Form 20-F
period 2003-02-28
LEADING BRANDS INC
filed 2003-07-22
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2003
Commission File No. 0-19884

LEADING BRANDS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1800 – 1500 West Georgia Street, Vancouver, BC Canada V6G 2Z6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
February 28, 2003 – 14,728,669 Common Shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒    No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☒    Item 18 ☐

Securities and Exchange Commission
Washington, D.C. 20549 U.S.A.

Form 20-F
For the fiscal year ended February 28, 2003
Commission File No. 0-19884
Leading Brands, Inc.

PART I

Item 1. – Identity of Directors, Senior Management and Advisers

This item is not applicable for an Annual Report.

Item 2. – Offer Statistics and Expected Timetable

This item is not applicable for an Annual Report.

Item 3. – Key Information

A.	Selected Financial data.

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to the Company for the periods indicated. It should be read in conjunction with this Annual Report and the Company's consolidated financial statements listed in Item 17 of this Annual Report. The following table is derived from, and is qualified by, the Company's financial statements which have been prepared in accordance with generally accepted accounting principles in Canada.

Unless otherwise specified, all amounts set out in this Annual Report are expressed in United States dollars.

	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000	YEAR ENDED Feb. 28, 1999
Net sales / operating revenue	$47,361,598	$41,181,549	$51,087,079	$31,169,899	$27,754,061
Income(loss) from Operations	($653,491)	$1,766,141	($1,181,550)	($2,215,650)	($3,203,447)
Net Income (loss)	($6,250,126)	$1,338,988	$1,215,558	($644,205)	($1,232,651)
Net Income (loss) from Operations per share	($0.05)	$0.13	($0.11)	($0.29)	($0.46)
Net Income (loss) per share	($0.46)	$0.10	$0.09	($0.11)	($0.18)
Total assets	$20,948,792	$22,426,084	$30,373,140	$23,162,807	$20,460,763
Net assets	$9,639,692	$13,296,913	$12,619,395	9,451,561	$6,045,135
Capital stock	25,515,098	$23,452,934	$23,566,528	21,117,427	$17,066,796

	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000	YEAR ENDED Feb. 28, 1999
Long-term Obligations	$2,251,173	$3,184,346	$5,493,736	$5,866,054	$6,903,481
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average number of common shares outstanding	13,754,598	13,593,310	10,390,165	7,523,749	6,967,195

For all years presented, diluted EPS was the same as basic except for 2001 where diluted EPS was $0.08.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in note 20 of the annual financial statements. The selected financial data should be read in conjunction with the Company’s financial statements.

	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000	YEAR ENDED Feb. 28, 1999
Net sales / operating revenue	$47,222,643	$41,181,549	$51,087,079	$30,612,215	$26,905,680
Income(loss) from Operations	($1,337,579)	$92,010	($2,054,332)	($2,772,132)	($3,203,447)
Net Income (loss) from Operations per share	($0.10)	$0.01	($0.20)	($0.37)	($0.46)
Net Income (loss)	($5,819,049)	$3,511,343	($3,219,782)	($1,302,517)	($1,194,971)
Net Income (loss) per share	($0.43)	$0.26	($0.34)	($0.28)	($0.17)
Total assets	$20,133,137	$21,189,083	$24,954,200	$22,459,168	$19,670,992
Net assets	$8,824,037	$11,861,687	$7,291,720	$8,742,922	$5,811,797
Long-term Obligations	$2,251,173	$3,382,571	$5,800,031	$5,866,055	$6,637,012
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

The primary difference between the loss of ($6,250,126) under Canadian GAAP versus the loss of ($5,819,049) under US GAAP for the year ended February 28, 2003 is the reduction of the write down of the investment in Quick Home Delivery operations as a result of the cumulative effect of SOP 98-5(i). As explained in note 20(a) of the financial statements, the other significant difference is the expensing of the deferred product launch costs and certain deferred costs based on SOP 98-5(i) of US GAAP.

For all years presented, the diluted earnings (loss) per share was the same as basic.

3.	Exchange Rates

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars. Assets and liabilities have been translated using the rate in effect at the year end (1.4840), while revenues and expenses have been translated at the average rate for the year (1.5584).

Exchange Rate – July 2, 2003: 1.3363

Exchange rates for the previous six months:

	June 1-30, 2003	May 1-31, 2003	April 1-30, 2003	March 1-31, 2003	Feb.1-28, 2003	Jan.1-31, 2003
High	1.3758	1.4223	1.4846	1.4907	1.5311	1.5747
Low	1.3342	1.3446	1.4335	1.4656	1.4871	1.5221
Average	1.3523	1.3838	1.4585	1.4764	1.5131	1.5410
End of Period	1.3553	1.3685	1.4334	1.4678	1.4840	1.5215

Exchange rates for the five most recent financial years:

	Mar. 1, 2002 to Feb.28, 2003	Mar. 1, 2001 to Feb.28, 2002	Mar. 1, 2000 to Feb. 28, 2001	Mar. 1, 1999 to Feb. 29, 2000	Mar. 1, 1998 to Feb. 28, 1999
High	1.5994	1.6132	1.5600	1.5286	1.5765
Low	1.4871	1.5099	1.4470	1.4350	1.4075
Average	1.5584	1.5631	1.4979	1.4767	1.4953
End of Period	1.4840	1.6020	1.5316	1.4505	1.5074

B.	Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.	Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.	Risk factors.

Historically, the Company has had periods of unprofitable operations. The Company is engaged in a relatively capital intensive industry (bottling operations) that is subject to some seasonal fluctuations. In periods of low volumes, fixed costs can result in operating losses.

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 27% of revenue and the ten largest comprising 75% of revenue. The loss of several major customers would have a negative impact on earnings.

The Company purchases from the United States raw materials and goods for resale in Canada and thus is vulnerable to exchange rate fluctuations. The company sells certain products manufactured in Canada into the US. The Company does not presently use any financial instruments to hedge foreign currency fluctuations. The sale of Canadian produced products into the US acts as a natural hedge against foreign currency fluctuations. A significant increase in the value of the US dollar in relation to the Canadian dollar would increase the Company’s cost of product and revenues from export sales. The amount of export revenue does not exactly offset the amount of raw materials and goods for resale purchased in US dollars. Therefore, some vulnerability to exchange rate fluctuations exists.

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply could create operational problems and increased costs in the short term.

The following are some of the other factors that could affect the Company’s financial performance:

–	Increased competitor consolidations, market place competition, and competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth.

–	Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions. For example, the Company currently has significant tax losses available, and a change in legislation affecting these would negatively impact future results. Environmental laws affecting beverage containers could add costs to the Company and/or decrease consumer demand for the Company’s products.

–	Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations, which are subject to various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company’s products and changes in interest rates (see Item 11).

–	The uncertainties of litigation, as the Company is party to several lawsuits as detailed in Item 8.

–	Changes in general economic and business conditions.

–	The effectiveness and success of the Company’s marketing programs, especially for newer brands such as TREK ® and Pez® 100% Juice ™.

–	Changes in consumer tastes and preference and market demand for new and existing products.

–	Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Item 4. – Key Information on the Company

A.	History and development of the Company.

1.	The legal name of the Company is “Leading Brands, Inc.”.

2.	The Company was incorporated on February 4, 1986 under the name "2060 Investments Ltd.". On May 21, 1986 the Company changed its name to "Camfrey Resources Ltd." On March 16, 1993, the Company changed its name to "Brio Industries Inc.", and on October 25, 1999, the Company changed its name from Brio Industries, Inc. to Leading Brands, Inc.

3.

The Company was incorporated under the laws of the province of British Columbia, Canada. The address and telephone number of its principal place of business is:

     Suite 1800 – 1500 West Georgia Street
     Vancouver BC
     Canada V6G 2Z6
     Tel: 604-685-5200

4.

Description of the Company’s principal capital expenditures and divestitures for the past 3 years.

Acquisition of Can-Am Distributors Ltd.

On July 2, 1999, the Company acquired all of the issued and outstanding shares of Can-Am Distributors Ltd. and Alamo Snacks Ltd. (“Can-Am” and “Alamo”), two related companies, by purchasing all of the issued and outstanding shares of J&J Holdings Inc. and D&K Read

Holding Ltd., the holding companies of Can-Am and Alamo, for total consideration of $1,057,638, consisting of cash of $761,005 and shares of the Company with a value of $296,633. The purchase price was subject to an upward adjustment of up to $689,845, payable at the vendor’s option in either cash or common shares of the Company, in the event that Can-Am and Alamo achieve certain specified earnings targets in each of the years ending June 30, 2000, 2001 and 2002. The assets acquired included current assets of $1,620,894, capital assets of $439,401, other assets of $133,030, current liabilities of $1,072,381, long-term liabilities of $273,312 and goodwill of $707,023.

During the year ended February 28, 2001 an additional $497,017 was paid in connection with this acquisition and the obligation for any further adjustments was terminated. This amount has been recorded as an increase in goodwill attributable to the acquisition.

Sale of Quick.com (“Quick”) assets and business

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home delivery business to Northland Technologies Inc. (“NTI”), a Company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations. Under Canadian GAAP applicable to non-monetary transactions, the consideration received has been recorded at the amount of the book value of the assets disposed and no gain or loss has been recognized on the transaction. Details of the assets disposed of are as follows:

Web site development costs	$2,117,210
Deferred operating costs	764,899
Advances	400,193
Cash	1,301,999

Value attributed to the NTI preferred shares	$4,584,301

The preferred shares include voting rights granting the Company a 12% share in net assets of NTI and are redeemable by NTI on or after March 23, 2001 for either the transfer of all of NTI’s right, title and interest in the Quick assets and business, or cash of $7.8 million. The shares are retractable at the option of the Company on or after January 1, 2004 for the redemption amount plus any unpaid dividends. In the event of retraction, NTI retains its right to pay the redemption amount in either of the manners described above.

The Company also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

Under U.S. GAAP applicable to non monetary related party transactions, the consideration received in connection with the sale of the Quick.com assets and business would be recorded at the amount of the book value of the assets disposed. As a result of applying EITF 00-2 and SOP 98-5 to the operations of the Quick business, the book value of the Quick business on disposition for U.S. GAAP purposes differed from the Canadian GAAP book value by $1,007,550.

At the end of fiscal year 2003, the Company decided to discontinue its support of the Quick Home Delivery Operations and, accordingly, recorded a $6,523,880 write-down on its investment.

Closure of Alamo Snack Facility

During the year ended February 28, 2002 the Company closed the operations of its snack facility. The Company determined that this could not be developed to the same degree as its other businesses. The sales revenue attributable to this operation in the year ended February 28, 2002 was $197,874 compared to $1,383,596 in the prior year.

Sale of Bar Truck Business

During 2002, the Company sold its Vancouver bar and hotel distribution business for $191,926. This minor division had annual sales of approximately $575,000 or 1.4% of total revenue.

5.	There are no significant capital expenditures or divestitures currently in progress.

6.	There have been no public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current financial year.

B.	Business overview.

Leading Brands, Inc. ("LBI") and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverage and food products, throughout most of North America.

The Company’s operations can be described in the following fully integrated activities: beverage bottling, food and beverage sales and distribution, and brand licensing and brand development.

Leading Brands of Canada, Inc. is the principal operating subsidiary engaged in the Company’s food and beverage business. Originally a "direct to store" distributor of soft drinks, the Company evolved into a fully integrated bottling and distribution operation.

Leading Brands of America, Inc. is the principal operating subsidiary in the United States.

Beverage Bottling

The beverage bottling operations of the Company comprise the largest juice and new age beverage packaging entity in Western Canada. The Company operates two plants: a 50,000 square foot plant in Edmonton, Alberta and a 100,000 square foot plant in Richmond, British Columbia. The Company bottles juices and new age beverages for co-pack customers, private label customers, and the Company’s licensed and branded products. The Company’s plants are “hot fill” plants designed to allow for extended shelf life of products without the use of preservatives.

The Company provides beverage packaging services (“co-pack”) to major branded beverage companies such as Coca Cola Enterprises Ltd., Pepsi-Cola Company, Quaker Tropicana Gatorade Canada, Ocean Spray International, Inc. and the Mark Anthony Group. In co-pack operations, the customer normally provides some or all of the packaging materials and ingredients to the Company for the product to be packaged to the Customer's specifications. The Company charges a “co-pack fee” that equates to the cost of the packaging service provided and also bills for any materials not supplied by the customer. More recently, the Company has become involved in purchasing more materials and ingredients for its co-pack customers, thereby increasing the Company’s revenues and dollar margins. The additional revenue generated by providing more materials and ingredients was $15.2 million in 2003 and $8.3 million in 2002.

The Company’s private label program serves most of the primary major grocery chain stores in Canada. This business involves designing, developing and formulating juices and new age beverages, principally for chain stores, to be sold under their private or controlled label programs. Packaging materials and ingredients are purchased and the finished products are sold to customers. The company also has entered into an arrangement with Cliffstar Corporation of Dunkirk, New York to further expand its private label juice business across Canada and the Western U.S.

The Company’s plants are designed and equipped to handle various types of containers. The Edmonton plant has three lines: a glass line, a polyethylene teraphalate (“PET”) line and a foil pouch line. The Richmond plant has one line that produces a combination of glass and PET, and is in the process of installing and commissioning a second line to run carbonated beverages with a post-fill tunnel pasteurization capability. In the fall of 1998, the Company replaced its existing glass line with a high-speed combination hot fill glass and PET line in the Richmond Plant’s beverage operations. The Company’s goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations, to expand the Company’s own branded product lines, supplement those lines with products licensed from third parties and to expand sales of its own branded product lines into the United States.

Sales and Distribution

The Company’s sales and distribution system comprise the largest independent , fully integrated beverage and food distributor in Canada. The sales and distribution system has two regional warehouse distribution centres located in Richmond, British Columbia and Edmonton, Alberta. In addition, there are third party distribution centres in Montreal, Toronto and Calgary as well as 4 smaller satellite locations. The sales and distribution system distributes a variety of juices, new age beverages, waters, food and confectionary items to retail, wholesale and distribution outlets.

The Company also owns and operates a spring water site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area. The bulk tanker loading facility has tank storage capacity of 10,000 gallons. This is the source for the Company’s Cool Canadian® Premium Spring Water. The Company also provides water for a public spring site free of charge at the base of the property.

The Company differentiates itself in the marketplace with its customer service. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the “turns” of its customers’ beverage inventory. The Company also distributes a wide variety of snack food, grocery and confectionary products. The Company’s licensed food brands include Little Debbie Snack Cakes produced by McKee Foods Corporation for distribution throughout Western Canada.

The Company has a sales and marketing team that covers most of Canada. As a market of approximately 30,000,000 people, covering more than 2,000,000 square miles, it is not always cost effective for the Company's delivery system to carry its products to its customers on its own trucks. At the same time, it is imperative that the Company maintain contact with those customers and provide sales and merchandising services necessary to ensure proper presentation of the Company's brands on store shelves and to assure appropriate ordering and pull-through of the Company's products.

The sales professionals in Canada cover all aspects of the retail trade including chain grocery and drug stores, mass merchandise centres, food service outlets and convenience stores. The salespeople and merchandisers are linked by computer to the Company's central databases, allowing for complete automation of the ordering functions.

In February 2002, the Company opened a sales office in Stamford, Connecticut and now employs sales professionals in major markets across the United States. These salespeople are primarily focused on servicing third party regional distributors contracted to the Company.

The Company’s marketing department is constantly developing and implementing innovative marketing programs for all the brands represented. From sales booklets and point of sale materials to contests, sampling events and in-store demonstrations, the Company is always working to bring its brands to the top of its consumer's mind. The Company’s goal is to promote and market all the brands it represents in a fun, positive and informed environment.

Brand Licensing and Brand Development

The Company has increased its focus to licensed brands and the development of its own brands. Several of the Company's branded products, TREK ®, Pez® 100% Juice ™, Caesar’s Bloody Caesar®, Caesar’s Caesar Cocktail®, and Country Harvest® Natural Juices are fully packaged and managed by the Company. The Company’s licensed brands include Fiji Natural Artesian Water®, Hansen’s® Beverages, and Stewart’s® Fountain Classics, Mad Croc™ and Red Devil™.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In 2003 export sales were less than 10% of the Company’s revenues, although this percentage is growing.

Demand for the Company’s beverage products is seasonal, with the warmer months having more demand than the cooler months.

Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company’s co-pack customers. For the Company’s branded and private label products, this risk remains with the Company.

Raw materials used in the beverage packaging business consist primarily of sugar, bottles, closures, flavouring and cardboard. The Company generally uses filtered municipal water but also has its own spring site in British Columbia.

–	Sugar is commodity priced and is generally purchased under a one year contract and there are several suppliers in both Canada and the United States.

–	Bottles are generally purchased in the US, but there is a PET bottle supplier in Canada. Clear glass supply can be limited due to market demand for this item. Pricing tends to remain stable during the year.

–	Closures and flavourings are generally purchased in the US, but Canadian suppliers are becoming available.

–	Cardboard is widely available and while pricing fluctuates from year to year, it is generally stable in the short term.

The majority of the Company’s sales are handled directly by the Company’s own sales force. The Company uses a few brokers to assist with sales to retailers in some markets. And in other markets, principally in the United States, goes to market with some products through third party distributors.

C.	Organizational structure.

Following is a list of the Company’s main subsidiaries:

•	Leading Brands of Canada, Inc. (LBC)
	–	incorporated provincially in Alberta, Canada;
	–	100% owned by Leading Brands, Inc.;
	–	LBC is the Company’s principal operating subsidiary in Canada.

•	Leading Brands of America, Inc. (LBAI)
	–	incorporated in Delaware;
	–	100% owned by Leading Brands, Inc. and Leading Brands of Canada, Inc.;
LBAI is the Company’s principal operating subsidiary in the United States.

•	Kert Technologies, Inc. (formerly The TREK Company, Inc.)
	–	incorporated federally in Canada;
	–	94% owned by Leading Brands, Inc.;
	–	licenses and owns the Company’s TREK trademarks and other intellectual property.

•	LBI Brands, Inc.
	–	incorporated provincially in British Columbia, Canada;
	–	100% owned by Leading Brands, Inc.;
	–	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

•	Quick, Inc.
	–	incorporated in Florida, USA;
	–	97% owned by Leading Brands, Inc.;
	–	owns certain trademarks and rights.

D.	Property, plants and equipment.

Beverage Operations

LBC operates two beverage plants: one in Edmonton, Alberta and one in Richmond, British Columbia. By mid-2003, the two plants will have a total 144 oz. equivalent case capacity of approximately 25,000,000 cases per annum.

The Company owns a 50,000 square foot plant in Edmonton, Alberta, located at 4104 -99 Street. The plant contains three lines: glass, P.E.T. and pouch line for a combined 144 oz. equivalent case capacity of 10,000,000 cases per annum.

The Richmond, B.C. plant, is a 100,000 square foot facility, with a high speed combination hot fill glass and PET plastic line, and a carbonated line. This plant has an annual case volume capacity of approximately 15,000,000 144 oz. equivalent cases. The premises, including adjacent office space, are under a lease for approximately $27,907 per month that expires June 2006.

The Company also owns and operates a spring site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area.

Sales and Distribution

The Company has sales offices in the following locations:

(1)	880 Canal Street, Stamford, Connecticut. The space occupies 1,850 square feet and is leased for $3,000 per month until September 30, 2003..

(2)	250 – 1050 Seminaire nord, Saint-Jean-sur-Richelieu, Quebec. The space occupies 1,469 square feet and is leased month-to-month for $962 per month.

The Company has the following locations that serve the role of regional warehouses or distribution centres.

(1)	3870 – 98 Street, Edmonton, Alberta. The space occupies 61,872 square feet and is leased for $11,580 per month until August 31, 2004.

The Company also utilizes the following third party distribution centres:

(1)	104 Walker Drive, Brampton Ontario

(2)	2300 Chemin Monterey, Chomedey, Laval Quebec

(3)	3916 – 61 Avenue SE, Calgary Alberta

The company also leases office space for its head office as follows:

(1)	Suite 1800 – 1500 West Georgia Street, Vancouver BC. The space occupies 6,036 square feet and is being leased for $5,423 to $7,118 per month until January 2008.

Quick, Inc.

Quick, Inc. leases a 32,000 square foot warehouse at 14 – 13331 Vulcan Way in Richmond, BC. This facility is being leased for approximately $9,114 per month until August 31, 2003.

Item 5. – Operating and Financial Review

A.	Operating results

Financial Year Ended February 28, 2003

Sales

Sales for the year ended February 28, 2003 were $47,361,598, compared to $41,181,549 for the previous year, representing an increase of 15 % or $6.2 million. The increase is attributed to the following:

–	Introduction of two new brands – TREK ® and Pez® 100% Juice ™, 16.7% ($6.9 million).

–	Net sales decrease in non co-pack brands other than TREK ® and Pez® 100% Juice ™, 10% ($4.1 million)

–	Nets sales increase in co-pack operations, 8.3% ($3.4 million).

Cost of Sales and Margin

Cost of sales increased from $32,073,301 to $38,009,995 as a result of the sales increase. Gross margin was $9,351,603 in the current year compared to $9,108,248 in the prior year. The margin percentage of 19.7 % is lower than the previous year of 22% due to the increase of co-pack volume of products in which the Company supplies the raw materials and the production issues related to the start up of the two new brands TREK ®, and Pez® 100% Juice ™.

Selling, General and Administration Expenses

These expenses increased from $6,075,710 to $8,977,802, or 48%, compared to the sales increase of 15%. These additional costs are the result of expanding the market for certain proprietary products into the US. The Leading Brands of America office opened in February 2002, and the company has since established a sales presence across the US.

Other Expenses

Depreciation decreased by $66,034 from $821,503 in the prior year to $755,469. This was due to the closure of the Alamo Snack Facility, the sale of the bar truck business, and the sale of the distribution building in Edmonton during 2002. Amortization of goodwill, deferred costs and trademarks and rights decreased by $173,071 from $444,894 to $271,823 mostly due to the change in accounting policy relating to goodwill as noted in the summary of significant accounting policies in the financial statements, stating that goodwill is no longer amortized. Interest decreased by $212,190 from $626,186 to $413,996 due to lower average borrowing and interest rates during the year, and the retirement of a long term debt relating to a production line in the Richmond plant. For US GAAP, interest accretion of $147,615 on convertible preferred shares would not be recorded as explained in note 20 of the financial statements.

Extraordinary Loss on Investment

At the end of the fiscal year 2003, the Company decided to discontinue support of the Quick Home Operations delivery service and, accordingly, recorded a $6,523,880 write down on its investment, as stated in Note 7 of the financial statements.

Financial Year Ended February 28, 2002

Sales

Sales for the year ended February 28, 2002 were $41,181,549, compared to $51,087,079 for the previous year, representing a decrease of 19.4% or $9.9 million. The decrease is attributed to the following:

–	reduction in sales due to termination of SoBe license agreement and resulting change from being a distributor to being a co-packer 18.6% ($9.5 million)

–	effects of exchange rate changes reduced reported sales in US dollars by 3.6% ($1.8 million)

–	net sales increases in co-pack operations and sale of products 2.8% ($1.4 million)

Cost of Sales and Margin

Cost of sales decreased from $40,048,600 to $32,073,301 as a result of the sales decrease. The margin percentage of 22% is consistent with the prior year.

Selling, General and Administration Expenses

These expenses decreased from $10,436,743 to $6,075,710, or 42% compared to the sales decrease of 19%. Upon termination of the SoBe license agreement the Company significantly reduced marketing, sales, distribution and administration personnel and expenditures. In the prior year, the Company had invested in these areas to build this brand in Canada.

Other Expenses

Depreciation decreased by $524,920 from $1,346,423 in the prior year to $821,503 due to the sale of capital assets related to the SoBe termination and the change in amortization rates for certain production equipment as explained in the summary of significant accounting policies in the financial statements. Amortization of goodwill, deferred costs and trademarks and rights aggregating $444,894 was consistent with the prior year amounts of $436,863. Interest decreased by $179,743 from $805,929 to $626,186 due to lower average borrowings and interest rates during the year. For US GAAP, interest accretion of $112,484 on convertible preferred shares would not be recorded as explained in note 20 of the financial statements.

Other Income

For Canadian GAAP purposes, a gain on termination of $199,033 relating to a termination of license was recorded in 2002, with an additional $3,734,002 being recognized in 2001. For US GAAP purposes these gains have been recorded in 2002. For US GAAP, additional expenses relating to deferred costs, website development and stock based compensation costs would be recorded. These differences are explained in note 20 of the financial statements.

B.	Liquidity and Capital Resources

Financial Year Ended February 28, 2003

As at February 28, 2003 the company had negative working capital of $1,444,111 compared to negative working capital of $208,400 at the prior year end. Bank indebtedness was $2,914,542 compared to $1,276,193 for the prior year. There were no cash or cash equivalents as at February 28, 2003 or the previous year.

In the opinion of the Company, the current level of working capital is sufficient for present and future requirements as the company has unused borrowing capacity on its revolving demand loan of approximately $1.46 million as at February 28, 2003.

Net cash generated from operating activities for the 12 months ended February 28, 2003 was $596,970. Operating activities generated $1,532,118 of cash compared to $2,518,836 in the prior year. Working capital changes generated $400,196 due to a reduction in average days outstanding in trade accounts receivable, which was partially offset by an increase in prepaid expenses relating to deposits on production line equipment.

Net cash utilized in investing activities was $2,394,301 compared to $4,160,337 generated in the prior year. In the prior year, $4,493,211 was received as a result of the termination of the SoBe agreement, and $1,595,891 from the sale of capital assets. During 2003, $693,953 was advanced to Quick Home Delivery operations compared to $1,158,609 in the prior year. During 2003, $781,094 was expended on deferred costs compared to $108,817 in the prior year. $944,931 was expended on the purchase of capital assets compared to $693,327 in the prior year. In the prior year, $95,963 was received from the sale of a bar truck business and $63,975 was advanced to the purchaser under a long term promissory note.

Financing activities generated $2,034,891 from an increase in bank indebtedness of $1,638,349, issue of common shares relating to the exercising of options for $406,884 and the net reduction of long term indebtedness of $10,342.

The company has a demand revolving operating bank loan with a credit limit of $4,380,054 with an interest rate of Canadian prime plus 0.75%. The Company also has a term loan in the amount of $2,401,269 with an interest rate of Canadian prime plus 1.0%.

Other sources of financing include a mortgage, a note payable and capital leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company does not have any material capital expenditure commitments.

Financial Year Ended February 28, 2002

As at February 28, 2002, the Company had negative working capital of $208,400 compared to negative working capital of $481,132 at the prior year end. Bank indebtedness was $1,276,193 compared to $4,227,391 for the prior year. There were no cash or cash equivalents as at February 28, 2002 or the previous year.

Net cash generated from operating activities for the 12 months ended February 28, 2002 was $1,169,878 compared to $1,288,347 in the previous year. Operating activities generated $2,518,836 of cash compared to $204,193 that was utilized in the prior year. Working capital changes utilized $1,348,958 as decreases of accounts payable of $2,984,995 were not fully offset by decreases in inventory and accounts receivable. In the prior year, working capital changes generated $1,492,540 due to a large increase in accounts payable, only partially offset by increases in accounts receivable and inventory.

The primary reason for the changes within working is the change in relationship with SoBe. Accounts receivable decreased with sales, maintaining the normal number of days sales outstanding. Inventory decreased significantly as the Company was no longer purchasing the raw materials for the SoBe product, but was still earning co-pack revenue. As a result inventory turns increased. A portion of the funds received from the SoBe termination was used to decrease accounts payable as the Company began taking advantage of supplier discounts.

Net cash generated from investing activities was $4,160,337 compared to $5,356,312 utilized in the prior year. $4,493,211 was received as a result of the termination of the SoBe agreement. $1,595,891 was received from the sale of capital assets, primarily coolers and the Edmonton distribution warehouse. $693,327 was invested in capital assets, primarily coolers, distribution vehicles and production equipment. $1,158,609 was advanced to Quick Home Delivery Operations primarily for marketing costs and the purchase of capital assets related to the Quick assets and business as explained in notes 1 and 7 of the financial statements. $95,963 was received on the sale of the Company’s bar truck business and $63,975 was advanced to the purchaser under a long term promissory note. $108,817 was expended on deferred costs.

Financing activities utilized $5,436,577 as $2,371,785 of long term debt was repaid, bank indebtedness reduced by $2,951,198 and treasury stock of $113,594 was purchased.

Financial Year Ended February 28, 2001

As at February 28, 2001, the Company had negative working capital of $481,132.Bank indebtedness was $4,227,391. There were no cash and cash equivalents as at February 28, 2001.

Net cash generated from operating activities for the 12 months ended February 28, 2001 was $1,288,347. Operating activities utilized $204,193 of cash. The proceeds from the termination of the SoBe agreement were not received until subsequent to the year end. A reduction in non cash working capital generated $1,492,540 of cash from an increase in accounts payable partially offset by an increase in accounts receivable.

Financing activities included an increase in bank indebtedness of $2,535,938, proceeds from common shares issued of $1,644,851 and from obligations to issue preferred shares of $1,310,034. Financing activities also included the repayment of debt to Canada Customs and Revenue Agency of $259,703, repayment of long term debt of $1,205,466 and termination of lease payment of $29,786. Net cash invested in capital assets was $1,223,278 primarily related to the Company’s production equipment, $2,051,073 was invested in the development of a website, and $1,165,093 was expended on deferred costs. $1,310,034 utilized in the sale of the Quick.com business and assets was offset by the obligation to issue preferred shares above. Additional cash costs of $162,809 were incurred related to the purchase of Can-Am in the prior year. Net cash proceeds of $661,740 were realized from the sale of fixed assets.

C.	Research and development, patents and licenses, etc.

The Company defers certain new product promotion, launch and development costs and amortizes them over 36 months commencing with the date of the launch of the related product. See note 6 of the financial statements. Under US GAAP, SOP 98-5, Reporting on the Costs of Start-Up Activities, costs are expensed as incurred as explained in note 20 (a) to the financial statements.

The Company does not have a formal research and development program. It develops products as and when it sees fit by working with existing staff and outside consultants, where appropriate.

Following are current and pending patents and intellectual property owned by the Company:

–	patents for Quick website design and graphics
–	patent on the TREK bottle
–	proprietary TREK bottle and cap
–	TREK formulations for Fuel, Burn and Recover
–	Pez® 100% Juice ™ packaging
–	a large inventory of formulations for a wide variety of juices and new age beverages.

D.	Trend Information.

Sales for the first quarter ended May 31, 2003 are about 7% higher than the comparable period in the prior year. This is primarily due to the increase in sales of the Company’s new brands, TREK® and Pez® 100% Juice ™.

The introduction of these new products and the expansion into the US market may counteract some of the seasonal reduction in revenues typically experienced in the 3rd and 4th quarters.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 20 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes as explained below that the most critical accounting policies cover the following areas: goodwill and long-term investments advances.

Goodwill

Goodwill is recorded at cost and, effective January 1, 2002, it is no longer amortized. Management tested goodwill for impairment by comparing the book value to its fair value at each balance sheet date.

Long Term Investments

Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value.

At the end of the fiscal year 2003, the Company decided to discontinue support of its investment related to the Quick Home Operations delivery service and accordingly, recorded a $6,523,880 write-down on investment.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured.

Stock-based Compensation

The Company has adopted, prospectively, the new recommendations regarding stock-based compensation under the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payment”. The new standard applies to all awards granted on or after January 1, 2002.

The standard requires that all stock-based awards made to consultants be measured and recognized using a fair value based method such as Black Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) as allowed under the section. Under this method, compensation costs are generally recorded when the exercise price of the options is less than the market value of the underlying common stock. The proceeds received on the exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair value based method for stock options granted to directors and employees on or after January 1, 2002.

Compensation costs are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award.

New Pronouncements

The Company does not anticipate adopting any new material accounting standards for Canadian GAAP purposes in future years.

Item 6. – Directors, Senior Management and Employees

A.	Directors and senior management.

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company, areas of experience, and principal business activities performed outside the Company:

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

Ralph D. McRae West Vancouver, BC

Mr. McRae is a director and the Chairman, President and Chief Executive Officer of the Company and has been with Leading Brands, Inc. since March 1996. He is also a director and the Chairman, Chief Executive Officer and Secretary/Treasurer of Leading Brands of Canada, Inc., the Chairman and Chief Executive Officer of Leading Brands of America, Inc. and Kert Technologies, Inc.

Mr. McRae is a director and the Chairman and Chief Executive Officer of McRae Management Ltd., a waste management and water company based in Vancouver, BC. Mr. McRae is also a principal of McRae Ventures Inc., a corporation based in West Vancouver, BC.

R. Thomas Gaglardi Vancouver, BC	Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998. He is also the Secretary of the Company. He is also the President of Northland Properties Corporation, a hotel and restaurant company, and President of Moxie’s Restaurants Management, Inc.

Iain J. Harris Vancouver, BC	Mr. Harris has been a director of Leading Brands, Inc. since May 1996. He is also the Chairman and Chief Executive Officer of Summit Holdings Inc. and a director of Terasen Gas, Telus Corp., Nav Canada, and International Forest Products Ltd.

Peter Buckley	Mr. Buckley has been a director of Leading Brands, Inc. since August 1997. He is also the president of Old Spaghetti Factory Canada Ltd.

Name and Municipality of Residence	Principal Occupation and Areas of Experience

Jonathan Merriman San Francisco, CA	Mr. Merriman has been a director of Leading Brands, Inc. since January 1999. He is also the Chairman and CEO of Merriman Curhan Ford & Co. (formerly RTX Securities), and a director of Fiberstars Inc.and SSE Telecom Inc.

Douglas Carlson Aspen, CO	Mr. Carlson has been a director of Leading Brands, Inc. since August 1999. He is also the Chief Executive Officer of Fiji Natural Artesian Water Inc. and Chief Executive Officer of Wakaya Club Resort in Fiji.

Donna Higgins Port Coquitlam, BC	Ms. Higgins is the Chief Financial Officer of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands of America, Inc. Prior to joining Leading Brands in 1999, Ms. Higgins held senior accounting and finance positions with both a large Pepsi bottler and regional beverage distributor.

Joanne Petak North Vancouver, BC	Ms. Petak is the Vice President of Marketing for Leading Brands, Inc. Prior to joining the Company in December 2002, she spent over a decade in advertising agencies in Toronto and Sydney, Australia working on blue chip accounts such as General Mills, Nestle and Coca-Cola.

There are no arrangements or understandings pursuant to which any of the above was selected as a director or executive officer. There are no family relationships between any of the persons named above.

B.	Compensation.

In fiscal 1996, the Company implemented a management incentive compensation system. Under that system, the executive and divisional management of the Company exchanged part of their salary for stock options and a bonus program, payable in a combination of cash and the Company shares. Entitlement to the bonus is tied directly to the Company’s profitability in relation to budget. The Company’s sales and delivery personnel are paid in part by commission. The Company’s plant workers are also paid in part by an incentive tied to their productivity. The Company has no other bonus or profit sharing plans.

Compensation of Directors

Beginning March 2001, Directors receive $1,500 CDN per quarter (pro rated for those serving less than a full quarter) and $500 CDN for each directors’ meeting and committee meeting attended.

Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options. During the most recently completed financial year, there were no stock options granted to Directors.

BBI Holdings Inc. (“BBI”), which is controlled by Ralph McRae, receives $4,492 per month for consulting services provided by Mr. McRae and another director of BBI.

Compensation of Executive Officers

The following table is a summary of compensation paid to the five highest compensated Executive Officers of the Company and its subsidiaries.

		Annual Compensation			Stock Options
Name and Position of Principal	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the fiscal year (#)
Ralph McRae, Chairman, President and CEO	2003	Nil	125,000	282,340(1) 53,904	nil
Dave Read, President of LBI Brands, Inc.	2003	Nil	21,519(3)	138,193(2)	nil
Robert Miller, President of Leading Brands of America, Inc.	2003	150,000	nil	8,400(4)	200,000
Gerry Kenyon, Chief Operating Officer	2003	144,379(5)	nil	nil	125,000
Tim Dagg, President of North American Bottling division	2003	105,463(6)	29,983(7)	5,390(4)	nil

(1)	McRae Ventures, Inc., a company with a director in common with the Company, receives $282,340 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives $4,492 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.
(2)	VE Services, a company owned by Mr. Read, receives $138,193 for consulting services provided by Mr. Read.
(3)	Bonus included $14,438 in cash and $7,081 in common shares of the Company.
(4)	Auto allowance
(5)	Mr. Kenyon’s employment with the Company ended in March 2003, subsequent to the fiscal year ended February 28, 2003. This figure represents 12 complete months during the fiscal year covered.
(6)	Mr. Dagg’s employment with the Company ended in April 2003, subsequent to the fiscal year ended February 28, 2003. This figure represents 12 complete months during the fiscal year covered
(7)	Bonus included $20,542 in cash and $9,441 in common shares of the Company.

No amounts have been set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or officers of the Company.

C.	Board practices.

1.

The Company’s board of directors is currently comprised of six directors. These are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Peter Buckley and R. Thomas Gaglardi, the directors in Class III, will expire at the conclusion of the 2003 annual general meeting to be held on August 26, 2003, while the terms of office of the directors in Classes I and II expire at the 2004 and 2005 annual general meetings, respectively.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Leading Brands, Inc.:

Name	Class	Term of Office	Served Since

Peter Buckley	III	Aug/00 to Aug/03	August 1997
Douglas Carlson	II	Aug/02 to Aug/05	August 1999
R. Thomas Gaglardi	III	Aug/00 to Aug/03	October 1998
Iain J. Harris	II	Aug/02 to Aug/05	May 1996
Jonathan Merriman	I	Aug/01 to Aug/04	January 1999
Ralph D. McRae	I	Aug/01 to Aug/04	March 1996

2.	There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

3.

The members of the Company’s audit committee are:

- Peter Buckley
- Douglas Carlson
- Iain J. Harris.

The function of the audit committee is one of review. The committee reports to the Board from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board to make an informed decision.

The members of the Company’s compensation committee are:

- Douglas Carlson
- Jonathan Merriman

The function of the compensation committee is to review the compensation of the President and guidelines for the compensation policies of the Company. The Committee reports its recommendations to the Board. Compensation matters may also be reviewed and approved by the entire board of directors.

As of June 30, 2003 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Donna Higgins	Chief Financial Officer
R. Thomas Gaglardi	Secretary
Joanne Petak	Vice President of Marketing

D.	Employees.

As of February 28, 2003, there were a total of 194 employees of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands of America, Inc. broken down as follows:

Canada

	Administrative/ Sales/Marketing		Manufacturing/Distribution
	Full Time	Temporary	Full Time	Temporary
British Columbia	23	6	58	8
Alberta	21	2	52	3
Ontario	2	0	0	0
Quebec	4	1	0	0
Manitoba	1	0	0	0

United States

Administrative/ Sales/Marketing
8 States	13

E.	Share ownership.

1.

Options to purchase common shares from the Company or subsidiaries of the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the board of directors, and subject to shareholder approval.

As of February 28, 2003, there were 3,483,994 issued and outstanding options, with a weighted average exercise price of $1.19.

As of July 2, 2003 there were 3,167,328 issued and outstanding options, with a weighted average exercise price of $1.19. Of the total stock options granted, 2,338,097 have vested and are available for exercise as at July 1, 2003.
The following table provides share ownership information with respect to the directors and officers listed in subsection 6.B above.

Name	Common Shares Held (1) (#)	Stock Options Granted (#)	Date of Grant	Exercise Price	Expiration Date
Ralph McRae	422,260 (2.87%)	500,000 300,000 200,000	Mar.1, 2000 Aug.29,2000 Aug.29,2000	1.00 1.00 1.00	Mar.1, 2010 Sept.1,2005 Sept.1,2005
Dave Read	12,365 (0.08%)	50,000 50,000 100,000	July 2, 1999 Aug.27, 1999 Jan.22, 2001	1.00 1.00 1.00	July 2, 2004 Aug 27,2004 Jan.22, 2006
Robert Miller	40,000 (0.27%)	200,000	April 3, 2002	1.70	Feb.11, 2007
Gerry Kenyon		75,000(2) 125,000(2)	May 22, 2000 April 3, 2002	1.00 1.70	March 31, 2004 March 31, 2004
Tim Dagg		50,000(3) 50,000(3) 100,000(3)	July 2, 1999 Aug.27, 1999 Jan.22, 2001	1.00 1.00 1.00	July 2, 2004 Aug.27, 2004 Jan. 22, 2006

(1)	The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.
(2)	Mr. Kenyon's employment with the Company ended in April 2003. His stock options continue vesting until their expiry date of March 31, 2004.
(3)	Mr. Dagg’s employment with the Company ended in April 2003. In May 2003, Mr. Dagg exercised his balance of 150,833 vested stock options.

2.	There are no other arrangements for involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at June 30, 2003, the Company had 14,947,502 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of June 30, 2003:

(a)

Name of shareholder	Number of shares	Percentage of outstanding shares
Cede & Co. (1)	8,731,553	58.41%
CDS & Co. (2)	2,155,323	14.42%
Northland Properties (3)	2,020,626	13.52%
Gilvest LP (4)	864,000	5.78%

(1)	Cede & Co. is an American depository, holding shares on behalf of beneficial owners.
(2)	CDS & Co. is a Canadian depository, holding shares on behalf of beneficial owners.
(3)	Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.
(4)	Gilvest LP is related to Douglas Carlson, a director of Leading Brands, Inc.

(b)

In December 2002, Northland Properties Corporation (“NPC”) converted 2,000,000 Class E preferred shares to 788,626 common shares at the rate of $1.75 USD per share. This transaction increased NPC’s percentage ownership of the Company’s outstanding shares from 8.66% as at February 28, 2002 to 13.52% at February 28, 2003.

There has been no other significant change in the percentage ownership held by any major shareholders during the past three years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

3.	The Company’s register of 318 members showed that 10,147,543 of the Company’s common shares or 68% were held by 269 registered shareholders residing in the United States.

4.	To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

5.	To the best of the Company's knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in "street form".

B.	Related party transactions.

The Company has not at any time during the period since the beginning of the last fiscal year to July 2, 2003 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a)	BBI Holdings Inc., a Company with a director in common with the Company, receives $4,492 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.;

b)	Strategic Growth International, Inc., a company related to Stan Altschuler, an officer of Leading Brands of America, Inc., received fees of $8,000 per month. This agreement was terminated effective November 2002.

c)

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (“NTI”), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

The Company also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

During the fiscal year 2003, the Company advanced $693,953 to support its investment in NTI related to the Quick Home Operations delivery service.

At the end of the fiscal year 2003, the Company decided to discontinue its support of the Quick Home Operations delivery service and, accordingly, recorded a write down of $6,523,880 on this investment. See note 1(a) of the annual financial statements for further details.

d)	Fiji Water, a company with a director in common with the Company, supplied products for resale in the amount of $171,584 during the year ended February 28, 2003.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information. The following financial statements for the year ended February 28, 2003 are included in this report as Exhibit 1:

	(a)	Balance sheets

	(b)	Statement of Income and Deficit

	(c)	Statements of Cash Flows

	(d)	Summary of Significant Accounting Policies

	(e)	Notes to the Financial Statements

A-7.

Legal Proceedings

Perrier Group of Canada Ltd.

On January 13, 2000, The Perrier Group of Canada Ltd. (“Perrier”) commenced an action against the Company in the Supreme Court of British Columbia, Action No. S000201, claiming approximately $1,000,000 CAD in damages for unpaid product sold to the Company between February 1998 and March 1999. There are additional unquantified claims which are unlikely to be pursued, or if pursued to be substantial. On February 25, 2000, the Company filed a Statement of Defense denying the allegations by Perrier. On February 25, 2000, the Company filed a Counterclaim against Perrier and others for breach of contract and misrepresentation. The amount sought in the Counterclaim is substantially in excess of $1,000,000 CAD, On March 21, 2000, Perrier filed a Statement of Defense to Counterclaim in which it denied the allegations in the Counterclaim The Counterclaim included Frank DeVries, Geoff Novinger and Catherine Lam as defendants by counterclaim against whom unspecified damages have been sought. The claim against Lam has been discontinued.

The trial was originally set for September 2002 but was adjourned, principally in order to enable the parties to attempt to mediate a settlement. A mediation has not yet taken place and whether it will or, if it does, what the outcome will be, is difficult to predict. It is likely that the trial will be reset for early 2005.

Glennie Stamnes Advertising Limited

Claim and counterclaim arising out of advertising services and media purchases. This matter was settled in August 2002. The settlement was charged against an accrual carried forward from the year ended February 28, 2002.

Palmer Jarvis DDB, a division of Omnicom Canada Inc. and Omnicom Canada Inc.

In February 2001 Palmer Jarvis commenced an action against the Company claiming for debt in the amount of approximately $251,600, for marketing and web site design services relating to Quick.com.

Leading Brands, Inc. says that the proper party to this agreement was Quick, Inc. and alternatively denies the claims. Quick, Inc. commenced a separate action against Omnicom Canada Inc. in the Supreme Court of British Columbia on February 6, 2001 claiming damages for breach of contract, negligence and consequential loss due to design of website and delay in its delivery. Omnicom has denied the claim. These two actions were consolidated into a single proceeding, and Omnicom has claimed unspecified damages for breach of copyright and conversion. Leading Brands, Inc. has added a claim against Omnicom for breach of copyright and conversion. An estimate of the amount of potential damages cannot be provided at this time, and a trial date has been set for April/May 2004.

Grant Thornton Limited and Campney & Murphy

A claim by the receiver of Island Mist (see below) for indemnity for his fees and disbursements of conducting the receivership. Leading Brands counterclaimed against both Grant Thornton Limited and Campney & Murphy on the basis of negligence, breach of fiduciary, contractual and tort duties and obligations. This matter was settled in January 2003 for a nominal amount. The settlement was charged to an accrual carried forward from February 28, 2002.

Island Mist Beverages Inc.

Brio Beverages Inc. (now Leading Brands of Canada, Inc.) and Brio Industries Inc. (now Leading Brands, Inc.) commenced a Supreme Court Action against Island Mist Beverages Inc. in March 1999 seeking enforcement of the terms of a general security agreement as a means to collect the sum of $197,736.00 (as at January 25, 1999) plus interest. In the course of this proceeding Grant Thornton Limited was appointed receiver of Island Mist Beverages Inc. (see reference to Grant Thornton Limited and Campney & Murphy above). The receiver sold the assets of Island Mist for the sum of $240,000, however third parties claimed they had priority to the claims of the Brio (now Leading Brands) companies that exceed the proceeds of sale. The Company had also commenced collection proceedings against two principals of Island Mist Beverages Inc. who personally guaranteed the debts of Island Mist to the Company for product supplied. These matters were settled in January 2003 as part of the amount mentioned in the Grant Thornton Limited and Campney & Murphy section.

A-8.

Dividend Distributions

The Company will consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.	Significant Changes since the date of the annual financial statements.

None

Item 9. – The Offer and Listing.

Note: For an Annual Report, only the information called for by Items 9.A.4 and 9.C is required

A.	Offer and listing details.

	4.	Following is information regarding the price history of the stock, in United States dollars:

	(a)	for the five most recent full financial years:

Period	High $	Low $
March 1, 2002 to Feb. 28, 2003	4.14	1.52
March 1, 2001 to Feb. 28, 2002	1.99	0.43
March 1, 2000 to Feb. 28, 2001	4.68	0.75
March 1, 1999 to Feb. 29, 2000	3.50	0.63
March 1, 1998 to Feb. 28, 1999	3.25	0.84

(b)	for each full financial quarter of the two most recent full financial years:

Period	High $	Low $
4th Quarter of Fiscal 2002 Dec. 1, 2002 – Feb. 28, 2003	3.24	1.88
3rd Quarter of Fiscal 2002 Sept. 1, 2002 - Nov.30, 2002	4.14	1.76
2nd Quarter of Fiscal 2002 June 1, 2002 – Aug. 31, 2002	3.39	1.63
1st Quarter of Fiscal 2002 March 1, 2002 to May 31, 2002	2.39	1.52
4th Quarter of Fiscal 2001 Dec. 1, 2001 – Feb. 28, 2002	1.99	0.90
3rd Quarter of Fiscal 2001 Sept. 1, 2001 - Nov.30, 2001	1.07	0.88
2nd Quarter of Fiscal 2001 June 1, 2001 – Aug. 31, 2001	1.19	0.86
1st Quarter of Fiscal 2001 March 1, 2001 to May 31, 2001	1.05	0.43

(c)	for the most recent six months:

Period	High $	Low $
June 1 – 30, 2003	1.86	1.50
May 1 – 31, 2003	2.15	1.50
April 1 – 30, 2003	2.49	1.77
March 1 – 31, 2003	1.98	1.70
February 1 – 28, 2003	2.35	1.88
January 1 – 31, 2003	2.83	2.01

C.	Markets.

The Company's common shares have been quoted on the NASDAQ Small-cap Market since August 3, 1993. The ticker symbol is LBIX.

On May 8, 2002 the Company’s common shares were listed on the Toronto Stock Exchange (“TSX”) under the ticker symbol LBI. On April 8, 2003 the Company voluntarily delisted its shares from the TSX.

Item 10. – Additional Information.

A.	Share capital This item is not applicable for an Annual Report.

B.	Memorandum and articles of association. This information has been previously reported and is incorporated by reference.

C.	Material contracts. There are no additional material contracts, other than those discussed elsewhere in this report.

D.

Exchange controls.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item E, Taxation".

E.

Taxation.

A brief and general description is included below of certain taxes, including withholding taxes, to which United States security holders are subject under the existing tax laws and regulations of Canada. The consequences, if any, of provincial taxes are not considered. Please note that the following information is general and security holders should seek the advice of their own tax advisors with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any United States federal, state or local taxes.

The discussion in this section summarizes the principal Canadian federal income tax consequences of acquiring, holding, and disposing of shares of common stock of a Canadian corporation for a shareholder who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of the corporation as capital property for purposes of the Income Tax Act (Canada) (the "Tax Act"). This discussion is not exhaustive of all possible Canadian income tax consequences to all United States resident holders and in particular will not be applicable where the United States resident is a non-resident insurer carrying on an insurance business in Canada in respect of which the shares of the corporation are held or used in Canada. Nor should these comments be interpreted as legal or tax advice to any particular person, each of whom should consult their own tax advisors with respect to their particular circumstances.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended, (the "1980 Convention"). It should be noted that the following discussion of Canadian federal income tax consequences does not take into consideration any further amendments to the Convention negotiated between Canada and the United States.

The Tax Act provides in subsection 212(2) that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian-resident corporation to a non-resident of Canada will be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend. Dividends paid by a Canadian corporation to shareholders resident in Canada are not subject to withholding tax.

Generally the disposition by a non-resident of shares of a Canadian public corporation is not subject to Canadian income tax. However, subsections 2(3) and 115(1) of the Tax Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a Canadian public corporation if such non-resident, together with persons with whom he does not deal at arm's length, owned 25% or more of the issued shares of any class of the capital stock of the Canadian corporation at any time during the five-year period that ends at the time of disposition of the shares. Proposed amendments to section 115 and subsection 128.1(4) provide that a non-resident person will also be taxed in Canada on any “taxable capital gain” on the disposition of the shares of the Company if the non-resident holder elected under the Tax Act to treat such shares as taxable Canadian property upon ceasing to be a resident of Canada subsequent to 1992 and prior to October 2, 1996. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on "taxable capital gains" arising on the disposition of shares that constitute capital property used in carrying on a business in Canada.

Provisions in the Tax Act relating to dividend and deemed dividend payments to, and gains realized by, non-residents of Canada who are residents of the United States are subject to the 1980 Convention. Article X of the 1980 Convention provides that the rate of Canadian nonresident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting stock of the corporation paying the dividend will not exceed 5% of the dividend or deemed dividend. Otherwise, and except in the case of dividends and deemed dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends or deemed dividends are paid are effectively connected with a permanent establishment in Canada, the rate of non-resident withholding will not exceed 15% of the dividend or deemed dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends or deemed dividends are paid are effectively connected with that permanent establishment, the dividends or deemed dividends are generally subject to Canadian tax as business profit, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the twelvemonth period preceding the date of disposition. In addition, Canada will be able to tax capital gains realized by an individual resident in the United States on the disposition of shares of a Canadian corporation if the following conditions are met:

  the individual was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition of shares, and the individual owned the shares when he ceased to be resident in Canada.

A United States resident who pays or has withheld from distributions Canadian income tax on account of distributions paid by a Canadian corporation or capital gains from the disposition of a Canadian corporation's shares may be entitled for United States federal income tax purposes, at the option of the person, to either a deduction or a tax credit for such foreign tax paid or withheld. The Company assumes responsibility for the withholding of tax at the source for distributions.

United States Income Tax Considerations

There are various United States federal, state, local and/or foreign tax considerations and reporting requirements applicable to a shareholder who is a resident of the United States and who acquires, holds and/or disposes of shares of a Canadian Company. The U.S. income tax consequences to a U.S. shareholder will not be the same for all investors and in view of the complexity of both the Canadian and United States tax laws, we highly recommend that U.S. shareholders and prospective U.S. shareholders should consult their own tax advisors with respect to their particular circumstances.

F.	Dividends and paying agents. This item is not applicable.

G.	Statement by experts. This item is not applicable.

H.	Documents on display. This item is not applicable.

I.	Subsidiary Information. This item is not applicable.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The table below shows the long term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE
LONG TERM DEBT	Mortgage	Note Payable	Other

Interest Rate	6.8%	8.0%	10.0%

Principal at February 28,	429,611	73,423	44,896
2003

Principal payments by year:
2004	30,172	38,625	22,760
2005	399,439	34,798	20,336
2006			1,800
2007

TOTAL	429,611	73,423	44,896

The fair value of this debt decreases as market interest rates increase. The fair value of this debt is estimated at $547,930 as at February 28, 2003 as disclosed in note 18 (a) of the financial statements.

VARIABLE INTEREST RATE
DEBT	Operating Loan	Term Loan

Interest Rate	prime + 0.75%	prime + 1.0%

Principal at February 28, 2003	2,914,542	2,401,269

Principal payments by year:

2004		606,469
2005		606,469
2006		606,469
2007		581,862

TOTAL	–	2,401,269

The fair value of this debt is equal to the book amount. Future cash flows will be adversely impacted by interest rate increases.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable.

PART II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

This item is not applicable.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	The instruments defining the rights of the Company’s shareholders have not been materially modified except as follows:

	i)	An amendment to the Memorandum of the Company was passed by the shareholders at the Company’s annual general meeting held on August 29, 2000 to increase the authorized capital of the Company from 110,000,000 shares divided into 100,000,000 common shares without par value and 10,000,000 preferred shares without par value to 120,000,000 shares divided into 100,000,000 common shares without par value and 20,000,000 preferred shares without par value. The preferred shares were designated as follows: 1,000,000 as Series “A”, 100 as Series “B”, 1,000,000 as Series “C”, and 4,000,000 as Series “D”. There are 9,999,900 undesignated preferred shares

	ii)	An amendment to the Memorandum and the Articles of the Company was passed by the directors on February 27, 2001 to designate a fifth series of 4,000,000 preferred shares as Series “E”.

	iii)	At the upcoming Annual and Special General Meeting to be held on August 26, 2003, shareholders will be asked to approve an ordinary resolution increasing the number of common shares the Company is authorized to issue. The purpose of this resolution is to provide sufficient authorized capital to accommodate the potential exercise of Rights under the proposed new Shareholder Rights Plan, as described in the following section.

	iv)	Adoption of a New Shareholder Rights Plan

General

The Company adopted a shareholder rights plan (the “Old Rights Plan”) in 1991. The Old Rights Plan was subsequently renewed and continues in force today. Since 1991, industry standards with respect to the form of shareholder rights plans have changed considerably. The board of directors of the Company has determined that it would be in the best interests of the Company to adopt a new shareholder rights plan that better reflects current industry standards.

The shareholders of the Company will be asked at the Meeting on August 26, 2003 to consider and, if deemed advisable, to pass an ordinary resolution approving the termination of the Old Rights Plan and the adoption by the Company of a new shareholder rights plan (the “New Rights Plan”). The terms of the New Rights Plan are set out in an agreement (the “Rights Plan Agreement”) between the Company and Pacific Corporate Trust Company (the “Rights Agent”). Under the New Rights Plan, share purchase rights (the “Rights”) will be issued to holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding. The New Rights Plan will be adopted only if shareholders approve the termination of the Old Rights Plan, the adoption of the New Rights Plan and the proposed increase in the authorized share capital of the Company. A copy of the Rights Plan Agreement will be available at the Meeting and may be obtained by shareholders upon request prior to the Meeting.

Purpose of the New Rights Plan

The New Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control. The New Rights Plan provides management and the board of directors with more than the 35 day statutory minimum period to review the terms of a take-over bid and solicit alternative offers. The New Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company. Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of Shares.

The New Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined below) or on terms approved by the board of directors. The New Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the plan. The Permitted Bid concept, which is found in most of the shareholder rights plans that have been adopted in Canada, ensures that senior management of the Company and the board of directors do not impair the rights of shareholders to receive, review and accept or decline take-over bids. The New Rights Plan is designed to afford the board of directors the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to seek out and consider alternatives. One of the key differences between the New Rights Plan and the Old Rights Plan is that the New Rights Plan broadens the scope for Permitted Bids. Based on current industry standards, the definition of Permitted Bid under the Old Rights Plan would be considered overly restrictive.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the board of directors to make an offer on terms that the board of directors considers fair to all shareholders. In such circumstances, the board of directors may waive the application of the New Rights Plan, thereby allowing such offer to proceed without dilution to the bidder. The adoption of the New Rights Plan does not relieve the board of directors of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the board of directors, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders. Moreover, the New Rights Plan does not inhibit the use of the proxy solicitation rules under the Company Act (British Columbia) to promote a change in the management or direction of the Company.

The New Rights Plan is designed not to interfere with the day-to-day operations of the Company. Prior to being activated, the New Rights Plan does not affect the Company’s balance sheet or income statement and its implementation should not result in a taxable event for the Company or its shareholders. The implementation of the New Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company. The issue of the Rights does not dilute the equity or voting interests of existing shareholders and should not interfere with equity or debt financing by the Company.

The board of directors understands that the New Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult an attempt to gain control of the Company or remove incumbent management. The New Rights Plan would cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid or on terms approved by the board of directors. The board of directors carefully considered these matters but concluded that they do not justify denying shareholders the protection that the New Rights Plan affords. The New Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so. It is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the board of directors that the board of directors considers are in the best interests of the Company and to protect the Company’s shareholders against coercive bids that do not represent fair value.

Background

The New Rights Plan is intended to replace the Old Rights Plan. It is not being proposed by the board of directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction. Rather, the New Rights Plan is intended to address the board of directors’ continuing concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.

The board of directors is concerned that under current law an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the board of directors acting on behalf of all shareholders. For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate “control premium” to all shareholders of the Company. A bidder may also make a take-over bid to acquire effective or legal control of the Company that the board of directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to shareholders of the Company and does not reflect the full or premium control value for all of the Shares. Without anything else, public shareholders may feel compelled to tender to such a bid, even where the bid is considered by the board of directors to be inadequate and of less than fair value for an acquisition of control, fearing that if they do not tender, they will pass up their only opportunity to receive any “take-over premium” for a portion of their Shares. The board of directors also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the board’s ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the board of directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether maintaining a shareholder rights plan would be in the best interests of the Company and its shareholders and, if it would, what the appropriate terms of the rights plan would be. Ultimately it was determined that the Company should maintain a shareholder rights plan in a form that reflects current industry standards.

B.	There were no material modifications to any other class of securities.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee for any registered securities.

E.	This item is not applicable.

Item 15. - Controls and Procedures

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15-d14(c) under the Securities Exchange Act of 1934 (the “Act”) ) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the recent evaluation performed by the Company’s Chief Executive Officer and Chief Financial Officer including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A.

Not applicable.

Item 16B.

Not applicable.

Item 16C.

Not applicable.

PART III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the year ended February 28, 2003, February 28, 2002 and February 28, 2001 are attached to this report as Exhibit 1.

Item 18. – Not applicable.

Item 19. – Exhibits.

Exhibit No.	Description

99 (a)	Annual Financial Statements:
Auditor’s Report and Consolidated Financial Statements of Leading Brands, Inc. February 28, 2003, February 28, 2002 and February 28, 2001
(expressed in United States Dollars)

99 (b)	Information Circular dated July 2, 2003.

99 (c)	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99 (d)	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The following documents have been previously filed and are incorporated by reference:

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, amended on June 29, 1998 and April 13, 1999 Memorandum and Part 27 of the Articles of Leading Brands, Inc. as amended February 27, 2001.

Shareholder Protection Rights Plan Agreement dated September 16, 1991 between Camfrey Resources Ltd. and Pacific Corporate Trust Company

License Agreement between PEZ Candy, Inc. and Leading Brands, Inc. dated November 1, 2001.

Agreement Letter between Black Fly Investments Inc. and The TREK Company, Inc. dated January 15, 2002.

Contracts for Sale of Goods, Lease and related documents between Leading Brands of Canada, Inc., Northland Technologies, Inc., and Quick Home Delivery (Canada), Inc. dated November 30, 2000.

Licence Agreement between Quick, Inc. and Northland Technologies, Inc. dated January 1, 2001.

Agreement of Purchase and Sale, and related documents between Leading Brands of Canada, Inc. and Northland Technologies, Inc. dated January 1, 2001.

Management Agreement and related documents between Leading Brands of Canada, Inc. and Quick Home Delivery (Canada), Inc. dated January 1, 2001.

Termination of License Agreement between South Beach Beverage Co., LLC and Leading Brands of Canada, Inc.

Bill of Sale and related documents between Leading Brands of Canada, Inc. and South Beach Beverage Company, Inc. dated April 2, 2001.

Exclusive License Agreement dated February 1, 1999 between Brio Industries Inc. and South Beach Beverage Co., LLC

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: July 9, 2003