Form 20-F
period 2004-02-29
LEADING BRANDS INC
filed 2004-07-06
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-19884

LEADING BRANDS, INC.
[Exact name of Registrant as specified in its charter]

Not Applicable
[Translation of Registrant's name into English]

British Columbia, Canada
[Jurisdiction of incorporation or organization]

Suite 1800 – 1500 West Georgia Street, Vancouver, BC Canada V6G 2Z6
[Address of principal executive offices]

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
[Title of Class]

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

February 29, 2004 – 15,040,169 Common Shares without par value

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
Item 17 ☒    Item 18 ☐

Securities and Exchange Commission
Washington, D.C. 20549 U.S.A.
Form 20-F
For the fiscal year ended February 29, 2004
Commission File No. 0-19884
Leading Brands, Inc.

P A R T   I

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

Unless otherwise specified, all amounts set out in this Annual Report are expressed in United States dollars.

	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000
Net sales / operating revenue	$41,502,604	$47,361,598	$41,181,549	$51,087,079	$31,169,899
Net Income (loss)	($1,847,490)	($6,250,126)	$1,338,988	$1,215,558	$644,205)
Net Income (loss) per share	($0.12)	($0.46)	$0.10	($0.09)	($0.11)
Total assets	$22,320,335	$20,948,792	$22,426,084	$30,373,140	$23,162,807
Net assets	$9,310,349	$9,639,692	$13,296,913	$12,619,395	$9,451,561
Capital stock	$25,949,750	$25,515,098	$23,452,934	$23,566,528	$21,117,427
Long-term Obligations	$3,443,512	$2,251,173	$3,184,346	$5,493,736	$5,866,054
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000
Weighted average number of common shares outstanding	14,949,575	13,754,598	13,593,310	10,390,165	7,523,749

For all years presented, diluted EPS was the same as basic except for 2001 where diluted EPS was $0.08.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in note 20 of the annual financial statements. The selected financial data should be read in conjunction with the Company's financial statements.

	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000
Net sales / operating revenue	$41,192,115	$47,222,643	$41,181,549	$51,087,079	$30,612,215
Net Income (loss)	($238,539)	($5,819,049)	$3,511,343	($3,219,782)	($1,302,517)
Net Income (loss) per share	($0.02)	($0.43)	$0.26	($0.34)	($0.28)
Total assets	$22,169,654	$20,133,137	$21,189,083	$24,954,200	$22,459,168
Net assets	$9,159,668	$8,824,037	$11,861,687	$7,291,720	$8,742,922
Capital Stock	$25,949,750	$25,515,098	$23,142,225	$23,521,712	$21,373,262
Long-term Obligations	$3,443,512	$2,251,173	$3,382,571	$5,800,031	$5,866,055
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

The primary difference between the loss of ($1,847,490) under Canadian GAAP versus the loss of ($238,539) under US GAAP for the year ended February 29, 2004 is the recovery of stock option compensation costs calculated in accordance with FIN 44 and the expensing of the deferred product launch costs and certain deferred costs based on SOP 98-5(i) of US GAAP.

For all years presented, the diluted earnings (loss) per share was the same as basic.

3. Exchange Rates

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars. Assets and liabilities have been translated using the rate in effect at the year end (1.3357), while revenues and expenses have been translated at the average rate for the year (1.3657) .

Exchange Rate – May 31, 2004: 1.3634

Exchange rates for the previous six months:

	May 1-31, 2004	April 1-30, 2004	March 1- 31, 2004	Feb. 1-29, 2004	Jan. 1-31, 2004	Dec. 1-31, 2003
High	1.3968	1.3707	1.3476	1.3440	1.3339	1.3397
Low	1.3577	1.3093	1.3079	1.3102	1.2692	1.2924
Average	1.3780	1.3425	1.3284	1.3290	1.2960	1.3128
End of Period	1.3634	1.3721	1.3113	1.3357	1.3248	1.2965

Exchange rates for the five most recent financial years:

	Mar. 1, 2003 to Feb.29, 2004	Mar. 1, 2002 to Feb.28, 2003	Mar. 1, 2001 to Feb.28, 2002	Mar. 1, 2000 to Feb. 28, 2001	Mar. 1, 1999 to Feb. 29, 2000
High	1.4907	1.5994	1.6132	1.5600	1.5286
Low	1.2692	1.4871	1.5099	1.4470	1.4350
Average	1.3657	1.5584	1.5631	1.4979	1.4767
End of Period	1.3357	1.4840	1.6020	1.5316	1.4505

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

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 17% of revenue and the ten largest comprising 65% of revenue. The loss of several major customers would have a negative impact on earnings.

The Company purchases from the United States certain raw materials and goods for resale in Canada and thus is vulnerable to exchange rate fluctuations. The Company sells certain products manufactured in Canada into the US. The Company does not presently use any financial instruments to hedge foreign currency fluctuations. The sale of Canadian-produced products into the US acts as a natural hedge against foreign currency fluctuations. A significant increase in the value of the US dollar in relation to the Canadian dollar would increase the Company's cost of product and revenues from export sales. The amount of export revenue does not offset the amount of raw materials and goods for resale purchased in US dollars. Therefore, some vulnerability to exchange rate fluctuations exists.

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply could create operational problems and increased costs in the short term.

The following are some of the other factors that could affect the Company's financial performance:

-	Increased competitor consolidations, market place competition, and competitive product and pricing pressures could impact the Company's earnings, market share and volume growth.

-
Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions. For example, the Company currently has significant tax losses available, and a change in legislation affecting these would negatively impact future results. Environmental laws affecting beverage containers could add costs to the Company and/or decrease consumer demand for the Company's products.

-
Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations, which are subject to various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company's products and changes in interest rates (see Item 11).

-	The uncertainties of litigation, as the Company is party to several lawsuits as detailed in Item 8.

-	Changes in general economic and business conditions.

-	The effectiveness and success of the Company's marketing programs, especially for newer brands such as TREK ® and Soy2O™.

-	Changes in consumer tastes and preference and market demand for new and existing products.

-	Adverse weather conditions, which could reduce demand for the Company's beverage products, sales of which are negatively affected by cooler temperatures.

Item 4. – Information on the Company

A. History and development of the Company.

1.	The legal name of the Company is "Leading Brands, Inc.".

2.
The Company was incorporated on February 4, 1986 under the name "2060 Investments Ltd.". On May 21, 1986 the Company changed its name to "Camfrey Resources Ltd." On March 16, 1993, the Company changed its name to "Brio Industries Inc.", and on October 25, 1999, the Company changed its name from Brio Industries Inc. to Leading Brands, Inc.

3.	The Company was incorporated under the laws of the province of British Columbia, Canada. The address and telephone number of its principal place of business is:

Suite 1800 – 1500 West Georgia Street
Vancouver BC
Canada V6G 2Z6
Tel: 604-685-5200

4.
During the last half of 2003 and first quarter of 2004, the Company changed the method of going to market in the United States from focusing principally on third party beverage distributors in specific geographic areas, to a hybrid system that incorporates direct-to- store sales by the Company and a variety of alternative wholesalers.

5.	Principal capital expenditures and divestitures

Sale of Quick.com ("Quick") assets and business

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home delivery business to Northland Technologies Inc. ("NTI"), a Company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations. Under Canadian GAAP applicable to non-monetary transactions, the consideration received has been recorded at the amount of the book value of the assets disposed and no gain or loss has been recognized on the transaction. Details of the assets disposed of are as follows:

Web site development costs	$2,117,210
Deferred operating costs	764,899
Advances	400,193
Cash	1,301,999
Value at tributed to the NTI preferred shares	$4,584,301

The preferred shares include voting rights granting the Company a 12% share in net assets of NTI and are redeemable by NTI on or after March 23, 2001 for either the transfer of all of NTI's right, title and interest in the Quick assets and business, or cash of $7.8 million. The shares are retractable at the option of the Company on or after January 1, 2004 for the redemption amount plus any unpaid dividends. In the event of retraction, NTI retains its right to pay the redemption amount in either of the manners described above.

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

6.	There are no significant capital expenditures or divestitures currently in progress.

7.	There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares during the last and current financial year.

B.	Business overview.

1.
The Company and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management of beverage and food products, throughout most of North America. Originally a "direct to store" distributor of soft drinks, the Company evolved into a fully integrated bottling and distribution operation.

In the fiscal year ended February 29, 2004, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company's food and beverage business, and Leading Brands of America, Inc. was the principal sales subsidiary in the United States.

2.	Beverage Bottling

The beverage bottling operations of the Company comprise the largest juice and new age beverage packaging entity in Western Canada. The Company operates two plants: a 50,000 square foot plant in Edmonton, Alberta and a 100,000 square foot plant in Richmond, British Columbia. The Company bottles juices and new age beverages for co- pack customers, private label customers, and the Company's licensed and branded products. The Company's plants are "hot fill" plants designed to allow for extended shelf life of products without the use of preservatives.

In 2003 the Company added a carbonated beverage line to its Richmond, British Columbia plant. That line was installed at the principal cost of the major customer utilizing that line.

The Company provides beverage packaging services ("co-pack") to major branded beverage companies such as Coca Cola Enterprises Ltd., Pepsi-Cola Company, Quaker Tropicana Gatorade Canada and the Mark Anthony Group. These "co-pack" customers own their brands, and handle the distribution of the product to market. The Company simply "co-packs" or makes the product at the customers' request. The Company charges a "co-pack fee" that equates to the cost of the packaging service provided and also bills for any materials not supplied by the customer. Certain co-pack customers are charged the "co-pack fee" only because they supply all raw materials to make the product. Other co-pack customers want the Company to provide some or all of the raw materials. The selling price to these customers is the cost of the raw materials supplied by the Company plus the "co-pack fee". As a result, when a "co-pack" customer requests a change from a billing method in which the customer supplies the raw materials to a billing method where they request the Company to supply the raw materials, it can cause a significant change in revenue, with little or no change in gross profit, since the cost of sales changes by approximately the same dollar amount. In the 2002 fiscal year, the Company became involved in purchasing more materials and ingredients for two of its co-pack customers, thereby increasing the Company's revenues and cost of sales. The additional revenue and cost of sales that resulted from providing more materials and ingredients was $15.2 million in 2003 and $8.3 million in 2002. In the 2004 fiscal year, another major customer returned to a co-pack fee method of billing causing a reduction of revenue and cost of sales in the amount of $15.4 million.

The Company's private label juice program serves most of the primary major grocery chain stores in Canada. This business involves designing, developing and formulating juices and new age beverages, principally for chain stores, to be sold under their private or controlled label programs. Packaging materials and ingredients are purchased and the finished products are sold to customers.

The Company's plants are designed and equipped to handle various types of containers. The Edmonton plant has three lines: a glass line, a polyethylene teraphalate ("PET") line and a foil pouch line. The Richmond plant has two lines: a line that produces a combination of glass and PET, and a line to run carbonated beverages with a post-fill tunnel pasteurization capability. The Company's goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations, to expand the Company's own branded product lines, supplement those lines with products licensed from third parties and to expand sales of its own branded product lines into the United States.

Sales and Distribution

The Company's sales and distribution system comprise the largest independent, fully integrated beverage distributor in Canada. The sales and distribution system has two regional warehouse distribution centres located in Richmond, British Columbia and Edmonton, Alberta. In addition, there are third party distribution centres in Montreal, Toronto and Calgary. The sales and distribution system distributes a variety of juices, new age beverages, waters, food and confectionary items to retail, wholesale and distribution outlets.

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

The Company differentiates itself in the marketplace with its customer service. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers' beverage inventory. The Company also distributes a wide variety of snack food, grocery and confectionary products

The Company has a sales and marketing team that covers most of Canada. As a market of approximately 30,000,000 people, covering more than 2,000,000 square miles, it is not always cost effective for the Company's delivery system to carry its products to its customers on its own trucks. At the same time, it is imperative that the Company maintain contact with those customers and provide sales and merchandising services necessary to ensure proper presentation of the Company's brands on store shelves and to assure appropriate ordering and pull-through of the Company's products.

The sales professionals in Canada cover all aspects of the retail trade including chain grocery and drug stores, mass merchandise centres, food service outlets and convenience stores. The salespeople and merchandisers are linked by computer to the Company's central databases, allowing for complete automation of the ordering functions.

The Company also employs sales professionals in the United States. These salespeople are primarily focused on servicing third party regional distributors, major wholesale customers and retail chains contracted to the Company.

The Company's marketing department is constantly developing and implementing innovative marketing programs for all the brands represented. From sales booklets and point of sale materials to contests, sampling events, interactive websites and in-store demonstrations, the Company is always working to bring its brands to the top of its consumer's mind. The Company's goal is to promote and market all the brands it represents in a fun, positive and informed environment.

Brand Licensing and Brand Development

The Company has increased its focus to licensed brands and the development of its own brands. Several of the Company's branded products, TREK ®, Soy2O™, Pez® 100% Juice ™, Caesar's Bloody Caesar®, and Caesar's Caesar Cocktail®, are packaged and managed by the Company. The Company's licensed brands include Fiji Natural Artesian Water®, Hansen's® Beverages, Stewart's® Fountain Classics, Mad Croc™ and Red Devil™.

Other Business Overview Information

Substantially all of the Company's operations, assets and employees are located in Canada. In 2004 export sales were less than 15% of the Company's revenues.

3.	Demand for the Company's beverage products is seasonal, with the warmer months having more demand than the cooler months.

4.
Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company's co-pack customers. For the Company's branded and private label products, this risk remains with the Company.

Raw materials used in the beverage packaging business consist primarily of sugar, bottles, closures, flavoring and cardboard. The Company generally uses filtered municipal water but also has its own spring site in British Columbia.

	-	Sugar is commodity priced and is generally purchased under a one year contract and there are several suppliers in both Canada and the United States.

-
Bottles are generally purchased in the US, but there is a PET bottle supplier in Canada. Clear glass supply can be limited due to market demand for this item. Pricing tends to remain stable during the year.

	-	Closures and flavorings are generally purchased in the US, but Canadian suppliers are becoming available.

	-	Cardboard is widely available and while pricing fluctuates from year to year, it is generally stable in the short term.

5.
The majority of the Company's sales are handled directly by the Company's own sales force. The Company uses a few brokers to assist with sales to retailers in some markets. And in other markets, principally in the United States, goes to market with some products through third party distributors.

6.	No material portion of the Company's business is dependent on a single or connected group of patents, licenses, industrial, commercial or financial contracts or new manufacturing processes.

7.	The Company makes no statements concerning its competitive position.

8.
The Company is subject to regulations of the Canadian Food Inspection Agency, Health Canada and Natural Health Product Directorate, as well as the U.S. Food and Drug Administration with regards to ingredients and labeling of the Company's products.

The Company is also subject to compliance with the Canada Customs and Revenue Agency and the United States Department of Homeland Security, Customs and Border Protection, for border security and customs functions related to the cross-border movement of raw materials and finished goods.

C.	Organizational structure.

Following is a list of the Company's main subsidiaries as at February 29, 2004:

Leading Brands of Canada, Inc. (LBCI)

-	incorporated provincially in Alberta, Canada;
-	100% owned by Leading Brands, Inc.;
-	LBC is the Company's principal operating subsidiary in Canada.

Leading Brands of America, Inc. (LBAI)

-	incorporated in Delaware;
-	100% owned by Leading Brands, Inc. and Leading Brands of Canada, Inc.;

-	LBAI is the Company's principal operating subsidiary in the United States.

Kert Technologies, Inc. (formerly The TREK Company, Inc.)

-	incorporated federally in Canada;
-	91% owned by Leading Brands, Inc.;
-	licenses and owns the Company's TREK ® trademarks and other intellectual property.

LBI Brands, Inc.

-	incorporated provincially in British Columbia, Canada;
-	100% owned by Leading Brands, Inc.;
-	owns certain of the Company's proprietary brands, trademarks and other intellectual property.

Quick, Inc.

-	incorporated in Florida, USA;
-	97% owned by Leading Brands, Inc.;
-	owns certain trademarks and rights.

Brio Snack Distributors Inc.

	-	incorporated provincially in British Columbia, Canada;
	-	100% owned by Leading Brands of Canada, Inc.;
	-	owns certain trademarks and rights.

D.	Property, plants and equipment.

Beverage Operations

Leading Brands operates two beverage plants: one in Edmonton, Alberta and one in Richmond, British Columbia. The two plants have a total 144 oz. equivalent case capacity of approximately 25,000,000 cases per annum.

Leading Brands owns a 50,000 square foot plant in Edmonton, Alberta, located at 4104 -99 Street. The plant contains three lines: glass, P.E.T. and pouch line for a combined 144 oz. equivalent case capacity of 10,000,000 cases per annum.

The Richmond, B.C. plant, is a 100,000 square foot facility, with a high speed combination hot fill glass and PET plastic line, and a carbonated line. This plant has an annual case volume capacity of approximately 15,000,000 144 oz. equivalent cases. The premises, including adjacent office space, are under a lease for approximately $31,845 per month that expires June 2006.

Leading Brands also owns and operates a spring site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area.

Sales and Distribution

The Company has a sales office in the following location:

#250 – 1050 Seminaire nord, Saint-Jean-sur-Richelieu, Quebec. The space occupies
1,469 square feet and is leased month-to-month for $1,164 per month.

The following location serves the role of regional warehouse or distribution centre.

3870 – 98 Street, Edmonton, Alberta. The space occupies 61,872 square feet and is leased for $13,214 per month until August 31, 2004.

The Company also utilizes the following third party distribution centres:

(1)	104 Walker Drive, Brampton Ontario
(2)	2300 Chemin Monterey, Chomedey, Laval Quebec
(3)	3916 – 61 Avenue SE, Calgary Alberta

The Company's head office is located at Suite 1800 – 1500 West Georgia Street, Vancouver BC. The space occupies 6,036 square feet and is being leased for $6,261 to $7,734 per month until January 2008.

Item 5. – Operating and Financial Review

A.	Operating results

Financial Year Ended February 29, 2004

Sales
Sales for the year ended February 29, 2004 were $41,502,604, compared to $47,361,598 for the previous year, representing a decrease of 12.4 % or $5.86 million. The decrease is attributed to the following:

-	Decrease in sales due to the change in billing method for co-pack products, 32.4% ($15.36 million)
-	Increase in sales due to currency conversion, 10.8% (5.14 million)
-	Increase in sales for branded products and other non co-pack revenue, 2.9% (1.37 million)
-	Increase in sales for co-pack products, net of currency and billing method change, 6.3% ($2.99 million)

Cost of Sales and Margin
Cost of sales decreased from $38,009,995 to $31,584,076 as a result of the net difference between the increase in cost of sales for branded products and the decrease in cost of sales due to the change in billing method for a large co-pack customer. Gross margin was $9,918,528 in the current year compared to $9,351,603 in the prior year. The margin percentage of 23.9% is higher than the previous year of 19.7% due to the change in billing method for a large co-pack customer, and improved margins in branded products.

Selling, General and Administration Expenses
These expenses increased $1,415,083 from $8,977,802 to $10,392,885, or 15.8% . The additional costs are for wage and benefit costs, marketing expenses and other administrative costs incurred as a result of expanding the market for certain proprietary products into the US.

Other Expenses
Depreciation increased by $140,937 from $755,469 in the prior year to $896,406. The increase was due to the effect of foreign currency translations of $106,597 and increased depreciation due to the addition of capital assets in the production facilities of $34,340. Amortization of deferred costs increased by $25,052 from $271,823 to $296,875. The increase was due to the effect of foreign currency translation of $38,354 net of a decrease in amortization of $13,302 due to trademarks and other deferred costs reaching the end of their amortization periods in the fiscal year ended February 29, 2004. Interest decreased by $74,366 from $413,996 to $339,630 due the reduction of interest accretion on convertible preferred shares in the amount of $147,615, converted in the December 2002, net of the increase in interest due to the effect of foreign currency translation in the amount of $37,586 and interest on higher average borrowing levels in the amount of $35,663. For US GAAP, interest accretion of $147,615 on convertible preferred shares in 2003 would not be recorded as explained in note 20 of the financial statements.

Financial Year Ended February 28, 2003

Sales
Sales for the year ended February 28, 2003 were $47,361,598, compared to $41,181,549 for the previous year, representing an increase of 15 % or $6.2 million. The increase is attributed to the following:
-	Introduction of two new brands – TREK ® and Pez® 100% Juice ™, 16.7% ($6.9 million).
-	Net sales decrease in non co-pack brands other than TREK ® and Pez® 100% Juice ™, 10% ($4.1 million)
-	Nets sales increase in co-pack operations, 8.3% ($3.4 million).

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

Financial Year Ended February 28, 2002

Sales
Sales for the year ended February 28, 2002 were $41,181,549, compared to $51,087,079 for the previous year, representing a decrease of 19.4% or $9.9 million. The decrease is attributed to the following:
-	reduction in sales due to termination of SoBe license agreement and resulting change from being a distributor to being a co-packer 18.6% ($9.5 million)
-	effects of exchange rate changes reduced reported sales in US dollars by 3.6% ($1.8 million)
-	net sales increases in co-pack operations and sale of products 2.8% ($1.4 million)

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

Financial Year Ended February 29, 2004
As at February 29, 2004 the company had negative working capital of $1,673,014 compared to negative working capital of $1,444,111 at the prior year end. Bank indebtedness was $3,179,800 compared to $2,914,542 for the prior year. There were no cash or cash equivalents as at February 29, 2004 or the previous year.

The company believes it will have sufficient working capital for the next 12 months, resulting from operating profits estimated for the 2005 fiscal year.

Net cash utilized in operating activities for the 12 months ended February 29, 2004 was $853,640. Operating activities utilized $712,314 of cash compared to $196,774 generated in the prior year. Working capital changes utilized $141,326 due to an increase in trade accounts receivable of $1,063,691, which was partially offset by a decrease in prepaid expenses relating to the refund of deposits on production line equipment of $547,131, a decrease in inventory of $293,777 and an increase in accounts payable of $81,457.

Net cash utilized in investing activities was $687,916 compared to $2,394,301 in the prior year. $541,776 was expended on the purchase of capital assets for production line modification and expansion compared to $944,931 in the prior year. During the fiscal year ended February 28, 2003, $693,953 was advanced to support Quick Home Delivery operations that were discontinued at the end of that fiscal year. $209,870 was expended on deferred costs compared to $781,094 in the prior year. Expenditures were higher in 2003 due to new product development costs for TREK ®, and Pez® 100% Juice ™ and start up costs in the US.

Financing activities generated $1,257,966 from an increase term loan of $1,497,342, proceeds from the issuance of common shares relating to the exercising of options and warrants for $310,849, other long term debt of $230,838 net of repayment of long term debt in the amount of $724,006 and a decrease in bank indebtedness of $57,057.

The company has a demand revolving operating bank loan with a credit limit of $3,369,020 with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. The Company also has a term loan in the amount of $3,483,759 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum.

Other sources of financing include a mortgage, a note payable and leases more fully described in note 9 of the financial statements.

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

Net cash generated from operating activities for the 12 months ended February 28, 2003 was $596,970. Operating activities generated $196,774 of cash compared to $2,518,836 in the prior year. Working capital changes generated $400,196 due to a reduction in average days outstanding in trade accounts receivable, which was partially offset by an increase in prepaid expenses relating to deposits on production line equipment.

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

The company has a demand revolving operating bank loan with a credit limit of $4,380,054 with an interest rate of Canadian prime plus 0.75% . The Company also has a term loan in the amount of $2,401,269 with an interest rate of Canadian prime plus 1.0% .

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

Net cash generated from investing activities was $4,160,337 compared to $5,356,312 utilized in the prior year. $4,493,211 was received as a result of the termination of the SoBe agreement. $1,595,891 was received from the sale of capital assets, primarily coolers and the Edmonton distribution warehouse. $693,327 was invested in capital assets, primarily coolers, distribution vehicles and production equipment. $1,158,609 was advanced to Quick Home Delivery Operations primarily for marketing costs and the purchase of capital assets related to the Quick assets and business as explained in notes 1 and 7 of the financial statements. $95,963 was received on the sale of the Company's bar truck business and $63,975 was advanced to the purchaser under a long term promissory note. $108,817 was expended on deferred costs.

Financing activities utilized $5,436,577 as $2,371,785 of long term debt was repaid, bank indebtedness reduced by $2,951,198 and treasury stock of $113,594 was purchased.

C.	Research and development, patents and licenses, etc.

The Company defers certain new product promotion, launch and development costs and amortizes them over 36 months commencing with the date of the launch of the related product. See note 6 of the financial statements. In the fiscal year ended February 29, 2004, the Company has taken a non-cash write down in the amount of $632,579 due to impairment of deferred costs from previous periods, related to the refocus of the US market. Under US GAAP, SOP 98-5, Reporting on the Costs of Start-Up Activities, costs are expensed as incurred as explained in note 20 (a) to the financial statements.

The Company does not have a formal research and development program. It develops products as and when it sees fit by working with existing staff and outside consultants, where appropriate.

Following are current and pending patents and intellectual property owned by the Company:
-	patents for Quick website design and graphics
-	patent on the TREK ® bottle
-	proprietary TREK ® bottle and cap
-	TREK ® formulations for Fuel, Burn and Recover
-	Pez® 100% Juice ™ packaging
-	a large inventory of formulations for a wide variety of juices and new age beverages.

D.	Trend Information.

Sales for the first quarter ended May 31, 2004 are about 24% lower than the comparable period in the prior year. Concurrently, cost of sales reduced a similar amount causing gross margin to remain consistent with the same period in the prior year. This is primarily due to the decrease in sales of branded products in the United States, and reduced sales in co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials.

E.	Off-balance sheet arrangements.

1.
The Company is committed to operating leases for premises and equipment as disclosed in Note 13 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

	2.	The Company has no off-balance sheet arrangements of this nature.

F.	Tabular disclosure of contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	4,278,775	837,264	1,884,355	1,260,701	296,455
Capital (Finance) Lease Obligations	24,595	22,596	1,999
Operating Lease Obligations	1,988,496	795,873	1,034,695	157,928
Purchase Obligations	234,000	234,000
Other Long-term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-
Total	6,525,866	1,889,733	2,921,049	1,418,629	296,455

Critical Accounting Policies

The Company's annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 20 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes as explained below that the most critical accounting policies cover the following areas: goodwill and long-term investments advances.

Goodwill

Goodwill is recorded at cost and, effective January 1, 2002, it is no longer amortized. Management tests goodwill for impairment on an annual basis or earlier when circumstances indicating that its carrying value may not be recoverable, by comparing the book value of each reporting unit on each balance sheet date to its fair value.

Long Term Investments

Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value.

At the end of the fiscal year 2003, the Company decided to discontinue support of its investment related to the Quick Home Operations delivery service and, accordingly, recorded a $6,523,880 write-down on investment.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured.

Stock-based Compensation

The Company has adopted the recommendations regarding stock-based compensation under the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payment". The standard requires that all stock-based awards made to consultants be measured and recognized using a fair value based method such as the Black Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) as allowed under the section. Under this method, compensation costs are generally recorded when the exercise price of the options is less than the market value of the underlying common stock. The proceeds received on the exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair value based method for stock options granted to directors and employees on or after January 1, 2002.

Compensation costs are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award.

New Pronouncements

At this time, the Company does not anticipate the implementation of any new accounting standards for Canadian GAAP purposes to have a material effect on the financial statements.

G.	Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. This report includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

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

Mr. McRae is a director and the Chairman and Chief Executive Officer of McRae Management Ltd., a waste management and water company based in Coquitlam, BC. Mr. McRae is also a principal of McRae Ventures Inc., a corporation based in West Vancouver, BC.

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

R. Thomas Gaglardi Vancouver, BC
Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998. He is also the Secretary of the Company. He is also the President of Northland Properties Corporation, a hotel and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites and Moxie's Restaurants.

Peter Buckley West Vancouver, BC	Mr. Buckley has been a director of Leading Brands, Inc. since August 1997. He is also the president of Old Spaghetti Factory Canada Ltd.

Iain J. Harris Vancouver, BC	Mr. Harris was a director of Leading Brands, Inc. from May 1996 to December 2003, and from June 2004 until the present time. He is also the Chairman and Chief Executive Officer of Summit Holdings Inc.

Jonathan Merriman San Francisco, CA	Mr. Merriman has been a director of Leading Brands, Inc. since January 1999. He is also the Chairman and CEO of Merriman Curhan Ford & Co. (formerly RTX Securities).

Douglas Carlson Aspen, CO	Mr. Carlson has been a director of Leading Brands, Inc. since August 1999. He is also the Chief Executive Officer of FIJI Water Holdings, LLC and Chief Executive Officer of Wakaya Club Resort in Fiji.

Donna Higgins Port Coquitlam, BC
Ms. Higgins is the Chief Financial Officer of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands of America, Inc. Prior to joining Leading Brands in 1999, Ms. Higgins held accounting and finance positions with both a large Pepsi bottler and regional beverage distributor.

There are no arrangements or understandings pursuant to which any of the above was selected as a director or executive officer. There are no family relationships between any of the persons named above.

B.	Compensation.

In fiscal 1996, the Company implemented a management incentive compensation system. Under that system, the executive and divisional management of the Company exchanged part of their salary for stock options and a bonus program, payable in a combination of cash and the Company shares. Entitlement to the bonus is tied directly to the Company's profitability in relation to budget. The Company's sales and delivery personnel are paid in part by commission. The Company's plant workers are also paid in part by an incentive tied to their productivity. The Company has no other bonus or profit sharing plans.

Compensation of Directors

Directors receive $1,500 CDN per quarter (pro rated for those serving less than a full quarter) and $500 CDN for each directors' meeting and committee meeting attended.

Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options. During the most recently completed financial year, there were 173,192 replacement stock options granted to Directors.

BBI Holdings Inc. ("BBI"), which is controlled by Ralph McRae, receives $5,126 per month for consulting services provided by Mr. McRae and another director of BBI.

Compensation of Executive Officers

The following table is a summary of compensation paid to the CEO, the CFO, and the 3 most highly compensated Executive Officers of the Company and its subsidiaries.

		Annual Compensation			Stock Options

Name and Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the fiscal year (#)
Ralph McRae, Chairman, President and CEO	2004	nil	nil	351,468(1) 61,512	nil
Donna Higgins, CFO	2004	80,263(2)	nil	nil	50,000
Dave Read, President of LBI Brands, Inc.	2004	nil	nil	154,300(3)	50,000
Robert Miller, President of Leading Brands of America, Inc.	2004	112,112(4)	nil	6,268(5)	nil
Terry Casey, Senior VP of Sales	2004	68,250(6)	nil	35,250(6) 4,684(5)	nil

(1)
McRae Ventures, Inc., a company with a director in common with the Company, receives $351,468 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives $5,126 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.

(2)	Ms. Higgins was appointed CFO of the Company in April 2003. This figure represents 12 complete months during the fiscal year ended February 29, 2004.

(3)	VE Services, a company owned by Mr. Read, receives $154,300 for consulting services provided by Mr. Read.

(4)	Mr. Miller's employment with the Company ended in November 2003. This figure represents 9 months during the fiscal year ended February 29, 2004.

(5)	Auto allowance

(6)
Mr. Casey's employment with the Company ended in September 2003, and salary payments continued until January 2004. These figures represent 7 months of salary and 4 months of salary continuance during the fiscal year ended February 29, 2004.

No amounts have been set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or officers of the Company.

C.	Board practices.

1.
The Company's board of directors is currently comprised of six directors. These are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Ralph D. McRae and Jonathan Merriman, the directors in Class I, will expire at the conclusion of the 2004 annual general meeting to be held on July 27, 2004, while the terms of office of the directors in Classes II and III expire at the 2005 and 2006 annual general meetings, respectively.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Served Since

Ralph D. McRae	I	Aug/01 to Aug/04	March 1996
Jonathan Merriman	I	Aug/01 to Aug/04	January 1999
Douglas Carlson	II	Aug/02 to Aug/05	August 1999
Iain J. Harris	II	Aug/02 to Aug/05	May 1996
Peter Buckley	III	Aug/00 to Aug/06	August 1997
R. Thomas Gaglardi	III	Aug/00 to Aug/06	October 1998

2.	There are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

3.	The members of the Company's audit committee are:

	-	Peter Buckley
	-	Douglas Carlson
	-	R. Thomas Gaglardi

The function of the audit committee is one of review. The committee reports to the Board from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board to make an informed decision.

The members of the Company's compensation committee are:

	-	Douglas Carlson
	-	Jonathan Merriman

The function of the compensation committee is to review the compensation of the President and guidelines for the compensation policies of the Company. The Committee reports its recommendations to the Board. Compensation matters may also be reviewed and approved by the entire board of directors.

As of June 1, 2004 the executive officers of Leading Brands, Inc. are:

	Ralph D. McRae	Chairman, President and Chief Executive Officer
	Donna Higgins	Chief Financial Officer
	R. Thomas Gaglardi	Secretary

D.	Employees.

Following are the number of employees of the Company for the past 3 financial years:

	February 29, 2004	February 28, 2003	February 28, 2002
Canada	180	181	203
United States	2	13	10

E.	Share ownership.

1.
Options to purchase common shares from the Company or subsidiaries of the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the board of directors, and subject to shareholder approval.

As of February 29, 2004, there were 3,002,186 issued and outstanding options, with a weighted average exercise price of $1.15.

As of June 1, 2004 there were 3,032,186 issued and outstanding options, with a weighted average exercise price of $1.11. Of the total stock options granted, 2,465,049 have vested and are available for exercise as at June 1, 2004.

The following table provides share ownership information with respect to the directors and officers listed in subsection 6.B above.

Name	Common Shares Held(1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price	Expiration Date
Ralph McRae	422,260 (2.81%)	500,000 300,000 200,000	Mar.1, 2000 Aug.29,2000 Aug.29,2000	1.00 1.00 1.00	Mar.1, 2010 Sept.1,2005 Sept.1,2005
Donna Higgins	nil	20,000 30,000 50,000 50,000	Jun.8, 1999 Jan.25, 2000 Aug.14, 2000 Aug.26, 2003	1.00 1.00 1.00 1.29	Apr.30, 2009 Jan.25, 2005 Aug.14, 2005 Aug.26, 2008
Dave Read	1,000	50,000 50,000 100,000 50,000	July 2, 1999 Aug.27, 1999 Jan.22, 2001 Aug.26, 2003	1.00 1.00 1.00 1.29	July 2, 2009 Aug 27,2009 Jan.22, 2006 Aug.26, 2008
Robert Miller	unknown (2)	nil
Terry Casey	unknown (3)	nil

(1)
The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

(2)	Mr. Miller's employment with the Company ended in November 2003.
(3)	Mr. Casey's employment with the Company ended in September 2003.

2.	There are no other arrangements for involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at June 1, 2004, the Company had 15,040,169 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company's voting securities, as of June 1, 2004:

(a)

Name of shareholder	Number of shares	Percentage of outstanding shares
Cede & Co. (1)	8,929,300	59.37%
CDS & Co. (2)	2,275,488	15.13%
Northland Properties (3)	2,020,626	13.43%
Gilvest LP (4)	864,000	5.74%

	(1)	Cede & Co. is an American depository, holding shares on behalf of beneficial owners.
	(2)	CDS & Co. is a Canadian depository, holding shares on behalf of beneficial owners.
	(3)	Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.
	(4)	Gilvest LP is related to Douglas Carlson, a director of Leading Brands, Inc.

(b)
In December 2002, Northland Properties Corporation ("NPC") converted 2,000,000 Class E preferred shares to 788,626 common shares at the rate of $1.75 USD per share. This transaction increased NPC's percentage ownership of the Company's outstanding shares from 8.66% as at February 28, 2002 to 13.52% at February 28, 2003.

There has been no other significant change in the percentage ownership held by any major shareholders during the past three years.

(c)	The Company's major shareholders do not have different voting rights than other shareholders.

2.	The Company's register of 224 members showed that 10,157,200 of the Company's common shares or 68% were held by 183 registered shareholders residing in the United States.

3.	To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

4.
To the best of the Company's knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in "street form".

B. Related party transactions.

1.
The Company has not at any time during the period since the beginning of the last fiscal year to June 1, 2004 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

	a)	BBI Holdings Inc., a Company with a director in common with the Company, receives $5,126 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.;

b)
Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. ("NTI"), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

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

	c)	Fiji Water, a company with a director in common with the Company, supplied products for resale in the amount of $184,743 during the year ended February 29, 2004.

2.	There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information.

The following financial statements for the year ended February 29, 2004 are included in this report as Exhibit 19.1:

	(a)	Balance sheets

	(b)	Statement of Income and Deficit

(c)	Statements of Cash Flows

(d)	Summary of Significant Accounting Policies

(e)	Notes to the Financial Statements

A-7.

Legal Proceedings

A supplier to the Company commenced an action against the Company claiming a debt in the amount of $279,535. The Company denied this claim and counter sued for breach of contract and negligence. In June 2004, this matter was settled at no cost to the Company.

A former supplier of the Company commenced a lawsuit against the Company for unpaid amounts totaling approximately $686,615 in respect of beverage product allegedly purchased by the Company. The Company commenced a counter claim against the former supplier totaling approximately $5,201,833 for losses incurred as a result of the former supplier's alleged breach of contract. The legal proceedings between the two parties are at an early stage, discoveries have not yet been held and the amounts and merits of the supplier's claim and the Company's counter claim are not presently determinable. The amount of the ultimate loss, if any, will be recorded in the period it becomes determinable.

In October 2003, the Company commenced an action in Connecticut against the former President of LBAI, the Company's US subsidiary, a supplier, three of its licensors and their principal, seeking damages for improper and fraudulent conduct by those persons and their associates and to prevent the improper termination of three license agreements. Issues surrounding the three license agreements then became the subject of a lawsuit and arbitration proceeding pending in Massachusetts against the Company initiated by certain of the licensors. The Company continues to pursue the Connecticut lawsuit against the former President of LBAI. A related action was then commenced by the supplier against the Company in Virginia and yet another action was commenced by one of the licensors against the Company and its Chairman and CEO in Massachusetts. Although the lawsuit and arbitration demand issued in Massachusetts seek several million dollars in damages against the Company, management is of the opinion that the claims commenced against it by these parties are frivolous. While the outcome of these claims is not presently determinable, at this time, the Company does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

The Company is subject to other legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to have significant effects on the Company's financial position or profitability.

A-8.

Dividend Distributions

The Company will consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B. Significant Changes since the date of the annual financial statements.

None

Item 9. – The Offer and Listing.

Note: For an Annual Report, only the information called for by Items 9.A.4 and 9.C is required

A.	Offer and listing details.

	4.	Following is information regarding the price history of the stock on the Nasdaq SmallCap Market, in United States dollars:

		(a)	for the five most recent full financial years:

Period	High $	Low $
March 1, 2003 to Feb. 29, 2004	2.49	0.91
March 1, 2002 to Feb. 28, 2003	4.14	1.52
March 1, 2001 to Feb. 28, 2002	1.99	0.43
March 1, 2000 to Feb. 28, 2001	4.68	0.75
March 1, 1999 to Feb. 29, 2000	3.50	0.63

(b)	for each full financial quarter of the two most recent full financial years:

Period	High $	Low $
4th Quarter of Fiscal 2003 Dec. 1, 2003 – Feb. 29, 2004	1.39	0.91
3rd Quarter of Fiscal 2003 Sept. 1, 2003 – Nov.30, 2003	1.57	1.03
2nd Quarter of Fiscal 2003 June 1, 2003 – Aug. 31, 2003	1.86	1.16
1st Quarter of Fiscal 2003 Mar. 1, 2003 – May 31, 2003	2.49	1.50
4th Quarter of Fiscal 2002 Dec. 1, 2002 – Feb. 28, 2003	3.24	1.88
3rd Quarter of Fiscal 2002 Sept. 1, 2002 – Nov.30, 2002	4.14	1.76
2nd Quarter of Fiscal 2002 June 1, 2002 – Aug. 31, 2002	3.39	1.63
st Quarter of Fiscal 2002 March 1, 2002 to May 31, 2002	2.39	1.52

(c)	for the most recent six months:

Period	High $	Low $
February 1 – 29, 2004	1.24	1.00
January 1 – 31, 2004	1.39	1.05
December 1 – 31, 2003	1.35	0.91
November 1 – 30, 2003	1.19	1.05
October 1 – 31, 2003	1.35	1.03
September 1 – 30, 2003	1.57	1.26

C.	Markets.

The Company's common shares have been quoted on the NASDAQ Small-cap Market since August 3, 1993. The ticker symbol is LBIX.

On May 8, 2002 the Company's common shares were listed on the Toronto Stock Exchange ("TSX") under the ticker symbol LBI. On April 8, 2003 the Company voluntarily delisted its shares from the TSX.

Item 10. – Additional Information.

A.	Share capital
This item is not applicable for an Annual Report.

B.	Memorandum and articles of association.
This information has been previously reported and is incorporated by reference.

C.	Material contracts.
There are no additional material contracts, other than those discussed elsewhere in this report.

D.
Exchange controls. Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to withholding tax.

E.
Taxation. A brief and general description is included below of certain taxes, including withholding taxes, to which United States security holders may be subject under the existing tax laws and regulations of Canada. The consequences, if any, of provincial taxes are not considered.

Please note that the following information is a brief summary only and security holders should seek the advice of their own tax advisors with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any United States federal, state or local taxes.

Taxation on Dividends

Generally, cash dividends paid or deemed to be paid by a Canadian-corporation to nonresident shareholders are subject to a withholding tax of 25%. Dividends paid to US residents are subject to a withholding tax of 15%, and dividends paid to a US resident company which owns 10% or more of the voting shares of the Canadian corporation are subject to a withholding tax of 5%. Dividends paid by a Canadian corporation to shareholders resident in Canada are not subject to withholding tax.

Taxation on Capital Gains

Generally the disposition by a non-resident of shares of a Canadian public corporation is not subject to Canadian income tax, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident purchaser if the non-resident purchaser used the shares in carrying on a business in Canada, or if the non-resident, together with persons with whom he does not deal at arm's length, owned 25% or more of the issued shares of any class of the capital stock of the Canadian corporation at any time during the five-year period immediately preceding the disposition.

In addition, Canada may tax capital gains realized by an individual resident in the United States on the disposition of shares of a Canadian corporation if the following conditions are met:

•	the individual was resident in Canada for 120 months during any period of 20consecutive years preceding, and at any time during the 10 years immediatelypreceding, the disposition of shares, and
•	the individual owned the shares when he ceased to be resident in Canada.

Holders of common shares of the Company should seek independent advice from their own professional tax advisers with respect to the income tax consequences arising from the holding of common shares of the Company.

F.	Dividends and paying agents.
This item is not applicable.

G.	Statement by experts.
This item is not applicable.

H.	Documents on display.

Copies of documents concerning the Company, which are referred to in this Report, are available for inspection at the head office of the Company located at Suite 1800 – 1500 W. Georgia Street, Vancouver BC Canada V6G 2Z6.

I.	Subsidiary Information.
This item is not applicable.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The table below shows the long term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE
LONG TERM DEBT	Mortgage	Note Payable	Other

Interest Rate	6.8%	8.0%	10.0%

Principal at February 29, 2004	443,787	81,575	294,248

Principal payments by year:
2005	28,683	42,914	22,596
2006	27,696	38,661	1,999
2007	28,977		257,687

2008	30,317		11,966
2009 and thereafter	328,114

TOTAL	443,787	81,575	294,248

The fair value of this debt decreases as market interest rates increase. The fair value of this debt is estimated at $821,414 as at February 29, 2004 as disclosed in note 18 (a) of the financial statements.

VARIABLE INTEREST RATE
DEBT	Operating Loan	Term Loan
Interest Rate	prime + 1.25%	prime + 1.0%
Principal at February 29, 2004	3,179,800	3,483,759

Principal payments by year:
2005		765,667
2006		765,667
2007		765,667
2008		765.667
2009		421,091
TOTAL	-	3,483,759

The fair value of this debt is equal to the book amount. Future cash flows will be adversely impacted by interest rate increases.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable.

P A R T II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

This item is not applicable.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	The instruments defining the rights of the Company's shareholders have not been materially modified except as follows:

i)
On August 26, 2003, a new Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price. The details of this Plan were reported in the Form 20-F for the fiscal year ended February 28, 2003.

ii)
In order to provide sufficient authorized capital to accommodate the potential exercise of Rights under the new Shareholder Rights Plan, a resolution to amend the Memorandum of the Company was passed by the shareholders at the Company's annual general meeting held on August 26, 2003. The resolution authorized the increase of the authorized capital of the Company from 120,000,000 shares divided into 100,000,000 common shares without par value and 20,000,000 preferred shares without par value to 520,000,000 shares divided into 500,000,000 common shares without par value and 20,000,000 preferred shares without par value. The preferred shares were designated as follows: 1,000,000 as Series "A", 100 as Series "B", 1,000,000 as Series "C", 4,000,000 as Series "D" and 4,000,000 as Series "E". There are 9,999,900 undesignated preferred shares

B.	There were no material modifications to any class of securities, other than as described in Item 14A above.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. - Controls and Procedures.

Based on their evaluation as of February 29,2004, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15-d14(c) under the Securities Exchange Act of 1934 (the "Act") ) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in the Company's internal controls during the period covered by this annual report that could significantly affect the Company's internal controls over financial reporting.

Item 16A. – Audit Committee Financial Expert.

The Company's Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Douglas Carlson, serving on its audit committee.

Item 16B. – Code of Ethics.

The Company is in the process of considering and finalizing its code of ethics.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed in the fiscal years ended February 29, 2004 and February 28, 2003 totaled $106,968 and $66,318 respectively.

b)	Audit Related Fees - Audit related fees billed in the fiscal years ended February 29, 2004 and February 28, 2003 totaled $94,740 and $59,901 respectively.

c)	Tax Fees - Tax fees billed in the fiscal years ended February 29, 2004 and February 28, 2003 totaled $12,228 and $6,417 respectively.

d)	All Other Fees – There were no other fees billed in the fiscal years ended February 29, 2004 and February 28, 2003.

The audit committee approves all audit, audit-related services, tax services and other services provided by BDO Dunwoody LLP. Any services provided by BDO Dunwoody LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement. In 2004, none of the fees paid to BDO Dunwoody LLP were approved pursuant to the de minimus.

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2002, the Company repurchased 108,400 of its issued and outstanding shares. These shares were cancelled during 2003, and no further shares have been repurchased.

P A R T   III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the year ended February 29, 2004, February 28, 2003 and February 28, 2002 are attached to this report as Exhibit 19.1.

Item 18. – Not applicable.

Item 19. – Exhibits.

Exhibit No.	Description

19.1	Annual Financial Statements:

Auditor's Report and Consolidated Financial Statements of Leading Brands, Inc.
February 29, 2004, February 28, 2003 and February 28, 2002 (expressed in United States Dollars)

19.2	Memorandum of Leading Brands, Inc. as altered August 26, 2003.

19.3	Information Circular dated June 1, 2004.

99.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Dated: June 23, 2004