Form 20-F
period 2005-02-28
LEADING BRANDS INC
filed 2005-06-01
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2005

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

February 28, 2005 – 15,045,069 Common Shares without par value

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
Item 17 ☒      Item 18 ☐

Securities and Exchange Commission
Washington, D.C. 20549 U.S.A.

Form 20-F
For the fiscal year ended February 28, 2005
Commission File No. 0-19884
Leading Brands, Inc.

P A R T   I

Item 1. – Identity of Directors, Senior Management and Advisers

This item is not applicable for an Annual Report.

Item 2. – Offer Statistics and Expected Timetable

This item is not applicable for an Annual Report.

Item 3. – Key Information A. Selected Financial data.

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to the Company for the periods indicated. It should be read in conjunction with this Annual Report and the Company's consolidated financial statements listed in Item 17 of this Annual Report. The following table is derived from, and is qualified by, the Company's financial statements and the notes thereto which have been prepared in accordance with generally accepted accounting principles in Canada.

Unless otherwise specified, all amounts set out in this Annual Report are expressed in United States dollars.

	YEAR ENDED Feb. 28, 2005	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001
Net sales / operating revenue	$33,566,204	$40,796,926	$47,276,240	$41,013,507	$50,297,646
Net Income (loss)	$625,643	($1,847,490)	($6,250,126)	$1,338,988	$1,215,558
Net Income (loss) per share	$0.04	($0.12)	($0.46)	$0.10	$0.09
Total assets	$20,609,242	$22,320,335	$20,948,792	$22,426,084	$30,373,140
Net assets	$11,235,547	$9,310,349	$9,639,692	$13,296,913	$12,619,395
Capital stock	$27,096,951	$25,949,750	$25,515,098	$23,452,934	$23,566,528
Long-term Obligations	$2,913,843	$3,443,512	$2,251,173	$3,184,346	$5,493,736
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

	YEAR ENDED Feb. 28, 2005	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001
Weighted average number of common shares outstanding	15,042,035	14,949,575	13,754,598	13,593,310	10,390,165

For all years presented, diluted earnings per share was the same as basic except for 2001 where diluted EPS was $0.08.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in note 21 of the annual financial statements. The selected financial data should be read in conjunction with the Company’s financial statements and the notes thereto, included elsewhere in this Annual Report.

	YEAR ENDED Feb. 28, 2005	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001
Net sales / operating revenue	$33,566,204	$40,796,926	$47,276,240	$41,013,507	$50,297,646
Net Income (loss)	$782,784	($238,539)	($5,819,049)	$3,511,343	($3,219,782)
Net Income (loss) per share	$0.05	($0.02)	($0.43)	$0.26	($0.34)
Total assets	$20,452,035	$22,169,654	$20,133,137	$21,189,083	$24,954,200
Net assets	$11,078,340	$9,159,668	$8,824,037	$11,861,687	$7,291,720
Capital Stock	$27,096,951	$25,949,750	$25,515,098	$23,142,225	$23,521,712
Long-term Obligations	$,913,843	$3,443,512	$2,251,173	$3,382,571	$5,800,031
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

The primary difference between the income of $625,643 under Canadian GAAP versus the income of $782,784 under US GAAP for the year ended February 28, 2005 is the fair value based method to account for employee based options under Canadian GAAP not required under US GAAP.

For all years presented, the diluted earnings (loss) per share was the same as basic earnings per share.

3.               Exchange Rates

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars. Assets and liabilities have been translated using the rate in effect at the fiscal year end (1.2335), while revenues and expenses have been translated at the average rate for the fiscal year (1.2888) .

Exchange Rate – May 2, 2005: 1.2555

Exchange rates for the previous six months:
	April 1-30, 2005	March 1-31, 2005	Feb. 1-28, 2005	Jan. 1-31, 2005	Dec. 1-31, 2004	Nov. 1-30, 2004
High	1.2569	1.2438	1.2559	1.2412	1.2414	1.2243
Low	1.2147	1.2018	1.2249	1.2003	1.1837	1.1759
Average	1.2369	1.2157	1.2383	1.2245	1.2176	1.1957
End of Period	1.2585	1.2096	1.2335	1.2412	1.2020	1.1860

Exchange rates for the five most recent financial years:
	Mar. 1, 2004 to Feb.28, 2005	Mar. 1, 2003 to Feb.29, 2004	Mar. 1, 2002 to Feb.28, 2003	Mar. 1, 2001 to Feb.28, 2002	Mar. 1, 2000 to Feb. 28, 2001
High	1.3957	1.4907	1.5994	1.6132	1.5600
Low	1.1759	1.2692	1.4871	1.5099	1.4470
Average	1.2888	1.3657	1.5584	1.5631	1.4979
End of Period	1.2335	1.3357	1.4840	1.6020	1.5316

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

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 18% of revenue and the ten largest comprising 75% of revenue. The loss of several major customers would have a negative impact on earnings.

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

The following are some of the other factors that could affect the Company’s financial performance:

-	Increased competitor consolidations, market place competition, and competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth.

-	Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions. For example, the Company currently has significant tax losses available, and a change in legislation affecting these would negatively impact future results. Environmental laws affecting beverage containers could add costs to the Company and/or decrease consumer demand for the Company’s products.

-	Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations, which are subject to various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company’s products and changes in interest rates (see Item 11).

-	The uncertainties of litigation, as the Company is party to certain lawsuits as detailed in Item 8.

-	Changes in general economic and business conditions.

-	The effectiveness and success of the Company’s marketing programs, especially for newer brands such as True Blue™, Infinity™, BrandX Originals™, TREK ® and Soy2O™.

-	Changes in consumer tastes and preference and market demand for new and existing products.

-	Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Item 4. – Information on the Company

A.	History and development of the Company.

1.	The legal name of the Company is “Leading Brands, Inc.”.

2.	The Company was incorporated on February 4, 1986 under the name "2060 Investments Ltd.". On May 21, 1986 the Company changed its name to "Camfrey Resources Ltd." On March 16, 1993, the Company changed its name to "Brio Industries Inc.", and on October 25, 1999, the Company changed its name from Brio Industries Inc. to Leading Brands, Inc.

3.	The Company is incorporated under the laws of the province of British Columbia, Canada. The address and telephone number of its principal place of business is:

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

6.	There are no significant capital expenditures or divestitures currently in progress.

7.	There have been no public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current financial year.

B.	Business overview.

1.	The Company and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management of beverage and food products, throughout most of North America. Originally a "direct to store" distributor of soft drinks in western Canada, the Company evolved into a fully integrated bottling and distribution operation.

In the fiscal year ended February 28, 2005, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s food and beverage business, and Leading Brands USA, Inc. was the principal sales subsidiary in the United States.

2.	Beverage Bottling

The beverage bottling operations of the Company comprise the largest juice and new age beverage packaging entity in Western Canada. The Company operates two plants: a 50,000 square foot plant in Edmonton, Alberta and a 100,000 square foot plant in Richmond, British Columbia. The Company bottles juices and new age beverages for co- pack customers, private label customers, and the Company’s licensed and branded products. The Company’s plants are primarily “hot fill” plants designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives. In 2003 the Company added a carbonated beverage line to its Richmond, British Columbia plant. That line was installed at the principal cost of the major customer utilizing that line.

The Company provides beverage packaging (“co-pack”) services to major branded beverage companies such as Coca Cola Enterprises Ltd., Quaker Tropicana Gatorade Canada and the Mark Anthony Group. These “co-pack” customers own their brands, and handle the distribution of the product to market. The Company simply “co-packs” or makes the product at the customers’ request. The Company charges a “co-pack fee” that equates to the cost of the packaging service provided and also bills for any materials not supplied by the customer. Certain co-pack customers are charged the “co-pack fee” only because they supply all raw materials to make the product. Other co-pack customers want the Company to provide some or all of the raw materials. The selling price to these customers is the cost of the raw materials supplied by the Company plus the “co-pack fee”. As a result, when a “co-pack” customer requests a change from a billing method in which the customer supplies the raw materials to a billing method where they request the Company to supply the raw materials, it can cause a significant change in revenue, with little or no change in gross profit, since the cost of sales changes by approximately the same dollar amount. In the 2002 fiscal year, the Company became involved in purchasing more materials and ingredients for two of its co-pack customers, thereby increasing the Company’s revenues and cost of sales.

The Company’s private label juice program serves many of the primary major grocery chain stores in Canada. This business involves designing, developing and formulating juices and new age beverages, principally for chain stores, to be sold under their private or controlled label programs. Packaging materials and ingredients are purchased and the finished products are sold to customers.

The Company’s plants are designed and equipped to handle various types of containers. The Edmonton plant has three lines: a glass line, a polyethylene teraphalate (“PET”) line and a foil pouch line. The Richmond plant has two lines: a line that produces a combination of glass and PET, and a line to run carbonated beverages with a post-fill tunnel pasteurization capability. The Company’s goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations, to expand the distribution of the Company’s own branded product lines, supplement those lines with products licensed from third parties and to expand sales of its own branded product lines into the United States.

Sales and Distribution

The Company’s sales and distribution system comprise the largest independent, fully integrated beverage distributor in Canada. The sales and distribution system has two regional warehouse distribution centers located in Richmond, British Columbia and Edmonton, Alberta. In addition, there are third party distribution centers in Montreal, Toronto and Calgary. The sales and distribution system distributes a variety of juices, new age beverages, waters, food and confectionary items to retail, wholesale and distribution outlets.

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

The Company differentiates itself in the marketplace with its customer service. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers’ beverage inventory. The Company also distributes a wide variety of snack food, grocery and confectionary products

The Company has a sales and marketing team that covers most of Canada. As a market of approximately 30,000,000 people, covering more than 2,000,000 square miles, it is not always cost effective for the Company's delivery system to carry its products to its customers on its own trucks. At the same time, it is imperative that the Company maintains contact with those customers and provides sales and merchandising services necessary to ensure proper presentation of the Company's brands on store shelves and to assure appropriate ordering and pull-through of the Company's products.

The sales professionals in Canada cover all aspects of the retail trade including chain grocery and drug stores, mass merchandise centers, food service outlets and convenience stores. The salespeople and merchandisers are linked by computer to the Company's central databases, allowing for complete automation of the ordering functions.

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

Brand Licensing and Brand Development

The Company has increased its focus to licensed brands and the development of its own brands. Several of the Company's branded products, True Blue™, Infinity™, BrandX Originals™, TREK , Soy2O™, Pez® 100% Juice TM, Caesar’s Bloody Caesar®, and Caesar’s Caesar Cocktail®, are packaged and managed by the Company. The Company’s licensed brands include Fiji Natural Artesian Water®, Hansen’s® Beverages, and Stewart’s® Fountain Classics.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In 2005 export sales were less than 10% of the Company’s revenues.

3.	Demand for the Company’s beverage products is seasonal, with the warmer months having more demand than the cooler months.

4.	Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company’s co-pack customers. For the Company’s branded and private label products, this risk remains with the Company.

Raw materials used in the beverage packaging business consist primarily of sugar, bottles, closures, flavoring and cardboard. The Company generally uses filtered municipal water but also has its own spring site in British Columbia as a source of spring water.

	-	Sugar is commodity priced and is generally purchased under a one year contract and there are several suppliers in both Canada and the United States.

	-	Bottles are generally purchased in the US, but there is a PET bottle supplier in Canada. PET pricing is affected by changing oil prices. Clear glass supply can be limited due to market demand for this item. Pricing tends to remain stable during the year.

	-	Closures and flavorings are generally purchased in the US, but Canadian suppliers are becoming available.

	-	Cardboard is widely available and while pricing fluctuates from year to year, it is generally stable in the short term.

5.	The majority of the Company’s sales are handled directly by the Company’s own sales force. The Company uses a few brokers to assist with sales to retailers in some markets.

And in other markets, principally in the United States, goes to market with some products through third party distributors.

6.	No material portion of the Company’s business is dependent on a single or connected group of patents, licenses, industrial, commercial or financial contracts or new manufacturing processes.

7.	The Company makes no statements concerning its competitive position.

8.	The Company is subject to regulations of the Canadian Food Inspection Agency, Health Canada and Natural Health Product Directorate, as well as the U.S. Food and Drug Administration with regards to ingredients and labeling of the Company’s products.

The Company is also subject to compliance with the Canada Customs and Revenue Agency and the United States Department of Homeland Security, Customs and Border

Protection, for border security and customs functions related to the cross-border movement of raw materials and finished goods.

C.               Organizational structure.

Following is a list of the Company’s main subsidiaries as at February 28, 2005:

•	Leading Brands of Canada, Inc. (LBCI)
	-	incorporated provincially in Alberta, Canada;
	-	100% owned by Leading Brands, Inc.;
	-	LBCI is the Company’s principal operating subsidiary in Canada.

•	Leading Brands USA, Inc. (LBUI)
	-	incorporated in Washington;
	-	100% owned by Leading Brands, Inc.;
	-	LBUI is the Company’s principal operating subsidiary in the United States.

•	Kert Technologies, Inc. (formerly The TREK Company, Inc.)
	-	incorporated federally in Canada;
	-	90.5% owned by Leading Brands, Inc.;
	-	licenses and owns the Company’s TREK ® trademarks and other intellectual property.

•	LBI Brands, Inc.
	-	incorporated provincially in British Columbia, Canada;
	-	100% owned by Leading Brands, Inc.;
	-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

•	Quick, Inc.
	-	incorporated in Florida, USA;
	-	97% owned by Leading Brands, Inc.;
	-	owns certain trademarks and rights.

•	Brio Snack Distributors Inc.
	-	incorporated provincially in British Columbia, Canada;
	-	100% owned by Leading Brands of Canada, Inc.;
	-	owns certain trademarks and rights.

•	Leading Brands of America, Inc. (LBAI)
	-	incorporated in Delaware;
	-	100% owned by Leading Brands, Inc. and Leading Brands of Canada, Inc.;
	-	LBAI is presently inactive

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

The Richmond, B.C. plant, is a 100,000 square foot leased facility, with a high speed combination hot fill glass and PET plastic line, and a carbonated line. This plant has an annual case volume capacity of approximately 15,000,000 144 oz. equivalent cases.

Leading Brands also owns and operates a spring site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area.

Sales and Distribution

The Company has a sales office in the following location:

#250 – 1050 Seminaire nord, Saint-Jean-sur-Richelieu, Quebec. The space occupies 1,469 square feet and is leased month-to-month for $1,289 US per month.

The following location serves the role of regional warehouse or distribution centre.

3870 – 98 Street, Edmonton, Alberta. The space occupies 61,872 square feet and is leased for $16,720 US per month until August 31, 2007.

The Company also utilizes the following third party distribution centres:

(1)	104 Walker Drive, Brampton Ontario
(2)	2300 Chemin Monterey, Chomedey, Laval Quebec
(3)	7151 44 Street SE, Calgary Alberta

The Company’s head office is located at Suite 1800 – 1500 West Georgia Street, Vancouver BC. The space occupies 6,036 square feet and is being leased for $7,748 to $8,563 US per month until January 2008.

Item 5. – Operating and Financial Review

A.               Operating results

Introduction

The Company is involved in two main business functions, the operation of two bottling plants and the distribution of the Company’s brands and other licensed brands. The plants provide bottling services to large co-pack customers and national grocery chains for their products and also produce the Company’s branded products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company’s goal is to increase production volume and sales by securing additional volume from its existing co-pack customers, securing new production contracts from customers requiring bottling services, and increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Financial Year Ended February 28, 2005

Sales

	Year ended	Year ended
Revenue	February 28, 2005	February 29, 2004	Change
Bottling Plant	$17,294,507	$18,221,670	($927,163)
Distribution and
Other	$17,121,342	$23,551,905	($6,430,563)
Total Gross Revenue	$34,415,849	$41,773,575	($7,357,726)
Discounts,
allowances and
Rebates	($849,645)	($976,649)	$127,004
Net Revenue	$33,566,204	$40,796,926	($7,230,722)

Gross sales for the year ended February 28, 2005 were $34,415,849 compared to $41,773,575 for the previous year, representing a decrease of 17.6%. The decrease in plant revenue is a result of a decrease in revenue from sales to customers where the Company supplies the raw materials of $4,442,360 offset by an increase in revenue from sales to customers where the customer supplies the raw materials of $3,515,197, which includes a reduction in Ocean Spray production. The decrease in distribution and other revenue consists of a decrease in revenue from food products of $1,677,750, mainly due to the discontinuation of the Little Debbie’s snack food line, a decrease in revenue of the Company’s own brands of $3,017,051 mainly due to the refocus of the sales force in the US, and a net decrease in sales of licensed brands and other revenue of $1,735,762, representing a decrease in revenue from the loss of the Mad Croc distribution contract in the amount of $3,147,008 offset by an increase in sales of other licensed brands and other revenue of $1,411,246. Sales discounts, allowances and rebates for the year ended February 28, 2005 were $849,645 compared to $976,649 for the previous year, representing a decrease of 13%. The decrease of $127,004 represents a decrease in sales discounts, allowances and rebates related to the sales of branded products in the amount of $300,856 offset by an increase in volume rebates related to the bottling plant in the amount of $173,852.

Cost of Sales and Margin

	Year ended	Year ended
Cost of Sales	February 28, 2005	February 29, 2004	Change
Bottling Plant	$10,910,199	$14,031,244	($3,121,045)
Distribution and
Other	$12,633,149	$17,372,145	($4,738,996)
Total	$23,543,348	$31,403,389	($7,860,041)

Cost of sales for the year ended February 28, 2005 were $23,543,348 compared to $31,403,389 for the previous year, representing a decrease of 25%. The decrease in plant cost of sales of $3,121,045 is a result of a decrease in cost of sales for customers where the Company supplies the raw materials of $4,321,060 offset by an increase in cost of sales for customers where the customer supplies the raw materials of $1,200,015. The decrease in distribution and other cost of sales of $4,738,996 consists of a decrease from foods products of $1,731,211, mainly due to the discontinuation of the Little Debbie’s snack food line, a decrease from the Company’s own brands of $1,736,227 mainly due to the refocus of the sales force in the US, and a net decrease in licensed brands and other products of $1,271,558, representing a decrease in Mad Croc distribution in the amount of $1,816,692 offset by an increase from other licensed brands and other products of $545,134.

	Year ended	Year ended
Margin	February 28, 2005	February 29, 2004	Change
Bottling Plant	$6,175,626	$4,155,596	$2,020,030
Distribution and
Other	$3,847,230	$5,237,941	($1,390,711
Total	$10,022,856	$9,393,537	$629,319
Margin percentage	29.9%	%23.0	6.9%

Margin for the year ended February 28, 2005 was $10,022,856 compared to $9,393,537 for the previous year, representing a increase of 6.7% . The increase in plant margin of $2,020,030 is a result of a decrease in margin from customers where the Company supplies the raw materials of $121,300 offset by an increase in margin from customers where the customer supplies the raw materials of $2,141,330. The decrease in distribution and other margin of $1,390,711 consists of an increase from foods products of $137,035 mainly due to increased profitability from remaining food products, a decrease from the Company’s own brands of $1,154,083 mainly due to the refocus of the sales force in the US, and a net decrease in licensed brands and other products of $373,663, representing a decrease in Mad Croc distribution in the amount of $1,204,470 offset by an increase from other licensed brands and other products of $830,807.

Selling, General and Administration Expenses

These expenses decreased $1,291,653 from $9,867,894 to $8,576,241, or 13.1% . Selling, general and administrative expenses related to the US decreased $1,583,453 due to the refocus of the US sales division, marketing expenses decreased $409,418 due to lower sales of the Company’s own brands, offset by an increase in general and administrative expenses of $701,218 due to increased bottling plant volume.

Other Expenses and Recovery

Depreciation remained consistent with the prior year at $878,770 compared to $896,406 in the 2004 fiscal year. Amortization of deferred costs decreased by $216,107 from $296,875 to $80,768. Amortization decreased by $258,573 relating to the impairment write down at the end of the 2004 fiscal year of certain deferred costs for start up and product development in the US market that was partially offset by an increase in amortization of $42,466 for product development costs related to the Company’s new brands. Interest decreased by $24,460 from $339,630 to $315,170 due lower average borrowing levels. In the current year, the Company recorded income from the cancellation of certain distribution and bottling contracts in the amount of $695,585. In the current fiscal year, the Company recorded a loss on sale of assets in the amount of $43,590 due to the sale of retired production equipment, compared to a $9,083 loss on sale of assets in the prior year. In the year ended February 28, 2005, the Company reduced the valuation allowance against future income tax assets in the amount of $543,141 due to an increased certainty that the Company would be able to realize on the asset compared with $805,383 in the prior year. In the fiscal year ended February 28, 2005, the Company recorded a reduction in the future income tax asset in the amount of $745,090 corresponding to the operating profits in the Canadian operating entity. The Company paid cash income taxes in the fiscal year ended February 29, 2004 in the amount of $3,943 and recovered income tax of $3,690 in the year ended February 28, 2005.

Financial Year Ended February 29, 2004

Sales

Net sales for the year ended February 29, 2004 were $40,796,926, compared to $47,276,240 for the previous year, representing a decrease of 13.7 % or $6.48 million. The decrease is attributed to the following:

-	Decrease in sales due to the change in billing method for co-pack products, 32.5% ($15.36 million)
-	Increase in sales due to currency conversion, 10.9% (5.14 million)
-	Increase in sales for branded products and other non co-pack revenue, 1.6% (0.75 million)
-	Increase in sales for co-pack products, net of currency and billing method change, 6.3% ($2.99 million)

Cost of Sales and Margin

Cost of sales decreased from $37,924,637 to $31,403,389 as a result of the net difference between the increase in cost of sales for branded products and the decrease in cost of sales due to the change in billing method for a large co-pack customer. Gross margin was $9,393,537 in the current year compared to $9,351,603 in the prior year.

Selling, General and Administration Expenses

These expenses increased $890,092 from $8,977,802 to $9,867,894, or 9.9% . The additional costs are for wage and benefit costs, marketing expenses and other administrative costs incurred as a result of expanding the market for certain proprietary products into the US.

Other Expenses

Depreciation increased by $140,937 from $755,469 in the prior year to $896,406. The increase was due to the effect of foreign currency translations of $106,597 and increased depreciation due to the addition of capital assets in the production facilities of $34,340. Amortization of deferred costs increased by $25,052 from $271,823 to $296,875. The increase was due to the effect of foreign currency translation of $38,354 net of a decrease in amortization of $13,302 due to trademarks and other deferred costs reaching the end of their amortization periods in the fiscal year ended February 29, 2004. Interest decreased by $74,366 from $413,996 to $339,630 due the reduction of interest accretion on convertible preferred shares in the amount of $147,615, converted in the December 2002, net of the increase in interest due to the effect of foreign currency translation in the amount of $37,586 and interest on higher average borrowing levels in the amount of $35,663. For US GAAP, interest accretion of $147,615 on convertible preferred shares in 2003 would not be recorded as explained in note 21 of the financial statements. In the year ended February 28, 2003, the Company decided to discontinue support of the Quick Home Operations delivery service and, accordingly, recorded a $6,523,880 impairment write down on its investment.

B.               Liquidity and Capital Resources

Financial Year Ended February 28, 2005

As at February 28, 2005 the company had negative working capital of $899,375 compared to negative working capital of $1,673,014 at the prior year end. This improvement in working capital resulted from cash generated through operating income. Bank indebtedness was $2,512,897 compared to $3,179,800 for the prior year which was reduced for the reasons mentioned above. There were no cash or cash equivalents as at February 28, 2005 or the previous year.

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all but the current ratio covenant at February 28, 2005. Subsequent to the year end, the lender renewed the Company’s loans. The Company does not expect any additional covenant violations in the foreseeable future.

Notwithstanding the negative working capital as at February 28, 2005, the Company believes it will have sufficient working capital for the next 12 months since the Company has generated cash flow from operations at the beginning of the fiscal year ending February 28, 2006, significantly reducing the working capital deficit. The Company has no significant planned capital projects and believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter. Should any significant capital projects be planned, they will likely require further financing.

Net cash generated in operating activities for the 12 months ended February 28, 2005 was $1,770,156 compared to $853,640 utilized in the prior fiscal year. Cash in-flow from operations generated $2,137,132 of cash compared to $712,314 utilized in the prior year. In fiscal 2005 normal operating activities in the Canadian operations generated $2,140,790, settlement from cancellation of distribution and bottling contracts generated $695,585, normal operating activities in the US operations utilized $639,482 and other marketing and holding entities utilized $59,761. Working capital changes utilized $366,976 due mainly to a decrease in trade accounts payable of $2,857,118, mostly due to a $2,370,237 decrease in Canadian operations due to cash generated from operations, the change in product mix in the co-pack products mentioned in the sales section, discontinuation of the Little Debbie’s snack food line and reduced sales in the Company’s own brands and a $484,068 decrease in US operations due to the discontinuation of the Mad Croc product line and payment of legal fees relating to the contract settlement. The utilization from the reduction of accounts payable was offset by working capital generated by a decrease in prepaid expenses of $9,773, a decrease in inventory of $920,364; a $914,222 decrease in the Canadian operating entities due to the same reasons mentioned above for the reduction of accounts payable and a $6,142 decrease in the US operating entities and a decrease in accounts receivable of $1,560,005; a $1,527,480 decrease in the Canadian operating entity for the reasons mentioned above for accounts payable and inventory, a $33,881 decrease in the US operating entities and a $1,356 increase in the marketing and holding entities.

Net cash utilized in investing activities was $290,679 compared to $687,916 in the prior year. $256,329 was expended on the purchase of capital assets compared to $541,776 in the prior year. During fiscal year 2005, $178,690 was expended on equipment for the bottling operations, $29,908 was expended on vehicles and $47,731 was expended on office equipment, software, and leasehold improvements. The sale of assets generated $40,715 compared to $63,730 in the prior year. Cash was utilized for expenditures on deferred costs in the amount of $75,065 for new product development costs compared to $209,870 in the prior year, of which $77,699 for new product development costs and $132,171 for start up costs related to the alcohol bottling contract.

Financing activities utilized $1,650,381 compared to $1,257,966 generated in the prior year. In the current year, the Company repaid long-term debt of $1,128,209 compared to $724,006 in the prior year, decreased bank indebtedness in the amount of $890,440 compared to $57,057 in the prior year as a result of increased cash flow from operations in the fiscal year ended February 28, 2005. This was offset by proceeds from additional long term debt of $363,829 in the current year, which is consisted of a $232,775 increase in the Company’s term loan to fund capital equipment purchases and a $131,054 increase in the mortgage on the Edmonton bottling facility. In the prior year, long term debt increased $1,728,180 mostly due to an increase in the Company’s term loan. In the current year, the issuance of common shares relating to the exercising of options and warrants generated $4,439 compared to $310,849 in the prior year.

The company has a demand revolving operating bank loan with a credit limit of $3,648,156 with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. The

Company also has a term loan from the bank in the amount of $3,186,508 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum.

Other sources of financing include a mortgage, a promissory note payable and leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company does not have any material capital expenditure commitments.

Financial Year Ended February 29, 2004

As at February 29, 2004 the company had negative working capital of $1,673,014. Bank indebtedness was $3,179,800. There were no cash or cash equivalents as at February 29, 2004..

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

Net cash utilized in investing activities was $687,916 compared to $2,394,301 in the prior year. $541,776 was expended on the purchase of capital assets for production line modification and expansion compared to $944,931 in the prior year. During the fiscal year ended February 28, 2003, $693,953 was advanced to support Quick Home Delivery operations that were discontinued at the end of that fiscal year. $209,870 was expended on deferred costs compared to $781,094 in the prior year. Expenditures were higher in 2003 due to new product development costs for TREK ®, and Pez® 100% Juice TM and start up costs in the US.

Financing activities generated $1,257,966 from an increase term loan of $1,497,342, other long term debt of $230,838 net of repayment of long term debt in the amount of $724,006, proceeds from the issuance of common shares relating to the exercising of options and warrants for $310,849 and a decrease in bank indebtedness of $57,057.

Other sources of financing include a mortgage, a note payable and leases more fully described in note 9 of the financial statements.

C.               Research and development, patents and licenses, etc.

The Company defers certain new product promotion, launch and development costs and amortizes them over 36 months commencing with the date of the launch of the related product. See note 6 of the financial statements. In the fiscal year ended February 29, 2004, the Company has taken a non-cash write down in the amount of $632,579 due to impairment of deferred costs from previous periods, related to the refocus of the US market. Under US GAAP, SOP 98-5,

Reporting on the Costs of Start-Up Activities, costs are expensed as incurred as explained in note 21 to the financial statements.

The Company does not have a formal research and development program. It develops products as and when it sees fit by working with existing staff and outside consultants, where appropriate.

Following are current and pending patents and intellectual property owned by the Company:

-	patents for Quick website design and graphics
-	patent on the TREK ® bottle
-	proprietary TREK ® bottle and cap
-	TREK ® formulations for Fuel, Burn and Recover
-	Pez® 100% Juice TM packaging
-	a large inventory of formulations for a wide variety of juices and new age beverages.

D.               Trend Information.

Sales to date for the first quarter of fiscal 2006 are trending about 13% lower than the comparable period in the prior year. Concurrently, cost of sales are trending lower causing gross margin to remain consistent with the same period in the prior year. This is primarily due to the reduced sales in co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials. The strength of the Canadian dollar compared to the US dollar over the prior year, has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

E.               Off-balance sheet arrangements.

1.	The Company is committed to operating leases for premises and equipment as disclosed in Note 13 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

2.	The Company has no off-balance sheet arrangements of this nature.

F.               Tabular disclosure of contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	3,861,272	947,429	1,722,415	769,411	422,017
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,798,531	1,287,461	1,448,067	63,003	-

Purchase Obligations	705,000	705,000	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (1)	1,395,000	303,000	472,000	320,000	300,000
Total	8,759,803	3,242,890	3,642,482	1,152,414	722,017

1) Since the interest rates on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 21 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: goodwill, revenue recognition and stock based compensation.

Goodwill

Goodwill is recorded at cost and, effective January 1, 2002, it is no longer amortized. Goodwill is tested for impairment annually or if an event occurs that will more likely than not reduce the fair value of the reporting unit below its carrying value. An impairment loss will only be recognized if the carrying amount is not recoverable when compared to the undiscounted future cash flow. As the Company has reported net income for fiscal 2005 and expects its operations to continue to be profitable in the future, no impairment loss has been recognized. The significant assumptions are as follows:

a.	Expected cash flows from operations of the related entity, over the next five fiscal years.
b.	Forecasted operating results based on current economic conditions and expected future events.
c.	Seasonality of the business is built into the discounted cash flow model, therefore normal fluctuation in sales will not significantly affect the analysis.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured. Certain figures are reclassified in prior periods relating to sales discounts, allowances and rebates to conform with Canadian GAAP changes on revenue recognition.

Stock-based Compensation

Effective January 1, 2004, the Company has retroactively adopted, without restatement, the new recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after March 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the accumulated deficit and contributed surplus as of March 1, 2004 by $836,350.

Under US GAAP, the Company continues to apply Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related FASB Interpretation No. 44 (“FIN 44”) in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is generally recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable. Stock options that have been modified to increase life are remeasured as if the awards were newly granted.

Compensation costs are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award.

As a result of the change in accounting policy under Canadian GAAP, there is a Canadian – US GAAP difference as described in more detail in Note 21 of the consolidated financial statements.

New Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) would require the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that file as a foreign private issuer, SFAS No. 123(R) is effective for the first fiscal year beginning after June 15, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The Company is assessing the effect on the consolidated financial statements as a result of the implementation of these new standards.

G.               Forward Looking Statements.

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

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

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this Annual Report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

Item 6. – Directors, Senior Management and Employees

A.               Directors and senior management.

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company, areas of experience, and principal business activities performed outside the Company:

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Ralph D. McRae West Vancouver, BC	Mr. McRae is a director and the Chairman, President and Chief Executive Officer of the Company and has been with Leading Brands, Inc. since March 1996. He is also a director and the

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Chairman, CEO and Secretary/Treasurer of Leading Brands of Canada, Inc., and Kert Technologies, Inc.

Mr. McRae is a director and the Chairman and CEO of McRae Management Ltd., a waste management and water company based in Coquitlam, BC.

He is a member of the Bar of both British Columbia and Alberta, and holds a Bachelor of Commerce (1980) and LLB (1981) from the University of British Columbia

R. Thomas Gaglardi Vancouver, BC	Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998 and Secretary of the Company since June 1999. He is also the President of Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites and Moxie’s Restaurants, LP.

Peter Buckley West Vancouver, BC	Mr. Buckley has been a director of Leading Brands, Inc. since August 1997. He is also the President of Old Spaghetti Factory Canada Ltd.

Iain J. Harris Vancouver, BC	Mr. Harris was a director of Leading Brands, Inc. from May 1996 to December 2003, and from June 2004 until the present time. He is also the Chairman and Chief Executive Officer of Summit Holdings Ltd.

Jonathan Merriman San Francisco, CA	Mr. Merriman has been a director of Leading Brands, Inc. since January 1999. He is also the Chairman and CEO of Merriman Curhan Ford & Co

Douglas Carlson Aspen, CO	Mr. Carlson has been a director of Leading Brands, Inc. since June 1999. He is also the Chief Executive Officer of FIJI Water Holdings, LLC. Mr. Carlson is a Certified Public Accountant.

Donna Higgins, CGA Port Coquitlam, BC	Ms. Higgins is the Chief Financial Officer of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands USA, Inc. Prior to joining Leading Brands in 1999, Ms. Higgins held accounting and finance positions with both a large Pepsi bottler and regional beverage distributor.

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

Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options. During the most recently completed financial year, there were 225,000 stock options expired and new options were granted to these Directors.

BBI Holdings Inc. (“BBI”), which is controlled by Ralph McRae, receives $5,431 USD per month for consulting services provided by Mr. McRae and another director of BBI.

Compensation of Executive Officers

The following table is a summary of compensation paid to the CEO, the CFO, and the 2 most highly compensated Executive Officers of the Company and its subsidiaries.

		Annual Compensation			Stock Options

Name and Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the fiscal year (#)
Ralph McRae, Chairman, President and CEO	2005	nil	nil	372,439(1) 65,172	nil
Donna Higgins, CFO	2005	106,688	nil	nil	30,000(2)
Dave Read, President of LBI Brands, Inc.	2005	nil	nil	238,071(3)	nil
Patrick Wilson, VP of Sales and President of Leading Brands USA, Inc.	2005	146,195	nil	nil	112,500(4)

(1)	McRae Ventures, Inc., a company with a director in common with the Company, receives $372,439 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives $5,431 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.
(2)	30,000 previously granted options @ US$1.00 expired Jan.25, 2005 and 30,000 options @ US$1.04 were granted July 15, 2004
(3)	VE Services, a company owned by Mr. Read, received $238,071 for consulting services provided by Mr. Read.
(4)	92,500 previously granted options @ US$1.00 expired Nov. 3, 2004 and 92,500 options @ $US1.04 were granted July 15, 2004, expiring July 15, 2014 and 20,000 options @ US$1.10 were granted Mar. 1, 2004, expiring March 1, 2009.

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

The terms of office of Douglas Carlson and Iain Harris, the directors in Class II, will expire at the conclusion of the 2005 annual general meeting to be held on June 28, 2005, while the terms of office of the directors in Classes III and I expire at the 2006 and 2007 annual general meetings, respectively.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Served Since

Douglas Carlson	II	Aug/02 to Aug/05	June 1999
Iain J. Harris	II	Aug/02 to Aug/05	May 1996
Peter Buckley	III	Aug/03 to Aug/06	August 1997
R. Thomas Gaglardi	III	Aug/03 to Aug/06	October 1998
Ralph D. McRae	I	July/04 to July/07	March 1996
Jonathan Merriman	I	July/04 to July/07	January 1999

2.	There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

3.	The members of the Company’s audit committee are:
	-	Peter Buckley
	-	Douglas Carlson
	-	Iain Harris

The function of the audit committee is one of review and oversight. The committee reports to the Board from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board to make an informed decision.

The members of the Company’s compensation committee are:
	-	Douglas Carlson
	-	Jonathan Merriman

The Committee is responsible for, among other things, reviewing and determining the annual salary, bonus/profit sharing and other compensation levels of the executive officers of the Company. Compensation matters may also be reviewed and approved by the entire board of directors.

As of April 1, 2005 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Donna Higgins	Chief Financial Officer
R. Thomas Gaglardi	Secretary

D.              Employees.

Following are the number of employees of the Company for the past 3 financial years:

	February 28, 2005	February 29, 2004	February 28, 2003
Canada	186	180	181
United States	2	2	13

E.               Share ownership.

1.	Options to purchase common shares from the Company or subsidiaries of the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the board of directors, and subject to shareholder approval.

As of February 28, 2005, there were 2,975,519 issued and outstanding options, with a weighted average exercise price of $1.07.

As of May 2, 2005 there were 2,855,519 issued and outstanding options, with a weighted average exercise price of $1.07. Of the total stock options granted, 2,019,143 have vested and are available for exercise as at May 2, 2005.

The following table provides share ownership information with respect to the directors and officers listed in subsection 6.B above.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price	Expiration Date
Ralph McRae	449,160 (2.99%)	500,000 300,000 200,000	Mar.1, 2000 Aug.29,2000 Aug.29,2000	1.00 1.00 1.00	Mar.1, 2010 Sept.1,2005 Sept.1,2005
Donna Higgins Dave Read Patrick Wilson	nil 1,000 11,658	20,000 30,000 50,000 50,000 50,000 50,000 100,000 50,000 20,000 92,500	Jun.8, 1999 July 15, 2004 Aug.14, 2000 Aug.26, 2003 July 2, 1999 Aug.27, 1999 Jan.22, 2001 Aug.26, 2003 Mar. 1, 2004 July 15, 2004	1.00 1.04 1.00 1.29 1.00 1.00 1.00 1.29 1.10 1.04	Apr.30, 2009 July 15, 2014 Aug.14, 2005 Aug.26, 2008 July 2, 2009 Aug 27,2009 Jan.22, 2006 Aug.26, 2008 Mar.1, 2009 July 15, 2014

(1)	The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

2.	There are no other arrangements for involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.               Major shareholders.

As at May 2, 2005, the Company had 15,045,069 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 2, 2005:

(a)

	Number of shares	Percentage of outstanding shares
Cede & Co. (1)	8,939,135	59.42%
CDS & Co. (2)	4,301,014	28.59%
Northland Properties (3)	2,020,626	13.43%
Gilvest LP (4)	864,000	5.74%

(1)	Cede & Co. is an American depository, holding shares on behalf of beneficial owners.
(2)	CDS & Co. is a Canadian depository, holding shares on behalf of beneficial owners.
(3)	Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.
(4)	Gilvest LP is related to Douglas Carlson, a director of Leading Brands, Inc.

(b)	In December 2002, Northland Properties Corporation (“NPC”) converted 2,000,000 Class E preferred shares to 788,626 common shares at the rate of $1.75 USD per share. This transaction increased NPC’s percentage ownership of the Company’s outstanding shares from 8.66% as at February 28, 2002 to 13.52% at February 28, 2003.

There has been no other significant change in the percentage ownership held by any major shareholders during the past three years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.	The Company’s register of 225 members showed that 10,157,400 of the Company’s common shares or 67.5% were held by 183 registered shareholders residing in the United States.

3.	To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

4.	To the best of the Company's knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in "street form".

B.               Related party transactions.

1.	The Company has not at any time during the period since the beginning of the last fiscal year to May 6, 2005 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

	a)	BBI Holdings Inc., a Company with a director in common with the Company, receives $5,431 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.;

	b)	Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (“NTI”), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

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

	c)	Fiji Water, a company with a director in common with the Company, supplied products for resale in the amount of $250,126 during the year ended February 28, 2005.

2.	There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information.

The following financial statements for the year ended February 28, 2005 are included in this report.:

	(a)	Balance sheets

	(b)	Statement of Income and Deficit

	(c)	Statements of Cash Flows

(d)	Summary of Significant Accounting Policies

(e)	Notes to the Financial Statements

A-7.

Legal Proceedings

In January 2000, a former supplier of the Company commenced a lawsuit against the Company for unpaid amounts totaling approximately Cdn$991,000 in respect of beverage product allegedly purchased by the Company. The Company commenced a counter claim against the former supplier totaling approximately Cdn$7,478,000 for losses incurred as a result of the former supplier’s alleged breach of contract. This matter has been settled at no cost to the Company, pending final exchange of settlement documents.

An action from 2003 involving the former President of LBAI, a supplier, 3 licensors and their principal was settled in July 2004. A payment was made to the Company by the former President of LBAI, and no payment was made by the Company. The 3 license agreements were terminated, and certain suppliers of those products forgave substantial amounts.

The Company is subject to other legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to have significant effects on the Company’s financial position or profitability.

A-8.

Dividend Distributions

The Company will consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.               Significant Changes since the date of the annual financial statements.

None

Item 9. – The Offer and Listing.

Note: For an Annual Report, only the information called for by Items 9.A.4 and 9.C is required

A.               Offer and listing details.

4.	Following is information regarding the price history of the stock on the Nasdaq SmallCap Market, in United States dollars:

	(a)	for the five most recent full financial years:
Period	High $	Low $
March 1, 2004 to Feb. 28, 2005	1.75	0.78
March 1, 2003 to Feb. 28, 2004	2.49	0.91
March 1, 2002 to Feb. 28, 2003	4.14	1.52
March 1, 2001 to Feb. 28, 2002	1.99	0.43
March 1, 2000 to Feb. 28, 2001	4.68	0.75

(b)	for each full financial quarter of the two most recent full financial years:
Period	High $	Low $
4th Quarter of Fiscal 2004 Dec. 1, 2004 – Feb. 28, 2005	1.06	0.80
3rd Quarter of Fiscal 2004 Sept. 1, 2004 – Nov.30, 2004	1.25	0.78
2nd Quarter of Fiscal 2004 June 1, 2004 – Aug. 31, 2004	1.50	0.90
1st Quarter of Fiscal 2004 Mar. 1, 2004 – May 31, 2004	1.75	0.95
4th Quarter of Fiscal 2003 Dec. 1, 2003 – Feb. 29, 2004	1.39	0.91
3rd Quarter of Fiscal 2003 Sept. 1, 2003 – Nov.30, 2003	1.57	1.03
2nd Quarter of Fiscal 2003 June 1, 2003 – Aug. 31, 2003	1.86	1.16
1st Quarter of Fiscal 2003 Mar. 1, 2003 – May 31, 2003	2.49	1.50

(c)	for the most recent six months:
Period	High $	Low $
April 1 - 30, 2005	0.91	0.71
March 1 – 31, 2005	0.87	0.81
February 1 – 28, 2005	0.89	0.80
January 1 – 31, 2005	0.96	0.80
December 1 – 31, 2004	1.06	0.83
November 1 – 30, 2004	0.99	0.78

C.	Markets.

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

Taxation on Dividends

Generally, cash dividends paid or deemed to be paid by a Canadian-corporation to non- resident shareholders are subject to a withholding tax of 25%. Dividends paid to US residents are subject to a withholding tax of 15%, and dividends paid to a US resident company which owns 10% or more of the voting shares of the Canadian corporation are subject to a withholding tax of 5%. Dividends paid by a Canadian corporation to shareholders resident in Canada are not subject to withholding tax.

Taxation on Capital Gains

Generally the disposition by a non-resident of shares of a Canadian public corporation is not subject to Canadian income tax, unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident purchaser if the non-resident purchaser used the shares in carrying on a business in Canada, or if the non-resident, together with persons with whom he does not deal at arm's length, owned 25% or more of the issued shares of any class of the capital stock of the Canadian corporation at any time during the five-year period immediately preceding the disposition.

In addition, Canada may tax capital gains realized by an individual resident in the United States on the disposition of shares of a Canadian corporation if the following conditions are met:

-	the individual was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition of shares, and

-	the individual owned the shares when he ceased to be resident in Canada.

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

This item is not applicable.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The table below shows the long term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE
LONG TERM DEBT	Mortgage	Note Payable

Interest Rate	4.53%	8.0%

Principal at February 28, 2005	586,430	88,334

Principal payments by year:
2006	29,991	88,334
2007	31,378
2008	32,829
2009	34,283
2010 and thereafter	457,949
TOTAL	586,430	88,334

The fair value of this debt decreases as market interest rates increase. The fair value of this debt is estimated at $679,000 as at February 28, 2005 as disclosed in note 19 (a) of the financial statements.

VARIABLE INTEREST RATE
DEBT	Operating Loan	Term Loan

Interest Rate	prime + 0.75% to 1.25%	prime + 1.0%

Principal at February 28, 2005	2,512,897	3,186,508

Principal payments by year:
2006		829,104
2007		829,104
2008		829,104
2009		699,196
TOTAL	-	3,186,508

The fair value of this debt is equal to the book amount. Future cash flows will be adversely impacted by interest rate increases.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable.

P A R T   II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

This item is not applicable.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	There were no material modifications to the rights of the Company’s shareholders during the fiscal year ended February 28, 2005.

B.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2005.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. - Controls and Procedures.

Based on their evaluation as of February 28, 2005, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Act”) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in the Company’s internal controls during the period covered by this annual report that could significantly affect the Company’s internal controls over financial reporting.

Item 16A. – Audit Committee Financial Expert.

The Company’s Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Douglas Carlson, serving on its audit committee. For details on his professional career, see “Item 6. Directors, Senior Management and Employees”.

Item 16B. – Code of Ethics.

The Company has adopted a code of business conduct and ethics, which is attached as an exhibit to this report.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2005 and February 29, 2004 totaled $55,919 and $85,259 respectively.

b)	Tax Fees - Tax fees billed for the fiscal years ended February 28, 2005 and February 29, 2004 totaled $Nil and $12,821 respectively.

c)	All Other Fees – Other fees billed for the fiscal year ended February 28, 2004 totaled $1,218 and to date, there were no other fees billed for the fiscal year ended February 29, 2005.

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

P A R T   III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the year ended February 28, 2005, February 29, 2004 and February 28, 2003 are attached to this report.

Item 18. – Not applicable.

Item 19. – Exhibits.

Exhibit No.	Description

1.1	Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filings.

2.1	Information Circular dated May 25, 2005.

11.1	Code of Business Conduct and Ethics

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Consolidated Financial Statements for the period ended February 28, 2005

SIGNATURES

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated:         May 25, 2005