Form 20-F
period 2006-02-28
LEADING BRANDS INC
filed 2006-05-31
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2006

OR

[           ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
February 28, 2006 – 15,084,068 Common Shares without par value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [           ] No [ x ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934.
Yes [           ] No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ] No [           ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [           ] Accelerated filer [           ] Non-accelerated filer [ x ]

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 [ x ] Item 18 [           ]

Indicate whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes [           ] No [ x ]

Securities and Exchange Commission
Washington, D.C. 20549
Form 20-F

For the fiscal year ended February 28, 2006
Commission File No. 0-19884
Leading Brands, Inc.

P A R T   I

Item 1. – Identity of Directors, Senior Management and Advisers

This item is not applicable for an Annual Report.

Item 2. – Offer Statistics and Expected Timetable

This item is not applicable for an Annual Report.

Item 3. – Key Information

A.      Selected Financial data.

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to Leading Brands, Inc. (the “Company”), for the periods indicated. It should be read in conjunction with this Annual Report and the Company's consolidated financial statements listed in Item 17 of this Annual Report. The following table is derived from, and is qualified by, the Company's financial statements and the notes thereto which have been prepared in accordance with generally accepted accounting principles in Canada.

Unless otherwise specified, all amounts set out in this Annual Report are expressed in United States dollars.

	YEAR ENDED Feb. 28, 2006	YEAR ENDED Feb. 28, 2005	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002
Net sales / operating revenue	$36,758,866	$33,566,204	$40,796,926	$47,276,240	$41,013,507
Net Income (loss)	($1,275,428)	$625,643	($1,847,490)	($6,250,126)	$1,338,988
Net Income (loss) per share	($0.08)	$0.04	($0.12)	($0.46)	$0.10
Total assets	$23,823,561	$20,609,242	$22,320,335	$20,948,792	$22,426,084
Net assets	$11,313,413	$11,235,547	$9,310,349	$9,639,692	$13,296,913
Share Capital	$25,835,587	$25,799,818	$25,795,379	$25,484,530	$23,566,528
Long-term Obligations	$3,781,375	$2,913,843	$3,443,512	$2,251,173	$3,184,346
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average number of common shares outstanding	15,063,858	15,042,035	14,949,575	13,754,598	13,593,310

For all years presented, diluted earnings per share was the same as basic earnings per share.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in note 20 of the Company’s consolidated financial statements for the fiscal year ended February 28, 2006. The selected financial data should be read in conjunction with the Company’s consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

	YEAR ENDED Feb. 28, 2006	YEAR ENDED Feb. 28, 2005	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002
Net sales / operating revenue	$36,758,866	$33,566,204	$40,796,926	$47,276,240	$41,013,507
Net Income (loss)	($1,229,548)	$782,784	($238,539)	($5,819,049)	$3,511,343
Net Income (loss) per share	($0.08)	$0.05	($0.02)	($0.43)	$0.26
Total assets	$23,655,692	$20,363,701	$22,088,079	$20,133,137	$21,189,083
Net assets	$11,145,544	$10,990,006	$9,078,093	$8,824,037	$11,861,687
Share Capital	$25,835,587	$25,799,818	$25,795,379	$25,484,530	$23,566,528
Long-term Obligations	$3,781,375	$2,913,843	$3,443,512	$2,251,173	$3,382,571
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

The primary difference between the loss of $1,275,428 under Canadian GAAP versus the loss of $1,229,548 under US GAAP for the year ended February 28, 2006 is the fair value based method to account for employee based options under Canadian GAAP that is not required under US GAAP and the amortization of deferred costs previously expensed under US GAAP.

For all years presented, the diluted earnings (loss) per share was the same as basic earnings per share.

3.      Exchange Rates

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. Assets and liabilities have been translated using the rate in effect at the fiscal year end (1.1366), while revenues and expenses have been translated at the average rate for the fiscal year (1.1988) .

Exchange Rate – May 1, 2006: 1.1132

Exchange rates for the previous six months:

	April 1-30, 2006	March 1-31, 2006	Feb. 1-28, 2006	Jan. 1-31, 2006	Dec. 1-31, 2005	Nov. 1-30, 2005
High	1.1722	1.1719	1.1584	1.1706	1.1731	1.1937
Low	1.1132	1.1314	1.1366	1.1390	1.1518	1.1669
Average	1.1431	1.1572	1.1489	1.1570	1.1613	1.1809
End of Period	1.1180	1.1680	1.1366	1.1390	1.1630	1.1669

Exchange rates for the five most recent financial years:

	Mar. 1, 2005 to Feb.28, 2006	Mar. 1, 2004 to Feb.28, 2005	Mar. 1, 2003 to Feb.29, 2004	Mar. 1, 2002 to Feb.28, 2003	Mar. 1, 2001 to Feb.28, 2002
High	1.2696	1.3957	1.4944	1.5988	1.6125
Low	1.1366	1.1759	1.2712	1.4840	1.5103
Average	1.1988	1.2888	1.3657	1.5584	1.5631
End of Period	1.1366	1.2335	1.3357	1.4840	1.6020

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

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 19% of revenue and the ten largest comprising 74% of revenue. The loss of several major customers would have a negative impact on earnings.

The Company purchases from the United States certain raw materials and goods for resale in Canada and thus is vulnerable to exchange rate fluctuations. The Company also sells certain products manufactured in Canada into the US. The Company does not presently use any financial instruments to hedge foreign currency fluctuations. The sale of Canadian-produced products into the US acts as a natural hedge against foreign currency fluctuations. A significant increase in the value of the US dollar in relation to the Canadian dollar would increase the Company’s cost of product and revenues from export sales. The amount of export revenue does not offset the amount of raw materials and goods for resale purchased in US dollars. Therefore, some vulnerability to exchange rate fluctuations exists.

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

-	The uncertainties of litigation, as the Company is party to certain lawsuits as detailed in Item 8.

-	Changes in general economic and business conditions.

-	The effectiveness and success of the Company’s marketing programs, especially for newer brands such as TrueBlue®, Infinity™, TREK ® and Soy2 O®.

-	Changes in consumer tastes and preference and market demand for new and existing products.

-	Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Item 4. – Information on the Company

A.	History and development of the Company.

1.	The legal name of the Company is “Leading Brands, Inc.”.

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

Suite 1800 – 1500 West Georgia Street Vancouver BC
Canada V6G 2Z6
Tel: 604-685-5200

4.

During the last fiscal year, there were no: material reclassifications, mergers or consolidations of the Company or any of its subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or bankruptcy, receivership or similar proceedings with respect to the Company or its subsidiaries.

5.	There have been no material capital expenditures or divestitures in the last three financial years.

6.

Subsequent to the year end, the Company plans to purchase various pieces of production equipment to improve efficiency and capacity in the Richmond facility. The majority of these expenditures will be funded through a lease with a large leasing company.

7.

There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current financial year.

B.	Business overview.

1.

The Company and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management of beverage and food products. The Company has evolved into a fully integrated bottling and distribution operation with customers across most of North America.

In the fiscal year ended February 28, 2006, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s food and beverage business, and Leading Brands USA, Inc. was the principal sales subsidiary in the United States.

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

The Company provides beverage packaging (“co-pack”) services to major branded beverage companies such as Coca Cola Enterprises Ltd. and Quaker Tropicana Gatorade Canada. These “co-pack” customers own their brands, and handle the distribution of the product to market. The Company simply “co-packs” or makes the product at the customers’ request. The Company charges a “co-pack fee” that equates to the packaging service provided and also bills for any materials not supplied by the customer. Certain co- pack customers are charged only the “co-pack fee” because they supply all raw materials to make the product. Other co-pack customers request the Company to provide some or all of the raw materials. The selling price to these customers is the cost of the raw materials supplied by the Company plus the “co-pack fee”. As a result, when a “co-pack” customer requests a change from a billing method in which the customer supplies the raw materials to a billing method where they request the Company to supply the raw materials, it can cause a significant change in revenue, with little or no change in gross profit, since the cost of sales changes by approximately the same dollar amount.

The Company’s private label juice program serves many of the primary major grocery chain stores in Canada. This business involves designing, developing and formulating juices and new age beverages, principally for chain stores, to be sold under their private or controlled label programs. Packaging materials and ingredients are purchased and the finished products are sold to customers.

The Company’s plants are designed and equipped to handle various types of containers. The Edmonton plant has two lines: a glass line and a polyethylene teraphalate (“PET”) line. The Richmond plant has two lines: a line that produces a combination of glass and PET, and a line to run carbonated beverages with a post-fill tunnel pasteurization capability. The Company’s goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations, to expand the distribution of the Company’s own branded product lines, supplement those lines with products licensed from third parties, to expand sales of its own branded product lines into the United States and reduce the lower margin private label business.

Sales and Distribution

The Company’s sales and distribution system comprises the largest independent, fully integrated beverage distributor in Canada. The sales and distribution system has two regional warehouse distribution centers located in Richmond, British Columbia and Edmonton, Alberta. In addition, there are third party distribution centers in Montreal, Toronto and Calgary. The sales and distribution system distributes a variety of juices, new age beverages, waters, food and confectionary items to retail, wholesale and distribution outlets.

The Company also owns and operates a spring water site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area. The bulk tanker loading facility has tank storage capacity of 10,000 gallons.

The Company believes it differentiates itself in the marketplace with its customer service. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers’ beverage inventory. The Company also distributes a wide variety of snack food, grocery and confectionary products.

The Company has a sales and marketing team that covers most of Canada. As a market of approximately 30,000,000 people, covering more than 2,000,000 square miles, it is not always cost effective for the Company's delivery system to carry its products to its customers on its own trucks. At the same time, it is important that the Company maintains contact with those customers and provides sales and merchandising services necessary to ensure proper presentation of the Company's brands on store shelves and to assure appropriate ordering and pull-through of the Company's products.

The sales professionals in Canada cover all aspects of the retail trade including chain grocery and drug stores, mass merchandise centers, food service outlets and convenience stores. The salespeople and merchandisers are linked by computer to the Company's central databases, allowing for complete automation of the ordering functions.

The Company also employs sales professionals in the United States. These salespeople are primarily focused on servicing US third party regional distributors, major wholesale customers and retail chains contracted to the Company.

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

Brand Licensing and Brand Development

The Company has increased its focus to licensed brands and the development of its own brands. Several of the Company's branded products, TrueBlue ®, LiteBlue ®, Infinity™, TREK® , Nitro™, Soy2O ®, Caesar’s Bloody Caesar ®, and Caesar’s Caesar Cocktail®, are packaged and managed by the Company. The Company’s licensed brands include Fiji® Natural Artesian Water™, Hansen’s® Beverages, and Stewart’s ® Fountain Classics.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 28, 2006, export sales were less than 15% of the Company’s revenues.

3.	Demand for the Company’s beverage products is seasonal, with the warmer months having more demand than the cooler months.

4.

Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company’s co-pack customers. For the Company’s branded and private label products, this risk remains with the Company.

Raw materials used in the beverage packaging business consist primarily of sugar, bottles, closures, flavoring and cardboard. The Company generally uses filtered municipal water to manufacture products but also has its own spring site in British Columbia as a source of spring water.

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

5.

The majority of the Company’s sales are handled directly by the Company’s own sales force. The Company uses a few brokers to assist with sales to retailers in some markets. And in markets outside of Canada, principally in the United States, the Company goes to market with some products through third party distributors.

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

C.      Organizational structure.

Following is a list of the Company’s main subsidiaries as at February 28, 2006:

•	Leading Brands of Canada, Inc. (LBCI)
	-	incorporated provincially in Alberta, Canada;
	-	100% owned by Leading Brands, Inc.;
	-	LBCI is the Company’s principal operating subsidiary in Canada.
	-	also operates as North American Bottling (a division of LBCI)

•	Leading Brands USA, Inc. (LBUI)
	-	incorporated in Washington;
	-	100% owned by Leading Brands, Inc.;
	-	LBUI is the Company’s principal operating subsidiary in the United States.

•	Kert Technologies, Inc. (formerly The TREK Company, Inc.)
	-	incorporated federally in Canada;
	-	90.5% owned by Leading Brands, Inc.;
	-	licenses and owns the Company’s TREK ® trademarks and other intellectual property.

•	LBI Brands, Inc.
	-	incorporated provincially in British Columbia, Canada;
	-	100% owned by Leading Brands, Inc.;
	-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

•	Quick, Inc.
	-	incorporated in Florida, USA;
	-	97% owned by Leading Brands, Inc.;
	-	owns certain trademarks and rights.

•	Brio Snack Distributors Inc.

	-	incorporated provincially in British Columbia, Canada;
	-	100% owned by Leading Brands of Canada, Inc.;
	-	owns certain trademarks and rights.

•	Leading Brands of America, Inc. (LBAI)
	-	incorporated in Delaware;
	-	100% owned by Leading Brands, Inc. and Leading Brands of Canada, Inc.;
	-	LBAI is presently inactive

D.      Property, plants and equipment.

Beverage Operations

Leading Brands operates two beverage plants: one in Edmonton, Alberta and one in Richmond, British Columbia. The two plants have a total 144 oz. equivalent case capacity of approximately 25,000,000 cases per annum.

Leading Brands owns a 50,000 square foot plant in Edmonton, Alberta, located at 4104 -99 Street. The plant contains two lines: glass and P.E.T. for a combined 144 oz. equivalent case capacity of 10,000,000 cases per annum.

The Richmond, B.C. plant, is a 100,000 square foot leased facility, with a high speed combination hot fill glass and PET plastic line, and a carbonated line. This plant has a combined 144 oz. equivalent case capacity of approximately 15,000,000 cases per annum. Leading Brands also owns and operates a spring site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area.

Sales and Distribution

The Company has a sales office in the following location:

#250 – 1050 Seminaire nord, Saint-Jean-sur-Richelieu, Quebec. The space occupies 1,469 square feet and is leased month-to-month for $1,456 US per month.

The following location serves the role of regional warehouse or distribution centre.

3870 – 98 Street, Edmonton, Alberta. The space occupies 61,872 square feet and is leased for $18,145 US per month until August 31, 2007.

The Company also utilizes the following third party distribution centres:

(1)	2165 Williams Parkway, Brampton Ontario
(2)	2300 Chemin Monterey, Chomedey, Laval Quebec
(3)	7151 44 Street SE, Calgary Alberta
(4)	8610 South 212 Street, Kent Washington

The Company’s head office is located at Suite 1800 – 1500 West Georgia Street, Vancouver BC. The space occupies 6,036 square feet and is being leased for $8,851 to $9,294 US per month until January 2008.

Item 4A. – Unresolved Staff Comments

None.

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

Financial Year Ended February 28, 2006

Sales

Revenue	Year ended	Year ended	Change
	February 28, 2006	February 28, 2005
Bottling Plant	$14,998,254	$17,294,507	($2,296,253)
Distribution and	$24,295,472	$17,121,342	$7,174,130
Other
Total Gross Revenue	$39,293,726	$34,415,849	$4,877,877
Discounts,
allowances and	($2,534,860)	($ 849,645)	($1,685,215)
Rebates
Net Revenue	$36,758,866	$33,566,204	$3,192,662

Gross sales for the year ended February 28, 2006 were $39,293,726 compared to $34,415,849 for the previous year, representing an increase of 11.8% . The decrease in plant revenue of $2,296,253 is the net of an increase in co-packing revenue of $2,428,644 from the Company’s co-pack and private label customers which includes a reduction from Ocean Spray production and a decrease in revenue from sales to customers where the Company supplies the raw materials of $4,724,897 largely due to the discontinuance of the production of SoBe® and certain private label brands. The increase in distribution and other revenue of $7,174,130 consists of a increase in revenue of the Company’s own brands of $2,313,408, mostly due to an increase in sales of the Company’s new TrueBlue® product offset by a decrease in sales of the Company’s Trek® and Soy2O® products, an increase in sales of licensed brands and other revenue of $4,099,223 largely due to Hansen’s®® products and Fiji Water®, and an increase in sales of food products of $761,499 mostly due to new private label cookie business. Sales discounts, rebates and slotting fees for the year ended February 28, 2006 were $2,534,860 compared to $849,645 the previous year. The increase of $1,685,215 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $1,637,629 and an increase in volume rebates related to the bottling plant in the amount of $47,586.

Cost of Sales and Margin

Cost of Sales	Year ended	Year ended	Change
	February 28, 2006	February 28, 2005
Bottling Plant	$ 8,841,220	$10,910,199	($2,068,979)
Distribution and	$17,824,852	$12,633,149	$5,191,703
Other
Total	$26,666,072	$23,543,348	$3,122,724

Cost of sales for the year ended February 28, 2006 was $26,666,072 compared to $23,543,348 for the previous year, representing an increase of 13.3% . The decrease in plant cost of sales of $2,068,979 is the net of an increase in co-packing cost of sales of $2,425,096 from the Company’s main co-pack customers which includes a reduction from Ocean Spray production and a decrease in cost of sales for customers where the Company supplies the raw materials of $4,494,075 largely due to the discontinuance of the production of SoBe® and minor private label brands. The increase in distribution and other cost of sales of $5,191,703 consists of a increase in cost of sales for the Company’s own brands of $1,637,876, mostly due to an increase in cost of sales of the Company’s new TrueBlue® product offset by a decrease in cost of sales of the Company’s Trek® and Soy2O® products, an increase in cost of sales of licensed brands and other revenue of $2,901,363 largely due to Hansen’s® products and Fiji Water®, and an increase in cost of sales of food products of $652,464 mostly due to new private label cookie business.

Margin	Year ended	Year ended	Change
	February 28, 2006	February 28, 2005
Bottling Plant	$ 5,900,766	$ 6,175,626	($ 274,860)
Distribution and	$ 4,192,028	$ 3,847,230	$344,798
Other
Total	$10,092,794	$10,022,856	$ 69,938
Margin percentage	27.5%	29.9%	(2.4%)

Margin for the year ended February 28, 2006 was $10,092,794 compared to $10,022,856 for the previous year, representing a decrease in margin percentage of 2.4% . The decrease in plant margin of $274,860 is the result of a decrease in co-packing margin of $24,619 from the Company’s main co-pack customers which includes a reduction from Ocean Spray production and a decrease in margin from sales to customers where the Company supplies the raw materials of $250,241 largely due to the discontinuance of the production of SoBe® and minor private label brands. The increase in distribution and other margin of $344,798 consists of a decrease in margin from the Company’s own brands of $547,067, mostly due to an increase in margin from the Company’s new TrueBlue® product offset by slotting fees for the company’s own brands of $753,370 and a decrease in margin from the Company’s Trek® and Soy2O® products, an increase in margin from licensed brands and other of $817,686 largely due to Hansen’s® products and Fiji Water®, and an increase in margin from food products of $74,179 mostly due to new private label cookie business.

Selling, General and Administration Expenses
These expenses increased $1,468,621 from $8,576,241 to $10,044,862, or 17.1% . Selling and marketing expenses increased $972,635 due to increased selling and marketing expenditures to promote the Company’s new brands and the effects of currency translation, while plant, warehousing and administration expenses increased by $495,986 mostly due to increased outside storage costs as a result of higher inventory levels and the effects of currency translation.

Other Expenses and Recovery
Depreciation remained consistent with the prior year at $858,020 compared to $878,770 in the 2005 fiscal year. Amortization of deferred costs increased by $12,721 from $80,768 to $93,489 due to the amortization of product development costs for the Company’s new products, TrueBlue®, Brand X Originals™ and Infinity™ and the effect of currency translation. Interest increased by $28,318 from $315,170 to $343,488 mostly due to the effects of currency translation (interest was $5,581 higher in Canadian funds). In the prior year, the Company recorded income from the cancellation of certain distribution and bottling contracts in the amount of $695,585 that was non-recurring. In the current fiscal year, the Company recorded a loss on sale of assets in the amount of $26,582 mostly due to the sale of a bar truck business returned in the year, compared to a $43,590 loss on sale of assets due to the sale of retired production equipment in the prior year. In the year ended February 28, 2006, the company recorded an increase in future income tax assets in the amount of $101,825 corresponding to operating losses in the Canadian operating entity, offset by a decrease in future income tax assets of $102,596 due to a change in effective income tax rates. In the year ended February 28, 2005, the Company reduced the valuation allowance against future income tax assets in the amount of $543,141 due to an increased certainty that the Company would be able to realize on the asset and recorded a reduction in the future income tax asset in the amount of $745,090 corresponding to the operating profits in the Canadian operating entity. In the current fiscal year ended February 28, 2006, the Company paid income taxes in the amount of $1,010 and recovered income tax of $3,690 in the year ended February 28, 2005.

Financial Year Ended February 28, 2005

Sales

Revenue	Year ended	Year ended	Change
	February 28, 2005	February 29, 2004
Bottling Plant	$17,294,507	$18,221,670	($ 927,163)
Distribution and	$17,121,342	$23,551,905	($6,430,563)
Other
Total Gross Revenue	$34,415,849	$41,773,575	($7,357,726)
Discounts,	($ 849,645)	($ 976,649)	$ 127,004

allowances and
Rebates
Net Revenue	$33,566,204	$40,796,926	($7,230,722)

Gross sales for the year ended February 28, 2005 were $34,415,849 compared to $41,773,575 for the previous year, representing a decrease of 17.6%. The decrease in plant revenue was a result of a decrease in revenue from sales to customers where the Company supplied the raw materials of $4,442,360 offset by an increase in revenue from sales to customers where the customer supplied the raw materials of $3,515,197, which included a reduction in Ocean Spray production. The decrease in distribution and other revenue consisted of a decrease in revenue from food products of $1,677,750, mainly due to the discontinuation of the Little Debbie’s snack food line, a decrease in revenue of the Company’s own brands of $3,017,051 mainly due to the refocus of the sales force in the US, and a net decrease in sales of licensed brands and other revenue of $1,735,762, representing a decrease in revenue from the loss of the Mad Croc distribution contract in the amount of $3,147,008 offset by an increase in sales of other licensed brands and other revenue of $1,411,246. Sales discounts, allowances and rebates for the year ended February 28, 2005 were $849,645 compared to $976,649 for the previous year, representing a decrease of 13%. The decrease of $127,004 represented a decrease in sales discounts, allowances and rebates related to the sales of branded products in the amount of $300,856 offset by an increase in volume rebates related to the bottling plant in the amount of $173,852.

Cost of Sales and Margin

Cost of Sales	Year ended	Year ended	Change
	February 28, 2005	February 29, 2004
Bottling Plant	$10,910,199	$14,031,244	($3,121,045)
Distribution and	$12,633,149	$17,372,145	($4,738,996)
Other
Total	$23,543,348	$31,403,389	($7,860,041)

Cost of sales for the year ended February 28, 2005 were $23,543,348 compared to $31,403,389 for the previous year, representing a decrease of 25%. The decrease in plant cost of sales of $3,121,045 was a result of a decrease in cost of sales for customers where the Company supplied the raw materials of $4,321,060 offset by an increase in cost of sales for customers where the customer supplied the raw materials of $1,200,015. The decrease in distribution and other cost of sales of $4,738,996 consisted of a decrease from foods products of $1,731,211, mainly due to the discontinuation of the Little Debbie’s snack food line, a decrease from the Company’s own brands of $1,736,227 mainly due to the refocus of the sales force in the US, and a net decrease in licensed brands and other products of $1,271,558, representing a decrease in Mad Croc distribution in the amount of $1,816,692 offset by an increase from other licensed brands and other products of $545,134.

Margin	Year ended	Year ended	Change
	February 28, 2005	February 29, 2004
Bottling Plant	$ 6,175,626	$ 4,155,596	$2,020,030
Distribution and	$ 3,847,230	$ 5,237,941	($1,390,711)
Other

Total	$10,022,856	$ 9,393,537	$ 629,319
Margin percentage	29.9%	23.0%	6.9%

Margin for the year ended February 28, 2005 was $10,022,856 compared to $9,393,537 for the previous year, representing a increase of 6.7% . The increase in plant margin of $2,020,030 is a result of a decrease in margin from customers where the Company supplied the raw materials of $121,300 offset by an increase in margin from customers where the customer supplied the raw materials of $2,141,330. The decrease in distribution and other margin of $1,390,711 consisted of an increase from foods products of $137,035 mainly due to increased profitability from remaining food products, a decrease from the Company’s own brands of $1,154,083 mainly due to the refocus of the sales force in the US, and a net decrease in licensed brands and other products of $373,663, representing a decrease in Mad Croc distribution in the amount of $1,204,470 offset by an increase from other licensed brands and other products of $830,807.

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

Other Expenses and Recovery
Depreciation remained consistent with the prior year at $878,770 compared to $896,406 in the 2004 fiscal year. Amortization of deferred costs decreased by $216,107 from $296,875 to $80,768. Amortization decreased by $258,573 relating to the impairment write down at the end of the 2004 fiscal year of certain deferred costs for start up and product development in the US market that was partially offset by an increase in amortization of $42,466 for product development costs related to the Company’s new brands. Interest decreased by $24,460 from $339,630 to $315,170 due to lower average borrowing levels. In fiscal year ended February 28, 2005, the Company recorded income from the cancellation of certain distribution and bottling contracts in the amount of $695,585. The Company recorded a loss on sale of assets in the amount of $43,590 due to the sale of retired production equipment, compared to a $9,083 loss on sale of assets in the prior year. In the year ended February 28, 2005, the Company reduced the valuation allowance against future income tax assets in the amount of $543,141 due to an increased certainty that the Company would be able to realize on the asset compared with $805,383 in the prior year. In the fiscal year ended February 28, 2005, the Company recorded a reduction in the future income tax asset in the amount of $745,090 corresponding to the operating profits in the Canadian operating entity. The Company paid cash income taxes in the fiscal year ended February 29, 2004 in the amount of $3,943 and recovered income tax of $3,690 in the year ended February 28, 2005.

B.      Liquidity and Capital Resources

Financial Year Ended February 28, 2006
As at February 28, 2006 the company had negative working capital of $307,554 compared to negative working capital of $899,375 at the prior year-end. This improvement in working capital was largely the result of a net increase in long-term debt and a reduction in the current portion of long-term debt due to extended repayment terms. Bank indebtedness was relatively unchanged at

$2,617,294 compared to $2,512,897 for the prior year. There were no cash or cash equivalents as at February 28, 2006 or the previous year.

The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 28, 2006. If the Company fails to comply with a covenant, the lender has agreed to issue a monthly service charge in the amount of $5,000 Canadian until the covenant is in compliance. The lender advanced additional long-term debt and increased the operating line limit in the fiscal year ended February 28, 2006.

Notwithstanding the negative working capital as at February 28, 2006, the Company believes it will have sufficient working capital for the next 12 months since the Company has generated cash flow from operations at the beginning of the fiscal year ending February 28, 2007. The Company has secured a commitment for a $1 million Canadian lease for its capital projects for the coming fiscal year and believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash utilized in operating activities for the 12 months ended February 28, 2006 was $167,122 compared to $1,770,156 generated in the prior fiscal year. In the current year, additional cash was utilized for listing fees, marketing expenses and sales expenses to promote the Company’s owned and licensed brands. In the year ended February 28, 2005, a portion of the cash generated from operating activities was a result of non-recurring contract settlements. In the year ended February 28, 2006, working capital changes utilized $166,681 due to an increase in accounts receivables that utilized $774,773 due to a change in sales mix between co-pack customers having credit terms of 15 days and distribution customers with credit terms of 30 days, an increase in inventory that utilized $984,234 mostly due to the Company’s new TrueBlue® brand and higher inventory levels of Hansen’s® products and Fiji Water®, an increase in prepaid expenses that utilized $479,719 mostly due to prepaid listing fees, offset by an increase in accounts payable that generated $2,072,045. In prior year, working capital changes utilized $366,976 due to a reduction in accounts payable that utilized $2,857,118, offset by a decrease in prepaid expenses that generated $9,773, and decrease in inventory that generated $920,364 mostly due to fewer sales to co-pack customers in which the Company supplies the raw materials and a decrease in accounts receivable that generated $1,560,005 for the same reason as the inventory reduction.

Net cash utilized in investing activities was $124,249 compared to $290,679 in the prior year. $182,385 was expended on the purchase of capital assets compared to $256,329 in the prior year. In the current year, $76,846 was expended on equipment for the bottling operations, $31,942 was expended on vehicles and $73,597 was expended on office equipment, software, and leasehold improvements. In the prior year, $178,690 was expended on equipment for the bottling operations, $29,908 was expended on vehicles and $47,731 was expended on office equipment, software, and leasehold improvements. The sale of assets generated $58,136 compared to $40,715 in the prior year. In the prior year, cash was utilized for expenditures on deferred costs in the amount of $75,065 for new product development costs.

Financing activities generated $291,371 compared to $1,479,477 utilized in the prior year. In the current year, the Company repaid long-term debt of $851,632 compared to $1,128,209 in the prior year and increased bank indebtedness in the amount of $7,472 compared to a $719,536 decrease in the prior year. In the current year, $1,099,762 was generated from the proceeds of long term debt from the Company’s principal lender compared to $363,829 in the prior year, which consisted of a $232,775 increase in the Company’s term loan to fund capital equipment purchases and a $131,054 increase in the mortgage on the Edmonton bottling facility. In the current year, the issuance of common shares relating to the exercising of options generated $35,769 compared to $4,439 in the prior year.

The company has a demand revolving operating bank loan with a credit limit of $4,838,993, subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. The Company also has a term loan from the bank in the amount of $3,750,530 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum.

Other sources of financing include a mortgage, a promissory note payable and leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company does not have any material capital expenditure commitments at February 28, 2006. Subsequent to the year-end, the Company entered into commitments to purchase various pieces of production equipment to improve efficiency and capacity in the Richmond facility. The majority of these expenditures will be funded through a lease with a large leasing company.

Financial Year Ended February 28, 2005

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

Financing activities utilized $1,479,477 compared to $1,541,556 generated in the prior year. In the year ended February 28, 2005, the Company repaid long-term debt of $1,128,209 compared to $724,006 in the prior year, decreased bank indebtedness in the amount of $719,536 compared to a $226,533 increase in the prior year as a result of increased cash flow from operations in the fiscal year ended February 28, 2005. This was offset by proceeds from additional long term debt of $363,829 in the year ended February 28, 2005, which is consisted of a $232,775 increase in the Company’s term loan to fund capital equipment purchases and a $131,054 increase in the mortgage on the Edmonton bottling facility. In the prior year, long term debt increased $1,728,180 mostly due to an increase in the Company’s term loan. In the year ended February 28, 2005, the issuance of common shares relating to the exercising of options and warrants generated $4,439 compared to $310,849 in the prior year.

C.       Research and development, patents and licenses, etc.

The Company defers certain new product promotion, launch and development costs and amortizes them over 36 months commencing with the date of the launch of the related product. See note 6 of the financial statements. In the fiscal year ended February 29, 2004, the Company took a non-cash write down in the amount of $632,579 due to impairment of deferred costs from previous periods, related to the refocus of the US market. Under US GAAP, SOP 98-5, Reporting on the Costs of Start-Up Activities, costs are expensed as incurred as explained in note 20 to the financial statements.

The Company does not have a formal research and development program. It develops products as and when it sees fit by working with existing staff and outside consultants, where appropriate. The Company has a large inventory of formulations for a wide variety of juices and new age beverages, as well as several dozen US, Canadian and foreign trademarks.

D.       Trend Information.

Sales to date for the first quarter of fiscal 2007 continue to trend higher than the comparable period in the prior year. This is primarily due to the increased sales of the Company’s new TrueBlue® brand, Hansen’s® products and Fiji Water®. The strength of the Canadian dollar compared to the US dollar over the prior year has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

E.       Off-balance sheet arrangements.

1.	The Company is committed to operating leases for premises and equipment as disclosed in Note 12 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

2.	The Company has no off-balance sheet arrangements of this nature.

F.       Tabular disclosure of contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	4,452,169	670,794	1,280,648	1,304,865	1,195,862
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	4,125,332	1,393,399	1,683,068	1,006,910	41,955
Purchase Obligations	1,430,000	1,430,000	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (1)	1,334,000	272,000	463,000	342,000	257,000
Total	11,341,501	3,766,193	3,426,716	2,653,775	1,494,817

1) Since the interest rates on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 20 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: goodwill, revenue recognition, stock based compensation and income taxes.

Goodwill

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

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured. Commencing with the fiscal year ended February 28, 2006, listing fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers.

Stock-based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. See note 1 of the Company’s financial statements for details on the change in Accounting Policy regarding stock-based compensation in the prior fiscal year ended February 28, 2005.

Under US GAAP, the Company continues to apply Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related FASB Interpretation No. 44 (“FIN 44”) in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is generally recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable (marked to market until exercised, expired, or forfeited). Stock options that have been modified to increase life are remeasured with the modification date as the new measurement date.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

As a result of the change in accounting policy under Canadian GAAP, there is a Canadian – US GAAP difference as described in more detail in Note 20 of the consolidated financial statements.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 15 of the consolidated financial statements.

New Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) would require the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that file as a foreign private issuer, SFAS No. 123(R) is effective for the first fiscal year beginning after June 15, 2005.

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

G.       Forward Looking Statements.

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;

  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2007 ;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

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
of Residence
Ralph D. McRae West Vancouver, BC Canada

Mr. McRae is a director and the Chairman, President and Chief Executive Officer of the Company and has been with Leading Brands, Inc. since March 1996. He is also a director and the Chairman, CEO and Secretary/Treasurer of Leading Brands of Canada, Inc., and Kert Technologies, Inc.

Mr. McRae is a director and the Chairman and CEO of McRae Management Ltd., a waste management and water company based in Coquitlam, BC.

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

He is a member of the Bar of both British Columbia and Alberta, and holds a Bachelor of Commerce (1980) and LLB (1981) from the University of British Columbia.

Mr. McRae is also a director of the Canadian Coast Guard Auxiliary – Pacific Region.

R. Thomas Gaglardi Vancouver, BC Canada	Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998 and Secretary of the Company since June 1999.

He is also the President of Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites, and Moxie’s Restaurants, LP, Shark Clubs of Canada, Inc. and Denny’s Restaurants of Canada.

Peter Buckley West Vancouver, BC Canada	Mr. Buckley has been a director of Leading Brands, Inc. since August 1997. He is also the President and CEO of Old Spaghetti Factory Canada Ltd.

Iain J. Harris Vancouver, BC Canada	Mr. Harris was a director of Leading Brands, Inc. from May 1996 to December 2003, and from June 2004 until the present time. He is also the Chairman and Chief Executive Officer of Summit Holdings Ltd.

Jonathan Merriman San Francisco, CA USA	Mr. Merriman has been a director of Leading Brands, Inc. since January 1999. He is also the Chairman and CEO of Merriman Curhan Ford & Co., a securities broker-dealer and investment bank.

Douglas Carlson Aspen, CO USA

Mr. Carlson has been a director of Leading Brands, Inc. since June 1999. He was the co-founder and Chief Executive Officer of FIJI Water Holdings, LLC from 1996 to 2005. He is currently the co-founder and CEO of Viv Magazine, the first-ever fully digital women’s lifestyle magazine, launching in late June 2006. Mr. Carlson is a Certified Public Accountant.

Name and Municipality	Principal Occupation and Areas of Experience
of Residence
David Bowra Vancouver, BC Canada

Mr. Bowra has been a director of Leading Brands, Inc. since September 2005. He is the President of the Bowra Group, a Vancouver-based boutique financial advisory firm. He has over 30 years experience with major accounting firms, most recently as Vancouver based partner in charge of the financial advisory services for an international accounting firm. David is a chartered accountant, certified management consultant and a member of the Canadian Institute of Corporate Directors.

Donna Higgins, CGA Port Coquitlam, BC Canada

Ms. Higgins is the Chief Financial Officer of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands USA, Inc. Prior to joining Leading Brands in 1999, Ms. Higgins held accounting and finance positions with both a large Pepsi bottler and regional beverage distributor.

Dave Read Edmonton AB Canada

Dave Read is the President of LBI Brands, Inc. Prior to joining Leading Brands in 1999, Mr. Read owned and operated (with a partner) distribution and food production companies. Those companies were sold to Brio Beverages (Leading Brands) in 1999.

Patrick (Pat) Wilson St. Jean sur Richelieu, QC Canada

Pat Wilson is the Vice President of Sales for Leading Brands of Canada, and the President of Leading Brands USA, Inc. Prior to joining Leading Brands in 1999, Mr. Wilson held sales positions with a large manufacturer of food items in Canada as well as the USA.

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

Compensation of Directors

Directors who are not paid executives of the Company receive $1,500 CDN per quarter (pro rated for those serving less than a full quarter) and $500 CDN for each directors’ meeting and committee meeting attended.

Directors are also compensated for their services in their capacity as directors by the granting from time to time of stock options. During the most recently completed financial year, 650,000 stock options that were previously granted to directors expired, and 750,000 new and replacement stock options were granted to Directors.

BBI Holdings Inc. (“BBI”), which is controlled by Mr. McRae, receives $5,839 USD per month for consulting services provided by Mr. McRae and another director of BBI.

Compensation of Executive Officers

The following table is a summary of compensation paid to the CEO, CFO and the two most highly compensated officer (Named Executive Officers) for each of the Company’s three most recently completed fiscal years, converted to US dollars. Compensation for each Named Executive Officer is paid by the Company in Canadian dollars. As the Canadian:US dollar exchange rate has increased by 7% during the fiscal year ended February 28, 2006, that may imply an increase in compensation when none has occurred in Canadian dollars, or otherwise exaggerate any actual Canadian dollar increase.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the year (#)	Life insurance premiums (US$)
Ralph McRae, Chairman, President and CEO	2006	nil	nil	400,400(1) 70,070(1)	500,000(2)	1,101
	2005	nil	nil	372,439(1) 65,172(1)	nil	965
	2004	nil	nil	351,468 61,512(1)	nil	1,210
Donna Higgins, CFO	2006	125,125	nil	nil	50,000(3)	995
	2005	106,688	nil	nil	20,000(4) 30,000(5)	807
	2004	80,263(6)	nil	nil	50,000	584

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the year (#)	Life insurance premiums (US$)
Dave Read, President of LBI Brands, Inc.	2006	nil	nil	210,887(7)	50,000(8)	nil
	2005	nil	nil	238,071	100,000(9)	nil
	2004	nil	nil	154,300	50,000	nil
Patrick Wilson, VP of Sales	2006	160,951	nil	nil	nil	1,142
	2005	146,195	nil	nil	112,500(10)	978
	2004	n/a

(1)

McRae Ventures, Inc. a company with a director in common with the Company, received $400,400 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives US$5,839 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.

(2)	500,000 previously granted options @ US$1.00 were extended for a further 14-month period @ US$1.19.
(3)	50,000 previously granted options @ US$1.00 were extended for a further 14.5-month period @ US$1.19.
(4)	20,000 previously granted options @US$1.00 were extended for a further 5-year period, expiring April 5, 2009.
(5)	30,000 previously granted options @ US$1.00 expired Jan.25, 2005 and 30,000 options @ US$1.04 were granted July 15, 2004.
(6)	Ms. Higgins was appointed CFO of the Company in April 2003. This amount represents 12 complete months during the fiscal year ended February 29, 2004.
(7)	VE Services, a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.
(8)	50,000 previously granted options @ US$1.00 were extended for a further 9-month period @ US$1.19.
(9)

50,000 previously granted options @ US$1.00 were extended for a further 5-year period, expiring July 2, 2009 and 50,000 previously granted options @ US$1.00 were extended for a further 5-year period, expiring August 27, 2009.

(10)	92,500 previously granted options @ US$1.00 expired Nov. 3, 2004 and 92,500 options @ US$1.04 were granted July 15, 2004 and 20,000 options @ US$1.10 were granted Mar. 1, 2004.

No amounts have been set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or officers of the Company.

C.      Board practices.

1.

The Company’s board of directors is currently divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

In accordance with the Articles of the Company, the board of directors appointed David Bowra as an additional director on September 12, 2005. The term of office of David Bowra will expire at the conclusion of the Company’s Annual Meeting (the “Meeting”), to be held on June 28, 2006.

The terms of office of Peter Buckley and R. Thomas Gaglardi, the directors in Class III, will also expire at the conclusion of the Meeting. The terms of office of the directors in Classes I and II expire at the 2007 and 2008 annual meetings, respectively.

Management is proposing that the number of directors in Class III be increased to three, that three directors be elected at the Meeting, and that the size of the Company’s Board be increased from six directors to seven. Therefore, at the Meeting, shareholders will be asked to pass a special resolution to that effect.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Served Since

Peter Buckley	III	Aug/03 to Aug/06	August 1997
R. Thomas Gaglardi	III	Aug/03 to Aug/06	October 1998
David P. Bowra	III	Sept/05 to Jun/06	September 2005
Ralph D. McRae	I	July/04 to July/07	March 1996
Jonathan Merriman	I	July/04 to July/07	January 1999
Douglas Carlson	II	Aug/05 to Aug/08	June 1999
Iain J. Harris	II	Aug/05 to Aug/08	May 1996

The Board has determined that of its 7 members, 5 are considered independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation.

Peter Buckley, David Bowra, Douglas Carlson, Iain Harris and Jonathan Merriman are independent. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company. R. Thomas Gaglardi is not independent as he is the President of Northland Properties Corporation, a significant security holder of the Company

2.	There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

3.	The members of the Company’s audit committee are:

	-	Peter Buckley
	-	David Bowra
	-	Iain Harris

All members of the audit committee are independent directors, and at least one member is considered a ‘financial expert’ as defined by the Securities and Exchange Commission.

The audit committee has a written charter which specifies the scope of authority and responsibility. The audit committee reviews and re-assesses the adequacy of its written charter on an annual basis. The function of the audit committee is one of review and oversight. The committee also is responsible for monitoring the independence, qualifications and performance of the Company’s external auditors, overseeing the audits of the Company’s financial statements and approving any non-audit services. The committee reports to the Board from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board to make an informed decision.

The Company’s compensation committee is comprised of two independent directors:
- Douglas Carlson
- Jonathan Merriman

The Committee is responsible for, among other things, reviewing and determining the annual salary, bonus/profit sharing and other compensation levels of the executive officers of the Company. Compensation matters may also be reviewed and approved by the entire board of directors.

As of May 1, 2006 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Donna Higgins	Chief Financial Officer
R. Thomas Gaglardi	Secretary

D.      Employees.

Following are the number of employees of the Company for the past 3 financial years:

	February 28, 2006	February 28, 2005	February 29, 2004
Canada	177	186	180
United States	2	2	2

E.      Share ownership.

1.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the board of directors, and subject to shareholder approval.

As of February 28, 2006, there were 2,945,520 issued and outstanding options, with a weighted average exercise price of $1.13.

As of May 1, 2006 there were 2,905,520 issued and outstanding options, with a weighted average exercise price of $1.12. Of the total stock options granted, 2,140,477 have vested and are available for exercise as at May 1, 2006.

The following table provides share ownership information with respect to the directors and officers listed in subsection 6.B above.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price	Expiration Date
Ralph McRae	506,459 (3.35%)	500,000 300,000 200,000	Mar.1, 2000 Aug.29, 2000 & Jun.28, 2005 Aug.29, 2000 & Jun.28, 2005	1.00 1.19 1.19	Mar.1, 2010 Oct.28, 2006 Oct.28, 2006
Donna Higgins	nil	20,000 30,000 50,000 50,000	Jun.8, 1999 July 15, 2004 Aug.29, 2000 & Jun.28, 2005 Aug.26, 2003	1.00 1.04 1.19 1.29	Apr.30, 2009 July 15, 2014 Oct.28, 2006 Aug.26, 2008
Dave Read	1,000	50,000 50,000 100,000 50,000	July 2, 1999 Aug.27, 1999 Jan.22, 2001 & Jun. 28, 2005 Aug.26, 2003	1.00 1.00 1.19 1.29	July 2, 2009 Aug 27,2009 Oct.28, 2006 Aug.26, 2008
Patrick Wilson	11,658	20,000 92,500	Mar. 1, 2004 July 15, 2004	1.10 1.04	Mar.1, 2009 July 15, 2014

(1)

The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

2.	There are no other arrangements for involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.      Major shareholders.

As at May 1, 2006, the Company had 15,124,068 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 1, 2006:

(a)

Name of shareholder	Number of shares	Percentage of outstanding shares
Northland Properties (1)	2,020,626	13.36%
Gilvest LP (2)	864,000	5.71%

(1)	Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.
(2)	Gilvest LP is related to Douglas Carlson, a director of Leading Brands, Inc.

(b)	There has been no significant change in the percentage ownership held by any major shareholders during the past three years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 208 members showed that 10,609,197of the Company’s common shares or 70.2% were held by 168 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

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

B.      Related party transactions.

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2006 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as discussed in the compensation section and as follows:

a)

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (“NTI”), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations. On February 28, 2006 the 12,000,000 preferred shares in NTI were redeemed in exchange for the Quick business.

b)

Fiji Water, a company with a director in common with the Company until July 1, 2005, supplied products for resale in the amount of $395,257 until that date at which time he ceased to be a director of Fiji Water.

2.	There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information.

The following financial statements for the year ended February 28, 2006 are included in this report:

(a)	Balance sheets

(b)	Statement of Income (Loss) and Deficit

(c)	Statements of Cash Flows

(d)	Summary of Significant Accounting Policies

(e)	Notes to the Financial Statements

A-7.

Legal Proceedings

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to have significant effects on the Company’s financial position or profitability.

A-8.

Dividend Distributions

The Company will consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.      Significant Changes since the date of the annual financial statements.

None

Item 9. – The Offer and Listing.

Note: For an Annual Report, only the information called for by Items 9.A.4 and 9.C is required

A.      Offer and listing details.

4.	Following is information regarding the price history of the stock on the Nasdaq Capital Market, in United States dollars:

(a)	for the five most recent full financial years:

	High $	Low $
March 1, 2005 to Feb. 28, 2006	1.75	0.71
March 1, 2004 to Feb. 28, 2005	1.75	0.78
March 1, 2003 to Feb. 29, 2004	2.49	0.91
March 1, 2002 to Feb. 28, 2003	4.14	1.52
March 1, 2001 to Feb. 28, 2002	1.99	0.43

(b)	for each full financial quarter of the two most recent full financial years:

Period	High $	Low $
4th Quarter of Fiscal 2005 Dec. 1, 2005 – Feb. 28, 2006	1.60	0.90
3rd Quarter of Fiscal 2005 Sept. 1, 2005 – Nov.30, 2005	1.42	0.85
2nd Quarter of Fiscal 2005 June 1, 2005 – Aug. 31, 2005	1.75	1.01
1st Quarter of Fiscal 2005 Mar. 1, 2005– May 31, 2005	1.24	0.71
4th Quarter of Fiscal 2004 Dec. 1, 2004 – Feb. 28, 2005	1.06	0.80
3rd Quarter of Fiscal 2004 Sept. 1, 2004 – Nov.30, 2004	1.25	0.78
2nd Quarter of Fiscal 2004 June 1, 2004 – Aug. 31, 2004	1.50	0.90
1st Quarter of Fiscal 2004 Mar. 1, 2004 – May 31, 2004	1.75	0.95

(b)	for the most recent six months:

Period	High $	Low $
April 1 - 30, 2006	3.57	2.30
March 1 – 31, 2006	3.48	1.45
February 1 – 28, 2006	1.60	1.06
January 1 – 31, 2006	1.45	0.92
December 1 – 31, 2005	1.09	0.90
November 1 – 30, 2005	1.05	0.89

C.	Markets.
The Company's common shares have been quoted on the NASDAQ Capital Market (formerly called the NASDAQ Small-cap Market) since August 3, 1993. The ticker symbol is LBIX.

On May 8, 2002 the Company’s common shares were listed on the Toronto Stock Exchange (“TSX”) under the ticker symbol LBI. On April 8, 2003 the Company voluntarily delisted its shares from the TSX.

Item 10. – Additional Information.

A.	Share capital
This item is not applicable for an Annual Report.

B.	Memorandum and articles of association.

A new Business Corporations Act was implemented in British Columbia (“BC”) Canada and all companies incorporated under the previous BC corporate legislation were required to file a Transition Application containing a Notice of Articles with the provincial Corporate Registry.

A copy of the Company’s Transition Application and Notice of Articles is attached to this document as Exhibit 1.2.

The Company’s earlier corporate registration documents have been previously reported and are incorporated by reference.

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
This item is not applicable.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The table below shows the long term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE

LONG TERM DEBT	Mortgage	Note Payable

Interest Rate	5.61%	8.0%
Principal at February 28, 2006	605,774	95,865

Principal payments by year:
2007	29,244	95,865
2008	41,826
2009	43,972
2010	46,464
2011	49,637
2012 and thereafter	394,631
TOTAL	605,774	95,865

The fair value of this debt decreases as market interest rates increase. The fair value of this debt is estimated at $606,000 as at February 28, 2006 as disclosed in note 18 (a) of the financial statements. On May 1, 2006, the mortgage changed to a variable interest rate.

VARIABLE INTEREST RATE

DEBT	Operating Loan	Term Loan

Interest Rate	prime + 0.75% to 1.25%	prime + 1.0%

Principal at February 28, 2006	2,617,294	3,750,530

Principal payments by year:
2007		545,685
2008		579,379
2009		615,471

2010		652,641
2011		556,123
2012 and thereafter		801,231
TOTAL	-	3,750,530

The fair value of this debt is equal to the book amount. Future cash flows will be adversely impacted by interest rate increases.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable.

P A R T   II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

This item is not applicable.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	There were no material modifications to the rights of the Company’s shareholders during the fiscal year ended February 28, 2006.

At the Company’s Annual Meeting to be held on June 28, 2006, shareholders will be asked to approve the renewal of the Company’s Shareholder Rights Plan. Following is a detailed description of this item:

i)	Renewal of Shareholder Rights Plan

At the Annual and Special Shareholders Meeting held August 26, 2003 shareholders of the Company approved a shareholder rights plan which replaced an earlier shareholder rights plan adopted by the Company. The existing rights plan will expire on August 31, 2006. Management is proposing that the shareholders rights plan (the" Rights Plan") be updated to better reflect current industry standards and changes in legislation, and extended for five years. The Rights Plan is substantially similar to the existing plan.

The renewal of the Rights Plan is not effective unless and until the renewed Rights Plan agreement is approved by shareholders of the Company by ordinary resolution. The terms of the Rights Plan are set out in an agreement between the Company and Pacific Corporate Trust Company. Under the Rights Plan, share purchase rights (the "Rights") will be issued to holders of common shares of the Company (each, a "Share") at the rate of one Right for each Share outstanding. The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

A copy of the Rights Plan agreement will be available at the Meeting and may be obtained by shareholders upon request prior to the Meeting.

Purpose of the Rights Plan

The Rights Plan is designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control. The Rights Plan provides management and the board of directors with more than the 35 day statutory minimum period to review the terms of a take-over bid and solicit alternative offers. The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company. Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of Shares.

The Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined below) or on terms approved by the board of directors. The Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the plan. The Permitted Bid concept, which is found in most of the shareholder rights plans that have been adopted in Canada, ensures that senior management of the Company and the board of directors do not impair the rights of shareholders to receive, review and accept or decline take-over bids. The Rights Plan is designed to afford the board of directors the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to seek out and consider alternatives.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the board of directors to make an offer on terms that the board of directors considers fair to all shareholders. In such circumstances, the board of directors may waive the application of the Rights Plan, thereby allowing such offer to proceed without dilution to the bidder. The adoption of the Rights Plan does not relieve the board of directors of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the board of directors, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders. Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules under applicable securities laws to promote a change in the management or direction of the Company.

The Rights Plan is designed not to interfere with the day-to-day operations of the Company. Prior to being activated, the Rights Plan does not affect the Company’s balance sheet or income statement and its implementation should not result in a taxable event for the Company or its shareholders. The implementation or renewal of the Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company. The issue of Rights does not dilute the equity or voting interests of existing shareholders and should not interfere with equity or debt financing by the Company.

The board of directors understands that the Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult an attempt to gain control of the Company or remove incumbent management. The Rights Plan would cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid or on terms approved by the board of directors. The board of directors carefully considered these matters but concluded that they do not justify denying shareholders the protection that the Rights Plan affords. The Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so. It is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the board of directors that the board of directors considers are in the best interests of the Company and to protect the Company’s shareholders against coercive bids that do not represent fair value.

Background

Renewal of the Rights Plan is not being proposed by the board of directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction. Rather, renewal of the Rights Plan is intended to address the board of directors’ continuing concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.

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

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, as proposed to be renewed, which is qualified in its entirety by reference to the text of the Rights Plan agreement.

Effective Date

The effective date of the Rights Plan is immediately after the close of business on August 31, 2006 (the “Effective Date”).

Term

The existing rights plan expires on August 31, 2006. If the shareholders approve the renewal of the Rights Plan it will remain in effect until the termination of the annual general meeting of the shareholders of the Company for 2011.

Issue of Rights

One minute after the Effective Date, one Right was issued and attached to each Share of the Company outstanding and will attach to each Share subsequently issued.

Adjustment to Exercise Rights

After a person acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company or announces an intention to do so, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate from the Shares and will be exercisable at an exercise price of $20 per Share. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will be adjusted so as to permit its holder to purchase $40 worth of Shares for $20 (i.e. at a 50% discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights after the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable in accordance with applicable securities laws, will evidence the Rights.

Permitted Bids

The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;
(b)	the take-over bid must be made to all holders of Shares (and voting shares issued on the exercise of warrants, options and other securities convertible into voting shares);
(c)	the take-over bid must be outstanding for a minimum of 60 days, during which time tendered Shares may not be taken up;
(d)	shareholders who tender their Shares to the take-over bid must be permitted to withdraw their Shares prior the Shares being taken up and paid for;
(e)

Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn; and

(f)

if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is pending. A Competing Permitted Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The board of directors may, prior to a Flip-in Event occurring, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring thereafter under a take-over bid made by way of a take-over bid circular to all holders of Shares. The board of directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company within 14 days or such other period as may be specified by the Board of Directors. With the majority consent of shareholders or Rights holders at any time prior to a Flip-in Event causing an adjustment to the Rights, the board of directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any typographical error, or, subject to subsequent confirmation by shareholders or Rights holders, to effect a change requested by any stock exchange on which the Shares may be listed or to maintain the validity of the Rights Plan as a result of changes in law. The Company will issue a news release relating to any significant amendment made to the Rights Plan agreement prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, any stock exchange on which the Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Shares at the time when the Rights are distributed are recognized for the purposes of the Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Certain Canadian Federal Income Tax Considerations of the Rights Plan

The Company will not earn any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in computing income, and is not subject to non-resident withholding tax if the right is conferred on all holders of shares of the corporation. Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of Shares upon certain triggering events occurring (i.e. a “Flip-in Event”), and, consequently, whether or not the issuance of the Rights is a taxable event is not entirely free from doubt. In any event, no amount must be included in computing income if the Rights do not have a monetary value at the date of issue. The Company considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. A holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised. A holder of Rights may be subject to tax in respect of the proceeds of disposition of Rights or common shares issued upon the exercise of Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Shares. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign laws.

Shareholder Approval

The existing rights plan will cease to be effective on August 31, 2006. The board of directors has determined that the renewal of the Rights Plan is in the best interests of the Company and the shareholders. Shareholders of the Company will be asked at the Company’s Annual Meeting to consider and, if thought advisable, to approve, ratify and confirm by means of an ordinary resolution, the renewal of the Rights Plan agreement.

B.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2006.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. - Controls and Procedures.

Based on their evaluation as of February 28, 2006, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Act”) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in the Company’s internal controls during the period covered by this annual report that could significantly affect the Company’s internal controls over financial reporting.

Item 16A. – Audit Committee Financial Expert.

The Company’s Board of Directors has determined that the Company has two audit committee financial experts, Mr. David Bowra, and Mr. Iain Harris, serving on its audit committee. Both Mr. Bowra and Mr. Harris are independent directors. For details on their professional careers, see “Item 6. Directors, Senior Management and Employees”.

Item 16B. – Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s directors, officers and employees. This Code is incorporated by reference and is posted on the Company’s website at www.LBIX.com.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2006 and February 28, 2005 totaled $114,529 and $63,678 respectively.

b)	Tax Fees - Tax fees billed for the fiscal years ended February 28, 2006 and February 28, 2005 totaled $10,427 and $14,052 respectively.

c)	All Other Fees – Other fees billed for the fiscal year ended February 28, 2006 and February 28, 2005 totaled $Nil and $Nil respectively.

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

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

P A R T   III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the years ended February 28, 2006, February 28, 2005, and February 29, 2004 are attached to this report.

Item 18. – Not applicable.

Item 19. – Exhibits.

Exhibit No.	Description

1.1	Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filings.

1.2	Transition Application and Notice of Articles

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Audited Consolidated Financial Statements for the Year Ended February 28, 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 25, 2006