Form 20-F
period 2007-02-28
LEADING BRANDS INC
filed 2007-05-31
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 U.S.A.

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2007

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
Common Shares Without Par Value

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
[Title of Class]

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

February 28, 2007 –16,400,845 Common Shares without par value

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

Securities and Exchange Commission
Washington, D.C. 20549 U.S.A.
Form 20-F
For the fiscal year ended February 28, 2007
Commission File No. 0-19884
Leading Brands, Inc.
Index

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

Unless otherwise specified, all amounts set out in this Annual Report are expressed in United States dollars.

	YEAR ENDED Feb. 28, 2007	YEAR ENDED Feb. 28, 2006	YEAR ENDED Feb. 28, 2005	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003
Net sales / operating revenue	$45,758,325	$36,758,866	$33,566,204	$40,796,926	$47,276,240
Net Income (loss)	($3,554,684)	($1,275,428)	$625,643	($1,847,490)	($6,250,126)
Net Income (loss) per share	($0.23)	($0.08)	$0.04	($0.12)	($0.46)
Total assets	$23,972,591	$23,823,561	$20,609,242	$22,320,335	$20,948,792
Net assets	$9,536,717	$11,313,413	$11,235,547	$9,310,349	$9,639,692
Share Capital	$27,403,161	$25,835,587	$25,799,818	$25,795,379	$25,484,530
Long-term Obligations	$3,899,998	$3,781,375	$2,913,843	$3,443,512	$2,251,173
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average number of common shares outstanding	15,788,230	15,063,858	15,042,035	14,949,575	13,754,598

For all years presented, diluted earnings per share was the same as basic earnings per share.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in note 20 of the Company’s consolidated financial statements for the fiscal year ended February 28, 2007. The selected financial data should be read in conjunction with the Company’s consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

	YEAR ENDED Feb. 28, 2007	YEAR ENDED Feb. 28, 2006	YEAR ENDED Feb. 28, 2005	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003
Net sales / operating revenue	$45,758,325	$36,758,866	$33,566,204	$40,796,926	$47,276,240
Net Income (loss)	($3,488,512)	($1,229,548)	$782,784	($238,539)	($5,819,049)
Net Income (loss) per share	($0.22)	($0.08)	$0.05	($0.02)	($0.43)
Total assets	$23,873,837	$23,655,692	$20,363,701	$22,088,079	$20,133,137
Net assets	$9,437,963	$11,145,544	$10,990,006	$9,078,093	$8,824,037
Share Capital	$27,403,161	$25,835,587	$25,799,818	$25,795,379	$25,484,530
Long-term Obligations	$3,899,998	$3,781,375	$2,913,843	$3,443,512	$2,251,173
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

The difference between the loss of $3,554,684 under Canadian GAAP versus the loss of $3,488,512 under US GAAP for the year ended February 28, 2007 is the amortization of deferred costs previously expensed under US GAAP.

For all years presented, the diluted earnings (loss) per share was the same as basic earnings per share.

3.	Exchange Rates

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. Assets and liabilities have been translated using the rate in effect at the fiscal year end (1.1698), while revenues and expenses have been translated at the average rate for the fiscal year (1.1376) .

Exchange Rate – May 1, 2007: 1.1105

Exchange rates for the previous six months:

	April 1-30, 2007	March 1-31, 2007	Feb. 1-28, 2007	Jan. 1-31, 2007	Dec. 1-31, 2006	Nov. 1-30, 2006
High	1.1596	1.1806	1.1855	1.1827	1.1654	1.1473
Low	1.1101	1.1546	1.1591	1.1636	1.1403	1.1290
Average	1.1352	1.1687	1.1708	1.1757	1.1528	1.1364
End of Period	1.1101	1.1546	1.1698	1.1770	1.1654	1.1422

Exchange rates for the five most recent financial years:

	Mar. 1, 2006 to Feb.28, 2007	Mar. 1, 2005 to Feb.28, 2006	Mar. 1, 2004 to Feb.28, 2005	Mar. 1, 2003 to Feb.29, 2004	Mar. 1, 2002 to Feb.28, 2003
High	1.1855	1.2696	1.3957	1.4944	1.5988
Low	1.0983	1.1366	1.1759	1.2712	1.4840
Average	1.1376	1.1988	1.2888	1.3657	1.5584
End of Period	1.1698	1.1366	1.2335	1.3357	1.4840

B.	Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.	Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.	Risk factors.

Operating losses
Historically, the Company has had periods of unprofitable operations. The Company is engaged in a relatively capital intensive industry (bottling operations) that is subject to some seasonal fluctuations. In periods of low volumes, fixed costs can result in operating losses.

Customers

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 18% of revenue and the ten largest comprising 67% of revenue. The loss of several major customers would have a negative impact on earnings.

Exchange rates
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

Critical supply
The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply could create operational problems and increased costs in the short term.

Distribution contracts
The Company holds exclusive distribution contracts for Canada with certain suppliers. If one of these distribution contracts was terminated, it would have a negative impact on earnings.

Competition
Increased competitor consolidations, market place competition, and competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth.

Laws and regulations
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

Interest rates and capital markets
Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations, which are subject to various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company’s products and changes in interest rates (see Item 11).

Litigation
There are uncertainties of litigation, as the Company is party to certain lawsuits as detailed in Item 8.

Other risks

  Changes in general economic and business conditions;
  The effectiveness and success of the Company’s marketing programs, especially for newer brands such as TrueBlue®, Infinite Health™ Water and TREK ®;
  Changes in consumer tastes and preference and market demand for new and existing products;
  Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Item 4. – Information on the Company

A.	History and development of the Company.

1.	The legal name of the Company is “Leading Brands, Inc.”

2.	The Company was incorporated under the Company Act (British Columbia) on February 4,
1986 under the name "2060 Investments Ltd.". On May 21, 1986 the Company changed its name to "Camfrey Resources Ltd." On March 16, 1993, the Company changed its name to "Brio Industries Inc.", and on October 25, 1999, the Company changed its name from
Brio Industries Inc. to Leading Brands, Inc. .

3.	The Company is incorporated under the laws of the province of British Columbia, Canada, and is governed by the Business Corporations Act (British Columbia). The head office of the Company is located at:

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

Subsequent to the year end, the Company ceased distribution of Hansen’s® products. The Company is negotiating with Hansen’s regarding amounts due to the Company under the terms of the distribution agreement.

5.

The Company expended $1,585,002 on the purchase of capital assets in the year ended February 28, 2007 of which $1,120,842 was for bottling equipment, $322,461 was for vehicles and $141,699 was for office equipment, software and leasehold improvements. Also in the year ended February 28, 2007, the Company recorded an impairment write down of $3,168,698 related to the closure of the Richmond bottling plant.

6.

Subsequent to the year end, the Company plans to purchase various pieces of production equipment to improve efficiency and capacity in the Edmonton facility totaling approximately $1.5 million. The majority of these expenditures will be funded through a lease with the Company’s primary lender.

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

In the fiscal year ended February 28, 2007, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s food and beverage business, and Leading Brands USA, Inc. was the principal sales subsidiary in the United States.

2.	Beverage Bottling

The beverage bottling operations of the Company comprise the largest juice and new age beverage packaging entity in Western Canada. In the fiscal year ended February 28, 2007, the Company operated two plants: a 50,000 square foot plant in Edmonton, Alberta and a 100,000 square foot plant in Richmond, British Columbia. The Company bottles juices and new age beverages for co-pack customers, private label customers, and the Company’s licensed and branded products. The Company’s plants are primarily “hot fill” plants designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives. In 2003 the Company added a carbonated beverage line to its Richmond, British Columbia plant. That line was installed at the principal cost of the major customer utilizing that line. In 2007 the carbonated line was removed from the Richmond plant and bottling operations in that plant ceased April 27, 2007. This move will allow the Company the flexibility of bottling its brands closer to its ultimate customers, thereby saving transportation costs.

The Company provides beverage packaging (“co-pack”) services to major branded beverage companies. “Co-pack” customers own their brands, and handle the distribution of the product to market. The Company simply “co-packs” or makes the product at the customers’ request. The Company charges a “co-pack fee” that equates to the packaging service provided and also bills for any materials not supplied by the customer. Certain co- pack customers are charged only the “co-pack fee” because they supply all raw materials to make the product. Other co-pack customers request the Company to provide some or all of the raw materials. The selling price to customers is the cost of the raw materials supplied by the Company plus the “co-pack fee”. As a result, when a “co-pack” customer requests a change from a billing method in which the customer supplies the raw materials to a billing method where they request the Company to supply the raw materials, it can cause a significant change in revenue, with little or no change in gross profit, since the cost of sales changes by approximately the same dollar amount.

The Company’s private label juice program serves some of the primary major grocery chain stores in Canada. This business involves designing, developing and formulating juices and new age beverages, principally for chain stores, to be sold under their private or controlled label programs. Packaging materials and ingredients are purchased and the finished products are sold to customers.

The Company’s Edmonton plant is designed and equipped to handle various types of containers on its two lines: a glass line and a polyethylene teraphalate (“PET”) line. The Company’s goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations, to expand the distribution of the Company’s own branded product lines, supplement those lines with products licensed from third parties, to expand sales of its own branded product lines into the United States and reduce the lower margin private label business.

Sales and Distribution

The Company’s sales and distribution system comprises the largest independent, fully integrated premium beverage distributor in Canada. The sales and distribution system has a regional warehouse distribution center located in Edmonton, Alberta. In addition, there are third party distribution centers in Montreal, Toronto and Calgary. The sales and distribution system distributes a variety of juices, new age beverages, waters, and food products to retail, wholesale and distribution outlets.

The Company also owns and operates a spring water site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area. The bulk tanker loading facility has tank storage capacity of 10,000 gallons.

The Company believes it differentiates itself in the marketplace with its customer service. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers’ beverage inventory. The Company also distributes a variety of snack food and dry grocery products.

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

The Company’s marketing department is constantly developing and implementing innovative marketing programs for all the brands represented. From sales booklets and point of sale materials to contests, sampling events, interactive websites and in-store demonstrations, the Company is always working to bring its brands to the top of its consumer's mind. The Company’s goal is to promote and market all the brands it represents in a healthy, positive and informed environment.

Brand Licensing and Brand Development

The Company has increased its focus to licensed brands and the development of its own brands. Several of the Company's branded products, TrueBlue®, LiteBlue®, Infinite Health™ Water, TREK® , Nitro™, Caesar’s Bloody Caesar®, and Caesar’s Caesar Cocktail®, are packaged and managed by the Company. The Company’s licensed brands include Fiji® Natural Artesian Water™, Icelandic Glacial Water, BooKoo® Energy Drinks, and Stewart’s ® Fountain Classics.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 28, 2007, export sales were less than 10% of the Company’s revenues.

3.	Demand for the Company’s beverage products is seasonal, with the warmer months having more demand than the cooler months.

4.

Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company’s co-pack customers. For the Company’s branded and private label products, this risk remains with the Company.

Raw materials used in the beverage packaging business consist primarily of sugar, bottles, closures, flavoring, cardboard and juice concentrate. The Company generally uses filtered municipal water to manufacture products.

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

Blueberry juice is commodity priced and generally purchased under volume contracts. Pricing varies with availability and demand and is impacted by crop performance in the respective blueberry growing regions.

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

C.	Organizational structure.

Following is a list of the Company’s main subsidiaries as at February 28, 2007:

Leading Brands of Canada, Inc. (LBCI)
-	incorporated provincially in Alberta, Canada;
-	100% owned by Leading Brands, Inc.;
-	LBCI is the Company’s principal operating subsidiary in Canada.
-	also operates as North American Bottling (a division of LBCI)
Leading Brands USA, Inc. (LBUI)
-	incorporated in Washington, USA;
-	100% owned by Leading Brands, Inc.;
-	LBUI is the Company’s principal operating subsidiary in the United States.

Kert Technologies, Inc. (formerly The TREK Company, Inc.)
-	incorporated federally in Canada;
-	90.5% owned by Leading Brands, Inc.;
-	licenses and owns the Company’s TREK ® trademarks and other intellectual property.
LBI Brands, Inc.
-	incorporated provincially in British Columbia, Canada;
-	100% owned by Leading Brands, Inc.;
-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.
Quick, Inc.
-	incorporated in Florida, USA;
-	97% owned by Leading Brands, Inc.;
-	owns certain trademarks and rights.
Brio Snack Distributors Inc.
-	incorporated provincially in British Columbia, Canada;
-	100% owned by Leading Brands of Canada, Inc.;
-	owns certain trademarks and rights.
Leading Brands of America, Inc. (LBAI)
-	incorporated in Delaware, USA;
-	100% owned by Leading Brands, Inc. and Leading Brands of Canada, Inc.;
-	LBAI is presently inactive

D.	Property, plants and equipment.

Beverage Operations
Leading Brands owns and operates a 50,000 square foot plant in Edmonton, Alberta, located at 4104 -99 Street. The plant contains two lines: glass and P.E.T. for a combined 144 oz. equivalent case capacity of 10,000,000 cases per annum.

The Richmond, British Columbia plant bottling operations ceased production April 27, 2007. The consolidation of bottling operations in Edmonton will allow the Company the flexibility of bottling its brands closer to its ultimate customers, thereby saving transportation costs.

In May 2007, the Company commenced co-packing its TrueBlue® Blueberry Juice at a third-party bottling plant in Iowa, USA.

Leading Brands also owns and operates a spring site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area.

Sales and Distribution

The Company has a sales office in the following location:

#250 – 1050 Seminaire nord, Saint-Jean-sur-Richelieu, Quebec. The space occupies 2,452 square feet and is leased month-to-month for $2,440 US per month. The increase from the prior year is as a result of additional space slightly offset by the impact of exchange rates as the rental amounts are paid in Canadian dollars.

The following location serves the role of regional warehouse or distribution centre.

3870 – 98 Street, Edmonton, Alberta. The space occupies 61,872 square feet and is leased for $17,630 US per month until August 31, 2007. The change from the prior year is the result of currency translation as the rental amounts are paid in Canadian dollars.

The Company also utilizes the following third party distribution centres:

(1) 2165 Williams Parkway, Brampton Ontario
(2) 2300 Chemin Monterey, Chomedey, Laval Quebec
(3) 7151 44 Street SE, Calgary Alberta
(4) 8610 South 212 Street, Kent Washington
(5) 6220 W. 73rd Street, Bedford Park, Illinois

The Company’s head office is located at Suite 1800 – 1500 West Georgia Street, Vancouver BC. The space occupies 6,036 square feet and is being leased for $9,030 US per month until January 2008.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review

A.	Operating results

Introduction

The Company is involved in two main business functions, the distribution of the Company’s brands and other licensed brands and the operation of a bottling plant. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. The plant provides bottling services to a large co-pack customer and some national grocery chains for their products and also produces the Company’s branded products.

The Company’s goal is to increase production volume and sales by increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts and securing additional volume from its existing co-pack customer as well as securing new production contracts from customers requiring bottling services. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Financial Year Ended February 28, 2007

Sales

Revenue	Year ended	Year ended	Change
	February 28, 2007	February 28, 2006
Bottling Plants	$14,440,212	$14,998,254	$(558,042)
Distribution and	$35,927,991	$24,295,472	$11,632,519
Other
Total Gross Revenue	$50,368,203	$39,293,726	$11,074,477

Discounts, allowances	$(4,609,878)	$(2,534,860)	$(2,075,018)
and Rebates
Net Revenue	$45,758,325	$36,758,866	$8,999,459

Gross sales for the year ended February 28, 2007 were $50,368,203 compared to $39,293,726 for the previous year, representing an increase of 28.2% . The decrease in plant revenue of $558,042 is the result of a net decrease in revenue of $81,184 from the Company’s co-pack customers that supply raw materials and a decrease in the production of private label brands and co-pack customers where the Company supplies the raw materials in the amount of $476,858. The increase in distribution and other revenue of $11,632,519 consists of an increase in revenue of the Company’s owned brand beverage products of $3,814,304 mostly due to the increase in TrueBlue® product sales, an increase in revenue from the Company’s licensed products in the amount of $8,861,415 mostly due to the increase in Hansen’s® product sales offset by a decrease in sales of food products of $1,043,200 mostly due to ceasing distribution to a certain convenience store chain. Sales discounts, rebates and slotting fees for the year ended February 28, 2007 were $4,609,878 compared to $2,534,860 the previous year. The increase of $2,075,018 represents an increase in sales discounts, rebates and slotting fees related to the sales of the Company’s owned brand beverage products in the amount of $1,159,899 mostly related to the TrueBlue® product, an increase of $987,369 for the Company’s licensed products, mostly related to Hansen’s® products, an increase in sales discounts and rebates related to the bottling plant in the amount of $38,194 offset by a decrease in discounts related to food products in the amount of $110,444 mostly due to ceasing distribution to a certain convenience store chain.

Cost of Sales and Margin

Cost of Sales	Year ended	Year ended	Change
	February 28, 2007	February 28, 2006

Bottling Plants	$8,528,571	$8,841,220	$(312,649)

Distribution and	$24,967,642	$17,824,852	$7,142,790
Other

Total	$33,496,213	$26,666,072	$6,830,141

Cost of sales for the year ended February 28, 2007 was $33,496,213 compared to $26,666,072 for the previous year, representing an increase of 25.6% . The decrease in plant cost of sales of $312,649 is the result of an increase in cost of sales of $75,758 from the Company’s co-pack customers that supply raw materials offset by a decrease in cost of sales of private label brands and co-pack customers where the Company supplies the raw materials in the amount of $388,407. The increase in distribution and other cost of sales of $7,142,790 consists of an increase in cost of sales for the Company’s owned brand beverage products in the amount of $1,959,394 mostly due to the increase in TrueBlue® product cost of sales, an increase in cost of sales from the Company’s licensed products in the amount of $5,684,067 mostly due to the increase in Hansen’s® product cost of sales, offset by a decrease in cost of sales of food products of $500,671 mostly due to ceasing distribution to a certain convenience store chain.

Margin	Year ended	Year ended	Change
	February 28, 2007	February 28, 2006
Bottling Plants	$5,617,179	$5,900,766	$(283,587)
Distribution and	$6,644,933	$4,192,028	$2,452,905
Other
Total	$12,262,112	$10,092,794	$2,169,318
Margin percentage	26.8%	27.5%	(0.7%	)

Margin for the year ended February 28, 2007 was $12,262,112 compared to $10,092,794 for the previous year, representing a decrease in margin percentage of 0.7% . The decrease in plant margin of $283,587 is the result of a decrease in margin of $214,557 from the Company’s co-pack customers that supply raw materials and a decrease in margin of private label brands and co-pack customers where the Company supplies the raw materials in the amount of $69,030. The increase in distribution and other margin of $2,452,905 consists of an increase in margin of the Company’s owned brand beverage products of $695,011 mostly due to the increase in TrueBlue® product margin, an increase in margin from the Company’s licensed products in the amount of $2,189,979 mostly due to the increase in Hansen’s® product margin offset by a decrease in margin of food products of $432,085 mostly due to ceasing distribution to a certain convenience store chain.

Selling, General and Administration Expenses
These expenses increased $2,830,234 from $10,044,862 to $12,875,096, or 28.3% . Selling and marketing expenses increased $1,759,430 to promote the Company’s brands, stock based compensation expense increased $273,502 largely due to the increased market price of the Company’s shares resulting in revaluation of certain options issued in prior periods, administration wages and outside contract services increased $279,076, plant and warehousing expenses increased $241,234, legal and audit fees increased $224,379, corporate relations expenses increased $48,223, and other selling, general and administration expenses increased $4,390. All of the amounts mentioned are net of the effects of currency translation.

Other Expenses and Recovery
For the year ended February 28, 2007, depreciation remained consistent at $864,381 compared to $858,020 in the prior year. Amortization of deferred costs decreased by $27,317 from $93,489 to $66,172 in the current year due to the end of amortization of certain line improvement costs. Interest increased by $122,215 from $343,488 in the fiscal year ended February 28, 2006 to $465,703 in the fiscal year just ended. Interest on long-term debt increased $102,680 due to higher average borrowing levels and higher interest rates. Interest on current debt increased $19,535 due to higher interest rates and the effect of currency translation offset by lower average borrowing levels. The Company recorded other income of $219,761 related to the termination of a bottling contract for the production of alcoholic beverages in the year ended February 28, 2007. The Company recorded an impairment write down of $3,168,698 related to the closure of the Richmond bottling plant. The Company recorded a loss on sale of assets in the amount of $32,528 due to a loss on sale of an investment in a candy company in the amount of $24,174 and a loss on sale of vehicles in the amount of $8,354 compared to a loss of $26,582 in the prior fiscal year mostly due to the sale of a bar truck business returned in the year. In the year ended February 28, 2007, the Company recorded a future income tax asset resulting in a tax recovery of $1,436,227 mostly corresponding to operating losses in the Canadian operating entity, compared to a future income tax expense of $771 in the prior year. The Company paid income taxes in the amount of $206 in the year ended February 28, 2007 compared to $1,010 in the prior year.

Financial Year Ended February 28, 2006

Sales

Revenue	Year ended	Year ended	Change
	February 28, 2006	February 28, 2005

Bottling Plants	$14,998,254	$17,294,507	$(2,296,253)

Distribution and	$24,295,472	$17,121,342	$7,174,130
Other
Total Gross Revenue	$39,293,726	$34,415,849	$4,877,877
Discounts,
allowances and	$(2,534,860)	$(849,645)	$(1,685,215)
Rebates

Net Revenue	$36,758,866	$33,566,204	$3,192,662

Gross sales for the year ended February 28, 2006 were $39,293,726 compared to $34,415,849 for the previous year, representing an increase of 11.8% . The decrease in plant revenue of $2,296,253 is the net of an increase in co-packing revenue of $2,428,644 from the Company’s co-pack and private label customers which includes a reduction from Ocean Spray production and a decrease in revenue from sales to customers where the Company supplies the raw materials of $4,724,897 largely due to the discontinuance of the production of SoBe® and certain private label brands. The increase in distribution and other revenue of $7,174,130 consists of a increase in revenue of the Company’s own brands of $2,313,408, mostly due to an increase in sales of the Company’s new TrueBlue® product offset by a decrease in sales of the Company’s Trek® and Soy2O® products, an increase in sales of licensed brands and other revenue of $4,099,223 largely due to Hansen’s® products and Fiji Water®, and an increase in sales of food products of $761,499 mostly due to new private label cookie business. Sales discounts, rebates and slotting fees for the year ended February 28, 2006 were $2,534,860 compared to $849,645 the previous year. The increase of $1,685,215 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $1,637,629 and an increase in volume rebates related to the bottling plant in the amount of $47,586.

Cost of Sales and Margin

Cost of Sales	Year ended	Year ended	Change
	February 28, 2006	February 28, 2005

Bottling Plants	$8,841,220	$10,910,199	$(2,068,979)

Distribution and	$17,824,852	$12,633,149	$5,191,703
Other

Total	$26,666,072	$23,543,348	$3,122,724

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

Margin	Year ended	Year ended	Change
	February 28, 2006	February 28, 2005
Bottling Plants	$5,900,766	$6,175,626	$(274,860)
Distribution and	$4,192,028	$3,847,230	$344,798
Other
Total	$10,092,794	$10,022,856	$69,938
Margin percentage	27.5%	29.9%	(2.4%	)

Margin for the year ended February 28, 2006 was $10,092,794 compared to $10,022,856 for the previous year, representing a decrease in margin percentage of 2.4% . The decrease in plant margin of $274,860 is the result of a decrease in co-packing margin of $24,619 from the Company’s main co-pack customers which includes a reduction from Ocean Spray production and a decrease in margin from sales to customers where the Company supplies the raw materials of $250,241 largely due to the discontinuance of the production of SoBe® and minor private label brands. The increase in distribution and other margin of $344,798 consists of a decrease in margin from the Company’s own brands of $547,067, mostly due to an increase in margin from the Company’s new TrueBlue® product offset by slotting fees for the company’s own brands of $753,370 and a decrease in margin from the Company’s Trek®and Soy2O® products, an increase in margin from licensed brands and other of $817,686 largely due to Hansen’s® products and Fiji Water®, and an increase in margin from food products of $74,179 mostly due to new private label cookie business.

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

Other Expenses and Recovery
Depreciation remained consistent with the prior year at $858,020 compared to $878,770 in the 2005 fiscal year. Amortization of deferred costs increased by $12,721 from $80,768 to $93,489 due to the amortization of product development costs for the Company’s new products, TrueBlue®, Brand X Originals™ and Infinity™ and the effect of currency translation. Interest increased by $28,318 from $315,170 to $343,488 mostly due to the effects of currency translation (interest was $5,581 higher in Canadian funds). In the prior year, the Company recorded income that netted to $695,585, consisting of income relating to the termination of a bottling contract in the amount of $917,966 offset by a loss related to the termination of a distribution contract net of legal fees in the amount of $222,381. In the year ended February 28, 2006, the Company recorded a loss on sale of assets in the amount of $26,582 mostly due to the sale of a bar truck business returned in the year, compared to a $43,590 loss on sale of assets due to the sale of retired production equipment in the prior year. In the year ended February 28, 2006, the company recorded an increase in future income tax assets in the amount of $101,825 corresponding to operating losses in the Canadian operating entity, offset by a decrease in future income tax assets of $102,596 due to a change in effective income tax rates. In the year ended February 28, 2005, the Company reduced the valuation allowance against future income tax assets in the amount of $543,141 due to an increased certainty that the Company would be able to realize on the asset and recorded a reduction in the future income tax asset in the amount of $745,090 corresponding to the operating profits in the Canadian operating entity. In the fiscal year ended February 28, 2006, the Company paid income taxes in the amount of $1,010 and recovered income tax of $3,690 in the year ended February 28, 2005.

B.	Liquidity and Capital Resources

Financial Year Ended February 28, 2007

As at February 28, 2007 the company had negative working capital of $596,633 compared to negative working capital of $307,554 at the prior year-end. Bank indebtedness increased to $3,356,721 from $2,617,294 for the prior year. There were no cash or cash equivalents as at February 28, 2007 or the previous year.

The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was not in compliance with the current ratio covenant or the tangible net worth covenant at February 28, 2007. If the Company fails to comply with the current ratio covenant, the Company is required to pay an additional monthly service charge in the amount of $5,000 Canadian until the covenant is in compliance. The Company has received a forbearance letter from the principal lender relating to the covenants. The lender advanced additional long-term debt in the fiscal year ended February 28, 2007.

The Company has secured a commitment for a $4 million Canadian lease for its capital projects for the coming fiscal year. The Company may also consider accessing the capital markets to raise monies to support the growth of its new brands. The Company believes that it consequently will have sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash utilized in operating activities for the 12 months ended February 28, 2007 was $1,190,446 compared to $167,122 in the prior fiscal year. In the year ended February 28, 2007, working capital changes utilized $900,941 due to an increase in accounts receivables that utilized $243,394, an increase in inventory that utilized $1,762,021 mostly due to the Company’s TrueBlue® brand, an increase in prepaid expenses that utilized $100,218 mostly due to prepaid slotting fees and prepaid marketing expenses, offset by an increase in accounts payable that generated $1,204,692. In the prior year, working capital changes utilized $166,681 due to an increase in accounts receivables that utilized $774,773, an increase in inventory that utilized $984,234, an increase in prepaid expenses that utilized $479,719 mostly due to slotting fees, offset by an increase in accounts payable that generated $2,072,045.

Net cash utilized in investing activities was $1,437,005 compared to $124,249 in the prior year. $1,585,002 was expended on the purchase of capital assets compared to $182,385 in the prior year. In the current year, $1,120,842 was expended on equipment for the bottling operations, $322,461 was expended on vehicles and $141,699 was expended on office equipment, software, and leasehold improvements. In the prior year, $76,846 was expended on equipment for the bottling operations, $31,942 was expended on vehicles and $73,597 was expended on office equipment, software, and leasehold improvements. The sale of assets generated $147,997 compared to $58,136 in the prior year.

Financing activities generated $2,627,451 compared to $291,371 in the prior year. In the current year, the Company repaid long-term debt of $575,499 compared to $851,632 in the prior year and increased bank indebtedness in the amount of $755,977 compared to $7,472 in the prior year. In the current year, $879,399 was generated from the proceeds of long term debt related to equipment lease financing compared to $1,099,762 in the prior year, generated from the proceeds of long term debt from the Company’s principal lender. In the current year, the issuance of common shares relating to the exercising of options generated $1,567,574 compared to $35,769 in the prior year.

The company has a demand revolving operating bank loan with a credit limit of $4,701,658, subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. The Company also has a term loan from the bank in the amount of $3,694,736 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum.

Other sources of financing include a promissory note payable and leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company has capital expenditure commitments for certain bottling equipment in the coming year ending February 28, 2008 that is being financed by a lease from the Company’s principal lender. Subsequent to the year-end, the Company entered into commitments to purchase various pieces of production equipment to improve efficiency and capacity in the Edmonton facility.

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

Net cash utilized in operating activities for the 12 months ended February 28, 2006 was $167,122 compared to $1,770,156 generated in the prior fiscal year. In fiscal 2006, additional cash was utilized for slotting fees, marketing expenses and sales expenses to promote the Company’s owned and licensed brands. In the year ended February 28, 2005, a portion of the cash generated from operating activities was a result of non-recurring contract settlements. In the year ended February 28, 2006, working capital changes utilized $166,681 due to an increase in accounts receivables that utilized $774,773 due to a change in sales mix between co-pack customers having credit terms of 15 days and distribution customers with credit terms of 30 days, an increase in inventory that utilized $984,234 mostly due to the Company’s new TrueBlue® brand and higher inventory levels of Hansen’s® products and Fiji Water®, an increase in prepaid expenses that utilized $479,719 mostly due to prepaid slotting fees, offset by an increase in accounts payable that generated $2,072,045. In the prior year, working capital changes utilized $366,976 due to a reduction in accounts payable that utilized $2,857,118, offset by a decrease in prepaid expenses that generated $9,773, and decrease in inventory that generated $920,364 mostly due to fewer sales to co-pack customers in which the Company supplies the raw materials and a decrease in accounts receivable that generated $1,560,005 for the same reason as the inventory reduction.

Net cash utilized in investing activities was $124,249 compared to $290,679 in the prior year. $182,385 was expended on the purchase of capital assets compared to $256,329 in the prior year. In fiscal 2006, $76,846 was expended on equipment for the bottling operations, $31,942 was expended on vehicles and $73,597 was expended on office equipment, software, and leasehold improvements. In the prior year, $178,690 was expended on equipment for the bottling operations, $29,908 was expended on vehicles and $47,731 was expended on office equipment, software, and leasehold improvements. The sale of assets generated $58,136 compared to $40,715 in the prior year. In the prior year, cash was utilized for expenditures on deferred costs in the amount of $75,065 for new product development costs.

Financing activities generated $291,371 compared to $1,479,477 utilized in the prior year. In the fiscal 2006, the Company repaid long-term debt of $851,632 compared to $1,128,209 in the prior year and increased bank indebtedness in the amount of $7,472 compared to a $719,536 decrease in the prior year. In fiscal 2006, $1,099,762 was generated from the proceeds of long term debt from the Company’s principal lender compared to $363,829 in the prior year, which consisted of a $232,775 increase in the Company’s term loan to fund capital equipment purchases and a $131,054 increase in the mortgage on the Edmonton bottling facility. In the year ended February 28, 2006, the issuance of common shares relating to the exercising of options generated $35,769 compared to $4,439 in the prior year.

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

Sales to date for the first quarter of fiscal 2008 are trending lower than the comparable period in the prior year. This is primarily due to the discontinuance of the distribution contract for the Hansen’s® brand and the termination of the bottling contract for alcoholic beverages that is partially offset by the growth of the Company’s branded portfolio. The strength of the Canadian dollar compared to the US dollar over the prior year has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

E.	Off-balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment as disclosed in Note 12 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

2.	The Company has no off-balance sheet arrangements of this nature.

F.	Tabular disclosure of contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	4,273,110	671,775	1,400,598	1,962,234	238,503
Capital (Finance) Lease Obligations	348,238	49,575	109,384	189,279	-
Operating Lease Obligations	1,769,191	886,127	595,564	287,500	-
Purchase Obligations	608,000	608,000	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (1)	1,387,000	269,000	446,000	242,000	430,000
Total	8,385,539	2,484,477	2,551,546	2,681,013	668,503

(1)	Since the interest rates on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 20 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: goodwill, accounts receivable, inventory, revenue recognition, stock based compensation and income taxes.

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

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment up to the carrying value of the goodwill balance of $2,866,766. A 10% change in annual revenue estimates would not materially change the valuation of the goodwill balances.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require significant management judgment regarding the ability to collect the amounts due. Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $379,307 at February 28, 2007. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements,

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and net realizable value. Errors in estimates in the standard cost calculations or obsolete inventory levels could result in adjustments to inventory values. At February 28, 2007, inventory balance was presented net of a provision for obsolete inventory in the amount of $670,674. A 10% change in the estimates for provision of obsolete inventory would not result in a material change to the financial statements.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured. Commencing with the fiscal year ended February 28, 2006, slotting fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers.

Stock-based Compensation

Under Canadian GAAP, the Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. See note 1 of the Company’s financial statements for details on the change in Accounting Policy regarding stock-based compensation in the fiscal year ended February 28, 2005.

Effective March 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“SFAS”) 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation” under US GAAP. SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after March 1, 2006. Measurement and attribution of compensation cost for unvested awards at March 1, 2006, granted prior to the adoption of SFAS 123(R), are recognized based upon the provisions of SFAS 123. Prior to adoption, the Company applied the intrinsic value method to employee awards pursuant to APB 25 and related interpretations. Under the intrinsic value method, no stock-based compensation had been recognized as the exercise price of employee options equaled or exceeded the fair market value of the underlying stock at the date of grant.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the future income tax asset. Although the Company has tax loss carry-forwards and other future income tax assets management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 15 of the consolidated financial statements.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment up to the carrying value of the future income tax balance of $3,892,603. A 10% change in revenue estimates without a corresponding reduction in overhead costs over the three years ending February 28, 2010 could change the valuation of the future income tax assets to a maximum amount of $436,000. The majority of the income tax asset commences to expire February 28, 2026.

New Pronouncements

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a onetime cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

In March 2006, the Emerging Issues Task Force published Abstracts No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”) which requires a policy be adopted to present externally imposed taxes on revenue-producing transactions on either a gross or net basis. Gross or net presentation may be elected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of this issue would include taxes that are imposed on a revenue transaction between a seller and a customer. EITF 06-3 is effective in interim and annual financial periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to have a material impact on the Company’s financial statements.

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

Name and Municipality	Principal Occupation and Areas of Experience
of Residence
Peter Buckley West Vancouver, BC Canada	Mr. Buckley has been a director of Leading Brands, Inc. since August 1997. He is also the President and CEO of Old Spaghetti Factory Canada Ltd.
Douglas Carlson Aspen, CO USA	Mr. Carlson has been a director of Leading Brands, Inc. since June 1999. He was the co-founder and Chief Executive Officer of FIJI Water Holdings LLC from 1996 to 2005. He is also the CEO of Zinio Systems, CEO of VIVMag and CEO of the Wakaya Club resort in Fiji. Mr. Carlson is a Certified Public Accountant.
R. Thomas Gaglardi Vancouver, BC Canada

Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998.

He is also the President of Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites, and Moxie’s Restaurants, LP, Shark Clubs of Canada, Inc. and Denny’s Restaurants of Canada.

Iain J. Harris Vancouver, BC Canada	Mr. Harris was a director of Leading Brands, Inc. from May 1996 to December 2003, and from June 2004 until the present time. He is also the Chairman and Chief Executive Officer of Summit Holdings Ltd. and a director of YGC Resources Ltd.
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

Mr. McRae is also a member of the Board of Governors of

Name and Municipality	Principal Occupation and Areas of Experience
of Residence
both Collingwood School in West Vancouver, and the Canadian Coast Guard Auxiliary – Pacific Region.
Jonathan Merriman San Francisco, CA USA	Mr. Merriman has been a director of Leading Brands, Inc. since January 1999. He is also the Chairman and CEO of Merriman Curhan Ford & Co., a securities broker-dealer and investment bank.
Donna Higgins, CGA Port Coquitlam, BC Canada	Ms. Higgins is the Chief Financial Officer of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands USA, Inc. Prior to joining Leading Brands in 1999, Ms. Higgins held accounting and finance positions with both a large Pepsi bottler and regional beverage distributor.
Dave Read Edmonton AB Canada

Dave Read is the executive vice-president of Leading Brands of Canada, Inc.

Prior to joining Leading Brands in 1999, Mr. Read owned and operated (with a partner) distribution and food production companies. Those companies were sold to the Company in 1999.

Patrick (Pat) Wilson St. Jean sur Richelieu, QC Canada

Pat Wilson is the Sr. Vice President of Sales for Leading Brands of Canada, and the President of Leading Brands USA, Inc.

Prior to joining Leading Brands in 1999, Mr. Wilson held sales positions with a large manufacturer of food items in Canada as well as the USA.

Bill Franklin West Vancouver, BC Canada	Bill Franklin is the Senior Vice-President of Operations for Leading Brands of Canada, Inc. Bill is a professional engineer and MBA with diverse and extensive experience in plant management and operations.

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

Directors are also compensated for their services in their capacity as directors by the granting from time to time of stock options. During the most recently completed financial year, no stock options were granted to directors.

BBI Holdings Inc. (“BBI”), which is controlled by Mr. McRae, receives $6,153 USD per month for consulting services provided by Mr. McRae and another director of BBI.

Compensation of Executive Officers

The following table is a summary of compensation paid to the CEO, CFO and the three most highly compensated officers (Named Executive Officers) for each of the Company’s three most recently completed fiscal years, converted to US dollars. Compensation for each Named Executive Officer is paid by the Company in Canadian dollars. As the Canadian:US dollar exchange rate has increased by 5% during the fiscal year ended February 28, 2007, that may imply an increase in compensation when none has occurred in Canadian dollars, or otherwise exaggerate any actual Canadian dollar increase.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the year (#)	Life insurance premiums (US$)
Ralph McRae, Chairman, President and CEO	2007 2006 2005	nil nil nil	nil nil nil	450,070(1) 73,840(1) 400,400(1) 70,070(1) 372,439(1) 65,177(1)	nil 500,000 (2) nil	1,334 1,101 965

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the year (#)	Life insurance premiums (US$)
Donna Higgins, CFO	2007 2006 2005	138,618 125,125 106,688	nil nil nil	nil nil nil	nil 50,000(3) 20,000(4) 30,000(5)	1,262 995 807
Dave Read, Executive Vice President	2007 2006 2005	nil nil nil	nil nil nil	183,488(6) 210,887(6) 238,071(6)	nil 50,000(7) 100,000(8)	nil nil nil
Patrick Wilson, Sr. VP of Sales	2007 2006 2005	180,900 160,951 146,195	nil nil nil	nil nil nil	nil nil 112,500(9)	1,333 1,142 978
Bill Franklin Sr. VP Operations	2007	86,941(10)	nil	nil	75,000	712

(1)

McRae Ventures, Inc., a company with a director in common with the Company, received $450,070 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives US$6,153 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.

(2)	In June 2005, 500,000 previously granted options @ US$1.00 were extended for a further 14-month period @ US$1.19. The expiry date was October 28, 2006.
(3)	In June 2005, 50,000 previously granted options @ US$1.00 were extended for a further 14.5-month period @ US$1.19. The expiry date was October 28, 2006.
(4)	In March 2004, 20,000 previously granted options @US$1.00 were extended for a further 5-year period, expiring April 30, 2009.
(5)	30,000 previously granted options @ US$1.00 expired Jan.25, 2005 and 30,000 options @ US$1.04 were granted July 15, 2004.
(6)	VE Services, a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.
(7)	In June 2005, 50,000 previously granted options @ US$1.00 were extended for a further 9-month period @ US$1.19. The expiry date was October 28, 2006.
(8)

In March 2004, 50,000 previously granted options @ US$1.00 were extended for a further 5-year period, expiring July 2, 2009 and 50,000 previously granted options @ US$1.00 were extended for a further 5-year period, expiring August 27, 2009.

(9)	92,500 previously granted options @ US$1.00 expired Nov. 3, 2004 and 92,500 options @ US$1.04 were granted July 15, 2004 and 20,000 options @ US$1.10 were granted Mar. 1, 2004.
(10)	Mr. Franklin was hired as Senior VP of Operations in August, 2006. This amount represents 6.5 months during the fiscal year ended February 28, 2007.

No amounts have been set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or officers of the Company.

C.	Board practices.

1.

The Company has 7 directors, divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Served Since
Ralph D. McRae	I	July/04 to July/07	March 1996
Jonathan Merriman	I	July/04 to July/07	January 1999
Douglas Carlson	II	Aug/05 to Aug/08	June 1999
Iain J. Harris	II	Aug/05 to Aug/08	May 1996
David P. Bowra	III	Jun/06 to Jun/09	September 2005
Peter Buckley	III	Jun/06 to Jun/09	August 1997
R. Thomas Gaglardi	III	Jun/06 to Jun/09	October 1998

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

Peter Buckley
David Bowra
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
officers of the Company. Compensation matters may also be reviewed and approved by the entire board of directors.

As of May 1, 2007 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Donna Higgins	Chief Financial Officer

D.	Employees.

Following are the number of employees of the Company for the past 3 financial years:

	February 28, 2007	February 28, 2006	February 28, 2005
Canada	151	177	186
United States	7	2	2

E.	Share ownership.

1.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the board of directors, and subject to shareholder approval.

As of February 28, 2007, there were 1,771,077 issued and outstanding options, with a weighted average exercise price of $1.43

As of May 1, 2007 there were 1,684,243 issued and outstanding options, with a weighted average exercise price of $1.41. Of the total stock options granted, 1,110,952 have vested and are available for exercise as at May 1, 2007.

The following table provides share ownership information with respect to the directors and officers listed in subsection 6.B above, as at May 1, 2007.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price	Expiration Date
Ralph McRae	836,359 (5.09%)	500,000	Mar.1, 2000	1.00	Mar.1, 2010
Donna Higgins	<1%	20,000 30,000 25,000	Jun.8, 1999 July 15, 2004 Aug.26, 2003	1.00 1.04 1.29	Apr.30, 2009 July 15, 2014 Aug.26, 2008
Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price	Expiration Date
Dave Read	< 1%	21,667	Aug.26, 2003	1.29	Aug.26, 2008
Patrick Wilson	< 1%	20,000 67,500	Mar. 1, 2004 July 15, 2004	1.10 1.04	Mar.1, 2009 July 15, 2014
Bill Franklin	< 1%	75,000	August 8, 2006	4.99	August 8, 2016

(1)

The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

2.	There are no other arrangements for involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at May 1, 2007, the Company had 16,421,678 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 1, 2007:

(a)

Name of shareholder	Number of shares	Percentage of outstanding shares
Northland Properties (1)	2,020,626	12.3%
Ralph D. McRae(2)	836,359	5.09%

(1)	Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.
(2)	Ralph D. McRae is the Chairman, President and CEO of Leading Brands, Inc.

(b)

During the last fiscal year, Gilvest LP reduced its shareholdings of the Company from 864,000 to 114,000 – a reduction of 750,000 shares. Gilvest LP is related to Douglas Carlson, a director of Leading Brands, Inc.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 200 members showed that 10,744,664 of the Company’s common shares or 65.4% were held by 160 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

3.	To the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

4.

To the Company's knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in "street form".

B.	Related party transactions.

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2007 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as discussed in the compensation section and as follows:

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

	b)	Sandman Hotels and Moxie’s Restaurants, companies with a director in common with the Company, supplied services in the amount of $22,130.

	c)	Northwest Waste Systems, a company related to a director and officer of the Company, supplied services in the amount of $10,587.

	d)	Mountain Spring Water Company, a company with a director and officer in common, purchased water from the Company’s spring site in the amount of $15,691.

2.	There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information.

The following financial statements for the year ended February 28, 2007 are included in this report:

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

A-8.

Dividend Distributions

The Company will consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.	Significant Changes since the date of the annual financial statements.

None

Item 9. – The Offer and Listing.

Note: For an Annual Report, only the information called for by Items 9.A.4 and 9.C is required.

A.	Offer and listing details.

4. Following is information regarding the price history of the stock on the Nasdaq Capital Market, in United States dollars:

(a) for the five most recent full financial years:

Period	High $	Low $
March 1, 2006 to Feb. 28, 2007	7.09	1.45
March 1, 2005 to Feb. 28, 2006	1.75	0.71

March 1, 2004 to Feb. 28, 2005	1.75	0.78
March 1, 2003 to Feb. 29, 2004	2.49	0.91
March 1, 2002 to Feb. 28, 2003	4.14	1.52

(b) for each full financial quarter of the two most recent full financial years:

Period	High $	Low $
4th Quarter of Fiscal 2006 Dec. 1, 2006 – Feb. 28, 2007	4.41	1.84
3rd Quarter of Fiscal 2006 Sept. 1, 2006 – Nov.30, 2006	5.98	2.85
2nd Quarter of Fiscal 2006 June 1, 2006 – Aug. 31, 2006	7.09	2.67
1st Quarter of Fiscal 2006 Mar. 1, 2006– May 31, 2006	4.18	1.45
4th Quarter of Fiscal 2005 Dec. 1, 2005 – Feb. 28, 2006	1.60	0.90
3rd Quarter of Fiscal 2005 Sept. 1, 2005 – Nov.30, 2005	1.42	0.85
2nd Quarter of Fiscal 2005 June 1, 2005 – Aug. 31, 2005	1.75	1.01
1st Quarter of Fiscal 2005 Mar. 1, 2005– May 31, 2005	1.24	0.71

(c)	for the most recent six months:

Period	High $	Low $
April 1 - 30, 2007	3.09	2.30
March 1 – 31, 2007	3.74	2.34
February 1 – 28, 2007	2.65	1.84
January 1 – 31, 2007	3.80	2.11
December 1 – 31, 2006	4.41	3.10
November 1 – 30, 2006	4.00	2.85

C.	Markets.

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

Taxation on Dividends

Generally, cash dividends paid or deemed to be paid by a Canadian-corporation to non- resident shareholders are subject to a withholding tax of 25% (unless an income tax convention applies to reduce the withholding tax rate to some other amount). Dividends paid to US residents are subject to a withholding tax of 15%, and dividends paid to a US resident company which owns 10% or more of the voting shares of the Canadian corporation are subject to a withholding tax of 5%. Dividends paid by a Canadian corporation to shareholders resident in Canada are not subject to withholding tax.

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

This item is not applicable.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The table below shows the long-term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE

LONG TERM DEBT	Lease	Note Payable
Interest Rate	6.35%	8.0%
Principal at February 28, 2007	348,238	93,144
Principal payments by year:
2008	49,575	93,144
2009	52,911

2010	56,473
2011	60,274
2012	129,005
2013 and thereafter	-
TOTAL	348,238	93,144

The fair value of this debt decreases as market interest rates increase. The fair value of this debt is estimated at $440,000 as at February 28, 2007 as disclosed in note 18(a) of the financial statements.

VARIABLE INTEREST RATE

DEBT	Operating Loan	Term Loan	Lease advance
Interest Rate	prime + 0.75% to 1.25%	prime + 1.0%	prime + 1.0%
Principal at February 28, 2007	3,356,721	3,694,736	485,230
Principal payments by year:
2008		578,631	-
2009		620,178	55,310
2010		665,702	59,408
2011		1,830,225	63,701
2012		-	68,308
2013 and thereafter		-	238,503
TOTAL	-	3,694,736	485,230

The fair value of this debt is equal to the book amount. Future cash flows will be adversely impacted by interest rate increases.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable for an Annual Report.

P A R T II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	There were no material modifications to the rights of the Company’s shareholders during the fiscal year ended February 28, 2007, except as follows:

At the Company’s Annual Meeting on June 28, 2006, shareholders approved the renewal of the Company’s Shareholder Rights Plan. A copy of this Plan was filed on EDGAR on July 11, 2006 and is incorporated by reference.

B.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2007.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. - Controls and Procedures.

Based on their evaluation as of February 28, 2007, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Act”) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is:

  recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms regarding required disclosure; and

  accumulated and communicated to the Company’s management, including the Chief Executive and Chief Financial officer, to allow timely decisions regarding required disclosure.

There were no changes in the Company’s internal controls during the period covered by this annual report that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. – Audit Committee Financial Expert.

The Company’s Board of Directors has determined that the Company has two audit committee financial experts, Mr. David Bowra, and Mr. Iain Harris, serving on its audit committee. Both Mr. Bowra and Mr. Harris are independent directors. For details on their professional careers, see “Item 6. Directors, Senior Management and Employees”.

Item 16B. – Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s directors, officers and employees. A copy of this Code was filed on EDGAR on June 1, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at Suite 1800 – 1500 W. Georgia Street, Vancouver BC Canada V6G 2Z6, or electronically to “info@Lbix.com”.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2007 and February 28, 2006 totaled $101,655 and $114,529 respectively.

b)	Audit-Related Fees - Audit related fees billed for the fiscal year ended February 28, 2007 and February 28, 2006 totaled $Nil and $Nil respectively.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 28, 2007 and February 28, 2006 totaled $13,186 and $10,427 respectively.

d)	All Other Fees – Other fees billed for the fiscal year ended February 28, 2007 and February 28, 2006 totaled $Nil and $Nil respectively.

e)

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

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

P A R T III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the years ended February 28, 2007, February 28, 2006, and February 28, 2005 are attached to this report.

Item 18. – Financial Statements.

Not applicable.

Item 19. – Exhibits.

Exhibit No. Description

1.1	Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filings.

2.1	Information Circular dated May 10, 2007.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 25 2007

Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2007 and 2006
(Expressed in US Dollars)

Contents
Independent Auditors’ Report

Comments by Auditors for US Readers on Canada – United States Reporting Differences

Consolidated Financial Statements

Balance Sheets

Statements of Income (Loss) and Deficit

Statements of Cash Flows

Summary of Significant Accounting Policies

Notes to the Financial Statements

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 28, 2007 and 2006 and the Consolidated Statements of Income (Loss) and Deficit and Cash Flows for each of the years in the three-year period ended February 28, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
May 22, 2007

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Comments by Auditors for US Readers on Canada –
United States Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 1 for stock-based compensation in 2005. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report dated May 22, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors’ report when it is adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
May 22, 2007

	Leading Brands, Inc.
	Consolidated Balance Sheets
	(Expressed in US Dollars)

As at February 28	2007	2006

Assets

Current
Accounts receivable (Note 18(b))	$3,400,977	$3,256,711
Inventory (Note 2)	5,723,926	4,127,551
Prepaid expenses and deposits (Note 7)	814,340	737,820
Future income taxes – current (Note 15)	-	299,137

	9,939,243	8,421,219

Property, plant and equipment (Note 3)	7,175,225	9,970,301
Trademarks and rights (Note 4)	93,144	95,865
Goodwill (Note 5)	2,866,766	2,950,504
Deferred costs (Note 6)	5,610	72,004
Other	-	43,991
Future income taxes – long term (Note 15)	3,892,603	2,269,677

Total Assets	$23,972,591	$23,823,561

Liabilities and Shareholders’ Equity

Liabilities

Current
Bank indebtedness (Note 8)	$3,356,721	$2,617,294
Accounts payable and accrued liabilities	6,457,805	5,440,685
Current portion of long-term debt (Note 9)	721,350	670,794

	10,535,876	8,728,773

Long-term debt (Note 9)	3,899,998	3,781,375

	14,435,874	12,510,148

Shareholders’ Equity
Share Capital
Authorized (Note 10(a))
500,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued
16,400,845 common shares (2006 – 15,084,068)
(Note 10(b))	27,403,161	25,835,587
Contributed surplus (Note 11)	2,162,885	1,593,258
Currency translation adjustment	2,535,541	2,894,754
Deficit	(22,564,870)	(19,010,186)

	9,536,717	11,313,413

Total Liabilities and Shareholders’ Equity	$23,972,591	$23,823,561

Approved on behalf of the Board:

/s/ Ralph McRae	Director

/s/ Peter Buckley	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

		Leading Brands, Inc.
Consolidated Statements of Income (Loss) and Deficit
		(Expressed in US Dollars)

For the year ended February 28	2007	2006	2005

Gross Sales	$50,368,203	$39,293,726	$34,415,849
Less: Discounts, rebates and slotting fees	(4,609,878)	(2,534,860)	(849,645)
Net Sales	45,758,325	36,758,866	33,566,204

Expenses (income)
Cost of sales	33,496,213	26,666,072	23,543,348
Selling, general and administrative	12,875,096	10,044,862	8,576,241
Amortization of property, plant and equipment	864,381	858,020	878,770
Amortization of deferred costs and other	66,172	93,489	80,768
Interest on long-term debt	291,101	188,421	202,687
Interest on current debt	174,602	155,067	112,483
Gain on contract settlements (Note 14)	(219,761)	-	(695,585)
Impairment of, property, plant and equipment
(Note 3)	3,168,698	-	-
Loss on sale of assets	32,528	26,582	43,590
	50,749,030	38,032,513	32,742,302
Income (loss) before income taxes	(4,990,705)	(1,273,647)	823,902

Income taxes recovery (expense) (Note 15)	1,436,021	(1,781)	(198,259)
Net income (loss) for the year	(3,554,684)	(1,275,428)	625,643
Deficit, beginning of year, as previously reported	(19,010,186)	(17,734,758)	(17,524,051)
Adjustment for change in accounting policy
(Note 1)	-	-	(836,350)
Deficit, beginning of year, as restated	(19,010,186)	(17,734,758)	(18,360,401)
Deficit, end of year	$(22,564,870)	$(19,010,186)	$(17,734,758)

Earnings (loss) per share (Note 10(h))
Basic	$(0.23)	$(0.08)	$0.04
Diluted	$(0.23)	$(0.08)	$0.04

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

		Leading Brands, Inc.
	Consolidated Statements of Cash Flows
		(Expressed in US Dollars)

For the year ended February 28	2007	2006	2005

Cash provided by (used in)

Operating activities
Net income (loss) for the year	$(3,554,684)	$(1,275,428)	$625,643
Items not involving cash
Amortization of property, plant and	864,381	858,020	878,770
equipment
Amortization of deferred costs and other	66,172	93,489	80,768
Loss on sale of assets	32,528	26,582	43,590
Impairment of property, plant and equipment
(Note 3)	3,168,698	-	-
Stock based compensation expense	569,627	296,125	306,412
Future income taxes	(1,436,227)	771	201,949
Changes in non-cash operating working
capital items (Note 16)	(900,941)	(166,681)	(366,976)

	(1,190,446)	(167,122)	1,770,156
Investing activities
Purchase of property, plant and equipment	(1,585,002)	(182,385)	(256,329)
Proceeds on sale of assets	147,997	58,136	40,715
Expenditures on deferred costs	-	-	(75,065)

	(1,437,005)	(124,249)	(290,679)
Financing activities
Increase (decrease) in bank indebtedness	755,977	7,472	(719,536)
Issuance of common shares	1,567,574	35,769	4,439
Proceeds from issuance of long-term debt	879,399	1,099,762	363,829
Repayment of long-term debt	(575,499)	(851,632)	(1,128,209)

	2,627,451	291,371	(1,479,477)

Cash, beginning and end of year	$-	$-	$-

Supplementary disclosure of cash flow
Information

Cash paid during the year
Income tax payments (recovery), net	$206	$1,010	$(3,690)
Interest paid	$472,134	$343,697	$315,476

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 20. Details of the significant accounting policies are as follows:

Nature of Business

Leading Brands, Inc. and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverages and food products across North America. The Company primarily operates in the following integrated activities: beverage packaging, food and beverage sales and distribution, as well as brand licensing and development.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned Canadian and United States subsidiaries, together with a 90.5% interest (2006 – 90.5%) in KERT Technologies, Inc. and a 97% (2006 – 97%) interest in Quick, Inc. All intercompany transactions and balances have been eliminated. The Company fully consolidated KERT Technologies, Inc, and Quick, Inc. and recorded its minority interest, however since the minority interest’s proportionate loss is in excess of the minority interest’s contribution, the loss has been absorbed by the Company. Accordingly, no minority interests appear on the Company’s consolidated balance sheets and statements of income (loss) and deficit and cash flows.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require significant management judgment regarding the ability to collect the amounts due

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and net realizable value.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

Property, plant and equipment	Property, plant and equipment and assets under capital leases are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Property, plant and equipment and assets under capital leases are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	7% to 20%
Buildings	5%
Automotive equipment	20%
Land improvements	8%
Furniture and fixtures and computer
hardware and software	20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the recoverabilitiy of the property, plant and equipment. Property, plant and equipment are written down when their carrying value is not recoverable.

Software Development for Internal Use	Software development costs including costs related to acquired software which are expected to provide future benefits with reasonable certainty are deferred and amortized as described above.

Deferred Charges

Start-up costs are amortized over a five year period, from the time when commercial operations of the applicable business units commence. Certain new product promotion and launch costs are deferred and amortized over 36 months commencing with the date of launch of the related product.

Management periodically performs a review of the related undiscounted future operating cash flows to assess the valuation of deferred costs. Deferred costs are written down when a permanent and significant impairment in their value has occurred.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured. The Company records shipping and handling revenue as a component of sales revenue. Incentives offered to customers including rebates, cash discounts, and volume discounts are recorded as a reduction of net sales when the sales are recognized.

Commencing the fiscal year ended February 28, 2006, slotting fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers. Management has determined, the effect of adoption of this new accounting policy does not have a significant effect on prior year comparative figures.

Foreign Currency Translation and Transactions

The functional currency of the Company is the Canadian dollar. These financial statements are reported in US dollars for the convenience of US readers. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities, including intercompany balances, have been translated into Canadian dollars at the year end exchange rate. All such exchange gains and losses are included directly in earnings.

Assets and liabilities of the Company’s operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year- end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value include accounts  receivable, inventory, property, plant and equipment, goodwill, future income taxes and stock based compensation.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. See Note 1 for details on the change in Accounting Policy regarding stock-based compensation in fiscal 2005.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

Goodwill and Other Intangible Assets

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

Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance (Note 15).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

Leases

Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risks of ownership to the leasee. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of the lease payment is charged to expense.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

1.	Change in Accounting Policy, Fiscal 2005

Stock Based Compensation

Effective March 1, 2004, the Company has retroactively adopted, without restatement, the new recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after March 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options granted to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit and contributed surplus as of March 1, 2004 by $836,350.

2.	Inventory

	2007	2006
Finished goods	$3,495,923	$2,896,971
Raw materials	2,228,003	1,230,580
	$5,723,926	$4,127,551

3.	Property, Plant and Equipment

			2007	2006

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$9,579,026	$4,893,649	$4,685,377	$7,446,462
Buildings	1,646,388	802,691	843,697	914,044
Automotive equipment	536,645	190,236	346,409	167,499
Land	370,673	-	370,673	381,500
Land improvements	379,649	244,528	135,121	151,160
Leasehold improvements	97,851	76,842	21,009	37,916
Furniture and fixtures	546,076	434,369	111,707	123,159
Computer hardware and
software	2,254,971	1,593,739	661,232	748,561

	$15,411,279	$8,236,054	$7,175,225	$9,970,301

Property plant and equipment includes equipment acquired under outstanding capital leases of $616,590 (2006 – $Nil). Accumulated amortization of assets acquired under capital leases is $8,632 (2006 – $Nil). The Company recorded an impairment of property plant and equipment values in the amount of $3,168,698 related to the closure of the Richmond bottling plant.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

4.	Trademarks and Rights

	2007	2006
Trademarks and rights	$272,290	$280,244
Less accumulated amortization	(179,146)	(184,379)
	$93,144	$95,865

The change in the net book value of trademarks and rights from the prior year was due to foreign currency translation adjustment.

5.	Goodwill

	2007	2006
Goodwill	$3,757,907	$3,867,675
Less accumulated amortization	(891,141)	(917,171)
	$2,866,766	$2,950,504

The change in the goodwill balance from the prior year was due to translation adjustments. Goodwill is not subject to amortization but is subject to an annual assessment for impairment by applying a fair value test. Any impairment in the value of goodwill would be charged to income.

6.	Deferred Costs

	2007	2006
Product development costs	$106,226	$111,528
Start up costs	154,304	158,812
	260,530	270,340
Less: accumulated amortization	(254,920)	(198,336)
	$5,610	$72,004

7.	Prepaid Expenses and Deposits

	2007	2006
Slotting fees	$528,018	$483,173
Insurance premiums	75,113	78,984
Rental deposits and other	211,209	175,663
	$814,340	$737,820

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

8.	Bank Indebtedness

	2007	2006
Bank indebtedness	$3,356,721	$2,617,294

The Company has a demand revolving operating bank loan with a credit limit of $4,701,658 (2006 - $4,838,993). Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75% - 1.25% (2006 - 0.75 -1.25%) . The bank prime rate at February 28, 2007 was 6.00% (2006 – 5.25%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes the demand revolving operating bank loan of $2,765,874 (2006 - $2,244,934) and un-presented cheques of $696,916 (2006 - $388,647) and is net of cash of $106,069 (2006 - $16,287).

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was not in compliance with the current ratio and the tangible net worth covenants at February 28, 2007. If the Company fails to comply with the current ratio covenant the Company is required to pay an additional monthly service charge in the amount of $5,000 Canadian until the covenant is in compliance.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

9.	Long-term Debt

		2007	2006

a)	Bank loan, principal and interest repayable at $68,259 per month, collateralized similar to the operating bank loan, as described in Note 8, with interest at a rate of bank prime plus 1%, renewable on February 1, 2011.	$3,694,736	$3,750,530

b)	Mortgage, principal and interest repayable at $5,408 per month including interest at a one-year fixed rate of 5.61% per annum, collateralized by a first mortgage on certain land and buildings until May 1, 2006.This mortgage was retired and rolled into the term loan in May 2006.	-	605,774

c)	Capital lease, principal and interest repayable at $5,904 per month including interest at a five-year fixed rate of 6.35% per annum, collateralized by certain pieces of manufacturing equipment until October, 2011.	348,238	-

d)	Advance on equipment, repayable over 65 and 91 months from the date of final funding at an estimated rate of 6.025%, repayment schedule to be determined.	485,230	-

e)	Other	93,144	95,865

		4,621,348	4,452,169

	Less current portion	721,350	670,794

		$3,899,998	$3,781,375

Principal due over the remaining terms of the long-term debt is as follows:

2008	$721,350
2009	728,399
2010	781,583
2011	1,954,200
2012	197,313
2013 and thereafter	238,503

$4,621,348

The agreement with respect to the bank loan (Note 9(a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

10.	Share Capital

a)	Authorized share capital

	Number of Shares

	2007	2006

Common shares without par value	500,000,000	500,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

There are no preferred shares outstanding as at February 28, 2007 and 2006.

b)	Changes in Issued Common Share Capital

	Number of
	Common Shares	Amount
Issued as at March 1, 2004	15,040,169	$25,795,379
Issued for cash in connection with the exercise
of stock options	4,900	4,439
Issued as at February 28, 2005	15,045,069	25,799,818
Issued for cash in connection with the exercise
of stock options	38,999	35,769
Issued as at February 28, 2006	15,084,068	25,835,587
Issued for cash in connection with the exercise
of stock options	1,316,777	1,567,574
Issued as at February 28, 2007	16,400,845	$27,403,161

c)	Stock Options

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options generally begin vesting after 7 months at 7/60th of the total grant and continue to vest at 1/60th per month for a total of 60 months. The options generally have a life of 10 years. The Company does not have a formal stock option plan.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

10.	Share Capital - continued

d)	Stock Option Information

	Issued and	Weighted Average
	Outstanding Options	Exercise Price

Outstanding at March 1, 2004	3,002,186	1.15
Granted	867,500	1.04
Exercised	(4,900)	0.91
Forfeited	(150,000)	1.30
Expired	(739,267)	1.30

Outstanding at February 28, 2005	2,975,519	1.07
Granted	224,000	1.14
Exercised	(38,999)	0.92
Forfeited	(45,000)	1.29
Expired	(170,000)	1.00

Outstanding at February 28, 2006	2,945,520	1.13
Granted	175,000	4.58
Exercised	(1,316,777)	1.19
Forfeited	(32,666)	1.10

Outstanding at February 28, 2007	1,771,077	$1.43

The weighted average date-of-grant fair value of the options granted during 2007 was $4.22 (2006 - $1.05; 2005 - $1.34 per share) based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 11.

During the year ended February 28, 2006, the Company extended the term of 788,504 options for a period of nine to fifteen months, and changed the exercise price from $1.00 to $1.19, the market price on the date of extension.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

10.	Share Capital – continued

	e)	Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 28, 2007.

	Number of	Weighted Average		Number of
	Options	Remaining Contractual	Exercise	Shares
	Outstanding	Life (Years)	Price	Exercisable

	670,000	2.58	$ 1.00	670,000
	441,833	7.42	$ 1.04	237,625
	83,333	8.58	$ 1.20	11,667
	75,000	9.42	$ 4.99	-
	60,000	8.42	$ 1.25	20,000
	53,500	0.09	$ 1.70	50,501
	50,000	1.92	$ 1.47	50,000
	50,000	2.00	$ 1.10	25,000
	46,667	1.50	$ 1.29	16,667
	46,667	7.92	$ 0.81	10,667
	40,000	9.33	$ 4.93	5,332
	30,000	9.67	$ 3.68	-
	30,000	2.00	$ 1.02	9,167
	29,000	8.92	$ 1.07	6,283
	22,167	8.00	$ 0.83	583
	15,000	9.25	$ 2.57	2,250
	15,000	9.58	$ 5.41	-
	6,000	2.25	$ 1.49	1,333
	4,910	0.92	$ 2.20	2,911
	2,000	0.42	$ 2.38	1,000

February	1,771,077			1,120,986
28, 2007

February	2,945,520			2,129,898
28, 2006

February	2,975,519			2,115,980
28, 2005

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

10.	Share Capital – continued

	f)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding at February 28, 2005 and 2006	350,000	$1.14

Expired	(350,000)	1.14

Outstanding at February 28, 2007	-	$-

g)	Shareholder Protection Rights Plan

On August 26, 2003, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price.

At the Annual General Meeting on June 28, 2006 the Shareholder Protection Rights Plan was updated to reflect current industry standards and changes in legislation, and was extended for five years.

h)	Earnings (Loss) Per Common Share

The Company uses the “Treasury Stock Method” to calculate earnings (loss) per common share. Under this method basic earnings (loss) per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the outstanding stock options had been exercised at the beginning of the period.

Details of the numerator and denominator used in the calculation of earnings (loss) per share (“EPS”) are as follows:

	2007	2006	2005
Numerator
Net income (loss) available to common
shareholders	$(3,554,684)	$(1,275,428)	$625,643
Denominator
Weighted average basic shares outstanding	15,788,230	15,063,858	15,042,035
Effect of dilutive securities – stock options	-	-	90,645
Denominator for diluted EPS	15,788,230	15,063,858	15,132,680

For the year ended February 28, 2007 and 2006, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 1,771,077 and 3,295,520, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

11.	Stock-Based Compensation

	a)	The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2006	2006	2005

	3.98% to	3.70% to	2.98% to
Risk-free rate	4.63%	4.06%	4.47%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of
the Company’s common shares	104%	105%	115%
Weighted average expected life of the options
(months)	120	120	60

b)

In connection with the vesting of certain non-employees, employees and directors stock options for the year ended February 28, 2007, the Company has recorded stock option compensation of $569,627 (2006 - $296,125; 2005 - $306,412) which was credited to contributed surplus and expensed in the year.

12.	Commitments

a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments for the next five years and thereafter are as follows:

2008	$886,127
2009	330,999
2010	264,565
2011	264,565
2012	22,935
2113 and onward	-

Total future minimum lease payments	$1,769,191

b)

The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts. In addition, the Company has committed to purchase $608,000 worth of equipment.

13.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

14.	Gain on Contract Settlement

The Company recorded other income in the fiscal year ended February 28, 2007 of $219,761 (2006 - $Nil; 2005 - $695,585) from the termination of a bottling contract for the production of alcoholic beverages.

15.	Income Taxes

	2007	2006	2005
Current	$206	$1,010	$(3,690)
Future	(1,436,227)	771	201,949
	$(1,436,021)	$1,781	$198,259

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to income (loss) before income taxes was as follows for each of the years in the three year period ended February 28, 2007:

	2007	2006	2005

Income tax expense (recovery) computed
at basic Canadian statutory rates	(34.1)%	(34.1)%	35.6%
Effect of non-deductible amounts	3.9%	8.8%	50.3%
Recognition of future income tax expenses	0.0%	19.4%	86.9%
Recognized tax benefits	(4.2)%	(19.3)%	(62.4)%
Changes in valuation allowance	5.6%	25.2%	(86.3)%

	(28.8)%	0.0%	24.1%

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2007	2006
Operating and other losses carried forward	$3,865,091	$3,589,342
Property, plant and equipment	1,857,461	549,944
Trademark and deferred costs	137,433	118,850
Total future income tax assets	5,859,985	4,258,136
Valuation allowance	(1,967,382)	(1,689,322)
Net future income tax assets	3,892,603	2,568,814
Less: current portion	-	299,137
	$3,892,603	$2,269,677

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2007, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $10.3 million which can be applied against future earnings. The net operating loss carry forward amounts commence to expire in 2010.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

16.	Changes in Non-Cash Operating Working Capital Items

	2007	2006	2005

Non cash working capital related to
operations:
Accounts receivable	$ (243,394)	$ (774,773)	$ 1,560,005
Inventory	(1,762,021)	(984,234)	920,364
Prepaid expenses and deposits	(100,218)	(479,719)	9,773
Accounts payable and accrued liabilities	1,204,692	2,072,045	(2,857,118)

	$ (900,941)	$ (166,681)	$ (366,976)

17.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2007	2006	2005

i)	Incurred consulting fees with a company related by a director in common (the President)	$73,840	$70,070	$65,177

ii)	Incurred professional service fees with a company related by a director in common for the services of the President	$450,070	$400,400	$372,439

iii)	Incurred services from a company related by a director in common	$10,587	$13,919	$9,753

iv)	Sold water to a company with a director in common	$15,691	$11,620	$11,685

v)	Purchased product from a company with a director in common (not related ) after July 1, 2005	$-	$395,257	$250,126

vi)	Incurred consulting fees with a company related by an officer in common	$186,995	$210,887	$241,076

vii)	Incurred services from a company related by a director in common	$22,130	$12,606	$5,461

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

18.	Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk

	a)	Fair Value of Financial Instruments

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their respective fair values due to the short-term or demand nature of the instruments. The fair value of long-term debt has been estimated at $4,621,000 (2006 - $4,452,000).

	b)	Credit Risk

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the fiscal year ended February 28, 2007, the Company’s ten largest customers comprised approximately 67% (2006 - 74%; 2005 – 75%) of sales and no one customer comprised more than 18% (2006 - 19%; 2005 – 18%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $379,307 at February 28, 2007 and $248,461 at February 28, 2006.

	c)	Interest Rate Risk

The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

	d)	Foreign Exchange Risk

A portion of the Company’s accounts receivable and accounts payable are denominated in U.S. dollars and, as such, the Company is exposed to fluctuations between the US and Canadian dollars.

19.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company’s operations, assets and employees are located in Canada and export sales during all the years reported are less than 10%.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

a)	Adjustments to Consolidated Financial Statements

Adjustments to Consolidated Statements of Income (Loss)

	2007	2006	2005
Net income (loss) for the year, Canadian	$(3,554,684)	$(1,275,428)	$625,643
GAAP
Write-off product launch costs and certain	-	-	(75,065)
deferred costs based on SOP 98-5(i)
Amortization of deferred costs (i)	66,172	93,489	80,768
Fair value of options granted to employees (ii)	-	246,422	186,981
Compensation expense recorded on
application of FIN 44 (iii)	-	(294,031)	(35,543)
Net income (loss) for the year, US GAAP	(3,488,512)	(1,229,548)	782,784
Net income (loss) available to common
shareholders, US GAAP	$(3,488,512)	$(1,229,548)	$782,784
Basic and diluted earnings (loss) per
share, US GAAP	$(0.22)	$(0.08)	$0.05

Adjustments to Assets, Liabilities and Shareholders’ Equity

	2007	2006
Total assets, Canadian GAAP	$23,972,591	$23,823,561
Write-off product launch costs and certain
Deferred costs (i)	(5,610)	(72,004)
Write-off website development costs (iv)	(93,144)	(95,865)
Total assets, US GAAP	$23,873,837	$23,655,692

Total liabilities, Canadian and US GAAP	$14,435,874	$12,510,148
Total shareholders’ equity, Canadian GAAP	9,536,717	11,313,413
Change in deficit relating to:
Application of SOP 98-5 (i)	(5,610)	(72,004)
Application of EITF 00-2 (iv)	(93,144)	(95,865)
Total shareholders’ equity, US GAAP	9,437,963	11,145,544
Total liabilities and shareholders’ equity, US GAAP	$23,873,837	$23,655,692

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

a)	Adjustments to Consolidated Financial Statements – continued

	2007	2006	2005
Cash flows from operating activities
under Canadian GAAP	$(1,190,446)	$(167,122)	$1,770,156
Application of SOP 98-5 and EITF
00-2 (i), (iv)	-	-	(75,065)
Cash flows provided by (used in )
operating activities under US GAAP	$(1,190,446)	$(167,122)	$1,695,091
Cash flows used in investing
activities under Canadian GAAP	$(1,437,005)	$(124,249)	$(290,679)
Application of SOP 98-5 and EITF
00-2 (i), (iv)	-	-	75,065
Cash flows used in investing
activities under US GAAP	$(1,437,005)	$(124,249)	$(215,614)

i)	Product Launch and Deferred Costs

Under US GAAP, according to Statement of Position (“SOP”) 98-5, Reporting on the Costs of Start-Up Activities, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

During the year ended February 28, 2007, costs incurred in the development of a product and distribution network totaled $Nil (2006 - $Nil; 2005 - $75,065) which were capitalized under Canadian GAAP.

ii)	Stock based compensation

Effective March 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“SFAS”) 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation.” SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after March 1, 2006. Measurement and attribution of compensation cost for unvested awards at March 1, 2006, granted prior to the adoption of SFAS 123(R), are recognized based upon the provisions of SFAS 123. Prior to adoption, the Company applied the intrinsic value method to employee awards pursuant to APB 25 and related interpretations. Under the intrinsic value method, no stock-based compensation had been recognized as the exercise price of employee options equaled or exceeded the fair market value of the underlying stock at the date of grant.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

iii)	Compensation expense recorded on application of FIN 44

During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FIN 44, the resulting intrinsic value of the stock options in the amount of $Nil (2006 - $144,216; 2005 - $35,543) are recorded as compensation. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) is recorded in subsequent periods based on the fluctuation in the share price. Variable accounting, and application under FIN 44, ceased upon adoption of SFAS 123(R).

During the year ended February 28, 2006, the Company extended the term of 788,504 options for a period of nine to fifteen months. In addition, the Company also re-priced these stock options previously granted to various employees and directors. Under FIN 44, the resulting intrinsic value of the stock options in the amount of $149,815 is recorded as compensation. These options are subject to variable accounting, as such, compensation expense (recovery) is recorded in subsequent periods based on the fluctuations of share prices.

iv)

Under Emerging Issues Task Force Issue No. 00-2 (“EITF 00-2”), Accounting for Website Development Cost in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

v)	New Accounting Pronouncements

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

v)	New Accounting Pronouncements - continued

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

In March 2006, the Emerging Issues Task Force published Abstracts No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”) which requires a policy be adopted to present externally imposed taxes on revenue-producing transactions on either a gross or net basis. Gross or net presentation may be elected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of this issue would include taxes that are imposed on a revenue transaction between a seller and a customer. EITF 06-3 is effective in interim and annual financial periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to have a material impact on the Company’s financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

b)	Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2007	2006	2005

Net income (loss) available to common	$(3,488,512)	$(1,229,548)	$782,784
shareholders, US GAAP
Other comprehensive income:
Foreign currency translation
adjustments	(359,213)	1,021,400	988,704

Comprehensive income (loss), US GAAP	$(3,847,725)	$(208,148)	$1,771,488