Form 20-F
period 2008-02-29
LEADING BRANDS INC
filed 2008-05-30
CIK 884247

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 U.S.A.

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 29, 2008

 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission File No. 0-19884

LEADING BRANDS, INC.
[Exact name of Registrant as specified in its charter]

Not Applicable
[Translation of Registrant's name into English]

British Columbia, Canada
[Jurisdiction of incorporation or organization]

Suite 1800 – 1500 West Georgia Street, Vancouver, BC Canada V6G 2Z6
[Address of principal executive offices]

Marilyn Kerzner, Director of Corporate Affairs
Phone Number: 604-685-5200
Suite 1800 - 1500 West Georgia Street
Vancouver, British Columbia Canada V6G 2Z6
(Name, telephone, e-mail or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares Without Par Value

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

February 29, 2008 –19,958,124, Common Shares without par value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [ ] No [ X ]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes [ X ] No [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]                           International Financial Reporting Standards as issued  by the International Accounting Standards Board [ ]                      Other [ X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 [ X ] Item 18 [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes [ ] No [ X ]

Index to Exhibits on Page 50

Securities and Exchange Commission
Washington, D.C. 20549 U.S.A.
Form 20-F
For the fiscal year ended February 29, 2008
Commission File No. 0-19884
Leading Brands, Inc.
Index

P A R T I

Item 1. – Identity of Directors, Senior Management and Advisers

This item is not applicable for an Annual Report.

Item 2. – Offer Statistics and Expected Timetable

This item is not applicable for an Annual Report.

Item 3. – Key Information A. Selected financial data.

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to Leading Brands, Inc. (the “Company” or “Leading Brands”), for the periods indicated. It should be read in conjunction with this Annual Report and the Company's consolidated financial statements listed in Item 17 of this Annual Report. The following table is derived from, and is qualified by, the Company's financial statements and the notes thereto which have been prepared in accordance with generally accepted accounting principles in Canada.

Unless otherwise specified, all amounts set out in this Annual Report are expressed in United States dollars.

	YEAR ENDED Feb. 29, 2008	YEAR ENDED Feb. 28, 2007	YEAR ENDED Feb. 28, 2006	YEAR ENDED Feb. 28, 2005	YEAR ENDED Feb. 29, 2004
Net sales / operating revenue	$31,121,675	$45,758,325	$36,758,866	$33,566,204	$40,796,926
Net Income (loss)	($5,414,761)	($3,554,684)	($1,275,428)	$625,643	($1,847,490)
Net Income (loss) per share	($0.29)	($0.23)	($0.08)	$0.04	($0.12)
Total assets	$28,335,995	$23,972,591	$23,823,561	$20,609,242	$22,320,335
Net assets	$15,952,175	$9,536,717	$11,313,413	$11,235,547	$9,310,349
Share Capital	$32,680,978	$27,403,161	$25,835,587	$25,799,818	$25,795,379
Long-term Obligations	$5,025,821	$3,899,998	$3,781,375	$2,913,843	$3,443,512
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average number of common shares outstanding	18,412,993	15,788,230	15,063,858	15,042,035	14,949,575

For all years presented, diluted earnings (loss) per share was the same as basic earnings per share.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in note 18 of the Company’s consolidated financial statements for the fiscal year ended February 29, 2008. The selected financial data should be read in conjunction with the Company’s consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

	YEAR ENDED Feb. 29, 2008	YEAR ENDED Feb. 28, 2007	YEAR ENDED Feb. 28, 2006	YEAR ENDED Feb. 28, 2005	YEAR ENDED Feb. 29, 2004
Net sales / operating revenue	$31,121,675	$45,758,325	$36,758,866	$33,566,204	$40,796,926
Net Income (loss)	($5,408,492)	($3,488,512)	($1,229,548)	$782,784	($238,539)
Net Income (loss) per share	($0.29)	($0.22)	($0.08)	$0.05	($0.02)
Total assets	$28,225,308	$23,873,837	$23,655,692	$20,363,701	$22,088,079
Net assets	$15,841,488	$9,437,963	$11,145,544	$10,990,006	$9,078,093
Share Capital	$32,680,978	$27,403,161	$25,835,587	$25,799,818	$25,795,379
Long-term Obligations	$5,025,821	$3,899,998	$3,781,375	$2,913,843	$3,443,512
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

The difference between the loss of $5,414,761 under Canadian GAAP versus the loss of $5,408,492 under US GAAP for the year ended February 29, 2008 is the amortization of deferred costs previously expensed under US GAAP. Please refer to Note 18 of our February 29, 2008 consolidated financial statements in Item 17 of this annual report which describes the nature and extent of differences between US and Canadian GAAP as it pertains to our company.

For all years presented, the diluted earnings (loss) per share was the same as basic earnings per share.

3.	Exchange Rates

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. Assets and liabilities have been translated using the rate in effect at the fiscal year end ($1 US = 0.9844 Canadian dollars), while revenues and expenses have been translated at the average rate for the fiscal year ($1 US = 1.0468 Canadian dollars).

Exchange Rate – May 1, 2008: 1.0193

Exchange rates for the previous six months, $1 US equivalent to the following in Canadian dollars:

	April 1-30, 2008	March 1-31, 2008	Feb. 1-29, 2008	Jan. 1-31, 2008	Dec. 1-31, 2007	Nov. 1-30, 2007
High	1.0234	1.0265	1.0171	1.0329	1.0201	1.0000
Low	1.0014	0.9856	0.9765	0.9909	0.9805	0.9215
Average	1.0131	1.0025	0.9999	1.0112	1.0031	0.9680
End of Period	1.0072	1.0265	0.9844	1.0038	0.9913	1.0000

Exchange rates for the five most recent financial years:

	Mar. 1, 2007 to Feb.29, 2008	Mar. 1, 2006 to Feb.28, 2007	Mar. 1, 2005 to Feb.28, 2006	Mar. 1, 2004 to Feb.28, 2005	Mar. 1, 2003 to Feb.29, 2004
High	1.1806	1.1855	1.2696	1.3957	1.4944
Low	0.9215	1.0983	1.1366	1.1759	1.2712
Average	1.0468	1.1376	1.1988	1.2888	1.3657
End of Period	0.9844	1.1698	1.1366	1.2335	1.3357

B.	Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.	Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.	Risk factors.

Risks Related To Our Business

Exchange rates

Our operations are carried out primarily in Canada and in the United States. The Company purchases certain raw materials and goods priced in U.S. dollars for resale in Canada and also sells certain products, manufactured in Canada, into the U.S. As a result, the Company is vulnerable to exchange rate fluctuations and it does not presently use any financial instruments to hedge foreign currency fluctuations. Consequently, a significant increase in the value of the U.S. dollar in relation to the Canadian dollar would negatively impact our earnings.

Critical supply

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply or an increase in pricing would have a negative impact on production and our earnings.

Distribution contracts

The Company holds exclusive distribution contracts for Canada with certain suppliers. If certain of these distribution contracts were terminated, it would have a negative impact on our earnings.

Use of independent distributors

We rely on the distribution services of independent distributors in order to distribute and sell some of our beverage products to retailers and consumers. If certain of these distributors were to stop distributing our products, it would have a negative impact on our earnings.

Competition

Increased consolidations of our competitors with and into larger companies, market place competition, and competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth.

Laws and regulations

Changes in laws and regulations could negatively affect our operations. For example:

  the Company has significant tax loss carry forwards available and a change in legislation affecting these losses would negatively impact future earnings;
  changes in environmental laws affecting beverage containers could add costs to the Company’s operations and/or could decrease consumer demand for the Company’s products; and
  changes in laws and regulations, such as those of the Food and Drug Administration, could affect the way in which our products are marketed and produced.

Trademarks and copyrights

The Company holds a number of trademarks and copyrights relating to certain significant products. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights and any significant infringement could adversely affect our business.

Operating losses

Historically, the Company has had periods of unprofitable operations. The Company’s bottling operations are relatively capital intensive and in periods of low volumes, such as during seasonal fluctuations, fixed costs can result in operating losses.

Customers

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 33% of revenue and the ten largest customers comprising 64% of revenue. The loss of certain major customers would have a negative impact on earnings.

Dependence on key management employees

Our business is dependent upon the continued support of existing senior management, including Ralph D. McRae who is the Chairman, President and Chief Executive Officer and a director of the Company. Mr. McRae has been with Leading Brands since March 1996, and he has been responsible for our business planning, corporate and brand initiatives and financings. The loss of Mr. McRae, or any key members of our existing management, could adversely affect our business and prospects.

Possible conflicts of interest of directors, officers, and other members of management

Certain of our directors, officers, and other members of management presently serve as directors, officers, promoters or members of management of other companies and therefore it is possible that a conflict may arise between their duties to Leading Brands and their duties to such other companies. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Other risks related to our business

  The effectiveness and success of the Company’s marketing programs, especially for newer brands such as TrueBlue ® , LiteBlue ® , STOKED™ Energy Drinks, DIE HARD™ Sports Energy Drink, and Infinite Health™ Water.
  Changes in consumer tastes and preferences and market demand for new and existing products;
  Changes in general economic and business conditions; and
  Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Risks Related To Our Industry

Size and resources of competitors

Leading Brands competes, to some degree, with other larger companies in the beverage industry. Some of these competitors have substantially greater marketing, cash, distribution, production, technical and other resources than the Company.

Our industry is subject to various regulations and we must be in compliance with current and changing rules and regulations

The production and marketing of our beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial condition and operations. Similarly, any adverse publicity associated with any non-compliance may damage our reputation and our ability to successfully market our products.

Risks Related To Our Capital Stock

Our common shares have experienced significant price volatility

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of $0.71 to a high of $7.09 during the five years from March 1, 2003 to February 29, 2008. During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares.

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX”. As of February 29, 2008, there were 19,958,124 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

In order to maintain our current status as a “foreign private issuer" (as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act")), where more than 50 percent of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the U.S., or (iii) our business being principally administered in the U.S. If we were to lose our “foreign private issuer” status:

  we would no longer be exempt from certain of the provisions of U.S. securities laws such as, Regulation FD and the Section 16 short swing profit rules;
  we would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20- F and 6-K.;
  we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;
  we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers; and
  if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the Securities and Exchange Commission as a condition to any such financing.

We are incorporated in British Columbia, Canada, some of our directors and officers live in Canada, and most of our assets are in Canada, and as such investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers

We are a corporation existing under the laws of British Columbia, most of our directors and officers are citizens of Canada and the majority of our assets and operations are located outside of the United States. It may not be possible for shareholders to enforce, in Canada, judgments against us obtained in the United States, including actions predicated upon the civil liability provisions of the United States federal securities laws.

While reciprocal enforcement of judgment legislation exists between Canada and the United States, we and our insiders may have defenses available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. As such, there is uncertainty as to whether Canadian courts would enforce (a) judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the United States federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or such persons predicated upon the United States federal and state securities laws. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

We may be deemed to be a controlled foreign corporation or a passive foreign investment company under the Internal Revenue Code of 1986, as amended (the “Code”)

If more than 50% of the voting power of all of our classes of shares or total value of our shares is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (“U.S. Shareholders”), each of which owns 10% or more of the total combined voting power of all of our classes of shares (“10% U.S. Shareholders”), we could be treated as a “controlled foreign corporation," as such term is defined under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of our “Subpart F income" (as specifically defined by the Code), if any, and the requirement that 10% U.S. Shareholders comply with certain additional U.S. tax reporting obligations. While we do believe that we are a controlled foreign corporation, we have not made a determination as to whether we are a controlled foreign corporation under the Code, and cannot give any assurance that we would not be determined to be a controlled foreign corporation under the Code now or in the future.

Even if we are not a controlled foreign corporation, we could be treated as a "passive foreign investment company" under the Code, depending upon the nature of our income and assets and those of our subsidiaries. Such a status would effect many complex results to our U.S. Shareholders, including those who own less than 10% of the total combined voting power of our outstanding shares. These results might include imposition of higher rates of tax on certain dividends and on gains from sale of our shares than would otherwise apply. While we do not believe that we are a passive foreign investment company nor ever have been, we have not made a determination as to whether we are or have ever been a passive foreign investment company and so cannot give any assurance in this regard, whether now or in the future.

Implementing Section 404 of the Sarbanes-Oxley Act of 2002

Effective our fiscal year ended February 29, 2008, we have implemented Section 404 of the Sarbanes-Oxley Act of 2002. We have included a report by our management on our internal control over financial reporting. Beginning with our annual report for our fiscal year ending February 28, 2010, the report must also contain a statement that our independent auditors have issued an attestation report on their assessment of such internal control. In complying with Section 404 we have incurred significant costs in the fiscal year just ended and are likely to incur further costs in the auditor attestation phase. Also, the implementation has demanded the commitment of time and operational resources and the diversion of management’s attention. If at any time in the future, we or our independent auditors are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected, customer perception of our business may suffer and we may face increased difficulty raising capital, all of which could have a material adverse effect on our operations.

Item 4. – Information on the Company

A.	History and development of the Company.

1.	The legal name of the Company is “Leading Brands, Inc.”

2.

The Company was incorporated under the Company Act (British Columbia) on February 4, 1986 under the name "2060 Investments Ltd.". On May 21, 1986, the Company changed its name to "Camfrey Resources Ltd." On March 16, 1993, the Company changed its name to "Brio Industries Inc.", and on October 25, 1999, the Company changed its name to Leading Brands, Inc. .

3.

The Company is incorporated under the laws of the province of British Columbia, Canada, and is governed by the Business Corporations Act (British Columbia). The head office of the Company is located at:

Suite 1800 – 1500 West Georgia Street
Vancouver BC
Canada V6G 2Z6
Tel: 604-685-5200

4.

During the last fiscal year, the Company ceased distribution of Hansen’s ® products due to a contract termination. With the exception of that event there were no: material reclassifications, mergers or consolidations of the Company or any of its subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or bankruptcy, receivership or similar proceedings with respect to the Company or its subsidiaries.

5.

The Company expended $2,483,049 on the purchase of capital assets in the year ended February 29, 2008 of which $2,404,433 was for bottling equipment, $25,004 was for vehicles and $53,612 was for office equipment, computers, software and building improvements. In the year ended February 28, 2007, the Company expended $1,585,002 on the purchase of capital assets of which $1,120,842 was for bottling equipment, $322,461 was for vehicles and $141,699 was for office equipment, software, and leasehold improvements. In the year ended February 28, 2006, the Company expended $182,385 on the purchase of capital assets of which $76,846 was for bottling equipment, $31,942 was for vehicles, and $73,597 was for office equipment, software and leasehold improvements.

6.	Minor capital expenditures are planned for the coming fiscal year which will be funded by the Company’s cash position.

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

In the fiscal year ended February 29, 2008, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s food and beverage business, and Leading Brands USA, Inc. was the principal sales subsidiary in the United States.

The Company commenced distribution of its new STOKED™ Energy Drink in April 2007. In March 2008, the Company commenced distribution of its new DIE HARD™ Sports Energy Drink.

2.	Beverage Bottling

In the fiscal year ended February 29, 2008, the Company operated a 50,000 square foot plant in Edmonton, Alberta. The bottling operations in the Richmond, British Columbia plant ceased April 27, 2007. The Company bottles juices and new age beverages for co- pack customers (as defined below), private label customers, and the Company’s licensed and branded products. The Company’s plants are primarily “hot fill” plants designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives.

The Company provides beverage packaging (“co-pack”) services to major branded beverage companies. “Co-pack” customers own their brands, and handle the distribution of the product to market. The Company simply “co-packs” or makes the product at the customers’ request. The Company charges a “co-pack fee” that equates to the packaging service provided and also bills for any materials not supplied by the customer. Certain co-pack customers are charged only the “co-pack fee” because they supply all raw materials to make the product. Other co-pack customers request the Company to provide some or all of the raw materials. The selling price to customers is the cost of the raw materials supplied by the Company plus the “co-pack fee”. As a result, when a “co-pack” customer requests a change from a billing method in which the customer supplies the raw materials to a billing method where it requests the Company to supply the raw materials, it can cause a significant change in revenue, with little or no change in gross profit, since the cost of sales changes by approximately the same dollar amount.

The Company’s Edmonton plant is designed and equipped to handle various types of containers on its two lines: a glass line and a polyethylene teraphalate (“PET”) line. The Company’s goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations, to expand the distribution of the Company’s own branded product lines, supplement those lines with products licensed from third parties, and to expand sales of its own branded product lines into the United States.

Beverage Bottling for the year ended	February 29, 2008	February 28, 2007	February 28, 2006
Gross Revenue	$10,863,836	$14,440,212	$14,998,254

Sales and Distribution

The Company’s sales and distribution system comprises the largest independent, fully integrated healthy beverage distributor in Canada. The sales and distribution system has regional warehouse distribution centers located in Edmonton, Alberta and Richmond, British Columbia. In addition, there are third party distribution centers in Greater Montreal and Metro Toronto. The sales and distribution system distributes a variety of juices, new age beverages, waters, and food products to retail, wholesale and distribution outlets.

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

The Company also employs sales professionals in the United States. These salespeople are primarily focused on servicing U.S. third party regional distributors, major wholesale customers and retail chains contracted to the Company. The Company has third party distribution centers in Kent, Washington and Chicago, Illinois that service customers in the United States.

The Company’s marketing department continuously develops and implements innovative marketing programs for all the brands represented. From sales booklets and point of sale materials to contests, sampling events, interactive websites and in-store demonstrations, the Company always works to bring its brands to the top of its consumer's mind. The Company’s goal is to promote and market all the brands it represents in a healthy, positive and informed environment.

Sales and Distribution for the year ended	February 29, 2008	February 28, 2007	February 28, 2006
Gross Revenue	$24,354,501	$35,927,991	$24,295,472

Brand Licensing and Brand Development

The Company has increased its focus on licensed brands and the development of its own brands. Several of the Company's branded products, including TrueBlue®, LiteBlue®, STOKED™ Energy Drinks, DIE HARD™ Sports Energy Drink, Infinite Health® Water, Caesar’s Bloody Caesar®, and Caesar’s Caesar Cocktail®, are packaged and managed by the Company. The Company’s licensed brands include Icelandic Glacial Water, BooKoo® Energy Drinks, and Stewart’s® Fountain Classics.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 29, 2008, net export sales were less than 10% of the Company’s revenues.

3.	Demand for the Company’s beverage products is seasonal, with the warmer months producing more demand than the cooler months.

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

Sugar is commodity priced and is generally purchased under a one-year contract .There are several suppliers in both Canada and the United States.

Bottles are generally purchased in the United States, but there is a PET bottle supplier in Canada. PET pricing is affected by changing oil prices. Clear glass supply can be limited due to market demand for this item. Pricing tends to remain stable during the year.

Closures and flavorings are generally purchased in the United States, but Canadian suppliers are becoming available.

Cardboard is widely available and while pricing fluctuates from year to year, it is generally stable in the short term.

Blueberry juice is commodity priced and generally purchased under volume contracts. Pricing varies with availability and demand and is impacted by crop performance in the respective blueberry growing regions.

5.

The majority of the Company’s sales are handled directly by the Company’s own sales force. The Company also uses brokers to assist with sales to retailers in some markets. In markets outside of Canada, principally in the United States, the Company goes to market with some products through third party distributors.

6.	No material portion of the Company’s business is dependent on a single or connected group of patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

7.	The Company makes no statements concerning its competitive position.

8.

The Company is subject to regulations of the Canadian Food Inspection Agency, Health Canada and Natural Health Product Directorate, as well as the U.S. Food and Drug Administration, with regards to ingredients and labeling of the Company’s products.

The Company is also subject to compliance with the Canada Customs and Revenue Agency and the United States Department of Homeland Security, Customs and Border Protection, for border security and customs functions related to the cross-border movement of raw materials and finished goods.

C.	Organizational structure.

Following is a list of the Company’s main subsidiaries as at February 29, 2008:

Leading Brands of Canada, Inc. (LBCI):
-	incorporated provincially in Alberta, Canada;
-	100% owned by Leading Brands, Inc.;
-	the Company’s principal operating subsidiary in Canada; and
-	also operates as North American Bottling (a division of LBCI).

Leading Brands USA, Inc. (LBUI):
-	incorporated in Washington, USA;
-	100% owned by Leading Brands, Inc.; and
-	the Company’s principal operating subsidiary in the United States.

Kert Technologies, Inc. (formerly The TREK Company, Inc.):
-	incorporated federally in Canada;
-	90.5% owned by Leading Brands, Inc.; and
-	licenses and owns the Company’s TREK ® trademarks and other intellectual property.

LBI Brands, Inc.:
-	incorporated provincially in British Columbia, Canada;
-	100% owned by Leading Brands, Inc.; and
-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

Quick, Inc.:
-	incorporated in Florida, USA;
-	97% owned by Leading Brands, Inc.; and
-	owns certain trademarks and rights.

Brio Snack Distributors Inc.:
-	incorporated provincially in British Columbia, Canada;
-	100% owned by Leading Brands of Canada, Inc.; and
-	owns certain trademarks and rights.

Leading Brands of America, Inc. (LBAI):
-	incorporated in Delaware, USA;
-	100% owned by Leading Brands, Inc. and Leading Brands of Canada, Inc.; and
-	presently inactive.

D.	Property, plant and equipment.

Beverage Operations

Leading Brands owns and operates a 50,000 square foot plant in Edmonton, Alberta. The plant contains two lines: glass and PET for a combined 144 oz. equivalent case capacity of 10,000,000 cases per annum.

The Richmond, British Columbia plant bottling operations ceased production April 27, 2007. The consolidation of bottling operations in Edmonton allowed the Company the flexibility of bottling its brands closer to its ultimate customers, thereby saving transportation costs.

In March 2007, the Company commenced co-packing its STOKED™ Energy Drinks at a third-party bottling plant in Minnesota, USA.

In May 2007, the Company commenced co-packing its TrueBlue® Blueberry Juice at a third-party bottling plant in Iowa, USA.

In March 2008, the Company commenced co-packing its DIE HARD™ Sports Energy Drink at a third-party plant in Wisconsin, USA.

Leading Brands also owns and operates a spring site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area.

Sales and Distribution

The Company has a sales office in the following location:

#250 – 1050 Seminaire nord, Saint-Jean-sur-Richelieu, Quebec. The space occupies 2,452 square feet and is leased until July 31, 2008 for $3,010 US per month. The increase from the prior year is as a result of an increase in monthly rent of 3.8% and the impact of exchange rates as the rental amounts are paid in Canadian dollars.

The following location serves the role of regional warehouse or distribution centre.

3870 – 98 Street, Edmonton, Alberta. The space occupies 61,872 square feet and is leased until September 30, 2012 at the net rate of $31,426 per month until September 30, 2008, $32,212 per month until September 30, 2009, $32,998 per month until September 30, 2010, $33,783 per month until September 30, 2011 and $34,569 per month until September 30, 2012 plus annual operating costs.

The Company also utilizes the following third party distribution centres:

(1) 2165 Williams Parkway, Brampton Ontario
(2) 2300 Chemin Monterey, Chomedey, Laval Quebec
(3) 8610 South 212 Street, Kent Washington; and
(4) 6220 W. 73rd Street, Bedford Park, Illinois

The Company’s head office is located at Suite 1800 – 1500 West Georgia Street, Vancouver BC. The space occupies 6,036 square feet and is leased until January 2013 at a net rate of $15,840 per month until January 2011 and $16,821 per month until January 2013 plus annual operating costs.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review

A.	Operating results

Introduction

Leading Brands and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribution of the Company’s branded beverages and the distribution of other licensed brands: and the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through its Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. Its principal product lines includeblueberry juices, energy drinks, and vitamin waters. The bottling plant provides bottling services for the Company’s own products and for external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

The Company is in a period of transition from the distribution of third party brands to a focus on the development, sales and marketing of its own healthy beverage brands. During this transition, the Company reduced its plant, administrative and certain selling expenses to be in line with its current business level but at the same time has increased its marketing and selling expenses related to its own brands.

Overall Performance

The major developments during the year ended February 29, 2008 included:

  The Company’s distribution business began a transition from primarily distributing third party beverage brands to a focus on developing and marketing its own brands of beverages;

  In August 2007, the Company completed a private placement of common stock raising net proceeds of $8.85 million to be used for the marketing of its proprietary beverage brands and for general working capital purposes;

  The Company launched its new line of Stoked™ energy drinks;

  The Company was appointed as the exclusive Canadian distributor for the “BooKoo” line of energy drinks;

  The Company selected TNT Marketing to help market its brands to convenience store chains in the United States;

  The Company commenced co-packing of its TrueBlue® juice products in the US;

  The bottling plant in Richmond, British Columbia was closed and certain equipment and production capacity relocated to Edmonton; and

  The Company’s contract to distribute Hansen® products was terminated on April 15, 2007.

For the year ended February 29, 2008, the Company reported gross sales of $35.22 million and a net loss of $5.41 million as compared to gross sales of $50.37 million and a net loss of $3.55 million in the prior year. The decrease in profitability in the fiscal year just ended as compared to the prior was primarily the net result of:

  lower sales resulting from the termination of certain customer relationships;
  lower sales resulting from the termination of the distribution contract for Hansen® products in Canada;
  offset by an increase in sales of the Company’s branded products; and
  non-recurring income related to the termination of the Hansen distribution agreement.

Financial Year Ended February 29, 2008

Sales

Revenue	Year ended	Year ended	Change
	February 29, 2008	February 28, 2007
Bottling Plants	$10,863,836	$14,440,212	($3,576,376)
Distribution and	$24,354,501	$35,927,991	($11,573,490)
Other
Total Gross Revenue	$35,218,337	$50,368,203	($15,149,866)
Discounts,
allowances	($4,096,662)	($4,609,878)	$513,216
and Rebates
Net Revenue	$31,121,675	$45,758,325	($14,636,650)

Gross sales for the year ended February 29, 2008 were $35,218,337 compared to $50,368,203 for the previous year, representing a decrease of 30.1% . The decrease in gross sales for the year ended February 29, 2008 was the net result of the following:

Decreases of $24.7 million relating to:
-	the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007;
-	lower sales of certain other products licensed to the Company; and
-

the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year, partially offset by;

Increases totaling $9.6 million including:
-	A $4.5 million increase in sales of TrueBlue®, the new Stoked™ energy drinks, and other products;
-	A $1.0 million increase in ongoing revenues from bottling operations; and
-	An increase in reported sales of $4.1 million due to an increase in value of the Canadian dollar.

Discounts, rebates and slotting fees for the year ended February 29, 2008 decreased as a result of lower sales but were higher relative to sales as a result of more aggressive promotions of the Company’s brands in the United States and new products in Canada and larger volume rebates related to the Company’s ongoing bottling business.

Cost of Sales and Margin

	Year ended	Year ended
Cost of Sales			Change
	February 29, 2008	February 28, 2007

Bottling Plants	$5,809,821	$8,528,571	($2,718,750)

Distribution and	$17,543,771	$24,967,642	($7,423,871)
Other

Total	$23,353,592	$33,496,213	($10,142,621)

Cost of sales for the year ended February 29, 2008 was $23,353,592 compared to $33,496,213 for the previous year, representing a decrease of 30.3% . The decrease in cost of sales for the year ended February 29, 2008 was the net result of the following:

Decreases of $17.0 million relating to:
-	the termination of the Hansen’s contract and lower bottling volumes related to the consolidation of production to the Edmonton plant, both effective in April 2007;
-	lower volumes of certain other products licensed to the Company; and
-

the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year, partially offset by;

Increases totaling $6.9 million including:
-	A $3.7 million increase from increased volume of TrueBlue®, the new Stoked™ energy drinks, and other products;

-	A $0.5 million increase from increased volumes with ongoing bottling contracts; and
-	An increase in reported cost of sales of $2.7 million due to an increase in value of the Canadian dollar.

Margin	Year ended	Year ended
	February 29, 2008	February 28, 2007	Change
Bottling Plants	$4,511,041	$5,617,179	($1,106,138)
Distribution and	$3,257,042	$6,644,933	($3,387,891)
Other
Total	$7,768,083	$12,262,112	($4,494,029)
Margin percentage	25.0%	26.8%	(1.8% )

Margin for the year ended February 29, 2008 was $7,768,083 compared to $12,262,112 for the previous year, representing a decrease in margin percentage of 1.8% . The decrease in margin for the year ended February 29, 2008 was the net result of the following:

Decreases of $6.4 million relating to:
-	the termination of the Hansen’s contract and lower bottling volumes related to the consolidation of production to the Edmonton plant, both effective in April 2007;
-	lower volumes of certain other products licensed to the Company; and
-

the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year, partially offset by;

Increases totaling $1.9 million including:
-	$0.6 million from increased volume of TrueBlue®, the new Stoked™ energy drinks, and other products;
-	$0.2 million from increased volumes with ongoing bottling contracts; and
-	An increase in reported margin of $1.1 million due to an increase in value of the Canadian dollar.

The decrease in margin percentage is largely related to increased freight costs per case coupled with an increase in discounts and rebates as a result of more aggressive promotions of the Company’s brands and larger volume rebates related to the Company’s ongoing bottling business.

Selling, General and Administration Expenses
For the year ended February 29, 2008, selling, general and administration expenses increased by $337,000 as compared to the corresponding period in the previous year due to the impact of exchange rates of $915,000. Excluding the exchange rate impact, the decrease of $578,000 was the net result of:

  non-recurring expenses related to the relocation of the Richmond plant equipment of $356,000;
  higher marketing expenses of $208,000 to promote the Company’s new and existing brands;
  increase in legal and audit expenses of $221,000;
  increase in outside administrative services including professional fees related to SOX 404 of $156,000;
  increase in warehousing related costs of $297,000; offset by lower plant costs of $787,000 as a result of the closing of the Richmond plant;
  lower wages and commission expenses of $716,000;
  lower stock based compensation expense of $308,000;
  other lower costs of $5,000.

Other Expenses and Recovery
For the year ended February 29, 2008, amortization was lower than the prior year as a result of lower property, plant and equipment values due to the impairment adjustment recorded in the last fiscal year on the Richmond plant equipment relocation.

Amortization of deferred costs was lower than the prior year by reaching the end of the amortization period for those costs. The Company has not recorded any further deferred costs.

Other income was $1,327,000 relating to the termination of the Hansen’s® contract in the quarter ended May 31, 2007 compared to $220,000 in the prior year for the termination of a bottling contract.

Interest on long term debt was higher as a result of new capital leases for equipment to accommodate new products in the Edmonton bottling plant.

The loss on sale of assets of $97,000 consists of a loss on the sale of production equipment of $30,000, loss on the sale of vehicles of $59,000 and loss on disposal of outdated computer equipment of $8,000. In the prior year, the Company recorded a loss on sale of assets in the amount of $33,000 resulting from a loss on the sale of an investment in a candy company in the amount of $24,000 and a loss on the sale of vehicles in the amount of $9,000.

The Company recorded interest income of $92,000 from short-term cash deposits.

The Company recorded a mostly non-cash income tax expense of $39,000 relating to Canadian operations, as compared to a $1,436,000 recovery in the prior year. The current year amount was lower than the prior year as a result of a change in current and future enacted rates in Canada, resulting in a reduction in the value of the future income tax asset and an increase in income tax expense of approximately $950,000. Future income tax assets in other operating entities were offset by a valuation allowance.

Financial Year Ended February 28, 2007

Sales

Revenue	Year ended	Year ended	Change
	February 28, 2007	February 28, 2006
Bottling Plants	$14,440,212	$14,998,254	($ 558,042)
Distribution and	$35,927,991	$24,295,472	$11,632,519
Other
Total Gross Revenue	$50,368,203	$39,293,726	$11,074,477

Discounts, allowances	($4,609,878)	($2,534,860)	($2,075,018)
and Rebates
Net Revenue	$45,758,325	$36,758,866	$8,999,459

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

Cost of Sales and Margin

Cost of Sales	Year ended	Year ended
	February 28, 2007	February 28, 2006	Change

Bottling Plants	$8,528,571	$8,841,220	($ 312,649)

Distribution and	$24,967,642	$17,824,852	$7,142,790
Other

Total	$33,496,213	$26,666,072	$6,830,141

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

Margin	Year ended	Year ended
	February 28, 2007	February 28, 2006	Change
Bottling Plants	$5,617,179	$5,900,766	($ 283,587)
Distribution and	$6,644,933	$4,192,028	$2,452,905
Other
Total	$12,262,112	$10,092,794	$2,169,318
Margin percentage	26.8%	27.5%	(0.7%	)

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

Selling, General and Administration Expenses
These expenses increased $2,830,234 from $10,044,862 to $12,875,096, or 28.2% . Selling and marketing expenses increased $1,759,430 to promote the Company’s brands, stock based compensation expense increased $273,502 largely due to the increased market price of the Company’s shares resulting in revaluation of certain options issued in prior periods, administration wages and outside contract services increased $279,076, plant and warehousing expenses increased $241,234, legal and audit fees increased $224,379, corporate relations expenses increased $48,223, and other selling, general and administration expenses increased $4,390. All of the amounts mentioned are net of the effects of currency translation.

Other Expenses and Recovery
For the year ended February 28, 2007, depreciation remained consistent at $864,381 compared to $858,020 in the prior year. Amortization of deferred costs decreased by $27,317 from $93,489 to $66,172 in the current year due to the end of amortization of certain line improvement costs.

Interest increased by $122,215 from $343,488 in the fiscal year ended February 28, 2006 to $465,703 in the fiscal year ended February 28, 2007. Interest on long-term debt increased $102,680 due to higher average borrowing levels and higher interest rates. Interest on current debt increased $19,535 due to higher interest rates and the effect of currency translation offset by lower average borrowing levels. The Company recorded other income of $219,761 related to the termination of a bottling contract for the production of alcoholic beverages in the year ended February 28, 2007. The Company recorded an impairment write down of $3,168,698 related to the closure of the Richmond bottling plant. The Company recorded a loss on sale of assets in the amount of $32,528 due to a loss on sale of an investment in a candy company in the amount of $24,174 and a loss on sale of vehicles in the amount of $8,354 compared to a loss of $26,582 in the prior fiscal year mostly due to the sale of a bar truck business returned in the year. In the year ended February 28, 2007, the Company recorded a future income tax asset resulting in a tax recovery of $1,436,227 mostly corresponding to operating losses in the Canadian operating entity, compared to a future income tax expense of $771 in the prior year. The Company paid income taxes in the amount of $206 in the year ended February 28, 2007 compared to $1,010 in the prior year.

B.	Liquidity and Capital Resources

Financial Year Ended February 29, 2008

As of February 29, 2008, the company had working capital of $3,009,000 compared to negative working capital of $597,000 at the prior year-end. Bank indebtedness decreased to $2,118,000 from $3,357,000 for the prior year. The Company held $2,933,000 in cash and cash equivalents at February 29, 2008. There were no cash or cash equivalents in the previous year.

The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 29, 2008.

Considering the positive working capital position, including the cash on hand at February 29, 2008, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Cash provided by	Year ended	Year ended
(used in):	February 29, 2008	February 29, 2007	Change
Operating activities	($3,682,355)	($1,190,446)	$(2,491,909)
Investing activities	($2,063,731)	($1,437,005)	$(626,726)
Financing activities	$8,139,942	$2,627,451	$5,512,491

For the year ended February 29, 2008, the increase in cash used in operating activities was primarily a result of the increased loss for the period. Additionally, reductions in accounts payable as a result of lower sales volumes and increased cash from the common share and warrant issue in August 2007 were more than offset by reductions in accounts receivable and inventories from lower sales volumes and a reduction in prepaid expenses mostly from a reduction in prepaid slotting fees.

The increase in cash used in investing activities in the year ended February 29, 2008 was the net result of the addition of equipment in the Edmonton plant to allow for the production of new products and to improve efficiencies and the minor additions of computer and office equipment partially offset by the proceeds on sale of certain equipment from the Richmond plant and the sale of vehicles.

The increase in cash provided by financing activities in the year ended February 29, 2008 is primarily the result of the $8.8 million common share and warrant issue in August 2007 together with proceeds from capital leases on bottling plant equipment mentioned above.

The Company has a demand revolving operating bank loan with a credit limit of $5,587,000, subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. At February 29, 2008, the amount of eligible collateral was $3,666,000. The Company’s requirement for operating capital increases in the summer months with increased sales and decreases in winter months. The unused portion of the operating bank loan is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes. The Company also has a term loan from the bank in the amount of $3,707,000 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum maturing in February 2011.

Other sources of financing are more fully described in note 7 of the financial statements.

The Company generally maintains bank indebtedness and cash or cash equivalents in Canadian funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2009.

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

Net cash utilized in operating activities for the 12 months ended February 28, 2007 was $1,190,446 compared to $167,122 in the prior fiscal year. In the year ended February 28, 2007, working capital changes utilized $900,941 due to an increase in accounts receivable that utilized $243,394, an increase in inventory that utilized $1,762,021 mostly due to the Company’s TrueBlue® brand, an increase in prepaid expenses that utilized $100,218 mostly due to prepaid slotting fees and prepaid marketing expenses, offset by an increase in accounts payable that generated $1,204,692. In the prior year, working capital changes utilized $166,681 due to an increase in accounts receivable that utilized $774,773, an increase in inventory that utilized

$984,234, an increase in prepaid expenses that utilized $479,719 mostly due to slotting fees, offset by an increase in accounts payable that generated $2,072,045.

Net cash utilized in investing activities was $1,437,005 compared to $124,249 in the prior year. $1,585,002 was expended on the purchase of capital assets compared to $182,385 in the prior year. In the year ended February 28, 2007, $1,120,842 was expended on equipment for the bottling operations, $322,461 was expended on vehicles and $141,699 was expended on office equipment, software, and leasehold improvements. In the prior year, $76,846 was expended on equipment for the bottling operations, $31,942 was expended on vehicles and $73,597 was expended on office equipment, software, and leasehold improvements. The sale of assets generated $147,997 compared to $58,136 in the prior year.

Financing activities generated $2,627,451 compared to $291,371 in the prior year. In the year ended February 28, 2007, the Company repaid long-term debt of $575,499 compared to $851,632 in the prior year and increased bank indebtedness in the amount of $755,977 compared to $7,472 in the prior year. In the year ended February 28, 2007, $879,399 was generated from the proceeds of long term debt related to equipment lease financing compared to $1,099,762 in the prior year, generated from the proceeds of long term debt from the Company’s principal lender. In the year ended February 28, 2007, the issuance of common shares relating to the exercising of options generated $1,567,574 compared to $35,769 in the prior year.

C.	Research and development, patents and licenses, etc.

The Company defers certain new product promotion, launch and development costs and amortizes them over 36 months commencing with the date of the launch of the related product. The Company does not have any deferred product costs at this time.

The Company does not have a formal research and development program. It develops products as and when it sees fit by working with existing staff and outside consultants, where appropriate. The Company has a large inventory of formulations for a wide variety of juices and new age beverages, as well as several dozen U.S., Canadian and foreign trademarks.

D.	Trend Information.

Sales to date for the first quarter of fiscal 2009 are trending lower than the comparable period in the prior year. This is primarily due to the discontinuance of the distribution contract for the Hansen’s® brand and the closure of the Richmond, British Columbia bottling plant in April 2007 that is partially offset by the growth of the Company’s branded portfolio. The strength of the Canadian dollar compared to the U.S. dollar over the prior year has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the U.S. market.

E.	Off-balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment as disclosed in Note 10 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

2.	The Company has no off-balance sheet arrangements of this nature.

F.	Tabular disclosure of contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	$3,817,663	$871,142	$1,592,038	$251,877	$1,102,606
Capital (Finance) Lease Obligations	$2,479,230	$399,930	$853,736	$717,246	$508,318
Operating Lease Obligations	$4,245,453	$1,127,943	$1,958,213	$1,159,297	-
Purchase Obligations	-	-	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (1)	$1,852,000	$362,000	$494,000	$346,000	$650,000
Total	$12,394,346	$2,761,015	$4,897,987	$2,474,420	$2,260,924

(1)	Since the interest rates on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 18 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: goodwill; accounts receivable; inventory; revenue recognition; stock-based compensation and income taxes.

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

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment in future periods up to the carrying value of the goodwill balance of $3,406,687. A 10% change in annual revenue estimates would not materially change the valuation of the goodwill balances.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require significant management judgment regarding the ability to collect the amounts due. Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $214,064 at February 29, 2008. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements,

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and net realizable value. Errors in estimates in the standard cost calculations or obsolete inventory levels could result in adjustments to inventory values. At February 29, 2008, the inventory balance was presented net of a provision for obsolete inventory in the amount of $263,586. A 10% change in the estimates for provision of obsolete inventory would not result in a material change to the financial statements.

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

Stock-based Compensation

Under Canadian GAAP, the Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Effective March 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“SFAS”) 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation” under U.S. GAAP. SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

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

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the future income tax asset. Although the Company has tax loss carry-forwards and other future income tax assets management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 13 of the consolidated financial statements.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment in future periods up to the carrying value of the future income tax balance of $4,583,126. A 10% change in revenue estimates without a corresponding reduction in overhead costs over the two years ending February 28, 2010 could change the valuation of the future income tax assets to a maximum amount of $416,000. The majority of the income tax asset commences to expire February 28, 2026.

New Pronouncements

Effective March 1, 2007, for U.S. GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There was no impact on the Company’s February 29, 2008 consolidated financial statements resulting from the adoption of SFAS 155.

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company’s adoption of FIN 48 had no impact on the periods presented.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In March 2008, FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133”. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting.

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), “Business Combinations” (“FASB 141R”). FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008. When effective, FASB 141R will replace existing FASB 141 in its entirety. FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition. FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008. Both early adoption and retroactive application are prohibited. The Company is currently evaluating the impact of the provisions of FASB 141R.

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51.” This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary. The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

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
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2009 ;
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

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

Stephen K. Fane, FCA Vancouver, BC Canada	Mr. Fane has been a director of Leading Brands, Inc. since October 2007. He is also President of New Century Holdings Ltd.

Mr. Fane was President and CEO of Hot House Growers Income Fund, a publicly traded income trust, from December 2003 to October 2006.

Former partner in a predecessor firm to PriceWaterhouseCoopers

A graduate of the University of British Columbia, he was appointed a Fellow of the Institute of Chartered Accountants in 1997.

R. Thomas Gaglardi Vancouver, BC Canada	Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998.

He is also the President of Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites, and Moxie’s Restaurants, LP, Shark Clubs of Canada, Inc. and Denny’s Restaurants of Canada.

Iain J. Harris Vancouver, BC Canada	Mr. Harris was a director of Leading Brands, Inc. from May 1996 to December 2003, and from June 2004 until the present time. He is also the Chairman and Chief Executive Officer of Summit Holdings Ltd. and a director of Yukon Nevada Gold Corp.

Ralph D. McRae West Vancouver, BC Canada	Mr. McRae is a director and the Chairman, President and Chief Executive Officer of the Company and has been with Leading Brands, Inc. since March 1996. He is also a director and the Chairman, CEO and Secretary/Treasurer of Leading Brands of Canada, Inc.

Mr. McRae is a director and the Chairman and CEO of McRae Management Ltd., a waste management and water company based in Surrey, BC.

He is a member of the Bar of both British Columbia and Alberta, and holds a Bachelor of Commerce (1980) and LLB (1981) from the University of British Columbia.

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

Mr. McRae is also a member of the Board of Governors of both Collingwood School in West Vancouver, and the Canadian Coast Guard Auxiliary – Pacific Region.

Jonathan Merriman San Francisco, CA USA	Mr. Merriman has been a director of Leading Brands, Inc. since January 1999. He is also the Chairman and CEO of Merriman Curhan Ford & Co., a securities broker-dealer and investment bank.

Sinan ALZubaidi Edmonton, AB Canada	Mr. ALZubaidi is the Vice President of Bottling Operations for Leading Brands of Canada, Inc.

Prior to joining Leading Brands in 1998, Mr. ALZubaidi worked for Sweet Ripe drinks (Ontario & Nova Scotia) for 7.5 years as a Director of Operations. Prior to this he worked for 12 years as a senior Statistician for the federal government of UAE.

Sinan has a BA degree in Statistics and post graduate courses in the same field.

Donna Louis, CGA Port Coquitlam, BC Canada	Ms. Louis is the Chief Financial Officer of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands USA, Inc. Prior to joining Leading Brands in 1999, Ms. Louis held accounting and finance positions with both a large Pepsi bottler and regional beverage distributor.

Dave Read Edmonton AB Canada	Dave Read is the executive vice-president of Leading Brands of Canada, Inc. Prior to joining Leading Brands in 1999, Mr. Read owned and operated (with a partner) distribution and food production companies. Those companies were sold to the Company in 1999.

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

Patrick (Pat) Wilson St. Jean sur Richelieu, QC Canada	Pat Wilson is the Executive Vice President of Sales for Leading Brands of Canada, and the President of Leading Brands USA, Inc.

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

Directors are also compensated for their services in their capacity as directors by the granting from time to time of stock options. During the most recently completed financial year, 50,000 stock options were granted to Stephen Fane at the time of his appointment as a new director.

BBI Holdings Inc. (“BBI”), which is controlled by Mr. McRae, receives $6,687 USD per month for consulting services provided by Mr. McRae and another director of BBI.

Compensation of Executive Officers

The following table is a summary of compensation paid to the CEO, CFO and the three most highly compensated officers (“Named Executive Officers”) for each of the Company’s three most recently completed fiscal years, converted to U.S. dollars. Compensation for each Named Executive Officer is paid by the Company in Canadian dollars. As the Canadian:U.S. dollar exchange rate has increased by 8.7% during the fiscal year ended February 29, 2008, that may imply an increase in compensation when none has occurred in Canadian dollars.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the year (#)	Life insurance premiums (US$)
Ralph McRae, Chairman, President and CEO	2008 2007 2006	nil nil nil	nil nil nil	504,394 80,245 450,070(1) 73,840(1) 400,400(1) 70,070(1)	nil nil 500,000(2)	1,679 1,334 1,101
Donna Louis,(3) CFO	2008 2007 2006	150,165(4) 138,618 125,125	nil nil nil	nil nil nil	100,000(5) nil 50,000(6)	1,412 1,262 995
Don Haliburton, (7) CFO	2008 2007 2006	87,496(8) nil nil	nil nil nil	nil nil nil	40,000(9) nil nil	718 nil nil
Patrick Wilson, Exec. VP of Sales	2008 2007 2006	216,363 180,900 160,951	nil nil nil	nil nil nil	nil nil nil	1,650 1,333 1,142
Dave Read, Executive Vice President	2008 2007 2006	nil nil nil	nil nil nil	194,134(10) 183,488(10) 210,887(10)	100,000(11) nil 50,000(12)	nil nil nil
Sinan ALZubaidi, Vice President of Bottling Operations	2008 2007 2006	119,044 105,485 100,100	21,780 20,042 16,683	4,776 4,395 4,171	nil nil 13,504(13)	1,147 427 266

(1)

McRae Ventures, Inc., a company with a director in common with the Company, received $504,394 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives US$6,687 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.

(2)	In June 2005, 500,000 previously granted options with an exercise price of US$1.00 were extended for a further 14-month period with an exercise price of US$1.19.
(3)	Ms. Louis was the CFO from April 2003 until August 2007. She acted as Corporate Treasurer of the Company from August 2007 until January 2008 then resumed the position of CFO in January 2008.
(4)	This amount represents Ms. Louis’ total salary for the fiscal year ended February 29, 2008.
(5)	100,000 options with an exercise price of US $1.42 were granted on January 10, 2008, for a 10-year term.
(6)	In June 2005, 50,000 previously granted options with an exercise price of US$1.00 were extended for a further 14.5-month period with an exercise price of US$1.19.
(7)	Mr. Haliburton was the CFO of the Company from August 2007 until January 2008.
(8)	This amount represents amounts paid for a 5 month period during the fiscal year ended February 29, 2008.

(9)

40,000 options with an exercise price of US $3.45 were granted on August 7, 2007, for a 10-year term. These options, unvested, were cancelled upon Mr. Haliburton’s departure from the Company in January 2008.

(10)	VE Services, a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.
(11)	100,000 options with an exercise price of US $1.42 were granted on January 10, 2008, for a 10-year term.
(12)	In June 2005, 50,000 previously granted options with an exercise price of US$1.00 were extended for a further 9-month period with an exercise price of US$1.19.
(13)

In June 2005, 3,504 previously granted options with an exercise price of US$1.00 were extended for a further 9-month period with an exercise price of US$1.19. In January 2006, 10,000 options with an exercise price of US$1.07 were granted for a 10-year term.

No amounts have been set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or officers of the Company.

C.	Board practices.

1.

The Company’s Board of Directors has been set at 7 directors, and there is one vacancy at this time. The Board is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Served Since

Ralph D. McRae	I	July/07 to July/10	March 1996
Jonathan Merriman	I	July/07 to July/10	January 1999
Douglas Carlson	II	Aug/05 to Jun/08	June 1999
Iain J. Harris	II	Aug/05 to Jun/08	May 1996
Stephen K. Fane	III	Jun/06 to Jun/09	October 2007
R. Thomas Gaglardi	III	Jun/06 to Jun/09	October 1998

The Board has determined that of its 6 members, 5 are considered independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation.

Douglas Carlson, Stephen Fane, R. Thomas Gaglardi, Iain Harris and Jonathan Merriman are independent. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company.

2.	There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

3.	The members of the Company’s audit committee are:
- Douglas Carlson
- Stephen Fane
- Iain Harris

All members of the audit committee are independent directors, are financially literate, and at least one member is considered a “financial expert” as defined by the Securities and Exchange Commission. For details on their professional careers, see “Item 6. Directors, Senior Management and Employees”.

The audit committee has a written charter which specifies the scope of authority and responsibility. A copy of the Audit Committee Charter is attached to this Form 20-F as Exhibit 2.2. The audit committee reviews and re-assesses the adequacy of its written charter on an annual basis. The function of the audit committee is one of review and oversight. The committee also is responsible for monitoring the independence, qualifications and performance of the Company’s external auditors, overseeing the audits of the Company’s financial statements and approving any non-audit services. The committee reports to the Board from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board to make an informed decision.

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

As of May 1, 2008 the executive officers of Leading Brands, Inc. are:

	Ralph D. McRae	Chairman, President and Chief Executive Officer
	Donna Louis	Chief Financial Officer

D.	Employees.

Following are the number of employees of the Company for the past 3 financial years:

	February 29, 2008	February 28, 2007	February 28, 2006
Canada	123	151	177
United States	6	7	2

E.	Share ownership.

1.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the board of directors, and subject to shareholder approval.

As of February 29, 2008, there were 1,510,999 issued and outstanding options, with a weighted average exercise price of $1.338.

As of May 1, 2008, there were 1,590,999 issued and outstanding options, with a weighted average exercise price of $1.328. Of the total stock options granted, 1,010,273 have vested and are available for exercise as at May 1, 2008.

The following table provides share ownership information with respect to the directors and officers listed in subsection 6.B above, as at May 1, 2008.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price	Expiration Date
Ralph McRae	723,259 (3.6%)	500,000	Mar.1, 2000	$1.00	Mar.1, 2010
Donna Louis	<1%	11,000 14,000 100,000	Aug.26, 2003 July 15, 2004 Jan. 10, 2008	$1.29 $1.04 $1.42	Aug.26, 2008 July 15, 2014 Jan. 10, 2018
Dave Read	< 1%	21,667 100,000	Aug.26, 2003 Jan. 10, 2008	$1.29 $1.42	Aug.26, 2008 Jan. 10, 2018
Patrick Wilson	< 1%	20,000 67,500	Mar. 1, 2004 July 15, 2004	$1.10 $1.04	Mar.1, 2009 July 15, 2014
Sinan ALZubaidi	< 1%	3,500 24,167 6,833 25,000	June 1, 2004 Feb. 9, 2005 Jan. 11, 2006 Apr. 4, 2008	$1.49 $0.81 $1.07 $1.24	June 1, 2009 Feb. 9, 2015 Jan. 11, 2016 Apr. 4, 2018

(1)

The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

2.	There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at May 1, 2008, the Company had 19,958,124 common shares without par value issued and outstanding.

1. (a)	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 1, 2008:

Name of shareholder	Number of shares	Percentage of outstanding shares
Northland Properties (1)	2,020,626	10.1%
Investcorp Interlachen Multi-Strategy Master Fund Limited	1,000,000	5.01%

(1) Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.

(b)	Investcorp Interlachen Multi-Strategy Master Fund Limited acquired these shares in the private placement that was completed in August 2007.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 197 members showed that 14,059,745 of the Company’s common shares or 70.45% were held by 156 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

3.	To the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

4.

To the Company's knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in "street form."

B.	Related party transactions.

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2008 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as discussed in the compensation section and as follows:

a)

 Effective January 1, 2001, the Company sold the business and certain intellectual  property and capital assets of its online home shopping business to Northland Technologies Inc. (“NTI”), a company related by way of a common director, in  exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations. On February 28, 2006 the 12,000,000 preferred  shares in NTI were redeemed in exchange for the Quick Home Delivery grocery  business.

	b)	Sandman Hotels and Moxie’s Restaurants, companies with a director in common with the Company, supplied services in the amount of $16,937.

	c)	Northwest Waste Systems, a company related to a director and officer of the Company, supplied services in the amount of $11,126.

	d)	Mountain Spring Water Company, a company with a director and officer in common with the Company, purchased water from the Company’s spring site in the amount of $18,456.

	e)	McRae Ventures, a company with a director and officer in common with the Company, supplied marketing consulting services in the amount of $56,959.

f)

Merriman, Curhan, Ford and Company, a company with a director in common with the Company, acted as the placement agent charging placement fees and expenses in the amount of $726,372 and was issued 167,000 warrants as disclosed in note 8 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F.

2.	There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

C.	Interest of experts and counsel.
This Item is not applicable for an Annual Report.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information.

The following financial statements for the year ended February 29, 2008 are included in this report:

(a)	Balance sheets

(b)	Statements of Income (Loss) and Comprehensive Income (Loss)

(c)	Statements of Cash Flows

(d)	Statements of Changes in Shareholders’ Equity

(e)	Summary of Significant Accounting Policies

(f)	Notes to the Financial Statements

A-7.

Legal Proceedings

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to have significant effects on the Company’s financial position or profitability.

A-8.

Dividend Distributions

The Company will consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.	Significant Changes since the date of the annual financial statements.

None

Item 9. – The Offer and Listing.

Note: For an Annual Report, only the information called for by Items 9.A.4 and 9.C is required.

A.	Offer and listing details.

4.	Following is information regarding the price history of the stock on the Nasdaq Capital Market, in United States dollars:

(a) for the five most recent full financial years:

Period	High $	Low $
March 1, 2007 to Feb. 29, 2008	4.67	1.19
March 1, 2006 to Feb. 28, 2007	7.09	1.45
March 1, 2005 to Feb. 28, 2006	1.75	0.71
March 1, 2004 to Feb. 28, 2005	1.75	0.78
March 1, 2003 to Feb. 29, 2004	2.49	0.91

(b) for each full financial quarter of the two most recent full financial years:

Period	High $	Low $
4th Quarter Dec. 1, 2007 – Feb. 29, 2008	1.89	1.19
3rd Quarter Sept. 1, 2007 – Nov.30, 2007	3.31	1.37
2nd Quarter June 1, 2007 – Aug. 31, 2007	4.67	2.66
1st Quarter Mar. 1, 2007– May 31, 2007	4.13	2.30
4th Quarter Dec. 1, 2006 – Feb. 28, 2007	4.41	1.84
3rd Quarter Sept. 1, 2006 – Nov.30, 2006	5.98	2.85
2nd Quarter June 1, 2006 – Aug. 31, 2006	7.09	2.67
1st Quarter Mar. 1, 2006– May 31, 2006	4.18	1.45

(c)for the most recent six months:

Period	High $	Low $
April 1 - 30, 2008	1.35	0.87
March 1 – 31, 2008	1.47	0.90
February 1 – 29, 2008	1.70	1.30
January 1 – 31, 2008	1.74	1.25
December 1 – 31, 2007	1.89	1.19
November 1 – 30, 2007	2.00	1.37

C.	Markets.

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
This information was previously reported to the Securities and Exchange Commission on September 24, 2007, and is incorporated by reference.

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

This item is not applicable.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The table below shows the long-term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE

LONG TERM DEBT	Lease	Lease	Lease	Lease	Note Payable
Interest Rate	6.35%	5.675%	6.575%	6.125%	8.0%
Principal at February 29, 2008	$354,914	$316,691	$1,038,060	$769,565	$110,687
Principal payments by year:
2009	62,877	98,419	118,415	120,219	110,687
2010	67,109	94,906	126,440	114,048	-
2011	71,626	123,366	135,009	121,232	-
2012	153,302	-	144,158	128,870	-
2013	-	-	153,927	136,989	-
2014 and thereafter	-	-	360,111	148,207	-
TOTAL	$354,914	$316,691	$1,038,060	$769,565	$110,687

The fair value of this debt decreases as market interest rates increase. The fair value of this debt approximates book value as at February 29, 2008.

VARIABLE INTEREST RATE

DEBT	Operating Loan	Term Loan
Interest Rate	prime + 0.75% to 1.25%	prime + 1.0%
Principal at February 29, 2008	$2,117,751	$3,706,976
Principal payments by year:
2009		760,455
2010		812,309
2011		779,729
2012		122,123
2013		129,754
2014 and thereafter		1,102,606
TOTAL	-	$ 3,706,976

The fair value of this debt is equal to the book amount. Future cash flows will be adversely impacted by interest rate increases.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable for an Annual Report.

P A R T II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	There were no material modifications to the rights of the Company’s shareholders during the fiscal year ended February 29, 2008.

B.	There were no material modifications to any class of securities during the fiscal year ended February 29, 2008.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. - Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of February 29, 2008, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Act”) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is:

  recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms regarding required disclosure; and

  accumulated and communicated to the Company’s management, including the Chief Executive and Chief Financial officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the Canada.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As part of its evaluation of the effectiveness of its internal control over financial reporting as required by paragraph (c) of 17 CFR 240.13a -15 or 240.15d -15, the Company, with the assistance of Grant Thornton LLP, utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework. The Company annually reviews the final documentation to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 29, 2008. Based on this evaluation, Management concluded that the Company’s internal control over financial reporting is effective as of the fiscal year ended February 29, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. – Audit Committee Financial Expert.

The Company’s Board of Directors has determined that the Company has three audit committee financial experts, Mr. Douglas Carlson, Mr. Stephen Fane and Mr. Iain Harris, serving on its audit committee. All three members of the Audit Committee are independent directors. For details on their professional careers, see “Item 6. Directors, Senior Management and Employees”.

Item 16B. – Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s directors, officers and employees. A copy of this Code was filed with the Securities and Exchange Commission on June 1, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at Suite 1800 – 1500 W. Georgia Street, Vancouver BC Canada V6G 2Z6, or electronically to “info@Lbix.com”.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 29, 2008 and February 28, 2007 totaled $199,671 and $101,655 respectively.

b)	Audit-Related Fees - Audit related fees billed for the fiscal year ended February 29, 2008 and February 28, 2007 totaled $Nil and $Nil respectively.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 29, 2008 and February 28, 2007 totaled $20,809 and $13,186 respectively.

d)	All Other Fees – Other fees billed for the fiscal year ended February 29, 2008 and February 28, 2007 totaled $Nil and $Nil respectively.

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

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

P A R T III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the years ended February 29, 2008, February 28, 2007, and February 28, 2006 are attached to this report.

Item 18. – Financial Statements.

Not applicable.

Item 19. – Exhibits.

Exhibit No. Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as exhibit 3.1 to Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

2.1	Information Circular dated May 12, 2008.

2.2	Audit Committee Charter

4.1	Securities Purchase Agreement is incorporated by reference from prior filing as Exhibit 99.3 to the Form 6-K filed on August 10, 2007.

4.2	Registration Rights Agreement is incorporated by reference from prior filing as Exhibit 99.4 to the Form 6-K filed on August 10, 2007.

4.3	Form of Warrant is incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed on August 10, 2007.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Leading Brands, Inc.
Consolidated Financial Statements
February 29, 2008 and February 28, 2007
(Expressed in US Dollars)

Contents
Independent Auditors’ Report
Consolidated Financial Statements
Balance Sheets
Statements of Loss and Comprehensive Loss
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Summary of Significant Accounting Policies
Notes to the Financial Statements

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 29, 2008 and February 28, 2007 and the Consolidated Statements of Loss and Comprehensive Loss, Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 29, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended February 29, 2008 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
May 22, 2008

	Leading Brands, Inc.
	Consolidated Balance Sheets
	(Expressed in US Dollars)

As at	Feb. 29, 2008	Feb. 28, 2007

Assets

Current
Cash and cash equivalents	$2,932,557	$-
Accounts receivable (Note 16(a))	2,366,640	3,400,977
Inventory (Note 1)	4,661,553	5,723,926
Prepaid expenses and deposits (Note 5)	406,684	814,340

	10,367,434	9,939,243

Property, plant and equipment (Note 2)	9,868,061	7,175,225
Trademarks and rights (Note 3)	110,687	93,144
Goodwill (Note 4)	3,406,687	2,866,766
Deferred costs	-	5,610
Future income taxes (Note 13)	4,583,126	3,892,603

Total Assets	$28,335,995	$23,972,591

Liabilities and Shareholders’ Equity

Liabilities

Current
Bank indebtedness (Note 6)	$2,117,751	$3,356,721
Accounts payable and accrued liabilities	3,969,176	6,457,805
Current portion of long-term debt (Note 7)	1,271,072	721,350

	7,357,999	10,535,876

Long-term debt (Note 7)	5,025,821	3,899,998

	12,383,820	14,435,874

Shareholders’ Equity
Share Capital
Authorized (Note 8(a))
500,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued
19,958,124 common shares (2007 – 16,400,845)
(Note 8(b))	32,680,978	27,403,161
Contributed surplus (Note 8(b) and 9)	6,289,432	2,162,885
Accumulated other comprehensive income - currency
translation adjustment	4,961,396	2,535,541
Deficit	(27,979,631)	(22,564,870)

	15,952,175	9,536,717

Total Liabilities and Shareholders’ Equity	$28,335,995	$23,972,591

Approved on behalf of the Board:

/s/ Ralph D. McRae	Director
/s/ Stephen K. Fane	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

		Leading Brands, Inc.
Consolidated Statements of Loss and Comprehensive Loss
		(Expressed in US Dollars)

For the year ended	Feb. 29, 2008	Feb. 28, 2007	Feb. 28, 2006

Gross Sales	$35,218,337	$50,368,203	$39,293,726
Less: Discounts, rebates and slotting fees	(4,096,662)	(4,609,878)	(2,534,860)
Net Sales	31,121,675	45,758,325	36,758,866

Expenses (income)
Cost of sales	23,353,592	33,496,213	26,666,072
Selling, general and administrative	13,212,199	12,875,096	10,044,862
Amortization of property, plant and equipment	695,756	864,381	858,020
Amortization of deferred costs and other	6,269	66,172	93,489
Interest on long-term debt	358,642	291,101	188,421
Interest on current debt	192,897	174,602	155,067
Gain on contract settlement (Note 12)	(1,327,153)	(219,761)	-
Impairment of, property, plant and equipment
(Note 2)	-	3,168,698	-
Interest income	(91,829)	-	-
Loss on sale of assets	96,949	32,528	26,582
	36,497,322	50,749,030	38,032,513
Loss before income taxes	(5,375,647)	(4,990,705)	(1,273,647)

Income taxes recovery (expense) (Note 13)	(39,114)	1,436,021	(1,781)
Net loss for the year	(5,414,761)	(3,554,684)	(1,275,428)
Foreign exchange translation adjustment	2,425,855	(359,212)	1,021,399
Comprehensive loss	$(2,988,906)	$(3,913,896)	$(254,029)

Loss per share (Note 8(h))
Basic and diluted	$(0.29)	$(0.23)	$(0.08)

Weighted average common shares outstanding
(Note 8(h))
Basic and diluted	18,412,993	15,788,230	15,063,858

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

		Leading Brands, Inc.
	Consolidated Statements of Cash Flows
		(Expressed in US Dollars)

For the year ended	Feb. 29, 2008	Feb. 28, 2007	Feb. 28, 2006

Cash provided by (used in)

Operating activities
Net loss for the year	$(5,414,761)	$(3,554,684)	$(1,275,428)
Items not involving cash
Amortization of property, plant and	695,756	864,381	858,020
equipment
Amortization of deferred costs and other	6,269	66,172	93,489
Loss on sale of assets	96,949	32,528	26,582
Impairment of property, plant and equipment
(Note 2)	-	3,168,698	-
Stock based compensation	261,968	569,627	296,125
Future income taxes	40,063	(1,436,227)	771
Changes in non-cash operating working
capital items (Note 14)	631,401	(900,941)	(166,681)

	(3,682,355)	(1,190,446)	(167,122)
Investing activities
Purchase of property, plant and equipment	(2,483,049)	(1,585,002)	(182,385)
Proceeds on sale of assets	419,318	147,997	58,136

	(2,063,731)	(1,437,005)	(124,249)
Financing activities
Increase (decrease) in bank indebtedness	(1,759,627)	755,977	7,472
Issuance of common shares	9,142,396	1,567,574	35,769
Proceeds from issuance of long-term debt	1,514,079	879,399	1,099,762
Repayment of long-term debt	(756,906)	(575,499)	(851,632)

	8,139,942	2,627,451	291,371

Increase in cash and cash equivalents	2,393,856	-	-

Effect of exchange rates on cash	538,701	-	-

Cash and cash equivalents, beginning of year	-	-	-

Cash and cash equivalents, end of year	$2,932,557	$-	$-

Supplementary disclosure of cash flow
Information

Cash paid(received) during the year
Income tax payments (recovery), net	$(949)	$206	$1,010
Interest received	$(86,740)	$-	$-
Interest paid	$553,756	$472,134	$343,697

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

	Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
	(Expressed in US Dollars)

For the years ended Feb. 29, 2008, Feb. 28, 2007 and 2006	Shares	Amount

Common Stock

Balance at March 1, 2005	15,045,069	$25,799,818
Shares issued upon exercise of stock options	38,999	35,769
Balance at February 28, 2006	15,084,068	25,835,587
Shares issued upon exercise of stock options	1,316,777	1,567,574
Balance at February 28, 2007	16,400,845	27,403,161
Shares issued upon exercise of stock options	257,278	294,992
Shares issued for private placement	3,300,001	4,982,825

Balance at February 29, 2008	19,958,124	$32,680,978
Contributed Surplus
Balance at March 1, 2005		$1,297,133
Stock based compensation on issued stock options (Note 9)		296,125
Balance at February 28, 2006		1,593,258
Stock based compensation on issued stock options (Note 9)		569,627
Balance at February 28, 2007		2,162,885
Stock based compensation on issued stock options (Note 9)		261,968
Contributed surplus on issue of warrants (Note 8)		3,864,579

Balance at February 29, 2008		$6,289,432
Deficit
Balance at March 1, 2005		$(17,734,758)
Net loss		(1,275,428)
Balance at February 28, 2006		(19,010,186)
Net loss		(3,554,684)
Balance at February 28, 2007		(22,564,870)
Net loss		(5,414,761)

Balance at February 29, 2008		$(27,979,631)

Accumulated other comprehensive income
Balance at March 1, 2005		$1,873,354
Foreign exchange translation adjustment		1,021,399
Balance at February 28, 2006		2,894,753
Foreign exchange translation adjustment		(359,212)
Balance at February 28, 2007		2,535,541
Foreign exchange translation adjustment		2,425,855

Balance at February 29, 2008		$4,961,396

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 18. Details of the significant accounting policies are as follows:

Nature of Business

Leading Brands, Inc. and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverages and food products across North America. The Company primarily operates in the following integrated activities: beverage packaging, food and beverage sales and distribution, as well as brand licensing and development.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. Certain comparative figures have been reclassified to conform to the current year’s presentation.

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

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

Property, plant and equipment	Property, plant and equipment are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	7% to 20%
Buildings	5%
Automotive equipment	20%
Land improvements	8%
Furniture and fixtures and computer
hardware and software	20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the recoverability of the property, plant and equipment. Property, plant and equipment are written down when their carrying value is not recoverable.

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

February 29, 2008 and February 28, 2007

Foreign Currency Translation and Transactions

The functional currency of the Company is the Canadian dollar. These financial statements are reported in US dollars for the convenience of US readers. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year end exchange rate. All such exchange gains and losses are included directly in earnings with the exception of gains and losses on intercompany balances owing to the parent, which is deferred as a separate component of shareholders’ equity.

Assets and liabilities of the Company are translated into US dollars using the exchange rate in effect at the year-end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as accumulated other comprehensive income within shareholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value include accounts receivable, inventory, property, plant and equipment, goodwill, future income taxes and stock-based compensation.

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Compensation costs are charged to the Consolidated Statements of Loss and Comprehensive Loss.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

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

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance (Note 13).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

Leases

Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risks of ownership to the leasee. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of the lease payment is charged to expense.

Changes in accounting policies

Effective March 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861, Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below.

(a) Comprehensive Income, Section 1530: This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

Information pertaining to comprehensive income items are presented in the Company’s Consolidated Statement of Loss and Comprehensive Loss.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

Changes in accounting policies - continued	(b) Financial Instruments – Recognition and Measurement, Section 3855:

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the statements of operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to March 1, 2007 would be recognized by adjusting opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method.

• Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

• Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

Changes in accounting policies - continued

All derivative financial instruments are classified as held-for- trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

The adoption of this new standard had no significant effect on the consolidated financial statements of the Company. All financial instruments are recorded at cost or amortized cost.

(c) Financial Instruments – Disclosure and Presentation, Section 3861:

This standard sets out standards which address the presentation of financial instruments and non-financial derivatives, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held- for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held- for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to include transaction costs in the carrying value of financial liabilities that have been designated as other than held for trading in accordance with S3855.57(a).

(d) Hedging, Section 3865: This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

Changes in accounting policies - continued

(e) Accounting Changes, Section 1506: Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

Recently released Canadian accounting standards

There are three new CICA accounting standards that have been issued but not yet adopted by the Company. These three standards will be adopted by the Company on March 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

i.

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements. These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

ii.

Effective March 1, 2008, the Company adopted the impact of the new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

Recently released Canadian accounting standards - continued	iii.

CICA Handbook Section 3031 “Inventories” prescribes the accounting treatment for inventories and provides guidance on the determination of inventory costs and their subsequent recognition as an expense, including any write-down to net realizable value.

International Financial Reporting Standards ("IFRS") In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after March 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

1.	Inventory

	2008	2007
Finished goods	$2,343,997	$3,495,923
Raw materials	2,317,556	2,228,003
	$4,661,553	$5,723,926

2.	Property, Plant and Equipment

			2008	2007

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$13,098,982	$5,639,511	$7,459,471	$4,685,377
Buildings	1,962,561	1,004,252	958,309	843,697
Automotive equipment	136,944	63,800	73,144	346,409
Land	440,484	-	440,484	370,673
Land improvements	451,151	303,428	147,723	135,121
Leasehold improvements	116,280	101,218	15,062	21,009
Furniture and fixtures	642,426	527,689	114,737	111,707
Computer hardware and
software	2,692,480	2,033,349	659,131	661,232

	$19,541,308	$9,673,247	$9,868,061	$7,175,225

Property plant and equipment includes equipment acquired under outstanding capital leases of $2,656,788 (2007 – $616,590). Accumulated amortization of assets acquired under capital leases is $124,593 (2007 – $8,632). In the 2007 fiscal year, the Company recorded an impairment of property plant and equipment values in the amount of $3,168,698 related to the closure of the Richmond bottling plant.

3.	Trademarks and Rights

	2008	2007
Trademarks and rights	$259,718	$218,555
Less accumulated amortization	(149,031)	(125,411)
	$110,687	$93,144

The change in the net book value of trademarks and rights from the prior year was due to foreign currency translation adjustment.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

4.	Goodwill

	2008	2007
Goodwill	$4,465,664	$3,757,907
Less accumulated amortization	(1,058,977)	(891,141)
	$3,406,687	$2,866,766

The change in the goodwill balance from the prior year was due to translation adjustments. Since the fiscal year ended February 28, 2002, goodwill is not subject to amortization but is subject to an annual assessment for impairment by applying a fair value test. Any impairment in the value of goodwill would be charged to income.

5.	Prepaid Expenses and Deposits

	2008	2007
Slotting fees	$195,737	$528,018
Insurance premiums	73,597	75,113
Rental deposits and other	137,350	211,209
	$406,684	$814,340

6.	Bank Indebtedness

	2008	2007
Bank indebtedness	$2,117,751	$3,356,721

The Company has a demand revolving operating bank loan with a credit limit of $5,587,160 (2007 -$4,701,658) subject to the availability of eligible collateral. Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75% - 1.25% (2007 - 0.75 - 1.25%) . The bank prime rate at February 29, 2008 was 5.75% (2007 – 6.00%) . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes the demand revolving operating bank loan of $1,563,166 (2007 -$2,765,874) and un-presented cheques of $647,305 (2007 - $696,916) and is net of cash of $92,720 (2007 - $106,069).

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 29, 2008.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

7.	Long-term Debt

		2008	2007

a)	Bank loan, principal and interest repayable at $81,123 per month, collateralized similar to the operating bank loan, as described in Note 6, with interest at a rate of bank prime plus 0.75%, renewable on February 1, 2011.	$3,706,976	$3,694,736

b)	Capital lease, principal and interest repayable at $7,017 per month including interest at a five-year fixed rate of 6.35% per annum, collateralized by certain pieces of manufacturing equipment until October, 2011.	354,914	348,238

c)	Capital lease, principal and interest repayable at $8,737 per month including interest at a three-year fixed rate of 6.61% per annum, collateralized by certain pieces of manufacturing equipment until February, 2011.	316,691	-

d)	Capital lease, principal and interest repayable at $15,262 per month including interest at a seven-year fixed rate of 6.575% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	1,038,060	-

e)	Capital lease, principal and interest repayable at $12,930 per month including interest at a seven-year fixed rate of 6.125% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	769,565	-

f)	Advance on equipment	-	485,230

g)	Other	110,687	93,144

		6,296,893	4,621,348

	Less current portion	1,271,072	721,350

		$5,025,821	$3,899,998

Principal due over the remaining terms of the long-term debt is as follows:

2009	$1,271,072
2010	1,214,812
2011	1,230,962
2012	548,453
2013	420,670
2014 and thereafter	1,610,924

$6,296,893

The agreement with respect to the bank loan (Note 7(a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

8.	Share Capital

a)	Authorized share capital

	Number of Shares

	2008	2007

Common shares without par value	500,000,000	500,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

There are no preferred shares outstanding as at February 29, 2008 and February 28, 2007.

b)	Changes in Issued Common Share Capital

	Number of
	Common Shares	Amount
Issued as at March 1, 2005	15,045,069	$25,799,818
Issued for cash in connection with the exercise
of stock options	38,999	35,769
Issued as at February 28, 2006	15,084,068	25,835,587
Issued for cash in connection with the exercise
of stock options	1,316,777	1,567,574
Issued as at February 28, 2007	16,400,845	27,403,161
Issued for cash in connection with the exercise
of stock options	257,278	294,992
Issued for cash in connection with a private
placement	3,300,001	4,982,825
Issued as at February 29, 2008	19,958,124	$32,680,978

On August 9, 2007, the Company issued 3,300,001 common shares and 1,650,001 common share purchase warrants for net proceeds of $8,847,404 (after deducting share issuance expenses of $1,052,600). Of this amount, $3,864,579 was allocated to the warrants issued and recorded in Contributed Surplus while the balance of $4,982,825 was allocated to common shares. The warrant value was calculated using the Black-Scholes option-pricing model using a risk free rate of 4.5%, a volatility factor of 77% and 66 months as the term of the warrants.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

8.	Share Capital - continued

	c)	Stock Options

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

	d)	Stock Option Information

	Issued and	Weighted Average
	Outstanding Options	Exercise Price

Outstanding at March 1, 2005	2,975,519	1.07
Granted	224,000	1.14
Exercised	(38,999)	0.92
Forfeited	(45,000)	1.29
Expired	(170,000)	1.00

Outstanding at February 28, 2006	2,945,520	1.13
Granted	175,000	4.58
Exercised	(1,316,777)	1.19
Forfeited	(32,666)	1.10

Outstanding at February 28, 2007	1,771,077	1.43
Granted	460,000	2.23
Exercised	(257,278)	1.15
Forfeited	(434,634)	2.73
Expired	(28,166)	1.77

Outstanding at February 29, 2008	1,510,999	$1.34

The weighted average date-of-grant fair value of the options granted during 2008 was $2.03 (2007 - $4.22; 2006 - $1.05 per share) based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 9.

During the year ended February 28, 2006, the Company extended the term of 788,504 options for a period of nine to fifteen months, and changed the exercise price from $1.00 to $1.19, the market price on the date of extension.

On April 4, 2008 the Company granted 120,000 options to certain employees with an exercise price of $1.24 expiring on April 4, 2018.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

8.	Share Capital – continued

	e)	Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 29, 2008.

	Number of	Weighted Average		Number of
	Options	Remaining Contractual	Exercise	Options
	Outstanding	Life (Years)	Price	Exercisable

	600,000	1.78	$1.00	600,000
	358,999	6.42	$1.04	253,292
	240,000	9.92	$1.42	-
	60,000	9.58	$3.15	-
	50,000	0.92	$1.47	50,000
	40,000	1.00	$1.10	27,000
	34,167	6.92	$0.81	10,167
	32,667	0.50	$1.29	22,666
	30,000	9.33	$4.16	4,000
	30,000	8.33	$4.93	9,999
	18,833	7.92	$1.07	6,000
	12,833	8.25	$2.57	3,083
	3,500	1.25	$1.49	833

February	1,510,999			987,040
29, 2008

February	1,771,077			1,120,986
28, 2007

February	2,945,520			2,129,898
28, 2006

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

8.	Share Capital – continued

	f)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Outstanding at February 28, 2005 and 2006	350,000	$1.14
Expired	(350,000)	1.14
Outstanding at February 28, 2007	-	-
Issued in connection with private placement	1,817,001	3.95
Outstanding at February 29, 2008	1,817,001	$3.95

The company issued 1,650,001 common share purchase warrants related to the private placement and 167,000 common share purchase warrants to the placement agent pursuant to the terms of an agreement related to the issuance of common shares on August 9, 2007. Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $3.29 per share in the event that the Company issues new shares at a price lower than the exercise price.

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

8.	Share Capital – continued

	h)	Loss Per Common Share

The Company uses the “Treasury Stock Method” to calculate earnings (loss) per common share. Under this method basic earnings (loss) per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

For the year ended February 29, 2008, February 28, 2007 and 2006, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 3,328,000, 1,771,077 and 3,295,520, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

9.	Stock-Based Compensation

	a)	The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2008	2007	2006

	3.82% to	3.98% to	3.70% to
Risk-free rate	4.64%	4.63%	4.06%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of
the Company’s common shares	101%	104%	105%
Weighted average expected life of the options
(months)	120	120	120

b)

In connection with the vesting of certain employees, officers and directors stock options for the year ended February 29, 2008, the Company has recorded stock option compensation of $261,968 (2007 - $569,627; 2006 - $296,125) which was credited to contributed surplus and expensed in the year.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

10.	Commitments

	a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments for the next five years and thereafter are as follows:

2009	$1,127,943
2010	978,389
2011	979,824
2012	713,222
2013	446,075
2014 and onward	-

Total future minimum lease payments	$4,245,453

b)	The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

11.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

12.	Gain on Contract Settlement

The Company recorded income in the fiscal year ended February 29, 2008 of $1,327,153 (2007 - $219,761; 2006 - $Nil) from the termination of a distribution agreement.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

13.	Income Taxes

	2008	2007	2006
Future	39,114	(1,436,021)	1,781
	$39,114	$(1,436,021)	$1,781

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to loss before income taxes was as follows for each of the years in the three year period ended February 29, 2008:

	2008	2007	2006

Income tax recovery computed
at basic Canadian statutory rates	(33.7)%	(34.1)%	(34.1)%
Effect of non-deductible amounts	1.1%	3.9%	8.8%
Recognition of future income tax expenses	0.0%	0.0%	19.4%
Recognized tax expenses (benefits)	0.3%	(4.2)%	(19.3)%
Change in statutory rate	18.3%	0.0%	0.0%
Changes in valuation allowance	14.7%	5.6%	25.2%

	0.7%	(28.8)%	0.0%

The change in statutory rates represents rate changes enacted by the Canadian federal government through January 1, 2012.

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2008	2007

Operating and other losses carried forward	$5,302,484	$3,865,091
Property, plant and equipment	1,953,277	1,857,461
Trademark and deferred costs	126,184	137,433
Un-realized foreign exchange loss	44,775	-
Financing costs	257,859	-

Total future income tax assets	7,684,579	5,859,985
Valuation allowance	(3,101,453)	(1,967,382)

Net future income tax assets	$4,583,126	$3,892,603

The Company’s future tax assets also include approximately $807,000 (2007 - $Nil) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statements of Loss and Comprehensive Loss.

The Company expects to realize its net operating loss carried forward over the next 5 years. The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 29, 2008, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $16.5 million which can be applied against future earnings of the subsidiaries. The net operating loss carry forward amounts commence to expire in 2010 and end in 2028.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

14.	Changes in Non-Cash Operating Working Capital Items

	2008	2007	2006

Non cash working capital related to
operations:
Accounts receivable	$1,575,031	$(243,394)	$(774,773)
Inventory	2,012,817	(1,762,021)	(984,234)
Prepaid expenses and deposits	527,584	(100,218)	(479,719)
Accounts payable and accrued liabilities	(3,484,031)	1,204,692	2,072,045

	$631,401	$(900,941)	$(166,681)

15.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2008	2007	2006

i)	Incurred consulting fees with a
	company related by a director in
	common (the President)	$80,245	$73,840	$70,070

ii)	Incurred professional service fees
	with a company related by a director
	in common for the services of the
	President	$504,394	$450,070	$400,400

iii)	Incurred marketing consulting services
	with a company related by a director in
	Common (the President)	$56,959	$-	$-

iv)	Incurred services from a company
	related by a director in common	$11,126	$10,587	$13,919

v)	Sold water to a company with a
	director in common	$18,456	$15,691	$11,620

vi)	Purchased product from a company
	with a director in common (not related
	after July 1, 2005)	$-	$-	$395,257

vii)	Incurred consulting fees with a
	company related by an officer in
	common
		$194,134	$186,995	$210,887
viii)	Incurred services from a company
	related by a director in common
		$16,937	$22,130	$12,606
ix)	Incurred placement agent fees and
	expenses from a company related by a
	director in common, see Note 8 (f)	$726,372	$-	$-

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

16.	Credit Risk, Interest Rate Risk and Foreign Exchange Risk

	a)	Credit Risk

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the fiscal year ended February 29, 2008, the Company’s ten largest customers comprised approximately 64% (2007 - 67%; 2006 – 74%) of sales and no one customer comprised more than 33% (2007 - 18%; 2006 – 19%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $214,064 at February 29, 2008, $379,307 at February 28, 2007 and $248,461 at February 28, 2006.

	b)	Interest Rate Risk

The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

	c)	Foreign Exchange Risk

A portion of the Company’s accounts receivable and accounts payable are denominated inU. S. dollars and, as such, the Company is exposed to fluctuations between the US and Canadian dollars.

17.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

	a)	Adjustments to Consolidated Financial Statements

Adjustments to Consolidated Statements of Loss

	2008	2007	2006
Net loss for the year, Canadian GAAP	$(5,414,761)	$(3,554,684)	$(1,275,428)
Amortization of deferred costs (i)	6,269	66,172	93,489
Fair value of options granted to employees (ii)	-	-	246,422
Compensation expense recorded on
application of FIN 44 (iii)	-	-	(294,031)
Net loss for the year, US GAAP	$(5,408,492)	$(3,488,512)	$(1,229,548)
Basic and diluted earnings (loss) per
share, US GAAP	$(0.29)	$(0.22)	$(0.08)

Comprehensive Income (Loss)
	2008	2007	2006
Net loss, US GAAP	$(5,408,492)	$(3,488,512)	$(1,229,548)
Other comprehensive income:
Foreign currency translation
adjustments	2,425,855	(359,212)	1,021,399
Comprehensive loss, US GAAP	$(2,982,637)	$(3,847,724)	$(208,149)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

Adjustments to Assets, Liabilities and Shareholders’ Equity

	2008	2007
Total assets, Canadian GAAP	$28,335,995	$23,972,591
Write-off product launch costs and certain
Deferred costs (i)	-	(5,610)
Write-off website development costs (iv)	(110,687)	(93,144)
Total assets, US GAAP	$28,225,308	$23,873,837

Total liabilities, Canadian and US GAAP	$12,383,820	$14,435,874
Total shareholders’ equity, Canadian GAAP	15,952,175	9,536,717
Change in deficit relating to:
Application of SOP 98-5 (i)	-	(5,610)
Application of EITF 00-2 (iv)	(110,687)	(93,144)
Total shareholders’ equity, US GAAP	15,841,488	9,437,963
Total liabilities and shareholders’ equity, US GAAP	$28,225,308	$23,873,837

i)	Product Launch and Deferred Costs

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

		iii)	Compensation expense recorded on application of FIN 44

During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FIN 44, the resulting intrinsic value of the stock options in the amount of $Nil (2007 - $Nil; 2006 - $144,216) are recorded as compensation. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) is recorded in subsequent periods based on the fluctuation in the share price. Variable accounting, and application under FIN 44, ceased upon adoption of SFAS 123(R).

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

Effective March 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There was no impact on the Company’s February 29, 2008 consolidated financial statements resulting from the adoption of SFAS 155.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

		v)	New Accounting Pronouncements - continued

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at March 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s February 29, 2008 consolidated financial statements resulting from the adoption of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Loss and Comprehensive Loss. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

The Company files income tax returns in Canada and the United States. Years from 2002 through 2008, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting.

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 29, 2008 and February 28, 2007

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

		v)	New Accounting Pronouncements - continued

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FASB 141R”). FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008. When effective, FASB 141R will replace existing FASB 141 in its entirety. FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition. FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008. Both early adoption and retroactive application are prohibited. The Company is currently evaluating the impact of the provisions of FASB 141R.

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”. This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary. The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 27, 2008