Form 20-F
period 2009-02-28
LEADING BRANDS INC
filed 2009-06-01
CIK 884247

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 U.S.A.

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended February 28, 2009

 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

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

February 28, 2009 –19,958,124, Common Shares without par value

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
Yes [ X ] No [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ X]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [ X ] Item 18 [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes [ ] No [ X ]

Index to Exhibits on Page 57

Securities and Exchange Commission
Washington, D.C. 20549 U.S.A.
Form 20-F
For the fiscal year ended February 28, 2009
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

Unless otherwise specified, all amounts set out in this Annual Report are expressed in Canadian dollars.

	YEAR ENDED Feb. 28, 2009	YEAR ENDED Feb. 29, 2008	YEAR ENDED Feb. 28, 2007	YEAR ENDED Feb. 28, 2006	YEAR ENDED Feb. 28, 2005
Net sales / operating revenue	$28,195,650	$32,578,170	$52,054,671	$44,066,528	$43,260,124
Net Income (loss)	($2,313,695)	($5,668,172)	($4,043,808)	($1,528,983)	$806,328
Net Income (loss) per share	($0.12)	($0.31)	($0.26)	($0.10)	$0.05
Total assets	$22,753,977	$27,893,953	$28,043,137	$27,077,860	$25,421,500
Net assets	$13,681,040	$15,703,321	$11,156,052	$12,858,825	$13,859,047
Share Capital	$45,283,762	$45,283,762	$39,709,542	$37,948,105	$37,904,930
Long-term Obligations	$3,808,986	$4,947,418	$4,562,218	$4,297,911	$3,594,225
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average number of common shares outstanding	19,958,124	18,412,993	15,788,230	15,063,858	15,042,035

For all years presented, diluted earnings (loss) per share was the same as basic earnings per share.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in note 19 of the Company’s consolidated financial statements for the fiscal year ended February 28, 2009. The selected financial data should be read in conjunction with the Company’s consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

	YEAR ENDED Feb. 28, 2009	YEAR ENDED Feb. 29, 2008	YEAR ENDED Feb. 28, 2007	YEAR ENDED Feb. 28, 2006	YEAR ENDED Feb. 28, 2005
Net sales / operating revenue	$28,195,650	$32,578,170	$52,054,671	$44,066,528	$43,260,124
Net Income (loss)	($2,313,695)	($5,661,609)	($3,968,531)	($1,473,982)	$1,008,852
Net Income (loss) per share	($0.12)	($0.31)	($0.25)	($0.10)	$0.07
Total assets	$22,645,017	$27,784,993	$27,927,615	$26,887,060	$25,118,625
Net assets	$13,572,080	$15,594,361	$11,040,530	$12,668,025	$13,556,172
Share Capital	$45,283,762	$45,283,762	$39,709,542	$37,948,105	$37,904,930
Long-term Obligations	$3,808,986	$4,947,418	$4,562,218	$4,297,911	$3,594,225
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

Please refer to Note 19 of our February 28, 2009 consolidated financial statements in Item 17 of this annual report which describes the nature and extent of differences between US and Canadian GAAP as it pertains to our company.

For all years presented, the diluted earnings (loss) per share was the same as basic earnings per share.

3.	Exchange Rates

The Company maintains its financial records and reports its financial results in Canadian dollars. The effective exchange rate to convert from Canadian dollars to US dollars for assets and liabilities would be $1 US = 1.2723 Canadian dollars, and to convert revenues and expenses would be the average rate for the fiscal year of $1 US = 1.1040 Canadian dollars.

Exchange Rate – May 1, 2009: 1.1859

Exchange rates for the previous six months: $1 US equivalent to the following in Canadian dollars:

	April 1-30, 2009	March 1-31, 2009	Feb. 1-28, 2009	Jan. 1-31, 2009	Dec. 1-31, 2008	Nov. 1-30, 2008
High	1.2610	1.2991	1.2723	1.2676	1.2781	1.2935
Low	1.1930	1.2225	1.2164	1.1785	1.1967	1.1511
Average	1.2246	1.2637	1.2439	1.2248	1.2344	1.2195
End of Period	1.1930	1.2613	1.2723	1.2265	1.2180	1.2370

Exchange rates for the five most recent financial years:

	Mar. 1, 2008 to Feb.28, 2009	Mar. 1, 2007 to Feb.29, 2008	Mar. 1, 2006 to Feb.28, 2007	Mar. 1, 2005 to Feb.28, 2006	Mar. 1, 2004 to Feb.28, 2005
High	1.2935	1.1806	1.1855	1.2696	1.3957
Low	0.9841	0.9215	1.0983	1.1366	1.1759
Average	1.1040	1.0468	1.1376	1.1988	1.2888
End of Period	1.2723	0.9844	1.1698	1.1366	1.2335

B.	Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.	Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.	Risk factors.

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

Customers

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 47% of revenue and the ten largest customers comprising 82% of revenue. The loss of certain major customers would have a negative impact on earnings.

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

Financing or liquidity risk

The Company has credit facilities that are renewed annually in order to make sure that sufficient funds are available to meet its financial needs. There is a risk that these credit facilities will not be renewed by the existing lender and that the Company would then be required to find an alternative source of financing.

Other risks related to our business

  The effectiveness and success of the Company’s marketing programs, especially for newer brands such as PureBlue® and Infinite Health™ Water.
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

Risks Related To Our Capital Stock

Our common shares have experienced significant price volatility

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of $0.05 US to a high of $7.09 US during the five years from March 1, 2004 to February 28, 2009. During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares. The Company has had periods where the bid price of the Company’s common shares closed below $1.00 per share and therefore there is a risk that the Company will not continue to meet the minimum requirement for continued listing under NASDAQ’s Marketplace Rule 5550(a)(2). NASDAQ has temporarily suspended the bid price requirements and as at the date of this document the compliance period has been extended to July 20, 2009.

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX”. As of February 28, 2009, there were 19,958,124 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

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

Implementing Section 404 of the Sarbanes-Oxley Act of 2002

Effective our fiscal year ended February 29, 2008, we have implemented Section 404 of the Sarbanes-Oxley Act of 2002. We have included a report by our management on our internal control over financial reporting. Beginning with our annual report for our fiscal year ending February 28, 2010, the report must also contain a statement that our independent auditors have issued an attestation report on their assessment of such internal control. In complying with Section 404 we have incurred significant costs and are likely to incur further costs in the auditor attestation phase. Also, the implementation has demanded the commitment of time and operational resources and the diversion of management’s attention. If at any time in the future, we or our independent auditors are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected, customer perception of our business may suffer and we may face increased difficulty raising capital, all of which could have a material adverse effect on our operations.

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

Suite 1800 – 1500 West Georgia Street
Vancouver BC
Canada V6G 2Z6
Tel: 604-685-5200

4.

During the last fiscal year, the Company sold its spring water site to a company related to the Company by a director in common. With the exception of that event there were no: material reclassifications, mergers or consolidations of the Company or any of its subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or bankruptcy, receivership or similar proceedings with respect to the Company or its subsidiaries.

5.

The Company expended $780,957 on the purchase of property, plant and equipment in the year ended February 28, 2009 of which $733,752 was for bottling equipment and $47,205 was for office equipment, computers, and software. The Company expended $2,599,255 on the purchase of capital assets in the year ended February 29, 2008 of which $2,516,960 was for bottling equipment, $26,174 was for vehicles and $56,121 was for office equipment, computers, software and building improvements. In the year ended February 28, 2007, the Company expended $1,803,098 on the purchase of property, plant and equipment of which $1,275,070 was for bottling equipment, $366,832 was for vehicles and $161,196 was for office equipment, software, and leasehold improvements.

6.	Minor capital expenditures are planned for the coming fiscal year, which will be funded by the Company’s cash position.

7.

There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current financial year.

B.	Business overview.

1.

The Company and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management of beverage and food products. The Company has evolved into a fully integrated bottling and distribution operation with customers across most of North America. Over the course of 2008, the Company increased the focus of its U.S. sales and distribution business on the natural and health market.

In the fiscal year ended February 28, 2009, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s food and beverage business, and Leading Brands USA, Inc. was the principal sales subsidiary in the United States.

2.	Beverage Bottling

In the fiscal year ended February 28, 2009, the Company operated a 50,000 square foot plant in Edmonton, Alberta. The Company bottles juices and new age beverages for a co- pack customer (as defined below), and the Company’s licensed and branded products. The Company’s plant is primarily a “hot fill” plant designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives.

The Company provides beverage packaging (“co-pack”) services to a major branded beverage company. “Co-pack” customers own their brands, and handle the distribution of the product to market. The Company simply “co-packs” or makes the product at the customers’ request. The Company charges a “co-pack fee” that equates to the packaging service provided and also bills for any materials not supplied by the customer. Certain co- pack customers are charged only the “co-pack fee” because they supply all raw materials to make the product. Other co-pack customers request the Company to provide some or all of the raw materials. The selling price to customers is the cost of the raw materials supplied by the Company plus the “co-pack fee”. As a result, when a “co-pack” customer requests a change from a billing method in which the customer supplies the raw materials to a billing method where it requests the Company to supply the raw materials, it can cause a significant change in revenue, with little or no change in gross profit, since the cost of sales changes by approximately the same dollar amount.

The Company’s Edmonton plant is designed and equipped to handle various types of containers on its two lines: a glass line and a polyethylene teraphalate (“PET”) line. The Company’s goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations and to expand the distribution of the Company’s own branded product lines.

Beverage Bottling for the year ended	February 28, 2009	February 29, 2008	February 28, 2007
Gross Revenue	$13,779,169	$11,372,263	$16,427,186

Sales and Distribution

The Company operates in Canada as a fully integrated healthy beverage distributor. The sales and distribution system has a regional warehouse distribution center located in Edmonton, Alberta. In addition, there are third party distribution centers in Greater Vancouver, Greater Montreal and Metro Toronto. The sales and distribution system distributes a variety of juices, new age beverages and waters to retail, wholesale and distribution outlets.

The Company previously owned and operated a spring water site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sold this site in November 2008 to a company related by a director in common.

The Company believes it differentiates itself in the marketplace with its customer service. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers’ beverage inventory.

The Company has a sales and marketing team and outside broker network that covers most of Canada. As a market of approximately 30,000,000 people, covering more than 2,000,000 square miles, it is more cost effective for the Company to use a network of distributors to assist in the distribution of its products. Through this distribution network, broker network, and the Company’s sales team, the Company maintains contact with its customers and provides the sales and merchandising services necessary to ensure proper presentation of the Company's brands on store shelves and to assure appropriate ordering and pull-through of the Company's products.

The sales team in Canada covers all aspects of the retail trade including chain grocery and drug stores, mass merchandise centers, food service outlets and convenience stores.

The Company also contracts with outside sales professionals in the United States. These salespeople are primarily focused on marketing select brands to U.S. third party regional distributors, major wholesale customers and retail chains. The Company has a third party distribution center in Kent, Washington to service customers in the United States.

The Company’s marketing department continuously develops and implements innovative marketing programs for all the brands represented. From sales booklets and point of sale materials to contests, sampling events, interactive websites and in-store demonstrations, the Company works to bring its brands to the top of its consumer's mind. The Company’s goal is to promote and market all the brands it represents in a healthy, positive and informed environment.

Sales and Distribution for the year ended	February 28, 2009	February 29, 2008	February 28, 2007
Gross Revenue	$18,718,743	$25,494,292	$40,871,682

Brand Licensing and Brand Development

The Company has increased its focus on the development of its own brands. Several of the Company's branded products, including TrueBlue®, LiteBlue®, PureBlue®, Infinite Health® Water, Caesar’s Bloody Caesar®, and Caesar’s Caesar Cocktail®, are packaged and managed by the Company. The Company’s licensed brands include Icelandic Glacial Water and Stewart’s® Fountain Classics.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 28, 2009, net export sales were less than 10% of the Company’s net revenues.

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

Sugar is commodity priced and is generally purchased under a one-year contract. There are several suppliers in both Canada and the United States.

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

5.

The Company’s sales are handled by a combination of the Company’s sales force and outside brokers. In markets outside of Canada, principally in the United States, the Company uses outside contractors for market development and sales.

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

The Company is also subject to compliance with the Canada Border Services Agency and the United States Department of Homeland Security, Customs and Border Protection, for border security and customs functions related to the cross-border movement of raw materials and finished goods.

C.	Organizational structure.

Following is a list of the Company’s significant subsidiaries as at February 28, 2009:

Leading Brands of Canada, Inc. (LBCI):
incorporated provincially in Alberta, Canada;
100% owned by Leading Brands, Inc.;
the Company’s principal operating subsidiary in Canada; and
also operates as North American Bottling (a division of LBCI).

Leading Brands USA, Inc. (LBUI):
incorporated in Washington, USA;
100% owned by Leading Brands, Inc.; and
the Company’s principal operating subsidiary in the United States.

LBI Brands, Inc.:
incorporated provincially in British Columbia, Canada;
100% owned by Leading Brands, Inc.; and
owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

D.	Property, plant and equipment.

Beverage Operations

Leading Brands owns and operates a 50,000 square foot plant in Edmonton, Alberta. The plant contains two lines: glass and PET for a combined 144 oz. equivalent case capacity of 10,000,000 cases per annum.

In May 2007, the Company commenced co-packing its TrueBlue® Blueberry Juice at a third-party bottling plant in Iowa, USA.

The Company previously owned and operated a spring water site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sold this site in November 2008 to a company related by a director in common.

Sales and Distribution

The Company leases a property occupying 61,872 square feet in Edmonton Alberta which serves the role of regional warehouse and distribution centre. The Company also utilizes third party distribution centres in Ontario, Quebec, British Columbia and Kent, WA.

The Company’s head office is located at Suite 1800 – 1500 West Georgia Street, Vancouver BC. The space occupies 6,036 square feet and is leased until January 2013.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review

  Operating results

Introduction

Leading Brands and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribution of the Company’s branded and licensed beverage brands: and the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through its Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. Its principal product lines includejuices and waters. The bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

The major developments during the year ended February 28, 2009 included:

  The Company improved its margin percentages from 25% in the year ended February 29, 2008 to 32.4% in the year ended February 28, 2009;

  The Company reduced its selling, general, and administration costs by 28.5% over the prior year;

  The Company sold its spring water site, recognizing a gain of $304,210 on the sale; and

  The Company terminated a warehouse lease recording a non-recurring loss on settlement of $308,280.

For the year ended February 28, 2009, the Company reported gross sales of $32.5 million and a net loss of $2.31 million as compared to gross sales of $36.87 million and a net loss of $5.67 million in the prior year. The decrease in losses in the fiscal year just ended as compared to the prior was primarily the net result of:

  lower selling, general and administrative expenses; and
  higher total gross margin in spite of the lower sales volumes; offset by a non-recurring loss on settlement of a lease contract for the Richmond warehouse; and
  the non-recurring income related to the termination of the Hansen distribution agreement in the fiscal year ending February 29, 2008.

Financial Year Ended February 28, 2009

Sales

Revenue	Year ended	Year ended	Change
	February 28, 2009	February 29, 2008
Bottling Plants	$13,779,169	$11,372,263	$2,406,906
Distribution and	$18,718,743	$25,494,292	($6,775,549)
Other
Total Gross Revenue	$32,497,912	$36,866,555	($4,368,643)
Discounts,
allowances	($4,302,262)	($4,288,385)	($ 13,877)
and Rebates
Net Revenue	$28,195,650	$32,578,170	($4,382,520)

Gross sales for the year ended February 28, 2009 were $32,497,912 compared to $36,866,555 for the previous year, representing a decrease of 11.8% . The decrease in gross sales for the year ended February 28, 2009 was the net result of the following:

  increased revenues from bottling operations in the amount of $2,406,906; offset by, lower sales of licensed brands in the amount of $4,649,090 mostly due to the termination of two distribution agreements;
  lower sales of the Company’s own branded beverage products in the amount of $1,527,351; and
  lower sales of food products in the amount of $599,108.

Discounts, rebates and slotting fees for the year ended February 28, 2009 increased $13,877 as a result of increased promotions of the Company’s beverage brands in the amount of $250,102 and increased discounts on food products in the amount of $82,820, offset by lower discounts for beverage products licensed to the Company in the amount of $290,469 and lower volume rebates in the amount of $28,576.

Cost of Sales and Margin

Cost of Sales	Year ended	Year ended	Change
	February 28, 2009	February 29, 2008

Bottling Plants	$6,127,628	$6,081,721	$45,907

Distribution and	$12,944,060	$18,364,819	($5,420,759)
Other

Total	$19,071,688	$24,446,540	($5,374,852)

Cost of sales for the year ended February 28, 2009 was $19,071,688 compared to $24,446,540 for the previous year, representing a decrease of 22%. The decrease in cost of sales for the year ended February 28, 2009 was the net result of the following:

  increased cost of sales from bottling operations in the amount of $45,907; offset by lower cost of sales of licensed brands in the amount of $3,558,513, mostly due to the termination of two distribution agreements;
  lower cost of sales of the Company’s own branded beverage products in the amount of $1,302,863; and
  lower cost of sales of food products in the amount of $559,383.
Margin	Year ended	Year ended	Change
	February 28, 2009	February 29, 2008
Bottling Plants	$7,111,733	$4,722,158	$2,389,575
Distribution and	$2,012,229	$3,409,472	($1,397,243)
Other
Total	$9,123,962	$8,131,630	$992,332
Margin percentage	32.4%	25.0%	7.4%

Margin for the year ended February 28, 2009 was $9,123,962 compared to $8,131,630 for the previous year, representing an increase in margin as a percentage of sales of 7.4% . The increase in margin for the year ended February 28, 2009 was the net result of the following:

  increased margin from bottling operations in the amount of $2,389,575, due to improved plant efficiencies; offset by lower margin of licensed brands in the amount of $800,107, mostly due to the termination of two distribution agreements;

  lower margin of the Company’s own branded beverage products in the amount of $474,591; and
  lower margin of food products in the amount of $122,545.

Selling, General and Administration Expenses
For the year ended February 28, 2009, selling, general and administration expenses decreased $3,938,380 from $13,830,530 in the year ended February 29, 2008 to $9,892,150 as a result of:

  lower selling and marketing costs of $2,424,385;
  lower administration costs of $819,487;
  lower plant costs of $682,112; and
  lower warehousing related costs of $12,396.

Other Expenses and Recovery
For the year ended February 28, 2009, amortization was higher than the prior year as a result of the capital additions, mostly for bottling plant equipment, in the prior year.

Amortization of deferred costs was lower than the prior year by reaching the end of the amortization period for those costs. The Company has not recorded any further deferred costs.

For the year ended February 28, 2009, a loss on contract settlement was recorded in the amount of $308,280 to retire a lease obligation, at a substantial discount, for the Richmond warehouse space. In the prior year, a gain of $1,389,263 was recorded related to the termination of the Hansen’s® contract in the quarter ended May 31, 2007.

Interest on long-term debt was lower due to lower interest rates, which was partially offset by higher average borrowing levels. Interest on current debt was lower due to lower interest rates and lower average borrowing levels.

The net gain on sale of assets of $250,880 consists of a gain on the sale of the Company’s spring site, to a company with a director in common with the Company, in the amount of $304,210 that was partially offset by a loss on disposal of vehicles in the amount of $16,988, and a loss on the disposal of office and computer equipment of $36,342. In the prior year ended February 29, 2008, the Company recorded a loss on sale of assets of $101,486 that consists of a loss on the sale of production equipment of $31,239, a loss on the sale of vehicles of $62,033, and a loss on disposal of outdated computer equipment of $8,214.

In the year ended February 28, 2009, the Company recorded interest income of $33,545 from short-term cash investments compared to $96,127 in the prior year.

The Company recorded a mostly non-cash income tax expense of $289,285 relating to Canadian operations, as compared to a $40,944 expense in the prior year. The recovery from operations changed to an expense as a result of a change in current and future enacted rates in Canada and an increase in the valuation allowance, resulting in a reduction in the value of the future income tax asset and an increase in income tax expense. Future income tax assets in other operating entities were offset by a valuation allowance.

Financial Year Ended February 29, 2008

Sales

Revenue	Year ended	Year ended	Change
	February 29, 2008	February 28, 2007
Bottling Plants	$11,372,263	$16,427,185	($5,054,922)
Distribution and	$25,494,292	$40,871,683	($15,377,391)
Other
Total Gross Revenue	$36,866,555	$57,298,868	($20,432,313)
Discounts,
allowances	($4,288,385)	($5,244,197)	$955,812
and Rebates
Net Revenue	$32,578,170	$52,054,671	($19,476,501)

Gross sales for the year ended February 29, 2008 were $36,866,555 compared to $57,298,868 for the previous year, representing a decrease of 35.7% . The decrease in gross sales of $20,432,313 was the net result of the following:

Decreases of $25.9 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007;
lower sales of certain other products licensed to the Company; and

the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year, partially offset by;

Increases totaling $5.5 million including:
A $4.4 million increase in sales of TrueBlue® and other products; and
A $1.1 million increase in ongoing revenues from bottling operations.

Discounts, rebates and slotting fees for the year ended February 29, 2008 decreased as a result of lower sales but were higher relative to sales as a result of more aggressive promotions of the Company’s brands in the United States and new products in Canada and larger volume rebates related to the Company’s ongoing bottling business.

Cost of Sales and Margin

Cost of Sales	Year ended	Year ended	Change
	February 29, 2008	February 28, 2007

Bottling Plants	$6,081,721	$9,702,102	($ 3,620,381)

Distribution and	$18,364,819	$28,403,190	($10,038,371)
Other

Total	$24,446,540	$38,105,292	($13,658,752)

Cost of sales for the year ended February 29, 2008 was $24,446,540 compared to $38,105,292 for the previous year, representing a decrease of 35.8% . The decrease in cost of sales of $13,658,752 was the net result of the following:

Decreases of $17.9 million relating to:
the termination of the Hansen’s contract and lower bottling volumes related to the consolidation of production to the Edmonton plant, both effective in April 2007;
lower volumes of certain other products licensed to the Company; and

the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year, partially offset by;

Increases totaling $4.2 million including:
a $3.7 million increase from increased volume of TrueBlue® and other products; and
a $0.5 million increase from increased volumes with ongoing bottling contracts.

Margin	Year ended	Year ended	Change
	February 29, 2008	February 28, 2007
Bottling Plants	$4,722,158	$6,390,103	($1,667,945)
Distribution and	$3,409,472	$7,559,276	($4,149,804)
Other
Total	$8,131,630	$13,949,379	($5,817,749)
Margin percentage	25.0%	26.8%	(1.8% )

Margin for the year ended February 29, 2008 was $8,131,630 compared to $13,949,379 for the previous year, representing a decrease in margin percentage of 1.8% . The decrease in margin of $5,817,749 was the net result of the following:

Decreases of $6.6 million relating to:
the termination of the Hansen’s contract and lower bottling volumes related to the consolidation of production to the Edmonton plant, both effective in April 2007;
lower volumes of certain other products licensed to the Company; and

the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year, partially offset by;

Increases totaling $0.8 million including:
$0.6 million from increased volume of TrueBlue® and other products; and
$0.2 million from increased volumes with ongoing bottling contracts.

The decrease in margin percentage was largely related to increased freight costs per case coupled with an increase in discounts and rebates as a result of more aggressive promotions of the Company’s brands and larger volume rebates related to the Company’s ongoing bottling business.

Selling, General and Administration Expenses
For the year ended February 29, 2008, selling, general and administration expenses decreased by $816,179 from $14,646,709 in the fiscal year ended February 28, 2007 to $13,830,530 in the fiscal year ended February 29, 2008. The decrease was the net result of:

  non-recurring expenses related to the relocation of the Richmond plant equipment of $404,904;
  higher marketing expenses of $200,215 to promote the Company’s new and existing brands;
  increase in legal and audit expenses of $250,986;
  increase in outside administrative services including professional fees related to SOX 404 of $177,828;
  increase in warehousing related costs of $319,945; offset by lower plant costs of $894,834 as a result of the closing of the Richmond plant;
  lower wages and commission expenses of $904,198;
  lower stock based compensation expense of $366,588;
  other lower costs, net, of $4,437.

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

Other income was $1,389,263 relating to the termination of the Hansen’s® contract in the quarter ended May 31, 2007 compared to $250,000 in the prior year for the termination of a bottling contract.

Interest on long term debt was higher as a result of new capital leases for equipment to accommodate new products in the Edmonton bottling plant.

The loss on sale of assets of $101,486 consists of a loss on the sale of production equipment of $31,239, a loss on the sale of vehicles of $62,033, and a loss on disposal of outdated computer equipment of $8,214. In the prior year, the Company recorded a loss on sale of assets in the amount of $37,004 resulting from a loss on the sale of an investment in a candy company in the amount of $27,500 and a loss on the sale of vehicles in the amount of $9,504.

The Company recorded interest income of $96,127 from short-term cash deposits.

The Company recorded a mostly non-cash income tax expense of $40,944 relating to Canadian operations, as compared to a $1,633,618 recovery in the prior year. The current year amount was lower than the prior year as a result of a change in current and future enacted rates in Canada, resulting in a reduction in the value of the future income tax asset and an increase in income tax expense of approximately $1,000,000. Future income tax assets in other operating entities were offset by a valuation allowance.

Liquidity and Capital Resources

Financial Year Ended February 28, 2009

As of February 28, 2009, the Company had working capital of $289,625 compared to working capital of $2,962,487 at the prior year-end. Bank indebtedness decreased to $1,512,915 from $2,084,714 in the prior year. The Company held $699,931 in cash and cash equivalents at February 28, 2009 compared with $2,886,809 at the prior year-end.

The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was not in compliance with the current ratio covenant at February 28, 2009, however the Company regained compliance in March 2009.

Considering the positive working capital position, including the cash on hand at February 28, 2009, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Cash provided by	Year ended	Year ended
(used in):	February 28, 2009	February 29, 2008	Change
Operating activities	($ 207,918)	($3,850,742)	$3,642,824
Investing activities	($ 296,694)	($2,160,312)	$1,863,618
Financing activities	($1,660,493)	$8,621,304	($10,281,797)

For the year ended February 28, 2009, the decrease in cash used in operating activities was primarily a result of the decrease in loss for the year. Additionally, reductions in accounts payable as a result of lower sales volumes were more than offset by reductions in accounts receivable and inventories from lower sales volumes and a reduction in prepaid expenses mostly from a reduction in prepaid slotting fees.

The decrease in cash used in investing activities in the year ended February 28, 2009 was the result of fewer additions of bottling equipment in the Edmonton plant as compared to the prior year.

The difference in cash generated from financing activities over the prior year largely results from the share issuance, and proceeds from additional long-term debt in the prior year that were non-recurring.

The Company has a demand revolving operating bank loan with a credit limit of $5,500,000, subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.75 – 2.25% per annum. At February 28, 2009, the amount of eligible collateral was $2,468,000. The Company’s requirement for operating capital increases in the summer months with increased sales and decreases in winter months. The unused portion of the operating bank loan is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes. The Company also has a term loan from the bank in the amount of $2,881,666 with an interest rate of the Canadian prime rate of its lender plus 1.75% per annum maturing in February 2011.

Other sources of financing are more fully described in note 7 of the financial statements.

The Company generally maintains bank indebtedness and cash or cash equivalents in Canadian funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2010.

Financial Year Ended February 29, 2008

As of February 29, 2008, the Company had working capital of $2,962,487 compared to negative working capital of $697,941 at the prior year-end. Bank indebtedness decreased to $2,084,714 from $3,926,692 for the prior year. The Company held $2,886,809 in cash and cash equivalents at February 29, 2008. There were no cash or cash equivalents in the previous year.

The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 29, 2008.

Cash provided by	Year ended	Year ended
(used in):	February 29, 2008	February 29, 2007	Change
Operating activities	($3,850,742)	($1,357,495)	$(2,493,247)
Investing activities	($2,160,312)	($1,634,736)	$(525,576)
Financing activities	$8,621,304	$3,059,029	$5,562,275

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

The increase in cash provided by financing activities in the year ended February 29, 2008 is primarily the result of the $9.7 million common share and warrant issue in August 2007 together with proceeds from capital leases on bottling plant equipment mentioned above.

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

  Trend Information.

Sales to date for the first quarter of fiscal 2010 are trending lower than the comparable period in the prior year, however, profitability is increasing as the Company is concentrating its efforts in areas that have historically yielded the most positive results. Also, the Company has significantly reduced its selling, general and administrative expenses, savings that were not fully realized in the fiscal year ended February 28, 2009.

E.	Off-balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment as disclosed in Note 10 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

2.	The Company has no off-balance sheet arrangements of this nature.

F.	Tabular disclosure of contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	$2,990,626	$904,758	$883,695	$251,084	$951,089
Capital (Finance) Lease Obligations	$2,119,341	$396,223	$863,873	$591,520	$267,725
Operating Lease Obligations	$2,267,297	$659,991	$1,186,510	$420,796	-
Purchase Obligations	-	-	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (1)	$1,286,000	$320,000	$474,000	$347,000	$145,000
Total	$8,663,264	$2,280,972	$3,408,078	$1,610,400	$1,363,814

(1)	Since the interest rates on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 19 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: goodwill; accounts receivable; inventory; revenue recognition; stock-based compensation and income taxes.

Change in Reporting Currency

Effective for the year ended February 28, 2009, the Company changed its reporting currency from United States dollars (“U.S.”) to Canadian dollars (“Cdn$”). The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s transactions are denominated in Canadian dollars. For the year ended February 29, 2008 and for all prior periods, the Company reported its financial statements in U.S. dollars. The comparative figures disclosed in these financial statements have been restated to the Canadian dollar as if the Canadian dollar had been used as the reporting currency for all periods.

In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of other comprehensive income, which is included as part of shareholders’ equity. Results in the consolidated statements of loss and comprehensive loss of prior years were translated using the weighted average exchange rate in effect for the applicable periods, and the results of prior year consolidated balance sheets were translated using applicable period end exchange rate. The effect of the change in reporting currency was substantially to eliminate the Accumulated Other Comprehensive Income created upon the conversion to a U.S. dollar reporting currency. The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s transactions are denominated in Canadian dollars.

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

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment in future periods up to the carrying value of the goodwill balance of $3,353,543. A 10% change in annual revenue estimates without a corresponding reduction in gross margins, operating costs or overheads, could materially change the valuation of the goodwill balances.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require management judgment regarding the ability to collect the amounts due. Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $156,125 at February 28, 2009. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements,

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost, which approximates average cost of raw materials, direct labour and overhead and net realizable value. Errors in estimates in the standard cost calculations or obsolete inventory levels could result in adjustments to inventory values. At February 28, 2009, the inventory balance was presented net of a provision for obsolete inventory in the amount of $342,803. A 10% change in the estimates for provision of obsolete inventory would not result in a material change to the financial statements.

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

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company, it could result in an impairment adjustment in future periods up to the carrying value of the future income tax balance of $4,223,742. A 10% change in revenue estimates without a corresponding reduction in overhead costs, gross margins or operating costs could materially change the valuation of the future income tax assets. The majority of the income tax asset commences to expire February 28, 2026.

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

In June 2008, the FASB finalized EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock". The EITF lays out a procedure to determine if an equity-linked financial instrument (or embedded feature) is indexed to its own common stock. The EITF is effective for fiscal years beginning after December 15, 2008. The adoption of EITF 07-5 is anticipated to result in a reclassification of certain of our warrants from equity to liability for US GAAP purposes, and will require re-measurement to current fair value at the end of every reporting period with the change in fair value reported in our consolidated statement of operations as a gain or loss on derivative financial instruments. The company is currently evaluating the financial statement impact of adopting this standard.

There are three new CICA accounting standards that have been adopted by the Company effective March 1, 2008:

i. The CICA has issued new accounting standards Section 3862, “Financial Instruments –Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements as disclosed in note 16 of the Company’s consolidated financial statements for the fiscal year ended February 28, 2009.

ii. Effective March 1, 2008, the Company adopted the impact of the new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance as disclosed in note 17 of the Company’s consolidated financial statements for the fiscal year ended February 28, 2009.

iii. CICA Handbook Section 3031 “Inventories” prescribes the accounting treatment for inventories and provides guidance on the determination of inventory costs and their subsequent recognition as an expense, including any write-down to net realizable value. There was no impact on the Company’s financial position or results of operations as a result of adopting this new standard.

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
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2010 ;
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

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company, areas of experience, and principal business activities performed outside the Company:

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

James Corbett North Vancouver, BC Canada	Mr. Corbett has been a director of Leading Brands, Inc. since June 2008. He trained as a Chartered Accountant, and is the founder and president of Canadian Outback Adventures.

Mr. Corbett has served as a member of the Tourism Management Advisory Committee of Capilano University, and is also a guest lecturer at various colleges.

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

He is also the President of Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites, and Moxie’s Restaurants LP, Shark Clubs of Canada, Inc. and Denny’s Restaurants of Canada.

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

Jonathan Merriman San Francisco, CA USA	Mr. Merriman has been a director of Leading Brands, Inc. since January 1999. He is also the CEO of Merriman Curhan Ford & Co., a securities broker-dealer and investment bank.

Sinan ALZubaidi Edmonton, AB Canada	Mr. ALZubaidi is the Vice President of Bottling Operations for Leading Brands of Canada, Inc.

Prior to joining Leading Brands in 1998, Mr. ALZubaidi worked for Sweet Ripe drinks (Ontario & Nova Scotia) for 7.5 years as a Director of Operations. Prior to this he worked for 12 years as a senior Statistician for the federal government of UAE.

Sinan has a BA degree in Statistics and post graduate courses in the same field.

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

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

B.	Executive Compensation.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company’s strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Compensation Committee’s philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to our long-term success. The Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management’s interests with those of the shareholders of the Company in the sustained growth of shareholder value.

The Company’s process for determining executive compensation is relatively simple. The Company relies on the Compensation Committee and discussion with the Board of Directors without formal objectives, criteria and analysis. The Compensation Committee will, from time to time, retain independent consultants to advise on compensation matters. In the fiscal year ended February 28, 2009, the Company did not retain independent compensation consultants or use any formal benchmarking in determining compensation.

Compensation Program

The Company’s executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

  promote an ownership mentality among key leadership and the Board of Directors;
  enhance the overall performance of the Company; and
  recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company’s business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. The Compensation Committee believes that some portion of overall cash compensation should be “at risk”, that is, contingent on successful achievement of our corporate and individual targets. Depending on our financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company’s common shares. Long-term incentives are granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled ‘Option-Based Awards’.

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive. These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Compensation Committee and the Board also take into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Recent Developments

During the fiscal year ended February 28, 2009, management determined to realign and scale back our compensation plans and practices to more closely reflect our financial position. In keeping with that, most managers and executives accepted a voluntary 10% roll back of their base salaries until the Company exhibits consistent monthly profitability.

Summary Compensation Table

The following tables set forth all remuneration paid by the Company and its subsidiaries during the last fiscal year to its Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers whose total compensation was, individually, more than $150,000 for the fiscal year (collectively, the “Named Executive Officers”).

These tables are presented in accordance with National Instrument Form 51-102F6 (Canada).

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share- based awards ($)	Option- Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compen- sation ($)	Pension value ($)	Total Compen- sation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Ralph McRae, Chairman, President and CEO	2009	nil	nil	5,567	nil	nil	510,400(2) 84,000	nil	599,967
Donna Louis, CFO	2009	177,734	nil	42,943	nil	nil	nil	nil	220,677
Dave Read, Executive Vice President	2009	nil	nil	8,416	nil	nil	199,616(3)	nil	208,032
Patrick Wilson, (4) Exec. VP of Sales	2009	176,285(5)	nil	14,252(6)	nil	nil	nil	nil	190,537
Sinan ALZubaidi, Vice President of Bottling Operations	2009	154,200(7)	nil	21,800		nil	5,000	nil	181,000

1.

The value of option awards reflects the amount of compensation cost recognized in the applicable year by the Company for financial statement reporting purposes. The amount represents the current year’s expense calculated from the fair value of all vesting stock options, based on the Black-Scholes option pricing model using factors as set out in Note 8 to the Company’s February 28, 2009 consolidated financial statements.

2.

McRae Ventures, Inc., a company with a director in common with the Company, received $510,400 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives $7,000 per month for consulting services provided by the members of the Board of BBI Holdings Inc.

3.	VE Services, a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.
4.	Mr. Wilson left the Company on December 12, 2008.
5.	This amount represents amounts paid for a 9.5 month period during the fiscal year ended February 28, 2009.
6.	Mr. Wilson’s stock options were cancelled on January 12, 2009.
7.	Includes cash bonus paid for achieving performance goals.

The Company does not have formal employment or consulting agreements. Some executives are paid as employees of the company and others are paid as consultants, who invoice the company for their services.

Outstanding Option-Based Awards

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)USD	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($)
Ralph McRae	500,000 100,000	1.00 0.60	March 1, 2010 June 26, 2018	nil nil
Donna Louis	14,000 100,000 50,000	1.04 1.42 0.60	July 15, 2014 January 10, 2018 June 26, 2018	nil nil nil
Dave Read	100,000	1.42	January 10, 2018	nil
Sinan ALZubaidi	3,500 24,167 6,833 25,000 35,000	1.49 0.81 1.07 1.24 0.60	June 1, 2009 February 9, 2015 January 11, 2016 April 4, 2018 June 26, 2018	nil nil nil nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was USD$0.11, and the exercise or base price of the option.

The terms of the Company’s stock options are discussed under the “Option-Based Awards” section above.

No stock options were exercised by the Named Executive Officers during the most recently completed financial year, nor did the Company reprice any stock options during that period.

Value Vested or Earned During the Year

The following table set out the value vested or earned of all stock options that vested during the most recently completed financial year for each of the Named Executive Officers:

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Ralph McRae	Nil
Donna Louis	80.00
Dave Read	Nil
Patrick Wilson	380.05
Sinan ALZubaidi	995.00

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

The Company does not have a formal stock option plan. The options generally vest monthly over a 5-year vesting period. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date, subject to trading blackout periods. In the Company’s fiscal year ended February 28, 2009, there were no stock options exercised, and the value of all options granted to Directors and Named Executive Officers was below the market price at the year-end.

Further details regarding stock options may be found in the sections above and below titled ‘Option-Based Awards’ and ‘Outstanding Option-Based Awards’.

Pension Plan Benefits

The Company does not have a pension plan or defined contribution plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

No amounts have been set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or officers of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the company or change in a Named Executive Officer’s responsibilities. The local laws regarding termination and severance are assumed to apply.

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each directors’ meeting and committee meeting attended. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed financial year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensa- tion ($)	All Other Compensa- tion ($)	Total ($)
Douglas Carlson(2)	7,000	nil	32,481	nil	nil	39,481
James Corbett(3)	7,600	nil	8,007	nil	nil	15,607
Stephen Fane	13,000	nil	39,763	nil	nil	52,763
Thomas Gaglardi	8,000	nil	8,007	nil	nil	16,007
Iain Harris(4)	9,500	nil	2,704	nil	nil	12,204
Jonathan Merriman	7,500	nil	20,244	nil	nil	27,744

(1)

The value of option awards reflects the amount of compensation cost recognized in the applicable year by the Company for financial statement reporting purposes. The amount represents the current year’s expense calculated from the fair value of all vesting stock options, based on the Black-Scholes option pricing model using factors as set out in Note 8 to the Company’s February 28, 2009 consolidated financial statements.

(2)	Mr. Carlson retired from the Board of Directors on April 7, 2009.
(3)	Mr. Corbett joined the Board of Directors on June 26, 2008.
(4)	Mr. Harris retired from the Board of Directors on June 26, 2008 and currently serves as an advisor to the Board.

Outstanding Option-Based Awards

Options for the purchase of common shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in ‘Option-Based Awards’.

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors. The Company has not granted any share-based awards.

Director Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price USD ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)
Douglas Carlson(2)	43,333 100,000	1.04 0.60	July 15, 2014(3) June 26, 2018(3)	nil nil
James Corbett	100,000	0.60	June 26, 2018	nil
Stephen Fane	50,000 100,000	3.15 0.60	Oct. 4, 2017 June 26, 2018	nil nil
Thomas Gaglardi	100,000	0.60	June 26, 2018	nil
Iain Harris	25,000	1.04	July 15, 2014	nil
Jonathan Merriman	50,000 100,000	1.04 0.60	July 15, 2014 June 26, 2018	nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was USD$0.11, and the exercise price of the option.

(2)	Mr. Carlson retired from the Board of Directors on April 7, 2009.

(3)	Mr. Carlson’s options were cancelled as of May 7, 2009.

No stock options were exercised by the Directors during the most recently completed financial year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

The following table set out the value vested or earned of all stock options that vested during the most recently completed financial year for each of the Directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Douglas Carlson	266.67
James Corbett	Nil
Stephen Fane	Nil
Thomas Gaglardi	Nil
Iain Harris	66.67
Jonathan Merriman	133.33

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

The Company does not have a formal stock option plan. The options generally vest monthly over a 5-year vesting period. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date, subject to trading blackout periods. In the Company’s fiscal year ended February 28, 2009, there were no stock options exercised, and the value of all options granted to Directors and Named Executive Officers was below the market price at the year-end.

Further details regarding stock options may be found in the sections above titled ‘Option-Based Awards’ and ‘Outstanding Option-Based Awards’.

C.	Board practices.

1.

The Company’s Board of Directors has been set at 7 directors, and there are two vacancies at this time. The Board is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Served Since

Ralph D. McRae	I	July/07 to July/10	March 1996
Jonathan Merriman	I	July/07 to July/10	January 1999
James Corbett	II	Jun/08 to Jun/11	June 2008
Stephen K. Fane	III	Oct/07 to Jun/09	October 2007
R. Thomas Gaglardi	III	Jun/06 to Jun/09	October 1998

Four of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company.

1.	There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

2.	Audit Committee

The members of the Company’s Audit Committee are:

Douglas Carlson
James Corbett
Stephen Fane

Since Mr. Carlson’s retirement from the Company’s Board of Directors in April 2009, this Committee has one vacancy, and is temporarily out of compliance with NASDAQ’s audit committee requirements as set forth in Listing Rule 5605 which requires that the Audit Committee have at least three independent members.

On April 24, 2009 the Company received a letter from Nasdaq confirming that it was not in compliance with Listing Rule 5605 and providing the Company a cure period to regain compliance through October 5, 2009.

The Company has begun the process of identifying a third Audit Committee member and expects to regain compliance with NASDAQ’s audit committee composition requirements within the cure period.

All members of the audit committee are independent directors, are financially literate, and are considered “financial experts” as defined by the Securities and Exchange Commission. For details on their professional careers, see “Item 6.-A. Directors and senior management”.

The audit committee has a written charter which specifies the scope of authority and responsibility. A copy of the Audit Committee Charter was previously filed as an exhibit to the Company’s annual report on Form 20-F, filed on May 30, 2008, and is incorporated by reference. The audit committee reviews and re-assesses the adequacy of its written charter on an annual basis. The function of the audit committee is one of review and oversight. The committee also is responsible for monitoring the independence, qualifications and performance of the Company’s external auditors, overseeing the audits of the Company’s financial statements and approving any non-audit services. The committee reports to the Board from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board to make an informed decision.

Compensation of Directors and the CEO

The members of the Compensation Committee are Douglas Carlson and Jonathan Merriman, both of whom are independent. Since Mr. Carlson’s retirement from the Board in April 2009, this committee has one vacancy. These directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company. Reference is made to the Executive Compensation section above for further information.

As of May 1, 2009 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Donna Louis	Chief Financial Officer

Employees.

Following are the number of employees of the Company for the past 3 financial years as at the end of each fiscal year:

	February 28, 2009	February 29, 2008	February 28, 2007
Canada	88	123	151
United States	0	6	7

D.	Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors, and subject to shareholder approval.

As of February 28, 2009, the Company had 2,090,832 issued and outstanding options, with a weighted average exercise price of $1.02.

As of May 1, 2009, there were 2,010,832 issued and outstanding options, with a weighted average exercise price of $0.975. Of the total stock options granted, 1,020,383 have vested and are available for exercise as at May 1, 2009.

The following table provides share ownership information with respect to the directors and officers listed in subsection 6.A above, as at May 1, 2009.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price	Expiration Date
Ralph McRae	819,309 (4.1%)	500,000 100,000	Mar.1, 2000 June 26, 2008	$1.00 $0.60	Mar.1, 2010 June 26, 2018
James Corbett	<1%	100,000	June 26, 2008	$0.60	June 26, 2018
Stephen K. Fane	<1%	50,000 100,000	October 4, 2007 June 26, 2008	$3.15 $0.60	October 4, 2017 June 26, 2018
R. Thomas Gaglardi	2,095,626(2) (10.5%)	100,000	June 26, 2008	$0.60	June 26, 2018
Jonathan Merriman	<1%	50,000 100,000	July 15, 2004 June 26, 2008	$1.04 $0.60	July 15, 2014 June 26, 2018
Donna Louis	<1%	14,000 100,000 50,000	July 15, 2004 Jan. 10, 2008 June 26, 2008	$1.04 $1.42 $0.60	July 15, 2014 Jan. 10, 2018 June 26, 2018
Dave Read	< 1%	100,000	Jan. 10, 2008	$1.42	Jan. 10, 2018
Sinan ALZubaidi	< 1%	3,500 24,167 6,833 25,000 35,000	June 1, 2004 Feb. 9, 2005 Jan. 11, 2006 Apr. 4, 2008 June 26, 2008	$1.49 $0.81 $1.07 $1.24 $0.60	June 1, 2009 Feb. 9, 2015 Jan. 11, 2016 Apr. 4, 2018 June 26, 2018

(1)

The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

(2)	2,020,626 of these Shares are held by Northland Properties Corporation, a company related to Mr. Gaglardi

Further information regarding stock options with respect to the directors and officers may be found in the sections above, titled ‘Outstanding Option-Based Awards’.

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at May 29, 2009, the Company had 19,958,124 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 29, 2009:

(a)
	Name of shareholder	Number of shares	Percentage of outstanding shares
	Northland Properties (1)	2,020,626	10.1%

(1) Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.

(b)

As of May 1, 2008, Investcorp Interlachen Multi-Strategy Master Fund Limited beneficially owned 1,000,000 common shares, or 5% of the Company’s voting securities. As of May 11, 2009, Investcorp Interlachen Multi-Strategy Master Fund Limited beneficially owned less than 5% of the Company’s voting securities.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 192 members showed that 14,059,745 of the Company’s common shares or 70.45% were held by 151 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

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

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2009 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as discussed in the compensation section and as follows:

	a)	A company with a director and officer in common with the Company, purchased the Company’s spring water site for $450,000.

	b)	Companies with a director in common with the Company, supplied hotel and restaurant services in the amount of $5,283.

	c)	A company related to a director and officer of the Company, supplied waste management services in the amount of $693.

	d)	A company with a director and officer in common with the Company, purchased water from the Company’s spring site in the amount of $14,280.

	e)	A company with a director and officer in common with the Company, supplied marketing consulting services in the amount of $69,300.

2.	There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

C.	Interest of experts and counsel.
This Item is not applicable for an Annual Report.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information.

The following financial statements for the year ended February 28, 2009 are included in this report:

	(a)	Balance sheets

	(b)	Statements of Loss and Comprehensive Loss

	(c)	Statements of Cash Flows

	(d)	Statements of Changes in Shareholders’ Equity

(e)	Summary of Significant Accounting Policies

(f)	Notes to the Financial Statements

A-7.

Legal Proceedings

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to have significant effects on the Company’s financial position or profitability.

A-8.

Dividend Distributions
The Company will consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.	Significant Changes since the date of the annual financial statements.

None

Item 9. – The Offer and Listing.

Note: For an Annual Report, only the information called for by Items 9.A.4 and 9.C is required.

A.	Offer and listing details.

	4.	Following is information regarding the price history of the stock on the Nasdaq Capital Market, in United States dollars:

	(a)	for the five most recent full financial years:

Period	High $	Low $
March 1, 2008 to Feb. 28, 2009	1.47	0.05
March 1, 2007 to Feb. 29, 2008	4.67	1.19
March 1, 2006 to Feb. 28, 2007	7.09	1.45
March 1, 2005 to Feb. 28, 2006	1.75	0.71
March 1, 2004 to Feb. 28, 2005	1.75	0.78

(b)	for each full financial quarter of the two most recent full financial years:

Period	High $	Low $
4th Quarter Dec. 1, 2008 – Feb. 28, 2009	0.26	0.05
3rd Quarter Sept. 1, 2008 – Nov.30, 2008	0.80	0.13
2nd Quarter June 1, 2008 – Aug. 31, 2008	0.99	0.52
1st Quarter Mar. 1, 2008– May 31, 2008	1.47	0.58
4th Quarter Dec. 1, 2007 – Feb. 29, 2008	1.89	1.19
3rd Quarter Sept. 1, 2007 – Nov.30, 2007	3.31	1.37
2nd Quarter June 1, 2007 – Aug. 31, 2007	4.67	2.66
1st Quarter Mar. 1, 2007– May 31, 2007	4.13	2.30

(c)	for the most recent six months

Period	High $	Low $
April 1 - 30, 2009	0.30	0.09
March 1 – 31, 2009	0.13	0.06
February 1 – 28, 2009	0.16	0.08
January 1 – 31, 2009	0.26	0.11
December 1 – 31, 2008	0.17	0.05
November 1 – 30, 2008	0.28	0.13

C.	Markets.

The Company's common shares have been quoted on the NASDAQ Capital Market (formerly called the NASDAQ Small-cap Market) since August 3, 1993. The ticker symbol is LBIX.

Item 10. – Additional Information.

A.	Share capital

This item is not applicable for an Annual Report.

B.	Memorandum and articles of association.

This information was previously reported to the Securities and Exchange Commission in the Company’s registration statement on Form F-3, filed on September 24, 2007, and is incorporated by reference.

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

This item is not applicable.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The table below shows the long-term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE

LONG TERM DEBT	Lease	Lease	Lease	Lease	Note Payable
Interest Rate	6.46%- 6.61%	5.675%	6.575%	6.125%	8.0%
Principal at February 28, 2009	$287,481	$214,867	$905,298	$711,695	$108,960
Principal payments by year:
2010	66,062	93,425	124,468	112,268	108,960
2011	70,508	121,442	132,902	119,341	-
2012	150,911	-	141,909	126,860	-

2013	-	-	151,526	134,852	-
2014	-	-	161,795	143,347	-
2015 and thereafter	-	-	192,698	75,027	-
TOTAL	$287,481	$214,867	$905,298	$711,695	$108,960

The fair value of this debt decreases as market interest rates increase. The fair value of this debt approximates book value as at February 28, 2009.

VARIABLE INTEREST RATE

DEBT	Operating Loan	Term Loan
Interest Rate	prime + 1.75% to 2.25%	prime + 1.75%
Principal at February 29, 2008	$1,512,915	$2,881,666
Principal payments by year:
2010		795,798
2011		765,849
2012		117,846
2013		122,808
2014		128,276
2015 and thereafter		951,089
TOTAL	$1,512,915	$ 2,881,666

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

P A R T II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.

There were no material modifications to the rights of the Company’s shareholders during the fiscal year ended February 28, 2009. On November 14, 2008, the Company’s shareholders approved a consolidation of the Company’s common shares, also known as a reverse stock split, at an extraordinary general meeting. The Board of Directors will have the discretion to select the exact consolidation date and ratio, from a range of 4:1 to 8:1. To date, the Board of Directors has elected not to proceed with the consolidation.

B.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2009.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. - Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of February 28, 2009, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Act”) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is:

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

As part of its evaluation of the effectiveness of its internal control over financial reporting as required by paragraph (c) of 17 CFR 240.13a -15 or 240.15d -15, the Company, utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework. The Company annually reviews the final documentation to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 28, 2009. Based on this evaluation, Management concluded that the Company’s internal control over financial reporting is effective as of the fiscal year ended February 28, 2009.

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

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended February 28, 2009, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. – Audit Committee Financial Expert.

The Company’s Board of Directors has determined that the Company has two audit committee financial experts, Mr. James Corbett and Mr. Stephen Fane, serving on its Audit Committee. All members of the Audit Committee are independent directors. For details on their professional careers, and for further information regarding the Company’s Audit Committee, see Items 6.A and 6.C above.

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

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2009 and February 29, 2008 totaled $131,576 and $209,016 respectively.

b)	Audit-Related Fees - Audit related fees billed for the fiscal year ended February 28, 2009 and February 29, 2008 totaled $Nil and $Nil respectively.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 29, 2008 and February 28, 2007 totaled $18,407 and $21,783 respectively.

d)	All Other Fees – Other fees billed for the fiscal year ended February 28, 2009 and February 29, 2008 totaled $Nil and $Nil respectively.

e)

The Audit Committee approves all audit, audit-related services, tax services and other services provided by BDO Dunwoody LLP. Any services provided by BDO Dunwoody LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement. None of the fees paid to BDO Dunwoody LLP were approved pursuant to the de minimus exception.

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

Item 16G. - Corporate Governance

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance requirements, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The Company has chosen to comply with the Nasdaq corporate governance rules as though it was a U.S. company. Accordingly, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. companies under the Nasdaq Rules.

As discussed in Item 6.C(3) of this Form 20-F, the Company is temporarily out of compliance with NASDAQ’s audit committee requirements, and expects to regain compliance within NASDAQ’s cure period.

P A R T III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the years ended February 28, 2009, February 29, 2008 and February 28, 2007 are attached to this report.

Item 18. – Financial Statements.

Not applicable.

Item 19. – Exhibits.

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Registration Rights Agreement, incorporated by reference from prior filing as Exhibit 99.4 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.3	Securities Purchase Agreement, incorporated by reference from prior filing as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae
Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 29, 2009

Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2009 and February 29, 2008
(Expressed in Canadian Dollars)

Contents
Independent Auditors’ Report

Comments by Auditors for U.S. Readers on Canada-United States Reporting Difference

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

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 28, 2009 and February 29, 2008 and the Consolidated Statements of Loss and Comprehensive Loss, Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 28, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and February 29, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2009 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
May 26, 2009

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Comments by Auditors for U.S. Readers on Canada-United States
Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by changes in an accounting policy, such as those described in the Company’s Change in Reporting Currency accounting policy, that have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders on the Consolidated Financial Statements dated May 26, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
May 26, 2009

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at	Feb. 28, 2009	Feb. 29, 2008

Assets
Current
Cash and cash equivalents	$699,931	$2,886,809
Accounts receivable (Note 16(a))	1,478,433	2,329,720
Inventory (Note 1)	3,096,403	4,588,833
Prepaid expenses and deposits (Note 5)	177,638	400,339
	5,452,405	10,205,701
Property, plant and equipment (Note 2)	9,615,327	9,714,120
Trademarks and rights	108,960	108,960
Goodwill (Note 4)	3,353,543	3,353,543
Future income taxes (Note 13)	4,223,742	4,511,629
Total Assets	$22,753,977	$27,893,953

Liabilities and Shareholders’ Equity
Liabilities
Current
Bank indebtedness (Note 6)	$1,512,915	$2,084,714
Accounts payable and accrued liabilities	2,348,884	3,907,257
Current portion of long-term debt (Note 7)	1,300,981	1,251,243
	5,162,780	7,243,214
Long-term debt (Note 7)	3,808,986	4,947,418
Lease Inducement (Note 3)	101,171	-
	9,072,937	12,190,632
Shareholders’ Equity
Share Capital
Authorized (Note 8(a))
500,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued
19,958,124 common shares (2008 – 19,958,124 )	45,283,762	45,283,762
Contributed surplus (Note 9)	7,420,785	7,114,012
Accumulated other comprehensive income - currency
translation adjustment	577,916	593,275
Deficit	(39,601,423)	(37,287,728)
	13,681,040	15,703,321
Total Liabilities and Shareholders’ Equity	$22,753,977	$27,893,953

Approved on behalf of the Board:

/s/ Ralph McRae	Director

/s/ Stephen Fane	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2009	Feb. 29, 2008	Feb. 28, 2007

Gross Sales	$32,497,912	$36,866,555	$57,298,868

Less: Discounts, rebates and slotting fees	(4,302,262)	(4,288,385)	(5,244,197)

Net Sales	28,195,650	32,578,170	52,054,671

Expenses (income)
Cost of sales	19,071,688	24,446,540	38,105,292
Selling, general and administrative	9,892,150	13,830,530	14,646,709
Amortization of property, plant and equipment	767,798	728,317	983,320
Amortization of deferred costs and other	-	6,563	75,277
Interest on long-term debt	327,148	375,427	331,157
Interest on current debt	137,421	201,925	198,627
Loss (gain) on contract settlement (Note 12)	308,280	(1,389,263)	(250,000)
Impairment of, property, plant and equipment
(Note 2)	-	-	3,604,711
Interest income	(33,545)	(96,127)	-
(Gain) loss on sale of assets (Note 12)	(250,880)	101,486	37,004

	30,220,060	38,205,398	57,732,097

Loss before income taxes	(2,024,410)	(5,627,228)	(5,677,426)

Income taxes recovery (expense) (Note 13)	(289,285)	(40,944)	1,633,618

Net loss for the year	(2,313,695)	(5,668,172)	(4,043,808)

Foreign exchange translation adjustment	(15,359)	266,591	(65,164)

Comprehensive loss	$(2,329,054)	$(5,401,581)	$(4,108,972)

Loss per share
Basic and diluted	$(0.12)	$(0.31)	$(0.26)

Weighted average common shares outstanding
Basic and diluted (Note 8(h))	19,958,124	18,412,993	15,788,230

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2009	Feb. 29, 2008	Feb. 28, 2007

Cash provided by (used in)

Operating activities
Net loss for the year	$(2,313,695)	$(5,668,172)	$(4,043,808)
Items not involving cash
Amortization of property, plant and equipment	767,798	728,317	983,320
Amortization of deferred costs and other	-	6,563	75,277
Amortization of leasehold inducement (Note 3)	(13,845)	-	-
(Gain) loss on sale of assets	(250,880)	101,486	37,004
Impairment of property, plant and equipment	-	-	3,604,711
Stock based compensation (Note 9)	306,773	278,175	644,763
Future income taxes (recovery)	287,887	41,938	(1,633,852)
Changes in non-cash operating working capital
items (Note 14)	1,008,044	660,951	(1,024,910)

	(207,918)	(3,850,742)	(1,357,495)
Investing activities
Purchase of property, plant and equipment	(780,957)	(2,599,255)	(1,803,098)
Proceeds on sale of assets	484,263	438,943	168,362

	(296,694)	(2,160,312)	(1,634,736)
Financing activities
Increase (decrease) in bank indebtedness	(571,799)	(1,841,978)	951,875
Issuance of common shares	-	9,670,674	1,761,437
Proceeds from issuance of long-term debt	72,478	1,584,937	1,000,405
Repayment of long-term debt	(1,161,172)	(792,329)	(654,688)

	(1,660,493)	8,621,304	3,059,029

Increase (decrease) in cash and cash equivalents	(2,165,105)	2,610,250	66,798

Effect of exchange rates on cash	(21,773)	276,559	(66,798)

Cash and cash equivalents, beginning of year	2,886,809	-	-

Cash and cash equivalents, end of year	$699,931	$2,886,809	$-

Supplementary disclosure of cash flow
Information

Cash paid(received) during the year
Income tax payments (recovery), net	$1,398	$(994)	$235
Interest received	$(33,868)	$(90,800)	$-
Interest paid	$474,441	$579,672	$537,099

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

For the years ended February 28, 2009, Feb. 29, 2008, and	Shares	Amount
Feb. 28, 2007

Common Stock

Balance at March 1, 2006	15,084,068	$37,948,105
Shares issued upon exercise of stock options	1,316,777	1,761,437
Balance at March 1, 2007	16,400,845	39,709,542
Shares issued upon exercise of stock options	257,278	318,696
Shares issued for private placement	3,300,001	5,255,524

Balance at February 29, 2008 and February 28, 2009	19,958,124	$45,283,762
Contributed Surplus
Balance at March 1, 2006		$2,094,620
Stock based compensation on issued stock options (Note 9)		644,763
Balance at February 28, 2007		2,739,383
Stock based compensation on issued stock options (Note 9)		278,175
Contributed surplus on issue of warrants (Note 8)		4,096,454
Balance at February 29, 2008		7,114,012
Stock based compensation on issued stock options (Note 9)		306,773

Balance at February 28, 2009		$7,420,785
Deficit
Balance at March 1, 2006		$(27,575,748)
Net loss		(4,043,808)
Balance at February 28, 2007		(31,619,556)
Net loss		(5,668,172)
Balance at February 29,2008		(37,287,728)
Net loss		(2,313,695)

Balance at February 28, 2009		$(39,601,423)

Accumulated other comprehensive income
Balance at March 1, 2006		$391,848
Foreign exchange translation adjustment		(65,164)
Balance at February 28, 2007		326,684
Foreign exchange translation adjustment		266,591
Balance at February 29, 2008		593,275
Foreign exchange translation adjustment		(15,359)

Balance at February 28, 2009		$577,916

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 19. Details of the significant accounting policies are as follows:

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

Change in Reporting Currency

Effective for the year ended February 28, 2009, the Company changed its reporting currency from United States dollars (“U.S.”) to Canadian dollars (“Cdn$”). The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s transactions are denominated in Canadian dollars. For the year ended February 29, 2008 and for all prior periods, the Company reported its financial statements in U.S. dollars. The comparative figures disclosed in these financial statements have been restated to the Canadian dollar as if the Canadian dollar had been used as the reporting currency for all periods.

In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

Change in Reporting Currency - continued

All resulting exchange differences are reported as a separate component of other comprehensive income, which is included as part of shareholders’ equity. Results in the consolidated statements of loss and comprehensive loss of prior years were translated using the weighted average exchange rate in effect for the applicable periods, and the results of prior year consolidated balance sheets were translated using applicable period end exchange rate. The effect of the change in reporting currency was substantially to eliminate the Accumulated Other Comprehensive Income created upon the conversion to a U.S. dollar reporting currency. The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s transactions are denominated in Canadian dollars.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require management judgment regarding the ability to collect the amounts due.

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

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

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

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make estimates and assumptions in determining carrying value include accounts receivable, inventory, property, plant and equipment, goodwill, future income taxes and stock-based compensation.

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
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

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

Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life. No impairment was recognized during the years ended February 28, 2009, 2008 or 2007.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry- forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance (Note 13).

Leases

Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risks of ownership to the leasee. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of the lease payment is charged to expense.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

Comprehensive Income

Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for- sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The effect of the change in reporting currency was substantially to eliminate the Accumulated Other Comprehensive Income created upon the conversion to a U.S. dollar reporting currency.

Information pertaining to comprehensive income items are presented in the Company’s Consolidated Statement of Loss and Comprehensive Loss.

Financial Instruments

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

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

Financial Instruments - continued	-

Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method. As at February 28, 2009, the Company has classified its accounts receivable as loans and receivables and its long term debt as other financial liabilities. The fair value of these financial instruments approximates their carrying value.

-

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise. As at February 28, 2009, the Company has classified its cash and cash equivalents, bank indebtedness accounts payable and accrued liabilities as held-for-trading. The fair value of these financial instruments approximates their carrying value.

All derivative financial instruments are classified as held- for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

The Company has chosen to include transaction costs in the carrying value of financial liabilities that have been designated as other than held for trading in accordance with S3855.57(a).

Adoption of New Canadian accounting standards	There are three new CICA accounting standards that have been adopted by the Company effective March 1, 2008.

i.

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements (Note 16).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

Adoption of New Canadian accounting standards - continued	ii.

Effective March 1, 2008, the Company adopted the impact of the new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance (Note 17).

CICA Handbook Section 3031 “Inventories” prescribes the accounting treatment for inventories and provides guidance on the determination of inventory costs and their subsequent recognition as an expense, including any write- down to net realizable value. There was no impact on the Company’s financial position or results of operations as a result of adopting this new standard.

Recently Released Canadian Accounting Standards

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

Goodwill and Intangible Assets – Section 3064 In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition measure, presentation and disclosure of goodwill and intangible assets and is effective for fiscal years beginning on or after October1, 2008. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre- Operating Period”, will be withdrawn. The Company is currently assessing the impact of this standard on its consolidated financial statements.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

1.	Inventory

	2009	2008
Finished goods	$1,677,621	$2,307,431
Raw materials	1,418,782	2,281,402
	$3,096,403	$4,588,833

The ending balance above includes a total inventory obsolescence provision of $342,803 as at February 28, 2009 (2008 - $259,474).

2.	Property, Plant and Equipment

			2009	2008

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$13,628,390	$6,093,966	$7,534,424	$7,343,103
Buildings	1,931,944	1,035,753	896,191	943,359
Automotive equipment	39,476	35,468	4,008	72,003
Land	433,613	-	433,613	433,613
Land improvements	1,861	976	885	145,419
Leasehold improvements	229,482	114,108	115,374	14,827
Furniture and fixtures	616,607	511,587	105,020	112,947
Computer hardware and
software	2,583,475	2,057,663	525,812	648,849

	$19,464,848	$9,849,521	$9,615,327	$9,714,120

Property plant and equipment includes equipment acquired under outstanding capital leases of $2,687,820 (2008 – $2,656,788). Accumulated amortization of assets acquired under capital leases is $300,943 (2008 – $124,593). In the 2007 fiscal year, the Company recorded an impairment of property plant and equipment values in the amount of $3,604,711 related to the closure of the Richmond bottling plant.

3.	Lease Inducement

The Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount will be amortized over the remainder of the lease term. The amortization for the fiscal year ended February 28, 2009 was $13,845 with a corresponding credit to rental expense under the category of selling, general and administrative expenses.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

4.	Goodwill

	2009	2008
Goodwill	$4,396,000	$4,396,000
Less accumulated amortization	(1,042,457)	(1,042,457)
	$3,353,543	$3,353,543

Since the fiscal year ended February 28, 2002, goodwill is not subject to amortization but is subject to an annual assessment for impairment by applying a fair value test. Any impairment in the value of goodwill would be charged to income.

5.	Prepaid Expenses and Deposits

	2009	2008
Slotting fees	$437	$192,683
Insurance premiums	65,541	72,449
Rental deposits and other	111,660	135,207
	$177,638	$400,339

6.	Bank Indebtedness

	2009	2008
Bank indebtedness	$1,512,915	$2,084,714

The Company has a demand revolving operating bank loan with a credit limit of $5,500,000 (2008 - $5,500,000) subject to the availability of eligible collateral. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.75% - 2.25% (2008 - 0.75 - 1.25%) . The bank prime rate at February 28, 2009 was 3.00% (2008 – 5.75%) . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes the demand revolving operating bank loan of $1,118,594 (2008 - $1,538,781) and un-presented cheques of $396,493 (2008 - $637,207) and is net of cash of $2,172 (2008 - $91,274).

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant.

The Company was not in compliance with the current ratio covenant at February 28, 2009. The Company regained compliance in March 2009.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

7.	Long-term Debt

		2009	2008

a)	Bank loan, principal and interest repayable at $74,901 per month, collateralized similar to the operating bank loan, as described in Note 6, with interest at a rate of bank prime plus 1.75%, renewable on February 1, 2011. Portions of this loan amortize until June 2019 and April 2021.	$2,881,666	$3,649,147

b)	Capital lease, principal and interest repayable at $6,907 per month including interest at a five-year fixed rate of 6.35% per annum, collateralized by certain pieces of manufacturing equipment until October, 2011.	287,481	349,377

c)	Capital lease, principal and interest repayable at $8,601 per month including interest at a three-year fixed rate of 6.61% per annum, collateralized by certain pieces of manufacturing equipment until February, 2011.	214,867	311,751

d)	Capital lease, principal and interest repayable at $15,024 per month including interest at a seven-year fixed rate of 6.575% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	905,298	1,021,866

e)	Capital lease, principal and interest repayable at $12,729 per month including interest at a seven-year fixed rate of 6.125% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	711,695	757,560

f)	Other	108,960	108,960

		5,109,967	6,198,661

	Less: current portion	1,300,981	1,251,243

		$3,808,986	$4,947,418

Principal due over the remaining terms of the long-term debt is as follows:

2010	$1,300,981
2011	1,210,042
2012	537,526
2013	409,186
2014	433,418
2015 and thereafter	1,218,814

$5,109,967

The agreement with respect to the bank loan (Note 7(a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

8.	Share Capital

	a)	Authorized share capital

	Number of Shares

	2009	2008

Common shares without par value	500,000,000	500,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

There are no preferred shares outstanding as at February 28, 2009 and February 29, 2008.

b)

On August 9, 2007, the Company issued 3,300,001 common shares and 1,650,001 common share purchase warrants for net proceeds of $9,342,959 (after deducting share issuance expenses of $1,121,617). Of this amount, $4,096,454 was allocated to the warrants issued and recorded in Contributed Surplus while the balance of $5,255,524 was allocated to common shares. The warrant value was calculated using the Black-Scholes option-pricing model using a risk free rate of 4.5%, a volatility factor of 77% and 66 months as the term of the warrants.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

8.	Share Capital – continued

	c)	Stock Options

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

	d)	Stock Option Information

	Issued and	Weighted Average
	Outstanding Options	Exercise Price
		(USD)

Outstanding at March 1, 2006	2,945,520	$1.13
Granted	175,000	4.58
Exercised	(1,316,777)	1.19
Forfeited	(32,666)	1.10

Outstanding at February 28, 2007	1,771,077	1.43
Granted	460,000	2.23
Exercised	(257,278)	1.15
Forfeited	(434,634)	2.73
Expired	(28,166)	1.77

Outstanding at February 29, 2008	1,510,999	1.34
Granted	1,105,000	0.67
Forfeited	(342,500)	1.22
Expired	(182,667)	1.18

Outstanding at February 28, 2009	2,090,832	$1.02

The weighted average date-of-grant fair value of the options granted during 2009 was $0.61 US (2008 - $2.03 US; 2007 - $4.22 US) per share based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 9.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

8.	Share Capital – continued

	e)	Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 28, 2009.

	Number of	Weighted Average	Exercise	Number of
	Options	Remaining Contractual	Price	Options
	Outstanding	Life (Years)	(USD)	Exercisable

	840,000	9.33	$ 0.60	112,000
	500,000	1.00	$ 1.00	500,000
	276,499	5.42	$ 1.04	255,251
	200,000	8.92	$ 1.42	43,334
	110,000	9.17	$ 1.24	18,336
	50,000	8.58	$ 3.15	13,333
	34,167	5.92	$ 0.81	22,166
	30,000	8.33	$ 4.16	10,000
	20,000	0.08	$ 1.10	19,334
	10,000	7.33	$ 4.93	5,334
	8,833	6.92	$ 1.07	4,233
	7,833	7.25	$ 2.57	3,333
	3,500	0.25	$ 1.49	2,833

February	2,090,832			1,009,487
28, 2009

February	1,510,999			987,040
29, 2008

February	1,771,077			1,120,986
28, 2007

Subsequent to February 28, 2009, 20,000 options with an exercise price of $1.10 USD expired unexericised.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

8.	Share Capital – continued

	f)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price (USD)
Outstanding at March 1, 2006	350,000	$1.14
Expired	(350,000)	1.14
Outstanding at February 28, 2007	-	-
Issued in connection with private placement	1,817,001	3.95
Outstanding at February 29, 2008 and February 28, 2009	1,817,001	$3.95

The company issued 1,650,001 common share purchase warrants related to the private placement and 167,000 common share purchase warrants to the placement agent pursuant to the terms of an agreement related to the issuance of common shares on August 9, 2007. Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $3.29 U.S. per share in the event that the Company issues new shares at a price lower than the exercise price.

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

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

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

For the year ended February 28, 2009, February 29, 2008, and February 28, 2007, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 3,907,833, 3,328,000 and 1,771,077, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

9.	Stock-Based Compensation

	a)	The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2009	2008	2007

	3.68% to	3.82% to	3.98% to
Risk-free rate	3.80%	4.64%	4.63%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of
the Company’s common shares	100%	101%	104%
Weighted average expected life of the options
(months)	120	120	120

b)

In connection with the vesting of certain employees, officers and directors stock options for the year ended February 28, 2009, the Company has recorded stock option compensation of $306,773 (2008 - $278,175; 2007 - $644,763) which was credited to contributed surplus and expensed in the year.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

10.	Commitments

	a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments over the remaining terms of the leases are as follows:

2010	$659,991
2011	583,342
2012	603,168
2013	420,796

Total future minimum lease payments	$2,267,297

b)	The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

11.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

12.	Gain/Loss on Sale of Assets and Contract Settlements

The Company recorded a net gain on sale of assets in the amount of $250,880 , resulting from a gain on the sale of its spring site in the amount of $304,210, to a company with a director in common with the Company, which was partially offset by a loss on disposal of vehicles and office equipment in the amount of $53,330.

In the fiscal year ended February 29, 2008, the Company recorded a loss on sale of assets of $101,486 (2007 - $37,004).

The Company recorded a loss in the fiscal year ended February 28, 2009 of $308,280 (2008 - $Nil; 2007 - $Nil) from the early termination of a warehouse lease at a substantial net discount.

In the fiscal year ended February 28, 2009, the Company recorded income of $Nil (2008 - 1,389,263; 2007 - $250,000) from the termination of a distribution agreement.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

13.	Income Taxes (recovery)

	2009	2008	2007
Current	$1,398	$(994)	$235
Future	287,887	41,938	(1,633,852)
	$289,285	$40,944	$(1,633,618)

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to loss before income taxes was as follows for each of the years in the three-year period ended February 28, 2009:

	2009		2008	2007

Income tax recovery computed
at basic Canadian statutory rates	(30.8)%		(33.7)%	(34.1)%
Foreign income (loss) taxes at other than
Canadian statutory rates	(3.8%	)	0.0%	0.0%
Effect of non-deductible amounts	1.8%		1.1%	3.9%
Recognized tax expenses (benefits)	0.0%		0.3%	(4.2)%
Change in statutory rate	14.5%		18.3%	0.0%
Changes in valuation allowance	32.5%		14.7%	5.6%

	14.2%		0.7%	(28.8)%

The change in statutory rates represents rate changes enacted by the Canadian federal government through January 1, 2012.

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2009	2008

Operating and other losses carried forward	$5,777,971	$5,219,765
Property, plant and equipment	2,012,311	1,922,806
Trademark and deferred costs	339,203	124,216
Un-realized foreign exchange loss	36,800	44,077
Financing costs	168,243	253,836

Total future income tax assets	8,334,528	7,564,700
Valuation allowance	(4,110,786)	(3,053,071)

Net future income tax assets	$4,223,742	$4,511,629

The Company’s future tax assets also include approximately $673,000 (2008 - $897,000) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statements of Loss and Comprehensive Loss.

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2009, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $17.0 million which can be applied against future earnings of the subsidiaries. The net operating loss carry forward amounts commence to expire in 2010 through 2028.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

14.	Changes in Non-Cash Operating Working Capital Items

	2009	2008	2007

Non cash working capital related to
operations:
Accounts receivable	$851,287	$1,648,742	$(276,884)
Inventory	1,492,429	2,107,017	(2,004,475)
Prepaid expenses and deposits	222,701	552,275	(114,008)
Accounts payable and accrued liabilities	(1,558,373)	(3,647,083)	1,370,457

	$1,008,044	$660,951	$(1,024,910)

15.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2009	2008	2007

i)	Incurred consulting fees with a company related by a director in common	$84,000	$84,000	$84,000

ii)	Incurred professional service fees with a company related by a director In common	$510,400	$528,000	$512,000

iii)	Incurred marketing consulting services with a company related by a director in Common	$69,300	$59,625	$-

iv)	Incurred services from a company related by a director in common	$693	$11,647	$12,044

v)	Sold water to a company with a director in common	$14,280	$19,320	$17,850

vi)	Sold assets to a company with a director in common (Note 12 )	$450,500	$-	$-

vii)	Incurred consulting fees with a company related by an officer in common	$199,616	$203,219	$212,726

viii)	Incurred services from a company related by a director in common	$5,283	$17,730	$25,176

ix)	Incurred placement agent fees and expenses from a company related by a director in common, see Note 8 (b)	$-	$760,366	$-

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

16.	Financial Risk Management

	a)	Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The risk arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

The Company’s cash equivalents are held in government treasury bills.

As at February 28, 2009, the Company is exposed to credit risk through the following assets:

	February 28, 2009	February 29, 2008
Trade Receivables	$ 1,558,904	$ 2,350,573
Other Receivables	75,654	189,872
Allowance for Doubtful Accounts	(156,125)	(210,725)
	$ 1,478,433	$ 2,329,720

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the year ended February 28, 2009, the Company’s ten largest customers comprised approximately 82% (2008 - 64%; 2007 – 67%) and no one customer comprised more than 47% (2008 - 33%; 2007 – 18%). In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at February 28, 2009, 80.5% were not due at February 28, 2009, 7.5% were between 30 and 60 days overdue but are not impaired and 12.0% are over 90 days but fully provided for in the allowance for doubtful accounts.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and the debt maturity requirements.

The Company has credit facilities that are renewed annually in order to make sure that sufficient funds are available to meet its financial needs. There is a risk that these credit facilities will not be renewed by the existing lender and that the Company would then be required to find an alternative source of financing.

Accounts payable and accrued liabilities are generally due within 30 days.

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was not in compliance with the current ratio covenant at February 28, 2009. The Company regained compliance in March 2009.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

16.	Financial Risk Management – continued

	c)	Market Risk

i) Currency risk –The Company concludes sales in U.S. dollars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At February 28, 2009, the Company’s accounts receivable balances included $352,000 denominated in U.S. dollars (2008 - $670,000), the Company’s accounts payable and accrued liabilities balance included $226,000 denominated in U.S. dollars (2008 - $659,000) and the Company’s bank indebtedness balance included $222,000 denominated in U.S. dollars (2008 - $378,000).

As at February 28, 2009, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $267,000 on net earnings for the year. A 5% US/Canadian dollar decrease would have a positive impact of similar magnitude.

ii) Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness is used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at February 28, 2009 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at February 28, 2009, the Company had short and long-term debt with variable interest rates in the amount of $4,395,000. A 1.0% increase in the interest rate on average borrowing levels for the fiscal year ending February 28, 2009 would have an unfavourable impact of approximately $58,000 on net earnings for the year. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

17.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash equivalents, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company uses its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items, and funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $5,500,000 subject to the availability of eligible collateral. The actual limit based on eligible collateral at February 28, 2009 was $2.468 million. The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in not in compliance with the current ratio covenant at February 28, 2009. The Company regained compliance in March 2009.

18.	Segmented Information

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

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

19.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

	a)	Adjustments to Consolidated Financial Statements

Adjustments to Consolidated Statements of Loss

	2009	2008	2007
Net loss for the year, Canadian GAAP	$(2,313,695)	$(5,668,172)	$(4,043,808)
Amortization of deferred costs (i)	-	6,563	75,277
Net loss for the year, US GAAP	$(2,313,695)	$(5,661,609)	$(3,968,531)
Basic and diluted loss per share, US
GAAP	$(0.12)	$(0.31)	$(0.25)

Comprehensive Loss
	2009	2008	2007

Net loss, US GAAP	$(2,313,695)	$(5,661,609)	$(3,968,531)
Other comprehensive income:
Foreign currency translation
Adjustments	(15,359)	266,591	(65,164)

Comprehensive loss, US GAAP	$(2,329,054)	$(5,395,018)	$(4,033,695)

Adjustments to Assets, Liabilities and Shareholders’ Equity
	2009	2008
Total assets, Canadian GAAP	$22,753,977	$27,893,953
Write-off website development costs (ii)	(108,960)	(108,960)
Total assets, US GAAP	$22,645,017	$27,784,993
Total liabilities, Canadian and US GAAP	$9,072,937	$12,190,632
Total shareholders’ equity, Canadian GAAP	13,681,040	15,703,321
Change in deficit relating to:
Application of EITF 00-2 (ii)	(108,960)	(108,960)
Total shareholders’ equity, US GAAP	13,572,080	15,594,361
Total liabilities and shareholders’ equity, US GAAP	$22,645,017	$27,784,993

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

19.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

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

		iii)	New Accounting Pronouncements

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

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2009 and February 29, 2008

19.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

		iii)	New Accounting Pronouncements – continued

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

In June 2008, the FASB finalized EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock". The EITF lays out a procedure to determine if an equity-linked financial instrument (or embedded feature) is indexed to its own common stock. The EITF is effective for fiscal years beginning after December 15, 2008. The adoption of EITF 07-5 is anticipated to result in a reclassification of certain of our warrants from equity to liability for US GAAP purposes, and will require re-measurement to current fair value at the end of every reporting period with the change in fair value reported in our consolidated statement of operations as a gain or loss on derivative financial instruments. The Company is currently evaluating the financial statement impact of adopting this standard.

INDEX TO EXHIBITS

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Registration Rights Agreement, incorporated by reference from prior filing as Exhibit 99.4 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.3	Securities Purchase Agreement, incorporated by reference from prior filing as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.