Form 20-F
period 2010-02-28
LEADING BRANDS INC
filed 2010-06-01
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 U.S.A.

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2010

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
Phone Number: 604-685-5200
Facsimile: 604-685-5249
Suite 1800 - 1500 West Georgia Street
Vancouver, British Columbia Canada V6G 2Z6
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares Without Par Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

February 28, 2010 – 3,923,275 Common Shares without par value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]    No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]    No [X]

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
Yes [X]    No [   ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).
Yes [   ]    No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes [   ]   No [X]

Index to Exhibits on Page 63

Securities and Exchange Commission
Washington, D.C. 20549 U.S.A.
Form 20-F
For the fiscal year ended February 28, 2010
Commission File No. 0-19884
Leading Brands, Inc.
Index

INTRODUCTION

The terms “Leading Brands,” the “Company,” “we,” “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Leading Brands, Inc. and its consolidated subsidiaries, except where the context requires otherwise.

Unless otherwise specified, all references to “dollars” or “$” in this Annual Report are expressed in Canadian dollars (“CDN”), unless otherwise indicated and all references to “U.S. dollars,” “$US” or “$USD” are to the currency of the United States of America.

Forward Looking Statements.

This Annual Report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Act”). Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

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
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2011;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Item 3.D. Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

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

Item 3. – Key Information

A.        Selected financial data.

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to Leading Brands for the periods indicated. It should be read in conjunction with this Annual Report and the Company's consolidated financial statements listed in Item 17 of this Annual Report. The following table is derived from, and is qualified by, the Company's financial statements and the notes thereto which have been prepared in accordance with generally accepted accounting principles in Canada.

Unless otherwise specified, all amounts set out in this Annual Report are expressed in Canadian dollars.

	YEAR ENDED Feb. 28, 2010	YEAR ENDED Feb. 28, 2009 (Restated)	YEAR ENDED Feb. 29, 2008	YEAR ENDED Feb. 28, 2007	YEAR ENDED Feb. 28, 2006
Net sales / operating revenue	$20,526,233	$28,195,650	$32,578,170	$52,054,671	$44,066,528
Net income (loss)	$1,177,856	($5,667,238)	($5,668,172)	($4,043,808)	($1,528,983)
Net income (loss) per share	$0.30	($1.42)	($1.54)	($1.28)	($0.51)
Total assets	$17,762,846	$19,400,434	$27,893,953	$28,043,137	$27,077,860
Net assets	$11,567,378	$10,327,497	$15,703,321	$11,156,052	$12,858,825
Share capital	$44,508,673	$45,283,762	$45,283,762	$39,709,542	$37,948,105
Long-term debt	$2,596,069	$3,808,986	$4,947,418	$4,562,218	$4,297,911
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average common shares outstanding basic and diluted (1)	3,980,202	3,991,625	3,682,599	3,157,646	3,012,772

(1)	Prior year numbers have been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.

Please refer to Note 20 of the Company’s consolidated financial statements in Item 17 of this Annual Report which describes the nature and extent of the restatement related to the write down of the goodwill intangible asset for the year ended February 28, 2009.

For all years presented, diluted earnings (loss) per share was the same as basic earnings (loss) per share.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in Note 19 of the Company’s consolidated financial statements for the fiscal year ended February 28, 2010. The selected financial data should be read in conjunction with the Company’s consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

	YEAR ENDED Feb. 28, 2010	YEAR ENDED Feb. 28, 2009 (Restated)	YEAR ENDED Feb. 29, 2008	YEAR ENDED Feb. 28, 2007	YEAR ENDED Feb. 28, 2006
Net sales / operating revenue	$20,526,233	$28,195,650	$32,578,170	$52,054,671	$44,066,528
Net income (loss)	$1,177,856	($5,667,238)	($5,661,609)	($3,968,531)	($1,473,982)
Net income (loss) per share	$0.30	($1.42)	($1.54)	($1.26)	($0.49)
Total assets	$17,653,886	$19,291,474	$27,784,993	$27,927,615	$26,887,060
Net assets	$11,458,418	$10,218,537	$15,594,361	$11,040,530	$12,668,025
Share Capital	$44,508,673	$45,283,762	$45,283,762	$39,709,542	$37,948,105
Long-term debt	$2,596,069	$3,808,986	$4,947,418	$4,562,218	$4,297,911
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

Please refer to Note 19 of the Company’s consolidated financial statements in Item 17 of this Annual Report which describes the nature and extent of differences between U.S. and Canadian GAAP as it pertains to the Company.

Please refer to Note 20 of the Company’s consolidated financial statements in Item 17 of this Annual Report which describes the nature and extent of the restatement related to the write down of the goodwill intangible asset for the year ended February 28, 2009.

For all years presented, the diluted earnings (loss) per share was the same as basic earnings per share.

3.        Exchange Rates

The Company maintains its financial records and reports its financial results in Canadian dollars. The effective exchange rate to convert from Canadian dollars to US dollars for assets and liabilities would be $1 US = $1.0525 Canadian, and to convert revenues and expenses would be the average rate for the fiscal year of $1 US = $1.1052 Canadian.

Exchange Rate – May 18, 2010: 1.037

Exchange rates for the previous six months: $1 US equivalent to the following in Canadian dollars:

	April 1-30, 2010	March 1-31, 2010	Feb. 1-28, 2010	Jan. 1-31, 2010	Dec. 1-31, 2009	Nov. 1-30, 2009
High	1.0176	1.0416	1.0745	1.0693	1.0703	1.0778
Low	0.9988	1.0103	1.0405	1.0234	1.0438	1.0455

Exchange rates for the five most recent financial years: $1 US equivalent to the following in Canadian dollars:

	Mar. 1, 2009 to Feb.28, 2010	Mar. 1, 2008 to Feb.28, 2009	Mar. 1, 2007 to Feb.29, 2008	Mar. 1, 2006 to Feb.28, 2007	Mar. 1, 2005 to Feb.28, 2006
Average	1.1052	1.1129	1.0368	1.1363	1.1924

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

Distribution contracts

The Company holds exclusive distribution contracts for Canada with certain suppliers. If certain of these distribution contracts were terminated, it could have a negative impact on our earnings.

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

Laws and regulations

Changes in laws and regulations could negatively affect our operations. For example:

  the Company has significant tax loss carry forwards available and a change in legislation affecting these losses could negatively impact future earnings;
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

Customers

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 67% of revenue and the ten largest customers comprising 84% of revenue. The loss of certain major customers would have a negative impact on earnings.

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

Other risks related to our business

  The effectiveness and success of the Company’s marketing programs, especially for newer brands;
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

Risks Related To Our Capital Stock

Our common shares have experienced significant price volatility

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of $0.25 US to a high of $35.45 US during the five years from March 1, 2005 to February 28, 2010. During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares. The Company has had periods where the bid price of the Company’s common shares closed below $1.00 per share and therefore there is a risk that the Company will not continue to meet the minimum requirement for continued listing under NASDAQ’s Marketplace Rule 5550(a)(2).

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX”. As of February 28, 2010, there were 3,923,275 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

In order to maintain our current status as a “foreign private issuer" (as such term is defined in Rule 405 under the Securities Act), where more than 50 percent of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the U.S., or (iii) our business being principally administered in the U.S. If we were to lose our “foreign private issuer” status:

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
  we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers; and
  if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the Securities and Exchange Commission (“SEC”) as a condition to any such financing.

We are incorporated in British Columbia, Canada, all of our directors and officers live in Canada, and most of our assets are in Canada, and as such investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers

We are a corporation existing under the laws of British Columbia, all of our directors and officers are citizens of Canada and the majority of our assets and operations are located outside of the United States. It may not be possible for shareholders to enforce, in Canada, judgments against us obtained in the United States, including actions predicated upon the civil liability provisions of the United States federal securities laws.

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

Implementing Section 404 of the Sarbanes-Oxley Act of 2002

Effective our fiscal year ended February 29, 2008, we have implemented Section 404 of the Sarbanes-Oxley Act of 2002. We have included a report by our management on our internal control over financial reporting. Beginning with our annual report for our fiscal year ending February 28, 2011, the report must also contain a statement that our independent auditors have issued an attestation report on their assessment of such internal control. In complying with Section 404 we have incurred significant costs and are likely to incur further costs in the auditor attestation phase. Also, the implementation has demanded the commitment of time and operational resources and the diversion of management’s attention. If at any time in the future, we or our independent auditors are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected, customer perception of our business may suffer and we may face increased difficulty raising capital, all of which could have a material adverse effect on our operations.

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

Suite 1800 – 1500 West Georgia Street
Vancouver BC
Canada V6G 2Z6
Tel: 604-685-5200

4.

During the last fiscal year there were no material reclassifications, mergers or consolidations of the Company or any of its subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or bankruptcy, receivership or similar proceedings with respect to the Company or its subsidiaries.

5.

The Company expended $349,068 on the purchase of property, plant and equipment in the year ended February 28, 2010 of which $337,990 was for bottling equipment and $11,078 was for computers, and software. The Company expended $780,957 on the purchase of property, plant and equipment in the year ended February 28, 2009 of which $733,752 was for bottling equipment and $47,205 was for office equipment, computers, and software. The Company expended $2,599,255 on the purchase of capital assets in the year ended February 29, 2008 of which $2,516,960 was for bottling equipment, $26,174 was for vehicles and $56,121 was for office equipment, computers, software and building improvements.

6.	Capital expenditures that are planned for the coming fiscal year are in Canada and will be funded by the Company’s primary lender.

7.

There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current financial year.

B.	Business overview.

1.

The Company and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management of beverage products. The Company has evolved into a fully integrated bottling and distribution operation with customers across Canada and in the western United States.

In the fiscal year ended February 28, 2010, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s beverage business in Canada, and Blue Beverage Company, Inc. was the principal sales subsidiary in the United States.

2.	Beverage Bottling, Sales and Distribution

In the fiscal year ended February 28, 2010, the Company operated a 50,000 square foot bottling plant in Edmonton, Alberta. The Company bottles juices and new age beverages for a co-pack customer (as defined below) and the Company’s branded products. The Company’s plant is primarily a “hot fill” plant designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives.

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

The Company’s Edmonton plant is designed and equipped to handle various types of containers on its two lines that can fill containers of glass or polyethylene teraphalate (“PET”). The Company’s goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations and to expand the distribution of the Company’s own branded product lines.

The Company operates in Canada as a fully integrated healthy beverage distributor.

The sales and distribution system has a regional warehouse distribution center located in Edmonton, Alberta. In addition, there are third party distribution centers in Greater Vancouver, Greater Montreal and Metro Toronto. The sales and distribution system distributes a variety of juices and waters to retail, wholesale and distribution outlets.

The Company believes it differentiates itself in the marketplace with its customer service. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers’ beverage inventory.

The Company has a sales and marketing team and outside broker network that covers most of Canada and the western United States. As a market of approximately 30,000,000 people, covering more than 2,000,000 square miles, it is more cost effective for the Company to use a network of distributors to assist in the distribution of its products in Canada. Through this distribution network, broker network, and the Company’s sales team, the Company maintains contact with its customers and provides the sales and merchandising services necessary to ensure proper presentation of the Company's brands on store shelves and to assure appropriate ordering and pull-through of the Company's products.

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

The Company’s marketing department continuously develops and implements innovative marketing programs for all the brands represented. From sales booklets and point of sale materials to contests, sampling events, interactive websites and in-store demonstrations, the Company works to bring its brands to the top of its consumers’ minds. The Company’s goal is to promote and market all the brands it represents in a healthy, positive and informed environment.

Brand Licensing and Brand Development

The Company has increased its focus on the development of its own brands. Several of the Company's branded products, including TrueBlue®, LiteBlue®,and PureBlue®, are packaged and managed by the Company. The Company’s licensed brands include Stewart’s® Fountain Classics.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 28, 2010, net export sales were less than 10% of the Company’s net revenues.

3.	Demand for the Company’s beverage products is somewhat seasonal, with the warmer months producing more demand than the cooler months.

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

• Sugar is commodity priced and is generally purchased under a one-year contract. There are several suppliers in both Canada and the United States.

•

Bottles are generally purchased in the United States, but there is a PET bottle supplier in Canada. PET pricing is affected by changing oil prices. Clear glass supply can be limited due to market demand for this item. Pricing tends to remain stable during the year.

• Closures and flavorings are generally purchased in the United States, but Canadian suppliers are becoming available.

• Cardboard is widely available and while pricing fluctuates from year to year, it is generally stable in the short term.

•

Juice concentrates are commodity priced and generally purchased under volume contracts. Pricing varies with availability and demand and is impacted by crop performance in the respective growing regions.

5.

The Company’s sales are handled by a combination of the Company’s sales force and outside brokers and agents. In markets outside of Canada, principally in the United States, the Company uses outside contractors for market development and sales.

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

C.      Organizational structure.

Following is a list of the Company’s significant subsidiaries as at February 28, 2010:

•	Leading Brands of Canada, Inc. (LBCI):
	-	incorporated provincially in Alberta, Canada;
	-	100% owned by Leading Brands, Inc.;
	-	the Company’s principal operating subsidiary in Canada; and
	-	also operates as North American Bottling (a division of LBCI).

•	Blue Beverage Company, Inc. (BBCI)
	-	incorporated in Nevada, USA;
	-	100% owned by Leading Brands, Inc.; and
	-	the Company’s principal operating subsidiary in the United States.

•	LBI Brands, Inc.:
	-	incorporated provincially in British Columbia, Canada;
	-	100% owned by Leading Brands, Inc.; and
	-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

D.      Property, plant and equipment.

Leading Brands owns and operates a 50,000 square foot bottling plant in Edmonton, Alberta. The plant contains two lines for a combined 144 oz. equivalent case capacity of approximately 10,000,000 cases per annum.

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

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review

A.      Operating results

Introduction

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and waters. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

The major developments during the year ended February 28, 2010 included:

  The Company improved its gross margin percentages from 32.4% in the year ended February 28, 2009 to 44.9% in the year ended February 28, 2010 resulting in higher reported gross margin dollars in spite of lower net sales; and

  The Company reduced its selling, general, and administration costs by 35.7% over the prior year.

For the year ended February 28, 2010 the Company reported gross sales of $22.2 million and a net income of $1.2 million as compared to gross sales of $32.5 million and a restated net loss of $5.7 million in the prior year. The increase in operating profitability in the fiscal year just ended as compared to the prior was primarily the net result of:

  lower selling, general and administrative expenses; and
  higher total gross margin in spite of the lower net sales.

Financial Year Ended February 28, 2010

Sales

Revenue	Year ended	Year ended	Change
	February 28, 2010	February 28, 2009
Manufactured Products	$ 19,796,053	$ 25,452,410	($ 5,656,357)

Purchased Products	$ 2,376,620	$ 7,045,502	($ 4,668,882)

Total Gross Revenue	$ 22,172,673	$ 32,497,912	($10,325,239)

Discounts, Allowances and Rebates	($ 1,646,440)	($ 4,302,262)	$ 2,655,822

Net Revenue	$ 20,526,233	$ 28,195,650	($ 7,669,417)

Gross sales for the year ended February 28, 2010 were $22,172,673 compared to $32,497,912 for the previous year, representing a decrease of 31.8% . The decrease of $10,325,239 in gross sales for the year ended February 28, 2010 was the result of the following:

  decreased revenues from manufactured products of $5,656,357 largely due to the Company focusing its efforts on areas that are more profitable; and
  decreased sales of products that the Company purchases for resale of $4,668,882 mostly due to the discontinuation of the low margin food products.

Discounts, rebates and slotting fees for the year ended February 28, 2010 decreased $2,655,822 compared to the prior year as a result of lower discounts for products that the Company manufactures in the amount of $2,486,070 and lower discounts for products that the Company purchases for resale of $169,752.

Cost of Sales and Margin

Cost of Sales	Year ended February 28, 2010	Year ended February 28, 2009	Change

Manufactured Products	$ 9,533,631	$ 13,414,764	($ 3,881,133)

Purchased Products	$ 1,784,119	$ 5,656,924	($ 3,872,805)

Total	$ 11,317,750	$ 19,071,688	($ 7,753,938)

Cost of sales for the year ended February 28, 2010 was $11,317,750 compared to $19,071,688 for the previous year, representing a decrease of 40.7% . The decrease in cost of sales of $7,753,938 for the year ended February 28, 2010 was the result of the following:

  decreased cost of sales from manufactured products of $3,881,133 largely due to the Company focusing its efforts on areas that are more profitable; and
  lower cost of sales of products that the Company purchases for resale of $3,872,805 mostly due to the discontinuation of the low margin food products.
Margin	Year ended February 28, 2010	Year ended February 28, 2009	Change

Manufactured Products	$ 8,852,852	$ 8,142,005	$ 710,847

Purchased Products	$ 355,631	$ 981,957	($ 626,326)

Total	$ 9,208,483	$ 9,123,962	$ 84,521

Margin percentage	44.9%	32.4%	12.5%

Margin for the year ended February 28, 2010 was $9,208,483 compared to $9,123,962 for the previous year, representing an increase in margin as a percentage of sales of 12.5% . The increase in margin of $84,521 for the year ended February 28, 2010 was the net result of the following:

  increased margin from manufactured products of $710,847 largely due to the Company focusing its efforts on areas that are more profitable; offset by lower margin from products that the Company purchases for resale of $626,326 mostly due to the discontinuation of the low margin food products.

Selling, General and Administration Expenses
For the year ended February 28, 2010, selling, general and administration expenses decreased $3,537,325 from $9,892,150 in the year ended February 28, 2009 to $6,354,825 in the year ended February 28, 2010 as a result of:

  lower selling and marketing costs of $2,063,695;
  lower administration costs of $710,248;
  lower operating costs of $763,382.

Other Expenses and Recovery
For the year ended February 28, 2010, amortization was lower than the prior year as a result of fewer capital additions in the bottling plant compared to the prior year.

For the year ended February 28, 2009, a loss on contract settlement was recorded in the amount of $308,280 to retire a lease obligation, at a substantial discount, for the Richmond warehouse space.

Interest on long-term debt was lower due to lower interest rates and lower average borrowing levels. Interest on current debt was lower due to the full repayment of the operating line during the year and lower interest rates.

In the year ended February 28, 2010, the Company recorded a loss on sale of assets of $8,515 that consists of a loss on the sale of production equipment of $2,672, a loss on miscellaneous sales and office equipment of $1,618, and a loss on disposal of outdated computer equipment and software of $4,225. In the fiscal year ended February 28, 2009, the net gain on sale of assets of $250,880 consists of a gain on the sale of the Company’s spring site, to a company with a director in common with the Company, in the amount of $304,210 that was partially offset by a loss on disposal of vehicles in the amount of $16,988, and a loss on the disposal of office and computer equipment of $36,342.

In the year ended February 28, 2010, the Company recorded interest income from bank balances of $5,066 compared to $33,545 in the prior year.

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company has decided to write off its goodwill asset as its market capitalization as at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to zero for the year ended February 28, 2009. Goodwill was reduced by $3,353,543 with a corresponding expense for impairment write down of goodwill.

The Company recorded a non-cash income tax expense of $735,133 in the year ended February 28, 2010 relating to Canadian operations, as compared to a $289,285 expense in the prior year. Future income tax assets in other operating entities are offset by a valuation allowance.

Financial Year Ended February 28, 2009

Sales

Revenue	Year ended	Year ended	Change
	February 28, 2009	February 29, 2008
Manufactured Products	$ 25,452,410	$ 24,973,073	$ 479,337

Purchased Products	$ 7,045,502	$ 11,893,482	($ 4,847,980)

Total Gross Revenue	$ 32,497,912	$ 36,866,555	($ 4,368,643)

Discounts, Allowances and Rebates	($ 4,302,262)	($ 4,288,385)	($ 13,877)

Net Revenue	$ 28,195,650	$32,578,170	($ 4,382,520)

Gross sales for the year ended February 28, 2009 were $32,497,912 compared to $36,866,555 for the previous year, representing a decrease of 11.8% . The decrease in gross sales of $4,368,643 was the net result of the following:

  decreased sales of products that the Company purchases for resale of $4,847,980 mostly due to the termination of two distribution contracts; offset by, increased revenues from manufactured products of $479,337.

Discounts, rebates and slotting fees for the year ended February 28, 2009 increased as a result of higher rebates for manufactured products of $248,799 offset by lower rebates from purchased products of $234,922.

Cost of Sales and Margin

Cost of Sales	Year ended February 28, 2009	Year ended February 29, 2008	Change

Manufactured Products	$ 13,414,764	$ 15,425,053	($ 2,010,289)

Purchased Products	$ 5,656,924	$ 9,021,487	($ 3,364,563)

Total	$ 19,071,688	$ 24,446,540	($ 5,374,852)

Cost of sales for the year ended February 28, 2009 was $19,071,688 compared to $24,446,540 for the previous year, representing a decrease of 22%. The decrease in cost of sales of $5,374,852 was the result of the following:

  decreased cost of sales from manufactured products of $2,010,289 due to improved cost control; and
  decreased cost sales of products that the Company purchases for resale of $3,364,563 mostly due to the termination of two distribution contracts.
Margin	Year ended February 28, 2009	Year ended February 29, 2008	Change

Manufactured Products	$ 8,142,005	$5,901,177	$ 2,240,828

Purchased Products	$ 981,957	$2,230,453	($ 1,248,496)

Total	$ 9,123,962	$8,131,630	$ 992,332

Margin percentage	32.4%	25.0%	7.4%

Margin for the year ended February 28, 2009 was $9,123,962 compared to $8,131,630 for the previous year, representing an increase in margin percentage of 7.4% . The increase in margin of $992,332 was the net result of the following:

  increased margin from manufactured products of $2,240,828 due to improved cost control; offset by, decreased margin from products that the Company purchases for resale of $1,248,496 mostly due to the termination of two distribution contracts.

Selling, General and Administration Expenses
For the year ended February 28, 2009, selling, general and administration expenses decreased $3,938,380 from $13,830,530 in the year ended February 29, 2008 to $9,892,150 as a result of:

  lower selling and marketing costs of $2,424,385;
  lower administration costs of $819,487; and
  lower operating costs of $694,508.

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

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company has decided to write off its goodwill asset as its market capitalization as at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to zero for the year ended February 28, 2009. Goodwill was reduced by $3,353,543 with a corresponding expense for impairment write down of goodwill.

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

B.      Liquidity and Capital Resources

Financial Year Ended February 28, 2010

As of February 28, 2010, the Company had working capital of $1,425,293 compared to working capital of $289,625 at the prior year-end. During the fiscal year ended February 28, 2010, the operating line bank indebtedness was fully repaid compared to an outstanding balance of $1,512,915 in the prior year. The Company held $1,899,386 in cash account balances at February 28, 2010 compared with $699,931 at the prior year-end.

The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 28, 2010.

Considering the positive working capital position, including the cash on hand at February 28, 2010, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for at least the next twelve months.

Cash provided by (used in):	Year ended February 28, 2010	Year ended February 28, 2009	Change
Operating activities	$ 4,432,538	($ 207,918)	$ 4,640,456
Investing activities	($ 338,549)	($ 296,694)	($ 41,855)
Financing activities	($ 2,894,706)	($ 1,660,493)	($ 1,234,213)

For the year ended February 28, 2010, the cash generated from operating activities was primarily a result of the positive operating results for the year compared to a net loss in the year ended February 28, 2009. Additionally, reductions in inventory and accounts receivable as a result of lower sales volumes generated over $1.5 million in cash.

In the year ended February 28, 2010 less cash was used for bottling equipment in the Edmonton plant as compared to the prior year.

In the year ended February 28, 2010, more cash was used in financing activities due to the full repayment of the operating line bank indebtedness of over $1.5 million and the repurchase of 68,350 shares.

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000, subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.75 – 2.25% per annum. At February 28, 2010, the amount of eligible collateral was $1,437,000. The Company’s requirement for operating capital increases in the summer months with increased sales and decreases in winter months. The unused portion of the operating bank loan is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes. The Company also has a term loan from the bank in the amount of $2,083,515 with an interest rate of the Canadian prime rate of its lender plus 1.75% per annum maturing in February 2011.

Other sources of financing are more fully described in note 7 of the consolidated financial statements appearing in Item 17 of this Annual Report.

The Company generally maintains bank indebtedness and cash or cash equivalents in Canadian funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2011.

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

Cash provided by (used in):	Year ended February 28, 2009	Year ended February 29, 2008	Change
Operating activities	($ 207,918)	($3,850,742)	$ 3,642,824
Investing activities	($ 296,694)	($2,160,312)	$ 1,863,618
Financing activities	($ 1,660,493)	$ 8,621,304	($ 10,281,797)

For the year ended February 28, 2009, the decrease in cash used in operating activities compared to the year ended February 29, 2008, was primarily a result of the decrease in loss for the year. Additionally, reductions in accounts payable as a result of lower sales volumes were more than offset by reductions in accounts receivable and inventories from lower sales volumes and a reduction in prepaid expenses mostly from a reduction in prepaid slotting fees.

The decrease in cash used in investing activities in the year ended February 28, 2009 was the result of fewer additions of bottling equipment in the Edmonton plant as compared to the prior year.

The difference in cash generated from financing activities over the prior year largely results from the private offering of our common shares and proceeds from additional long-term debt in the prior year that were non-recurring.

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

D.      Trend Information.

Sales to date for the first quarter of fiscal 2010 are stabilizing in comparison to the same period in the prior year. As well, profitability is increasing as the Company is concentrating its efforts in areas that have historically yielded the most positive results.

E.      Off-balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment as disclosed in Note 10 of the consolidated financial statements appearing in Item 17 of this Annual Report. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

2.	The Company has no off-balance sheet arrangements of this nature.

F.      Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of February 28, 2010:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	$2,192,475	$875,331	$242,549	$262,852	$811,743
Capital (Finance) Lease Obligations	$1,723,118	$444,193	$706,059	$572,866	-
Operating Lease Obligations	$1,670,189	$646,225	$1,023,964	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (1)	$ 585,000	$166,000	$ 213,000	$ 111,000	$ 95,000
Total	$6,170,782	$2,131,749	$2,185,572	$ 946,718	$ 906,743

(1)	Since the interest rates on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

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

In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of other comprehensive income, which is included as part of shareholders’ equity. Results in the consolidated statements of loss and comprehensive loss of prior years were translated using the weighted average exchange rate in effect for the applicable periods, and the results of prior year consolidated balance sheets were translated using applicable period end exchange rate. The effect of the change in reporting currency substantially eliminated the translation currency adjustment created upon the conversion to a U.S. dollar reporting currency.

Goodwill

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company has decided to write off its goodwill asset as its market capitalization as at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to zero for the year ended February 28, 2009. Goodwill was reduced by $3,353,543 with a corresponding expense for impairment write down of goodwill.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require management judgment regarding the ability to collect the amounts due. Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $70,249 at February 28, 2010. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost, which approximates average cost of raw materials, direct labour and overhead and net realizable value. Errors in estimates in the standard cost calculations or obsolete inventory levels could result in adjustments to inventory values. At February 28, 2010, the inventory balance was presented net of a provision for obsolete inventory in the amount of $118,652. A 10% change in the estimates for provision of obsolete inventory would not result in a material change to the financial statements.

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

Stock-based Compensation

Under Canadian GAAP, the Company has adopted the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Effective March 1, 2006, the Company adopted Accounting Standards Codification (“ASC 718”) Share-Based Payment. ASC 718 requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the future income tax asset. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 13 of the consolidated financial statements appearing in Item 17 of this Annual Report.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company, it could result in an impairment adjustment in future periods up to the carrying value of the future income tax balance of $3,488,609. A 10% change in revenue estimates without a corresponding reduction in overhead costs, gross margins or operating costs could materially change the valuation of the future income tax assets. The majority of the income tax asset commences to expire February 28, 2026.

New Pronouncements

ASC 805. Financial Accounting Standards Board (“FASB”) Statement No. 141(R) Business Combinations. This statement was incorporated into ASC 805, Business Combinations (“ASC 805”), under the new FASB codification. ASC 805 requires that upon initially obtaining control, an acquirer should recognize 100% of the fair values of acquired assets, including goodwill and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price. Consideration and transaction costs will be expensed as incurred. This statement also modifies the recognition for pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. This statement amends ASC 740-10, Income Taxes (“ASC 740”) to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. ASC 805 is effective for fiscal years beginning after December 15, 2008. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 810. The FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”), which is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS No. 160 was incorporated into ASC 810, Consolidation (“ASC 810”) and requires companies to present minority interest separately within the equity section of the balance sheet. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 815. The FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). The Statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 was incorporated into ASC 815, Derivatives and Hedging (“ASC 815”). ASC 815 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement became effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 105. The FASB issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (“SFAS No. 168”) — a replacement of FASB Statement No. 162. SFAS No. 168 is the new source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement was incorporated into ASC 105, Generally Accepted Accounting Principles under the new FASB codification which became effective on July 1, 2009. The new codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company adopted this statement during the fourth quarter of 2009. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 855. In May 2009, the FASB issued ASC No. 855, Subsequent Events (“ASC 855”), which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements. Management has evaluated subsequent events through the date the financial statements were issued.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which is included in the ASC 820 Fair Value Measurements and Disclosures. ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010-06 also requires disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company is currently assessing the impact of adoption of ASU 2010-06 and does not currently plan to early adopt.

There are two new CICA accounting standards that have been adopted by the Company effective March 1, 2009:

i.      In July, 2009, the CICA approved amendments to Handbook section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments, as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company adopted the requirements of amendments to Section 3862 in its February 28, 2010 consolidated financial statements. Please refer to Note 16 (d) of our February 28, 2010 consolidated financial statements in Item 17 of this Annual Report.

ii. Effective March 1, 2009, the Company adopted the new CICA Handbook Section 1000, Financial Statement Concepts, which has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

International Financial Reporting Standards ("IFRS"). In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after March 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. Since the Company trades exclusively in the US, the Company has decided to convert to US GAAP as of the above transition date.

Item 6. – Directors, Senior Management and Employees

A.      Directors and senior management.

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company, areas of experience, and principal business activities performed outside the Company:

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

James Corbett West Vancouver, BC Canada	Mr. Corbett has been a director of Leading Brands, Inc. since June 2008. He trained as a Chartered Accountant, and is the founder and president of Canadian Outback Adventures.
Mr. Corbett has served as a member of the Tourism Management Advisory Committee of Capilano University, and is also a guest lecturer at various colleges.

Darryl R. Eddy Vancouver, BC Canada	Mr. Eddy has been a director of Leading Brands, Inc. since July 2009. He is also President of Radale Inc., a private investment holding company and a managing director of Genpar Capital Inc.
Mr. Eddy is a recently retired partner of PriceWaterhouseCoopers LLP and a past Managing Director of PriceWaterhouseCoopers Corporate Finance Inc.

Stephen K. Fane, FCA Vancouver, BC Canada	Mr. Fane has been a director of Leading Brands, Inc. since October 2007. He is also President of New Century Holdings Ltd.
Mr. Fane was President and CEO of Hot House Growers Income Fund, a publicly traded income trust, from December 2003 to October 2006.

He is a former partner in a predecessor firm to Price WaterhouseCoopers.

A graduate of the University of British Columbia, he was appointed a Fellow of the Institute of Chartered Accountants in 1997.

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

R. Thomas Gaglardi Vancouver, BC	Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998.
Canada

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

Mr. McRae is also a member of the Board of the Canadian Coast Guard Auxiliary – Pacific Region.

Sinan ALZubaidi Edmonton, AB Canada

Mr. ALZubaidi is the Vice President of Bottling Operations for Leading Brands of Canada, Inc.

Prior to joining Leading Brands in 1998, Mr. ALZubaidi worked for Sweet Ripe Drinks (Ontario & Nova Scotia) for 7.5 years as a Director of Operations. Prior to this he worked for 12 years as a senior Statistician for the federal government of UAE.

Mr. ALZubaidi has a BA degree in Statistics and post graduate courses in the same field.

Name and Municipality	Principal Occupation and Areas of Experience
of Residence
Donna Louis, CGA Coquitlam, BC Canada

Ms. Louis is the Chief Financial Officer of Leading Brands, Inc., Leading Brands of Canada, Inc., and Blue Beverage Company, Inc.

Prior to joining Leading Brands in 1999, Ms. Louis held accounting and finance positions with both a large Pepsi bottler and regional beverage distributor.

Ms. Louis holds a Bachelor of Commerce degree from the Laurentian University.

Dave Read Edmonton, AB Canada

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

B.      Executive Compensation.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company’s strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Company’s philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to our long-term success. The Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management’s interests with those of the shareholders of the Company in the sustained growth of shareholder value.

The Company relies on the independent members of the Board for determining executive compensation. The Board may, from time to time, retain independent consultants to advise on compensation matters. In the fiscal year ended February 28, 2010, the Company did not retain independent compensation consultants or use formal benchmarking in determining compensation.

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

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. The Company believes that some portion of overall cash compensation should be "at risk", that is, contingent on successful achievement of corporate and individual targets. Depending on the Company’s financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company’s common shares. Long-term incentives may be granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled ‘Option-Based Awards’.

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

In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Recent Developments

During the fiscal year ended February 28, 2009, management determined to realign and scale back our compensation plans and practices to more closely reflect our financial position. In keeping with that, most managers and executives accepted a voluntary 10% roll back of their base salaries until the Company exhibited consistent monthly profitability. This roll back was reversed effective February 1, 2010 when the Company reached its goal of consistent profitability.

Summary Compensation Table

The following tables set forth all remuneration paid by the Company and its subsidiaries during the two most recently completed fiscal years to its Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers whose total compensation was, individually, more than $150,000 for the fiscal year (collectively, the “Named Executive Officers”).

These tables are presented in accordance with National Instrument Form 51-102F6 (Canada).

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share- based awards ($)	Option- Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Ralph McRae, Chairman, President and CEO	2010 2009	nil nil	nil nil	nil 55,113	nil nil	nil nil	479,600(2) 84,000(3) 510,400 84,000	563,600 649,513
Donna Louis, CFO	2010 2009	149,077 177,734	nil nil	nil 27,556	nil nil	nil nil	nil nil	149,077 205,290
Dave Read, Executive Vice President	2010 2009	nil nil	nil nil	nil nil	nil nil	nil nil	192,218(4) 199,616	192,218 199,616
Sinan ALZubaidi, Vice President of Bottling Operations	2010 2009	182,181(5) 159,200	nil nil	nil 47,651	nil nil	nil nil	nil nil	182,181 206,851

(1)

The value of option awards reflects the grant date fair value of option based awards in the years ending February 28, 2009 and 2010. The February 28, 2009 figures have been changed to conform to the current years’ presentation.

(2)	McRae Ventures, Inc., a company with a director in common with the Company, received $479,600 for consulting services provided by Mr. McRae.

(3)	BBI Holdings Inc., a company with a director in common with the Company, receives $7,000 per month for consulting services provided by a member of the Board of BBI Holdings Inc.

(4)	VE Services Ltd., a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.

(5)	Includes cash bonus.

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

The number of all options has been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($)
Ralph McRae	100,000 (2) 20,000	5.00 3.00	March 1, 2010 June 26, 2018	nil nil
Donna Louis	2,800 20,000 10,000	5.20 7.10 3.00	July 15, 2014 January 10, 2018 June 26, 2018	nil nil nil
Dave Read	20,000	7.10	January 10, 2018	nil
Sinan ALZubaidi	4,833 1,367 5,000 7,000	4.05 5.35 6.20 3.00	February 9, 2015 January 11, 2016 April 4, 2018 June 26, 2018	nil nil nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was USD$1.76, and the exercise or base price of the option.

(2)	These options expired on March 1, 2010.

The terms of the Company's stock options are discussed under the "Option-Based Awards" section above.

No stock options were exercised by the Named Executive Officers during the most recently completed financial year, nor did the Company reprice any stock options during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed financial year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Ralph McRae	83.33
Donna Louis	41.67
Dave Read	Nil
Sinan ALZubaidi	29.17

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option- based award on the vesting date

The Company does not have a formal stock option plan. The options generally vest monthly over a 5-year vesting period. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date, subject to trading blackout periods. In the Company’s fiscal year ended February 28, 2010, there were no stock options exercised, and the value of all options granted to Directors and Named Executive Officers was below the market price at the year-end.

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

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each directors' meeting and committee meeting attended. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed financial year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensa- tion ($)	All Other Compensa- tion ($)	Total ($)
Douglas Carlson (2)	500	nil	nil	nil	nil	500
James Corbett	11,000	nil	35,257	nil	nil	46,257
Darryl Eddy(3)	7,500	nil	35,257	nil	nil	42,757
Stephen Fane	11,000	nil	35,257	nil	nil	46,257
Thomas Gaglardi	8,500	nil	35,257	nil	nil	43,757
Jonathan Merriman(4)	7,500	nil	nil	nil	nil	7,500

(1)	The value of option awards reflects the grant date fair value of option based awards in the year ended February 28, 2010.
(2)	Mr. Carlson retired from the Board of Directors in April 2009.
(3)	Mr. Eddy joined the Board of Directors in July 2009.
(4)	Mr. Merriman retired from the Board of Directors in February 2010.

Outstanding Option-Based Awards

Options for the purchase of common shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in 'Option-Based Awards'.

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors. The Company has not granted any share-based awards.

The numbers in the following table have been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($)
James Corbett	20,000 10,000	3.00 3.50	June 26, 2018 Sept. 28, 2019	nil nil
Darryl Eddy	20,000 10,000	5.20 3.50	July 15, 2014 Sept. 28, 2019	nil nil
Stephen Fane	10,000 20,000 10,000	15.75 3.00 3.50	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019	nil nil nil
Thomas Gaglardi	20,000 10,000	3.00 3.50	June 26, 2018 Sept. 28, 2019	nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was USD$1.76, and the exercise price of the option.

No stock options were exercised by the Directors during the most recently completed financial year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed financial year for each of the Directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
James Corbett	83.33
Darryl Eddy	83.33
Stephen Fane	83.33
Thomas Gaglardi	83.33

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

The Company does not have a formal stock option plan. The options generally vest monthly over a 5-year vesting period. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date, subject to trading blackout periods. In the Company’s fiscal year ended February 28, 2010, there were no stock options exercised, and the value of all options granted to Directors and Named Executive Officers was below the market price at the year-end.

Further details regarding stock options may be found in the sections above titled ‘Option-Based Awards’ and ‘Outstanding Option-Based Awards’.

C.      Board Practices.

1.

The Company’s Board of Directors is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

In accordance with the Articles of the Company, the board of directors appointed Darryl Eddy as an additional director on July 7, 2009, to hold office until the Company’s 2010 Annual Meeting (the “Meeting”). At the Meeting, Mr. Eddy will stand for election as a Class I director.

Management is proposing that the number of directors of the Company be decreased to five. Therefore, at the Meeting, shareholders will be asked to pass a special resolution to that effect.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Served Since

Ralph D. McRae	I	July/07 to July/10	March 1996

Darryl R. Eddy	I	July/09 to July/10	July 2009

James Corbett	II	Jun/08 to Jun/11	June 2008

Stephen K. Fane	III	Jun/09 to Jun/12	October 2007

R. Thomas Gaglardi	III	Jun/09 to Jun/12	October 1998

Four of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company.

2.	There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

3.	Audit Committee

The members of the Company’s Audit Committee are:

	•	James Corbett

	•	Darryl Eddy

	•	Stephen Fane

All members of the audit committee are independent directors, are financially literate, and are considered “financial experts” as defined by the SEC. For details on their professional careers, see “Item 6.-A. Directors and senior management”.

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

Nomination of Directors

The Board periodically reviews its size to ensure that an appropriate number of directors, representing a diversity of views and business experience, are elected to the Board.

The independent directors have responsibility for identifying potential Board candidates. Potential candidates are assessed to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the food and beverage industry are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of a Nominating and Corporate Governance Committee.

Compensation of Directors and the CEO

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company.

Reference is made to the Executive Compensation section above for further information.

As of May 18, 2010 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Donna Louis	Chief Financial Officer

D.      Employees.

Following are the number of employees of the Company for the past 3 financial years as at the end of each fiscal year:

	February 28, 2010	February 28, 2009	February 29, 2008
Canada	87	88	123
United States	0	0	6

E.      Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of May 18, 2010, the Company had 305,800 issued and outstanding options, with a weighted average exercise price of $4.76.

Of the total stock options granted, 130,796 have vested and are available for exercise as at May 18, 2010.

The following table provides share ownership information with respect to the directors and officers listed in subsection 6.A above, as at May 18, 2010.

The numbers in the following table have been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price ($USD)	Expiration Date
Ralph McRae	163,862 (4.1%)	20,000	June 26, 2008	$3.00	June 26, 2018
James Corbett	<1%	20,000 10,000	June 26, 2008 Sept. 28, 2009	$3.00 $3.50	June 26, 2018 Sept. 28, 2019
Darryl R. Eddy	68,892	20,000	July 15, 2004	$5.20	July 15, 2014
	(1.8%)	10,000	Sept. 28, 2009	$3.50	Sept. 28, 2019
Stephen K. Fane	<1%	10,000 20,000 10,000	October 4, 2007 June 26, 2008 Sept. 28, 2009	$15.75 $3.00 $3.50	October 4, 2017 June 26, 2018 Sept. 28, 2019

R. Thomas Gaglardi	419,125(2) (10.7%)	20,000 10,000	June 26, 2008 Sept. 28, 2009	$3.00 $3.50	June 26, 2018 Sept. 28, 2019
Donna Louis	<1%	2,800 20,000 10,000	July 15, 2004 Jan. 10, 2008 June 26, 2008	$5.20 $7.10 $3.00	July 15, 2014 Jan. 10, 2018 June 26, 2018
Dave Read	< 1%	20,000	Jan. 10, 2008	$7.10	Jan. 10, 2018
Sinan ALZubaidi	< 1%	4,833 1,367 5,000 7,000	Feb. 9, 2005 Jan. 11, 2006 Apr. 4, 2008 June 26, 2008	$4.05 $5.35 $6.20 $3.00	Feb. 9, 2015 Jan. 11, 2016 Apr. 4, 2018 June 26, 2018

(1)

The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

(2)	404,125 of these Shares are held by Northland Properties Corporation, a company related to Mr. Gaglardi

Further information regarding stock options with respect to the directors and officers may be found in the sections above, titled ‘Outstanding Option-Based Awards’.

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.      Major shareholders.

As at May 18, 2010, the Company had 3,923,275 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 18, 2010:

(a)

Name of shareholder	Number of shares	Percentage of outstanding shares
Northland Properties (1)	404,125 (2)	10.3%

(1)	Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.
(2)	The number of shares has been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.

(b)

As of August, 2007, Investcorp Interlachen Multi-Strategy Master Fund Limited beneficially owned 200,000 common shares, or 5% of the Company’s voting securities. As of December 31, 2009, Investcorp Interlachen Multi-Strategy Master Fund Limited beneficially owned less than 5% of the Company’s voting securities.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 266 members showed that 2,734,554 of the Company’s common shares or 69.7% were held by 225 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

3.	To the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, any foreign government, or by any other natural or legal persons.

4.

To the Company's knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in "street form."

B.      Related party transactions.

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 18, 2010 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as discussed in the compensation section and as follows:

	a)	Companies with a director in common with the Company, supplied hotel and restaurant services in the amount of $2,525.

	b)	A company with a director and officer in common with the Company, supplied marketing consulting services in the amount of $64,800.

	c)	A company with a director in common with the Company, supplied brokerage services in the amount of $4,929.

2.	There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

C.	Interest of experts and counsel.

This Item is not applicable for an Annual Report.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information.

The following financial statements for the year ended February 28, 2010 are included in this report:

(a)	Balance sheets

(b)	Statements of Income (Loss) and Comprehensive Income (Loss)

(c)	Statements of Cash Flows

(d)	Statements of Changes in Shareholders’ Equity

(e)	Summary of Significant Accounting Policies

(f)	Notes to the Financial Statements

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

4.

Following is information regarding the price history of the Company’s common shares on the Nasdaq Capital Market, in United States dollars. These amounts have been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.

(a)	for the five most recent full financial years:

Period	High $	Low $

March 1, 2009 to Feb. 28, 2010	4.25	0.28
March 1, 2008 to Feb. 28, 2009	7.35	0.25
March 1, 2007 to Feb. 29, 2008	23.35	5.95
March 1, 2006 to Feb. 28, 2007	35.45	7.25
March 1, 2005 to Feb. 28, 2006	8.75	3.55

(b)	for each full financial quarter of the two most recent full financial years:

Period	High $	Low $
4th Quarter Dec. 1, 2009 – Feb. 28, 2010	2.90	1.35
3rd Quarter Sept. 1, 2009 – Nov. 30, 2009	4.25	1.70
2nd Quarter June 1, 2009 – Aug. 31, 2009	3.35	0.90
1st Quarter Mar. 1, 2009– May 31, 2009	1.50	0.30
4th Quarter Dec. 1, 2008 – Feb. 28, 2009	1.30	0.25
3rd Quarter Sept. 1, 2008 – Nov. 30, 2008	4.00	0.65
2nd Quarter June 1, 2008– Aug. 31, 2008	4.95	2.60
1st Quarter Mar. 1, 2008 May 31, 2008	7.35	2.90

(c)	for the most recent six months:

Period	High $	Low $
April 1 - 30, 2010	3.49	1.71
March 1 – 31, 2010	3.46	1.25
February 1 – 28, 2010	1.95	1.35
January 1 – 31, 2010	2.90	1.65
December 1 – 31, 2009	2.80	1.80
November 1 – 30, 2009	3.00	1.75

C.	Markets.

The Company's common shares have been quoted on the NASDAQ Capital Market (formerly called the NASDAQ Small-cap Market) since August 3, 1993. The ticker symbol is LBIX.

Item 10. – Additional Information.

A.	Share capital

This item is not applicable for an Annual Report.

B.	Memorandum and articles of association.

The Notice of Articles relating to the consolidation of the Company’s common shares and the increase in authorized share capital that were filed with the British Columbia Registry Services on February 1, 2010 were filed on a Form 6-K on February 3, 2010.

All other information required by this Item 10.B was previously reported to the SEC in the Company’s registration statement on Form F-3, filed on September 24, 2007, and is incorporated by reference.

C.	Material contracts.

There are no additional material contracts.

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

In addition, Canada may tax capital gains realized by an individual resident in the United States on the disposition of shares of a Canadian corporation if the following conditions are met:

• the individual was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition of shares; and

•	the individual owned the shares when he ceased to be resident in Canada.

Holders of common shares of the Company should seek independent advice from their own professional tax advisers with respect to the income tax consequences arising from the holding of common shares of the Company.

F.	Dividends and paying agents.

This item is not applicable for an Annual Report.

G.	Statement by experts.

This item is not applicable for an Annual Report.

H.	Documents on display.

Copies of documents concerning the Company, which are referred to in this Annual Report, are available for inspection at the head office of the Company located at Suite 1800 – 1500 W. Georgia Street, Vancouver BC Canada V6G 2Z6.

I.	Subsidiary Information.

This item is not applicable for an Annual Report.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The Company’s primary market risk exposure is risk related to interest rates from changes in the Canadian prime rate of its lenders under its term loan and demand revolving operating bank loan. The table below shows the long-term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE

LONG TERM DEBT	Lease	Lease	Lease	Lease	Note Payable

Interest Rate	6.53%	5.675%	6.575%	6.125%	8.0%
Principal at February 28, 2010	$221,420	$121,441	$780,831	$599,426	$108,960

Principal payments by year:
2011	70,508	121,441	132,903	119,341	108,960
2012	150,912	-	141,909	126,860	-
2013	-	-	151,526	134,852	-
2014	-	-	161,795	143,347	-
2015	-	-	192,698	75,026	-
2016 and thereafter	-	-	-	-	-
TOTAL	$221,420	$121,441	$780,831	$599,426	$108,960

The fair value of this debt decreases as market interest rates increase. The fair value of this debt approximates book value as at February 28, 2010.

VARIABLE INTEREST RATE

DEBT	Operating Loan	Term Loan

Interest Rate	prime + 1.75% to 2.25%	prime + 1.75%

Principal at February 28, 2010	$Nil	$ 2,083,515

Principal payments by year:
2011		766,371
2012		118,920
2013		123,629
2014		128,802
2015		134,050
2016 and thereafter		811,743
TOTAL	$Nil	$ 2,083,515

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

P A R T II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.

A 5:1 consolidation of the Company’s common shares, also known as a reverse stock split, became effective on February 1, 2010. Fractional shares were rounded to the nearest whole number. In connection with the share consolidation, the Company increased its authorized number of common shares to 500,000,000 common shares. The documents relating to the share consolidation were filed on a Form 6-K on February 3, 2010 and are incorporated by reference.

Effective May 26, 2010, the Board of Directors adopted, subject to shareholder approval, amendments to the Company's current shareholder rights plan (the "Rights Plan"), which extended the Rights Plan for a five year period. The terms of the Rights Plan are fully set out in an agreement (the "Rights Plan Agreement") between the Company and Computershare Trust Company of Canada. A copy of the “Rights Plan” was filed on July 11, 2006 and is incorporated by reference.

Under the Rights Plan, share purchase rights (the "Rights") are issued to holders of the Company's common shares (the "Shares"). One Right is issued and attaches to each Share outstanding and each Share subsequently issued. The Rights are evidenced by a legend imprinted on certificates representing the Shares and are not transferable separately from the Shares.

The Rights are not exercisable until the occurrence of certain designated events. After a person or group acquires 20% or more of the Shares, or commences or announces a take- over bid to acquire Shares, other than by way of a Permitted Bid (as defined in the Rights Plan Agreement) or through a transaction which has been approved by the Board of Directors, the Rights will separate from the Shares, certificates representing the Rights will be issued and the Rights will be transferable separately from the Shares, at which time the Rights will be exercisable to allow the holders of the Rights to acquire Shares at an effective 50% discount to the then prevailing market price for the Shares.

B.	There were no material modifications to any other class of securities during the fiscal year ended February 28, 2010.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15T. - Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of February 28, 2010, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Act) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is:

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

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As part of its evaluation of the effectiveness of its internal control over financial reporting as required by paragraph (c) of Rules13a-15 or 5d-15 of the Act, the Company utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework. The Company annually reviews the final documentation to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 28, 2010. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is effective as of the fiscal year ended February 28, 2010

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended February 28, 2010 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. – Audit Committee Financial Expert.

The Company’s Board of Directors has determined that all three members of its Audit Committee: James Corbett, Darryl Eddy and Stephen Fane, satisfy the requirements of ‘audit committee financial expert’. All members of the Audit Committee are independent directors. For details on their professional careers, and for further information regarding the Company’s Audit Committee, see Items 6.A and 6.C above.

Item 16B. – Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Company’s directors, officers and employees. A copy of this Code of Ethics was filed with the SEC on June 1, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at Suite 1800 – 1500 W. Georgia Street, Vancouver BC Canada V6G 2Z6, or electronically to “info@Lbix.com”.

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2010 and 2009 totaled $112,385 and $131,576 respectively.

b)	Audit-Related Fees - Audit related fees billed for the fiscal years ended February 28, 2010 and 2009 totaled $Nil and $Nil, respectively.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 28, 2010 and 2009 totaled $22,635 and $18,407 respectively for tax compliance, advice and planning.

d)	All Other Fees – Other fees billed for the fiscal years ended February 28, 2010 and 2009 totaled $Nil and $Nil, respectively.

e)

The Audit Committee approves all audit, audit-related services, tax services and other services provided by BDO Canada LLP. Any services provided by BDO Canada LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement. None of the fees paid to BDO Canada LLP were approved pursuant to the de minimus exception.

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In September 2009, the Company’s Board of Directors authorized a share repurchase program for the repurchase of up to $500,000 US (approximately $540,000 CAD) of the Company’s outstanding common shares. A total of 68,350 common shares were purchased during October and November 2009 for a total cost of $177,063 USD ($187,417 CAD). These shares were returned to treasury in December 2009.

The following table provides details of the Company’s share repurchases. The numbers in the table have been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.

Period	Total Number of Shares Purchased	Average Price Paid per Share (CAD)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Program
Month #1 October 5th to 14 th , 2009	35,380	$ 2.95	35,380
Month #2 November 5th to 24 th , 2009	32,970	$ 2.52	32,970
Total	68,350		68,350	$322,937 USD

(a) The share repurchase program was announced in a news release on September 9, 2009.
(b) The total dollar amount approved for the share repurchase program was $500,000 USD (approximately $540,000 CAD at prevailing exchange rates).
(c) The share repurchase plan does not have an expiry date.

Item 16F. - Change in Registrant’s Certifying Accountant

None.

Item 16G. - Corporate Governance

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance requirements, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The Company has chosen to comply with the Nasdaq corporate governance rules as though it was a U.S. company, except for Rule 5635(c). The Company has notified Nasdaq that it has elected to follow British Columbia practice, which does not require such approvals. In British Columbia, equity compensation arrangements may instead be approved by the Company’s Board of Directors.

P A R T III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the years ended February 28, 2010, February 28, 2009 and February 29, 2008 are attached to this report.

Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2010 and 2009
(Expressed in Canadian Dollars)

Contents
Independent Auditors’ Report
Comments by Auditors for U.S. Readers on Canada-United States Reporting Difference
Consolidated Financial Statements
Balance Sheets
Statements of Income (Loss) and Comprehensive Income (Loss)
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Summary of Significant Accounting Policies
Notes to the Financial Statements

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 28, 2010 and 2009 and the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 28, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2010 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
May 18, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Comments by Auditors for U.S. Readers on Canada-United States
Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by changes in an accounting policy, such as those described in the Company’s Change in Reporting Currency accounting policy and a restatement, such as described in the following paragraph, that have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders on the Consolidated Financial Statements dated May 18, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The financial statements as of February 28, 2009 have been restated to reflect a write down of goodwill as described in Note 20.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
May 18, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

	Leading Brands, Inc.
	Consolidated Balance Sheets
	(Expressed in Canadian Dollars)
As at February 28	2010	2009
		(Restated - Note 20)

Assets
Current
Cash	$1,899,386	$699,931
Accounts receivable (Note 16(a))	1,130,989	1,478,433
Inventory (Note 1)	1,788,727	3,096,403
Prepaid expenses and deposits (Note 5)	129,979	177,638
	4,949,081	5,452,405

Property, plant and equipment (Note 2)	9,216,196	9,615,327
Trademarks and rights	108,960	108,960
Future income taxes (Note 13)	3,488,609	4,223,742
Total Assets	$17,762,846	$19,400,434

Liabilities and Shareholders’ Equity
Liabilities
Current
Bank indebtedness (Note 6)	$-	$1,512,915
Accounts payable and accrued liabilities	2,204,264	2,348,884
Current portion of long-term debt (Note 7)	1,319,524	1,300,981
	3,523,788	5,162,780
Long-term debt (Note 7)	2,596,069	3,808,986
Lease Inducement (Note 3)	75,611	101,171
	6,195,468	9,072,937
Shareholders’ Equity
Share Capital
Authorized (Note 8(a)) 500,000,000 common shares without par value 20,000,000 preferred shares without par value
Issued
3,923,275 common shares (2009 – 3,991,625)	44,508,673	45,283,762
Contributed surplus	8,257,899	7,420,785
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Deficit (Note 20)	(41,777,110)	(42,954,966)
	11,567,378	10,327,497
Total Liabilities and Shareholders’ Equity	$17,762,846	$19,400,434

Approved on behalf of the Board:

”Ralph D. McRae” Director
Ralph D. McRae

”Darryl R. Eddy” Director
Darryl R. Eddy

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

		Leading Brands, Inc.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
		(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2010	Feb. 28, 2009	Feb. 29, 2008
		(Restated - Note 20)

Gross Sales	$22,172,673	$32,497,912	$36,866,555
Less: Discounts, rebates and slotting fees	(1,646,440)	(4,302,262)	(4,288,385)
Net Sales	20,526,233	28,195,650	32,578,170

Expenses (income)
Cost of sales	11,317,750	19,071,688	24,446,540
Selling, general and administrative	6,354,825	9,892,150	13,830,530
Amortization of property, plant and equipment and other	728,993	767,798	734,880
Interest on long-term debt	221,795	327,148	375,427
Interest on current debt	7,762	137,421	201,925
Loss (gain) on contract settlement (Note 12)	-	308,280	(1,389,263)
Foreign exchange gain	(21,330)	-	-
Interest income	(5,066)	(33,545)	(96,127)
Write down of goodwill (Notes 4 & 20)	-	3,353,543	-
Loss (gain) on sale of assets	8,515	(250,880)	101,486

	18,613,244	33,573,603	38,205,398
Income (loss) before income taxes	1,912,989	(5,377,953)	(5,627,228)

Income taxes expense (Note 13)	735,133	289,285	40,944
Net income (loss) for the year	1,177,856	(5,667,238)	(5,668,172)
Foreign exchange translation adjustment	-	(15,359)	266,591
Comprehensive income (loss)	$1,177,856	$(5,682,597)	$(5,401,581)

Earnings (loss) per share
Basic and diluted	$0.30	$(1.42)	$(1.54)

Weighted average common shares outstanding
Basic and diluted (Note 8(h))	3,980,202	3,991,625	3,682,599

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

		Leading Brands, Inc.
	Consolidated Statements of Cash Flows
		(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2010	Feb. 28, 2009	Feb. 29, 2008

Cash provided by (used in)

Operating activities
Net income (loss) for the year (Note 20)	$1,177,856	$(5,667,238)	$(5,668,172)
Items not involving cash
Amortization of property, plant and equipment and other	728,993	767,798	734,880
Amortization of leasehold inducement (Note 3)	(25,560)	(13,845)	-
(Gain) loss on sale of assets	8,515	(250,880)	101,486
Impairment write down goodwill (Notes 4 &,20)	-	3,353,543	-
Stock based compensation (Note 9)	249,442	306,773	278,175
Future income taxes (Note 13)	735,133	287,887	41,938
Changes in non-cash operating working capital items (Note 14)	1,558,159	1,008,044	660,951

	4,432,538	(207,918)	(3,850,742)
Investing activities
Purchase of property, plant and equipment	(349,068)	(780,957)	(2,599,255)
Proceeds on sale of assets	10,519	484,263	438,943

	(338,549)	(296,694)	(2,160,312)
Financing activities
Increase (decrease) in bank indebtedness	(1,512,915)	(571,799)	(1,841,978)
Issuance (repurchase) of common shares	(187,417)	-	9,670,674
Proceeds from issuance of long-term debt	-	72,478	1,584,937
Repayment of long-term debt	(1,194,374)	(1,161,172)	(792,329)

	(2,894,706)	(1,660,493)	8,621,304

Increase (decrease) in cash and cash equivalents	1,199,283	(2,165,105)	2,610,250

Effect of exchange rates on cash	172	(21,773)	276,559

Cash and cash equivalents, beginning of year	699,931	2,886,809	-

Cash and cash equivalents, end of year	$1,899,386	$699,931	$2,886,809

Supplementary disclosure of cash flow Information

Cash paid(received) during the year
Income tax payments (recovery), net	$-	$1,398	$(994)
Interest received	$(5,065)	$(33,868)	$(90,800)
Interest paid	$233,668	$474,441	$579,672

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

	Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
	(Expressed in Canadian Dollars)

For the years ended February 28, 2010, February 28, 2009,
and February 29, 2008
		Amount
	Shares	(Restated - Note 20)

Common Stock

Balance at March 1, 2007	3,280,169	$39,709,542
Shares issued upon exercise of stock options	51,456	318,696
Shares issued for private placement	660,000	5,255,524
Balance at February 29, 2008 and February 28, 2009	3,991,625	45,283,762
Shares repurchased (Note 8 (b))	(68,350)	(775,089)

Balance at February 28, 2010	3,923,275	$44,508,673
Contributed Surplus
Balance at March 1, 2007		$2,739,383
Stock based compensation on issued stock options (Note 9)		278,175
Contributed surplus on issue of warrants (Note 8)		4,096,454
Balance at February 29, 2008		7,114,012
Stock based compensation on issued stock options (Note 9)		306,773
Balance at February 28, 2009		7,420,785
Shares repurchased (Note 8 (b))		587,672
Stock based compensation on issued stock options (Note 9)		249,442

Balance at February 28, 2010		$8,257,899
Deficit
Balance at March 1, 2007		$(31,619,556)
Net loss		(5,668,172)
Balance at February 29, 2008		(37,287,728)
Net loss (Note 20)		(5,667,238)
Balance at February 28, 2009 (Note 20)		(42,954,966)
Net income		1,177,856

Balance at February 28, 2010		$(41,777,110)

Accumulated other comprehensive income
Balance at March 1, 2007		$326,684
Foreign exchange translation adjustment		266,591
Balance at February 29, 2008		593,275
Foreign exchange translation adjustment		(15,359)

Balance at February 28, 2009 and 2010		$577,916

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 19. Details of the significant accounting policies are as follows:

Nature of Business	Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and waters. The bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

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

February 28, 2010 and 2009

Change in Reporting Currency - continued

All resulting exchange differences are reported as a separate component of other comprehensive income, which is included as part of shareholders’ equity. Results in the consolidated statements of income (loss) and comprehensive income (loss) of prior years were translated using the weighted average exchange rate in effect for the applicable periods, and the results of prior year consolidated balance sheets were translated using applicable period end exchange rate. The effect of the change in reporting currency substantially eliminated the translation currency adjustment previously created upon the conversion to a U.S. dollar reporting currency.

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

February 28, 2010 and 2009

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

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make estimates and assumptions in determining carrying value include accounts receivable, inventory, property, plant and equipment, goodwill, future income taxes, trademarks and rights, and stock-based compensation.

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

Goodwill and Other Intangible Assets

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company has decided to write off its goodwill asset as its market capitalization as at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to zero for the year ended February 28, 2009.

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

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

Comprehensive Income - continued	Information pertaining to comprehensive income items is presented in the Company’s Consolidated Statement of Income (Loss) and Comprehensive Income (Loss).

Financial Instruments

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

-

Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method. As at February 28, 2010, the Company has classified its accounts receivable as loans and receivables and its accounts payable and accrued liabilities, bank indebtedness and long term debt as other financial liabilities. The fair value of these financial instruments approximates their carrying value.

-

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

-

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise. As at February 28, 2010, the Company has classified its cash as held-for-trading. The fair value of these financial instruments approximates their carrying value.

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

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

Adoption of New Canadian accounting standards	Amendments to Section 3862, Financial Instruments – Disclosures

In July, 2009, the CICA approved amendments to section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments, as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company adopted the requirements of amendments to Section 3862 in its February 28, 2010 consolidated financial statements (note 16).

HB 1000 – Financial Statement Concepts

Effective March 1, 2009 the Company adopted the new CICA Handbook Section 1000, “Financial Statement Concepts”, which has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

International Financial Reporting Standards ("IFRS") In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after March 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. Since the Company trades exclusively in the US, the Company has decided to convert to US GAAP as of the above transition date.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

1.	Inventory

	2010	2009
Finished goods	$1,142,473	$1,677,621
Raw materials	646,254	1,418,782
	$1,788,727	$3,096,403

The ending balance above includes a total inventory obsolescence provision of $118,652 as at February 28, 2010 (2009 - $342,803).

2.	Property, Plant and Equipment

			2010	2009

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$13,951,042	$6,626,263	$7,324,779	$7,534,424
Buildings	1,931,944	1,080,562	851,382	896,191
Automotive equipment	40,288	36,393	3,895	4,008
Land	433,613	-	433,613	433,613
Land improvements	1,861	1,046	815	885
Leasehold improvements	229,482	137,182	92,300	115,374
Furniture and fixtures	607,251	524,923	82,328	105,020

Computer hardware and software	2,569,801	2,142,717	427,084	525,812

	$19,765,282	$10,549,086	$9,216,196	$9,615,327

Property plant and equipment includes equipment acquired under capital leases with an initial cost of $2,687,820 (2009 – $2,687,820). Accumulated amortization of assets acquired under capital leases is $468,025 (2009 – $300,943).

3.	Lease Inducement

In the 2009 fiscal year, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount is being amortized over the remainder of the lease term. The amortization for the fiscal year ended February 28, 2010 was $25,560 (2009 - $13,845) with a corresponding credit to rental expense under the category of selling, general and administrative expenses.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

4.	Goodwill

	2010	2009
		(Restated - Note 20)

Goodwill	$-	$4,396,000
Less accumulated amortization	-	(1,042,457)
Impairment write down (Note 20)	-	(3,353,543)

	$-	$-

Since the fiscal year ended February 28, 2002, goodwill is not subject to amortization but is subject to an annual assessment for impairment by applying a fair value test. Any impairment in the value of goodwill would be charged to income. For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company has decided to write off its goodwill asset as its market capitalization as at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to zero for the year ended February 28, 2009.

5.	Prepaid Expenses and Deposits

	2010	2009
Slotting fees	$3,167	$437
Insurance premiums	56,531	65,541
Rental deposits and other	70,281	111,660
	$129,979	$177,638

6.	Bank Indebtedness

	2010	2009
Bank indebtedness	$-	$1,512,915

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (2009 -$5,500,000) subject to the availability of eligible collateral. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.75% - 2.25% (2009 - 1.75 - 2.25%) . The bank prime rate at February 28, 2010 was 2.25% (2009 – 3.0%) . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes the demand revolving operating bank loan of $Nil (2009 -$1,118,594) and un-presented cheques of $Nil (2009 - $396,493) and is net of cash of $Nil (2009 - $2,172).

The agreement with respect to the bank indebtedness as well as the bank loan (Note 7(a)) contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 28, 2010.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

7.	Long-term Debt

		2010	2009

a)	Bank loan, principal and interest repayable at $74,573 per month, collateralized similar to the operating bank loan, as described in Note 6, with interest at a rate of bank prime plus 1.75%, renewable on February 1, 2011. Portions of this loan amortize until June 2019 and April 2021.	$2,083,515	$2,881,666

b)	Capital lease, principal and interest repayable at $6,907 per month including interest at a five-year fixed rate of 6.53% per annum, collateralized by certain pieces of manufacturing equipment until October, 2011.	221,420	287,481

c)	Capital lease, principal and interest repayable at $8,601 per month including interest at a three-year fixed rate of 5.675% per annum, collateralized by certain pieces of manufacturing equipment until February, 2011.	121,441	214,867

d)	Capital lease, principal and interest repayable at $15,024 per month including interest at a seven-year fixed rate of 6.575% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	780,831	905,298

e)	Capital lease, principal and interest repayable at $12,729 per month including interest at a seven-year fixed rate of 6.125% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	599,426	711,695

f)	Other	108,960	108,960

		3,915,593	5,109,967

	Less: current portion	1,319,524	1,300,981

		$2,596,069	$3,808,986

Principal due over the remaining terms of the long-term debt is as follows:

2011	$1,319,524
2012	538,601
2013	410,007
2014	433,944
2015	401,774
2016 and thereafter	811,743

$3,915,593

The agreement with respect to the bank loan (Note 7(a)) contains a demand feature whereby the bank can demand repayment at any time as well as three restrictive covenants (see Note 6). The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

8.	Share Capital

a)	Authorized share capital

	Number of Shares

	2010	2009

Common shares without par value	500,000,000	500,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

There are no preferred shares outstanding as at February 28, 2010 and February 28, 2009.

b)

On August 9, 2007, the Company issued 660,000 common shares and 330,000 common share purchase warrants for net proceeds of $9,342,959 (after deducting share issuance expenses of $1,121,617). Of this amount, $4,096,454 was allocated to the warrants issued and recorded in Contributed Surplus while the balance of $5,255,524 was allocated to common shares. The warrant value was calculated using the Black-Scholes option-pricing model using a risk free rate of 4.5%, a volatility factor of 77% and 66 months as the term of the warrants.

In the year ended February 28, 2010, the company repurchased 68,350 of its issued and outstanding shares in the amount of $187,417. Since the average common share price of common shares at the time of repurchase was $11.34, share capital has been reduced by $775,089 and contributed surplus has been increased by $587,672.

On February 2, 2010, the Company implemented a five-to-one share consolidation of the Company’s common stock. The outstanding common share, stock option and share purchase warrant numbers reported have been retroactively adjusted for the consolidation.

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

8.	Share Capital – continued

d)	Stock Option Information

	Issued and	Weighted Average
	Outstanding Options	Exercise Price
		(USD)

Outstanding at March 1, 2007	354,215	$7.15
Granted	92,000	11.15
Exercised	(51,455)	5.75
Forfeited	(86,927)	13.65
Expired	(5,633)	8.85

Outstanding at February 29, 2008	302,200	6.70
Granted	221,000	3.35
Forfeited	(68,500)	6.10
Expired	(36,534)	5.90

Outstanding at February 28, 2009	418,166	5.10
Granted	65,000	3.50
Forfeited	(42,666)	6.15
Expired	(4,700)	5.79

Outstanding at February 28, 2010	435,800	$4.74

The weighted average date-of-grant fair value of the options granted during 2010 was $3.24 US (2009 - $3.05 US; 2008 - $10.15 US) per share based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 9.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

8.	Share Capital – continued

e)	Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 28, 2010.

	Number of	Weighted Average	Exercise	Number of
	Options	Remaining Contractual	Price	Options
	Outstanding	Life (Years)	(USD)	Exercisable

	144,000	8.33	$3.00	48,000
	100,000	0.01	$5.00	100,000
	65,000	9.58	$3.50	-
	46,633	4.42	$5.20	46,633
	40,000	7.92	$7.10	16,666
	20,000	8.17	$6.20	7,331
	10,000	7.58	$15.75	4,667
	4,833	4.92	$4.05	4,833
	2,000	6.33	$24.65	1,467
	1,767	5.92	$5.35	1,327
	1,567	6.25	$12.85	1,067

February 28, 2010	435,800			231,991

February 28, 2009	418,166			201,897

February 29, 2008	302,200			197,408

Subsequent to February 28, 2010, 100,000 options with an exercise price of $5.00 US expired unexercised.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

8.	Share Capital – continued

	f)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price (USD)

Outstanding at March 1, 2007	-	$-

Issued in connection with private placement	363,400	19.75

Outstanding at February 29, 2008, February 28, 2009 and 2010	363,400	$19.75

The Company issued 330,000 common share purchase warrants related to the private placement and 33,400 common share purchase warrants to the placement agent pursuant to the terms of an agreement related to the issuance of common shares on August 9, 2007. Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $16.45 U.S. per share in the event that the Company issues new shares at a price lower than the exercise price.

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

8.	Share Capital – continued

	h)	Earnings (Loss) Per Common Share

The Company uses the “Treasury Stock Method” to calculate earnings (loss) per common share. Under this method basic earnings (loss) per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. On February 2, 2010, the company completed a share consolidation converting five shares of the Company’s stock into one new share of common stock. Previous year information has been adjusted to reflect this consolidation.

For the year ended February 28, 2010, February 28, 2009, and February 29, 2008, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 799,200, 781,566 and 665,600, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

9.	Stock-Based Compensation

	a)	The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2010	2009	2008

Risk-free rate	3.51%	3.68% to 3.80%	3.82% to 4.64%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	108%	100%	101%
Weighted average expected life of the options (months)	120	120	120

b)

In connection with the vesting of certain employees, officers and directors stock options for the year ended February 28, 2010, the Company has recorded stock option compensation of $249,442 (2009 - $306,773; 2008 - $278,175) which was credited to contributed surplus and expensed in selling, general and administrative expenses in the year.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

10.	Commitments

	a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments over the remaining terms of the leases are as follows:

2011	$646,225
2012	603,168
2013	420,796
2014 and thereafter	-

Total future minimum lease payments	$1,670,189

b)	The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

11.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

12.	Loss/Gain on Contract Settlements

In the fiscal year ended February 28, 2009, the Company recorded a loss on contract settlement $308,280 (2008 - $Nil) from the early termination of a warehouse lease at a substantial net discount.

In the fiscal year ended February 29, 2008, the Company recorded income of $1,389,263 from the termination of a distribution agreement.

No such contract settlements occurred during the year ended February 28, 2010.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

13.	Income Taxes

	2010	2009	2008
Current	$-	$1,398	$(994)
Future	735,133	287,887	41,938
	$735,133	$289,285	$40,944

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to loss before income taxes was as follows for each of the years in the three-year period ended February 28, 2010:

	2009
		(Restated –
	2010	Note 20)	2008

Income tax expense (recovery) computed at basic Canadian statutory rates	29.8%	(30.8)%	(33.7)%
Foreign income (loss) taxes at other than Canadian statutory rates	(0.5)%	(3.8)%	0.0%
Effect of non-deductible amounts	4.3%	(7.0)%	1.1%
Recognized tax expenses (benefits)	0.0%	0.0%	0.3%
Foreign exchange revaluation impact	18.0%	0.0%	0.0%
Change in statutory rate	(1.6)%	14.5%	18.3%
Changes in valuation allowance	(11.6)%	32.5%	14.7%

	38.4%	5.4%	0.7%

The change in statutory rates represents rate changes enacted by the Canadian federal government through January 1, 2012.

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2010	2009

Operating and other losses carried forward	$5,176,888	$5,777,971
Property, plant and equipment	1,935,002	2,012,311
Trademark and deferred costs	119,628	339,203
Un-realized foreign exchange loss	36,814	36,800
Financing costs	112,162	168,243
Total future income tax assets	7,380,494	8,334,528
Valuation allowance	(3,891,885)	(4,110,786)

Net future income tax assets	$3,488,609	$4,223,742

The Company’s future tax assets also include approximately $449,000 (2009 - $673,000) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statements of Loss and Comprehensive Loss.

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2010, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $16 million which can be applied against future earnings of the subsidiaries. The net operating loss carry forward amounts commence to expire in 2026 through 2029.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

14.	Changes in Non-Cash Operating Working Capital Items

	2010	2009	2008

Non cash working capital related to operations:
Accounts receivable	$347,444	$851,287	$1,648,742
Inventory	1,307,676	1,492,429	2,107,017
Prepaid expenses and deposits	47,659	222,701	552,275
Accounts payable and accrued liabilities	(144,620)	(1,558,373)	(3,647,083)

	$1,558,159	$1,008,044	$660,951

15.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2010	2009	2008

i)	Incurred consulting fees with a company related by a director in common	$84,000	$84,000	$84,000

ii)	Incurred professional service fees with a company related by a director In common	$479,600	$510,400	$528,000

iii)	Incurred marketing consulting services with a company related by a director in Common	$64,800	$69,300	$59,625

iv)	Sold water to a company with a director in common	$-	$14,280	$19,320

v)	Sold assets to a company with a director in common (Note 12)	$-	$450,500	$-

vi)	Incurred consulting fees with a company related by an officer in common	$192,218	$199,616	$203,219

vii)	Incurred services from a company related by a director in common	$2,525	$5,283	$17,730

viii)	Incurred brokerage and placement agent fees and expenses from a company related by a director in common, see Note 8(b)	$4,929	$-	$760,366

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

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

As at February 28, 2010, the Company is exposed to credit risk through the following assets:

	February 28, 2010	February 28, 2009
Trade Receivables	$1,136,007	$1,558,904
Other Receivables	65,231	75,654
Allowance for Doubtful Accounts	(70,249)	(156,125)
	$1,130,989	$1,478,433

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the year ended February 28, 2010, the Company’s ten largest customers comprised approximately 84% (2009 - 82%; 2008 – 64%) and no one customer comprised more than 67% (2009 - 47%; 2008 – 33%). In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at February 28, 2010, 94.2% were not yet due, 5.5% were between 30 and 60 days overdue but are not impaired and 0.3% are over 90 days but fully provided for in the allowance for doubtful accounts.

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

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 28, 2010.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

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

At February 28, 2010, the Company’s cash balances included $84,000 denominated in U. S. dollars (2009 - $Nil), accounts receivable balances included $17,000 denominated in U. S. dollars (2009 - $352,000), the Company’s accounts payable and accrued liabilities balance included $308,000 denominated in U.S. dollars (2009 - $226,000) and the Company’s bank indebtedness balance included $Nil denominated in U.S. dollars (2009 - $222,000).

As at February 28, 2010, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $127,000 on net earnings for the year. A 5% US/Canadian dollar decrease would have a positive impact of similar magnitude.

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

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at February 28, 2010 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at February 28, 2010, the Company had short and long-term debt with variable interest rates in the amount of $2,084,000. A 1.0% increase in the interest rate on average borrowing levels for the fiscal year ending February 28, 2010 would have an unfavourable impact of approximately $25,000 on net earnings for the year. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

	d)	Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash which are classified as level 1. The Company does not have any level 2 or level 3 financial instruments.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

17.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items, and funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to the availability of eligible collateral. The actual limit based on eligible collateral at February 28, 2010 was $1.44 million. The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 28, 2010.

18.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages and waters. Substantially, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

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

Material differences between Canadian and US GAAP are summarized below:

	a)	Adjustments to Consolidated Financial Statements

Adjustments to Consolidated Statements of Loss

	2010	2009	2008
		(Restated -
		Note 20)

Net income (loss) for the year, Canadian GAAP	$1,177,856	$(5,667,238)	$(5,668,172)

Amortization of deferred costs (i)	-	-	6,563

Net income (loss) for the year, US GAAP	$1,177,856	$(5,667,238)	$(5,661,609)
Basic and diluted income (loss) per share, US GAAP	$0.30	$(1.42)	$(1.54)

Comprehensive Income (Loss)

	2010	2009	2008
		(Restated -
		Note 20)

Net income (loss), US GAAP	$1,177,856	$(5,667,238)	$(5,661,609)
Other comprehensive income:
Foreign currency translation
Adjustments	-	(15,359)	266,591

Comprehensive income (loss), US GAAP	$1,177,856	$(5,682,597)	$(5,395,018)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

19.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

Adjustments to Assets, Liabilities and Shareholders’ Equity

	2010	2009
		(Restated -
		Note 20)
Total assets, Canadian GAAP	$17,762,846	$19,400,434
Write-off website development costs (ii)	(108,960)	(108,960)
Total assets, US GAAP	$17,653,886	$19,291,474
Total liabilities, Canadian and US GAAP	$6,195,468	$9,072,937
Total shareholders’ equity, Canadian GAAP	11,567,378	10,327,497
Change in deficit relating to:
Application of ACS 350-50 (ii)	(108,960)	(108,960)
Total shareholders’ equity, US GAAP	11,458,418	10,218,537
Total liabilities and shareholders’ equity, US GAAP	$17,653,886	$19,291,474

i)	Product Launch and Deferred Costs

Under US GAAP, according to FASB ACS 720-15, Start-Up Costs, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

ii)

Under FASB ACS 350-50 (“ACS 350-50”), Website Development Cost in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

19.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

		iii)	New Accounting Pronouncements – Recently Adopted

ASC 805. FASB Statement No. 141(R) Business Combinations. This statement was incorporated into ASC 805, Business Combinations, under the new FASB codification. ASC 805 requires that upon initially obtaining control, an acquirer should recognize 100% of the fair values of acquired assets, including goodwill and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration and transaction costs will be expensed as incurred. This statement also modifies the recognition for pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. This statement amends ASC 740-10, Income Taxes (“ASC 740”) to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. ASC 805 is effective for fiscal years beginning after December 15, 2008. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 810. The FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS No. 160 was incorporated into ASC 810, Consolidation (“ASC 810”) and requires companies to present minority interest separately within the equity section of the balance sheet. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 815. The FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The Statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 was incorporated into ASC 815, Derivatives and Hedging (“ASC 815”). ASC 815 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement became effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

19.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

		iii)	New Accounting Pronouncements – Recently Adopted - continued

ASC 105. The Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS No. 168”) “— a replacement of FASB Statement No. 162. SFAS No. 168 is the new source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement was incorporated into ASC 105, Generally Accepted Accounting Principles under the new FASB codification which became effective on July 1, 2009. The new Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company adopted this statement during the fourth quarter of 2009. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 855. In May 2009, the FASB issued ASC No. 855, “Subsequent Events,” which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements.

Management has evaluated subsequent events through the date the financial statements were issued.

		iv)	New Accounting Pronouncements – Not Yet Adopted

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC in Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010- 06 also requires disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company is currently assessing the impact of adoption of ASU 2009-14 and does not currently plan to early adopt.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010 and 2009

20	Restatement of Prior Year Figures

For the year ended February 28, 2009, after a detailed review of the fair value calculations for goodwill, the Company has decided to write off its goodwill asset as its market capitalization as at February 28, 2009 no longer supported it. Goodwill was reduced by $3,353,543 with a corresponding expense for impairment write down of goodwill in its fiscal year ended February 28, 2009.

Balance Sheet as at February 28,		As Previously
2009		Reported	Restatement	As Restated
Goodwill		$3,353,543	$(3,353,543)	$-
Deficit		$(39,601,423)	$(3,353,543)	$(42,954,966)

Statement of Loss and Comprehensive Loss for the year ended February 28, 2009
Impairment write down of goodwill	$		$3,353,543	$3,353,543
Net loss for the year		$(2,313,695)	$(3,353,543)	$(5,667,238)
Comprehensive loss		$(2,329,054)	$(3,353,543)	$(5,682,597)
Loss per share – basic and diluted		$(0.58)	$(0.84)	$(1.42)

The restatement did not have any impact on cash flows used in/provided by operating, investing or financing activities.

Item 18. – Financial Statements.

Not applicable.

Item 19. – Exhibits.

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the SEC on February 3, 2010.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Registration Rights Agreement, incorporated by reference from prior filing as Exhibit 99.4 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.3	Securities Purchase Agreement, incorporated by reference from prior filing as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.4	Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 11, 2006.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 28, 2010

INDEX TO EXHIBITS

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the SEC on February 3, 2010.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Registration Rights Agreement, incorporated by reference from prior filing as Exhibit 99.4 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.3	Securities Purchase Agreement, incorporated by reference from prior filing as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.4	Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 11, 2006.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.