Form 20-F
period 2011-02-28
LEADING BRANDS INC
filed 2011-05-31
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X  ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2011
OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-19884

LEADING BRANDS, INC.
[Exact name of Registrant as specified in its charter]

Not Applicable
[Translation of Registrant’s name into English]

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of February 28, 2011, Leading Brands, Inc. had 3,579,249 Common Shares, without par value, outstanding.

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

Unless otherwise specified, all references to “dollars” or “$” in this Annual Report are expressed in Canadian dollars (“CDN”), unless otherwise indicated, and all references to “U.S. dollars,” “US$” or “USD$” are expressed in the currency of the United States of America.

Forward Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments. The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

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

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012;

anticipated capital expenditures; and
anticipated increased sales volumes with certain product lines.

Such forward-looking statements are necessarily estimates reflecting the Company’s judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under “Item 3.D. Risk Factors,” as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. Events may occur in the future that the Company is unable to accurately predict, or over which it has no control. If one or more of those uncertainties materialize, or if the underlying assumptions prove incorrect, actual outcomes may vary materially from those forward-looking statements include in this Annual Report.

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

Item 3. – Key Information

A.        Selected financial data.

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to Leading Brands for the periods indicated. It should be read in conjunction with this Annual Report and the Company’s consolidated financial statements listed in “Item 17” of this Annual Report. The following table is derived from, and is qualified by, the Company’s financial statements and the notes thereto which have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Unless otherwise specified, all amounts set out in this Annual Report are expressed in Canadian dollars.

	FISCAL YEAR ENDED Feb. 28, 2011	FISCAL YEAR ENDED Feb. 28, 2010	FISCAL YEAR ENDED Feb. 28, 2009	FISCAL YEAR ENDED Feb. 29, 2008	FISCAL YEAR ENDED Feb. 28, 2007
Net sales / operating revenue	$18,909,031	$20,526,233	$28,195,650	$32,578,170	$52,054,671
Net income (loss)	$556	$1,177,856	($5,667,238)	($5,668,172)	($4,043,808)
Net income (loss) per share	$0.00	$0.30	($1.42)	($1.54)	($1.28)
Total assets	$15,966,222	$17,762,846	$19,400,434	$27,893,953	$28,043,137
Net assets	$12,210,285	$11,567,378	$10,327,497	$15,703,321	$11,156,052
Share capital	$40,607,350	$44,508,673	$45,283,762	$45,283,762	$39,709,542
Long-term debt	$1,628,412	$2,596,069	$3,808,986	$4,947,418	$4,562,218
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average common shares outstanding basic and diluted	3,853,866	3,980,202	3,991,625	3,682,599	3,157,646

The following table sets forth the above financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as disclosed in Note 18 of the Company’s consolidated financial statements for the fiscal year ended February 28, 2011. The selected financial data should be read in conjunction with the Company’s consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

Under FASB ASC 815-40-15 (“ASC 815-40”), non-employee stock options granted during the year ended February 28, 2011 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria of that guidance. As a result, the Company was required to separately account for the stock options as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income. In Canada, non-employee options exercisable in a currency other than the functional currency of the Company do not meet the criteria for liability accounting. The Company adopted this standard effective March 1, 2009. For the year ended February 28, 2010 the difference between Canadian GAAP and U.S. GAAP for the presentation of such instruments was insignificant.

	FISCAL YEAR ENDED Feb. 28, 2011	FISCAL YEAR ENDED Feb. 28, 2010	FISCAL YEAR ENDED Feb. 28, 2009	FISCAL YEAR ENDED Feb. 29, 2008	FISCAL YEAR ENDED Feb. 28, 2007
Net sales / operating revenue	$18,909,031	$20,526,233	$28,195,650	$32,578,170	$52,054,671
Net income (loss)	($65,121)	$1,177,856	($5,667,238)	($5,661,609)	($3,968,531)
Net income (loss) per share	($0.02)	$0.30	($1.42)	($1.54)	($1.26)
Total assets	$15,857,262	$17,653,886	$19,291,474	$27,784,993	$27,927,615
Net assets	$11,855,342	$11,458,418	$10,218,537	$15,594,361	$11,040,530
Share Capital	$40,607,350	$44,508,673	$45,283,762	$45,283,762	$39,709,542
Long-term debt	$1,628,412	$2,596,069	$3,808,986	$4,947,418	$4,562,218
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average common shares outstanding basic and diluted	3,853,866	3,980,202	3,991,625	3,682,599	3,157,646

Please refer to Note 18 of the Company’s consolidated financial statements in “Item 17” of this Annual Report which describes the nature and extent of differences between U.S. GAAP and Canadian GAAP as it pertains to the Company.

3.        Exchange Rates

The Company maintains its financial records and reports its financial results in Canadian dollars. The effective exchange rate to convert from Canadian dollars to U.S. dollars for assets and liabilities would be US$1 = $0.9714 Canadian, and to convert revenues and expenses would be the average rate for the fiscal year of US$1 = $1.0209 Canadian.

Exchange Rate – May 18, 2011: 0.9706

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	April 1-30, 2011	March 1-31, 2011	Feb. 1-28, 2011	Jan. 1-31, 2011	Dec. 1-31, 2010	Nov. 1-30, 2010
High	0.9675	0.9918	0.9958	1.0015	1.0175	1.0266
Low	0.9464	0.9687	0.9714	0.9869	0.9946	1.0000

Exchange rates for the five most recent fiscal years: US$1 -equivalent to the following in Canadian dollars:

	Mar. 1, 2010 to Feb. 28, 2011	Mar. 1, 2009 to Feb. 28, 2010	Mar. 1, 2008 to Feb. 28, 2009	Mar. 1, 2007 to Feb. 29, 2008	Mar. 1, 2006 to Feb. 28, 2007
Average	1.0209	1.1052	1.1129	1.0368	1.1363

B.        Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.        Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.        Risk factors.

Risks Related To Our Business

The Company is vulnerable to exchange rate fluctuations

Our operations are carried out primarily in Canada and in the United States. The Company purchases certain raw materials and goods, priced in U.S. dollars, for resale in Canada and also sells certain products, manufactured in Canada, into the United States. As a result, the Company is vulnerable to exchange rate fluctuations and it does not presently use any financial instruments to hedge foreign currency fluctuations. A significant increase in the value of the U.S. dollar in relation to the Canadian dollar would negatively impact our earnings.

The Company uses a limited number of suppliers

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist for these materials, an unexpected disruption in supply or an increase in pricing would have a negative impact on production and our earnings.

The Company depends on exclusive distribution contracts

The Company holds exclusive distribution contracts for Canada with certain suppliers. If certain of these distribution contracts were terminated, it could have a negative impact on our earnings. We cannot assure you that these contracts will be renewed or extended upon their expiration, and even if they are renewed, we cannot be certain that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of the contracts would have a material adverse effect on our business, financial condition and results of operation.

The Company relies on independent distributors

We rely on the distribution services of independent distributors in order to distribute and sell some of our beverage products to retailers and consumers. If certain of these distributors were to stop distributing our products, it would have a negative impact on our earnings.

The Company is exposed to varying degrees of competition

Increased consolidations of our competitors with and into larger companies, increased market place competition, and more competitive product and pricing pressures could impact the

Company’s earnings, market share and volume growth. This competition is likely to continue, and we cannot assure you that it will not intensify in the future which could materially and adversely affect our financial condition and results of operations.

Changes in the nonalcoholic beverages business environment could adversely affect our financial results

The nonalcoholic beverages business environment is constantly evolving as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations, shifting consumer tastes and needs, changes in consumer lifestyles and competitive product and pricing pressures. If we are unable to successfully adapt to this constantly changing environment, our earnings and sales could be negatively affected.

Changes in laws and regulations could negatively affect our operations

The Company is subject to various laws and regulations, and changes in such laws and regulations could have a negative impact on our operations. For example:

The Company has significant tax loss carry forwards available, and a change in legislation affecting these losses could negatively impact future earnings;

Changes in environmental laws affecting beverage containers could add costs to the Company’s operations and/or could decrease consumer demand for the Company’s products; and,

Changes in laws and regulations, such as those of the U.S. Food and Drug Administration or Canadian Food Inspection Agency, could affect the way in which our products are marketed and produced which could have a negative impact on our production and our earnings.

The Company depends on protections afforded by trademarks and copyrights

The Company holds a number of trademarks and copyrights relating to certain significant products. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights, and there can be no assurance that other third parties will not infringe or misappropriate our trademarks and copyrights. If we lose some or all of our intellectual property rights, our business may be materially adversely affected.

The Company is vulnerable to operating losses

Historically, the Company has had periods of unprofitable operations. The Company’s bottling operations are relatively capital intensive and in periods of low volumes, such as during seasonal fluctuations, fixed costs can result in operating losses.

Increases in costs and/or shortages of raw materials and/or ingredients could harm our business

The principal raw materials used by us are juice concentrates and sugar, the costs of which are subject to fluctuations. We are uncertain whether the prices of any of the above or any other raw materials or ingredients, may rise in the future. We are unsure whether we will be able to pass any of such increases on to our customers. We generally do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. In addition, some of these raw materials are available from a limited number of suppliers.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials, we might not be able to satisfy demand on a short-term basis. Moreover, industry-wide shortages of certain raw materials could, from time to time in the future, be experienced. Such shortages could interfere with and/or delay production of certain of our products and could have a material adverse effect on our business and financial results. We generally do not use hedging agreements or alternative instruments to manage this risk.

A significant portion of the Company’s revenue is derived from certain major customers

The Company derives a substantial portion of its revenue from certain major customers, with the largest customer contributing 73% of our total revenue and the ten largest customers comprising 86% of revenue. The loss of certain major customers would have a negative impact on earnings.

The Company depends on key management employees

Our business is dependent upon the continued support of existing senior management, including Ralph D. McRae, who is the Chairman, President and Chief Executive Officer and a director of the Company. Mr. McRae has been with Leading Brands since March 1996, and he has been responsible for our business planning, corporate and brand initiatives and financings. The loss of Mr. McRae, or any key members of our existing management, could adversely affect our business and prospects. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms.

Possible conflicts of interest may arise with our directors, officers, and other members of management

Certain of our directors, officers, and other members of management presently serve as directors, officers, promoters or members of management of other companies, and therefore it is possible that a conflict may arise between their duties to Leading Brands and their duties to such other companies. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The Company relies on credit facilities that may not be renewed

The Company has credit facilities that are renewed annually in order to make sure that sufficient funds are available to meet its financial needs. There is a risk that these credit facilities will not be renewed by the existing lender and that the Company would then be required to seek an alternative source of financing.

Instability in the supply of utility services and oil prices may adversely impact our results of operations

Our operations depend on a stable supply of utilities and fuel for our distribution. As a result of recent economic instability, we cannot assure you that such instability will not impair our ability to procure required utility services or fuel in the future which could adversely impact our financial results or operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation and we expect that they will continue to do so in the future.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results

We are a party, from time to time, to various litigation claims and legal proceedings. Defending such proceedings could result in significant ongoing expenditures and the continued diversion of our management’s time and attention from the operation of our business, which could have a negative effect on our business operations. Our failure to successfully defend or settle any litigation or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common shares to decline.

Other risks related to our business that may affect our sales and earnings

Whether the Company’s marketing programs are effective and successful, especially for newer brands;
Changes in consumer tastes and preferences and market demand for new and existing products;
Changes in general economic and business conditions; and
Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Risks Related To Our Industry

The Company competes with large companies with greater resources

Leading Brands competes, to some degree, with other larger companies in the beverage industry. Some of these competitors have substantially greater marketing, cash, distribution, production, technical and other resources than the Company. We cannot assure you that such competition will not intensify in the future which could materially and adversely affect our financial condition and operations.

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

Significant additional labeling or warning requirements may inhibit sales of affected products

Regulatory or governmental authorities may seek to adopt significant additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our products. These types of requirements, if they become applicable to one or more of our products under current or future environmental or health laws or regulations may inhibit sales of such products.

Risks Related To Our Capital Stock

Our common shares have experienced significant price volatility

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of US$0.25 to a high of US$35.45 during the five year period from March 1, 2006 to February 28, 2011. During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares. The Company has had periods where the bid price of the Company’s common shares closed below US$1.00 per share, and therefore there is a risk that the Company will not continue to meet the minimum requirement for continued listing under NASDAQ’s Marketplace Rule 5550(a)(2).

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX.” As of February 28, 2011, there were 3,579,249 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

In order to maintain our current status as a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act), where more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our “foreign private issuer” status:

we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;
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

We are incorporated in British Columbia, Canada, all of our directors and officers live in Canada, and most of our assets are in Canada; therefore, investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers

We are a corporation existing under the laws of British Columbia, all of our directors and officers are citizens of Canada and the majority of our assets and operations are located outside of the United States. It may not be possible for shareholders to enforce, in Canada, judgments against us obtained in the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

While reciprocal enforcement of judgment legislation exists between Canada and the United States, we and our insiders may have defenses available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. As such, there is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or such persons predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or such persons predicated upon the U.S. federal and state securities laws. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

We may be deemed to be a controlled foreign corporation or a passive foreign investment company under the Internal Revenue Code of 1986, as amended (the “Code”)

If more than 50% of the voting power of all of our classes of shares or total value of our shares is owned, directly or indirectly, by citizens or residents of the United States, U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (“U.S. Shareholders”), each of which owns 10% or more of the total combined voting power of all of our classes of shares (“10% U.S. Shareholders”), we could be treated as a “controlled foreign corporation,” as such term is defined under Subpart F of the Code. This classification would effect many complex results, including the required inclusion by such U.S. Shareholders in income of their pro rata shares of our “Subpart F income” (as specifically defined by the Code), if any, and the requirement that 10% U.S. Shareholders comply with certain additional U.S. tax reporting obligations. While we do believe that we are a controlled foreign corporation, we have not made a determination as to whether we are a controlled foreign corporation under the Code, and cannot give any assurance that we would not be determined to be a controlled foreign corporation under the Code now or in the future.

Even if we are not a controlled foreign corporation, we could be treated as a “passive foreign investment company” under the Code, depending upon the nature of our income and assets and those of our subsidiaries. Such a status would effect many complex results to our U.S. Shareholders, including those who own less than 10% of the total combined voting power of our outstanding shares. These results might include imposition of higher rates of tax on certain dividends and on gains from sale of our shares than would otherwise apply. While we do not believe that we are a passive foreign investment company nor ever have been, we have not made a determination as to whether we are or have ever been a passive foreign investment company and so cannot give any assurance in this regard, whether now or in the future.

Item 4. – Information on the Company

A.	History and development of the Company.

1.	The legal name of the Company is “Leading Brands, Inc.”

2.

The Company was incorporated under the Company Act (British Columbia) on February 4, 1986 under the name “2060 Investments Ltd.” On May 21, 1986, the Company changed its name to “Camfrey Resources Ltd.” On March 16, 1993, the Company changed its name to “Brio Industries Inc.,” and on October 25, 1999, the Company changed its name to Leading Brands, Inc.

3.

The Company is a corporation incorporated under the laws of the province of British Columbia, Canada, and is governed by the Business Corporations Act (British Columbia). The head office of the Company is located at:

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

5.

The Company expended $597,762 on the purchase of property, plant, and equipment in the fiscal year ended February 28, 2011 of which $529,542 was for bottling equipment and $68,220 was for office equipment, computers and software. The Company expended $349,068 on the purchase of property, plant and equipment in the year ended February 28, 2010 of which $337,990 was for bottling equipment and $11,078 was for computers and software. The Company expended $780,957 on the purchase of property, plant and equipment in the year ended February 28, 2009 of which $733,752 was for bottling equipment and $47,205 was for office equipment, computers, and software.

6.

Capital expenditures that are planned for the fiscal year ending February 28, 2012 are in Canada and will be funded with cash on hand or by the Company’s primary lender, or some combination of the two.

7.

There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

B.	Business overview.

1.

The Company and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management of beverage products. The Company has evolved into a fully integrated bottling and distribution operation with customers across Canada, the western United States, and Asia.

In the fiscal year ended February 28, 2011, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s beverage business in Canada, and Blue Beverage Company, Inc. was the principal sales subsidiary in the United States.

2.	Beverage Bottling, Distribution and Sales and Marketing

Bottling Plant. In the fiscal year ended February 28, 2011, the Company operated a 50,000 square foot bottling plant in Edmonton, Alberta. The Company bottles juices and new age beverages for a “co-pack customer” (as defined below) and the Company’s branded products. The Company’s plant is primarily a “hot fill” plant designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives.

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

Distribution. In addition to the bottling plant, the sales and distribution system has a regional warehouse distribution center located in Edmonton, Alberta. In addition, there are third party distribution centers in Greater Vancouver and Metro Toronto. The sales and distribution system distributes a variety of beverages to retail, wholesale and distribution outlets. As a market of approximately 30,000,000 people, covering more than 2,000,000 square miles, the Company believes that it is more cost effective for the Company to use a network of distributors to assist in the distribution of its products in Canada.

Sales and Marketing. The Company believes it differentiates itself in the marketplace with its customer service and product innovation. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers’ beverage inventory.

The Company has a sales and marketing team and outside broker network that covers most of Canada and the western United States. Through this distribution network, broker network, and the Company’s sales team, the Company maintains contact with its customers and provides the sales and merchandising services necessary to ensure proper presentation of the Company’s brands on store shelves and to assure appropriate ordering and pull-through of the Company’s products.

The sales and marketing team in Canada covers all aspects of the retail trade, including chain grocery and drug stores, mass merchandise centers, food service outlets and convenience stores.

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

Brand Licensing and Brand Development

The Company has increased its focus on the development of its own brands. Several of the Company’s branded products, including TrueBlue®, LiteBlue®, and PureBlue® , are packaged and managed by the Company. The Company’s licensed brands include Stewart’s® Fountain Classics.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 28, 2011, net export sales were less than 10% of the Company’s net revenues.

3.	Demand for the Company’s beverage products is somewhat seasonal, with the warmer months producing more demand than the cooler months.

4.

Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company’s co-pack customers. For the Company’s branded and private label products this risk remains with the Company.

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

Cardboard is widely available and, while pricing fluctuates from year to year, it is generally stable in the short term.

Juice concentrates are commodity priced and generally purchased under volume contracts. Pricing varies with availability and demand and is impacted by crop performance in the respective growing regions.

5.

The Company’s marketing and sales are handled by a combination of the Company’s sales force and outside brokers and agents. In markets outside of Canada, principally in the United States, the Company uses third-party contractors for market development and sales.

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

C.	Organizational structure.

Following is a list of the Company’s significant subsidiaries as at February 28, 2011:

Leading Brands of Canada, Inc. (“LBCI”):
-	incorporated provincially in Alberta, Canada;
-	100% owned by Leading Brands, Inc.;
-	is the Company’s principal operating subsidiary in Canada; and
-	also operates as North American Bottling (a division of LBCI).

Blue Beverage Company, Inc. (“BBCI”)
-	ncorporated in Nevada, USA;
-	100% owned by Leading Brands, Inc.; and
-	is the Company’s principal operating subsidiary in the United States.

LBI Brands, Inc.:
-	incorporated provincially in British Columbia, Canada;
-	100% owned by Leading Brands, Inc.; and
-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

D.	Property, plant and equipment.

Leading Brands owns and operates a 50,000 square foot bottling plant in Edmonton, Alberta. The plant contains two lines for a combined 144 oz. equivalent case capacity of approximately 10,000,000 cases per annum.

The Company leases a property occupying 61,872 square feet in Edmonton, Alberta which serves as a regional warehouse and distribution centre. The Company also utilizes third party distribution centres in Ontario, Quebec, British Columbia, and the states of Washington and California.

The Company’s head office is located at Suite 1800 – 1500 West Georgia Street, Vancouver BC. The space occupies 6,036 square feet and is leased until January 2013.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review and Prospects

A.	Operating results

Introduction

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands as well as production services for certain other customers.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for external customers, as requested. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

The major developments during the year ended February 28, 2011 included:

The Company improved its gross margin percentages from 34.4% in the fiscal year ended February 28, 2010 to 38.3% in the year ended February 28, 2011;

The Company saw a decline in its net income from $1,177,856 for the year-ended February 28, 2010 on $22.2 million in gross sales to $556 in the year-ended February 28, 2011 on $20 million gross sales, principally due to an increase in stock based compensation; and,

The Company improved its net income before stock based compensation to $1.7 million for the year ended February 28, 2011 as compared to $1.4 million in the prior fiscal year. This increase in profitability in the fiscal year just ended as compared to the prior fiscal year is primarily the net result a continued trend of higher gross margins year-over-year.

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2011	February 28, 2010
Manufactured Products	$18,468,208	$19,796,053	($ 1,327,845)
Purchased Products	$1,580,734	$2,376,620	($ 795,886)
Total Gross Revenue	$20,048,942	$22,172,673	($ 2,123,731)
Discounts, Allowances and Rebates	($ 1,139,911)	($ 1,646,440)	$506,529
Net Revenue	$18,909,031	$20,526,233	($ 1,617,202)

Gross sales for the year ended February 28, 2011 were $20,048,942 compared to $22,172,673 for the previous fiscal year, representing a decrease of 9.6% . This decrease of $2,123,731 in gross sales for the year ended February 28, 2011 was the result of the following:

decreased revenues from manufactured products of $1,327,845 largely due to the Company focusing its efforts on areas that are more profitable; and
decreased sales of products that the Company purchases for resale of $795,886 due to the termination of a distribution agreement and reduced sales volumes.

Discounts, rebates and slotting fees for the year ended February 28, 2011 decreased $506,529 compared to the prior fiscal year as a result of lower discounts for products that the Company manufactures in the amount of $407,082 and lower discounts for products that the Company purchases for resale of $99,447.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2011	February 28, 2010
Manufactured Products	$10,525,742	$11,584,468	($ 1,058,726)
Purchased Products	$1,148,206	$1,871,099	($ 722,893)
Total	$11,673,948	$13,455,567	($ 1,781,619)

Note: Amounts in prior fiscal year have been revised for comparative purposes as a result of the current year reclassification of certain SG&A expenses to Cost of Sales.

Cost of sales for the year ended February 28, 2011 was $11,673,948 compared to $13,455,567 for the previous fiscal year, representing a decrease of 13.2% . This decrease in cost of sales of $1,781,619 for the year ended February 28, 2011 was the result of the following:

decreased cost of sales from manufactured products of $1,058,726 largely due to the Company focusing its efforts on areas that are more profitable; and
lower cost of sales of products that the Company purchases for resale of $722,893 mostly due to the discontinuation of a distribution agreement and reduced sales volumes.

Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2011	February 28, 2010
Manufactured Products	$6,950,983	$6,813,020	$137,963
Purchased Products	$284,100	$257,646	$26,454
Total	$7,235,083	$7,070,666	$164,417
Margin percentage	38.3%	34.4%	3.9%

Note: Amounts in prior fiscal year have been revised for comparative purposes as a result of the current year reclassification of certain SG&A expenses to Cost of Sales.

Margin for the year ended February 28, 2011 was $7,235,083 compared to $7,070,666 for the previous fiscal year, representing an increase in margin as a percentage of net sales of 3.9% . The increase in margin of $164,417 for the year ended February 28, 2011 was the net result of the following:

increased margin from manufactured products of $137,963 largely due to the Company focusing its efforts on areas that are more profitable; and
increased margin from products that the Company purchases for resale of $26,454 mostly due to the termination of one distribution agreement and lower discounts, allowances and rebates.

Selling, General and Administrative Expenses

For the year ended February 28, 2011, selling, general and administrative expenses increased $1,645,181 from $4,217,008 in the year ended February 28, 2010 to $5,862,189 in the year ended February 28, 2011 as a result of:

increased stock-based compensation expense of $1,425,433;
increased selling and marketing costs of $100,954; and
increased administration costs of $118,794.

Other Expenses and Recovery

Interest on long-term debt was lower due to lower interest rates and lower average borrowing levels. Interest on current debt was lower due to a declining trend in debt balance and lower interest rates.

In the year ended February 28, 2011, the Company recorded a gain of $158,960 relating to the termination of a distribution agreement and a long-standing liability settlement. No such contract settlements occurred during the year-ended February 28, 2010.

In the year ended February 28, 2011, the Company recorded interest income from bank balances of $15,997 compared to $5,066 in the prior fiscal year.

The Company recorded a non-cash income tax expense of $680,879 in the year ended February 28, 2011 relating to Canadian operations, as compared to a $735,133 expense in the prior fiscal year. Future income tax assets in other operating entities are offset by a valuation allowance.

Fiscal Year Ended February 28, 2010

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2010	February 28, 2009
Manufactured Products	$19,796,053	$25,452,410	($ 5,656,357)
Purchased Products	$2,376,620	$7,045,502	($ 4,668,882)
Total Gross Revenue	$22,172,673	$32,497,912	($10,325,239)
Discounts, Allowances and Rebates	($ 1,646,440)	($ 4,302,262)	$2,655,822
Net Revenue	$20,526,233	$28,195,650	($ 7,669,417)

Gross sales for the year ended February 28, 2010 were $22,172,673 compared to $32,497,912 for the previous fiscal year, representing a decrease of 31.8% . The decrease of $10,325,239 in gross sales for the year ended February 28, 2010 was the result of the following:

decreased revenues from manufactured products of $5,656,357 largely due to the Company focusing its efforts on areas that are more profitable; and
decreased sales of products that the Company purchases for resale of $4,668,882 mostly due to the discontinuation of low margin food products.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2010	February 28, 2009
Manufactured Products	$11,584,468	$15,630,076	($ 4,045,608)
Purchased Products	$1,871,099	$5,808,880	($ 3,937,781)
Total	$13,455,567	$21,438,956	($ 7,983,389)

Cost of sales for the year ended February 28, 2010 was $13,455,567 compared to $21,438,956 for the previous fiscal year, representing a decrease of 37.2% . The decrease in cost of sales of $7,983,389 for the year ended February 28, 2010 was the result of the following:

decreased cost of sales from manufactured products of $4,045,608 largely due to the Company focusing its efforts on areas that are more profitable; and
lower cost of sales of products that the Company purchases for resale of $3,937,781 mostly due to the discontinuation of low margin food products.

During the year, the Company reclassified amounts from selling, general and administration to cost of sales. The comparatives were reclassified to conform with the current fiscal year’s presentation. As a result of the reclassification, cost of sales increased for the year ended February 28, 2010 by $2,137,817 (2009 - $2,367,268) from $11,317,750 (2009 - $19,071,688) to $13,455,567 (2009 - $21,438,956) while selling, general and administration decreased by the same amount from $6,354,825 (2009 - $9,892,150) to $4,217,008 (2009 - $7,524,881).

The effect on this reclassification on total margin percentage was a decrease for the year ended February 28, 2010 from 44.9% (2009 - 32.4%) to 34.4% (2009 – 24.0%) .

Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2010	February 28, 2009
Manufactured Products	$6,813,020	$6,007,384	$805,636
Purchased Products	$257,646	$749,310	($ 491,664)
Total	$7,070,666	$6,756,694	$313,972
Margin percentage	34.4%	24.0%	10.4%

Margin for the year ended February 28, 2010 was $7,070,666 compared to $6,756,694 for the previous fiscal year, representing an increase in margin as a percentage of net sales of 10.4% . The increase in margin of $313,972 for the year ended February 28, 2010 was the net result of the following:

increased margin from manufactured products of $805,636 largely due to the Company focusing its efforts on areas that are more profitable; offset by lower margin from products that the Company purchases for resale of $491,664 mostly due to the discontinuation of low margin food products.

Selling, General and Administration Expenses

For the year ended February 28, 2010, selling, general and administration expenses decreased $3,307,873 from $7,524,881 in the year ended February 28, 2009 to $4,217,008 in the fiscal year ended February 28, 2010 as a result of lower selling and marketing costs, lower administration costs, and lower operating costs than realized in the prior fiscal year period.

Other Expenses and Recovery

For the year ended February 28, 2010, amortization was lower than the prior fiscal year as a result of fewer capital additions in the bottling plant compared to the prior fiscal year.

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

In the year ended February 28, 2010, the Company recorded a loss on sale of assets of $8,515 that consisted of a loss on the sale of production equipment of $2,672, a loss on miscellaneous sales and office equipment of $1,618, and a loss on disposal of outdated computer equipment and software of $4,225. In the fiscal year ended February 28, 2009, the net gain on sale of assets of $250,880 consisted of a gain on the sale of the Company’s spring site to a company with a director in common with the Company in the amount of $304,210 that was partially offset by a loss on disposal of vehicles in the amount of $16,988, and a loss on the disposal of office and computer equipment of $36,342.

In the year ended February 28, 2010, the Company recorded interest income from bank balances of $5,066 compared to $33,545 in the prior fiscal year.

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company decided to write off its goodwill asset as its market capitalization at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to zero for the year ended February 28, 2009. Goodwill was reduced by $3,353,543 with a corresponding expense for impairment write down of goodwill.

The Company recorded a non-cash income tax expense of $735,133 in the year ended February 28, 2010 relating to Canadian operations, as compared to a $289,285 expense in the prior fiscal year. Future income tax assets in other operating entities are offset by a valuation allowance.

B.	Liquidity and Capital Resources

Fiscal Year Ended February 28, 2011

As of February 28, 2011, the Company had working capital of $1,863,773 compared to working capital of $1,425,293 at the prior fiscal year end. The Company held $1,870,600 in cash account balances at February 28, 2011 compared with $1,899,386 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 28, 2011, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 28, 2011	Fiscal Year ended February 28, 2010	Change
Operating activities	$ 3,292,062	$ 4,432,538	($ 1,140,476)
Investing activities	($ 597,762)	($ 338,549)	($ 259,213)
Financing activities	($ 2,723,133)	($ 2,894,706)	$ 171,573

For the year ended February 28, 2011, the cash generated from operating activities was primarily a result of the positive operating results, and, consistent with the prior fiscal year trend, reductions in inventory and accounts receivable as a result of lower sales volumes.

In the year ended February 28, 2011, greater cash was used for bottling equipment in the Edmonton plant as compared to the prior fiscal year.

Cash used for financing activities in the year ended February 28, 2011 decreased slightly in comparison to the prior fiscal year and was used for the purposes of long-term debt repayment and the repurchase of 344,026 shares.

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (the “Revolving Facility”), subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.75 per annum. At February 28, 2011, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $661,000. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales. The unused portion of the Revolving Facility is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes. The Company also has a term loan from the bank in the amount of $837,100 with an interest rate of the Canadian prime rate of its lender plus 1.25% per annum renewable in February 2012 (the “Term Loan”).

The Revolving Facility agreement contains four financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; (iii) a capital acquisition covenant; and (iv) a debt coverage covenant. The Company was in compliance with all covenants at February 28, 2011.

In the fiscal year ended February 28, 2011, the Company repaid capital loans totaling $481,364 and had $1,278,924 outstanding at February 28, 2011.

Other sources of financing are more fully described in Note 5 of the consolidated financial statements appearing in “Item 17” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2012.

Fiscal Year Ended February 28, 2010

As of February 28, 2010, the Company had working capital of $1,425,293 compared to working capital of $289,625 at the prior fiscal year end. During the fiscal year ended February 28, 2010, the operating line bank indebtedness was fully repaid compared to an outstanding balance of $1,512,915 for the year ended February 28, 2009. The Company held $1,899,386 in cash account balances at February 28, 2010 compared with $699,931 at February 28, 2009.

The Revolving Facility agreement in effect at February 28, 2010, contained three financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; and (iii) a capital acquisition covenant. The Company was in compliance with all covenants at February 28, 2010.

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

In the year ended February 28, 2010 less cash was used for bottling equipment in the Edmonton plant as compared to the prior fiscal year.

In the year ended February 28, 2010, more cash was used in financing activities due to the full repayment of the operating line bank indebtedness of over $1.5 million and the repurchase of 68,350 shares.

At February 28, 2010, the amount of availability under the Revolving Facility was $1,437,000. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales.

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

The Company has a large inventory of formulations for a wide variety of juices and new age beverages, as well as many U.S., Canadian and foreign trademarks.

D.        Trend Information.

Gross margins continue to increase in comparison to the prior fiscal year through a focus on reduced cost of sales and limiting discounts and rebates.

With lesser quantities of inventory on hand and a reduction in outstanding receivables in comparison to the prior fiscal year, credit available under the Revolving Facility has declined; however, as at fiscal year end, the Company had cash and available credit totaling approximately $2,532,000.

E.        Off-balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment as disclosed in Note 10 of the consolidated financial statements appearing in “Item 17” of this Annual Report. The payment obligations are as outlined in Note 10, and the amounts are expensed as operating expenses in the period the lease payments are made.

2.	The Company has no off balance sheet arrangements.

F.        Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of February 28, 2011:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	$837,100	$67,933	$144,727	$157,642	$466,798
Capital (Finance) Lease Obligations	$1,278,925	$419,680	$591,520	$267,725	-
Operating Lease Obligations (1)	$1,069,152	$648,356	$420,796	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (2)	$ 345,000	$104,000	$ 134,000	$ 54,000	$ 53,000
Total	$3,530,177	$1,239,969	$1,291,043	$479,367	$519,798

(1)

The Company is committed to operating leases for premises and equipment as disclosed in Note 10 of the consolidated financial statements appearing in “Item 17” of this Annual Report. The payment obligations are as outlined in Note 10, and the amounts are expensed as operating expenses in the period the lease payments are made.

(2)	Since the interest rate on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with Canadian

GAAP. Differences from U.S. GAAP are disclosed in Note 18 in the notes to the annual financial statements in “Item 17” of this Annual Report. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: accounts receivable; inventory; revenue recognition; stock-based compensation and income taxes.

Change in Reporting Currency

Effective for the year ended February 28, 2009, the Company changed its reporting currency from U.S. dollars to Canadian dollars. The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s transactions are denominated in Canadian dollars.

In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of other comprehensive income, which is included as part of shareholders’ equity. Results in the consolidated statements of loss and comprehensive loss of prior fiscal years were translated using the weighted average exchange rate in effect for the applicable periods, and the results of prior fiscal year consolidated balance sheets were translated using applicable period end exchange rate. The effect of the change in reporting currency substantially eliminated the translation currency adjustment created upon the conversion to a U.S. dollar reporting currency.

Goodwill

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company decided to write off its goodwill asset as its market capitalization at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to zero for the year ended February 28, 2009. Goodwill was reduced by $3,353,543 with a corresponding expense for impairment write down of goodwill.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require management judgment regarding the ability to collect the amounts due. Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $24,227 at February 28, 2011. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost, which approximates average cost of raw materials, direct labour and overhead and net realizable value. Errors in estimates in the standard cost calculations or obsolete inventory levels could result in adjustments to inventory values. At February 28, 2011, the inventory balance was presented net of a provision for obsolete inventory in the amount of $117,320. A 10% change in the estimates for provision of obsolete inventory would not result in a material change to the financial statements.

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

Stock-based Compensation

Under Canadian GAAP, the Company has adopted the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock-based payments.” Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Under U.S. GAAP, effective March 1, 2006, the Company adopted Accounting Standards Codification (“ASC”) 718 Share-Based Payment (“ASC 718”). ASC 718 requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Under ASC 815-40-15 Derivatives and Hedging, non-employee stock options granted during the year ended February 28, 2011 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria of that guidance. As a result, the Company was required to separately account for the stock options as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income. In Canada, non-employee options exercisable in a currency other than the functional currency of the Company do not meet the criteria for liability accounting.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the future income tax asset. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 12 of the consolidated financial statements appearing in “Item 17” of this Annual Report.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company, it could result in an impairment adjustment in future periods up to the carrying value of the future income tax balance of $2,807,730. A 10% change in revenue estimates without a corresponding reduction in overhead costs, gross margins or operating costs could materially change the valuation of the future income tax assets. The majority of the income tax asset commences expiration at February 28, 2026.

New Pronouncements

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (Topic 718). The objective of this update was to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update are applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment is calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment is presented separately. The adoption of the provisions of this amendment allowed for the Company not to separately account for employee stock options as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income which would have been material for the year ended February 28, 2011. Additionally, the cumulative effect of adopting this standard was determined to be insignificant.

The Company chose to adopt this standard early, which was permissible under the ASC. We adopted this new standard early because it allowed for what the Company believes to be a more accurate classification of employee share-based payments with an exercise price denominated in the currency of a market in which the underlying equity security trades as opposed to the Company’s functionally currency as equity rather than as a liability. As a result of adopting this standard early, there is no difference between Canadian GAAP and U.S. GAAP for all years presented.

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after March 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. Since the Company trades exclusively in the United States, the Company has decided to convert to U.S. GAAP as of the above transition date.

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

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

Darryl R. Eddy Vancouver, BC Canada	Mr. Eddy has been a director of Leading Brands, Inc. since July 2009. He is also President of Radale Inc., a private investment holding company and a managing director of Genpar Capital Inc.

Mr. Eddy is a recently retired partner of Pricewaterhouse Coopers LLP and a past Managing Director of PricewaterhouseCoopers Corporate Finance Inc.

Stephen K. Fane, FCA Vancouver, BC Canada	Mr. Fane has been a director of Leading Brands, Inc. since October 2007. He is also the CEO of Valcent Products Inc. and the President of New Century Holdings Ltd.

Mr. Fane was President and CEO of Hot House Growers Income Fund, a publicly traded income trust, from December 2003 to October 2006.

He is a former partner in a predecessor firm to PricewaterhouseCoopers.

A graduate of the University of British Columbia, he became a Chartered Accountant in 1972 and was elected a Fellow of the Institute of Chartered Accountants in 1997.

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

Mr. McRae is a director and the Chairman and CEO of McRae Management Ltd., a waste management and water company based in Surrey, British Columbia.

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

He is a member of the Bar of British Columbia and holds a Bachelor of Commerce (1980) and LLB (1981) from the University of British Columbia.

Mr. McRae is also a member of the Board of the Canadian Coast Guard Auxiliary – Pacific Region.

Sinan ALZubaidi Edmonton, AB Canada

Mr. ALZubaidi is the Vice-President of Bottling Operations for Leading Brands of Canada, Inc.

Prior to joining Leading Brands in 1998, Mr. ALZubaidi worked for Sweet Ripe Drinks (Ontario & Nova Scotia) for 7.5 years as a Director of Operations. Prior to this he worked for 12 years as a senior Statistician for the federal government of UAE.

Mr. ALZubaidi has a BA degree in Statistics and post graduate courses in the same field.

Dave Read Edmonton, AB Canada

Mr. Read is the Executive Vice-President of Leading Brands of Canada, Inc.

Prior to joining Leading Brands in 1999, Mr. Read owned and operated (with a partner) distribution and food production companies. Those companies were sold to the Company in 1999.

Dallyn Willis Vancouver, BC Canada

Mr. Willis is the Vice-President of Finance and Administration for Leading Brands of Canada, Inc.

Prior to joining Leading Brands in March 2011, Mr. Willis worked in the audit and advisory practices of PricewaterhouseCoopers. He is a member of the Institute of Chartered Accountants of British Columbia.

There are no arrangements or understandings pursuant to which any of the above was selected as a director or executive officer. There are no family relationships between any of the persons named above.

B.        Compensation.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company’s strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company’s philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company’s long-term success. The Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management’s interests with those of the shareholders of the Company in the sustained growth of shareholder value.

The Company relies on the independent members of the Board for determining executive compensation. The Board may from time to time retain independent consultants to advise on compensation matters.

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

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise, and job responsibilities. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company’s business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Depending on the Company’s financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company’s common shares. Long-term incentives may be granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled “Option-Based Awards.”

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers, consultants and employees as an incentive. These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the longer-term operating performance of the Company.

In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Summary Compensation Table

The following tables set forth all remuneration paid by the Company and its subsidiaries during the three most recently completed fiscal years to its Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than $150,000 for the fiscal year (collectively, the “Named Executive Officers” or “NEOs”).

These tables are presented in accordance with National Instrument Form 51-102F6 (Canada).

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share- based awards ($)	Option- Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans	Long- Term Incentive Plans
Ralph McRae Chairman, President and CEO	2011 2010 2009	nil nil nil	nil nil nil	556,603 nil 55,113	nil nil nil	nil nil nil	528,000(2) 84,000(3) 479,600 84,000 510,400 84,000	1,168,603 563,600 649,513
Donna Louis(4) CFO	2011 2010 2009	122,930(5) 149,077 177,734	nil nil nil	113,592(6) nil 27,556	nil nil nil	nil nil nil	nil nil nil	236,522 149,077 205,290
Robert Pelwecki(7) V.P. of Finance & Administration	2011	24,494(8)	nil	nil	nil	nil	nil	24,494
Dave Read Executive Vice President	2011 2010 2009	nil nil nil	nil nil nil	227,185 nil nil	nil nil nil	nil nil nil	239,118(9) 192,218 199,616	466,303 192,218 199,616
Sinan ALZubaidi Vice President of Bottling Operations	2011 2010 2009	198,675(10) 182,181 (10) 159,200	nil nil nil	113,592 nil 47,651	nil nil nil	nil nil nil	nil nil nil	312,267 182,181 206,851

(1)

The value of option awards reflects the grant date fair value of option based awards in the years ending February 28, 2009, 2010 and 2011. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the grant.

(2)	McRae Ventures, Inc., a company with a director in common with the Company, received $528,000 for consulting services provided by Mr. McRae.

(3)	BBI Holdings Inc., a company with a director in common with the Company, receives $7,000 per month for consulting services provided by a member of the Board of BBI Holdings Inc.

(4)	Ms. Louis was the CFO of the Company until November 12, 2010.

(5)	This amount represents amounts paid for a 9.4 month period during the fiscal year ended February 28, 2011.

(6)	The full value of vested options was cancelled, and the full value of unvested options was forfeited in the current year.

(7)	Mr. Pelwecki was the VP of Finance & Administration of the Company from October 20, 2010 to January 20, 2011.

(8)	This amount represents amounts paid for a 3 month period during the fiscal year ended February 28, 2011.

(9)	VE Services Ltd., a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.

(10)	Includes cash bonus.

The Company does not have formal employment or consulting agreements. Some executives are paid as employees of the Company and others are paid as consultants, who invoice the Company for their services.

Outstanding Option-Based Awards for Named Executive Officers

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (USD$ )	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (USD$ )
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	7,000 220,500
Dave Read	20,000 100,000	7.10 2.45	January 10, 2018 June 1, 2020	nil 90,000
Sinan ALZubaidi	4,833 1,367 5,000 7,000 50,000	4.05 5.35 6.20 3.00 2.45	February 9, 2015 January 11, 2016 April 4, 2018 June 26, 2018 June 1, 2020	nil nil nil 2,450 45,000

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$3.35, and the exercise or base price of the option.

The terms of the Company’s stock options are discussed under the “Option-Based Awards” section above.

No stock options were exercised by the Named Executive Officers during the most recently completed fiscal year, nor did the Company reprice any stock options during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) (USD$)
Ralph McRae	nil
Donna Louis	nil
Dave Read	nil
Sinan ALZubaidi	8,329

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company’s fiscal year ended February 28, 2011, no stock options were exercised.

Further details regarding stock options may be found in the sections above titled “Option-Based Awards” and “Outstanding Option-Based Awards for Named Executive Officers” and below titled “Outstanding Option-Based Awards for Directors.”

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

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company’s most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensa- tion ($)	All Other Compensa- tion ($)	Total ($)
James Corbett	10,500	nil	113,592	nil	nil	123,092
Darryl Eddy	12,500	nil	113,592	nil	nil	126,092
Stephen Fane	13,500	nil	113,592	nil	nil	127,092
Thomas Gaglardi	9,000	nil	113,592	nil	nil	122,592

(1)

The value of option awards reflects the grant date fair value of option based awards in the year ended February 28, 2011. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the grant.

Outstanding Option-Based Awards for Directors

Options for the purchase of common shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in “Option-Based Awards.”

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the Directors. The Company has not granted any share-based awards.

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (USD$)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) (USD$)
James Corbett	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	7,000 nil 45,000
Darryl Eddy	20,000 10,000 50,000	5.20 3.50 2.45	July 15, 2014 Sept. 28, 2019 June 1, 2020	nil nil 45,000
Stephen Fane	10,000 20,000 10,000 50,000	15.75 3.00 3.50 2.45	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020	nil 7,000 nil 45,000
Thomas Gaglardi	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	7,000 nil 45,000

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$3.35, and the exercise price of the option.

No stock options were exercised by the Directors during the most recently completed fiscal year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) (USD$)
James Corbett	8,477
Darryl Eddy	8,250
Stephen Fane	8,477
Thomas Gaglardi	8,477

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company’s fiscal year ended February 28, 2011, no stock options were exercised.

Further details regarding stock options may be found in the sections above titled “Option-Based Awards” and “Outstanding Option-Based Awards for Named Executive Officers” and “Outstanding Option-Based Awards for Directors.”

C.        Board Practices.

1.

The Company’s Board of Directors has been set at five directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election subject to Board approval.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Director Since

Ralph D. McRae	I	July 2010 to July 2013	March 1996
Darryl R. Eddy	I	July 2010 to July 2013	July 2009
James Corbett	II	June 2008 to June 2011	June 2008
Stephen K. Fane	III	June 2009 to June 2012	October 2007
R. Thomas Gaglardi	III	June 2009 to June 2012	October 1998

Three of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company. R. Thomas Gaglardi is not independent as he has beneficial ownership of more than 10% of the common shares of the Company.

2.	There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

3.	Audit Committee

The members of the Company’s Audit Committee are:

James Corbett
Darryl Eddy
Stephen Fane

All members of the audit committee are independent directors, are financially literate, and are considered “financial experts” as defined by the SEC. For details on their professional careers, see “Item 6.-A. Directors and senior management”.

The audit committee has a written charter which specifies the scope of its authority and responsibility. A copy of the Audit Committee Charter was previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed on May 30, 2008, and is incorporated by reference. The audit committee reviews and re-assesses the adequacy of its written charter on an annual basis. The function of the audit committee is one of review and oversight. The committee also is responsible for monitoring the independence, qualifications and performance of the Company’s external auditors, overseeing the audits of the Company’s financial statements and approving any non-audit services. The committee reports to the Board of Directors from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board of Directors to make an informed decision.

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

Compensation of Directors and the CEO

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company.

Reference is made to the Executive Compensation section above for further information.

As of May 18, 2011 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Dallyn Willis	V.P. Finance and Administration

D.        Employees.

Following are the number of employees of the Company for the past three fiscal years as at the end of each fiscal year:

	February 28, 2011	February 28, 2010	February 28, 2009
Canada	90	87	88
United States	0	0	0

E.        Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of May 18, 2011, the Company had 969,000 issued and outstanding options, with a weighted average exercise price of US$3.07.

Of the total stock options granted, 810,509 have vested and are available for exercise as at May 18, 2011.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6” above, as at May 18, 2011.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price (USD$)	Expiration Date

Ralph McRae	174,516	20,000	June 26, 2008	$3.00	June 26, 2018
	(4.9%)	245,000	June 1, 2010	$2.45	June 1, 2020
James Corbett	<1%	20,000	June 26, 2008	$3.00	June 26, 2018
		10,000	Sept. 28, 2009	$3.50	Sept. 28, 2019
		50,000	June 1, 2010	$2.45	June 1, 2020

Darryl R. Eddy	118,101	20,000	July 15, 2004	$5.20	July 15, 2014
	(3.3%)	10,000	Sept. 28, 2009	$3.50	Sept. 28, 2019
		50,000	June 1, 2010	$2.45	June 1, 2020

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price (USD$)	Expiration Date
Stephen K. Fane	<1%	10,000	October 4, 2007	$15.75	October 4, 2017
		20,000	June 26, 2008	$3.00	June 26, 2018
		10,000	Sept. 28, 2009	$3.50	Sept. 28, 2019
		50,000	June 1, 2010	$2.45	June 1, 2020
R. Thomas Gaglardi	419,125(2)	20,000	June 26, 2008	$3.00	June 26, 2018
	(11.7%)	10,000	Sept. 28, 2009	$3.50	Sept. 28, 2019
		50,000	June 1, 2010	$2.45	June 1, 2020
Dave Read	< 1%	20,000	Jan. 10, 2008	$7.10	Jan. 10, 2018
		100,000	June 1, 2010	$2.45	June 1, 2020
Sinan ALZubaidi	< 1%	4,833	Feb. 9, 2005	$4.05	Feb. 9, 2015
		1,367	Jan. 11, 2006	$5.35	Jan. 11, 2016
		5,000	Apr. 4, 2008	$6.20	Apr. 4, 2018
		7,000	June 26, 2008	$3.00	June 26, 2018
		50,000	June 1, 2010	$2.45	June 1, 2020
Dallyn Willis	0%	nil	n/a	n/a	n/a

(1)

The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the direct knowledge of the management of the Company and has been furnished by the respective director or officer.

(2)	404,125 of these shares are held by Northland Properties Corporation, a company affiliated with Mr. Gaglardi.

Further information regarding stock options with respect to the directors and officers may be found in the sections above, titled “Outstanding Option-Based Awards for Named Executive Officers” and “Outstanding Awards for Directors.”

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.        Major shareholders.

As at May 18, 2011, the Company had 3,579,249 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 18, 2011:

(a)

Name of shareholder	Number of shares	Percentage of outstanding shares
R Thomas Gaglardi (1)	419,125	11.7%
Northland Properties Corporation (1)	404,125	11.3%

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi’s shares are held by Northland Properties Corporation.

(b)	There has been no significant change in the percentage ownership held by any major shareholders during the past three years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 263 members showed that as of May 18, 2011, 2,402,543 of the Company’s common shares, or 67%, were held by 223 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

3.	To the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, any foreign government, or by any other natural or legal persons.

4.

To the Company’s knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in “street form.”

B.	Related party transactions.

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 25, 2011 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as discussed in the compensation section and as follows:

	a)	Companies with a director in common with the Company supplied hotel and restaurant services in the amount of $4,070.

	b)	A company with a director and officer in common with the Company supplied sales and marketing services in the amount of $74,200.

The Company believes that the services described above were provided to the Company on a basis not less favorable than would be provided to an unrelated third party.

2.	There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

C.	Interest of experts and counsel.

This Item is not applicable for an Annual Report.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information.

The following financial statements for the year ended February 28, 2011 are included in this report:

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

A-8.

Dividend Distributions

The Company intends to consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.        Significant Changes.

There have been no significant changes since the date of the annual financial statements.

Item 9. – The Offer and Listing.

A.        Offer and listing details.

Following is information regarding the price history of the Company’s common shares on the NASDAQ Capital Market, in U.S. dollars. These amounts have been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.

(a)	For the five most recent full fiscal years:

Period	High $	Low $
March 1, 2010 to Feb. 28, 2011	4.10	1.25
March 1, 2009 to Feb. 28, 2010	4.25	0.28
March 1, 2008 to Feb. 28, 2009	7.35	0.25
March 1, 2007 to Feb. 29, 2008	23.35	5.95
March 1, 2006 to Feb. 28, 2007	35.45	7.25

(b)	For each full financial quarter of the two most recent full fiscal years:

Period	High $	Low $
4th Quarter Dec. 1, 2010 – Feb. 28, 2011	4.10	1.95
3rd Quarter Sept. 1, 2010 – Nov. 30, 2010	2.80	1.86
2nd Quarter June 1, 2010 – Aug. 31, 2010	2.68	2.11
1st Quarter Mar. 1, 2010 – May 31, 2010	3.49	1.25
4th Quarter Dec. 1, 2009 – Feb. 28, 2010	2.90	1.35
3rd Quarter Sept. 1, 2009 – Nov. 30, 2009	4.25	1.70
2nd Quarter June 1, 2009 – Aug. 31, 2009	3.35	0.90
1st Quarter Mar. 1, 2009 – May 31, 2009	1.50	0.30

(c)	for the most recent six months:

Period	High $	Low $
April 1 - 30, 2011	3.33	2.04
March 1 – 31, 2011	3.75	3.06
February 1 – 28, 2011	4.10	2.85
January 1 – 31, 2011	4.06	2.56
December 1 – 31, 2010	2.70	1.95
November 1 – 30, 2010	2.80	2.22

C.	Markets.

The Company’s common shares have been quoted on the NASDAQ Capital Market (formerly called the NASDAQ Small-cap Market) since August 3, 1993. The ticker symbol is LBIX.

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

All other information required by this “Item 10.B” was previously reported to the SEC in the Company’s registration statement on Form F-3, filed on September 24, 2007, and is incorporated by reference.

C.	Material contracts.

There are no additional material contracts.

D.	Exchange controls.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to U.S. residents, however, may be subject to withholding tax.

E.	Taxation.

A brief and general description is included below of certain taxes, including withholding taxes, to which U.S. security holders may be subject under the existing tax laws and regulations of Canada. The consequences, if any, of provincial taxes are not considered.

Please note that the following information is a brief summary only and security holders should seek the advice of their own tax advisors with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any U.S. federal, state or local taxes.

Taxation on Dividends

Generally, cash dividends paid or deemed to be paid by a Canadian-corporation to non- resident shareholders are subject to a withholding tax of 25% (unless an income tax convention applies to reduce the withholding tax rate to some other amount). Dividends paid to U.S. residents are subject to a withholding tax of 15%, and dividends paid to a U. S. resident company which owns 10% or more of the voting shares of the Canadian corporation are subject to a withholding tax of 5%. Dividends paid by a Canadian corporation to shareholders residing in Canada are not subject to withholding tax.

Taxation on Capital Gains

Generally, the disposition by a non-resident of shares of a Canadian public corporation is not subject to Canadian income tax, unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident purchaser if the non-resident purchaser used the shares in carrying on a business in Canada, or if the non-resident, together with persons with whom he does not deal at arm’s length, owned 25% or more of the issued shares of any class of the capital stock of the Canadian corporation at any time during the five-year period immediately preceding the disposition.

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

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The Company’s primary market risk exposure is risk related to interest rates from changes in the Canadian prime rate of its lenders under its Term Loan and Revolving Facility

The table below shows the long-term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE

LONG TERM DEBT	Lease	Lease	Lease

Interest Rate	6.53%	6.575%	6.125%
Principal at February 28, 2011	$150,912	$647,928	$480,085

Principal payments by year:
2012	150,912	141,908	126,860
2013	-	151,526	134,852
2014	-	161,795	143,347
2015	-	192,699	75,026
2016	-	-	-
2017 and thereafter	-	-	-
TOTAL	$150,912	$647,928	$480,085

The fair value of this debt decreases as market interest rates increase. The fair value of this debt approximates book value as at February 28, 2011.

VARIABLE INTEREST RATE

DEBT	Revolving Facility	Term Loan

Interest Rate	prime + 1.75% to 2.25%	prime + 1.25%

Principal at February 28, 2011	$nil	$837,100

Principal payments by year:
2012		67,933
2013		70,783
2014		73,944
2015		77,149
2016		80,493
2017 and thereafter		466,798
TOTAL	$nil	$ 837,100

The fair value of this debt is equal to the book amount. Future cash flows will be adversely impacted by significant interest rate increases.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable for an Annual Report, except for “Item 12.D.3”. and “Item 12.D.4.” The Company does not have securities represented by American Depositary Receipts.

P A R T  II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.

On June 30, 2010, the Company’s shareholders approved an amended and restated shareholder rights plan agreement. A copy of this agreement was filed with the SEC on a Form 6-K on July 2, 2010 and is incorporated by reference. The Company has had a shareholders rights plan in place since 1991.

On February 1, 2010, a 5:1 consolidation of the Company’s common shares, also known as a reverse stock split, became effective. Fractional shares were rounded to the nearest whole number. In connection with the share consolidation, the Company increased its authorized number of common shares to 500,000,000 common shares.

The documents relating to the share consolidation were filed with the SEC on a Form 6-K on February 3, 2010 and are incorporated by reference.

B.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2011.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. – Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of February 28, 2011, the Company’s Chief Executive Officer and V.P. Finance & Administration (acting as the Company’s Principal Financial Officer) have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is:

recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms regarding required disclosure; and

accumulated and communicated to the Company’s management, including the Chief Executive Officer and V.P. Finance & Administration, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As part of its evaluation of the effectiveness of its internal control over financial reporting as required by paragraph (c) of Rules13a-15 or 5d-15 of the Exchange Act, the Company utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework. The Company annually reviews the final documentation to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 28, 2011. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is effective as of the fiscal year ended February 28, 2011.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended February 28, 2011 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. – [Reserved]

Item 16A. – Audit Committee Financial Expert.

The Company’s Board of Directors has determined that all three members of its Audit Committee; James Corbett, Darryl Eddy and Stephen Fane, satisfy the requirements of “audit committee financial expert.” All members of the Audit Committee are independent directors. For details on their professional careers, and for further information regarding the Company’s

Audit Committee, see “Item 6.A” and “Item 6.C” above.

Item 16B. – Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Company’s directors, officers and employees. A copy of this Code of Ethics was filed with the SEC on June 1, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at Suite 1800 – 1500 W. Georgia Street, Vancouver BC Canada V6G 2Z6, or electronically to “info@Lbix.com.”

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2011 and 2010 totaled $130,154 and $112,385 respectively.

b)	Audit-Related Fees – Audit-related fees billed for the fiscal years ended February 28, 2011 and 2010 totaled $nil and $nil, respectively.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 28, 2011 and 2010 totaled $18,000 and $22,635 respectively for tax compliance, advice and planning.

d)	All Other Fees – Other fees billed for the fiscal years ended February 28, 2011 and 2010 totaled $nil and $nil, respectively.

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

None.

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In the fiscal years ended February 28, 2011 and February 28, 2010, the Company’s Board of Directors authorized a share repurchase program for the repurchase of up to US$1,500,000 of the Company’s outstanding common shares. A total of 349,626 common shares were purchased during the fiscal year ended February 28, 2011 for a total cost of US$1,024,259. All shares repurchased in the fiscal year, with the exception of 5,600 shares purchased at year-end, have been returned to treasury.

The following table provides details of the Company’s share repurchases during the fiscal year ended February 28, 2011.

Period	Total Number of Shares Purchased	Average Price Paid per Share (CAD)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Program
Month #1 March 1 – 31, 2010	nil	n/a	nil	-
Month #2 April 1 – 30, 2010	nil	n/a	nil	-
Month #3 May 1 – 31, 2010	nil	n/a	nil	-
Month #4 June 1 – 30, 2010	6,100	$ 2.61	6,100	-
Month #5 July 1 – 31, 2010	8,589	$ 2.43	8,589	-
Month #6 August 1 – 31, 2010	nil	n/a	nil	-
Month #7 Sept. 1 – 30, 2010	nil	n/a	nil	-
Month #8 Oct. 1 – 31, 2010	50,500	$ 2.10	50,500	-
Month #9 Nov. 1 – 30, 2010	91,700	$ 2.55	91,700	-
Month #10 Dec. 1 – 31, 2010	20,800	$ 2.45	20,800	-
Month #11 January 1 – 31, 2011	53,750	$ 3.63	53,750	-
Month #12 February 1 – 28, 2011	118,187	$ 3.40	118,187	-
Total	349,626	$ 2.93	349,626	US$ 311,858

(a)	The share repurchase program was originally announced in a news release on September 9, 2009, followed by additional news releases on November 19, 2010 and February 15, 2011.

(b)

The total dollar amount approved for the share repurchase program in the years ended February 28, 2010 and February 28, 2011 was US$1,500,000. Subsequent to the year-end, the Company’s Board of Directors authorized an additional US$1,000,000 for the share repurchase program.

(c)	The share repurchase plan does not have an expiry date.

Item 16F. – Change in Registrant’s Certifying Accountant

None.

Item 16G. – Corporate Governance

The NASDAQ Rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance requirements, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The Company has chosen to comply with the NASDAQ corporate governance rules as though it was a U.S. company, except for Rule 5635(c), requiring shareholder approval of equity compensation arrangements. In May 2010, the Company notified NASDAQ that it has elected to follow British Columbia practice, which does not require such approvals.

P A R T  III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the years ended February 28, 2011, February 28, 2010 and February 29, 2009 are attached to this report.

Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2011 and 2010
(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the accompanying consolidated financial statements of Leading Brands, Inc. which comprise the consolidated balance sheets as at February 28, 2011 and 2010 and the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 28, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Leading Brands, Inc. as at February 28, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2011, in accordance with Canadian Generally Accepted Accounting Principles.

/s/ BDO CANADA LLP

Chartered Accountants

Vancouver, Canada
May 17, 2011

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at February 28	2011	2010

Assets
Current
Cash	$1,870,600	$1,899,386
Accounts receivable (Note 15(a))	730,884	1,130,989
Inventory (Note 2)	1,161,848	1,788,727
Prepaid expenses and deposits (Note 4)	177,915	129,979
	3,941,247	4,949,081
Property, plant and equipment (Note 3)	9,108,285	9,216,196
Intangible assets (Note 1)	108,960	108,960
Future income taxes (Note 12)	2,807,730	3,488,609
Total Assets	$15,966,222	$17,762,846

Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	$1,589,861	$2,204,264
Current portion of long-term debt (Note 5)	487,613	1,319,524
	2,077,474	3,523,788
Long-term debt (Note 5)	1,628,412	2,596,069
Lease Inducement (Note 6)	50,051	75,611
	3,755,937	6,195,468
Shareholders’ Equity
Share Capital
Authorized (Note 7(a)) 500,000,000 common shares without par value 20,000,000 preferred shares without par value Issued 3,579,249 common shares (2010 – 3,923,275)	40,607,350	44,508,673
Treasury stock	(19,536)	-
Contributed surplus	12,821,109	8,257,899
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Deficit	(41,776,554)	(41,777,110)
	12,210,285	11,567,378
Total Liabilities and Shareholders’ Equity	$15,966,222	$17,762,846

Approved on behalf of the Board:

/s/Ralph McRae	Director

/s/Darryl Eddy	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

Year Ended February 28	2011	2010	2009

Gross Sales	$20,048,942	$22,172,673	$32,497,912

Less: Discounts, rebates and slotting fees	(1,139,911)	(1,646,440)	(4,302,262)

Net Sales	18,909,031	20,526,233	28,195,650

Expenses (income)
Cost of sales	11,673,948	13,455,567	21,438,956
Selling, general and administrative	5,862,189	4,217,008	7,524,881
Amortization of property, plant and equipment and other	701,389	728,993	767,798
Interest on long-term debt	166,450	221,795	327,148
Interest on current debt	958	7,762	137,421
Loss (gain) on contract settlement (Note 9)	(158,960)	-	308,280
Foreign exchange gain	(6,619)	(21,330)	-
Interest income	(15,997)	(5,066)	(33,545)
Write down of goodwill (Note 1)	-	-	3,353,543
Loss (gain) on disposal of assets	4,238	8,515	(250,880)

	18,227,596	18,613,244	33,573,603

Income (loss) before income tax	681,435	1,912,989	(5,377,953)

Income tax (Note 12)	680,879	735,133	289,285

Net income (loss) for the year	556	1,177,856	(5,667,238)

Foreign exchange translation adjustment	-	-	(15,359)

Comprehensive income (loss)	$556	$1,177,856	$(5,682,597)

Earnings (loss) per share
Basic and diluted	$0.00	$0.30	$(1.42)

Weighted average common shares outstanding
Basic and diluted (Note 7(h))	3,853,866	3,980,202	3,991,625

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

Year Ended February 28	2011	2010	2009

Cash provided by (used in)

Operating activities
Net income (loss) for the year	$556	$1,177,856	$(5,667,238)
Items not involving cash
Amortization of property, plant and equipment and other	701,389	728,993	767,798
Amortization of leasehold inducement (Note 6)	(25,560)	(25,560)	(13,845)
Loss (gain) on disposal of assets	4,238	8,515	(250,880)
Non-cash component of gain on contract settlement	(108,960)	-	-
Impairment write down goodwill (Note 1)	-	-	3,353,543
Stock based compensation (Note 8)	1,674,875	249,442	306,773
Future income taxes (Note 12)	680,879	735,133	287,887
Changes in non-cash operating working capital items (Note 13)	364,645	1,558,159	1,008,044

	3,292,062	4,432,538	(207,918)
Investing activities
Purchase of property, plant and equipment	(597,762)	(349,068)	(780,957)
Proceeds on disposal of assets	-	10,519	484,263

	(597,762)	(338,549)	(296,694)
Financing activities
Decrease in bank indebtedness	-	(1,512,915)	(571,799)
Repurchase of common shares	(1,032,525)	(187,417)	-
Proceeds from issuance of long-term debt	-	-	72,478
Repayment of long-term debt	(1,690,608)	(1,194,374)	(1,161,172)

	(2,723,133)	(2,894,706)	(1,660,493)

Decrease (increase) in cash and cash equivalents	(28,833)	1,199,283	(2,165,105)

Effect of exchange rates on cash	47	172	(21,773)

Cash and cash equivalents, beginning of year	1,899,386	699,931	2,886,809

Cash and cash equivalents, end of year	$1,870,600	$1,899,386	$699,931

Supplementary disclosure of cash flow Information

Cash paid during the year
Income tax payments, net	$-	$-	$1,398
Interest received	15,997	5,066	33,868
Interest paid	169,783	233,668	474,441

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

For the years ended February 28, 2011, 2010 & 2009

	Shares	Amount

Common Stock

Balance at March 1, 2008 and February 28, 2009	3,991,625	$45,283,762
Shares repurchased (Note 7 (b))	(68,350)	(775,089)
Balance at February 28, 2010	3,923,275	44,508,673
Shares repurchased (Note 7 (b))	(344,026)	(3,901,323)

Balance at February 28, 2011	3,579,249	$40,607,350

Treasury Stock
Balance at March 1, 2008, February 28, 2009 and 2010		$-
Shares repurchased (Note 7(b))		19,536
Balance at February 28, 2011		$19,536

Contributed Surplus
Balance at March 1, 2008		$7,114,012
Stock based compensation on issued stock options (Note 8)		306,773
Balance at February 28, 2009		7,420,785
Shares repurchased (Note 7 (b))		587,672
Stock based compensation on issued stock options (Note 8)		249,442
Balance at February 28, 2010		8,257,899
Shares repurchased (Note 7 (b))		2,888,335
Stock based compensation on issued stock options (Note 8)		1,674,875

Balance at February 28, 2011		$12,821,109

Deficit
Balance at March 1, 2008		$(37,287,728)
Net loss		(5,667,238)
Balance at February 28, 2009		(42,954,966)
Net income		1,177,856
Balance at February 28, 2010		(41,777,110)
Net income		556

Balance at February 28, 2011		$(41,776,554)

Accumulated other comprehensive income
Balance at March 1, 2008		$593,275
Foreign exchange translation adjustment		(15,359)
Balance at February 28, 2009		577,916
Foreign exchange translation adjustment		-

Balance at February 28, 2010 and 2011		$577,916

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

1.	Summary of Significant Accounting Principles

Nature of Business	Leading Brands Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 18.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a strategic plan that outlined the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after March 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. Since the Company shares trade exclusively in the US, the Company has decided to convert to US GAAP as of March 1, 2011.

Consolidation	These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Comparative Figures

Certain amounts reported in prior years have been reclassified to conform to current period presentation. These reclassifications did not affect consolidated net income, shareholders’ equity, cash flows, assets, or liabilities for the years presented.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make estimates and assumptions in determining carrying value include accounts receivable, inventory, property, plant and equipment, future income taxes, intangible assets, and stock-based compensation.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

Stock-Based Compensation

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (see Note 8). Compensation costs for employees is generally amortized using the straight-line method over the period from the grant date to the date the options vest. Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period. Compensation for non-employees is re- measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Foreign-currency denominated transactions are translated, under the current rate method in accordance with CICA Handbook Section 1651 “Foreign Currency Translation” and the FASB issued authoritative guidance regarding foreign currency translation, at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All such exchange gains and losses are included in the determination of income.

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

Property, plant and equipment	Property, plant and equipment are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	7% - 20%
Buildings	5%
Automotive equipment	20%
Land improvements	8%
Furniture, fixtures, computer hardware and software	20%

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

Property, plant and equipment - continued	Leasehold improvements are amortized over the lesser of their expected life or the lease term.

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

Incentives offered to customers including rebates, cash discounts, and volume discounts are recorded as a reduction of net sales when sales are recognized. Slotting fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers.

Goodwill and Intangible Assets

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company wrote off its goodwill asset as its market capitalization as at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to nil for the year ended February 28, 2009.

Trademarks, rights and other intangible assets acquired which are expected to provide future benefits are recorded at cost and amortized over their estimated useful lives. Other intangible assets that are determined to have indefinite lives are tested for impairment when a change in circumstances occurs that may indicate its carrying amount might not be recoverable.

Income Tax

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction when these differences are expected to be realized. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance (Note 12).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

Leases

Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risks of ownership to the lessee. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of the lease payment is charged to expense.

Comprehensive Income

Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

Financial Instruments

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for- sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method. As at February 28, 2011, the Company has classified its accounts receivable as loans and receivables and its accounts payable and accrued liabilities and long term debt as other financial liabilities. The fair value of these financial instruments approximates their carrying value.

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise. As at February 28, 2011, the Company has classified its cash as held-for- trading. The fair value of these financial instruments approximates their carrying value.

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

The Company has chosen to include transaction costs in the carrying value of financial liabilities that have been designated as other than held for trading in accordance with S3855.57(a) .

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

2.	Inventory

	2011	2010
Finished goods	$524,967	$1,142,473
Raw materials	636,881	646,254
	$1,161,848	$1,788,727

The ending balance above includes a total inventory obsolescence provision of $117,320 as at February 28, 2011 (2010 - $118,652).

3.	Property, Plant and Equipment

			2011	2010

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$14,480,584	$7,156,979	$7,323,605	$7,324,779
Buildings	1,931,944	1,123,131	808,813	851,382
Automotive equipment	39,476	36,937	2,539	3,895
Land	433,613	-	433,613	433,613
Land improvements	1,861	1,111	750	815
Leasehold improvements	229,482	155,641	73,841	92,300
Furniture and fixtures	601,544	535,996	65,548	82,328
Computer hardware and software	2,628,763	2,229,187	399,576	427,084

	$20,347,267	$11,238,982	$9,108,285	$9,216,196

Property, plant and equipment includes equipment acquired under capital leases with an initial cost of $2,687,820 (2010 – $2,687,820). Accumulated amortization of assets acquired under capital leases is $623,410 (2010 – $468,025).

4.	Prepaid Expenses and Deposits

	2011	2010

Slotting fees	$22,470	$3,167
Insurance premiums	73,563	56,531
Rental deposits and other	81,882	70,281

	$177,915	$129,979

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

5.        Long-term Debt

		2011	2010

a)	Bank loan, principal and interest repayable at $8,408 per month including interest at a rate of bank prime plus 1.25%, renewable on February 1, 2012. Portions of this loan amortize until June 2019 and April 2021.	$837,100	$2,083,515

b)	Capital lease, principal and interest repayable at $6,907 per month including interest at a five-year fixed rate of 6.53% per annum, collateralized by certain pieces of manufacturing equipment until October, 2011.	150,912	221,420

c)	Capital lease, principal and interest repayable at $8,601 per month including interest at a three-year fixed rate of 5.675% per annum, collateralized by certain pieces of manufacturing equipment until February, 2011.	-	121,441

d)	Capital lease, principal and interest repayable at $15,024 per month including interest at a seven-year fixed rate of 6.575% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	647,928	780,831

e)	Capital lease, principal and interest repayable at $12,729 per month including interest at a seven-year fixed rate of 6.125% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	480,085	599,426

f)	Other	-	108,960
		2,116,025	3,915,593
	Less: current portion	487,613	1,319,524
		$1,628,412	$2,596,069

Principal due over the remaining terms of the long-term debt is as follows:

2012	$487,613
2013	357,161
2014	379,086
2015	344,874
2016	80,493
2017 and thereafter	466,798

$2,116,025

The agreement with respect to the bank facility (Note 5(a)) contains four financial covenants. They are a tangible net worth covenant, a current ratio covenant, capital acquisition covenant, and a debt coverage covenant. The Company was in compliance with all covenants at February 28, 2011. The agreement with respect to the bank facility (Note 5(a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (2010 - $3,500,000) subject to the availability of eligible collateral. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.75% - 2.25% (2010- 1.75 - 2.25%) . The operating loan, as well as the bank facility (Note 5(a)) is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

6.	Lease Inducement

In the 2009 fiscal year, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount is being amortized over the remainder of the lease term. The amortization for the fiscal year ended February 28, 2011 was $25,560 (2010 - $25,560; 2009 - $13,845) with a corresponding credit to rental expense under the category of selling, general and administrative expenses.

7.	Share Capital

a)	Authorized share capital

	Number of Shares

	2011	2010

Common shares without par value	500,000,000	500,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

There are no preferred shares outstanding as at February 28, 2011 & 2010.

b)	On February 2, 2010, the Company implemented a five-to-one share consolidation of the

Company’s common stock. The outstanding common share, stock option and share purchase warrant numbers reported have been retroactively adjusted for the consolidation.

In the year ended February 28, 2011, the Company repurchased 344,026 of its issued and outstanding shares in the amount of $1,012,988. Since the average issue price of common shares at the time of repurchase was $11.34, share capital has been reduced by $3,901,323 and contributed surplus has been increased by $2,888,335.

In the year ended February 28, 2010, the Company repurchased 68,350 of its issued and outstanding shares in the amount of $187,417. Since the average issue price of common shares at the time of repurchase was $11.34, share capital has been reduced by $775,089 and contributed surplus has been increased by $587,672.

As at year-end, 5,600 shares were held by the Company in treasury and these shares were repurchased in the amount of $19,536. Subsequent to year-end, the Company repurchased an additional 89,113 of its issued and outstanding shares in the amount of $308,295.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

7.	Share Capital – continued

	c)	Stock Options

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

	d)	Stock Option Information

		Weighted Average
	Issued and	Exercise Price
	Outstanding Options	(USD)

Outstanding at March 1, 2008	302,200	$6.70
Granted	221,000	3.35
Cancelled	(32,767)	7.63
Forfeited	(35,733)	4.69
Expired	(36,534)	5.90

Outstanding at February 28, 2009	418,166	5.10
Granted	65,000	3.50
Cancelled	(17,333)	6.60
Forfeited	(25,333)	5.84
Expired	(4,700)	5.79

Outstanding at February 28, 2010	435,800	4.74
Granted	747,000	2.45
Cancelled	(49,634)	4.46
Forfeited	(64,166)	3.16
Expired	(100,000)	5.00

Outstanding at February 28, 2011	969,000	$3.07

The weighted average date-of-grant fair value of the options granted during 2011 was $2.17 US (2010 - $3.24 US; 2009 - $3.05 US) per share based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 8.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

7.	Share Capital – continued

	e)	Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 28, 2011.

	Number of	Weighted Average	Exercise	Number of
	Options	Remaining Contractual	Price	Options
	Outstanding	Life (Years)	(USD)	Exercisable

	697,000	9.25	$2.45	603,010
	113,000	7.33	$3.00	60,264
	65,000	8.58	$3.50	18,430
	33,833	3.42	$5.20	33,830
	20,000	6.92	$7.10	12,330
	20,000	7.17	$6.20	11,310
	10,000	6.58	$15.75	6,670
	4,833	3.92	$4.05	4,833
	2,000	5.33	$24.65	1,864
	1,767	4.92	$5.35	1,767
	1,567	5.25	$12.85	1,464

February 28, 2011	969,000			755,775

February 28, 2010	435,800			231,991

February 28, 2009	418,166			201,897

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

7.	Share Capital – continued

	f)	Share Purchase Warrants Information

The company’s issued and outstanding share purchase warrants are as follows:

	Number of	USD Average
	Warrants	Exercise Price

Balance at February 28, 2011 and 2010	363,400	$19.75

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

At the Annual General Meeting on June 30, 2010 the Shareholder Protection Rights Plan was updated to reflect current industry standards and changes in legislation, and was extended for five years.

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

For the years ended February 28, 2011, February 28, 2010, and February 28, 2009, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 1,332,400, 799,200 and 781,566, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

8.	Stock-Based Compensation

	a)	The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2011	2010	2009

Risk-free rate	3.29%	3.51%	3.68% to 3.80%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	94%	108%	100%
Weighted average expected life of the options (months)	120	120	120

b)

In connection with the vesting of certain employees, officers and directors stock options for the year ended February 28, 2011, the Company has recorded stock option compensation of $1,674,875 (2010 - $249,442; 2009 - $306,773) which was credited to contributed surplus and expensed in selling, general and administrative expenses in the year.

9.	Gain/Loss on Contract Settlements

In the fiscal year ended February 28, 2011, the Company recorded a gain of $158,960 relating to the termination of a distribution agreement and a long-standing liability settlement.

In the fiscal year ended February 28, 2009, the Company recorded a loss on contract settlement of $308,280 from the early termination of a warehouse lease at a substantial net discount.

No such contract settlements occurred during the year ended February 28, 2010.

10.	Commitments

	a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments over the remaining terms of the leases are as follows:

2012	$648,356
2013	420,796
2014 and thereafter	-

Total future minimum lease payments	$1,069,152

b)	The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

11.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

12.	Income Tax

	2011	2010	2009
Current	$-	$-	$1,398
Future	680,879	735,133	287,887
	$680,879	$735,133	$289,285

The difference in income tax expense due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to income (loss) before income taxes was as follows for each of the years in the three-year period ended February 28, 2011:

	2011	2010	2009

Income tax expense (recovery) computed at basic Canadian statutory rates	28.2%	29.8%	(30.8)%
Foreign income (loss) taxes at other than Canadian statutory rates	(2.1)%	(0.5)%	(3.8)%
Effect of non-deductible amounts	68.9%	4.3%	(7.0)%
Foreign exchange revaluation impact	29.9%	18.0%	0.0%
Change in statutory rate	2.9%	(1.6)%	14.5%
Changes in valuation allowance	(26.6)%	(11.6)%	32.5%
Other	(1.3)%	0.0%	0.0%

	99.9%	38.4%	5.4%

The change in statutory rates represents rate changes enacted by the Canadian federal government through January 1, 2012.

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2011	2010

Operating and other losses carried forward	$4,284,223	$5,176,888
Property, plant and equipment	2,000,392	1,935,002
Trademark and deferred costs	107,529	119,628
Un-realized foreign exchange loss	37,829	36,814
Financing costs	56,081	112,162
Total future income tax assets	6,486,054	7,380,494
Valuation allowance	(3,678,324)	(3,891,885)

Net future income tax assets	$2,807,730	$3,488,609

The Company’s future tax assets also include approximately $224,000 (2010 - $449,000) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statements of Loss and Comprehensive Loss.

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2011, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $13.5 million which can be applied against future earnings of the subsidiaries. The net operating loss carry forward amounts commence to expire in 2025 through 2031.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

13.	Changes in Non-Cash Operating Working Capital Items

	2011	2010	2009

Change in non-cash working capital related to operations:
Accounts receivable	$400,105	$347,444	$851,287
Inventory	626,879	1,307,676	1,492,429
Prepaid expenses and deposits	(47,936)	47,659	222,701
Accounts payable and accrued liabilities	(614,403)	(144,620)	(1,558,373)

	$364,645	$1,558,159	$1,008,044

14.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2011	2010	2009

i)	Incurred consulting fees with a company related by a director in common	$84,000	$84,000	$84,000

ii)	Incurred professional service fees with a company eelated by a director in common	$528,000	$479,600	$510,400

iii)	Incurred marketing consulting services with a company related by a director in common	$74,200	$64,800	$69,300

iv)	Sold water to a company with a director in common	$-	$-	$14,280

v)	Sold assets to a company with a director in common	$-	$-	$450,500

vi)	Incurred consulting fees with a company related by an officer in common	$239,118	$192,218	$199,616

vii)	Incurred services from a company related by a director in common	$4,070	$2,525	$5,283

viii)	Incurred brokerage and placement agent fees and expenses from a company related by a director in common	$-	$4,929	$-

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

15.	Financial Risk Management

	a)	Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at February 28, 2011, the Company is exposed to credit risk through the following assets:

	February 28, 2011	February 28, 2010
Trade Receivables	$722,388	$1,136,007
Other Receivables	32,723	65,231
Allowance for Doubtful Accounts	(24,227)	(70,249)
	$730,884	$1,130,989

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the year ended February 28, 2011, the Company’s ten largest customers comprised approximately 86% (2010 - 84%; 2009 - 82%) and no one customer comprised more than 73% (2010 - 67%; 2009 - 47%). In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at February 28, 2011, 100% of trade receivables are current or have been provided for.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 16. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and the debt maturity requirements.

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

15.	Financial Risk Management – continued

	b)	Liquidity Risk – continued

The agreement with respect to the bank facility (Note 5(a)) contains four financial covenants. They are a tangible net worth covenant, a current ratio covenant, capital acquisition covenant, and a debt coverage covenant. The Company was in compliance with all covenants at February 28, 2011.

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

At February 28, 2011, the Company’s cash balances included $147,000 denominated in U.S. dollars (2010 - $84,000), accounts receivable balances included $50,000 denominated in U.S. dollars (2010 - $17,000), and the Company’s accounts payable and accrued liabilities balance included $136,000 denominated in U.S. dollars (2010 - $308,000).

As at February 28, 2011, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $3,000 on net earnings for the year. A 5% US/Canadian dollar decrease would have a positive impact of similar magnitude.

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

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Long-term debt may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at February 28, 2011 the Company has long term debt with its primary lender at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at February 28, 2011, the Company had short and long-term debt with variable interest rates in the amount of $905,000. A 1.0% increase in the interest rate on average borrowing levels for the fiscal year ending February 28, 2011 would have an unfavourable impact of approximately $15,000 on net earnings for the year. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

15.	Financial Risk Management – continued

	d)	Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash which are classified as level 1. The Company does not have any level 2 or level 3 financial instruments.

16.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

In the management of capital, the Company includes shareholders’ equity, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

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
February 28, 2011 and 2010

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

Adjustments to Consolidated Statements of Income (Loss)

	2011	2010	2009
Net income (loss) for the year, Canadian GAAP	$556	$1,177,856	$(5,667,238)
Application of ASC 815-40 (ii)	(65,677)	-	-
Net income (loss) for the year, US GAAP	$(65,121)	$1,177,856	$(5,667,238)
Basic and diluted income (loss) per share, US GAAP	$(0.02)	$0.30	$(1.42)

Comprehensive Income (Loss)

	2011	2010	2009

Net income (loss), US GAAP	$(65,121)	$1,177,856	$(5,667,238)
Other comprehensive income:
Foreign currency translation Adjustments	-	-	(15,359)

Comprehensive income (loss), US GAAP	$(65,121)	$1,177,856	$(5,682,597)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

Adjustments to Assets, Liabilities and Shareholders’ Equity

	2011	2010
Total assets, Canadian GAAP	$15,966,222	$17,762,846
Write-off website development costs (i)	(108,960)	(108,960)
Total assets, US GAAP	$15,857,262	$17,653,886

Total liabilities, Canadian GAAP	$3,755,937	$6,195,468
Change in liabilities relating to:
Embedded derivative liability (ii)	245,983	-

Total liabilities, US GAAP	4,001,920	6,195,468
Total shareholders’ equity, Canadian GAAP	12,210,285	11,567,378
Change in contributed surplus relating to:
Application of ASC 815-40 (ii)	(180,306)	-
Change in deficit relating to:
Application of ASC 350-50 (i)	(108,960)	(108,960)
Application of ASC 815-40 (ii)	(65,677)	-
Total shareholders’ equity, US GAAP	11,855,342	11,458,418
Total liabilities and shareholders’ equity, US GAAP	$15,857,262	$17,653,886

i)

Under FASB ASC 350-50 (“ASC 350-50”), Website Development Cost in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

ii)

Under FASB ASC 815-40-15 (“ASC 815-40”), non-employee stock options granted during the year ended February 28, 2011 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria of that guidance. As a result, the Company was required to separately account for the stock options as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income. In Canada non-employee options exercisable in a currency other than the functional currency of the Company do not meet the criteria for liability accounting. The Company adopted this standard effective March 1, 2009. For the year ended February 28 2010 the difference between Canadian GAAP and US GAAP for the presentation of such instruments was insignificant.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	iii)	Recent accounting pronouncements affecting the Corporation’s financial reporting under U.S. GAAP are summarized below:

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The adoption of the provisions of this amendment allowed for the Company not to separately account for employee stock options as a liability measured at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income which would have been material for the year ended February 28, 2011. Additionally the cumulative effect of adopting this standard was determined to be insignificant.

The reason for the early adoption of this new standard was it allowed for what the Company believes to be a more accurate classification of employee share-based payments with an exercise price denominated in the currency of a market in which the underlying equity security trades as opposed to the Company’s functionally currency as equity rather than as a liability. As a result of adopting this standard early there is no difference between Canadian GAAP and US GAAP in respect of employee stock option grants.

Previously employee share-based payment awards were accounted in accordance with FASB ASC 815-40-15 and would have required liability accounting which created a difference between Canadian and US GAAP. For the year ended February 28, 2010 the adoption of ASC 815-40-15 on employee share-based payments did not create a significant difference between Canadian and US GAAP.

Item 18. – Financial Statements.

Not applicable.

Item 19. – Exhibits.

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Registration Rights Agreement, incorporated by reference from prior filing as Exhibit 99.4 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.3	Securities Purchase Agreement, incorporated by reference from prior filing as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.4	Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 2, 2010.

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 25, 2011

INDEX TO EXHIBITS

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Registration Rights Agreement, incorporated by reference from prior filing as Exhibit 99.4 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.3	Securities Purchase Agreement, incorporated by reference from prior filing as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.4	Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 2, 2010.

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.