Form 20-F
period 2012-02-29
LEADING BRANDS INC
filed 2012-05-17
CIK 884247

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2012

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

As of February 29, 2012, Leading Brands, Inc. had 3,236,668 Common Shares, without par value, outstanding.

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
Yes [ X ]    No [    ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 [    ]    Item 18 [    ]

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
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2013;
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

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to Leading Brands for the periods indicated. It should be read in conjunction with this Annual Report and the Company’s consolidated financial statements listed in “Item 18” of this Annual Report. The following table is derived from, and is qualified by, the Company’s financial statements and the notes thereto which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

	FISCAL YEAR ENDED Feb. 29, 2012	FISCAL YEAR ENDED Feb. 28, 2011 (As Adjusted)	FISCAL YEAR ENDED Feb. 28, 2010 (As Adjusted)	FISCAL YEAR ENDED Feb. 28, 2009 (As Adjusted)	FISCAL YEAR ENDED Feb. 29, 2008 (As Adjusted)
Net sales / operating revenue	$18,404,052	$18,909,031	$20,526,233	$28,195,650	$32,578,170
Net income (loss)	$1,550,858	($82,028)	$1,211,271	($5,612,619)	($5,647,036)
Earnings (loss) per share, basic	$0.46	($0.02)	$0.30	($1.41)	($1.53)
Earnings (loss) per share, diluted	$0.44	($0.02)	$0.30	($1.41)	($1.53)
Total assets	$14,981,079	$15,670,153	$17,483,684	$19,087,857	$27,478,389
Net assets	$12,484,400	$11,668,233	$11,288,216	$10,014,920	$15,287,757
Share Capital	$36,678,050	$40,607,350	$44,508,673	$45,283,762	$45,283,762
Long-term debt	$218,374	$1,628,412	$2,596,069	$3,808,986	$4,947,418
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average common shares outstanding basic and diluted	Basic: 3,368,751 Diluted: 3,541,859	3,853,866	3,980,202	3,991,625	3,682,599

Please refer to Note 17 of the Company’s consolidated financial statements in “Item 18” of this Annual Report that describes the basis for the Company’s change in accounting principle applied in the fiscal year ended February 29, 2012 and the effects of its retrospective adjustment.

3.	Exchange Rates

The Company maintains its financial records and reports its financial results in Canadian dollars. The effective exchange rate to convert from Canadian dollars to U.S. dollars for assets and liabilities would be US$1 = $0.9895 Canadian, and to convert revenues and expenses would be the average rate for the fiscal year of US$1 = $0.9914 Canadian.

Exchange Rate – May 15, 2012: 1.0029

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	April 1-30, 2012	March 1-31, 2012	Feb. 1-29, 2012	Jan. 1-31, 2012	Dec. 1-31, 2011	Nov. 1-30, 2011
High	1.0050	1.0035	1.0040	1.0295	1.0423	1.0522
Low	0.9800	0.9842	0.9844	0.9966	1.0052	1.0055

Average exchange rates for each of the five most recent fiscal years: US$1 -equivalent to the following in Canadian dollars:

	Mar. 1, 2011 to Feb. 29, 2012	Mar. 1, 2010 to Feb. 28, 2011	Mar. 1, 2009 to Feb. 28, 2010	Mar. 1, 2008 to Feb. 28, 2009	Mar. 1, 2007 to Feb. 29, 2008
Average	0.9914	1.0209	1.1052	1.1129	1.0368

B.	Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.	Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.	Risk factors.

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

A significant portion of the Company’s revenue is derived from certain major customers

The Company derives a substantial portion of its revenue from certain major customers, with the largest customer contributing 78% of our total revenue and the ten largest customers comprising 87% of revenue. The loss of certain major customers would have a negative impact on earnings.

The Company depends on key management employees

Our business is dependent upon the continued support of existing senior management, including Ralph D. McRae, who is the Chairman, President, Chief Executive Officer and a director of the Company. Mr. McRae has been with Leading Brands since March 1996, and he has been responsible for our business planning, corporate and brand initiatives and financings. The loss of Mr. McRae, or any key members of our existing management, could adversely affect our business and prospects. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms.

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

Risks Related To Our Capital Stock

Our common shares have experienced significant price volatility

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of US$0.25 to a high of US$23.35 during the five year period from March 1, 2007 to February 29, 2012. During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares. The Company has had periods where the bid price of the Company’s common shares closed below US$1.00 per share, and therefore there is a risk that the Company will not continue to meet the minimum requirement for continued listing under NASDAQ’s Marketplace Rule 5550(a)(2).

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX.” As of February 29, 2012, there were 3,236,668 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

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

5.

The Company expended $401,709 on the purchase of property, plant, and equipment in the fiscal year ended February 29, 2012 of which $371,033 was for bottling equipment and $30,676 was for office equipment, computers and software. The Company expended $597,762 on the purchase of property, plant and equipment in the year ended February 28, 2011 of which $529,542 was for bottling equipment and $68,220 was for office equipment, computers and software. The Company expended $349,068 on the purchase of property, plant and equipment in the year ended February 28, 2010 of which $337,990 was for bottling equipment and $11,078 was for computers and software.

6.	Capital expenditures that are planned for the fiscal year ending February 28, 2013 are in Canada and will be funded with cash on hand, by the Company’s primary lender, or some combination of the two.

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

In the fiscal year ended February 29, 2012, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s beverage business in Canada, and Blue Beverage Company, Inc. was the principal sales subsidiary in the United States.

2.	Beverage Bottling, Distribution and Sales and Marketing

Bottling Plant. In the fiscal year ended February 29, 2012, the Company operated a 50,000 square foot bottling plant in Edmonton, Alberta. The Company bottles juices and new age beverages for a “co-pack customer” (as defined below) and the Company’s own branded products. The Company’s plant is primarily a “hot fill” plant designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives.

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

Distribution. In addition to the bottling plant, the sales and distribution system has a regional warehouse distribution center located in Edmonton, Alberta. In addition, there are third party distribution centers in Greater Vancouver, Metro Toronto, Greater Montreal and in Washington State. The sales and distribution system distributes a variety of beverages to retail, wholesale and distribution outlets. As a market of approximately 34,000,000 people, covering more than 2,000,000 square miles, the Company believes that it is more cost effective for the Company to use a network of distributors to assist in the distribution of its products in Canada.

Sales and Marketing. The Company believes it differentiates itself in the marketplace with its customer service and product innovation. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers’ beverage inventory.

The Company has a sales and marketing team and outside broker network that covers most of Canada and the western United States. Through its distribution network, broker network, and the Company’s sales team, the Company maintains contact with its customers and provides the sales and merchandising services necessary to ensure proper presentation of the Company’s brands on store shelves and to assure appropriate ordering and pull-through of the Company’s products.

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

Brand Licensing and Brand Development

The Company has increased its focus on the development of its own brands. Several of the Company’s branded products, including TrueBlue®, PureBlue®, LiteBlue® and TrueBlackTM, are packaged and managed by the Company. The Company’s licensed brands include Stewart’s® Fountain Classics.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 29, 2012, net export sales were less than 10% of the Company’s net revenues.

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

Following is a list of the Company’s significant subsidiaries as at February 29, 2012:

Leading Brands of Canada, Inc. (“LBCI”):
incorporated provincially in Alberta, Canada;
100% owned by Leading Brands, Inc.;
is the Company’s principal operating subsidiary in Canada; and
also operates as North American Bottling (a division of LBCI).

Blue Beverage Company, Inc. (“BBCI”)
incorporated in Nevada, USA;
100% owned by Leading Brands, Inc.; and
is the Company’s principal operating subsidiary in the United States.

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

The Company leases a property occupying 61,872 square feet in Edmonton, Alberta which serves as a regional warehouse and distribution centre. The Company also utilizes third party distribution centres in Ontario, Quebec, British Columbia, and Washington State.

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

Overall Performance

The major developments during the year ended February 29, 2012 included:

  The Company improved its gross margin percentages from 38.2% in the fiscal year ended February 28, 2011 to 38.7% in the year ended February 29, 2012; and

  The Company saw an increase in its net income from a net loss of ($82,028) for the year- ended February 28, 2011 on $20.0 million in gross sales to a net income of $1,550,858 in the year-ended February 29, 2012 on $19.5 million gross sales, principally due to a decrease in stock based compensation.

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2012	February 28, 2011
		(As Adjusted)

Manufactured Products	$18,621,941	$18,468,208	$153,733

Purchased Products	$834,564	$1,580,734	($ 746,170)

Total Gross Revenue	$19,456,505	$20,048,942	($ 592,437)

Discounts, Allowances and Rebates	($ 1,052,453)	($ 1,139,911)	$87,458

Net Revenue	$18,404,052	$18,909,031	($ 504,979)

Gross sales for the year ended February 29, 2012 were $19,456,505 compared to $20,048,942 for the previous fiscal year, representing a decrease of 3.0% . This decrease of $592,437 in gross sales for the year ended February 29, 2012 was the result of the following:

  decreased sales of products that the Company purchases for resale of $795,886 due to reduced sales volumes and the termination of a distribution agreement in the prior fiscal year, offset by, increased revenues from manufactured products of $153,733 due to an increase in the Company’s co-pack volumes.

Discounts, rebates and slotting fees for the year ended February 29, 2012 decreased $87,458 compared to the prior fiscal year as a result of lower discounts for products that the Company purchases for resale in the amount of $106,696, offset by an increase of $19,238 in discounts for products that the Company manufactures.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2012	February 28, 2011
		(As Adjusted)

Manufactured Products	$10,665,787	$10,542,650	$123,137

Purchased Products	$621,292	$1,148,206	($ 526,914)

Total	$11,287,079	$11,690,856	($ 403,777)

Cost of sales for the year ended February 29, 2012 was $11,287,079 compared to $11,690,856 for the previous fiscal year, representing a decrease of 3.5% . This decrease in cost of sales of $403,777 for the year ended February 29, 2012 was the result of the following:

  lower cost of sales from products that the Company purchases for resale of $526,914 in comparison to the prior fiscal year due to reduced sales volumes and the discontinuation of a distribution agreement in the prior fiscal year; offset by, increased cost of sales of products that the Company manufactures of $123,137 primarily due to rising utility and other manufacturing costs
Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2012	February 28, 2011
		(As Adjusted)

Manufactured Products	$6,945,434	$6,934,075	$11,359

Purchased Products	$171,539	$284,100	($ 112,561)

Total	$7,116,973	$7,218,175	($ 101,202)

Margin percentage	38.7%	38.2%	0.5%

Margin for the year ended February 29, 2012 was $7,116,973 compared to $7,218,175 for the previous fiscal year, representing an increase in margin as a percentage of net sales of 0.5% . The decrease in margin of $101,202 for the year ended February 29, 2012 was the result of decreased margin from products that the Company purchases for resale of $112,561. This decrease in purchased product sales volumes is attributable partly to the prior year termination of a distribution agreement.

Selling, General and Administrative Expenses

For the year ended February 29, 2012, selling, general and administrative expenses decreased $1,205,891 from $5,862,189 in the year ended February 28, 2011 to $4,656,298 in the year ended February 29, 2012 as a result of:

  decreased stock-based compensation expense of $1,260,053; and
  decreased selling and marketing costs of $11,945; offset by, increased administration costs of $66,107.

Other Expenses and Recovery

Interest on current and long-term debt was lower due to the Company’s repayment of $1.7 million of outstanding debts in the year.

In the year ended February 29, 2012, the Company recorded interest income from bank balances of $8,216 compared to $15,997 in the prior fiscal year.

The Company recorded a non-cash income tax expense of $93,103 in the year ended February 29, 2012 relating to Canadian operations, as compared to a $680,879 expense in the prior fiscal year. Deferred tax assets in other operating entities are offset by a valuation allowance.

Depreciation expense continued to trend down in comparison to prior fiscal year with a decrease of $24,925 over the prior comparative year to $676,464.

Fiscal Year Ended February 28, 2011

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2011	February 28, 2010
	(As Adjusted)	(As Adjusted)

Manufactured Products	$18,468,208	$19,796,053	($ 1,327,845)

Purchased Products	$1,580,734	$2,376,620	($ 795,886)

Total Gross Revenue	$20,048,942	$22,172,673	($ 2,123,731)

Discounts, Allowances and Rebates	($ 1,139,911)	($ 1,646,440)	$506,529

Net Revenue	$18,909,031	$20,526,233	($ 1,617,202)

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

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2011	February 28, 2010
	(As Adjusted)	(As Adjusted)

Manufactured Products	$10,542,650	$11,551,053	($ 1,008,403)

Purchased Products	$1,148,206	$1,871,099	($ 722,893)

Total	$11,690,856	$13,422,152	($ 1,731,296)

Cost of sales for the year ended February 28, 2011 was $11,690,856 compared to $13,422,152 for the previous fiscal year, representing a decrease of 12.9% . This decrease in cost of sales of $1,731,296 for the year ended February 28, 2011 was the result of the following:

  decreased cost of sales from manufactured products of $1,008,403 largely due to the Company focusing its efforts on areas that are more profitable; and
  lower cost of sales of products that the Company purchases for resale of $722,893 mostly due to the discontinuation of a distribution agreement and reduced sales volumes.

Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2011	February 28, 2010
	(As Adjusted)	(As Adjusted)

Manufactured Products	$6,934,075	$6,846,435	$87,640

Purchased Products	$284,100	$257,646	$26,454

Total	$7,218,175	$7,104,081	$114,094

Margin percentage	38.2%	34.6%	3.6%

Margin for the year ended February 28, 2011 was $7,218,175 compared to $7,104,081 for the previous fiscal year, representing an increase in margin as a percentage of net sales of 3.6% . The increase in margin of $114,094 for the year ended February 28, 2011 was the net result of the following:

  increased margin from manufactured products of $87,640 largely due to the Company focusing its efforts on areas that are more profitable; and
  increased margin from products that the Company purchases for resale of $26,454 mostly due to the termination of one distribution agreement and lower discounts, allowances and rebates.

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

The Company recorded a non-cash income tax expense of $680,879 in the year ended February 28, 2011 relating to Canadian operations, as compared to a $735,133 expense in the prior fiscal year. Deferred tax assets in other operating entities are offset by a valuation allowance.

Depreciation expense decreased $27,604 over the prior comparative year to $701,389.

Fiscal Year Ended February 29, 2012

As of February 29, 2012, the Company had working capital of $1,352,067 compared to working capital of

B.	Liquidity and Capital Resources

$1,651,104 at the prior fiscal year end. The Company held $1,189,539 in cash account balances at February 29, 2012 compared with $1,870,600 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 29, 2012, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 29, 2012	Fiscal Year ended February 28, 2011	Change
Operating activities	$ 2,632,410	$ 3,292,062	($ 659,652)
Investing Activities	($ 401,148)	($ 597,762)	$ 196,614
Financing activities	($ 2,912,313)	($ 2,723,133)	($ 189,180)

For the year ended February 29, 2012, the cash generated from operating activities was the result of positive operating results. The comparative period results for cash generated from operating activities exceeds the current year primarily as a result of reductions in inventory and accounts receivable not realized in the current year.

In the year ended February 29, 2012, less cash was used for bottling equipment in the Edmonton plant as compared to the prior fiscal year.

Cash used for financing activities in the year ended February 29, 2012 increased in comparison to the prior fiscal year and was used for the purposes of long-term debt repayment and the repurchase of 344,381shares.

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (the “Revolving Facility”), subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.75 per annum. At February 29, 2012, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $440,000. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales. The unused portion of the Revolving Facility is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes.

The Revolving Facility agreement contains four financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; (iii) a capital acquisition covenant; and (iv) a debt coverage covenant. The Company was in compliance with all covenants at February 29, 2012.

In the fiscal year ended February 29, 2012, the Company repaid capital loans totaling $925,699 and had $353,226 outstanding at February 29, 2012.

Subsequent to year-end, the Company announced its intention to commence a modified “Dutch Auction” tender offer to repurchase up to US $800,000 in value of its common shares. This tender offer is to be funded through available cash.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company had no material commitments for capital expenditures in the fiscal year ending February 28, 2013.

Fiscal Year Ended February 28, 2011

As of February 28, 2011, the Company had working capital of $1,651,104 compared to working capital of $1,299,531 at the prior fiscal year end. The Company held $1,870,600 in cash account balances at February 28, 2011 compared with $1,899,386 at February 28, 2010.

The Revolving Facility agreement in effect at February 28, 2011, contained four financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; and (iii) a capital acquisition covenant; and (iv) a debt coverage covenant. The Company was in compliance with all covenants at February 28, 2011.

Cash provided by (used in):	Year ended February 28, 2011	Year ended February 28, 2010	Change
Operating activities	$ 3,292,062	$ 4,432,538	($ 1,140,476)
Investing activities	($ 597,762)	($ 338,549)	($ 259,213)
Financing activities	($ 2,723,133)	($ 2,894,706)	$ 171,573

For the year ended February 28, 2011, the cash generated from operating activities was primarily a result of the positive operating results, and, consistent with the prior year trend, reductions in inventory and accounts receivable as a result of lower sales volumes.

In the year ended February 28, 2011, greater cash was used for bottling equipment in the Edmonton plant as compared to the prior year.

Cash used for financing activities in the year ended February 28, 2011, decreased slightly in comparison to the prior fiscal year, and was used for the purposes of long-term debt repayment and the repurchase of 344,026 shares.

At February 28, 2011, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $661,000. The Company’s requirement for operating capital increases in the summer months with increased sales and decreases in winter months. The unused portion of the Revolving Facility is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes. The Company also had a Term Loan in the amount of $837,100 with an interest rate at Canadian prime rate plus 1.25% per annum renewable in February 2012 (the “Term Loan”).

The bank facility agreement contains four financial covenants. They are a tangible net worth covenant, a current ratio covenant, a capital acquisition covenant, and a debt coverage covenant. The Company was in compliance with all covenants at February 28, 2011.

In the year-ended February 28, 2011, the Company repaid capital loans totaling $481,364, and had $1,278,925 outstanding at February 28, 2011.

The Company had no material commitments for capital expenditures in the fiscal year ending February 29, 2012.

C.	Research and development, patents and licenses, etc.

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

Gross margins percentages continue to increase in comparison to the prior fiscal year through a focus on reduced cost of sales and limiting discounts and rebates.

E.	Off-balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment and other agreements as disclosed in Note 12 of the consolidated financial statements appearing in “Item 18” of this Annual Report.

2.	The Company has no off balance sheet arrangements.

F.	Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of February 29, 2012:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	$353,226	$134,852	$218,374	-	-
Operating Lease Obligations (1)	$420,796	$420,796	-		-
Purchase Obligations	$177,501	$47,981	$129,520	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest	$ 28,723	$17,981	$10,742	-	-
Total	$980,246	$621,610	$358,636	-	-

(1)	The Company is committed to operating leases for premises and equipment as disclosed in Note 12 of the consolidated financial statements appearing in “Item 18” of this Annual Report.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with U.S. GAAP. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: accounts receivable; inventory; revenue recognition; stock-based compensation, derivative liability and income taxes.

Change in Accounting Principle

Effective February 29, 2012, the Company changed its accounting for a component of inventory. The Company believes that to better reflect the Company’s operations it is more appropriate to expense pallet inventory as purchased as a cost of sale. The change in accounting principle was adopted retroactively, with retrospective adjustment of prior years’ financial statements as below. The impact on 2012 was a $23,932 reduction in comprehensive income, and a $0.01 impact on basic earnings per share. There was no impact on diluted earnings per share. Prior year financial statements have also been adjusted to reflect the change from Canadian GAAP to U.S. GAAP.

Change in Reporting Currency

Effective for the year ended February 28, 2010, the Company changed its reporting currency from U.S. dollars to Canadian dollars. The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s transactions are denominated in Canadian dollars.

Accordingly, the financial statements for all years presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the exchange rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of other comprehensive income, which is included as part of shareholders’ equity. Results in the consolidated statements of loss and comprehensive loss of prior fiscal years were translated using the weighted average exchange rate in effect for the applicable periods, and the results of prior fiscal year consolidated balance sheets were translated using applicable period end exchange rate. The effect of the change in reporting currency substantially eliminated the translation currency adjustment created upon the conversion to a U.S. dollar reporting currency.

Goodwill

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company decided to write off its goodwill asset as its market capitalization at February 28, 2010 no longer supported it. As a result, the goodwill asset was written down to zero for the year ended February 28, 2009. Goodwill was reduced by $3,353,543 with a corresponding expense for impairment write down of goodwill.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $43,353 are netted against accounts receivable as at February 29, 2012. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold. At February 29, 2012, the inventory balance was presented net of a provision for obsolete inventory in the amount of $115,413. A 10% change in the estimates for provision of obsolete inventory would not result in a material change to the financial statements.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured. The Company records shipping and handling revenue as a component of sales revenue, and shipping and handling costs are included in the cost of sales. Incentives offered to customers including rebates, cash discounts, volume discounts, and slotting fees are recorded as a reduction of net sales when the sales are recognized.

Stock-based Compensation

Under U.S. GAAP, the Company follows Accounting Standards Codification (“ASC”) 718 Share-Based Payment (“ASC 718”). ASC 718 requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

Derivative Liability

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

Income Taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the deferred income tax asset. Although the Company has tax loss carry-forwards and other deferred income tax assets, management has determined certain of these deferred income tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 11 of the consolidated financial statements appearing in “Item 18” of this Annual Report.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company, it could result in an impairment adjustment in future periods up to the carrying value of the deferred income tax balance of $2,714,627. A 10% change in revenue estimates without a corresponding reduction in overhead costs, gross margins or operating costs could materially change the valuation of the deferred income tax assets. The majority of the deferred income tax asset commences expiration at February 28, 2026.

New Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) provided amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments provide clarification and / or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The cumulative effect of adopting this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In June and December 2011, the FASB provided amendments requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The Company early implemented the requirements and now presents net income and other comprehensive income in a single continuous statement in its consolidated financial statements in Item 18 of this Annual Report.

In April 2010, the FASB provided amendments to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Guidance was provided on the classification of a share-based payment award as either equity or a liability. These amendments were effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The early adoption of the provisions of this amendment for the year-ended February 28, 2011, allowed for the Company not to separately account for employee stock options as a liability measured at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income.

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

Name and Municipality of Residence	Principal Occupation and Areas of Experience

R. Thomas Gaglardi Vancouver, BC Canada	Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998.

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

Mr. ALZubaidi has a BA degree in Statistics and post graduate courses in the same field.

Name and Municipality of Residence	Principal Occupation and Areas of Experience

Dave Read Edmonton, AB Canada	Mr. Read is the Executive Vice-President of Leading Brands of Canada, Inc.

Prior to joining Leading Brands in 1999, Mr. Read owned and operated (with a partner) distribution and food production companies. Those companies were sold to the Company in 1999.

Dallyn Willis Vancouver, BC Canada	Mr. Willis is the Chief Financial Officer for Leading Brands of Canada, Inc.

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

Risk Considerations:

As the Company does not have a bonus program in place for its employees generally, and any significant bonuses for the Named Executive Officers (as defined below in the section “Summary Compensation Table”) must be approved by the Board, the Board has not considered the implications of risks associated with the Company’s compensation policies and practices.

Financial Instruments

No Named Executive Officer or director is permitted to purchase financial instruments to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or Director.

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

Summary Compensation Table

The following tables set forth all remuneration paid by the Company and its subsidiaries during the three most recently completed fiscal years to its Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and other executive officers whose total compensation was, individually, more than $150,000 for the fiscal year (collectively, the “Named Executive Officers” or “NEOs”).

These tables are presented in accordance with National Instrument Form 51-102F6 (Canada).

Name and	Fiscal	Salary	Share-	Option-	Non-Equity Annual		All Other	Total
Principal Position	Year	($)	based	Based	Incentive Plans		Compen-	Compen-
	Ending		awards	Awards(1)	($)		sation	sation
			($)	($)	Annual	Long-	($)	($)
					Incentive	Term
					Plans	Incentive
						Plans

Ralph McRae	2012	Nil	nil	Nil	nil	nil	528,000(2)	612,000
Chairman,							84,000(3)
President and CEO
	2011	nil	nil	556,603	nil	nil	528,000	1,168,603
							84,000

	2010	nil	nil	Nil	nil	nil	479,600	563,600
							84,000

Dallyn Willis(4)	2012	90,769	nil	34,704	nil	nil	nil	125,473
CFO

Dave Read	2012	Nil	nil	Nil	15,000	nil	245,350(5)	260,350
Executive Vice
President	2011	nil	nil	227,185	nil	nil	239,118	466,303

	2010	nil	nil	nil	nil	nil	192,218	192,218

Name and	Fiscal	Salary	Share-	Option-	Non-Equity Annual		All Other	Total
Principal Position	Year	($)	based	Based	Incentive Plans		Compen-	Compen-
	Ending		awards	Awards(1)	($)		sation	sation
			($)	($)	Annual	Long-	($)	($)
					Incentive	Term
					Plans	Incentive
						Plans

Sinan ALZubaidi	2012	151,691	nil	Nil	28,500	nil	nil	180,191
Vice President of
Bottling	2011	188,675	nil	113,592	10,000	nil	nil	312,267
Operations
	2010	153,681	nil	nil	28,500	nil	nil	182,181

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2010, 2011 and 2012 fiscal years. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)	McRae Ventures, Inc., a company with a director in common with the Company, received $528,000 for consulting services provided by Mr. McRae.

(3)	BBI Holdings Inc., a company with a director in common with the Company, receives $7,000 per month for consulting services provided by a member of the board of directors of BBI Holdings Inc.

(4)	Mr. Willis was the VP of Finance & Administration of the Company from March 1, 2011 to January 11, 2012 when he was promoted to CFO.

(5)	VE Services Ltd., a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.

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

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (USD$ )	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (USD$ )
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	16,000 330,750
Dallyn Willis	10,000	3.00	January 11, 2022	8,000
Dave Read	20,000	7.10	January 10, 2018	nil

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (USD$ )	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (USD$ )
	100,000	2.45	June 1, 2020	135,000
Sinan ALZubaidi	4,833 1,367 5,000 7,000 50,000	4.05 5.35 6.20 3.00 2.45	February 9, 2015 January 11, 2016 April 4, 2018 June 26, 2018 June 1, 2020	nil nil nil 5,600 67,500

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$3.80, and the exercise or base price of the option.

The terms of the Company’s stock options are discussed under the “Option-Based Awards” section above.

No stock options were exercised by the Named Executive Officers during the most recently completed fiscal year, nor did the Company re-price any stock options during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) (USD$)
Ralph McRae	970
Dallyn Willis	Nil
Dave Read	Nil
Sinan ALZubaidi	340

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company’s fiscal year ended February 29, 2012, no stock options were exercised by the Named Executive Officers.

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

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company’s most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	All Other Compensa- tion ($)	Total ($)

James Corbett	11,000	Nil	nil	nil	nil	11000

Darryl Eddy	11,000	Nil	nil	nil	nil	11,000

Stephen Fane	11,000	Nil	nil	nil	nil	11,000

Thomas Gaglardi	7,500	Nil	nil	nil	nil	7,500

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

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (USD$)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) (USD$)
James Corbett	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	16,000 3,000 67,500
Darryl Eddy	20,000 10,000 50,000	5.20 3.50 2.45	July 15, 2014 Sept. 28, 2019 June 1, 2020	nil 3,000 67,500
Stephen Fane	10,000 20,000 10,000 50,000	15.75 3.00 3.50 2.45	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020	nil 16,000 3,000 67,500
Thomas Gaglardi	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	16,000 3,000 67,500

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$3.80, and the exercise price of the option.

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

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) (USD$)
James Corbett	455
Darryl Eddy	nil
Stephen Fane	455
Thomas Gaglardi	455

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company’s fiscal year ended February 29, 2012, no stock options were exercised by Directors.

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

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Director Since

Ralph D. McRae	I	July 2010 to July 2013	March 1996
Darryl R. Eddy	I	July 2010 to July 2013	July 2009
James Corbett	II	June 2008 to June 2014	June 2008
Stephen K. Fane	III	June 2009 to June 2012	October 2007
R. Thomas Gaglardi	III	June 2009 to June 2012	October 1998

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

Compensation of Directors and the CEO

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company.

Reference is made to the Executive Compensation section above for further information.

As of May 15, 2012 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Dallyn Willis	Chief Financial Officer

D.	Employees.

Following are the number of employees of the Company for the past three fiscal years as at the end of each fiscal year:

	February 29, 2012	February 28, 2011	February 28, 2010
Canada	86	90	87
United States	0	0	0

E.	Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of May 15, 2012, the Company had 976,433 issued and outstanding options, with a weighted average exercise price of US$3.05.

Of the total stock options granted, 911,396 have vested and are available for exercise as at May 15, 2012.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6” above, as at May 15, 2012.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price (USD$)	Expiration Date
Ralph McRae	176,616 (5.5%)	20,000 245,000	June 26, 2008 June 1, 2010	$3.00 $2.45	June 26, 2018 June 1, 2020
James Corbett	<1%	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Darryl R. Eddy	110,571 (3.4%)	20,000 10,000 50,000	July 15, 2004 Sept. 28, 2009 June 1, 2010	$5.20 $3.50 $2.45	July 15, 2014 Sept. 28, 2019 June 1, 2020
Stephen K. Fane	<1%	10,000 20,000 10,000 50,000	October 4, 2007 June 26, 2008 Sept. 28, 2009 June 1, 2010	$15.75 $3.00 $3.50 $2.45	October 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020
R. Thomas Gaglardi	419,125(2) (12.9%)	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Dave Read	< 1%	20,000 100,000	Jan. 10, 2008 June 1, 2010	$7.10 $2.45	Jan. 10, 2018 June 1, 2020
Sinan ALZubaidi	< 1%	4,833 1,367 5,000 7,000 50,000	Feb. 9, 2005 Jan. 11, 2006 Apr. 4, 2008 June 26, 2008 June 1, 2010	$4.05 $5.35 $6.20 $3.00 $2.45	Feb. 9, 2015 Jan. 11, 2016 Apr. 4, 2018 June 26, 2018 June 1, 2020
Dallyn Willis	< 1%	10,000	Jan. 11, 2012	$3.00	Jan. 11, 2022

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

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at May 15, 2012, the Company had 3,236,668 common shares without par value issued and outstanding.

1. (a)	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 15, 2012:

Shareholder	Number of Shares	Percentage of Issued Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	12.95%
Ralph McRae	176,616	5.5%

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi’s shares are held by Northland Properties Corporation.

(b)	There has been no significant change in the percentage ownership held by any major shareholders during the past three years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 262 members showed that as of May 9, 2012, 2,054,962 of the Company’s common shares, or 63.5%, were held by 222 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

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

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 15, 2012 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as discussed in the compensation section and as follows:

	a)	Companies with a director in common with the Company supplied hotel and restaurant services in the amount of $7,217.

	b)	A company with a director and officer in common with the Company supplied sales, marketing, and other services in the amount of $77,274.

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

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

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

(a)	For the five most recent full fiscal years:

Period	High $	Low $
March 1, 2011 to Feb. 29, 2012	4.50	2.04
March 1, 2010 to Feb. 28, 2011	4.10	1.25
March 1, 2009 to Feb. 28, 2010	4.25	0.28
March 1, 2008 to Feb. 28, 2009	7.35	0.25
March 1, 2007 to Feb. 29, 2008	23.35	5.95

(b)	For each full financial quarter of the two most recent full fiscal years:

Period	High $	Low $
4th Quarter Dec. 1, 2011 – Feb. 29, 2012	3.81	2.35
3rd Quarter Sept. 1, 2011 – Nov. 30, 2011	3.95	2.65
2nd Quarter June 1, 2011 – Aug. 31, 2011	4.50	2.38
1st Quarter Mar. 1, 2011 – May 31, 2011	3.85	2.04
4th Quarter Dec. 1, 2010 – Feb. 28, 2011	4.10	1.95
3rd Quarter Sept. 1, 2010 – Nov. 30, 2010	2.80	1.86
2nd Quarter June 1, 2010 – Aug. 31, 2010	2.68	2.11
1st Quarter Mar. 1, 2010 – May 31, 2010	3.49	1.25

(c)	for the most recent six months:

Period	High $	Low $
April 1 - 30, 2012	4.50	3.40
March 1 – 31, 2012	3.95	3.33
February 1 – 29, 2012	3.81	3.22
January 1 – 31, 2012	3.75	2.74
December 1 – 31, 2011	3.26	2.35
November 1 – 30, 2011	3.35	2.80

C.	Markets.

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

Taxation on Dividends

Generally, cash dividends paid or deemed to be paid by a Canadian-corporation to nonresident shareholders are subject to a withholding tax of 25% (unless an income tax convention applies to reduce the withholding tax rate to some other amount). Dividends paid to U.S. residents are subject to a withholding tax of 15%, and dividends paid to a U.S. resident company which owns 10% or more of the voting shares of the Canadian corporation are subject to a withholding tax of 5%. Dividends paid by a Canadian corporation to shareholders residing in Canada are not subject to withholding tax.

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

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

The Company’s primary market risk exposure is risk related to interest rates from changes in the Canadian prime rate of its lenders under its Revolving Facility.

The table below shows the long-term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE

LONG TERM DEBT	Lease

Interest Rate	6.125%
Principal at February 29, 2012	$353,226

Principal payments by year:
2013	134,852
2014	143,347
2015	75,027
2016	-
2017	-
2018 and thereafter	-
TOTAL	$353,226

The fair value of this debt decreases as market interest rates increase. The fair value of this debt approximates book value as at February 29, 2012.

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. dollars. The Company has not hedged its exposure to currency fluctuations.

At February 29, 2012, the Company’s cash balances included $999,000 denominated in U.S. dollars (2011 - $147,000), accounts receivable balances included $14,000 denominated in U.S. dollars (2011 - $50,000), and the Company’s accounts payable and accrued liabilities balance included $160,000 denominated in U.S. dollars (2011 - $136,000).

As at February 29, 2012, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $43,000 on net earnings for the year. A 5% U.S.-to-Canadian dollar decrease would have a positive impact of similar magnitude.

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

The documents relating to the share consolidation were filed with the SEC on a Form 6-K on February 3, 2010 and are incorporated by reference.

B.	There were no material modifications to any class of securities during the fiscal year ended February 29, 2012.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. – Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of February 29, 2012, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is:

  recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms regarding required disclosure; and

  accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 29, 2012. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is effective as of the fiscal year ended February 29, 2012.

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

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended February 29, 2012 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 29, 2012 and February 28, 2011 totaled $100,320 and $130,154 respectively.

b)	Audit-Related Fees – No audit-related fees were billed for the fiscal years ended February 29, 2012 and February 28, 2011.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 29, 2012 and February 28, 2011 totaled $18,840 and $18,000 respectively for tax compliance, advice and planning.

d)	All Other Fees – No other fees were billed for the fiscal years ended February 29, 2012 and February 28, 2011.

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

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Tender Offer

On May 9, 2012, the Company announced its intention to commence a modified “Dutch Auction” tender offer to repurchase up to US-$800,000 in value of its common shares at a cash purchase price of not less than US$4.10 per share. The tender offer will commence on or about May 18, 2012, and the tender offer is to be funded through available cash.

Share Buyback

In the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, the Company’s Board of Directors authorized a share repurchase program for the repurchase of up to US$3,000,000 of the Company’s outstanding common shares. A total of 344,381 common shares were purchased during the fiscal year ended February 29, 2012 for a total cost of US$1,199,500. All shares repurchased in the fiscal year have been returned to treasury.

The following table provides details of the Company’s share repurchases during the fiscal year ended February 29, 2012.

Period	Total Number of Shares Purchased	Average Price Paid per Share (CAD)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Program
Month #1 March 1 – 31, 2011	26,583	$ 3.34	26,583	-
Month #2 April 1 – 30, 2011	nil	n/a	nil	-
Month #3 May 1 – 31, 2011	72,230	$ 3.22	72,230	-
Month #4 June 1 – 30, 2011	11,200	$ 2.54	11,200	-
Month #5 July 1 – 31, 2011	111,368	$ 3.54	111,368	-
Month #6 August 1 – 31, 2011	58,200	$ 3.49	58,200	-
Month #7 Sept. 1 – 30, 2011	4,500	$ 3.76	4,500	-
Month #8 Oct. 1 – 31, 2011	19,400	$ 3.09	19,400	-
Month #9 Nov. 1 – 30, 2011	14,900	$ 3.10	14,900	-
Month #10 Dec. 1 – 31, 2011	nil	n/a	nil	-
Month #11 January 1 – 31, 2012	14,100	$ 3.45	14,100	-
Month #12 February 1 – 29, 2012	11,900	$ 3.57	11,900	-
Total	344,381	$ 2.93	344,381	US$ 588,990

(a)

The share repurchase program was originally announced in a news release on September 9, 2009, followed by additional news releases on November 19, 2010, February 15, 2011, April 29, 2011, September 29, 2011 and January 12, 2012.

(b)	The total dollar amount approved for the share repurchase program in the years ended February 28, 2010, February 28, 2011 and February 29, 2012 was US$3,000,000.

(c)	The share repurchase plan does not have an expiry date.

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

Item 16H. – Mine Safety Disclosure

Not applicable.

P A R T III

Item 17. – Financial Statements.

Not applicable.

Item 18. – Financial Statements.

The following financial statements for the year ended February 29, 2012 are included in this report:

(a)	Balance sheets

(b)	Statements of Income (Loss) and Comprehensive Income (Loss)

(c)	Statements of Cash Flows

(d)	Statements of Changes in Shareholders’ Equity

(e)	Notes to the Consolidated Financial Statements

Leading Brands, Inc.
Consolidated Financial Statements
February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

Independent Auditors’ Report

Consolidated Financial Statements

Balance Sheets

Statements of Income (Loss) and Comprehensive Income (Loss)

Statements of Cash Flows

Statements of Changes in Shareholders’ Equity

Notes to the Consolidated Financial Statements

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the accompanying consolidated financial statements of Leading Brands, Inc. which comprise the consolidated balance sheets as at February 29, 2012 and February 28, 2011 and the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 29, 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Leading Brands, Inc. as at February 29, 2012 and February 28, 2011 and the results of its operations and its cash flows for each of the years in the three-year period ended February 29, 2012, in accordance with United States Generally Accepted Accounting Principles.

As discussed in Notes 1 and 17 to the consolidated financial statements, effective February 29, 2012, the Company changed its method of accounting for certain shipping supplies.

/s/ BDO CANADA LLP

Chartered Accountants
Vancouver, Canada
May 10, 2012

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at	Feb. 29, 2012	Feb. 28, 2011

Assets
Current
Cash and cash equivalents	$1,189,539	$1,870,600
Accounts receivable	722,387	730,884
Inventory (Note 2)	1,281,653	974,739
Prepaid expenses and deposits (Note 4)	173,650	177,915
	3,367,229	3,754,138
Property, plant and equipment (Note 3)	8,821,967	9,108,285
Other assets	77,256	-
Deferred tax assets (Note 11)	2,714,627	2,807,730
Total Assets	$14,981,079	$15,670,153

Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	$1,855,819	$1,589,861
Current portion of long-term debt	134,852	487,613
Current portion of lease inducement	24,491	25,560
	2,015,162	2,103,034
Long-term debt (Note 5)	218,374	1,628,412
Lease Inducement (Note 6)	-	24,491
Derivative Liability – non-employee stock options (Note 10)	263,143	245,983
	2,496,679	4,001,920
Shareholders’ Equity
Share Capital
Authorized (Note 8(a)) 500,000,000 common shares without par value 20,000,000 preferred shares without par value
Issued 3,236,668 common shares (2011 – 3,579,249)	36,678,050	40,607,350
Treasury stock	-	(19,536)
Additional paid-in capital	15,815,876	12,640,803
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(40,587,442)	(42,138,300)
	12,484,400	11,668,233
Total Liabilities and Shareholders’ Equity	$14,981,079	$15,670,153

Approved on behalf of the Board:

          /s/Ralph McRae________________________ Director
          /s/Darryl Eddy_________________________ Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

For the year ended	Feb. 29, 2012	Feb. 28, 2011	Feb. 28, 2010

Gross Sales	$19,456,505	$20,048,942	$22,172,673

Less: Discounts, rebates and slotting fees	(1,052,453)	(1,139,911)	(1,646,440)

Net Sales	18,404,052	18,909,031	20,526,233

Expenses (income)
Cost of sales	11,287,079	11,690,856	13,422,152
Selling, general and administrative	4,656,298	5,862,189	4,217,008
Depreciation of property, plant and equipment	676,464	701,389	728,993
Interest on long-term debt	114,902	166,450	221,795
Interest on current debt	725	958	7,762
Gain on contract settlement (Note 7)	-	(158,960)	-
Foreign exchange loss (gain)	4,666	(6,619)	(21,330)
Interest income	(8,216)	(15,997)	(5,066)
Change in fair value of derivative liability	17,160	65,676	-
Loss on disposal of assets	11,013	4,238	8,515

	16,760,091	18,310,180	18,579,829

Income before income tax	1,643,961	598,851	1,946,404

Income tax provision (Note 11)	93,103	680,879	735,133

Net income (loss)	1,550,858	(82,028)	1,211,271

Comprehensive income (loss)	$1,550,858	$(82,028)	$1,211,271

Earnings per share
Basic	$0.46	$(0.02)	$0.30
Diluted	$0.44	$(0.02)	$0.30

Weighted average common shares outstanding
Basic (Note 8(e))	3,368,751	3,853,866	3,980,202
Diluted	3,541,859	3,853,866	3,980,202

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the year ended	Feb 29, 2012	Feb 28, 2011	Feb 28, 2010

Cash provided by (used in)

Operating activities
Net income (loss)	$1,550,858	$(82,028)	$1,211,271
Items not involving cash
Depreciation of property, plant and equipment	676,464	701,389	728,993
Amortization of leasehold inducement (Note 6)	(25,560)	(25,560)	(25,560)
Loss on disposal of assets	11,013	4,238	8,515
Non-cash component of gain on contract settlement	-	(108,960)	-
Stock based compensation (Note 9, 10)	414,822	1,674,875	249,442
Change in derivative liability (Note 10)	17,160	65,677	-
Deferred income tax provision	93,103	680,879	735,133
Changes in non-cash operating working capital
Accounts receivable, net	8,497	400,105	347,444
Inventory, net	(306,914)	643,786	1,274,261
Prepaid expenses and other assets	(72,991)	(47,936)	47,659
Accounts payable	265,958	(614,403)	(144,620)

	2,632,410	3,292,062	4,432,538
Investing activities
Purchase of property, plant and equipment	(401,709)	(597,762)	(349,068)
Proceeds on disposal of assets	561	-	10,519

	(401,148)	(597,762)	(338,549)
Financing activities
Decrease in bank indebtedness	-	-	(1,512,915)
Repurchase of common shares	(1,168,764)	(1,032,525)	(187,417)
Proceeds from issuance of common shares	19,251	-	-
Repayment of long-term debt	(1,762,800)	(1,690,608)	(1,194,374)

	(2,912,313)	(2,723,133)	(2,894,706)

Decrease (increase) in cash and cash equivalents	(681,051)	(28,833)	1,199,283

Effect of exchange rates on cash	(10)	47	172

Cash and cash equivalents, beginning of year	1,870,600	1,899,386	699,931

Cash and cash equivalents, end of year	$1,189,539	$1,870,600	$1,899,386

Supplementary disclosure of cash flow Information

Cash paid (received) during the year
Interest received	$(8,216)	$(15,997)	$(5,066)
Interest paid	79,061	169,783	233,668
Income taxes	-	-	-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

				Additional			Total
	Common Stock		Treasury	Paid-In		Accum.	Shareholders’
	Shares	Amount	Stock	Capital	AOCI	Deficit	Equity

Balance at March 1, 2009	3,991,625	$45,283,762	$-	$7,420,785	$577,916	$(43,267,543)	$10,014,920
Net income						1,211,271	1,211,271
Shares repurchased under provisions of the share repurchase plan			(775,089)	587,672			(187,417)
Shares cancelled	(68,350)	(775,089)	775,089				-
Stock based compensation expense (Note 9)				249,442			249,442

Balance at February 28, 2010	3,923,275	44,508,673	-	8,257,899	577,916	(42,056,272)	11,288,216
Net loss						(82,028)	(82,028)
Shares repurchased under provisions of the share repurchase plan			(3,920,859)	2,888,335			(1,032,524)
Shares cancelled	(344,026)	(3,901,323)	3,901,323				-
Stock based compensation expense (Note 9)				1,494,569			1,494,569

Balance at February 28, 2011	3,579,249	40,607,350	(19,536)	12,640,803	577,916	(42,138,300)	11,668,233
Net income						1,550,858	1,550,858
Exercise of stock options	7,400	39,192		(19,941)			19,251
Shares repurchased under provisions of the share repurchase plan			(3,948,956)	2,780,192			(1,168,764)
Shares cancelled	(349,981)	(3,968,492)	3,968,492				-
Stock based compensation expense (Note 9)				414,822			414,822

Balance at February 29, 2012	3,236,668	$36,678,050	$-	$15,815,876	$577,916	$(40,587,442)	$12,484,400

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles

Nature of Operations

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

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Change in Generally Accepted Accounting Principles

The Company historically prepared its consolidated financial statements in conformity with Canadian generally accepted accounting principles and provided a supplemental reconciliation to U.S. GAAP. Effective March 1, 2011, the Company adopted U.S. GAAP as the comprehensive basis of financial reporting for its consolidated financial statements. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP.

Change in Accounting Principle

Effective February 29, 2012, Management determined that to better reflect the Company’s operations it would be more appropriate to expense the pallets when purchased as a cost of sale as incurred. The change in accounting principle was adopted retroactively, with restatement of prior years’ financial statements. Refer to Note 17 for more information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes.

On an ongoing basis, the Company evaluates its estimates, including those related to inventories, trade receivables, useful lives of property, plant and equipment, income taxes, and stock-based compensation, among others. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Foreign-currency denominated transactions are translated at the rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All such exchange gains and losses are included in the determination of income.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

Cash and Cash Equivalents	Amounts recognized as cash and cash equivalents include investments of surplus cash in highly liquid securities with maturities at date of purchase of three months or less.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $43,353 and $24,227 as of February 29, 2012 and February 28, 2011, respectively, are netted against accounts receivable.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold.

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

Management review property, plant and equipment for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. If required an undiscounted operating cash flow analysis is completed to determine if impairment exits. When testing for impairment of assets held for use, assets and liabilities are grouped at the lowest level for which cash flows are separately identifiable. If impairment is determined to exist, the loss is calculated based on estimated fair value.

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured. The Company records shipping and handling revenue as a component of sales revenue, and shipping and handling costs are included in the cost of sales.

Incentives offered to customers including rebates, cash discounts, volume discounts, and slotting fees are recorded as a reduction of net sales when sales are recognized.

Stock-Based Compensation

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss). Compensation costs for employees are amortized over the period from the grant date to the date the options vest. Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period. Compensation for non-employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

Income Tax

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction when these differences are expected to be realized. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the deferred income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management has determined certain of these deferred tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance (Note 11). No reserves for an uncertain tax position have been recorded for the years ended February 29, 2012 or February 28, 2011.

Comprehensive Income	Comprehensive income includes both net earnings and other comprehensive income. Net income and other comprehensive income are presented in a single continuous statement.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

Fair Value Measurements

The book value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of those instruments. Based on borrowing rates currently available to the Company under similar terms, the book value of long term debt and capital lease obligations approximate their fair values. The fair value hierarchy under US GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - observable inputs other than Level I, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company had certain financial liabilities required to be recorded at fair value on a recurring basis in accordance with US GAAP. As at February 29, 2012 and February 28, 2011, the derivative liability on non-employee stock options is a financial liability classified for Level 3 fair value measurement. See Note 15 for more information.

Recent Accounting Pronouncements

Fair Value Measurements

In May 2011, the FASB provided amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments provide clarification and / or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

Recent Accounting Pronouncements (continued)

Comprehensive Income

In June and December 2011, the FASB provided amendments requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The Company has early implemented the requirements and presents net income and other comprehensive income in a single continuous statement.

Embedded Derivatives

In April 2010, the FASB provided amendments to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Guidance was provided on the classification of a share-based payment award as either equity or a liability. These amendments were effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The early adoption of the provisions of this amendment for the year-ended February 28, 2011, allowed for the Company not to separately account for employee stock options as a liability measured at fair value and marked-to- market each period with the changes in the fair value each period charged or credited to income.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

2.	Inventory

	2012	2011
Finished goods, net	$610,421	$524,967
Raw materials	671,232	449,772
	$1,281,653	$974,739

The ending balance above includes a total inventory obsolescence provision of $115,413 as at February 29, 2012 (2011 - $117,320).

3.	Property, Plant and Equipment

	2012
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$14,851,617	$7,689,018	$7,162,599
Buildings	1,931,944	1,163,572	768,372
Automotive equipment	9,567	8,934	633
Land	433,613	-	433,613
Land improvements	1,861	1,171	690
Leasehold improvements	229,482	170,409	59,073
Furniture and fixtures	603,049	544,013	59,036
Computer hardware and software	2,604,200	2,266,249	337,951
	$20,665,333	$11,843,366	$8,821,967

	2011
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$14,480,584	$7,156,979	$7,323,605
Buildings	1,931,944	1,123,131	808,813
Automotive equipment	39,476	36,937	2,539
Land	433,613	-	433,613
Land improvements	1,861	1,111	750
Leasehold improvements	229,482	155,641	73,841
Furniture and fixtures	601,544	535,996	65,548
Computer hardware and software	2,628,763	2,229,187	399,576
	$20,347,267	$11,238,982	$9,108,285

Property, plant and equipment includes equipment acquired under capital leases with an initial cost of $2,687,820 (2011 - $2,687,820). Accumulated amortization of assets acquired under capital leases is $767,919 (2011 - $623,410). No impairment of property, plant, and equipment was recognized in the year ended February 29, 2012 (2011 - nil).

4.	Prepaid Expenses and Deposits

	2012	2011
Slotting fees	$29,354	$22,470
Insurance premiums	61,459	73,563
Rental deposits and other	82,837	81,882
	$173,650	$177,915

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

5.	Long-term Debt

		2012	2011

a)	Bank loan, principal and interest repayable at $8,408 per month including interest at a rate of bank prime plus 1.25%.	$-	$837,100

b)	Capital lease, principal and interest repayable at $6,907 per month including interest at a five-year fixed rate of 6.53% per annum, collateralized by certain pieces of manufacturing equipment.	-	150,912

c)	Capital lease, principal and interest repayable at $15,024 per month including interest at a seven-year fixed rate of 6.575% per annum, collateralized by certain pieces of manufacturing equipment	-	647,928

d)	Capital lease, principal and interest repayable at $12,729 per month including interest at a seven-year fixed rate of 6.125% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	353,226	480,085
		353,226	2,116,025
	Less: current portion	134,852	487,613
		$218,374	$1,628,412

Minimum payments due over the remaining terms of the capital lease are as follows:

	Principle	Interest
2013	$134,852	$17,981
2014	143,347	9,396
2015	75,027	1,346
2016 and thereafter	-	-

	$353,226	$28,723

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (2011 - $3,500,000) subject to the availability of eligible collateral. As at February 29, 2012, $440,000 (2011 - $661,000) of the facility was available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.75% to 2.25% (2011- 1.75% to 2.25%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in Compliance with at February 29, 2012 and February 28, 2011.

6.	Lease Inducement

In the 2009 fiscal year, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount is being amortized over the remainder of the lease term. The amortization for the fiscal year ended February 29, 2012 was $25,560 (2011 - $25,560; 2010 - $25,560) with a corresponding credit to rental expense under the category of selling, general and administrative expenses.

7.	Gain/Loss on Contract Settlements

In the fiscal year ended February 28, 2011, the Company recorded a gain of $158,960 relating to the termination of a distribution agreement and a long-standing liability settlement.

No contract settlements occurred in the years ended February 29, 2012 and February 28, 2010.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

8.	Shareholders’ Equity

a)	Share capital	Number of Authorized Shares
		2012	2011	2010
	Common shares without par value	500,000,000	500,000,000	500,000,000

	Preferred shares without par value	9,999,900	9,999,900	9,999,900
	Series “A” preferred shares	1,000,000	1,000,000	1,000,000
	Series “B” preferred shares	100	100	100
	Series “C” preferred shares	1,000,000	1,000,000	1,000,000
	Series “D” preferred shares	4,000,000	4,000,000	4,000,000
	Series “E” preferred shares	4,000,000	4,000,000	4,000,000
		20,000,000	20,000,000	20,000,000

There are no preferred shares outstanding as at February 29, 2012 (2011 - nil; 2010 - nil).

In the year ended February 29, 2012, the Company repurchased and cancelled 344,381 of its issued and outstanding shares in the amount of $1,149,228, and cancelled an additional 5,600 shares held in treasury at prior year-end in the amount of $19,536. Since the average issue price of cancelled common shares at the time of repurchase was $11.34, share capital has been reduced by $3,968,492 and additional paid-in capital has been increased by $2,780,192.

In the year ended February 28, 2011, the Company repurchased 349,626 of its issued and outstanding shares in the amount of $1,032,524, of which 5,600 shares were held in treasury at year-end in the amount of $19,536. For those shares repurchased and cancelled, share capital was reduced by $3,901,323 and additional paid-in capital increased by $2,888,335.

In the year ended February 28, 2010, the Company repurchased 68,350 of its issued and outstanding shares in the amount of $187,417. On cancellation of these shares, share capital was reduced by $775,089 and additional paid-in capital increased by $587,672.

b)	Shareholder protection rights plan

On August 26, 2003, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price.

At the Annual General Meeting on June 30, 2010, shareholders approved the updating and five-year extension of the Company’s Shareholder Protection Rights Plan.

c)	Stock options

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods including immediately, one and five years. Options granted generally have a life of 10 years. The Company does not have a formal stock option plan.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

8.	Shareholders’ Equity (continued)

	c)	Stock options (continued)

At February 29, 2012, stock options were outstanding and exercisable as follows:

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life (Years)	Price (USD)	Exercisable	Price (USD)
$2.45 to $2.99	692,000	8.25	2.45	692,000	2.45
$3.00 to $3.99	194,000	7.11	3.17	131,370	3.12
$4.00 to $5.99	40,433	2.54	5.07	40,433	5.07
$6.00 to $24.65	50,000	5.64	9.21	40,756	9.50
	976,433			904,559

A summary of the Company’s stock option activity is as follows:

		Weighted Average
	Outstanding	Exercise Price
	Options	(USD)
Options outstanding as at March 1, 2009	418,166	$5.10
Granted	65,000	3.50
Forfeited	(25,333)	5.84
Expired	(22,033)	6,43
Options outstanding as at February 28, 2010	435,800	4.74
Granted	747,000	2.45
Forfeited	(64,166)	3.16
Expired	(149,634)	4.82
Options outstanding as at February 28, 2011	969,000	3.07
Granted	20,000	3.00
Expired	(5,167)	7.22
Exercised	(7,400)	2.63
Options outstanding as at February 29, 2012	976,433	$3.05

Options exercisable, February 29, 2012	904,559	2.98
Options vested and expected to vest	976,433	$3.05

The aggregate intrinsic value of stock options exercised during the year ended February 29, 2012 was $8,060 USD (2011 - $nil, 2010 - $nil).

The aggregate intrinsic value of stock options outstanding as at February 29, 2012 was $1,059,900 USD (2011 - $667,950, 2010 - $nil).

The aggregate intrinsic value of stock options exercisable as at February 29, 2012 was $1,023,571 USD (2011 - $560,052, 2010 - $nil).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

8.	Shareholders’ Equity (continued)

	c)	Stock options (continued)

A summary of the Company’s non-vested stock option activity and related information for the year ended February 29, 2012 is as follows:

		Weighted Average
	Outstanding	Exercise
	Options	Price (USD)
Non-vested at March 1, 2011	213,225	3.36
Granted	20,000	3.00
Vested	(159,755)	3.11
Forfeited	(1,596)	3.00
Non-vested at February 29, 2012	71,874	7.93

As of February 29, 2012, there was $217,622 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.0 years.

d)	Share purchase warrants

The Company’s issued and outstanding share purchase warrants as at February 29, 2012, February 28, 2011 and February 28, 2010 are as follows:

	Number of	USD Average
	Warrants	Exercise Price

Share purchase warrants issued and outstanding	363,400	$19.75

The Company issued 330,000 common share purchase warrants related to the private placement and 33,400 common share purchase warrants to the placement agent pursuant to the terms of an agreement related to the issuance of common shares on August 9, 2007. Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $16.45 USD per share in the event that the Company issues new shares at a price lower than the exercise price.

e)	Earnings (loss) per common share

The Company uses the Treasury Stock Method to calculate earnings (loss) per common share. Under this method basic earnings (loss) per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share calculation assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

For the years ended February 29, 2012, February 28, 2011, and February 28, 2010, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 511,400, 1,332,400 and 799,200, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

8.	Shareholders’ Equity (continued)

	e)	Earnings (loss) per common share (continued)

Reconciliations of weighted average shares used in the earnings (loss) per common share calculations are set out below:

	2012	2011	2010
Weighted average shares - basic EPS	3,368,751	3,853,866	3,980,202
Plus: incremental shares from assumed exercise of stock options	173,108	-	-
Weighted average shares - diluted EPS	3,541,859	3,853,866	3,980,202

9.	Stock-Based Compensation

The weighted average date-of-grant fair value of the options granted during the year ended February 29, 2012 was $2.65 USD per option (2011- $2.17 USD; 2010 - $3.24 USD). The estimated fair value of the stock options granted was determined using the Black-Scholes options pricing model with the following weighted-average assumptions:

	2012	2011	2010

Risk-free rate	1.11%	3.29%	3.51%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	97%	94%	108%
Weighted average expected life of the options (months)	120	120	120

In connection with the vesting of certain employees’, officers’ and directors’ stock options for the year ended February 29, 2012, the Company has recorded stock option compensation of $414,822 (2011 - $1,494,569; 2010 - $249,442) which was credited to additional paid-in capital and expensed in selling, general and administrative expenses in the year.

10.	Derivative Liability

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in US dollars are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change of fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

10.	Derivative Liability (continued)

The non-employee share purchase option liabilities are accounted for at their respective fair values and are summarized as follows:

	2012	2011
Derivative liability, opening balance	$245,983	$-
Fair value of non-employee options granted	-	180,306
Fair value of non-employee options exercised	-	-
Change in fair value of options	17,160	65,677
Derivative liability, closing balance	$263,143	$245,983

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at February 29, 2012 were as follows: (1) risk-free rate of 1.78% (2011 - 3.48%); (2) dividend yield of nil (2011 - nil); (3) an expected volatility of 113.4% (2011 – 106.1%); (4) an expected life of 99 months (2011 - 111 months); and (5) an exercise price of $2.45 USD. These options have been included in the stock options data presented in in Note 8c.

Non-employee option holders’ exercise will result in a reduction of the option derivative liability.

11.	Income Tax

Earnings before income taxes and the provision for income taxes consisted of the following for the years ended February 29, 2012, February 28, 2011, and February 28, 2010:

	2012	2011	2010

Earnings before income taxes:
Canada	$1,797,445	$762,748	$2,106,138
United States	(153,484)	(164,167)	(159,734)
Total	$1,643,961	$598,851	$1,946,404

Provision for income taxes:
Current	$-	-	-
Deferred, Canada	93,103	680,879	735,133
Deferred, United States	-	-	-
Total	$93,103	$680,879	$735,133

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

11.	Income Tax (continued)

Income tax computed at statutory tax rates reconciles to the income tax provision, using a 26.25% (2011 - 28.17%, 2010 - 29.75%) statutory tax rate, as follows:

	2012	2011	2010

Tax at statutory rates at CDN rates	$431,540	$168,696	$579,055
Foreign loss taxed at US rates	(17,894)	(14,356)	(9,571)
Effect of change in statutory rate	14,400	19,500	(29,569)
Effect of foreign exchange on loss carry-forwards	(100,346)	204,076	343,189
Stock-based compensation	108,776	471,812	72,199
Expiry of loss carry-forwards	104,076	16,742	13,089
Other items, net	(23,278)	(4,420)	(14,358)
Change in valuation allowance	(424,171)	(181,171)	(218,901)
Income tax provision for year	$93,103	$680,879	$735,133

As at February 29, 2012, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $6.4 million which can be applied against future earnings in Canada and $8.3 million in the United States. The net operating loss carry forward amounts commence to expire in 2025 through 2032.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2012	2011

Operating and other losses carried forward	$4,684,015	$4,284,223
Property, plant and equipment	1,141,065	2,000,392
Trademark and deferred costs	104,529	107,529
Un-realized foreign exchange loss	39,171	37,829
Financing costs	-	56,081
Total deferred tax assets	5,968,780	6,486,054
Valuation allowance	(3,254,153)	(3,678,324)

Net deferred tax assets	$2,714,627	$2,807,730

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of tax assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

The tax years that remain open to examination by the tax authorities are generally 2007-2012. The net operating losses from prior years are subject to adjustment under examination to the extent they remain unutilized in an open year.

There are no uncertain tax positions to recognize at February 29, 2012 and February 28, 2011.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

12.	Commitments

The Company is committed to a sponsorship agreement and annual operating leases for premises and equipment. The minimum amounts due over the remaining terms of those agreements are as follows:

2013	$468,777
2014	64,760
2015	64,760
2016	-
2017 and thereafter	-

Total future minimum payments	$598,297

The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

13.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

14.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2012	2011	2010

i)	Incurred consulting fees with a company related by a director in common	$84,000	$84,000	$84,000

ii)	Incurred professional service fees with a company related by a director in common	$528,000	$528,000	$479,600

iii)	Incurred marketing consulting services with a company related by a director in common	$76,700	$74,200	$64,800

iv)	Incurred services from a company related by a director in common	$574	$748	$750

v)	Incurred consulting fees with a company related by an officer in common	$260,350	$239,118	$192,218

vi)	Incurred services from a company related by a director in common	$7,217	$4,070	$2,525

vii)	Incurred brokerage and placement agent fees and expenses from a company related by a director in common	$-	$-	$4,929

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

15.	Fair Value of Financial Instruments

The Company’s financial assets and financial liabilities as at February 29, 2012, measured at fair value on a recurring basis are summarized below:

	Quoted	Significant	Significant
	Prices in	Observable	Unobservable	Balance,
	Active Market	Inputs	Inputs	February 29,
	(Level 1)	(Level 2)	(Level 3)	2012

Cash and cash equivalents	$1,189,539	$-	$-	$1,189,539
Derivative liability	-	-	(263,143)	(263,143)

	$1,189,539	$-	$(263,143)	$926,396

The Company’s financial assets and financial liabilities as at February 28, 2011, measured at fair value on a recurring basis are summarized below:

	Quoted	Significant	Significant
	Prices in	Observable	Unobservable	Balance,
	Active Market	Inputs	Inputs	February 28,
	(Level 1)	(Level 2)	(Level 3)	2011

Cash and cash equivalents	$1,870,600	$-	$-	$1,870,600
Derivative liability	-	-	(245,983)	(245,983)

	$1,870,600	$-	$(245,983)	$1,624,617

The fair value of cash and cash equivalents approximates its carrying value.

The fair value of the derivative liability for non-employee stock options is determined through use of the Black-Scholes model (Note 10).

16.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages and waters. Substantially, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

During the year ended February 29, 2012, the Company’s ten largest customers comprised approximately 87% (2011 - 86%; 2010 - 84%) and no one customer comprised more than 78% (2011 - 73%; 2010 - 67%). As at February 29, 2012 and February 28, 2011, one customer comprised more than 10% of trade receivables.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

17.	Change in Generally Accepted Accounting Principle

Effective February 29, 2012, Management determined that to better reflect the Company’s operations it would be more appropriate to expense the pallets when purchased as a cost of sale as incurred. The change in accounting principle was adopted retroactively, with retrospective adjustment of prior years’ financial statements as below. The impact on 2012 was a $23,932 reduction in comprehensive income, and a $0.01 impact on basic earnings per share. There was no impact on diluted earnings per share. Note that prior year comparatives are US GAAP adjusted.

Adjustments to Consolidated Statements of Income (Loss):

	2011	2010
Net income (loss) for the year, unadjusted	$(65,121)	$1,177,856
Adjustment to cost of sales	(16,907)	33,415
Net income (loss) for the year, adjusted	$(82,028)	$1,211,271
Comprehensive income (loss) for the year, adjusted	$(82,028)	$1,211,271
Basic income (loss) per share, unadjusted	$(0.02)	$0.30
Adjustment to income (loss) per share	(0.00)	0.00
Basic income (loss) per share, adjusted	$(0.02)	$0.30
Diluted income (loss) per share, unadjusted	$(0.02)	$0.30
Adjustment to income (loss) per share	(0.00)	0.00
Diluted income (loss) per share, adjusted	$(0.02)	$0.30

Adjustments to Assets, Liabilities and Shareholders’ Equity:

	2011	2010
Total assets, pre-adjustment	$15,857,262	$17,653,886
Adjustment to inventory, opening adjustment	(170,202)	(203,617)
Adjustment to inventory, current year	(16,907)	33,415
Total assets, as adjusted	$15,670,153	$17,483,684

Total liabilities	$4,001,920	$6,195,468
Total shareholders’ equity, pre-adjustment	$11,855,342	$11,458,418
	(170,202)
Adjustment to deficit, opening adjustment		(203,617)
Change in deficit relating to cost of sales	(16,907)	33,415
Total shareholders’ equity, as adjusted	$11,668,233	$11,288,216
Total liabilities and shareholders’ equity as adjusted	$15,670,153	$17,483,684

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

18.	Subsequent Events

On May 9, 2012, the Company announced its intention to commence a modified “Dutch Auction” tender offer to repurchase up to US $800,000 of its common shares. The tender offer will commence on or about May 18, 2012, and the tender offer will be funded through available cash.

Item 19. – Exhibits.

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities

Exchange Commission on February 3, 2010.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 2, 2010.

8.1	Subsidiaries of the Registrant

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 15, 2012

INDEX TO EXHIBITS

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 2, 2010.

8.1	Subsidiaries of the Registrant

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.