Form 20-F
period 2013-02-28
LEADING BRANDS INC
filed 2013-05-28
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2013

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

Unit 101 – 33 West 8th Avenue, Vancouver, BC, Canada V5Y 1M8
[Address of principal executive offices]

Marilyn Kerzner, Director of Corporate Affairs
Phone Number: 604-685-5200
Facsimile: 604-685-5249
Unit 101 – 33 West 8th Avenue
Vancouver, British Columbia Canada V5Y 1M8
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

As of February 28, 2013, Leading Brands, Inc. had 2,930,481 Common Shares, without par value, outstanding.

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
Yes [X]     No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
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

Forward-Looking Statements.

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
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2014;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines.

Such forward-looking statements are estimates reflecting the Company’s judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under “Item 3.D. Risk Factors,” as well as other possible risks such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. Events may occur in the future that the Company is unable to accurately predict, or over which it has no control. If one or more of those uncertainties materialize, or if the underlying assumptions prove incorrect, actual outcomes may vary materially from those forward-looking statements included in this Annual Report.

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

	FISCAL YEAR ENDED Feb. 28, 2013	FISCAL YEAR ENDED Feb. 29, 2012	FISCAL YEAR ENDED Feb. 28, 2011	FISCAL YEAR ENDED Feb. 28, 2010	FISCAL YEAR ENDED Feb. 28, 2009
Net sales / operating revenue	$17,240,342	$18,404,052	$18,909,031	$20,526,233	$28,195,650
Net income (loss)	$591,304	$1,550,858	($82,028)	$1,211,271	($5,612,619)
Earnings (loss) per share, basic	$0.20	$0.46	($0.02)	$0.30	($1.41)
Earnings (loss) per share, diluted	$0.17	$0.44	($0.02)	$0.30	($1.41)
Total assets	$14,127,121	$14,981,079	$15,670,153	$17,483,684	$19,087,857
Net assets	$11,742,831	$12,484,400	$11,668,233	$11,288,216	$10,014,920
Share Capital	$33,096,167	$36,678,050	$40,607,350	$44,508,673	$45,283,762
Long-term debt	$75,027	$218,374	$1,628,412	$2,596,069	$3,808,986
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average common shares outstanding basic and diluted	Basic: 3,012,647 Diluted: 3,314,762	Basic: 3,368,751 Diluted: 3,541,859	3,853,866	3,980,202	3,991,625

3.          Exchange Rates

Exchange Rate – May 15, 2013: 1.0173

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	April 1-30, 2013	March 1-31, 2013	Feb. 1-28, 2013	Jan. 1-31, 2013	Dec. 1-31, 2012	Nov. 1-30, 2012
High	1.0295	1.0343	1.0314	1.0101	0.9972	1.0057
Low	1.0054	1.0145	0.9952	0.9815	0.9825	0.9906

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Mar. 1, 2012 to Feb. 28, 2013	Mar. 1, 2011 to Feb. 29, 2012	Mar. 1, 2010 to Feb. 28, 2011	Mar. 1, 2009 to Feb. 28, 2010	Mar. 1, 2008 to Feb. 28, 2009
Average	0.9988	0.9914	1.0209	1.1052	1.1129

B.          Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.          Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.          Risk factors.

Risks Related To Our Business

The Company is vulnerable to exchange rate fluctuations.

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

The Company uses a limited number of suppliers.

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist for these materials, an unexpected disruption in supply or an increase in pricing would have a negative impact on production and our earnings.

The Company depends on exclusive distribution contracts.

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

The Company relies on independent distributors.

We rely on the distribution services of independent distributors in order to distribute and sell some of our beverage products to retailers and consumers. If certain of these distributors were to stop distributing our products, it would have a negative impact on our earnings.

The Company is exposed to varying degrees of competition.

Increased consolidations of our competitors with and into larger companies, increased market place competition, and more competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth. This competition is likely to continue, and we cannot assure you that it will not intensify in the future, which could materially and adversely affect our financial condition and results of operations.

Changes in the nonalcoholic beverages business environment could adversely affect our financial results.

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

Changes in laws and regulations could negatively affect our operations.

The Company is subject to various laws and regulations, and changes in such laws and regulations could have a negative impact on our operations. For example:

  the Company has significant tax loss carry-forwards available, and a change in legislation affecting these losses could negatively impact future earnings;
  changes in environmental laws affecting beverage containers could add costs to the Company’s operations and/or could decrease consumer demand for the Company’s products; and, changes in laws and regulations, such as those of the U.S. Food and Drug Administration or Canadian Food Inspection Agency, could affect the way in which our products are marketed and produced, which could have a negative impact on our production and our earnings.

The Company depends on protections afforded by trademarks and copyrights.

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

The Company is vulnerable to operating losses.

Historically, the Company has had periods of unprofitable operations. The Company’s bottling operations are relatively capital intensive and in periods of low volumes, such as during seasonal fluctuations, fixed costs can result in operating losses.

Increases in costs and/or shortages of raw materials and/or ingredients could harm our business.

The principal raw materials used by us are juice concentrates and sugar, the costs of which are subject to fluctuations. We are uncertain whether the prices of any of the above or any other raw materials or ingredients may rise in the future. We are unsure whether we will be able to pass any of such increases on to our customers. We generally do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. In addition, some of these raw materials are available from a limited number of suppliers.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

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

A significant portion of the Company’s revenue is derived from certain major customers.

The Company derives a substantial portion of its revenue from certain major customers, with the largest customer contributing 83% of our total revenue and the ten largest customers comprising 92% of revenue. The loss of certain major customers would have a negative impact on earnings.

The Company depends on key management employees.

Our business is dependent upon the continued support of existing senior management, including Ralph D. McRae, who is the Chairman, President, Chief Executive Officer and a director of the Company. Mr. McRae has been with Leading Brands since March 1996, and he has been responsible for our business planning, corporate and brand initiatives and financings. The loss of Mr. McRae, or any other key members of our existing management, could adversely affect our business and prospects. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms.

Possible conflicts of interest may arise with our directors, officers, and other members of management.

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

The Company relies on credit facilities that may not be renewed.

The Company has credit facilities that are renewed annually in order to make sure that sufficient funds are available to meet its financial needs. There is a risk that these credit facilities will not be renewed by the existing lender and that the Company would then be required to seek an alternative source of financing.

Instability in the supply of utility services and oil prices may adversely impact our results of operations.

Our operations depend on a stable supply of utilities and fuel for our distribution. As a result of recent economic instability, we cannot assure you that such instability will not impair our ability to procure required utility services or fuel in the future, which could adversely impact our financial results or operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation and we expect that they will continue to do so in the future.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

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

Other risks related to our business may arise and affect our sales and earnings.

For example, such risks may include:

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

Risks Related To Our Industry

The Company competes with large companies with greater resources.

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

Our industry is subject to various regulations and we must be in compliance with current and changing rules and regulations.

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

Significant additional labeling or warning requirements may inhibit sales of affected products.

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

Risks Related To Our Capital Stock

Our common shares have experienced significant price volatility.

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of US$0.25 to a high of US$7.35 during the five year period from March 1, 2008 to February 28, 2013. (These amounts have been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.) During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares. The Company has had periods where the bid price of the Company’s common shares closed below US$1.00 per share, and therefore there is a risk that the Company will not continue to meet the minimum requirement for continued listing under NASDAQ’s Marketplace Rule 5550(a)(2).

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares.

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX.” As of February 28, 2013, there were 2,930,481 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

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
  we would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20- F and 6-K;
  we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;
  we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers; and

  if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the Securities and Exchange Commission (the “SEC”) as a condition to any such financing.

We are incorporated in British Columbia, Canada, all of our directors and officers live in Canada, and most of our assets are in Canada; therefore, investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

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

We may be deemed to be a controlled foreign corporation or a passive foreign investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

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

33 W. 8th Avenue – Unit 101
Vancouver BC
Canada V5Y 1M8
Tel: 604-685-5200

4.

During the period since the beginning of the last fiscal year to May 15, 2013, there have been no material reclassifications, mergers or consolidations of the Company or any of its subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or bankruptcy, receivership or similar proceedings with respect to the Company or its subsidiaries.

5.

The Company expended $1,496,572 on the purchase of property, plant and equipment in the fiscal year ended February 28, 2013, of which $775,243 was for bottling equipment, $365,248 was for leasehold improvements, $265,332 was for vehicles, and $90,749 was for office equipment, computers and software. The Company expended $401,709 on the purchase of property, plant and equipment in the fiscal year ended February 29, 2012, of which $371,033 was for bottling equipment and $30,676 was for office equipment, computers and software. The Company expended $597,762 on the purchase of property, plant and equipment in the year ended February 28, 2011, of which $529,542 was for bottling equipment and $68,220 was for office equipment, computers and software.

6.	Capital expenditures that are planned for the fiscal year ending February 28, 2014 are in Canada and will be funded with cash on hand, by the Company’s primary lender, or some combination of the two.

7.

There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

B.	Business overview.

1.

The Company and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development and brand management of beverage products. The Company has evolved into a fully integrated bottling and distribution operation with customers across Canada, the western United States, and Asia.

In the fiscal year ended February 28, 2013, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s beverage business in Canada, and Blue Beverage Company, Inc. was the principal sales subsidiary in the United States.

2.	Beverage Bottling, Distribution and Sales and Marketing

Bottling Plant. In the fiscal year ended February 28, 2013, the Company operated a 50,000 square foot bottling plant in Edmonton, Alberta. The Company bottles juices and new age beverages for a “co-pack customer” (as defined below) and the Company’s own branded products. The Company’s plant is primarily a “hot fill” plant designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives.

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

The Company operates in Canada as a fully integrated healthy beverage bottler and distributor.

Distribution. In addition to the bottling plant, the sales and distribution system has a regional warehouse distribution center located in Edmonton, Alberta. In addition, there are third party distribution centers in Greater Vancouver, Metro Toronto, and in the State of Washington. The sales and distribution system distributes a variety of beverages to retail, wholesale and distribution outlets. As a market of approximately 34,000,000 people, covering more than 2,000,000 square miles, the Company believes that it is more cost effective for the Company to use a network of distributors to assist in the distribution of its products in Canada.

Sales and Marketing. The Company believes it differentiates itself in the marketplace with its customer service and product innovation. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers’ beverage inventory.

The Company has a sales and marketing team and outside broker network that covers most of Canada and the western United States. Through its distribution network, broker network and the Company’s sales team, the Company maintains contact with its customers and provides the sales and merchandising services necessary to ensure proper presentation of the Company’s brands on store shelves and to assure appropriate ordering and pull-through of the Company’s products.

The sales and marketing team in Canada covers all aspects of the retail trade, including chain grocery and drug stores, mass merchandise centers, food service outlets and convenience stores.

The Company’s marketing department continuously develops and implements innovative marketing programs for all the brands represented. From sales booklets and point of sale materials to contests, sampling events, interactive websites and in-store demonstrations, the Company works to bring its brands to the top of its consumers’ minds. The Company strives to promote and market all the brands it represents in a healthy, positive and informed environment.

Brand Licensing and Brand Development

The Company has increased its focus on the development of its own brands. Several of the Company’s branded products, including TrueBlue®, PureBlue®, LiteBlue®, TrueBlackTM and Happy Water™ are packaged and managed by the Company.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 28, 2013, net export sales were less than 10% of the Company’s net revenues.

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

♦	Sugar is commodity priced and is generally purchased under a one-year contract. There are several suppliers in both Canada and the United States.

♦

Bottles are generally purchased in the United States, but there is a PET bottle supplier in Canada. PET pricing is affected by changing oil prices. Clear glass supply can be limited due to market demand for this item. Pricing tends to remain stable during the year.

♦	Closures and flavorings are generally purchased in the United States, but Canadian suppliers are becoming available.

♦	Cardboard is widely available and, while pricing fluctuates from year to year, it is generally stable in the short term.

♦

Juice concentrates are commodity priced and generally purchased under volume contracts. Pricing varies with availability and demand and is impacted by crop performance in the respective growing regions.

5.

The Company’s marketing and sales are handled by a combination of the Company’s sales force and outside brokers and agents. In markets outside of Canada, principally in the United States and Asia, the Company uses third-party contractors for market development and sales.

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

C.	Organizational structure.

Following is a list of the Company’s significant subsidiaries as of February 28, 2013:

•	Leading Brands of Canada, Inc. (“LBCI”):
	-	incorporated provincially in Alberta, Canada;
	-	100% owned by Leading Brands, Inc.;
	-	is the Company’s principal operating subsidiary in Canada; and
	-	also operates as North American Bottling (a division of LBCI).

•	Blue Beverage Company, Inc.:
	-	incorporated in Nevada, USA;
	-	100% owned by Leading Brands, Inc.; and
	-	is the Company’s principal operating subsidiary in the United States.

•	LBI Brands, Inc.:
	-	incorporated provincially in British Columbia, Canada;
	-	100% owned by Leading Brands, Inc.; and
	-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

•	Neurogenesis Inc.:
	-	incorporated federally in Canada;
	-	100% owned by Leading Brands, Inc.; and
	-	operating company for the Happy Water brand

D.          Property, plant and equipment.

Leading Brands owns and operates a 50,000 square foot bottling plant in Edmonton, Alberta. The plant contains two lines for a combined 144 oz. equivalent case capacity of approximately 10,000,000 cases per annum.

The Company leases a property occupying 61,872 square feet in Edmonton, Alberta which serves as a regional warehouse and distribution centre. The Company also utilizes third party distribution centres in Ontario, British Columbia, and the State of Washington.

The Company’s head office is located at Unit 101 – 33 W. 8th Avenue, Vancouver BC Canada. The space occupies 6,955 square feet and is leased until February 2023.

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

Overall Performance

The major developments during the year ended February 28, 2013 included:

  The Company declined its gross margin percentages from 38.7% in the fiscal year ended February 29, 2012 to 37.2% in the fiscal year ended February 28, 2013; and

  The Company saw a decrease in its net income from net income of $1,550,858 for the fiscal year ended February 29, 2012 on $19.5 million in gross sales to a net income of $591,304 in the fiscal year-ended February 28, 2013 on $18.4 million gross sales, principally due to a decrease in gross sales, and increased costs.

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2013	February 29, 2012
Manufactured Products	$17,685,644	$18,621,941	($936,297)

Purchased Products	$680,227	$834,564	($154,337)

Total Gross Revenue	$18,365,871	$19,456,505	($1,090,634)

Discounts, Allowances and Rebates	($ 1,125,529)	($1,052,453)	($73,076)

Net Revenue	$17,240,342	$18,404,052	($1,163,710)

Gross sales for the fiscal year ended February 28, 2013 were $18,365,871 compared to $19,456,505 for the previous fiscal year, representing a decrease of 5.6%. This decrease of $1,090,634 in gross sales for the year ended February 28, 2013 was the result of the following:

  decreased revenues from manufactured products of $936,297 due to the Company focusing its efforts on brands that are more profitable and a lag in listings of the Company’s principal juice brands due to a change in packaging format; and
  decreased sales of products that the Company purchases for resale of $154,337 due to reduced sales volumes.

Discounts, rebates and slotting fees for the fiscal year ended February 28, 2013 increased $73,076 compared to the prior fiscal year as the Company invested in new listings and promotions of its branded beverages.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2013	February 29, 2012
Manufactured Products	$10,335,513	$10,665,787	($330,274)

Purchased Products	$497,270	$621,292	($124,022)

Total	$10,832,783	$11,287,079	($454,296)

Cost of sales for the fiscal year ended February 28, 2013 was $10,832,783 compared to $11,287,079 for the previous fiscal year, representing a decrease of 4.0%. This decrease in cost of sales of $454,296 for the year ended February 28, 2013 was the result of the following:

  lower cost of sales from products that the Company purchases for resale of $124,022 in comparison to the prior fiscal year due to reduced sales volumes; and
  decreased cost of sales of products that the Company manufactures of $330,274 primarily due to reduced sales volumes.
Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2013	February 29, 2012

Manufactured Products	$6,286,705	$6,945,434	($658,729)

Purchased Products	$120,854	$171,539	($50,685)

Total	$6,407,559	$7,116,973	($709,414)

Margin percentage	37.2%	38.7%	(1.5%	)

Margin for the fiscal year ended February 28, 2013 was $6,407,559 compared to $7,116,973 for the previous fiscal year, representing a decrease in margin as a percentage of net sales of 1.5%. The decrease in margin of $709,414 for the fiscal year ended February 28, 2013 was the result of decreased margin from products that the Company purchases for resale of $50,685, and manufactured products of $658,729.

Selling, General and Administrative Expenses

For the fiscal year ended February 28, 2013, selling, general and administrative expenses increased $84,077 from $4,656,298 in the fiscal year ended February 29, 2012 to $4,740,375 in the year ended February 28, 2013 as a result of:

  increased selling and marketing costs of $392,290; offset by, decreased stock-based compensation expense of $262,905; and
  decreased administration costs of $45,308.

Other Expenses and Recovery

Interest on current and long-term debt was lower due to the Company’s repayment of $1.7 million of outstanding debts in the prior fiscal year. The Company recorded interest expense on current and long-term debt of $18,165 as compared to $115,627 in the prior fiscal year.

In the fiscal year ended February 28, 2013, the Company recorded interest income from bank balances of $2,908 compared to $8,216 in the prior fiscal year.

The Company recorded a non-cash income tax expense of $306,652 in the fiscal year ended February 28, 2013 relating to Canadian operations, as compared to a $93,103 expense in the prior fiscal year. Deferred tax assets in other operating entities are offset by a valuation allowance.

Depreciation expense increased to $681,045 for the fiscal year ended February 28, 2013, as compared to $676,464 in the prior fiscal year.

Fiscal Year Ended February 29, 2012

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2012	February 28, 2011

Manufactured Products	$18,621,941	$18,468,208	$153,733

Purchased Products	$834,564	$1,580,734	($ 746,170)

Total Gross Revenue	$19,456,505	$20,048,942	($ 592,437)

Discounts, Allowances and Rebates	($ 1,052,453)	($ 1,139,911)	$87,458

Net Revenue	$18,404,052	$18,909,031	($ 504,979)

Gross sales for the fiscal year ended February 29, 2012 were $19,456,505 compared to $20,048,942 for the previous fiscal year, representing a decrease of 3.0%. This decrease of $592,437 in gross sales for the fiscal year ended February 29, 2012 was the result of the following:

  decreased sales of products that the Company purchases for resale of $795,886 due to reduced sales volumes and the termination of a distribution agreement in the prior fiscal year; offset by, increased revenues from manufactured products of $153,733 due to an increase in the Company’s co-pack volumes.

Discounts, rebates and slotting fees for the fiscal year ended February 29, 2012 decreased $87,458 compared to the prior fiscal year as a result of lower discounts for products that the Company purchases for resale in the amount of $106,696, offset by an increase of $19,238 in discounts for products that the Company manufactures.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2012	February 28, 2011

Manufactured Products	$10,665,787	$10,542,650	$123,137

Purchased Products	$621,292	$1,148,206	($ 526,914)

Total	$11,287,079	$11,690,856	($ 403,777)

Cost of sales for the fiscal year ended February 29, 2012 was $11,287,079 compared to $11,690,856 for the previous fiscal year, representing a decrease of 3.5%. This decrease in cost of sales of $403,777 for the fiscal year ended February 29, 2012 was the result of the following:

  lower cost of sales from products that the Company purchases for resale of $526,914 in comparison to the prior fiscal year due to reduced sales volumes and the discontinuation of a distribution agreement in the prior fiscal year; offset by, increased cost of sales of products that the Company manufactures of $123,137 primarily due to rising utility and other manufacturing costs.

Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2012	February 28, 2011

Manufactured Products	$6,945,434	$6,934,075	$11,359

Purchased Products	$171,539	$284,100	($ 112,561)

Total	$7,116,973	$7,218,175	($ 101,202)

Margin percentage	38.7%	38.2%	0.5%

Margin for the fiscal year ended February 29, 2012 was $7,116,973 compared to $7,218,175 for the previous fiscal year, representing an increase in margin as a percentage of net sales of 0.5%. The decrease in margin of $101,202 for the fiscal year ended February 29, 2012 was the result of decreased margin from products that the Company purchases for resale of $112,561. This decrease in purchased product sales volumes is attributable partly to the prior year termination of a distribution agreement.

Selling, General and Administrative Expenses

For the fiscal year ended February 29, 2012, selling, general and administrative expenses decreased $1,205,891 from $5,862,189 in the fiscal year ended February 28, 2011 to $4,656,298 in the year ended February 29, 2012 as a result of:

  decreased stock-based compensation expense of $1,260,053; and
  decreased selling and marketing costs of $11,945; offset by, increased administration costs of $66,107.

Other Expenses and Recovery

Interest on current and long-term debt was lower due to the Company’s repayment of $1.7 million of outstanding debts in the year.

In the fiscal year ended February 29, 2012, the Company recorded interest income from bank balances of $8,216 compared to $15,997 in the prior fiscal year.

The Company recorded a non-cash income tax expense of $93,103 in the fiscal year ended February 29, 2012 relating to Canadian operations, as compared to a $680,879 expense in the prior fiscal year. Deferred tax assets in other operating entities are offset by a valuation allowance.

Depreciation expense continued to trend down in comparison to prior fiscal year with a decrease of $24,925 over the prior comparative year to $676,464.

B.          Liquidity and Capital Resources

Fiscal Year Ended February 28, 2013

As of February 28, 2013, the Company had working capital of $130,131 compared to working capital of $1,352,067 at the prior fiscal year end. The Company held $53,352 in cash account balances at February 28, 2013 compared with $1,189,539 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 28, 2013, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 28, 2013	Fiscal Year ended February 29, 2012	Change
Operating activities	$ 1,957,760	$ 2,632,410	($ 674,650)
Investing Activities	($ 1,474,617)	($ 401,158)	($ 1,073,459)
Financing activities	($ 1,619,641)	($ 2,912,313)	$ 1,292,672

For the fiscal year ended February 28, 2013, the cash generated from operating activities was the result of positive operating results. The decrease of $674,650 is the result of the lower net income this fiscal year, offset by a decrease in inventory.

The increase in cash utilized in the fiscal year ended February 28, 2013 for investing activities is attributable to the purchase of equipment required for a new brand, upgrades to our bottling plant and computer equipment.

Cash used for financing activities in the fiscal year ended February 28, 2013 decreased in comparison to the prior fiscal year due to repayment of long-term debt in the prior year.

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (the “Revolving Facility”), subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.00% to 1.50% per annum. At February 28, 2013, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $817,700. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales. The unused portion of the Revolving Facility is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes.

The Revolving Facility agreement contains four financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; (iii) a debt coverage covenant; (iv) a capital expenditure covenant. The Company is in compliance with three of the four covenants and received a waiver for the fourth (capital expenditures exceeding $1,000,000) at February 28, 2013.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2014.

Fiscal Year Ended February 29, 2012

As of February 29, 2012, the Company had working capital of $1,352,067 compared to working capital of $1,651,104 at the prior fiscal year end. The Company held $1,189,539 in cash account balances at February 29, 2012 compared with $1,870,600 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 29, 2012, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 29, 2012	Fiscal Year ended February 28, 2011	Change
Operating activities	$ 2,632,410	$ 3,292,062	($ 659,652)
Investing Activities	($ 401,158)	($ 597,715)	$ 196,557
Financing activities	($ 2,912,313)	($ 2,723,133)	($ 189,180)

For the fiscal year ended February 29, 2012, the cash generated from operating activities was the result of positive operating results. The comparative period results for cash generated from operating activities exceeds the current year primarily as a result of reductions in inventory and accounts receivable not realized in the current year.

In the fiscal year ended February 29, 2012, less cash was used for bottling equipment in the Edmonton plant as compared to the prior fiscal year.

Cash used for financing activities in the fiscal year ended February 29, 2012 increased in comparison to the prior fiscal year and was used for the purposes of long-term debt repayment and the repurchase of 344,381shares.

At February 29, 2012, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $440,000. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales. The unused portion of the Revolving Facility was expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes.

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

The Company had no material commitments for capital expenditures in the fiscal year ended February 28, 2013.

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

D.          Trend Information.

Since 2009 the company has focused on producing and selling beverage products that can generate superior margins. At times that has meant sacrificing sales volume for profitability. Over the same time the company has reduced its reliance on licensed brands to the point where it no longer carries third party brands. The company continues to develop its own branded beverages that it trials and from time to time releases to market. Those brands can take a year or more to gain consumer recognition and replace the volume of more established, but lower margin brands. Consequently, the company has recently experienced a decline in gross revenues combined with a trend of increased gross margin.

E.          Off-balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment and other agreements as disclosed in Note 12 of the consolidated financial statements appearing in “Item 18” of this Annual Report.

2.	The Company had no off balance sheet arrangements during the fiscal year ended February 28, 2013.

F.          Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of February 28, 2013:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	$218,374	$143,347	$75,027	-	-
Operating Lease Obligations (1)	$3,989,842	$729,904	$1,478,172	$1,241,014	$540,752
Purchase Obligations	$516,119	$135,636	$253,833	$126,650	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest on Capital Lease	$ 10,742	$9,396	$1,346	-	-
Total	$4,735,077	$1,018,283	$1,808,378	$1,367,664	$540,752

(1)

The Company is committed to operating leases for premises and equipment as disclosed in Note 11 of the consolidated financial statements appearing in “Item 18” of this Annual Report. (Confirm note references)

Critical Accounting Policies

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $124,672 are netted against accounts receivable as at February 28, 2013. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold. At February 28, 2013, the inventory balance was presented net of a provision for obsolete inventory in the amount of $126,106. A 10% change in the estimates of provision for obsolete inventory would not result in a material change to the financial statements.

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

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

Derivative Liability

Under ASC 815-40-15 Derivatives and Hedging, non-employee stock options granted during the year ended February 28, 2011 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria of that guidance. As a result, the Company was required to separately account for the stock options as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income. Changes in fair value are recognized as stock compensation until fully vested, and after that time as change in fair value.

Income Taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the deferred income tax asset. Although the Company has tax loss carry-forwards and other deferred income tax assets, management has determined certain of these deferred income tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 10 of the consolidated financial statements appearing in “Item 18” of this Annual Report.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company, it could result in an impairment adjustment in future periods up to the carrying value of the deferred income tax balance of $2,407,975. A 10% change in revenue estimates without a corresponding reduction in overhead costs, gross margins or operating costs could materially change the valuation of the deferred income tax assets. The majority of the deferred income tax asset commences expiration at February 28, 2026.

New Pronouncements

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued guidance that requires an entity to disclose information showing the effect of items reclassified from accumulated other comprehensive income on the line items of net income. The provisions of this new guidance were effective prospectively as of the beginning of the fiscal year ended February 28, 2014.

In July 2012, the FASB issued new accounting guidance that permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. An entity would continue to calculate the fair value of an indefinite-lived intangible asset if the asset fails the qualitative assessment, while no further analysis would be required if it passes. The provisions of the new guidance were effective as of the beginning of the fiscal year ended February 28, 2014. We do not expect the new guidance to have an impact on our 2014 impairment test results.

In December 2011, the FASB issued new disclosure requirements that are intended to enhance current disclosures on offsetting financial assets and liabilities. The new disclosures require an entity to disclose both gross and net information about derivative instruments accounted for in accordance with the guidance on derivatives and hedging that are eligible for offset on the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. The provisions of the new disclosure requirements are effective as of the beginning of the fiscal year ended February 28, 2014. We are currently evaluating the impact of the new guidance on our financial statements.

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
since October 1998.

He is also the President of Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites, Moxie’s Restaurants LP, Shark Clubs of Canada, Inc. and Denny’s Restaurants of Canada.

Ralph D. McRae West Vancouver, BC Canada	Mr. McRae is a director and the Chairman, President and Chief Executive Officer of the Company and has been with Leading Brands, Inc. since March 1996. He is also a director and the Chairman, CEO and Secretary/Treasurer of Leading Brands of Canada, Inc.

Mr. McRae is a director and the Chairman and CEO of McRae Management Ltd., a waste management and water company based in Surrey, British Columbia.

He is a member of the Bar of British Columbia and holds a Bachelor of Commerce (1980) and LLB (1981) from the University of British Columbia.

Sinan ALZubaidi Edmonton, AB	Mr. ALZubaidi is the Vice-President of Bottling Operations for Leading Brands of Canada, Inc.
Canada	Prior to joining Leading Brands in 1998, Mr. ALZubaidi worked for Sweet Ripe Drinks (Ontario & Nova Scotia) for 7.5 years as a Director of Operations. Prior to this he worked for 12 years as a senior Statistician for the federal government of UAE.

Mr. ALZubaidi has a BA degree in Statistics and post graduate courses in the same field.

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Dave Read Edmonton, AB Canada

Mr. Read is the Executive Vice-President of Leading Brands of Canada, Inc.
Prior to joining Leading Brands in 1999, Mr. Read owned and operated (with a partner) distribution and food production companies. Those companies were sold to the Company in 1999.

Fei Xu Vancouver, BC Canada	Ms. Xu is the Corporate Controller and the Principal Financial Officer of the Company. She has been with Leading Brands since 2001.

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

The compensation program is designed to:

•	promote an ownership mentality among key leadership and the Board of Directors;

•	enhance the overall performance of the Company; and
•	recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise, and job responsibilities. The Company's process for determining executive compensation is relatively simple and does not include formal targets, criteria or analysis. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in the Company’s business sector, and any increase in responsibilities assumed by the executive.

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

Risk Considerations

As the Company does not have a bonus program in place for its employees generally, and any significant bonuses for the Named Executive Officers (as defined below in the section “Summary Compensation Table”) must be approved by the Board, the Board has not considered the implications of risks associated with the Company’s compensation policies and practices. While the Board of Directors does not formally analyse risks associated with the Company's compensation policies and practices, these policies and practices do not include structural inconsistencies that are likely to unduly encourage or cause an executive officer to expose the Company to inappropriate or excessive risks.

Financial Instruments

No Named Executive Officer or director is permitted to purchase financial instruments to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or Director.

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers, consultants and employees as an incentive. These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the long-term operating performance of the Company.

In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Summary Compensation Table

The following table sets forth all remuneration paid by the Company and its subsidiaries for the three most recently completed fiscal years to its Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers, whose total compensation was, individually, more than $150,000 for the fiscal year (collectively the "Named Executive Officers" or NEOs”).

These tables are presented in accordance with National Instrument Form 51-102F6 (Canada).

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Ralph McRae Chairman, President and CEO	2013 2012 2011	nil nil nil	nil nil nil	nil nil 556,603	nil nil nil	nil nil nil	528,000(2) 84,000(3) 528,000(2) 84,000(3) 528,000(2) 84,000(3)	612,000 612,000 1,168,603
Fei Xu(4) Corporate Controller and Principal Financial Officer	2013 2012 2011	82,000 82,000 81,492	nil nil nil	nil nil 4,544	nil nil nil	nil nil nil	nil nil nil	82,000 82,000 86,036

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Dallyn Willis(5) CFO	2013 2012	56,223(6) 90,769	nil nil	nil 34,704	nil nil	nil nil	nil nil	56,223(6) 125,473
Dave Read Executive Vice President	2013 2012 2011	nil nil nil	nil nil nil	nil nil 227,185	nil 15,000 nil	nil nil nil	271,400(7) 245,350 239,118	271,400 260,350 466,303
Sinan ALZubaidi Vice President of Bottling Operations	2013 2012 2011	168,610 151,691 188,675	nil nil nil	nil nil 113,592	28,917 28,500 10,000	nil nil nil	nil nil nil	197,527 180,191 312,267

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2011, 2012, and 2013 fiscal years. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)	McRae Ventures, Inc., a company of which Mr. McRae is also a director, received $528,000 for consulting services provided by Mr. McRae.

(3)	BBI Holdings Inc., a company of which Mr. McRae is also a director, receives $7,000 per month for consulting services provided by Mr. McRae.

(4)	Ms. Xu is the Corporate Controller of the Company. Since September 8, 2012, she has also served as the Company's Principal Financial Officer.

(5)	Mr. Willis was the VP of Finance & Administration of the Company from March 1, 2011 to January 11, 2012, then was the CFO from January 12, 2012 to September 7, 2012.

(6)	This amount represents 6.25 months in the fiscal year. Mr. Willis would have earned $105,000 had he worked for the entire fiscal year.

(7)	VE Services Ltd., a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.

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

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD )	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($USD )
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	13,800 303,800
Fei Xu	2,000 2,000	6.20 2.45	April 4, 2018 June 1, 2020	nil 2,480
Dave Read	20,000 100,000	7.10 2.45	January 10, 2018 June 1, 2020	nil 124,000
Sinan ALZubaidi	4,833 1,367 5,000 7,000 50,000	4.05 5.35 6.20 3.00 2.45	February 9, 2015 January 11, 2016 April 4, 2018 June 26, 2018 June 1, 2020	nil nil nil 4,830 62,000

(1)

This amount is calculated based on the difference between the market value of the Shares underlying the options at the end of the most recently completed fiscal year, which was USD$3.69, and the exercise or base price of the option. The Shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$0.9988

The terms of the Company's stock options are discussed under the "Option-Based Awards" section above.

Option Exercises During the Most Recently Completed Fiscal Year

The following table sets out the number of options that were exercised by the Named Executive Officers during the most recently completed fiscal year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($USD)
Dallyn Willis	10,000	11,900

(1)	Based on the difference between the option exercise price and the closing market price of the Shares on the date of exercise.

Option Repricing

The Company did not reprice any stock options during the most recent fiscal year.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Ralph McRae	3,980
Fei Xu	nil
Dallyn Willis	nil
Dave Read	nil
Sinan ALZubaidi	1,393

(1)

This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying Shares at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company's fiscal year ended February 28, 2013, 10,000 stock options were exercised by the Named Executive Officers.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and below titled "Outstanding Option-Based Awards for Directors".

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

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each Board meeting and committee meeting attended. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
James Corbett	11,000	nil	nil	nil	nil	11,000
Darryl Eddy	11,000	nil	nil	nil	nil	11,000
Stephen Fane	10,500	nil	nil	nil	nil	10,500
R. Thomas Gaglardi	8,000	nil	nil	nil	nil	8,000

Outstanding Option-Based Awards for Directors

Options for the purchase of Shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in "Option-Based Awards".

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the directors. The Company has not granted any share-based awards.

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($USD)
James Corbett	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	13,800 1,900 62,000
Darryl Eddy	20,000 10,000 50,000	5.20 3.50 2.45	July 15, 2014 Sept. 28, 2019 June 1, 2020	nil 1,900 62,000
Stephen Fane	10,000 20,000 10,000 50,000	15.75 3.00 3.50 2.45	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020	nil 13,800 1,900 62,000
R. Thomas Gaglardi	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	13,800 1,900 62,000

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$3.69, and the exercise price of the option. The Company’s shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$0.9988.

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

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
James Corbett	4,970
Darryl Eddy	990
Stephen Fane	4,970
R. Thomas Gaglardi	4,970

(1)

This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying Shares at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying Shares on a selected exercise date. In the Company's fiscal year ended February 28, 2013, no stock options were exercised by directors.

Further details regarding stock options may be found in the sections above titled "Outstanding Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

C.          Board Practices.

1.

The Company’s Board of Directors has been set at five directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election subject to Board approval.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Director Since

Ralph D. McRae	I	July 2010 to July 2013	March 1996

Darryl R. Eddy	I	July 2010 to July 2013	July 2009

James Corbett	II	June 2011 to June 2014	June 2008

Stephen K. Fane	III	June 2012 to June 2015	October 2007

R. Thomas Gaglardi	III	June 2012 to June 2015	October 1998

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

Compensation of Directors and the CEO

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company. Reference is made to the Compensation section above for further information.

Assessments

The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees on a regular basis. The process is normally informal. In 2009 and 2010 the Company undertook a formal review of senior management and Board effectiveness. As part of the assessments, the Board reviews the mandates or charters and conducts reviews of applicable corporate policies.

As of May 15, 2013, the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer

D.          Employees.

Following are the number of employees of the Company for the past three fiscal years as at the end of each fiscal year:

	February 28, 2013	February 29, 2012	February 28, 2011
Canada	95	86	90
United States	0	0	0

E.          Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of May15, 2013, the Company had 954,433 issued and outstanding options, with a weighted average exercise price of US$3.04.

Of the total stock options granted, 932,357 have vested and are available for exercise as of May 15, 2013.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6” above, as at May 15, 2013.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price ($USD)	Expiration Date
Ralph McRae	185,626 (6.3%)	20,000 245,000	June 26, 2008 June 1, 2010	$3.00 $2.45	June 26, 2018 June 1, 2020
James Corbett	<1%	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Darryl R. Eddy	107,171 (3.7%)	20,000 10,000 50,000	July 15, 2004 Sept. 28, 2009 June 1, 2010	$5.20 $3.50 $2.45	July 15, 2014 Sept. 28, 2019 June 1, 2020
Stephen K. Fane	<1%	10,000 20,000 10,000 50,000	October 4, 2007 June 26, 2008 Sept. 28, 2009 June 1, 2010	$15.75 $3.00 $3.50 $2.45	October 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020
R. Thomas Gaglardi	419,125(2) (14.3%)	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Fei Xu	< 1%	2,000 2,000	Apr. 4, 2008 June 1, 2010	$6.20 $2.45	Apr. 4, 2018 June 1, 2020
Dave Read	< 1%	20,000 100,000	Jan. 10, 2008 June 1, 2010	$7.10 $2.45	Jan. 10, 2018 June 1, 2020
Sinan ALZubaidi	< 1%	4,833 1,367 5,000 7,000 50,000	Feb. 9, 2005 Jan. 11, 2006 Apr. 4, 2008 June 26, 2008 June 1, 2010	$4.05 $5.35 $6.20 $3.00 $2.45	Feb. 9, 2015 Jan. 11, 2016 Apr. 4, 2018 June 26, 2018 June 1, 2020

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

Item 7. – Major Shareholders and Related Party Transactions

A.          Major shareholders.

As at May 15, 2013, the Company had 2,930,481 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May15, 2013:

(a)

Shareholder	Number of Shares	Percentage of Issued Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	14.3%
Ralph McRae	185,626	6.3%

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi’s Shares are held by Northland Properties Corporation.

(b)	There has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 261 members showed that as of May 15, 2013, 1,738,892 of the Company’s common shares, or 59.3%, were held by 221 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

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

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 15, 2013 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as discussed in the compensation section and as follows:

a)	Companies with a director in common with the Company supplied hotel and restaurant services in the amount of $3,763.

b)	A company with a director and officer in common with the Company supplied sales and marketing services in the amount of $80,800.

c)	A company with a director and officer in common with the Company supplied bottling services in the amount of $89,493.

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

A-7.

Legal Proceedings

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to have significant effects on the Company’s financial position, profitability, or cash flows.

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

(a)	For the five most recent full fiscal years:

Period	High $	Low $
March 1, 2012 to Feb. 28, 2013	4.50	3.26
March 1, 2011 to Feb. 29, 2012	4.50	2.04
March 1, 2010 to Feb. 28, 2011	4.10	1.25
March 1, 2009 to Feb. 28, 2010	4.25	0.28
March 1, 2008 to Feb. 28, 2009	7.35	0.25

(b)	For each full financial quarter of the two most recent full fiscal years:

Period	High $	Low $
4th Quarter	4.20	3.26
Dec. 1, 2012 – Feb. 28, 2013
3rd Quarter	4.35	3.71
Sept. 1, 2012 – Nov. 30, 2012
2nd Quarter	4.47	3.80
June 1, 2012 – Aug. 31, 2012
1st Quarter	4.50	3.33
Mar. 1, 2012 – May 31, 2012
4th Quarter	3.81	2.35
Dec. 1, 2011 – Feb. 29, 2012
3rd Quarter	3.95	2.65
Sept. 1, 2011 – Nov. 30, 2011
2nd Quarter	4.50	2.38
June 1, 2011 – Aug. 31, 2011
1st Quarter	3.85	2.04
Mar. 1, 2011 – May 31, 2011

(c)	for the most recent six months:

Period	High $	Low $
April 1 - 30, 2013	3.58	3.31
March 1 – 31, 2013	3.84	3.36
February 1 – 28, 2013	3.78	3.26
January 1 – 31, 2013	3.90	3.37
December 1 – 31, 2012	4.20	3.64
November 1 – 30, 2012	4.24	3.71

C.	Markets.

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

In addition, Canada may tax capital gains realized by an individual resident in the United States on the disposition of shares of a Canadian corporation if the following conditions are met:

♦	the individual was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition of shares; and

♦	the individual owned the shares when he ceased to be resident in Canada.

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

Copies of documents concerning the Company, which are referred to in this Annual Report, are available for inspection at the head office of the Company located at Unit 101 - 33 W. 8th Avenue, Vancouver BC Canada V5Y 1M8.

I.	Subsidiary Information.

This item is not applicable for an Annual Report.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

The Company’s primary market risk exposure is risk related to interest rates from changes in the Canadian prime rate of its lenders under its Revolving Facility.

The table below shows the long-term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE

LONG TERM DEBT	Lease

Interest Rate	6.125%
Principal at February 28, 2013	$218,374

Principal payments by year:
2014	143,347
2015	75,027
2016	-
2017	-
2018 and thereafter	-
TOTAL	$218,374

The fair value of this debt decreases as market interest rates increase. The fair value of this debt approximates book value as at February 28, 2013

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

At February 28, 2013, the Company’s cash balances included $4,000 denominated in U.S. dollars (2012 - $999,000), accounts receivable balances included $44,000 denominated in U.S. dollars (2012 - $14,000), and the Company’s accounts payable and accrued liabilities balance included $206,000 denominated in U.S. dollars (2012 - $160,000).

As at February 28, 2013, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $75,000 on net earnings for the year. A 5% U.S.-to-Canadian dollar decrease would have a positive impact of similar magnitude.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable for an Annual Report, except for “Item 12.D.3” and “Item 12.D.4.” The Company does not have securities represented by American Depositary Receipts.

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

On February 2, 2010, a 5:1 consolidation of the Company’s common shares, also known as a reverse stock split, became effective. Fractional shares were rounded to the nearest whole number. In connection with the share consolidation, the Company increased its authorized number of common shares to 500,000,000 common shares.

The documents relating to the share consolidation were filed with the SEC on a Form 6-K on February 3, 2010 and are incorporated by reference.

B.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2013.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. – Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of February 28, 2013, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is:

♦	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms regarding required disclosure; and

♦	accumulated and communicated to the Company’s management, including the Chief Executive Officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 28, 2013. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is effective as of the fiscal year ended February 28, 2013.

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

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended February 28, 2013 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. – [Reserved]

Item 16A. – Audit Committee Financial Expert.

The Company’s Board of Directors has determined that all three members of its Audit Committee, James Corbett, Darryl Eddy and Stephen Fane, satisfy the requirements of “audit committee financial expert.” All members of the Audit Committee are independent directors. For details on their professional careers, and for further information regarding the Company’s Audit Committee, see “Item 6.A” and “Item 6.C” above.

Item 16B. – Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Company’s directors, officers and employees. A copy of this Code of Ethics was filed with the SEC on June 1, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at Unit 101 - 33 W. 8th Avenue, Vancouver BC Canada V5Y 1M8, or electronically to “info@Lbix.com.”

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2013 and February 29, 2012 totaled $95,750 and $100,320 respectively.

b)	Audit-Related Fees – No audit-related fees were billed for the fiscal years ended February 28, 2013 and February 29, 2012.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 28, 2013 and February 29, 2012 totaled $26,488 and $18,840 respectively for tax compliance, advice and planning.

d)	All Other Fees – No other fees were billed for the fiscal years ended February 28, 2013 and February 29, 2012.

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

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Tender Offer

On June 18, 2012, the Company completed its previously announced modified “Dutch Auction” tender offer. In accordance with the terms and conditions of the tender offer, Leading Brands purchased an additional 2% of its outstanding shares and accepted for purchase 259,854 of its common shares at a price of US$4.10 per share, for an aggregate cost of approximately $1,096,511 (US$1,065,400), plus fees and expenses of $174,603 relating to the tender offer. These shares represented approximately 8% of Leading Brands’ then-outstanding common shares.

Share Buyback

In the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, the Company’s Board of Directors authorized a share repurchase program for the repurchase of up to US$3,000,000 of the Company’s outstanding common shares. A total of 66,333 common shares were purchased during the fiscal year ended February 28, 2013 for a total cost of $273,228 (US$274,872). All shares repurchased in the fiscal year have been returned to treasury.

The following table provides details of the Company’s share repurchases during the fiscal year ended February 28, 2013.

Period	Total Number of Shares Purchased	Average Price Paid per Share (CAD)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Program
Month #1 March 1 – 31, 2012	900	$ 3.56	900	-
Month #2 April 1 – 30, 2012	nil	n/a	nil	-
Month #3 May 1 – 31, 2012	nil	n/a	nil	-
Month #4 June 1 – 30, 2012	nil	n/a	nil	-
Month #5 July 1 – 31, 2012	nil	n/a	nil	-
Month #6 August 1 – 31, 2012	23,566	$4.22	23,566	-
Month #7 Sept. 1 – 30, 2012	nil	n/a	nil	-
Month #8 Oct. 1 – 31, 2012	5,532	$ 4.15	5,532	-
Month #9 Nov. 1 – 30, 2012	29,253	$ 4.09	29,253	-
Month #10 Dec. 1 – 31, 2012	nil	n/a	nil	-
Month #11 January 1 – 31, 2013	3,200	$ 3.78	3,200	-
Month #12 February 1 – 29, 2013	3,882	$ 3.69	3,882	-
Total	66,333	$ 4.10	66,333	US$ 317,375

(a)

The share repurchase program was originally announced in a news release on September 9, 2009, followed by additional news releases on November 19, 2010, February 15, 2011, April 29, 2011, September 29, 2011, January 12, 2012, June 19, 2012 and July 12, 2012.

(b)	The total dollar amount approved for the share repurchase program in the years ended February 28, 2010, February 28, 2011, February 29, 2012 and February 28, 2013 was US$3,000,000.

(c)	The share repurchase plan does not have an expiration date.

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

Item 18. – Financial Statements.

The following financial statements for the year ended February 28, 2013 are included in this report:

(a)	Balance sheets

(b)	Statements of Income (Loss) and Comprehensive Income (Loss)

(c)	Statements of Cash Flows

(d)	Statements of Changes in Shareholders’ Equity

(e)	Notes to the Consolidated Financial Statements

Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2013 and February 29, 2012
(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the accompanying consolidated financial statements of Leading Brands, Inc. which comprise the Consolidated Balance Sheets as at February 28, 2013 and February 29, 2012 and the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 28, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Leading Brands, Inc. as at February 28, 2013 and February 29, 2012 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2013, in accordance with United States Generally Accepted Accounting Principles.

Chartered Accountants

Vancouver, Canada
May 16, 2013

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at	Feb. 28, 2013	Feb. 29, 2012

Assets
Current
Cash and cash equivalents	$53,352	$1,189,539
Accounts receivable	754,404	722,387
Inventory (Note 2)	1,079,590	1,281,653
Prepaid expenses and deposits (Note 4)	307,157	173,650
	2,194,503	3,367,229
Property, plant and equipment (Note 3)	9,524,643	8,821,967
Other assets	-	77,256
Deferred tax assets (Note 10)	2,407,975	2,714,627
Total Assets	$14,127,121	$14,981,079

Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	$1,921,025	$1,855,819
Current portion of long-term debt	143,347	134,852
Current portion of lease inducement (Note 6)	-	24,491
	2,064,372	2,015,162
Long-term debt (Note 5)	75,027	218,374
Derivative Liability – non-employee stock options (Note 9)	244,891	263,143
	$2,384,290	$2,496,679
Shareholders’ Equity
Share Capital
Authorized (Note 7(a)) 500,000,000 common shares without par value 20,000,000 preferred shares without par value Issued 2,930,481 common shares (2012 – 3,236,668)	$33,096,167	$36,678,050
Additional paid-in capital	18,064,886	15,815,876
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(39,996,138)	(40,587,442)
	11,742,831	12,484,400
Total Liabilities and Shareholders’ Equity	$14,127,121	$14,981,079

Approved on behalf of the Board:

”Ralph McRae”	Director

”Stephen K. Fane”	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2013	Feb. 29, 2012	Feb. 28, 2011

Gross Sales	$18,365,871	$19,456,505	$20,048,942

Less: Discounts, rebates and slotting fees	(1,125,529)	(1,052,453)	(1,139,911)

Net Sales	17,240,342	18,404,052	18,909,031

Expenses (income)
Cost of sales	10,832,783	11,287,079	11,690,856
Selling, general and administrative	4,740,375	4,656,298	5,862,189
Depreciation of property, plant and equipment	681,045	676,464	701,389
Interest on long-term debt	17,891	114,902	166,450
Interest on current debt	274	725	958
Gain on contract settlement	-	-	(158,960)
Foreign exchange loss (gain)	593	4,666	(6,620)
Interest income	(2,908)	(8,216)	(15,997)
Change in fair value of derivative liability	(18,252)	17,160	65,677
Loss on disposal of assets	90,585	11,013	4,238

	16,342,386	16,760,091	18,310,180

Income before income tax	897,956	1,643,961	598,851

Income tax provision (Note 10)	306,652	93,103	680,879

Net and Comprehensive income (loss)	$591,304	$1,550,858	$(82,028)

Earnings per share
Basic	$0.20	$0.46	$(0.02)
Diluted	$0.17	$0.44	$(0.02)

Weighted average common shares outstanding
Basic (Note 7(e))	3,012,647	3,368,751	3,853,866
Diluted	3,314,762	3,541,859	3,853,866

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2013	Feb. 29, 2012	Feb. 28, 2011

Cash provided by (used in)

Operating activities
Net income (loss)	$591,304	$1,550,858	$(82,028)
Items not involving cash
Depreciation of property, plant and equipment	681,045	676,464	701,389
Amortization of leasehold inducement (Note 6)	(24,491)	(25,560)	(25,560)
Loss on disposal of assets	90,585	11,013	4,238
Non-cash component of gain on contract settlement	-	-	(108,960)
Stock based compensation (Note 8)	151,916	414,822	1,674,875
Change in derivative liability (Note 9)	(18,252)	17,160	65,677
Deferred income tax provision	306,652	93,103	680,879
Changes in non-cash operating working capital
Accounts receivable, net	(32,017)	8,497	400,105
Inventory, net	202,063	(306,914)	643,786
Prepaid expenses and other assets	(56,251)	(72,991)	(47,936)
Accounts payable	65,206	265,958	(614,403)

	1,957,760	2,632,410	3,292,062
Investing activities
Purchase of property, plant and equipment	(1,496,572)	(401,709)	(597,762)
Proceeds on disposal of assets	21,955	561	-

	(1,474,617)	(401,148)	(597,762)
Financing activities
Repurchase of common shares	(1,544,342)	(1,168,764)	(1,032,525)
Proceeds from issuance of common shares	59,553	19,251	-
Repayment of long-term debt	(134,852)	(1,762,800)	(1,690,608)

	(1,619,641)	(2,912,313)	(2,723,133)

Decrease in cash and cash equivalents	(1,136,498)	(681,051)	(28,833)

Effect of exchange rates on cash	311	(10)	47

Cash and cash equivalents, beginning of year	1,189,539	1,870,600	1,899,386

Cash and cash equivalents, end of year	$53,352	$1,189,539	$1,870,600

Supplementary disclosure of cash flow information

Cash paid (received) during the year
Interest received	$(2,908)	$(8,216)	$(15,997)
Interest paid	18,165	79,061	169,783
Income taxes	-	-	-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Common Stock			Additional			Total
			Treasury	Paid-In		Accum.	Shareholders’
	Shares	Amount	Stock	Capital	AOCI	Deficit	Equity

Balance at February 28, 2010	3,923,275	$44,508,673	$-	$8,257,899	$577,916	$(42,056,272)	$11,288,216

Net loss						(82,028)	(82,028)
Shares repurchased under provisions of the share repurchase plan			(3,920,859)	2,888,335			(1,032,524)
Shares cancelled	(344,026)	(3,901,323)	3,901,323				-
Stock based compensation expense (Note 8)				1,494,569			1,494,569

Balance at February 28, 2011	3,579,249	$40,607,350	$(19,536)	$12,640,803	$577,916	$(42,138,300)	$11,668,233

Net income						1,550,858	1,550,858
Exercise of stock options	7,400	39,192		(19,941)			19,251
Shares repurchased under provisions of the share repurchase plan			(3,948,956)	2,780,192			(1,168,764)
Shares cancelled	(349,981)	(3,968,492)	3,968,492				-
Stock based compensation expense (Note 8)				414,822			414,822

Balance at February 29, 2012	3,236,668	$36,678,050	$-	$15,815,876	$577,916	$(40,587,442)	$12,484,400

Net income						591,304	591,304
Exercise of stock options	20,000	112,449		(52,896)			59,553
Shares repurchased under provisions of the share repurchase plan			(3,694,332)	2,149,990			(1,544,342)
Shares cancelled	(326,187)	(3,694,332)	3,694,332				-
Stock based compensation expense (Note 8)				151,916			151,916

Balance at February 28, 2013	2,930,481	$33,096,167	$-	$18,064,886	$577,916	$(39,996,138)	$11,742,831

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles

Nature of Operations

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded beverage brands and bottling for third parties.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

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

On an ongoing basis, the Company evaluates its estimates, including those related to inventories, trade receivables, useful lives of property, plant and equipment, income taxes, and stock-based compensation, among others. The reported amounts and note disclosures are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $124,672 and $43,353 as of February 28, 2013 and February 29, 2012, respectively, are netted against accounts receivable.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

Allowances for Doubtful Accounts	2013	2012	2011

Balance at beginning of year	$43,353	$24,227	$70,249
Bad debt provision	95,838	35,925	30,183
Write-off of receivables	(14,519)	(16,799)	(76,205)
Balance at end of year	$124,672	$43,353	$24,227

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

Management reviews property, plant and equipment for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. If required an undiscounted operating cash flow analysis is completed to determine if impairment exists. When testing for impairment of assets held for use, assets and liabilities are grouped at the lowest level for which cash flows are separately identifiable. If impairment is determined to exist, the loss is calculated based on estimated fair value.

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

Advertising Costs

Advertising costs, which also include samples, trade show, product demo, media promotion costs are expensed as incurred. During the year ended February 28, 2013, February 29, 2012, and February 28, 2011, we incurred advertising cost of $646,915, $419,070 and $374,733, respectively.

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

Changes in fair value are recognized as stock compensation until fully vested, and after that time as change in fair value.

Income Tax

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction when these differences are expected to be realized. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the deferred income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management has determined certain of these deferred tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance (Note 10). No reserves for an uncertain tax position have been recorded for the years ended February 28, 2013 or February 29, 2012.

Comprehensive Income	Comprehensive income includes both net earnings and other comprehensive income which are presented in a single continuous statement.

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

The Company had certain financial liabilities required to be recorded at fair value on a recurring basis in accordance with US GAAP. As at February 28, 2013 and February 29, 2012, the derivative liability on non-employee stock options is a financial liability classified for Level 3 fair value measurement. See Note 14 for more information.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued guidance that requires an entity to disclose information showing the effect of items reclassified from accumulated other comprehensive income on the line items of net income. The provisions of this new guidance were effective prospectively as of the beginning of the year ended February 28, 2014.

In July 2012, the FASB issued new accounting guidance that permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. An entity would continue to calculate the fair value of an indefinite-lived intangible asset if the asset fails the qualitative assessment, while no further analysis would be required if it passes. The provisions of the new guidance were effective as of the beginning of the year ended February 28, 2014. We do not expect the new guidance to have an impact on our 2014 impairment test results.

In December 2011, the FASB issued new disclosure requirements that are intended to enhance current disclosures on offsetting financial assets and liabilities. The new disclosures require an entity to disclose both gross and net information about derivative instruments accounted for in accordance with the guidance on derivatives and hedging that are eligible for offset on the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. The provisions of the new disclosure requirements are effective as of the beginning of the year ended February 28, 2015. We are currently evaluating the impact of the new guidance on our financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

2.	Inventory

	2013	2012
Finished goods, net	$526,810	$610,421
Raw materials	552,780	671,232
	$1,079,590	$1,281,653

The ending balance above includes a total inventory obsolescence provision of $129,106 as at February 28, 2013 (2012 - $115,413).

Inventory Obsolescence Provision	2013	2012	2011

Balance at beginning of year	$115,413	$117,320	$118,652
Obsolescence provision	242,717	88,883	600,358
Write-off of inventory	(229,024)	(90,790)	(601,690)
Balance at end of year	$129,106	$115,413	$117,320

3.	Property, Plant and Equipment

		2013
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,572,642	$8,210,156	$7,362,486
Buildings	1,931,944	1,201,991	729,953
Automotive equipment	274,899	35,765	239,134
Land	433,613	-	433,613
Land improvements	1,861	1,226	635
Leasehold improvements	594,730	182,224	412,506
Furniture and fixtures	602,617	554,837	47,780
Computer hardware and software	2,259,805	1,961,269	298,536
	$21,672,111	$12,147,468	$9,524,643

		2012
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$14,851,617	$7,689,018	$7,162,599
Buildings	1,931,944	1,163,572	768,372
Automotive equipment	9,567	8,934	633
Land	433,613	-	433,613
Land improvements	1,861	1,171	690
Leasehold improvements	229,482	170,409	59,073
Furniture and fixtures	603,049	544,013	59,036
Computer hardware and software	2,604,200	2,266,249	337,951
	$20,665,333	$11,843,366	$8,821,967

Property, plant and equipment includes equipment acquired under capital leases with an initial cost of $2,687,820 (2012 - $2,687,820). Accumulated amortization of assets acquired under capital leases is $902,312 (2012 - $767,919). No impairment of property, plant and equipment was recognized in the year ended February 28, 2013 (2012 - nil).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

4.	Prepaid Expenses and Deposits

	2013	2012
Slotting fees	$112,625	$29,354
Insurance premiums	72,093	61,459
Rental deposits and other	122,439	82,837
	$307,157	$173,650

5.	Long-term Debt

		2013	2012
a)	Capital lease, principal and interest repayable at $12,729 per month including interest at a seven-year fixed rate of 6.125% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	$218,374	$353,226
		218,374	353,226
	Less: current portion	143,347	134,852
		$75,027	$218,374

Minimum payments due over the remaining terms of the capital lease are as follows:

	Principal	Interest
2014	$143,347	$9,396
2015	75,027	1,346
	$218,374	$10,742

b)

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (2012 - $3,500,000) subject to the availability of eligible collateral. As at February 28, 2013, $817,700 (2012 - $440,000) of the facility was available, due to a limit on eligible collateral available, interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% (2012 - 1.00% to 1.50%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company. The credit facility contains four financial covenants. The Company is in compliance with three of the four covenants and received a waiver for the fourth (capital expenditures exceeding $1,000,000) at February 28, 2013 (2012: in compliance with all).

6.	Lease Inducement

In the 2009 fiscal year, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver office. This amount was amortized over the remainder of the lease term. The amortization for the fiscal year ended February 28, 2013 was $24,491 (2012 - $25,560, 2011 - $25,560) with a corresponding credit to rental expense under the category of selling, general and administrative expenses.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity

a)	Share capital	Number of Authorized Shares
		2013	2012	2011
	Common shares without par value	500,000,000	500,000,000	500,000,000

	Preferred shares without par value	9,999,900	9,999,900	9,999,900
	Series “A” preferred shares	1,000,000	1,000,000	1,000,000
	Series “B” preferred shares	100	100	100
	Series “C” preferred shares	1,000,000	1,000,000	1,000,000
	Series “D” preferred shares	4,000,000	4,000,000	4,000,000
	Series “E” preferred shares	4,000,000	4,000,000	4,000,000
		20,000,000	20,000,000	20,000,000

There are no preferred shares outstanding as at February 28, 2013 (2012 - nil; 2011 - nil).

In the year ended February 28, 2013, the Company repurchased and cancelled 326,187 of its issued and outstanding shares in the amount of $1,544,342. Since the average issue price of cancelled common shares at the time of repurchase was $11.34, share capital has been reduced by $3,694,332 and additional paid-in capital has been increased by $2,149,990.

In the year ended February 29, 2012, the Company repurchased 344,381 of its issued and outstanding shares in the amount of $1,149,228, and cancelled an additional 5,600 shares held in treasury at prior year-end in the amount of $19,536. Since the average issue price of cancelled common shares at the time of repurchase was $11.34, share capital has been reduced by $3,968,492 and additional paid-in capital has been increased by $2,780,192.

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

The Company occasionally grants stock options to its employees, officers, directors, and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods including immediately, one and five years. Options granted generally have a life of 10 years. The Company does not have a formal stock option plan.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

	c)	Stock options (continued)

At February 28, 2013, stock options were outstanding and exercisable as follows:

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life (Years)	Price (USD)	Exercisable	Price (USD)
$2.45 to $2.99	692,000	7.25	$2.45	692,000	$2.45
$3.00 to $3.99	174,000	5.80	3.19	146,182	3.15
$4.00 to $5.99	40,433	1.54	5.07	40,433	5.07
$6.00 to $24.65	48,000	4.66	9.33	47,410	9.37
	954,433			926,025

A summary of the Company’s stock option activity is as follows:

		Weighted Average
	Outstanding	Exercise Price
	Options	(USD)
Options outstanding as at February 28, 2010	435,800	$4.74
Granted	747,000	2.45
Forfeited	(64,166)	3.16
Expired	(149,634)	4.82
Options outstanding as at February 28, 2011	969,000	3.07
Granted	20,000	3.00
Expired	(5,167)	7.22
Exercised	(7,400)	2.63
Options outstanding as at February 29, 2012	976,433	3.05
Granted	-	-
Expired	(2,000)	6.20
Exercised	(20,000)	3.00
Options outstanding as at February 28, 2013	954,433	$3.04
Options exercisable, February 28, 2013	926,025	3.03
Options vested and expected to vest	954,433	$3.04

The aggregate intrinsic value of stock options exercised during the year ended February 28, 2013 was $22,200 USD (2012 - $8,060, 2011 - $nil).

The aggregate intrinsic value of stock options outstanding as at February 28, 2013 was $945,640 USD (2012 - $1,059,900, 2011 - $667,950).

The aggregate intrinsic value of stock options exercisable as at February 28, 2013 was $936,711 USD (2012 - $1,023,571, 2011 - $560,052).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

	c)	Stock options (continued)

A summary of the Company’s non-vested stock option activity and related information for the year ended February 28, 2013 is as follows:

		Weighted Average
		Exercise
	Outstanding Options	Price (USD)
Non-vested at March 1, 2012	71,874	$3.87
Granted	-	-
Vested	(21,466)	5.04
Exercised	(20,000)	3.00
Expired	(2,000)	6.20
Non-vested at February 28, 2013	28,408	$3.43

As of February 28, 2013, there was $97,377 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.0 years.

d)	Share purchase warrants

The Company’s issued and outstanding share purchase warrants as at February 28, 2013, February 29, 2012 and February 28, 2011 are as follows:

		Average
	Number of	Exercise Price
	Warrants	(USD)

Share purchase warrants issued and outstanding, February 29, 2012 and February 28, 2011	363,400	$19.75

Expired	(363,400)	$19.75

Share purchase warrants issued and outstanding, February 28, 2013	-	$-

The Company issued 330,000 common share purchase warrants related to a private placement and 33,400 common share purchase warrants to the placement agent pursuant to the terms of an agreement related to the issuance of common shares on August 9, 2007. Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expired on February 9, 2013. All share purchase warrants expired unexercised.

e)	Earnings (loss) per common share

For the years ended February 28, 2013, February 29, 2012, and February 28, 2011, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 473,833, 511,400, and 1,332,400 respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

e)	Earnings (loss) per common share (continued)

	2013	2012	2011
Weighted average shares - basic EPS	3,012,647	3,368,751	3,853,866

Plus: incremental shares from assumed exercise of stock options	302,115	173,108	-
Weighted average shares - diluted EPS	3,314,762	3,541,859	3,853,866

	2013	2012	2011
Net income (loss)	$591,304	$1,550,858	$(82,028)
Gain/ Loss from dilutive instruments	(18,252)	17,160	-
Net Income	$573,052	$1,568,018	$(82,028)
Earnings(loss) per share, basic	$0.20	$0.46	$(0.02)
Earnings (loss) per share, diluted	$0.17	$0.44	$(0.02)

8.	Stock-Based Compensation

There were no options granted during the year ended February 28, 2013. The weighted average date-of-grant fair value of the options granted during the year ended February 29, 2012 was $2.65 USD per option (2011- $2.17 USD). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2013	2012	2011

Risk-free rate	-	1.11%	3.29%
Dividend yield	-	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	-	97%	94%
Weighted average expected life of the options (months)	-	120	120

In connection with the vesting of certain employees’, officers’ and directors’ stock options for the year ended February 28, 2013, the Company has recorded stock option compensation of $151,916 (2012 - $414,822; 2011 - $1,494,569) which was credited to additional paid-in capital and expensed in selling, general and administrative expenses in the year.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

9.	Derivative Liability

In accordance with ASC 815-40-15, stock options granted to non-employees that are exercisable in US dollars are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

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

The non-employee share purchase option liabilities are accounted for at their respective fair values and are summarized as follows:

	2013	2012	2011
Derivative liability, opening balance	$263,143	$245,983	$-
Fair value of non-employee options granted	-	-	180,306
Fair value of non-employee options exercised	-	-	-
Change in fair value of options	(18,252)	17,160	65,677
Derivative liability, closing balance	$244,891	$263,143	$245,983

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at February 28, 2013 were as follows: (1) risk-free rate of 1.55% (2012 – 1.78%); (2) dividend yield of nil (2012 - nil); (3) an expected volatility of 111.9% (2012 – 113.4%); (4) an expected life of 87 months (2012 - 99 months); and (5) an exercise price of $2.45 USD. These options have been included in the stock options data presented in Note 7(c).

Non-employee option holders’ exercise will result in a reduction of the option derivative liability.

10.	Income Tax

Earnings before income taxes and the provision for income taxes consisted of the following for the years ended February 28, 2013, February 29, 2012, and February 28, 2011:

	2013	2012	2011

Earnings before income taxes:
Canada	$1,017,263	$1,797,445	$762,748
United States	(119,307)	(153,484)	(164,167)
Total	$897,956	$1,643,961	$598,851

Provision for income taxes:
Current	$-	$-	$-
Deferred, Canada	306,652	93,103	680,879
Deferred, United States	-	-	-
Total	$306,652	$93,103	$680,879

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

10.	Income Tax (continued)

Income tax computed at statutory tax rates reconciles to the income tax provision, using a 25% (2012 – 26.25%, 2011 – 28.17%) statutory tax rate, as follows:

	2013	2012	2011

Tax at statutory rates at CDN rates	$220,492	$431,540	$168,696
Foreign loss taxed at US rates	(16,690)	(17,894)	(14,356)
Effect of change in statutory rate	-	14,400	19,500
Effect of foreign exchange on loss carry-forwards	(150,732)	(100,346)	204,076
Stock-based compensation	37,979	108,776	471,812
Expiry of loss carry-forwards	-	104,076	16,742
Other items, net	38,652	(23,278)	(4,420)
Change in valuation allowance	176,951	(424,171)	(181,171)
Income tax provision for year	$306,652	$93,103	$680,879

As at February 28, 2013, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $6.2 million which can be applied against future earnings in Canada and $8.3 million in the United States. The net operating loss carry forward amounts commence to expire in 2025 through 2032.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2013	2012

Operating and other losses carried forward	$4,755,713	$4,684,015
Property, plant and equipment	935,074	1,141,065
Trademark and deferred costs	104,716	104,529
Un-realized foreign exchange loss	43,576	39,171
Financing costs	-	-
Total deferred tax assets	5,839,079	5,968,780
Valuation allowance	(3,431,104)	(3,254,153)

Net deferred tax assets	$2,407,975	$2,714,627

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of tax assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

The tax years that remain open to examination by the tax authorities are generally 2008 - 2013. The net operating losses from prior years are subject to adjustment under examination to the extent they remain unutilized in an open year.

There are no uncertain tax positions to recognize at February 28, 2013 and February 29, 2012.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

11.	Commitments

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

2014	$865,541
2015	871,202
2016	860,803
2017	883,452
2018	484,212
and thereafter	540,752

Total future minimum payments	$4,505,962

During the years ended February 28, 2013, February 29, 2012, and February 28, 2011, we incurred rental expenses of $931,224, $893,951, and $902,837 respectively.

12.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

13.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2013	2012	2011

i)	Incurred consulting fees with a company related by a director in common	$84,000	$84,000	$84,000

ii)	Incurred professional service fees with a company related by a director in common	$528,000	$528,000	$528,000

iii)	Incurred marketing consulting services with a company related by a director in common	$80,800	$76,700	$74,200

iv)	Incurred bottling services from a company related by a direct in common	$89,493	$574	$748

v)	Incurred consulting fees with a company related by an officer in common	$271,400	$260,350	$239,118

vi)	Incurred services from a company related by a director in common	$3,763	$7,217	$4,070

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

14.	Fair Value of Financial Instruments

The Company’s financial assets and financial liabilities as at February 28, 2013, measured at fair value on a recurring basis are summarized below:

	Quoted Prices	Significant	Significant
	in Active	Observable	Unobservable	Balance,
	Market	Inputs	Inputs	February 28,
	(Level 1)	(Level 2)	(Level 3)	2013
Cash and cash equivalents	$53,352	$-	$-	$53,352
Derivative liability	-	-	(244,891)	(244,891)

	$53,352	$-	$(244,891)	$(191,539)

The Company’s financial assets and financial liabilities as at February 29, 2012, measured at fair value on a recurring basis are summarized below:

	Quoted Prices	Significant	Significant
	in Active	Observable	Unobservable	Balance,
	Market	Inputs	Inputs	February 29,
	(Level 1)	(Level 2)	(Level 3)	2012

Cash and cash equivalents	$1,189,539	$-	$-	$1,189,539
Derivative liability	-	-	(263,143)	(263,143)

	$1,189,539	$-	$(263,143)	$926,396

The fair value of cash and cash equivalents approximates its carrying value.

The fair value of the derivative liability for non-employee stock options is determined through use of the Black-Scholes model (Note 9).

15.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages. Substantially, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

During the year ended February 28, 2013, the Company’s ten largest customers comprised approximately 92% (2012 - 87%; 2011 - 86%) and no one customer comprised more than 83% (2012 - 78%; 2011 - 73%). As at February 28, 2013 and February 29, 2012, one customer comprised more than 10% of trade receivables.

Item 19. – Exhibits.

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 2, 2010.

8.1*	Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 23, 2013

INDEX TO EXHIBITS

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

2.1	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.

2.2	Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 2, 2010.

8.1*	Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm

*Filed herewith