Form 20-F
period 2014-02-28
LEADING BRANDS INC
filed 2014-05-28
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 U.S.A.

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2014

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

As of February 28, 2014, Leading Brands, Inc. had 2,912,997 Common Shares, without par value, outstanding.

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

Forward-Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments. The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2015;

•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines.

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

Item 3. – Key Information

A.        Selected financial data.

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to Leading Brands for the periods indicated. It should be read in conjunction with this Annual Report and the Company’s consolidated financial statements listed in “Item 18 – Financial Statements” of this Annual Report. The following table is derived from, and is qualified by, the Company’s financial statements and the notes thereto which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

	FISCAL YEAR ENDED Feb. 28, 2014	FISCAL YEAR ENDED Feb. 28, 2013	FISCAL YEAR ENDED Feb. 29, 2012	FISCAL YEAR ENDED Feb. 28, 2011	FISCAL YEAR ENDED Feb. 28, 2010
Net sales / operating revenue	$15,313,468	$17,240,342	$18,404,052	$18,909,031	$20,526,233
Net income (loss)	$1,163,295	$591,304	$1,550,858	($82,028)	$1,211,271
Earnings (loss) per share, basic	$0.40	$0.20	$0.46	($0.02)	$0.30
Earnings (loss) per share, diluted	$0.37	$0.17	$0.44	($0.02)	$0.30
Total assets	$15,140,842	$14,127,121	$14,981,079	$15,670,153	$17,483,684
Net assets	$12,820,201	$11,742,831	$12,484,400	$11,668,233	$11,288,216
Share Capital	$32,713,370	$33,096,167	$36,678,050	$40,607,350	$44,508,673
Long-term debt	NIL	$75,027	$218,374	$1,628,412	$2,596,069
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average common shares outstanding basic and diluted	Basic: 2,929,722 Diluted: 3,246,223	Basic: 3,012,647 Diluted: 3,314,762	Basic: 3,368,751 Diluted: 3,541,859	3,853,866	3,980,202

3.        Exchange Rates

Exchange Rate – May 16, 2014: 1.0882

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	April 1-30, 2014	March 1-31, 2014	Feb. 1-28, 2014	Jan. 1-31, 2014	Dec. 1-31, 2013	Nov. 1-30, 2013
High	1.1055	1.1279	1.1196	1.1225	1.0737	1.0629
Low	1.0858	1.0955	1.0940	1.0589	1.0559	1.0398

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Mar. 1, 2013 to Feb. 28, 2014	Mar. 1, 2012 to Feb. 28, 2013	Mar. 1, 2011 to Feb. 29, 2012	Mar. 1, 2010 to Feb. 28, 2011	Mar. 1, 2009 to Feb. 28, 2010
Average	1.0462	0.9988	0.9914	1.0209	1.1052

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

The Company is subject to various laws and regulations, and changes in such laws and regulations could have a negative impact on our operations. For example:

•	the Company has significant tax loss carry-forwards available, and a change in legislation affecting these losses could negatively impact future earnings;
•	changes in environmental laws affecting beverage containers could add costs to the Company’s operations and/or could decrease consumer demand for the Company’s products; and,
•

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

The Company derives a substantial portion of its revenue from certain major customers, with the largest customer contributing 90% of our total revenue and the ten largest customers comprising 96% of revenue. The loss of certain major customers would have a negative impact on earnings.

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

We are a party, from time to time, to litigation claims and legal proceedings. Defending such proceedings could result in significant ongoing expenditures and the continued diversion of our management’s time and attention from the operation of our business, which could have a negative effect on our business operations. Our failure to successfully defend or settle any litigation or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common shares to decline.

Other risks related to our business may arise and affect our sales and earnings.

For example, such risks may include:

•	whether the Company’s marketing programs are effective and successful, especially for newer brands;
•	changes in consumer tastes and preferences and market demand for new and existing products;
•	changes in general economic and business conditions; and
•	adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

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

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of US$0.28 to a high of US$5.83 during the five year period from March 1, 2009 to February 28, 2014. (These amounts have been adjusted to reflect the 5:1 share consolidation that became effective on February 2, 2010.) During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares. The Company has had periods where the bid price of the Company’s common shares closed below US$1.00 per share, and therefore there is a risk that the Company will not continue to meet the minimum requirement for continued listing under NASDAQ’s Marketplace Rule 5550(a)(2).

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares.

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX.” As of February 28, 2014, there were 2,912,997 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

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

In order to maintain our current status as a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act), where more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our “foreign private issuer” status:

•	we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;
•	we would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;
•	we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;
•	we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers; and
•

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

33 W. 8th Avenue – Unit 101
Vancouver BC
Canada V5Y 1M8
Tel: 604-685-5200

4.

During the period since the beginning of the last fiscal year to May 16, 2014, there have been no material reclassifications, mergers or consolidations of the Company or any of its subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; or bankruptcy, receivership or similar proceedings with respect to the Company or its subsidiaries.

The name of the Company’s subsidiary in the United States was changed from Blue Beverage Company, Inc. to Neurogenesis Inc. on January 31, 2014.

5.

The Company expended $565,015 on the purchase of property, plant and equipment in the fiscal year ended February 28, 2014, of which $344,967 was for bottling equipment, $100,452 was for leasehold improvements, $10,898 was for vehicles, and $108,698 was for office equipment, computers and software.

The Company expended $1,496,572 on the purchase of property, plant and equipment in the fiscal year ended February 28, 2013, of which $775,243 was for bottling equipment, $365,248 was for leasehold improvements, $265,332 was for vehicles, and $90,749 was for office equipment, computers and software.

The Company expended $401,719 on the purchase of property, plant and equipment in the fiscal year ended February 29, 2012, of which $371,043 was for bottling equipment and $30,676 was for office equipment, computers and software.

6.	Capital expenditures that are planned for the fiscal year ending February 28, 2015 are in Canada and will be funded with cash on hand, by the Company’s primary lender, or some combination of the two.

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

In the fiscal year ended February 28, 2014, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s beverage business in Canada, and Neurogenesis Inc. (formerly Blue Beverage Company, Inc.) was the principal sales subsidiary in the United States.

2.	Beverage Bottling, Distribution and Sales and Marketing

Bottling Plant. In the fiscal year ended February 28, 2014, the Company operated a 50,000 square foot bottling plant in Edmonton, Alberta. The Company bottles juices and new age beverages for a “co-pack customer” (as defined below) and the Company’s own branded products. The Company’s plant is primarily a “hot fill” plant designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives.

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

The Company has a sales and marketing team and outside broker network that covers most of Canada and the western United States. Through its distribution network, broker network and the Company’s sales team, the Company maintains contact with its customers and provides the sales and merchandising services necessary to ensure proper presentation of the Company’s brands on store shelves and to assure appropriate ordering and pull- through of the Company’s products.

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

Brand Licensing and Brand Development

The Company has increased its focus on the development of its own brands. Several of the Company’s branded products, including TrueBlue®, PureBlue®, TrueBlack® and Happy Water® are packaged and managed by the Company.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 28, 2014, net export sales were less than 10% of the Company’s net revenues.

3.	Demand for the Company’s beverage products is somewhat seasonal, with the warmer months producing more demand than the cooler months.

4.

Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company’s co-pack customers. For the Company’s branded and private label products, this risk remains with the Company.

Raw materials used in the beverage packaging business consist primarily of sugar, bottles, closures, flavoring, cardboard and juice concentrate. The Company generally uses filtered municipal water to manufacture products. The Company's Happy Water® brand is produced by blending two different spring waters.

•	Sugar is commodity priced and is generally purchased under a one-year contract. There are several suppliers in both Canada and the United States.

•	Bottles are generally purchased in the United States, but there is a PET bottle supplier in Canada. PET pricing is affected by changing oil prices.

•	Closures and flavorings are generally purchased in the United States, but Canadian suppliers are becoming available.

•	Cardboard is widely available and, while pricing fluctuates from year to year, it is generally stable in the short term.

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

C.         Organizational structure.

Following is a list of the Company’s significant subsidiaries as of February 28, 2014:

•	Leading Brands of Canada, Inc. (“LBCI”):
	-	incorporated provincially in Alberta, Canada;
	-	100% owned by Leading Brands, Inc.;
	-	is the Company’s principal operating subsidiary in Canada; and
	-	also operates as North American Bottling (a division of LBCI).

•	LBI Brands, Inc.:
	-	incorporated provincially in British Columbia, Canada;
	-	100% owned by Leading Brands, Inc.; and
	-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

•	Neurogenesis Inc.:
	-	incorporated federally in Canada;
	-	100% owned by Leading Brands, Inc.; and
	-	operating company for the Happy Water brand

•	Neurogenesis Inc.: (formerly Blue Beverage Company, Inc.)
	-	incorporated in Nevada, USA;
	-	100% owned by Leading Brands, Inc.; and
	-	is the Company’s principal operating subsidiary in the United States.

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

The Company bottles Happy Water® at a co-packing facility at 19500 – 56th Avenue, Surrey, B.C. Canada. The Company owns substantially all of the equipment utilized in the production of Happy Water®.

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

Overall Performance

The major developments during the year ended February 28, 2014 included:

•

The Company improved its gross margin percentages, excluding depreciation totaling $753,210 (2013: $681,045), from 37.2% in the fiscal year ended February 28, 2013 to 45.1% in the fiscal year ended February 28, 2014; and

•

The Company saw an increase in its net income from net income of $591,304 for the fiscal year ended February 28, 2013 on $18.4 million in gross sales to a net income of $1,163,295 in the fiscal year-ended February 28, 2014 on $16.0 million gross sales, principally due to a decrease in discounts and selling, general and administrative expenses.

Sales

Revenue	Fiscal Year ended February 28, 2014	Fiscal Year ended February 28, 2013	Change
Manufactured Products	$ 15,872,966	$ 17,685,644	($ 1,812,678)
Purchased Products	$ 79,963	$ 680,227	($ 600,264)

Total Gross Revenue	$ 15,952,929	$ 18,365,871	($ 2,412,942)
Discounts, Allowances and Rebates	($ 639,461)	($ 1,125,529)	($ 486,068)
Net Revenue	$ 15,313,468	$ 17,240,342	($ 1,926,874)

Gross sales for the fiscal year ended February 28, 2014 were $15,952,929 compared to $18,365,871 for the previous fiscal year, representing a decrease of 13.1% . This decrease of $2,412,942 in gross sales for the year ended February 28, 2014 was the result of the following:

•	decreased revenues from manufactured products of $1,812,678 due to a reduction of co-pack volume and reduced sales of certain branded beverage products; and
•	decreased sales of products that the Company purchases for resale of $600,264 due to the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the fiscal year ended February 28, 2014 decreased $486,068 compared to the prior fiscal year as a result of lower discounts on the Company’s licensed brands, lower discounts on co-packing service and the Company’s branded beverages due to lower demand.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended February 28, 2014	Fiscal Year ended February 28, 2013	Change
Manufactured Products	$ 8,342,780	$ 10,335,513	($ 1,992,733)
Purchased Products	$ 65,778	$ 497,270	($ 431,492)
Total	$ 8,408,558	$ 10,832,783	($ 2,424,225)

Cost of sales, excluding depreciation totaling $753,210 (2013: $681,045) for the fiscal year ended February 28, 2014 was $8,408,558 compared to $10,832,783 for the previous fiscal year, representing a decrease of 22.4% . This decrease in cost of sales of $2,424,225 for the year ended February 28, 2014 was the result of the following:

•	lower cost of sales from products that the Company purchases for resale of $431,492 in comparison to the prior fiscal year due to the discontinuation by the Company of a licensed brand; and
•	decreased cost of sales of products that the Company manufactures of $1,992,733 primarily due to reduced Co-pack volume and improved productivity.

Margin	Fiscal Year ended February 28, 2014	Fiscal Year ended February 28, 2013	Change
Manufactured Products	$ 6,891,692	$ 6,286,705	$ 604,987
Purchased Products	$ 13,218	$ 120,854	($ 107,636)
Total	$ 6,904,910	$ 6,407,559	$ 497,351
Margin percentage	45.1%	37.2%	7.9%

Margin for the fiscal year ended February 28, 2014 was $6,904,910 compared to $6,407,559 for the previous fiscal year, representing an increase in margin as a percentage of net sales of 7.9% . The increase in margin of $497,351 for the fiscal year ended February 28, 2014 was the result of increased margin from manufactured products of $604,987 offset by decreased margin from products that the Company purchases for resale of $107,636.

Selling, General and Administrative Expenses

For the fiscal year ended February 28, 2014, selling, general and administrative expenses decreased $57,799 from $4,740,375 in the fiscal year ended February 28, 2013 to $4,682,576 in the year ended February 28, 2014 as a result of:

•	decreased stock-based compensation expense of $97,444;
•	decreased office rent and operating cost of $193,813;
•	decreased advertising cost of $137,482; offset by
•	increased costs resulting from settling litigation with a supplier to the Company.

Other Expenses

The Company recorded interest expense on current and long-term debt of $9,474 as compared to $18,165 in the prior fiscal year.

In the fiscal year ended February 28, 2014, the Company recorded interest income from bank balances of $7,012 compared to $2,908 in the prior fiscal year.

The Company recorded a non-cash income tax expense of $255,408 in the fiscal year ended February 28, 2014 relating to Canadian operations, as compared to a $306,652 expense in the prior fiscal year. Deferred tax assets in other operating entities are offset by a valuation allowance.

Depreciation expense increased to $753,210 for the fiscal year ended February 28, 2014, as compared to $681,045 in the prior fiscal year.

Fiscal Year Ended February 28, 2013

Sales

Revenue	Fiscal Year ended February 28, 2013	Fiscal Year ended February 29, 2012	Change
Manufactured Products	$ 17,685,644	$ 18,621,941	($ 936,297)
Purchased Products	$ 680,227	$ 834,564	($ 154,337)
Total Gross Revenue	$ 18,365,871	$ 19,456,505	($ 1,090,634)
Discounts, Allowances and Rebates	($ 1,125,529)	($ 1,052,453)	($ 73,076)
Net Revenue	$ 17,240,342	$ 18,404,052	($ 1,163,710)

Gross sales for the fiscal year ended February 28, 2013 were $18,365,871 compared to $19,456,505 for the previous fiscal year, representing a decrease of 5.6% . This decrease of $1,090,634 in gross sales for the year ended February 28, 2013 was the result of the following:

•	decreased revenues from manufactured products of $936,297 due to the Company focusing its efforts on brands that are more profitable and a lag in listings of the Company’s principal juice brands due to a change in packaging format; and
•	decrease in sales of products that the Company purchases for resale of $154,337 due to reduced sales volumes.

Discounts, rebates and slotting fees for the fiscal year ended February 28, 2013 increased $73,076 compared to the prior fiscal year as the Company invested in new listings and promotions of its branded beverages.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended February 28, 2013	Fiscal Year ended February 29, 2012	Change
Manufactured Products	$ 10,335,513	$ 10,665,787	($ 330,274)
Purchased Products	$ 497,270	$ 621,292	($ 124,022)
Total	$ 10,832,783	$ 11,287,079	($ 454,296)

Cost of sales, excluding depreciation totaling $681,045 (2012: $676,464), for the fiscal year ended February 28, 2013 was $10,832,783 compared to $11,287,079 for the previous fiscal year, representing a decrease of 4.0% . This decrease in cost of sales of $454,296 for the year ended February 28, 2013 was the result of the following:

•	lower cost of sales from products that the Company purchases for resale of $124,022 in comparison to the prior fiscal year due to reduced sales volumes; and
•	decreased cost of sales of products that the Company manufactures of $330,274 primarily due to reduced sales volumes.

Margin	Fiscal Year ended February 28, 2013	Fiscal Year ended February 29, 2012	Change
Manufactured Products	$ 6,286,705	$ 6,945,434	($ 658,729)
Purchased Products	$ 120,854	$ 171,539	($ 50,685)
Total	$ 6,407,559	$ 7,116,973	($ 709,414)
Margin percentage	37.2%	38.7%	( 1.5%)

Margin for the fiscal year ended February 28, 2013 was $6,407,559 compared to $7,116,973 for the previous fiscal year, representing a decrease in margin as a percentage of net sales of 1.5% . The decrease in margin of $709,414 for the fiscal year ended February 28, 2013 was the result of decreased margin from products that the Company purchases for resale of $50,685, and manufactured products of $658,729.

Selling, General and Administrative Expenses

For the fiscal year ended February 28, 2013, selling, general and administrative expenses increased $84,077 from $4,656,298 in the fiscal year ended February 29, 2012 to $4,740,375 in the year ended February 28, 2013 as a result of:

•	increased selling and marketing costs of $392,290; offset by,
•	decreased stock-based compensation expense of $262,905; and
•	decreased administration costs of $45,308.

Other Expenses

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

B.         Liquidity and Capital Resources

Fiscal Year Ended February 28, 2014
As of February 28, 2014, the Company had working capital of $1,617,029 compared to working capital of $130,131 at the prior fiscal year end. The Company held $2,393,784 in cash account balances at February 28, 2014 compared with $53,352 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 28, 2014, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 28, 2014	Fiscal Year ended February 28, 2013	Change
Operating activities	$ 3,189,637	$ 1,957,760	$ 1,231,877
Investing Activities	($ 565,015)	($ 1,474,617)	$ 909,602
Financing activities	($ 283,743)	($ 1,619,641)	$ 1,335,898

For the fiscal year ended February 28, 2014, the cash generated from operating activities was the result of positive operating results. The increase of $1,231,877 is the result of the greater net income this fiscal year.

The decrease in cash utilized in the fiscal year ended February 28, 2014 for investing activities is due to less cash being used for equipment for a new brand and the Company's bottling plant as compared to the prior fiscal year.

Cash used for financing activities in the fiscal year ended February 28, 2014 decreased in comparison to the prior fiscal year due to less cash being used for the Company’s share repurchase program as compared to the prior year.

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (the “Revolving Facility”), subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.00% to 1.50% per annum. At February 28, 2014, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $329,900. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales. The unused portion of the Revolving Facility is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes.

The Revolving Facility agreement contains four financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; (iii) a debt coverage covenant; (iv) a capital expenditure covenant. The Company was in compliance with all convents at February 28, 2014.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company is committed to spend $158,480 Euro in capital expenditures in the fiscal year ending February 28, 2015.

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

For the fiscal year ended February 28, 2013, the cash generated from operating activities was the result of positive operating results. The decrease of $674,650 was the result of the lower net income this fiscal year, offset by a decrease in inventory.

The increase in cash utilized in the fiscal year ended February 28, 2013 for investing activities was attributable to the purchase of equipment required for a new brand, upgrades to the Company's bottling plant, and computer equipment.

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

The Revolving Facility agreement contains four financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; (iii) a debt coverage covenant; (iv) a capital expenditure covenant. The Company was in compliance with three of the four covenants and received a waiver for the fourth (capital expenditures exceeding $1,000,000) at February 28, 2013.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

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

D.         Trend Information.

Since 2009, the Company has focused on producing and selling beverage products that can generate superior margins. At times that has meant sacrificing sales volume for profitability. Over the same time the Company has eliminated its reliance on brands licensed from third parties. The Company continues to develop its own branded beverages that it trials and from time to time releases to market. Those brands can take a year or more to gain consumer recognition and replace the volume of more established, but lower margin brands. Consequently, the Company has recently experienced a decline in gross revenues combined with a trend of increased gross margin.

E.         Off-balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment and other agreements as disclosed in Note 11 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

2.	The Company had no off balance sheet arrangements during the fiscal year ended February 28, 2014.

F.         Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of February 28, 2014:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-

Capital (Finance) Lease Obligations	$75,027	$75,027	-	-	-
Operating Lease Obligations (1)	$3,313,740	$747,616	$1,519,221	$608,738	$438,165
Purchase Obligations	$1,122,645	$867,788	$251,889	$2,968	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest on Capital Lease	$ 1,346	$1,346	-	-	-
Total	$4,512,758	$1,691,777	$1,771,110	$611,706	$438,165

(1)

The Company is committed to operating leases for premises and equipment as disclosed in Note 11 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $51,579 are netted against accounts receivable as at February 28, 2014. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold. At February 28, 2014, the inventory balance was presented net of a provision for obsolete inventory in the amount of $100,058. A 10% change in the estimates of provision for obsolete inventory would not result in a material change to the financial statements.

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

Compensation costs are charged to the Consolidated Statements of Comprehensive Income.

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

Income Taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the deferred income tax asset. Although the Company has tax loss carry-forwards and other deferred income tax assets, management has determined certain of these deferred income tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 10 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report. The valuation allowance represents tax losses and deferred income tax assets from inactive United States subsidiaries, with a tax rate of 37%, totaling $3,493,269; and inactive Canadian subsidiaries, with a tax rate of 26%, totaling $195,474.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company, it could result in an impairment adjustment in future periods up to the carrying value of the deferred income tax balance of $2,152,567. A 10% change in revenue estimates without a corresponding reduction in overhead costs, gross margins or operating costs could materially change the valuation of the deferred income tax assets. The majority of the deferred income tax asset commences expiration at February 28, 2026.

New Pronouncements

In April 2014, the Financial Accounting Standards Board (the “FASB”) amended the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2014. We are currently evaluating the impact of the new guidance on our financial statements.

In July 2013, the FASB issued guidance on the presentation of unrecognized tax benefits which better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carry forwards, similar tax losses, or tax credit carry forwards exist. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2014. We are currently evaluating the impact of the new guidance on our financial statements.

In February 2013, the FASB issued guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2013. The Company adopted this standard, and it did not materially impact the consolidated financial statements.

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

Name and Municipality	Principal Occupation and Areas of Experience
of Residence

Darryl R. Eddy Vancouver, BC Canada	Mr. Eddy has been a director of Leading Brands, Inc. since July 2009. He is also a director of various other public and private corporations.

Mr. Eddy is a retired partner of PricewaterhouseCoopers LLP and a past Managing Director of PricewaterhouseCoopers Corporate Finance Inc.

Stephen K. Fane, FCA Vancouver, BC Canada	Mr. Fane has been a director of Leading Brands, Inc. since October 2007. He is also President of New Century Holdings Ltd.

Mr. Fane was the Executive Chair of Alterrus Systems Inc. Mr. Fane was President and CEO of Hot House Growers Income Fund, a publicly traded income trust, from December 2003 to October 2006.

He is a former partner in a predecessor firm to PricewaterhouseCoopers.

A graduate of the University of British Columbia, he became a Chartered Accountant in 1972 and was elected a Fellow of the Institute of Chartered Accountants in 1997.

R. Thomas Gaglardi Vancouver, BC Canada	Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998.

He is also the President of Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites, Moxie’s Restaurants LP, Shark Clubs of Canada, Inc. and Denny’s Restaurants of Canada

.

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

The Company does not have a formal compensation committee. The Company relies on the independent members of the Board for determining executive compensation. The Board may from time to time retain independent consultants to advise on compensation matters.

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

These tables are presented in accordance with National Instrument Form 51-102F6 (Canada).

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Ralph McRae Chairman, President and CEO	2014 2013 2012	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	528,000(2) 84,000(3) 14,370(4) 528,000(2) 84,000(3) 528,000(2) 84,000(3)	626,370 612,000 612,000
Fei Xu(5) Corporate Controller and Principal Financial Officer	2014 2013 2012	94,196 82,000 82,000	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	94,196 82,000 82,000
Dave Read Executive Vice President	2014 2013 2012	nil nil nil	nil nil nil	nil nil nil	nil nil 15,000	nil nil nil	150,000(6) 271,400 (6) 245,350(6)	150,000 271,400 260,350
Sinan ALZubaidi Vice President of Bottling Operations	2014 2013 2012	167,801 168,610 151,691	nil nil nil	nil nil nil	33,500 28,917 28,500	nil nil nil	nil nil nil	201,301 197,527 180,191

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2012, 2013, and 2014 fiscal years. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)	McRae Ventures, Inc., a company of which Mr. McRae is also a director, received $528,000 for consulting services provided by Mr. McRae.

(3)	BBI Holdings Inc., a company of which Mr. McRae is also a director, receives $7,000 per month for consulting services provided by Mr. McRae.

(4)	Medical Reimbursement Plan

(5)	Ms. Xu is the Corporate Controller of the Company. Since September 8, 2012, she has also served as the Company's Principal Financial Officer.

(6)	VE Services Ltd., a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.

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

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD )	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD )
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	20,600 387,100
Fei Xu	2,000 2,000	6.20 2.45	April 4, 2018 June 1, 2020	nil 3,160
Dave Read	20,000 100,000	7.10 2.45	January 10, 2018 June 1, 2020	nil 158,000
Sinan ALZubaidi	2,416 1,367 5,000 3,553 25,000	4.05 5.35 6.20 3.00 2.45	February 9, 2015 January 11, 2016 April 4, 2018 June 26, 2018 June 1, 2020	nil nil nil 3,660 39,500

(1)

This amount is calculated based on the difference between the market value of the Shares underlying the options at the end of the most recently completed fiscal year, which was USD$4.03, and the exercise or base price of the option. The Shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.0462.

The terms of the Company's stock options are discussed under the "Option-Based Awards" section above.

Option Exercises During the Most Recently Completed Fiscal Year

The following table sets out the number of options that were exercised by the Named Executive Officers during the most recently completed fiscal year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($USD)
Sinan ALZubaidi	30,864	38,372

(1)	Based on the difference between the option exercise price and the closing market price of the Shares on the date of exercise.

Option Repricing

The Company did not reprice any stock options during the most recent fiscal year.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Ralph McRae	883
Fei Xu	nil
Dave Read	nil
Sinan ALZubaidi	116

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

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company's fiscal year ended February 28, 2014, 30,864 stock options were exercised by the Named Executive Officers.

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

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
James Corbett	9,500	nil	nil	nil	nil	9,500
Darryl Eddy	10,500	nil	nil	nil	nil	10,500
Stephen Fane	10,500	nil	nil	nil	nil	10,500
R. Thomas Gaglardi	7,000	nil	nil	nil	nil	7,000

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

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD)
James Corbett	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	20,600 5,300 79,000
Darryl Eddy	20,000 10,000 50,000	5.20 3.50 2.45	July 15, 2014 Sept. 28, 2019 June 1, 2020	nil 5,300 79,000
Stephen Fane	10,000 20,000 10,000 50,000	15.75 3.00 3.50 2.45	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020	nil 20,600 5,300 79,000

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD)
R. Thomas Gaglardi	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	20,600 5,300 79,000

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$4.03, and the exercise price of the option. The Company's shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.0462.

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

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
James Corbett	2,168
Darryl Eddy	1,285
Stephen Fane	2,168
R. Thomas Gaglardi	2,168

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

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying Shares on a selected exercise date. In the Company's fiscal year ended February 28, 2014, no stock options were exercised by directors. Further details regarding stock options may be found in the sections above titled "Outstanding Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

C.         Board Practices.

1.

The Company’s Board of Directors has been set at five directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election subject to Board approval.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Director Since

Ralph D. McRae	I	July 2013 to Annual General Meeting ("AGM") 2016	March 1996
Darryl R. Eddy	I	July 2013 to AGM 2016	July 2009
James Corbett	II	June 2011 to AGM 2014	June 2008
Stephen K. Fane	III	June 2012 to AGM 2015	October 2007
R. Thomas Gaglardi	III	June 2012 to AGM 2015	October 1998

Three of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company. R. Thomas Gaglardi is not independent as he has beneficial ownership of more than 10% of the common shares of the Company.

2.	There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of service.

3.	Audit Committee

The members of the Company’s audit committee are:

•	James Corbett
•	Darryl Eddy
•	Stephen Fane

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

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of the three independent directors (James Corbett, Darryl R. Eddy and Stephen K. Fane).

Pursuant to its charter, the responsibilities, powers and operation of the committee include, identifying and recommending new candidates for Board nomination; evaluating the effectiveness of the Board, its committees and its directors; monitoring and reviewing the Company’s corporate governance practices and policies and make recommendations for changes when appropriate; and ensuring that a comprehensive orientation is received by new directors and that continuing education opportunities are available.

In connection with its responsibilities relating to Board nominations, the committee is responsible for identifying and recommending new candidates for nomination to the Board based upon: (i) the competencies and skills necessary for the Board as a whole to possess; (ii) the competencies and skills necessary for each individual director to possess; (iii) the competencies and skills which each new nominee to the Board is expected to bring; and (iv) whether the proposed nominee to the Board will be able to devote sufficient time and resources to the Company. Other members of the Board and representatives of the food and beverage industry are consulted for possible candidates.

The size of the Board is reviewed on a regular basis by the committee and the Board. The committee and the Board will take into account the number of directors required to carry out the Board’s duties effectively, and to maintain a diversity of view and experience.

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

As of May 16, 2014, the executive officer of Leading Brands, Inc. is:

Ralph D. McRae Chairman, President and Chief Executive Officer

D.	Employees.

Following are the number of employees of the Company for the past three fiscal years as at the end of each fiscal year:

	February 28, 2014	February 28, 2013	February 29, 2012
Canada	79	95	86
United States	0	0	0

E.         Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of May16, 2014, the Company had 923,569 issued and outstanding options, with a weighted average exercise price of US$3.055.

Of the total stock options granted, 918,229 have vested and are available for exercise as of May 16, 2014.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6 – Directors, Senior Management and Employees" above, as at May 16, 2014.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price ($USD)	Expiration Date
Ralph McRae	185,626 (6.4%)	20,000 245,000	June 26, 2008 June 1, 2010	$3.00 $2.45	June 26, 2018 June 1, 2020
James Corbett	<1%	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020

Darryl R. Eddy	89,834 (3.1%)	20,000 10,000 50,000	July 15, 2004 Sept. 28, 2009 June 1, 2010	$5.20 $3.50 $2.45	July 15, 2014 Sept. 28, 2019 June 1, 2020
Stephen K. Fane	<1%	10,000 20,000 10,000 50,000	October 4, 2007 June 26, 2008 Sept. 28, 2009 June 1, 2010	$15.75 $3.00 $3.50 $2.45	October 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020
R. Thomas Gaglardi	419,125(2) (14.4%)	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Fei Xu	< 1%	2,000 2,000	Apr. 4, 2008 June 1, 2010	$6.20 $2.45	Apr. 4, 2018 June 1, 2020
Dave Read	< 1%	20,000 100,000	Jan. 10, 2008 June 1, 2010	$7.10 $2.45	Jan. 10, 2018 June 1, 2020
Sinan ALZubaidi	< 1%	2,416 1,367 5,000 3,553 25,000	Feb. 9, 2005 Jan. 11, 2006 Apr. 4, 2008 June 26, 2008 June 1, 2010	$4.05 $5.35 $6.20 $3.00 $2.45	Feb. 9, 2015 Jan. 11, 2016 Apr. 4, 2018 June 26, 2018 June 1, 2020

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

Item 7. – Major Shareholders and Related Party Transactions

A.         Major shareholders.

As at May 16, 2014, the Company had 2,912,997 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May16, 2014:

(a)

Shareholder	Number of Shares	Percentage of Issued Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	14.4%
Milwaukee Private Wealth Management, Inc.	263,424	9.04%
Salzhauer family	191,769	6.6%
Ralph McRae	185,626	6.4%

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi’s Shares are held by Northland Properties Corporation.

(b)	There has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 260 members showed that as of May 16, 2014, 1,690,544 of the Company’s common shares, or 58%, were held by 220 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

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

B.         Related party transactions.

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 16, 2014 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a)	A company with a director in common with the Company provided consulting service in the amount of $84,000.

b)	A company with a director in common with the Company provided professional service in the amount of $528,000.

c)	A company with a director in common with the Company supplied sales and marketing services in the amount of $80,900.

d)	A company with a director in common with the Company supplied bottling services in the amount of $111,519.

e)	A company with a director in common with the Company provided consulting service in the amount of $150,000.

f)	Companies with a director in common with the Company supplied hotel and restaurant services in the amount of $4,352.

g)	Companies with a director in common with the Company supplied garbage services in the amount of $1,003.

The Company believes that the services described above were provided to the

Company on a basis not less favorable than would be provided to an unrelated third party.

2.	There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

C.	Interest of experts and counsel.

This Item is not applicable for an Annual Report.

Item 8. – Financial Information

A.	Consolidated Statements and Other Financial Information.

Please see “Item 18 - Financial Statements” for a list of the financial statements filed as part of this Annual Report.

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

(a)	For the five most recent full fiscal years:

Period	High $	Low $
March 1, 2013 to Feb. 28, 2014	5.83	3.30
March 1, 2012 to Feb. 28, 2013	4.50	3.26
March 1, 2011 to Feb. 29, 2012	4.50	2.04
March 1, 2010 to Feb. 28, 2011	4.10	1.25
March 1, 2009 to Feb. 28, 2010	4.25	0.28

(b)	For each full financial quarter of the two most recent full fiscal years:

Period	High $	Low $
4th Quarter Dec. 1, 2013 – Feb. 28, 2014	4.32	3.80
3rd Quarter Sept. 1, 2013 – Nov. 30, 2013	5.18	3.60
2nd Quarter June 1, 2013 – Aug. 31, 2013	5.83	3.33

1st Quarter Mar. 1, 2013 – May 31, 2013	4.88	3.30
4th Quarter Dec. 1, 2012 – Feb. 28, 2013	4.20	3.26
3rd Quarter Sept. 1, 2012 – Nov. 30, 2012	4.35	3.71
2nd Quarter June 1, 2012 – Aug. 31, 2012	4.47	3.80
1st Quarter Mar. 1, 2012 – May 31, 2012	4.50	3.33

(c)	for the most recent six months:

Period	High $	Low $
April 1 - 30, 2014	4.19	3.88
March 1 – 31, 2014	4.04	3.88
February 1 – 28, 2014	4.04	3.87
January 1 – 31, 2014	4.28	3.85
December 1 – 31, 2013	4.32	3.80
November 1 – 30, 2013	4.35	3.87

C.	Markets.

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

The table below shows the long-term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE

LONG TERM DEBT	Lease

Interest Rate	6.125%
Principal at February 28, 2014	$75,027

Principal payments by year:
2014	75,027

2015	-
2016	-
2017	-
2018 and thereafter	-
TOTAL	$75,027

The fair value of this debt decreases as market interest rates increase. The fair value of this debt approximates book value as at February 28, 2014

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

At February 28, 2014, the Company’s cash balances included $158,600 denominated in EURO dollars (2013 - $Nil).

At February 28, 2014, the Company’s cash balances included $179,600 denominated in U.S. dollars (2013 - $4,000), accounts receivable balances included $Nil denominated in U.S. dollars (2013 - $44,000), and the Company’s accounts payable and accrued liabilities balance included $166,000 denominated in U.S. dollars (2013 - $206,000).

As at February 28, 2014, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $25,000 on net earnings for the year. A 5% U.S.-to-Canadian dollar decrease would have a positive impact of similar magnitude.

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

The documents relating to the share consolidation were filed with the SEC on a Form 6-K on February 3, 2010 and are incorporated by reference.

B.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2014.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. – Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of February 28, 2014, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms regarding required disclosure; and

•	accumulated and communicated to the Company’s management, including the Chief Executive Officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

As part of its evaluation of the effectiveness of its internal control over financial reporting as required by paragraph (c) of Rules13a-15 or 5d-15 of the Exchange Act, the Company utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework (1992). The Company annually reviews the final documentation to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 28, 2014. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is effective as of the fiscal year ended February 28, 2014.

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

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended February 28, 2014 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2014 and February 28, 2013 totaled $80,000 and $95,750 respectively.

b)	Audit-Related Fees – No audit-related fees were billed for the fiscal years ended February 28, 2014 and February 28, 2013.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 28, 2014 and February 28, 2013 totaled $11,445 and $26,488 respectively for tax compliance, advice and planning.

d)	All Other Fees – No other fees were billed for the fiscal years ended February 28, 2014 and February 28, 2013.

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

Share Buyback

From the fiscal year ended February 28, 2010 through to February 28, 2014, the Company’s Board of Directors authorized a share repurchase program for the repurchase of up to US$3,500,000 of the Company’s outstanding common shares. A total of 48,348 common shares were purchased during the fiscal year ended February 28, 2014 for a total cost of $224,992 (US$215,395). All shares repurchased in the fiscal year have been returned to treasury.

The following table provides details of the Company’s share repurchases during the fiscal year ended February 28, 2014.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Program
		USD$	CAD$
Month #1 March 1 – 31, 2013	nil	n/a	n/a	nil	-
Month #2 April 1 – 30, 2013	nil	n/a	n/a	nil	-
Month #3 May 1 – 31, 2013	18,996	4.56	4.70	18,996	-
Month #4 June 1 – 30, 2013	nil	n/a	n/a	nil	-
Month #5 July 1 – 31, 2013	2,969	5.14	5.30	2,969	-
Month #6 August 1 – 31, 2013	2,200	5.21	5.40	2,200	-
Month #7 September 1 – 30, 2013	nil	n/a	n/a	nil	-
Month #8 October 1 – 31, 2013	13,520	4.31	4.49	13,520	-
Month #9 November 1 – 30, 2013	3,963	4.06	4.25	3,963	-
Month #10 December 1 – 31, 2013	nil	n/a	n/a	nil	-
Month #11 January 1 – 31, 2014	3,800	4.04	4.45	3,800	-
Month #12 February 1 – 28, 2014	2,900	3.93	4.34	2,900	-
Total	48,348	4.44	4.63	48,348	US$601,981

(a)

The share repurchase program was originally announced in a news release on September 9, 2009, followed by additional news releases on November 19, 2010, February 15, 2011, April 29, 2011, September 29, 2011, January 12, 2012, June 19, 2012, July 12, 2012 and July 11, 2013.

(b)	The total dollar amount approved for the share repurchase program in the years ended February 28, 2010, February 28, 2011, February 29, 2012, February 28, 2013 and February 28, 2014 was US$3,500,000.
(c)	The share repurchase plan does not have an expiration date.

Item 16F. – Change in Registrant’s Certifying Accountant

None.

Item 16G. – Corporate Governance

The NASDAQ Rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance requirements, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The Company has chosen to comply with the NASDAQ corporate governance rules as though it was a U.S. company, except for Rule 5635(c), requiring shareholder approval of equity compensation arrangements and Rule 5605(d) regarding Compensation Committees. The Company has notified NASDAQ that it has elected to follow British Columbia practice in lieu of these Nasdaq rules.

Item 16H. – Mine Safety Disclosure

Not applicable.

P A R T III

Item 17. – Financial Statements.

Not applicable.

Item 18. – Financial Statements.

The following financial statements for the year ended February 28, 2014 are included in this report:

(a)	Balance sheets

(b)	Statements of Comprehensive Income

(c)	Statements of Cash Flows

(d)	Statements of Changes in Shareholders’ Equity

(e)	Notes to the Consolidated Financial Statements

Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2014 and February 28, 2013
(Expressed in Canadian Dollars)

Independent Auditors’ Report
Consolidated Financial Statements
Balance Sheets
Statements of Comprehensive Income
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Notes to the Consolidated Financial Statements

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the accompanying consolidated financial statements of Leading Brands, Inc. which comprise the Consolidated Balance Sheets as at February 28, 2014 and February 28, 2013 and the Consolidated Statements of Comprehensive Income, Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 28, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Leading Brands, Inc. as at February 28, 2014 and February 28, 2013 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2014, in accordance with United States Generally Accepted Accounting Principles.

  /s/ BDO CANADA LLP
  Chartered Accountants

Vancouver, Canada
May 27, 2014

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at	Feb. 28, 2014	Feb. 28, 2013

Assets
Current
Cash	$2,393,784	$53,352
Accounts receivable	499,337	754,404
Inventory (Note 2)	586,513	1,079,590
Prepaid expenses and deposits (Note 4)	173,841	307,157
	3,653,475	2,194,503
Property, plant and equipment (Note 3)	9,334,800	9,524,643
Deferred tax assets (Note 10)	2,152,567	2,407,975
Total Assets	$15,140,842	$14,127,121

Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	$1,961,419	$1,921,025
Current portion of long-term debt	75,027	143,347
	2,036,446	2,064,372
Long-term debt (Note 5)	-	75,027
Derivative Liability – non-employee stock options (Note 9)	284,195	244,891
	2,320,641	2,384,290
Shareholders’ Equity
Share Capital Authorized (Note 7(a)) 500,000,000 common shares without par value 20,000,000 preferred shares without par value Issued 2,912,997 common shares (2013 – 2,930,481)	32,713,370	33,096,167
Additional paid-in capital	18,361,758	18,064,886
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(38,832,843)	(39,996,138)
	12,820,201	11,742,831
Total Liabilities and Shareholders’ Equity	$15,140,842	$14,127,121

Approved on behalf of the Board:

_____s/s Ralph McRae___________________________________	Director

_____s/s Stephen K. Fane________________________________	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Comprehensive Income
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2014	Feb. 28, 2013	Feb. 29, 2012

Gross Sales	$15,952,929	$18,365,871	$19,456,505

Less: Discounts, rebates and slotting fees	(639,461)	(1,125,529)	(1,052,453)

Net Sales	15,313,468	17,240,342	18,404,052

Expenses (income)
Cost of sales (excluding depreciation shown separately below)	8,408,558	10,832,783	11,287,079
Selling, general and administrative	4,682,576	4,740,375	4,656,298
Depreciation of property, plant and equipment	753,210	681,045	676,464
Interest on long-term debt	9,396	17,891	114,902
Interest on current debt	78	274	725
Foreign exchange loss	6,560	593	4,666
Interest income	(7,012)	(2,908)	(8,216)
Change in fair value of derivative liability	39,304	(18,252)	17,160
Loss on disposal of assets	2,095	90,585	11,013

	13,894,765	16,342,386	16,760,091

Income before income tax	1,418,703	897,956	1,643,961

Income tax provision (Note 10)	255,408	306,652	93,103

Net and Comprehensive income	$1,163,295	$591,304	$1,550,858

Earnings per share
Basic	$0.40	$0.20	$0.46
Diluted (Note 7(e))	$0.37	$0.17	$0.44

Weighted average common shares outstanding
Basic	2,929,722	3,012,647	3,368,751
Diluted (Note 7(e))	3,246,223	3,314,762	3,541,859

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2014	Feb. 28, 2013	Feb. 29, 2012

Cash provided by (used in)

Operating activities
Net income	$1,163,295	$591,304	$1,550,858
Items not involving cash
Depreciation of property, plant and equipment	753,210	681,045	676,464
Amortization of leasehold inducement (Note 6)	-	(24,491)	(25,560)
Loss on disposal of assets	2,095	90,585	11,013
Stock based compensation (Note 8)	54,471	151,916	414,822
Change in derivative liability (Note 9)	39,304	(18,252)	17,160
Deferred income tax provision	255,408	306,652	93,103
Changes in non-cash operating working capital
Accounts receivable, net	255,067	(32,017)	8,497
Inventory, net	493,077	202,063	(306,914)
Prepaid expenses and other assets	133,316	(56,251)	(72,991)
Accounts payable	40,394	65,206	265,958

	3,189,637	1,957,760	2,632,410
Investing activities
Purchase of property, plant and equipment	(565,015)	(1,496,572)	(401,719)
Proceeds on disposal of assets	-	21,955	561

	(565,015)	(1,474,617)	(401,158)
Financing activities
Repurchase of common shares	(224,992)	(1,544,342)	(1,168,764)
Proceeds from issuance of common shares	84,596	59,553	19,251
Repayment of long-term debt	(143,347)	(134,852)	(1,762,800)

	(283,743)	(1,619,641)	(2,912,313)

Increase (Decrease) in cash and cash equivalents	2,340,879	(1,136,498)	(681,051)

Effect of exchange rates on cash	(447)	311	(10)

Cash and cash equivalents, beginning of year	53,352	1,189,539	1,870,600

Cash and cash equivalents, end of year	$2,393,784	$53,352	$1,189,539

Supplementary disclosure of cash flow Information

Cash paid (received) during the year
Interest received	$(7,012)	$(2,098)	$(8,216)
Interest paid	9,474	18,165	79,061
Income taxes	-	-	-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Common Stock			Additional			Total
			Treasury	Paid-In		Accum.	Shareholders’
	Shares	Amount	Stock	Capital	AOCI	Deficit	Equity
Balance at February 28, 2011	3,579,249	$40,607,350	$(19,536)	$12,640,803	$577,916	$(42,138,300)	$11,668,233
Net income						1,550,858	1,550,858
Exercise of stock options	7,400	39,192		(19,941)			19,251
Shares repurchased under provisions of the share repurchase plan			(3,948,956)	2,780,192			(1,168,764)
Shares cancelled	(349,981)	(3,968,492)	3,968,492				-
Stock based compensation expense (Note 8)				414,822			414,822
Balance at February 29, 2012	3,236,668	$36,678,050	$-	$15,815,876	$577,916	$(40,587,442)	$12,484,400
Net income						591,304	591,304
Exercise of stock options	20,000	112,449		(52,896)			59,553
Shares repurchased under provisions of the share repurchase plan			(3,694,332)	2,149,990			(1,544,342)
Shares cancelled	(326,187)	(3,694,332)	3,694,332				-
Stock based compensation expense (Note 8)				151,916			151,916
Balance at February 28, 2013	2,930,481	$33,096,167	$-	$18,064,886	$577,916	$(39,996,138)	$11,742,831
Net income						1,163,295	1,163,295
Exercise of stock options	30,864	160,158		(75,562)			84,596
Shares repurchased under provisions of the share repurchase plan			(542,955)	317,963			(224,992)
Shares cancelled	(48,348)	(542,955)	542,955				-
Stock based compensation expense (Note 8)				54,471			54,471
Balance at February 28, 2014	2,912,997	$32,713,370	$-	$18,361,758	$577,916	$(38,832,843)	$12,820,201

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $51,579 and $124,672 as of February 28, 2014 and February 28, 2013, respectively, are netted against accounts receivable.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Accounts Receivable (continued)	Allowances for Doubtful Accounts	2014	2013	2012

	Balance at beginning of year	$124,672	$43,353	$24,227
	Bad debt provision	-	95,838	35,925
	Write-off of receivables	(73,093)	(14,519)	(16,799)
	Balance at end of year	$51,579	$124,672	$43,353

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Advertising Costs

Advertising costs, which also include samples, trade show, product demo, media promotion costs are expensed as incurred. During the years ended February 28 2014, February 28, 2013 and February 29, 2012, the Company incurred advertising costs of $509,433, $646,915 and $419,070, respectively.

Earnings (loss) per common share

Basic EPS is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS gives effect to all dilutive potential common shares outstanding during the year including stock options and warrants using the treasury stock method. In computing diluted EPS, the average stock price for the year is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.

Stock-Based Compensation

Compensation costs are charged to the Consolidated Statements of Comprehensive Income. Compensation costs for employees are amortized over the period from the grant date to the date the options vest. Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period. Compensation for non-employees is re- measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

Changes in fair value of options granted to non-employees that are accounted for as liabilities are recognized as stock compensation until fully vested, and after that time as change in fair value.

Income Tax

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction when these differences are expected to be realized. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the deferred income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management has determined certain of these deferred tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance (Note 10). No reserves for an uncertain tax position have been recorded for the years ended February 28, 2014 or February 28, 2013.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Comprehensive Income	Comprehensive income includes both net earnings and other comprehensive income which are presented in a single continuous statement.

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

The Company had certain financial liabilities required to be recorded at fair value on a recurring basis in accordance with US GAAP. As at February 28, 2014 and February 28, 2013, the derivative liability on non-employee stock options is a financial liability classified for Level 3 fair value measurement. See Note 14 for more information.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (the “FASB”) amended the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2014. The Company is currently evaluating the impact of the new guidance on our financial statements.

In July 2013, the FASB issued guidance on the presentation of unrecognized tax benefits which better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carry forwards, similar tax losses, or tax credit carry forwards exist. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2014. The Company is currently evaluating the impact of the new guidance on our financial statements.

In February 2013, the FASB issued guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2013. The Company adopted this standard, and it did not materially impact the consolidated financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

2.	Inventory

	2014	2013
Finished goods, net	$219,842	$526,810
Raw materials	366,671	552,780
	$586,513	$1,079,590

The ending balance above includes a total inventory obsolescence provision of $100,058 as at February 28, 2014 (2013 - $129,106).

Inventory Obsolescence Provision	2014	2013	2012

Balance at beginning of year	$129,106	$115,413	$117,320
Obsolescence provision	156,000	242,717	88,883
Write-off of inventory	(185,048)	(229,024)	(90,790)
Balance at end of year	$100,058	$129,106	$115,413

3.	Property, Plant and Equipment

		2014
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,917,608	$8,739,219	$7,178,389
Buildings	1,931,944	1,238,488	693,456
Automotive equipment	286,252	86,857	199,395
Land	433,613	-	433,613
Land improvements	1,861	1,277	584
Leasehold improvements	695,182	237,054	458,128
Furniture and fixtures	681,926	573,822	108,104
Computer hardware and software	2,277,183	2,014,052	263,131
	$22,225,569	$12,890,769	$9,334,800

		2013
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,572,642	$8,210,156	$7,362,486
Buildings	1,931,944	1,201,991	729,953
Automotive equipment	274,899	35,765	239,134
Land	433,613	-	433,613
Land improvements	1,861	1,226	635
Leasehold improvements	594,730	182,224	412,506
Furniture and fixtures	602,617	554,837	47,780
Computer hardware and software	2,259,805	1,961,269	298,536
	$21,672,111	$12,147,468	$9,524,643

Property, plant and equipment includes equipment acquired under capital leases with an initial cost of $2,687,820 (2013 - $2,687,820). Accumulated amortization of assets acquired under capital leases is $1,027,297 (2013 - $902,312). No impairment of property, plant, and equipment was recognized in the year ended February 28, 2014 (2013 - nil).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

4.	Prepaid Expenses and Deposits

	2014	2013
Slotting fees	$9,508	$112,625
Insurance premiums	72,433	72,093
Rental deposits and other	91,900	122,439
	$173,841	$307,157

5.	Long-term Debt

		2014	2013
a)	Capital lease, principal and interest repayable at $12,729 per month including interest at a seven-year fixed rate of 6.125% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	$75,027	$218,374
		75,027	218,374
	Less: current portion	75,027	143,347
		$-	$75,027

Minimum payments due over the remaining terms of the capital lease are as follows:

	Principal	Interest
2015	$75,027	$1,346
	$75,027	$1,346

b)

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (2013 - $3,500,000) subject to the availability of eligible collateral. As at February 28, 2014, $329,900 (2013 - $817,700) of the facility was available, due to a limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% (2013 - 1.00% to 1.50%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company. The credit facility contains four financial covenants. The bank loan is subject to an annual review process.

6.	Lease Inducement

In the 2009 fiscal year, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount was amortized over the remainder of the lease term. The amortization for the fiscal year ended February 28, 2014 was $Nil (2013 - $24,491, 2012 - $25,560) with a corresponding credit to rental expense under the category of selling, general and administrative expenses.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity

a)	Share capital	Number of Authorized Shares
		2014	2013	2012
	Common shares without par value	500,000,000	500,000,000	500,000,000

	Preferred shares without par value	9,999,900	9,999,900	9,999,900
	Series “A” preferred shares	1,000,000	1,000,000	1,000,000
	Series “B” preferred shares	100	100	100
	Series “C” preferred shares	1,000,000	1,000,000	1,000,000
	Series “D” preferred shares	4,000,000	4,000,000	4,000,000
	Series “E” preferred shares	4,000,000	4,000,000	4,000,000
		20,000,000	20,000,000	20,000,000

There are no preferred shares outstanding as at February 28, 2014 (2013 - nil; 2012 - nil).

In the year ended February 28, 2014, the Company repurchased and cancelled 48,348 of its issued and outstanding shares in the amount of $224,992. Since the average issue price of cancelled common shares at the time of repurchase was $11.23, share capital has been reduced by $542,955 and additional paid-in capital has been increased by $317,963.

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

c)	Stock options (continued)

At February 28, 2014, stock options were outstanding and exercisable as follows:

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life (Years)	Price (USD)	Exercisable	Price (USD)
$2.45 to $2.99	667,000	6.25	2.45	667,000	2.45
$3.00 to $3.99	170,553	4.80	3.19	163,043	3.18
$4.00 to $5.99	38,016	0.48	5.13	38,016	5.13
$6.00 to $24.65	48,000	3.68	9.33	48,000	9.33
	923,569			916,059

A summary of the Company’s stock option activity is as follows:

		Weighted Average
	Outstanding	Exercise Price
	Options	(USD)
Options outstanding as at February 28, 2011	969,000	3.07
Granted	20,000	3.00
Expired	(5,167)	7.22
Exercised	(7,400)	2.63
Options outstanding as at February 29, 2012	976,433	3.05
Granted	-	-
Expired	(2,000)	6.20
Exercised	(20,000)	3.00
Options outstanding as at February 28, 2013	954,433	3.04
Granted	-	-
Expired	-	-
Exercised	(30,864)	2.64
Options outstanding as at February 28, 2014	923,569	3.06
Options exercisable, February 28, 2014	916,059	3.05
Options vested and expected to vest	923,569	3.06

The aggregate intrinsic value of stock options exercised during the year ended February 28, 2014 was $38,372 USD (2013 - $22,200, 2012 - $8,060).

The aggregate intrinsic value of stock options outstanding as at February 28, 2014 was $1,197,000 USD (2013 - $945,640, 2012 - $1,059,900).

The aggregate intrinsic value of stock options exercisable as at February 28, 2014 was $1,193,000 USD (2013 - $936,711, 2012 - $1,023,571).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

c)	Stock options (continued)

A summary of the Company’s non-vested stock option activity and related information for the year ended February 28, 2014 is as follows:

		Weighted Average
		Exercise
	Outstanding Options	Price (USD)
Non-vested at March 1, 2013	28,408	3.43
Granted	-	-
Vested	(20,898)	3.40
Exercised	-	-
Expired	-	-
Non-vested at February 28, 2014	7,510	3.50

As of February 28, 2014, there was $24,815 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized next year.

d)	Share purchase warrants

The Company’s issued and outstanding share purchase warrants as at February 28, 2014, February 28, 2013 and February 29, 2012 are as follows:

	Number of	Average
	Warrants	Exercise Price
		(USD)
Share purchase warrants issued and outstanding, February 29, 2012	363,400	$19.75
Expired	(363,400)	$19.75
Share purchase warrants issued and outstanding, February 28, 2014 and February 28, 2013	-	$-

The Company issued 330,000 common share purchase warrants related to a private placement and 33,400 common share purchase warrants to the placement agent pursuant to the terms of an agreement related to the issuance of common shares on August 9, 2007. Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expired unexercised on February 9, 2013.

e)	Earnings per common share

For the years ended February 28, 2014, February 28, 2013, and February 29, 2012, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 83,600, 473,833, and 511,400 respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

e)	Earnings per common share (continued)

	2014	2013	2012
Weighted average shares - basic EPS	2,929,722	3,012,647	3,368,751

Plus: incremental shares from assumed exercise of stock options	316,501	302,115	173,108
Weighted average shares - diluted EPS	3,246,223	3,314,762	3,541,859

	2014	2013	2012
Net income	1,163,295	591,304	1,550,858
Gain/ Loss from dilutive instruments	39,304	(18,252)	17,160
Net Income	1,202,599	573,052	1,568,018
Earnings per share, basic	$0.40	$0.20	$0.46
Earnings per share, diluted	$0.37	$0.17	$0.44

8.	Stock-Based Compensation

There were no options granted during the years ended February 28, 2014 and 2013 (2012 – 20,000). The estimated fair value of the stock options granted in 2012 was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2014	2013	2012

Risk-free rate	-	-	1.11%
Dividend yield	-	-	Nil%
Volatility factor of the expected market price of the Company’s common shares	-	-	97%
Weighted average expected life of the options (months)	-	-	120

In connection with the vesting of certain employees’, officers’ and directors’ stock options for the year ended February 28, 2014, the Company has recorded stock option compensation of $54,471 (2013 - $151,916; 2012 - $414,822) which was credited to additional paid-in capital and expensed in selling, general and administrative expenses in the year.

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

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change of fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Comprehensive Income at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The non-employee share purchase option liabilities are accounted for at their respective fair values and are summarized as follows:

	2014	2013	2012
Derivative liability, opening balance	$244,891	$263,143	$245,983
Change in fair value of options	39,304	(18,252)	17,160
Derivative liability, closing balance	$284,195	$244,891	$263,143

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at February 28, 2014 were as follows: (1) risk-free rate of 2.01% (2013 – 1.55%; 2012 – 1.78%); (2) dividend yield of nil (2013 – nil; 2012 – nil); (3) an expected volatility of 111.6% (2013 – 111.9%; 2012 – 113.4%); (4) an expected life of 75 months (2013 - 87 months; 2012 – 99 months); and (5) an exercise price of $2.45 USD. These options have been included in the stock options data presented in Note 7(c).

Non-employee option holders’ exercise will result in a reduction of the option derivative liability.

10.	Income Tax

Earnings before income taxes and the provision for income taxes consisted of the following for the years ended February 28, 2014, February 28, 2013, and February 29, 2012:

	2014	2013	2012

Earnings before income taxes:
Canada	$1,441,059	$1,017,263	$1,797,445
United States	(22,356)	(119,307)	(153,484)
Total	$1,418,703	$897,956	$1,643,961

Provision for income taxes:
Current	$-	$-	$-
Deferred, Canada	255,408	306,652	93,103
Deferred, United States	-	-	-
Total	$255,408	$306,652	$93,103

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

10.	Income Tax (continued)

Income tax computed at statutory tax rates reconciles to the income tax provision, using a 25.75% (2013 – 25%, 2012 – 26.25%) statutory tax rate, as follows:

	2014	2013	2012

Tax at statutory rates at CDN rates	$367,903	$220,492	$431,540
Foreign loss taxed at US rates	(3,360)	(16,690)	(17,894)
Effect of change in statutory rate	-	-	14,400
Effect of foreign exchange on loss carry-forwards	(236,464)	(150,732)	(100,346)
Non-deductible expenses	26,232	37,979	108,776
Expiry of loss carry-forwards	-	-	104,076
Other items, net	(156,542)	38,652	(23,278)
Change in valuation allowance	257,639	176,951	(424,171)
Income tax provision for year	$255,408	$306,652	$93,103

Effective July 1, 2013, the British Columbia provincial rate increased from 10.00% to 11.00% . The tax rate for the Federal corporate tax remained the same at 15.00% .

As at February 28, 2014, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $5.8 million which can be applied against future earnings in Canada and $8.4 million in the United States. The net operating loss carry forward amounts commence to expire in 2025 through 2032.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2014	2013

Operating and other losses carried forward	$4,907,476	$4,755,713
Property, plant and equipment	821,547	935,074
Trademark and deferred costs	113,355	104,716
Un-realized foreign exchange loss	(1,068)	43,576
Financing costs	-	-
Total deferred tax assets	5,841,310	5,839,079
Valuation allowance	(3,688,743)	(3,431,104)

Net deferred tax assets	$2,152,567	$2,407,975

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of tax assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

The tax years that remain open to examination by the tax authorities are generally 2009-2014. The net operating losses from prior years are subject to adjustment under examination to the extent they remain unutilized in an open year.

There are no uncertain tax positions to recognize at February 28, 2014 and February 28, 2013.

The valuation allowance represents tax losses and deferred income tax assets from inactive United States subsidiaries, with a tax rate of 37%, totaling $3,493,269; and inactive Canadian subsidiaries, with a tax rate of 26%, totaling $195,474.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

11.	Commitments

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

2015	$747,616
2016	751,449
2017	767,772
2018	495,182
2019	113,556
and thereafter	438,165

Total future minimum payments	$3,313,740

During the years ended February 28, 2014, February 28, 2013 and February 29, 2012, the Company incurred rental expenses of $723,437, $931,224, and $893,951 respectively.

The Company has committed to certain purchase obligations as follows:

2015	$867,788
2016	122,587
2017	129,302
2018	2,544
2019	424
and thereafter	-

Total future minimum payments	$1,122,645

12.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

Subsequent to year end the Company settled litigation with a supplier that had been pending since 2009 and that settlement is reflected in these Consolidated Financial Statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

13.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2014	2013	2012

i)	Incurred consulting fees with a company related by a director in common	$84,000	$84,000	$84,000

ii)	Incurred professional service fees with a company related by a director in common	$528,000	$528,000	$528,000

iii)	Incurred marketing consulting services with a company related by a director in common	$80,900	$80,800	$76,700

iv)	Incurred bottling services from a company related by a director in common	$111,519	$89,493	$574

v)	Incurred consulting fees with a company related by an officer in common	$150,000	$271,400	$260,350

vi)	Incurred services from a company related by a director in common	$5,355	$3,763	$7,217

As at February 28, 2014, the Company had an accounts payable balance of $15,447 (2013 - $5,011; 2012 - $nil) to the bottling service company related by a director in common. The security on this amount is $nil (2013 - $nil; 2012 - $nil) and the interest rate is 24% (2013 – nil%; 2012 – nil%) per annum.

As at February 28, 2014, the Company had an accounts payable balance of $8,084 payable to companies related by directors in common (2013 - $nil; 2012 - $11,646).

14.	Fair Value of Financial Instruments

The Company’s financial assets and financial liabilities as at February 28, 2014, measured at fair value on a recurring basis are summarized below:

	Quoted Prices	Significant	Significant
	in Active	Observable	Unobservable	Balance,
	Market	Inputs	Inputs	February 28,
	(Level 1)	(Level 2)	(Level 3)	2014
Cash and cash equivalents	$2,393,784	$-	$-	$2,393,784
Derivative liability	-	-	(284,195)	(284,195)

	$2,393,784	$-	$(284,195)	$2,109,589

The Company’s financial assets and financial liabilities as at February 28, 2013, measured at fair value on a recurring basis are summarized below:

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

14.	Fair Value of Financial Instruments (continued)

	Quoted Prices	Significant	Significant
	in Active	Observable	Unobservable	Balance,
	Market	Inputs	Inputs	February 28,
	(Level 1)	(Level 2)	(Level 3)	2013

Cash and cash equivalents	$53,352	$-	$-	$53,352
Derivative liability	-	-	(244,891)	(244,891)

	$53,352	$-	$(244,891)	$(191,539)

The fair value of cash and cash equivalents approximates its carrying value.

The fair value of the derivative liability for non-employee stock options is determined through use of the Black-Scholes model (Note 9).

15.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages. Substantially, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

During the year ended February 28, 2014, the Company’s ten largest customers comprised approximately 96% (2013 - 92%; 2012 - 87%) of revenue and no one customer comprised more than 90% (2013 - 83%; 2012 - 78%) of revenue. As at February 28, 2014 and February 28, 2013, one customer comprised more than 10% of trade receivables.

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

Dated: May 27, 2014

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