Form 20-F
period 2015-02-28
LEADING BRANDS INC
filed 2015-05-15
CIK 884247

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

FORM 20-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2015

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

As of February 28, 2015, Leading Brands, Inc. had 2,900,542 Common Shares, without par value, outstanding.

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

Forward-Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments. The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

♦	business objectives, goals and strategic plans;
♦	operating strategies;
♦	expected future revenues, earnings and margins;
♦	we rely upon one customer for a preponderance of our revenue;
♦	anticipated operating, selling and general and administrative costs;
♦	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
♦	effects of seasonality on demand for our products;
♦	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
♦	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2016;
♦	anticipated capital expenditures; and
♦	anticipated increased sales volumes with certain product lines.

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

	FISCAL YEAR ENDED Feb. 28, 2015	FISCAL YEAR ENDED Feb. 28, 2014	FISCAL YEAR ENDED Feb. 28, 2013	FISCAL YEAR ENDED Feb. 29, 2012	FISCAL YEAR ENDED Feb. 28, 2011
Net sales / operating revenue	$13,372,964	$15,313,468	$17,240,342	$18,404,052	$18,909,031
Net income (loss)	$335,582	$1,163,295	$591,304	$1,550,858	($82,028)
Earnings (loss) per share, basic	$0.11	$0.40	$0.20	$0.46	($0.02)
Earnings (loss) per share, diluted	$0.04	$0.37	$0.17	$0.44	($0.02)
Total assets	$14,755,112	$15,140,842	$14,127,121	$14,981,079	$15,670,153
Net assets	$13,073,486	$12,820,201	$11,742,831	$12,484,400	$11,668,233
Share Capital	$32,401,440	$32,713,370	$33,096,167	$36,678,050	$40,607,350
Long-term debt	NIL	NIL	$75,027	$218,374	$1,628,412
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average common shares outstanding basic and diluted	Basic: 2,922,684 Diluted: 3,192,963	Basic: 2,929,722 Diluted: 3,246,223	Basic: 3,012,647 Diluted: 3,314,762	Basic: 3,368,751 Diluted: 3,541,859	3,853,866

3.	Exchange Rates

Exchange Rate – May 1, 2015: 1.2157

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	April 1-30, 2015	March 1-31, 2015	Feb. 1-28, 2015	Jan. 1-31, 2015	Dec. 1-31, 2014	Nov. 1-30, 2014
High	1.2626	1.2790	1.2641	1.2711	1.1656	1.1440
Low	1.2023	1.2416	1.2374	1.1749	1.1328	1.1236

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Mar. 1, 2014 to Feb. 28, 2015	Mar. 1, 2013 to Feb. 28, 2014	Mar. 1, 2012 to Feb. 28, 2013	Mar. 1, 2011 to Feb. 29, 2012	Mar. 1, 2010 to Feb. 28, 2011
Average	1.1255	1.0462	0.9988	0.9914	1.0209

B.	Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.	Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.	Risk factors.

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

The Company is subject to various laws and regulations, and changes in such laws and regulations could have a negative impact on our operations. For example:

♦	the Company has significant tax loss carry-forwards available, and a change in legislation affecting these losses could negatively impact future earnings;
♦	changes in environmental laws affecting beverage containers could add costs to the Company’s operations and/or could decrease consumer demand for the Company’s products; and,
♦

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

The principal raw materials used by us are juice concentrates, sugar, corrugate and plastic bottles, the costs of which are subject to fluctuations. We are uncertain whether the prices of any of the above or any other raw materials or ingredients may rise in the future. We are unsure whether we will be able to pass any of such increases on to our customers. We generally do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. In addition, some of these raw materials are available from a limited number of suppliers.

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

The Company derives a substantial portion of its revenue from certain major customers, with the largest customer contributing 90% of our total revenue and the ten largest customers comprising 95% of revenue. The loss of certain major customers would have a negative impact on earnings.

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

Other risks related to our business may arise and affect our sales and earnings.

For example, such risks may include:

♦	whether the Company’s marketing programs are effective and successful, especially for newer brands;
♦	changes in consumer tastes and preferences and market demand for new and existing products;
♦	changes in general economic and business conditions; and
♦	adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

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

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of US$1.25 to a high of US$5.83 during the five year period from March 1, 2010 to February 28, 2015. During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares. The Company has had periods where the bid price of the Company’s common shares closed below US$1.00 per share, and therefore there is a risk that the Company will not continue to meet the minimum requirement for continued listing under NASDAQ’s Marketplace Rule 5550(a)(2).

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares.

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX.” As of February 28, 2015, there were 2,900,542 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

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

In order to maintain our current status as a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act), where more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our “foreign private issuer” status:

♦	we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;
♦	we would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;
♦	we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;
♦	we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers; and
♦

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

33 W. 8th Avenue – Unit 101
Vancouver BC
Canada V5Y 1M8
Tel: 604-685-5200

4.

During the period since the beginning of the last fiscal year to May 1, 2015, there have been no material reclassifications, mergers or consolidations of the Company or any of its subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; or bankruptcy, receivership or similar proceedings with respect to the Company or its subsidiaries.

Effective January 1, 2015, the Company entered into a new contract with its largest bottling customer.

5.

The Company expended $525,182 on the purchase of property, plant and equipment in the fiscal year ended February 28, 2015, of which $433,404 was for bottling equipment, and $91,778 was for office equipment, computers and software.

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

6.	Capital expenditures that are planned for the fiscal year ending February 28, 2016 are in Canada and will be funded with cash on hand, by the Company’s primary lender, or some combination of the two.

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

In the fiscal year ended February 28, 2015, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s beverage business in Canada, and Neurogenesis Inc. (formerly Blue Beverage Company, Inc.) was the principal sales subsidiary in the United States.

2.	Beverage Bottling, Distribution and Sales and Marketing

Bottling Plant. In the fiscal year ended February 28, 2015, the Company operated a 50,000 square foot bottling plant in Edmonton, Alberta. The Company bottles juices and new age beverages for a “co-pack customer” (as defined below) and the Company’s own branded products. The Company’s plant is primarily a “hot fill” plant designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives.

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

Brand Licensing and Brand Development

The Company has increased its focus on the development of its own brands. Several of the Company’s branded products, including TrueBlue®, PureBlue®, TrueBlack® and Happy Water® are packaged and/or managed by the Company.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 28, 2015, net export sales were less than 10% of the Company’s net revenues.

3.	Demand for the Company’s beverage products is somewhat seasonal, with the warmer months producing more demand than the cooler months.

4.

Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company’s co-pack customers. For the Company’s branded and private label products, this risk remains with the Company.

Raw materials used in the beverage packaging business consist primarily of sugar, bottles, closures, flavoring, cardboard and juice concentrate. The Company generally uses filtered municipal water to manufacture products. The Company's Happy Water® brand is produced by blending two different spring and mineral waters.

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

5.

The Company’s marketing and sales are handled principally by the Company’s sales force. In markets outside of Canada, principally in Asia, the Company uses third-party contractors for market development and sales.

6.

Other than the bottling contract on which the company's business is significantly dependent, no material portion of the Company’s business is dependent on a single or connected group of patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

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

C.	Organizational structure.

Following is a list of the Company’s significant subsidiaries as of February 28, 2015:

♦	Leading Brands of Canada, Inc. (“LBCI”):

-	incorporated provincially in Alberta, Canada;
-	100% owned by Leading Brands, Inc.;
-	is the Company’s principal operating subsidiary in Canada; and
-	also operates as North American Bottling (a division of LBCI).

♦	LBI Brands, Inc.:

-	incorporated provincially in British Columbia, Canada;
-	100% owned by Leading Brands, Inc.; and
-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

♦	Neurogenesis Inc.:

-	incorporated federally in Canada;
-	100% owned by Leading Brands, Inc.; and
-	operating company for the Happy Water brand

♦	Neurogenesis Inc.: (formerly Blue Beverage Company, Inc.)

-	incorporated in Nevada, USA;
-	100% owned by Leading Brands, Inc.; and
-	is the Company’s principal operating subsidiary in the United States.

D.	Property, plant and equipment.

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

Overall Performance

The major developments during the year ended February 28, 2015 included:

♦

The Company declined its gross margin percentages, excluding depreciation totaling $723,610 (2014: $753,210), from 45.1% in the fiscal year ended February 28, 2014 to 40.8% in the fiscal year ended February 28, 2015; and

♦

The Company saw a decrease in its net income from net income of $1,163,295 for the fiscal year ended February 28, 2014 on $16.0 million in gross sales to a net income of $335,582 in the fiscal year-ended February 28, 2015 on $13.9 million gross sales, principally due to a decrease in gross sales and lower pricing offered to its principal bottling customer.

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2015	February 28, 2014

Manufactured Products	$ 13,862,437	$ 15,872,966	($ 2,010,529)

Purchased Products	$ -	$ 79,963	($ 79,963)

Total Gross Revenue	$ 13,862,437	$ 15,952,929	($ 2,090,492)

Discounts, Allowances and Rebates	($ 489,473)	($ 639,461)	($ 149,988)

Net Revenue	$ 13,372,964	$ 15,313,468	($ 1,940,504)

Gross sales for the fiscal year ended February 28, 2015 were $13,862,437 compared to $15,952,929 for the previous fiscal year, representing a decrease of 13.1% . This decrease of $2,090,492 in gross sales for the year ended February 28, 2015 was the result of the following:

♦	decreased revenues from manufactured products of $2,010,529 due to a reduction of co-pack revenue and reduced sales of certain branded beverage products; and
♦	decreased sales of products that the Company purchases for resale of $79,963 due to the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the fiscal year ended February 28, 2015 decreased $149,988 compared to the prior fiscal year as a result of lower discounts on co-packing service and the Company’s branded beverages due to lower demand.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2015	February 28, 2014

Manufactured Products	$ 7,912,307	$ 8,342,780	($ 430,473)

Purchased Products	$ -	$ 65,778	($ 65,778)

Total	$ 7,912,307	$ 8,408,558	($ 496,251)

Cost of sales, excluding depreciation totaling $723,610 (2014: $753,210) for the fiscal year ended February 28, 2015 was $7,912,307 compared to $8,408,558 for the previous fiscal year, representing a decrease of 5.9% . This decrease in cost of sales of $496,251 for the year ended February 28, 2015 was the result of the following:

♦	lower cost of sales from products that the Company purchases for resale of $65,778 in comparison to the prior fiscal year due to the discontinuation by the Company of a licensed brand; and
♦	decreased cost of sales of products that the Company manufactures of $430,473 primarily due to reduced co-pack volume and improved productivity.

Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2015	February 28, 2014

Manufactured Products	$ 5,460,657	$ 6,891,692	($ 1,431,035)

Purchased Products	$ -	$ 13,218	($ 13,218)

Total	$ 5,460,657	$ 6,904,910	($ 1,444,253)

Margin percentage	40.8%	45.1%	(4.3%)

Margin for the fiscal year ended February 28, 2015 was $5,460,657 compared to $6,904,910 for the previous fiscal year, representing a decrease in margin as a percentage of net sales of 4.3% . The decrease in margin of $1,444,253 for the fiscal year ended February 28, 2015 was the result of decreased margin from manufactured products of $1,431,035 and decreased margin from products that the Company purchases for resale of $13,218.

Selling, General and Administrative Expenses

For the fiscal year ended February 28, 2015, selling, general and administrative expenses decreased $207,497 from $4,682,576 in the fiscal year ended February 28, 2014 to $4,475,079 in the year ended February 28, 2015 as a result of:

♦	decreased stock-based compensation expense of $38,235;
♦	decreased legal cost of $383,641; offset by,
♦	increased administrative cost of $16,454;
♦	increased sales and marketing cost of $197,925.

Other Expenses

The Company recorded interest expense on current and long-term debt of $1,355 as compared to $9,474 in the prior fiscal year as the Company repaid its debt in the year.

In the fiscal year ended February 28, 2015, the Company recorded interest income from bank balances of $11,965 compared to $7,012 in the prior fiscal year.

The Company recorded a non-cash income tax expense of $108,965 in the fiscal year ended February 28, 2015 relating to Canadian operations, as compared to a $255,408 expense in the prior fiscal year. Deferred tax assets in other operating entities are offset by a valuation allowance.

Depreciation expense decreased to $723,610 for the fiscal year ended February 28, 2015, as compared to $753,210 in the prior fiscal year.

Fiscal Year Ended February 28, 2014

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2014	February 28, 2013

Manufactured Products	$ 15,872,966	$ 17,685,644	($ 1,812,678)

Purchased Products	$ 79,963	$ 680,227	($ 600,264)

Total Gross Revenue	$ 15,952,929	$ 18,365,871	($ 2,412,942)

Discounts, Allowances and Rebates	($ 639,461)	($ 1,125,529)	($ 486,068)

Net Revenue	$ 15,313,468	$ 17,240,342	($ 1,926,874)

Gross sales for the fiscal year ended February 28, 2014 were $15,952,929 compared to $18,365,871 for the previous fiscal year, representing a decrease of 13.1% . This decrease of $2,412,942 in gross sales for the year ended February 28, 2014 was the result of the following:

♦	decreased revenues from manufactured products of $1,812,678 due to a reduction of co-pack volume and reduced sales of certain branded beverage products; and
♦	decreased sales of products that the Company purchases for resale of $600,264 due to the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the fiscal year ended February 28, 2014 decreased $486,068 compared to the prior fiscal year as a result of lower discounts on the Company’s licensed brands, lower discounts on co-packing service and the Company’s branded beverages due to lower demand.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2014	February 28, 2013

Manufactured Products	$ 8,342,780	$ 10,335,513	($ 1,992,733)

Purchased Products	$ 65,778	$ 497,270	($ 431,492)

Total	$ 8,408,558	$ 10,832,783	($ 2,424,225)

Cost of sales, excluding depreciation totaling $753,210 (2013: $681,045) for the fiscal year ended February 28, 2014 was $8,408,558 compared to $10,832,783 for the previous fiscal year, representing a decrease of 22.4% . This decrease in cost of sales of $2,424,225 for the year ended February 28, 2014 was the result of the following:

♦	lower cost of sales from products that the Company purchases for resale of $431,492 in comparison to the prior fiscal year due to the discontinuation by the Company of a licensed brand; and
♦	decreased cost of sales of products that the Company manufactures of $1,992,733 primarily due to reduced Co-pack volume and improved productivity.

Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2014	February 28, 2013

Manufactured Products	$ 6,891,692	$ 6,286,705	$ 604,987

Purchased Products	$ 13,218	$ 120,854	($ 107,636)

Total	$ 6,904,910	$ 6,407,559	$ 497,351

Margin percentage	45.1%	37.2%	7.9%

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

Selling, General and Administrative Expenses

For the fiscal year ended February 28, 2014, selling, general and administrative expenses decreased $57,799 from $4,740,375 in the fiscal year ended February 28, 2013 to $4,682,576 in the year ended February 28, 2014 as a result of:

♦	decreased stock-based compensation expense of $97,444;
♦	decreased office rent and operating cost of $193,813;
♦	decreased advertising cost of $137,482; offset by
♦	increased costs resulting from settling litigation with a supplier to the Company.

Other Expenses

The Company recorded interest expense on current and long-term debt of $9,474 as compared to $18,165 in the prior fiscal year as the Company reduced its debt in the year.

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

Fiscal Year Ended February 28, 2015

As of February 28, 2015, the Company had working capital of $2,050,974 compared to working capital of $1,617,209 at the prior fiscal year end. The Company held $1,702,922 in cash account balances at February 28, 2015 compared with $2,393,784 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 28, 2015, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 28, 2015	Fiscal Year ended February 28, 2014	Change
Operating activities	($ 19,007)	$ 3,189,637	($ 3,208,644)
Investing Activities	($ 498,298)	($ 565,015)	$ 66,720
Financing activities	($ 173,560)	($ 283,743)	$ 110,183

The decrease of $3,208,644 is the result of the lower net income this fiscal year and an increase of inventory.

The decrease in cash utilized in the fiscal year ended February 28, 2015 for investing activities is due to less cash being used for vehicle and leasehold improvement, and offset by increased of used for bottling equipment as compared to the prior fiscal year.

Cash used for financing activities in the fiscal year ended February 28, 2015 decreased in comparison to the prior fiscal year due to less cash being used for the Company’s share repurchase program and repayment of long-term debt.

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (the “Revolving Facility”), subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.00% to 1.50% per annum. At February 28, 2015, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $613,400. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales. The unused portion of the Revolving Facility is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes.

The Revolving Facility agreement contains three financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; (iii) a debt coverage covenant; The Company was in compliance with all covenants at February 28, 2015. A capital expenditure limitation was removed from the advance conditions during the year.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2016.

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

The Company was committed to spend $158,480 Euro in capital expenditures in the fiscal year ending February 28, 2015.

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

The Company is significantly dependent upon the revenues from its principal bottling contract. Although that dependence is anticipated to lessen as sales of branded products increase in ensuing years, it is likely that the Company's dependence on that contract will continue for the foreseeable future.

E.	Off-balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment and other agreements as disclosed in Note 11 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

2.	The Company had no off balance sheet arrangements during the fiscal year ended February 28, 2015.

F.	Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of February 28, 2015:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (1)	$2,646,725	$767,994	$1,288,400	$230,373	$359,958
Purchase Obligations	$326,032	$145,987	$178,646	$1,399	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest on Capital Lease	-	-	-	-	-
Total	$2,972,757	$931,981	$1,467,046	$231,772	$359,958

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $36,329 are netted against accounts receivable as at February 28, 2015. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold. At February 28, 2015, the inventory balance was presented net of a provision for obsolete inventory in the amount of $114,744. A 10% change in the estimates of provision for obsolete inventory would not result in a material change to the financial statements.

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

Income Taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the deferred income tax asset. Although the Company has tax loss carry-forwards and other deferred income tax assets, management has determined certain of these deferred income tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 10 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report. The valuation allowance represents tax losses and deferred income tax assets from inactive United States subsidiaries, with a tax rate of 37%, totaling $3,616,089; and inactive Canadian subsidiaries, with a tax rate of 26%, totaling $240,072.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company, it could result in an impairment adjustment in future periods up to the carrying value of the deferred income tax balance of $2,043,603. A 10% change in revenue estimates without a corresponding reduction in overhead costs, gross margins or operating costs could materially change the valuation of the deferred income tax assets. The majority of the deferred income tax asset commences expiration at February 28, 2025.

New Pronouncements

In April 2014, the Financial Accounting Standards Board (the “FASB”) amended the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2014. The adoption of this guidance had no impact on our financial statements.

In July 2013, the FASB issued guidance on the presentation of unrecognized tax benefits which better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carry forwards, similar tax losses, or tax credit carry forwards exist. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2014. The adoption of this guidance did not have a material impact on our financial statements.

In May 2014, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09). To supersede existing revenue recognition guidance under generally accepted accounting principles in the United States, or GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five steps process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the fiscal and interim reporting periods beginning after December 15, 2016 using either of two methods: (i) retrospective to each prior reporting period presented within the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements – Going Concern: Topic 915 (ASU 2014-15) Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which states that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for fiscal and interim reporting periods ending after December 15, 2016. The Company is currently evaluating the impact of this new guidance on our financial statements.

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

Ralph D. McRae Vancouver, BC Canada

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

Thor Matson Delta, BC Canada

Mr. Matson is the Vice President of Business Development for Leading Brands of Canada, Inc.

Prior to joining Leading Brands in July 2014, he had a 25 year career with Pepsico where he held numerous sales and marketing roles of increasing responsibility.

Mr. Matson has a business degree from the University of British Columbia.

Dave Read Edmonton, AB Canada	Mr. Read is the Executive Vice-President of Leading Brands of Canada, Inc.

Prior to joining Leading Brands in 1999, Mr. Read owned and operated (with a partner) distribution and food production companies. Those companies were sold to the Company in 1999.

Fei Xu Coquitlam, BC Canada	Ms. Xu is the Corporate Controller and the Principal Financial Officer of the Company. She has been with Leading Brands since 2001.

There are no arrangements or understandings pursuant to which any of the above was selected as a director or executive officer. There are no family relationships between any of the persons named above.

B.	Compensation.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company's long-term success. The Company has developed an informal employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the Shareholders in the sustained growth of shareholder value.

The Company does not have a formal compensation committee. The Company relies on the independent members of the Board for determining executive compensation. The Board may, from time to time, retain independent consultants to advise on compensation matters.

Compensation Program

The Company's executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

♦	promote an ownership mentality among key leadership and the Board of Directors;
♦	enhance the overall performance of the Company; and
♦	recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. The Company's process for determining executive compensation is relatively simple and does not include formal targets, criteria or analysis. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Depending on the Company's financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Shares. Long-term incentives are granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled "Option-Based Awards".

Risk Considerations

As the Company does not have a bonus program in place for its employees generally, and any significant bonuses for the Named Executive Officers (as defined below in the section "Summary Compensation Table") must be approved by the Board, the Board has not considered the implications of risks associated with the Company's compensation policies and practices. While the Board of Directors does not formally analyse risks associated with the Company's compensation policies and practices, these policies and practices do not include structural inconsistencies that are likely to unduly encourage or cause an executive officer to expose the Company to inappropriate or excessive risks.

Financial Instruments

No Named Executive Officer or director is permitted to purchase financial instruments to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of Shares of the Company are granted from time to time to directors, officers and employees as an incentive. These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the long-term operating performance of the Company. In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Compensation Governance

Please see the sections above titled "Base Compensation", "Short-Term Incentives", and "Long Term Incentives" for a discussion of the practices adopted by the Board to determine compensation for directors and executive officers. The Company does not have a formal compensation committee.

Summary Compensation Table

The following table (presented in accordance with Canada's National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of

(a)

each individual who acted as the Chief Executive Officer ("CEO") or the Chief Financial Officer ("CFO") or acted in a similar capacity for all or any portion of the most recently completed financial year,

(b)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year, and

(c)

each individual who would have satisfied the criteria under paragraph (b) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

(collectively the "Named Executive Officers" or "NEOs").

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share- based awards ($)	Option based Awards (1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long Term Incentive Plans
Ralph McRae Chairman, President and CEO	2015 2014 2013	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	528,000(2)(7) 84,000(3)(7) 6,947(4)(7) 528,000(2) 84,000(3) 14,370(4) 528,000(2) 84,000(3)	618,947 626,370 612,000
Fei Xu Corporate Controller and Principal Financial Officer	2015 2014 2013	92,018 94,196 82,000	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	92,018 94,196 82,000

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share- based awards ($)	Option based Awards (1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long Term Incentive Plans
Dave Read Executive Vice President	2015 2014 2013	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	150,030(5) 150,000(5) 271,400(5)	150,030 150,000 271,400
Sinan ALZubaidi Vice President of Bottling Operations	2015 2014 2013	159,778 167,801 168,610	nil nil nil	nil nil nil	33,500 33,500 28,917	nil nil nil	7,438(6) nil nil	200,716 201,301 197,527

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2013, 2014, and 2015 fiscal years. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)	McRae Ventures, Inc., a company of which Mr. McRae is also a director, received $528,000 for consulting services provided by Mr. McRae.

(3)	BBI Holdings Inc., a company of which Mr. McRae is also a director, receives $7,000 per month for consulting services provided by Mr. McRae.

(4)	This amount represents payments for medical benefits.

(5)	VE Services Ltd., a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.

(6)	This amount represents payments for car allowance and medical benefits.

(7)

Effective June 1, 2015 the contractual arrangements between Mr. McRae, McRae Ventures, Inc., BBI Holdings Inc. and the Company will end and be replaced with one executive employment agreement between Mr. McRae, the Company and Leading Brands of Canada, Inc. providing for an aggregate salary of $420,000 per annum, which represents a reduction of Mr. McRae's salary of 31.4% over prior years.

The Company does not have formal employment or consulting agreements other than an executive employment agreement with its Chairman, President and CEO, Ralph McRae, effective June 1, 2015. Effective that date, all executives are paid as employees of the Company with the exception of Mr. Read, who invoices the Company for his services.

Outstanding Option-Based Awards for Named Executive Officers

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD )	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD )
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	6,800 218,050
Fei Xu	2,000 2,000	6.20 2.45	April 4, 2018 June 1, 2020	nil 1,780
Dave Read	20,000 100,000	7.10 2.45	January 10, 2018 June 1, 2020	nil 89,000
Sinan ALZubaidi	1,367 5,000	5.35 6.20	January 11, 2016 April 4, 2018	nil nil

(1)

This amount is calculated based on the difference between the market value of the Shares underlying the options at the end of the most recently completed fiscal year, which was USD$3.34, and the exercise or base price of the option. The Shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.25.

The terms of the Company's stock options are discussed under the "Option-Based Awards" section above.

Option Exercises During the Most Recently Completed Fiscal Year

The following table sets out the number of options that were exercised by the Named Executive Officers during the most recently completed fiscal year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($USD)
Sinan ALZubaidi	28,553	45,158

(1)	Based on the difference between the option exercise price and the closing market price of the Shares on the date of exercise.

Option Repricing

The Company did not reprice any stock options during the most recent fiscal year.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Ralph McRae	nil
Fei Xu	nil
Dave Read	nil
Sinan ALZubaidi	nil

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

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company's fiscal year ended February 28, 2015, 28,553 stock options were exercised by the Named Executive Officers.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

The executive employment agreement between the Company, Leading Brands of Canada Inc. and Ralph McRae (the "Executive"), effective June 1, 2015 (the "Agreement") provides for a severance payment to the Executive in the event of termination by the Executive for Good Reason (as defined below) or termination by the Company without cause. "Good Reason" means (i) a material diminution of the Executive's title, authority, status, duties or responsibilities; (ii) any reduction of the salary of the Executive; (iii) a material breach by the Company of the Agreement; (iv) a relocation of the principal place of work outside the City of Vancouver; (v) a Change of Control (as defined below); (vi) the Executive ceasing to be the chairperson of the Board of Directors for any reason other than his own voluntary resignation; (vii) the Executive ceasing to be a director of the Company or Leading Brands of Canada, Inc. for any reason other than his own voluntary resignation; or (viii) any other change that would constitute a “constructive dismissal” at common law. "Change of Control" means the occurrence of any of the following events: (i) the acquisition, whether directly or indirectly, by any person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia)), of voting securities of the Company which, together with all other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company; (ii) an amalgamation, arrangement or other form of business combination of the Company with another person or company which results in the holders of securities of that other person or company holding, directly or indirectly, in the aggregate, more than 50% of all outstanding voting securities of the combined entity resulting from the business combination; (iii) the sale, lease or exchange of all or substantially all of the assets of the Company to another person or company, other than to a subsidiary of the Company; or (iv) less than a majority of the Board of Directors being composed of Continuing Directors. "Continuing Director" means any individual who either: (i) is a director of the Company as of the Agreement; or (ii) becomes a director after the date of the Agreement after having been appointed or recommended for election by at least a majority of the Continuing Directors in office at the time of such appointment or election. In the event of termination by the Executive for Good Reason or by the Company without cause, the Executive is entitled to be paid $900,000 less statutory withholdings within 10 days following the date of termination and to the continuation of the Executive's benefits under the Agreement for 18 months, or, at the Executive's request, a lump sum payment equal to the projected cost of maintaining such benefits. Assuming the Agreement had been in force and a triggering event took place on the last business day of the Company’s most recently completed financial year, the Executive would have been entitled to estimated incremental payments, payables and benefits totalling the same amount.

Other than the Agreement, the Company and its subsidiaries have no arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in a Named Executive Officer's responsibilities.

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each Board meeting and committee meeting attended. Directors who are also executives of the Company do not receive director's fees. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
James Corbett	20,500	nil	nil	nil	nil	20,500
Darryl Eddy	20,500	nil	nil	nil	nil	20,500
Stephen Fane	21,500	nil	nil	nil	nil	21,500
R. Thomas Gaglardi	8,000	nil	nil	nil	nil	8,000

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

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD)
James Corbett	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	6,800 nil 44,500
Darryl Eddy	10,000 50,000	3.50 2.45	Sept. 28, 2019 June 1, 2020	nil 44,500
Stephen Fane	10,000 20,000 10,000 50,000	15.75 3.00 3.50 2.45	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020	nil 6,800 nil 44,500
R. Thomas Gaglardi	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	6,800 nil 44,500

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$3.34, and the exercise price of the option. The Company's shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.25.

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

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
James Corbett	nil
Darryl Eddy	nil
Stephen Fane	nil
R. Thomas Gaglardi	nil

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

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying Shares on a selected exercise date. In the Company's fiscal year ended February 28, 2015, no stock options were exercised by directors.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

C.	Board Practices.

1.

The Company’s Board of Directors has been set at five directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election subject to Board approval.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Director Since

Ralph D. McRae	I	July 2013 to Annual General Meeting ("AGM") 2016	March 1996
Darryl R. Eddy	I	July 2013 to AGM 2016	July 2009
James Corbett	II	July 2014 to AGM 2016	June 2008
Stephen K. Fane	III	June 2012 to AGM 2015	October 2007
R. Thomas Gaglardi	III	June 2012 to AGM 2015	October 1998

Three of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company. R. Thomas Gaglardi is not independent as he has beneficial ownership of more than 10% of the common shares of the Company.

2.

Other than the executive employment agreement for Mr. McRae, referenced earlier, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of service.

3.	Audit Committee

The members of the Company’s audit committee are:

♦	James Corbett
♦	Darryl Eddy
♦	Stephen Fane

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

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of the three independent directors: James Corbett, Darryl R. Eddy and Stephen K. Fane.

Pursuant to its charter, the responsibilities, powers and operation of the committee include: identifying and recommending new candidates for Board nomination; evaluating the effectiveness of the Board, its committees and its directors; monitoring and reviewing the Company’s corporate governance practices and policies and making recommendations for changes when appropriate; and ensuring that a comprehensive orientation is received by new directors and that continuing education opportunities are available.

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

As of May 1, 2015, the executive officer of Leading Brands, Inc. is:

Ralph D. McRae	Chairman, President and Chief Executive Officer

D.	Employees.

Following are the number of employees of the Company for the past three fiscal years as at the end of each fiscal year:

	February 28, 2015	February 28, 2014	February 28, 2013
Canada	76	79	95
United States	0	0	0

E.	Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of May 1, 2015, the Company had 856,767 issued and outstanding options, with a weighted average exercise price of US$2.978.

Of the total stock options granted, 856,767 have vested and are available for exercise as of May 1, 2015.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6 – Directors, Senior Management and Employees" above, as at May 1, 2015.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price ($USD)	Expiration Date
Ralph McRae	185,626 (6.4%)	20,000 245,000	June 26, 2008 June 1, 2010	$3.00 $2.45	June 26, 2018 June 1, 2020
James Corbett	<1%	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Darryl R. Eddy	89,834 (3.1%)	10,000 50,000	Sept. 28, 2009 June 1, 2010	$3.50 $2.45	Sept. 28, 2019 June 1, 2020
Stephen K. Fane	<1%	10,000 20,000 10,000 50,000	October 4, 2007 June 26, 2008 Sept. 28, 2009 June 1, 2010	$15.75 $3.00 $3.50 $2.45	October 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020
R. Thomas Gaglardi	419,125(2) (14.4%)	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Fei Xu	< 1%	2,000 2,000	Apr. 4, 2008 June 1, 2010	$6.20 $2.45	Apr. 4, 2018 June 1, 2020
Dave Read	< 1%	20,000 100,000	Jan. 10, 2008 June 1, 2010	$7.10 $2.45	Jan. 10, 2018 June 1, 2020
Sinan ALZubaidi	< 1%	1,367 5,000	Jan. 11, 2006 Apr. 4, 2008	$5.35 $6.20	Jan. 11, 2016 Apr. 4, 2018

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

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at May 1, 2015, the Company had 2,900,542 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 5, 2015:

(a)

Shareholder	Number of Shares	Percentage of Issued Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	14.4%
Milwaukee Private Wealth Management, Inc.	280,552	9.67%
Salzhauer family	199,814	6.89%
Ralph McRae	185,626	6.4%

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi’s Shares are held by Northland Properties Corporation.

(b)	To the best of the Company's knowledge, there has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 260 members showed that as of May 5, 2015, 1,649,536 of the Company’s common shares, or 56.9%, were held by 220 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

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

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2015 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a)	A company with a director in common with the Company provided consulting service in the amount of $84,000.

b)	A company with a director in common with the Company provided professional service in the amount of $528,000.

c)	A company with a director in common with the Company supplied sales and marketing services in the amount of $124,225.

d)	A company with a director in common with the Company supplied bottling services in the amount of $183,186.

e)	A company with an officer in common with the Company provided consulting service in the amount of $150,000.

f)	A company with an officer in common with the Company provided supplies in the amount of $15,026.

g)	Companies with a director in common with the Company supplied hotel and restaurant services in the amount of $4,449.

h)	A company with a director in common with the Company supplied garbage services in the amount of $939.

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

A-8.

Dividend Distributions

The Company intends to consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.	Significant Changes.

There have been no significant changes since the date of the annual financial statements.

Item 9. – The Offer and Listing.

A.	Offer and listing details.

Following is information regarding the price history of the Company’s common shares on the NASDAQ Capital Market, in U.S. dollars.

(a) For the five most recent full fiscal years:

Period	High $	Low $
March 1, 2014 to Feb. 28, 2015	5.05	2.83
March 1, 2013 to Feb. 28, 2014	5.83	3.30
March 1, 2012 to Feb. 28, 2013	4.50	3.26
March 1, 2011 to Feb. 29, 2012	4.50	2.04
March 1, 2010 to Feb. 28, 2011	4.10	1.25

(b) For each full financial quarter of the two most recent full fiscal years:

Period	High $	Low $
4th Quarter Dec. 1, 2014 – Feb. 28, 2015	3.99	2.83
3rd Quarter Sept. 1, 2014 – Nov. 30, 2014	4.31	3.77
2nd Quarter June 1, 2014 – Aug. 31, 2014	5.05	3.75
1st Quarter Mar. 1, 2014 – May 31, 2014	4.34	3.88

Period	High $	Low $
4th Quarter Dec. 1, 2013 – Feb. 28, 2014	4.32	3.80
3rd Quarter Sept. 1, 2013 – Nov. 30, 2013	5.18	3.60
2nd Quarter June 1, 2013 – Aug. 31, 2013	5.83	3.33
1st Quarter Mar. 1, 2013 – May 31, 2013	4.88	3.30

(c) for the most recent six months:

Period	High $	Low $
April 1 - 30, 2015	3.74	3.02
March 1 – 31, 2015	3.68	2.90
February 1 – 28, 2015	3.50	2.83
January 1 – 31, 2015	3.99	3.22
December 1 – 31, 2014	3.98	3.37
November 1 – 30, 2014	4.20	3.77

C.	Markets.

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

Effective January 1, 2015, the Company entered into a new contract with its largest bottling customer.

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

Taxation on Dividends

Generally, cash dividends paid or deemed to be paid by a Canadian-corporation to non-resident shareholders are subject to a withholding tax of 25% (unless an income tax convention applies to reduce the withholding tax rate to some other amount). Dividends paid to U.S. residents are subject to a withholding tax of 15%, and dividends paid to a U.S. resident company which owns 10% or more of the voting shares of the Canadian corporation are subject to a withholding tax of 5%. Dividends paid by a Canadian corporation to shareholders residing in Canada are not subject to withholding tax.

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

At February 28, 2015, the Company’s cash balances included $92 denominated in EUROS (2014 - $158,600).

At February 28, 2015, the Company’s cash balances included $227,000 denominated in U.S. dollars (2014 - $179,600), accounts receivable balances included $Nil denominated in U.S. dollars (2014 - $Nil), and the Company’s accounts payable and accrued liabilities balance included $204,600 denominated in U.S. dollars (2014 - $166,000).

As at February 28, 2015, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $36,000 on net earnings for the year. A 5% U.S.-to-Canadian dollar decrease would have a positive impact of similar magnitude.

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

The shareholders rights plan will expire at the termination of the Company's annual general meeting in 2015. At the Annual General Meeting in June 2015, shareholders will be asked to approve an updated and five-year extension of the Company’s Shareholder Protection Rights Plan to 2020.

On February 2, 2010, a 5:1 consolidation of the Company’s common shares, also known as a reverse stock split, became effective. Fractional shares were rounded to the nearest whole number. In connection with the share consolidation, the Company increased its authorized number of common shares to 500,000,000 common shares.

The documents relating to the share consolidation were filed with the SEC on a Form 6-K on February 3, 2010 and are incorporated by reference.

B.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2015.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. – Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of February 28, 2015, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is:

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 28, 2015. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is effective as of the fiscal year ended February 28, 2015.

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

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended February 28, 2015 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services.

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2015 and February 28, 2014 totaled $80,000 and $80,000 respectively.

b)	Audit-Related Fees – No audit-related fees were billed for the fiscal years ended February 28, 2015 and February 28, 2014.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 28, 2015 and February 28, 2014 totaled $17,350 and $11,445 respectively for tax compliance, advice and planning.

d)	All Other Fees – No other fees were billed for the fiscal years ended February 28, 2015 and February 28, 2014.

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

Share Buyback

From the fiscal year ended February 28, 2010 through to February 28, 2015, the Company’s Board of Directors authorized a share repurchase program for the repurchase of up to US$3,500,000 of the Company’s outstanding common shares. A total of 41,008 common shares were purchased during the fiscal year ended February 28, 2015 for a total cost of $175,094 (US$146,397). All shares repurchased in the fiscal year have been returned to treasury.

The following table provides details of the Company’s share repurchases during the fiscal year ended February 28, 2015.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Program
		USD$	CAD$
Month #1 March 1 – 31, 2014	nil	n/a	n/a	nil	-
Month #2 April 1 – 30, 2014	nil	n/a	n/a	nil	-
Month #3 May 1 – 31, 2014	600	4.22	4.59	600	-
Month #4 June 1 – 30, 2014	nil	n/a	n/a	nil	-

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Program
Month #5 July 1 – 31, 2014	8,485	3.93	4.22	8,485	-
Month #6 August 1 – 31, 2014	2,500	4.01	4.40	2,500	-
Month #7 September 1 – 30, 2014	nil	n/a	n/a	nil	-
Month #8 October 1 – 31, 2014	nil	n/a	n/a	nil	-
Month #9 November 1 – 30, 2014	nil	n/a	n/a	nil	-
Month #10 December 1 – 31, 2014	nil	n/a	n/a	nil	-
Month #11 January 1 – 31, 2015	6,860	3.64	4.52	6,860	-
Month #12 February 1 – 28, 2015	22,563	3.31	4.15	22,563	-
Total	41,008	3.55	4.25	41,008	US$455,584

(a)

The share repurchase program was originally announced in a news release on September 9, 2009, followed by additional news releases on November 19, 2010, February 15, 2011, April 29, 2011, September 29, 2011, January 12, 2012, June 19, 2012, July 12, 2012 and July 11, 2013.

(b)	The total dollar amount approved for the share repurchase program from September 9, 2009 to February 28, 2015 was US$3,500,000.

(c)	The share repurchase plan does not have an expiration date.

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

Item 18. – Financial Statements.

The following financial statements for the year ended February 28, 2015 are included in this report:

(a)	Balance sheets

(b)	Statements of Comprehensive Income

(c)	Statements of Cash Flows

(d)	Statements of Changes in Shareholders’ Equity

(e)	Notes to the Consolidated Financial Statements

Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2015 and February 28, 2014
(Expressed in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the accompanying consolidated financial statements of Leading Brands, Inc. which comprise the Consolidated Balance Sheets as at February 28, 2015 and February 28, 2014 and the Consolidated Statements of Comprehensive Income, Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 28, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Leading Brands, Inc. as at February 28, 2015 and February 28, 2014 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2015, in accordance with United States Generally Accepted Accounting Principles.

/s/ BDO CANADA LLP

Chartered Accountants

Vancouver, Canada
May 12, 2015

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at	Feb. 28, 2015	Feb. 28, 2014

Assets
Current
Cash	$1,702,922	$2,393,784
Accounts receivable	303,132	499,337
Inventory (Note 2)	1,316,626	586,513
Prepaid expenses and deposits (Note 4)	289,583	173,841
	3,612,263	3,653,475
Property, plant and equipment (Note 3)	9,099,246	9,334,800
Deferred tax assets (Note 10)	2,043,603	2,152,567
Total Assets	$14,755,112	$15,140,842

Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	$1,561,289	$1,961,419
Current portion of long-term debt (Note 5)	-	75,027
	1,561,289	2,036,446
Derivative Liability – non-employee stock options (Note 9)	120,337	284,195
	1,681,626	2,320,641
Shareholders’ Equity
Share Capital
Authorized (Note 7(a)) 500,000,000 common shares without par value 20,000,000 preferred shares without par value Issued 2,900,542 common shares (2014 – 2,912,997)	32,401,440	32,713,370
Additional paid-in capital	18,591,391	18,361,758
Accumulated other comprehensive income -
currency translation adjustment	577,916	577,916
Accumulated deficit	(38,497,261)	(38,832,843)
	13,073,486	12,820,201
Total Liabilities and Shareholders’ Equity	$14,755,112	$15,140,842

Approved on behalf of the Board:

_____s/s Ralph McRae___________________________________Director

_____s/s Stephen K. Fane________________________________Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Comprehensive Income
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2015	Feb. 28, 2014	Feb. 28, 2013

Gross Sales	$13,862,437	$15,952,929	$18,365,871

Less: Discounts, rebates and slotting fees	(489,473)	(639,461)	(1,125,529)

Net Sales	13,372,964	15,313,468	17,240,342

Expenses (income)
Cost of sales (excluding depreciation shown separately below)	7,912,307	8,408,558	10,832,783
Selling, general and administrative	4,475,079	4,682,576	4,740,375
Depreciation of property, plant and equipment	723,610	753,210	681,045
Interest	1,355	9,474	18,165
Foreign exchange loss	14,220	6,560	593
Interest income	(11,965)	(7,012)	(2,908)
Change in fair value of derivative liability	(196,428)	39,304	(18,252)
Loss on disposal of assets	10,239	2,095	90,585

	12,928,417	13,894,765	16,342,386

Income before income tax	444,547	1,418,703	897,956

Income tax provision (Note 10)	108,965	255,408	306,652

Net and Comprehensive income	$335,582	$1,163,295	$591,304

Earnings per share
Basic	$0.11	$0.40	$0.20
Diluted (Note 7(e))	$0.04	$0.37	$0.17

Weighted average common shares outstanding
Basic	2,922,684	2,929,722	3,012,647
Diluted (Note 7(e))	3,192,963	3,246,223	3,314,762

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2015	Feb. 28, 2014	Feb. 28, 2013

Cash provided by (used in)
Operating activities
Net income	$335,582	$1,163,295	$591,304
Items not involving cash
Depreciation of property, plant and equipment	723,610	753,210	681,045
Amortization of leasehold inducement (Note 6)	-	-	(24,491)
Loss on disposal of assets	10,239	2,095	90,585
Stock based compensation (Note 8)	48,806	54,471	151,916
Change in derivative liability (Note 9)	(196,428)	39,304	(18,252)
Deferred income tax provision	108,964	255,408	306,652
Changes in non-cash operating working capital
Accounts receivable, net	196,205	255,067	(32,017)
Inventory, net	(730,113)	493,077	202,063
Prepaid expenses and other assets	(115,742)	133,316	(56,251)
Accounts payable	(400,130)	40,394	65,206
	(19,007)	3,189,637	1,957,760
Investing activities
Purchase of property, plant and equipment	(525,182)	(565,015)	(1,496,572)
Proceeds on disposal of assets	26,887	-	21,955
	(498,295)	(565,015)	(1,474,617)
Financing activities
Repurchase of common shares	(175,094)	(224,992)	(1,544,342)
Proceeds from issuance of common shares	76,561	84,596	59,553
Repayment of long-term debt	(75,027)	(143,347)	(134,852)
	(173,560)	(283,743)	(1,619,641)

Increase (Decrease) in cash and cash equivalents	(690,862)	2,340,879	(1,136,498)

Effect of exchange rates on cash	-	(447)	311

Cash and cash equivalents, beginning of year	2,393,784	53,352	1,189,539

Cash and cash equivalents, end of year	$1,702,922	$2,393,784	$53,352

Supplementary disclosure of cash flow Information
Cash paid (received) during the year
Interest received	$(11,965)	$(7,012)	$(2,098)
Interest paid	1,346	9,474	18,165
Income taxes	-	-	-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

				Additional			Total
	Common Stock		Treasury	Paid-In		Accum.	Shareholders’
	Shares	Amount	Stock	Capital	AOCI	Deficit	Equity

Balance at February 29, 2012	3,236,668	$36,678,050	$-	$15,815,876	$577,916	$(40,587,442)	12,484,400

Net income						591,304	591,304

Exercise of stock options	20,000	112,449		(52,896)			59,553

Shares repurchased under provisions of the share repurchase plan			(3,694,332)	2,149,990			(1,544,342)

Shares cancelled	(326,187)	(3,694,332)	3,694,332				-

Stock based compensation expense (Note 8)				151,916			151,916

Balance at February 28, 2013	2,930,481	$33,096,167	$-	$18,064,886	$577,916	$(39,996,138)	$11,742,831

Net income						1,163,295	1,163,295

Exercise of stock options	30,864	160,158		(75,562)			84,596

Shares repurchased under provisions of the share repurchase plan			(542,955)	317,963			(224,992)

Shares cancelled	(48,348)	(542,955)	542,955				-

Stock based compensation expense (Note 8)				54,471			54,471

Balance at February 28, 2014	2,912,997	$32,713,370	$-	$18,361,758	$577,916	$(38,832,843)	$12,820,201

Net income						335,582	335,582

Exercise of stock options	28,553	146,199		(69,638)			76,561

Shares repurchased under provisions of the share repurchase plan			(458,129)	283,035			(175,094)

Shares cancelled	(41,008)	(458,129)	458,129				-

Stock based compensation expense (Note 8)				16,236			16,236

Balance at February 28, 2015	2,900,542	$32,401,440	$-	$18,591,391	$577,916	$(38,497,261)	$13,073,486

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

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include waters, juices and other premium beverages. The bottling plant provides bottling services for certain of the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $36,329 and $51,579 as of February 28, 2015 and February 28, 2014, respectively, are netted against accounts receivable.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Accounts	Allowances for Doubtful Accounts	2015	2014	2013
Receivable	Balance at beginning of year	$51,579	$124,672	$43,353
(continued)	Bad debt provision	-	-	95,838
	Write-off of receivables	(15,250)	(73,093)	(14,519)
	Balance at end of year	$36,329	$51,579	$124,672

Inventory	Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold.

Property, plant and equipment	Property, plant and equipment are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	7% - 20%
Buildings	5%
Automotive equipment	20%
Land improvements	8%
Furniture, fixtures, computer hardware and software	20%

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

Advertising Costs

Advertising costs, which also include samples, trade show, product demo, media promotion costs are expensed as incurred. During the years ended February 28 2015, February 28, 2014 and February 28, 2013, the Company incurred advertising costs of $553,187, $509,433 and $646,915, respectively.

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

Stock-Based Compensation

Compensation costs are charged to the Consolidated Statements of Comprehensive Income. Compensation costs for employees are amortized over the period from the grant date to the date the options vest. Compensation expense for non-employees is recognized over the vesting period. Compensation for non- employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

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

Income Tax

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction when these differences are expected to be realized. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the deferred income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management has determined certain of these deferred tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance (Note 10). No reserves for an uncertain tax position have been recorded for the years ended February 28, 2015 or February 28, 2014.

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

The Company had certain financial liabilities required to be recorded at fair value on a recurring basis in accordance with US GAAP. As at February 28, 2015 and February 28, 2014, the derivative liability on non-employee stock options is a financial liability classified for Level 3 fair value measurement. See Note 14 for more information.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (the “FASB”) amended the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2014. The adoption of this guidance had no impact on our financial statements.

In July 2013, the FASB issued guidance on the presentation of unrecognized tax benefits which better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carry forwards, similar tax losses, or tax credit carry forwards exist. The provisions of the new guidance were effective prospectively as of the beginning of the fiscal years ended after December 15, 2014. The adoption of this guidance did not have a material impact on our financial statements

In May 2014, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09). To supersede existing revenue recognition guidance under generally accepted accounting principles in the United States, or GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Recent Accounting Pronouncements (continued)

services. ASU 2014-09 defines a five steps process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the fiscal and interim reporting periods beginning after December 15, 2016 using either of two methods: (i) retrospective to each prior reporting period presented within the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements – Going Concern: Topic 915 (ASU 2014-15) Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which states that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for fiscal and interim reporting periods ending after December 15, 2016. The Company is currently evaluating the impact of this new guidance on our financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

2.	Inventory

	2015	2014
Finished goods, net	$410,193	$219,842
Raw materials	906,433	366,671
	$1,316,626	$586,513

The ending balance above includes a total inventory obsolescence provision of $114,744 as at February 28, 2015 (2014 - $100,058).

Inventory Obsolescence Provision	2015	2014	2013

Balance at beginning of year	$100,058	$129,106	$115,413
Obsolescence provision	45,000	156,000	242,717
Write-off of inventory	(30,314)	(185,048)	(229,024)
Balance at end of year	$114,744	$100,058	$129,106

3.	Property, Plant and Equipment

		2015
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,309,134	$9,234,551	$7,074,583
Buildings	1,950,446	1,273,546	676,900
Automotive equipment	286,252	126,751	159,501
Land	433,613	-	433,613
Land improvements	1,861	1,324	537
Leasehold improvements	695,182	291,317	403,865
Furniture and fixtures	687,260	594,929	92,331
Computer hardware and software	2,324,461	2,066,545	257,916
	$22,688,209	$13,588,963	$9,099,246

		2014
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,917,608	$8,739,219	$7,178,389
Buildings	1,931,944	1,238,488	693,456
Automotive equipment	286,252	86,857	199,395
Land	433,613	-	433,613
Land improvements	1,861	1,277	584
Leasehold improvements	695,182	237,054	458,128
Furniture and fixtures	681,926	573,822	108,104
Computer hardware and software	2,277,183	2,014,052	263,131
	$22,225,569	$12,890,769	$9,334,800

Property, plant and equipment includes equipment acquired under capital leases with an initial cost of $2,687,820 (2014 - $2,687,820). Accumulated amortization of assets acquired under capital leases is $1,143,534 (2014 - $1,027,297). No impairment of property, plant, and equipment was recognized in the year ended February 28, 2015 (2014 - nil).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

4.	Prepaid Expenses and Deposits

	2015	2014
Slotting fees	$53,208	$9,508
Insurance premiums	79,877	72,433
Rental deposits and other	156,498	91,900
	$289,583	$173,841

5.	Long-term Debt

		2015	2014

a)	The Company’s capital lease was fully repaid in September, 2014. The capital lease had principal and interest repayable at $12,729 per month including interest at a seven-year fixed rate of 6.125% per annum, collateralized over certain pieces of manufacturing equipment.	$-	$75,027
		-	75,027
	Less: current portion	-	75,027
		$-	$-

b)

The Company has an on demand revolving operating bank loan with a credit limit of $3,500,000 (2014 - $3,500,000) subject to the availability of eligible collateral. As at February 28, 2015, $613,400 (2014 - $329,900) of the facility was available, due to a limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% (2014 - 1.00% to 1.50%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company. The credit facility contains four financial covenants. The bank loan is subject to an annual review process.

6.	Lease Inducement

In the 2009 fiscal year, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount was amortized over the remainder of the lease term. The amortization for the fiscal year ended February 28, 2015 was $Nil (2014 - $Nil, 2013 - $24,491) with a corresponding credit to rental expense under the category of selling, general and administrative expenses.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity

a)	Share capital	Number of Authorized Shares
		2015	2014	2013
	Common shares without par value	500,000,000	500,000,000	500,000,000

	Preferred shares without par value	9,999,900	9,999,900	9,999,900
	Series “A” preferred shares	1,000,000	1,000,000	1,000,000
	Series “B” preferred shares	100	100	100
	Series “C” preferred shares	1,000,000	1,000,000	1,000,000
	Series “D” preferred shares	4,000,000	4,000,000	4,000,000
	Series “E” preferred shares	4,000,000	4,000,000	4,000,000
		20,000,000	20,000,000	20,000,000

There are no preferred shares outstanding as at February 28, 2015 (2014 - nil; 2013 - nil).

In the year ended February 28, 2015, the Company repurchased and cancelled 41,008 of its issued and outstanding shares in the amount of $175,094. Since the average issue price of cancelled common shares at the time of repurchase was $11.17, share capital has been reduced by $458,129 and additional paid-in capital has been increased by $283,035.

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

On August 26, 2003, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price. At the Annual General Meeting on June 30, 2010, shareholders approved the updating and five- year extension of the Company’s Shareholder Protection Rights Plan to 2015. At the Annual General Meeting in June 2015, shareholders will be asked to approve an updated and five-year extension of the Company’s Shareholder Protection Rights Plan to 2020.

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

	c)	Stock options (continued)

At February 28, 2015, stock options were outstanding and exercisable as follows:

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life (Years)	Price (USD)	Exercisable	Price (USD)
$2.45 to $2.99	642,000	5.09	2.45	642,000	2.45
$3.00 to $3.99	167,000	3.63	3.19	167,000	3.19
$4.00 to $5.99	1,767	0.88	5.35	1,767	5.35
$6.00 to $24.65	46,000	2.81	9.47	46,000	9.47
	856,767			856,767

A summary of the Company’s stock option activity is as follows:

		Weighted Average
	Outstanding	Exercise Price
	Options	(USD)
Options outstanding as at February 29, 2012	976,433	3.05
Granted	-	-
Expired	(2,000)	6.20
Exercised	(20,000)	3.00
Options outstanding as at February 28, 2013	954,433	3.04
Granted	-	-
Expired	-	-
Exercised	(30,864)	2.64
Options outstanding as at February 28, 2014	923,569	3.06
Granted	-	-
Expired	(36,249)	5.12
Exercised	(28,553)	2.52
Cancelled	(2,000)	6.20
Options exercisable, February 28, 2015	856,767	2.98
Options vested and expected to vest	856,767	2.98

The aggregate intrinsic value of stock options exercised during the year ended February 28, 2015 was $45,158 USD (2014 - $38,372, 2013 - $22,200).

The aggregate intrinsic value of stock options outstanding as at February 28, 2015 was $606,060 USD (2014 - $1,197,000, 2013 - $945,640).

The aggregate intrinsic value of stock options exercisable as at February 28, 2015 was $606,060 USD (2014 - $1,193,000, 2013 - $936,711).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

	c)	Stock options (continued)

A summary of the Company’s non-vested stock option activity and related information for the year ended February 28, 2015 is as follows:

Weighted Average
Exercise
	Outstanding Options	Price (USD)
Non-vested at March 1, 2014	7,510	3.50
Granted	-	-
Vested	7,510	3.50
Exercised	-	-
Expired	-	-
Non-vested at February 28, 2015	-	-

As of February 28, 2015, there was $Nil of total unrecognized compensation cost related to non-vested stock options.

d)	Warrants

A summary of the Company’s warrant activity and related information for the year ended February 28, 2015 is as follows:

Weighted Average
	Outstanding	Exercise
	Warrants	Price (USD)
Warrants outstanding February 28, 2014, 2013	-	-
Granted (notes 8 and 9) (1)	25,000	3.40
Exercised	-	-
Expired	-	-
Warrants outstanding at February 28, 2015	25,000	3.40

(1)	The warrants are exercisable until January 26, 2018

e)	Earnings per common share

For the years ended February 28, 2015, February 28, 2014, and February 28, 2013, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 72,767, 83,600, and 473,833 respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

	2015	2014	2013

Weighted average shares – Basic EPS	2,922,684	2,929,722	3,012,647
Plus: incremental shares from assumed exercise of stock options	270,279	316,501	302,115
Weight average shares – diluted EPS	3,192,963	3,246,223	3,314,762

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

e)	Earnings per common share (continued)

	2015	2014	2013
Net income	335,582	1,163,295	591,304
(Gain)/Loss from change in fair value	(196,428)	39,304	(18,252)
of dilutive stock options
Adjusted net Income	139,154	1,202,599	573,052
Earnings per share, basic	$0.11	$0.40	$0.20
Earnings per share, diluted	$0.04	$0.37	$0.17

8.	Stock-Based Compensation

There were no options granted during the years ended February 28, 2015, February 28, 2014, and February 28, 2013.

On January 26, 2015 the Company entered into a consulting agreement where the Company is committed to issue 25,000 warrants, with an exercise price of US$3.40 and an expiry date of January 26, 2018. The warrants had a grant date fair value of $32,570 (note 9). As at February 28, 2015, the warrants had been earned, and are included in the outstanding warrants table in note 7(d).

In connection with the vesting of certain employees’, officers’ and directors’ stock options, and warrants for the year ended February 28, 2015, the Company has recorded stock option compensation of $16,236 (2014 - $54,471; 2013 - $151,916) which was credited to additional paid-in capital and expensed in selling, general and administrative expenses, and for warrants $32,570 credited to derivative liability and expensed in selling, general and administrative expenses.

9.	Derivative Liability

In accordance with ASC 815-40-15, stock options and warrants granted to non-employees that are exercisable in US dollars are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options and warrants are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change of fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Comprehensive Income at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

9.	Derivative Liability (continued)

The non-employee share purchase option and warrant liabilities are accounted for at their respective fair values and are summarized as follows:

	2015	2014	2013
Derivative liability, opening balance	$284,195	$244,891	$263,143
Warrants issued during the year	32,570	-	-
Change in fair value of options and warrants	(196,428)	39,304	(18,252)
Derivative liability, closing balance	$120,337	$284,195	$244,891

An estimate for the fair value of non-employee stock options and warrants is determined through use of the Black-Scholes Model. Assumptions applied by management as at February 28, 2015 were as follows: (1) weighted average risk-free rate of 0.69% (2014 – 2.01%; 2013 – 1.55%); (2) weighted average dividend yield of nil (2014 – nil; 2013 – nil); (3) a weighted average expected volatility of 58.6% (2014 – 111.6%; 2013 – 111.9%); (4) a weighted average expected life of 43 months (2014 - 75 months; 2013 – 87 months); and (5) a weighted average exercise price of $2.70 USD. These options have been included in the stock options data presented in Note 7(c).

As at February 28, 2015 the warrants granted to consultants had not been issued.

The exercise of non-employee options and warrants will result in a reduction of the derivative liability.

10.	Income Tax

Earnings before income taxes and the provision for income taxes consisted of the following for the years ended February 28, 2015, February 28, 2014, and February 28, 2013:

	2015	2014	2013

Earnings before income taxes:
Canada	$461,075	$1,441,059	$1,017,263
United States	(16,528)	(22,356)	(119,307)
Total	444,547	$1,418,703	$897,956

Provision for income taxes:
Current	$-	$-	$-
Deferred, Canada	108,965	255,408	306,652
Deferred, United States	-	-	-
Total	$108,965	$255,408	$306,652

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

10.	Income Tax (continued)

Income tax computed at statutory tax rates reconciles to the income tax provision, using a 26% (2014 – 25.75%, 2013 – 25%) statutory tax rate, as follows:

	2015	2014	2013
Tax at statutory rates at CDN rates	$115,582	$367,903	$220,492
Foreign loss taxed at US rates	(4,297)	(3,360)	(16,690)
Effect of change in statutory rate	-	-	-
Effect of foreign exchange on loss carry-forwards	(174,257)	(236,464)	(150,732)
Non-deductible expenses (revenue)	(37,861)	26,232	37,979
Expiry of loss carry-forwards		-	-
Other items, net	42,380	(156,542)	38,652
Change in valuation allowance	167,418	257,639	176,951
Income tax provision for year	$108,965	$255,408	$306,652

Effective July 1, 2013, the British Columbia provincial rate increased from 10.00% to 11.00% . The tax rate for the Federal corporate tax remained the same at 15.00% .

As at February 28, 2015, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $5.8 million which can be applied against future earnings in Canada and $8.4 million in the United States. The net operating loss carry forward amounts commence to expire in 2025 through 2035.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2015	2014

Operating and other losses carried forward	$5,168,877	$4,907,476
Property, plant and equipment	612,706	821,547
Trademark and deferred costs	114,965	113,355
Un-realized foreign exchange loss	(801)	(1,068)
Financing costs	4,017	-
Total deferred tax assets	5,899,764	5,841,310
Valuation allowance	(3,856,161)	(3,688,743)

Net deferred tax assets	$2,043,603	$2,152,567

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of tax assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

The tax years that remain open to examination by the tax authorities are generally 2010-2015. The net operating losses from prior years are subject to adjustment under examination to the extent they remain unutilized in an open year.

There are no uncertain tax positions to recognize at February 28, 2015 and February 28, 2014.

The valuation allowance represents tax losses and deferred income tax assets from inactive United States subsidiaries, with a tax rate of 37%, totaling $3,616,089; and inactive Canadian subsidiaries, with a tax rate of 26%, totaling $240,072.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

11.	Commitments

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

2016	$767,994
2017	784,375
2018	504,025
2019	111,535
2020	118,838
and thereafter	359,958

Total future minimum payments	$2,646,725

During the years ended February 28, 2015, February 28, 2014 and February 28, 2013, the Company incurred rental expenses of $750,879, $723,437, and $931,224 respectively.

The Company has committed to certain purchase obligations as follows:

2016	$145,987
2017	152,702
2018	25,944
2019	1,399
2020	-
and thereafter	-

Total future minimum payments	$326,032

12.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

13.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2015	2014	2013

i)	Incurred consulting fees with a company related by a director in common	$84,000	$84,000	$84,000

ii)	Incurred professional service fees with a company related by a director in common	$528,000	$528,000	$528,000

iii)	Incurred marketing consulting services with a company related by a director in common	$124,225	$80,900	$80,800

iv)	Incurred bottling services from a company related by a director in common	$183,186	$111,519	$89,493

v)	Incurred consulting fees with a company related by an officer in common	$150,000	$150,000	$271,400

vi)	Incurred services from a company related by a director in common	$4,449	$5,355	$3,763

vii)	Purchased supplies from a company related by a director in common	$15,026	$-	$-

14.	Fair Value of Financial Instruments

The Company’s financial assets and financial liabilities as at February 28, 2015, measured at fair value on a recurring basis are summarized below:

	Quoted	Significant	Significant
	Prices in	Observable	Unobservable	Balance,
	Active Market	Inputs	Inputs	February 28,
	(Level 1)	(Level 2)	(Level 3)	2015
Cash and cash equivalents	$1,702,922	$-	$-	$1,702,922
Derivative liability	-	-	(120,337)	(120,337)
	$1,702,922	$-	$(120,337)	$1,582,585

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

14.	Fair Value of Financial Instruments (continued)

The Company’s financial assets and financial liabilities as at February 28, 2014, measured at fair value on a recurring basis are summarized below:

	Quoted	Significant	Significant
	Prices in	Observable	Unobservable	Balance,
	Active Market	Inputs	Inputs	February 28,
	(Level 1)	(Level 2)	(Level 3)	2014
Cash and cash equivalents	$2,393,784	$-	$-	$2,393,784
Derivative liability	-	-	(284,195)	(284,195)

	$2,393,784	$-	$(284,195)	$(2,109,589)

The fair value of cash and cash equivalents approximates its carrying value.

The fair value of the derivative liability for non-employee stock options is determined through use of the Black-Scholes model (Note 9).

15.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages. Substantially, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

During the year ended February 28, 2015, the Company’s ten largest customers comprised approximately 95% (2014 - 96%; 2013 - 92%) of revenue and no one customer comprised more than 90% (2014 - 90%; 2013 - 83%) of revenue. As at February 28, 2015 and February 28, 2014, one customer comprised more than 10% of trade receivables.

Item 19. – Exhibits.

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

4.1	Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 2, 2010.

4.2

Master Agreement for Contract Manufacturing and Packaging Services entered into by North American Bottling Division of Leading Brands of Canada, Inc., a wholly-owned subsidiary of the Company, made effective as of January 1, 2015, incorporated by reference as Exhibit 99.1 to the Form 6-K filed with the Securities Exchange Commission on March 18, 2015.

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

Dated: May 12, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

4.1	Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 2, 2010.

4.2

Master Agreement for Contract Manufacturing and Packaging Services entered into by North American Bottling Division of Leading Brands of Canada, Inc., a wholly-owned subsidiary of the Company, made effective as of January 1, 2015, incorporated by reference as Exhibit 99.1 to the Form 6-K filed with the Securities Exchange Commission on March 18, 2015.

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