Form 20-F
period 2016-02-29
LEADING BRANDS INC
filed 2016-05-20
CIK 884247

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2016 OR

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
Phone Number: 604-675-2778
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

As of February 29, 2016, Leading Brands, Inc. had 2,859,837 Common Shares, without par value, outstanding.

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

Yes [ X ]        No  [  ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non -accelerated filer [ X ]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  [  ]        Item 18  [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  [   ]        No  [ X ]

INTRODUCTION

The terms “Leading Brands”, the “Company”, “we”, “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Leading Brands, Inc. and its consolidated subsidiaries, except where the context requires otherwise.

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

Forward-Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments. The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

♦	business objectives, goals and strategic plans;
♦	operating strategies;
♦	expected future revenues, earnings and margins;
♦	we rely upon one customer for a preponderance of our revenue;
♦	anticipated operating, selling and general and administrative costs;
♦	availability of raw materials, including water, sugar, cardboard , closures and flavoring;
♦	effects of seasonality on demand for our products;
♦	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
♦

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2017;

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

	FISCAL	FISCAL	FISCAL	FISCAL	FISCAL
	YEAR ENDED	YEAR ENDED	YEAR ENDED	YEAR ENDED	YEAR ENDED
	Feb. 29, 2016	Feb. 28, 2015	Feb. 28, 2014	Feb. 28, 2013	Feb. 29, 2012

Net sales /
operating revenue	$11,011,204	$13,372,964	$15,313,468	$17,240,342	$18,404,052

Net income (loss)	($1,303,284)	$335,582	$1,163,295	$591,304	$1,550,858

Earnings (loss) per
share, basic	($0.45)	$0.11	$0.40	$0.20	$0.46

Earnings (loss) per
share, diluted	($0.45)	$0.04	$0.37	$0.17	$0.44

Total assets	$13,274,708	$14,755,112	$15,140,842	$14,127,121	$14,981,079

Net assets	$11,677,766	$13,073,486	$12,820,201	$11,742,831	$12,484,400

Share Capital	$31,946,732	$32,401,440	$32,713,370	$33,096,167	$36,678,050

Long-term debt	NIL	NIL	NIL	$75,027	$218,374

Cash dividends
declared per	NIL	NIL	NIL	NIL	NIL
common share

Weighted average	Basic:	Basic:	Basic:	Basic:	Basic:
common shares	2,880,882	2,922,684	2,929,722	3,012,647	3,368,751
outstanding	Diluted:	Diluted:	Diluted:	Diluted:	Diluted:
basic and diluted	2,880,882	3,192,963	3,246,223	3,314,762	3,541,859

3.	Exchange Rates

Exchange Rate – May 2, 2016: 1.2536

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	Apr. 1-30,	Mar. 1-31,	Feb. 1-29,	Jan. 1-31,	Dec. 1-31,	Nov. 1-30,
	2016	2016	2016	2016	2015	2015
High	1.3157	1.3427	1.4027	1.4559	1.3965	1.3373
Low	1.2548	1.2965	1.3514	1.3941	1.3338	1.3052

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Mar. 1, 2015 to	Mar. 1, 2014 to	Mar. 1, 2013 to	Mar. 1, 2012 to	Mar. 1, 2011 to
	Feb. 29, 2016	Feb. 28, 2015	Feb. 28, 2014	Feb. 28, 2013	Feb. 29, 2012

Average	1.3058	1.1255	1.0462	0.9988	0.9914

B.	Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.	Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.	Risk factors.

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

The Company holds a number of trademarks and copyrights relating to certain significant products. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights, and there can be no assurance that third parties will not infringe or misappropriate our trademarks and copyrights. If we lose some or all of our intellectual property rights, our business may be materially adversely affected.

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

The Company derives a substantial portion of its revenue from certain major customers, with the largest customer contributing 83.7% of our total revenue and the ten largest customers comprising 96.1% of revenue. The loss of certain major customers would have a negative impact on earnings.

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

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of US$1.62 to a high of US$5.83 during the five year period from March 1, 2011 to February 29, 2016. During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares. The Company has had periods where the bid price of the Company’s common shares closed below US$1.00 per share, and therefore there is a risk that the Company will not continue to meet the minimum requirement for continued listing under NASDAQ’s Marketplace Rule 5550(a)(2).

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares.

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX.” As of February 29, 2016, there were 2,859,837 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

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

In order to maintain our current status as a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act), where more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our “foreign private issuer” status:

♦	we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;
♦	we would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10- Q and 8- K, rather than the forms currently available to us, such as Forms 20-F and 6 -K;
♦	we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;
♦	we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers; and
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

3.

The Company is a corporation incorporated under the laws of the province of British Columbia, Canada, and is governed by the Business Corporations Ac t (British Columbia). The head office of the Company is located at:

33 W. 8th Avenue – Unit 101
Vancouver BC
Canada V5Y 1M8
Tel: 604-685-5200

4.

During the period since the beginning of the last fiscal year to May 1, 2016 there have been no material reclassifications, mergers or consolidations of the Company or any of its subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; or bankruptcy, receivership or similar proceedings with respect to the Company or its subsidiaries.

Effective January 1, 2015, the Company entered into a new contract with its largest bottling customer. That contract expires on December 31, 2016, unless earlier extended.

5.

The Company expended $200,221 on the purchase of property, plant and equipment in the fiscal year ended February 29, 2016, of which $46,576 was for bottling equipment, $96,720 was for leasehold improvements, $40,426 was for coolers, and $ 16,499 was for office equipment, computers and software.

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

6.	Capital expenditures that are planned for the fiscal year ending February 28, 2017 are in Canada and will be funded with cash on hand, by the Company’s primary lender, or some combination of the two.

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

In the fiscal year ended February 29, 2016, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s beverage business in Canada, and Neurogenesis Inc. (formerly Blue Beverage Company, Inc.) was the principal sales subsidiary in the United States.

2.	Beverage Bottling, Distribution and Sales and Marketing

Bottling Plant. In the fiscal year ended February 29, 2016, the Company operated a 50,000 square foot bottling plant in Edmonton, Alberta. The Company bottles juices and new age beverages for a “co-pack customer” (as defined below) and the Company’s own branded products. The Company’s plant is primarily a “hot fill” plant designed to allow for extended shelf life of products without the use of preservatives. In a “hot fill” process, the liquid is heated to a high temperature prior to filling. The bottle is filled and capped while the liquid remains at the high temperature and then the filled bottle is sent through a cooling tunnel. The cooling causes a pressure seal which preserves the product without the need to add any artificial preservatives.

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

The Company’s Edmonton plant is designed and equipped to handle various types of containers on its two lines that can fill containers of glass or polyethylene teraphalate (“PET”). The Company’s goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations and to expand the distribution of the Company’s own branded product lines. Although distribution of the Company's branded products expanded, they did not keep up with the decline in the Company's co-pack volumes.

The Company operates in Canada as a fully integrated healthy beverage bottler and distributor.

Distribution. In addition to the bottling plant, the sales and distribution system has a regional warehouse distribution center located in Edmonton, Alberta. In addition, there are third party distribution centers in Greater Vancouver, Metro Toronto and the State of Washington. The sales and distribution system distributes a variety of beverages to retail, wholesale and distribution outlets. As a market of approximately 34,000,000 people, covering more than 2,000,000 square miles, the Company believes that it is more cost effective for the Company to use a network of distributors to assist in the distribution of its products in Canada.

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

Brand Licensing and Brand Development

The Company has increased its focus on the development of its own brands. Several of the Company’s branded products, including TrueBlue®, PureBlue®, TrueBlack® , Happy Water®, WaterBox™ and Canada FreshAir™ are packaged and/or managed by the Company.

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 29, 2016, net export sales were less than 10% of the Company’s net revenues.

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

♦

Bottles are generally purchased in the United States, but there is a PET bottle supplier in Canada from whom the Company occasionally purchases bottles . PET pricing is affected by changing oil prices.

♦	Closures and flavorings are generally purchased in the United States, but Canadian suppliers are becoming available and the Company reviews these options as they come available.

♦	Cardboard is widely available and, while pricing fluctuates from year to year, it is generally stable in the short term.

♦

Juice concentrates are commodity priced and generally purchased under volume contracts. Pricing varies with availability and demand and is impacted by crop performance in the respective growing regions.

5.

The Company’s marketing and sales are handled principally by the Company’s sales force. In markets outside of Canada, principally in Asia, the Company uses third- party contractors for market development and sales.

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

Following is a list of the Company’s significant subsidiaries as of February 29, 2016:

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

The Company leases a property occupying 38,808 square feet in Edmonton, Alberta which serves as a regional warehouse and distribution centre. The Company also utilizes third party distribution centres in Ontario and British Columbia, and the State of Washington.

The Company’s head office is located at Unit 101 – 33 W. 8th Avenue, Vancouver BC Canada. The space occupies 6,955 square feet and is leased until February 2023.

The Company bottles Happy Water® at a co-packing facility at 19500 – 56th Avenue, Surrey, B.C. Canada. The Company owns substantially all of the equipment utilized in the production of Happy Water®.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review and Prospects

A.	Operating results.

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

Overall Performance

The major developments during the year ended February 29, 2016 included:

♦

The Company’s gross margin percentage declined, excluding depreciation totaling $705,024 (2015: $723,610), from 40.8% in the fiscal year ended February 28, 2015 to 28.7% in the fiscal year ended February 29, 2016; and

♦

The Company saw a decrease in its net income from net income of $335,582 for the fiscal year ended February 28, 2015 on $13.9 million in gross sales to a net loss of $1,303,284 in the fiscal year-ended February 29, 2016 on $11.5 million gross sales, principally due to a decrease in gross sales and lower pricing offered to its principal bottling customer.

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2016	February 28, 2015

Gross Revenue	$ 11,513,289	$ 13,862,437	($ 2,349,148)

Discounts,
Allowances	($ 502,085)	($ 489,473)	($ 12,612)
and Rebates

Net Revenue	$ 11,011,204	$ 13,372,964	($ 2,361,760)

Gross sales for the fiscal year ended February 29, 2016 were $11,513,289 compared to $13,862,437 for the previous fiscal year, representing a decrease of 16.9% . This decrease of $2,349,148 in gross sales for the year ended February 29, 2016 was due to a reduction in per case co-pack fee and reduction of co-pack volume which was partially offset by an increase in the Company’s branded beverage sales, particularly Happy Water®.

Discounts, rebates and slotting fees for the fiscal year ended February 29, 2016 increased $12,612 compared to the prior fiscal year as a result of significant new listing fees and promotions for the Company’s branded beverage products, offset by lower discounts on co-packing service.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2016	February 28, 2015

Cost of Sales	$ 7,856,351	$ 7,912,307	($ 55,956)

Cost of sales, excluding depreciation totaling $705,024 (2015: $723,610) for the fiscal year ended February 29, 2016 was $7,856,351 compared to $7,912,307 for the previous fiscal year, representing a decrease of 0.7% . This decrease in cost of sales of $55,956 for the year ended February 29, 2016 was the result of reduction of co-pack volume and improved productivity.

Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2016	February 28, 2015

Margin	$ 3,154,853	$ 5,460,657	($ 2,305,804)

Margin Percentage	28.7%	40.8%	(12.1%)

Margin for the fiscal year ended February 29, 2016 was $3,154,853 compared to $5,460,657 for the previous fiscal year, representing a decrease in margin as a percentage of net sales of 12.1% . The decrease in margin of $2,305,804 for the fiscal year ended February 29, 2016 was due to lower per case co-pack fees and reduction of co-pack volume and significant new listing fees and promotions for the Company’s branded beverage products.

Selling, General and Administrative Expenses

For the fiscal year ended February 29, 2016, selling, general and administrative expenses decreased $210,802 from $4,475,079 in the fiscal year ended February 28, 2015 to $4,264,277 in the year ended February 29, 2016 as a result of:

♦	decreased wages and benefits expense of $340,904;
♦	decreased legal and public company expense of $3,581; offset by,
♦	increased stock compensation expense of $56,044;
♦	increased administrative costs of $38,312; and
♦	increased sales and marketing costs of $39,327.

Other Expenses

The Company recorded interest expense on current and long-term debt of $85 as compared to $1,355 in the prior fiscal year as the Company repaid its debt in the year.

In the fiscal year ended February 29, 2016, the Company recorded interest income from bank balances of $4,900 compared to $11,965 in the prior fiscal year.

The Company recorded a non-cash income tax recovery of $436,654 in the fiscal year ended February 29, 2016 relating to Canadian operations, as compared to a $108,965 expense in the prior fiscal year. Deferred tax assets in other operating entities are offset by a valuation allowance.

Depreciation expense decreased to $705,024 for the fiscal year ended February 29, 2016, as compared to $723,610 in the prior fiscal year.

Fiscal Year Ended February 28, 2015

Sales

Revenue	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2015	February 28, 2014
Manufactured	$ 13,862,437	$ 15,872,966	($ 2,010,529)
Products

Purchased Products	$ -	$ 79,963	($ 79,963)

Total Gross Revenue	$ 13,862,437	$ 15,952,929	($ 2,090,492)

Discounts,
Allowances	($ 489,473)	($ 639,461)	$ 149,988
and Rebates

Net Revenue	$ 13,372,964	$ 15,313,468	($ 1,940,504)

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

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2015	February 28, 2014
Manufactured	$ 7,912,307	$ 8,342,780	($ 430,473)
Products

Purchased Products	$ -	$ 65,778	($ 65,778)

Total	$ 7,912,307	$ 8,408,558	($ 496,251)

Cost of sales, excluding depreciation totaling $723,610 (2014: $753,210) for the fiscal year ended February 28, 2015 was $7,912,307 compared to $8,408,558 for the previous fiscal year, representing a decrease of 5.9% . This decrease in cost of sales of $496,251 for the year ended February 28, 2015 was the result of the following:

♦	lower cost of sales from products that the Company purchases for resale of $65,778 in comparison to the prior fiscal year due to the discontinuation by the Company of a licensed brand; and
♦	decreased cost of sales of products that the Company manufactures of $430,473 primarily due to reduced co-pack volume and improved productivity.

Margin	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2015	February 28, 2014
Manufactured	$ 5,460,657	$ 6,891,692	($ 1,431,035)
Products

Purchased Products	$ -	$ 13,218	($ 13,218)

Total	$ 5,460,657	$ 6,904,910	($ 1,444,253)

Margin Percentage	40.8%	45.1%	(4.3%)

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

Other Expenses

For the fiscal year ended February 28, 2015, the Company recorded interest expense on current and long-term debt of $1,355 as compared to $9,474 in the prior fiscal year as the Company repaid its debt in the year.

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

Depreciation expense decreased to $723,610 for the fiscal year ended February 28, 2015, as compared to $753,210 in the prior fiscal year.

B.	Liquidity and Capital Resources.

Fiscal Year Ended February 29, 2016

As of February 29, 2016, the Company had working capital of $477,354 compared to working capital of $2,050,974 at the prior fiscal year end. The Company held $282,819 in cash account balances at February 29, 2016 compared with $1,702,922 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 29, 2016, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by	Fiscal Year ended	Fiscal Year ended	Change
(used in):	February 29, 2016	February 28, 2015
Operating	($ 833,873)	($ 19,007)	($ 814,866)
Activities
Investing	($ 409,914)	($ 498,295)	$ 88,381
Activities
Financing	($ 176,316)	($ 173,560)	($ 2,756)
Activities

The decrease of $814,866 is the result of the lower net income this fiscal year and increase of prepaid expense and offset by a decrease of inventory and increase of prepaid expenses.

The increase in cash utilized in the fiscal year ended February 29, 2016 for investing activities is due to an increase of cash used for intangible assets as compared to the prior fiscal year, offset by less cash being used for bottling equipment.

Cash used for financing activities in the fiscal year ended February 29, 2016 increased in comparison to the prior fiscal year due to more cash being used for the Company’s share repurchase program.

The Company has an operating bank loan with a credit limit of $3,500,000 (the “Revolving Facility”), subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.00% to 1.50% per annum. At February 29, 2016, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $315,700. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales. The unused portion of the Revolving Facility is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes.

The Revolving Facility agreement contains three financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; (iii) a debt coverage covenant; The Company was in compliance with all covenants at February 29, 2016. The revolving credit facility is subject to an annual review process.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2017.

Fiscal Year Ended February 28, 2015

As of February 28, 2015, the Company had working capital of $2,050,974 compared to working capital of $1,617,209 at the prior fiscal year end. The Company held $1,702,922 in cash account balances at February 28, 2015 compared with $2,393,784 at the prior fiscal year end.

Cash provided by	Fiscal Year ended	Fiscal Year ended	Change
(used in):	February 28, 2015	February 28, 2014
Operating	($ 19,007)	$ 3,189,637	($ 3,208,644)
Activities
Investing	($ 498,295)	($ 565,015)	$ 66,720
Activities
Financing	($ 173,560)	($ 283,743)	$ 110,183
Activities

The decrease of $3,208,644 was the result of the lower net income this fiscal year and an increase of inventory.

The decrease in cash utilized in the fiscal year ended February 28, 2015 for investing activities was due to less cash being used for vehicle and leasehold improvement, offset by an increase of cash used for bottling equipment as compared to the prior fiscal year.

Cash used for financing activities in the fiscal year ended February 28, 2015 decreased in comparison to the prior fiscal year due to less cash being used for the Company’s share repurchase program and repayment of long-term debt.

The Company has an operating bank line with a credit limit of $3,500,000 (the “Revolving Facility”), subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.00% to 1.50% per annum. At February 28, 2015, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $613,400. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales. The unused portion of the Revolving Facility is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes.

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

Since 2009, the Company has focused on producing and selling beverage products that can generate superior margins. At times that has meant sacrificing sales volume for profitability. Over the same time the Company has eliminated its reliance on brands licensed from third parties. The Company continues to develop its own branded beverages that it trials and from time to time releases to market. Those brands can take a year or more to gain consumer recognition and replace the volume of more established, but lower margin brands. Consequently, the Company has recently experienced a decline in gross revenues and gross margin.

The Company is significantly dependent upon the revenues from its principal bottling contract. Although that dependence is anticipated to lessen as sales of branded products increase in ensuing years, it is likely that the Company's dependence on that contract will continue for the foreseeable future.

E.	Off- balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment and other agreements as disclosed in Note 11 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

2.	The Company had no off balance sheet arrangements during the fiscal year ended February 29, 2016.

F.	Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of February 29, 2016:

		Payments due by period
Contractual Obligations	Total	less than 1	1-3	4-5	more than
		year	years	years	5 years
Long-term Debt
Obligations	-	-	-	-	-

Capital (Finance) Lease	-	-	-	-	-
Obligations

Operating Lease	$2,700,061	$510,121	$1,037,702	$901,174	$251,064
Obligations (1)

Purchase Obligations	$218,601	$153,924	$35,224	$29,453	-

Other Long-term
Liabilities Reflected on
the Company’s Balance
Sheet under the GAAP	-	-	-	-	-
of the primary financial
statements

Interest on Capital Lease	-	-	-	-	-

Total	$2,918,662	$664,045	$1,072,926	$930,627	$251,064

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $nil are netted against accounts receivable as at February 29, 2016. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold. At February 29, 2016, the inventory balance was presented net of a provision for obsolete inventory in the amount of $39,870. A 10% change in the estimates of provision for obsolete inventory would not result in a material change to the financial statements.

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

Compensation costs are charged to the Consolidated Statements of Comprehensive Income (loss).

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

Income Taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the deferred income tax asset. Although the Company has tax loss carry-forwards and other deferred income tax assets, management has determined certain of these deferred income tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 10 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report. The valuation allowance represents tax losses and deferred income tax assets from inactive United States subsidiaries, with a tax rate of 37%, totaling $4,365,475; and inactive Canadian subsidiaries, with a tax rate of 26%, totaling $203,346.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company, it could result in an impairment adjustment in future periods up to the carrying value of the deferred income tax balance of $2,480,257. A 10% change in revenue estimates without a corresponding reduction in overhead costs, gross margins or operating costs could materially change the valuation of the deferred income tax assets. The majority of the deferred income tax asset commences expiration at February 28, 2026.

New Pronouncements

In May 2014, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09). To supersede existing revenue recognition guidance under generally accepted accounting principles in the United States, or GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five steps process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the fiscal and interim reporting periods beginning after December 15, 2016 using either of two methods: (i) retrospective to each prior reporting period presented within the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. In August 2015, ASU 2015-14 was issued which delayed the effective date to reporting periods beginning after December 15, 2017. We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements.

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

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory” (“ASU 2015-11”). Under ASU 2015-11, inventory will be measured at the “lower of cost and net realizable value” and options that currently exist for “market value” will be eliminated. ASU 2015-11 defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted and should be applied prospectively. Management is evaluating the provisions of this statement, including which period to adopt, and has not determined what impact the adoption of ASU 2015-11 will have on the Company's financial position or results of operations.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-2), Leases, which supersedes ASC Topic 840, Leases. ASU 2016-2 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than twelve months to its balance sheets. ASU 2016-2 also expands the required quantitative and qualitative disclosures surrounding leases. ASU 2016-2 is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company has not determined the impact the adoption of ASU 2016 -2 will have on its consolidated financial statements.

In March 2016, the FASB issued authoritative guidance under ASU 2016-09, Compensation - Stock Compensation (Topic 718) “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 provides for simplification of several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016. The Company is currently evaluating the potential impact of adoption of this standard on its consolidated financial statements.

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

Mr. McRae is also a director and the Chairman and CEO of Revolution Resource Recovery, Inc. and its affiliates, engaged in waste management, farming, real estate development and water extraction, based in Surrey, British Columbia.

He is a member of the Bar of British Columbia, and holds a Bachelor of Commerce (1980) and J.D. (1981) from the University of British Columbia.

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

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company's long-term success. The Company has developed an informal employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the shareholders of the Company in the sustained growth of shareholder value.

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

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company's common shares. Long-term incentives may be granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled "Option-Based Awards".

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

Summary Compensation Table

The following table (presented in accordance with Canada's National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of:

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

(c)	each individual who would have satisfied the criteria under paragraph (b) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

(collectively the "Named Executive Officers" or "NEOs")

Name and	Fiscal	Salary	Share-based	Option-Based	Non-Equity Annual		All Other	Total
Principal	Year	($)	awards	Awards(1)	Incentive Plans		Compensation	Compensation
Position	Ending		($)	($)		($)	($)	($)
					Annual	Long-Term
					Incentive	Incentive
					Plans	Plans
Ralph	2016	318,657	nil	nil	nil	nil	132,000(2)	471,657
McRae							21,000(3)
Chairman,
President and	2015	nil	nil	nil	nil	nil	528,000(2)	618,947
CEO							84,000(3)
							6,947(4)
	2014	nil	nil	nil	nil	nil	528,000(2)	626,370
							84,000(3)
							14,370(4)
Fei Xu	2016	91,596	nil	nil	nil	nil	nil	91,596
Corporate	2015	92,018	nil	nil	nil	nil	nil	92,018
Controller
and Principal	2014	94,196	nil	nil	nil	nil	nil	94,196
Financial
Officer
Dave Read	2016	nil	nil	nil	nil	nil	150,000(5)	150,000
Executive	2015	nil	nil	nil	nil	nil	150,030(5)	150,030
Vice
President	2014	nil	nil	nil	nil	nil	150,000(5)	150,000

Name and	Fiscal	Salary	Share-based	Option-Based	Non-Equity Annual		All Other	Total
Principal	Year	($)	awards	Awards(1)	Incentive Plans		Compensation	Compensation
Position	Ending		($)	($)		($)	($)	($)
					Annual	Long-Term
					Incentive	Incentive
					Plans	Plans
Sinan	2016	154,000	nil	nil	33,500	nil	6,000(6)	193,500
ALZubaidi	2015	159,778	nil	nil	33,500	nil	7,438(6)	200,716
Vice President of Bottling Operations	2014	167,801	nil	nil	33,500	nil	nil	201,301
Thor	2016	160,000	nil	nil	11,546	nil	10,800(6)	182,346
Matson	2015	100,644(7)	nil	nil	3,870	nil	4,464(6)	108,978
Vice President of Business Development

(1)	The value of option awards reflects the grant date fair value of option based awards in the 2014, 2015, and 2016 fiscal years. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.
(2)	Amounts paid to McRae Ventures, Inc., a company of which Mr. McRae is also a director, for consulting services provided by Mr. McRae. During the most recently completed financial year, McRae Ventures, Inc. received $132,000 for consulting services provided by Mr. McRae. Effective June 1, 2015 the contractual arrangements between Mr. McRae, McRae Ventures, Inc., BBI Holdings Inc. and the Company ended and was replaced with one executive employment agreement between Mr. McRae, the Company and Leading Brands of Canada, Inc. providing for an aggregate salary of $420,000 per annum, which represents a reduction of Mr. McRae's salary of 31.4% over prior years.
(3)	Amounts paid to BBI Holdings Inc., a company of which Mr. McRae is also a director, for consulting services provided by Mr. McRae. During the most recently completed financial year, BBI Holdings Inc. received $21,000 for consulting services provided by Mr. McRae. This arrangement was terminated effective June 1, 2015.
(4)	This amount represents payments for medical benefits.
(5)	VE Services Ltd., a company owned by Mr. Read, received these amounts for consulting services provided by Mr. Read.
(6)	This amount represents payments for car allowance.
(7)	Mr. Matson joined the Company in July 2014. This amount represents 7.5 months in the fiscal year.

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

Name	Number of	Option Exercise Price	Option Expiration	Value of Unexercised
	Securities		Date	In-The -Money Options
	Underlying			(1)
	Unexercised
	Options	($USD )		($USD )
	(#)
Ralph McRae	20,000	3.00	June 26, 2018	nil
	245,000	2.45	June 1, 2020	nil
Fei Xu	2,000	6.20	April 4, 2018	nil
	2,000	2.45	June 1, 2020	nil
Dave Read	20,000	7.10	January 10, 2018	nil
	100,000	2.45	June 1, 2020	nil
Sinan ALZubaidi	5,000	6.20	April 4, 2018	nil
Thor Matson	nil	-	-	nil

(1)	This amount is calculated based on the difference between the market value of the Shares underlying the options at the end of the most recently completed fiscal year, which was USD$2.20, and the exercise or base price of the option. The Shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.3531.

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

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Named Executive Officers:

Name	Option-Based Awards -
Value Vested
During The Year (1)
($USD)
Ralph McRae	nil
Fei Xu	nil
Dave Read	nil
Sinan ALZubaidi	nil
Thor Matson	nil

(1)	This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying Shares at exercise and the exercise or base price of the options under the option-based award on vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

The executive employment agreement between the Company, Leading Brands of Canada Inc. and Ralph McRae (the "Executive"), effective June 1, 2015 (the "Agreement") provides for a severance payment to the Executive in the event of termination by the Executive for Good Reason (as defined below) or termination by the Company without cause. "Good Reason" means (i) a material diminution of the Executive's title, authority, status, duties or responsibilities; (ii) any reduction of the salary of the Executive; (iii) a material breach by the Company of the Agreement; (iv) a relocation of the principal place of work outside the City of Vancouver; (v) a Change of Control (as defined below); (vi) the Executive ceasing to be the chairperson of the Board of Directors for any reason other than his own voluntary resignation; (vii) the Executive ceasing to be director of the Company or Leading Brands of Canada, Inc. for any reason other than his own voluntary resignation; or (viii) any other change that would constitute a “constructive dismissal” at common law. "Change of Control" means the occurrence of any of the following events: (i) the acquisition, whether directly or indirectly, by any person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia)), of voting securities of the Company which, together with all other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company; (ii) an amalgamation, arrangement or other form of business combination of the Company with another person or company which results in the holders of securities of that other person or company holding, directly or indirectly, in the aggregate, more than 50% of all outstanding voting securities of the combined entity resulting from the business combination; (iii) the sale, lease or exchange of all or substantially all of the assets of the Company to another person or company, other than to a subsidiary of the Company; or (iv) less than a majority of the Board of Directors being composed of Continuing Directors. "Continuing Director" means any individual who either: (i) is a director of the Company as of the Agreement; or (ii) becomes a director after the date of the Agreement after having been appointed or recommended for election by at least a majority of the Continuing Directors in office at the time of such appointment or election. In the event of termination by the Executive for Good Reason or by the Company without cause, the Executive is entitled to be paid 900,000 less statutory withholdings within 10 days following the date of termination and to the continuation of the Executive's benefits under the Agreement for 18 months, or, at the Executive's request, a lump sum payment equal to the projected cost of maintaining such benefits. Assuming the Agreement had been in force and a triggering event took place on the last business day of the Company’s most recently completed financial year, the Executive would have been entitled to estimated incremental payments, payables and benefits totalling the same amount.

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

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director	Fees Earned	Share-based	Option-Based	Non-Equity	All Other	Total
Name	($)	Awards	Awards	Incentive Plan	Compensation
		($)	($)	Compensation	($)	($)
				($)
James Corbett	20,500	nil	nil	nil	nil	20,500
Darryl Eddy	41,000	nil	83,880(1)	nil	nil	124,880
Stephen Fane	19,000	nil	nil	nil	nil	19,000
R. Thomas Gaglardi	7,000	nil	nil	nil	nil	7,000

(1)	The value of option awards reflects the grant date fair value of option based awards in the 2016 fiscal years. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

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

Director Name	Number of Securities	Option Exercise	Option Expiration	Value of Unexercised
	Underlying Unexercised	Price	Date	In-The-Money Options (1)
	Options	($USD)		($USD)
	(#)
James Corbett	20,000	3.00	June 26, 2018	nil
	10,000	3.50	Sept. 28, 2019	nil
	50,000	2.45	June 1, 2020	nil
Darryl Eddy	10,000	3.50	Sept. 28, 2019	nil
	50,000	2.45	June 1, 2020	nil
	20,000	3.69	July 12, 2025	nil
Stephen Fane	10,000	15.75	Oct. 4, 2017	nil
	20,000	3.00	June 26, 2018	nil
	10,000	3.50	Sept. 28, 2019	nil
	50,000	2.45	June 1, 2020	nil
R. Thomas Gaglardi	20,000	3.00	June 26, 2018	nil
	10,000	3.50	Sept. 28, 2019	nil
	50,000	2.45	June 1, 2020	nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$2.20 and the exercise price of the option. The Company's shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.3531.

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

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying Shares on a selected exercise date. In the Company's fiscal year ended February 29, 2016, no stock options were exercised by directors. Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

C.	Board Practices.

1.	The Company’s Board of Directors has been set at five directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election subject to Board approval.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Director Since

Ralph D. McRae	I	July 2013 to Annual General Meeting ("AGM") 2016	March 1996
Darryl R. Eddy	I	July 2013 to AGM 2016	July 2009
James Corbett	II	July 2014 to AGM 2017	June 2008
Stephen K. Fane	III	June 2015 to AGM 2018	October 2007
R. Thomas Gaglardi	III	June 2015 to AGM 2018	October 1998

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

♦	James Corbett,
♦	Darryl R. Eddy
♦	Stephen K. Fane.

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

As of May 1, 2016, the executive officer of Leading Brands, Inc. is:

Ralph D. McRae	Chairman, President and Chief Executive Officer

D.	Employees.

Following are the number of employees of the Company for the past three fiscal years as at the end of each fiscal year:

	February 29, 2016	February 28, 2015	February 28, 2014
Canada	73	76	79
United States	0	0	0

E.	Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of May 1, 2016, the Company had 880,000 issued and outstanding options, with a weighted average exercise price of US$2.993.

Of the total stock options granted, 880,000 have vested and are available for exercise as of May 1, 2016.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6 – Directors, Senior Management and Employees" above, as at May 1, 2016.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price ($USD)	Expiration Date
Ralph McRae	176,126	20,000	June 26, 2008	$3.00	June 26, 2018
	(6.2%)	245,000	June 1, 2010	$2.45	June 1, 2020
James Corbett	<1%	20,000	June 26, 2008	$3.00	June 26, 2018
		10,000	Sept. 28, 2009	$3.50	Sept. 28, 2019
		50,000	June 1, 2010	$2.45	June 1, 2020
Darryl R. Eddy	89,834	10,000	Sept. 28, 2009	$3.50	Sept. 28, 2019
	(3.1%)	50,000	June 1, 2010	$2.45	June 1, 2020
		20,000	July 13, 2015	$3.69	July 12, 2025
Stephen K. Fane	<1%	10,000	October 4, 2007	$15.75	October 4, 2017
		20,000	June 26, 2008	$3.00	June 26, 2018
		10,000	Sept. 28, 2009	$3.50	Sept. 28, 2019
		50,000	June 1, 2010	$2.45	June 1, 2020
R. Thomas Gaglardi	419,125(2)	20,000	June 26, 2008	$3.00	June 26, 2018
	(14.7%)	10,000	Sept. 28, 2009	$3.50	Sept. 28, 2019
		50,000	June 1, 2010	$2.45	June 1, 2020
Fei Xu	< 1%	2,000	Apr. 4, 2008	$6.20	Apr. 4, 2018
		2,000	June 1, 2010	$2.45	June 1, 2020
Dave Read	< 1%	20,000	Jan. 10, 2008	$7.10	Jan. 10, 2018
		100,000	June 1, 2010	$2.45	June 1, 2020
Sinan ALZubaidi	< 1%	5,000	Apr. 4, 2008	$6.20	Apr. 4, 2018

(1)	The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the direct knowledge of the management of the Company and has been furnished by the respective director or officer.
(2)	404,125 of these shares are held by Northland Properties Corporation, a company affiliated with Mr. Gaglardi.

Further information regarding stock options with respect to the directors and officers may be found in the sections above, titled “Outstanding Option-Based Awards for Named Executive Officers” and “Outstanding Awards for Directors.”

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at May 5, 2016, the Company had 2,859,837 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 5, 2016:

(a)

Shareholder	Number of Shares	Percentage of Issued
		Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	14.7%
Global Value Investment Corp.	272,753	9.5%
Salzhauer family	198,294	6.9%
Ralph McRae	176,126	6.2%

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi’s Shares are held by Northland Properties Corporation.

(b)	To the best of the Company's knowledge, there has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.	The Company’s register of 259 members showed that as of May 5, 2016, 1,608,831 of the Company’s common shares, or 56.26%, were held by 219 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

3.	To the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, any foreign government, or by any other natural or legal persons.

4.	To the Company’s knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in “street form”.

B.	Related party transactions.

1.	The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2016 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a)	A company with a director in common with the Company provided consulting service in the amount of $21,000.

b)	A company with a director in common with the Company provided professional service in the amount of $132,000.

c)	A company with a director in common with the Company supplied sales and marketing services in the amount of $5,619.

d)	A company with a director in common with the Company supplied bottling services in the amount of $218,812.

e)	A company with an officer in common with the Company provided consulting service in the amount of $150,000.

f)	A company with a director in common with the Company supplied garbage services in the amount of $1,055.

g)	A company with an officer in common with the Company provided supplies in the amount of $1,273.

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

A-8.

Dividend Distributions

The Company intends to consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.	Significant Changes.

There have been no significant changes since the date of the annual financial statements.

Item 9. – The Offer and Listing

A.	Offer and listing details.

Following is information regarding the price history of the Company’s common shares on the NASDAQ Capital Market, in U.S. dollars.

(a)	For the five most recent full fiscal years:

Period	High $	Low $
March 1, 2015 to Feb. 29, 2016	4.27	1.62
March 1, 2014 to Feb. 28, 2015	5.05	2.83
March 1, 2013 to Feb. 28, 2014	5.83	3.30
March 1, 2012 to Feb. 28, 2013	4.50	3.26
March 1, 2011 to Feb. 29, 2012	4.50	2.04

(b)	For each full financial quarter of the two most recent full fiscal years:

Period	High $	Low $
4th Quarter
Dec. 1, 2015 – Feb. 29, 2016	3.50	1.62
3rd Quarter	3.90	2.88
Sept. 1, 2015 – Nov. 30, 2015
2nd Quarter	4.27	3.21
June 1, 2015 – Aug. 31, 2015
1st Quarter	4.01	2.90
Mar. 1, 2015 – May 31, 2015

Period	High $	Low $
4th Quarter	3.99	2.83
Dec. 1, 2014 – Feb. 28, 2015
3rd Quarter
Sept. 1, 2014 – Nov. 30, 2014	4.31	3.77
2nd Quarter
June 1, 2014 – Aug. 31, 2014	5.05	3.75
1st Quarter
Mar. 1, 2014 – May 31, 2014	4.34	3.88

(c)	For the most recent six months:

Period	High $	Low $
April 1 - 30, 2016
March 1 – 31, 2016	2.56	1.80
February 1 – 29, 2016	2.64	1.62
January 1 – 31, 2016	2.83	1.80
December 1 – 31, 2015	3.50	2.23
November 1 – 30, 2015	3.24	2.88

C.	Markets.

The Company’s common shares have been quoted on the NASDAQ Capital Market (formerly called the NASDAQ Small-cap Market) since August 3, 1993. The ticker symbol is LBIX.

Item 10. – Additional Information

A.	Share capital

This item is not applicable for an Annual Report.

B.	Memorandum and articles of association.

The Notice of Articles relating to the consolidation of the Company’s common shares and the increase in authorized share capital that were filed with the British Columbia Registry Services on February 1, 2010 were filed on a Form 6- K on February 3, 2010.

All other information required by this “Item 10.B” was previously reported to the SEC in the Company’s registration statement on Form F-3, filed on September 24, 2007, and is incorporated by reference.

C.	Material contracts.

Effective January 1, 2015, the Company entered into a new contract with its largest bottling customer. A copy of the contract was filed on SEDAR (Canada) and EDGAR (U.S.A.) on March 17, 2015.

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

Taxation on Capital Gains

Generally, the disposition by a non-resident of shares of a Canadian public corporation is not subject to Canadian income tax, unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident purchaser if the non- resident purchaser used the shares in carrying on a business in Canada, or if the non-resident, together with persons with whom he does not deal at arm’s length, owned 25% or more of the issued shares of any class of the capital stock of the Canadian corporation at any time during the five-year period immediately preceding the disposition.

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

Item 11. – Quantitative and Qualitative Disclosures About Market Risk

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

At February 29, 2016, the Company’s cash balances included $33,000 denominated in U.S. dollars (2015 - $227,000), accounts receivable balances included $65 denominated in U.S. dollars (2015 - $Nil), and the Company’s accounts payable and accrued liabilities balance included $132,200 denominated in U.S. dollars (2015 - $204,600).

As at February 29, 2016, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $35,000 on net earnings for the year. A 5% U.S.-to-Canadian dollar decrease would have a positive impact of similar magnitude.

Item 12. – Description of Securities Other than Equity Securities

This item is not applicable for an Annual Report, except for “Item 12.D.3” and “Item 12.D.4.” The Company does not have securities represented by American Depositary Receipts.

P A R T II

Item 13. – Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	On June 16, 2015, the Company’s shareholders approved a Further Amended and Restated Shareholder Rights Plan Agreement (the "Rights Plan"). A copy of the Rights Plan was filed with the SEC on Form 6-K on July 7, 2015 and is incorporated by reference. The Rights Plan will expire at the termination of the Company's annual general meeting in 2020. The Company has had a shareholders rights plan in place since 1991.

On February 2, 2010, a 5:1 consolidation of the Company’s common shares, also known as a reverse stock split, became effective. Fractional shares were rounded to the nearest whole number. In connection with the share consolidation, the Company increased its authorized number of common shares to 500,000,000 common shares.

The documents relating to the share consolidation were filed with the SEC on a Form 6- K on February 3, 2010 and are incorporated by reference.

B.	There were no material modifications to any class of securities during the fiscal year ended February 29, 2016.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. – Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of February 29, 2016, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is:

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 29, 2016. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is effective as of February 29, 2016.

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

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended February 29, 2016 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. – [Reserved]

Item 16A. – Audit Committee Financial Expert

The Company’s Board of Directors has determined that all three members of its Audit Committee, James Corbett, Darryl Eddy and Stephen Fane, satisfy the requirements of “audit committee financial expert”. All members of the Audit Committee are independent directors. For details on their professional careers, and for further information regarding the Company’s Audit Committee, see “Item 6.A” and “Item 6.C” above.

Item 16B. – Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Company’s directors, officers and employees. A copy of this Code of Ethics was filed with the SEC on June 1, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at Unit 101 - 33 W. 8th Avenue, Vancouver BC Canada V5Y 1M8, or electronically to info@Lbix.com.

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services

a)	Audit Fees – Audit fees billed for the fiscal years ended February 29, 2016 and February 28, 2015 totaled $84,000 and $80,000 respectively.

b)	Audit-Related Fees – No audit-related fees were billed for the fiscal years ended February 29, 2016 and February 28, 2015.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 29, 2016 and February 28, 2015 totaled $16,300 and $17,350 respectively for tax compliance, advice and planning.

d)	All Other Fees – No other fees were billed for the fiscal years ended February 29, 2016 and February 28, 2015.

e)	The Audit Committee approves all audit, audit-related services, tax services and other services provided by BDO Canada LLP. Any services provided by BDO Canada LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement. None of the fees paid to BDO Canada LLP were approved pursuant to the de minimus exception.

Item 16D. – Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

Share Buyback

From the fiscal year ended February 28, 2010 through to February 29, 2016, the Company’s Board of Directors authorized a share repurchase program for the repurchase of up to US$3,500,000 of the Company’s outstanding common shares. A total of 40,705 common shares were purchased during the fiscal year ended February 29, 2016 for a total cost of $176,317 (US$134,279). All shares repurchased in the fiscal year have been returned to treasury.

The following table provides details of the Company’s share repurchases during the fiscal year ended February 29, 2016.

Period	Total	Average Price		Total Number of	Maximum Number
	Number	Paid per Share		Shares Purchased	(or Approximate
	of Shares			as Part of	Dollar Value) of
	Purchased			Publicly	Shares that May Yet
				Announced Plan	Be Purchased Under
				or Program	the Plan or Program
		USD$	CAD$
Month #1
March 1 – 31, 2015	3,756	3.43	4.29	3,756	-
Month #2
April 1 – 30, 2015	nil	n/a	n/a	nil	-
Month #3
May 1 – 31, 2015	nil	n/a	n/a	nil	-
Month #4
June 1 – 30, 2015	nil	n/a	n/a	nil	-

Period	Total	Average Price		Total Number of	Maximum Number
	Number	Paid per Share		Shares Purchased	(or Approximate
	of Shares			as Part of	Dollar Value) of
	Purchased			Publicly	Shares that May Yet
				Announced Plan	Be Purchased Under
				or Program	the Plan or Program
Month #5
July 1 – 31, 2015	17,231	3.80	4.92	17,231	-
Month #6
August 1 – 31, 2015	7,941	3.74	4.90	7,941	-
Month #7
September 1 – 30, 2015	nil	n/a	n/a	nil	-
Month #8
October 1 – 31, 2015	nil	n/a	n/a	nil	-
Month #9
November 1 – 30, 2015	480	2.90	3.87	480	-
Month #10
December 1 – 31, 2015	671	3.07	4.10	671	-
Month #11
January 1 – 31, 2016	6,028	2.07	2.95	6,028	-
Month #12
February 1 – 29, 2016	4,598	2.06	2.84	4,598	-
Total	40,705	3.28	4.31	40,705	US$321,305

(a)	The share repurchase program was originally announced in a news release on September 9, 2009, followed by additional news releases on November 19, 2010, February 15, 2011, April 29, 2011, September 29, 2011, January 12, 2012, June 19, 2012, July 12, 2012 and July 11, 2013.
(b)	The total dollar amount approved for the share repurchase program from September 9, 2009 to February 29, 2016 was US$3,500,000.
(c)	The share repurchase plan does not have an expiration date.

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

Item 16H. – Mine Safety Disclosure

Not applicable.

P A R T III

Item 17. – Financial Statements

Not applicable.

Item 18. – Financial Statements

The following financial statements for the year ended February 29, 2016 are included in this report:

(a)	Balance sheets

(b)	Statements of Comprehensive Income (loss)

(c)	Statements of Cash Flows

(d)	Statements of Changes in Shareholders’ Equity

(e)	Notes to the Consolidated Financial Statements

Leading Brands, Inc.
Consolidated Financial Statements
February 29, 2016 and February 28, 2015
(Expressed in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the accompanying consolidated financial statements of Leading Brands, Inc. which comprise the Consolidated Balance Sheets as at February 29, 2016 and February 28, 2015 and the Consolidated Statements of Comprehensive Income, Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 29, 2016, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Leading Brands, Inc. as at February 29, 2016 and February 28, 2015 and the results of its operations and its cash flows for each of the years in the three-year period ended February 29, 2016, in accordance with United States Generally Accepted Accounting Principles.

/s/ BDO CANADA LLP

Chartered Professional Accountants

Vancouver, Canada
May 12, 2016

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at	Feb. 29, 2016	Feb. 28, 2015

Assets

Current
Cash	$282,819	$1,702,922
Accounts receivable	324,577	303,132
Inventory (Note 2)	968,030	1,316,626
Prepaid expenses and deposits (Note 4)	416,646	289,583
	1,992,072	3,612,263
Property, plant and equipment (Note 3)	8,596,759	9,099,246
Intangible assets (Note 5)	205,620	-
Deferred tax assets (Note 10)	2,480,257	2,043,603
Total Assets	$13,274,708	$14,755,112

Liabilities and Shareholders’ Equity

Liabilities

Current
Accounts payable and accrued liabilities	$1,514,718	$1,561,289
	1,514,718	1,561,289

Lease inducement (Note 6)	22,234	-
Derivative Liability – non-employee stock options (Note 9)	59,990	120,337
	1,596,942	1,681,626
Shareholders’ Equity

Share Capital (Note 7(a))
Authorized 500,000,000 common shares without par value 20,000,000 preferred shares without par value
Issued 2,859,837 common shares (2015 – 2,900,542)	31,946,732	32,401,440
Additional paid-in capital	18,953,663	18,591,391
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(39,800,545)	(38,497,261)
	11,677,766	13,073,486
Total Liabilities and Shareholders’ Equity	$13,274,708	$14,755,112

Approved on behalf of the Board:

_____s/s Ralph McRae___________________________________ Director

_____s/s Stephen K. Fane________________________________ Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Comprehensive Income (loss)
(Expressed in Canadian Dollars)

For the year ended	Feb. 29, 2016	Feb. 28, 2015	Feb. 28, 2014

Gross Sales	$11,513,289	$13,862,437	$15,952,929

Less: Discounts, rebates and slotting fees	(502,085)	(489,473)	(639,461)

Net Sales	11,011,204	13,372,964	15,313,468

Expenses (income)
Cost of sales (excluding depreciation shown separately below)	7,856,351	7,912,307	8,408,558
Selling, general and administrative	4,264,277	4,475,079	4,682,576
Depreciation of property, plant, equipment and intangible asset	705,024	723,610	753,210
Interest	85	1,355	9,474
Foreign exchange loss	9,865	14,220	6,560
Interest income	(4,900)	(11,965)	(7,012)
Change in fair value of derivative liability	(81,317)	(196,428)	39,304
Loss on disposal of assets	1,757	10,239	2,095

	12,751,142	12,928,417	13,894,765

Income (loss) before income tax	(1,739,938)	444,547	1,418,703

Income tax provision (recovery) (Note 10)	(436,654)	108,965	255,408

Net and Comprehensive income (loss)	$(1,303,284)	$335,582	$1,163,295

Earnings (loss) per share
Basic	$(0.45)	$0.11	$0.40
Diluted (Note 7(e))	$(0.45)	$0.04	$0.37

Weighted average common shares outstanding
Basic	2,880,882	2,922,684	2,929,722
Diluted (Note 7(e))	2,880,882	3,192,963	3,246,223

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the year ended	Feb. 29, 2016	Feb. 28, 2015	Feb. 28, 2014

Cash provided by (used in)

Operating activities
Net income (loss)	$(1,303,284)	$335,582	$1,163,295
Items not involving cash
Depreciation of property, plant, equipment and intangible asset	705,024	723,610	753,210
Leasehold inducement	22,234
Loss on disposal of assets	1,757	10,239	2,095
Stock based compensation (Note 8)	104,850	48,806	54,471
Change in derivative liability (Note 9)	(81,317)	(196,428)	39,304
Deferred income tax provision (recovery)	(436,654)	108,964	255,408
Changes in non-cash operating working capital
Accounts receivable, net	(21,445)	196,205	255,067
Inventory, net	348,596	(730,113)	493,077
Prepaid expenses and other assets	(127,063)	(115,742)	133,316
Accounts payable	(46,571)	(400,130)	40,394
	(833,873)	(19,007)	3,189,637

Investing activities
Purchase of property, plant and equipment	(200,221)	(525,182)	(565,015)
Purchase of intangible asset	(210,892)	-	-
Proceeds on disposal of assets	1,199	26,887	-
	(409,914)	(498,295)	(565,015)

Financing activities
Repurchase of common shares	(176,316)	(175,094)	(224,992)
Proceeds from issuance of common shares	-	76,561	84,596
Repayment of long-term debt	-	(75,027)	(143,347)
	(176,316)	(173,560)	(283,743)

Increase (Decrease) in cash and cash equivalents	(1,420,103)	(690,862)	2,340,879

Effect of exchange rates on cash	-	-	(447)

Cash and cash equivalents, beginning of year	1,702,922	2,393,784	53,352

Cash and cash equivalents, end of year	$282,819	$1,702,922	$2,393,784

Supplementary disclosure of cash flow information
Cash paid (received) during the year
Interest received	$(4,900)	$(11,965)	$(7,012)
Interest paid	85	1,346	9,474
Income taxes	-	-	-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Common Stock			Additional			Total
			Treasury	Paid-In		Accum.	Shareholders’
	Shares	Amount	Stock	Capital	AOCI	Deficit	Equity
Balance at February 28, 2013	2,930,481	$33,096,167	$-	$18,064,886	$577,916	$(39,996,138)	$11,742,831
Net income						1,163,295	1,163,295
Exercise of stock options	30,864	160,158		(75,562)			84,596
Shares repurchased under provisions of the share repurchase plan			(542,955)	317,963			(224,992)
Shares cancelled	(48,348)	(542,955)	542,955				-
Stock based compensation expense (Note 8)				54,471			54,471
Balance at February 28, 2014	2,912,997	$32,713,370	$-	$18,361,758	$577,916	$(38,832,843)	$12,820,201
Net income						335,582	335,582
Exercise of stock options	28,553	146,199		(69,638)			76,561
Shares repurchased under provisions of the share repurchase plan			(458,129)	283,035			(175,094)
Shares cancelled	(41,008)	(458,129)	458,129				-
Stock based compensation expense (Note 8)				16,236			16,236
Balance at February 28, 2015	2,900,542	$32,401,440	$-	$18,591,391	$577,916	$(38,497,261)	$13,073,486
Net income (loss)						(1,303,284)	(1,303,284)
Exercise of stock options				-			-
Shares repurchased under provisions of the share repurchase plan			(454,708)	278,392			(176,316)
Shares cancelled	(40,705)	(454,708)	454,708				-
Stock based compensation expense (Note 8)				83,880			83,880
Balance at February 29, 2016	2,859,837	$31,946,732	$-	$18,953,663	$577,916	$(39,800,545)	$11,677,766

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

On an ongoing basis, the Company evaluates its estimates, including those related to inventories, trade receivables, useful lives of property, plant and equipment, capitalization of intangible assets, the useful lives of intangible assets, income taxes, and stock-based compensation, among others. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write- off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $Nil and $36,329 as of February 29, 2016 and February 28, 2015, respectively, are netted against accounts receivable.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Accounts	Allowances for Doubtful Accounts	2016	2015	2014
Receivable	Balance at beginning of year	$36,329	$51,579	$124,672
(continued)	Bad debt provision	-	-	-
	Write-off of receivables	(36,329)	(15,250)	(73,093)
	Balance at end of year	$-	$36,329	$51,579

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

Property, plant and equipment	Property, plant and equipment are recorded at cost and are amortized using the declining- balance method at annual rates as follows:

Plant and equipment	7% - 20%
Buildings	5%
Automotive equipment	20%
Land improvements	8%
Furniture, fixtures, computer hardware and software	20%

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

Intangible Assets	Licenses and patents are recorded at cost and are amortized over their expected useful life of ten years.

Management reviews intangible assets for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. If required an undiscounted operating cash flow analysis is completed to determine if impairment exists. When testing for impairment of assets held for use, assets and liabilities are grouped at the lowest level for which cash flows are separately identifiable. If impairment is determined to exist, the loss is calculated based on estimated fair value.

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

Advertising Costs

Advertising costs, which also include samples, trade show, product demo, media promotion costs are expensed as incurred. During the years ended February 29 2016, February 28, 2015 and February 28, 2014, the Company incurred advertising costs of $603,502, $553,187 and $509,433, respectively.

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

Changes in fair value of options granted to non- employees that are accounted for as liabilities are recognized as stock compensation until fully vested, and after that time as change in fair value.

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

Income Tax (continued)

Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management has determined certain of these deferred tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance (Note 10). No reserves for an uncertain tax position have been recorded for the years ended February 29, 2016 or February 28, 2015.

Comprehensive Income (loss)	Comprehensive income (loss) includes both net earnings and other comprehensive income which are presented in a single continuous statement.

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

Level 2 - observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company had certain financial liabilities required to be recorded at fair value on a recurring basis in accordance with US GAAP. As at February 29, 2016 and February 28, 2015, the derivative liability on non- employee stock options is a financial liability classified for Level 3 fair value measurement. See Note 14 for more information.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update No. 2014- 09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede existing revenue recognition guidance under generally accepted accounting principles in the United States, or GAAP. The core principle of ASU 2014- 09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Recent Accounting Pronouncements (continued)

ASU 2014-09 defines a five steps process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014- 09 is effective for the fiscal and interim reporting periods beginning after December 15, 2016 using either of two methods: (i) retrospective to each prior reporting period presented within the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014- 09. In August 2015, ASU 2015- 14 was issued which delayed the effective date to reporting periods beginning after December 15, 2017. We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements.

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

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory” (“ASU 2015-11”). Under ASU 2015-11, inventory will be measured at the “lower of cost and net realizable value” and options that currently exist for “market value” will be eliminated. ASU 2015-11 defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted and should be applied prospectively. Management is evaluating the provisions of this statement, including which period to adopt, and has not determined what impact the adoption of ASU 2015-11 will have on the Company's financial position or results of operations.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-2), Leases, which supersedes ASC Topic 840, Leases. ASU 2016-2 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than twelve months to its balance sheets. ASU 2016-2 also expands the required quantitative and qualitative disclosures surrounding leases. ASU 2016-2 is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company has not determined the impact the adoption of ASU 2016 -2 will have on its consolidated financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

In March 2016, the FASB issued authoritative guidance under ASU 2016-09, Compensation-Stock Compensation (Topic 718) “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 provides for simplification of several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016. The Company is currently evaluating the potential impact of adoption of this standard on its consolidated financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

2.	Inventory

	2016	2015
Finished goods, net	$304,453	$410,193
Raw materials	663,577	906,433
	$968,030	$1,316,626

The ending balance above includes a total inventory obsolescence provision of $39,870 as at February 29, 2016 (2015 - $114,744).

Inventory Obsolescence Provision	2016	2015	2014

Balance at beginning of year	$114,744	$100,058	$129,106
Obsolescence provision	75,000	45,000	156,000
Write-off of inventory	(149,874)	(30,314)	(185,048)
Balance at end of year	$39,870	$114,744	$100,058

3.	Property, Plant and Equipment

	2016
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,262,932	$9,608,770	$6,654,162
Buildings	1,950,446	1,307,391	643,055
Automotive equipment	286,252	158,665	127,587
Land	433,613	-	433,613
Land improvements	1,861	1,367	494
Leasehold improvements	791,902	349,363	442,539
Furniture and fixtures	688,314	613,570	74,744
Computer hardware and software	2,339,906	2,119,341	220,565
	$22,755,226	$14,158,467	$8,596,759

	2015
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,309,134	$9,234,551	$7,074,583
Buildings	1,950,446	1,273,546	676,900
Automotive equipment	286,252	126,751	159,501
Land	433,613	-	433,613
Land improvements	1,861	1,324	537
Leasehold improvements	695,182	291,317	403,865
Furniture and fixtures	687,260	594,929	92,331
Computer hardware and software	2,324,461	2,066,545	257,916
	$22,688,209	$13,588,963	$9,099,246

Property, plant and equipment includes equipment acquired under capital leases with an initial cost of $2,687,820 (2015 - $2,687,820). Accumulated amortization of assets acquired under capital leases is $1,251,634 (2015 - $1,143,534). No impairment of property, plant, and equipment was recognized in the year ended February 29, 2016 (2015 - nil).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

4.	Prepaid Expenses and Deposits

	2016	2015
Slotting fees	$146,918	$53,208
Insurance premiums	84,338	79,877
Rental deposits and other	185,390	156,498
	$416,646	$289,583

5.	Intangible Assets

	2016
	Cost	Amortization	Net

Brand Licence and Patent	$210,892	$5,272	$205,620

Amortization expense related to intangible assets, net is estimated to be approximately $21,000 in each of the next 10 years.

6.	Lease Inducement

On March 26, 2015 the Company entered into a lease agreement commencing September 26, 2015, and expiring September 25, 2020 with free occupation from September 26, 2015 to October 25, 2015. The rent expense includes the allocation of rental payments from the start date of the lease to commencement on a straight line basis up to February 29, 2016.

7.	Shareholders’ Equity

a)	Share capital	Number of Authorized Shares

		2016
	Common shares without par value	500,000,000

	Preferred shares without par value	9,999,900
	Series “A” preferred shares	1,000,000
	Series “B” preferred shares	100
	Series “C” preferred shares	1,000,000
	Series “D” preferred shares	4,000,000
	Series “E” preferred shares	4,000,000
		20,000,000

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

a)	Share capital (continued)

There are no preferred shares outstanding as at February 29, 2016 (2015 - Nil).

In the year ended February 29, 2016, the Company repurchased and cancelled 40,705 of its issued and outstanding shares in the amount of $176,316. Since the average issue price of cancelled common shares at the time of repurchase was $11.17, share capital has been reduced by $454,708 and additional paid-in capital has been increased by $278,392.

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

On August 26, 2003, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price. At the Annual General Meeting on June 30, 2010, shareholders approved the updating and five-year extension of the Company’s Shareholder Protection Rights Plan to 2015. At the Annual General Meeting in June 2015, shareholders approved an updated and five-year extension of the Company’s Shareholder Protection Rights Plan to 2020.

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

At February 29, 2016, stock options were outstanding and exercisable as follows:

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life (Years)	Price (USD)	Exercisable	Price (USD)
$2.45 to $2.99	642,000	4.14	2.45	642,000	2.45
$3.00 to $3.99	192,000	3.59	3.26	192,000	3.26
$4.00 to $24.65	46,000	1.83	9.47	46,000	9.47

	880,000			880,000

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

c)	Stock options(continued)

A summary of the Company’s stock option activity is as follows:

		Weighted Average
	Outstanding	Exercise Price
	Options	(USD)
Options outstanding as at February 28, 2013	954,433	3.04
Granted	-	-
Expired	-	-
Exercised	(30,864)	2.64
Options outstanding as at February 28, 2014	923,569	3.06
Granted	-	-
Expired	(36,249)	5.12
Exercised	(28,553)	2.52
Cancelled	(2,000)	6.20
Options outstanding as at February 28, 2015	856,767	2.98
Granted	25,000	3.69
Expired	(1,767)	5.35
Exercised
Cancelled
Options exercisable, February 29, 2016	880,000	2.99
Options vested and expected to vest	880,000	2.99

The aggregate intrinsic value of stock options exercised during the year ended February 29, 2016 was $Nil USD (2015 - $45,158, 2014 - $38,372).

The aggregate intrinsic value of stock options outstanding as at February 29, 2016 was $Nil USD (2015 - $606,060, 2014 - $1,197,000).

The aggregate intrinsic value of stock options exercisable as at February 29, 2016 was $Nil USD (2015 - $606,060, 2014 - $1,193,000).

As of February 29, 2016, the Company has Nil (2015 – Nil) non-vested stock options.

As of February 29, 2016, there was $Nil of total unrecognized compensation cost related to non-vested stock options (2015 – Nil).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

d)	Warrants

A summary of the Company’s warrant activity and related information for the year ended February 29, 2016 is as follows:

Weighted Average
	Outstanding	Exercise
	Warrants	Price (USD)
Warrants outstanding February 28, 2014	-	-
Granted (Notes 8 and 9) (1)	25,000	3.40
Exercised	-	-
Expired	-	-
Warrants outstanding at February 28, 2015 and February 29, 2016	25,000	3.40

(1)	The warrants are exercisable until January 26, 2018

e)	Earnings (loss) per common share

For the years ended February 29, 2016, February 28, 2015, and February 28, 2014, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 905,000, 72,767, and 83,600 respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

	2016	2015	2014

Weighted average shares – Basic EPS	2,880,882	2,922,684	2,929,722
Plus: incremental shares from assumed exercise of stock options	-	270,279	316,501
Weighted average shares – diluted EPS	2,880,882	3,192,963	3,246,223

	2016	2015	2014

Net income (loss)	$(1,303,284)	$335,582	$1,163,295
(Gain)/Loss from change in fair value of dilutive stock options	-	(196,428)	39,304
Adjusted net income	(1,303,284)	139,154	1,202,599
Earnings (loss) per share, basic	$(0.45)	$0.11	$0.40
Earnings (loss) per share, diluted	$(0.45)	$0.04	$0.37

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

8.	Stock-Based Compensation

The weighted average date-of-grant fair value of the options granted during the year ended February 29, 2016 was $3.29 USD per option. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2016	2015	2014

Risk-free rate	1.45%	-	-
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	99%	-	-
Weighted average expected life of the options (months)	120	-	-

On January 26, 2015 the Company entered into a consulting agreement where the Company is committed to issue 25,000 warrants, with an exercise price of US$3.40 and an expiry date of January 26, 2018. The warrants had a grant date fair value of $32,570 (Note 9). As at February 28, 2015, the warrants had been earned, and are included in the outstanding warrants table in Note 7(d).

In connection with the vesting of certain employees’, officers’ and directors’ stock options, and warrants for the year ended February 29, 2016, the Company has recorded stock option compensation of $83,880 (2015 - $16,236; 2014 - $54,471) which was credited to additional paid-in capital and expensed in selling, general and administrative expenses in the year.

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

The non-employee share purchase option and warrant liabilities are accounted for at their respective fair values and are summarized as follows:

	2016	2015	2014
Derivative liability, opening balance	$120,337	$284,195	$244,891
Warrants issued during the year	-	32,570	-
Options issued during the year	20,970	-	-
Change in fair value of options and warrants	(81,317)	(196,428)	39,304
Derivative liability, closing balance	$59,990	$120,337	$284,195

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

9.	Derivative Liability (continued)

An estimate for the fair value of non-employee stock options and warrants is determined through use of the Black-Scholes Model. Assumptions applied by management as at February 29, 2016 were as follows: (1) weighted average risk-free rate of 0.69% (2015 – 0.69%; 2014 – 2.01%); (2) weighted average dividend yield of nil (2015 – nil; 2014 – nil); (3) a weighted average expected volatility of 59.9% (2015 – 58.6%; 2014 – 111.6%); (4) a weighted average expected life of 38 months (2015 - 43 months; 2014 – 75 months); and (5) a weighted average exercise price of $2.91 USD. These options have been included in the stock options data presented in Note 7(c).

As at February 29, 2016 the warrants granted to consultants had not been issued.

The exercise of non-employee options and warrants will result in a reduction of the derivative liability.

10.	Income Tax

Earnings before income taxes and the provision for income taxes consisted of the following for the years ended February 29, 2016, February 28, 2015, and February 28, 2014:

	2016	2015	2014

Earnings (loss) before income taxes:
Canada	$(1,739,938)	$461,075	$1,441,059
United States	-	(16,528)	(22,356)
Total	(1,739,938)	$444,547	$1,418,703

Provision for income taxes:
Current	$-	$-	$-
Deferred, Canada	(436,654)	108,965	255,408
Deferred, United States	-	-	-
Total	$(436,654)	$108,965	$255,408

Income tax computed at statutory tax rates reconciles to the income tax provision, using a 26% (2015 – 26%, 2014 – 25.75%) statutory tax rate, as follows:

	2016	2015	2014
Tax at statutory rates at CDN rates	$(452,384)	$115,582	$367,903
Foreign loss taxed at US rates	-	(4,297)	(3,360)
Effect of foreign exchange on loss carry-forwards	(704,281)	(174,257)	(236,464)
Non-deductible expenses (revenue)	7,352	(37,861)	26,232
Expiry of loss carry-forwards	-	-	-
Other items, net	-	42,380	(156,542)
Change in valuation allowance	712,659	167,418	257,639
Income tax provision for year	$(436,654)	$108,965	$255,408

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

10.	Income Tax (continued)

Effective July 1, 2013, the British Columbia provincial rate increased from 10.00% to 11.00%. The tax rate for the Federal corporate tax remained the same at 15.00%.

As at February 29, 2016, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $6.6 million which can be applied against future earnings in Canada and $10.8 million in the United States. The net operating loss carry forward amounts commence to expire in 2026 through 2036.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2016	2015

Operating and other losses carried forward	$6,127,452	$5,168,877
Property, plant and equipment	809,380	612,706
Trademark and deferred costs	112,245	114,965
Un-realized foreign exchange loss	-	(801)
Financing costs	-	4,017
Total deferred tax assets	7,049,077	5,899,764
Valuation allowance	(4,568,820)	(3,856,161)

Net deferred tax assets	$2,480,257	$2,043,603

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of tax assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

The tax years that remain open to examination by the tax authorities are generally 2011-2016. The net operating losses from prior years are subject to adjustment under examination to the extent they remain unutilized in an open year.

There are no uncertain tax positions to recognize at February 29, 2016 and February 28, 2015.

The valuation allowance represents tax losses and deferred income tax assets from inactive United States subsidiaries, with a tax rate of 37%, totaling $4,365,475; and inactive Canadian subsidiaries, with a tax rate of 26%, totaling $203,346.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

11.	Commitments

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

2017	$510,121
2018	515,941
2019	521,761
2020	534,877
2021	366,297
and thereafter	251,064

Total future minimum payments	$2,700,061

During the years ended February 29, 2016, February 28, 2015 and February 28, 2014, the Company incurred rental expenses of $705,765, $750,879, and $723,437 respectively.

The Company has committed to certain purchase obligations as follows:

2017	$153,924
2018	15,267
2019	19,957
2020	19,635
2021	9,818
and thereafter	-

Total future minimum payments	$218,601

12.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

13.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2016	2015	2014

i)	Incurred consulting fees with a company related by a director in common	$21,000	$84,000	$84,000
ii)	Incurred professional service fees with a company related by a director in common	$132,000	$528,000	$528,000
iii)	Incurred marketing consulting services with a company related by a director in common	$5,619	$124,225	$80,900
iv)	Incurred bottling services from a company related by a director in common	$218,812	$183,186	$111,519
v)	Incurred consulting fees with a company related by an officer in common	$150,000	$150,000	$150,000
vi)	Incurred services from a company related by a director in common	$1,055	$-	$-
vii)	Purchased supplies from a company related by a director in common	$1,273	$15,026	$-

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

14.	Fair Value of Financial Instruments

The Company’s financial assets and financial liabilities as at February 29, 2016, measured at fair value on a recurring basis are summarized below:

	Quoted	Significant	Significant	Balance,
	Prices in	Observable	Unobservable	February 29,
	Active Market	Inputs	Inputs	2016
	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$282,819	$-	$-	$282,819
Derivative liability	-	-	(59,990)	(59,990)
	$282,819	$-	$(59,990)	$222,829

The Company’s financial assets and financial liabilities as at February 28, 2015, measured at fair value on a recurring basis are summarized below:

	Quoted	Significant	Significant	Balance,
	Prices in	Observable	Unobservable	February 28,
	Active Market	Inputs	Inputs	2015
	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$1,702,922	$-	$-	$1,702,922
Derivative liability	-	-	(120,337)	(120,337)

	$1,702,922	$-	$(120,337)	$1,582,585

The fair value of cash and cash equivalents approximates its carrying value.

The fair value of the derivative liability for non-employee stock options is determined through use of the Black-Scholes model (Note 9).

15.	Bank Line of Credit

The Company has an operating bank line with a credit limit of $3,500,000 (2015 - $3,500,000) subject to the availability of eligible collateral. As at February 29, 2016, $315,700 (2015 - $613,400) of the facility was available, due to a limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% (2015 - 1.00% to 1.50%). The operating line is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company. The credit facility contains four financial covenants. The bank line is subject to an annual review process.

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

During the year ended February 29, 2016, the Company’s ten largest customers comprised approximately 96% (2015 - 95%; 2014 - 96%) of revenue and no one customer comprised more than 84% (2015 - 90%; 2014 - 90%) of revenue. As at February 29, 2016 and February 28, 2015, one customer comprised more than 10% of trade receivables.

Item 19. – Exhibits

Exhibit No.	Description

1.1	Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

4.1	Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 7, 2015.

4.2	Master Agreement for Contract Manufacturing and Packaging Services entered into by North American Bottling Division of Leading Brands of Canada, Inc., a wholly-owned subsidiary of the Company, made effective as of January 1, 2015, incorporated by reference as Exhibit 99.1 to the Form 6- K filed with the Securities Exchange Commission on March 18, 2015.

8.1*	Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 12, 2016

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

4.1	Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 7, 2015.

4.2	Master Agreement for Contract Manufacturing and Packaging Services entered into by North American Bottling Division of Leading Brands of Canada, Inc., a wholly-owned subsidiary of the Company, made effective as of January 1, 2015, incorporated by reference as Exhibit 99.1 to the Form 6- K filed with the Securities Exchange Commission on March 18, 2015.

8.1*	Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm

*Filed herewith