Form 20-F
period 2017-02-28
LEADING BRANDS INC
filed 2017-05-30
CIK 884247

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2017

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

As of February 28, 2017, Leading Brands, Inc. had 2,802,412 Common Shares, without par value, outstanding.

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

Yes [ X ]           No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ X ]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. [ ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Forward-Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments. The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

♦	business objectives, goals and strategic plans;
♦	operating strategies;
♦	expected future revenues, earnings and margins;
♦	reliance upon limited customers for a preponderance of our revenue;
♦	anticipated operating, selling and general and administrative costs;
♦	availability of raw materials, including water, sugar, cardboard , closures and flavoring;
♦	effects of seasonality on demand for our products;
♦	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
♦

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2018;

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

	FISCAL YEAR ENDED Feb. 28, 2017	FISCAL YEAR ENDED Feb. 29, 2016	FISCAL YEAR ENDED Feb. 28, 2015	FISCAL YEAR ENDED Feb. 28, 2014	FISCAL YEAR ENDED Feb. 28, 2013
Net sales / revenue from continuing operations	$1,212,529	$794,541	$523,833	$428,913	$627,714
Net loss from continuing operations	($3,103,321)	($3,919,581)	($3,834,724)	($4,046,094)	($4,129,691)
Net income (loss) from discontinued operations	($3,406,368)	$2,616,297	$4,170,306	$ 5,209,389	$4,720,995
Net income (loss)	($6,509,689)	($1,303,284)	$335,582	$1,163,295	$591,304
Earnings (loss) per share, basic – continuing operations	($1.10)	($1.36)	($1.31)	($1.38)	($1.37)
Earnings (loss) per share, basic – discontinued operations	($1.21)	$0.91	$1.42	$1.78	$1.57
Earnings (loss) per share, diluted - continuing operations	($1.10)	($1.36)	$(1.26)	($1.25)	($1.25)
Earnings (loss) per share, diluted - discontinued operations	($1.21)	$0.91	$1.30	$1.62	$1.42
Total assets	$5,979,686	$13,274,708	$14,755,112	$15,140,842	$14,127,121
Net assets	$5,028,288	$11,677,766	$13,073,486	$12,820,201	$11,742,831
Share Capital	$31,305,247	$31,946,732	$32,401,440	$32,713,370	$33,096,167
Long-term debt	NIL	NIL	NIL	NIL	$75,027
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average common shares outstanding basic and diluted	Basic: 2,820,647 Diluted: 2,820,647	Basic: 2,880,882 Diluted: 2,880,882	Basic: 2,922,684 Diluted: 3,192,963	Basic: 2,929,722 Diluted: 3,246,223	Basic: 3,012,647 Diluted: 3,314,762

3.	Exchange Rates

Exchange Rate – May 1, 2017: 1.3660

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	Apr. 1-30, 2017	Mar. 1-31, 2017	Feb. 1-28, 2017	Jan. 1-31, 2017	Dec. 1-31, 2016	Nov. 1-30, 2016
High	1.3662	1.3508	1.3281	1.3433	1.3555	1.3551
Low	1.3275	1.3299	1.3020	1.3012	1.3133	1.3305

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Mar. 1, 2016 to Feb. 28, 2017	Mar. 1, 2015 to Feb. 29, 2016	Mar. 1, 2014 to Feb. 28, 2015	Mar. 1, 2013 to Feb. 28, 2014	Mar. 1, 2012 to Feb. 28, 2013
Average	1.3109	1.3058	1.1255	1.0462	0.9988

B.	Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.	Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.	Risk factors.

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

The Company’s beverage business is seasonal and fixed costs can result in operating losses in colder Fall and Winter months.

Increases in costs and/or shortages of raw materials and/or ingredients could harm our business.

The principal raw materials used by us are plastic bottles and other packaging materials, the costs of which are subject to fluctuations. We are uncertain whether the prices of any of the above or any other raw materials or ingredients may rise in the future. We are unsure whether we will be able to pass any of such increases on to our customers. We generally do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. In addition, some of these raw materials are available from a limited number of suppliers. An increase in these costs or a loss of a supplier and/or materials could have a material adverse effect on the Company.

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

Leading Brands competes, to some degree, with other larger companies in the beverage industry. Some of these competitors have substantially greater marketing, cash, distribution, production, technical and other resources than the Company. We cannot assure you that such competition will not intensify in the future, which could materially and adversely affect our financial condition and operations.

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

Our common share price has experienced significant price volatility, with closing trading prices on the NASDAQ Capital Market ranging from a low of US$1.31 to a high of US$5.83 during the five year period from March 1, 2012 to February 28, 2017. During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of our common shares. The Company has had periods where the bid price of the Company’s common shares closed below US$1.00 per share, and therefore there is a risk that the Company will not continue to meet the minimum requirement for continued listing under NASDAQ’s Marketplace Rule 5550(a)(2).

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on the price of our common shares.

Our common shares are traded on the NASDAQ Capital Market under the symbol “LBIX.” As of February 28, 2017, there were 2,802,412 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

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

If more than 50% of the voting power of all of our classes of shares or total value of our shares is owned, directly or indirectly, by citizens or residents of the United States, U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (“U.S. Shareholders”), each of which owns 10% or more of the total combined voting power of all of our classes of shares (“10% U.S. Shareholders”), we could be treated as a “controlled foreign corporation,” as such term is defined under Subpart F of the Code. This classification would affect many complex results, including the required inclusion by such U.S. Shareholders in income of their pro rata shares of our “Subpart F income” (as specifically defined by the Code), if any, and the requirement that 10% U.S. Shareholders comply with certain additional U.S. tax reporting obligations. While we do believe that we are a controlled foreign corporation, we have not made a determination as to whether we are a controlled foreign corporation under the Code, and cannot give any assurance that we would not be determined to be a controlled foreign corporation under the Code now or in the future.

Even if we are not a controlled foreign corporation, we could be treated as a “passive foreign investment company” under the Code, depending upon the nature of our income and assets and those of our subsidiaries. Such a status would affect many complex results to our U.S. Shareholders, including those who own less than 10% of the total combined voting power of our outstanding shares. These results might include imposition of higher rates of tax on certain dividends and on gains from sale of our shares than would otherwise apply. While we do not believe that we are a passive foreign investment company nor ever have been, we have not made a determination as to whether we are or have ever been a passive foreign investment company and so cannot give any assurance in this regard, whether now or in the future.

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

33 W. 8th Avenue – Unit 101
Vancouver BC
Canada V5Y 1M8
Tel: 604-685-5200

4.

During the period since the beginning of the last fiscal year to May 1, 2017 there have been no material reclassifications, mergers or consolidations of the Company or any of its subsidiaries, other than the sale of the Company’s Edmonton, Alberta bottling plant.

Effective December 31, 2016, the Company’s contract with its largest bottling customer expired and, as a result of the Company exiting the co-packing business, the Company sold its Edmonton bottling plant, land and building as of February 1, 2017 (reference is made to Item 4, Section B.2. of this Form 20 -F).

5.

The Company expended $10,449 on the purchase of property, plant and equipment in the fiscal year ended February 28, 2017, of which $8,039 was for bottling equipment, and $2,410 was for office equipment, computers and software. On February 1, 2017 the Company sold its Edmonton bottling plant for $4,687,900. The Company subsequently sold the bottling and related equipment at the plant and neighbouring warehouse for $602,723, in aggregate.

The Company expended $200,221 on the purchase of property, plant and equipment in the fiscal year ended February 29, 2016, of which $46,576 was for bottling equipment, $96,720 was for leasehold improvements, $40,426 was for coolers, and $16,499 was for office equipment, computers and software.

The Company expended $525,182 on the purchase of property, plant and equipment in the fiscal year ended February 28, 2015, of which $433,404 was for bottling equipment, and $91,778 was for office equipment, computers and software.

6.	Capital expenditures that are planned for the fiscal year ending February 28, 2018 are in Canada and will be funded with cash on hand.

7.

There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

B.	Business overview.

1.

The Company and its subsidiaries are engaged in beverage distribution, sales, merchandising, brand development and brand management of beverage products with customers across Canada, the western United States, and Asia.

In the fiscal year ended February 28, 2017, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company’s beverage business in Canada, and Neurogenesis Inc. (formerly Blue Beverage Company, Inc.) was the principal sales subsidiary in the United States.

2.	Beverage Bottling, Distribution and Sales and Marketing

Bottling Plant. Until February 1, 2017, the Company operated a 50,000 square foot bottling plant in Edmonton, Alberta. The Company bottled juices and new age beverages for a “co-pack customer” (as defined below) and the Company’s own branded products.

The Company provided beverage packaging (“co-pack”) services to a major branded beverage company. “Co-pack” customers own their brands, and handle the distribution of the product to market. The Company simply “co-packs” or makes the product at the customers’ request. The Company charges a “co -pack fee” that equates to the packaging service provided and also bills for any materials not supplied by the customer.

The Company’s goal for beverage operations during the coming year is to expand the distribution of the Company’s branded product lines .

Distribution. The Company’s sales and distribution system utilizes a regional warehouse distribution center located in Greater Vancouver, British Columbia. In addition, there are third party distribution centers in, Metro Toronto and the State of Washington. The sales and distribution system distributes a variety of bottled and packaged water products to retail, wholesale and distribution outlets. As a market of approximately 34,000,000 people, covering more than 2,000,000 square miles, the Company believes that it is more cost effective for the Company to use a network of distributors to assist in the distribution of its products in Canada.

Sales and Marketing. The Company believes it differentiates itself in the marketplace with its customer service and product innovation. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers’ beverage inventory.

The Company has a sales and marketing team and outside broker network that covers most of Canada and the western United States. In Asia, the Company employs country-specific distributors that are familiar with their particular markets. Through its distribution network, broker network and the Company’s sales team, the Company maintains contact with its customers and provides the sales and merchandising services necessary to ensure proper presentation of the Company’s brands on store shelves and to assure appropriate ordering and pull-through of the Company’s products.

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

Other Business Overview Information

Substantially all of the Company’s operations, assets and employees are located in Canada. In the year ended February 28, 2017, net export sales were less than 10% of the Company’s net revenues.

3.	Demand for the Company’s beverage products is somewhat seasonal, with the warmer months producing more demand than the cooler months.

4.

Sourcing and pricing of raw materials for the Company’s branded and private label products are the risk and responsibility of the Company. Sourcing and pricing of raw materials used in co- packing were generally the responsibility of the Company’s former co-pack customer.

Raw materials used in the water packaging and distribution business consist primarily of bottles, closures, cardboard and spring water.

♦

Bottles are generally purchased in the United States, but there is a polyethylene teraphalate (“PET”) bottle supplier in Canada from whom the Company occasionally purchases bottles. PET pricing is affected by changing oil prices.

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

6.

Currently, no material portion of the Company’s business is dependent on a single or connected group of patents or licenses, industrial, commercial or financial contracts or new manufacturing processes. Prior to the expiration of the co- pack bottling contract on December 31, 2016, the Company's business was significantly dependent on the co-pack customer and contract.

7.	The Company makes no statements concerning its competitive position.

8.

The Company is subject to regulations of the Canadian Food Inspection Agency, Health Canada and Natural Health Product Directorate, as well as the U.S. Food and Drug Administration, with regard to ingredients and labeling of the Company’s products.

The Company is also subject to compliance with the Canada Border Services Agency and the United States Department of Homeland Security, Customs and Border Protection, for border security and customs functions related to the cross-border movement of raw materials and finished goods.

C.	Organizational structure.

Following is a list of the Company’s significant subsidiaries as of February 28, 2017:

♦	Leading Brands of Canada, Inc. (“LBCI”):

-	incorporated provincially in Alberta, Canada;
-	100% owned by Leading Brands, Inc.;
-	is the Company’s principal operating subsidiary in Canada; and

♦	LBI Brands, Inc.:

-	incorporated provincially in British Columbia, Canada;
-	100% owned by Leading Brands, Inc.; and
-	owns certain of the Company’s proprietary brands, trademarks and other intellectual property.

♦	Neurogenesis Inc.:

-	incorporated federally in Canada;
-	100% owned by Leading Brands, Inc.; and
-	operating company for the Happy Water brand.

♦	Neurogenesis Inc.:

-	incorporated in Nevada, USA;
-	100% owned by Leading Brands, Inc.; and
-	is the Company’s principal operating subsidiary in the United States.

D.	Property, plant and equipment.

The Company’s head office is located at Unit 101 – 33 W. 8th Avenue, Vancouver BC Canada. The space occupies 6,955 square feet and is leased until February 2023.

The Company bottles Happy Water® at a co-packing facility at 19500 – 56th Avenue, Surrey, B.C. Canada.

Until February 1, 2017, the Company owned and operated a 50,000 square foot bottling plant in Edmonton, Alberta. The Company sold the plant on February 1, 2017. The Company also terminated a property lease in Edmonton, Alberta on March 23, 2017 that was used as a regional warehouse and distribution centre.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review and Prospects

A.	Operating results.

Introduction

Leading Brands and its subsidiaries are involved in the development, marketing and distribution of the Company’s beverage brands.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include premium spring waters. The Company uses the services of a third party bottler to meet its objectives. Until February 1, 2017, the Company owned a bottling plant that provided bottling services for the Company’s own products and for external customers, as requested.

Overall Performance – Continuing operations

The major developments during the year ended February 28, 2017 included:

The Company saw its net loss of $1,303,284 for the fiscal year ended February 29, 2016 on $1.2 million in gross sales increase to a net loss of $6,509,689 in the fiscal year-ended February 28, 2017 on $1.7 million in gross sales, principally due to eliminated deferred tax asset of $2,480,257 and discontinuation of co-packing operations.

Sales

Revenue		Fiscal Year ended		Fiscal Year ended		Change
		February 28, 2017		February 29, 2016

Gross Revenue		$1,717,521		$1,194,796		$522,725

Discounts, Allowances and Rebates	$	(504,992)	$	(400,255)	$	(104,737)
Net Revenue		$1,212,529		$794,541		$417,988

Gross sales for the fiscal year ended February 28, 2017 were $1,717,521 compared to $1,194,796 for the previous fiscal year, representing an increase of 43.8% . This increase of $522,725 in gross sales for the year ended February 28, 2017 was due to an increase in the sales of Happy Water®.

Discounts, rebates and slotting fees for the fiscal year ended February 28, 2017 increased $104,737 compared to the prior fiscal year.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 28, 2017	February 29, 2016
Cost of Sales	$1,349,734	$946,909	$402,825

Cost of sales, excluding depreciation of $207,993 (2016: $229,347), for the fiscal year ended February 28, 2017 was $1,349,734 compared to $946,909 for the previous fiscal year, representing an increase of 42.5% ..

Margin		Fiscal Year ended		Fiscal Year ended		Change
		February 28, 2017		February 29, 2016
Margin	$	(137,205)		$(152,368)		$15,163
Margin Percentage		(11.3%	)	(19.2%	)	7.9%

Margin for the fiscal year ended February 28, 2017 was ($137,205) compared to ($152,368) for the previous fiscal year, representing an increase in margin as a percentage of net sales of 7.9% . The increase in margin percentage for the fiscal year ended February 28, 2017 was due to significant new listing fees and promotions for Happy Water® in the prior fiscal year.

Selling, General and Administrative Expenses

For the fiscal year ended February 28, 2017, selling, general and administrative expenses decreased $558,279 from $ 3,612,461 in the fiscal year ended February 29, 2016 to $ 3,054,182 in the year ended February 28, 2017 as a result of:

♦	decreased stock compensation cost of $ 104,850;
♦	decreased legal and public company expense of $268,313;
♦	decreased wages and outside service expense of $144,563; and
♦	decreased administrative costs of $40,553.

Other Expenses

The Company recorded $nil interest expense on current and long-term debt as compared to $85 in the prior fiscal year as the Company repaid its debt in the year.

In the fiscal year ended February 28, 2017, the Company recorded $nil interest income from bank balances compared to $4,900 in the prior fiscal year.

The Company recorded a non-cash income tax expense within net loss from discontinued operations of $2,480,257 in the fiscal year ended February 28, 2017, as compared to a $436,654 tax recovery in the prior fiscal year.

Depreciation expense decreased to $207,993 for the fiscal year ended February 28, 2017, as compared to $229,347 in the prior fiscal year.

Fiscal Year Ended February 29, 2016 – Continuing operations

Sales

Revenue		Fiscal Year ended		Fiscal Year ended		Change
		February 29, 2016		February 28, 2015
Gross Revenue		$1,194,796		$661,099		$533,697

Discounts, Allowances and Rebates	$	(400,255)	$	(137,266)	$	(262,989)
Net Revenue		$794,541		$523,833		$270,708

Gross sales for the fiscal year ended February 29, 2016 were $1,194,796 compared to $661,099 for the previous fiscal year, representing an increase of 80.7% . This increase of $533,697 in gross sales for the year ended February 29, 2016 was due to an increase in Happy Water® sales.

Discounts, rebates and slotting fees for the fiscal year ended February 29, 2016 increased $262,989 compared to the prior fiscal year as a result of significant new listing fees and promotions for Happy Water®.

Cost of Sales and Margin

Cost of Sales	Fiscal Year ended	Fiscal Year ended	Change
	February 29, 2016	February 28, 2015
Cost of Sales	$946,909	$551,656	$395,253

Cost of sales, excluding depreciation totaling $229,347 (2015: $222,291) for the fiscal year ended February 29, 2016 was $946,909 compared to $551,656 for the previous fiscal year, representing an increase of 71.6% .

Margin	Fiscal Year ended		Fiscal Year ended			Change
	February 29, 2016		February 28, 2015
Margin	$(152,368)		$(27,823)		$	(124,545)
Margin Percentage	(19.2%	)	(5.3%	)		(13.9%	)

Margin for the fiscal year ended February 29, 2016 was ($152,368) compared to ($27,823) for the previous fiscal year, representing a decrease in margin as a percentage of net sales of 13.9% . The decrease in margin of $124,545 for the fiscal year ended February 29, 2016 was due to significant new listing fees and promotions for Happy Water®.

Selling, General and Administrative Expenses

For the fiscal year ended February 29, 2016, selling, general and administrative expenses decreased $156,801 from $3,769,262 in the fiscal year ended February 28, 2015 to $3,612,461 in the year ended February 29, 2016 as a result of:

♦	decreased wages and benefits expense of $290,484;
♦	increased stock compensation expense of $56,044;
♦	increased administrative costs of $38,312; and
♦	increased sales and marketing costs of $39,327.

Other Expenses

In the fiscal year ended February 29, 2016, the Company recorded interest income from bank balances of $4,900 compared to $11,965 in the prior fiscal year.

The Company recorded a non-cash income tax recovery of $436,654 in the fiscal year ended February 29, 2016 relating to discontinued Canadian operations, as compared to a $108,965 expense in the prior fiscal year. Deferred tax assets in other operating entities are offset by a valuation allowance.

Depreciation expense decreased to $229,347 for the fiscal year ended February 29, 2016, as compared to $222,291 in the prior fiscal year.

B.	Liquidity and Capital Resources.

Fiscal Year Ended February 28, 2017

As of February 28, 2017, the Company had working capital of $4,012,427 compared to working capital of $477,354 at the prior fiscal year end. The Company held $4,315,028 in cash account balances at February 28, 2017 compared with $282,819 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 28, 2017, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 28, 2017	Fiscal Year ended February 29, 2016	Change
Operating Activities	($ 1,351,804)	($ 833,873)	($ 517,931)
Investing Activities	$ 5,523,802	($ 409,914)	$ 5,933,716
Financing Activities	($ 139,789)	($ 176,316)	$ 36,527

The decrease in cash utilized in the fiscal year ended February 28, 2017 for operating activities is the result of the lower net income this fiscal year.

The increase in cash utilized in the fiscal year ended February 28, 2017 for investing activities is the result of the sale of the Edmonton bottling plant, land and building and sale of a long-unused internet domain.

Cash used for financing activities in the fiscal year ended February 28, 2017 decreased in comparison to the prior fiscal year due to less cash being used for the Company’s share repurchase program.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2018.

Fiscal Year Ended February 29, 2016

As of February 29, 2016, the Company had working capital of $477,354 compared to working capital of $2,050,974 at the prior fiscal year end. The Company held $282,819 in cash account balances at February 29, 2016 compared with $1,702,922 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 29, 2016, available debt and other internal resources, the Company believed that it had sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 29, 2016	Fiscal Year ended February 28, 2015	Change
Operating Activities	($ 833,873)	($ 19,007)	($ 814,866)
Investing Activities	($ 409,914)	($ 498,295)	$ 88,381
Financing Activities	($ 176,316)	($ 173,560)	($ 2,756)

The decrease of $814,866 was the result of the lower net income this fiscal year and increase of prepaid expense and offset by a decrease of inventory and increase of prepaid expenses.

The increase in cash utilized in the fiscal year ended February 29, 2016 for investing activities was due to an increase of cash used for intangible assets as compared to the prior fiscal year, offset by less cash being used for bottling equipment.

Cash used for financing activities in the fiscal year ended February 29, 2016 increased in comparison to the prior fiscal year due to more cash being used for the Company’s share repurchase program.

The Company had an operating bank loan with a credit limit of $3,500,000 (the “Revolving Facility”), subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.00% to 1.50% per annum. At February 29, 2016, the availability under the Revolving Facility, was determined by the amount of eligible collateral, as $315,700. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales.

The Revolving Facility agreement contained three financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; and (iii) a debt coverage covenant; The Company was in compliance with all covenants at February 29, 2016. The revolving credit facility was subject to an annual review process.

The credit facility was closed on February 1, 2017.

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

Since 2009, the Company has focused on producing and selling beverage products that can generate superior margins. At times that has meant sacrificing sales volume for profitability. Over the same time the Company has strived to eliminate its reliance on brands licensed from third parties. The Company continues to develop its own branded beverages that it trials and from time to time releases to market. Those brands can take a year or more to gain consumer recognition and replace the volume of more established, but lower margin brands. Consequently, the Company has recently experienced a decline in gross revenues and gross margin.

The Company has been significantly dependent upon the revenues from its principal bottling contract, which expired on December 31, 2016. The Company intends to strive to increase sales of branded products in ensuing years to absorb the loss from the Company's dependence on that contract and to further diversify its business.

E.	Off- balance sheet arrangements.

1.

The Company is committed to operating leases for premises and equipment and other agreements as disclosed in Note 11 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

2.	The Company had no off balance sheet arrangements during the fiscal year ended February 28, 2017.

F.	Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of February 28, 2017:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (1)	$767,650	$123,073	$253,449	$260,752	$130,376
Purchase Obligations	$69,149	$19,756	$39,575	$9,818	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest on Capital Lease	-	-	-	-	-
Total	$836,799	$142,829	$293,024	$270,570	$130,376

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $nil are netted against accounts receivable as at February 28, 2017 (2016: $nil). A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold. At February 28, 2017, the inventory balance was presented net of a provision for obsolete inventory in the amount of $15,638 (2016: $39,870). A 10% change in the estimates of provision for obsolete inventory would not result in a material change to the financial statements.

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

Income Taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the deferred income tax asset. Although the Company has tax loss carry-forwards and other deferred income tax assets, management has determined certain of these deferred income tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been offset by a valuation allowance as disclosed in Note 10 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

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

ASU 2014-09 defines a five steps process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the fiscal and interim reporting periods beginning after December 15, 2016 using either of two methods: (i) retrospective to each prior reporting period presented within the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. In August 2015, ASU 2015-14 was issued which delayed the effective date to reporting periods beginning after December 15, 2017. The Company will adopt ASU 2014-09, and its related clarifying ASUs, as of February 28, 2018. The Company is continuing to assess the potential effects of these ASUs on its consolidated financial statements, business processes, systems and controls. While the assessment process is ongoing, the Company anticipates adopting the standard using the modified retrospective transition approach. Under this approach, the new standard would apply to all new contracts initiated on or after March 1, 2018. For existing contracts that have remaining obligations as of March 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. The Company does not expect the adoption of these ASUs to have a material impact on our consolidated financial statements.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments—Credit Losses (Topic 326) amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-15 on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-18 on our consolidated financial statements.

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

(collectively the "Named Executive Officers" or "NEOs").

Name and	Fiscal	Salary	Share-based	Option-Based	Non-Equity Annual		All Other	Total
Principal	Year		awards	Awards(1)	Incentive Plans		Compensation	Compensation
Position	Ending	($)	($)	($)	($)		($)	($)
					Annual	Long-Term
					Incentive	Incentive
					Plans	Plans
Ralph McRae Chairman, President and CEO	2017	472,209	nil	nil	nil	nil	nil	472,209
	2016	318,657	nil	nil	nil	nil	132,000(2)	471,657
							21,000(3)
	2015	nil	nil	nil	nil	nil	528,000(2)	618,947
							84,000(3)
							6,947(4)
Fei Xu Corporate Controller and Principal Financial Officer	2017	90,891	nil	nil	nil	nil	nil	90,891
	2016	91,596	nil	nil	nil	nil	nil	91,596
	2015	92,018	nil	nil	nil	nil	nil	92,018
Sinan ALZubaidi Vice President of Bottling Operations	2017	133,789(5)	nil	nil	33,500	nil	73,635(6)	240,924
	2016	154,000	nil	nil	33,500	nil	6,000(7)	193,500
	2015	159,778	nil	nil	33,500	nil	7,438(7)	200,716
Dave Read Executive Vice President	2017	nil	nil	nil	nil	nil	212,811(8)	212,811
	2016	nil	nil	nil	nil	nil	150,000(8)	150,000
	2015	nil	nil	nil	nil	nil	150,030(8)	150,030
Thor Matson Vice President of Business Development	2017	160,615	nil	nil	15,906	nil	10,842(7)	187,363
	2016	160,000	nil	nil	11,546	nil	10,800(7)	182,346
	2015	100,644(9)	nil	nil	3,870	nil	4,464(7)	108,978

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2015, 2016, and 2017 fiscal years. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

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

(3)	Amounts paid to BBI Holdings Inc., a company of which Mr. McRae is also a director, for consulting services provided by Mr. McRae. This arrangement was terminated effective June 1, 2015.

(4)	This amount represents payments for medical benefits.

(5)	This amount represents 11 months in the fiscal year.

(6)

This amount represents 11 months in the fiscal year and includes a car allowance and a bonus amount paid to Mr. ALZubaidi for de-commissioning the Company's bottling plant in Edmonton AB. Mr. ALZubaidi's employment with the company ended with the closure and sale of the bottling plant in February 2017.

(7)	This amount represents payments for car allowance.

(8)

VE Services Ltd., a company owned by Mr. Read, received these amounts for consulting services provided by Mr. Read. The current year amount represents 11 months in the fiscal year and includes a bonus amount paid to Mr. Read for de-commissioning the Company's bottling plant in Edmonton AB. Mr. Read's employment with the company ended with the closure and sale of the bottling plant in February 2017.

(9)	Mr. Matson joined the Company in July 2014. This amount represents 7.5 months in the fiscal year.

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

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD )	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD )
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	nil nil
Fei Xu	2,000 2,000	6.20 2.45	April 4, 2018 June 1, 2020	nil nil
Dave Read	20,000 100,000	7.10 2.45	January 10, 2018 June 1, 2020	nil nil
Sinan ALZubaidi	5,000	6.20	April 4, 2018	nil
Thor Matson	nil	-	-	nil

(1)

This amount is calculated based on the difference between the market value of the Shares underlying the options at the end of the most recently completed fiscal year, which was USD$1.80, and the exercise or base price of the option. The Shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.3249. Mr. Read and Mr. AlZubaidi departed the Company on February 3, 2017 and February 2, 2017, respectively and their stock options expired 30 days thereafter.

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

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
James Corbett	11,000	nil	nil	nil	nil	11,000
Darryl Eddy	11,000	nil	nil	nil	nil	11,000
Stephen Fane	11,000	nil	nil	nil	nil	11,000
R. Thomas Gaglardi	8,000	nil	nil	nil	nil	8,000

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2017 fiscal year. The estimated fair value of the stock options granted was determined using the Black -Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

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

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD)
James Corbett	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	nil nil nil
Darryl Eddy	10,000 50,000 20,000	3.50 2.45 3.69	Sept. 28, 2019 June 1, 2020 July 12, 2025	nil nil nil
Stephen Fane	10,000 20,000 10,000 50,000	15.75 3.00 3.50 2.45	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020	nil nil nil nil
R. Thomas Gaglardi	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	nil nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$1.80 and the exercise price of the option. The Company's shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.3249.

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

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying Shares on a selected exercise date. In the Company's fiscal year ended February 28, 2017, no stock options were exercised by directors.

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

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Director Since
James Corbett	II	July 2014 to Annual General Meeting (“AGM”) 2017	June 2008
Stephen K. Fane	III	June 2015 to AGM 2018	October 2007

R. Thomas Gaglardi	III	June 2015 to AGM 2018	October 1998

Ralph D. McRae	I	June 2016 to AGM 2019	March 1996

Darryl R. Eddy	I	June 2016 to AGM 2019	July 2009

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

3.	Audit Committee

The members of the Company’s Audit Committee are:

♦	James Corbett
♦	Darryl R. Eddy
♦	Stephen Fane

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

♦	James Corbett
♦	Darryl R. Eddy
♦	Stephen K. Fane

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

As of May 1, 2017, the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Thor Matson	Vice-President, Business Development

D.	Employees.

Following are the number of employees of the Company for the past three fiscal years as at the end of each fiscal year:

	February 28, 2017	February 29, 2016	February 28, 2015
Canada	24	73	76
United States	0	0	0

E.	Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of May 1, 2017, the Company had 868,000 issued and outstanding options, with a weighted average exercise price of US$2.939.

Of the total stock options granted, 868,000 have vested and are available for exercise as of May 1, 2017.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6 – Directors, Senior Management and Employees" above, as at May 1, 2017.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price ($USD)	Expiration Date
Ralph McRae	176,126 (6.3%)	20,000 245,000	June 26, 2008 June 1, 2010	$3.00 $2.45	June 26, 2018 June 1, 2020
James Corbett	<1%	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Darryl R. Eddy	89,834 (3.2%)	10,000 50,000 20,000	Sept. 28, 2009 June 1, 2010 July 13, 2015	$3.50 $2.45 $3.69	Sept. 28, 2019 June 1, 2020 July 12, 2025
Stephen K. Fane	<1%	10,000 20,000 10,000 50,000	October 4, 2007 June 26, 2008 Sept. 28, 2009 June 1, 2010	$15.75 $3.00 $3.50 $2.45	October 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020
R. Thomas Gaglardi	419,125(2) (15.0%)	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$3.00 $3.50 $2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Thor Matson	< 1%	nil	n/a	na/	n/a
Fei Xu	< 1%	2,000 2,000	Apr. 4, 2008 June 1, 2010	$6.20 $2.45	Apr. 4, 2018 June 1, 2020

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

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at May 5, 2017 the Company had 2,802,412 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 15, 2017:

(a)

Shareholder	Number of Shares	Percentage of Issued Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	15.0%
Salzhauer family	197,971	7.1%
Ralph McRae	176,126	6.3%

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi’s Shares are held by Northland Properties Corporation.

(b)

To the best of the Company's knowledge, there has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years, other than that according to a Schedule 13 G/A filed by Global Value Investment Corp. on June 17, 2016, Global Value Investment Corp. no longer holds their 272,753 Shares in the Company.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 259 members showed that as of May 1, 2017, 1,551,406 of the Company’s common shares, or 55.36%, were held by 219 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

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

1.

The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2017 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a)	A company with a director in common with the Company supplied sales and marketing services in the amount of $3,113.

b)	A company with a director in common with the Company supplied bottling services in the amount of $305,289.

c)	A company with an officer in common with the Company provided consulting service in the amount of $213,311.

d)	A company with a director in common with the Company supplied garbage services in the amount of $1,775.

e)	A company with an officer in common with the Company provided supplies in the amount of $1,728.

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

A-8.

Dividend Distributions

The Company intends to consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.	Significant Changes.

There have been no significant changes since the date of the annual financial statements.

Item 9. – The Offer and Listing

A.	Offer and listing details.

Following is information regarding the price history of the Company’s common shares on the NASDAQ Capital Market, in U.S. dollars.

(a)	For the five most recent full fiscal years:

Period	High $	Low $
March 1, 2016 to Feb. 28, 2017	3.34	1.31
March 1, 2015 to Feb. 29, 2016	4.27	1.62
March 1, 2014 to Feb. 28, 2015	5.05	2.83
March 1, 2013 to Feb. 28, 2014	5.83	3.30
March 1, 2012 to Feb. 28, 2013	4.50	3.26

(b)	For each full financial quarter of the two most recent full fiscal years:

Period	High $	Low $
4th Quarter Dec. 1, 2016 – Feb. 28, 2017	2.92	1.47
3rd Quarter Sept. 1, 2016 – Nov. 30, 2016	2.43	1.38
2nd Quarter June 1, 2016 – Aug. 31, 2016	3.34	1.38
1st Quarter Mar. 1, 2016 – May 31, 2016	2.65	1.31
4th Quarter Dec. 1, 2015 – Feb. 29, 2016	3.50	1.62
3rd Quarter Sept. 1, 2015 – Nov. 30, 2015	3.90	2.88
2nd Quarter June 1, 2015 – Aug. 31, 2015	4.27	3.21
1st Quarter Mar. 1, 2015 – May 31, 2015	4.01	2.90

(c)	For the most recent six months:

Period	High $	Low $
April 1 - 30, 2017	2.49	1.72
March 1 – 31, 2017	1.93	1.63
February 1 – 29, 2017	2.92	1.66
January 1 – 31, 2017	1.84	1.47
December 1 – 31, 2016	1.84	1.47
November 1 – 30, 2016	1.85	1.38

C.	Markets.

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

Effective January 1, 2015, the Company entered into a new contract with its largest bottling customer; this contract expired on December 31, 2016. A copy of the contract was filed on SEDAR (Canada) and EDGAR (U.S.A.) on March 17, 2015. The contract established the terms under which the Company would provide “hot fill” bottling services to its major customer. The amounts paid by this customer to the Company were $7,159,729 in 2017 and $9,639,066 in 2016.

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

At February 28, 2017, the Company’s cash balances included $88,825 denominated in U.S. dollars (2016 - $33,000), accounts receivable balances included $2,688 denominated in U.S. dollars (2016 - $65), and the Company’s accounts payable and accrued liabilities balance included $130,517 denominated in U.S. dollars (2016 - $132,200).

As at February 28, 2017, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $9,000 on net earnings for the year. A 5% U.S.-to-Canadian dollar decrease would have a positive impact of similar magnitude.

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

The documents relating to the share consolidation were filed with the SEC on a Form 6- K on February 3, 2010 and are incorporated by reference.

B.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2017.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. – Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of February 28, 2017, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is:

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 28, 2017. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is effective as of February 28, 2017.

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

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended February 28, 2017 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services

a)	Audit Fees – Audit fees billed for the fiscal years ended February 28, 2017 and February 29, 2016 totaled $72,500 and $84,000 respectively.

b)	Audit-Related Fees – No audit-related fees were billed for the fiscal years ended February 28, 2017 and February 29, 2016.

c)	Tax Fees - Tax fees billed for the fiscal years ended February 28, 2017 and February 29, 2016 totaled $16,050 and $16,300 respectively for tax compliance, advice and planning.

d)	All Other Fees – No other fees were billed for the fiscal years ended February 28, 2017 and February 29, 2016.

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

Share Buyback

From the fiscal year ended February 28, 2010 through to February 28, 2017, the Company’s Board of Directors authorized a share repurchase program for the repurchase of up to US$3,500,000 of the Company’s outstanding common shares. A total of 57,425 common shares were purchased during the fiscal year ended February 28, 2017 for a total cost of $139,789 (US$107,755). All shares repurchased in the fiscal year have been returned to treasury.

The following table provides details of the Company’s share repurchases during the fiscal year ended February 28, 2017.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Program
		USD$	CAD$
Month #1 March 1 – 31, 2016	nil	n/a	n/a	nil	-
Month #2 April 1 – 30, 2016	nil	n/a	n/a	nil	-
Month #3 May 1 – 31, 2016	3,890	1.53	2.00	3,890	-
Month #4 June 1 – 30, 2016	35,685	1.86	2.40	35,685	-
Month #5 July 1 – 31, 2016	17,850	1.92	2.51	17,850	-
Month #6 August 1 – 31, 2016	nil	n/a	n/a	nil	-

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Program
		USD$	CAD$
Month #7 September 1 – 30, 2016	nil	n/a	n/a	nil	-
Month #8 October 1 – 31, 2016	nil	n/a	n/a	nil	-
Month #9 November 1 – 30, 2016	nil	n/a	n/a	nil	-
Month #10 December 1 – 31, 2016	nil	n/a	n/a	nil	-
Month #11 January 1 – 31, 2017	nil	n/a	n/a	nil	-
Month #12 February 1 – 28, 2017	nil	n/a	n/a	nil	-
Total	57,425	1.856	2.41	57,425	US$213,550

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

Item 18. – Financial Statements

The following financial statements for the year ended February 28, 2017 are included in this report:

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

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

4.1	Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 7, 2015.

8.1*	Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes -Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm

*Filed herewith.

Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2017 and February 29, 2016
(Expressed in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the accompanying consolidated financial statements of Leading Brands, Inc. which comprise the Consolidated Balance Sheets as at February 28, 2017 and February 29, 2016 and the Consolidated Statements of Comprehensive Income (loss), Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 28, 2017, and a summary of significant accounting policies and other explanatory information.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Leading Brands, Inc. as at February 28, 2017 and February 29, 2016 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2017, in accordance with United States Generally Accepted Accounting Principles.

/s/ BDO CANADA LLP

Chartered Professional Accountants

Vancouver, Canada
May 29, 2017

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at	Feb. 28, 2017	Feb. 29, 2016

Assets
Current
Cash and cash equivalents	$4,315,028	$282,819
Accounts receivable	85,628	94,302
Inventory (Note 2)	361,102	968,030
Prepaid expenses and deposits (Note 4)	129,520	365,451
	4,891,278	1,710,602
Property, plant and equipment (Note 3)	765,024	1,766,611
Intangible assets (Note 5)	297,189	205,620
Deferred tax assets (Note 10)	-	-
Assets attributable to discontinued operations (Note 16)	26,195	9,591,875
Total Assets	$5,979,686	$13,274,708

Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	$605,046	$1,514,718
Liabilities attributable to discontinued operations (Note 16)	300,000	-

Lease inducement (Note 6, Note 16)	-	22,234
Derivative Liability – non-employee stock options (Note 9)	46,352	59,990
	951,398	1,596,942
Shareholders’ Equity
Share Capital (Note 7(a))
Authorized 500,000,000 common shares without par value 20,000,000 preferred shares without par value Issued 2,802,412 common shares (2016 – 2,859,837 )	31,305,247	31,946,732
Additional paid-in capital	19,455,359	18,953,663
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(46,310,234)	(39,800,545)
	5,028,288	11,677,766
Total Liabilities and Shareholders’ Equity	$5,979,686	$13,274,708

Approved on behalf of the Board:

_____s/s Ralph McRae__________________________________Director

_____s/s Stephen K. Fane________________________________Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Comprehensive Income (loss)
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2017	Feb. 29, 2016	Feb. 28, 2015

Gross Sales	$1,717,521	$1,194,796	$661,099

Less: Discounts, rebates and slotting fees	(504,992)	(400,255)	(137,266)

Net Sales	1,212,529	794,541	523,833

Expenses (income)
Cost of sales (excluding depreciation shown separately below)	1,349,734	946,909	551,656
Selling, general and administrative	3,054,182	3,612,461	3,769,262
Depreciation of property, plant, equipment and intangible asset	207,993	229,347	222,291
Foreign exchange (gain) loss	(2,916)	9,865	14,220
Interest income	-	(4,900)	(11,965)
Change in fair value of derivative liability	(13,638)	(81,317)	(196,428)
Loss (gain) on disposal of assets	(279,505)	1,757	9,521

	4,315,850	4,714,122	4,358,557

Loss before income tax	(3,103,321)	(3,919,581)	(3,834,724)

Income tax provision (recovery) (Note 10)	-	-	-

Net income (loss) from continuing operations	$(3,103,321)	$(3,919,581)	$(3,834,724)

Net income (loss) from discontinued operations (Note 16)	$(3,406,368)	$2,616,297	$4,170,306

Net and Comprehensive income (loss)	$(6,509,689)	$(1,303,284)	$335,582

Basic earnings (loss) per common share
Continuing operations	$(1.10)	$(1.36)	$(1.31)
Discontinued operations	(1.21)	0.91	1.42
Net basic earnings (loss) per common share	$(2.31)	$(0.45)	$0.11

Diluted earnings (loss) per common share
Continuing operations	$(1.10)	$(1.36)	$(1.26)
Discontinued operations	(1.21)	0.91	1.30
Net diluted earnings (loss) per common share	$(2.31)	$(0.45)	$0.04

Weighted average common shares outstanding
Basic	2,820,647	2,880,882	2,922,684
Diluted (Note 7(e))	2,820,647	2,880,882	3,192,963

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2017	Feb. 29, 2016	Feb. 28, 2015

Cash provided by (used in)

Operating activities
Net loss from continuing operations	$(3,103,321)	$(3,919,581)	$(3,834,724)
Net income (loss) from discontinued operations	(3,406,368)	2,616,297	4,170,306
Net income for the year	(6,509,689)	(1,303,284)	335,582

Items not involving cash
Depreciation of property, plant, equipment and intangible asset	634,692	705,024	723,610
Leasehold inducement	(22,234)	22,234	-
Loss on disposal of assets	1,581,672	1,757	10,239
Stock based compensation (Note 8)	-	104,850	48,806
Change in derivative liability (Note 9)	(13,638)	(81,317)	(196,428)
Deferred income tax provision (recovery)	2,480,257	(436,654)	108,964
Changes in non-cash operating working capital
Accounts receivable, net	238,949	(21,445)	196,205
Inventory, net	606,928	348,596	(730,113)
Prepaid expenses and other assets	260,931	(127,063)	(115,742)
Accounts payable	(609,672)	(46,571)	(400,130)
	(1,351,804)	(833,873)	(19,007)

Investing activities
Purchase of property, plant and equipment	(10,449)	(200,221)	(525,182)
Purchase of intangible asset	(120,146)	(210,892)	-
Proceeds on disposal of assets	5,654,397	1,199	26,887
	5,523,802	(409,914)	(498,295)

Financing activities
Repurchase of common shares	(139,789)	(176,316)	(175,094)

Proceeds from issuance of common shares	-	-	76,561

Repayment of long-term debt	-	-	(75,027)

	(139,789)	(176,316)	(173,560)

Increase (Decrease) in cash and cash equivalents	4,032,209	(1,420,103)	(690,862)

Cash and cash equivalents, beginning of year	282,819	1,702,922	2,393,784

Cash and cash equivalents, end of year	$4,315,028	$282,819	$1,702,922

Supplementary disclosure of cash flow information

Cash paid (received) during the year
Interest received	$-	$(4,900)	$(11,965)
Interest paid	-	85	1,346
Income taxes	-	-	-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

				Additional			Total
	Common Stock		Treasury	Paid-In		Accum.	Shareholders’
	Shares	Amount	Stock	Capital	AOCI	Deficit	Equity
Balance at February 28, 2014	2,912,997	$32,713,370	$-	$18,361,758	$577,916	$(38,832,843)	$12,820,201
Net income						335,582	335,582
Exercise of stock options	28,553	146,199		(69,638)			76,561
Shares repurchased under provisions of the share repurchase plan			(458,129)	283,035			(175,094)
Shares cancelled	(41,008)	(458,129)	458,129				-
Stock based compensation expense (Note 8)				16,236			16,236
Balance at February 28, 2015	2,900,542	$32,401,440	$-	$18,591,391	$577,916	$(38,497,261)	$13,073,486
Net income						(1,303,284)	(1,303,284)
Shares repurchased under provisions of the share repurchase plan			(454,708)	278,392			(176,316)
Shares cancelled	(40,705)	(454,708)	454,708				-
Stock based compensation expense (Note 8)				83,880			83,880
Balance at February 29, 2016	2,859,837	$31,946,732	$-	$18,953,663	$577,916	$(39,800,545)	$11,677,766
Net income (loss)						(6,509,689)	(6,509,689)
Shares repurchased under provisions of the share repurchase plan			(641,485)	501,696			(139,789)
Shares cancelled	(57,425)	(641,485)	641,485				-
Balance at February 28, 2017	2,802,412	$31,305,247	$-	$19,455,359	$577,916	$(46,310,234)	$5,028,288

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles

Nature of Operations	Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, marketing and distribution of the Company’s beverage brands.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include premium waters. The Company also uses the services of third party bottlers as required to meet its objectives.

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

Cash & Cash Equivalents	Amounts recognized as cash and cash equivalents include investments of surplus cash in highly liquid securities with maturities at date of purchase of three months or less.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $Nil as of February 28, 2017 and February 29, 2016, respectively, are netted against accounts receivable.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Accounts	Allowances for Doubtful Accounts	2017	2016	2015
Receivable	Balance at beginning of year	$-	$36,329	$51,579
(continued)	Write-off of receivables	-	(36,329)	(15,250)
	Balance at end of year	$-	$-	$36,329

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

Advertising Costs

Advertising costs, which also include samples, trade show, product demo, media promotion costs are expensed as incurred. During the years ended February 28 2017, February 29, 2016 and February 28, 2015, the Company incurred advertising costs of $496,456, $603,502 and $553,187, respectively.

Earnings (loss) per common share

Basic Earnings (Loss) Per Share (“EPS”) is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS gives effect to all dilutive potential common shares outstanding during the year including stock options and warrants using the treasury stock method. In computing diluted EPS, the average stock price for the year is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.

Stock-Based Compensation

Compensation costs are charged to the Consolidated Statements of Comprehensive Income (loss). Compensation costs for employees are amortized over the period from the grant date to the date the options vest. Compensation expense for non-employees is recognized over the vesting period. Compensation for non-employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

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

Income Tax (continued)

Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management has determined certain of these deferred tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been offset by a valuation allowance (Note 10). No reserves for an uncertain tax position have been recorded for the years ended February 28, 2017 and February 29, 2016.

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

The Company had certain financial liabilities required to be recorded at fair value on a recurring basis in accordance with US GAAP. As at February 28, 2017 and February 29, 2016, the derivative liability on non-employee stock options and warrants is a financial liability classified for Level 3 fair value measurement. See Note 14 for more information.

Reclassification	Certain prior period amounts have been reclassified to conform to current year presentation. There was no change to previously reported shareholders’ equity or accumulated deficit.

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

Recent Accounting Pronouncements (continued)

ASU 2014-09 defines a five steps process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the fiscal and interim reporting periods beginning after December 15, 2016 using either of two methods: (i) retrospective to each prior reporting period presented within the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. In August 2015, ASU 2015- 14 was issued which delayed the effective date to reporting periods beginning after December 15, 2017. The Company will adopt ASU 2014-09, and its related clarifying ASUs, as of February 28, 2018. The Company is continuing to assess the potential effects of these ASUs on its consolidated financial statements, business processes, systems and controls. While the assessment process is ongoing, the Company anticipates adopting the standard using the modified retrospective transition approach. Under this approach, the new standard would apply to all new contracts initiated on or after March 1, 2018. For existing contracts that have remaining obligations as of March 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. The Company does not expect the adoption of these ASUs to have a material impact on our consolidated financial statements.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments—Credit Losses (Topic 326) amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write- down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-15 on our consolidated financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Recent Accounting Pronouncements (continued)

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-18 on our consolidated financial statements.

2.	Inventory

	2017	2016
Finished goods, net	$279,666	$304,453
Raw materials	81,436	663,577
	$361,102	$968,030

The ending balance above includes a total inventory obsolescence provision of $15,638 as at February 28, 2017 (2016 - $39,870).

Inventory Obsolescence Provision	2017	2016	2015

Balance at beginning of year	$39,870	$114,744	$100,058
Obsolescence provision	404,767	75,000	45,000
Write-off of inventory	(428,999)	(149,874)	(30,314)
Balance at end of year	$15,638	$39,870	$114,744

3.	Property, Plant and Equipment

		2017
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$379,688	$94,431	$285,257
Buildings	-	-	-
Automotive equipment	61,550	38,251	23,299
Land	-	-	-
Land improvements	-	-	-
Leasehold improvements	500,724	220,510	280,214
Furniture and fixtures	212,652	187,768	24,884
Computer hardware and software	1,761,497	1,610,127	151,370
	$2,916,111	$2,151,087	$765,024

		2016
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,262,932	$9,608,770	$6,654,162
Buildings	1,950,446	1,307,391	643,055
Automotive equipment	286,252	158,665	127,587
Land	433,613	-	433,613
Land improvements	1,861	1,367	494
Leasehold improvements	791,902	349,363	442,539
Furniture and fixtures	688,314	613,570	74,744
Computer hardware and software	2,339,906	2,119,341	220,565
	$22,755,226	$14,158,467	$8,596,759

Property, plant and equipment includes equipment acquired under capital leases with an initial cost of $nil (2016 - $2,687,820). Accumulated amortization of assets acquired under capital leases is $nil (2016 - $1,251,634).

As at February 28, 2017 $nil asset are attributable to discontinued operations. (2016: $6,830,148)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

4.	Prepaid Expenses and Deposits

	2017	2016
Slotting fees	$3,792	$146,918
Insurance premiums	52,561	84,338
Rental deposits and other	99,362	185,390
	$155,715	$416,646
Attributable to discontinued operations	$26,195	$51,195
Attributable to continuing operations	$129,520	$365,451

5.	Intangible Assets

		2017
	Cost	Amortization	Net

Brand Licence and Patent	$331,037	$33,848	$297,189

		2016
	Cost	Amortization	Net

Brand Licence and Patent	$210,892	$5,272	$205,620

Amortization expense related to intangible assets, net is estimated to be approximately $33,000 in each of the next 10 years.

6.	Lease Inducement

On March 26, 2015 the Company entered into a lease agreement commencing September 26, 2015, and expiring September 25, 2020 with free occupation from September 26, 2015 to October 25, 2015. The rent expense includes the allocation of rental payments from the start date of the lease to commencement on a straight line basis over the life of the lease.

7.	Shareholders’ Equity

a)	Share capital	Number of Authorized Shares

		2017
	Common shares without par value	500,000,000

	Preferred shares without par value	9,999,900
	Series “A” preferred shares	1,000,000
	Series “B” preferred shares	100
	Series “C” preferred shares	1,000,000
	Series “D” preferred shares	4,000,000
	Series “E” preferred shares	4,000,000
		20,000,000

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

	a)	Share capital (continued)

There are no preferred shares outstanding as at February 28, 2017 (2016 - Nil).

In the year ended February 28, 2017, the Company repurchased and cancelled 57,425 of its issued and outstanding shares in the amount of $139,789. Since the average issue price of cancelled common shares at the time of repurchase was $11.17, share capital has been reduced by $641,485 and additional paid-in capital has been increased by $501,696.

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

At February 28, 2017, stock options were outstanding and exercisable as follows:

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life (Years)	Price (USD)	Exercisable	Price (USD)
$2.45 to $2.99	637,000	3.16	2.45	637,000	2.45
$3.00 to $3.99	189,000	2.62	3.26	189,000	3.26
$4.00 to $15.75	42,000	0.87	8.90	42,000	8.90

	868,000			868,000

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

	c)	Stock options(continued)

A summary of the Company’s stock option activity is as follows:

		Weighted Average
	Outstanding	Exercise Price
	Options	(USD)
Options outstanding as at February 28, 2014	923,569	3.06
Granted	-	-
Expired	(36,249)	5.12
Exercised	(28,553)	2.52
Cancelled	(2,000)	6.20
Options outstanding as at February 28, 2015	856,767	2.98
Granted	25,000	3.69
Expired	(1,767)	5.35
Exercised	-	-
Cancelled	-	-
Options outstanding as at February 29, 2016	880,000	2.99
Granted	-	-
Expired	-	-
Exercised	-	-
Cancelled	(12,000)	6.91
Options exercisable, February 28, 2017	868,000	2.94
Options vested and expected to vest	868,000	2.94

The aggregate intrinsic value of stock options exercised during the year ended February 28, 2017 was $Nil USD (2016 - $Nil, 2015 - $45,158).

The aggregate intrinsic value of stock options outstanding as at February 28, 2017 was $Nil USD (2016 - $Nil, 2015 - $606,060).

The aggregate intrinsic value of stock options exercisable as at February 28, 2017 was $Nil USD (2016 - $Nil, 2015 - $606,060).

As of February 28, 2017, the Company has Nil (2016 – Nil) non-vested stock options.

As of February 28, 2017, there was $Nil of total unrecognized compensation cost related to non-vested stock options (2016 – Nil).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

	d)	Warrants

A summary of the Company’s warrant activity and related information for the year ended February 28, 2017 is as follows:

Weighted Average
	Outstanding	Exercise
	Warrants	Price (USD)
Warrants outstanding February 28, 2014	-	-
Granted (Notes 8 and 9) (1)	25,000	3.40
Exercised	-	-
Expired	-	-
Warrants outstanding at February 28, 2015 , February 29, 2016 and February 28, 2017	25,000	3.40

(1)	The warrants are exercisable until January 26, 2018

e)	Earnings (loss) per common share

For the years ended February 28, 2017, February 29, 2016, and February 28, 2015, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling nil, 905,000 and 72,767 respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

	2017	2016	2015

Weighted average shares – Basic EPS	2,820,647	2,880,882	2,922,684
Plus: incremental shares from assumed exercise of stock options	-	-	270,279
Weighted average shares – diluted EPS	2,820,647	2,880,882	3,192,963

	2017	2016	2015

Net income (loss) from continuing operations	$(3,103,321)	$(3,919,581)	$(3,834,724)
Net income (loss) from discontinued operations	(3,406,368)	2,616,297	4,170,306
Net income (loss)	$(6,509,689)	$(1,303,284)	$335,582

(Gain) from change in fair value of dilutive stock options	-	-	(196,428)
Adjusted net income (loss)	$(6,509,689)	$(1,303,284)	$139,154

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

Basic earnings(loss) per common share

Continuing operations	$(1.10)	$(1.36)	$(1.31)
Discontinued operations	(1.21)	0.91	1.42
Net basic earnings (loss) per common share	$(2.31)	$(0.45)	$0.11

Diluted earnings (loss) per common share
Continuing operations	$(1.10)	$(1.36)	$(1.26)
Discontinued operations	(1.21)	0.91	1.30
Net diluted earnings (loss) per common share	$(2.31)	$(0.45)	$0.04

8.	Stock-Based Compensation

The weighted average date-of-grant fair value of the options granted during the year ended February 28, 2017 was Nil (February 29, 2016: $3.29 USD) per option. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2017	2016	2015

Risk-free rate	-	1.45%	-
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	-	99%	-
Weighted average expected life of the options (months)	-	120	-

On January 26, 2015 the Company entered into a consulting agreement where the Company is committed to issue 25,000 warrants, with an exercise price of US$3.40 and an expiry date of January 26, 2018. The warrants had a grant date fair value of $32,570 (Note 9). As at February 28, 2015, the warrants had been earned, and are included in the outstanding warrants table in Note 7(d). There were no options granted during the year ended February 28, 2017 (February 29, 2016: none).

In connection with the vesting of certain employees’, officers’ and directors’ stock options, and warrants for the year ended February 28, 2017, the Company has recorded stock option compensation of $Nil (2016 - $83,880; 2015 - $16,236) which was credited to additional paid- in capital and expensed in selling, general and administrative expenses in the year.

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

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

9.	Derivative Liability (continued)

The non-employee share purchase option and warrant liabilities are accounted for at their respective fair values and are summarized as follows:

	2017	2016	2015
Derivative liability, opening balance	$59,990	$120,337	$284,195
Warrants issued during the year	-	-	32,570
Options issued during the year	-	20,970	-
Change in fair value of options and warrants	(13,638)	(81,317)	(196,428)
Derivative liability, closing balance	$46,352	$59,990	$120,337

An estimate for the fair value of non-employee stock options and warrants is determined through use of the Black-Scholes Model. Assumptions applied by management as at February 28, 2017 were as follows: (1) weighted average risk-free rate of 0.67% (2016 – 0.69%; 2015 – 0.69%); (2) weighted average dividend yield of nil (2016 – nil; 2015 – nil); (3) a weighted average expected volatility of 91.47% (2016 – 59.9%; 2015 – 58.6%); (4) a weighted average expected life of 27 months (2016 - 38 months; 2015 – 43 months); and (5) a weighted average exercise price of $2.75 USD. These options have been included in the stock options data presented in Note 7(c).

As at February 28, 2017 the warrants granted to consultants had not been exercised.

The exercise of non-employee options and warrants will result in a reduction of the derivative liability.

10.	Income Tax

Earnings before income taxes and the provision for income taxes consisted of the following for the years ended February 28, 2017, February 29, 2016, and February 28, 2015:

	2017	2016	2015

(Loss) before tax from continuing operations	$(3,103,321)	$(3,919,581)	$(3,834,724)
Earnings (loss) before tax from discontinued operations	(926,111)	2,179,643	3,373,649
Earnings (loss) before income taxes:
Canada	$(4,029,432)	$(1,739,938)	$461,075
United States	-	-	(16,528)
Total	(4,029,432)	$(1,739,938)	$444,547

Provision (recovery) for income taxes:
Current	$-	$-	$-
Deferred, Canada	2,480,257	(436,654)	108,965
Deferred, United States	-	-	-
Total	$2,480,257	$(436,654)	$108,965

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

10.	Income Tax (continued)

Income tax computed at statutory tax rates reconciles to the income tax provision, using a 26% (2016 – 26%, 2015 – 26%) statutory tax rate, as follows:

	2017	2016	2015
Tax at statutory rates at CDN rates	$(1,047,652)	$(452,384)	$115,582
Foreign loss taxed at US rates	-	-	(4,297)
Effect of foreign exchange on loss carry-forwards	-	(704,281)	(174,257)
Non-deductible expenses (revenue)	(55,681)	7,352	(37,861)
Other items, net	-	-	42,380
Change in valuation allowance	3,583,590	712,659	167,418

Income tax provision (recovery) for year	$2,480,257	$(436,654)	$108,965

As at February 28, 2017, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $8 million which can be applied against future earnings in Canada and $10.8 million in the United States. The net operating loss carry forward amounts commence to expire in 2027 through 2037.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2017	2016

Operating and other losses carried forward	$6,589,096	$6,127,452
Property, plant and equipment	1,451,069	809,380
Trademark and deferred costs	112,245	112,245
Financing costs	-	-
Total deferred tax assets	8,152,410	7,049,077
Valuation allowance	(8,152,410)	(4,568,820)

Net deferred tax assets	$-	$2,480,257

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of tax assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

The tax years that remain open to examination by the tax authorities are generally 2012-2017. The net operating losses from prior years are subject to adjustment under examination to the extent they remain unutilized in an open year.

There are no uncertain tax positions to recognize at February 28, 2017 and February 29, 2016.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

11.	Commitments

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

2018	$123,073
2019	123,073
2020	130,376
2021	130,376
2022	130,376
and thereafter	130,376

Total future minimum payments	$767,650

During the years ended February 28, 2017, February 29, 2016 and February 28, 2015, the Company incurred rental expenses of $553,763, $705,765, and $750,879 respectively.

The Company has committed to certain purchase obligations as follows:

2018	$19,756
2019	19,850
2020	19,725
2021	9,818
2022	-
and thereafter	-

Total future minimum payments	$69,149

12.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

13.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2017	2016	2015

i)	Incurred consulting fees with a company related by a director in common	$-	$21,000	$84,000
ii)	Incurred professional service fees with a company related by a director in common	$-	$132,000	$528,000
iii)	Incurred marketing consulting services with a company related by a director in common	$3,113	$5,619	$124,225
iv)	Incurred bottling services from a company related by a director in common	$305,289	$218,812	$183,186
v)	Incurred consulting fees with a company related by an officer in common	$213,311	$150,000	$150,000
vi)	Incurred services from a company related by a director in common	$1,775	$1,055	$-
vii)	Purchased supplies from a company related by an officer in common	$1,728	$1,273	$15,026

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

14.	Fair Value of Financial Instruments

The Company’s financial assets and financial liabilities as at February 28, 2017, measured at fair value on a recurring basis are summarized below:

	Quoted	Significant	Significant	Balance,
	Prices in	Observable	Unobservable	February 28,
	Active Market	Inputs	Inputs	2017
	(Level 1)	(Level 2)	(Level 3)
Cash	$4,315,028	$-	$-	$4,315,028
Derivative liability	-	-	(46,352)	(46,352)
	$4,315,028	$-	$(46,352)	$4,268,676

The Company’s financial assets and financial liabilities as at February 29, 2016, measured at fair value on a recurring basis are summarized below:

	Quoted	Significant	Significant	Balance,
	Prices in	Observable	Unobservable	February 29,
	Active Market	Inputs	Inputs	2016
	(Level 1)	(Level 2)	(Level 3)
Cash	$282,819	$-	$-	$282,819
Derivative liability	-	-	(59,990)	(59,990)

	$282,819	$-	$(59,990)	$222,829

The fair value of cash and cash equivalents approximates its carrying value.

The fair value of the derivative liability for non-employee stock options is determined through use of the Black-Scholes model (Note 9).

15.	Segment Information

The Company presently operates in one industry segment being the development, marketing and distribution of beverages. The Company’s principal operations are comprised of an integrated distribution system for beverages. Substantially, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

During the year ended February 28, 2017, the Company’s ten largest customers comprised approximately 93% (2016 - 96%; 2015 - 95%) of revenue and no one customer comprised more than 74% (2016 - 84%; 2015 - 90%) of revenue.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

16.	Discontinued operations

On December 15, 2016 the Company approved the discontinuation of all activities relating to the Company’s co-packing operations. As a result the co-packing operations have ceased and all assets have been liquidated. All liabilities will be settled. All costs associated with the discontinuation have been recorded as of February 28, 2017.

In conjunction with the discontinuance of the co-packing operations, the Company has presented the assets and liabilities under the captions “assets of discontinued operations” and “liabilities of discontinued operations” respectively in the accompanying balance sheets as at February 28, 2017 and February 29, 2016, and consist of the following:

Assets of discontinued operation:	2017	2016
Accounts Receivable	$-	$230,275
Prepaid expenses and deposits	26,195	51,195
Total current assets	26,195	281,470
Property, plant and equipment	-	6,830,148
Deferred tax assets	-	2,480,257
Total assets	$26,195	$9,591,875

Liabilities of discontinued operation
Accounts payable and accrued liabilities	$300,000	$-
Lease inducement	-	22,234
Total liabilities	$300,000	$22,234

Amounts presented for the years ended February 28, 2017, February 29, 2016, and February 28, 2015 have been reclassified to conform to the current presentation. The following table provides the amounts reclassified for the years then ended:

Amounts reclassified	2017	2016	2015

Gross Revenue	$7,907,960	$10,318,493	$13,201,338
Less: Discounts, rebates slotting fees	(191,667)	(101,830)	(352,207)
Net Revenue	7,716,293	10,216,663	12,849,131
Cost of sales	5,350,213	6,909,442	7,360,651
Selling, general, and administrative	1,004,315	651,901	701,171
Depreciation of property, plant, equipment and intangible assets	426,699	475,677	501,319
Loss on disposal of assets	1,861,177	-	719
	8,642,404	8,037,020	8,569,860
Net Income (loss) before taxes	(926,111)	2,179,643	4,279,271
Income tax provision (recovery)	2,480,527	(436,654)	108,965
Total amount reclassified as discontinued operations	$(3,406,368)	$2,616,297	$4,170,306

17.	Subsequent Events

In accordance with ASC 855, the Company evaluated subsequent events through May 30, 2017, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 29, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F -3, filed with the Securities and Exchange Commission on September 24, 2007.

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