Form 20-F
period 2018-02-28
LEADING BRANDS INC
filed 2018-06-01
CIK 884247

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

U.S.A.

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-19884

LEADING BRANDS, INC.

[Exact name of Registrant as specified in its charter]

Not Applicable

[Translation of Registrant’s name into English]

British Columbia, Canada

[Jurisdiction of incorporation or organization]

Unit 101 – 33 West 8th Avenue, Vancouver, BC, Canada V5Y 1M8

[Address of principal executive offices]

Ralph McRae, Chief Executive Officer

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

As of February 28, 2018, Leading Brands, Inc. had 2,802,412 Common Shares, without par value, outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☒    No  ☐

INTRODUCTION

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

Forward-Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments. The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;

•	operating strategies;

•	expected future revenues, earnings and margins;

•	reliance upon limited customers for a preponderance of our revenue;

•	anticipated operating, selling and general and administrative costs;

•	availability of raw materials, including water, sugar, cardboard , closures and flavoring;

•	effects of seasonality on demand for our products;

•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;

•	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2019;

•	anticipated capital expenditures; and

•	anticipated increased sales volumes with certain product lines.

Such forward-looking statements are estimates reflecting the Company’s judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under “Item 3.D. Risk Factors,” as well as other possible risks such as shareholder and regulatory approvals of the Company’s planned acquisition of Liquid Media Group Ltd. (“Liquid”) by way of plan of arrangement, general economic conditions, changing trends in the film and gaming media industries, pricing, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. Events may occur in the future that the Company is unable to accurately predict, or over which it has no control. If one or more of those uncertainties materialize, or if the underlying assumptions prove incorrect, actual outcomes may vary materially from those forward-looking statements included in this Annual Report.

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

	FISCAL YEAR ENDED Feb. 28, 2018	FISCAL YEAR ENDED Feb. 28, 2017	FISCAL YEAR ENDED Feb. 29, 2016	FISCAL YEAR ENDED Feb. 28, 2015	FISCAL YEAR ENDED Feb. 28, 2014
Net sales / revenue from continuing operations	NIL	NIL	NIL	NIL	NIL
Net income (loss) from continuing operations	($830,115)	($713,945)	($1,192,226)	($1,009,400)	($1,132,028)
Net income (loss) from discontinued operations	($2,557,034)	($5,795,744)	$(111,058)	$1,344,982	$2,295,323
Net income (loss)	($3,387,149)	($6,509,689)	($1,303,284)	$335,582	$1,163,295
Earnings (loss) per share, basic – continuing operations	(0.30)	($0.25)	($0.41)	($0.35)	($0.39)
Earnings (loss) per share, basic – discontinued operations	(0.91)	($2.05)	$(0.04)	$0.46	$0.78
Earnings (loss) per share, diluted - continuing operations	(0.30)	($0.25)	($0.41)	($0.32)	($0.35)
Earnings (loss) per share, diluted - discontinued operations	(0.91)	($2.05)	$(0.04)	$0.42	$0.72

Total assets	$1,453,652	$5,979,686	$13,274,708	$14,755,112	$15,140,842
Net assets	$1,063,223	$5,028,288	$11,677,766	$13,073,486	$12,820,201
Share Capital	$31,305,247	$31,305,247	$31,946,732	$32,401,440	$32,713,370
Long-term debt	NIL	NIL	NIL	NIL	NIL
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL
Weighted average common shares outstanding basic and diluted	Basic: 2,802,412 Diluted: 2,802,412	Basic: 2,820,647 Diluted: 2,820,647	Basic: 2,880,882 Diluted: 2,880,882	Basic: 2,922,684 Diluted: 3,192,963	Basic: 2,929,722 Diluted: 3,246,223

3.	Exchange Rates

Exchange Rate – May 1, 2018: 1.2867

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	Apr. 1-30, 2018	Mar. 1-30, 2018	Feb. 1-28, 2018	Jan. 1-31, 2018	Dec. 1-29, 2017	Nov. 1-30, 2017
High	1.2908	1.3088	1.2809	1.2535	1.2886	1.2888
Low	1.2552	1.2830	1.2288	1.2293	1.2545	1.2683

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Mar. 1, 2017 to Feb. 28, 2018	Mar. 1, 2016 to Feb. 28, 2017	Mar. 1, 2015 to Feb. 29, 2016	Mar. 1, 2014 to Feb. 28, 2015	Mar. 1, 2013 to Feb. 28, 2014
Average	1.2880	1.3109	1.3058	1.1255	1.0462

B.	Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.	Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.	Risk factors.

Risks Related To Our Business

The Company is a “shell company” as defined in Rule 12b-2 of the Exchange Act.

Following the sale and disposition of the Company’s water brand and remaining beverage assets by virtue of the disposition of the shares of its subsidiaries, including Leading Brands of Canada, Inc. (“LBCI”) on September 15, 2017, the Company became a shell company. As a shell company, the Company’s common shares are not eligible to be sold pursuant to Rule 144 promulgated pursuant to the Securities Act. In addition, it is possible that Nasdaq (as defined below) may not determine that the Company has regained compliance with the Nasdaq rules due to the Company’s shell company status. See “The Company’s Plan to regain compliance with the Nasdaq’s minimum $2.5 million stockholders’ equity and other requirements for continued listing is contingent upon the Company successfully closing its planned acquisition of Liquid” below.

There can be no certainty that the Transaction will be completed.

As previously announced on September 18, 2017, the Company entered into a definitive arrangement agreement dated September 17, 2017 (the “Arrangement Agreement”) with Liquid to acquire Liquid by way of a plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Transaction”) and is seeking to list the post-acquisition entity on The Nasdaq Capital Market (the “Nasdaq”). In accordance with the applicable Canadian securities laws, the Company plans to hold a special meeting of shareholders to consider resolutions to approve the issuance of the shares forming the consideration to be paid to Liquid shareholders pursuant to the Transaction, among other things. A special meeting of Company shareholders is expected to be held concurrently with a special meeting of Liquid shareholders, which will be called by Liquid to consider the Transaction. Closing of the Transaction is subject to Liquid receiving approval from its shareholders for the Transaction. The Transaction will also require the approval of Company shareholders and the Supreme Court of British Columbia (the “Court”), as well as certain regulatory approvals. If the requisite approvals of the Liquid shareholders, the Company shareholders, and the Court are not obtained and/or the regulatory approvals and other conditions of the Transaction are not satisfied, the Company may not be able to close the Transaction which may result in the Company being unable to maintain its public listing on the Nasdaq.

Completion of the Transaction is subject to certain conditions that may be outside the control of both the Company and Liquid, including, without limitation, the requisite approvals of the Company shareholders and the Liquid Shareholders and the receipt of the final order from the Court. There can be no assurance that these conditions will be satisfied or that the Transaction will be completed as currently contemplated or at all.

There is also no certainty, nor can either party provide any assurance, that the Amended and Restated Arrangement Agreement will not be terminated by either party before completion of the Transaction.

If the Transaction is not completed, the market price of the Company shares and the Liquid shares may decline and their respective businesses may suffer. In addition, the Company and Liquid will each remain liable for significant consulting, accounting and legal costs relating to the Transaction and will not realize anticipated synergies, growth opportunities and other benefits of the Transaction. Liquid and the Company may, if the Transaction is not consummated, be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet capital requirements. If the Transaction is delayed, the achievement of synergies and the realization of growth opportunities could be delayed and may not be available to the same extent.

The Company’s plan to regain compliance with the Nasdaq’s minimum $2.5 million stockholders’ equity and other requirements for continued listing is contingent upon the Company successfully closing its planned acquisition of Liquid.

On January 23, 2018, the Company received notice from the Nasdaq Listing Qualifications Staff (“Nasdaq Staff”) indicating that the Company no longer complied with Listing Rule 5550(b) (the “Rule”), based in part upon the Company’s non-compliance with the minimum $2.5 million stockholders’ equity requirement for continued listing on the Nasdaq as of November 30, 2017 and the Company was granted a 45-day period to submit a plan to regain compliance with the Rule. On March 23, 2018, the Nasdaq Staff granted the Company an extension of time to regain compliance with the Rule. The terms of the extension are as follows: on or before July 23, 2018, the Company will submit an application for the post Transaction entity to list on the Nasdaq, comply with all initial listing standards of the Nasdaq, and receive approval to trade the securities of the post Transaction entity on the Nasdaq. The Company believes that upon closing the Transaction, that the resulting combined entity will meet all applicable requirements for listing on the Nasdaq. If the Company is unable to complete the Transaction, or, if the Company is able to complete the Transaction but unable to satisfy the Rule and the other requirements of the Nasdaq, then the Company may be unable to maintain its listing on the Nasdaq and could be de-listed.

The Company depends on key management employees.

The Company’s business is dependent upon the continued support of existing senior management, including Ralph D. McRae, who is the Chairman, President, Chief Executive Officer and a director of the Company. Mr. McRae has been with the Company since March 1996, and he has been responsible for the Company’s business planning, corporate and brand initiatives and financings. The loss of Mr. McRae, or any other key members of the Company’s existing management, could adversely affect the Company’s business and prospects. There may be a limited number of personnel with the requisite skills to serve in these positions and the Company may be unable to locate or employ such qualified personnel on acceptable terms.

Possible conflicts of interest may arise with the Company’s directors, officers, and other members of management.

Certain of the Company’s directors, officers, and other members of management presently serve as directors, officers, promoters or members of management of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties to such other companies. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Litigation or legal proceedings could expose the Company to significant liabilities and thus negatively affect the Company’s financial results.

The Company is a party, from time to time, to litigation claims and legal proceedings. Defending such proceedings could result in significant ongoing expenditures and the continued diversion of Company management’s time and attention from the operation of the Company’s business, which could have a negative effect on the Company’s business operations. The Company’s failure to successfully defend or settle any litigation or legal proceedings could result in liability that, to the extent not covered by the Company’s insurance, could have a material adverse effect on the Company’s financial condition, revenue and profitability, and could cause the market value of the Company’s common shares to decline. Following the disposition of LBCI’s Edmonton bottling plant (the “Plant”) during the fiscal year ended February 28, 2017, LBCI was involved in a legal dispute with former employees of the Plant. The Company assumed liability for any claims and LBCI posted a $600,000 deposit with its lawyers to secure payment of that and any other claims and associated professional fees. The parties have agreed to settle the matter and are in the process of finalizing the resulting releases and legal documentation. The settlement severance has been accrued in the Company’s consolidated financial statements.

Other risks related to the Company’s business may arise and affect the Company’s sales and earnings.

For example, such risks may include:

•	whether the Company is able to successfully close the Transaction; and

•	changes in general economic and business conditions.

Risks Related to the Transaction

The Transaction, if completed, will fundamentally change the Company’s primary business from beverage co-packing and distribution to film and gaming content creation and distribution.

The integration of the Company and Liquid may not occur as planned.

The ability to realize the benefits of the Transaction will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the combined company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating the Company’s and Liquid’s businesses following completion of the Transaction. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following completion of the Transaction and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of the combined company to achieve the anticipated benefits of the Transaction.

The value of the Company shares that Liquid shareholders receive under the Transaction or of the Company shares that existing Company shareholders retain following the Transaction, may be less than the value of the Liquid shares or Company Shares, as applicable, as of the date of the Amended and Restated Arrangement Agreement (as defined herein) or the date of the shareholder meetings.

The consideration payable to Liquid shareholders pursuant to the Transaction is based on a fixed exchange ratio and there will be no adjustment for changes in the market price of Company shares or Liquid shares prior to the consummation of the Transaction. None of the parties are permitted to terminate the Amended and Restated Arrangement Agreement (as defined herein) and abandon the Transaction solely because of changes in the market price of the Company shares or Liquid shares.

There may be a significant amount of time between the date when Company shareholders and Liquid shareholders vote at their respective shareholder meetings and the date on which the Transaction is completed. As a result, the relative or absolute prices of the Company shares or the Liquid shares may fluctuate significantly between the dates of the Amended and Restated Arrangement Agreement, the shareholder meetings and completion of the Transaction.

These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the Transaction will be completed and the timing of its completion, the prospects for the combined company’s post-combination operations, the effect of any conditions or restrictions imposed on or proposed with respect to the combined company by governmental authorities and general market and economic conditions.

As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Company shares that Liquid shareholders will receive on completion of the Transaction. There can be no assurance that the market value of the Company shares that Liquid shareholders will receive on completion of the Transaction will equal or exceed the market value of the Liquid shares held by such Liquid shareholders prior to such time. In addition, there can be no assurance that the trading price of the Company shares will not decline following completion of the Transaction.

Following the Transaction the trading price of the Company shares may be volatile.

The trading prices of the Company shares and the Liquid shares have been and may continue to be subject to and, following completion of the Transaction, the common shares of the combined company may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors. Following the completion of the Transaction, a significant number of additional Company shares will be available for trading in the public market. The increase in the number of Company shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Company shares. The potential that such a shareholder may sell its Company shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Company shares in the public market, could adversely affect the market price of the Company shares.

The Company will be vulnerable to exchange rate fluctuations.

Liquid’s film and gaming content creation and distribution business is carried out primarily in Canada. However, Liquid purchases certain hardware, software, and digital content production equipment priced in U.S. dollars, for the use of its operations in Canada. Liquid also sells or is planning to sell certain developed media and entertainment content into the United States as well as into the People’s Republic of China (via Liquid’s 51% equity stake in Majesco Entertainment Company (“Majesco”) which is currently developing products for sale in the People’s Republic of China). As a result, after the Company’s planned acquisition of Liquid, the Company will be vulnerable to exchange rate fluctuations and it does not presently use any financial instruments to hedge foreign currency fluctuations. A significant increase in the value of the U.S. Dollar (USD) or Chinese Renminbi (CNY) in relation to the Canadian dollar would negatively impact the Company’s earnings.

The Company will use a limited number of suppliers.

Liquid relies on a limited number of suppliers for hardware, software, and film and gaming production equipment. While other sources of supply do exist for this equipment, an unexpected disruption in supply or an increase in pricing could have a negative impact on the Company’s earnings after it acquires Liquid.

The Company is exposed to varying degrees of competition.

Increased consolidations of the Company’s competitors within the media and entertainment industry with and into larger companies, increased market place competition, and more competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth. The competition in the media and entertainment industry is likely to continue, and the Company cannot make any assurance that this competition will not intensify in the future, which could materially and adversely affect the Company’s financial condition and results of operations.

Changes in the film and gaming entertainment industries could adversely affect the Company’s financial results.

The film and gaming media business environment is constantly evolving as a result of, among other things, changes in consumer preferences, evolving technology, shifting consumer tastes and needs, changes in consumer lifestyles and competitive product and pricing pressures. If the Company is unable to successfully adapt to this constantly changing environment, the Company’s earnings and sales could be negatively affected.

Changes in laws and regulations could negatively affect the Company’s operations.

After the completion of the Transaction, the Company will be subject to various laws and regulations, and changes in such laws and regulations could have a negative impact on the Company’s operations. For example:

•	the Company has significant tax loss carry-forwards available, and a change in its business from hot-fill beverage co-packing to film and gaming content creation and/or changes in legislation affecting these losses could negatively impact future earnings; and

•	changes in laws and regulations affecting film and television tax credits in the Province of British Columbia and other jurisdictions where Liquid and its subsidiaries conduct business could add costs to the Company’s operations and/or could decrease consumer demand for the Company’s products.

The Company depends on protections afforded by trademarks and copyrights.

Liquid and its subsidiaries hold a number of trademarks and copyrights relating to certain significant products. The Company will rely on trademark laws and contractual provisions to protect these trademarks and copyrights, and there can be no assurance that third parties will not infringe or misappropriate the Company’s trademarks and copyrights. If the Company loses some or all of its intellectual property rights, the Company’s business may be materially adversely affected.

The Company is vulnerable to operating losses.

Liquid’s film and gaming content creation operations are relatively capital intensive while revenue-generating opportunities depend on the availability of projects in the market. During periods of low project volumes, fixed costs can result in operating losses. Additionally, following Liquid’s acquisition of a 51% control interest in Majesco on January 15, 2018, Liquid will have exposure to additional financial risks resulting from the performance of Majesco’s business operations.

The Company’s failure to accurately estimate demand for Liquid’s media and entertainment products and services could adversely affect the Company’s business and financial results.

The Company may not correctly estimate demand for Liquid’s products and services. The Company’s ability to estimate demand for Liquid’s products and services is imprecise, particularly as Liquid enters new markets in Asia. If the Company materially underestimates or overestimates demand for Liquid’s products and services, the Company’s financial results may be adversely affected.

General Risks Related To The Film and Gaming Industry

Liquid competes with large companies with greater resources.

Liquid competes, to some degree, with other larger companies in the film and gaming industry. Some of these competitors have substantially greater marketing, cash, distribution, production, technical and other resources than Liquid. The Company cannot make any representation that such competition will not intensify in the future which could materially and adversely affect the Company’s financial condition and operations.

The Film and Gaming industry is subject to various regulations and the Company will need to be in compliance with current and changing rules and regulations.

The creation and distribution of film and gaming content is subject to the rules and regulations of various federal and provincial agencies. Any adverse publicity associated with any non-compliance may damage the Company’s reputation and its ability to successfully market its products and services.

Risks Related To The Company’s Capital Stock

The Company’s common shares have experienced significant price volatility.

The Company’s common share price has experienced significant price volatility, with closing trading prices on the Nasdaq ranging from a low of US$0.82 to a high of US$5.62 during the five-year period from March 1, 2013 to February 28, 2018. During this period, the stock market for other small capitalization stocks has also experienced significant price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such future fluctuations could adversely affect the market price of the Company’s common shares. The Company has had periods where the bid price of the Company’s common shares closed below US$1.00 per share and on January 23, 2018, the Company received notice that it was non-compliant under the Rule. The Company was granted a 45-day period to submit a plan to regain compliance with the Rule. On March 23, 2018, the Nasdaq Staff granted the Company an extension of time until July 23, 2018 to regain compliance with the Rule. The terms of the extension are as follows: on or before July 23, 2018, the Company will submit an application for the post Transaction entity to list on the Nasdaq, comply with all initial listing standards of the Nasdaq, and receive approval to trade the securities of the post Transaction entity on the Nasdaq. The Company believes that upon closing the Transaction, that the resulting combined entity will meet all applicable requirements for listing on the Nasdaq. If the Company is unable to complete the Transaction, or, if the Company is able to complete the Transaction but unable to satisfy the Rule, then the Company may be unable to maintain its listing on the Nasdaq and could be de-listed. If the Company is de-listed, the price of the Company’s common shares may fall and there may be a limited trading market for the common shares on other trading markets such that investors may not be able to trade the desired number of shares.

Sales of a substantial number of the Company’s common shares into the public market could result in significant downward pressure on the price of the Company’s common shares.

The Company’s common shares are traded on the Nasdaq under the symbol “LBIX.” As of February 28, 2018, there were 2,802,412 common shares issued and outstanding. The concurrent sale of a substantial number of the Company’s common shares in the public market could cause a reduction in the market price of the Company’s common shares.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain the Company’s current status as a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act), where more than 50% of the Company’s outstanding voting securities are directly or indirectly owned by residents of the United States, the Company must not have any of the following: (i) a majority of the Company’s executive officers or directors being U.S. citizens or residents, (ii) more than 50% of the Company’s assets being located in the United States, or (iii) the Company’s business being principally administered in the United States. If the Company were to lose its “foreign private issuer” status, either as a result of the acquisition of Liquid or otherwise:

•	the Company would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;

•	the Company would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to the Company, such as Forms 20-F and 6-K;

•	the Company would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;

•	the Company may lose the ability to rely upon exemptions from the Nasdaq corporate governance requirements that are available to foreign private issuers; and

•	if the Company’s engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the Securities and Exchange Commission (the “SEC”) as a condition to any such financing.

The Company is incorporated in British Columbia, Canada, and all of the Company’s directors and officers live in Canada, and most of the Company’s assets are in Canada; therefore, investors may have difficulty initiating legal claims and enforcing judgments against the Company and its directors and officers.

The Company is a corporation existing under the laws of British Columbia, all of its directors and officers are citizens of Canada and the majority of the Company’s assets and operations are located outside of the United States. It may not be possible for shareholders to enforce, in Canada, judgments against the Company obtained in the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

While reciprocal enforcement of judgment legislation exists between Canada and the United States, the Company and its insiders may have defenses available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. As such, there is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against the Company or such persons predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against the Company or such persons predicated upon the U.S. federal and state securities laws. Therefore, the Company’s shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

The Company may be deemed to be a controlled foreign corporation or a passive foreign investment company under the Internal Revenue Code of 1986, as amended (the “Code”)

If more than 50% of the voting power of all of the Company’s classes of shares or total value of the Company’s shares is owned, directly or indirectly, by citizens or residents of the United States, U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (“U.S. Shareholders”), each of which owns 10% or more of the total combined voting power of all of the Company’s classes of shares (“10% U.S. Shareholders”), the Company could be treated as a “controlled foreign corporation,” as such term is defined under Subpart F of the Code. This classification would effect many complex results, including the required inclusion by such U.S. Shareholders in income of their pro rata shares of the Company’s “Subpart F income” (as specifically defined by the Code), if any, and the requirement that 10% U.S. Shareholders comply with certain additional U.S. tax reporting obligations. While the Company believes that it is a controlled foreign corporation, the Company has not made a determination as to whether it is a controlled foreign corporation under the Code, and cannot give any assurance that it would not be determined to be a controlled foreign corporation under the Code now or in the future.

As the Company currently does not have active operations, even if the Company is not a controlled foreign corporation, it could be treated as a “passive foreign investment company” under the Code, depending upon the nature of the Company’s income and assets and those of its subsidiaries. Such a status would effect many complex results to the Company’s U.S. Shareholders, including those who own less than 10% of the total combined voting power of the Company’s outstanding shares.

These results might include imposition of higher rates of tax on certain dividends and on gains from sale of the Company’s shares than would otherwise apply. While the Company does not believe that it is a passive foreign investment company nor ever has been, the Company has not made a determination as to whether it is or ever has been a passive foreign investment company and so cannot give any assurance in this regard, whether now or in the future.

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

33 W. 8th Avenue – Unit 101

Vancouver BC

Canada V5Y 1M8

Tel: 604-685-5200

4.	During the Company’s fiscal years ended February 28, 2017 and February 28, 2018, the Company realized several material changes to both its organizational structure as well as the nature of its business.

On September 22, 2016, the Company announced its intention to exit the co-pack business and wind down operations at its hot-fill bottling plant in Edmonton, Alberta.

On October 31, 2016, the Company announced that it had entered into a binding agreement to sell its Edmonton bottling plant, land, and buildings with a scheduled closing date of February 1, 2017.

On February 1, 2017, the Company sold its Edmonton bottling plant and adjusted its operations from a bottler/distributor to just that of a distributor.

On September 15, 2017, in preparation for the Company’s planned entry into the film and gaming content creation business, the Company disposed of its legacy beverage assets through the disposition of its subsidiaries to a company in which Mr. McRae, a director and officer of the Company, is an officer, director and indirect minority shareholder, for $325,000, which is net of assumed liabilities for certain employee obligations and other matters, all of which is subject to certain working capital adjustments. An additional $600,000 is held in escrow as security for payment of certain liabilities that remain the responsibility of the Company. In addition, the Company is entitled to any excess amounts realized via a sublease of office and warehouse premises in Vancouver, Canada between LBCI and Richmond Holdings Ltd. (“Richmond Holdings”) after all costs and expenses arising in relation to that head lease (the “Lease”). The transaction was reviewed and approved by the disinterested directors of the Company.

On September 17, 2017, the Company entered into the Arrangement Agreement to acquire 100% of Liquid pursuant to the Transaction. Liquid’s primary business is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution. At the time of this announcement, the Company anticipated that its shareholders would hold 22.637% and Liquid shareholders would hold 77.363% of the post-transaction entity. The Company also announced its intention that at the time of the closing of the Transaction, that all of its Board members, with the exception of Mr. Tom Gaglardi, would resign and be replaced by Messrs. Jackson, Brezer and Cruz, and Ms. Katsoolis, who are directors and an officer of Liquid.

On January 15, 2018, the Company announced an amendment to the Arrangement Agreement by entering into the amended and restated definitive arrangement agreement dated January 14, 2018 (the “Amended and Restated Arrangement Agreement”) with Liquid relating to the Transaction whereby the original agreed valuation of existing Company shares was increased from USD$1.50 per share to USD$1.78 per share. As a result, the Company’s shareholders are anticipated to hold 25.8% and Liquid shareholders are anticipated to hold 74.2% of the post-transaction entity. At the same time, the Company announced that Liquid had acquired 51% of Majesco, a proven gaming publisher. The acquisition of Majesco by Liquid satisfied one of the key terms of the Amended and Restated Arrangement Agreement relating to the Transaction whereby Liquid shall acquire a gaming studio.

On January 23, 2018, the Company received notice from the Nasdaq Staff indicating that the Company no longer complied with the Rule, based in part upon the Company’s non-compliance with the minimum $2.5 million stockholders’ equity requirement for continued listing on the Nasdaq as of November 30, 2017 and the Company was granted a 45-day period to submit a plan to regain compliance with the Rule. On March 23, 2018, the Nasdaq Staff granted the Company an extension of time to regain compliance with the Rule. The terms of the extension are as follows: on or before July 23, 2018, the Company will submit an application for the post Transaction entity to list on the Nasdaq, comply with all initial listing standards of the Nasdaq, and receive approval to trade the securities of the post Transaction entity on the Nasdaq. The Company believes that upon closing the Transaction, that the resulting combined entity will meet all applicable requirements for listing on the Nasdaq. If the Company is unable to complete the Transaction, or, if the Company is able to complete the Transaction but unable to satisfy the Rule and the other requirements of the Nasdaq, then the Company may be unable to maintain its listing on the Nasdaq and could be de-listed.

On February 8, 2018, the Company announced that it had entered into a support agreement with Liquid’s subsidiary, Majesco, whereby the Company will invest in the exploitation of Majesco’s gaming properties in Asia. In order to assist Liquid with the development of its gaming business (and in advance of the closing of the preferred share financing investment), the Company agreed to advance funds to Majesco so that Majesco can retain Web Presence in China (“WPIC”) to assist Majesco develop its intellectual properties and gaming content in the People’s Republic of China. Under the terms of the support agreement, the Company agreed to invest USD$50,000 to Majesco as consideration for receiving 5% of Majesco’s net profits from its sales of gaming assets in Asia for a period of 5 years. On February 5, 2018, the Company advanced an initial tranche of USD$25,000 of its planned USD$50,000 investment to Majesco. This amount is refundable from Majesco if the Transaction is not completed by June 1, 2018

5.	The Company expended $nil on the purchase of property, plant and equipment in the fiscal year ended February 28, 2018.

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

6.	There are no significant capital expenditures that are planned for the fiscal year ending February 28, 2019. However, this may change after the planned acquisition of Liquid is completed by way of plan of arrangement.

7.	There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

B.	Business overview.

1.	During the fiscal years ended February 28, 2017 and February 28, 2018, the Company exited the beverage bottling, distribution, sales, merchandising, and branding business in order to take advantage of perceived growth opportunities in the film and gaming content creation and distribution business. As set out elsewhere herein, the Company has entered into an Amended and Restated Arrangement Agreement to acquire a 100% interest in Liquid pursuant to the Transaction. Liquid’s primary business is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution. The acquisition of Liquid is subject to the Company obtaining various regulatory, exchange, and court approvals which are outside the Company’s direct control. As such, the Company is unable to make any representation that the acquisition will be successfully completed or approved.

2.	Exiting the Beverage Co-Pack and Distribution Business

Sale of Legacy Beverage Assets. In the fiscal year ended February 28, 2017, the Company sold its 50,000 square foot bottling plant in Edmonton, Alberta. As part of the sale of its legacy beverage assets, on September 15, 2017 the Company disposed of its subsidiaries to a company in which Mr. McRae, a director and officer of the Company, is an officer, director and indirect minority shareholder, for $325,000, which is net of assumed liabilities for certain employee obligations and other matters, all of which is subject to certain working capital adjustments. An additional $600,000 is held in escrow as security for payment of certain liabilities that remain the responsibility of the Company. In addition, the Company is entitled to any excess amounts realized via a sublease of office and warehouse premises in Vancouver, Canada between LBIC and Richmond Holdings after all costs and expenses arising in relation to the Lease. The transaction was reviewed and approved by the disinterested directors of the Company.

3.	Entering the Film and Gaming Content Creation and Distribution Business

Pending Acquisition of Liquid. On September 17, 2017, the Company entered into the Arrangement Agreement to acquire 100% of Liquid by way of a plan of arrangement. Liquid’s primary business is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution. Based on the agreed valuation of the Company’s shares at USD$1.78 per share pursuant to the Amended and Restated Arrangement Agreement, Company shareholders are anticipated to hold 25.8% and Liquid shareholders are anticipated to hold 74.2% of the post-transaction entity.

Acquisition of Majesco. On January 15, 2018, the Company announced that Liquid had successfully acquired 51% of Majesco, a proven gaming publisher. The acquisition of Majesco by Liquid satisfied one of the key terms of the Amended and Restated Arrangement Agreement whereby Liquid shall acquire a gaming studio. Majesco is the developer of mobile, console, and desktop downloadable games including such hits as “A Boy and his Blob” and “Gone Home.” In order to advance Majesco’s development of its gaming business in the growing Asian market, in Q1 of 2018, the Company announced that it had entered into a support agreement with Majesco, whereby the Company will invest in the exploitation of Majesco’s gaming properties in Asia. In order to assist Liquid with the development of its gaming business (and in advance of the closing of the preferred share financing investment), the Company agreed to advance funds to Majesco so that Majesco can retain WPIC to assist Majesco to develop its intellectual properties and gaming content in the People’s Republic of China. Under the terms of the support agreement, the Company agreed to invest USD$50,000 to Majesco as consideration for receiving 5% of Majesco’s net profits from its sales of gaming assets in Asia for a period of 5 years. On February 5, 2018, the Company advanced an initial tranche of USD$25,000 of its planned USD$50,000 investment to Majesco. This amount is refundable from Majesco if the Transaction is not completed by June 1, 2018.

4.	Other Business Overview Information

All of the Company’s operations and assets are located in Canada. As at February 28, 2018, the Company did not have any employees and consolidated its operations through its offices and independent contractors.

5.	The Company makes no statements concerning its competitive position.

C.	Organizational structure.

The Company had no subsidiaries as at February 28, 2018. On September 15, 2017, in preparation for the Company’s planned entry into the film and gaming content creation business, the Company disposed of its legacy beverage assets through the disposition of its subsidiaries to a company in which Mr. McRae, a director and officer of the Company, is an officer, director and indirect minority shareholder, for $325,000, which is net of assumed liabilities for certain employee obligations and other matters, all of which is subject to certain working capital adjustments. An additional $600,000 is held in escrow as security for payment of certain liabilities that remain the responsibility of the Company. In addition, the Company is entitled to any excess amounts realized via a sublease of office and warehouse premises in Vancouver, Canada between LBIC and Richmond Holdings after all costs and expenses arising in relation to the Lease. The transaction was reviewed and approved by the disinterested directors of the Company. For additional clarity, a list of the names of each of the Company’s subsidiaries that were disposed of during the fiscal year ended February 28, 2018 is included below:

•	Leading Brands of Canada, Inc.;

•	LBI Brands, Inc.;

•	Kert Technologies Inc.

•	Neurogenesis Inc. (Canada);

•	Neurogenesis Inc.: (Nevada);

•	Quick, Inc.;

•	Leading Brands USA, Inc.; and

•	Leading Brands of America, Inc.

D.	Property, plant and equipment.

On February 1, 2017, the Company sold its Edmonton bottling plant and exited its lease of its regional warehouse and distribution center in Edmonton.

On September 15, 2017 in connection with the Company’s sale of its subsidiaries, the purchase price was deposited in escrow as a security for the payment of certain liabilities that were to remain the responsibility of the Company, including certain obligations. Certain other amounts relating to sublease receipts will be added to the escrow relating to the Lease. . The Lease expires in February 2023.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review and Prospects

A.	Operating results.

Introduction

The Company is in the process of undergoing a fundamental change in business from beverage co-packing and distribution to film and gaming content production and distribution.

During the fiscal year ended February 28, 2018, the Company entered into the Amended and Restated Arrangement Agreement to acquire 100% of Liquid pursuant to the Transaction. Liquid’s primary business is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution. The acquisition of Liquid is subject to the Company obtaining various regulatory, exchange, and court approvals which are outside the Company’s direct control. As such, the Company is unable to make any representation that the acquisition will be successfully completed or approved.

Overall Performance – Continuing operations

The major developments during the year ended February 28, 2018 included:

Net loss decreased by $3,122,540 to $3,387,149 for the year ended February 28, 2018 from a net loss of $6,509,689 in the comparable period last year. This change principally occurred due to the Company’s loss on the discontinued co-packing and legacy beverage operations. The discontinued operations in the fiscal year ended February 28, 2018 included the Company’s legacy beverage operations. The Company’s continuing operations that are presented for the current year and prior years represent the results of the parent company, Leading Brands Inc.

Selling, General and Administrative Expenses

For the fiscal year ended February 28, 2018, selling, general and administrative expenses increased by $149,558 from $726,530 in the fiscal year ended February 28, 2017 to $876,088 in the year ended February 28, 2018 primarily as a result of:

•	increased legal and public company expense of $219,474;

•	increased administrative costs of $122,497; and

•	decreased wages and outside service expense of $192,413.

Other Expenses

Depreciation expense was recorded at $1,053 for the fiscal year ended February 28, 2018, which was the same as $1,053 recorded in the prior fiscal year. The Company also recognized depreciation expense within discontinued operations.

In the fiscal year ended February 28, 2018, the Company recorded $19,703 in interest income from bank balances compared to $nil in the prior fiscal year.

The Company recorded $3,995 in other income in fiscal year ended February 28, 2018, compared to $nil in the prior fiscal year. This income represents the net proceeds on the sublease revenue derived from the office on 33 West 8th Avenue in Vancouver, British Columbia.

Discontinued Operations

Net loss from discontinued operations decreased by $3,238,710 to $2,557,034 for the year ended February 28, 2018 from a net loss of $5,795,744 in the comparable period last year. During the fiscal year ended February 28, 2018, the Company disposed of its legacy beverage operations. The decrease in the loss from discontinued operations compared to the prior year is principally due to the write-off of a deferred tax asset of $2,480,257 recognized in the prior year as well as increased losses as a result from the discontinuation of co-packing operations. This decrease was offset by the loss recognized on the disposal of the legacy beverage operations of $1,071,946 in the fiscal year ended February 28, 2018.

Fiscal Year Ended February 28, 2017 – Continuing operations

Selling, General and Administrative Expenses

For the fiscal year ended February 28, 2017, selling, general and administrative expenses decreased $550,597 from $1,277,127 in the fiscal year ended February 29, 2016 to $726,530 in the year ended February 28, 2017 primarily as a result of:

•	decreased stock compensation cost of $104,850;

•	decreased legal and public company expense of $241,472;

•	decreased wages and outside service expense of $131,721; and

•	decreased administrative costs of $4,875.

Other Expenses

Depreciation expense decreased to $1,053 for the fiscal year ended February 28, 2017, as compared to $1,316 in the prior fiscal year.

In the fiscal year ended February 28, 2017, the Company recorded $nil interest income from bank balances compared to $4,900 in the prior fiscal year.

Discontinued Operations

Net loss from discontinued operations increased by $5,684,686 to $5,795,744 for the year ended February 28, 2018 from a net loss of $111,058 in the comparable period last year. The increase in the loss from discontinued operations compared to the prior year is principally the write-off of a deferred tax asset of $2,480,257 recognized in the fiscal year ended February 28, 2017, as well as increased losses as a result from the discontinuation of co-packing operations.

B.	Liquidity and Capital Resources.

Fiscal Year Ended February 28, 2018

As of February 28, 2018, the Company had working capital of $1,060,066 compared to working capital of $3,939,880 at the prior fiscal year end. The Company held $1,369,352 in cash account balances (including restricted cash) at February 28, 2018 compared with $4,315,028 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 28, 2018, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 28, 2018		Fiscal Year ended February 29, 2017	Change
Operating Activities		($2,596,859)	($1,351,804)	($1,245,055)
Investing Activities		$(348,817)	$5,523,802	($5,872,619)
Financing Activities	$	nil	($139,789)	$139,789

The increase in cash utilized in the fiscal year ended February 28, 2018 for operating activities is the result of the higher non-cash expenses (e.g. depreciation, loss on disposal, deferred income tax provisions) associated with the net loss recorded in the prior fiscal year.

The decrease in cash utilized in the fiscal year ended February 28, 2018 for investing activities is the result of the sale of the Edmonton bottling plant, land and building and sale of a long-unused internet domain in the prior fiscal year.

Cash used for financing activities in the fiscal year ended February 28, 2018 was $nil and changed from the prior fiscal year due to cash being used for the Company’s share repurchase program in the prior fiscal year.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2019.

Fiscal Year Ended February 28, 2017

As of February 28, 2017, the Company had working capital of $3,939,880 compared to working capital of $477,354 at the prior fiscal year end. The Company held $4,315,028 in cash account balances at February 28, 2017 compared with $282,819 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at February 28, 2017, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended February 28, 2017	Fiscal Year ended February 29, 2016	Change
Operating Activities	($1,351,804)	($833,873)	($517,931)
Investing Activities	$5,523,802	($409,914)	$5,933,716
Financing Activities	($139,789)	($176,316)	$36,527

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

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2018.

C.	Research and development, patents and licenses, etc.

As a shell company, the Company does not have any deferred product costs at this time. The Company does not have a formal research and development program. It develops products as and when it sees fit by working with existing staff and outside consultants, where appropriate.

As part of the sale of the Company’s subsidiaries in the fiscal year ended February 28, 2018, the Company disposed of its inventory of formulations for a wide variety of juices and new age beverages, as well as many U.S., Canadian and foreign trademarks.

D.	Trend Information.

From 2009 until the last fiscal year ended February 28, 2018, the Company was focused on producing and selling beverage products that can generate superior margins. The Company now plans to enter the film and gaming content and distribution business via its planned acquisition of Liquid by way of plan of arrangement.

The Company believes that growing demand in the film and gaming content production and distribution business represent growth opportunities for the Company and its shareholders.

E.	Off-balance sheet arrangements.

1.	The Company is committed to operating leases for a premise as disclosed in Note 11 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

2.	The Company had no off balance sheet arrangements during the fiscal year ended February 28, 2018.

F.	Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of February 28, 2018:

Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years
Long-term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations (1)	$143,585	$123,073	$20,512	—	—
Purchase Obligations	—	—	—	—	—
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Interest on Capital Lease	—	—	—	—	—

Total	$143,585	$123,073	$20,512	$—	$—

(1)	The Company is committed to operating leases for premises and equipment as disclosed in Note 11 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

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

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $nil are netted against accounts receivable as at February 28, 2018 (2017: $nil). A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold. At February 28, 2018, the inventory balance was presented net of a provision for obsolete inventory in the amount of $nil (2017: $15,638). A 10% change in the estimates of provision for obsolete inventory would not result in a material change to the financial statements.

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

Compensation costs are charged to the Consolidated Statements of Comprehensive Loss.

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

ASU 2014-09 defines a five steps process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the fiscal and interim reporting periods beginning after December 15, 2016 using either of two methods: (i) retrospective to each prior reporting period presented within the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. In August 2015, ASU 2015-14 was issued which delayed the effective date to reporting periods beginning after December 15, 2017. The Company will adopt ASU 2014-09, and its related clarifying ASUs, as of March 1, 2018. The Company is continuing to assess the potential effects of these ASUs on its consolidated financial statements, business processes, systems and controls. While the assessment process is ongoing, the Company anticipates adopting the standard using the modified retrospective transition approach. Under this approach, the new standard would apply to all new contracts initiated on or after March 1, 2018. For existing contracts that have remaining obligations as of March 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. The Company does not expect the adoption of these ASUs to have a material impact on the consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory” (“ASU 2015-11”). Under ASU 2015-11, inventory will be measured at the “lower of cost and net realizable value” and options that currently exist for “market value” will be eliminated. ASU 2015-11 defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016. The Company adopted this standard, which did not have a material impact on the consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-2), Leases, which supersedes ASC Topic 840, Leases. ASU 2016-2 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than twelve months to its balance sheets. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which will be our fiscal year beginning March 1, 2019 (fiscal 2020). Early adoption is permitted. The Company continues to evaluate the impact that the adoption will have on its consolidated financial statements and disclosures.

In March 2016, the FASB issued authoritative guidance under ASU 2016-09, Compensation-Stock Compensation (Topic 718) “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 provides for simplification of several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016. The Company adopted this standard, which did not have a material impact on the consolidated financial statements.

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

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The adoption of this amendment was included in these consolidated financial statements within the consolidated Statements of Cash Flows.

In January 2017, the FASB issued Accounting Standards Update 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). ASU 2017-01 clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning March 1, 2018 (fiscal 2019). Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). ASU 2017-04 simplifies how an entity is required to test goodwill for impairment. ASU 2017-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, which will be our fiscal year beginning March 1, 2020 (fiscal 2021). Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2021. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

In May 2017, the FASB issued Accounting Standards Update 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). ASU 2017-09 clarifies the guidance on when to apply modification accounting for share-based payment awards. ASU 2017-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning March 1, 2018 (fiscal 2019). Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

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

Ralph D. McRae Vancouver, BC Canada

Mr. McRae is a director and the Chairman, President and Chief Executive Officer of the Company and has been with Leading Brands, Inc. since March 1996. Effective March 23, 2018, Mr. McRae assumed the role of Interim Principal Financial Officer of the Company. He is also a director and the Chairman, CEO and Secretary/Treasurer of LBIC.

Mr. McRae is also a director and the Chairman and CEO of Revolution Resource Recovery, Inc. and its affiliates, engaged in waste management, farming, real estate development and water extraction, based in Surrey, British Columbia.

He is a member of the Bar of British Columbia, and holds a Bachelor of Commerce (1980) and J.D. (1981) from the University of British Columbia.

As of March 23, 2018, Ms. Fei Xu is no longer Corporate Controller and Principal Financial Officer of the Company.

As of September 15, 2017, Mr. Thor Matson is no longer Vice President of Business Development.

The Company regrets to inform the passing of Mr. Stephen Fane, Director, on November 10, 2017. The Company is eternally grateful for Mr. Fane’s contributions over his many years with the Company.

There are no arrangements or understandings pursuant to which any of the above was selected as a director or executive officer. There are no family relationships between any of the persons named above.

B.	Compensation.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company’s strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company’s philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company’s long-term success. The Company has developed an informal employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long-term strategic issues, and to align management’s interests with those of the shareholders of the Company in the sustained growth of shareholder value.

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

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. The Company’s process for determining executive compensation is relatively simple and does not include formal targets, criteria or analysis. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in the Company’s business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Depending on the Company’s financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company’s common shares. Long-term incentives may be granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled “Option-Based Awards”.

Risk Considerations

As the Company does not have a bonus program in place for its employees generally, and any significant bonuses for the Named Executive Officers (as defined below in the section “Summary Compensation Table”) must be approved by the Board, the Board has not considered the implications of risks associated with the Company’s compensation policies and practices. While the Board of Directors does not formally analyse risks associated with the Company’s compensation policies and practices, these policies and practices do not include structural inconsistencies that are likely to unduly encourage or cause an executive officer to expose the Company to inappropriate or excessive risks.

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

Compensation Governance

Please see the sections above titled “Base Compensation”, “Short-Term Incentives”, and “Long Term Incentives” for a discussion of the practices adopted by the Board to determine compensation for directors and executive officers. The Company does not have a formal compensation committee.

Summary Compensation Table

The following table (presented in accordance with Canada’s National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of:

(a)	each individual who acted as the Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) or acted in a similar capacity for all or any portion of the most recently completed financial year,

(b)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year, and

(c)	each individual who would have satisfied the criteria under paragraph (b) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

(collectively the “Named Executive Officers” or “NEOs”).

Name and Principal Position	Fiscal Year Ending	Salary ($)		Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)		Total Compensation ($)
						Annual Incentive Plans	Long-Term Incentive Plans
Ralph McRae Chairman, President and CEO	2018 2017 2016	254,800 472,209 318,657	(2)	nil nil nil	nil nil nil	nil nil nil	nil nil nil	85,313 nil 132,000 21,000	(3)(9) (4) (5)	337,300 472,209 471,657
Fei Xu Corporate Controller and Principal Financial Officer	2018 2017 2016	91,596 90,891 91,596	(6)	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil		91,596 90,891 91,596
Thor Matson Vice President of Business Development	2018 2017 2016	86,667 160,615 160,000	(7)	nil nil nil	nil nil nil	5,904 15,906 11,546	nil nil nil	5,850 10,842 10,800	(8)	98,421 187,363 182,346

(1)	The value of option awards reflects the grant date fair value of option based awards in the 2016, 2017, and 2018 fiscal years. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)	Mr. McRae was paid salary up until September 15, 2017. From September 16, 2017 until January 31, 2018, Mr. McRae (via McRae Ventures) was paid consulting fees of $15,000 per month. Beginning February 1, 2018, Mr. McRae elected to receive the monthly consulting fees of $15,000 in his personal name.

(3)	An aggregate of $85,313 was paid to Mr. McRae (via McRae Ventures) for consulting fees during the period from September 16, 2017 until January 31, 2018. During this period, Mr. McRae (via McRae Ventures) was paid consulting fees of $15,000 per month. Beginning February 1, 2018, Mr. McRae began receiving monthly consulting fees of $15,000 in his personal name.

(4)	Amounts paid to McRae Ventures, Inc., a company of which Mr. McRae is also a director, for consulting services provided by Mr. McRae. Effective June 1, 2015 the contractual arrangements between Mr. McRae, McRae Ventures, Inc., BBI Holdings Inc. and the Company ended and was replaced with one executive employment agreement between Mr. McRae, the Company and LBIC providing for an aggregate salary of $420,000 per annum, which represents a reduction of Mr. McRae’s salary of 31.4% over prior years.

(5)	Amounts paid to BBI Holdings Inc., a company of which Mr. McRae is also a director, for consulting services provided by Mr. McRae. This arrangement was terminated effective June 1, 2015.

(6)	Effective March 23, 2018, Ms. Xu is no longer with the Company.

(7)	Effective September 15, 2017, Mr. Matson is no longer with the Company. Mr. Matson’s total compensation was calculated up until September 15, 2017.

(8)	This amount represents an automobile allowance to Mr. Matson up until he left the Company on September 15, 2017.

(9)	As part of the sale of the Company’s legacy beverage assets on September 15, 2017, the Company disposed of its subsidiaries to a company in which Mr. McRae, a director and officer of the Company, is an officer, director and, together with members of his family, a majority shareholder, described herein as the “Legacy Transaction.” In connection with the Legacy Transaction, Mr. McRae waived his right to receive his $900,000 severance payment as provided for in his Executive Employment Agreement (as defined below).

The Company does not have formal employment or consulting agreements. The executive employment agreement with Chairman, President and CEO, Ralph McRae, effective June 1, 2015 (the “Executive Employment Agreement”), ended on September 15, 2017. Effective September 15, 2017, Mr. McRae invoices the Company for his consulting services.

Outstanding Option-Based Awards for Named Executive Officers

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD)
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	nil nil
Fei Xu	2,000 2,000	6.20 2.45	April 4, 2018(2) June 1, 2020(2)	nil nil

(1)	This amount is calculated based on the difference between the market value of the Shares underlying the options at the end of the most recently completed fiscal year, which was USD$1.27, and the exercise or base price of the option. The Shares are traded on the Nasdaq in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CDN$1.2809.
(2)	Ms. Xu departed the Company on March 23, 2018 and her stock options expired 30 days thereafter.

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

Further details regarding stock options may be found in the sections above titled “Option-Based Awards for Named Executive Officers” and below titled “Outstanding Option-Based Awards for Directors”.

Pension Plan Benefits

The Company does not have a pension plan or defined contribution plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Executive Employment Agreement between the Company, LBIC and Ralph D. McRae (the “Executive”), effective June 1, 2015 was terminated on September 15, 2017. In connection with the Legacy Transaction as described below under Item 7. B. 1. a) – “Major Shareholders and Related Property Transaction – Related party transactions,” the $900,000 severance obligation was fully satisfied on September 15, 2017.

The Company and its subsidiaries have no arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in a Named Executive Officer’s responsibilities.

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each Board meeting and committee meeting attended. Directors who are also executives of the Company do not receive director’s fees. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company’s most recently completed fiscal year:

Director Name	Fees Earned ($)		Share-based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
James Corbett	11,000		nil	nil	nil	20,000	(2)	31,000
Darryl Eddy	11,000		nil	nil	nil	40,000	(2)	51,000
Stephen Fane	6,000	(1)	nil	nil	nil	50,000	(2)	56,000
R. Thomas Gaglardi	8,000		nil	nil	nil	nil		8,000

(1)	The Company regrets to inform that Mr. Stephen Fane ended his tenure as Director upon his passing on November 10, 2017.
(2)	The other compensation received by Mr. James Corbett, Mr. Darryl Eddy and Mr. Stephen Fane pertained to a special independent committee to advise the Company on the plan of arrangement with Liquid and the following transition.

Outstanding Option-Based Awards for Directors

Options for the purchase of Shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in “Option-Based Awards”.

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the directors. The Company has not granted any share-based awards.

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD)
James Corbett	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	nil nil nil
Darryl Eddy	10,000 50,000 20,000	3.50 2.45 3.69	Sept. 28, 2019 June 1, 2020 July 12, 2025	nil nil nil

Director Name	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD)
Stephen Fane(2)	20,000 10,000 50,000	(2) (2) (2)	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	nil nil nil
R. Thomas Gaglardi	20,000 10,000 50,000		3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	nil nil nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$1.27 and the exercise price of the option. The Company’s shares are traded on the Nasdaq in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CDN$1.2809.
(2)	The Company regrets to inform that Mr. Stephen Fane ended his tenure as Director upon his passing on November 10, 2017. Mr. Fane’s options will expire on November 10, 2018.

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

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
James Corbett	nil
Darryl Eddy	nil
Stephen Fane(2)	nil
R. Thomas Gaglardi	nil

(1)	This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying Shares at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.
(2)	The Company regrets to inform that Mr. Stephen Fane ended his tenure as Director upon his passing on November 10, 2017.

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying Shares on a selected exercise date. In the Company’s fiscal year ended February 28, 2018, no stock options were exercised by directors.

Further details regarding stock options may be found in the sections above titled “Option-Based Awards for Named Executive Officers” and “Outstanding Option-Based Awards for Directors”.

C.	Board Practices.

1.	The Company’s Board of Directors has been set at five directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three-year terms of office. Due to Mr. Stephen Fane’s passing on November 10, 2017, the Board of Directors is currently comprised of four directors. Any director whose term has expired is eligible for re-election subject to Board approval.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Director Since
James Corbett	II	July 2014 to Annual General Meeting (“AGM”) 2017	June 2008
R. Thomas Gaglardi	III	June 2015 to AGM 2018	October 1998
Ralph D. McRae	I	June 2016 to AGM 2019	March 1996
Darryl R. Eddy	I	June 2016 to AGM 2019	July 2009

Two of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and Chief Executive Officer of the Company. R. Thomas Gaglardi is not independent as he has beneficial ownership of more than 10% of the common shares of the Company.

2.	Other than the executive employment agreement for Mr. McRae, referenced earlier and which has been terminated, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of service.

3.	Audit Committee

The members of the Company’s Audit Committee are:

•	James Corbett

•	Darryl R. Eddy

•	Ralph D. McRae

Two out of the three members of the Audit Committee, being James Corbett and Darryl R. Eddy, are independent directors, are financially literate, and are considered “financial experts” as defined by the SEC. Ralph McRae, by virtue of acting as the Chairman, President and Chief Executive Officer of the Company, is not considered independent. For details on their professional careers, see “Item 6 - A. Directors, Senior Management and Employees”.

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

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of the two independent directors:

•	James Corbett

•	Darryl R. Eddy

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

Assessments

The Board conducts informal assessments of the Board’s effectiveness, the individual directors and each of its committees on a regular basis. As part of the assessments, the Board reviews the mandates or charters and conducts reviews of applicable corporate policies.

As of May 1, 2018, the executive officers of Leading Brands, Inc. are:

Ralph D. McRae         Chairman, President and Chief Executive Officer

D.	Employees.

Following are the number of employees of the Company for the past three fiscal years as at the end of each fiscal year:

	February 28, 2018	February 28, 2017	February 29, 2016
Canada	0	24	73
United States	0	0	0

E.	Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of February 28, 2018, the Company had 669,000 issued and outstanding options, with a weighted average exercise price of US$2.675.

Of the total stock options granted, 669,000 have vested and are available for exercise as of May 1, 2018.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6 – Directors, Senior Management and Employees” above, as at May 1, 2018.

Name	Common Shares Held (1) (#)		# of Common Shares under Options Granted	Date of Grant	Exercise Price ($USD)		Expiration Date
Ralph McRae	176,126 (6.3%)		20,000 245,000	June 26, 2008 June 1, 2010	$ $	3.00 2.45	June 26, 2018 June 1, 2020
James Corbett	<1%		20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$ $ $	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020
Darryl R. Eddy	89,834 (3.2%)		10,000 50,000 20,000	Sept. 28, 2009 June 1, 2010 July 13, 2015	$ $ $	3.50 2.45 3.69	Sept. 28, 2019 June 1, 2020 July 12, 2025
R. Thomas Gaglardi	419,125 (15.0	(2) %)	20,000 10,000 50,000	June 26, 2008 Sept. 28, 2009 June 1, 2010	$ $ $	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020

(1)	The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the direct knowledge of the management of the Company and has been furnished by the respective director or officer.
(2)	404,125 of these shares are held by Northland Properties Corporation, a company affiliated with Mr. Gaglardi.

Further information regarding stock options with respect to the directors and officers may be found in the sections above, titled “Outstanding Option-Based Awards for Named Executive Officers” and “Outstanding Awards for Directors.”

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at May 1, 2018 the Company had 2,802,412 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of May 1, 2018:

(a)

Shareholder	Number of Shares	Percentage of Issued Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	15.0%
Salzhauer family	197,971	7.1%
Ralph McRae	176,126	6.3%

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi’s Shares are held by Northland Properties Corporation.

(b)	To the best of the Company’s knowledge, there has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years, other than that according to a Schedule 13 G/A filed by Global Value Investment Corp. on June 17, 2016, Global Value Investment Corp. no longer holds their 272,753 Shares in the Company.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.	The Company’s register of 259 members showed that as of May 1, 2018, 1,551,406 of the Company’s common shares, or 55.36%, were held by 219 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders. However, since the Company meets the Business Contacts Test of the definition of a Foreign Private Issuer, the Company’s status as a Foreign Private Issuer has not changed.

3.	To the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, any foreign government, or by any other natural or legal persons.

4.	To the Company’s knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in “street form”.

B.	Related party transactions.

1.	The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2018 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a)	As part of the sale of the Company’s Legacy Transaction, on September 15, 2017 the Company disposed of its subsidiaries to a company in which Mr. McRae, a director and officer of the Company, is an officer, director and together with members of his family, a majority shareholder, for $325,000, which is net of assumed liabilities for certain employee obligations and other matters, all of which is subject to certain working capital adjustments. In connection with the Legacy Transaction agreement, the severance obligation under the Executive Employment Agreement was satisfied. An additional $600,000 is held in escrow as security for payment of certain liabilities that remain the responsibility of the Company. In addition, the Company is entitled to any excess amounts realized via a sublease of office and warehouse premises in Vancouver, Canada between LBIC and Richmond Holdings after all costs and expenses arising in relation to the Lease. The transaction was reviewed and approved by the disinterested directors of the Company.

b)	A company with a director in common with the Company provided consulting services in the amount of $2,813.

c)	A company with an officer in common with the Company provided management services in the amount of $67,500.

d)	A company with a director in common with the Company supplied bottling services in the amount of $160,642.

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

Legal Proceedings

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to have significant effects on the Company’s financial position, profitability, or cash flows. The settlement severance related to the Company’s Edmonton bottling plant legal dispute has been accrued in the Company’s consolidated financial statements.

Dividend Distributions

The Company intends to consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.	Significant Changes.

There have been no significant changes since the date of the annual financial statements.

Item 9. – The Offer and Listing

A.	Offer and listing details.

Following is information regarding the closing price history of the Company’s common shares on the Nasdaq, in U.S. dollars.

(a) For the five most recent full fiscal years:

Period	High $	Low $
March 1, 2017 to Feb. 28, 2018	2.82	0.82
March 1, 2016 to Feb. 28, 2017	3.34	1.31
March 1, 2015 to Feb. 29, 2016	4.27	1.62
March 1, 2014 to Feb. 28, 2015	5.05	2.83
March 1, 2013 to Feb. 28, 2014	5.83	3.30

(b) For each full financial quarter of the two most recent full fiscal years:

Period	High $	Low $
4th Quarter Dec. 1, 2017 – Feb. 28, 2018	1.85	1.27
3rd Quarter Sept. 1, 2017 – Nov. 30, 2017	2.82	0.82
2nd Quarter June 1, 2017 – Aug. 31, 2017	2.01	0.85
1st Quarter Mar. 1, 2017 – May 31, 2017	2.14	1.66
4th Quarter Dec. 1, 2016 – Feb. 28, 2017	2.92	1.47
3rd Quarter Sept. 1, 2016 – Nov. 30, 2016	2.43	1.38
2nd Quarter June 1, 2016 – Aug. 31, 2016	3.34	1.38
1st Quarter Mar. 1, 2016 – May 31, 2016	2.65	1.31

(c) For the most recent six months:

Period	High $	Low $
April 1 – 30, 2018	1.22	1.04
March 1 – 30, 2018	1.38	1.19
February 1 – 28, 2018	1.46	1.27
January 1 – 31, 2018	1.85	1.53
December 1 – 29, 2017	1.74	1.41
November 1 – 30, 2017	2.03	1.60

C.	Markets.

The Company’s common shares have been quoted on the Nasdaq (formerly called the Nasdaq Small-cap Market) since August  3, 1993. The ticker symbol is LBIX.

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

As part of the sale of the Company’s Legacy Transaction, on September 15, 2017 the Company disposed of its subsidiaries to a company in which Mr. McRae, a director and officer of the Company, is an officer, director and together with members of his family, a majority shareholder, for $325,000, which is net of assumed liabilities for certain employee obligations and other matters, all of which is subject to certain working capital adjustments. In connection with the Legacy Transaction agreement, the severance obligation under the Executive Employment Agreement was satisfied. An additional $600,000 is held in escrow as security for payment of certain liabilities that remain the responsibility of the Company. In addition, the Company is entitled to any excess amounts realized via a sublease of office and warehouse premises in Vancouver, Canada between LBIC and Richmond Holdings after all costs and expenses arising in relation to the Lease. The transaction was reviewed and approved by the disinterested directors of the Company.

On September 17, 2017, the Company entered into the Arrangement Agreement to complete the Transaction and is seeking to list the post-acquisition entity on The Nasdaq. In accordance with the applicable Canadian securities laws, the Company plans to hold a special meeting of shareholders to consider resolutions to approve the issuance of the shares forming the consideration to be paid to Liquid shareholders pursuant to the Transaction, among other things. A special meeting of Company shareholders is expected to be held concurrently with a special meeting of Liquid shareholders, which will be called by Liquid to consider the Transaction. Closing of the Transaction is subject to Liquid receiving approval from its shareholders for the Transaction. The Transaction will also require the approval of Company shareholders and the Supreme Court of British Columbia (the “Court”), as well as certain regulatory approvals. A copy of the contract was filed on SEDAR (Canada) and EDGAR (U.S.A.) on September 18, 2017.

On January 14, 2018, the Company entered into the Amended and Restated Arrangement Agreement whereby the original valuation of existing Company shares as part of the transaction was increased from USD$1.50 per share to USD$1.78 per share. As a result, Company shareholders are anticipated to hold 25.8% and Liquid shareholder are anticipated to hold 74.2% of the post-transaction entity. At the same time, the Company announced that Liquid had acquired 51% of Majesco, a proven gaming publisher. The acquisition of Majesco by Liquid satisfied one of the key terms of the Amended and Restated Arrangement Agreement whereby Liquid shall acquire a gaming studio.

On February 8, 2018, the Company announced that it had entered into a support agreement with Liquid’s subsidiary, Majesco, whereby the Company will invest in the exploitation of Majesco’s gaming properties in Asia. In order to assist Liquid with the development of its gaming business (and in advance of the closing of the preferred share financing investment), the Company agreed to advance funds to Majesco so that Majesco can retain WPIC to assist Majesco develop its intellectual properties and gaming content in the People’s Republic of China. Under the terms of the support agreement, the Company agreed to invest USD$50,000 to Majesco as consideration for receiving 5% of Majesco’s net profits from its sales of gaming assets in Asia for a period of 5 years. On February 5, 2018, the Company advanced an initial tranche of USD$25,000 of its planned USD$50,000 investment to Majesco. This amount is refundable from Majesco if the Transaction is not completed by June 1, 2018.

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

This item is not applicable for an Annual Report. The Company sold all of its subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) during the fiscal year ended February 28, 2018.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk

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

At February 28, 2018, the Company’s cash balances included $1,457 denominated in U.S. dollars (2017 - $88,825), accounts receivable balances included $nil denominated in U.S. dollars (2017 - $2,688), and the Company’s accounts payable and accrued liabilities balance included $4,095 denominated in U.S. dollars (2017 - $130,517).

As at February 28, 2018, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $100 on net earnings for the year. A 5% U.S.-to-Canadian dollar decrease would have a positive impact of similar magnitude.

Item 12. – Description of Securities Other than Equity Securities

This item is not applicable for an Annual Report, except for “Item 12.D.3” and “Item 12.D.4.” The Company does not have securities represented by American Depositary Receipts.

PART II

Item 13. – Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	On June 16, 2015, the Company’s shareholders approved a Further Amended and Restated Shareholder Rights Plan Agreement (the “Rights Plan”). A copy of the Rights Plan was filed with the SEC on Form 6-K on July 7, 2015 and is incorporated by reference. The Rights Plan will expire at the termination of the Company’s annual general meeting in 2020. The Company has had a shareholders rights plan in place since 1991.

On February 2, 2010, a 5:1 consolidation of the Company’s common shares, also known as a reverse stock split, became effective. Fractional shares were rounded to the nearest whole number. In connection with the share consolidation, the Company increased its authorized number of common shares to 500,000,000 common shares.

The documents relating to the share consolidation were filed with the SEC on a Form 6-K on February 3, 2010 and are incorporated by reference.

B.	On January 23, 2018, the Company received notice from the Nasdaq Staff indicating that the Company no longer complied with the Rule, based in part upon the Company’s non-compliance with the minimum $2.5 million stockholders’ equity requirement for continued listing on the Nasdaq as of November 30, 2017 and the Company was granted a 45-day period to submit a plan to regain compliance with the Rule. On March 23, 2018, the Nasdaq Staff granted the Company an extension of time to regain compliance with the Rule. The terms of the extension are as follows: on or before July 23, 2018, the Company will submit an application for the post Transaction entity to list on the Nasdaq, comply with all initial listing standards of the Nasdaq, and receive approval to trade the securities of the post Transaction entity on the Nasdaq. The Company believes that upon closing the Transaction, that the resulting combined entity will meet all applicable requirements for listing on the Nasdaq. If the Company is unable to complete the Transaction, or, if the Company is able to complete the Transaction but unable to satisfy the Rule and the other requirements of the Nasdaq, then the Company may be unable to maintain its listing on the Nasdaq and could be de-listed.

C.	There were no material modifications to any class of securities during the fiscal year ended February 28, 2018.

D.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

E.	There has been no change of trustee or paying agent for any registered securities.

F.	This item is not applicable.

Item 15. – Controls and Procedures

Disclosure Controls and Procedures

Based on his evaluation as of February 28, 2018, the Company’s Chief Executive Officer/ Interim Principal Financial Officer has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms regarding required disclosure; and

•	accumulated and communicated to the Company’s management, including the Chief Executive Officer/Interim Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended February 28, 2018. Due to the loss of accounting staff in the fiscal year ended February 28, 2018, as well as the resignation of Ms. Fei Xu in March 2018, management identified a material weakness related to segregation of duties and retained an external accounting firm to provide financial and accounting services to the Company pending the completion of the Transaction.

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

Changes in internal control over financial reporting

Due to the resignation of Ms. Fei Xu in March 2018, management has identified a material weakness related to segregation of duties and hired an external accounting firm to provide financial and accounting services to the Company pending the completion of the Transaction.

Item 16. – [Reserved]

Item 16A. – Audit Committee Financial Expert

The Company’s Board of Directors has determined that all three members of its Audit Committee, James Corbett, Darryl Eddy and Ralph McRae, satisfy the requirements of “audit committee financial expert”. James Corbett and Darryl Eddy are independent directors of the Audit Committee. Ralph McRae, by virtue of being the Chairman, President and Chief Executive Officer of the Company, is not considered independent. For details on their professional careers, and for further information regarding the Company’s Audit Committee, see “Item 6.A” and “Item 6.C” above.

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

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services

a)	Audit Fees – Audit fees estimated and billed for the fiscal years ended February 28, 2018 and February 28, 2017 totaled $55,000 and $72,500 respectively.

b)	Audit-Related Fees – No audit-related fees were billed for the fiscal years ended February 28, 2018 and February 28, 2017.

c)	Tax Fees – Tax fees billed for the fiscal years ended February 28, 2018 and February 28, 2017 totaled $18,000 and $16,050 respectively for tax compliance, advice and planning.

d)	All Other Fees – No other fees were billed for the fiscal years ended February 28, 2018 and February 28, 2017.

e)	The Audit Committee approves all audit, audit-related services, tax services and other services provided by BDO Canada LLP. Any services provided by BDO Canada LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement. None of the fees paid to BDO Canada LLP were approved pursuant to the de minimus exception.

Item 16D. – Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Buyback

From the fiscal year ended February 28, 2010 through to February 28, 2018, the Company’s Board of Directors authorized a share repurchase program for the repurchase of up to US$3,500,000 of the Company’s outstanding common shares. No common shares were repurchased by the Company during the fiscal year ended February 28, 2018. All shares repurchased in prior fiscal years have been returned to treasury.

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

Item 16H. – Mine Safety Disclosure

Not applicable.

PART III

Item 17. – Financial Statements

Not applicable.

Item 18. – Financial Statements

Leading Brands, Inc.

Consolidated Financial Statements

February 28, 2018 and 2017

(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Leading Brands Inc.

Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Leading Brands Inc. (the “Company”) and subsidiaries, which comprise the consolidated balance sheets as at February 28, 2018 and 2017 and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity, for each of the three years in the period ended February 28, 2018 and related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at February 28, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audits in accordance with the standards of the PCAOB and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO CANADA LLP

Chartered Professional Accountants

Vancouver, Canada

May 29, 2018

We have served as the Company’s auditor since 2001.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Leading Brands, Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at	Feb. 28, 2018	Feb. 28, 2017
Assets
Current
Cash and cash equivalents	$786,340	$4,315,028
Restricted cash (note 2)	583,012	—
Accounts receivable	—	85,628
Inventory (Note 3)	—	361,102
Prepaid expenses and deposits (Note 5)	81,143	129,520

	1,450,495	4,891,278
Property, plant and equipment (Note 4)	3,157	765,024
Intangible assets (Note 6)	—	279,189
Assets attributable to discontinued operations (Note 16)	—	26,195

Total Assets	$1,453,652	$5,979,686

Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	$117,405	$605,046
Liabilities attributable to discontinued operations (Note 16)	250,000	300,000
Derivative Liability – non-employee stock options (Note 9)	23,024	46,352

	390,429	951,398

Shareholders’ Equity
Share Capital (Note 7(a))
Authorized 500,000,000 common shares without par value 20,000,000 preferred shares without par value
Issued 2,802,412 common shares (2017 – 2,802,412)	31,305,247	31,305,247
Additional paid-in capital	19,455,359	19,455,359
Accumulated other comprehensive income— currency translation adjustment	—	577,916
Accumulated deficit	(49,697,383)	(46,310,234)

	1,063,223	5,028,288

Total Liabilities and Shareholders’ Equity	$1,453,652	$5,979,686

Approved on behalf of the Board:

            /s/ Ralph McRae                                                                              Director

            /s/ Darryl Eddy                                                                             Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2018	Feb. 28, 2017	Feb. 29, 2016
Expenses (income)
Selling, general and administrative	$876,088	$726,530	$1,277,127
Depreciation of property, plant, equipment and intangible asset	1,053	1,053	1,316
Interest income	(19,703)	—	(4,900)
Other income	(3,995)	—	—
Change in fair value of derivative liability	(23,328)	(13,638)	(81,317)

	830,115	713,945	1,192,226

Loss before income tax	(830,115)	(713.945)	(1,192,226)
Income tax provision (recovery) (Note 10)	—	—	—

Net loss from continuing operations	$(830,115)	$(713,945)	$(1,192,226)

Net loss from discontinued operations (Note 16)	$(2,557,034)	$(5,795,744)	$(111,058)
Net and Comprehensive loss	$(3,387,149)	$(6,509,689)	$(1,303,284)

Basic and diluted loss per common share
Continuing operations	$(0.30)	$(0.25)	$(0.41)
Discontinued operations	(0.91)	(2.05)	(0.04)

Net basic loss per common share	$(1.21)	$(2.31)	$(0.45)
Weighted average common shares outstanding
Basic and diluted (Note 7(e))	2,802,412	2,820,647	2,880,882

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the year ended	Feb 28, 2018	Feb. 28, 2017	Feb. 29, 2016
Cash provided by (used in)
Operating activities
Net loss from continuing operations	$(830,115)	$(713,945)	$(1,192,226)
Net loss from discontinued operations	(2,557,034)	(5,795,744)	(111,058)

Net loss for the year	(3,387,149)	(6,509,689)	(1,303,284)
Items not involving cash
Depreciation of property, plant, equipment and intangible asset	74,398	634,692	705,024
Leasehold inducement	—	(22,234)	22,234
Loss on disposal of assets	752	1,581,672	1,757
Loss on sale of legacy beverage operations	1,071,396	—	—
Stock based compensation (Note 8)	—	—	104,850
Change in derivative liability (Note 9)	(23,328)	(13,638)	(81,317)
Deferred income tax provision (recovery)	—	2,480,257	(436,654)
Changes in non-cash operating working capital
Accounts receivable, net	(53,809)	238,949	(21,445)
Inventory, net	102,137	606,928	348,596
Prepaid expenses and other assets	19,257	260,931	(127,063)
Accounts payable and accruals	(400,513)	(609,672)	(46,571)

	(2,596,859)	(1,351,804)	(833,873)

Investing activities
Purchase of property, plant and equipment	—	(10,449)	(200,221)
Purchase of intangible asset	(20,053)	(120,146)	(210,892)
Proceeds on disposal of assets	11,000	5,654,397	1,199
Cash outflow on business disposition	(339,764)	—	—

	(348,817)	5,523,802	(409,914)

Financing activity
Repurchase of common shares	—	(139,789)	(176,316)

	—	(139,789)	(176,316)

Increase (Decrease) in cash and cash equivalents	(2,945,676)	4,832,209	(1,420,104)
Cash and cash equivalents, beginning of year	4,315,028	282,819	1,702,922

Cash and cash equivalents, including restricted cash, end of year	$1,369,352	$4,315,028	$282,819

Supplementary disclosure of cash flow information
Cash paid (received) during the year
Interest received	$(23,698)	$—	$(4,900)
Interest paid	—	—	85
Income taxes	—	—	—

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Common Stock		Treasury Stock	Additional Paid-In Capital	AOCI	Accum. Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at February 28, 2015	2,900,542	$32,401,440	$—	$18,591,391	$577,916	$(38,497,261)	$13,073,486
Net loss	—	—	—	—	—	(1,303,284)	(1,303,284)
Shares repurchased under provisions of the share repurchase plan	—	—	(454,708)	278,392	—	—	(176,316)
Shares cancelled	(40,705)	(454,708)	454,708	—	—	—	—
Stock based compensation expense (Note 8)	—	—	—	83,880	—	—	83,880

Balance at February 29, 2016	2,859,837	$31,946,732	$—	$18,953,663	$577,916	$(39,800,545)	$11,677,766
Net loss	—	—	—	—	—	(6,509,689)	(6,509,689)
Shares repurchased under provisions of the share repurchase plan	—	—	(641,485)	501,696	—	—	(139,789)
Shares cancelled	(57,425)	(641,485)	641,485	—	—	—	—

Balance at February 28, 2017	2,802,412	$31,305,247	$—	$19,455,359	$577,916	$(46,310,234)	$5,028,288
Net loss	—	—	—	—	—	(3,387,149)	(3,387,149)
Foreign exchange translation adjustment	—	—	—	—	(577,916)	—	(577,916)

Balance at February 28, 2018	2,802,412	$31,305,247	$—	$19,455,359	$—	$(49,697,383)	$1,063,223

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles

Nature of Operations

Leading Brands, Inc. (the “Company”) and its former subsidiaries were previously involved in the development, marketing and distribution of the Company’s beverage brands. As of September 18, 2017, the Company decided to exit the beverage business and pursue the production of film, television and gaming content via the acquisition of Liquid Media Group (“Liquid”) pursuant to a plan of arrangement (“Arrangement”). To clear the way for this transaction, the Company concurrently disposed of its remaining legacy beverage assets. The transaction has not yet been finalized.

The Company entered into the Arrangement to acquire 100% of Liquid pursuant to the transaction. The Company’s shareholders are anticipated to hold 25.8% and Liquid shareholders are anticipated to hold 74.2% of the post-transaction entity. The agreed valuation of existing Company shares was determined to be $1.78 USD per share. The Company also announced its intention, that at the time of the closing of the transaction, that all of its Board members, with the exception of Mr. Tom Gaglardi, would resign and be replaced by Messrs. Jackson, Brezer and Cruz, and Ms. Katsoolis, who are directors and an officer of Liquid.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The consolidated financial statements include the accounts of the Company and its former subsidiaries until disposal. All intercompany transactions and balances have been eliminated in consolidation.

The Company has experienced losses, negative operating cash flows and has discontinued its former operating businesses which raises substantial doubt about its ability to continue operating as a going concern within one year of the date of the financial statements.

To alleviate this situation, the Company has plans in place to improve its financial position and liquidity by reducing costs that are not expected to have an adverse impact on the Company’s ability to transition to a new business segment. These include, among other cost reduction measures, the director’s fees as well as the CEO’s consulting fees being waived for a specified period if certain criteria are not met in relation to the Liquid transaction.

As of the date of these financial statements, the Company has sufficient liquidity to meet its ongoing cash requirements for one year after the issuance date of the financial statements due to its planned cost management and reduction measures. Therefore, although substantial doubt has been raised, this has been alleviated by management’s plans.

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

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Foreign Currency Translation	The Company’s functional and reporting currency is the Canadian dollar. Foreign-currency denominated transactions are translated at the rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All such exchange gains and losses are included in the determination of income.

Cash & Cash Equivalents	Amounts recognized as cash and cash equivalents include investments of surplus cash in highly liquid securities with maturities at date of purchase of three months or less.

Restricted Cash	Restricted cash is comprised of cash held in a trust account pursuant to the terms of an escrow agreement arising from the disposition of the Company’s legacy beverage business.

Accounts Receivable	Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. Allowances for doubtful accounts are based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $nil and $nil as of February 28, 2018 and February 28, 2017, respectively, are netted against accounts receivable.

	2018	2017	2016
Allowances for Doubtful Accounts
Balance at beginning of year	$—	$—	$36,329
Write-off of receivables	—	—	(36,329)

Balance at end of year	$—	$—	$—

Inventory	Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and market value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and market value. The provisions for obsolete or excess inventory are based on estimated forecasted usage of inventories. A significant change in demand for certain products as compared to forecasted amounts may result in recording additional provisions for obsolete inventory. Provisions for obsolete or excess inventory are recorded as cost of goods sold.

The remainder of this page is intentionally left blank.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Property, plant and equipment	Property, plant and equipment are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	7%—20%
Buildings	5%
Automotive equipment	20%
Land improvements	8%
Furniture, fixtures, computer hardware and software	20%

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

Advertising Costs	Advertising costs, which also include samples, trade show, product demo, and media promotion costs are expensed as incurred. During the years ended February 28, 2018, February 28, 2017 and February 29, 2016, the Company incurred advertising costs of $171,075, $496,456 and $603,502, respectively.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Earnings (loss) per common share	Basic Earnings (Loss) Per Share (“EPS”) is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS gives effect to all dilutive potential common shares outstanding during the year including stock options and warrants using the treasury stock method. In computing diluted EPS, the average stock price for the year is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.

Stock-Based Compensation

Compensation costs are charged to the Consolidated Statements of Comprehensive Loss. Compensation costs for employees are amortized over the period from the grant date to the date the options vest. Compensation expense for non-employees is recognized over the vesting period. Compensation for non-employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

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

Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management has determined certain of these deferred tax assets do not meet the more likely than not criteria, and accordingly, these deferred income tax asset amounts have been partially offset by a valuation allowance (Note 10). No reserves for an uncertain tax position have been recorded for the years ended February 28, 2018 and February 28, 2017.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Comprehensive Income (loss)	Comprehensive income (loss) includes both net earnings and other comprehensive income which are presented in a single continuous statement.

Fair Value Measurements	The book value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of those instruments. The fair value hierarchy under US GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3—assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company had certain financial liabilities required to be recorded at fair value on a recurring basis in accordance with US GAAP. As at February 28, 2018 and February 28, 2017, the derivative liability on non-employee stock options and warrants is a financial liability classified for Level 3 fair value measurement. See Note 14 for more information.

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

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Recent Accounting Pronouncements (continued)	after December 15, 2017. The Company is continuing to assess the potential effects of these ASUs on its consolidated financial statements, business processes, systems and controls. While the assessment process is ongoing, the Company anticipates adopting the standard using the modified retrospective transition approach. Under this approach, the new standard would apply to all new contracts initiated on or after March 1, 2018. For existing contracts that have remaining obligations as of March 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. The Company continues to evaluate the impact that the adoption will have on its consolidated financial statements and disclosures.

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory” (“ASU 2015-11”). Under ASU 2015-11, inventory will be measured at the “lower of cost and net realizable value” and options that currently exist for “market value” will be eliminated. ASU 2015-11 defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016. The Company adopted this standard, which did not have a material impact on the consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-2), Leases, which supersedes ASC Topic 840, Leases. ASU 2016-2 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than twelve months to its balance sheets. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which will be our fiscal year beginning March 1, 2019 (fiscal 2020). Early adoption is permitted. The Company continues to evaluate the impact that the adoption will have on its consolidated financial statements and disclosures.

In March 2016, the FASB issued authoritative guidance under ASU 2016-09, Compensation-Stock Compensation (Topic 718) “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 provides for simplification of several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016. The Company adopted this standard, which did not have a material impact on the consolidated financial statements.

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

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Recent Accounting Pronouncements (continued)	should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The adoption of this amendment was included in these consolidated financial statements within the consolidated Statements of Cash Flows.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

1.	Operations and Summary of Significant Accounting Principles (continued)

Recent Accounting Pronouncements (continued)

In January 2017, the FASB issued Accounting Standards Update 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). ASU 2017-01 clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning March 1, 2018 (fiscal 2019). Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). ASU 2017-04 simplifies how an entity is required to test goodwill for impairment. ASU 2017-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, which will be our fiscal year beginning March 1, 2020 (fiscal 2021). Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2021. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

In May 2017, the FASB issued Accounting Standards Update 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). ASU 2017-09 clarifies the guidance on when to apply modification accounting for share-based payment awards. ASU 2017-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning March 1, 2018 (fiscal 2019). Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

The remainder of this page is intentionally left blank.

The remainder of this page is intentionally left blank.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Restricted Cash

As at February 28, 2018, the Company held $583,012 in restricted cash (2017—$nil). Restricted cash is held by the Company’s legal counsel in a trust account pursuant to the terms of an escrow agreement arising from the disposition of the Company’s legacy beverage business. These funds are held aside for the purpose of existing claims, excluded liabilities and financial lease liabilities during the escrow period as specified in the terms of the sale agreement in relation to the Company’s legacy beverage business.

3.	Inventory

	2018	2017
Finished goods, net	$—	$279,666
Raw materials	—	81,436

	$—	$361,102

The ending balance above includes a total inventory obsolescence provision of $nil as at February 28, 2018 (2017—$15,638).

	2018	2017	2016
Inventory Obsolescence Provision
Balance at beginning of year	$15,638	$39,870	$114,744
Obsolescence provision	278,646	404,767	75,000
Write-off of inventory	(294,284)	(428,999)	(149,874)

Balance at end of year	$—	$15,638	$39,870

4.	Property, Plant and Equipment

	2018
	Cost	Accumulated Depreciation	Net
Furniture and fixtures	$59,190	$58,812	$378
Computer hardware and software	271,177	268,398	2,779

	$330,367	$327,210	$3,157

	2017
	Cost	Accumulated Depreciation	Net
Plant and equipment	$379,688	$94,431	$285,257
Automotive equipment	61,550	38,251	23,299
Leasehold improvements	500,724	220,510	280,214
Furniture and fixtures	212,652	187,768	24,884
Computer hardware and software	1,761,497	1,610,127	151,370

	$2,916,111	$2,151,087	$765,024

Property, plant and equipment does not include any assets acquired under capital leases (2017—$nil). Accumulated amortization does not include any assets acquired under capital leases (2017—$nil).

As at February 28, 2018, $nil assets are attributable to discontinued operations (2017—$760,814). The 2017 property, plant and equipment assets that are attributable to discontinued operations pertains to the Company’s legacy beverage business.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

5.	Prepaid Expenses and Deposits

	2018	2017
Slotting fees	$—	$3,792
Insurance premiums	43,347	52,561
Rental deposits and other	37,796	99,362

	$81,143	$155,715

Attributable to discontinued operations	$—	$26,195
Attributable to continuing operations	$81,143	$129,520

6.	Intangible Assets

2018
	Cost	Amortization	Net
Brand Licence and Patent	$—	$—	$—

2017
	Cost	Amortization	Net
Brand Licence and Patent	$331,037	$33,848	$297,189

The brand licence and patent were sold as part of the disposition of the legacy beverage operations. The loss on the disposition of these intangible assets was included in the loss on disposition of the legacy beverage operations (see Note 16).

7.	Shareholders’ Equity

a) Share capital

Number of Authorized Shares
2018
Common shares without par value	500,000,000

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000

20,000,000

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

a)	Share capital (continued)

There are no preferred shares outstanding as at February 28, 2018 (2017—Nil).

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

At February 28, 2018, stock options were outstanding and exercisable as follows:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (USD)	Number of Options Exercisable	Weighted Average Exercise Price (USD)
$2.45	447,000	2.25	$2.45	447,000	$2.45
$2.45	50,000	0.70	$2.45	50,000	$2.45
$3.00	80,000	0.32	$3.00	80,000	$3.00
$3.50	10,000	0.70	$3.50	10,000	$3.50
$3.50	55,000	1.50	$3.50	55,000	$3.50
$3.69	25,000	7.37	$3.69	25,000	$3.69
$6.20	2,000	0.10	$6.20	2,000	$6.20

	669,000			669,000

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

c)	Stock options (continued)

A summary of the Company’s stock option activity is as follows:

	Outstanding Options	Weighted Average Exercise Price (USD)
Options outstanding as at February 28, 2015	856,767	2.98
Granted	25,000	3.69
Expired	(1,767)	5.35

Options outstanding as at February 29, 2016	880,000	2.99
Cancelled	(12,000)	6.91

Options exercisable, February 28, 2017	868,000	2.94
Expired	(10,000)	15.75
Cancelled	(189,000)	3.20

Options exercisable, February 28, 2018	669,000	2.68
Options vested and expected to vest	669,000	2.68

The aggregate intrinsic value of stock options exercised during the year ended February 28, 2018 was $nil USD (2017—$nil, 2016—$nil).

The aggregate intrinsic value of stock options outstanding as at February 28, 2018 was $nil USD (2017—$nil, 2016—$nil).

The aggregate intrinsic value of stock options exercisable as at February 28, 2018 was $nil USD (2017—$nil, 2016—$nil).

As of February 28, 2018, the Company has Nil (2017 – nil) non-vested stock options.

As of February 28, 2018, there was $nil of total unrecognized compensation cost related to non-vested stock options (2017 – $nil).

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

d)	Warrants

A summary of the Company’s warrant activity and related information for the year ended February 28, 2018 is as follows:

	Outstanding Warrants	Weighted Average Exercise Price (USD)
Warrants outstanding at February 28, 2015 February 29, 2016 and February 27, 2017	25,000	3.40
Granted	—	—
Exercised	—	—
Expired (1)	(25,000)	3.40

Warrants outstanding at February 28, 2018	—	—

e)	(1) The warrants expired on January 26, 2018

Earnings (loss) per common share

For the years ended February 28, 2018, February 28, 2017, and February 29, 2016, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling nil, nil and 905,000 respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

	2018	2017	2016
Weighted average shares – Basic EPS	2,802,412	2,820,647	2,880,882
Plus: incremental shares from assumed exercise of stock options	—	—	—

Weighted average shares – diluted EPS	2,802,412	2,820,647	2,880,882

	2018	2017	2016
Net loss from continuing operations	$(830,115)	$(713,945)	$(1,192,226)
Net loss from discontinued operations	(2,557,034)	(5,795,744)	(111,058)

Net loss	$(3,387,149)	$(6,509,689)	$(1,303,284)

Change in fair value of dilutive stock options	—	—	—

Adjusted net loss	$(3,387,149)	$(6,509,689)	$(1,303,284)

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

7.	Shareholders’ Equity (continued)

Basic and diluted loss per common share

	2018	2017	2016
Continuing operations	(0.30)	$(0.25)	$(0.41)
Discontinued operations	(0.91)	(2.05)	(0.04)

Net basic earnings (loss) per common share	(1.21)	$(2.31)	$(0.45)

8.	Stock-Based Compensation

The weighted average date-of-grant fair value of the options granted during the year ended February 28, 2018 was $nil (2017: $nil) per option. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2018		2017		2016
Risk-free rate	—		—		1.45%
Dividend yield	Nil	%	Nil	%	Nil %
Volatility factor of the expected market price of the Company’s common shares	—		—		99%
Weighted average expected life of the options (months)	—		—		120

On January 26, 2015 the Company entered into a consulting agreement where the Company is committed to issue 25,000 warrants, with an exercise price of US$3.40 and an expiry date of January 26, 2018. The warrants had a grant date fair value of $32,570 (Note 9). As at February 28, 2015, the warrants had been earned, and are included in the outstanding warrants table in Note 7(d). There were no options granted during the year ended February 28, 2018 (2017: nil).

In connection with the vesting of certain employees’, officers’ and directors’ stock options, and warrants for the year ended February 28, 2018, the Company has recorded stock option compensation of $nil (2017—$nil; 2016—$83,880) which was credited to additional paid-in capital and expensed in selling, general and administrative expenses in the year.

9.	Derivative Liability

In accordance with ASC 815-40-15, stock options and warrants granted to non-employees that are exercisable in US dollars are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options and warrants are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change of fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Comprehensive Loss at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

9.	Derivative Liability (continued)

The non-employee share purchase option and warrant liabilities are accounted for at their respective fair values and are summarized as follows:

	2018	2017	2016
Derivative liability, opening balance	$46,352	$59,990	$120,337
Warrants issued during the year	—	—	—
Options issued during the year	—	—	20,970
Change in fair value of options and warrants	(23,328)	(13,638)	(81,317)

Derivative liability, closing balance	$23,024	$46,352	$59,990

An estimate for the fair value of non-employee stock options and warrants is determined through use of the Black-Scholes Model. Assumptions applied by management as at February 28, 2018 were as follows: (1) weighted average risk-free rate of 1.90% (2017 – 0.67%; 2016 – 0.69%); (2) weighted average dividend yield of nil (2017 – nil; 2016 – nil); (3) a weighted average expected volatility of 105.99% (2017 – 91.47%; 2016 – 59.9%); (4) a weighted average expected life of 33 months (2017 – 27 months; 2016 – 38 months); and (5) a weighted average exercise price of $4.11 USD. These options have been included in the stock options data presented in Note 7(c).

As at February 28, 2018 the warrants granted to consultants expired unexercised.

The exercise of non-employee options and warrants will result in a reduction of the derivative liability.

10.	Income Tax

Earnings before income taxes and the provision for income taxes consisted of the following for the years ended February 28, 2018, February 28, 2017, and February 29, 2016:

	2018	2017	2016
(Loss) from continuing operations	$(830,115)	$(713,945)	$(1,192,226)
(Loss) from discontinued operations	(2,557,034)	(3,315,217)	(547,712)
(Loss) before income taxes:
Canada	$(3,387,149)	$(4,029,162)	$(1,739,938)
United States	—	—	—

Total	$(3,387,149)	$(4,029,162)	$(1,739,938)

Provision (recovery) for income taxes:
Current	$—	$—	$—
Deferred, Canada	—	2,480,257	(436,654)
Deferred, United States	—	—	—

Total	$—	$2,480,257	$(436,654)

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

10.	Income Tax (continued)

Income tax computed at statutory tax rates reconciles to the income tax provision, using a 26% (2017 – 26%, 2016 – 26%) statutory tax rate, as follows:

	2018	2017	2016
Tax at statutory rates at CDN rates	$(880,659)	$(1,047,652)	$(452,384)
Foreign loss taxed at US rates	—	—	—
Effect of foreign exchange on loss carry-forwards	—	—	(704,281)
Non-deductible expenses (revenue)	8,122	(55,681)	7,352
Deferred tax assets transferred upon disposition of subsidiaries	8,614,637	—	—
Change in estimates and other items, net	(141,625)	—	—
Change in valuation allowance	(7,600,475)	3,583,590	712,659

Income tax provision (recovery) for year	$—	$2,480,257	$(436,654)

As at February 28, 2018, the Company has accumulated net operating losses in the amount of approximately $2.1 million which can be applied against future earnings in Canada and $nil in the United States. The net operating loss carry forward amounts commence to expire in 2036 through 2038.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2018	2017
Operating and other losses carried forward	$552,145	$6,589,096
Property, plant and equipment	(210)	1,451,069
Trademark and deferred costs	—	112,245

Total deferred tax assets	551,935	8,152,410
Valuation allowance	(551,935)	(8,152,410)

Net deferred tax assets	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of tax assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

The tax years that remain open to examination by the tax authorities are generally 2013-2018. The net operating losses from prior years are subject to adjustment under examination to the extent they remain unutilized in an open year.

There are no uncertain tax positions to recognize at February 28, 2018 and 2017.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

11.	Commitments

The Company is committed to an operating lease pertaining to an office space. On September 15, 2017 in connection with the Company’s sale of its former subsidiaries, the Company entered into a series of share purchase and escrow agreements whereby the Company deposited $600,000 in escrow as security for potential financial lease liabilities (as well as excluded liabilities and existing claims) relating to the office lease between Leading Brands of Canada, Inc. and the landlord. The office lease is currently being subleased and has not resulted in additional payments from the Company since the sale of the Company’s subsidiaries. The Company expects that the remaining exposure of the office lease commitment is until April 2019. The minimum amounts due over the remaining terms of that agreement is as follows:

2019	$123,073
2020	20,512

Total future minimum payments	$143,585

During the years ended February 28, 2018, February 28, 2017 and February 29, 2016, the Company incurred rental expenses of $101,542, $553,763, and $705,765 respectively.

12.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

13.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2018	2017	2016
i)	Incurred consulting fees with a company related by a director in common	$2,813	$—	$21,000
ii)	Incurred management service fees with a company related by an officer in common	$67,500	$—	$—
iii)	Incurred professional service fees with a company related by a director in common	$—	$—	$132,000
iv)	Incurred marketing consulting services with a company related by a director in common	$—	$3,113	$5,619
v)	Incurred bottling services from a company related by a director in common	$160,642	$305,289	$218,812
vi)	Incurred consulting fees with a company related by an officer in common	$—	$213,311	$150,000
vii)	Incurred services from a company related by a director in common	$—	$1,775	$1,055
viii)	Purchased supplies from a company related by a director in common	$—	$1,728	$1,273

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

13.	Related Party Transactions (continued)

On September 15, 2017, the Company entered into an agreement with a company that has certain officers and directors in common with the Company, to dispose of its legacy beverage assets for $325,000 (see Note 16). Further, the executive employment agreement between the Company, Leading Brands of Canada Inc. and Ralph McRae, effective June 1, 2015 was terminated on September 15, 2017. Upon termination of the agreement, and pursuant to the severance payment clause, the $900,000 severance obligation was fully satisfied.

14.	Fair Value of Financial Instruments

The Company’s financial assets and financial liabilities as at February 28, 2018, measured at fair value on a recurring basis are summarized below:

	Quoted Prices in Active Market (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, February 28, 2018
Cash and restricted cash	$1,369,352	$—	$—	$1,369,352
Derivative liability	—	—	(23,024)	(23,024)

	$1,369,352	$—	$(23,024)	$1,346,328

The Company’s financial assets and financial liabilities as at February 28, 2017, measured at fair value on a recurring basis are summarized below:

	Quoted Prices in Active Market (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, February 28, 2017
Cash	$4,315,028	$—	$—	$4,315,028
Derivative liability	—	—	(46,352)	(46,352)

	$4,315,028	$—	$(46,352)	$4,268,676

The fair value of cash and cash equivalents and restricted cash approximates its carrying value.

The fair value of the derivative liability for non-employee stock options is determined through use of the Black-Scholes model (Note 9).

15.	Segmented Information

The Company previously operated in one industry segment being the production and distribution of beverages. The Company’s principal operations were comprised of an integrated bottling and distribution system for beverages. Substantially, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

During the year ended February 28, 2018, the Company’s ten largest customers comprised approximately 75% (2017—93%; 2016—96%) of revenue and no one customer comprised more than 26% (2017—74%; 2016—84%) of revenue.

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

16.	Discontinued Operations

On December 15, 2016 the Company approved the discontinuation of all activities relating to the Company’s co-packing operations. As a result, the co-packing operations have ceased and all assets have been liquidated and all liabilities will be settled. All costs associated with the discontinuation were recorded as of February 28, 2017.

On September 15, 2017 the Company disposed of its legacy beverage assets to a company that has certain officers and directors in common with the Company for $325,000, which amount is net of assumed liabilities for certain employee obligations and other matters, all of which is subject to certain working capital adjustments. All costs associated with the discontinuation were recorded as of February 28, 2018.

In conjunction with the discontinuance of the co-packing operations and legacy beverage sales the Company has presented the assets and liabilities under the captions “assets of discontinued operations” and “liabilities of discontinued operations” respectively in the accompanying balance sheets as at February 28, 2018 and February 28, 2017, and consist of the following:

Assets of discontinued operation:	2018	2017
Accounts Receivable	$—	$—
Prepaid expenses and deposits	—	26,195

Total current assets	—	26,195
Property, plant and equipment	—	—
Deferred tax assets	—	—

Total assets	$—	$26,195

Liabilities of discontinued operation
Accounts payable and accrued liabilities	$250,000	$300,000
Lease inducement	—	—

Total liabilities	$250,000	$300,000

Amounts presented for the years ended February 28, 2018, February 28, 2017, and February 29, 2016 have been reclassified to conform to the current presentation. The following table provides the amounts reclassified for the years then ended:

Amounts reclassified	2018	2017	2016
Gross Revenue	$1,114,877	$9,625,481	$11,513,289
Less: Discounts, rebates slotting fees	(291,689)	(696,659)	(502,085)

Net Revenue	823,188	8,928,822	11,011,204
Cost of sales	902,087	6,699,947	7,856,351
Selling, general, and administrative	1,337,951	3,331,967	2,987,235
Depreciation	73,345	633,639	703,708
Foreign exchange (gain) loss	(5,859)	(3,186)	9,865
Loss on disposition of legacy beverage operations	1,071,946
Loss on disposal of assets	752	1,581,672	1,757

	3,380,222	12,244,039	11,558,916

Net Income (loss) before taxes	(2,557,034)	(3,315,217)	(547,712)
Income tax provision (recovery)	—	2,480,527	(436,654)

Total amount reclassified as discontinued operations	$(2,557,034)	$(5,795,744)	$(111,058)

Leading Brands, Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

17.	Subsequent Events

On March 23, 2018, the Nasdaq Listing Qualifications Staff (“Nasdaq Staff”) granted the Company an extension of time until July 23, 2018 to regain compliance with Listing Rule 5550(b) (the “Listing Rule”). The Company had previously received notice from Nasdaq Staff on January 23, 2018 of non-compliance with the Listing Rule and submitted a plan of compliance. The plan was based on the expectation that the combined company will meet all applicable requirements for initial listing on The Nasdaq Capital Market. It is expected that the combined entity will be required to meet all applicable requirements for initial listing on The Nasdaq Capital Market. Notwithstanding the foregoing, there can be no assurances that the Company will be able to complete the Transaction or that the combined entity will meet all applicable requirements for initial listing on The Nasdaq Capital Market.

Item 19. – Exhibits

Exhibit No.	Description

1.1	Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the Securities and Exchange Commission on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the Securities Exchange Commission on February 3, 2010.

4.1	Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 7, 2015.

4.2*	Share Purchase Agreement dated September 15, 2017 between the Company and 1133438 B.C. Ltd. relating to the disposition of the Company’s subsidiaries

4.3*	Amended and Restated Arrangement Agreement dated January 14, 2018 between the Company and Liquid Media Group Ltd.

8.1*	Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEADING BRANDS, INC.

/s/ Ralph McRae

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: May 29, 2018