Form 20-F
period 2018-11-30
Liquid Media Group Ltd.
filed 2019-04-15
CIK 884247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2018

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-19884

LIQUID MEDIA GROUP LTD. (fka LEADING BRANDS, INC.)
[Exact name of Registrant as specified in its charter]

Not Applicable
[Translation of Registrant’s name into English]

British Columbia, Canada
[Jurisdiction of incorporation or organization]

#1000, 409 Granville Street, Vancouver, BC, V6C1T2
[Address of principal executive offices]

Daniel Cruz, Chief Financial Officer
Phone Number: 604-602-0001
#1000, 409 Granville Street
Vancouver, British Columbia Canada V6C 1T2
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

As of November 30, 2018, Liquid Media Group Ltd.. had 4,010,108 Common Shares, without par value, outstanding.

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

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Emerging growth company [ ]

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

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes [   ]    No [X]

INTRODUCTION

The terms the “Company”, “LMG”, “Liquid”, “we”, “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Liquid Media Group Ltd. and its consolidated subsidiaries or predessesor entities (including Leading Brands, Inc.), except where the context requires otherwise.

Unless otherwise specified, all references to “dollars” or “$” in this Annual Report are expressed in Canadian dollars (“CAD”), unless otherwise indicated, and all references to “U.S. dollars,” “US$” or “USD$” are expressed in the currency of the United States of America.

Forward-Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments. The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

•	Our business plan to create a vertically-integrated cloud-based global content production studio;
•	Our expectations regarding market acceptance of our gaming, tv and film offerings;
•	Our intention to make strategic acquisitions to grow our business;
•	Our expectations regarding litigation risks and outcomes;
•	Our plan to raise capital through a crowd-funding portal;
•	The effectiveness of steps taken to protect our intellectual property and our beliefs about non-infringement of the intellectual property of others; and
•	Our status as a foreign private issuer and our belief that we are not a Passive Foreign Investment Company.

Such forward-looking statements are estimates reflecting the Company’s judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under “Item 3.D. Risk Factors,” as well as general economic conditions, changing trends in the film and gaming media industries, pricing, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. Events may occur in the future that the Company is unable to accurately predict, or over which it has no control. If one or more of those uncertainties materialize, or if the underlying assumptions prove incorrect, actual outcomes may vary materially from those forward-looking statements included in this Annual Report.

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

SPECIAL NOTE REGARDING LINKS TO EXTERNAL WEBSITES

Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

FOREIGN PRIVATE ISSUER FILINGS

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

P A R T  I

Item 1. – Identity of Directors, Senior Management and Advisers

This item is not applicable for an Annual Report.

Item 2. – Offer Statistics and Expected Timetable

This item is not applicable for an Annual Report.

Item 3. – Key Information

A.        Selected financial data.

The following table sets forth certain selected consolidated financial information with respect to LMG for the periods indicated. It should be read in conjunction with this Annual Report and the Company’s consolidated financial statements listed in “Item 18 – Financial Statements” of this Annual Report. The following table is derived from, and is qualified by, the Company’s financial statements and the notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

	FISCAL YEAR ENDED Nov. 30, 2018	FISCAL YEAR ENDED Nov. 30, 2017	FISCAL YEAR ENDED Nov. 30, 2016	FISCAL YEAR ENDED Nov. 30, 2015	FISCAL YEAR ENDED Nov. 30, 2014
	$	$	$	$	$
Net sales / revenue from continuing operations	687,381	-	-	-	-
Net loss	(7,500,233)	(1,928,870)	(465,644)	(386,341)	(521,826)
Net loss attributable to shareholders of the Company	(7,537,749)	(1,928,870)	(465,644)	(386,341)	(521,826)
Net income attributable to non-controlling interest	37,516	-	-	-	-
Comprehensive loss	(7,255,667)	(1,928,870)	(465,644)	(386,341)	(521,826)
Comprehensive loss attributable to shareholders of the Company	(7,384,741)	(1,928,870)	(465,644)	(386,341)	(521,826)
Comprehensive income attributable to non-controlling interest	154,326	-	-	-	-
Loss per share, basic	(3.14)	(0.96)	(0.25)	(0.22)	(0.43)
Total assets	15,577,056	1,456,836	3,119,209	596,258	276,506
Net assets	10,077,396	(247,305)	(298,385)	160,335	174,035
Share Capital	18,032,601	2,364,400	1,081,000	1,081,000	698,126
Long-term debt	675,942	126,000	2,500,000	-	-
Cash dividends declared per common share	-	-	-	-	-
Weighted average common shares outstanding basic and diluted	2,397,117	2,001,832	1,845,237	1,729,413	1,199,142

3.        Exchange Rates

Exchange Rate – March 1, 2019: 1.3260

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	Feb. 1-28, 2019	Jan. 1-31, 2019	Dec. 1-31, 2018	Nov. 1-30, 2018	Oct. 1-31, 2018	Sept. 1-30, 2018
High	1.3298	1.3600	1.3642	1.3302	1.3142	1.3188
Low	1.3095	1.3144	1.3191	1.3088	1.2803	1.2905

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Dec. 1, 2017 to Nov. 30, 2018	Dec. 1, 2016 to Nov. 30, 2017	Dec. 1, 2015 to Nov. 30, 2016	Dec. 1, 2014 to Nov. 30, 2015	Dec. 1, 2013 to Nov. 30, 2014
Average	1.2907	1.3030	1.3276	1.2603	1.0971

B.        Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.        Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.        Risk factors.

Risks Related To Our Business

The business and operations of Liquid are subject to numerous risks. The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects”. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, prospects or results of operations. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely be materially adversely affected. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares. The risks set out below are not the only risks and uncertainties we currently face; other risks may arise in the future. The following discussion of risks may contain forward-looking statements as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

Risk Related to Our Business and Our Industry

Our limited operating history and our evolving business make it difficult to evaluate our results of operations and prospects.

Our company was created on August 8, 2018 as the resulting issuer of a business combination by plan of arrangement between Liquid Media Group (Canada) Ltd. (fka Liquid Media Group Ltd.) (“Liquid Canada”) and Leading Brands, Inc. (“LBIX”). We cannot assure you that our revenue will increase, or that we will be able to operate profitably in future periods. Our limited operating history and evolving business make the prediction of future results of operations difficult and, therefore, past results should not be taken as indicative of our future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage gaming, TV, film media and entertainment company operating in highly competitive, rapidly evolving, and challenging markets. If we fail to address the risks and challenges that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected.

We are in the initial phase of executing our business plan and we cannot guarantee that our intended business will be successful.

We are in an early phase of development and are just beginning to implement our business plan. We cannot guarantee that our vision for a vertically-integrated, cloud-based global studio, producing content for all platforms through a network of shared services will be successful, or that we will be able to develop our gaming and media content as we intend to do, acquire additional content for development and franchising, and create the cloud-based network for global content development that form parts of our business plan. We also may not be successful in raising the financing that we are hoping to raise through our planned crowdfunding portal for funding of our projects in the gaming, film and TV industry segments.

Our business is intensely competitive and “hit” driven. If we do not deliver “hit” products and services, or if consumers prefer our competitors’ products or services over our own, our operating results could suffer.

Competition in our industry is intense and we expect new competitors to continue to emerge throughout the world. Our competitors range from large established companies to emerging start-ups. In our industry, though many new products and services are regularly introduced, only a relatively small number of “hit” titles accounts for a significant portion of total revenue for the industry. We do not yet have a significant number of titles that we develop and the underperformance of a title may have a large adverse impact on our financial results. Also, hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations.

In addition, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. We expect competition in these markets to intensify. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as free-to-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

We have a history of operating losses and negative cash flow and we may never achieve profitability.

We have a history of operating losses and negative cash flows. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities, and continue to develop our technology, products, projects, and services. For example, we will need additional funds to add to our content library and for development costs incurred to develop new games and redevelop our retro games, for production costs incurred in connection with the development of film and tv projects, costs related to our cloud-based network initiative, and for licensing and distribution expenses. These efforts may prove more expensive than we currently anticipate and we may incur significant additional costs and expenses in connection with our business development activities. In addition, our film and gaming content creation operations are relatively capital intensive while revenue-generating opportunities depend on the availability of projects in the market. During periods of low project volumes, fixed costs can result in operating losses. All of these costs and expenses could prevent us from achieving or maintaining profitability in future periods.

We are subject to product development risks which could result in delays and additional costs, and we must adapt to changes in software technologies.

We depend on our internal development studios and third-party software developers to develop new interactive entertainment software within anticipated release schedules and cost projections. The development cycle for emulated titles generally ranges from 3 months to 12 months and for new titles 6 months to 2 years . Therefore our development costs can be substantial. If we or our third party developers experience unanticipated development delays, financial difficulties or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. There can be no assurance that our products will be sufficiently successful so that we can recoup these costs or make a profit on these products.

Additionally, in order to stay competitive, our internal development studios must anticipate and adapt to rapid technological changes affecting software development. Any inability to respond to technological advances and implement new technologies could render our products obsolete or less marketable. Further, the failure to pursue the development of new technology, platforms, or business models that obtain meaningful commercial success in a timely manner may negatively affect our business, resulting in increased production costs and more strenuous competition.

We lack adequate financing and may not be able to obtain financing on acceptable terms, or at all, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

We have limited capital and we may require funds in excess of our existing cash resources to fund operating deficits, develop new products or services, establish and expand our marketing capabilities, and finance general and administrative activities. We do not currently generate sufficient cash from our businesses to fund our operations. We do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. We have plans to implement a crowdfunding portal through which we may raise money from investors to fund our operations in the gaming, film and TV industry segments, but we cannot guarantee that we will be successful in raising the funds we need in that manner. If we do not have, or are not able to obtain, sufficient funds, we may have to delay strategic opportunities, investments, or projects. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our creative work. Any of these actions could have a material adverse effect on our business, results of operations or financial condition.

Competition within, and to, the media and entertainment industries is intense, and our competitors may be able to draw upon a greater depth and breadth of resources than those available to us.

We operate in highly competitive markets characterized by pressure to innovate, expand feature sets and functionality, accelerate new product releases and reduce prices. Within the video game segment of the entertainment industry, we compete with other publishers of entertainment software developed for use on the PC, video game consoles and handheld, mobile and tablet devices or social networking sites. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. A relatively small number of titles account for a significant portion of net revenues, and an even greater portion of net profit, in the game entertainment industry, and the availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. Our larger competitors may be able to deliver greater innovation, respond more quickly to new or emerging technologies and changes in market demand, devote more resources to the development, marketing and sale of their products, successfully expand into emerging and other international markets, or price their products more aggressively than we can. If our competitors are more successful than we are in developing products, or in attracting and retaining customers, our financial condition and operating results could be adversely affected.

Our growth relies on market acceptance.

While we believe that there will be significant customer demand for our game, tv, and film offerings and services, there is no assurance that there will be broad market acceptance of our offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products or services that are preferred by prospective customers. Customers consider many factors when evaluating our products relative to those of our competitors, including innovation, ease of use, price, feature sets, functionality, reliability, performance, reputation, and training and support, and we may not compare favorably against our competitors in all respects. There can be no assurance that our efforts will be successful in the near future, or at all, or that our competitors will not take significant market share in similar efforts. If we fail to develop new products and to manage new product introductions and transitions properly, or if our offerings do not receive market acceptance, our financial condition and operating results could be harmed.

In operating our media and entertainment business, we may fail to launch new products according to our timetable, and our new products may not be commercially successful.

In order for our media and entertainment business strategy to succeed over time, we will need to license, acquire, or develop new digital entertainment products that can generate additional revenue and diversify our revenue sources. A number of factors, including technical difficulties, government approvals and licenses of intellectual property right required for launching new products, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of our new licensed products could result in delay in launching our new products. Therefore, we cannot assure you that we will be able to meet our timetable for development of our business.

There are many factors that may adversely affect the popularity of our new products. For example, we may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate our new products at acceptable costs. We cannot assure you that our new products will gain market acceptance and become commercially successful. If we are not able to license, develop or acquire additional digital entertainment products that are commercially successful, our future revenues and profitability may decline. If our games and other entertainment offerings do not meet consumer expectations, whether because they fail to function as advertised or otherwise, our sales may suffer. If our games and services do not function as consumers expect, it may negatively impact our business.

Our industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our new resources among, emerging technologies and business models, our business may be negatively impacted.

The entertainment industry in general, and the gaming, tv and film segments thereof in particular, are rapidly evolving, primarily as a result of free content, minimal entry costs for creation and distribution, and expanded use of mobile devices. We must continually anticipate and adapt our products to emerging technologies, delivery platforms and business models in order to stay competitive and try to predict and prepare for rapid changes in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. When we choose to incorporate a new technology into a product or to develop a product for a new platform, operating system or media format, we often are required to make a substantial investment prior to the introduction of the product. If we invest in the development of products incorporating a new technology or for a new platform that does not achieve significant commercial success, our revenues from those products likely will be lower than we anticipated and may not cover our development costs. Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both. If, on the other hand, we elect not to pursue the development of products incorporating a new technology or for new platforms, or otherwise elect not to pursue a new business model, that achieves significant commercial success, it may have adverse consequences. It may take significant time and resources to shift product development resources to that technology, platform or business model, as the case may be, and may be more difficult to compete against existing products incorporating that technology or for that platform or against companies using that business model. Any failure to successfully adapt to, and appropriately allocate resources among, emerging technologies and to keep pace with rapid technological change could negatively impact our business and prevent us from achieving profitability or sustaining a meaningful market position.

Our business is subject to our ability to develop commercially successful products for the current video game platforms.

The Company is a provider of video game products primarily for the casual-game consumer and has published video games for interactive entertainment hardware platforms, including Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One and the personal computer, or PC. The success of our business is subject to the continued popularity of these platforms and our ability to develop commercially successful products for these platforms.

The video game hardware manufacturers set the royalty rates and other fees that we must pay to provide games for their platforms, and therefore have significant influence on our costs. If one or more of these manufacturers change their fee structure, our profitability will be materially impacted.

In order to provide products and service for a video game system such as Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One, we must take a license from Nintendo, Sony and Microsoft, respectively, which give these companies the opportunity to set the fee structure that we must pay in order to provide games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online purchases of games, online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, profitability and margins. Because providing products for video game systems is the largest portion of our business, any increase in fee structures would significantly harm our ability to generate profits.

Acquisitions we pursue in our industry and related industries could result in operating difficulties, dilution to our shareholders and other consequences harmful to our business.

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

  increased expenses due to transaction and integration costs;
  potential liabilities of the acquired businesses;
  potential adverse tax and accounting effects of the acquisitions;
  diversion of capital and other resources from our existing businesses;
  diversion of our management’s attention during the acquisition process and any transition periods;
  loss of key employees of the acquired businesses following the acquisition; and
  inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

We are dependent upon certain key personnel.

We are dependent upon the services of key executives, including our chairman, Joshua Jackson, and our CFO, Daniel Cruz. The loss of our executive officers or our other key personnel, particularly with little or no notice, could cause delays on projects and could have an adverse impact on our client and industry relationships, our business, operating results or financial condition.

Due to the relatively small size of our company, the loss of key persons or our inability to attract and retain additional highly-skilled employees may adversely affect our business and future operations.

The loss of one or more key employees or contractors, if not replaced, could adversely affect Liquid’s project exploration and development programs, consolidated operations and financial condition.

Our success depends in part on our ability to hire and retain competent and skilled management and technical, sales and other personnel.

Our success depends to a significant extent on our ability to identify, hire, and retain qualified creative, technical and managerial personnel in a competitive job market. We expect competition for personnel with the specialized creative and technical skills needed to create our products and provide our services will continue to intensify in future. Our competitors may be able to offer a work environment with higher compensation or more opportunities to work with cutting-edge technology than we can. If we are unable to retain our key personnel or appropriately match skill sets with our needs, we would be required to expend significant time and financial resources to identify and hire new qualified personnel and to transfer significant internal historical knowledge, which might significantly delay or prevent the achievement of our business objectives.

We may be involved in legal proceedings that may result in adverse outcomes.

From time to time, we may be involved in claims, suits, government investigations, audits and proceedings arising from the ordinary course of our business. Such claims, suits, government investigations, audits and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management resources and other factors.

Prior to our business combination with LBIX, a subsidiary of LBIX became involved in a legal dispute with former employees of its Edmonton bottling plant (the “Plant”) following the disposition of the Plant in 2016. As part of the business combination, we assumed liability for any claims and the LBIX subsidiary posted a $600,000 deposit with its lawyers to secure payment of those and any other claims and associated professional fees. The parties have agreed to settle the matter and are in the process of finalizing the resulting releases and legal documentation. The settlement severance has been accrued in our consolidated financial statements.

Liquid is currently involved in litigation with the former chief executive officer and a director of its wholly owned subsidiary, Liquid Canada, who has filed suit against the Company in the US District Court for the Southern District of New York, alleging breach of contract and gender discrimination and seeking compensatory and punitive damages. Management of the Company is of the view that the case is wholly without merit and is vigorously defending the case. A trial date has not yet been set.

Declines in consumer spending and other adverse changes in the economy could have a material adverse effect on our business, financial condition and operating results.

Most of our products and services involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles as consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. Adverse economic conditions such as a prolonged general economic downturn, including periods of increased inflation, unemployment levels, tax rates, interest rates, energy prices or declining consumer confidence could also reduce consumer spending. Reduced consumer spending may result in reduced demand for our products and may also require increased selling and promotional expenses, which may have an adverse effect on our business, financial condition and operating results. In addition, uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing our products, increase the cost and availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse effect on our business, financial condition and operating results. If economic conditions worsen, our business, financial condition and operating results could be adversely affected.

Our management team has limited experience managing a public company.

Members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. These obligations will require significant attention from our management and could divert their attention away from the day-to-day management of our business. In the event that our management team are not successful or efficient as managers of a public company, this could have a material adverse effect on our business, results of operations, or financial condition.

We may not be able to manage our potential growth.

For us to succeed, our business needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on our management, operational and financial resources. To manage any material growth, we will be required to implement operational and financial systems, procedures and controls. We will also be required to expand our finance, administrative and operations staff. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations at any increased level. Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

We use a limited number of suppliers.

We rely on a limited number of suppliers for hardware, software, and film and gaming production equipment. While other sources of supply do exist for this equipment, an unexpected disruption in supply or an increase in pricing could have a negative impact on our earnings.

Risks Related to Intellectual Property

We depend on protection afforded by trademarks and copyrights to protect our intellectual property.

We hold a number of trademarks and copyrights relating to certain significant products. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights, and there can be no assurance that third parties will not infringe or misappropriate our trademarks and copyrights. Existing trade secret, copyright and trademark laws offer only limited protection and do not account for common law claims. Furthermore, the monitoring and enforcement against the unauthorized use of our intellectual property rights could entail significant expenses and could prove difficult or impossible. As well, the laws of other countries in which we may choose to market our products may afford little or no effective protection of our intellectual property. If we lose some or all of our intellectual property rights, our business may be materially adversely affected.

Intellectual property claims may increase our costs or require us to cease selling affected products, which could adversely affect our financial condition and results of operations.

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties may still allege infringement. These claims and any litigation resulting from these claims may be time consuming and costly to defend, divert management attention, and result in damage awards payable by us. They could also prevent us from selling the affected product; or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product or prevent us from utilizing important technologies, ideas or formats.

Security breaches involving the source code for our products or other sensitive and proprietary information could adversely affect our business.

We securely store the source code for our interactive entertainment software products as it is created. A breach, whether physical, electronic or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of our software. In addition, certain parties with whom we do business are given access to our sensitive and proprietary information in order to provide services and support our team. These third parties may misappropriate our information and engage in unauthorized use of it. If we are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures which could materially and adversely affect our business, financial condition and operating results. Any theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of our products. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Risk Related to Our Stock

We may not be able to maintain our listing on the NASDAQ Capital Market.

Our common shares currently trades on the NASDAQ Capital Market. Following our business combination in August 2018, we were required to establish compliance with the NASDAQ initial listing requirements, which we did in October 2018. NASDAQ has continued listing requirements that we must maintain to avoid delisting. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders’ equity of $2.5 million; (ii) a market value of listed securities of $35 million; or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three fiscal years. Our results of operations and our fluctuating shares price directly impact our ability to satisfy these listing standards. If we are unable to maintain these listing standards, we may be subject to delisting.

A delisting from NASDAQ would result in our common shares being eligible for quotation on the over-the-counter market which is generally considered to be a less efficient system than listing on markets such as NASDAQ or other national exchanges because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common shares. Additionally, trading of our common shares on the OTCBB may make us less desirable to institutional investors and may, therefore, limit our future equity funding options and could negatively affect the liquidity of our shares.

If we make a significant acquisition that requires the issuance of our common shares, we may be required to reapply for NASDAQ listing.

Reapplying for NASDAQ listing may require us to satisfy the more stringent original listing standards of the NASDAQ Capital Market, which has substantially higher standards than the continuing listing standards. If any such application is not approved, our shares of common shares could be delisted from the NASDAQ Capital Market.

Additional capital raising efforts in future periods may be dilutive to our then current shareholders or result in increased interest expense in future periods.

In order to finance our operations, we have raised funds through the issuance of common shares and securities convertible into common shares and may do so again in future. We cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into common shares, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect the market price of our common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, our investors will suffer dilution to their voting power.

We could lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a “foreign private issuer” (as defined in Rule 405 under the United States Securities Act of 1933), where more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our foreign private issuer status:

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
  we might lose the ability to rely upon exemptions from the NASDAQ corporate governance requirements that are available to foreign private issuers; and
  if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the Securities and Exchange Commission as a condition to any such financing.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), our U.S. shareholders may suffer adverse tax consequences.

If 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Once treated as a PFIC, for any taxable year, a foreign corporation will generally continue to be treated as a PFIC for all subsequent taxable years for any shareholder who owned shares of the foreign corporation when it was treated as a PFIC. If we were to be a PFIC, and a U.S. holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. holder, and any gain recognized by a U.S. holder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our ordinary shares would be treated in the same way as excess distributions.

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. Although we do not expect that we will be a PFIC in the future, in light of the periodic asset and income tests applicable in making this determination, no assurance can be given that we will not become a PFIC. If we do become a PFIC in the future, U.S. holders who hold ordinary shares during any period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable our shareholders to make a QEF election.

We have never paid cash dividends on our common shares, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common shares and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our common shares will be the sole source of gain for the foreseeable future.

Sales of a substantial number of our common shares into the public market could result in significant downward pressure on our share price.

Our common shares are traded on the NASDAQ under the symbol “YVR.” As of November 30, 2018, there were 4,010,108 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

We are incorporated in British Columbia, Canada, and all but one of our directors and officers live in Canada, and all of the Company's assets, with the exception of Majesco, are in Canada; therefore, investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

We are a company incorporated under the laws of British Columbia, all but one of our directors and officers are residents of Canada and all our assets and operations, with the exception of Majesco, are located outside of the United States. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

While reciprocal enforcement of judgment legislation exists between Canada and the United States, we and our insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. There is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or our insiders predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or our insiders predicated upon the U.S. federal and state securities laws. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Item 4. – Information on the Company

A.	History and development of the Company.

1.	The legal name of the Company is “Liquid Media Group Ltd.”

2.

The Company was incorporated under the Company Act (British Columbia) on February 4, 1986 under the name “2060 Investments Ltd.” On May 21, 1986, the Company changed its name to “Camfrey Resources Ltd.” On March 16, 1993, the Company changed its name to “Brio Industries Inc.,” and on October 25, 1999, the Company changed its name to Leading Brands, Inc. On August 10, 2018, the Company changed its name to “Liquid Media Group Ltd.”

3.

The Company is a corporation incorporated under the laws of the province of British Columbia, Canada, and is governed by the Business Corporations Act (British Columbia). The head office of the Company is located at:

#1000, 409 Granville StreetVancouver BC
Canada V6C 1T2
Tel: 604-602-0001

4.	During the Company’s fiscal year ended November 30, 2018, the Company realized several material changes to both its organizational structure as well as the nature of its business.

On September 17, 2017, the LBIX entered into an arrangement agreement (the “Arrangement Agreement”) to acquire 100% of Liquid Canada by way of a plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Transaction”). Liquid Canada’s primary business is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution. At the time of this announcement, the Company anticipated that its shareholders would hold 22.637% and Liquid Canada shareholders would hold 77.363% of the post-transaction entity.

On January 15, 2018, LBIX announced an amendment to the Arrangement Agreement by entering into the amended and restated definitive arrangement agreement dated January 14, 2018 (the “Amended and Restated Arrangement Agreement”) with Liquid Canada relating to the Transaction whereby the original agreed valuation of existing Company shares was increased from USD$1.50 per share to USD$1.78 per share. As a result, LBIX's shareholders were anticipated to hold 25.8% and Liquid Canada shareholders are anticipated to hold 74.2% of the post-transaction entity. At the same time, LBIX announced that Liquid had acquired 51% of Majesco Entertainment Company (“Majesco”), a proven gaming publisher. The acquisition of Majesco by Liquid Canada satisfied one of the key terms of the Amended and Restated Arrangement Agreement relating to the Transaction whereby Liquid Canada was to acquire a gaming studio.

On January 23, 2018, LBIX received notice from the NASDAQ Listing Qualification Staff (“NASDAQ Staff”) indicating that it no longer complied with the Listing Rule 5550(b) (the "Rule"), based in part upon the Company's non-compliance with the minimum $2.5 million stockholders' equity requirement for continued listing on the NASDAQ as of November 30, 2017 and the Company was granted a 45-day period to submit a plan to regain compliance with the Rule.

On March 23, 2018, the NASDAQ Staff granted LBIX an extension of time to regain compliance with the Rule. The terms of the extension required that on or before July 23, 2018, LBIX would submit an application for the post Transaction entity to list on NASDAQ, comply with all initial listing standards of NASDAQ, and receive approval to trade the securities of the post Transaction entity on NASDAQ.

On July 12, 2018, LBIX received a letter from the NASDAQ Staff, regarding LBIX’s recent temporary failure to comply with NASDAQ’s audit committee composition requirement set forth in NASDAQ Listing Rule 5605(c)(2), which requires, among other things, that each member of a company’s audit committee meet the criteria for independence set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended. On May 24, 2018, the Board of Directors of LBIX appointed LBIX’s former Chief Executive Officer, President and Chairman, Mr. Ralph McRae, to the audit committee in response to the passing of LBIX’s former audit committee member, Mr. Stephen Fane, on November 10, 2017. Pursuant to Canadian securities laws, there is an exemption from the independence requirements for the composition of a company’s audit committee when filling a vacancy resulting from the death of an audit committee member. However, as Mr. McRae is an executive officer he did not meet the criteria for independence set forth in SEC Rule 10A-3(b)(1), and was not eligible to sit on the audit committee under the NASDAQ Listing Rules. On July 9, 2018, Mr. McRae resigned from the audit committee, and therefore LBIX regained compliance with the rules. As a result, LBIX was advised by the NASDAQ Staff that it considers the matter closed.

On July 18, 2018, Mssrs. Ralph McRae, Thomas Gaglardi, Darryl Eddy and James Corbett, tendered their resignations from the board of directors of LBIX. Mr. McRae also tendered his resignation as President and CEO of the Company. Mr. Charles Brezer was concurrently appointed as a director to fill the vacancy in the board of directors of LBIX. Mr. Brezer was and remains a director of Liquid Canada. Immediately following the appointment of Mr. Brezer, Stephen Jackson, Joshua Jackson, Daniel Cruz, and Krysanne Katsoolis were appointed to the board of LBIX.

On July 23, 2018 LBIX held an adjourned special meeting of its shareholders where resolutions were passed approving the Transaction and to effect a reverse stock split of its common shares by a ratio of not less than two (2) and not more than five (5) pre-consolidation Share for one (1) post-consolidation Share (the “Consolidation Resolution”).

On July 27, 2018 the Supreme Court of British Columbia granted a final order to Liquid Canada approving the Transaction.

On August 8, 2018, LBIX closed the Transaction, pursuant to which Liquid Canada was acquired by and became a wholly-owned subsidiary of LBIX. As part of the Transaction, on August 10, 2018, LBIX changed its name to “Liquid Media Group Ltd.” and Liquid Canada changed its name to “Liquid Media Group (Canada) Ltd”. At the time of completion of the Transaction, the Company had 1,848,980 common shares issued and outstanding, including 1,288,497 issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Transaction were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of the Company was changed to “YVR”. Pursuant to the Transaction, all previous common shares and warrants of Liquid Canada were exchanged for the same securities of the Company based on conversion ratio of 0.5741.

On August 20, 2018, the Company announced that it had received an additional notice from the NASDAQ Staff indicating that, based on the Company’s non-compliance with the criteria for initial listing on the NASDAQ as set forth in NASDAQ Listing Rule 5110(a) upon the recent consummation of its “change of control” under the Transaction, specifically, the applicable $4.00 bid price and $5 million stockholders’ equity requirements for initial listing, those deficiencies could serve as an additional basis for the delisting of the Company’s common stock from NASDAQ. Prior to consummation of the Transaction, the Company was notified by the Staff that it did not satisfy the $2.5 million stockholders’ equity requirement for continued listing on the NASDAQ, and requested a hearing to address that deficiency before a NASDAQ Hearings Panel (the “Panel”).

On August 24, 2018, Krysanne Katsoolis resigned as a director of the Company.

On September 13, 2018, as part of its plan for compliance with NASDAQ continued listing requirements, the Company announced it had entered into an engagement letter with Mackie Research Capital Corp. to act as lead agent and sole bookrunner, on a best-efforts basis, in connection with a proposed a private placement (the “Offering”) for a minimum financing of US$4,000,000.

On September 19, 2018, following a hearing before the Panel, the Company was notified that it had been granted its request for the continued listing of its common shares on NASDAQ, pursuant to an extension through October 15, 2018, by which date the Company must have evidenced compliance with all applicable requirements for initial listing on NASDAQ, which criteria became applicable to the Company as a result of the completion of the Transaction.

On October 15, 2018, as part of its NASDAQ continued listing compliance plan, the Company completed a series of transactions, as follows:

A.

Share Consolidation. Pursuant to passing of the Consolidation Resolution at the Company’s shareholder meeting on July 23, 2018, the Company effected a 1-for-5 reverse stock split in furtherance of the Company’s compliance plan and to fulfill NASDAQ’s $4.00 per-share minimum bid price requirement.

B.

Brokered Private Placement. The Company closed the Offering whereby the Company issued 800,000 units priced at US$4.00 per unit for gross proceeds of US$3,200,000 (CAD$4,157,760), consisting of one common share and one common share purchase warrant of the Company exercisable at US$5.00 for 36 months from the date of closing.

C.

Debt Settlements. The Company closed debt settlements with various parties totalling US$756,449 (based on a USD to CAD conversion factor of 1.3087), pursuant to which the Company issued 142,215 common shares at a price of US$4.22 per Share (the “Debt Settlement”). The Debt Settlement included the settlement of accrued management fees owing to companies controlled by directors of the Company, fees owed to consultants and loans from various shareholders, including a director of the Company.

D.	Payments for Intangible Assets.

Lightning Man Media LLC (“Lightning Man”): The Company issued 120,000 common shares to Lightning Man at a price of US$3.20 per share as consideration for a license to market and distribute 6 video games owned by Lightning Man, including: Bunny Boom, Bar Crasher, Nyctophobia, Resurgence, Clowns and Machetes, and Piggy Pals. As part of the Lightning Man agreement, the Company has agreed to pay a total of $100,000 (in three tranches) to Lightning Man over a 6-month period for the rights to two future video game titles that will be jointly developed by the Company and Lightning Man.

Zift Interactive LLC (“Zift”): The Company issued 134,000 common shares at a price of US$4.22 per share in exchange for complete intellectual property rights to “Blowout” and “Blast Works” video game titles. The Company announced that it has plans to re-launch both titles to modern video game platforms and consoles.

Throwback Entertainment Inc. (“Throwback”): On September 25, 2018, the Company entered into an agreement to acquire all rights and interest in 65 video game titles (the “Titles Agreement”) from Throwback. Under the terms of the Titles Agreement, the Company issued 134,000 common shares at a price of US$4.22 per share.

SeriesOne Holdings LLC (“S1”): The Company issued 380,000 common shares to S1 at a price of US$3.20 per share in exchange for an initial 36-month platform license to operate a S1 crowd-funding portal solution under the Company brand. In addition, the Company acquired an exclusive license across all S1’s crowd-funding platforms for the entertainment and gaming industries for an initial term of 12-months.

World of Wireless UK Limited (“WOW”): The Company issued 300,000 common shares to WOW at a price of US$5.95 per share in exchange for the development of a complete Company-branded in-game payment and rewards system for Company video games. The deliverable from WOW will include supporting mobile applications, loyalty and reward subsystems, and global payment network interfaces. As part of the rewards system, WOW will develop a Liquid Token system which will enable Company consumers to exchange Liquid Tokens via mobile accounts or use them to make in-game purchases or upgrades.

StratusCore, Inc. (“StratusCore”): On October 15, 2018, the Company entered into an agreement to acquire a limited, annual, non-exclusive, non-transferable right to use, and to grant its end customers access to, StratusCore’s web-based platform. Under the terms of the agreement, the Company issued 88,000 common shares at a price of US$4.22 per share.

On October 29, 2018, the Company received formal notification from NASDAQ indicating that, based upon the Company’s compliance with all requirements for initial listing on NASDAQ effective October 15, 2018, the Panel had determined to continue the Company’s listing on NASDAQ and the hearing file has been closed.

On January 22, 2019, the Company changed its auditor from Charlton & Company to Davidson and Company LLP.

On February 20, 2019, the Company announced its intention to raise US$2,000,000 by way of a private placement offering for unsecured convertible debentures (“Debentures”). On February 27, 2019, the Company announced it had closed the Debenture private placement on an oversubscribed basis for gross proceeds of US$2,677,750, of which management of the Company subscribed for US$588,000. The Debentures will mature two years from closing and will bear interest at 2% per annum. Each Debenture is convertible into units (“Debenture Units”) at a price of US$1.50 per unit. Each Debenture Unit consists of one common share and one share purchase warrant (a “Debenture Warrant”). Each Debenture Warrant will entitle the holder to acquire one common share of the Company for US$1.75 for a period of two years from the closing date of the Debenture offering. At the time of the closing of the Debenture offering, the Company also converted US$255,000 of accounts payable to non-related parties into 113,334 common shares at a price of US$2.62.

On February 28, 2019, the Company granted incentive stock options to certain officers, directors and consultants entitling them to purchase an aggregate of 461,500 common shares of the Company at an exercise price of US$2.55 per share for a 5-year term expiring at the close of business on February 28, 2024.

On March 25, 2019, the Company announced it had entered into an agreement with Throwback to acquire a cloud gaming platform called “Open Nuage”. The platform makes playing and developing games in the cloud faster and easier, and is aligned with the Company’s leadership in cloud technologies for the film and entertainment space. The acquisition of the Open Nuage assets is subject to customary closing conditions, including completion of due diligence by the Company. Liquid will issue up to 175,000 common shares and pay consideration of US$500,000, payable in the form of common shares of the Company or cash, at the Company’s discretion. If Throwback is able to meet certain performance milestones, it will also be eligible for an additional issuance of common shares of the Company.

5.	The Company expended $nil on the purchase of property, plant and equipment in the fiscal years ended November 30, 2018, 2017, and 2016.

6.	Capital expenditures that are planned for the fiscal year ending November 30, 2019 are in Canada and will be funded with cash on hand.

7.

There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

8.

The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies, including the Company, that file electronically with the SEC. The Company’s website is https://liquidmediagroup.co/.

B.	Business overview.

1.

During the fiscal years ended November 30, 2018, November 30, 2017 and November 30, 2016, the Company’s primary business is aggregating mature gaming and film production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution.

2.	Gaming Content Creation and Distribution Business

The Company (through Liquid Canada) holds a 51% interest in Majesco, a proven gaming publisher. Majesco is the developer of mobile, console, and desktop downloadable games including such hits as “A Boy and his Blob” and “Gone Home.” Majesco holds various assests acquired through a spin-out entity of a publicly traded company called PolarityTE, Inc. (NASDAQ: PTE), whose principal business operations were previously those of Majesco.

Majesco develops and publishes a wide range of video games on digital networks, including Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One and the personal computer, or PC. Majesco has sold video games to distributors and through digital distribution for platforms such as Xbox Live Arcade, PlayStation Network, or PSN, and Steam, and for mobile devices and online platforms. Majesco’s titles are targeted at various demographics at a range of various price points. Majesco focuses on publishing lower-cost games targeting casual-game consumers and independent game developer fans. In some instances, Majesco’s titles are based on licenses of well-known properties and, in other cases, original properties. Majesco enters into agreements with content providers and video game development studios for the creation of video games sold domestically and internationally.

The Company also holds a series gaming titles in its portfolio acquired from Throwback, Zift and Lightning Man.

Video Game Industry

The video game software market is comprised of two primary sectors: (i) dedicated console software for systems such as the Xbox, PlayStation, Wii, and handheld gaming systems, such as the Nintendo DS and Nintendo 3DS; and (ii) software for multipurpose devices such as personal computers (“PCs”) and mobile devices such as smartphones and tablets. In recent years an increasing amount of software has been made available digitally through online networks such as Microsoft’s Xbox Live Arcade, and Sony’s PlayStation Network.

Gaming Product Development

Majesco primarily uses third party development studios to develop its games. However, Majesco may employ game-production and quality-assurance personnel to manage the creation of the game and its ultimate approval by the first party hardware manufacturer. Majesco carefully selects third parties to develop video games based on their capabilities, suitability, availability and cost. Majesco typically has broad rights to commercially utilize products created by the third party developers it works with. Development contracts are structured to provide developers with incentives to provide timely and satisfactory performance by associating payments with the achievement of substantive development milestones, and by providing for the payment of royalties to them based on sales of the developed product, only after Majesco recoups development costs.The process for producing video games also involves working with platform manufacturers from the initial game concept phase through approval of the final product. During this process, Majesco works closely with the developers and manufacturers to ensure that the title undergoes careful quality assurance testing. Each platform manufacturer requires that the software and a prototype of each title, together with all related artwork and documentation, be submitted for its pre-publication approval. This approval is generally discretionary.

Intellectual Property

Majesco’s business is dependent upon intellectual property rights in numerous respects. Majesco typically owns the copyright to our software code and content and register copyrights and trademarks in the United States as appropriate.

a.        Platform Licenses

Hardware platform manufacturers require that publishers obtain a license from them to publish titles for their platforms. Majesco currently has non-exclusive licenses from Nintendo, Microsoft and Sony for each of the popular console and handheld platforms. Each license generally extends for a term of between two (2) to four (4) years and is terminable under a variety of circumstances. Each license allows it to create one or more products for the applicable system, and requires Majesco to pay a per-unit license fee and/or royalty payment from the title produced and may include other compensation or payment terms. All of the hardware manufacturers approve each of the titles Majesco submits for approval on a title-by-title basis, at their discretion. Majesco is also dependent on approvals from distributors for its video game software for PCs and mobile devices.

b.        Licenses from Third Parties

Most of Majesco’s titles are based on rights, licenses and properties, including copyrights and trademarks, owned by third parties. Majesco’s original titles may require rights to properties from third parties, such as rights to music or content. License agreements with third parties generally extend for a term of between two to four years, are limited to specific territories or platforms and are terminable under a variety of circumstances. Several of our licenses are exclusive within particular territories or platforms. The licensors often have strict approval and quality control rights. Typically, Majesco is obligated to make minimum guaranteed royalty payments over the term of these licenses and advance payments against these guarantees, but other compensation or payment terms, such as milestone payments, are also common. From time to time, Majesco may also license other technologies from third party developers for use in its products, which also are subject to royalties and other types of payment.

Customers

Majesco focuses on the download business, where games are downloaded from servers maintained by game companies, such as Valve, Microsoft, Sony and Nintendo. Accordingly, currently Majesco’s customers are substantially users of games on those platforms. Majesco continues to explore new distribution channels for its games

Competition

The computer generated (“CG”) animation business is highly competitive. Liquid competes with a number of North American studios that provide 3D CG animation as well as foreign companies in locations such as China, India and other countries in Asia where the wage levels are significantly below those of North American companies. Liquid attempts to differentiate itself from its competition through its high quality level of CG animation, production processes and training of skilled employees. Each of these factors permits it to create unique CG animation in a timely and cost-efficient manner.

Film Production Business

The Company (through Liquid Canada) holds a 49% interest in Waterproof Studios Inc. (“Waterproof”), an animation studio based in Vancouver, BC. Waterproof is a Vancouver based content creation studio founded in 2011, providing industry leading creative development, computer generated production, visual effects and animation content. Through Waterproof, the Company’s animation production business provides animation services on a work-for-hire basis. Waterproof’s principal customers are traditional film and television studios, distributors, broadcasters, and other streaming service providers.

Production services-for-hire work has been the basis of Waterproof’s animation business. Since inception, Waterproof has built out a production facility, developed its production pipeline, and hired a talented and experienced work force. By establishing a consistent production service-for-hire model, Liquid can selectively search for proprietary properties that warrant production based on distribution potential. The Company has a collection of feature film title intellectual property rights, which it seeks to collaboartate with Waterproof on to develop in the coming years.

Growth Strategy

With the goal of becoming a global competitor in gaming and film content creation, the Company is forging relationships with an extensive network of industry partners to integrate cutting edge technology into its portfolio of gaming and film products. Initial growth efforts in this regard are intended to consolidate the city of Vancouver’s fragmented film and entertainment market, where more than $3.4 billion is spent annually on film and television production services.(1) The Company has signed a licensing agreement to enable it to move digital content production into the cloud. With this technology, the Company is creating a single, powerful network of production groups where content creators can access rented applications. A targeted roll out of “Liquid Anywhere” locations is scheduled, with initial launch planned for key physical production centers in North America, beginning with Vancouver, Canada. These physical locations in key tech hubs would give creators a physical meeting place to collaborate on the Company’s pipeline.

In addition, the Company has recently agreed to acquire Open Nuage. Open Nuage provides a platform-agnostic service that will assist the Company and other gaming companies to enter into the cloud market and grow their products faster. Majesco is an existing customer of Open Nuage and has integrated the platform into its gaming operations infrastructure. The addition of Open Nuage will add an additional horizontal compenent that integrates with the Company’s cloud based, studio-as-a-service asset portfolio.

The Company has also targeted new initiatives for engaging a broader scale of customers for renewed and recurring investment in its products through loyalty and reward subsystems, and global payment network interfaces for its product lines, as well as partnerships with a crowdfunding platform to finance projects in the gaming, film and TV segments.

3.	Seasonality

Liquid’s operating results for any period are subject to cyclical or season fluctuations and dependent on factors such as the number and timing of film and television programs delivered, the budgets and financing cycles of broadcasters, overall demand for content, general advertising revenues and retail cycles associated with consumer spending activity, and the timing and level of success achieved by merchandise licenced and royalties paid in respect thereof, none of which can be predicted with certainty. Consequently, Liquid’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods

4.	The Company makes no statements concerning its competitive position.

C.	Organizational structure.

The following is a list of the Company’s significant subsidiaries as of November 30, 2018:

•	Liquid Media Group (Canada) Ltd.
-	Incorporated provincially in British Columbia, Canada;
-	100% owned by the Company; and
-	Principal operating subsidiary of the Company.

___________________________________________
(1) “Activity Report 2017-2018” CreativeBC (16 July 2018), online:
<https://www.creativebc.com/database/files/library/FINAL___Creative_BC___2017_18_Tax_Credits_Release(1).pdf>

•	Waterproof Studio Inc.;
-	Incorporated provincially in British Columbia, Canada;
-	49% owned by the Company; and
-	Operating an animation studio based in Vancouver, British Columbia.

•	Majesco Entertainment Company
-	Incorporated in the state of Nevada, USA;
-	51% owned by the Company; and
-	Operating a video gaming developer and publishing studio.

D.	Property, plant and equipment.

The Company’s head office is located at 1000 – 409 Granville Street, Vancouver, BC, V6C 1T2. Majesco’s head office is located at 53 West 36th St., Suite 205 New York, NY 10018. Waterproof’s head office is located at its studio in Vancouver which is 2770 Bentall Street, 2nd floor, Vancouver, BC, Canada V5M 4H4. All office premises are leased space.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review and Prospects

A.	Operating results.

Introduction

During the year ended November 30, 2018, pursuant to the closing of the Transaction, the Company underwent a fundamental change in business from beverage co-packing and distribution to film and gaming content production and distribution.

The Company’s primary business is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution.

Overall Performance - Fiscal Year Ended November 30, 2018

The major developments during the year ended November 30, 2018 included:

The Company’s operations presented for the current year and prior years represent the results of the parent company, Liquid Media Group Ltd.

Loss increased by $5,571,363 to $7,500,233 for the year ended November 30, 2018 from a loss of $1,928,870 in the comparable period last year. Of the total loss, $7,537,749 is attributable to shareholders of the Company and a profit of $37,516 is attributable to non-controlling interests. This change principally occurred due to the listing fees expensed on the Arrangement between LBIX and Liquid .

Comprehensive loss increased by $5,172,471 to $7,101,341 for the year ended November 30, 2018 from a comprehensive loss of $1,928,870 in the comparable period last year. Of the total comprehensive loss, $7,255,667 is attributable to shareholders of the Company and a profit of $154,326 is attributable to non-controlling interests. Comprehenvise loss includes the foreign currency translation adjustment on converting from the Company’s functional currency of USD to its reporting currency of CAD.

Sales

The Company’s sales increased by $687,381 to $687,381 for the year ended November 30, 2018 from sales of $Nil in the last two fiscal years. The increase in sales was due to the Company acquiring a 51% interest in Majeco during the year ended November 30, 2018.

Cost of Sales

The Company’s cost of sales increased by $758,749 to $758,749 for the year ended November 30, 2018 from sales of $Nil in the last two fiscal years. The increase in cost of sales was due to the Company acquiring a 51% interest in Majeco and the Company entering into license agreements for video games and platforms during the year ended November 30, 2018.

Operating Expenses

For the fiscal year ended November 30, 2018, operating expenses increased by $523,555 from $1,554,211 in the fiscal year ended November 30, 2017 to $1,077,766 in the year ended November 30, 2018 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Consulting and directors fees	Increase of $346,238	Increased due to more consultants being engaged due to the acquisition of Majesco and the Company focusing on future growth.
Foreign exchange loss	Increase of $67,361	Increased as the Company started incurring more US$ expenses.
Interest expense	Decrease of $81,789	Decreased due to the reduction in interest-bearing loans outstanding during the year.
Investor relations, filing, and compliance fees	Increase of $99,009	Increased due to the Company becoming listed on the NASDAQ during the year and the Company increasing the amount of shareholder communication.
Professional fees	Increase of $479,028	Increased due to the Arrangement between LBIX and Liquid and the acquisition of Majesco.
Share-based compensation	Decrease of $464,865	Decreased due to fewer options being issued in the current year.
Salaries and benefits	Increase of $95,121	Increased due to Majesco having employees
Travel	Decrease of $58,387	Decreased as the prior year included increased travel in relation to the acquisition of Majesco.

Other Income (Expenses)

The Company recorded an increase in the share of loss of equity investment of $94,618 from its investment in Waterproof for the year ended November 30, 2018 as compared the year ended November 30, 2017.

During the year ended November 30, 2018, the Company recorded a write-off of associate of $310,484 as the Company decided to write-off its investment in Household Pests. There were no write-offs in during fiscal 2017.

During the year ended November 30, 2018, the Company recorded an increase in the write off of intangible assets of $116,352 as the Company decided not to proceed with the development of one video game.

During the year ended November 30, 2018, the Company recorded listing expenses of $4,130,557 in relation to the Arangement between LBIX and Liquid. There were no listing expenses during fiscal 2017.

During the year ended November 30, 2018, the Company recorded derivative liability – warrants of $1,557,086 upon the change of the Company’s functional currency from CAD to USD. Additionally, the Company recorded a gain on derivative liabily of $1,030,328 during the year ended November 30, 2018 due to the revaluation of the derivative liability at the year-end date. The revaluation of the derivative liability in fiscal 2017 did not require adjustment as the fair value recorded approximated the revalued amount.

During the year ended November 30, 2018, the Company recorded gain on debt settlements of $172,383 in relation to the settling of various debts through the issuance of the Company’s common shares. There were minimal debt settlements in fiscal 2017.

Overall Performance - Fiscal Year Ended November 30, 20187

The major developments during the year ended November 30, 2017 included:

Loss and comprehensive loss increased by $1,463,226 to $1,928,870 for the year ended November 30, 2017 from a net loss of $465,644 for the year ended November 30, 2016. This change principally occurred due to increase consulting fees, interest expense, and share-based compensation.

Operating Expenses

For the fiscal year ended November 30, 2017, operating expenses increased by $1,145,386 from $408,825 in the fiscal year ended November 30, 2016 to $1,554,211 in the year ended November 30, 2017 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Consulting and directors fees	Increase of $306,741	Increased due to more consultants being engaged, including management, to oversee the Company’s operations and find new potential investments.
Finance fee	Decrease of $60,000	Decreased as the prior year included a one-time fee relating to a new debt agreement.
Interest expense	Increase of $173,431	Increased due to the increase in interest-bearing loans outstanding during the year.
Share-based compensation	Increase of $576,000	Increased due to options being issued in the current year as compared to none in the previous year.
Travel	Increase of $64,184	Increased with the increased search for new investments including Majesco.

Other Income (Expenses)

During the year ended November 30, 2017, the Company recorded project investigation costs of $362,655 in relation to the potential transaction with LBIX. There were no project investigation costs incurred during fiscal 2016.

B.	Liquidity and Capital Resources.

Fiscal Year Ended November 30, 2018

As of November 30, 2018, the Company had working capital of $710,406 compared to a working capital deficit of $950,981 at the prior fiscal year end. The Company held $4,901,841 in cash account balances (including restricted cash) at November 30, 2018 compared with $54,307 at the prior fiscal year end.

Considering the positive working capital position, including the cash on hand at November 30, 2018, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Fiscal Year ended November 30, 2018	Fiscal Year ended November 30, 2017	Change
	$	$	$
Operating Activities	326,256	(1,155,954)	1,482,210
Investing Activities	(138,262)	(533,499)	415,237
Financing Activities	3,994,886	(736,961)	4,731,847

The cash flow generated from operating activities improved by $1,482,210 to 326,256 for the year ended November 30, 2018 from $(1,155,954) compared to the prior year. The cash flow improvement from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization, share-based compensation expense, listing expenses, changes in the value of derivatives, write off of intangible assets, gains on the settlement of debt, unrealized foreign exchange, and the share of loss of its equity investment, in addition to net changes in non-cash balances relating to operations.

Cash used by investing activities for year ended November 30, 2018 improved by $415,237 compared to the prior year mostly due to the Company spending more on its associates and issuing loans during the year ended November 30, 2017. In the current year, the Company also acquired cash from the acquisition of Majesco and the reverse acquisition with LBIX.

Cash provided by (used by) financing activities for year ended November 30, 2018 improved by $4,731,847 compared to the prior year. During the year ended November 30, 2018, the Company closed a private placement netting proceeds of $3,711,189 after the payment of share issuance costs and received loan proceeds of $182,500 from third parties and related parties. During the year ended November 30, 2017, the Company closed a private placement for $592,427 and repaid $1,756,721 on their credit facility agreement.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending November 30, 2019.

Fiscal Year Ended November 30, 2017

As of November 30, 2017, the Company had a working capital deficit of $950,981 compared to working capital of $1,666,522 at the prior fiscal year end. The Company held $54,307 in cash account balances at November 30, 2017 compared with $2,500,721 at the prior fiscal year end.

Considering the negative working capital position at November 30, 2017, the Company believed that it did not have sufficient working capital to continue operations for the next twelve months without incurring additional financing through debt or equity raises.

Cash provided by (used in):	Fiscal Year ended November 30, 2017	Fiscal Year ended November 30, 2016	Change
	$	$	$
Operating Activities	(1,155,954)	(78,168)	(1,077,786)
Investing Activities	(553,499)	(77,984)	(475,515)
Financing Activities	(736,961)	2,656,831	(3,393,792)

The decrease in cash from operating activities during the year ended November 30, 2017 is the result of the higher loss for fiscal 2017 compared to fiscal 2016.

The decrease in cash from investing activities during the year ended November 30, 2017 is mostly the result of the Company spending on its investment in films and issing loans receivable to third parties.

The decrease in cash from financing activities during the year ended November 30, 2017 is mostly due to the Company obtaining large loan proceeds during fiscal 2016.

Other sources of financing are more fully described in the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

The Company generally maintains cash or cash equivalents in Canadian and U.S. funds and does not use financial instruments for hedging purposes.

The Company had no material commitments for capital expenditures in the fiscal year ending November 30, 2017.

C.	Research and development, patents and licenses, etc.

The Company does not have a formal research and development program. It develops video games as and when it sees fit by working with existing staff and outside consultants, where appropriate.

Majesco has numerous licensing/royalty agreements whereby Majesco is given the right to sell various video games in exchange for royalty payments based on various percentages ranging from 10% to 85% of selling prices.

The Company has a license agreement with Lightning Man for license to market and distribute 6 video games owned by Lightning Man, including: Bunny Boom, Bar Crasher, Nyctophobia, Resurgence, Clowns and Machetes, and Piggy Pals, over a two year period. As part of the Lightning Man agreement, the Company has agreed to pay a total of $100,000 (in three tranches) to Lightning Man over a 6-month period for the rights to two future video game titles that will be jointly developed by the Company and Lightning Man.

D.	Trend Information.

During the fiscal years ended November 30, 2016 and 2017, the Company was focused on its film content and distribution business. In fiscal 2018, through the acquisition of Majesco, the Company added gaming content and distribution to its business.

The Company believes that growing demand in the film and gaming content production and distribution business, as well as the accelerated industry adoption of cloud-based gaming, represent growth opportunities for the Company and its shareholders.

E.	Off-balance sheet arrangements.

1.	The Company is committed to operating leases for a premise as disclosed in Note 20 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

2.	The Company had no off balance sheet arrangements during the fiscal years ended November 30, 2018, 2017, and 2016.

F.	Tabular disclosure of contractual obligations.

The following table presents our contractual obligations as of November 30, 2018:

Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (1)	$51,280	$51,280	-	-	-
Purchase Obligations	-		-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest on Capital Lease	-	-	-	-	-
Total	$51,280	$51,280	$-	$-	$-

(1)

The Company is committed to operating leases for premises and equipment as disclosed in Note 20 of the consolidated financial statements appearing in “Item 18 – Financial Statements” of this Annual Report.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with IFRS. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: foreign currency translation, accounts reeivable and allowance for doubtful accounts, investment in associates, intangible assets, goodwill, derivative liability, share capital, share-based compensation, revenue recognition, royalties and licenses, and income taxes.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and Liquid Canada changed from the CAD to the USD dollar effective September 1, 2018. The functional currency of Household Pests and Majesco is the USD. The functional currency of Waterproof is the CAD. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21,

The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than USD are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities in foreign currencies are translated at historical rates. Revenues and expenses are translated at the average exchange rates approximating those in effect during the reporting period.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s USD operations are translated into CAD at the exchange rate at the reporting date. The income and expenses are translated using average rate. Foreign currency difference that arise on translation for consolidation purposes are recognized in other comprehensive income (loss).

Accounts receivable and allowance for doubtful accounts

The Company’s accounts receivable are recorded at amounts invoiced to customers, and are presented net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses, and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. As at November 30, 2018, 2017, and 2016, the Company did not have any amount deemed uncollectible.

Investment in associates

The Company’s investment in associates is accounted for using the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the statement of financial position at cost. The statement of loss reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the equity of the associate, the Company recognises its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity (deficiency). Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Company from the date that significant influence or joint control commences, until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued, except to the extent that the Company has obligations, or has made payments on behalf of the investee. The Company accounts for its 49% investment in Waterproof and its 50% investment in Household Pests using the equity method.

Intangible assets

The Company has intangible assets as outlined below. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues	15 years
Brands	indefinite

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in profit and loss. Expenditures for repairs and maintenance are expensed as incurred.

Video game catalogues
The video game catalogues are made up of a diverse variety of games, ranging in age and popularity. The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represents management’s view of the expected period over which the Company expects benefits from the acquired gaming content packaged as catalogues. The election of this useful life is supported by internal game titles still producing revenue at this age.

Video game development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

  the development costs can be measured reliably;
  the project is technically and commercially feasible;
  the Group intends to and has sufficient resources to complete the project;
  the Group has the ability to use or sell the software, and the software will generate probable future economic benefits.

Video games being developed are amortized once development is complete the game starts to generate income.

Brand
Through the acquisition of Majesco, the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life.

Goodwill

Goodwill is deemed to have indefinite life and is not amortized but is subject to, at a minimum, annual impairment tests. The Company assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Impairment is tested at the cost center level by comparing the fair value of a cost center with its carrying amount including goodwill. If the carrying amount of the cost center exceeds its fair value, goodwill of the cost center is considered impaired and the second step of the test is performed to determine the amount of impairment loss, if any.

Derivative Liability

Share purchase warrants outstanding during the year ended November 30, 2018 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria. As a result, the Company was required to separately account for the warrants as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to loss. Changes in fair value are recognized as gain/loss on derivative liability until the warrants are exercised or expire.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax.

Valuation of equity units issued in private placements:
The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component as they are valued at their fair value which is determined by the closing price on the issuance date. The remaining balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded to reserves.

Share-based compensation

The Company grants stock options to buy common shares of the Company to directors, officers and consultants.

All share-based payments made to employees and non-employees are measured and recognized using the Black-Scholes option pricing model. For employees, the fair value of the options is measured at grant date. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Stock options that vest over time are recognized using the graded vesting method. Share based compensation is recognized as an expense or, if applicable, capitalized to exploration and evaluation assets with a corresponding increase in reserves. At each financial reporting period, the amount recognized as expense is adjusted to reflect the number of share options expected to vest. If and when the stock options are ultimately exercised, the applicable amounts of reserves are transferred to share capital.

Where the terms of a stock option is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the stock-based compensation arrangement or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period.

Revenue recognition

Animation production services
Revenue from animation production services provided is recognized on a percentage-of-completion basis when the following criteria are met: (a) there is an agreement with a customer confirming the amount of the total contract revenue so that the revenue can be measured reliably; (b) the stage of completion can be measured reliably; (c) the receipt of payment is probable; and, (d) costs incurred and to be incurred can be measured reliably. Management estimates the percentage-of-completion based on the proportion of costs incurred cumulatively in the current period to the total expected costs. Changes in revenue recognized as a result of adjustments to total expected costs are recognized in profit or loss on a prospective basis. When the outcome of an arrangement cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Software games
Revenue from sales of interactive software games on game consoles and PCs are recognized as revenue when games are purchased by a customer.

Sales of the Company’s games are made by third party gaming platform companies pursuant to license agreements, and these gaming platform companies retain an agreed upon portion of sales as fees. The Company reports revenues related to these arrangements net of the fees retained by the gaming platform companies, as the Company has determined that the gaming platform companies are considered the primary obligors to the end consumers for the sale of the games.

Royalties and licenses

Royalty-based obligations with content licensors are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of sales at the contractual rate based on a percentage of the revenue earned.

Income taxes

Current income tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Deferred income tax
Deferred income tax is provided for based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current income and deferred tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Accounting pronouncements not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended November 30, 2018 and have not been applied in preparing these consolidated financial statements.

a)

IFRS 2 – Share Based Payments: the amendments eliminate the diversity in practice in the classification and measurement of particular share-based payment transactions which are narrow in scope and address specific areas of classification and measurement. It is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted provided it is disclosed. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

b)

IFRS 9 – Financial Instruments: Classification and Measurement: applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

c)

IFRS 15 – Revenue from Contracts with Customers: establishes principles that an entity shall report more useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. More specifically to production (and sales) based royalties, variable consideration is estimated and included in the transaction price to the extent it is highly probable that there will be no significant reversal in the amount of cumulative revenue recognized when the uncertainty is resolved. This new approach to variable revenue could accelerate the recognition of revenue which depends on future production (or sales) levels. The standard was issued in May 2014 and is effective for annual periods beginning on or after January 1, 2018. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

d)

IFRS 16 – Leases: specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019. Management is currently evaluating the impact this standard will have on the Company’s consolidated financial statements.

e)

IFRIC 22 – Foreign Currency Transactions and Advance Consideration: addresses how to determine the ‘date of the transaction’ when applying IAS 21. It is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

f)

IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

G.	Safe Harbor.

The Company seeks safe harbor for our forward-looking statements. Please see the section titled “Forward-Looking Statements” above.

Item 6. – Directors, Senior Management and Employees

A.	Directors and senior management.

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company, areas of experience, and principal business activities performed outside the Company:

Name and Municipality	Principal Occupation and Areas of Experience
of Residence
Joshua Jackson Woodland Hills, CA USA	Mr. Jackson has been the Chairman of the Company since July 2018, prior to which he had the same roles with Liquid Canada since January 2014. Mr. Jackson is an actor, producer and director with over 20 years’ experience in the film industry. Mr. Jackson has won several awards and nominations for his film and television work, including a Genie for best actor and a “Screen Actors Guild” award. He has starred in Golden Globe winning show “The Affair”, “Dawson’s Creek” and “Fringe” with J.J Abrams as Director/Producer. As a 23-year member of the Screen Actors Guild and a 13 year member of the Directors Guild of America, Mr. Jackson has significant experience and a large network in the Hollywood business community.
Daniel Cruz Vancouver, BC Canada	Mr. Cruz has been the Chief Financial Officer and a director of the Company since July 2018, prior to which he had the same roles with Liquid Canada since May 1, 2017. Mr. Cruz is an experienced financial industry professional having worked for 12 years as a senior investment advisor where he gained experience in equity research, asset management, investor relations, corporate finance and venture capital.
Charles Brezer Vancouver, BC Canada	Mr. Brezer has been a director of the Company since July 2018, prior to which he was a director of Liquid Canada since October 2015. Mr. Brezer is an entrepreneur and businessman with over fifteen years of business experience. Mr. Brezer has experience in taking businesses from infancy to concept development to commercial growth. Mr. Brezer has completed the Canadian Securities Course.
Stephen Jackson Vancouver, BC Canada	Mr. Jackson has been a director of the Company since July 2018. Mr. Jackson acts as corporate counsel at Northland Properties Corporation and advises on a wide range of corporate, real estate, labour and commercial matters. Previously, he was a principal at Forstrom Jackson from 1999 where he advised clients on commercial and particularly securities matters in Canada, the USA, and other jurisdictions. He was called to the bar of B.C. in 1989 and has also been called to the bar of Yukon. He has acted as a director and officer of a number of public companies in Canada and the USA

Name and Municipality	Principal Occupation and Areas of Experience
of Residence
Jesse Sutton New York, NY USA

Jesse Sutton is a co-founder of Majesco and has over 25 years’ experience in the interactive entertainment industry, publishing hundreds of games across all platforms and genres. Mr. Sutton has been involved in all areas of the interactive entertainment business. He was acting CEO of Majesco from 2007 – 2015, when Majesco was itself a NASDAQ-listed company.

There are no arrangements or understandings pursuant to which any of the above was selected as a director or executive officer. There are no family relationships between any of the persons named above.

B.	Compensation.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company's long-term success. The Company has developed an informal employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long-term strategic issues, and to align management's interests with those of the shareholders of the Company in the sustained growth of shareholder value.

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

(collectively the "Named Executive Officers" or "NEOs").

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Daniel Cruz, CFO, Interim President, and director of Liquid	2018 2017 2016	120,182(2) 100,000(2) Nil	nil nil nil	nill 192,000 nil	nil nil nil	nil nil nil	nil nil nil	120,182 290,000 nil
Jesse Sutton, CEO of Majesco	2018 2017 2016	60,000(3) nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	60,000 nil nil
Krysanne Katsoolis, former President and director of Liquid(4)	2018 2017 2016	107,162(5) 152,390(5) 120,000(5)	nil nil nil	nil 192,000 nil	nil nil nil	nil nil nil	nil nil nil	107,162 344,390 120,000

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Kyle Stevenson, Former CFO and director of Liquid Canada(6	2018 2017 2016	nil 15,000 30,000	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil 15,000 30,000

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

(2)	Mr. Cruz charged consulting fees from Wawel Den Inc., a company controlled by Mr. Cruz.

(3)	Mr. Sutton charged consulting fees from Zift Interactive LLC., a company controlled by Mr. Sutton.

(4)	Ms. Katsoolis resigned resigned from her role as President and a director on August 24, 2018.

(5)	Ms. Katsoolis charged consulting fees from Five Zoo C&D Inc., a company controlled by Ms. Katsoolis.

(6)	Mr. Stevenson resigned from his role as CFO and a director on May 1, 2017.

During fiscal 2017, Liquid Canada entered into formal consulting agreements with Five Zoo C&D Inc., a company controlled by Ms. Katsoolis, and Wawel Den Inc., a company controlled by Mr. Cruz, which expired on December 31, 2017. In January 2018, a new agreement with Wawel Den Inc. was entered into which expired on December 31, 2018. The agreement with Five Zoo C&D Inc., was mutually extended on a month to month basis.

In March 2018, LBIX entered into a formal consulting agreement with Zift Interactive LLC, a company controlled by Mr. Sutton.

Outstanding Option-Based Awards for Named Executive Officers

As at the end of fiscal 2018, no Named Executive Officers held any outstanding stock options. The Company has not granted any share-based awards.

Option Exercises During the Most Recently Completed Fiscal Year

No stock options were exercised by the Named Executive Officers during the most recently completed fiscal year.

Option Repricing

The Company did not reprice any stock options during the most recent fiscal year.

Value Vested or Earned During the Year

No stock options vested by the Named Executive Officers during the most recently completed fiscal year. The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date.

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

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Charlie Brezer (1)	120,182	nil	nil	nil	nil	120,182
Joshua Jackson	nil	nil	nil	nil	nil	nil
Stephen Jackson	nil	nil	nil	nil	nil	nil

(1)	Mr. Brezer charged directors fees from Ispani Holdings Ltd., a company controlled by Mr. Brezer.

Outstanding Option-Based Awards for Directors

Options for the purchase of common shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in "Option-Based Awards".

As at the end of fiscal 2018, no Directors held any outstanding stock options. The Company has not granted any share-based awards.

No stock options were exercised by the directors during the most recently completed fiscal year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

No stock options vested by the directors during the most recently completed fiscal year.

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying common shares on a selected exercise date. In the Company's fiscal year ended November 30, 2018, no stock options were exercised by directors.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

C.	Board Practices.

1.

The Company’s Board of Directors has been set at five directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three-year terms of office. The class appointments of the Board of Directors following the Transaction will be finalized at the next annual general meeting. Following Ms. Katsoolis’ resignation in August 2018, the Board of Directors was comprised of four directors. Any director whose term has expired is eligible for re-election subject to Board approval.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Director Since

Joshua Jackson	January 2014

Daniel Cruz	May 2017

Charles Brezer	October 2015

Stephen Jackson	July 2018

Three of the four current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Daniel Cruz is not independent as he is the Chief Financial Officer of the Company.

2.

Other than the executive employment agreement for Mr. McRae, referenced earlier and which has been terminated, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of service.

3.	Audit Committee

The members of the Company’s Audit Committee are:

•	Joshua Jackson
•	Charles Brezer
•	Stephen Jackson

All of the Audit Committee are independent directors, are financially literate, and are considered “financial experts” as defined by the SEC. For details on their professional careers, see “Item 6 - A. Directors, Senior Management and Employees”.

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

•	Charles Brezer
•	Stephen Jackson

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

As of November 30, 2018, the executive officers of Liquid Media Group Ltd. are:

Daniel Cruz	Chief Financial Officer

D.	Employees.

Following are the number of employees of the Company and its subsidiaries for the past three fiscal years as at the end of each fiscal year:

	November 30, 2018	November 30, 2017	November 30, 2016
Canada	0	0	0
United States	2	0	0

E.	Share ownership.

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of November 30, 2018, the Company had 117,000 issued and outstanding options, with a weighted average exercise price of $17.69.

Of the total stock options granted, 72,500 have vested and are available for exercise as of December 1, 2018.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6 – Directors, Senior Management and Employees" above, as at March 1, 2019.

Name	Common Shares Held (1) (#)	# of Common Shares under Options Granted	Date of Options Grant	Options Exercise Price ($USD)	Options Expiration Date	Convertible Debenture Notes ($USD) (2)
Joshua Jackson	239,7194, (5.8%)	11,500	February 28, 2019	$2.55	February 28, 2024	$500,000
Daniel Cruz	48,512(3) 1.1%	150,000	February 28, 2019	$2.55	February 28, 2024	$70,000
Charles Brezer	39,235(4) 0.9%	150,000	February 28, 2019	$2.55	February 28, 2024	$18,000
Stephen Jackson	nil (0%)	50,000	February 28, 2019	$2.55	February 28, 2024	nil

(1)

The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the direct knowledge of the management of the Company and has been furnished by the respective director or officer. Percentages of ownership are based on 4,123,446 common shares of the Company issued and outstanding as at March 1, 2019.

(2)

The Debentures will mature two years from closing and will bear interest at 2% per annum. Each Debenture is convertible into Debenture Units at a price of US$1.50 per unit. Each Debenture Unit consists of one common share and one Debenture Warrant. Each Debenture Warrant will entitle the holder to acquire one common share of the Company for US$1.75 for a period of two years from the closing date of the Debenture offering.

(3)	18,338 of these shares are held by Wawel Den Inc., a company controlled by Mr. Cruz.

(4)	18,338 of these shares are held by Ispani Holdings Ltd., a company controlled by Mr. Brezer.

Further information regarding stock options with respect to the directors and officers may be found in the sections above, titled “Outstanding Option-Based Awards for Named Executive Officers” and “Outstanding Awards for Directors.”

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders.

As at March 1, 2019 the Company had 4,123,446 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of March 1, 2019:

(a)

Shareholder	Number of Shares	Percentage of Issued Capital
Joshua Jackson	239,719	5.8%

(b)

To the best of the Company's knowledge, there has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years, other than that according to a Schedule 13 G/A filed by Global Value Investment Corp. on June 17, 2016, Global Value Investment Corp. no longer holds their 272,753 common shares in the Company.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 500 members showed that as of March 1, 2019, 1,467,574 of the Company’s common shares, or 35.59%, were held by 238 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders. However, since the Company meets the Business Contacts Test of the definition of a Foreign Private Issuer, the Company’s status as a Foreign Private Issuer has not changed.

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

1.

The Company has not at any time during the period since the beginning of the last fiscal year to November 30, 2018 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a)

Incurred directors fees of $120,182 (2017 - $112,500) to Ispani Holdings Inc. (“Ispani”), a company controlled by Charlie Brezer, a director of the Company, and interest expense of $17,780 (2017 - $4,084) and share-based compensation of $Nil (2017 - $192,000) to Mr. Brezer. During the year ended November 30, 2018, the Company issued 23,027 common shares to settle $150,682 in outstanding debt, accrued interest, and accounts payable owing to Mr. Brezer and Ispani. As at November 30, 2018, $49,595 (2017 - $34,084) was included in accounts payable and accrued liabilities as owing to Mr. Brezer and Ispani. Additionally, as at November 30, 2018, $172,204 (2017 - $200,000) was included in loans payable for the principal portion of loans advanced to the Company which incurs interest at 8% per annum.

b)

Incurred consulting fees of $120,182 (2017 - $100,000) to Wawel Den Inc. (“Wawel”), a company controlled by Daniel Cruz, the CFO and a director of the Company, and share-based compensation of $Nil (2017 - $192,000) to Mr. Cruz. During the year ended November 30, 2018, the Company issued 18,338 common shares to settle $120,000 in outstanding accounts payable owing to Wawel. As at November 30, 2018, $47,578 (2017 - $30,000) was included in accounts payable and accrued liabilities as owing to Mr. Cruz and Wawel.

c)

Incurred consulting fees of $60,000 (2017 - $Nil) to Zift, a company controlled by Jesse Sutton, the director of Majesco. As at November 30, 2018, $263,732 (2017 - $Nil) was included in accounts payable and accrued liabilities as owing to Zift.

d)

Incurred consulting fees of $107,162 (2017 - $152,390) to Five Zoo C&D Inc. (“Five Zoo”), a company controlled by Krysanne Katsoolis, the former President and a director of the Company, and share-based compensation of $Nil (2017 - $192,000) to Ms. Katsoolis. As at November 30, 2018, $159,617 (2017 - $54,088) was included in accounts payable and accrued liabilities as owing to Five Zoo.

e)

Incurred interest expense of $757 (2017 - $5,063) to Joshua Jackson, Chairman and a director of the Company. During the year ended November 30, 2018, the Company issued 11,882 common shares to settle $77,750 in outstanding accounts payable and loans owing to Mr. Jackson As at November 30, 2018, $36,018 (2017 - $92,902) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

f)

Earned interest income of $8,116 (2017 – $6,070) from a loan receivable issued to Waterproof. As at November 30, 2018, Waterproof owed the Company $104,553 for the outstanding balance of principal and interest on the loan.

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

Legal Proceedings

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to have significant effects on the Company’s financial position, profitability, or cash flows. The settlement severance related to the LBIX’s Edmonton bottling plant legal dispute has been accrued in the Company’s consolidated financial statements.

In October 2018, the former chief executive officer of Liquid Canada filed a lawsuit with the United States District Court Southern District of New York against the Company for approximately $11,800,000 for breach of contract, defamation, and violation of human rights. The Claimant asserts the existence of an unwritten contract which, if it was entered, increased her base compensation from US$120,000 to US$400,000 per year. Such contract was not executed by any party and is not, the Company states, a contract the Company would have contemplated at the time. The Company’s counsel has applied to the Court seeking dismissal of the Action, which application is pending. Management believes the loss of likelihood of an unfavorable judgment against the Company is low; as such, no amounts have been recorded as at November 30, 2018.

Dividend Distributions

The Company intends to consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.	Significant Changes.

There have been no significant changes since the date of the annual financial statements.

Item 9. – The Offer and Listing

A.	Offer and listing details.

This item is not applicable for an Annual Report.

B.	Plan of Distribution

This item is not applicable for an Annual Report.

C.	Markets.

The Company’s common shares have been quoted on the NASDAQ (formerly called the NASDAQ Small-cap Market) since August 3, 1993. The ticker symbol is YVR.

D.	Selling Shareholders

This item is not applicable for an Annual Report.

E.	Diliution

This item is not applicable for an Annual Report.

F.	Expense of the Issue

This item is not applicable for an Annual Report.

Item 10. – Additional Information

A.	Share capital

This item is not applicable for an Annual Report.

B.	Memorandum and articles of association.

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

On September 17, 2017, the Company entered into the Arrangement Agreement to acquire 100% of Liquid Canada pursuant to the Transaction. On January 15, 2018, the Company announced an amendment to the Arrangement Agreement by entering into the Amended and Restated Arrangement Agreement with Liquid Canada relating to the Transaction whereby the original agreed valuation of existing Company shares was increased from USD$1.50 per share to USD$1.78 per share. At the time of completion of the Transaction on August 8, 2018, the Company had 9,244,898 common shares issued and outstanding, including 6,442,486 issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares.

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

Copies of documents concerning the Company, which are referred to in this Annual Report, are available for inspection at the head office of the Company located at #1000, 409 Granville Street, Vancouver, BC, V6C1T2.

I.	Subsidiary Information.

This item is not applicable for an Annual Report.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk

a)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As at November 30, 2018, the Company had current assets totaling CAD$1,049,577 and current liabilities totalling CAD$2,524,740. These factors expose the Company to foreign currency exchange rate risk, which could have an adverse effect on the profitability of the Company. A 1% change in the exchange rate would change other comprehensive income/loss by approximately US$11,000. At this time, the Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution and a Bahamas based financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at November 30, 2018 and November 30, 2017 is the carrying value of the loans receivable. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The loans included in loans payable and due from related parties bear interest at rates ranging from 0% to 14.4% per annum with maturity dates of between April 15, 2017, and November 9, 2018. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)	Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company intends to meet its current obligations in the following year with funds to be raised through private placements, shares for debt, loans and related party loans. The Company is exposed to liquidity risk.

Item 12. – Description of Securities Other than Equity Securities

This item is not applicable for an Annual Report, except for “Item 12.D.3” and “Item 12.D.4.” The Company does not have securities represented by American Depositary Receipts.

P A R T II

Item 13. – Defaults, Dividend Arrearages and Delinquencies

A. None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds

A.

On October 15, 2018, a 5:1 consolidation of the Company’s common shares, also known as a reverse stock split, became effective. Fractional shares were rounded to the nearest whole number. The documents relating to the share consolidation were filed with the SEC on a Form 6-K on October 15, 2018 and are incorporated by reference.

On June 16, 2015, LBIX’s shareholders approved a Further Amended and Restated Shareholder Rights Plan Agreement (the "Rights Plan"). A copy of the Rights Plan was filed with the SEC on Form 6-K on July 7, 2015 and is incorporated by reference. Liquid assumed the Rights Plan following the Arrangement and it will expire at the termination of the Company's annual general meeting in 2020. LBIX had a shareholders rights plan in place since 1991.

On February 2, 2010, a 5:1 consolidation of the LBIX common shares became effective. Fractional shares were rounded to the nearest whole number. In connection with the share consolidation, LBIX increased its authorized number of common shares to 500,000,000 common shares. The documents relating to the share consolidation were filed with the SEC on a Form 6-K on February 3, 2010 and are incorporated by reference.

B.	There were no material modifications to any other class of securities during the fiscal year ended November 30, 2018.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. – Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief financial officer, evaluated our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, our management concluded that as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were not effective, because of a material weakness in our internal control over financial reporting, as discussed below.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our management, with the participation of our interim principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of November 30, 2018. Our management’s evaluation of our internal control over financial reporting was based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of November 30, 2018. The ineffectiveness of our internal control over financial reporting was due to the existence of a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our management identified the following material weakness:

(a) We lack adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight.

To address this material weakness, management performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented. Accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Remediation

For the fiscal year ended November 30, 2018, management retained an external accounting firm to provide financial and accounting services to the Company to mitigate the risks relating to the lack of segration of duties.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

Limitations on Effectiveness of Controls

Our chief executive officer doed not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

Due to increased administrative demands of financial reporting in the US and Canada following completion of the Arrangement, management hired an external accounting firm to provide financial and accounting services to the Company for the financial year ended November 30, 2018.

Item 16. – [Reserved]

Item 16A. – Audit Committee Financial Expert

The Company’s Board of Directors has determined that all three members of its Audit Committee, Stephen Jackson, Charles Brezer and Joshua Jackson, satisfy the requirements of “audit committee financial expert”. Stephen Jackson, Joshua Jackson and Charles Brezer are independent directors. For details on their professional careers, and for further information regarding the Company’s Audit Committee, see “Item 6.A” and “Item 6.C” above.

Item 16B. – Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Company’s directors, officers and employees. A copy of this Code of Ethics was filed with the SEC on June 1, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at #1000, 409 Granville Street, Vancouver, BC, V6C1T2, or electronically to info@liquidmediagroup.co.

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services

a)	Audit Fees – Audit fees estimated and billed for the fiscal years ended November 30, 2018 and November 30, 2017 totaled $260,000 and $39,600 respectively.

b)	Audit-Related Fees – No audit-related fees were billed for the fiscal years ended November 30, 2018 and November 30, 2017.

c)	Tax Fees - Tax fees billed during the fiscal years ended November 30, 2018 and November 30, 2017 totaled $750 and $750 respectively for tax compliance, advice and planning.

d)	All Other Fees – All other fees estimated and billed during the fiscal years ended November 30, 2018 and November 30, 2017 totaled $71,300 and $11,250 respectively for financial statement preparation.

e)

The Audit Committee approves all audit, audit-related services, tax services and other services provided by Davidson and Company LLP. Any services provided by Davidson and Company LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement. None of the fees paid to Davidson and Company LLP were approved pursuant to the de minimus exception.

Item 16D. – Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Buyback

From the fiscal year ended February 28, 2010 through to November 30, 2018, the LBIX’s Board of Directors authorized a share repurchase program for the repurchase of up to US$3,500,000 of LBIX’s outstanding common shares. No common shares were repurchased by the Company during the fiscal year ended November 30, 2018. All shares repurchased in prior fiscal years have been returned to treasury.

Item 16F. – Change in Registrant’s Certifying Accountant

None.

Item 16G. – Corporate Governance

The Company is a foreign private issuer and our common shares are listed on NASDAQ. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the NASDAQ Marketplace Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. Set forth below is a brief summary of such differences.

Shareholder Approval Requirements

NASDAQ Marketplace Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Company does not follow this NASDAQ Marketplace Rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with British Columbia corporate and securities laws, which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its undertaking.

In addition, Section 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans, as well as with respect to the sale of our securities at a discount to their market value to an officer, director, employee or consultant. We do not follow this NASDAQ Marketplace Rule. Instead, and in accordance with the NASDAQ exemption, we comply with with British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the articles of the Company.

Compensation Committee Requirements

NASDAQ Marketplace Rule 5605(d) requires that all companies must have a compensation committee charter and a compensation committee consisting of at least two members, and each compensation committee member must be an independent director. The Company currently does not have a compensation committee or a compensation committee charter as it follows British Columbia corporate and securities laws with respect to the compensation of the officers of the Company.

Board of Director Nomination Requirements

NASDAQ Marketplace Rule 5605(e) requires Board of Director nominations must be either selected, or recommended for the Board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. The Company currently does not have a nominating committee and follows British Columbia corporate and securities laws with respect to the nomination and selection of directors. The directors of the Company are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three-year terms of office, which a class renewed at the each annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

Item 16H. – Mine Safety Disclosure

Not applicable.

P A R T III

Item 17. – Financial Statements

Not applicable.

Item 18. – Financial Statements        [NTD: Need signed audit letter]

LIQUID MEDIA GROUP LTD.

Consolidated Financial Statements
For the years ended November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

Liquid Media Group Ltd.
Table of Contents
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Liquid Media Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Liquid Media Group Ltd. (the "Company"), as of November 30, 2018 and 2017, and the related consolidated statements of loss, comprehensive loss, changes in shareholders' equity (deficiency), and cash flows for the years ended November 30, 2018, 2017, and 2016, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Liquid Media Group Ltd. as of November 30, 2018 and 2017, and the results of its operations and its cash flows for the years ended November 30, 2018, 2017, and 2016 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

"DAVIDSON & COMPANY LLP"
Vancouver, Canada April 9, 2019	Chartered Professional Accountants

Liquid Media Group Ltd.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

		November 30,	November 30,
	Note	2018	2017
		$	$
ASSETS

Current assets
Cash		4,327,331	54,307
Restricted cash	4	574,510	-
Receivables	6	182,067	36,358
Prepaids		18,921	154,604
Loans receivable	7	431,295	381,891
		5,534,124	627,160
Licenses	8	4,382,598	-
Investment in films	9	-	12,447
Investment in associates	10	397,629	817,229
Intangible assets	11	1,676,822	-
Goodwill	12	3,585,883	-
		15,577,056	1,456,836

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	13	3,887,847	534,773
Corporate income taxes payable	23	1,668	-
Loans payable	14,16	934,203	1,043,368
		4,823,718	1,578,141
Deferred income taxes	23	23,184	-
Derivative liability	15	652,758	126,000
		5,499,660	1,704,141

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital	15	18,032,601	2,364,400
Commitment to issue shares	15	12,550	168,550
Reserves	15	771,623	542,397
Accumulated other comprehensive income		282,082	-
Accumulated deficit		(10,860,401)	(3,322,652)
Equity (deficit) attributable to shareholders of the company		8,238,455	(247,305)
Non-controlling interest	17	1,838,941	-
		10,077,396	(247,305)
		15,577,056	1,456,836

Nature and continuance of operations (Note 1)
Commitments (Note 20)
Subsequent events (Note 25)

Approved on behalf of the Board of Directors on April 9, 2019:

“Charlie Brezer”	“Daniel Cruz”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Loss
(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2018	2017	2016
		$	$	$

Sales		687,381	-	-
Cost of sales		758,749	-	-
Gross profit (loss)		(71,368)	-	-

Operating expenses
Accretion expense		-	1,900	5,024
Amortization	11	17,722	-	-
Bad debts		10,020	-	-
Consulting and director fees	16	883,395	537,157	230,416
Finance fee		-	-	60,000
Foreign exchange (gain) loss		65,612	(1,749)	-
Insurance		17,568	-	-
Interest expense	14,16	133,915	215,704	42,273
Investor relations, filing, and compliance fees		126,344	27,335	10,083
Other general and administrative expenses		34,368	35,939	3,093
Professional fees		570,008	90,980	51,175
Share-based compensation	15,16	111,135	576,000	-
Salaries and benefits		95,121	-	-
Travel		12,558	70,945	6,761
		2,077,766	1,554,211	408,825
Loss before other income (expenses)		(2,149,134)	(1,554,211)	(408,825)

Other income (expenses)
Interest income	7	53,548	37,579	2,491
Share of loss of equity investment	10	(119,654)	(25,036)	(59,310)
Write-off of associate	10	(310,484)	-	-
Write-off of investment in films	9	(12,447)	-	-
Write-off of intangible assets	11	(116,352)	-	-
Listing expense	3	(4,130,557)	-	-
Project investigation	3	(359,590)	(362,655)	-
Write-off of deposit		-	(25,000)	-
Derivative liability - warrants	15	(1,557,086)	-	-
Gain on derivative liability	15	1,030,328	-	-
Gain on debt settlements	6,13,15	172,816	453	-
		(5,349,478)	(374,659)	(56,819)
Loss before income tax		(7,498,612)	(1,928,870)	(465,644)
Income tax expense		1,621	-	-
Loss for the year		(7,500,233)	(1,928,870)	(465,644)

Loss attributable to:
Shareholders of the Company		(7,537,749)	(1,928,870)	(465,644)
Non-controlling interest	17	37,516	-	-
Loss for the year		(7,500,233)	(1,928,870)	(465,644)

Loss per common share (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2018	2017	2016
		$	$	$
Loss for the year		(7,500,233)	(1,928,870)	(465,644)
Other comprehensive income (loss)
Foreign currency translation adjustment		398,892	-	-
Comprehensive loss for the year		(7,101,341)	(1,928,870)	(465,644)

Comprehensive loss attributable to:
Shareholders of the company		(7,255,667)	(1,928,870)	(465,644)
Non-controlling interest	17	154,326	-	-
Comprehensive loss for the year		(7,101,341)	(1,928,870)	(465,644)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended November 30,
	2018	2017	2016
	$	$	$
Cash flows provided by (used in) operating activities
Loss for the year	(7,500,233)	(1,928,870)	(465,644)
Items not affecting cash:
Accretion expense	-	1,900	5,024
Accrued interest income	(49,404)	(37,572)	(1,088)
Accrued interest expense	126,360	211,460	-
Accrued income taxes	1,668	-	-
Amortization - intangibles	17,722	-	-
Amortization - licenses	603,718	-	-
Depreciation	-	200	408
Bad debts	10,020	-	-
Share-based compensation	111,135	576,000	-
Non-cash listing expense	4,130,557	-	-
Change in value of derivatives	526,758	-	-
Write-off of investments in associates	310,484	-	-
Write-off of investments in film	12,447	-	-
Write-off of intangible assets	116,352	-	-
Gain on settlement of debt	(172,816)	(453)	-
Unrealized foreign exchange	(155,943)	-	-
Share of (profit) loss on equity investment	119,654	25,036	59,310
Changes in non-cash working capital:
Receivables	(99,469)	(32,035)	(2,918)
Prepaids	172,815	(154,604)	-
Accounts payable and accrued liabilities	2,044,431	182,984	326,740
	326,256	(1,155,954)	(78,168)
Cash flows used in investing activities
Cash acquired from reverse acquisition	579,279	-	-
Cash received prior to reverse acquisition	124,561	-	-
Cash acquired for Majesco	11,060	-	-
Payment for consideration of Majesco	(196,505)	-	-
Investment in film	-	(12,447)	-
Investment in associate	(2,339)	(275,805)	-
Investment in intangibles	(79,808)	-	-
Loan receivable issued	-	(278,619)	(100,000)
Loan receivable received	-	13,372	22,016
Restricted cash from reverse acquisition	(574,510)	-	-
	(138,262)	(553,499)	(77,984)
Cash flows provided by (used in) financing activities
Loan proceeds	167,500	2,000	2,656,831
Loan repayments	(27,500)	(1,756,721)	-
Loan proceeds from related parties	37,582	291,368	-
Loan repayments to related parties	(50,500)	-	-
Interest paid on loans	-	(160,585)	-
Shares issued for cash	4,157,760	592,427	-
Share issuance costs	(446,571)	-	-
Commitment to issue shares	-	168,550	-
Warrants issued for cash	156,615	126,000	-
	3,994,886	(736,961)	2,656,831

Liquid Media Group Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended November 30,
	2018	2017	2016
	$	$	$
Effect of foreign exchange on cash	90,144	-	-
Change in cash during the year	4,273,024	(2,446,414)	2,500,679
Cash, beginning of year	54,307	2,500,721	42
Cash, end of year	4,327,331	54,307	2,500,721

Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)
(Expressed in Canadian Dollars)

					Accumulated
			Commitment		Other		Non-
			to Issue		Comprehensive		controlling
	Shares	Amount	Shares	Reserves	Income	Deficit	interest	Total
		$	$	$	$	$	$	$

Balance, November 30, 2015	1,845,237	1,081,000	-	7,473	-	(928,138)	-	160,335
Discount on promissory note	-	-	-	6,924	-	-	-	6,924
Comprehensive loss for the year	-	-	-	-	-	(465,644)	-	(465,644)
Balance, November 30, 2016	1,845,237	1,081,000	-	14,397	-	(1,393,782)	-	(298,385)
Shares issued for private placement - cash	124,434	499,615	-	-	-	-	-	499,615
Shares issued to settle debt	179,294	642,973	-	-	-	-	-	642,973
Shares issued for finder fees	4,000	24,600	-	-	-	-	-	24,600
Share issue costs	-	(24,600)	-	-	-	-	-	(24,600)
Shares issued pursuant to exercise of warrants	4,750	17,812	-	-	-	-	-	17,812
Shares issued pursuant to exercise of stock options	20,000	123,000	-	(48,000)	-	-	-	75,000
Share subscription received	-	-	168,550	-	-	-	-	168,550
Share-based compensation	-	-	-	576,000	-	-	-	576,000
Loss for the year	-	-	-	-	-	(1,928,870)	-	(1,928,870)
Balance, November 30, 2017	2,177,715	2,364,400	168,550	542,397	-	(3,322,652)	-	(247,305)
Shares issued pursuant to acquisition agreement	66,667	415,000	-	-	-	-	-	415,000
Non-controlling interest acquired	-	-	-	-	-	-	1,684,615	1,684,615
Eliminate capital stock of Liquid Media Group (Canada) Ltd.	(2,244,381)	-	-	-	-	-	-	-
Opening balance of Liquid Media Group Ltd.	560,410	-	-	-	-	-	-	-
Issuance of shares to former shareholders of Liquid Canada	1,288,497	4,277,319	-	96,303	-	-	-	4,373,622
Shares issued for cash	800,000	4,157,760	-	-	-	-	-	4,157,760
Shares issued for license fees	888,000	4,880,639	-	-	-	-	-	4,880,639
Shares issued to settle debt	113,764	623,771	-	-	-	-	-	623,771
Shares issued for intangible assets	268,000	1,469,456	-	-	-	-	-	1,469,456
Shares issued for commitment	28,451	156,000	(156,000)	-	-	-	-	-
Shares issued for share issuance costs	10,000	41,531	-	-	-	-	-	41,531
Share issuance costs	-	(512,876)	-	24,774	-	-	-	(488,102)
Warrants exercised for cash	52,985	159,601	-	(2,986)	-	-	-	156,615
Share-based compensation	-	-	-	111,135	-	-	-	111,135
Foreign exchange on translation	-	-	-	-	282,082	-	116,810	398,892
Loss for the year	-	-	-	-	-	(7,537,749)	37,516	(7,500,233)
Balance, November 30, 2018	4,010,108	18,032,601	12,550	771,623	282,082	(10,860,401)	1,838,941	10,077,396

The accompanying notes are an integral part of these consolidated financial statements. Page 68

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd. The Company is a media and entertainment company connecting mature production companies into a vertically integrated global studio, producing content for all platforms including film, TV, gaming and virtual reality. The head office of the Company is Suite 1000 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2. The Company’s shares trade on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

On August 9, 2018, the Company announced the successful closing of the proposed business combination with Liquid Canada by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of LBIX. As part of the Arrangement, on August 10, 2018, LBIX changed its name to Liquid Media Group Ltd. and Liquid Canada changed its name to Liquid Media Group (Canada) Ltd. At the time of completion of the Arrangement, LBIX had 1,848,980 common shares issued and outstanding which included 1,288,497 common shares issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of LBIX was changed to “YVR”.

Upon closing of the transaction, the shareholders of Liquid Canada owned 69.69% of the common shares of the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Liquid Canada. All previous common shares and warrants were exchanged at a ratio of one share of Liquid Canada for 0.5741 of LBIX (“Conversion Rate”). For accounting purposes, Liquid Canada is considered the acquirer and the Company, the acquiree. Accordingly, the consolidated financial statements are in the name of Liquid Media Group Ltd; however, they are a continuation of the financial statements of Liquid Canada (Note 3).

In October 2018, the Company completed a share consolidation on the basis of one new post-consolidation common share for every five pre-consolidation common shares. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options, and warrants have been restated to give effect to this share consolidation.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at November 30, 2018, the Company has generated losses since inception and has an accumulated deficit of $10,860,401 (2017 - $3,322,652) and is in default under a loan agreement (Note 14). The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that it does have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for certain financial assets and liabilities, including derivative instruments that are measured at fair value. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

		Percentage owned
	Incorporation	2018	2017	2016
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	100%	-	-
Companies owned by Liquid Canada:
Majesco Entertainment Company (“Majesco)	USA	51%	-	-

On January 9, 2018, Liquid Canada acquired 51% of the shares of Majesco Entertainment Company (“Majesco”), a Nevada corporation. The Company is a provider of video game products primarily for the mass-market consumer. (Note 5)

All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Non-controlling interest represents the portion of a subsidiary’s earnings and losses and net assets that is not held by the Company. If losses in a subsidiary applicable to a non-controlling interest exceed the non-controlling interest in the subsidiary’s equity, the excess is allocated to the non-controlling interest except to the extent that the majority has a binding obligation and is able to cover the losses.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of investments in films and intangible assets including goodwill, and the valuation of share-based compensation and other equity based payments and derivative liability.

Significant judgements includes the determination of functional currency, assessments over level of control or influence over companies, and the recoverability and measurement of deferred tax assets.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company’s control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. The Company has considered its ownership positions in Waterproof Studios Inc. (“Waterproof”) and Household Pests Holdings Inc. (“Household Pests”) and concluded that because it does not have the current ability to control the key operating activities of either entity; it does not have control and should account for them as an equity investment and joint operation, respectively (Note 10).

Functional currency

As at November 30, 2018, the functional currency of the Company and its subsidiaries is the United States dollar (“USD”); however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change. The Company’s functional currency changed from the Canadian dollar (“CAD”) on September 1, 2018 as a result of the Company being listed on the Nasdaq and management determining that all future financings will be completed in USD.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation, investment in warrants, and convertible features

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of intangible assets including goodwill

Goodwill and intangible assets are tested for impairment at each reporting date. Management first reviews qualitative factors in determining if an impairment needs to be recorded. Quantitative factors are then used to calculate the amount of impairment, if needed. Goodwill and intangibles resulted from a business acquisition. Intangibles were valued based on estimated discounted cash flows.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and Liquid Canada changed from the CAD to the USD dollar effective September 1, 2018. The functional currency of Household Pests and Majesco is the USD. The functional currency of Waterproof is the CAD. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than USD are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities in foreign currencies are translated at historical rates. Revenues and expenses are translated at the average exchange rates approximating those in effect during the reporting period.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s USD operations are translated into CAD at the exchange rate at the reporting date. The income and expenses are translated using average rate. Foreign currency differences that arise on translation for consolidation purposes are recognized in other comprehensive income (loss).

Accounts receivable and allowance for doubtful accounts

The Company’s accounts receivable are recorded at amounts invoiced to customers, and are presented net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses, and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. As at November 30, 2018, 2017, and 2016, the Company did not have any amount deemed uncollectible.

Investment in associates

The Company’s investment in associates is accounted for using the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the statement of financial position at cost. The statement of loss reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity (deficiency). Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Company from the date that significant influence or joint control commences, until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued, except to the extent that the Company has obligations, or has made payments on behalf of the investee. The Company accounts for its 49% investment in Waterproof and its 50% investment in Household Pests using the equity method (Note 10).

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

The Company has intangible assets as outlined below. See Note 5, Acquisitions, and Note 11, Other Intangible Assets, for more information. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues	15 years
Brands	indefinite

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in profit and loss. Expenditures for repairs and maintenance are expensed as incurred.

Video game catalogues
The video game catalogues are made up of a diverse variety of games, ranging in age and popularity. The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represents management’s view of the expected period over which the Company expects benefits from the acquired gaming content packaged as catalogues. The election of this useful life is supported by internal game titles still producing revenue at this age.

Video game development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•	the development costs can be measured reliably;
•	the project is technically and commercially feasible;
•	the Group intends to and has sufficient resources to complete the project;
•	the Group has the ability to use or sell the software, and
•	the software will generate probable future economic benefits.

Video games being developed are amortized once development is complete the game starts to generate income.

Brand
Through the acquisition of Majesco (Note 5), the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life.

Goodwill

Goodwill is deemed to have indefinite life and is not amortized but is subject to, at a minimum, annual impairment tests. The Company assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Impairment is tested at the cost center level by comparing the fair value of a cost center with its carrying amount including goodwill. If the carrying amount of the cost center exceeds its fair value, goodwill of the cost center is considered impaired and the second step of the test is performed to determine the amount of impairment loss, if any.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets

The carrying amount of the Company’s non-financial assets is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable new assets. Acquisition costs incurred are expensed.

Derivative Liability

Share purchase warrants outstanding during the year ended November 30, 2018 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria. As a result, the Company was required to separately account for the warrants as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to loss. Changes in fair value are recognized as gain/loss on derivative liability until the warrants are exercised or expire.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax.

Valuation of equity units issued in private placements:

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component as they are valued at their fair value which is determined by the closing price on the issuance date. The remaining balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded to reserves.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic and diluted loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares outstanding during the reporting period. If applicable, diluted income per share is computed similar to basic income per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of share options, warrants, and restricted share units, if dilutive. The number of additional shares is calculated by assuming that outstanding share options, warrants, and restricted share units were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. For the years presented, this calculation proved to be anti-dilutive.

Share-based compensation
The Company grants stock options to buy common shares of the Company to directors, officers and consultants.

All share-based payments made to employees and non-employees are measured and recognized using the Black-Scholes option pricing model. For employees, the fair value of the options is measured at grant date. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Stock options that vest over time are recognized using the graded vesting method. Share based compensation is recognized as an expense or, if applicable, capitalized to exploration and evaluation assets with a corresponding increase in reserves. At each financial reporting period, the amount recognized as expense is adjusted to reflect the number of share options expected to vest. If and when the stock options are ultimately exercised, the applicable amounts of reserves are transferred to share capital.

Where the terms of a stock option is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the stock-based compensation arrangement or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period.

Revenue recognition
Animation production services

Revenue from animation production services provided is recognized on a percentage-of-completion basis when the following criteria are met: (a) there is an agreement with a customer confirming the amount of the total contract revenue so that the revenue can be measured reliably; (b) the stage of completion can be measured reliably; (c) the receipt of payment is probable; and, (d) costs incurred and to be incurred can be measured reliably. Management estimates the percentage-of-completion based on the proportion of costs incurred cumulatively in the current period to the total expected costs. Changes in revenue recognized as a result of adjustments to total expected costs are recognized in profit or loss on a prospective basis. When the outcome of an arrangement cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Software games
Revenue from sales of interactive software games on game consoles and PCs are recognized as revenue when games are purchased by a customer.

Sales of the Company’s games are made by third party gaming platform companies pursuant to license agreements, and these gaming platform companies retain an agreed upon portion of sales as fees. The Company reports revenues related to these arrangements net of the fees retained by the gaming platform companies, as the Company has determined that the gaming platform companies are considered the primary obligors to the end consumers for the sale of the games.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Royalties and licenses

Royalty-based obligations with content licensors are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of sales at the contractual rate based on a percentage of the revenue earned.

Financial instruments
Financial assets
The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash and restricted cash as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables and loans receivable as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive loss. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive loss and recognized in profit or loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities
The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. Derivative liability is included in the category.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable and accrued liabilities, due to related parties, and loans payable.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Deferred income tax

Deferred income tax is provided for based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current income and deferred tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Accounting pronouncements not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended November 30, 2018 and have not been applied in preparing these consolidated financial statements.

a)

IFRS 2 – Share Based Payments: the amendments eliminate the diversity in practice in the classification and measurement of particular share-based payment transactions which are narrow in scope and address specific areas of classification and measurement. It is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted provided it is disclosed. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

b)

IFRS 9 – Financial Instruments: Classification and Measurement: applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued) Accounting pronouncements not yet adopted (continued)

c)

IFRS 15 – Revenue from Contracts with Customers: establishes principles that an entity shall report more useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. More specifically to production (and sales) based royalties, variable consideration is estimated and included in the transaction price to the extent it is highly probable that there will be no significant reversal in the amount of cumulative revenue recognized when the uncertainty is resolved. This new approach to variable revenue could accelerate the recognition of revenue which depends on future production (or sales) levels. The standard was issued in May 2014 and is effective for annual periods beginning on or after January 1, 2018. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

d)

IFRS 16 – Leases: specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019. Management is currently evaluating the impact this standard will have on the Company’s consolidated financial statements.

e)

IFRIC 22 – Foreign Currency Transactions and Advance Consideration: addresses how to determine the ‘date of the transaction’ when applying IAS 21. It is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

f)

IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

3.	REVERSE ACQUISITION

As described in Note 1, on August 9, 2018, pursuant to an Arrangement between LBIX and Liquid Canada, LBIX acquired all of the issued and outstanding shares of Liquid Canada. The former shareholders of Liquid Canada received an aggregate of 1,288,497 common shares of LBIX for all of the outstanding common shares of Liquid Canada. LBIX shareholders retained 560,410 common shares on completion of the transaction and the former LBIX stock option holders were granted 117,000 stock options.

The transaction constitutes a reverse acquisition of LBIX and has been accounted for as a reverse acquisition transaction in accordance with the guidance provided under IFRS 2, Share-based Payment and IFRS 3, Business Combinations. As LBIX did not qualify as a business according to the definition in IFRS 3, Business Combination, this reverse acquisition does not constitute a business combination; rather the transaction was accounted for as an asset acquisition by the issuance of shares of the Company, for the net assets of LBIX and its public listing. Accordingly, the transaction has been accounted for at the fair value of the equity instruments granted by the shareholders of Liquid Canada to the shareholders and option holders of LBIX. The sum of the fair value of the consideration paid (based on the fair value of the LBIX shares just prior to the reverse acquisition) less the LBIX net assets acquired, has been recognized as a listing expense in profit or loss for the year ended November 30, 2018.

For accounting purposes, Liquid Canada was treated as the accounting parent company (legal subsidiary) and LBIX has been treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As Liquid Canada was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. The results of operations of LBIX are included in these consolidated financial statements from the date of the reverse acquisition of August 9, 2018.

The following represents management's estimate of the fair value of the LBIX net assets acquired as at August 9, 2018 as a result of the reverse acquisition and is subject to final valuation adjustments.

Total
$
Cost of acquisition:
Shares retained by public company shareholders
- 560,410 shares at US$5.85 x 1.3047	4,277,319
Fair value of stock options	96,303
4,373,622

Allocated as follows:
Cash	4,769
Restricted cash	574,510
Prepaid expenses	37,132
Receivables	124,561
Liabilities	(497,907)
243,065
Allocated to listing expense	4,130,557
4,373,622

Stock options granted were valued using the Black Scholes model using the following assumptions: risk free rate of 2.09%, volatility of 127%, dividend yield of $Nil, and expected lift of 0.94 years.

Within the liabilities assumed as part of the Arrangement, the Company has $250,000 of liabilities attributable to discontinued operations of LBIX as at November 30, 2018 as part of the disposal of LBIX’s legacy beverage assets. Upon consolidation, these liabilities are included in accounts payable and accrued liabilities.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

3.	REVERSE ACQUISITION (continued)

During the year ended November 30, 2018, the Company incurred costs of $359,590 (2017 - $362,655) related to the reverse acquisition that were recorded as project investigation costs.

4.	RESTRICTED CASH

As at November 30, 2018, the Company held $574,510 in restricted cash (2017 - $Nil). Restricted cash is held by the Company’s legal counsel in a trust account pursuant to the terms of an escrow agreement arising from the disposition of LBIX’s legacy beverage business. These funds are held aside for the purpose of existing claims, excluded liabilities and financial lease liabilities during the escrow period as specified in the terms of the sale agreement in relation to LBIX’s legacy beverage business (Note 20).

5.	ACQUISITION OF MAJESCO ENTERTAINMENT COMPANY

On January 9, 2018, the Company acquired 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company issued 66,667 common shares with a value of $415,000 and is required to pay cash consideration of up to US$1,000,000 (paid US$150,000 and accrued US$850,000 as at November 30, 2018).

In connection with the acquisition of Majesco, the Company agreed to pay a finder’s fee of 5% of the total purchase price for a total fee of $93,375 (US$75,000). As at November 30, 2018, the Company owes $59,854 (US$45,000) which is included in accounts payable.

The acquisition has been accounted for using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess consideration given over the fair value of the net assets acquired has been recorded as goodwill.

Total
$
Consideration:
Common shares	415,000
Estimated cash payment on acquisition	1,245,000
Finder’s fee	93,375
Total consideration provided	1,753,375

Allocated as follows:
Cash	11,060
Accounts payable	(67,320)
Due from former shareholder	56,260
Intangible assets - brand	103,335
Goodwill	3,356,355
Deferred income taxes	(21,700)
Non-controlling interest (Note 17)	(1,684,615)
1,753,375

The intangible assets - brands include the Majesco Entertainment brand.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

6.	RECEIVABLES

	2018	2017
	$	$
Accounts receivable	151,362	-
Sales tax receivable	30,705	26,358
Other receivables	-	10,000

	182,067	36,358

During the year ended November 30, 2018, the Company agreed to settle a developer royalty receivable of $70,108 (US$52,707) for $33,254 (US$25,000). The settlement resulted in a loss of $36,854 which is included in gain on debt settlements.

7.	LOANS RECEIVABLE

During fiscal 2016, the Company entered into a revolving credit facility agreement with Waterproof and advanced $100,000 to Waterproof. The revolving credit facility is unsecured, bears interest at 8% per annum and was due on July 21, 2017. If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate. Interest is payable on the first business day of each month. As at November 30, 2018, the Company had accrued interest receivable of $11,322 (2017 - $7,168).

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of $150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to the December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018. As at November 30, 2018, the Convertible Note remains unpaid and the Company has accrued interest receivable of $49,806 (2017 - $22,135).

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of $100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018. The loan was convertible into shares, at any time prior to the maturity date. The value of the conversion feature remaining from the convertibility feature was considered to be nominal as at November 30, 2018. As at November 30, 2018, the convertible note remains unpaid and the Company has accrued interest receivable of $26,937 (2017 - $9,357).

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

7.	LOANS RECEIVABLE (continued)

As at November 30, 2018, loans receivable including accrued interest are as follows:

		Participant	Installment
	Waterproof	Games	Entertainment	Total
	$	$	$	$
Balance November 30, 2015	-	-	-	-
Advances	100,000	-	-	100,000
Accrued interest revenue	2,500	-	-	2,500
Repayments received	(23,428)	-	-	(23,428)

Balance November 30, 2016	79,072	-	-	79,072
Advances	28,619	150,000	100,000	278,619
Accrued interest revenue	6,070	22,135	9,357	37,562
Repayments received	(13,362)	-	-	(13,362)

Balance November 30, 2017	100,399	172,135	109,357	381,891
Accrued interest revenue	8,116	27,671	17,580	53,367
Repayments received	(3,963)	-	-	(3,963)

Balance November 30, 2018	104,552	199,806	126,937	431,295

8.	LICENSES

Licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $4,880,639 which are being amortized over the term of the corresponding agreements ranging from one year to ten years. During the year ended November 30, 2018, amortization, included in cost of sales, amounted to $603,718 (2017 - $Nil; 2016 - $Nil). The currency translation adjustment at November 30, 2018 was $105,677.

9.	INVESTMENT IN FILMS

Hard Apple formerly known as Blue Eyes

On April 21, 2017, the Company entered into an option and purchase agreement with Jerome Charyn with respect to the option to acquire all of the rights in and to and derived from a book entitled “Blue Eyes” and a bible for a TV series based on the Book.

During the year ended November 30, 2017, the Company paid $12,477 (US$10,000).

As at November 30, 2018, the Company decided not to pursue any further involvement in this option and wrote off the investment of $12,447.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

10.	INVESTMENT IN ASSOCIATE

Waterproof

On April 15, 2015, the Company acquired a 49% interest in Waterproof by paying $475,000 and issuing 100,000 common shares with a fair value of $125,001. The Company also issued 40,000 common shares as a finder’s fee with a fair value of $50,000 during the year ended November 30, 2015.

As the Company owns 49% of Waterproof, and influences, but does not control Waterproof, the Company accounts for its investment under the equity method.

The following table is a reconciliation of the investment in Waterproof:

	2018	2017	2016
	$	$	$
Balance, beginning of year	509,857	534,893	594,203
Share of loss of equity investment	(119,654)	(25,036)	(59,310)
Currency translation adjustment	7,426	-	-

Balance, end of year	397,629	509,857	534,893

The following table summarizes Waterproof’s statements of financial position:

	2018	2017	2016
	$	$	$
Current assets	563,806	861,890	1,429,805
Non-current assets	255,904	405,211	614,522
Current liabilities	(678,258)	(844,677)	(1,399,566)
Non-current liabilities	(36,787)	(73,509)	(243,643)

Net assets	74,665	348,915	401,118

The following table summarizes Waterproof’s revenue, expenses and losses for the year:

	2018	2017	2016
	$	$	$
Revenue	4,999,395	2,358,268	3,575,237
Cost of sales	(3,951,861)	(1,768,559)	(2,576,964)
Expenses	(1,291,786)	(640,815)	(1,119,342)

Loss for the year	(244,252)	(51,106)	(121,069)

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

10.	INVESTMENT IN ASSOCIATE (continued)

Household Pests

The Company holds a 50% interest in Household Pests and accounts for its investment as a joint operation.

On May 3, 2017, Household Pests entered into a letter of understanding with Household Pests, LLC in connection with the development, financing, production and exploitation of the proposed animated feature film currently entitled Household Pests (the “Film”).

On August 31, 2017, Household Pests. entered in to an option agreement with Pigmental, LLC (“Owner”) with respect to the purchase of all rights, titles, and interests in the Animation Work Purchase Agreement dated as of July 2, 2014 by and between Sergio Animation Studios, S.L. and the Owner for a sum of US$625,000.

During the year ended November 30, 2017, the Company paid $125,500 (US$100,000) as acquisition costs and incurred $181,872 in deferred costs.

As at November 30, 2018, Household Pests let the options and lapse and as such, management wrote-off its $310,484 investment in Household Pests.

11.	INTANGIBLE ASSETS

	Video game	Brands	Total
	catalogues
	$	$	$
Cost:
At November 30, 2017	-	-	-
Additions - shares	1,469,456	103,335	1,572,791
Additions – paid or accrued	196,160	-	196,160
Write-off	(116,352)	-	(116,352)
Net exchange differences	39,994	1,951	41,945
At November 30, 2018	1,589,258	105,286	1,694,544

Amortization:
At November 30, 2017	-	-	-
Additions	17,722	-	17,722
At November 30, 2018	17,722	-	17,722

Net book value:
At November 30, 2017	-	-	-
At November 30, 2018	1,571,536	105,286	1,676,822

Included in video game catalogues is $79,808 of development costs which the Company has not begun amortizing. Brands were acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco (Note 5).

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

12.	GOODWILL

Goodwill of $3,356,355 was acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco (Note 5). The currency translation adjustment as at November 30, 2018 was $229,528.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. At November 31, 2018, the Company performed its impairment review of goodwill by comparing each cost center’s fair value to the net book value including goodwill. The Company has determined that it has one cost center: Majesco. The fair value of the cost center was determined by management based on a valuation using the income approach. The income approach uses future projections of cash flows from the cost center and includes, among other estimates, projections of future revenue and operating expenses, market supply and demand, projected capital spending and an assumption of the weighted average cost of capital. Management’s evaluation of fair values includes analysis based on the future cash flows generated by the underlying assets, estimated trends and other relevant determinants of fair value for these assets. Management has determined that no events have occurred subsequent to the date of the assessment that would require a further impairment review of goodwill.

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2018	2017
	$	$
Accounts payable	1,084,852	329,631
Accounts payable on legacy beverage assets	250,000	-
Accrued liabilities	1,277,345	205,142
Payroll taxes payable	842	-
Developer royalties payable	84,332	-
Payable on Majesco acquisition (Note 5)	1,190,476

	3,887,847	534,773

During the year ended November 30, 2018, the Company issued 81,937 common shares valued at $449,291 to settle accounts payable of $595,045 resulting in a gain of $145,764 which is included in gain on debt settlements.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

14.	LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Related party	Third party	Credit Facility	Total
	$	$	$	$
Balance, November 30, 2016	248,210	114,471	2,500,000	2,862,681
Advance	291,368	2,000	-	293,368
Repayment - cash	-	(6,721)	(1,750,000)	(1,756,721)
Repayment - shares	(250,000)	(107,750)	-	(357,750)
Accretion	1,790	-	-	1,790

Balance, November 30, 2017	291,368	2,000	750,000	1,043,368
Advance	37,582	167,500	-	205,082
Repayment - cash	(50,500)	(27,500)	-	(78,000)
Repayment - shares	(106,247)	(130,000)	-	(236,247)

Balance, November 30, 2018	172,203	12,000	750,000	934,203

Related party loans
elated party loans consist of amounts advanced by directors or companies controlled by them. Several of the loans have been secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 9.0% per annum. As at November 30, 2018 the amount outstanding is due on demand and includes one loan totaling $172,203 which bears interest at 8% per annum. Interest of $42,911 (2017 -$26,654) remains outstanding and is included in accounts payable and accrued liabilities.

Third party loans
Third party loans included loans secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 9.0% per annum. As at November 30, 2018, the amount outstanding is due on demand and non-interest bearing. Interest of $1,945 (2017 - $1,945) remains outstanding and is included in accounts payable and accrued liabilities.

Credit facility
In fiscal 2016 a $2,500,000 Credit facility was secured by assets of the Company under a general security agreement with a due date of November 30, 2018 and an interest rate of 14.4% per annum. A fee of $60,000 was settled through the issuance of shares during the year ended November 30, 2017. The Company repaid $1,750,000 of principal and $147,945 of interest during the year ended November 30, 2017.

In June 2018, a new lender acquired the remaining $750,000 loan and under new terms, the loan was due on August 20, 2018. The new lender obtained a Limited Power of Attorney over the Company’s 49% interest in Waterproof. Interest of $181,282 (2017 - $73,282) remains outstanding and is included in accounts payable and accrued liabilities. The loan, together with the related interest, is in default as at November 30, 2018. Subsequent to the year-end, the lender registered a GSA over all the Company’s current and future assets.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL AND RESERVES Authorized share capital

The Company is authorized to issue 500,000,000 common shares without par value. The Company is authorized to issue the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000

20,000,000

In October 2018, the Company completed a share consolidation on the basis of one new post-consolidation common share for every five pre-consolidation common shares. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options, and warrants have been restated to give effect to this share consolidation.

Issued share capital

Common shares

During the year ended November 30, 2018:

a)	On January 9, 2018, the Company issued 66,667 common shares valued at $415,000 pursuant to the December 12, 2017 share purchase agreement for Majesco (Note 5).

b)

On August 9, 2018, a reverse acquisition transaction was completed whereby LBIX issued 1,288,497 common shares valued at $4,277,319 in exchange for all of the issued and outstanding shares of Liquid Canada (Note 3). Warrants held by Liquid Canada were transferred to the Company as part of the Arrangement valued at $96,303.

c)

On October 15, 2018, the Company completed a brokered private placement which consisted of the issuance of 800,000 units at a price of US$4.00 per unit for gross proceeds of $4,157,760 (US$3,200,000). Each unit consisted of one common share and one share purchase warrant exercisable for a three-year period at an exercise price of US$5.00 per warrant. The Company incurred agents’ fees of $410,218, legal fees of $36,353, issued 10,000 common shares valued at $41,531 to an agent, and issued 8,000 agents warrants valued at $24,774 in connection with the closing of this private placement.

d)	On October 15, 2018 the Company issued 888,000 common shares valued at $4,880,639 for licences (Note 8).

e)

On October 15, 2018, the Company issued 113,764 common shares valued at $623,771 to settle debt of $833,487 resulting in a gain of $209,716 which is included in gain on debt settlements and issued 28,451 common shares valued at $156,000 for a commitment to issue shares.

f)	On October 15, 2018, the Company issued 268,000 common shares valued at $1,469,456 for the purchase of video games in connection with two separate purchase agreements (Note 11).

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL AND RESERVES (continued) Issued share capital (continued)

Common shares (continued)

g)

During the year, the Company issued 51,148 common shares in connection with the exercise of share purchase warrants for proceeds of $154,320. As a result, the Company transferred $23,854 representing the fair value of the exercised share purchase warrants from reserves to share capital.

h)

During the year, the Company issued 1,837 common shares in connection with the exercise of 1,837 agents’ warrants at $1.25 per warrant for proceeds of $2,296. As a result, the Company transferred $2,985 representing the fair value of the exercised share purchase warrants from reserves to share capital.

During the year ended November 30, 2017:

a)

On March 14, 2017, the Company issued 117,750 units valued at $353,250 to settle debt. Each unit was comprised of one common share and 0.287 of a share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share for a term of five years from closing.

b)

On April 6, 2017, the Company closed a non-brokered private placement and issued 89,833 units at a price of $3.00 per unit for gross proceeds of $269,500 of which $16,500 was settled for debt. Each unit consisted of one common share and 0.287 of a share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share for a term of five years from closing.

c)	On May 19, 2017, the Company issued 22,854 common shares to settle debts totaling $69,100.

d)

On September 6, 2017, the Company closed a non-brokered private placement and issued 73,291 common shares at $6.15 per share to settle debt totaling $204,123 and for cash totaling $246,615. A finders’ fee of 4,000 shares was issued with a value of $24,600 in connection with the private placement and has been recorded as a share issuance cost.

e)

On September 12, 2017, the Company issued 20,000 common shares pursuant to the exercise of stock options for total proceeds of $75,000. As a result, the Company transferred $48,000 representing the fair value of the exercised stock options from reserves to share capital.

f)	On October 23, 2017, the Company issued 4,750 common shares pursuant to the exercise of share purchase warrants for total proceeds of $17,812.

No shares were issued during the year ended November 30, 2016.

Preferred shares

As at November 30, 2018, 2017, and 2016, no preferred shares were issued and outstanding.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL AND RESERVES (continued)

Loss per share

The basic and diluted loss per share attributable to the Company for the year ended November 30, 2018 was $3.14 (2017 - $0.96; 2016 – $0.25) and was based on the loss attributable to common shareholders and the weighted average number of common shares outstanding of 2,397,117 (2017 – 2,001,832; 2016 – 1,845,237).

The basic and diluted profit per share attributable to the non-controlling interests for the year ended November 30, 2018 was $0.02 and was based on the profit attributable to non-controlling interests and the weighted average number of common shares outstanding of 2,397,117.

Stock options

Prior to the Arrangement described in Note 3, the Company had a stock option plan whereby the Company could grant share options to directors, officers, employees, and consultants enabling them to acquire up to 15% (10% in 2016) of the issued common shares of the Company.

The exercise price of each option is set by the Board of Directors at the time of grant subject to a minimum price of $0.10 per share but cannot be less than the market price (less permissible discounts) on the Canadian Stock Exchange. Options can have a maximum term of five years and typically terminate ninety days following the termination of the optionee’s employment or engagement (thirty days for options granted for investor relations services), except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

All stock options outstanding in Liquid Canada were cancelled upon the completion of the Arrangement.

Following the Arrangement, the Company does not have a formal stock option plan. The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods including immediately, one and five years. Options granted generally have a life of 10 years.

During the year ended November 30, 2017, the Company granted 240,000 stock options with a total fair value of $576,000 that vested immediately on grant.

In connection with the Arrangement, the Company granted 117,000 stock options, with a total fair value of $207,438, to former option holders of LBIX of which 89,000 stock options vest 25% on grant date, 25% on October 2, 2018, 25% on January 2, 2019, and 25% on April 2, 2019. Of the total fair value granted, $96,303 was considered to be part of the cost of acquisition of LBIX (Note 5).

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	2018	2017	2016
Risk-free interest rate	2.09%	1.28%	-
Dividend yield	Nil	Nil	-
Expected life	0.94 years	5 years	-
Volatility	127%	120%	-
Weighted average fair value per option	$2.08	$2.40	-

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL AND RESERVES (continued) Stock options (continued)

Stock option transactions are summarized as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
		$
Balance, November 30, 2015 and 2016	-	-
Granted	240,000	3.75
Exercised	(20,000)	3.75
Balance, November 30, 2017	220,000	3.75
Cancelled – Plan of Arrangement	(220,000)	3.75
Granted	117,000	17.69 (US$13.30)

Balance, November 30, 2018	117,000	17.69 (US$13.30)

A summary of the share options outstanding and exercisable at November 30, 2018 is as follows:

Number of	Number of
Stock Options	Stock Options
Outstanding	Exercisable	Exercise Price	Expiry Date
		$
89,000	44,500	16.29 (US$12.25)	July 18, 2019
12,000	12,000	19.95 (US$15.00)	July 18, 2019
11,000	11,000	23.28 (US$17.50)	July 18, 2019
5,000	5,000	24.54 (US$18.45)	July 18, 2019
117,000	72,500

The weighted average life of share options outstanding at November 30, 2018 was 0.63 years.

Warrants

Agents’ warrants

During the year ended November 30, 2018, the Company issued 8,000 agents’ warrants with an exercise price of US$4.00 per warrant with a total fair value of $24,774 in connection with the October 15, 2018 private placement.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the agents’ warrants granted:

2018
Risk-free interest rate	2.30%
Dividend yield	Nil
Expected life	2 years
Volatility	105%
Weighted average fair value per option	$3.10

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL AND RESERVES (continued) Warrants (continued)

Agents’ warrants

Agents’ warrant transactions are summarized as follows:

	Number of	Weighted Average
	Agents’ Warrants	Exercise Price

Balance, November 30, 2015, 2016, 2017	4,574	1.25
Issued	8,000	5.32 (US$4.00)
Exercised	(1,837)	1.25

Balance, November 30, 2018	10,737	4.28

A summary of the agents’ warrants outstanding and exercisable at November 30, 2018 is as follows:

Number of Agent’s
Warrants	Exercise Price	Expiry Date
	$
2,737	1.25	August 18, 2019
8,000	5.32 (US$4.00)	October 15, 2020
10,737

The weighted average life of agent’s warrants outstanding at November 30, 2018 was 1.58 years.

Share purchase warrants

During the year ended November 30, 2017, the Company issued 103,791 share purchase warrants with an exercise price of $3.75, 132,043 share purchase warrants with an exercise price of $3.00 and 132,043 share purchase warrants with an exercise price of $6.00.

During the year ended November 30, 2018, the Company issued 800,000 share purchase warrants with an exercise price of US$5.00 per warrant in connection with the October 15, 2018 private placement.

The Company provided an anti-dilution clause on 132,043 warrants issued during the year ended November 30, 2017 that are triggered on exercise of such warrants. During the year ended November 30, 2018, 72,800 additional warrants with an exercise price of US$2.50 were issued under this provision.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL AND RESERVES (continued) Warrants (continued)

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

	Number of
	Share Purchase	Weighted Average
	Warrants	Exercise Price
		$
Balance, November 30, 2015 and 2016	-	-
Issued	323,673	4.36
Exercised	(2,727)	3.75
Balance, November 30, 2017	320,946	4.36
Granted	800,000	6.65
Granted on anti-dilution clause	72,800	3.33(USD$2.50)
Exercised	(51,148)	3.01

Balance, November 30, 2018	1,142,598	5.96

A summary of the share purchase warrants outstanding and exercisable at November 30, 2018 is as follows:

Number of Share
Purchase Warrants	Exercise Price	Expiry Date
	$
31,504	3.75	March 14, 2022
24,208	3.75	April 6, 2022
82,043	3.00	August 30, 2020
72,800	3.33 (USD$2.50)	August 30, 2020
132,043	6.00	August 30, 2020
800,000	6.65 (USD$5.00)	October 15, 2021
1,142,598

The weighted average life of share purchase warrants outstanding at November 30, 2018 was 2.62 years.

Derivative liability

a)

On August 30, 2017, the Company completed a non-brokered private placement of 132,043 units for cash proceeds of $126,000. Each unit consisted of one “A” share purchase warrant and one “B” share purchase warrant. Each “A” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $3.00 per warrant. Each “B” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $6.00. The warrant agreement provides an anti-dilution clause for each of the A and B warrants that, upon exercise of the warrants, will cause the Company to issue additional warrants sufficient to entitle the warrant holder to acquire 10% of the issued and outstanding common shares of the Company. Such right is limited to one exercise of either of the A and B warrants and all of the A warrants must be exercised prior to exercising any of the class B warrants.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL AND RESERVES (continued) Derivative liability (continued)

The anti-dilution right for the A and B share purchase warrants was valued at $126,000 as at November 30, 2017 as the acquisition price approximated fair value due to the recency of the transaction. During the year ended November 30, 2018, certain A warrants were exercised causing the rights to expire resulting in a decrease to the liability. As at November 30, 2018, the rights attached to the B warrants were valued at $100,912 using the Black Scholes model with the following assumptions: risk free rate of 2.16%, expected life of 1.75 years, volatility of 114%%, dividend yield of $Nil, and a probability of exercise of 20% resulting in a derivative gain of $25,088.

b)

Due to the Company changing its functional currency from the CAD to the USD during the year ended November 30, 2018, a derivative liability occurs on the date of change on the Company’s previously issued share purchase warrants with CAD exercise prices. This derivative liability is being revalued at each reporting period.

On initial recognition, the Company recorded a loss of $1,557,086 to set up the derivative liability. As at November 30, 2018, the Company revalued the derivative liability to $551,846 and recorded a gain of $1,005,240.

A summary of the share purchase warrants outstanding and exercisable at November 30, 2017 is as follows:

Number of
Warrants	Exercise Price	Expiry Date
	$
32,652	3.75	March 14, 2022
24,208	3.75	April 6, 2022
132,043	3.00	August 30, 2020
132,043	6.00	August 30, 2020
320,946

A summary of the share purchase warrants outstanding and exercisable at November 30, 2018 is as follows:

Number of
Warrants	Exercise Price	Expiry Date
	$
31,504	3.75	March 14, 2022
24,208	3.75	April 6, 2022
82,043	3.00	August 30, 2020
132,043	6.00	August 30, 2020
269,798

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

15.	SHARE CAPITAL AND RESERVES (continued)

Derivative liability (continued)

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the initial valuation and the valuation of the derivative liability as at November 30, 2018:

2018
Risk-free interest rate	2.08%
Dividend yield	Nil
Expected life	2.25 years
Volatility	102%
Weighted average fair value per option	1.11

16.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

A summary of related party loans and related transactions is included in Note 14. Interest paid or accrued to related parties during the year ended November 30, 2018 was $18,320 (2017 - $9,147; 2016 - $15,616).

Accounts payable and accrued liabilities at November 30, 2018 includes $556,541 (2017 - $307,048) owing to directors, officers, and a former director and officer of the Company or to companies controlled by common directors for unpaid consulting fees and/or expense reimbursements.

As at November 30, 2018, a loan was due from Waterproof, which included accrued interest receivable, amounting to $104,553 (2017 - $100,399). During the year ended November 30, 2018, the Company recorded interest income of $8,116 (2017 - $6,070; 2016 – $2,500) in connection to this loan receivable. (Note 8).

During the year ended November 30, 2018, the Company recorded a gain on settlement of debt of which $87,761 (2017 - $Nil; 2016 - $Nil) was with related parties.

Summary of key management personnel compensation:

	For the years ended November 30,

	2018	2017	2016
	$	$	$
Consulting and directors fees	407,525	379,890	180,000
Share-based compensation	-	576,000	-
Interest expense	18,537	9,147	13,906

	426,062	965,037	193,906

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

17.	NON-CONTROLLING INTEREST

The following table presents the equity attributable to 49% non-controlling interest in Majesco as at November 30, 2018:

Total
$
Non-controlling interest on acquisition of Majesco (Note 5)	1,684,615
Share of income for the year	37,516
Foreign exchange on translation	116,810

Balance, November 30, 2018	1,838,941

The following table presents the non-controlling interest as at November 30, 2018:

Total
$
Assets
Current	243,660
Non-current	3,776,093
4,019,753

Liabilities
Current	243,630
Non-current	23,184
266,814

Net assets	3,752,939
Non-controlling interest	1,838,941

The following table presents the loss and comprehensive loss attributable to non-controlling interest for the year ended November 30, 2018.

Total
$
Profit attributable to non-controlling interest	37,516
Foreign exchange translation adjustment	116,810

Comprehensive profit attributable to non-controlling interest	154,326

18.	CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. The Company is not subject to externally imposed capital requirements other than disclosed in Note 14.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, accounts payable and accrued liabilities, due to related parties, loans payable, and derivative liability. The fair value of receivables, loans receivable, accounts payable and accrued liabilities, due to related parties, and loans payable approximates their carrying values. Cash and restricted cash are measured at fair value using level 1 inputs. Derivative liability is measured using level 2 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As at November 30, 2018, the Company had current assets totaling CAD$1,049,577 and current liabilities totalling CAD$2,524,740. These factors expose the Company to foreign currency exchange rate risk, which could have an adverse effect on the profitability of the Company. A 1% change in the exchange rate would change other comprehensive income/loss by approximately US$11,000. At this time, the Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution and a Bahamas based financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at November 30, 2018 and November 30, 2017 is the carrying value of the loans receivable. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The loans included in loans payable and due from related parties bear interest at rates ranging from 0% to 14.4% per annum with maturity dates of between April 15, 2017, and November 9, 2018. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

d)	Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company intends to meet its current obligations in the following year with funds to be raised through private placements, shares for debt, loans and related party loans. The Company is exposed to liquidity risk.

20.	COMMITMENTS

The Company is committed to an operating lease pertaining to an office space. On September 15, 2017 in connection with LBIX’s sale of its former subsidiaries, the Company entered into a series of share purchase and escrow agreements whereby the Company deposited $600,000 in escrow as security for potential financial lease liabilities (as well as excluded liabilities and existing claims) relating to the office lease between LBIX and the landlord. The office lease is currently being subleased and has not resulted in additional payments from the Company since the sale of the Company’s subsidiaries. The Company expects that the remaining exposure of the office lease commitment is until April 2019.

21.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the years ended November 30,

	2018	2017	2016
	$	$	$
Supplemental cash-flow disclosure
Interest paid	1,161	159,306	-

Supplemental non-cash disclosures
Reallocation of value of options upon exercise	-	48,000	-
Reallocation of value of warrants upon exercise	2,986	-	-
Shares issued for the acquisition of Majesco (Note 5)	415,000	-	-
Shares issued for intangible assets	1,469,456	-	-
Shares issued for licenses	4,880,639	-	-
Shares issued for debt settlements	623,771	357,750	-
Warrants issued for share issue costs	24,774	-	-
Net assets acquired on RTO (Note 3)	243,065	-	-
Shares issued for commitment	156,000	-	-
Investment in associates in accounts payable	-	31,567	-

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

22.	CONTINGENCIES

In October 2018, the former chief executive officer of Liquid Canada filed a lawsuit with the United States District Court Southern District of New York against the Company for approximately $11,800,000 for breach of contract, defamation, and violation of human rights. The Claimant asserts the existence of an unwritten contract which, if it was entered, increased her base compensation from US$120,000 to US$400,000 per year. Such contract was not executed by any party and is not, the Company states, a contract the Company would have contemplated at the time. The Company’s counsel has applied to the Court seeking dismissal of the Action, which application is pending. Management believes the likelihood of an unfavorable judgment against the Company is low; as such, no amounts have been recorded as at November 30, 2018.

23.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2018	2017	2016
	$	$	$

Loss before income taxes	(7,498,612)	(1,928,870)	(465,644)
Expected income tax expense (recovery) at statutory rates	(2,025,000)	(502,000)	(121,000)
Change in statutory, foreign tax, foreign exchange rates and other	(75,379)	(13,000)	(15,000)
Permanent difference	1,439,000	163,000	31,000
Share issue cost	(132,000)	-	-
Change in unrecognized deferred tax assets	795,000	352,000	105,000

Income tax expense	1,621	-	-

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

		Expiry Date		Expiry Date		Expiry
		Range		Range		Date
	2018		2017		2016	Range
	$		$		$
Property and equipment	437,000	No expiry date	36,000	No expiry date	1,000	No expiry date
Cumulative eligible capital	-	No expiry date	35,000	No expiry date	35,000	No expiry date
Share issue costs	414,000	2036 to 2038	44,000	2035 to 2037	57,000	2034 to 2036
Investment in associates	56,000	No expiry date	-	No expiry date	-	No expiry date
Allowable capital losses	11,000	No expiry date	13,000	No expiry date	-	No expiry date
Non-capital losses	4,503,000	2026-2038	2,452,000	2026-2037	1,132,000	2026-2036

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

24.	SEGMENTED INFORMATION

During the years ended November 30, 2016 and 2017, the Company had one reportable operating segment, the investment in the production of films located in the United States.

During the year ended November 30, 2018, the Company had two offices: a head-office in Vancouver, BC, and Majesco’s office in New York, New York. In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis. The Company has determined it has two reportable operating segments: the investment in the production of films and the investment in video games.

Below summarizes the Company’s reportable operating segments for the year ended November 30, 2018.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	-	687,381	687,381
Cost of sales	-	(758,749)	(758,749)
Operating expenses	-	(318,682)	(318,682)
Other income (expenses)	(442,585)	(153,206)	(595,791)
Taxes	-	(1,621)	(1,621)
Segment loss	(442,585)	(544,877)	(987,462)

Corporate expenses:
Operating expenses			(1,759,084)
Other income (expenses)			(4,753,687)
Foreign currency translation			398,892
Comprehensive loss for the year			(7,101,341)

Capital expenditures:
Intangible assets	-	79,808	79,808
Goodwill	-	3,585,883	3,585,883

Revenue derived in the Company’s video games segment is earned from a large number of customers located throughout the world. No one customer exceeds 5% of the Company’s sales.

25.	SUBSEQUENT EVENTS

Subsequent to November 30, 2018, the Company:

a)

closed its private placement offering of unsecured convertible debentures raising US$2,677,750. Each debenture will mature two years from closing, will bear interest at 2% per annum, and will be convertible into units at a price of US$1.50 per unit. Each unit will consist of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 for a period of two years from the closing date of the offering. The offering is subject to receipt of all necessary regulatory approvals.

b)	issued 113,334 common shares to settle US$255,000 of accounts payable.

c)	granted 461,500 stock options to certain officers, directors, and consultants of the Company with an exercise price of US$2.55 per share and a term of five years.

Liquid Media Group Ltd.
Notes to Consolidated Financial Statements
November 30, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

25.	SUBSEQUENT EVENTS (continued)

d)	entered into an Asset Purchase Agreement with a vendor to acquire a cloud gaming platform. In accordance with this agreement, the Company will:

•	issue 87,500 common shares to the vendor within 60 days of the execution date of the agreement (“Closing Date”);
•	pay US$500,000 within one year of the closing date or, at the option of the Company, issue the equivalent value of common shares;
•	issue a further 87,500 common shares to the vendor if the vendor is able to meet certain performance milestones.

Additionally, should the Company not be able to meet its obligations under the agreement, the vendor shall have the option to cause the Company to transfer the purchased assets to a newly formed company (“NewCo”) and purchase 50% of NewCo for US$1. If the Company does not affect the requested asset transfer to Newco, the Company will pay the vendor a royalty of 50% of the net profit of the cloud gaming platform on a quarterly basis.

e)	received $125,000 loan secured by a note payable bearing interest at 12% per annum, payable on demand.

f)

entered into an Assignment and Assumption Agreement whereby the vendor assigned all of its rights and obligations under a Master Services Agreement with a television network and its Statements of Work (“SOW”) for the Ancient Aliens game with the television network to the Company.

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

4.2

Share Purchase Agreement dated September 15, 2017 between the Company and 1133438 B.C. Ltd. relating to the disposition of the Company’s subsidiaries, incorporated by reference from prior filing as Exhibit 4.2 to the annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2018.

4.3

Amended and Restated Arrangement Agreement dated January 14, 2018 between the Company and Liquid Canada (fka Liquid Media Group Ltd.), incorporated by reference from prior filing as Exhibit 4.3 to the annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2018.

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

LIQUID MEDIA GROUP LTD.

/s/ Daniel Cruz

Daniel Cruz
Chief Financial Officer

Dated: April 11, 2019

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

4.2

Share Purchase Agreement dated September 15, 2017 between the Company and 1133438 B.C. Ltd. Relating to the disposition of the Company’s subsidiaries, incorporated by reference from prior filing as Exhibit 4.2 to the annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2018.

4.3

Amended and Restated Arrangement Agreement dated January 14, 2018 between the Company and Liquid Canada (fka Liquid Media Group Ltd.), incorporated by reference from prior filing as Exhibit 4.3 to the annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2018.

8.1*	Subsidiaries of the Registrant

11.1	Code of Ethics, incorporated by reference from the prior filing as Exhibit 11.1 to the Annual Report of Form 20-F, filed with the Securities and Exchange Commission on June 1, 2005

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith