Form 20-F
period 2019-11-30
Liquid Media Group Ltd.
filed 2020-03-02
CIK 884247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

❑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

November 30, 2019

OR

❑

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT v,vOF 1934

For the transition period from

 to

OR

❑

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 0-19884

LIQUID MEDIA GROUP LTD.

(formerly known as LEADING BRANDS, INC.)

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

#202, 5626 Larch Street

Vancouver, BC  V6M 4E1

(Address of Principal Executive Offices)

Daniel Cruz, Chief Financial Officer

#202, 5626 Larch Street

Vancouver, BC  V6M 4E1

Telephone:  1.604.602.0001

Email: daniel@liquidmediagroup.co

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value	YVR	NASDAQ Capital Market
(Title of Class)	Trading Symbol	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,727,558 common shares (as of February 28, 2020).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 2.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or emerging growth company. See definition of “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

U.S. GAAP   ☐

International Financial Reporting Standards as issued

Other   ☐

by the International Accounting Standards Board   ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes      ☒ No

Index

PART I

Item 1. – Identity of Directors, Senior Management and Advisers

5

Item 2. – Offer Statistics and Expected Timetable

5

Item 3. – Key Information

5

Item 4. – Information on the Company

21

Item 4A. – Unresolved Staff Comments

27

Item 5. – Operating and Financial Review and Prospects

28

Item 6. – Directors, Senior Management and Employees

41

Item 7. – Major Shareholders and Related Party Transactions

49

Item 8. – Financial Information

51

Item 9. – The Offer and Listing.

52

Item 10. – Additional Information.

52

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

54

Item 12. – Description of Securities Other than Equity Securities.

55

PART II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

55

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

55

Item 15. – Controls and Procedures.

56

Item 16A. – Audit Committee Financial Expert.

57

Item 16B. – Code of Ethics.

57

Item 16C. – Principal Accountant Fees and Services.

58

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

58

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

59

Item 16F. – Change in Registrant’s Certifying Accountant

59

Item 16G. – Corporate Governance

59

Item 16H. – Mine Safety Disclosure

60

PART III

Item 17. – Financial Statements.

60

Item 18. – Financial Statements.

60

Item 19. – Exhibits.

109

INTRODUCTION

The terms the “Company”, “LMG”, “Liquid”, “we”, “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Liquid Media Group Ltd. and its consolidated subsidiaries or predessesor entities (including Leading Brands, Inc.), except where the context requires otherwise.

Unless otherwise specified, all references to “dollars” or “$” in this Annual Report are expressed in Canadian dollars (“C$”), unless otherwise indicated, and all references to “U.S. dollars,” or “US$” are expressed in the currency of the United States of America.

Forward-Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments.  The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements.  Forward-looking statements relate to, among other things:

♦

Our business plan to create a vertically-integrated cloud-based global content production studio;

♦

Our expectations regarding market acceptance of our gaming, tv and film offerings;

♦

Our intention to make strategic acquisitions to grow our business;

♦

Our expectations regarding litigation risks and outcomes;

♦

Our plan to raise capital through a crowd-funding portal;

♦

The effectiveness of steps taken to protect our intellectual property and our beliefs about non-infringement of the intellectual property of others; and

♦

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

	FISCAL YEAR ENDED Nov. 30, 2019 ($)	FISCAL YEAR ENDED Nov. 30, 2018 ($)	FISCAL YEAR ENDED Nov. 30, 2017 ($)	FISCAL YEAR ENDED Nov. 30, 2016 ($)	FISCAL YEAR ENDED Nov. 30, 2015 ($)
Net sales / revenue from continuing operations	429,236	687,381	-	-	-
Net loss	(7,625,316)	(7,500,233)	(1,928,870)	(465,644)	(386,341)
Net loss attributable to shareholders of the Company	(7,581,384)	(7,537,749)	(1,928,870)	(465,644)	(386,341)
Net Income attributable to non-controlling interest	(43,932)	37,516	-	-	-
Comprehensive loss	(7,612,541)	(7,101,341)	(1,928,870)	(465,644)	(386,341)
Comprehensive loss attributable to shareholders of the Company	(7,560,001)	(7,255,667)	(1,928,870)	(465,644)	(386,341)
Comprehensive income attributable to non-controlling interest	(52,540)	154,326	-	-	-
Loss per share, basic	(1.78)	(3.14)	(0.96)	(0.25)	(0.22)
Total assets	15,389,472	15,577,056	1,456,836	3,119,209	596,258
Net assets	7,070,316	10,077,396	(247,305)	(298,385)	160,335
Share Capital	21,118,940	18,032,601	2,364,400	1,081,000	1,081,000
Long-term debt	2,513,842	675,942	126,000	2,500,000	-
Cash dividends declared per common share	-	-	-	-	-
Weighted average common shares outstanding basic and diluted	4,255,297	2,397,117	2,001,832	1,845,237	1,729,413

Exchange Rates

Exchange Rate – February 28, 2020: 1.3307

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	February 2020	January 2020	December 2019	November 2019	October 2019	September 2019
High	1.3319	1.3233	1.3302	1.3307	1.3330	1.3343
Low	1.3224	1.2970	1.2988	1.3148	1.3056	1.3153

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Year ended November 30, 2019	Year ended November 30, 2018	Year ended November 30, 2017	Year ended November 30, 2016	Year ended November 30, 2015
Average	1.3290	1.2907	1.3030	1.3276	1.2603

B.

Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.

Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.

Risk factors.

Risks Related To Our Business

Our business and operations are subject to numerous risks. The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects”. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and anticipated future results. Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, prospects or results of operations. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely be materially adversely affected. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares. The risks set out below are not the only risks and uncertainties we currently face; other risks may arise in the future. The following discussion of risks may contain forward-looking statements as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

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

We have a history of operating losses and negative cash flows. Indeed, we only began generating revenue in fiscal year 2018.  We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities, and continue to develop our technology, products, projects, and services. For example, we will need additional funds to add to our content library and for development costs incurred to develop new games and redevelop our retro games, for production costs incurred in connection with the development of film and tv projects, costs related to our cloud-based network initiative, and for licensing and distribution expenses. These efforts may prove more expensive than we currently anticipate and we may incur significant additional costs and expenses in connection with our business development activities. In addition, our film and gaming content creation operations are relatively capital intensive while revenue-generating opportunities depend on the availability of projects in the market. During periods of low project volumes, fixed costs can result in operating losses. All of these costs and expenses could prevent us from achieving or maintaining profitability in future periods.

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

In addition, there are substantial risks that there will be no or an insufficient market for the titles developed. In such event, we will likely suffer losses, and to the extent that we are unable to develop any games or film titles which generate a sufficient interest in the market to provide profits, funding, capital or a return. In such event, we may suffer significant losses.

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

Programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would harm our operating results.

Our games may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch, particularly as we launch new games and rapidly release new features to existing games under tight time constraints. We believe that if our players have a negative experience with our games, they may be less inclined to continue, or resume playing our games or recommend our games to other potential players. Undetected programming errors, game defects and data corruption can disrupt our operations, adversely affect the game experience of our players by allowing players to gain unfair advantage, harm our reputation, cause our players to stop playing our games, divert our resources and delay market acceptance of our games, any of which could result in legal liability to us or harm our operating results.

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

Our growth relies on market acceptance.

While we believe that there will be significant customer demand for our game, tv, and film offerings and services, there is no assurance that there will be broad market acceptance of our offerings. There also may not be broad market acceptance of our offerings if our competitors offer products or services that are preferred by prospective customers. Customers consider many factors when evaluating our products relative to those of our competitors, including innovation, ease of use, price, feature sets, functionality, reliability, performance, reputation, and training and support, and we may not compare favorably against our competitors in all respects. There can be no assurance that our efforts will be successful in the near future, or at all, or that our competitors will not take significant market share in similar efforts. If we fail to develop new products and to manage new product introductions and transitions properly, or if our offerings do not receive market acceptance, our financial condition and operating results could be harmed.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

We receive, store and process personal information and other player data, and we enable our players to share their personal information with each other and with third parties, including on the internet and mobile platforms. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other player data on the Internet and mobile platforms, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and are subject to the terms of our own privacy policies and privacy-related obligations to third parties (including voluntary third-party certification bodies such as TRUSTe). We strive to comply with all applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably attainable. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as players, vendors or developers, violate applicable laws or our policies, such violations may also put our players' information at risk and could in turn have an adverse effect on our business.

In the area of information security and data protection, many states have passed laws requiring notification to players when there is a security breach for personal data, such as the 2002 amendment to California's Information Practices Act, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

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

We are a provider of video game products primarily for the casual-game consumer and have published video games for interactive entertainment hardware platforms, including Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One and the personal computer, or PC.  The success of our business is subject to the continued popularity of these platforms and our ability to develop commercially successful products for these platforms.

Companies and governmental agencies may restrict access to our website, other websites that carry our products, mobile applications or the internet, generally, which could lead to losses or slower growth due to the effects such restrictions may have on our player base.

In general, players need to access the internet and platforms such as Facebook, Apple, Google, Liquid’s website, the websites of our partners or entities controlled by us or mobile applications in order to play the games we offer or will offer. Companies and governmental entities may block or restrict access to these sites or applications or the internet generally for a number of reasons, for example, confidentiality, security, a determination that greater regulatory oversight is required, or they may adopt policies that restrict the access of employees to access the sites and applications. If companies or governmental entities block, limit or otherwise adopt restrictive policies or regulations which materially interfere with the ability of players to play our games, our business and operations will likely be negatively affected and could lead to losses or slower growth than anticipated.

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

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

•

increased expenses due to transaction and integration costs;

•

potential liabilities of the acquired businesses;

•

potential adverse tax and accounting effects of the acquisitions;

•

diversion of capital and other resources from our existing businesses;

•

diversion of our management’s attention during the acquisition process and any transition periods;

•

loss of key employees of the acquired businesses following the acquisition; and

•

inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

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

Changes in tax laws or tax rulings could materially affect our effective tax rates, financial position and results of operations.

The tax regimes to which we are subject or under which we operate is unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income based taxes, non-income taxes (such as payroll, sales, use, value-added, net worth, property and goods and services taxes), or tariffs related to the import or export of our offerings, could materially affect our financial position and results of operations. Any significant changes to our effective tax rate or the imposition of significant tariffs on our products may result in a material adverse consequence on our business, financial condition, results of operations, and cash flows.

Risks Related to the Film Industry

Our results of operations may fluctuate significantly as to its film operations depending upon the timing of television shows and films delivered or made available to various media

Results of operations with respect to our production and distribution of film and television operations for any periods are significantly dependent upon the number and timing of television programs and films delivered or made available to various media. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels, industry practice is that broadcasters make the most of their annual programming commitments between February and June, such that new programs can be ready for telecast at the start of the broadcast season in September, or a mid-season replacements in January. Because of this annual production cycle, our film revenues may not be earned on an even basis throughout the year. Results from operations may fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative or results for future quarters.

Our entertainment programming may not be accepted by the public which would result in a portion of our costs not being recouped or anticipated profits not neing realized.

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production's artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time. The availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice und cannot be predicted with certainty.

There is a risk that some or all or of our programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

Our film and television productions may not receive favorable reviews or ratings or perform well in ancillary markets, broadcasters may not license the rights to our film and television programs and distributors may not distribute or promote our films and television programs, any of which could have a material adverse effect on our results of operations or financial condition.

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television is often directly related to reviews from critics and/or television ratings, poor reviews from critics or poor television ratings may negatively affect future revenue. Our results of operations will depend, in part on the experience and judgment of our management to select and develop new investment and production opportunities. We cannot make assurances that our films and television programs will obtain favorable reviews or ratings or that its films and television programs will perform well in ancillary markets or that broadcasters will license the rights to broadcast any of our film and television programs in development or renew licenses to broadcast film and television programs in our library. The failure to achieve any or the foregoing could have a material adverse effect on our business, results or operations or financial condition.

Licensed distributors’ decisions regarding the timing or release of and promotional support for our films, television programs and related products are important in determining the success of these films, programs and related products. We do not control the timing and manner in which our licensed distributors distribute our films, television programs or related products. Any decision by those distributors not to distribute or promote one of our films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote us could have a material adverse effort on our business, operations or financial condition.

We are dependent upon certain key personnel.

We are dependent upon the services of key executives, including our Chair, Joshua Jackson, and our CFO, Daniel Cruz. The loss of our executive officers or our other key personnel, particularly with little or no notice, could cause delays on projects and could have an adverse impact on our client and industry relationships, our business, operating results or financial condition.

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

Our business is subject to a variety of other U.S. and foreign laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding consumer protection, intellectual property, export and national security, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. For example, laws relating to the liability of providers of on line services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as that which depicts violence, many of which are ambiguous, still evolving and could be interpreted in ways that could harm our business or expose us to liability. In addition, certain of our games may become subject to gambling-related rules and regulations and expose us to civil and criminal penalties if we do not comply.

It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly banned, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States and elsewhere that could restrict the on line and mobile industries, including player privacy, advertising, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase, and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency and banking institutions may be interpreted to cover virtual currency or goods. If that were to occur we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of social game services and impair our business.

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

Our business will suffer if we are unable to successfully integrate acquired companies into our business or otherwise manage the growth associated with multiple acquisitions.

We have acquired businesses, personnel and technologies in the past and we intend to continue to pursue acquisitions that are complementary to our existing business and expand our employee base and the breadth of our offerings. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the social game industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits. Integration of a new company’s operations, assets and personnel into ours will require significant attention from our management. The diversion of our management's attention away from our business and any difficulties encountered in the integration process could harm our ability to manage our business. Future acquisitions will also expose us  to potential risks, including risks associated with any acquired liabilities, the integration of new operations, technologies and personnel, unforeseen or hidden liabilities and unanticipated, information security vulnerabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, players, and other suppliers as a result of integration of new businesses.

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

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, trade dress, domain names and other product rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our innovations through increased patent filings that are expensive and time-consuming and may not result in issued patents that can be effectively enforced.

Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

The proliferation of "cheating" programs and scam offers that seeks to exploit our games anti players affects the game-playing experience and may lead players to stop playing our games.

Unrelated third parties have developed, and may continue to develop, "cheating" programs that enable players to exploit our games, play them in an automated way or obtain unfair advantages over other players who do play fairly. These programs harm the experience of players who play fairly and may disrupt the virtual economy of our games. In addition, unrelated third parties attempt to scam our players with fake offers for virtual goods. We devote significant resources to discover and disable these programs and activities, and if we are unable to do so quickly our operations may be disrupted, our reputation damaged and players may stop playing our games. This may lead to lost revenue from paying players, increased cost of developing technological measures to combat these programs and activities, legal claims relating to the diminution in value of our virtual currency and goods, and increased customer service costs needed to respond to dissatisfied players.

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

•

we might lose the ability to rely upon exemptions from the NASDAQ corporate governance requirements that are available to foreign private issuers; and

•

if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the Securities and Exchange Commission (“SEC”) as a condition to any such financing.

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

Our common shares are traded on the NASDAQ under the symbol “YVR.” As of November 30, 2019, there were 5,345,660 common shares issued and outstanding. The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

We are incorporated in British Columbia, Canada, and all but one of our directors and officers live in Canada, and all of the Company’s assets, with the exception of Majesco, are in Canada; therefore, investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

We are a company incorporated under the laws of British Columbia, all but one of our directors and officers are residents of Canada and all our assets and operations, with the exception of our 51% held subsidiary Majesco Entertainment Company ("Majesco”), are located outside of the United States. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

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

On August 9, 2018, the Company consummated a business combination with Liquid Canada by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of the Company.  As part of the Arrangement, on August 10, 2018, the Company changed its name to Liquid Media Group Ltd. and Liquid Canada changed its name to Liquid Media Group (Canada) Ltd.  At the time of completion of the Arrangement, the Company had 1,848,980 common shares issued and outstanding which included 1,288,497 common shares issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of the Company was changed to “YVR”.

3.

The Company is a corporation incorporated under the laws of the province of British Columbia, Canada, and is governed by the Business Corporations Act (British Columbia). The head office of the Company is located at #202, 5626 Larch Street, Vancouver, BC, V6M 4E1; Tel: 604-602-0001

4.

During the Company’s fiscal year ended November 30, 2019, the Company realized several material changes to both its organizational structure as well as the nature of its business.

On January 22, 2019, the Company changed its auditor from Charlton & Company to Davidson & Company LLP.

In February 2019, the Company closed its private placement offering of unsecured convertible debentures raising US$2,678,000.  Each debenture will mature two years from closing, will bear interest at 2% per annum, and will be convertible into units at a price of US$1.50 per unit.  Each unit will consist of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 for a period of two years from the closing date of the offering.  At the time of the closing of the Debenture offering, the Company also converted US$255,000 of accounts payable to non-related parties into 113,334 common shares at a price of US$2.62.

In February 2019, the Company granted 461,500 stock options to certain officers, directors, and consultants of the Company with an exercise price of US$2.55 per share and a term of five years.

In February 2019, the Company issued 113,334 common shares valued at $391,013 to settle debt of $335,792.

In April 2019, the Company issued 46,539 common shares valued at $243,162 to settle debt of $199,896 and issued 17,222 common shares valued at $73,980 to various consultants of the Company for consulting and public relations services provided to the Company.

In April 2019, the Company entered into an Assignment and Assumption Agreement whereby the vendor assigned all of its rights and obligations under a Master Services Agreement with A&E Television Networks, LLC. (“A&E”) and it’s Statements of Work for Ancient Aliens: The Game® with A&E to the Company.

In May 2019, the Company announced that it was expanding the scope of its relationship with A&E, becoming the official operator of the free-to-play, card collecting strategy game Knightfall™: Rivals, available on iTunes and Google Play.

In May 2019, the Company entered into a Collaboration Agreement with YDX Innovation Corp. (“YDX”) whereby the Company plans to leverage YDX technology to bring classic and future games to life in YDX’s Arkave Virtual Reality (VR) Arenas.  The companies also plan to collaborate on new IP, content, products, and technology.  In November 2019, the Company announce that it had selected ‘Romans from Mars’ as the first title from its library of games for adaptation into an immersive virtual reality (VR) experience through its partnership with YDX.

In May 2019, the Company appointed Nancy Basi to its Board of Directors.  Ms. Basi is Executive Director of the Media & Entertainment Centre for the Vancouver Economic Commission and Vice President of the VR/AR Association’s Vancouver Chapter.

In June 2019, the Company showcased Ancient Aliens: The Game® live at AlienCon in Los Angeles.

In June 2019, the Company announced the selection of Miss Kwirk as the first gaming intellectual property for development within its Studio-as-a-Service offering.  Miss Kwirk is the first title in the Company’s retro reboot initiative, a five title series designed to expand the franchise potential of popular retro titles owned by the Company.

In October 2019, the Company announced the repricing of a total of 1,142,598 share purchase warrants issued on or prior to October 15, 2018 to US$1.20 per share.

In November 2019, the Company announced that it was launching an initiative in partnership with the Whistler Film Festival (“WFF”). To mark the countdown to WFF’s 20th anniversary in 2020, Liquid confirmed support of WFF’s new 20x2020 campaign for 2019 and 2020 that will directly support vetted Canadian creators with IP in development to participate in WFF’s slate of talent development programs, which serve to advance projects from script to screen and connect storytellers and dealmakers across borders and on all platforms.

In November 2019, the Company restructured its debt with RDL Realisation, PLC (“RDL”) to extend the maturity date of the loan to November 30, 2020.  Additionally, the Company agreed to make quarterly payments of $250,000 beginning on March 31, 2020 and has pledged 215,000 common shares as security against the loan.  RDL also released the previously held security interest over the Company’s shares of Waterproof Studios Inc.

During the year ended November 30, 2019, various lenders converted $1,795,455 (US$1,133,761) worth of net convertible debentures into 1,000,167 units of the Company, with each unit consisting of one common share and one share purchase warrant to purchase one additional common share at an exercise price of US$1.75 per share on or before February 26, 2021.

Subsequent to the year ended November 30, 2019:

•

The Company announced in December 2019, the upcoming launch of Iridion 3D and its sequel, Iridion II, December 12, 2019 on Steam for PC through its subsidiary Majesco.

•

In January 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company for approximately $400,000 for unpaid consulting fees, US$500,000 for the unpaid cash consideration for the purchase of 51% interest in Majesco, and a payment for the difference between US$500,000 and the value of the Company’s shares issued on the purchase of the 51% interest in Majesco.  The Company has accrued $1,064,450 in the Annual Financial Statements.  Management is currently seeking legal advice on this lawsuit.

•

The Company held its annual shareholder meeting on February 4, 2020, at which the Class III directors were elected and Davidson & Company LLP were appointed as the auditors for the ensuing year.  Accordingly, the Company’s violation of the NASDAQ listing require regarding the holding of an annual shareholder meeting was remedied.

•

In January 2020, the Company issued 57,125 common shares to settle debt of $193,582 and 11,674 common shares for $33,058 in services included in commitment to issue shares at November 30, 2019.

•

In February 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company in relation to the issuance of a share certificate for 59,706 common shares of the Company, 32,149 of which the consultant states is owing to him and general and special damages in relation to the shares.  Management is currently seeking legal advice on this lawsuit.  No provision has been included in the financial statements as of November 30, 2019.

•

In February 2020, the Company signed an asset purchase agreement with a vendor to acquire a portfolio of assets including certain streaming platforms for US$3,325,000.

•

Subsequent to November 30, 2019, the Company issued 98,004 common shares for total proceeds of $204,891 (US$154,181) in connection with: (1) the exercise of 66,500 share purchase warrants at US$1.75 per warrant for proceeds of $154,651 (US$116,375), of which $104,651 (US$78,750) wasa included in the commitment to issue shares as at November 30, 2019; and (2) 31,504 share purchase warrants at US$1.20 per warrant for proceeds of $50,240 (US$37,806).

5.

The Company expended $Nil on the purchase of property, plant and equipment in the fiscal years ended November 30, 2019, 2018 and 2017.

6.

Capital expenditures that are planned for the fiscal year ending November 30, 2020 are in Canada and will be funded with cash on hand.

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

B.

Business overview.

1.

During the fiscal years ended November 30, 2019, November 30, 2018 and November 30, 2017, the Company’s primary business is aggregating mature gaming and film production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution.

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

a.

Platform Licenses

Hardware platform manufacturers require that publishers obtain a license from them to publish titles for their platforms. Majesco currently has non-exclusive licenses from Nintendo, Microsoft and Sony for each of the popular console and handheld platforms. Each license generally extends for a term of between two to four years and is terminable under a variety of circumstances. Each license allows it to create one or more products for the applicable system, and requires Majesco to pay a per-unit license fee and/or royalty payment from the title produced and may include other compensation or payment terms. All of the hardware manufacturers approve each of the titles Majesco submits for approval on a title-by-title basis, at their discretion. Majesco is also dependent on approvals from distributors for its video game software for PCs and mobile devices.

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

Animation Production Services

The Company (through Liquid Canada) holds a 49% interest in Waterproof Studios Inc. (“Waterproof”), an animation studio based in Vancouver, BC. Waterproof is a Vancouver based content creation studio founded in 2011, providing industry leading creative development, computer generated production, visual effects and animation content. Through Waterproof, the Company’s animation production business provides animation services on a work-for-hire basis. Waterproof’s principal customers consist of majour video game publishers, traditional film and television studios, distributors, broadcasters, and other streaming service providers.

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

Growth Strategy

With the goal of becoming a global competitor in gaming and film content creation, the Company is forging relationships with an extensive network of industry partners to integrate cutting edge technology into its portfolio of gaming and film products. Initial growth efforts in this regard are intended to consolidate the city of Vancouver’s fragmented film and entertainment market, where more than $3.4 billion is spent annually on film and television production services.(1) Vancouver’s fragmented media and entertainment sector is ripe for consolidation. The Company believes more entertainment assets that build upon its model of the studio of the future can be attracted to generate growth for shareholders. The ability to produce intellectual property across silos such as gaming and TV/ Film with the Company’s existing sales channel and distribution channels is core to its growth.

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

C.

Organizational structure.

The following is a list of the Company’s significant subsidiaries as of November 30, 2019:

1() “Activity Report 2017-2018” CreativeBC (16 July 2018), online: <https://www.creativebc.com/database/files/library/FINAL___Creative_BC___2017_18_Tax_Credits_Release(1).pdf>

•

Liquid Media Group (Canada) Ltd.  (“Liquid Canada”)

-

Incorporated in British Columbia, Canada;

-

100% owned by the Company; and

-

Principal operating subsidiary of the Company.

•

Majesco Entertainment Company  (“Majesco”)

-

Incorporated in Nevada, USA;

-

51% owned by the Company; and

-

Operating a video gaming developer and publishing studio.

D.

Property, plant and equipment.

The Company’s head office is located at #202, 5626 Larch Street, Vancouver, BC, V6M 4E1. Majesco’s head office is located at 53 West 36th Street, Suite 205, New York, NY 10018. All office premises are leased space.

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

Overall Performance - Fiscal Year Ended November 30, 2019

During the year ended November 30, 2019, the Company’s primary focus was securing financing through the issuance of convertible debentures and on developing relationships through which the Company could expand its current gaming content.

Gross Profit (Loss)

Gross profit (loss) decreased by $1,485,200 to $(1,556,568) for the year ended November 30, 2019 from $(71,368) for the comparable period in 2018.  The decrease in gross profit is attributable to:  (1) lower sales earned in Majesco; and (2) the Company entering into license agreements for video games and platforms during the fourth quarter of fiscal 2018, which are being amortized over the term of the agreements.

Operating Expenses

For the year ended November 30, 2019, operating expenses increased by $3,768,949 from $2,077,766 in the year ended November 30, 2018 to $5,846,715 in the year ended November 30, 2019 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Accretion expense	Increase of $211,155	Increased due to the requirement to accrete the equity portion of the convertible debentures. No accretion was required in the comparative year.
Amortization	Increase of $82,480	Increased due to the Company amortizing its game catalogues over a 15 year period. No amortization was required in the comparative year.
Consulting and directors fees	Increase of $584,011	Increased due to more consultants being engaged due to the acquisition of Majesco and the Company focusing on future growth.
Insurance	Increase of $40,884	Increased due to an increase in the premium associated with Directors and Officers policy.
Interest expense	Increase of $44,852	Increased due interest being charged on the convertible debentures received at the end of the first quarter in fiscal 2019.
Investor relations, filing, and compliance fees	Increase of $142,335	Increased due to the Company becoming publicly traded on the NASDAQ during the Q3 of fiscal 2018.
Marketing	Increase of $1,166,568	Increased due to the Company entering into a digital marketing campaign to increase awareness of the Company.
Other general and administrative expenses	Increase of $45,735	Increased due to increased corporate activity.
Professional fees	Increase of $409,062

Increase due to: (1) legal fees incurred in relation to the lawsuit brought on by the former President and director or the Company; (2) increased legal and accounting fees associated with filing the Company’s 2018 YE and 2019 Q1 during; and (3) increased bookkeeping fees due to increased corporate activity.

Share-based compensation	Increase of $1,062,377	Increased due to more options being issued in the current year.

Other Income (Expenses)

The following occurred during the year ended November 30, 2019 as compared to the year ended November 30, 2018:

•

The Company recorded an increase in the share of profit of equity investment of $315,380 from its investment in Waterproof.

•

The Company recorded a decrease in the write-off of associate of $310,484 as the Company decided to write-off its investment in Household Pests during fiscal 2018.  There were no write-offs during fiscal 2019.

•

The Company recorded a decrease in the write off of intangible assets of $116,352 as the Company decided not to proceed with the development of one video game.  There were no write-offs during fiscal 2019.

•

The Company recorded an increase in the write-off of licenses of $717,125 as the Company decided not to proceed with the license with World of Wireless UK Limited.  There were no write-offs during fiscal 2018.

•

The Company recorded a decrease in listing expenses of $4,130,557 in relation to the Arrangement between the Company and Liquid Canada during fiscal 2018.

•

The Company recorded a decrease in project investigation of $166,989 in relation to the Arrangement between the Company and Liquid Canada during fiscal 2018.  Fiscal 2019 included some additional costs associated with the legacy beverage business.

•

The Company recorded a decrease in derivative liability – warrants of $1,557,086 as no new derivatives were setup in fiscal 2019.

•

The Company recorded a decrease in gain on derivative liability of $1,479,847 due to the revaluation of the derivative liabilities at the end of the fiscal 2019.

•

The Company recorded an increase in the gain on settlement of debt of $271,303 in relation to the settling of various debt through the issuance of the Company’s common shares during the fiscal 2019 as compared to the settlements recorded in fiscal 2018.

•

The Company recorded an increase in the unrealized gains on equity instruments of $953,961 relating to the revaluation of the Company’s investment in Waterproof in fiscal 2019.  No revaluation was done in fiscal 2018 as the investment was previously held as an equity investment.

•

The Company recorded an increase in the allowance for credit loss of $145,431 as management determined it was prudent to allow for a portion of the loans receivable in fiscal 2019.  No allowance was recorded in fiscal 2018.

Overall Performance - Fiscal Year Ended November 30, 2018

The major developments during the year ended November 30, 2018 included:

The Company’s operations presented for the 2018 fiscal year represent the results of the parent company, Liquid Media Group Ltd., and its subsidiaries Liquid Canada and Majesco.  The operations presented for the 2017 fiscal year represent the results of Liquid Canada.

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

Operating Expenses

For the fiscal year ended November 30, 2018, operating expenses increased by $523,555 from $1,554,211 in the fiscal year ended November 30, 2017 to $2,077,766 in the year ended November 30, 2018 primarily as a result of:

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

During the year ended November 30, 2018, the Company recorded derivative liability – warrants of $1,557,086 upon the change of the Company’s functional currency from CAD to USD.  Additionally, the Company recorded a gain on derivative liability of $1,030,328 during the year ended November 30, 2018 due to the revaluation of the derivative liability at the year-end date.  The revaluation of the derivative liability in fiscal 2017 did not require adjustment as the fair value recorded approximated the revalued amount.

During the year ended November 30, 2018, the Company recorded gain on debt settlements of $172,383 in relation to the settling of various debts through the issuance of the Company’s common shares.  There were minimal debt settlements in fiscal 2017.

B.

Liquidity and Capital Resources.

Fiscal Year Ended November 30, 2019

As at November 30, 2019, the Company has current assets of $6,349,663 and current liabilities of $5,805,314, which results in working capital of $544,349 (2018 - $710,406).

The Company does not have adequate operating revenue to finance its existing obligations and therefore must continue to rely on external financing to generate capital to maintain its capacity to meet working capital requirements. The Company has relied on debt and equity raises to finance its operating activities since incorporation. The Company intends to continue to rely on debt and the issuance of shares to finance its operations. However, there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

Cash Flows

The table below sets forth a summary of cash flow activity and should be read in conjunction with the Company’s cash flow statements:

	Year ended November 30,
	2019	2018
	$	$
Cash inflows (outflows) used in operating activities	(4,026,634)	326,256
Cash flows used in investing activities	(213,702)	(138,262)
Cash flows provided by financing activities	4,456,019	3,994,886
Effect of foreign exchange on cash	44,391	90,144
Increase in cash during the year	260,074	4,273,024
Cash, beginning of year	4,327,331	54,307
Cash, end of year	4,587,405	4,327,331

The cash flow used in operating activities increased by $4,352,890 to $(4,026,634) for the year ended November 30, 2019 from $326,256 compared to the comparative year. The decline in cash flow from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization and accretion, share-based compensation expense, changes in the value of derivatives, gains and losses on the settlement of debt, unrealized foreign exchange, the share of profit of its equity investment, the unrealized gains on the revaluation of equity instruments, and the write off of various items, in addition to net changes in non-cash balances relating to operations.

Cash used by investing activities for year ended November 30, 2019 decreased by $75,440 compared to the comparative year mostly due to the Company receiving cash from the Arrangement between the Company and Liquid Canada during fiscal 2018.

Cash provided by financing activities for year ended November 30, 2019 improved by $461,133 compared to the comparative year.  During the year ended November 30, 2019, the financing activities mostly increased because the Company closed its private placement offering of unsecured convertible debentures by raising $3,502,793, received loan proceeds of $812,933, and raised $368,617 from the exercise of warrants.  The comparative year included the closing of a private placement for $4,157,760, raising $167,500 in loan proceeds, and raising $156,615 from the exercise of warrants.

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

Cash provided by (used in):	Fiscal Year ended November 30, 2018 ($)	Fiscal Year ended November 30, 2017 ($)	Change ($)
Operating Activities	326,256	(1,155,954)	1,482,210
Investing Activities	(138,262)	(553,499)	415,237
Financing Activities	3,994,886	(736,961)	4,731,847

The cash flow generated from operating activities improved by $1,482,210 to $326,256 for the year ended November 30, 2018 from $(1,155,954) compared to the prior year. The cash flow improvement from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization, share-based compensation expense, listing expenses, changes in the value of derivatives, write off of intangible assets, gains on the settlement of debt, unrealized foreign exchange, and the share of loss of its equity investment, in addition to net changes in non-cash balances relating to operations.

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

The Company has a license agreement with Lightning Man for license to market and distribute six video games owned by Lightning Man, including: Bunny Boom, Bar Crasher, Nyctophobia, Resurgence, Clowns and Machetes, and Piggy Pals, over a two year period. As part of the Lightning Man agreement, the Company has agreed to pay a total of $100,000 (in three tranches) to Lightning Man over a 6-month period for the rights to two future video game titles that will be jointly developed by the Company and Lightning Man.

D.

Trend Information.

During the fiscal years ended November 30, 2016 and 2017, the Company was focused on its film content and distribution business.  In fiscal 2018, through the acquisition of Majesco, the Company added gaming content and distribution to its business.

The Company believes that growing demand in the gaming content production and distribution business, as well as the accelerated industry adoption of cloud-based gaming, represent growth opportunities for the Company and its shareholders.

E.

Off-balance sheet arrangements.

The Company had no off balance sheet arrangements during the fiscal years ended November 30, 2019, 2018 and 2017.

F.

Tabular disclosure of contractual obligations.

There were no contractual obligations as of November 30, 2019:

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with IFRS. Some accounting policies have a significant impact on the amount reported in these financial statements.  A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements.  Note that the preparation of this Annual Report requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: foreign currency translation, financial instruments, investment in associates, intangible assets, goodwill, derivative liability, convertible debentures, share capital, share-based compensation, revenue recognition, royalties and licenses, and income taxes.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and Liquid Canada changed from the CAD to the USD dollar effective September 1, 2018.  The functional currency of Majesco is the USD.  The functional currency of Waterproof is the CAD. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

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

Financial instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Receivables and loans receivable are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash, restricted cash, and investment in equity instruments are classified as FVTPL.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For the years presented, the Company did not record an expected credit loss on its accounts receivable; however, an expected credit loss of $145,431 was recorded on its loans receivable as at November 30, 2019 (2018 - $Nil).

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, due to related parties, loans payable, and convertible debentures are classified as other financial liabilities and carried on the statement of financial position at amortized cost.  Derivative liabilities are measured at FVTPL.

Investment in associates

The Company’s investment in associates was accounted for using the equity method of accounting.  An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the statement of financial position at cost.  The statement of loss reflects the share of the results of operations of the associate until significant influence ceases. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity (deficiency).  Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies.  Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.  Investments in associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost.  The financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Company from the date that significant influence or joint control commences, until the date that significant influence or joint control ceases.  When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued, except to the extent that the Company has obligations, or has made payments on behalf of the investee.  The Company used the equity method of accounting for its 49% investment in Waterproof  until significant influence ceased on March 1, 2019 and for its 50% investment in Household Pests.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Assets under construction are not depreciated until available for their intended use.

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment

30%

Intangible assets

The Company has intangible assets from business acquisitions and development of gaming content. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

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

Video games being developed are amortized once development is complete and the game starts to generate income.

Brand

Through the acquisition of Majesco, the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life.

Goodwill

Goodwill is deemed to have an indefinite life and is not amortized but is subject to, at a minimum, annual impairment tests.  The Company assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value.  Impairment is tested at the cost center level by comparing the fair value of a cost center with its carrying amount including goodwill.  If the carrying amount of the cost center exceeds its fair value, goodwill of the cost center is considered impaired and the second step of the test is performed to determine the amount of impairment loss, if any.

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

Derivative liability

Share purchase warrants outstanding during the years ended November 30, 2019 and 2018 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria. As a result, the Company was required to separately account for the warrants as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to loss. Changes in fair value are recognized as gain/loss on derivative liability until the warrants are exercised or expire.

Convertible debentures

The Company’s convertible debenture was classified as a liability, less the portion relating to the conversion feature which is classified as a component of equity.  As a result, the recorded liability to repay the convertible notes is lower than its face value.  The liability was initially recorded at fair value and subsequently at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debenture.

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

Loss per share

Basic and diluted loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares outstanding during the reporting period.  If applicable, diluted income per share is computed similar to basic income per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of share options, warrants, and convertible debentures, if dilutive.  The number of additional shares is calculated by assuming that outstanding share options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.  For the years presented, this calculation proved to be anti-dilutive.

Share-based compensation

The Company grants stock options to buy common shares of the Company to directors, officers and consultants.

All share-based payments made to employees and non-employees are measured and recognized using the Black-Scholes option pricing model. For employees, the fair value of the options is measured at grant date. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Stock options that vest over time are recognized using the graded vesting method. Share based compensation is recognized as an expense with a corresponding increase in reserves. At each financial reporting period, the amount recognized as expense is adjusted to reflect the number of share options expected to vest. If and when the stock options are ultimately exercised, the applicable amounts of reserves are transferred to share capital.

Where the terms of a stock option are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the stock-based compensation arrangement or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period.

Revenue recognition

Animation production services

Revenue from animation production services provided is recognized when the services have been provided and control of the deliverable has been transferred to the customer.  Revenue collected prior to it being earned is recorded as deferred revenue and recognized as the related services are provided.  Management estimates the pace of revenue recognition based on contract milestones and determination of when it considered the revenue to be earned.  The Company’s arrangements with customers are evidenced by contracts with customers.  Any costs incurred to secure a contract will be capitalized and amortized over the period in which the revenue is recognized.

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

Accounting pronouncements not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended November 30, 2019 and have not been applied in preparing these consolidated financial statements.

a)

IFRS 16 – Leases:  specifies how an IFRS reporter will recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.  Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard was issued in January 2016 and is effective for annual periods beginning on or IFRSfter January 1, 2019.  Management does not anticipate this standard will have a significant impact on the Company’s consolidated financial statements.

b)

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

Safe Harbor

The Company seeks safe harbor for our forward-looking statements. Please see the section titled “Forward-Looking Statements” above.

Item 6. – Directors, Senior Management and Employees

A.

Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company, areas of experience, and principal business activities performed outside the Company:

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Joshua Jackson Woodland Hills, CA USA

Mr. Jackson has been the Chair of the Company since July 2018, prior to which he had the same roles with Liquid Canada since January 2014. Mr. Jackson is an actor, producer and director with over 20 years’ experience in the film industry. Mr. Jackson has won several awards and nominations for his film and television work, including a Genie for best actor and a “Screen Actors Guild” award. He has starred in Golden Globe winning show “The Affair”, “Dawson’s Creek” and “Fringe” with J.J Abrams as Director/Producer. As a 23-year member of the Screen Actors Guild and a 13 year member of the Directors Guild of America, Mr. Jackson has significant experience and a large network in the Hollywood business community.

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

Stephen Jackson Vancouver, BC Canada

Mr. Jackson has been a director of the Company since July 2018. Mr. Jackson acts as corporate counsel at Northland Properties Corporation and advises on a wide range of corporate, real estate, labour and commercial matters. Previously, he was a principal at Forstrom Jackson from 1999 where he advised clients on commercial and particularly securities matters in Canada, the USA, and other jurisdictions. He was called to the bar of B.C. in 1989 and has also been called to the bar of Yukon. He has acted as a director and officer of a number of public companies in Canada and the USA.

Nancy Basi Vancouver, BC Canada

Ms. Basi is Executive Director of the Media & Entertainment Centre (VMEC) for the Vancouver Economic Commission, where she works strategically to grow and support the screen-based entertainment industries for the City of Vancouver and surrounding areas.  Included in her portfolio are features, series, visual efforts and animation, games and virtual/augmented reality.  With her move to the VMEC in 2011, Ms. Basi brought her 20 years of experience in the feature film, television and commercial industry in physical production, visual effects and animation.  Clients included Walt Disney Studios, Columbia Pictures, Warner Bros., 20th Century Fox, Nike and Mercedes.  Ms. Basis currently serves on the Executive Board of Women in Animation (WIM) Vancouver Chapter and as Vice President of the VRARA Vancouver Chapter (Virtual Reality/Augmented Reality Association), and is a member of numerous digital entertainment societies and member-based organizations.

Donna M. Moroney Vancouver, BC Canada

Ms. Moroney has been Corporate Secretary of the Company since November 12, 2019.  She has over 30 years of extensive experience in regulatory and corporate compliance in both Canada and the United States, and as a senior officer for various public companies, and has instructed and provided training in regulatory compliance.  As President and owner of Wiklow Corporate Services Inc. since 2008, she assists companies in the resource, financial and technology sectors in maintaining the securities and exchange demands on public companies, as well as keeping them up-to-date on relevant issues, policies and working practices.  Ms. Moroney assists companies reporting in the U.S. in preparing registration statements, quarterly and annual financial filings and other various facets of meeting U.S. securities requirements.

There are no arrangements or understandings pursuant to which any of the above was selected as a director or executive officer.  There are no family relationships between any of the persons named above.

B.

Compensation

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

(collectively the "Named Executive Officers" or "NEOs").

The Company completed the Transaction on August 8, 2018. Its first financial year end after the Transaction was November 30, 2018.  Information for the 2017 financial year reflects information for Liquid Canada, as the predecessor entity.

NEO Name and Principal Position	Fiscal Year	Salary ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity Incentive plan compensation		All Other Compen- sation ($)(5)	Pension Value ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Daniel Cruz CFO, and director of Liquid	2019 2018 2017	155,000 (2) 120,182 (2) 100,000 (2)	Nil Nil Nil	369,468 Nil 192,000	Nil Nil Nil	Nil Nil Nil	6,000 Nil Nil	Nil Nil Nil	530,468 120,182 290,000
Jesse Sutton CEO of Majesco	2019 2018 2017	266,000 (3) 60,000 (3) Nil	Nil Nil Nil	Nil Nil N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	266,000 60,000 Nil

Charlie Brezer Director of Liquid	2019 2018 2017	155,000 (4) 120,182 (4) 112,500 (4)	Nil Nil Nil	369,468 Nil 192,000	Nil Nil Nil	Nil Nil Nil	6,000 Nil Nil	Nil Nil Nil	530,468 120,182 304,500

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2017, 2018 and 2019 fiscal years.  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)

Mr. Cruz charged consulting fees from Wawel Den Inc., a company controlled by Mr. Cruz.

(3)

Mr. Sutton charged consulting fees from Zift Interactive LLC., a company controlled by Mr. Sutton.

(4)

Mr. Brezer charged consulting fees from Ispani Holdings Inc., a company controlled by Mr. Brezer.

(5)

Includes directors fees chared to the Company.

During fiscal 2017, Liquid Canada entered into formal consulting agreements with Wawel Den Inc., a company controlled by Mr. Cruz, and Ispani Holdings Inc., a company controlled by Mr. Brezer, which expired on December 31, 2017.  In January 2018, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into which expired on December 31, 2018.  In January 2019, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into which expired on December 31, 2019.  In May 2019, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into which continue on a month-to-month basis.

Outstanding Option-Based Awards for Named Executive Officers

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at November 30, 2019:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniel Cruz	150,000	US$2.55	Feb 28, 2024	159,468	N/A	N/A	N/A
Charlie Brezer	150,000	US$2.55	Feb 28, 2024	159,468	N/A	N/A	N/A
TOTAL	300,000

(1)

Based on the difference between the closing price of the Company’s Shares on the Exchange on November 30, 2019 (being the last day the Company's shares traded during the most recently completed fiscal year) of US$3.35 and the stock option exercise price, multiplied by the number of Shares under option converted at the exchange November 30, 2019 foreign exchange rate of 1.3289:1.

(2)

Based on the closing price of the Company’s Shares on the Exchange on November 30, 2019 (being the last day the Company's shares traded during the most recently completed fiscal year) of US$3.35.

Option Exercises During the Most Recently Completed Fiscal Year

No stock options were exercised by the Named Executive Officers during the most recently completed fiscal year.

Option Repricing

The Company did not reprice any stock options during the most recent fiscal year.

Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share awards which vested during the year ended November 30, 2019, and the value of non-equity incentive plan compensation earned during the year ended Novemebr 30, 2019 for each Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Daniel Cruz	159,468	N/A	N/A
Charlie Brezer	159,468	N/A	N/A

(1)

This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2019 converted to Canadian dollars at the exchange rate of 1.3289. If the option was not-in-the-money then a NIL value was assigned.

(2)

The Company has not granted any share-based awards.

(3)

The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2019.

The Company does not have a formal stock option plan.  Stock options generally vest on grant date.  The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date.

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

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Joshua Jackson	6,000	Nil	28,326	Nil	Nil	34,326
Stephen Jackson	6,000	Nil	123,156	Nil	Nil	129,156
Nancy Basi (2)	3,500	N/A	N/A	N/A	N/A	N/A

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2019 fiscal year.  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)

Ms. Basi was appointed as a director of the Company on May 28, 2019.

Outstanding Option-Based Awards for Directors

Options for the purchase of common shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in "Option-Based Awards".

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at November 30, 2019:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Joshua Jackson	11,500	US$2.55	Feb 28, 2024	12,226	N/A	N/A	N/A
Stephen Jackson	50,000	US$2.55	Feb 28, 2024	53,156	N/A	N/A	N/A
Nancy Basi	Nil	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	61,500

(1)

Based on the difference between the closing price of the Company’s Shares on the Exchange on November 30, 2019 (being the last day the Company's shares traded during the most recently completed fiscal year) of US$3.35 and the stock option exercise price, multiplied by the number of Shares under option converted at the exchange November 30, 2019 foreign exchange rate of 1.3289:1.

(2)

Based on the closing price of the Company’s Shares on the Exchange on November 30, 2019 (being the last day the Company's shares traded during the most recently completed fiscal year) of US$3.35.

No stock options were exercised by the directors during the most recently completed fiscal year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended November 30, 2019, and the value of non-equity incentive plan compensation earned during the year ended November 30, 2019 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Joshua Jackson	12,226	N/A	N/A
Stephen Jackson	53,156	N/A	N/A
Nancy Basi	N/A	N/A	N/A

(1)

This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2019 converted to Canadian dollars at the exchange rate of 1.3289. If the option was not-in-the-money then a NIL value was assigned.

(2)

The Company has not granted any share-based awards.

(3)

The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2019.

The Company does not have a formal stock option plan.  Stock options generally vest on grant date.  The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

C.

Board Practices

1.

The Company’s Board of Directors has been set at five directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three-year terms of office. Any director whose term has expired is eligible for re-election subject to Board approval.

The following table lists the classes of directors and remaining terms of office for the directors and the period during which the directors have served:

Name	Class of Director	Director Since	Expiry Term
Joshua Jackson	Class III	January 2014	2021 annual general meeting (“AGM”)
Daniel Cruz	Class I	May 2017	2022 AGM
Charles Brezer	Class II	October 2015	2020 AGM
Stephen Jackson	Class III	July 2018	2021 AGM
Nancy Basi	Class I	May 2019	2022 AGM

Three of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Daniel Cruz is not independent as he is the Chief

Financial Officer of the Company and Charlie Brezer is not independent based on the compensation received by him.

2.

There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of service.

3.

Audit Committee

The members of the Company’s Audit Committee are:

Joshua Jackson

Stephen Jackson

Nancy Basi

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

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of three independent directors :

Joshua Jackson

Stephen Jackson

Nancy Basi

Pursuant to its charter, the responsibilities, powers and operation of the committee include : identifying and recommending new candidates for Board nomination; evaluating the effectiveness of the Board, its committees and its directors; monitoring and reviewing the Company’s corporate governance practices and policies and making recommendations for changes when appropriate; and ensuring that a comprehensive orientation is received by new directors and that continuing education opportunities are available.

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

As of November 30, 2019, the executive officers of Liquid Media Group Ltd. are:

Daniel Cruz	Chief Financial Officer, Director
Charlie Brezer	Director

D.

Employees

Following are the number of employees of the Company and its subsidiaries for the past three fiscal years as at the end of each fiscal year:

	November 30, 2019	November 30, 2018	November 30, 2017
Canada	0	0	0
United States	2	2	0

E.

Share ownership

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of November 30, 2019, the Company had 461,500 issued and outstanding options, with a weighted average exercise price of $3.39.

All of the total stock options were fully vested and are available for exercise as of November 30, 2019.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6 – Directors, Senior Management and Employees" above, as at February 28, 2020.

Name	# Shares (1)		No. of Common shares under Options Granted		No. of Common shares under Share Purchase Warrants		Convertible Debenture Notes (2)
Joshua Jackson	No.	263,640	Number	11,500	Number	Nil	US$500,000
	%	4.6%	Exercise Price	US$2.55	Exercise Price	N/A
			Expiry Date	28 Feb 2024	Expiry Date	N/A
Daniel Cruz	No.	(3) 95,179	Number	150,000	Number	46,667	Nil
	%	1.7%	Exercise Price	US$2.55	Exercise Price	US$1.75
			Expiry Date	28 Feb 2024	Expiry Date	26 Feb 2021
Charles Brezer	No.	63,235	Number	150,000	Number	12,000	Nil
	%	1.1%	Exercise Price	US$2.55	Exercise Price	US$1.75
			Expiry Date	28 Feb 2024	Expiry Date	26 Feb 2021
Stephen Jackson	No.	Nil	Number	50,000	Number	Nil	Nil
	%	N/A	Exercise Price	US$2.55	Exercise Price	N/A
			Expiry Date	28 Feb 2024	Expiry Date	N/A
Nancy Basi	No.	7,000	Number	25,000	Number	Nil	Nil
	%	>1%	Exercise Price	US$2.55	Exercise Price	N/A
			Expiry Date	8 Jan 2025	Expiry Date	N/A

(1)

The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the direct knowledge of the management of the Company and has been furnished by the respective director or officer. Percentages of ownership are based on 5,727,558 common shares of the Company issued and outstanding as at February 28, 2020.

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

Item 7. – Major Shareholders and Related Party Transactions

A.

Major shareholders

As at February 28, 2020, the Company had 5,757,558 common shares without par value issued and outstanding.

1.

Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of February 28, 2020:

(a)

Shareholder	Number of Shares	Percentage of Issued Capital
Joshua Jackson	930,306	16.24%

(1)

Includes 263,640 common shares currently held, as well as 333,333 units issuable upon conversion the convertible debenture, consisting of 333,333 common shares and 333,333 common share purchase warrants, which, if fully exercised would be 333,333 common shares.

(b)

To the best of the Company's knowledge, there has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years.

(c)

The Company’s major shareholders do not have different voting rights than other shareholders.

2.

The Company’s register of 66 registered shareholders showed that as of February 28, 2020, 1,163,455 of the Company’s common shares, or 20.31%, were held by 24 registered shareholders residing in the United States.  The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders. However, since the Company meets the Business Contacts Test of the definition of a Foreign Private Issuer, the Company’s status as a Foreign Private Issuer has not changed.

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

B.

Related party transactions

1.

The Company has not at any time during the period since the beginning of the last fiscal year to November 30, 2019 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

(a)

Incurred consulting and directors fees of $161,000 (2018 - $120,182) to Ispani Holdings Inc. (“Ispani”), a company controlled by Charlie Brezer, a director of the Company, and interest expense of $5,174 (2018 - $17,780) and share-based compensation of $369,468 (2018 - $Nil) to Mr. Brezer.  During the year ended November 30, 2018, the Company issued 23,027 common shares to settle $150,682 in outstanding debt, accrued interest, and accounts payable owing to Mr. Brezer and Ispani.  During the year ended November 30, 2019, Mr. Brezer advanced $23,930 (US$18,000) to the Company for the convertible debenture offering.  In July 2019, Mr. Brezer converted his debenture into 12,000 units of the Company with each unit consisting of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.  As at November 30, 2019, $207,625 (2018 - $49,595) was included in accounts payable and accrued liabilities as owing to Mr. Brezer and Ispani.  Additionally, as at November 30, 2019, $Nil (2017 - $172,204) was included in loans payable for the principal portion of loans advanced to the Company which incurred interest at 8% per annum.

(b)

Incurred consulting and director fees of $161,000 (2018 - $120,182) to Wawel Den Inc. (“Wawel”), a company controlled by Daniel Cruz, the CFO and a director of the Company, and share-based compensation of $369,468 (2017 - $Nil) to Mr. Cruz.  During the year ended November 30, 2018, the Company issued 18,338 common shares to settle $120,000 in outstanding accounts payable owing to Wawel.  During the year ended November 30, 2019, Mr. Cruz advanced $93,060 (US$70,000) to the Company for the convertible debenture offering.  In July 2019, Mr. Cruz converted his debenture into 46,667 units of the Company with each unit consisting of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.  As at November 30, 2019, $20,460 (2017 - $47,578) was included in accounts payable and accrued liabilities as owing to Mr. Cruz and Wawel.

(c)

Incurred consulting fees of $266,000 (2018 - $60,000) to Zift, a company controlled by Jesse Sutton, the director of Majesco.  As at November 30, 2019, $908,970 (2018 - $1,128,324) was included in accounts payable and accrued liabilities as owing to Zift.

(d)

Incurred consulting fees of $nil (2018  - $107,162) to Five Zoo C&D Inc. (“Five Zoo”), a company controlled by Krysanne Katsoolis, the former president, chief executive officer and a director of the Company.  As at November 30, 2019, $318,937 (2018 - $159,617) was included in accounts payable and accrued liabilities as owing to Five Zoo.

(e)

Incurred directors fees of $6,000 (2018 - $Nil) and share-based compensation of $28,326 (2018 - $nil) to Joshua Jackson, Chair and a director of the Company.  During the year ended November 30, 2019, Mr. Jackson advanced $664,717 (US$500,000) to the Company for the convertible debenture offering.  As at November 30, 2019, $144,900 (2018 - $36,018) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

(f)

Incurred directors fees of $6,000 (2018 - $Nil) and share-based compensation of $123,156 (2018 - $Nil) to Stephen Jackson, a director of the Company.  As at August 31, 2019, $6,000 (2018 - $Nil) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

(g)

Incurred directors fees of $3,500 (2018 - $Nil) to Nancy Basi, a director of the Company.  As at November 30, 2019, $3,500 (2018 - $Nil) was included in accounts payable and accrued liabilities as owing to Ms. Basi.

(h)

Earned interest income of $8,137 (2017 – $8,116) from a loan receivable issued to Waterproof.  As at November 30, 2019, Waterproof owed the Company $94,882 (2018 - $104,553) for the outstanding balance of principal and interest on the loan.

The Company believes that the services described above were provided to the Company on a basis not less favorable than would be provided to an unrelated third party.

C.

Interest of experts and counsel

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

In October 2018, the former president and chief executive officer of Liquid Canada (the “Claimant”) filed a lawsuit with the United States District Court Southern District of New York against the Company for approximately $11,800,000 for breach of contract, defamation, and violation of human rights (the “Action”).  The Claimant asserts the existence of an unwritten contract which, if it was entered, increased her base compensation from US$120,000 to US$400,000 per year.  Such contract was not executed by any party and is not, the Company states, a contract the Company would have contemplated at the time.  The Company’s counsel applied to the court seeking dismissal of the Action. As at November 30, 2019, the violation of human rights claim was dismissed.  In February 2020, the Company settled with the Claimant for US$240,000 which has been recorded as at November 30, 2019.

In January 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company for approximately $400,000 for unpaid consulting fees, US$500,000 for the unpaid cash consideration for the purchase of 51% interest in Majesco, and a payment for the difference between US$500,000 and the value of the Company’s shares issued on the purchase of the 51% interest in Majesco.  The Company has accrued $1,064,450 as at November 30, 2019.  Management is currently seeking legal advice on this lawsuit.

In February 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company in relation to the issuance of a share certificate for 59,706 common shares of the Company, 32,149 of which the consultant states is owing to him and general and special damages in relation to the shares.  Management is currently seeking legal advice on this lawsuit.  No provision has been included in the financial statements as of November 30, 2019.

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

Markets

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

C.

Material contracts.

On September 17, 2017, the Company entered into the Arrangement Agreement to acquire 100% of Liquid Canada pursuant to the Transaction. On January 15, 2018, the Company announced an amendment to the Arrangement Agreement by entering into the Amended and Restated Arrangement Agreement with Liquid Canada relating to the Transaction whereby the original agreed valuation of existing Company shares was increased from US$1.50 per share to US$1.78 per share. At the time of completion of the Transaction on August 8, 2018, the Company had 9,244,898 common shares issued and outstanding, including 6,442,486 issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares.

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

H.

Documents on display.

Copies of documents concerning the Company, which are referred to in this Annual Report, are available for inspection at the head office of the Company located at #202, 5626 Larch Street, Vancouver, BC, V6M 4E1.

I.

Subsidiary Information.

This item is not applicable for an Annual Report.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

(a)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As at November 30, 2019, the Company had current assets totaling C$364,145 and current liabilities totalling C$2,356,044. These factors expose the Company to foreign currency exchange rate risk, which could have an adverse effect on the profitability of the Company. A 1% change in the exchange rate would change other comprehensive income/loss by approximately US$15,000. At this time, the Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

(b)

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

The maximum exposure to credit risk as at November 30, 2019 and 2018 is the carrying value of the loans receivable. The Company has allowed for an expected credit loss of $145,431 on the loans receivable.

(c)

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  As at November 30, 2019, the loans included in loans payable and convertible debentures bear interest at rates ranging from 3.5% to 14.4% per annum and are due on demand.  The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

(d)

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at November 30, 2019, the Company had a cash balance, including restricted cash, of $5,260,068 to settle current financial liabilities of $5,805,314.  Additionally, as there is no assurance the convertible debentures will be converted into common shares of the Company, the Company is exposed to liquidity risk.

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

On June 16, 2015, LBIX’s shareholders approved a Further Amended and Restated Shareholder Rights Plan Agreement (the "Rights Plan").   A copy of the Rights Plan was filed with the SEC on Form 6-K on July 7, 2015 and is incorporated by reference.  Liquid assumed the Rights Plan following the Arrangement and it will expire at the termination of the Company's annual general meeting in 2020.  LBIX has had a shareholders rights plan in place since 1991.

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

There were no material modifications to any other class of securities during the fiscal year ended November 30, 2019, other than a repricing of an aggregate of 1,142,598 share purchase warrants to US$1.20 per share.

B.

There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

C.

There has been no change of trustee or paying agent for any registered securities.

D.

This item is not applicable.

Item 15. – Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Financial Officer, evaluated our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based on this evaluation, our management concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective, because of a material weakness in our internal control over financial reporting, as discussed below.

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

Our management, with the participation of our interim principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of November 30, 2019. Our management’s evaluation of our internal control over financial reporting was based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of November 30, 2019. The ineffectiveness of our internal control over financial reporting was due to the existence of a material weakness.

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

To address this material weakness, management performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented. Accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented

Remediation

Effective for the fiscal year ended November 30, 2018, management retained an external accounting firm to provide financial and accounting services to the Company to mitigate the risks relating to the lack of segragation of duties.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

Limitations on Effectiveness of Controls

Our chief executive officer does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

Changes in Internal Control over Financial Reporting

Due to increased administrative demands of financial reporting in the US and Canada following completion of the Arrangement, management hired an external accounting firm to provide financial and accounting services to the Company for the financial years ended November 30, 2019 and 2018.

Item 16A. – Audit Committee Financial Expert

The Company’s Board of Directors has determined that all three members of its Audit Committee, Stephen Jackson, Joshua Jackson, and Nancy Basi, satisfy the requirements of “audit committee financial expert”. Stephen Jackson, Joshua Jackson and Nancy Basi are independent directors. For details on their professional careers, and for further information regarding the Company’s Audit Committee, see “Item 6.A” and “Item 6.C” above.

Item 16B. – Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Company’s directors, officers and employees. A copy of this Code of Ethics was filed with the SEC on June 1, 2005 and is incorporated by reference.  Copies will be provided at no charge upon request to the Company at #202, 5626 Larch Street, Vancouver, BC, V6M 4E1, or electronically to info@liquidmediagroup.co.

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal year ended November 30, 2019 and November 30, 2018 was Davidson & Company LLP, Chartered Professional Accountants.

The Audit Committee approves all audit, audit-related services, tax services and other services provided by the auditor. Any services provided by auditor that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement. None of the fees paid to Davidson & Company LLP were approved pursuant to the de minimus exception.

The aggregate fees billed by the Company’s external auditors for each of the last two fiscal years for audit fees are as follows:

Fiscal Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
November 30, 2019	$153,004	Nil	Nil	Nil
November 30, 2018	$260,000	Nil	Nil	Nil

Item 16D. – Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

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

Board of Director Nomination Requirements

NASDAQ Marketplace Rule 5605(e) requires Board of Director nominations must be either selected, or recommended for the Board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors.  The Company currently has a nominating committee and follows British Columbia corporate and securities laws with respect to the nomination and selection of directors. The directors of the Company are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three-year terms of office, with a class renewed at  the each annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

Item 16H. – Mine Safety Disclosure

Not applicable.

PART III

Item 17. – Financial Statements

Not applicable.

Item 18. – Financial Statements

LIQUID MEDIA GROUP LTD.

Consolidated Financial Statements

For the years ended November 30, 2019, 2018, and 2017

(Expressed in Canadian Dollars)

DAVIDSON & COMPANY LLP Chartered Professional Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Liquid Media Group Ltd.

***Opinion on the Consolidated Financial Statements***

We have audited the accompanying consolidated statements of financial position of Liquid Media Group Ltd. (the "Company"), as of November 30, 2019 and 2018, and the related consolidated statements of loss, comprehensive loss, cash flows, and changes in shareholders' equity (deficiency) for the years ended November 30, 2019, 2018, and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2019 and 2018, and the results of its operations and its cash flows for the years ended November 30, 2019, 2018, and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

***Going Concern***

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has generated losses since inception and has an accumulated deficit of $18,441,785, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

***Basis for Opinion***

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

**"DAVIDSON & COMPANY LLP"**

Vancouver, Canada — Chartered Professional Accountants

February 28, 2020

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Liquid Media Group Ltd.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	November 30, 2019	November 30, 2018
		$	$
ASSETS

Current assets
Cash		4,587,405	4,327,331
Restricted cash	4	672,663	574,510
Receivables	6	698,361	182,067
Prepaids	7	296,352	18,921
Loans receivable	8	94,882	431,295
		6,349,663	5,534,124
Loans receivable	8	233,837	-
Licenses	9	1,840,836	4,382,598
Investment in associates	10	-	397,629
Investment in equity instruments	11	1,551,324	-
Equipment	12	123,305	-
Intangible assets	13	1,707,959	1,676,822
Goodwill	5,14	3,582,548	3,585,883
		15,389,472	15,577,056

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	15	4,367,381	3,887,847
Corporate income taxes payable		-	1,668
Loans payable	16,19	1,437,933	934,203
		5,805,314	4,823,718
Convertible debentures	17,19	1,388,402	-
Deferred income taxes	25	23,163	23,184
Derivative liability	18	1,102,277	652,758
		8,319,156	5,499,660

SHAREHOLDERS' EQUITY

Share capital	18	21,118,940	18,032,601
Commitment to issue shares	18	137,197	12,550
Reserves	18	2,166,098	771,623
Accumulated other comprehensive income		303,465	282,082
Accumulated deficit		(18,441,785)	(10,860,401)
Equity attributable to shareholders of the company		5,283,915	8,238,455
Non-controlling interest	20	1,786,401	1,838,941
		7,070,316	10,077,396
		15,389,472	15,577,056

Nature and continuance of operations (Note 1)

Subsequent events (Note 27)

Approved on behalf of the Board of Directors on February 28, 2020:

“Charlie Brezer”

“Daniel Cruz”

      Director

    Director

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Loss

(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2019	2018	2017
		$	$	$

Sales		429,236	687,381	-
Cost of sales	9	1,985,804	758,749	-
Gross profit (loss)		(1,556,568)	(71,368)	-

Operating expenses
Accretion expense	17	211,155	-	1,900
Amortization	13	100,202	17,722	-
Bad debts		-	10,020	-
Consulting and director fees	19	1,467,406	883,395	537,157
Depreciation	12	1,553	-	-
Foreign exchange (gain) loss		16,833	65,612	(1,749)
Insurance		58,452	17,568	-
Interest expense	16,17,19	178,767	133,915	215,704
Investor relations, filing, and compliance fees		268,679	126,344	27,335
Marketing		1,166,568	-	-
Other general and administrative expenses		80,103	34,368	35,939
Professional fees		979,070	570,008	90,980
Share-based compensation	18,19	1,173,512	111,135	576,000
Salaries and benefits		114,379	95,121	-
Travel		30,036	12,558	70,945
		5,846,715	2,077,766	1,554,211
		(7,403,283)	(2,149,134)	(1,554,211)

Interest income	8	68,867	53,548	37,579
Share of profit (loss) of equity investment	10	195,726	(119,654)	(25,036)
Write-off of associate	10	-	(310,484)	-
Write-off of investment in films		-	(12,447)	-
Write-off of intangible assets	13	-	(116,352)	-
Write-off of licenses	9	(717,125)	-	-
Listing expense	3	-	(4,130,557)	-
Project investigation	3	(192,601)	(359,590)	(362,655)
Write-off of deposit		-	-	(25,000)
Derivative liability - warrants	18	-	(1,557,086)	-
Gain (loss) on derivative liability	18	(449,519)	1,030,328	-
Gain (loss) on settlement of debt	6,15,18	(98,487)	172,816	453
Unrealized gains on equity instruments	11	953,961	-	-
Allowance for credit loss	8	(145,431)	-	-
		(384,609)	(5,349,478)	(374,659)
Loss before income taxes		(7,787,892)	(7,498,612)	(1,928,870)
Deferred income tax expense (recovery)	17	(160,917)	-	-
Income tax expense (recovery)	25	(1,659)	1,621	-
Loss for the year		(7,625,316)	(7,500,233)	(1,928,870)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Loss

(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2019	2018	2017
		$	$	$
Loss attributable to:
Shareholders of the Company		(7,581,384)	(7,537,749)	(1,928,870)
Non-controlling interest	20	(43,932)	37,516	-
Loss for the year		(7,625,316)	(7,500,233)	(1,928,870)

Loss per common share (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended November 30
	Note	2019	2018	2017
		$	$	$

Loss for the year		(7,625,316)	(7,500,233)	(1,928,870)
Other comprehensive income
Foreign currency translation adjustment		12,775	398,892	-
Comprehensive loss for the year		(7,612,541)	(7,101,341)	(1,928,870)

Comprehensive loss attributable to:
Shareholders of the company		(7,560,001)	(7,255,667)	(1,928,870)
Non-controlling interest	20	(52,540)	154,326	-
Comprehensive loss for the year		(7,612,541)	(7,101,341)	(1,928,870)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended November 30,
	2019	2018	2017
	$	$	$
Cash flows provided by (used in) operating activities
Loss for the year	(7,625,316)	(7,500,233)	(1,928,870)
Items not affecting cash:
Accretion expense	211,155	-	1,900
Accrued interest income	(60,662)	(49,404)	(37,572)
Accrued interest expense	162,152	126,360	211,460
Accrued income taxes	-	1,668	-
Allowance for credit loss	145,431	-	-
Amortization - intangibles	100,202	17,722	-
Amortization – licenses	1,819,596	603,718	-
Depreciation	1,553	-	200
Bad debts	-	10,020	-
Change in value of derivatives	449,519	526,758	-
Commitment to issue shares	33,058	-	-
Deferred income tax recovery	(160,917)	-	-
(Gain) loss on settlement of debt	98,487	(172,816)	(453)
Non-cash listing expense	-	4,130,557	-
Share of (profit) loss on equity investment	(195,726)	119,654	25,036
Share-based compensation	1,173,512	111,135	576,000
Shares issued for services	73,980	-	-
Unrealized foreign exchange	(6,722)	(155,943)	-
Unrealized gains on equity instruments	(953,961)	-	-
Write-off of intangible assets	-	116,352	-
Write-off of investments in associates	-	310,484	-
Write-off of investments in film	-	12,447	-
Write-off of license fees	717,125	-	-
Changes in non-cash working capital:
Receivables	(516,294)	(99,469)	(32,035)
Prepaids	(204,840)	172,815	(154,604)
Accounts payable and accrued liabilities	713,702	2,044,431	182,984
Corporate income taxes payable	(1,668)	-	-
	(4,026,634)	326,256	(1,155,954)
Cash flows provided by (used in) investing activities
Cash acquired from reverse acquisition	-	579,279	-
Cash received prior to reverse acquisition	-	124,561	-
Cash acquired for Majesco	-	11,060	-
Payment for consideration of Majesco	-	(196,505)	-
Investment in film	-	-	(12,447)
Investment in associate	-	(2,339)	(275,805)
Investment in intangibles	(133,356)	(79,808)	-
Loan receivable issued	-	-	(278,619)
Loan receivable received	10,000	-	13,372
Interest received on loans	7,807	-	-
Restricted cash from reverse acquisition	-	(574,510)	-
Restricted cash received	574,510	-	-
Purchase of restricted deposit certificate	(672,663)	-	-
	(213,702)	(138,262)	(553,499)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended November 30,
	2019	2018	2017
	$	$	$
Cash flows provided by (used in) financing activities
Loan proceeds	812,933	167,500	2,000
Loan repayments	(137,000)	(27,500)	(1,756,721)
Loan proceeds from related parties	-	37,582	291,368
Loan repayments to related parties	(172,203)	(50,500)	-
Interest paid on loans	(23,260)	-	(160,585)
Convertible debentures issued	3,502,793	-	-
Shares issued for cash	-	4,157,760	592,427
Share issuance costs	-	(446,571)	-
Commitment to issue shares	104,139	-	168,550
Warrants issued for cash	368,617	156,615	126,000
	4,456,019	3,994,886	(736,961)
Effect of foreign exchange on cash	44,391	90,144	-
Change in cash during the year	260,074	4,273,024	(2,446,414)
Cash, beginning of year	4,327,331	54,307	2,500,721
Cash, end of year	4,587,405	4,327,331	54,307

Supplemental cash-flow disclosure:
Interest received	7,807	3,963	-
Interest paid	23,260	1,161	159,306

Supplemental disclosure with respect to cash flows (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Total
		$	$	$	$	$	$	$

Balance, November 30, 2016	1,845,237	1,081,000	-	14,397	-	(1,393,782)	-	(298,385)
Shares issued for private placement - cash	124,434	499,615	-	-	-	-	-	499,615
Shares issued to settle debt	179,294	642,973	-	-	-	-	-	642,973
Shares issued for finder fees	4,000	24,600	-	-	-	-	-	24,600
Share issue costs	-	(24,600)	-	-	-	-	-	(24,600)
Shares issued pursuant to exercise of warrants	4,750	17,812	-	-	-	-	-	17,812
Shares issued pursuant to exercise of stock options	20,000	123,000	-	(48,000)	-	-	-	75,000
Share subscription received	-	-	168,550	-	-	-	-	168,550
Share-based compensation	-	-	-	576,000	-	-	-	576,000
Loss for the year	-	-	-	-	-	(1,928,870)	-	(1,928,870)
Balance, November 30, 2017	2,177,715	2,364,400	168,550	542,397	-	(3,322,652)	-	(247,305)
Shares issued pursuant to acquisition agreement	66,667	415,000	-	-	-	-	-	415,000
Non-controlling interest acquired	-	-	-	-	-	-	1,684,615	1,684,615
Eliminate capital stock of Liquid Media Group (Canada) Ltd.	(2,244,381)	-	-	-	-	-	-	-
Opening balance of Liquid Media Group Ltd.	560,410	-	-	-	-	-	-	-
Issuance of shares to former shareholders of Liquid Canada	1,288,497	4,277,319	-	96,303	-	-	-	4,373,622
Shares issued for cash	800,000	4,157,760	-	-	-	-	-	4,157,760
Shares issued for license fees	888,000	4,880,639	-	-	-	-	-	4,880,639
Shares issued to settle debt	113,764	623,771	-	-	-	-	-	623,771
Shares issued for intangible assets	268,000	1,469,456	-	-	-	-	-	1,469,456
Shares issued for commitment	28,451	156,000	(156,000)	-	-	-	-	-
Shares issued for share issuance costs	10,000	(448,145)	-	24,774	-	-	-	(423,371)
Share issuance costs	-	(23,200)	-	-	-	-	-	(23,200)
Warrants exercised for cash	52,985	159,601	(4,000)	(2,986)	-	-	-	152,615
Warrants exercised for shares to be issued	-	-	4,000	-	-	-	-	4,000
Share-based compensation	-	-	-	111,135	-	-	-	111,135
Foreign exchange on translation	-	-	-	-	282,082	-	116,810	398,892
Loss for the year	-	-	-	-	-	(7,537,749)	37,516	(7,500,233)
Balance, November 30, 2018	4,010,108	18,032,601	12,550	771,623	282,082	(10,860,401)	1,838,941	10,077,396

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Total
		$	$	$	$	$	$	$

Balance, November 30, 2018	4,010,108	18,032,601	12,550	771,623	282,082	(10,860,401)	1,838,941	10,077,396
Shares issued to settle debt	159,873	634,175	-	-	-	-	-	634,175
Units issued for conversion of convertible debentures	1,000,167	2,040,346	-	(244,890)	-	-	-	1,795,456
Residual value of warrants issued for conversion of convertible debentures	-	(30,779)	-	30,779	-	-	-	-
Shares issued for services	17,222	73,980	-	-	-	-	-	73.980
Commitment to issue shares	-	-	137,197	-	-	-	-	137,197
Warrants exercised for cash	158,291	368,617	-	-	-	-	-	368,617
Subscriptions reclassified to payables	-	-	(12,550)	-	-	-	-	(12,550)
Share-based compensation	-	-	-	1,173,512	-	-	-	1,173,512
Convertible debenture - equity portion	-	-	-	435,074	-	-	-	435,074
Foreign exchange on translation	-	-	-	-	21,383	-	(8,608)	12,775
Loss for the year	-	-	-	-	-	(7,581,384)	(43,932)	(7,625,316)
Balance, November 30, 2019	5,345,661	21,118,940	137,197	2,166,098	303,465	(18,441,785)	1,786,401	7,070,316

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd. The Company is an entertainment company with a strong portfolio of content IP spanning creative industries.  The Company’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. The head office and registered records office of the Company is Suite 202 – 5626 Larch Street, Vancouver, British Columbia, V6M 4E1. The Company’s shares trade on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at November 30, 2019, the Company has generated losses since inception and has an accumulated deficit of $18,441,785 (2018 - $10,860,401). The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management has estimated that it does have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months.  These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern within one year of the approval of these financial statements.  There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

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

Financial instruments

On December 1, 2018, the Company adopted IFRS 9 Financial Instruments which replaced IAS 39, Financial Instruments: Classification and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model.  IFRS 9 also includes significant changes to hedge accounting.   The Company adopted the standard retrospectively.  IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the previous standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

•

The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date.

Revenue Recognition

On December 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers which replaced IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations, and establishes a comprehensive framework for determining whether revenue should be recognized, and if so, how much and when revenue should be recognized.

The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients), which requires that the effect of initially applying this standard be recognized at the date of initial application, which is December 1, 2018, and that the information for the year ended November 30, 2018 is presented as previously reported.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, and as a result, there was no adjustment made to deficit on December 1, 2018.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of compliance (continued)

Although no adjustments were required in applying IFRS 15 to prior periods, the new standard is expected to impact the manner in which revenue is recognized in the future.  Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Accounting policies have been updated to reflect the terminology required by IFRS 15, however, the content and the application thereof has not changed.  The Company’s main source of revenue continues to be derived from software games; however, due to IFRS 15, the Company is changing its revenue recognition policy in regards to any revenue it may derive from animation production services.

The details of the nature of the changes to previous accounting policies in relation to the Company’s various revenue generating arrangements are set out below:

Type of service or products	Nature, timing of satisfaction of performance obligations, significant payment terms	Nature of change in accounting policy
Animation production services

The Company has determined that for animation production service work, the customer controls the output throughout the production process.  Every production is made to the individual customer’s specifications and if the contract is terminated by the customer, the Company is entitled to be reimbursed for any costs incurred to date, and any prepaid commitments made plus the agreed contractual mark up.  As a result, revenue from such contracts and the associated costs are recognized over time - i.e. as the project is being produced, prior to it being delivered to the customer.

The Company may choose to incur costs in order to secure a contract.  Such costs will be capitalized and amortized over the period in which revenue is recognized.

The Company previously recognized revenue on a percentage of completion basis over time based on costs incurred to total expected costs, and will continue to do so.

In the event that costs to secure a contract are incurred, the policy will be updated to reflect the appropriate treatment of the contract asset.

Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for certain financial assets and liabilities, including derivative instruments that are measured at fair value.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

	Incorporation	Percentage owned
		2019	2018
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	100%	100%
Companies owned by Liquid Canada:
Majesco Entertainment Company (“Majesco)	USA	51%	51%

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

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of convertible debentures, the valuation of investments in films and intangible assets including goodwill, the valuation of investments in equity instruments, the valuation of share-based compensation and other equity based payments and derivative liability, and the valuation of expected credit loss.

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

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies.  Management is required to assess at each reporting date the Company’s control and influence over these other companies.  Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting.  The Company has considered its ownership position in Waterproof Studios Inc. (“Waterproof”) to constitute significant influence up to February 28, 2019 and thereafter does not have the ability to influence the key operating activities of the entity due to ongoing disputes.  Accordingly, as of March 1, 2019 the Company has accounted for its investment under fair value through profit or loss (Note 10 and 11).

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

Functional currency

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

Valuation of share-based compensation, derivatives, and convertible features

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

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date.  The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Valuation of expected credit loss

Loans receivables are assessed for an estimated credit loss at each reporting date.  The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan.  As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and Liquid Canada changed from the CAD to the USD dollar effective September 1, 2018.  The functional currency of Majesco is the USD.  The functional currency of Waterproof is the CAD. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

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

Financial instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Receivables and loans receivable are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash, restricted cash, and investment in equity instruments are classified as FVTPL.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For the years presented, the Company did not record an expected credit loss on its accounts receivable; however, an expected credit loss of $145,431 was recorded on its loans receivable as at November 30, 2019 (2018 - $Nil).

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, due to related parties, loans payable, and convertible debentures are classified as other financial liabilities and carried on the statement of financial position at amortized cost.  Derivative liabilities are measured at FVTPL.

Investment in associates

The Company’s investment in associates was accounted for using the equity method of accounting.  An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the statement of financial position at cost.  The statement of loss reflects the share of the results of operations of the associate until significant influence ceases. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity (deficiency).  Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies.  Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.  Investments in associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost.  The financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Company from the date that significant influence or joint control commences, until the date that significant influence or joint control ceases.  When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued, except to the extent that the Company has obligations, or has made payments on behalf of the investee.  The Company used the equity method of accounting for its 49% investment in Waterproof  until significant influence ceased on March 1, 2019 and for its 50% investment in Household Pests (Note 10).

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Assets under construction are not depreciated until available for their intended use.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment (continued)

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment

30%

Intangible assets

The Company has intangible assets from business acquisitions and development of gaming content. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

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

Video games being developed are amortized once development is complete and the game starts to generate income.

Brand

Through the acquisition of Majesco (Note 5), the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life.

Goodwill

Goodwill is deemed to have an indefinite life and is not amortized but is subject to, at a minimum, annual impairment tests.  The Company assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value.  Impairment is tested at the cost center level by comparing the fair value of a cost center with its carrying amount including goodwill.  If the carrying amount of the cost center exceeds its fair value, goodwill of the cost center is considered impaired and the second step of the test is performed to determine the amount of impairment loss, if any.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

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

Derivative liability

Share purchase warrants outstanding during the years ended November 30, 2019 and 2018 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria. As a result, the Company was required to separately account for the warrants as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to loss. Changes in fair value are recognized as gain/loss on derivative liability until the warrants are exercised or expire.

Convertible debentures

The Company’s convertible debenture was classified as a liability, less the portion relating to the conversion feature which is classified as a component of equity.  As a result, the recorded liability to repay the convertible notes is lower than its face value.  The liability was initially recorded at fair value and subsequently at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debenture.

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

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

Loss per share

Basic and diluted loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares outstanding during the reporting period.  If applicable, diluted income per share is computed similar to basic income per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of share options, warrants, and convertible debentures, if dilutive.  The number of additional shares is calculated by assuming that outstanding share options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.  For the years presented, this calculation proved to be anti-dilutive.

Share-based compensation

The Company grants stock options to buy common shares of the Company to directors, officers and consultants.

All share-based payments made to employees and non-employees are measured and recognized using the Black-Scholes option pricing model. For employees, the fair value of the options is measured at grant date. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Stock options that vest over time are recognized using the graded vesting method. Share based compensation is recognized as an expense with a corresponding increase in reserves. At each financial reporting period, the amount recognized as expense is adjusted to reflect the number of share options expected to vest. If and when the stock options are ultimately exercised, the applicable amounts of reserves are transferred to share capital.

Where the terms of a stock option are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the stock-based compensation arrangement or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Animation production services

Revenue from animation production services provided is recognized when the services have been provided and control of the deliverable has been transferred to the customer.  Revenue collected prior to it being earned is recorded as deferred revenue and recognized as the related services are provided.  Management estimates the pace of revenue recognition based on contract milestones and determination of when it considered the revenue to be earned.  The Company’s arrangements with customers are evidenced by contracts with customers.  Any costs incurred to secure a contract will be capitalized and amortized over the period in which the revenue is recognized.

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting pronouncements not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended November 30, 2019 and have not been applied in preparing these consolidated financial statements.

c)

IFRS 16 – Leases:  specifies how an IFRS reporter will recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.  Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019.  Management does not anticipate this standard will have a significant impact on the Company’s consolidated financial statements.

d)

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

The transaction constituted a reverse acquisition of LBIX and had been accounted for as a reverse acquisition transaction in accordance with the guidance provided under IFRS 2, Share-based Payment and IFRS 3, Business Combinations. As LBIX did not qualify as a business according to the definition in IFRS 3, Business Combination, this reverse acquisition did not constitute a business combination; rather the transaction was accounted for as an asset acquisition by the issuance of shares of the Company, for the net assets of LBIX and its public listing.  Accordingly, the transaction had been accounted for at the fair value of the equity instruments granted by the shareholders of Liquid Canada to the shareholders and option holders of LBIX. The sum of the fair value of the consideration paid (based on the fair value of the LBIX shares just prior to the reverse acquisition) less the LBIX net assets acquired, has been recognized as a listing expense in profit or loss for the year ended November 30, 2018.

For accounting purposes, Liquid Canada was treated as the accounting parent company (legal subsidiary) and LBIX had been treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As Liquid Canada was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. The results of operations of LBIX are included in these consolidated financial statements from the date of the reverse acquisition of August 9, 2018.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

3.

REVERSE ACQUISITION (continued)

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
4,373,622

Stock options granted were valued using the Black Scholes model using the following assumptions:  risk free rate of 2.09%, volatility of 127%, dividend yield of $Nil, and expected life of 0.94 years.

Within the liabilities assumed as part of the Arrangement, the Company has $nil of liabilities attributable to discontinued operations of LBIX as at November 30, 2019 (2018 - $250,000) as part of the disposal of LBIX’s legacy beverage assets.  Upon consolidation, these liabilities were included in accounts payable and accrued liabilities.

During the year ended November 30, 2019, the Company incurred costs of $192,601 (2018 - $359,590; 2017 - $362,655) related to the reverse acquisition that were recorded as project investigation costs.

4.

RESTRICTED CASH

As at November 30, 2019, the Company held $672,663 (US$506,179) in restricted cash (2018 - $574,510) as follows:

a)

$574,510 of restricted cash was held by the Company’s legal counsel as at November 30, 2018, in a trust account pursuant to the terms of an escrow agreement arising from the disposition of LBIX’s legacy beverage business. These funds were held aside for the purpose of existing claims, excluded liabilities and financial lease liabilities during the escrow period as specified in the terms of the sale agreement in relation to LBIX’s legacy beverage business.  During the year ended November 30, 2019, the funds were released.

b)

As at November 30, 2019, the Company had a $672,663 (US$506,179) deposit certificate which earns interest at 1.49% per annum and matures and renews monthly.  The deposit certificate has been assigned as security to City National Bank for a revolving bank loan (Note 16).

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

5.

ACQUISITION OF MAJESCO ENTERTAINMENT COMPANY

On January 9, 2018, the Company acquired 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company issued 66,667 common shares with a value of $415,000 and is required to pay cash consideration of up to US$1,000,000 (paid US$350,000 during the year ended November 30, 2019 (2018 - US$150,000) and accrued $664,450 (US$500,000) as at November 30, 2019 (2018 – $1,190,476 (US$850,000))).

In connection with the acquisition of Majesco, the Company agreed to pay a finder’s fee of 5% of the total purchase price for a total fee of $99,668 (US$75,000).  As at November 30, 2019, the Company owes $33,223 (US$25,000) (2018 - $59,854 (US$45,000)) which is included in accounts payable.

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

Total
$
Consideration:
Common shares	415,000
Estimated cash payment on acquisition	1,245,000
Finder’s fee	93,375
Total consideration provided	1,753,375

Allocated as follows:
Cash	11,060
Accounts payable	(67,320)
Due from former shareholder	56,260
Intangible assets – brand	103,335
Goodwill	3,356,355
Deferred income taxes	(21,700)
Non-controlling interest (Note 20)	(1,684,615)
1,753,375

The intangible assets - brand include the Majesco Entertainment brand.

6.

RECEIVABLES

	2019	2018
	$	$
Accounts receivable	25,299	151,362
Sales tax receivable	14,293	30,705
Other receivables	658,769	-

	698,361	182,067

During the year ended November 30, 2018, the Company agreed to settle a developer royalty receivable of $70,108 (US$52,707) for $33,254 (US$25,000). The settlement resulted in a loss of $36,854 which is included in gain (loss) on debt settlements.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

7.

PREPAIDS

As at November 30, 2019, prepaids includes $208,066 (US$156,570) for a marketing campaign that is being expensed as costs are incurred.

8.

LOANS RECEIVABLE

Current amounts

As at November 30, 2019, the current loans receivable including accrued interest is as follows:

	Waterproof	Participant Games	Installment Entertainment	Total
	$	$	$	$
Balance November 30, 2017	100,399	172,135	109,357	381,891
Accrued interest revenue	8,116	27,671	17,580	53,367
Repayments received	(3,963)	-	-	(3,963)

Balance November 30, 2018	104,552	199,806	126,937	431,295
Reclassified as long-term	-	(199,806)	(126,937)	(326,743)
Accrued interest revenue	8,137	-	-	8,137
Repayments received	(17,807)	-	-	(17,807)

Balance November 30, 2019	94,882	-	-	94,882

During fiscal 2016, the Company entered into a revolving credit facility agreement with Waterproof and advanced $100,000 to Waterproof.  The revolving credit facility is unsecured, bears interest at 8% per annum and was due on July 21, 2017.  If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate.  Interest is payable on the first business day of each month.  As at November 30, 2019, the Company had accrued interest receivable of $11,651 (2018 - $11,322).  Subsequent to November 30, 2019, the Company received payment in full.

Long-term amounts

Loans receivable are classified as long-term when management has determined that they will not be receiving payment on these loans within the next twelve months.  As at November 30, 2019, the long-term loans receivable including accrued interest are as follows:

	Participant Games	Installment Entertainment	Total
	$	$	$
Balance November 30, 2018	-	-	-
Reclassified from current	199,806	126,937	326,743
Accrued interest revenue	32,120	20,405	52,525
Expected credit loss	(115,963)	(29,468)	(145,431)

Balance November 30, 2019	115,963	117,874	233,837

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

8.

LOANS RECEIVABLE (continued)

Long-term amounts (continued)

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of $150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018.  As at November 30, 2019, the Company has accrued interest receivable of $81,926 (2018 - $49,806) and has recorded an allowance for credit loss of $115,963 (2018 - $Nil) as the note remains unpaid.

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of $100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018.  The loan was convertible into shares, at any time prior to April 21, 2018.  As at November 30, 2019, the Company has accrued interest receivable of $47,342 (2018 - $26,937) and has recorded an allowance for credit loss of $29,468 (2018 - $Nil) as the note remains unpaid.

9.

LICENSES

Licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $4,880,639 which are being amortized over the term of the corresponding agreements ranging from one year to ten years.  During the year ended November 30, 2019, amortization, included in cost of sales, amounted to $1,819,596 (2018 - $603,718).  Additionally, one license with an unamortized balance of $717,125 was written off at November 30, 2019.  The currency translation adjustment at November 30, 2019 was $100,636 (2018 - $105,677).

10.

INVESTMENT IN ASSOCIATES

Waterproof

On April 15, 2015, the Company acquired a 49% interest in Waterproof by paying $475,000 and issuing 100,000 common shares with a fair value of $125,001.  The Company also issued 40,000 common shares as a finder’s fee with a fair value of $50,000 during the year ended November 30, 2015.

The Company owns 49% of Waterproof and previously held significant influence over the investment causing the Company to account for its investment using the equity method.  As at March 1, 2019, the Company no longer had the ability to exert significant influence over Waterproof’s operating activities due to ongoing disputes, therefore causing the Company to reclassify the investment as FVTPL (Note 11).

The following table is a reconciliation of the investment in Waterproof:

	2019	2018	2017
	$	$	$
Balance, beginning of year	397,629	509,857	534,893
Share of profit (loss) of equity investment	195,726	(119,654)	(25,036)
Currency translation adjustment	(6,081)	7,426	-
Derecognition to investment in equity instruments (Note 11)	(587,274)	-	-

Balance, end of year	-	397,629	509,857

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

10.

INVESTMENT IN ASSOCIATES (continued)

Waterproof (continued)

The following table summarizes Waterproof’s statements of financial position for the comparative year:

2018
$
Current assets	563,806
Non-current assets	255,904
Current liabilities	(678,258)
Non-current liabilities	(36,787)

Net assets	104,665

The following table summarizes Waterproof’s revenue, expenses and losses for the comparative years:

	2018	2017
	$	$
Revenue	4,999,395	2,358,268
Cost of sales	(3,951,861)	(1,768,559)
Expenses	(1,291,786)	(640,815)

Loss for the year	(244,252)	(51,106)

Household Pests

The Company held a 50% interest in Household Pests Holdings Inc. (“Household Pests”) and accounted for its investment as a joint operation as the Company did not have the ability to control the key operating activities of the entity.

On May 3, 2017, Household Pests entered into a letter of understanding with Household Pests, LLC in connection with the development, financing, production and exploitation of the proposed animated feature film currently entitled Household Pests (the “Film”).

On August 31, 2017, Household Pests entered in to an option agreement with Pigmental, LLC (“Owner”) with respect to the purchase of all rights, titles, and interests in the Animation Work Purchase Agreement dated as of July 2, 2014 by and between Sergio Animation Studios, S.L. and the Owner for a sum of US$625,000.

During the year ended November 30, 2017, the Company paid $125,500 (US$100,000) as acquisition costs and incurred $181,872 in deferred costs.

As at November 30, 2018, Household Pests let the options lapse and as such, management wrote-off its $310,484 investment in Household Pests.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

11.

INVESTMENT IN EQUITY INSTRUMENTS

Until February 28, 2019, the Company accounted for the investment in Waterproof (Note 10) using the equity method resulting in a carrying value of $587,274 at March 1, 2019, however, the Company no longer exerts significant influence over Waterproof’s operating activities resulting in the investment being reclassified as FVTPL.

The fair value as at March 1, 2019 was determined to be $1,649,362 resulting in a gain of $1,062,088 on derecognition from the equity accounting carrying value.

As at November 30, 2019, the value of Waterproof’s common shares were estimated to be $1,551,324 resulting in an unrealized gain on equity instruments of $953,961.  The currency translation adjustment as at November 30, 2019 was $10,089.

12.

EQUIPMENT

Computer Equipment
$
Cost:
At November 30, 2018	-
Additions	125,143
Net exchange differences	(277)
At November 30, 2019	124,866

Amortization:
At November 30, 2018	-
Additions	1,553
Net exchange differences	8
At November 30, 2019	1,561

Net book value:
At November 30, 2018	-
At November 30, 2019	123,305

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

13.

INTANGIBLE ASSETS

	Video Game Catalogues	Brands	Total
	$	$	$
Cost:
At November 30, 2017	-	-	-
Additions - shares	1,469,456	103,335	1,572,791
Additions - paid or accrued	196,160	-	196,160
Write-offs	(116,352)	-	(116,352)
Net exchange differences	39,994	1,951	41,945
At November 30, 2018	1,589,258	105,286	1,694,544
Additions - paid or accrued	133,356	-	133,356
Net exchange differences	(7,053)	5,013	(2,040)
At November 30, 2019	1,715,561	110,299	1,825,860

Amortization:
At November 30, 2017	-	-	-
Additions	17,722	-	17,722
At November 30, 2018	17,722	-	17,722
Additions	100,202	-	100,202
Net exchange differences	(23)	-	(23)
At November 30, 2019	117,901	-	117,901

Net book value:
At November 30, 2018	1,571,536	105,286	1,676,822
At November 30, 2019	1,597,660	110,299	1,707,959

As at November 30, 2019, included in video game catalogues is $212,625 (2018 - $79,808) of development costs which the Company has not begun amortizing.  Brands were acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco (Note 5).

14.

GOODWILL

Goodwill of $3,356,355 was acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco (Note 5).  The currency translation adjustment as at November 30, 2019 was $226,193 (2018 - $229,528).

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired.  At November 30, 2019, the Company performed its impairment review of goodwill by comparing each cost center’s fair value to the net book value including goodwill.  The Company has determined that it has one cost center: Majesco.  The fair value of the cost center was determined by management based on a valuation using the income approach.  The income approach uses future projections of cash flows from the cost center and includes, among other estimates, projections of future revenue and operating expenses, market supply and demand, projected capital spending and an assumption of the weighted average cost of capital.  Management’s evaluation of fair values includes analysis based on the future cash flows generated by the underlying assets, estimated trends and other relevant determinants of fair value for these assets.  Management has determined that no events have occurred subsequent to the date of the assessment that would require a further impairment review of goodwill.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

15.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2019	2018
	$	$
Accounts payable	2,845,308	1,084,852
Accounts payable on legacy beverage assets	-	250,000
Accrued liabilities	821,014	1,277,345
Payroll taxes payable	474	842
Sales tax payable	2,911	-
Developer royalties payable	-	84,332
Payable on Majesco acquisition (Note 5)	697,674	1,190,476

	4,367,381	3,887,847

During the year ended November 30, 2019, the Company issued 159,873 (2018 - $81,937) common shares valued at $634,175 (2018 - $449,291) to settle accounts payable of $535,688 (2018 - $595,045) resulting in a loss of $98,487 (2018 – gain of $145,764) which is included in gain (loss) on settlement of debt.

16.

LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Related party	Third party	Credit Facility	Bank Loan	Total
	$	$	$	$	$
Balance, November 30, 2017	291,368	2,000	750,000	-	1,043,368
Advance	37,582	167,500	-	-	205,082
Repayment - cash	(50,500)	(27,500)	-	-	(78,000)
Repayment - shares	(106,247)	(130,000)	-	-	(236,247)

Balance, November 30, 2018	172,203	12,000	750,000	-	934,203
Advance	-	150,000	-	662,933	812,933
Repayment - cash	(172,203)	(137,000)	-	-	(309,203)

Balance, November 30, 2019	-	25,000	750,000	662,933	1,437,933

Related party loans

Related party loans consist of amounts advanced by directors or companies controlled by them.  Several of the loans have been secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 8.0% per annum.  As at November 30, 2019, all loans have been paid in full.  Interest of $39,747 (2018 - $42,911) remains outstanding and is included in accounts payable and accrued liabilities.

Third party loans

Third party loans included loans secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 14.4% per annum.  As at November 30, 2019, the amount outstanding is due on demand and incurs interest of 14.4% per annum. Interest of $2,192 (2018 - $1,945) remains outstanding and is included in accounts payable and accrued liabilities.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

16.

LOANS PAYABLE (continued)

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

In June 2018, a new lender acquired the remaining $750,000 loan and under new terms, the loan was due on August 20, 2018.  The new lender obtained a Limited Power of Attorney over the Company’s 49% interest in Waterproof (“Waterproof POA”).  In December 2018, the lender registered a general security agreement over all the Company’s current and future assets.

In November 2019, the new lender signed a Forebearance Agreement which extended the maturity date of the loan to November 30, 2020 and required the Company to make quarterly payments of $250,000 commencing on March 31, 2020 until the principal and interest on the loan have been paid in full.  In accordance with the Forebarance Agreement, the Company issued 215,000 treasury shares of the Company as security for the loan which will be transferred to the lender upon any default of the loan.  Additionally, the new lender released the Waterproof POA and amended their general security agreement to exclude the Company’s investment in Waterproof.

Interest of $289,282 (2018 - $181,282) remains outstanding and is included in accounts payable and accrued liabilities.

Bank loan

In May 2019, the Company entered into a revolving note for US$500,000 with City National Bank which bears interest at 3.49% per annum and is secured by a deposit certificate of US$500,000 (Note 4(b)).  As at November 30, 2019, the Company had received advances of $662,933 (US$498,857) against this loan.

17.

CONVERTIBLE DEBENTURES

	Liability component	Equity component	Total
	$	$	$
Balance, November 30, 2018	-	-	-
Proceeds	2,930,477	595,991	3,526,468
Deferred income tax liability	-	(160,917)	(160,917)
Interest expense and accretion	259,885	-	259,885
Settlement of convertible debentures	(1,795,455)	(244,890)	(2,040,345)
Reallocation of interest to accounts payable	(25,156)	-	(25,156)
Currency translation adjustment	18,651	-	18,651

Balance, November 30, 2019	1,388,402	190,184	1,578,586

On February 28, 2019, the Company closed its private placement offering of unsecured convertible debentures raising $3,526,468 (US$2,678,000).  Each debenture will mature two years from closing, will bear interest at 2% per annum, and can be converted into units at a price of US$1.50 per unit.  Each unit will consist of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2021.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

17.

CONVERTIBLE DEBENTURES (continued)

For accounting purposes, the convertible debentures are separated into their liability and equity components by first valuing the liability component.  The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the convertible debentures assuming a 12% discount rate, which was the estimated rate for a similar debenture without a conversion feature.  The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the convertible debentures at the time of issuance.  As the Company has excess tax assets to offset the deferred tax liability, which was created from the book to tax difference in value of the convertible debentures, the deferred tax liability was reversed, resulting in a deferred tax recovery of $160,917.

During the year ended November 30, 2019, net debentures of $1,795,455 (US$1,133,761) were converted into 1,000,167 units of the Company of which $30,779 was allocated to reserves relating to the value of the warrants issued.  As a result, the Company transferred $244,890 from reserves to share capital representing the proportionate balance of the unamortized equity component.

Interest and accretion expense for the year ended November 30, 2019 was $259,885.

18.

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

20,000,000

Issued share capital

Common shares

During the year ended November 30, 2019:

a)

On February 28, 2019, the Company issued 113,334 common shares valued at $391,013 to settle debt of $335,792 resulting in a loss of $55,221 which is included in loss on debt settlements.

b)

On April 30, 2019, the Company issued 46,539 common shares valued at $243,162 to settle debt of $199,896 resulting in a loss of $43,266 which is included in loss on debt settlements.

c)

On April 30, 2019, the Company issued 17,222 common shares valued at $73,980 to various consultants of the Company for consulting and public relations services provided to the Company.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

18.

SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

d)

In November 2019, the Company issued 158,291 common shares valued at $368,617 for the exercise of warrants with an exercise price of US$1.75.

e)

During the year, the Company issued 1,000,167 units on the conversion of $1,795,455 (US$1,133,761) worth of convertible debentures (Note 17).  As a result, the Company transferred $244,890 from reserves to share capital representing the proportionate balance of the unamortized equity component.  Additionally, the Company allocated $30,779 to reserves representing the value of the warrants issued.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.

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

d)

On October 15, 2018 the Company issued 888,000 common shares valued at $4,880,639 for licences (Note 9).

e)

On October 15, 2018, the Company issued 113,764 common shares valued at $623,771 to settle debt of $833,487 resulting in a gain of $209,716 which is included in gain on debt settlements and issued 28,451 common shares valued at $156,000 for a commitment to issue shares.

f)

On October 15, 2018, the Company issued 268,000 common shares valued at $1,469,456 for the purchase of video games in connection with two separate purchase agreements (Note 13).

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

18.

SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

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

Preferred shares

As at November 30, 2019 and 2018, no preferred shares were issued and outstanding.

Treasury shares

On November 27, 2019, the Company issued 215,000 common shares into treasury as security against a loan in accordance with a Forebarance Agreement (Note 16).

Commitment to issue shares

As at November 30, 2019, the Company was committed to issuing $137,197 (2018 – $12,500) worth of common shares of which $33,058 is for services received and $104,139 is for 45,000 common shares to be issued in relation to the exercise of warrants.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

18.

SHARE CAPITAL AND RESERVES (continued)

Loss per share

The basic and diluted loss per share attributable to the Company for the year ended November 30, 2019 was $1.78 (2018 - $3.14; 2017 - $0.96) and was based on the loss attributable to common shareholders and the weighted average number of common shares outstanding of 4,255,297 (2018 – 2,397,117; 2017 – 2,001,832).

The basic and diluted profit (loss) per share attributable to the non-controlling interests for the year ended November 30, 2019 was $(0.01) (2018 – $0.02) and was based on the profit (loss) attributable to non-controlling interests and the weighted average number of common shares outstanding of 4,255,297 (2018 – 2,397,117).

Stock options

Prior to the Arrangement described in Note 3, the Company had a stock option plan whereby the Company could grant share options to directors, officers, employees, and consultants enabling them to acquire up to 15% of the issued common shares of the Company.

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

During fiscal 2018 and in connection with the Arrangement, the Company granted 117,000 stock options, with a total fair value of $236,345, to former option holders of LBIX of which 89,000 stock options vest 25% on grant date, 25% on October 2, 2018, 25% on January 2, 2019, and 25% on April 2, 2019.  Of the total fair value granted, $96,303 was considered to be part of the cost of acquisition of LBIX (Note 3).  During the year ended November 30, 2019, the Company recorded share-based compensation of $36,781 (2018 - $111,135) in relation to these options.

During the year ended November 30, 2019, the Company granted 461,500 stock options with a total fair value of $ 1,136,731 that vested immediately on grant.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

18.

SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	2019	2018	2017
Risk-free interest rate	1.82%	2.09%	1.28%
Dividend yield	Nil	Nil	Nil
Expected life	5.0 years	0.94 years	5 years
Volatility	92%	127%	120%
Weighted average fair value per option	$2.46	$2.08	$2.40

Stock option transactions are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
		$
Balance, November 30, 2016	-	-
Granted	240,000	3.75
Exercised	(20,000)	3.75
Balance, November 30, 2017	220,000	3.75
Cancelled – Plan of Arrangement	(220,000)	3.75
Granted	117,000	17.67 (USD$13.30)
Balance, November 30, 2018	117,000	17.67 (USD$13.30)
Granted	461,500	3.39 (USD$2.55)
Cancelled	(117,000)	17.67 (USD$13.30)

Balance, November 30, 2019	461,500	3.39

A summary of the share options outstanding and exercisable at November 30, 2019 is as follows:

Number of Stock Options	Exercise Price	Expiry Date
$
461,500	3.39 (USD$2.55)	February 28, 2024
461,500

The weighted average life of share options outstanding at November 30, 2019 was 4.25 years.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

18.

SHARE CAPITAL AND RESERVES (continued)

Warrants

Agents’ warrants

During the year ended November 30, 2018, the Company issued 8,000 agents’ warrants with an exercise price of US$4.00 per warrant with a total fair value of $24,774 in connection with the October 15, 2018 private placement.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the agents’ warrants granted:

2018
Risk-free interest rate	2.30%
Dividend yield	Nil
Expected life	2 years
Volatility	105%
Weighted average fair value per warrant	$3.10

Agents’ warrant transactions are summarized as follows:

	Number of Agents’ Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2016 and 2017	4,574	1.25
Issued	8,000	5.32 (USD$4.00)
Exercised	(1,837)	1.25
Balance, November 30, 2018	10,737	4.35
Cancelled	2,737	1.25

Balance, November 30, 2019	8,000	5.32

A summary of the agents’ warrants outstanding and exercisable at November 30, 2019 is as follows:

Number of Agent’s Warrants	Exercise Price	Expiry Date
$
8,000	5.32 (USD$4.00)	October 15, 2020
8,000

The weighted average life of agent’s warrants outstanding at November 30, 2019 was 0.88 years.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

18.

SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants

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

During the year ended November 30, 2019, the Company issued 1,000,167 share purchase warrants with an exercise price of USD$1.75 per warrant in connection with the conversion of various convertible debentures.

On October 18, 2019, the Company repriced six tranches of share purchase warrants to US$1.20.

Share purchase warrant transactions are summarized as follows:

	Number of Share Purchase Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2016	-	-
Issued	323,673	4.36
Exercised	(2,727)	3.75
Balance, November 30, 2017	320,946	4.36
Granted	800,000	6.65
Granted on anti-dilution clause	72,800	3.32 (USD$2.50)
Exercised	(51,148)	3.01
Balance, November 30, 2018	1,142,598	6.05
Granted	1,000,167	2.33 (USD$1.75)
Exercised	(158,291)	2.33 (USD$1.75)

Balance, November 30, 2019	1,984,474	1.92

A summary of the share purchase warrants outstanding and exercisable at November 30, 2019 is as follows:

Number of Share Purchase Warrants	Exercise Price	Expiry Date
$
31,504	1.59 (USD$1.20)	March 14, 2022
24,208	1.59 (USD$1.20)	April 6, 2022
286,886	1.59 (USD$1.20)	August 30, 2020
800,000	1.59 (USD$1.20)	October 15, 2021
841,876	2.33 (USD$1.75)	February 26, 2021
1,984,474

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

18.

SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants (continued)

The weighted average life of share purchase warrants outstanding at November 30, 2019 was 1.46 years.

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

The anti-dilution right for the A and B share purchase warrants was valued at $126,000 as at November 30, 2017 as the acquisition price approximated fair value due to the recency of the transaction.  During the year ended November 30, 2018, certain A warrants were exercised causing the rights to expire resulting in a decrease to the liability.  As at November 30, 2019, the rights attached to the B warrants were valued at $1,102,277 (2018 - $100,912) resulting in a derivative loss of $1,001,365 for the year ended November 30, 2019 (2018 - gain of $25,088).

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the revaluation of the derivative liability as at November 30, 2019 and November 30, 2018

	2019	2018
Risk-free interest rate	1.70%	2.16%
Dividend yield	Nil	Nil
Expected life	0.75 year	1.75 years
Volatility	106%	114%
Probability of exercise	75%	20%

b)

Due to the Company changing its functional currency from the CAD to the USD during the year ended November 30, 2018, a derivative liability occurred on the date of change on the Company’s previously issued share purchase warrants with CAD exercise prices.  During the year ended November 30, 2019, the share purchase warrants with a CAD exercise price was repriced to USD resulting in the elimination of the derivative liability.

On initial recognition, the Company recorded a loss of $1,557,086 to set up the derivative liability.  As at November 30, 2018, the Company revalued the derivative liability to $551,846 and recorded a gain of $1,005,240.  As at November 30, 2019, the Company revalued the derivative liability to $nil and recorded a gain of $551,846.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

18.

SHARE CAPITAL AND RESERVES (continued)

Derivative liability (continued)

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the revaluation of the derivative liability as at November 30, 2019 and November 30, 2018:

	2019	2018
Risk-free interest rate	-	2.08%
Dividend yield	-	Nil
Expected life	-	2.25 years
Volatility	-	102%

19.

RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

A summary of related party loans and related transactions is included in Note 16.  Interest paid or accrued to related parties during the year ended November 30, 2019 was $5,174 (2018 - $18,537; 2017 – $9,147).

Accounts payable and accrued liabilities at November 30, 2019 includes $945,940 (2018 - $556,541) owing to directors, officers, and a former director and officer of the Company or to companies controlled by common directors for unpaid consulting fees, expense reimbursements, and loan interest.  Additionally, accounts payable and accrued liabilities includes $664,452 (2018 - $864,592) payable to a director of Majesco relating to the purchase of the Company’s 51% interest in Majesco.

During the year ended November 30, 2019, the Company received $781,395 (US$588,000) for convertible debentures detailed in Note 17 from three directors of the Company.  In July 2019, two directors converted their debentures worth $116,944 (US$88,000) into 58,667 units of the Company.

As at November 30, 2019, a loan was due from Waterproof, which included accrued interest receivable, amounting to $94,882 (2018 - $104,553).  During the year ended November 30, 2019, the Company recorded interest income of $8,137 (2018 - $8,116; 2017 - $6,070) in connection to this loan receivable. (Note 8).

During the year ended November 30, 2019, the Company recorded a gain on settlement of debt of which $Nil (2018 - $87,761, 2017 - $Nil) was with related parties.

Summary of key management personnel compensation:

	For the years ended November 30,
	2019	2018	2017
	$	$	$
Consulting and directors fees	603,500	407,525	379,890
Share-based compensation	890,418	-	576,000
Interest expense	5,174	18,537	9,147

	1,499,092	426,062	965,037

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

20.

NON-CONTROLLING INTEREST

The following table presents the changes in equity attributable to the 49% non-controlling interest in Majesco:

	2019	2018
	$	$
Balance, beginning of year	1,838,941	-
Non-controlling interest on acquisition of Majesco (Note 5)	-	1,684,615
Share of income (loss) for the year	(43,932)	37,516
Foreign exchange on translation	(8,608)	116,810

Balance, end of year	1,786,401	1,838,941

The following table presents the non-controlling interest as at November 30, 2019 and 2018:

	2019	2018
	$	$
Assets
Current	33,770	243,660
Non-current	3,905,471	3,776,093
	3,939,241	4,019,753

Liabilities
Current	270,362	243,630
Non-current	23,163	23,184
	293,525	266,814

Net assets	3,645,716	3,752,939
Non-controlling interest	1,786,401	1,838,941

The following table presents the loss and comprehensive loss attributable to non-controlling interest:

	Year ended November 30,
	2019	2018
	$	$

Profit (loss) attributable to non-controlling interest	(43,932)	37,516
Foreign exchange translation adjustment	(8,608)	116,810

Comprehensive loss attributable to non-controlling interest	(52,540)	154,326

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

21.

CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. The Company is not subject to externally imposed capital requirements other than disclosed in Note 16.

22.

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

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, investment in equity instruments, accounts payable and accrued liabilities, due to related parties, loans payable, convertible debentures, and derivative liability.  The fair value of receivables, loans receivable, accounts payable and accrued liabilities, due to related parties, and loans payable approximates their carrying values.  Cash and restricted cash are measured at fair value using level 1 inputs.  Convertible debentures and derivative liability are measured using level 2 inputs.  The investment in equity instruments is measured at fair value using level 3 inputs.

As at November 30, 2019, the fair value of the level 3 asset was $1,551,324 based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization.  The Company’s investment in Waterproof does not have a quoted market price on an active market and the Company has assessed the fair value of the investment based on Waterproof’s unobservable earnings.  As a result, the fair value is classified as level 3 of the fair value hierarchy.  The process of estimating the fair value of Waterproof is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

22.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

(e)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As at November 30, 2019, the Company had current assets totaling CAD$364,147 and current liabilities totalling CAD$2,356,044. These factors expose the Company to foreign currency exchange rate risk, which could have an adverse effect on the profitability of the Company. A 1% change in the exchange rate would change other comprehensive income/loss by approximately US$15,000. At this time, the Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

(f)

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

The maximum exposure to credit risk as at November 30, 2019 and 2018 is the carrying value of the loans receivable. The Company has allowed for an expected credit loss of $145,431 on the loans receivable.

(g)

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  As at November 30, 2019, the loans included in loans payable and convertible debentures bear interest at rates ranging from 3.5% to 14.4% per annum and are due on demand. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

(h)

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at November 30, 2019, the Company had a cash balance, including restricted cash, of $5,260,068 to settle current financial liabilities of $5,805,314.  Additionally, as there is no assurance the convertible debentures will be converted into common shares of the Company, the Company is exposed to liquidity risk.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

23.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the years ended November 30,
	2019	2018	2017
	$	$	$
Supplemental non-cash disclosures
Reallocation of value of options upon exercise	-	-	48,000
Reallocation of value of warrants upon exercise	-	2,986	-
Shares issued for the acquisition of Majesco (Note 5)	-	415,000	-
Shares issued for intangible assets	-	1,469,456	-
Shares issued for licenses	-	4,880,639	-
Shares issued for debt settlements	634,175	623,771	357,750
Warrants issued for share issue costs	-	24,774	-
Net assets acquired on RTO (Note 3)	-	243,065	-
Shares issued for commitment	-	156,000	-
Investment in associates in accounts payable	-	-	31,567
Acquisition of equipment in accounts payable	125,143	-	-
Units issued for conversion of convertible debentures	2,040,346	-	-
Accounts payable applied to convertible debentures	23,675	-	-
Derecognition of investment in associate	587,274	-	-
Loans receivable allocated to long-term	379,268	-	-
Residual value of warrants on conversion of convertible debentures	30,779	-	-

24.

CONTINGENCIES

In October 2018, the former president and chief executive officer of Liquid Canada (the “Claimant”) filed a lawsuit with the United States District Court Southern District of New York against the Company for approximately $11,800,000 for breach of contract, defamation, and violation of human rights (the “Action”).  The Claimant asserts the existence of an unwritten contract which, if it was entered, increased her base compensation from US$120,000 to US$400,000 per year.  Such contract was not executed by any party and is not, the Company states, a contract the Company would have contemplated at the time.  The Company’s counsel applied to the court seeking dismissal of the Action. As at November 30, 2019, the violation of human rights claim was dismissed.  In February 2020, the Company settled with the Claimant for US$240,000 which has been recorded as at November 30, 2019.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

25.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2019	2018	2017
	$	$	$

Loss before income taxes	(7,787,892)	(7,498,612)	(1,928,870)
Expected income tax expense (recovery) at statutory rates	(2,103,000)	(2,025,000)	(502,000)
Change in statutory, foreign tax, foreign exchange rates and other	(44,576)	(75,379)	(13,000)
Permanent difference	356,000	1,439,000	163,000
Share issue cost	-	(132,000)	-
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(123,000)	-	-
Change in unrecognized deferred tax assets	1,752,000	795,000	352,000

Income tax expense (recovery)	(162,576)	1,621	-

The significant components of the Company’s deferred tax liability is as follows:

	2019	2018
	$	$
Deferred tax assets (liabilities)
Intangible assets	(23,163)	(23,184)
Investment in associates	(122,000)	-
Debt with accretion	(41,000)	-
Non-capital losses	163,000	-

Net deferred tax liability	23,163	23,184

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	2019	Expiry Date Range	2018	Expiry Date Range	2017	Expiry Date Range
	$		$		$
Property and equipment	2,675,000	No expiry date	437,000	No expiry date	36,000	No expiry date
Cumulative eligible capital	-	No expiry date	-	No expiry date	35,000	No expiry date
Share issue costs	305,000	2020-2022	414,000	2019-2022	44,000	2018-2022
Investment in associates	-	No expiry date	56,000	No expiry date	-	No expiry date
Allowable capital losses	323,000	No expiry date	11,000	No expiry date	13,000	No expiry date
Non-capital losses	8,194,000	2026-2039	4,503,000	2026-2038	2,452,000	2026-2037

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

26.

SEGMENTED INFORMATION

During the years ended November 30, 2019 and 2018, the Company had two offices: a head-office in Vancouver, BC, and Majesco’s office in New York, New York.  In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis. The Company has determined it had one reportable operating segment during the year ended November 30, 2019:  the investment in video games.  During the year ended November 30, 2018, the Company had two reportable operating segments:  the investment in the production of films and the investment in video games

Below summarizes the Company’s reportable operating segments for the year ended November 30, 2019.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	-	429,236	429,236
Cost of sales	-	(1,985,804)	(1,985,804)
Operating expenses	-	(445,396)	(445,396)
Other expenses	-	195,726	195,726
Taxes	-	1,659	1,659
Segment loss	-	(1,804,579)	(1,804,579)

Corporate expenses:
Operating expenses			(5,401,319)
Other expenses			(580,335)
Tax recovery			160,917
Foreign currency translation			12,775
Total corporate expenses			(5,807,962)

Comprehensive loss for the year			(7,612,541)

Capital expenditures:
Equipment	-	125,143	125,143

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

26.

SEGMENTED INFORMATION (continued)

Below summarizes the Company’s reportable operating segments for the year ended November 30, 2018.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	-	687,381	687,381
Cost of sales	-	(758,749)	(758,749)
Operating expenses	-	(318,682)	(318,682)
Other expenses	(442,585)	(153,206)	(595,791)
Taxes	-	(1,621)	(1,621)
Segment loss	(442,585)	(544,877)	(987,462)

Corporate expenses:
Operating expenses			(1,759,084)
Other expenses			(4,753,687)
Foreign currency translation			398,892
Total corporate expenses			(6,113,879)

Comprehensive loss for the year			(7,101,341)

Capital expenditures:
Intangible assets	-	79,808	79,808
Goodwill	-	3,585,883	3,585,883

Revenue derived in the Company’s video games segment is earned from a large number of customers located throughout the world.  No one customer exceeds 5% of the Company’s sales.

27.

SUBSEQUENT EVENTS

a)

In January 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company for approximately $1,150,000 for unpaid consulting fees, the unpaid cash consideration for the purchase of 51% interest in Majesco, and a payment for the difference between US$500,000 and the value of the Company’s shares issued on the purchase of the 51% interest in Majesco.  The Company has accrued $1,064,450 in these financial statements.  Management is currently seeking legal advice on this lawsuit.

b)

In January 2020, the Company issued 57,125 common shares to settle debt of $193,582 and 11,674 common shares for $33,058 in services included in commitment to issue shares at November 30, 2019.

c)

In February 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company for the issuance of a share certificate for 59,706 common shares of the Company which the consultant states is owing to him and general and special damages in relation to the shares.  Management is currently seeking legal advice on this lawsuit.  No provision has been included in the financial statements as of November 30, 2019.

d)

In February 2020, the Company signed an asset purchase agreement with a vendor to acquire a portfolio of assets including certain streaming platforms for US$3,325,000. This agreement is subject to approval by NASDAQ.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2019

(Expressed in Canadian Dollars)

27.

SUBSEQUENT EVENTS (continued)

e)

Subsequent to November 30, 2019, the Company issued 98,004 common shares for total proceeds of $205,072 (US$154,182) in connection with: (1) the exercise of 66,500 share purchase warrants at US$1.75 per warrant for proceeds of $154,651 (US$116,375) of which $104,139 (US$78,750) was included in commitment to issue shares as at November 30, 2019; and (2) 31,504 share purchase warrants at US$1.20 per warrant for proceeds of $50,308 (US$37,806).

Item 19. – Exhibits

Exhibit No.	Description
1.1 1.2

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the SEC on September 24, 2007.

Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the SEC on February 3, 2010.

4.1 4.2 4.3

Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the SEC on July 7, 2015.

Share Purchase Agreement dated September 15, 2017 between the Company and 1133438 B.C. Ltd. relating to the disposition of the Company’s subsidiaries,incorporated by reference from prior filing as Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.

Amended and Restated Arrangement Agreement dated January 14, 2018 between the Company and Liquid Canada (fka Liquid Media Group Ltd.), incorporated by reference from prior filing as Exhibit 4.3 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.

8.1*	Subsidiaries of the Registrant
11.1	Code of Ethics, incorporated by reference from the prior filing as Exhibit 11.1 to the Annual Report on Form 20-F, filed with the SEC on June 1, 2005
12.1* 12.2*

Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date

February 28, 2020

LIQUID MEDIA GROUP LTD.

By:	“Daniel Cruz”
Daniel Cruz,
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the SEC on September 24, 2007.

https://www.sec.gov/Archives/edgar/data/884247/000106299307003713/formf3.htm

1.2

Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1

https://www.sec.gov/Archives/edgar/data/884247/000106299310000325/exhibit99-1.htm and 99.2

https://www.sec.gov/Archives/edgar/data/884247/000106299310000325/exhibit99-2.htm to the Form 6-K filed with the SEC on February 3, 2010.

4.1

Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the SEC on July 7, 2015.

https://www.sec.gov/Archives/edgar/data/884247/000106299315003721/form6k.htm

4.2

Share Purchase Agreement dated September 15, 2017 between the Company and 1133438 B.C. Ltd. Relating to the disposition of the Company’s subsidiaries, incorporated by reference from prior filing as Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.

https://www.sec.gov/Archives/edgar/data/884247/000119312518181963/d409843dex42.htm

4.3

Amended and Restated Arrangement Agreement dated January 14, 2018 between the Company and Liquid Canada (fka Liquid Media Group Ltd.), incorporated by reference from prior filing as Exhibit 4.3 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.

https://www.sec.gov/Archives/edgar/data/884247/000119312518181963/d409843dex43.htm

8.1*	Subsidiaries of the Registrant
11.1

Code of Ethics, incorporated by reference from the prior filing as Exhibit 11.1 to the Annual Report of Form 20-F, filed with the SEC on June 1, 2005

https://www.sec.gov/Archives/edgar/data/884247/000106299305001265/exhibit11-1.htm

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith