Form 20-F/A
period 2019-11-30
Liquid Media Group Ltd.
filed 2020-05-14
CIK 884247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F/A

(Amendment No. 1)

_________________________

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________  to ______________

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 5,345,661common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes      ☒No

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
☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or emerging growth company. See definition of "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐

Accelerated filer ☐

Non-accelerated filer ☒

Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other  ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes      ☒ No

Explanatory Note

This Amendment No. 1 ("Amendment No. 1") to the Annual Report on Form 20-F of Liquid Media Group Ltd. (the "Company") for the fiscal year ended November 30, 2019, originally filed with the Securities and Exchange Commission on March 2, 2020 (the "Original 20-F"), is being filed solely to (i) file Exhibit 2(d), a description of the rights of the holders of the Company's securities that are registered under Section 12 of the Securities Exchange Act of 1934, and to amend the exhibit index accordingly; (ii) include hyperlinks to each listed exhibit as required by Form 20-F, in accordance with Rule 105 of Regulation S-T; and (iii) update the certifications of the Company's executive officers as of the date of this Amendment No. 1 in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended.

Except as described above, no other changes have been made to the Original 20-F. The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item, or exhibit to, the Original 20-F, or reflect any events that have occurred since March 2, 2020, the date on which the Original 20-F was filed.

Item 19. - Exhibits

Exhibit No.	Description
1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the SEC on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the SEC on February 3, 2010.
2(d)*	Description of Securities
4.1	Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the SEC on July 7, 2015.
4.2	Share Purchase Agreement dated September 15, 2017 between the Company and 1133438 B.C. Ltd., relating to the disposition of the Company's subsidiaries, incorporated by reference from prior filing as Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.
4.3	Amended and Restated Arrangement Agreement dated January 14, 2018 between the Company and Liquid Canada (fka Liquid Media Group Ltd.), incorporated by reference from prior filing as Exhibit 4.3 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.
8.1	Subsidiaries of the Registrant, incorporated by reference from prior filing as Exhibit 8.1 to the Annual Report on Form 20-F filed with the SEC on March 2, 2020.
11.1	Code of Ethics, incorporated by reference from the prior filing as Exhibit 11.1 to the Annual Report on Form 20-F, filed with the SEC on June 1, 2005.
12.1

Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, incorporated by reference from prior filing as Exhibit 12.1 to the Annual Report on Form 20-F filed with the SEC on March 2, 2020.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, incorporated by reference from prior filing as Exhibit 12.2 to the Annual Report on Form 20-F filed with the SEC on March 2, 2020.
12.3*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.4*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, incorporated by reference from prior filing as Exhibit 13.1 to the Annual Report on Form 20-F filed with the SEC on March 2, 2020.

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

Date May 13, 2020

LIQUID MEDIA GROUP LTD.

By:	/s/ Daniel Cruz
Daniel Cruz,
Chief Financial Officer