Form 20-F
period 2020-11-30
Liquid Media Group Ltd.
filed 2021-03-03
CIK 884247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

❑REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  November 30, 2020

OR

❑TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

OR

❑SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,875,568 common shares (as of March 1, 2021).

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

Large accelerated filer ☐Accelerated filer ☐Non-accelerated filer ☒

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

U.S. GAAP   ☐International Financial Reporting Standards as issued Other   ☐

by the International Accounting Standards Board   ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes      ☒ No

Index

PART I

Item 1. – Identity of Directors, Senior Management and Advisers5

Item 2. – Offer Statistics and Expected Timetable5

Item 3. – Key Information5

Item 4. – Information on the Company29

Item 4A. – Unresolved Staff Comments36

Item 5. – Operating and Financial Review and Prospects36

Item 6. – Directors, Senior Management and Employees49

Item 7. – Major Shareholders and Related Party Transactions60

Item 8. – Financial Information62

Item 9. – The Offer and Listing.63

Item 10. – Additional Information.63

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.65

Item 12. – Description of Securities Other than Equity Securities.66

PART II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.66

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.66

Item 15. – Controls and Procedures.68

Item 16A. – Audit Committee Financial Expert.68

Item 16B. – Code of Ethics.68

Item 16C. – Principal Accountant Fees and Services.68

Item 16D. – Exemptions from the Listing Standards for Audit Committees.69

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.69

Item 16F. – Change in Registrant’s Certifying Accountant69

Item 16G. – Corporate Governance69

Item 16H. – Mine Safety Disclosure70

PART III

Item 17. – Financial Statements.70

Item 18. – Financial Statements.70

Item 19. – Exhibits.125

INTRODUCTION

The terms the “Company”, “LMG”, “Liquid”, “we”, “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Liquid Media Group Ltd. and its consolidated subsidiaries or predecessor entities (including Leading Brands, Inc.), except where the context requires otherwise.

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

Forward-Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments.  The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements.  Forward-looking statements relate to, among other things:

♦Our business plan to create a vertically-integrated cloud-based global content production studio;

♦Our expectations regarding market acceptance of our gaming, tv and film offerings;

♦Our intention to make strategic acquisitions to grow our business;

♦Our expectations regarding litigation risks and outcomes;

♦Our plan to raise capital through a crowd-funding portal;

♦The effectiveness of steps taken to protect our intellectual property and our beliefs about non-infringement of the intellectual property of others; and

♦Our status as a foreign private issuer and our belief that we are not a Passive Foreign Investment Company.

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

A.Selected financial data.

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

	Fiscal Year Ended Nov. 30, 2020 ($)	Fiscal Year Ended Nov. 30, 2019 ($)	Fiscal Year Ended Nov. 30, 2018 ($)	Fiscal Year Ended Nov. 30, 2017 ($)	Fiscal Year Ended Nov. 30, 2016 ($)
Net sales / revenue from continuing operations	47,317	27,109	-	-	-
Net loss from continuing operations	(5,183,411)	(7,535,660)	(7,576,796)	(1,928,870)	(465,644)
Net income (loss) from discontinued operations	(2,813,889)	(89,656)	76,563	-	-
Net loss	(7,997,300)	(7,625,316)	(7,500,233)	(1,928,870)	(465,644)
Net loss attributable to shareholders of the Company	(6,231,009)	(7,581,384)	(7,537,749)	(1,928,870)	(465,644)
Net income (loss) attributable to non-controlling interest	(1,766,291)	(43,932)	37,516	-	-
Comprehensive loss	(8,316,571)	(7,612,541)	(7,101,341)	(1,928,870)	(465,644)
Comprehensive loss attributable to shareholders of the Company	(6,530,170)	(7,560,001)	(7,255,667)	(1,928,870)	(465,644)
Comprehensive income attributable to non-controlling interest	(1,786,401)	(52,540)	154,326	-	-
Loss per share, continuing operations	(0.66)	(1.77)	(3.16)	(0.96)	(0.25)
Loss per share, basic	(0.79)	(1.78)	(3.14)	(0.96)	(0.25)
Total assets	12,045,869	15,389,472	15,577,056	1,456,836	3,119,209
Net assets	9,538,669	7,070,316	10,077,396	(247,305)	(298,385)
Share Capital	29,999,645	21,118,940	18,032,601	2,364,400	1,081,000
Long-term debt	42,945	2,513,842	675,942	126,000	2,500,000
Cash dividends declared per common share	-	-	-	-	-
Weighted average common shares outstanding basic and diluted	7,845,300	4,255,297	2,397,117	2,001,832	1,845,237

* the comparative figures have been reclassified to account for the discontinued operations of Majesco Entertainment Company.

Exchange Rates

Exchange Rate – February 26, 2021: 1.2685

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	February 2021	January 2021	December 2020	November 2020	October 2020	September 2020
High	1.2828	1.2810	1.2718	1.3257	1.3349	1.3396
Low	1.2530	1.2627	1.2718	1.2965	1.3122	1.3055

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Year ended November 30, 2020	Year ended November 30, 2019	Year ended November 30, 2018	Year ended November 30, 2017	Year ended November 30, 2016
Average	1.3446	1.3290	1.2907	1.3030	1.3276

B.Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.Risk factors.

Investing in our securities involves a high degree of risk, including those described below. Before making an investment decision, you should carefully consider the risks described below, together with the risks and other information included in any document that we file from time to time with the SEC. If any of the events described below or in any such other document we file with the SEC occur or the risks described herein or therein materialize, our business, financial condition, results of operations, cash flow and prospects could be materially adversely affected. In addition, risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

Risk Related to Our Business and Our Industry

Covid-19 caused a global pandemic

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time and online gaming which is beneficial to the Company’s operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

We have a history of operating losses and negative cash flow, and we may never achieve profitability.

We have a history of operating losses and negative cash flows and may continue to incur operating losses and negative cash flows in the future. For the fiscal years ended November 30, 2020, 2019 and 2018, our operating losses were $8,260,489, $7,311,968 and $2,380,524, respectively.  These operating losses have been generated as we attempt to implement our business plan, including expanding our existing products and services, acquiring additional technology, marketing to clients and customers and otherwise growing our business. Indeed, we only began generating revenue in fiscal year 2018, due to the Company’s acquisition of its majority interest in Majesco Entertainment Company (“Majesco”) during fiscal year 2018.  However, as of November 30, 2020, we no longer hold any interests in Majesco, and we cannot assure you that our revenue will increase, or whether we will ever operate profitably. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities and continue to develop our technology, products, projects, and services. For example, we will need additional funds to add to our content library and for development costs incurred to develop new games and redevelop our retro games, for production costs incurred in connection with the development of film and television projects, costs related to our cloud-based network initiative, for licensing and distribution expenses, and for the development and launch of our online direct-to-consumer distribution platform. These efforts may prove more expensive than we currently anticipate, and we may incur significant additional costs and expenses in connection with our business development activities. In addition, our film and gaming content creation operations are relatively capital intensive, while revenue-generating opportunities depend on the availability of projects in the market. All of these costs and expenses could prevent us from achieving or maintaining profitability in future periods.

Our limited operating history and our evolving business make it difficult to evaluate our results of operations and prospects.

Our limited operating history and evolving business make the prediction of our future results of operations difficult. You should consider our business and prospects in light of the risks, uncertainties and challenges that we will face as a gaming, television, film media and entertainment company focused on developing and expanding our products, services and operations, and which operates in highly competitive, rapidly evolving, and challenging markets. See “The industry in which we operate is intensely competitive. If we are not able to effectively compete, including because customers and consumers prefer competitors’ products or services over our own, our operating results could suffer” and “Our industry is subject to significant, rapid changes, and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services” below. If we fail to address the risks and challenges that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition, results of operations, cash flow and prospects could be adversely affected.

We require additional financing to sustain and expand our operations, and we may not be able to obtain financing on acceptable terms, or at all, which would have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

We have limited capital, and we do not currently generate sufficient cash from our business to fund our operations. Our financial statements as of and for the fiscal year ended November 30, 2020 included a going-concern qualification, which expresses doubt about our ability to continue as a going concern based on our estimate that we did not have sufficient working capital to meet our liabilities and commitments as they become due for the upcoming 12 months and, therefore, need to obtain additional financing. Our ability to operate profitably is dependent upon, among other things, obtaining substantial financing, developing our products and services and otherwise implementing our business plan. We will require additional capital to fund operating deficits, to pursue our growth strategy through developing or acquiring new products, content or services or engaging in acquisitions of complementary businesses, to establish and expand our marketing capabilities, and to finance general and administrative activities. At March 1, 2021, we did not have available borrowing capacity under any bank credit facility or other working capital line for us to borrow funds for working capital or other general corporate purposes. We may not be able to service or refinance our existing indebtedness or obtain debt or equity financing opportunities on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. See “Our existing indebtedness, or indebtedness that we may incur in the future, could adversely affect us, and the terms of any debt covenants could limit how we conduct our business and our ability to raise additional funds” below for a discussion of risks related to debt financing. If we raise equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our common shares could decline.

Under current SEC regulations, because our public float is less than $75 million, and for so long as our public float remains less than $75 million, the amount we can raise through primary public offerings of securities in any 12-month period using shelf registration statements is limited to an aggregate of one-third of our public float (referred to as the “baby shelf” rule). As of March 1, 2021, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately US$16,993,808, based on 10,875,568 outstanding common shares, of which 9,655,573 common shares were held by non-affiliates, at a price of US$1.76 per share, which was the last reported sale price of our common shares on the Nasdaq Capital Market on February 26, 2021. If our public float decreases, the amount of securities we may sell under our shelf registration statement may also decrease.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay strategic acquisitions and other opportunities, investments, or projects, and, even if we are ultimately able to subsequently secure financing, such opportunities, investments or projects may not still be available to us on favorable terms or at all. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our creative work. Any of these actions could delay or otherwise inhibit our growth, weaken our ability to effectively compete in our industry, and otherwise have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Our existing indebtedness, or indebtedness that we may incur in the future, could adversely affect us, and the terms of any debt covenants could limit how we conduct our business and our ability to raise additional funds.

As of our fiscal year ended November 30, 2020, we had total principal indebtedness of approximately $691,229, including under third-party loans and our credit facility. In February 2021, we settled the outstanding balance of $639,293 on our credit facility through the issuance of 215,000 treasury shares to the lender.  Our ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on our debt obligations, or to refinance our debt obligations, depends on our future financial and operating performance, which is subject to prevailing economic and competitive conditions and to various financial, business, regulatory and other factors, some of which are beyond our control. If we are unable to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Further, our indebtedness may impair our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes. We may also incur substantial additional indebtedness in the future. If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face, as described above, could intensify.

In addition, any agreements governing our debt obligations may contain financial covenants and covenants that restrict our ability and the ability of our subsidiaries to:

●incur additional indebtedness or issue common or preferred shares;

●create liens on our assets;

●pay dividends or make other equity distributions;

●repurchase our shares;

●purchase or redeem equity interests or debt;

●make certain investments;

●sell assets;

●consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

●engage in transactions with affiliates.

As a result of these covenants, we could be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

We may not be able to successfully implement our business plan.

Our business plan focuses on growing our business both organically and through strategic acquisitions and other arrangements. We cannot guarantee that our vision for a vertically-integrated, cloud-based global studio, producing content for all platforms through a network of shared services will be successful, or that we will be able to develop our gaming and media content, acquire additional content for development and franchising, or create the cloud-based network for global content development as contemplated by our business plan. In addition, we are developing and launching an online direct-to-consumer distribution platform, the success of which is subject to significant challenges; accordingly, we may not be successful in doing so. See “We may not be successful in developing or launching our online direct-to-consumer distribution platform” below.

The potential growth of our business may depend upon our ability to consummate strategic acquisitions, which will depend on the availability of, and our ability to identify, suitable candidates; acquisitions we pursue could result in operating and other difficulties relating to integration of new businesses into our existing business, dilution to our shareholders and other consequences harmful to our business.

We have previously engaged in strategic transactions, including with respect to acquisitions of technology, content and other assets relating to our business, and, as part of our growth strategy, we intend to continue to pursue strategic acquisitions of businesses, intellectual property and other assets that are complementary to our existing business and may expand our employee base, our content portfolio or the breadth of our product or service offerings. Our ability to grow through future acquisitions will depend on the availability of, and our ability to identify, suitable acquisition and investment opportunities at an acceptable cost, our ability to compete effectively to attract those opportunities and the availability of financing to complete acquisitions. We may face significant competition in executing our growth strategy. Future acquisitions or investments could involve our issuance of equity interests as consideration, resulting in dilution of our existing shareholders (see “Future capital raising efforts may be dilutive to our shareholders, result in increased interest expense in future periods or depress our share price” below), use of significant cash balances or incurrence of debt, contingent liabilities or amortization expenses related to intangible assets, any of which could adversely affect our business, financial condition, results of operations, cash flow and prospects. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits in a timely manner or to the extent anticipated or at all. Integration of a new company’s operations, assets and personnel into ours will require significant attention from our management, and the diversion of our management’s attention away from our business and any difficulties encountered in the integration process could harm our ability to manage our business. Future acquisitions will also expose us to potential risks, including risks associated with any acquired liabilities, the integration of new operations, technologies and personnel, unforeseen or hidden liabilities and unanticipated, information security vulnerabilities, the diversion of resources from our existing business, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of the acquisitions, potential adverse tax and accounting effects, challenges relating to entering markets in which we may have limited or no prior experience and in which competitors may have a stronger market position, and potential loss of, or harm to, our relationships with employees, customers, consumers and suppliers as a result of integration of new businesses.

The industry in which we operate is intensely competitive. If we are not able to effectively compete, including because customers and consumers prefer competitors’ products or services over our own, our operating results could suffer.

We operate in a highly competitive industry, characterized by pressure to innovate, expand feature sets and functionality, accelerate new product releases and reduce prices. See “Our industry is subject to significant, rapid changes, and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services” below. We compete with other entertainment video providers, such as multichannel video programming distributors, streaming entertainment providers, video gaming providers and more broadly against other sources of entertainment that consumers could choose in their moments of free time. We also compete against streaming entertainment providers and content producers in obtaining content for our business, both for licensed streaming content and for original content projects. Our competitors range from large established companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the world. Some of our competitors have longer operating histories, large customer bases, stronger brand recognition, exclusive rights to certain content and much greater financial, marketing and other resources, which may enable them to obtain more favorable terms from third parties, adopt more aggressive pricing and devote more resources to the development of their businesses. If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to gain market share, earn revenue or become profitable.

In the gaming industry in particular, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. We expect competition in these markets to intensify. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition, or if we do not develop (or we are unable to otherwise acquire) consistently high-quality and well-received products and services, we may not be able to gain market share, earn revenue or become profitable. In addition, though many new products and services are regularly introduced in the gaming industry, only a relatively small number of “hit” titles accounts for a significant portion of total revenue for the industry, and the availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. See “Our growth relies on market acceptance” below. Hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations. In addition, we do not have a significant number of titles within our portfolio (whether developed by us or acquired from third parties), and the underperformance of a title may have a significant, adverse impact on our financial results. Our success and our ability to effectively compete depends, in part, on our ability to expand our portfolio of titles, but we may be unsuccessful in developing such titles in a timely manner or at all, and we may face challenges in acquiring such titles due to competition or our inability to secure financing to acquire such titles.

Our industry is subject to significant, rapid changes, and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services.

Rapid changes in our industry require us to anticipate the ways in which our products and services will be competitive in the market and try to predict and prepare for rapid changes in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities. The entertainment industry in general, and the gaming, television and film subindustries thereof in particular, are rapidly evolving, primarily as a result of free content, minimal entry costs for creation and distribution, expanded use of mobile devices and increased demand for content, all of which may prevent us from being able to accurately predict the overall effect that technological growth or new business strategies and delivery models may have on our potential revenue and profitability. In order to remain competitive, we must respond successfully to ongoing changes in consumer behaviors related to entertainment, particularly those behaviors related to the consumption of video and gaming content. Developments in technology have led and are likely to continue to lead to new methods for the distribution of video and gaming content and changes in when, where and how people consume such content. These changes pose risks to the traditional television, film, movie theater and gaming console industries, including, for example, the disruption of the traditional movie theater and television content distribution model by on-demand, streaming and other online and mobile services, which are increasing in number and some of which have significant and growing subscriber/user bases. This has resulted in changes in consumers’ expectations regarding the availability and packaging of video content, their willingness to pay for access to such content, their perception of what quality entertainment is and how much it should cost, and the ease for a consumer to unsubscribe or switch. We believe the coronavirus (“COVID-19”) pandemic, in particular, has accelerated many of these changes, including, in part, due to government stay-at-home orders that have shifted the way in which consumers are able to access entertainment, increasing the demand for on-demand, streaming and other at-home content delivery methods and simultaneously decreasing the demand for out-of-home entertainment, including at movie theaters. We are not able to predict when movie theaters will be reopened, whether consumers will attend these venues at the same levels they previously did, and whether revenues from theatrical releases will be comparable to historical levels. We try to anticipate changes, shifts and challenges, and, as a result, we have invested, and in the future may invest, in new business strategies, technologies, distribution methods, products, and services. These investments may not achieve expected returns and may be insufficient to cover our investment and development costs. Such endeavors may involve significant risks and uncertainties, and the technology we choose to implement, the business strategies we choose to adopt and the products and services that we pursue may not ultimately be successful. If we do not successfully evolve our business in a manner that meets or exceeds user expectations, our business, financial condition, results of operations, cash flow and prospects may be adversely impacted.

Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both. If, on the other hand, we elect not to pursue the development of products incorporating a new technology or for new platforms that achieve significant commercial success, our ability to meet consumer demands and effectively compete in our industry may be adversely affected. Adopting and incorporating new technology or adjusting to a new platform may require significant time and resources to shift product development resources to that technology, platform or business model, as the case may be, and may not enable our products to compete with our competitors’ existing products or platforms. Any failure to successfully adapt to, and appropriately allocate resources among, emerging technologies and to keep pace with rapid technological or other change in the industry could negatively impact our business and prevent us from achieving profitability or sustaining a meaningful market position.

We may not be successful in developing or launching our online direct-to-consumer distribution platform.

We are developing and launching an online direct-to-consumer distribution platform that would both allow us to bring our portfolio of content to market independently and serve as a platform for other content creators (whether filmmakers, makers of video games or otherwise) to self-distribute their content directly to consumers. The development of this platform is a relatively new endeavor for us, and we may not be successful in developing or launching our platform. The market for our platform, both for content creators and consumers, is relatively new and the development and launch of our platform is subject to significant challenges. Our business plan with respect to our distribution platform relies significantly upon our ability to develop the technology and systems underlying our platform, as well as obtaining market acceptance, developing brand recognition and building and growing a base of users of the platform through marketing and user engagement efforts. We may not be successful in any of these efforts, or we may not be able to do so in a timely, cost-effective manner; accordingly, the future prospects for revenue and profitability relating to our distribution platform are uncertain and difficult to evaluate. In addition, our new distribution platform could fail, resulting in the loss of our investment in the development and infrastructure needed to support the platform, as well as the opportunity cost of diverting management and financial resources away from our existing businesses and other opportunities.

We may fail to launch new products and services, in a timely manner or at all, and, when launched, our new products and services may not be commercially successful.

In order for our business plan to succeed over time, we will need to license, acquire, or develop new digital entertainment products and services that can generate additional revenue and diversify our revenue sources. A number of factors, including technological difficulties, government approvals and licenses of intellectual property rights required for launching new products and services, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of any licensed products could result in a delay in launching our new products and services.

There are many factors that may adversely affect the popularity of our new products and services. For example, we may fail to anticipate and adapt to future technological trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate and offer our new products and services at acceptable costs. We cannot assure you that our new products and services will gain market acceptance and become commercially successful. Our inability to license, develop or acquire additional digital entertainment products and services that are commercially successful may impact our ability to effectively compete and will adversely affect our ability to generate revenue and achieve or maintain profitability in the future. If our games, streaming content and other entertainment offerings do not meet consumer expectations, whether because they fail to function as advertised, as consumers expect or otherwise, our sales may suffer, and our business may be negatively impacted.

Our growth relies on market acceptance.

There may not be broad market acceptance of any of our game, television, or film offerings or services, including our online direct-to-consumer distribution platform that we are developing. There also may not be broad market acceptance of our offerings if our competitors offer products or services that are preferred by prospective consumers of our products and services. Consumers consider many factors when evaluating our products relative to those of our competitors, including innovation, ease of use, price, feature sets, functionality, reliability, performance, reputation, and training and support, and we may not compare favorably against our competitors in any or all respects. Our efforts to attract and retain customers and to effectively compete with our competitors may not be successful in the near future, or at all, and our competitors may expend significant resources and otherwise engage in similar efforts that result in their taking of significant market share. If we fail to develop new products and to manage new product introductions and transitions properly, or if our offerings do not receive market acceptance, our costs may not be recouped, and profits may not be realized to the extent anticipated or at all. Revenue from existing or future programming may not replace any loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production, and our business, financial condition, results of operations, cash flow and prospects could be harmed.

Our products may not receive favorable reviews or ratings or perform well, and third parties may not, or may not continue to, do business with us or promote our products or services, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Because the performance of our products, including, in particular, television and film programs, is often directly related to reviews from critics, ratings and other industry experts, poor reviews or ratings may negatively affect future revenue. Our results of operations will depend, in part, on the experience and judgment of our management to select and develop new investment and production opportunities. Our products may not obtain favorable reviews or ratings, and, as a result, third parties may not, or may not continue to, do business with us or promote our products or services. For example, if one or more of our film or television programs receive negative reviews and ratings, broadcasters may not license the rights to broadcast any of programs in development or renew licenses to broadcast the programs in our library, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

Licensed distributors’ decisions regarding the timing or release of and promotional support for our films, television programs and related products are important in determining the success of these films, programs and related products. We do not control the timing and manner in which our licensed distributors distribute our films, television programs or related products. Any decision by those distributors not to distribute or promote one of our films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote us could have a material adverse effort on our business, financial condition, results of operations, cash flow or prospects.

We are subject to product development risks that could result in delays and additional costs, and we must adapt to changes in software technologies.

We depend on our internal development studios and third-party software developers to develop new interactive entertainment software within anticipated release schedules and cost projections. For example, the development cycle for emulated video games, meaning games that can be played on a computing device that emulates a video game console, generally ranges from three months to 12 months, and, for new titles, six months to two years. Therefore, our development costs can be substantial. Since many of our developers have been working from home due to the global COVID-19 pandemic, we have had to implement additional procedural safeguards and other steps in our development process to access proprietary information and content of ours and of our customers and other sensitive components of our business, in order to comply with security protocols within the industry or those established by our customers. Such additional procedural safeguards and other steps have resulted, and may continue to result, for the duration of the COVID-19 pandemic, in some production inefficiency and delays. See “The global COVID-19 pandemic may negatively affect our business, financial condition, results of operations, cash flow and prospects, and these impacts may persist for an extended period of time or become more pronounced” below for a discussion of risks to the Company relating to COVID-19. If we or our third-party developers experience unanticipated development delays, whether in connection with the COVID-19 pandemic or otherwise, financial difficulties or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. Our products may not be sufficiently successful to allow us to recoup these costs or make a profit on these products. In addition, there are substantial risks that there will be no or an insufficient interest in the market for the titles we develop.

Programming errors or flaws in our products or the third party platforms, consoles and other methods through which our products are distributed could harm our reputation or decrease market acceptance of our products, which would harm our operating results.

Our products, including, in particular, our games, or the platforms, consoles and other distribution methods for our content may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch, particularly as we launch new products and release new features to existing products under tight time constraints. We believe that, if consumers have a negative experience with our products, regardless of whether the error or flaw occurs in our products or any third party channels through which our products are distributed, consumers may be less inclined to continue, or resume playing our games or otherwise consuming our content or recommend our products to others. Undetected programming errors, game defects and data corruption can disrupt our operations, adversely affect the consumer experience (including, with respect to players of our games, by allowing other players to gain unfair advantage), harm our reputation, cause consumers to cease playing our games or consuming our other content, divert our resources and delay market acceptance of our products, any of which may subject us to liabilities or adversely impact our operating results.

Declines in consumer spending and other adverse changes in the economy could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Most of our products and services involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income.

This makes our products particularly sensitive to general economic conditions and economic cycles as consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. Adverse economic conditions such as a prolonged general economic downturn, including periods of increased inflation, unemployment levels, tax rates, interest rates or energy prices or declining consumer confidence, can reduce consumer spending. Reduced consumer spending may result in reduced demand for our products and may also require increased selling and promotional expenses, which may have an adverse effect on our business, financial condition, results of operations, cash flow and prospects. In addition, uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing our products, increase the cost and availability of sources of financing, and increase our exposure to material losses from bad debts. If difficult economic conditions continue to persist or worsen in the future, our business, financial condition, results of operations, cash flow and prospects could be adversely affected.

We are particularly susceptible to adverse economic and other developments in Vancouver, British Columbia.

The Company’s business plan is particularly focused on the film and entertainment market of Vancouver, British Columbia, and, in this regard, a significant portion of the Company’s business operations, including a significant portion of the Company’s developers and other personnel, are concentrated in Vancouver. As a result, the Company is particularly susceptible to adverse changes in market conditions, catastrophic events and other unforeseen developments affecting Vancouver and its surrounding areas, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects. Accordingly, our operations and prospects are more susceptible to regional economic and other conditions than our competitors that are more geographically diversified.

Companies and governmental agencies may restrict access to our website, other websites that carry our products, mobile applications or the internet, generally, which could lead to losses or slower growth due to the effects such restrictions may have on our customer base.

In general, consumers need to access the internet and platforms such as Facebook, Apple, Google, our website, the websites of our partners or entities controlled by us or mobile applications in order to play the games or access the other content we offer or expect to offer in the future. Companies and governmental entities outside of the U.S. and Canada may block or restrict access to these sites or applications or the internet generally for a number of reasons, including, for example, confidentiality, security or a determination that greater regulatory oversight is required, or companies may adopt policies that restrict the ability of employees to access websites and applications. If companies or governmental entities outside of the U.S. and Canada block, limit or otherwise adopt restrictive policies or regulations which materially interfere with the ability of consumers to play our games or access our other content, our business and operations will be negatively affected.

Our business is subject to our ability to develop commercially successful products for the current video game platforms.

We are a provider of video game products primarily for the casual-game consumer and have published video games for interactive entertainment hardware platforms. The success of our business is, in part, subject to the continued popularity of these platforms and, to the extent such platforms maintain popularity, our ability to develop commercially successful products for these platforms.

Video game hardware manufacturers set the royalty rates and other fees that we must pay to provide games for their platforms and, therefore, have significant influence on our costs. If one or more of these manufacturers change their fee structure, our business, financial condition, results of operations, cash flow and prospects may be materially impacted.

In order to provide products and service for a video game system, we must obtain a license from third-party platform manufacturers, such as Nintendo, Sony and Microsoft, which give these companies the opportunity to set the fee structure that we must pay in order to provide games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online purchases of games, online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, margins and, ultimately, our ability to become profitable, as well as our ability to effectively compete. Accordingly, any increase in fee structures could adversely affect our business, financial condition, results of operations, cash flow and prospects.

The global COVID-19 pandemic may negatively affect our business, financial condition, results of operations, cash flow and prospects, and these impacts may persist for an extended period of time or become more pronounced.

The spread of COVID-19 and the recent developments surrounding the global pandemic, including governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic, may have negative impacts on our business. The extent to which the pandemic impacts our business, financial condition, results of operations, cash flow and prospects, including the duration and magnitude of such effects, will depend on numerous evolving factors that we may not be able to accurately predict or assess, including the duration and scope of the pandemic; its impact on global and regional economies and economic activity, including the duration and magnitude of its impact on unemployment rates and consumer spending; and its short- and longer-term impact on consumer behavior and levels of consumer confidence. A reduction in consumer spending as a result of any of the foregoing may result in reduced demand for our products, which may have an adverse effect on our business, financial condition, results of operations, cash flow and prospects. See “Declines in consumer spending and other adverse changes in the economy could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects” above.

The third parties with which we do business, including those that license content to us, have had their operations altered or temporarily suspended. To the extent the resulting economic disruption is severe, we could see some of our third-party providers go out of business, resulting in supply constraints and increased costs or delays to our products and services. Such production pauses may cause us to, among other things, temporarily have less new content available in future periods, which could negatively impact consumer demand for our services, as well as retention of our existing customers. Temporary production pauses or permanent shutdowns in production could result in content asset impairments or other charges and will change the timing and amount of cash flows associated with production activity.

Our ability to grow our company may also be harmed by COVID-19. For example, the impact of COVID-19 on the financial markets may make it more difficult for us to secure financing necessary to finance our existing operations and pursue potential strategic acquisitions or other opportunities to grow our business, and after the pandemic subsides, any such acquisitions or other opportunities may no longer be available, including because such opportunities have been pursued by our competitors or because such opportunities may be too costly or time-consuming for us to pursue at that time. In addition, as a result of the risks described above, we may be required to raise additional capital, and our access to and the cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects, and the outlook for the industries that we serve as a whole. Further, the impact of COVID-19 on the financial markets, including its negative impact on the price of our common shares, and our business may adversely affect our ability to raise funds through equity financings, including the terms of, and the willingness of investors to participate in, any such equity financings. See “Security breaches involving the source code for our products or other sensitive and proprietary information could adversely affect our business” below for a discussion of the impact of COVID-19 on our security protocols and the risks associated therewith. The COVID-19 pandemic has accelerated many of the trends in the industry, including those changes related to evolving consumer behaviors surrounding the ways in which consumers access and, in the future, expect to access content. If we are unable to rapidly grow or evolve our business in order to respond to those changes, whether due to our inability to secure financing for acquisitions or otherwise, we may be unable to attract and retain customers and otherwise effectively compete in our industry, and our business, financial condition, results of operations, cash flow and prospects could be adversely affected. See “Our industry is subject to significant, rapid changes, and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services” above.

To the extent COVID-19 or any worsening of the global business and economic environment as a result thereof adversely affects our business, financial condition, results of operations, cash flow and prospects, it may also have the effect of heightening many of the other risks described under the caption “Risk Factors” in this Report on Form 20-F.

Under International Financial Reporting Standards, we will not be able to consolidate our financial statements with the financial statements of companies in which we own minority equity ownership interests.

Under International Financial Reporting Standards (“IFRS”), we account for our minority equity ownership interests in businesses in which we own 50% or less of the equity ownership and have no substantial influence over the management of the businesses. Under IFRS, we report such minority equity ownership interests as assets on our balance sheet at fair market value. However, IFRS does not permit the consolidation of our financial statements with the financial statements of companies in which we own minority equity ownership interests. As such, we are not be allowed to consolidate into our financial statements any portion of the revenues, earnings or assets of companies in which we own minority equity ownership interests, such as Waterproof Studios Inc. (“Waterproof”), in which we hold a 49% interest. We currently provide limited financial information about Waterproof in our filings with the SEC.  Since we do not control Waterproof, we cannot guarantee that Waterproof will in the future provide us with copies of its financial statements, on a timely basis or at all.  Our inability to obtain audited financial statements of Waterproof could adversely affect our ability to evaluate the results of operations of Waterproof and the value of our investment in Waterproof and to provide financial information about Waterproof in our filings with the SEC.  Accordingly, investors may not be able to appropriately evaluate the results of operations of Waterproof or businesses in which we own minority equity interests in the future, which could materially adversely affect market perception of and investors’ ability to evaluate our business, financial condition, results of operations, cash flow and prospects and, consequently, the trading price of our common shares.

Fluctuations in the value of the U.S. dollar relative to the Canadian dollar may adversely affect our business.

Fluctuations in the value of the U.S. dollar or the Canadian dollar can be expected to affect our business. During 2020 and continuing into 2021, the U.S. dollar has remained strong in comparison to the Canadian dollar. As of February 26, 2021, the exchange rate was one Canadian dollar to US$1.2685.  A continued strong U.S. dollar relative to the Canadian dollar may create attractive business opportunities with third parties in the U.S. with which we currently do, or, in the future, may do, business. We cannot predict future changes in these exchange rates, and any future weakening of the U.S. dollar relative to the Canadian dollar may make our business less attractive to those U.S.-based third parties and less competitive with U.S.-based companies in our industry.

Also, the revenue we received at and for the year ended November 30, 2020 was denominated in U.S. dollars, while most of our operating expenses are incurred in Canadian dollars. In preparing our financial statements, certain financial information is required to be translated from U.S. dollars to Canadian dollars.  If the U.S. dollar weakens against the Canadian dollar, such currency translation could adversely affect our revenues, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Currently, we do not engage in foreign currency hedging transactions to protect us against fluctuations in future exchange rates, in particular, between the U.S. dollar and the Canadian dollar, and we may be more adversely affected by any such currency fluctuations than our competitors that engage in hedging transactions.  If we engage in hedging transactions in the future, we may expose ourselves to risks associated with such transactions, which may not eliminate any adverse impact of future currency fluctuations on our business, financial condition, results of operations, cash flow and prospects.

Changes in tax laws or tax rulings could materially affect our effective tax rates, financial position and results of operations.

The tax regimes to which we are subject or under which we operate is unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes, non-income taxes (such as payroll, sales, use, value-added, net worth, property and goods and services taxes), or tariffs related to the import or export of our offerings, could materially affect our financial position and results of operations. Any significant changes to our effective tax rate or the imposition of significant tariffs on our products may result in a material adverse consequence on our business, financial condition, results of operations, cash flow and prospects.

We cannot guarantee that we will be able to claim investment tax credits in Canada.

Canadian regulations provide for tax credits to companies that support multimedia, e-commerce and research and development in Canada, including gaming, applications and other aspects of the entertainment industry. Those tax credits and other government incentives are important components of our growth strategy.  If governmental authorities in Canada, and, in particular, in British Columbia, were to reduce or discontinue the tax credits available in respect of those activities, we may be unable to pursue our growth strategy.

As a company in the early stages of our development, we rely upon our management team; our future success depends significantly on their continued service and performance, as well as our ability to hire and retain additional competent and skilled management and technical and other personnel.

Our executive officers who are responsible for our management functions and are responsible for strategic development, financing and other critical functions. Our future success depends significantly on their continued service and performance and the expansion of our management team. The departure, death, disability or other extended loss of services of any member of our management team, particularly with little or no notice, could cause delays on projects, frustrate our growth prospects and could have an adverse impact on our client and industry relationships, our project exploration and development programs, other aspects of our business and our financial condition, results of operations, cash flow and prospects.

Our success, growth prospects, and ability to capitalize on market opportunities also depend to a significant extent on our ability to identify, hire, motivate and retain qualified managerial personnel, including additional senior members of management, and creative and technical personnel in a competitive job market. We expect competition for personnel with the specialized creative and technical skills needed to create our products and provide our services will continue to intensify in the future. Our competitors may be able to offer a work environment with higher compensation or more opportunities to work with cutting-edge technology than we can. Any new personnel we hire may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to retain our key personnel or appropriately match skill sets with our needs, we would be required to expend significant time and financial resources to identify and hire new qualified personnel and to transfer significant internal historical knowledge, which might significantly delay or prevent our growth and the achievement of our business objectives.

Our management team has limited experience managing a public company.

Members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies, including regulatory oversight and public reporting obligations under the federal securities laws. These obligations will require significant attention from our management and could divert their attention away from the day-to-day management of our business. In the event that members of our management team are not successful or efficient as managers of a public company, this could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects. See also “As a company in the early stages of our development, we rely upon our management team; our future success depends significantly on their continued service and performance as well as our ability to hire and retain additional competent and skilled management, technical sales and other personnel” above.

We may not be able to manage our potential growth.

For us to succeed, our business needs to experience significant expansion, including by adding to our senior management team. See “As a company in the early stages of our development, we rely upon our management team; our future success depends significantly on their continued service and performance as well as our ability to hire and retain additional competent and skilled management, technical sales and other personnel” above. We may not achieve this expansion. This expansion, if accomplished, may place a significant strain on our management, operational and financial resources. To manage any material growth, we will be required to implement additional operational and financial systems, procedures and controls. We will also be required to expand our finance, administrative and operations staff. Our current and planned personnel, systems, procedures, controls and infrastructure may not be adequate to support our future operations at any increased level. Our failure to manage growth effectively could give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity, any of which may adversely affect our ability to compete effectively and otherwise have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

We use a limited number of suppliers.

We rely on a limited number of suppliers for hardware, software, and film and gaming production equipment. While other sources of supply do exist for this equipment, an unexpected disruption in supply or an increase in pricing could have a negative impact on our earnings.

Our results of operations may fluctuate significantly as to our film operations depending upon the timing of television shows and films delivered or made available to various media.

Results of operations with respect to our production and distribution of film and television operations for any periods are significantly dependent upon the number and timing of television programs and films delivered or made available to various media. Although traditions are changing, due in part to increased competition from streaming and other on-demand content delivery methods, broadcasters have traditionally made most of their annual programming commitments between February and June, such that new programs can be ready for telecast at the start of the broadcast season in September, or, in the case of midseason replacements, in January. Because of the annual production cycle, any revenues from our film and television operations may not be earned on an even basis throughout the year and may fluctuate materially from quarter to quarter. Consequently, our results of operations for any one period may not necessarily be indicative of our results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

In light of governmental stay-at-home orders in the wake of COVID-19, there have been production delays in television and film programming, and we are not able to predict when production will resume or return to normal levels, and in some cases, whether production will resume at all.  As a result, we cannot predict the manner or the extent to which such production delays will impact the traditional annual production cycle for television and film programs and any resulting impact on our business, financial condition, results of operations, cash flow and prospects.

Our business is subject to a variety of U.S., Canadian and other laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the U.S., Canada and elsewhere, including laws regarding consumer protection, intellectual property, data protection, export and national security, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S. and Canada. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. It is also likely that, if our business grows and our games are played or our other content is accessed in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. We are potentially subject to a number of laws and regulations of the U.S., Canada and other jurisdictions that affect the offering of certain types of content, such as that which depicts violence, many of which are ambiguous, still evolving and could be interpreted in ways that could harm our business or expose us to liability. In addition, certain of our games may become subject to gambling-related rules and regulations and expose us to civil and criminal penalties if we do not comply.

It is difficult to predict how existing laws, as well as new laws to which we may become subject, will be applied to our business. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, our operations could be temporarily or indefinitely suspended, and we may be forced to implement changes to our business model or other aspects of our operations. This may require us to expend substantial resources or to modify our products, which would harm our business, financial condition, results of operations, cash flow and prospects. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, results of operations, cash flow and prospects.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the U.S., Canada and elsewhere that could restrict the online and mobile industries, including as to data privacy, advertising, taxation, content suitability, copyright, distribution and antitrust matters. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase, and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency and banking institutions may be interpreted to cover virtual currency or goods. If that were to occur we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S., Canada or elsewhere regarding these activities may limit the growth of social game services and other aspects of the industry in which we operate and impair our business.

We may be involved in legal proceedings that may result in adverse outcomes.

From time to time, we may be involved in claims, suits, government investigations, audits and proceedings arising from the ordinary course of our business or otherwise. The nature of any such claims, suits, government investigations, audits and proceedings are inherently uncertain, and their results cannot be predicted with certainty. An adverse resolution in litigation, including litigation or other actions brought by our shareholders, customers, governmental authorities or another third party, could result in substantial damages or otherwise negatively impact our business, reputation and financial condition. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of negative publicity, legal costs, diversion of management resources and other factors.

Risks Related to Intellectual Property and Personal and Proprietary Information

We depend on protection afforded by trademarks and copyrights to protect our intellectual property.

We hold a number of trademarks and copyrights relating to certain significant products, and, as part of our growth strategy, we expect to continue to pursue the registration of and acquire intellectual property rights, including trademarks and copyrights, for products we develop and to license intellectual property from third parties for use in our business. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights and regard such protection as critical to our success.  The contractual arrangements and other steps we have taken to protect our intellectual property are expensive and time-consuming and may not result in intellectual property registrations or may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others. Existing trade secret, copyright and trademark laws offer only limited protection and do not account for common law claims. Furthermore, the monitoring and enforcement against the unauthorized use of our intellectual property rights, including those rights licensed to us by third parties, could entail significant expenses and could prove difficult or impossible. For example, if litigation is necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others, any litigation of that nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources. If we fail to maintain, protect and enhance our intellectual property rights, our business, financial condition, results of operations, cash flow and prospects may be harmed.

In addition, the laws of countries in which we may choose to market our products may afford little or no effective protection of our owned or licensed intellectual property. If we lose some or all of our intellectual property rights, or if any intellectual property rights that we may develop or acquire in the future prove to be deficient, our business may be materially adversely affected.

We rely on the availability of licenses to intellectual property of third parties, which exposes us to risks over which we have little or no control.

Our ability to provide consumers with content they are seeking depends, in part, upon licenses of intellectual property from third parties. The terms and conditions of such licenses vary, and third parties may be unable or unwilling to provide or continue to provide us with valid licenses to the content we seek to distribute or rights to use their other intellectual property, on terms acceptable to us or at all. If third parties are not or are no longer willing or able to provide such licenses on terms acceptable to us, our ability to provide content to consumers and continue to compete in our industry may be adversely affected and/or our costs could increase.

In addition, a third party may assert that we or our end customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. The inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could adversely affect the content we are able to offer and the overall consumer experience and could otherwise disrupt our business.

Any of these events could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Intellectual property claims may increase our costs or require us to cease selling affected products, which could adversely affect our business, financial condition, results of operations, cash flow and prospects.

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties may still allege infringement. These claims and any litigation resulting from these claims may be time-consuming and costly to defend, divert management attention, and result in damage awards payable by us. They could also prevent us from selling the affected product or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product or prevent us from utilizing important technologies, ideas or formats.

Third parties with which we do business process, store and use personal information and other data of consumers of our content, and, as we implement our growth strategy, we may process, store and use such consumer data, which may subject us to governmental regulation and other legal obligations related to privacy and data security, and such third parties’ or our actual or perceived failure to comply with such obligations could harm our business.

Third parties with which we do business receive, store and process personal information and other data of consumers of our content.  As we implement our growth strategy, we may receive, store and process such personal information and consumer data in connection with the provision of our products and services. There are numerous federal, state and local laws around the world regarding privacy and data protection and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, including but not limited to Regulation (EU) 2016/679 (also known as the General Data Protection Regulation or GDPR) and the California Consumer Privacy Act of 2018 (also known as the CCPA).  The scope of privacy and data protection laws is constantly evolving, the laws are subject to differing interpretations, and there may be inconsistencies between jurisdictions or conflicts with other rules or codes of conduct to which we are subject or agree to comply. Although we strive to comply with applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, and notwithstanding the views of third parties with which we do business that they comply with such laws, policies, legal obligations and industry codes of conduct, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, our practices or the practices of third parties with which we do business.  The costs of compliance with these laws, policies, legal obligations and codes may be significant and may increase in the future. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, including under applicable security protocols, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers to lose trust in us, which could have an adverse effect on our reputation and business, including our relationships with third parties with whom we do business. Additionally, if third parties we work with, such as customers, vendors or developers, violate applicable laws or our policies, such violations may also put our customers’ information at risk and could in turn have an adverse effect on our business.

In addition, many jurisdictions have laws, including but not limited to the GDPR and CCPA, that require minimum information security standards that are often vaguely defined and may be difficult to implement, and that create potential significant liability for failure to meet those standards. Many jurisdictions also have laws requiring notification to individuals and certain regulators when there is a security breach involving personal information. The costs of compliance with these laws may be significant and may increase in the future, and any failure or perceived failure by us to comply with these laws may subject us to significant liability. Responding to a security breach involving personal information often requires significant resources and costs, and could cause consumers to lose trust in us, which could have an adverse effect on our reputation and business, including our relationships with third parties with whom we do business.

Security breaches involving the source code for our products or other sensitive and proprietary information could adversely affect our business.

We store the source code for our interactive entertainment software products as it is created, as well as other sensitive and proprietary information. A breach, whether physical, electronic or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of our software. In addition, certain parties with whom we do business are given access to our sensitive and proprietary information in order to provide services and support our team, and certain third parties also license or otherwise provide us with rights to use their intellectual property. These third parties or our own employees may misappropriate our information or the third-party intellectual property used in our business and engage in unauthorized use of it. If we are subject to data security breaches, we may suffer a loss in sales, increased costs arising from the restoration or implementation of additional security measures, litigation or other legal action and reputational damage, which could materially and adversely affect our business, financial condition, results of operations, cash flow and prospects. Any theft and/or unauthorized use or publication of our or third parties’ intellectual property, including trade secrets, and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of our products and could adversely affect our relationships with third parties that may be critical to our future success. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and also due to the expanding use of technology-based products and services by us and consumers of our products and services. In the wake of COVID-19, these risks may be more likely to materialize and may be more severe if they occur, as our workforce as well as the workforces of the third parties with whom we have business relationships spend a significant amount of time working from home, where data networks may be less secure. The safeguards we have in place or may implement in the future may not prevent all unauthorized infiltrations or breaches, and we may suffer losses related to a security breach in the future, which losses may be material.

The proliferation of “cheating” programs and scam offers that seek to exploit our games and players affects the game-playing experience and may lead players to stop playing our games.

Unrelated third parties have developed, and may continue to develop, “cheating” programs that enable players to exploit our games, play them in an automated way or obtain unfair advantages over other players who do play fairly. These programs harm the experience of players who play fairly and may disrupt the virtual economy of our games. In addition, unrelated third parties attempt to scam our players with fake offers for virtual goods. We devote significant resources to discover and disable these programs and activities, and if we are unable to do so quickly our operations may be disrupted, our reputation damaged and players may stop playing our games. This may lead to lost revenue from paying players, increased cost of developing technological measures to combat these programs and activities, legal claims relating to the diminution in value of our virtual currency and goods, and increased customer service costs needed to respond to dissatisfied players.

Risks Related to Our Common Shares

We may not be able to maintain our listing on the Nasdaq Capital Market.

Our common shares trade on the Nasdaq Capital Market. Following the Business Combination in August 2018, we were required to establish compliance with the Nasdaq initial listing requirements, which we did in October 2018. Nasdaq has continued listing requirements that we must meet to avoid delisting. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (1) a minimum stockholders’ equity of $2.5 million; (2) a market value of listed securities of $35 million; or (3) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three fiscal years. Our results of operations and our fluctuating share price directly impact our ability to satisfy these listing standards. In the past, we have received written notices from Nasdaq for failing to meet its continued listing requirements, including our failure to hold an annual meeting of shareholders within 12 months of the end of our fiscal year ended November 30, 2018. Although we have regained compliance with Nasdaq’s continued listing standards, there can be no assurance that we will remain in compliance in the future. If we are unable to maintain these listing standards, we may be subject to delisting.

A delisting from Nasdaq would result in our common shares being eligible for quotation on the over-the-counter market, which is generally considered to be a less efficient trading system than listing on markets such as Nasdaq or other national exchanges because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage.  A delisting from Nasdaq could also result in a determination that our common shares are “penny stock,” which would require brokers trading in our common shares to adhere to more stringent rules. These factors could reduce the level of trading activity in the trading market for our common shares and contribute to lower prices and larger spreads in the bid and ask prices for our common shares.

Future capital raising efforts may be dilutive to our shareholders, result in increased interest expense in future periods or depress our share price.

In order to finance our operations, we have raised funds through the issuance of common shares and securities convertible into common shares, and we may do so again in the future. Any such offering in the future may have a dilutive effect on our earnings per share and/or book value per share. The actual amount of dilution, if any, cannot be determined at this time and will be based on numerous factors. In the future, we may issue common shares in connection with investments or acquisitions. The number of common shares issued in future offerings, including those issued in connection with an investment or acquisition, could be material. We cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into or exercisable or exchangeable for common shares, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect the market price of our common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, our investors may suffer dilution of their investment.

The right of RDL Realisation PLC to participate in future offerings by us could impair our ability to raise capital.

As previously disclosed in our filings with the SEC, in the event we issue any equity securities or securities convertible into equity securities, subject to limited exceptions, RDL Realisation PLC (formerly Ranger Direct Lending Fund, PLC) (“Ranger”) has the right, pursuant to the terms of the forbearance agreement between Ranger and us (the “Forbearance Agreement”), to participate in the offering of such securities such that Ranger may maintain its proportional ownership interest in us immediately prior to the completion of such offering. The existence of Ranger’s right of participation in connection with future issuances may require us to issue securities to Ranger in connection with any such issuance of equity securities or securities convertible into equity securities and may deter potential investors from providing us needed financing, or may deter investment banks from working with us, which may have a material adverse effect on our ability to obtain financing.

The price of our common shares may be volatile or may decline regardless of our operating performance.

The market price for our common shares may be highly volatile. In addition, the market price of our common shares may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

●variations in our financial results or those of companies that are perceived to be similar to us;

● actions by us or our competitors, such as sales initiatives, acquisitions or restructurings;

● additions or departures of key management personnel;

● legal proceedings involving us, our industry, or both;

●changes in our capitalization, including future issuances of our common shares or the incurrence of additional indebtedness;

●changes in market valuations of companies similar to ours;

● the prospects of the industry in which we operate;

● actions by our shareholders;

● speculation or reports by the press or investment community with respect to us or our industry in general;

●general economic, market and political conditions; and

●other risks, uncertainties and factors described under the caption “Risk Factors” in this Annual Report on Form 20-F.

The stock markets in general have often experienced volatility, including, most recently, in the wake of COVID-19, that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of our common shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, financial condition, results of operations, cash flow and prospects, and on the market price of our common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; any failure to establish and maintain adequate internal controls and/or disclosure controls or to recruit, train and retain necessary accounting and finance personnel could have an adverse effect on our ability to accurately and timely prepare our financial statements and otherwise make timely and accurate public disclosure.

As a public operating company, we incur significant administrative, legal, accounting and other burdens and expenses beyond those of a private company, including public company reporting obligations, both in the U.S. and under applicable Canadian national and provincial securities laws and regulations, and Nasdaq listing requirements. In particular, we have needed, and continue to need, to enhance and supplement our internal accounting resources with additional accounting and finance personnel with the requisite technical and public company experience and expertise to enable us to satisfy such reporting obligations. Currently, we rely upon the services of third parties for our accounting and financial reporting functions, which third-party arrangements create additional monitoring obligations and have the potential to increase risk in the system of internal control. Any failure to maintain an effective system of internal controls (including internal control over financial reporting) could limit our ability to report our financial results accurately and on a timely basis, or to detect and prevent fraud and could expose us to regulatory enforcement action and shareholder claims.

Furthermore, we are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a non-accelerated filer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, but we are required to document and test our internal control procedures and prepare annual management assessments of the effectiveness of our internal control over financial reporting. Therefore, our internal controls over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements, which may adversely impact market perception of our business and our common shares. Our assessments must include disclosure of identified material weaknesses in our internal control over financial reporting. The existence of one or more material weaknesses could affect the accuracy and timing of our financial reporting. Testing and maintaining internal control over financial reporting involves significant costs and could divert management’s attention from other matters that are important to our business. Additionally, we may not be successful in remediating any deficiencies that may be identified. If we are unable to remediate any such deficiencies or otherwise fail to establish and maintain adequate accounting systems and internal control over financial reporting, or we are unable to continue to recruit, train and retain necessary accounting and finance personnel, we may not be able to accurately and timely prepare our financial statements and otherwise satisfy our public reporting obligations.

In 2019, we identified a material weakness in our internal controls, and such weakness may continue or additional material weaknesses may occur in the future. Specifically, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of November 30, 2019. Based on this assessment, our management concluded that, as of November 30, 2019, our internal control over financial reporting was not effective. Specifically, based on management’s assessment, we lack adequate oversight related to the development and performance of internal controls, and, due to the limited number of personnel in the Company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight. Furthermore, our management concluded that, as of November 30, 2019, our disclosure controls were not effective because of the material weakness in our internal control over financial reporting. Additionally, we face difficulties in obtaining information, including on a timely basis, with respect to LBI prior to the Business Combination, as well as Waterproof, for purposes of making financial and other public disclosure. These difficulties have also adversely affected our ability to timely file tax returns. We have not yet satisfactorily addressed these difficulties and have not yet remediated the weaknesses in our internal controls over financial reporting.  Any inaccuracies in our financial statements or other public disclosures (in particular, if resulting in the need to restate previously filed financial statements), or delays in our making required SEC filings, whether as a result of the lack of effectiveness of our internal control over financial reporting or disclosure controls and procedures or otherwise, could have a material adverse effect on the confidence in our financial reporting, our credibility in the marketplace and the trading price of our common shares.

Our management team must continue to adapt to other requirements of being a public company. We need to devote significant resources to address these public company-associated requirements, including compliance programs and investor relations, as well as our financial reporting obligations. We incur substantial legal and financial compliance costs as a result of complying with these rules and regulations promulgated by the SEC. We are also required to simultaneously comply with applicable Canadian national and provincial securities laws and regulations, which result in legal, accounting and other related costs and make some activities more time-consuming and costly.

We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on Nasdaq.

Although we are subject to the periodic reporting requirements under the Exchange Act, the periodic disclosure required of “foreign private issuers” (as defined in Rule 405 under the Securities Act) is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the U.S., and we are exempt from certain other sections of the Exchange Act to which U.S. domestic registrants would otherwise be subject. See “We could lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us” below. In addition, our executive officers, directors and large shareholders are not obligated to file reports under Section 16 of the Exchange Act, and certain of the governance rules and shareholder approval rules imposed by the Nasdaq are inapplicable to us.

We could lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, if more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the U.S., we must not have any of the following: (1) a majority of our executive officers or directors being U.S. citizens or residents, (2) more than 50% of our assets being located in the U.S., or (3) our business being principally administered in the U.S. If we were to lose our foreign private issuer status:

●we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD, the Section 16 disclosure and short swing-profit rules and the requirement to file proxy solicitation materials on Schedule 14A or 14C in connection with meetings of our shareholders;

●we would be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;

●we would be subject to additional restrictions on offers and sales of securities outside the U.S., including in Canada; and

●we would lose the ability to rely upon certain exemptions from the Nasdaq corporate governance requirements that are available to foreign private issuers.

If we cease to qualify as a foreign private issuer, our regulatory and compliance costs may increase significantly in order to comply with the requirements discussed above.

If we were to be a passive foreign investment company for U.S. federal income tax purposes, U.S. holders of our common shares (or securities exercisable for or convertible into our common shares) may suffer adverse tax consequences.

If 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes.  Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income.  Once treated as a PFIC for any taxable year, a foreign corporation will generally continue to be treated as a PFIC for all subsequent taxable years for any U.S. shareholder who owned shares of the foreign corporation when it was treated as a PFIC.  If we were to be a PFIC, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or “QEF,” or a “mark-to-market” election, “excess distributions” to such U.S. shareholder, and any gain recognized by such U.S. shareholder on a disposition of our common shares, would be taxed in an unfavorable way.  Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply.  In addition, gains on the sale of our common shares would be treated in the same way as excess distributions.

The tests for determining PFIC status are applied annually.  We currently do not expect to be a PFIC for our current and future taxable years.  However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, we may become a PFIC for our current taxable year or any future taxable year.  If we do become a PFIC in the future, U.S. shareholders who hold common shares during any period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made timely QEF or mark-to-market elections or certain other elections.  We do not currently intend to prepare or provide the information that would enable our common shareholders to make a QEF election.

If we do become a PFIC for our current taxable year or any future taxable year, in addition to U.S. holders of our common shares, a U.S. holder of our securities exercisable for or convertible into our common shares during any year in which we are a PFIC would be adversely affected under the foregoing rules even if we cease to be a PFIC.  Such U.S. holders should consult their own tax advisers concerning the potential application of the PFIC rules to their investment.

We have never paid cash dividends on our common shares, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common shares and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our common shares will be the sole source of gain for the foreseeable future. There is no guarantee that our common shares will appreciate in value or even maintain the price at which a shareholder purchased such shareholder’s shares.

Provisions in our articles may prevent efforts by our shareholders to effect a change of control of our company or a change in our management.

Our articles provide for our board of directors to be divided into three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by our shareholders. Because we have a staggered board, our shareholders may be prevented from replacing a majority of our board of directors at any annual meeting, which may entrench management and discourage unsolicited shareholder proposals that may be in the best interests of our shareholders. In addition, the staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

We are incorporated in British Columbia, Canada, and all but one of our directors and officers live in Canada, and all of the Company’s assets are in Canada; therefore, investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

We are a company incorporated under the laws of British Columbia. Currently, all but one of our directors and officers are residents of Canada and all our assets and operations are located outside of the U.S. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the U.S., including actions predicated upon the civil liability provisions of the U.S. federal securities laws. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., we and our insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. There is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or our insiders predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or our insiders predicated upon the U.S. federal and state securities laws. Therefore, our shareholders in the U.S. may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and other similar legal complaints.

Item 4. – Information on the Company

A.History and development of the Company.

1.The legal name of the Company is “Liquid Media Group Ltd.”

2.The Company was incorporated under the Company Act (British Columbia) on February 4, 1986 under the name “2060 Investments Ltd.”  On May 21, 1986, the Company changed its name to “Camfrey Resources Ltd.”  On March 16, 1993, the Company changed its name to “Brio Industries Inc.,” and on October 25, 1999, the Company changed its name to Leading Brands, Inc. On August 10, 2018, the Company changed its name to “Liquid Media Group Ltd.”

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

3.The Company is a corporation incorporated under the laws of the province of British Columbia, Canada, and is governed by the Business Corporations Act (British Columbia). The head office of the Company is located at #202, 5626 Larch Street, Vancouver, BC, V6M 4E1; Tel: 604-602-0001

4.During the Company’s fiscal year ended November 30, 2020, the Company realized several material changes to both its organizational structure as well as the nature of its business.

●In December 2019, the Company announced the launch of Iridion 3D and its sequel, Iridion II on Steam for PC.

●In January 2020, Jesse Sutton, a consultant of the Company and a director of Majesco, filed a lawsuit in the Supreme Court of British Columbia against the Company for approximately $400,000 for unpaid consulting fees, US$500,000 for the unpaid cash consideration for the purchase of 51% interest in Majesco, and a payment for the difference between US$500,000 and the value of the Company’s shares issued on the purchase of the 51% interest in Majesco.  On August 31, 2020, a settlement agreement had been reached as described in     8(B) Significant Changes     .

●The Company held its annual shareholder meeting on February 4, 2020, at which the Class III directors were elected and Davidson & Company LLP were appointed as the auditors for the ensuing year.  Accordingly, the Company’s violation of the NASDAQ listing require regarding the holding of an annual shareholder meeting was remedied.

●In February 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company in relation to the issuance of a share certificate for 59,706 common shares of the Company, 32,149 of which the consultant states is owing to him and general and special damages in relation to the shares. In May 2020, the Company settled this lawsuit for $68,937 (US$50,000).

●In February 2020, the Company acquired a portfolio of assets for $4,464,885 (US$3,325,000).  The acquired assets include the streaming platform Reelhouse, a self-distributed video content platform for independent filmmakers, and tools such as Slipstream, a Subscription Video on Demand (“SVOD”) service that focuses on curated action sports stories.

●In March 2020, the Company announced the launch of a new chapter of Ancient Aliens mobile game in partnership with A+E Networks.

●In March 2020, the Company announced the addition of Andrew Kaplan, a capital markets strategist, to its advisory board.  The Company granted 25,000 stock options with an exercise price of US$2.55 and a term of five years to Mr. Kaplan in connection with his appointment.

●In April 2020, the Company announced the addition of Michael Timothy Doyle, a veteran interactive entertainment industry production executive, to its advisory board.  The Company granted 25,000 stock options with an exercise price of US$2.55 and a term of five years to Mr. Doyle in connection with his appointment.

●In May 2020, the Company successfully launched the two-day New Faces New Voices 2020 Film Festival on the recently acquired ReelhouseLive platform.

●In July 2020, the Company announced they partnered with Invoke, the creators of Hootsuite, and Arkitek Creative to transform and advance the Company’s streaming platform.

●In August 2020, the Company partnered with Arcana Studios whereby Arcana will create animated content for the Company’s streaming platform.

●In August 2020, the Company retained Novus Merchant Partners Inc. (“Novus”) as its capital markets advisor.  Novus will assist the Company in developing, implementing and executing on its business strategy of consolidating and vertically integrating intellectual property (IP) rights with production capabilities to leverage innovative technology as well as owned IP into full media franchises. As part of its mandate, Novus will act as financial advisor to the Company on strategic M&A transactions.

●In August 2020, the Company announced the ongoing addition of content to its Reelhouse Animation Playlist, the Company’s Video on Demand (“VOD”) service focusing on beautifully crafted animated stories. This latest growth to the Reelhouse content library comes via a partnership with Arcana Studios (“Arcana”), an entertainment company founded by Sean O’Reilly in 2004. In what is mutually envisioned to be the first step in a multi-stage partnership between the two companies, Arcana has agreed to contribute to the expanding Reelhouse animation playlist content library. Arcana is also continuing to build a pipeline of intellectual property that the Company aims to offer via its Reelhouse platform.

●In August 2020, the Company nominated mergers and acquisitions (M&A) strategist Andrew Kaplan to the Board of Waterproof Studios Inc. (“Waterproof”), in which the Company holds a 49% interest. Mr. Kaplan plans to lead a strategic review of the Waterproof asset with the aim to maximize capabilities and long-term value for Liquid shareholders. Pursuant to the shareholders’ agreement among Waterproof and its shareholders, the Company is entitled to determine three out of the six Board members of Waterproof. Andrew Kaplan replaced Charles Brezer, the Company’s President, on the Waterproof Board.

●In September 2020, the Company partnered with Polycade, the connected arcade platform invented by the son of Atari co-founder Nolan Bushnell, whereby the Company will make available all of its retro gaming titles on the Polycade Game Store which is launching in the fall of 2020.

●In October 2020, the Company announced that it had completed emulation of four retro video games, completing the commercialization process and advancing the monetization phase. The games -- Kwirk, Dirt Trax FX, Blast Works: Build, Trade, Destroy, and BlowOut -- are rolling out worldwide on popular PC platforms including Xbox and Steam. To make these titles rapidly available for gamers around the globe, the Company joined forces with Throwback Entertainment Inc. as publisher, expanding the existing relationship between the two companies. The Company will also publish Dirt Trax FX via its partnership with Polycade.

●In October, 2020, the Company announced that it had partnered with Eventival to offer a direct-to-consumer solution to help filmmakers monetize their creative works after a festival run and over the long term. In addition to empowering these creative professionals and sharing the Company’s digital platforms with hundreds of festivals around the world, the Company’s consumer audiences will gain access to a vastly expanded library of content, which is expected to drive new revenue through single ticket and subscription sales.

●In November, 2020, the Company announced the expansion of its Slipstream action-adventure sports content using the Unity real-time development platform. Unity allows independent filmmakers through Slipstream to attain widespread distribution across more than 20 popular global platforms such as Windows, Mac, iOS, Android, PlayStation, Xbox, Nintendo Switch, leading AR and VR platforms and Smart TVs. Slipstream’s new platform, allowing global distribution with access to major media devices, is transformative for the Company.

Financings

●In January 2020, the Company issued 57,125 common shares valued at $148,198 to settle debt of $190,706 resulting in a gain of $42,508 which is included in gain (loss) on debt settlements.

●In January 2020, the Company issued 11,764 common shares valued at $39,615 to a consultant of the Company for public relations services provided to the Company of which $33,058 of services were rendered during the year ended November 30, 2019 and was included in commitment to issues shares.

●In April 2020, the Company issued 50,103 common shares valued at $183,769 to settle debt of $180,294 resulting in a loss of $3,476 which is included in gain (loss) on debt settlements.

●In May 2020, the Company filed an F-3 registration statement in the United States which offers an indeterminate number of common shares, debt securities, subscription rights, warrants, and/or units of the Company for proceeds of up to US$25,000,000.

●In June 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for USD$1.88 per common share with a maturity date of June 9, 2025.  In connection with these offerings, the Company paid legal fees of $409,200 (US$305,761), agent fees of $428,256 (US$320,000), and issued 213,333 agent warrants with a value of $338,5588 and an exercise price of $1.88 per common share with a maturity date of June 4, 2025

●In July 2020, the Company issued 29,536 shares valued at $60,000 to a consultant of the Company for advisory services provided to the Company.

●In September 2020, the Company issued 250,001 common shares valued at $482,272 in relation to the vesting of 250,001 restricted share units.  As a result, the Company transferred $482,272 representing the fair value of the vested restricted stock units (“RSUs”) from reserves to share capital.  On September 3, 2020, the Company granted 1,000,001 RSUs to certain directors, officers, and consultants of the Company which vest 25% on grant and 25% each six months thereafter.  The granted RSUs convert to common shares of the Company upon vesting, accordingly, 250,001 common shares were issued upon grant.

●In November 2020, the Company issued 84,375 common shares valued at $176,769 to a consultant of the Company for services provided to the Company.

●During the year ended November 30, 2020, the Company:

oissued 515,000 units on the conversion of $961,186 (US$681,980) worth of net convertible debentures and 12,402 units on the conversion of $26,130 (US$18,605) worth of interest on the convertible debentures.  As a result, the Company transferred $134,198 from reserves to share capital representing the proportionate balance of the equity component.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2021.

oissued 493,111 common shares for total proceeds of $1,111,476 in connection with the exercise of 493,111 share purchase warrants at US$1.75 per warrant of which $104,139 was received during the year ended November 30, 2019.  As a result, the Company transferred $28,056 representing the fair value of the exercised warrants from reserves to share capital.

oissued 573,171 common shares for total proceeds of $907,036 in connection with the exercise of 573,171 share purchase warrants at US$1.20 per warrant.

oreceived $574,457 for the exercise of 367,084 share purchase warrants with an exercise price of US$1.20 and an expiry date of August 30, 2020 which is included in commitment to issue shares.  In December 2020, the shares were issued.

oissued 53,505 common shares for total proceeds of $196,427 in connection with the exercise of 53,505 stock options at US$2.55 per option.  As a result, the Company transferred $144,245 representing the fair value of the exercised options from reserves to share capital.

Subsequent to the year ended November 30, 2020:

●On January 1, 2021, the Company appointed Ronald Thomson as its CEO to drive the growth of its evolving business. As President of global business development firm Cameron Thomson Group Ltd., Mr. Thomson has been building successful media/entertainment and tech companies for more than two decades from its offices in Toronto, London, Lake Como, Los Angeles and Taipei.

●The Company held its 2020 annual shareholder meeting on January 14, 2021, at which the Class II directors were elected and Davidson & Company LLP were appointed as the auditors for the ensuing year.

●The Company issued 497,251 common shares for total proceeds of $850,637 (US$668,293) in connection with: (1) the exercise of 367,084 share purchase warrants at US$1.20 per warrant for proceeds of $560,934 (US$440,500) received during fiscal 2020; and (2) 130,167 share purchase warrants at US$1.75 per warrant for proceeds of $289,703 (US$227,792).  The Company also issued 2,984 common shares in settlement of debt totalling $     10,000 and 17,907 common shares      for advisory services provided to the Company.

●The Company transferred 215,000 treasury shares to a creditor as full and final payment of its Forbearance Agreement.

●Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (ARSA) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  The Company disputes and denies this claim.  The action is in its earliest stages and the Company has not had the opportunity to file a response.

●The Company extended the expiry date of 346,000 share purchase warrants with an exercise price of US$1.75 from February 26, 2021 to March 11, 2021 due the investors being subject to a trading blackout.

5.The Company expended $56,436 and $124,736 on the purchase of property, plant and equipment during the fiscal years ended November 30, 2020 and 2019, respectively.  No amounts were expended during the fiscal year ended November 30, 2018.

6.The Company expended $4,464,885 on the purchase of intangible assets during the fiscal year ended November 30, 2020. The Company also expended $133,356 on the purchase of intangible assets for Majesco, its discontinued operation, during the fiscal year ended November 30, 2019.  No amounts were expended during the the fiscal year ended November 30, 2018.

7.Capital expenditures that are planned for the fiscal year ending November 30, 2021 are in Canada and will be funded with cash on hand.

8.There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

9.The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies, including the Company, that file electronically with the SEC. The Company’s website is https://liquidmediagroup.co/.

B.Business overview.

1.During the fiscal years ended November 30, 2020, November 30, 2019 and November 30, 2018, the Company’s primary business is aggregating mature gaming and film production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution.

2.On August 31, 2020, the Company agreed to settle a lawsuit with Jesse Sutton, the director of Majesco, whereby Mr. Sutton agreed to settle $652,061 (US$500,000) payable for the acquisition of Majesco, along with $452,772 in consulting fees owed to Mr. Sutton, for $260,824 (US$200,000) in cash and the return of the 51% ownership of Majesco.  Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

For additional information about the discontinued operations of Majesco, refer to Note 20 in the audited consolidated financial statements of the Company for the year ended November 30, 2020.

The following discussion is directed at the continuing operations of the Company, which excludes Majesco as a result of the settlement described above.  The results of the Company aside from the discontinued operations are reflective of the operations of the Company without Majesco.

3.Streaming Platforms

Reelhouse

Reelhouse is an online video community that provides filmmakers complete control to self-distribute content directly to their viewers. Filmmakers access the latest monetization, social, and showcasing features, which in turn engage viewers in what Reelhouse is setting as the new standard for online viewing experiences.

Reelhouse’s distribution platform connects viewers and creators directly, unlocking unprecedented film experiences.

Rather than a traditional retailer treating and delivering film as a commodity, Reelhouse specializes in the future needs of the digital film consumer by providing a customizable service for filmmakers. Interactive components, creator posts, physical/digital merchandising, extras etc. can all be controlled and bundled in various ways by the film creators themselves.

Such features not only create a more compelling storytelling experience, but also allows the filmmaker to increase the value of both EST and VOD in addition to unlocking new monetization streams. As the vibrant destination site of endless filmmakers distributing their work within this marketplace, Reelhouse’s viewer community allows for a meaningful discovery network.

Follow your favorite friends, curators or creators to discover new stories. Follow a new film to stay updated as more content becomes available before or after the actual film is released.

Slipstream

The Netflix for adventure outdoor films. The site includes hundreds of action sports films with categories such as surfing, snow sports, rock climbing, kayaking, mountain biking, running, environmental documentaries and festival winners.

Slipstream is Liquid Subscription Video on Demand (“SVOD”) product offering over 400 adventure Outdoor Films.

4.Gaming Content Creation and Distribution Business

Overview

Our primary business is producing gaming, television and film content from inspiration to distribution, which we intend to grow primarily through the aggregation of gaming, television and film content to create a vertically-integrated studio system. Our strategy involves partnering with, acquiring (and/or acquiring interests in) companies that have demonstrated success in our industry. We believe that imaginative video product is essential to success. To implement that strategy, we maintain a 49% interest in Waterproof Studios Inc. (“Waterproof”), an animation studio based in Vancouver, British Columbia, that has demonstrated success in providing content and animation to large studios.  This strategic approach allows Waterproof and, by extension, us to avoid the substantial costs of wholly creating intellectual property, providing advertising and production. Instead, we provide segments of films for studios that incur those costs. We believe that entering and participating in the film industry in this manner allows us to build our infrastructure while preserving capital, generating revenue and developing the skills necessary to develop films.

Additionally, we develop games, including console and desktop downloadable games as well as mobile games, for various platforms, including Apple’s iOS and the Android operating systems. Our strategy for building this part of our business focuses on partnering with or obtaining substantial interests in companies that have demonstrated the ability to successfully create games with a substantial audience. By leveraging these partnerships and acquisitions, we believe that we can more quickly and successfully enter the market and develop profitability, which we will believe will also enable us to finance future acquisitions and, thereby, acquire or organically develop the skills to create successful games in-house and capture more of the profits generated from the games we develop.

We also intend to develop and launch an online direct-to-consumer distribution platform that would both allow us to bring our portfolio of content to market independently and serve as a platform for other content creators (whether filmmakers, makers of video games or otherwise) to self-distribute their content directly to consumers.  Through this platform, filmmakers would be able to access the latest monetization, social and showcasing features, which would in turn engage viewers in online viewing experiences.

We are working to forge relationships with an extensive network of industry partners to integrate cutting-edge technology into our portfolio of gaming and film products. Initial growth efforts in this regard are intended to take steps to begin consolidating the city of Vancouver’s fragmented film and entertainment market, where more than $3.4 billion is spent annually on film and television production services. We have signed a licensing agreement to enable us to move digital content production into the cloud.

5.Seasonality

Liquid’s operating results for any period are subject to cyclical or season fluctuations and dependent on factors such as the number and timing of film and television programs delivered, the budgets and financing cycles of broadcasters, overall demand for content, general advertising revenues and retail cycles associated with consumer spending activity, and the timing and level of success achieved by merchandise licenced and royalties paid in respect thereof, none of which can be predicted with certainty. Consequently, Liquid’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods

6.The Company makes no statements concerning its competitive position.

C.Organizational structure.

The following is a list of the Company’s significant subsidiaries as of November 30, 2020:

●Liquid Media Group (Canada) Ltd.  (“Liquid Canada”)

-Incorporated in British Columbia, Canada;

-100% owned by the Company; and

-Principal operating subsidiary of the Company.

D.Property, plant and equipment.

The Company’s head office is located at #202, 5626 Larch Street, Vancouver, BC, V6M 4E1 and is rented on a month-to-month basis.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review and Prospects

A.Operating results.

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

Overall Performance - Fiscal Year Ended November 30, 2020

During the year ended November 30, 2020, the Company’s primary focus was on (1) developing relationships through which the Company could expand its gaming and film content, (2) acquiring a portfolio of streaming platforms, and (3) advancing and improving the acquired streaming platforms to allow for more robust content.

Gross Profit (Loss)

Gross profit (loss) decreased by $1,094,579 to $(715,867) for the year ended November 30, 2020 from $(1,810,446) for the comparable period in 2019.  The decrease in gross loss is attributable to the Company writing off one license agreement at the end of fiscal 2019 and another during the first quarter of 2020.

Operating Expenses

For the year ended November 30, 2020, operating expenses increased by $2,043,100 from $5,501,522 in the year ended November 30, 2019 to $7,544,622 in the year ended November 30, 2020 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Accretion expense	Decrease of $143,980	Decreased due to the conversion of convertible debentures which decreased the balance to be accreted.
Consulting fees	Increase of $217,299

Increased due to the Company incurring a settlement in 2020 Q2 of $67,141 (US$50,000) in regards to a lawsuit initiated by a former consultant and the Company engaging additional consultants during the current year.

Management and directors salaries and fees	Increase of $56,933	Increased due to an increase of $2,500/month to two members of management in January 2020.
Marketing	Increase of $935,866	Increased due to the Company completing a digital marketing campaign which started in 2019 Q2 and commencing a new campaign in 2020 Q3. The campaigns focus is to increase awareness of the Company.
Professional fees	Decrease of $303,634

Decrease due to less legal fees incurred in relation to the lawsuit brought on by the former President and director or the Company which settled in 2020 Q1 and less accrued audit fees for the 2020 fiscal year.

Research and development	Increase of $430,632	Increased due to the Company incurring costs to improve its newly acquired streaming platform.
Share-based compensation	Increase of $743,660	Increased due to the granting of RSU’s during the fourth quarter of fiscal 2020 and stock options being granted during the year with a lower fair value in the as compared to the previous year.

Other Income (Expenses)

The following occurred during the year ended November 30, 2020 as compared to the year ended November 30, 2019:

●The Company recorded a decrease in the share of profit of equity investment of $195,726 from its investment in Waterproof due to the loss of significant control on March 1, 2019.

●The Company recorded a decrease in the write-off of licenses of $386,849 due to management deciding to no longer proceed with an existing license agreement.

●The Company recorded a decrease in project investigation of $192,601 in relation to the Arrangement between the Company and Liquid Canada during fiscal 2018.  Fiscal 2019 included some additional costs associated with the legacy beverage business.

●The Company recorded an increase in gain on derivative liability of $1,551,796 due to the derivative liabilities being eliminated at the end of 2020 Q2.

●The Company recorded an increase in the gain on settlement of debt of $137,519 in relation to the settling of various debt through the issuance of the Company’s common shares, cash, and investment during the current period as compared to the settlements recorded in the comparative period.

●The Company recorded an increase in the unrealized gains on equity instruments of $1,429,043 relating to the revaluation of the Company’s investment in Waterproof at the end of the current year.

Overall Performance - Fiscal Year Ended November 30, 2019

During the year ended November 30, 2019, the Company’s primary focus was securing financing through the issuance of convertible debentures and on developing relationships through which the Company could expand its current gaming content.

Gross Profit (Loss)

Gross profit (loss) decreased by $1,485,200 to $(1,810,446) for the year ended November 30, 2019 from $(603,718) for the comparable period in 2018.  The decrease in gross profit is attributable to: (1) lower sales earned in Majesco; and (2) the Company entering into license agreements for video games and platforms during the fourth quarter of fiscal 2018, which are being amortized over the term of the agreements.

Operating Expenses

For the year ended November 30, 2019, operating expenses increased by $3,724,716 from $1,766,806 in the year ended November 30, 2018 to $5,501,522 in the year ended November 30, 2019 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Accretion expense	Increase of $211,155	Increased due to the requirement to accrete the equity portion of the convertible debentures. No accretion was required in the comparative year.
Amortization	Increase of $82,480	Increased due to the Company amortizing its game catalogues over a 15 year period. No amortization was required in the comparative year.
Consulting fees	Increase of $431,913	Increased due to more consultants being engaged due to the acquisition of Majesco and the Company focusing on future growth.
Insurance	Increase of $40,884	Increased due to an increase in the premium associated with Directors and Officers policy.
Interest expense	Increase of $44,852	Increased due interest being charged on the convertible debentures received at the end of the first quarter in fiscal 2019.
Investor relations, filing, and compliance fees	Increase of $142,335	Increased due to the Company becoming publicly traded on the NASDAQ during the Q3 of fiscal 2018.
Marketing	Increase of $1,166,568	Increased due to the Company entering into a digital marketing campaign to increase awareness of the Company.
Other general and administrative expenses	Increase of $38,481	Increased due to increased corporate activity.
Professional fees	Increase of $372,597

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

Other Income (Expenses)

The following occurred during the year ended November 30, 2019 as compared to the year ended November 30, 2018:

●The Company recorded an increase in the share of profit of equity investment of $315,380 from its investment in Waterproof.

●The Company recorded a decrease in the write-off of associate of $310,484 as the Company decided to write-off its investment in Household Pests during fiscal 2018.  There were no write-offs during fiscal 2019.

●The Company recorded an increase in the write-off of licenses of $717,125 as the Company decided not to proceed with the license with World of Wireless UK Limited.  There were no write-offs during fiscal 2018.

●The Company recorded a decrease in listing expenses of $4,130,557 in relation to the Arrangement between the Company and Liquid Canada during fiscal 2018.

●The Company recorded a decrease in project investigation of $166,989 in relation to the Arrangement between the Company and Liquid Canada during fiscal 2018.  Fiscal 2019 included some additional costs associated with the legacy beverage business.

●The Company recorded a decrease in derivative liability – warrants of $1,557,086 as no new derivatives were setup in fiscal 2019.

●The Company recorded a decrease in gain on derivative liability of $1,479,847 due to the revaluation of the derivative liabilities at the end of the fiscal 2019.

●The Company recorded an increase in the gain on settlement of debt of $308,157 in relation to the settling of various debt through the issuance of the Company’s common shares during the fiscal 2019 as compared to the settlements recorded in fiscal 2018.

●The Company recorded an increase in the unrealized gains on equity instruments of $953,961 relating to the revaluation of the Company’s investment in Waterproof in fiscal 2019.  No revaluation was done in fiscal 2018 as the investment was previously held as an equity investment.

●The Company recorded an increase in the allowance for credit loss of $145,431 as management determined it was prudent to allow for a portion of the loans receivable in fiscal 2019.  No allowance was recorded in fiscal 2018.

B.Liquidity and Capital Resources.

Fiscal Year Ended November 30, 2020

As at November 30, 2020, the Company has current assets of $1,470,630 and current liabilities of $2,464,255, which results in working capital deficit of $993,625 (2019 – working capital of $544,349).

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

Cash Flows

The table below sets forth a summary of cash flow activity and should be read in conjunction with the Company’s cash flow statements:

	Year Ended November 30,
	2020	2019
	$	$
Cash flows used in operating activities	(6,138,396)	(4,026,634)
Cash flows used in investing activities	(3,857,154)	(213,702)
Cash flows provided by financing activities	6,120,167	4,456,019
Effect of foreign exchange on cash	(7,045)	44,391
Increase (decrease) in cash during the year	(3,882,428)	260,074
Cash, beginning of period	4,587,405	4,327,331
Cash, end of period	704,977	4,587,405

The cash flow used in operating activities for year ended November 30, 2020 increased by $2,111,762 compared to the comparative year. The use of cash flows from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization and accretion, share-based compensation expense, changes in the value of derivatives, gains and losses on the settlement of debt, unrealized foreign exchange, the share of profit of its equity investment, the unrealized gains on the revaluation of equity instruments, and the write off of various items, in addition to net changes in non-cash balances relating to operations.

Cash used by investing activities for year ended November 30, 2020 increased by $3,643,452 compared to the comparative year mostly due to the Company acquiring and developing a portfolio of assets including certain streaming platforms for $4,464,885 (US$3,325,000).

Cash provided by financing activities for year ended November 30, 2020 increased by $1,664,148 compared to the comparative year mostly due to the Company closing its registered direct offering for total proceeds of $5,353,203 (US$4,000,002) and receiving funds from the exercise of options and warrants during the current period.  The comparative period included a private placement offering of unsecured convertible debentures of $3,502,793.

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

The Company has no material commitments for capital expenditures in the fiscal year ending November 30, 2020.

C.Research and development, patents and licenses, etc.

The Company does not have a formal research and development program, however, the Company has incurred research and development costs on its acquired streaming platforms in fiscal 2020 .  The Company develops its video games as and when it sees fit by working with existing staff and outside consultants, where appropriate.

We have prepared two confirmatory assignments for recordination with the US Patent and Trademark Office for the Reelhouse Trademark.

D.Trend Information.

During the fiscal years ended November 30, 2016 and 2017, the Company was focused on its film content and distribution business.  In fiscal 2018, through the acquisition of Majesco, the Company added gaming content and distribution to its business.  In 2020, the Company purchased a video distribution platform that connects viewers and creators directly.

The Company believes that growing demand in the gaming content production and distribution business, as well as the accelerated industry adoption of cloud-based gaming, represent growth opportunities for the Company and its shareholders.

E.Off-balance sheet arrangements.

The Company had no off balance sheet arrangements during the fiscal years ended November 30, 2020, 2019 and 2018.

F.Tabular disclosure of contractual obligations.

There were no contractual obligations as of November 30, 2020.

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with IFRS. Some accounting policies have a significant impact on the amount reported in these financial statements.  A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements.  Note that the preparation of this Annual Report requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: foreign currency translation, financial instruments, investment in associates, intangible assets, derivative liability, convertible debentures, share capital, share-based compensation, revenue recognition, royalties and licenses, and income taxes.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and Liquid Canada changed from the CAD to the USD dollar effective September 1, 2018.  The functional currency of Majesco was the USD.  The functional currency of Waterproof is the CAD. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

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

For the years presented, the Company did not record an expected credit loss on its accounts receivable; however, an accumulated expected credit loss was recorded on its loans receivable as at November 30, 2020.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, due to related parties, loans payable, convertible debentures, and long-term debt are classified as other financial liabilities and carried on the statement of financial position at amortized cost.  Derivative liabilities are measured at FVTPL.

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

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies.  Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.  Investments in associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost.  The financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Company from the date that significant influence or joint control commences, until the date that significant influence or joint control ceases.  When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued, except to the extent that the Company has obligations, or has made payments on behalf of the investee.  The Company used the equity method of accounting for its 49% investment in Waterproof until significant influence ceased on March 1, 2019.

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

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment30%

Vehicles30%

Intangible assets

The Company has intangible assets from acquisitions and development of gaming content. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues15 years

Platform coding3 years

Brandsindefinite

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

Development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

●the development costs can be measured reliably;

●the project is technically and commercially feasible;

●the Company intends to and has sufficient resources to complete the project;

●the Company has the ability to use or sell the asset, and

●the asset will generate probable future economic benefits.

Intangible assets being developed are amortized once development is complete and the asset starts to generate income.

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

Platform coding

The platform coding acquired by the Company is currently under development and is not yet subject to amortization.

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

Discontinued operations

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

●represents a separate majour line of business or geographic area of operations;

●is part of a single coordinated plan to dispose of a separate majour line of business or geographic area of operations; or

●is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.  When an operation is classified as a discontinued operation, the comparative statement of comprehensive loss is re-presented as if the operation had been discontinued from the start of the comparative year.

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

All stock options and compensatory warrants made to employees and non-employees are measured and recognized using the Black-Scholes option pricing model. For employees, the fair value of the options is measured at grant date. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Stock options that vest over time are recognized using the graded vesting method. Share based compensation is recognized as an expense with a corresponding increase in reserves. At each financial reporting period, the amount recognized as expense is adjusted to reflect the number of share options expected to vest. If and when the stock options are ultimately exercised, the applicable amounts of reserves are transferred to share capital.

Where the terms of a stock option are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the stock-based compensation arrangement or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period.

The Company may grant Restricted Share Units (RSUs) to directors, officers, employees, and consultants.  The fair value of the RSUs are estimated using the value on the grant date and are recognized as an expense over the vesting period.  As the RSUs are redeemed and common shares are issued, the amount previously recognized in reserves is recorded as an increase to share capital.

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

Streaming services

Revenue from streaming services are recognized as revenue when the services have been provided and control of the deliverable has been transferred to the customer.  The streaming services allows independent film makers to monetize their films on the Company’s streaming platforms.  The Company earns a percentage of the sales charged by the filmmakers which is collected by third party payments providers.  The Company reports revenues related to these sales net of the fees paid to the filmmakers and payment providers.

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

Changes in accounting standards

On December 1, 2019, the Company elected to early adopt the amendments to IFRS 3 Business Combinations.  The amendment:

●clarifies minimum requirements to be a business,

●clarifies market participants ability to replace missing elements,

●clarifies the assessment of whether an acquired process is substantive,

●narrows the definition of outputs, and

●provides for an optional concentration test which is met if substantially all of the fair value of the gross net assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The Company has also adopted the following accounting standards effective December 1, 2019, which had no significant impact on the consolidated financial statements:

●IFRS 16 - Leases

●IFRIC 23 – Uncertainty Over Income Tax Treatments

Accounting pronouncements not yet adopted

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

G.Safe Harbor

The Company seeks safe harbor for our forward-looking statements. Please see the section titled “Forward-Looking Statements” above.

Item 6. – Directors, Senior Management and Employees

A.Directors and Senior Management

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

Ronald Thomson Toronto, Ontario Canada

Mr. Thomson has been the Chief Executive Officer of the Company since January 1, 2021 and a director since January 14, 2021.  Mr. Thomson is the president of global business development firm Cameron Thomson Group Ltd. based in Toronto, London, Lake Como, Los Angeles and Taipei. He is recognized as a leading entrepreneur in the media/entertainment and IT industry. He is also CEO of wireless content provider WirelesStudios Inc., a wholly-owned subsidiary of Cameron Thomson, and the founder of Cameron Thomson Group, WirelesStudios, Cyphertech Systems Inc., Audiotrack Watermark Solutions Corp., and the annual Como Forum on Media Content. In addition, Mr. Thomson serves as CEO of global filmed entertainment powerhouse CT Asia Entertainment & Culture Ltd., based in Taiwan.

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

B.Compensation

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

The compensation program is designed to:

●promote an ownership mentality among key leadership and the Board of Directors;

●enhance the overall performance of the Company; and

●recognize and reward individual performance and responsibility.

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

(a)each individual who acted as the Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) or acted in a similar capacity for all or any portion of the most recently completed financial year,

(b)each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year, and

(c)each individual who would have satisfied the criteria under paragraph (b) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

(collectively the “Named Executive Officers” or “NEOs”).

NEO Name and Principal Position	Fiscal Year	Salary ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity Incentive plan compensation		All Other Compen- sation ($)(5)	Pension Value ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Daniel Cruz CFO and director	2020 2019 2018	207,500 (2) 155,000 (2) 120,182 (2)	137,241 Nil Nil	220,542 369,468 Nil	Nil Nil Nil	Nil Nil Nil	147,868 6,000 Nil	Nil Nil Nil	713,151 530,468 120,182
Jesse Sutton CEO of Majesco	2020 2019 2018	180,000(3) 266,000 (3) 60,000 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	180,000 266,000 60,000
Charlie Brezer President and director	2020 2019 2018	207,500(4) 155,000 (4) 120,182 (4)	137,241 Nil Nil	220,542 369,468 Nil	Nil Nil Nil	Nil Nil Nil	147,868 6,000 Nil	Nil Nil Nil	713,151 530,468 120,182

(1)The value of option awards reflects the grant date fair value of option based awards in the 2020, 2019 and 2018 fiscal years.  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)Mr. Cruz charged consulting fees from Wawel Den Inc., a company controlled by Mr. Cruz until December 31, 2019.  Effectove January 1, 2020, Mr. Cruz was paid as an employee of the Company.

(3)Mr. Sutton charged consulting fees from Zift Interactive LLC., a company controlled by Mr. Sutton.

(4)Mr. Brezer charged consulting fees from Ispani Holdings Inc., a company controlled by Mr. Brezer until December 31, 2019.  Effective January 1, 2020, Mr. Brezer was paid as an employee of the Company.

(5)During fiscal 2019, Mr. Cruz and Mr. Brezer were paid $6,000 each for directors fees.  During fiscal 2020, Mr. Cruz and Mr. Brezer were paid $6,000 each for directors fees and received shares valued at $141,868 each from the vesting of RSUs .

During fiscal 2017, Liquid Canada entered into formal consulting agreements with Wawel Den Inc., a company controlled by Mr. Cruz, and Ispani Holdings Inc., a company controlled by Mr. Brezer, which expired on December 31, 2017.  In January 2018, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into which expired on December 31, 2018.  In January 2019, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into which expired on December 31, 2019.  In May 2019, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into which continue on a month-to-month basis.  On December 31, 2019, the agreements with Wawel Den Inc. and Ispani Holdings Inc. were terminated. In January 2020, Mr. Cruz and Mr. Brezer became employees of the Company.

In November 2020, the Company signed employment agreements with Charlie Brezer, a director of the Company, and Daniel Cruz, the CFO and a director of the Company.  The agreements require total payments of $17,500 per month each.  Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.

Outstanding Option-Based Awards for Named Executive Officers

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at November 30, 2020:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniel Cruz	150,000 125,000	US2.55 (1) US2.55 (1)	Feb 28, 2024 July 23, 2025	Nil Nil	220,625	487,345	N/A
Charlie Brezer	107,995 125,000	US2.55 (1) US2.55 (1)	Feb 28, 2024 July 23, 2025	Nil Nil	220,625	487,345	N/A

(1)The exercise price was subsequently reduced to US$1.90 per share as of January 1, 2021.

(2)Based on closing price of shares on November 30, 2020 of US$1.74 per share at an exchange rate of 1.2695.

Option Exercises During the Most Recently Completed Fiscal Year

On March 24, 2020, Charles Brezer exercised 42,005 stock options to acquire 42,005 common shares at a price of US$2.55 per share.

Option Repricing

The Company did not reprice any stock options during the most recent fiscal year.

Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share awards which vested during the year ended November 30, 2020, and the value of non-equity incentive plan compensation earned during the year ended November 30, 2020 for each Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Daniel Cruz	Nil	141,868	N/A
Charlie Brezer	Nil	141,868	N/A

(1)This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2020 converted to Canadian dollars at the exchange rate of 1.2965. If the option was not-in-the-money then a NIL value was assigned.

(2)RSUs vested during the year ended November 30, 2020, based on the closing price of shares on the date of vesting of US1.47 per share at an exchange rate of 1.3123.

(3)The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2020.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

In November 2020, the Company signed employment agreements with Charlie Brezer, a director of the Company, and Daniel Cruz, the CFO and a director of the Company.  The agreements require total payments of $17,500 per month each.  Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.

Director Compensation

Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company’s most recently completed fiscal year ended November 30, 2020:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Joshua Jackson	6,000	141,868	220,542	Nil	Nil	368,410
Stephen Jackson	6,000	14,468	8,822	Nil	Nil	29,290
Nancy Basi	6,000	14,468	54,492	N/A	N/A	74,960

(1)The value of option awards reflects the grant date fair value of option based awards in the 2020 fiscal year.  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

Outstanding Option-Based Awards for Directors

Options for the purchase of common shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in “Option-Based Awards”.

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at November 30, 2020:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Joshua Jackson	125,000	US$2.55 (1)	July 23, 2025	Nil	220,625	497,710	N/A
Stephen Jackson	50,000 5,000	US$2.55 (1) US$2.55 (1)	Feb 28, 2024 July 23, 2025	Nil Nil	22,500	50,758	N/A
Nancy Basi	25,000 5,000	US$2.55 (1) US$2.55 (1)	Jan. 8, 2025 July 23, 2025	Nil Nil	22,500	50,758	N/A

(1)The exercise price was subsequently reduced to US$1.90 per share as of January 1, 2021.

(2)Based on closing price of shares on November 30, 2020 of US$1.74 per share at an exchange rate of 1.2965.

On April 2, 2020, Joshua Jackson exercised 11,500 stock options to acquire 11,500 common shares at a price of US$2.55 per share.

Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended November 30, 2020, and the value of non-equity incentive plan compensation earned during the year ended November 30, 2020 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Joshua Jackson	Nil	141,868	N/A
Stephen Jackson	Nil	14,468	N/A
Nancy Basi	Nil	14,468	N/A

(1)This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2020 converted to Canadian dollars at the exchange rate of 1.2695. If the option was not-in-the-money then a NIL value was assigned.

(2)RSUs vested during the year ended November 30, 2020, based on the closing price of shares on the date of vesting of US1.47 per share at an exchange rate of 1.3123.

(3)The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2020.

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

Board Practices

1.The Company’s Board of Directors has been set at six directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three-year terms of office. Any director whose term has expired is eligible for re-election subject to Board approval.

The following table lists the classes of directors and remaining terms of office for the directors and the period during which the directors have served:

Name	Class of Director	Director Since	Expiry Term
Joshua Jackson	Class III	January 2014	2021 annual general meeting (“AGM”)
Daniel Cruz	Class I	May 2017	2022 AGM
Charles Brezer	Class II	October 2015	2023 AGM
Ron Thomson	Class II	January 14, 2021	2023 AGM
Stephen Jackson	Class III	July 2018	2021 AGM
Nancy Basi	Class I	May 2019	2022 AGM

Three of the six current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ronald Thomson is not independent as he is Chief Executive Officer of the Company, Daniel Cruz is not independent as he is the Chief Financial Officer of the Company, and Charlie Brezer is not independent as he is President of the Company.

2.There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of service.

3.Audit Committee

The members of the Company’s Audit Committee are:

Joshua Jackson

Stephen Jackson

Nancy Basi

All of the Audit Committee are independent directors, are financially literate, and are considered “financial experts” as defined by the SEC. For details on their professional careers, see “Item 6 – A. Directors, Senior Management and Employees”.

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

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of two independent directors:

Joshua Jackson

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

As of March 1, 2021, the executive officers of Liquid Media Group Ltd. are:

Ronald Thomson	Chief Executive Officer, Director
Charlie Brezer	President, Director
Daniel Cruz	Chief Financial Officer, Director

Employees

Following are the number of employees of the Company and its subsidiaries for the past three fiscal years as at the end of each fiscal year:

	November 30, 2020	November 30, 2019	November 30, 2018
Canada	2	0	0
United States	2	2	2

Share ownership

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of November 30, 2020, the Company had 957,995 issued and outstanding options, with a weighted average exercise price of $3.31 (US$2.55).

All of the stock options were fully vested and are available for exercise as of November 30, 2020.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6 – Directors, Senior Management and Employees” above, as at March 1, 2021.

Name	# Shares (1)	No. of Common shares under Options Granted	No. of Common shares under Share Purchase Warrants	Restricted Stock Units (2)
Joshua Jackson	713,450 6.56%	125,000 (3)	316,000 (4)	220,625
Daniel Cruz	185,388 (5) 1.70%	150,000 (6) 125,000 (3)	30,000 (4)	220,625
Charles Brezer	190,782 1.76%	107,995 (6) 125,000 (3)	Nil	220,625
Ronald Thomson	Nil	750,715 (7)	Nil	Nil
Stephen Jackson	7,500 >1%	50,000 (6) 5,000 (3)	Nil	22,500
Nancy Basi	7,500 >1%	25,000 (8) 5,000 (3)	Nil	22,500
Donna M. Moroney	1,875 >1%	5,000 (3)	Nil	5,625

(3)The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the direct knowledge of the management of the Company and has been furnished by the respective director or officer. Percentages of ownership are based on 10,875,568 common shares of the Company issued and outstanding as at March 1, 2021.

(4)Restricted Stock Units issued as of September 3, 2020 will vest into common shares as to 25% on date of issuance and 25% every six months thereafter.

(5)Stock options exercisable at US$1.90 per share, expiring on July 23, 2025.

(6)Share purchase warrants exercisable at US$1.75 per share, expiring on February 26, 2021.

(7)18,338 of these shares are held by Wawel Den Inc., a company controlled by Mr. Cruz.

(8)Stock options exercisable at US$1.90 per share, expiring on February 28, 2024.

(9)Stock options exercisable at US$1.90 per share, expiring on January 1, 2026.

(10)Stock options exercisable at US$1.90 per share, expiring on January 8, 2025.

Further information regarding stock options with respect to the directors and officers may be found in the sections above, titled “Outstanding Option-Based Awards for Named Executive Officers” and “Outstanding Awards for Directors.”

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.Major shareholders

As at March 1, 2021, the Company had 10,875,568 common shares without par value issued and outstanding.

1.Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of March 1, 2021:

(a)

Shareholder	Number of Shares	Percentage of Issued Capital
Joshua Jackson	1,375,075	12.64%

(1)Includes 713,450 common shares currently held, 316,000 common share purchase warrants exercisable into 316,000 common shares, 125,000 stock options exercisable into 125,000 common shares, and 220,625 vesting into 220,625 common shares.

(b)To the best of the Company's knowledge, there has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years.

(c)The Company’s major shareholders do not have different voting rights than other shareholders.

2.The Company’s register of 63 registered shareholders showed that as of March 1, 2021, 4,373,904 of the Company’s common shares, or 40.21%, were held by 22 registered shareholders residing in the United States.  The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders. However, since the Company meets the Business Contacts Test of the definition of a Foreign Private Issuer, the Company’s status as a Foreign Private Issuer has not changed.

3.To the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, any foreign government, or by any other natural or legal persons.

4.To the Company’s knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company.  A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in “street form”.

B.Related party transactions

1.The Company has not at any time during the period since the beginning of the last fiscal year to November 30, 2020 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

In November 2020, the Company signed employment agreements with Charlie Brezer, a director of the Company, and Daniel Cruz, the CFO and a director of the Company.  The agreements require total payments of $17,500 per month each.  Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.

During the year ended November 30, 2020, the Company entered into the following transactions with related parties:

a)Incurred management and directors salaries and fees of $213,500 (2019 - $161,000) to Mr. Brezer and Ispani Holdings Inc., interest expense of $nil (2019 - $5,174), and share-based compensation of $486,936 (2019 - $369,468) to Mr. Brezer.  During the year ended November 30, 2019, Mr. Brezer advanced $23,930 (US$18,000) to the Company for the convertible debenture offering.  In July 2019, Mr. Brezer converted his debenture into 12,000 units of the Company with each unit consisting of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.  As at November 30, 2020, $8,644 (2019 - $207,625) was included in accounts payable and accrued liabilities as owing to Mr. Brezer.

b)Incurred management and directors salaries and fees of $213,500 (2019 - $161,000) to Mr. Cruz and Wawel Den Inc., and share-based compensation of $486,936 (2019 - $369,468) to Mr. Cruz.  During the year ended November 30, 2019, Mr. Cruz advanced $93,060 (USD$70,000) to the Company for the convertible debenture offering.  In July 2019, Mr. Cruz converted his debenture into 46,667 units of the Company with each unit consisting of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.  As at November 30, 2020, $8,220 (2019 - $20,460) was included in accounts payable and accrued liabilities as owing to Mr. Cruz.

c)Incurred management salaries and fees of $199,000 (2019 - $266,000) to Jesse Sutton and Zift Interactive.  On August 31, 2020, the Company agreed to settle a lawsuit with Mr. Sutton whereby Mr. Sutton agreed to settle $652,061 (US$500,000) payable for the acquisition of Majesco, along with $452,772 in consulting fees owed to Mr. Sutton, for $260,824 (US$200,000) in cash and the return of the 51% ownership of Majesco.  As at November 30, 2020, $nil (2019 - $908,970) was included in accounts payable and accrued liabilities as owing to Mr. Sutton and Zift.

d)Incurred directors fees of $6,000 (2019 - $6,000) and share-based compensation of $486,936 (2019 - $28,326) to Joshua Jackson.  During the year ended November 30, 2019, Mr. Jackson advanced $664,717 (US$500,000) to the Company for the convertible debenture offering.  In April 2020, Mr. Jackson converted his debenture and accrued interest of $14,941 into 340,384 units of the Company with each unit consisting of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.  As at November 30, 2020, $5,786 (2019 - $144,900) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

e)Incurred directors fees of $6,000 (2019 - $6,000) and share-based compensation of $35,989 (2019 - $123,156) to Stephen Jackson.  As at November 30, 2020, $2,240 (2019 - $6,000) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

f)Incurred directors fees of $6,000 (2019 - $3,500) and share-based compensation of $81,659 (2019 - $nil) to Nancy Basi.  As at November 30, 2020, $2,208 (2019 - $3,500) was included in accounts payable and accrued liabilities as owing to Ms. Basi.

g)Earned interest income of $416 (2019 – $8,137) from a loan receivable issued to Waterproof.  As at November 30, 2020, Waterproof owed the Company $nil (2019 - $94,882) for the outstanding balance of principal and interest on the loan.

Summary of key management personnel compensation:

	For the year ended November 30,
	2020	2019
	$	$
Management and directors salaries and fees	625,000	577,500
Management and directors salaries and fees in discontinued operations	19,000	26,000
Share-based compensation	1,578,456	890,418
Interest expense	-	5,174

	2,222,456	1,499,092

The Company believes that the services described above were provided to the Company on a basis not less favorable than would be provided to an unrelated third party.

C.Interest of experts and counsel

This Item is not applicable for an Annual Report.

Item 8. – Financial Information

A.Consolidated Statements and Other Financial Information.

Please see “Item 18 - Financial Statements” for a list of the financial statements filed as part of this Annual Report.

Legal Proceedings

As at November 30, 2020, the Company was not subject to any legal proceedings or claims.  In February 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (ARSA) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  The Company disputes and denies this claim.  The action is in its earliest stages and the Company has not had the opportunity to file a response.

Dividend Distributions

The Company intends to consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B.Significant Changes

On August 31, 2020, the Company agreed to settle a lawsuit with Jesse Sutton, the director of Majesco, whereby Mr. Sutton agreed to settle $652,061 (US$500,000) payable for the acquisition of Majesco, along with $452,772 in consulting fees owed to Mr. Sutton, for $260,824 (US$200,000) in cash and the return of the 51% ownership of Majesco.  Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

Item 9. – The Offer and Listing

A.Offer and listing details.

This item is not applicable for an Annual Report.

B.Plan of Distribution

This item is not applicable for an Annual Report.

C.Markets

The Company’s common shares have been quoted on the NASDAQ (formerly called the NASDAQ Small-cap Market) since August 3, 1993.  The ticker symbol is YVR.

D.Selling Shareholders

This item is not applicable for an Annual Report.

E.Dilution

This item is not applicable for an Annual Report.

F.Expense of the Issue

This item is not applicable for an Annual Report.

Item 10. – Additional Information

A.Share capital

This item is not applicable for an Annual Report.

B.Memorandum and articles of association

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

C.Material contracts

In November 2020, the Company signed employment agreements with Charlie Brezer, a director of the Company, and Daniel Cruz, the CFO and a director of the Company.  The agreements require total payments of $17,500 per month each.  Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.

D.Exchange controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to U.S. residents, however, may be subject to withholding tax.

E.Taxation

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

In addition, Canada may tax capital gains realized by an individual resident in the United States on the disposition of shares of a Canadian corporation if the following conditions are met:

●the individual was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition of shares; and

●the individual owned the shares when he ceased to be resident in Canada.

Holders of common shares of the Company should seek independent advice from their own professional tax advisers with respect to the income tax consequences arising from the holding of common shares of the Company.

F.Dividends and paying agents

This item is not applicable for an Annual Report.

G.Statement by experts

This item is not applicable for an Annual Report.

H.Documents on display

Copies of documents concerning the Company, which are referred to in this Annual Report, are available for inspection at the head office of the Company located at #202, 5626 Larch Street, Vancouver, BC, V6M 4E1.

I.Subsidiary Information

This item is not applicable for an Annual Report.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

(a)Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at November 30, 2020, the Company had assets totaling CAD$385,416 and liabilities totalling CAD$317,679. A 10% change in the exchange rate would change other comprehensive income/loss by approximately US$5,000.  The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

(b)Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at November 30, 2020 and 2019 is the carrying value of the loans receivable. The Company has allowed for an expected credit loss of $330,312 on the loans receivable as at November 30, 2020.  During the year ended November 30, 2020, the Company increased the allowance by $184,881 which is included in the consolidated statements of comprehensive loss.

(c)Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  As at November 30, 2020, the loans included in loans payable and convertible debentures bear interest at rates of 14.4% and 2.0% per annum, respectively, and are due on demand.  The long-term debt bears interest at 6.99% per annum and is payable over five years.  The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

(d)Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at November 30, 2020, the Company had a cash balance of $704,977 to settle current financial liabilities of $2,464,255.  Additionally, as there is no assurance the convertible debentures will be converted into common shares of the Company, the Company is exposed to liquidity risk.

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

PART  II

Item 13. – Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds

A.On October 15, 2018, a 5:1 consolidation of the Company’s common shares, also known as a reverse stock split, became effective.  Fractional shares were rounded to the nearest whole number.  The documents relating to the share consolidation were filed with the SEC on a Form 6-K on October 15, 2018 and are incorporated by reference.

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

There were no material modifications to any other class of securities during the fiscal year ended November 30, 2020.

B.There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

C.There has been no change of trustee or paying agent for any registered securities.

D.This item is not applicable.

Item 15. – Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Financial Officer, evaluated our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based on this evaluation, our management concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective.

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

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of November 30, 2020. Our management’s evaluation of our internal control over financial reporting was based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of November 30, 2020.

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

Item 16C. – Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal year ended November 30, 2020 and November 30, 2019 was Davidson & Company LLP, Chartered Professional Accountants.

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

The aggregate fees billed by the Company’s external auditors for each of the last two fiscal years for audit fees are as follows:

Fiscal Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
November 30, 2020	$150,312	Nil	Nil	$106,079
November 30, 2019	$153,004	Nil	Nil	Nil

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

Item 16H. – Mine Safety Disclosure

Not applicable.

PART III

Item 17. – Financial Statements

Not applicable.

Item 18. – Financial Statements

LIQUID MEDIA GROUP LTD.

Consolidated Financial Statements

For the years ended November 30, 2020, 2019, and 2018

(Expressed in Canadian Dollars)

Liquid Media Group Ltd.

Table of Contents

(Expressed in Canadian Dollars)

Independent Auditors’ Report73

Financial Statements

Consolidated Statements of Financial Position74

Consolidated Statements of Loss75

Consolidated Statements of Comprehensive Loss77

Consolidated Statements of Cash Flows78

Consolidated Statements of Changes in Shareholders’ Equity 80

Notes to Consolidated Financial Statements82

DAVIDSON & COMPANY LLP Chartered Professional Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Liquid Media Group Ltd.

***Opinion on the Consolidated Financial Statements***

We have audited the accompanying consolidated statements of financial position of Liquid Media Group Ltd. (the "Company"), as of November 30, 2020 and 2019, and the related consolidated statements of loss, comprehensive loss, cash flows, and changes in shareholders' equity for the years ended November 30, 2020, 2019, and 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2020 and 2019, and the results of its operations and its cash flows for the years ended November 30, 2020, 2019, and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

***Going Concern***

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has generated losses since inception and has an accumulated deficit of $24,672,794, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

**/s/ DAVIDSON & COMPANY LLP**

Vancouver, Canada — Chartered Professional Accountants

March 1, 2021

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Liquid Media Group Ltd.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	November 30, 2020	November 30, 2019
		$	$
ASSETS
Current assets
Cash		704,977	4,587,405
Restricted cash	4	-	672,663
Receivables	6	238,059	698,361
Prepaids	7	527,594	296,352
Loans receivable	8	-	94,882
		1,470,630	6,349,663
Loans receivable	8	110,102	233,837
Licenses	9	914,760	1,840,836
Investment in equity instruments	11	3,845,598	1,551,324
Equipment	12	140,353	123,305
Intangible assets	13	5,564,426	1,707,959
Goodwill	14	-	3,582,548
		12,045,869	15,389,472

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	1,284,452	4,367,381
Loans payable	16,21	639,293	1,437,933
Convertible debentures	17,21	531,519	-
Current portion of long-term debt	18	8,991	-
		2,464,255	5,805,314
Convertible debentures	17,21	-	1,388,402
Long-term debt	18	42,945	-
Deferred income taxes	27	-	23,163
Derivative liability	19	-	1,102,277
		2,507,200	8,319,156

SHAREHOLDERS' EQUITY
Share capital	19	29,999,645	21,118,940
Commitment to issue shares	19	574,457	137,197
Reserves	19	3,633,057	2,166,098
Accumulated other comprehensive income		4,304	303,465
Accumulated deficit		(24,672,794)	(18,441,785)
Equity attributable to shareholders of the company		9,538,669	5,283,915
Non-controlling interest	22	-	1,786,401
		9,538,669	7,070,316
		12,045,869	15,389,472

Nature and continuance of operations (Note 1)

Contingencies (Note 26)

Subsequent events (Note 29)

Approved on behalf of the Board of Directors on February 28, 2021:

“Joshua Jackson”“Stephen Jackson”

     Director   Director

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Loss

(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2020	2019	2018
		$	$	$

Sales		47,317	27,109	-
Cost of sales	9	763,184	1,837,555	603,718
Gross profit (loss)		(715,867)	(1,810,446)	(603,718)
Operating expenses
Accretion expense	17	67,175	211,155	-
Amortization	13	101,350	100,202	17,722
Bad debts		-	-	10,020
Consulting fees		993,215	775,916	344,003
Depreciation	12	37,417	1,553	-
Foreign exchange loss		40,691	16,833	65,612
Insurance		80,900	58,452	17,568
Interest expense	16,17,21	157,367	178,767	133,915
Investor relations, filing, and compliance fees		284,225	268,679	126,344
Management and directors salaries and fees	21	635,583	578,650	407,526
Marketing		2,102,152	1,166,286	-
Other general and administrative expenses		78,416	49,808	11,327
Professional fees		588,039	891,673	519,076
Research and development		430,632	-	-
Share-based compensation	19,21	1,917,172	1,173,512	111,135
Travel		30,288	30,036	12,558
		7,544,622	5,501,522	1,776,806
		(8,260,489)	(7,311,968)	(2,380,524)

Interest income	8	67,922	68,867	53,548
Share of profit (loss) of equity investment	10	-	195,726	(119,654)
Write-off of associate	10	-	-	(310,484)
Write-off of investment in films		-	-	(12,447)
Write-off of licenses	9	(330,276)	(717,125)	-
Listing expense	3	-	-	(4,130,557)
Project investigation	3	-	(192,601)	(359,590)
Derivative liability - warrants		-	-	(1,557,086)
Gain (loss) on derivative liability	19	1,102,277	(449,519)	1,030,328
Gain (loss) on settlement of debt	15,16	39,032	(98,487)	209,670
Unrealized gains on equity instruments	11	2,383,004	953,961	-
Allowance for credit loss	8	(184,881)	(145,431)	-
		3,077,078	(384,609)	(5,196,272)
Loss before income taxes		(5,183,411)	(7,696,577)	(7,576,796)
Deferred income tax recovery	17	-	(160,917)	-
Loss attributable to Liquid Media Group from continuing operations		(5,183,411)	(7,535,660)	(7,576,796)
Profit (loss) from discontinued operations	20	(2,813,889)	(89,656)	76,563
Loss for the year		(7,997,300)	(7,625,316)	(7,500,233)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Loss

(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2020	2019	2018
		$	$	$

Loss attributable to:
Shareholders of the Company		(6,231,009)	(7,581,384)	(7,537,749)
Non-controlling interest from discontinued operations	9,22	(1,766,291)	(43,932)	37,516
Loss for the year		(7,997,300)	(7,625,316)	(7,500,233)

Loss per common share (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2020	2019	2018
		$	$	$

Loss for the year		(7,997,300)	(7,625,316)	(7,500,233)
Other comprehensive income
Foreign currency translation adjustment		(319,271)	12,775	398,892
Comprehensive loss for the year		(8,316,571)	(7,612,541)	(7,101,341)

Comprehensive loss attributable to:
Shareholders of the company		(6,530,170)	(7,560,001)	(7,255,667)
Non-controlling interest	22	(1,786,401)	(52,540)	154,326
Comprehensive loss for the year		(8,316,571)	(7,612,541)	(7,101,341)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended November 30,
	2020	2019	2018
	$	$	$
Cash flows provided by (used in) operating activities
Loss from continuing operations for the year	(5,183,411)	(7,535,660)	(7,576,796)
Operating expenses of discontinued operations	38,635	113,876	119,667
Items not affecting cash:
Accretion expense	67,175	211,155	-
Accrued interest income	(61,562)	(60,662)	(49,404)
Accrued interest expense	128,171	162,152	126,360
Allowance for credit loss	184,881	145,431	-
Amortization - intangibles	101,350	100,202	17,722
Amortization - licenses	596,882	1,819,596	603,718
Depreciation	37,417	1,553	-
Bad debts	-	-	10,020
Change in value of derivatives	(1,102,277)	449,519	526,758
Commitment to issue shares	-	33,058	-
Deferred income tax recovery	-	(160,917)	-
(Gain) loss on settlement of debt	(39,032)	98,487	(172,816)
Non-cash listing expense	-	-	4,130,557
Share of (profit) loss on equity investment	-	(195,726)	119,654
Share-based compensation	1,917,172	1,173,512	111,135
Shares issued for services	243,326	73,980	-
Unrealized foreign exchange	11,659	(45,276)	(85,083)
Unrealized gains on equity instruments	(2,383,004)	(953,961)	-
Write-off of intangible assets	-	-	116,352
Write-off of investments in associates	-	-	310,484
Write-off of investments in film	-	-	12,447
Write-off of license fees	330,276	717,125	-
Changes in non-cash working capital:
Receivables	(200,909)	(654,532)	51,889
Prepaids	(231,242)	(204,840)	172,815
Accounts payable and accrued liabilities	(593,903)	685,294	1,780,777
	(6,138,396)	(4,026,634)	326,256
Cash flows used in investing activities
Cash acquired from reverse acquisition	-	-	579,279
Cash received prior to reverse acquisition	-	-	124,561
Payment for consideration of Majesco	-	-	(196,505)
Cash disposed on sale of Majesco	(103,794)	-	-
Acquisition of equipment	(56,436)	-	-
Investment in associate	-	-	(2,339)
Investment in intangibles	(4,464,885)	-	(79,808)
Loan receivable received	83,231	10,000	-
Interest received on loans	12,067	7,807	-
Restricted cash from reverse acquisition	-	-	(574,510)
Restricted cash received	679,021	574,510	-
Purchase of restricted deposit certificate	(6,358)	(672,663)	-
Investing expenses of discontinued operations	-	(133,356)	11,060
	(3,857,154)	(213,702)	(138,262)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended November 30,
	2020	2019	2018
	$	$	$
Cash flows provided by financing activities
Loan proceeds	1,535	812,933	167,500
Loan repayments	(775,175)	(137,000)	(27,500)
Loan proceeds from related parties	-	-	37,582
Loan repayments to related parties	-	(172,203)	(50,500)
Long-term debt proceeds	51,936	-	-
Interest paid on loans	(463,272)	(23,260)	-
Convertible debentures received	-	3,502,793	-
Shares issued for cash	5,353,203	-	4,157,760
Share issuance costs	(837,456)	-	(446,571)
Commitment to issue shares	574,457	104,139	-
Warrants exercised and issued for cash	2,018,512	368,617	156,615
Options exercised and issued for cash	196,427	-	-
	6,120,167	4,456,019	3,994,886
Effect of foreign exchange on cash	(7,045)	44,391	90,144
Change in cash during the year	(3,882,428)	260,074	4,273,024
Cash, beginning of year	4,587,405	4,327,331	54,307
Cash, end of year	704,977	4,587,405	4,327,331

Supplemental cash-flow disclosure
Interest received	12,067	7,807	3,963
Interest paid	463,272	23,260	1,161

Supplemental disclosure with respect to cash flows (Note 25)

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

The accompanying notes are an integral part of these consolidated financial statements

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Total
		$	$	$	$	$	$	$
Balance, November 30, 2018	4,010,108	18,032,601	12,550	771,623	282,082	(10,860,401)	1,838,941	10,077,396
Shares issued to settle debt	159,873	634,175	-	-	-	-	-	634,175
Units issued for convertible debentures	1,000,167	2,040,346	-	(244,890)	-	-	-	1,795,456
Residual value of warrants issued for convertible debentures	-	(30,779)	-	30,779	-	-	-	-
Shares issued for services	17,222	73,980	-	-	-	-	-	73,980
Commitment to issue shares	-	-	137,197	-	-	-	-	137,197
Warrants exercised for cash	158,291	368,617	-	-	-	-	-	368,617
Subscriptions reclassified to payables	-	-	(12,550)	-	-	-	-	(12,550)
Share-based compensation	-	-	-	1,173,512	-	-	-	1,173,512
Convertible debenture - equity portion	-	-	-	435,074	-	-	-	435,074
Foreign exchange on translation	-	-	-	-	21,383	-	(8,608)	12,775
Loss for the year	-	-	-	-	-	(7,581,384)	(43,932)	(7,625,316)
Balance, November 30, 2019	5,345,661	21,118,940	137,197	2,166,098	303,465	(18,441,785)	1,786,401	7,070,316
Units issued for cash	2,666,672	5,353,203	-	-	-	-	-	4,177,189
Shares issued to settle debt	107,228	331,967	-	-	-	-	-	331,967
Units issued for convertible debentures and related interest	527,402	1,121,514	-	(134,198)	-	-	-	987,316
Shares issued for services	125,675	276,384	(33,058)	-	-	-	-	243,326
Shares issued for restricted share units	250,001	482,272	-	(482,272)	-	-	-	-
Share issuance costs	-	(1,176,014)	-	-	-	-	-	(1,176,014)
Commitment to issue shares	-	-	574,457	-	-	-	-	574,457
Warrants exercised for cash	1,066,282	2,150,707	(104,139)	(28,056)	-	-	-	2,018,512
Warrants issued for share issue costs	-	-	-	338,558	-	-	-	338,558
Options exercised for cash	53,505	340,672	-	(144,245)	-	-	-	196,427
Share-based compensation	-	-	-	1,917,172	-	-	-	1,917,172
Foreign exchange on translation	-	-	-	-	(299,161)	-	(20,110)	(319,271)
Loss for the year	-	-	-	-	-	(6,231,009)	(1,766,291)	(7,997,300)
Balance, November 30, 2020	10,142,426	29,999,645	574,457	3,633,057	4,304	(24,672,794)	-	9,538,669

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

1.NATURE AND CONTINUANCE OF OPERATIONS

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd. The Company is an entertainment company with a portfolio of content IP spanning creative industries.  The Company’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. The head office and registered records office of the Company is Suite 202 – 5626 Larch Street, Vancouver, British Columbia, V6M 4E1. The Company’s shares trade on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at November 30, 2020, the Company has generated losses since inception and has an accumulated deficit of $24,672,794. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management has estimated that it does not have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months and, therefore, will be required to obtain additional financing.  These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern within one year of the approval of these financial statements.  There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time and online gaming which is beneficial to the Company’s operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

	Incorporation	Percentage owned
		2020	2019	2018
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	100%	100%	100%
Companies owned by Liquid Canada:
Majesco Entertainment Company (“Majesco)	USA	0%	51%	51%

On January 9, 2018, Liquid Canada acquired 51% of the shares of Majesco Entertainment Company (“Majesco”), a Nevada corporation.  The Company is a provider of video game products primarily for the mass-market consumer (Notes 5 and 20).  The Company deconsolidated Majesco as of August 31, 2020 as control was lost.

All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Non-controlling interest represented the portion of a subsidiary’s earnings and losses and net assets that is not held by the Company.  If losses in a subsidiary applicable to a non-controlling interest exceed the non-controlling interest in the subsidiary’s equity, the excess is allocated to the non-controlling interest except to the extent that the majority has a binding obligation and is able to cover the losses.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Significant judgements includes the determination of functional currency, assessments over level of control or influence over companies, the recoverability and measurement of deferred tax assets, assessments of acquisitions of groups of assets versus a business, and the determination of a discontinued operation.

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of share-based compensation, derivative, and convertible features; the valuation of intangible assets including goodwill; the valuation of investments in equity instruments; the valuation of expected credit loss; and the valuation of convertible debentures.

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

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies.  Management is required to assess at each reporting date the Company’s control and influence over these other companies.  Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting.  The Company has considered its ownership position in Waterproof Studios Inc. (“Waterproof”) to constitute significant influence up to February 28, 2019 and thereafter does not have the ability to influence the key operating activities of the entity.  Accordingly, as of March 1, 2019 the Company has accounted for its investment under fair value through profit or loss (Notes 10 and 11).  Additionally, the Company has assessed that control of Majesco was lost as of August 31, 2020 (Note 20).

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

Acquisition of group of assets

The Company acquired platform coding which did not meet the definition of a business and is accounted for as an asset acquisition.  The Company applied the amended IFRS 3 Business Combinations standard in its determination that the acquisition did not meet the definition of a business, in particular, the optional concentration test, as substantially all the fair value of the assets acquired were accounted in a group of similar identifiable assets.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

Discontinued operations

The Company classifies a component of the Company’s business as discontinued operations when there is a highly probable likelihood of a disposal of that component.

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

Valuation of intangible assets including goodwill

Goodwill and intangible assets are assessed for impairment indicators at each reporting date.  Management first reviews qualitative factors in determining if an impairment needs to be recorded.  Quantitative factors are then used to calculate the amount of impairment, if needed.  Goodwill and certain intangibles resulted from a business acquisition which were valued based on estimated discounted cash flows.  As at November 30, 2020, that business was sold.

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date.  The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Valuation of expected credit loss

Loans receivable are assessed for an estimated credit loss at each reporting date.  The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan.  As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and Liquid Canada changed from the CAD to the USD dollar effective September 1, 2018.  The functional currency of Majesco was the USD.  The functional currency of Waterproof is the CAD. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

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

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

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

For the years presented, the Company did not record an expected credit loss on its accounts receivable; however, an accumulated expected credit loss was recorded on its loans receivable as at November 30, 2020.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, due to related parties, loans payable, convertible debentures, and long-term debt are classified as other financial liabilities and carried on the statement of financial position at amortized cost.  Derivative liabilities are measured at FVTPL.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies.  Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.  Investments in associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost.  The financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Company from the date that significant influence or joint control commences, until the date that significant influence or joint control ceases.  When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued, except to the extent that the Company has obligations, or has made payments on behalf of the investee.  The Company used the equity method of accounting for its 49% investment in Waterproof until significant influence ceased on March 1, 2019.

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

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment30%

Vehicles30%

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

The Company has intangible assets from acquisitions and development of gaming content. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues15 years

Platform coding3 years

Brandsindefinite

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

Development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•the development costs can be measured reliably;

•the project is technically and commercially feasible;

•the Company intends to and has sufficient resources to complete the project;

•the Company has the ability to use or sell the asset, and

•the asset will generate probable future economic benefits.

Intangible assets being developed are amortized once development is complete and the asset starts to generate income.

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

Platform coding

The platform coding acquired by the Company is currently under development and is not yet subject to amortization.

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

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Discontinued operations

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

•represents a separate majour line of business or geographic area of operations;

•is part of a single coordinated plan to dispose of a separate majour line of business or geographic area of operations; or

•is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.  When an operation is classified as a discontinued operation, the comparative statement of comprehensive loss is re-presented as if the operation had been discontinued from the start of the comparative year.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

The Company grants stock options to buy common shares of the Company to directors, officers and consultants.

All stock options and compensatory warrants made to employees and non-employees are measured and recognized using the Black-Scholes option pricing model. For employees, the fair value of the options is measured at grant date. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Stock options that vest over time are recognized using the graded vesting method. Share based compensation is recognized as an expense with a corresponding increase in reserves. At each financial reporting period, the amount recognized as expense is adjusted to reflect the number of share options expected to vest. If and when the stock options are ultimately exercised, the applicable amounts of reserves are transferred to share capital.

Where the terms of a stock option are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the stock-based compensation arrangement or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period.

The Company may grant Restricted Share Units (RSUs) to directors, officers, employees, and consultants.  The fair value of the RSUs are estimated using the value on the grant date and are recognized as an expense over the vesting period.  As the RSUs are redeemed and common shares are issued, the amount previously recognized in reserves is recorded as an increase to share capital.

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

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Streaming services

Revenue from streaming services are recognized as revenue when the services have been provided and control of the deliverable has been transferred to the customer.  The streaming services allows independent film makers to monetize their films on the Company’s streaming platforms.  The Company earns a percentage of the sales charged by the filmmakers which is collected by third party payments providers.  The Company reports revenues related to these sales net of the fees paid to the filmmakers and payment providers.

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

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in accounting standards

On December 1, 2019, the Company elected to early adopt the amendments to IFRS 3 Business Combinations.  The amendment:

•clarifies minimum requirements to be a business,

•clarifies market participants ability to replace missing elements,

•clarifies the assessment of whether an acquired process is substantive,

•narrows the definition of outputs, and

•provides for an optional concentration test which is met if substantially all of the fair value of the gross net assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The Company has also adopted the following accounting standards effective December 1, 2019, which had no significant impact on the consolidated financial statements:

•IFRS 16 - Leases

•IFRIC 23 – Uncertainty Over Income Tax Treatments

Accounting pronouncements not yet adopted

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

3.REVERSE ACQUISITION

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

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

3.REVERSE ACQUISITION (continued)

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

During the year ended November 30, 2020, the Company incurred costs of $nil (2019 - $192,601; 2018 - $359,590) related to the reverse acquisition that were recorded as project investigation costs.

4.RESTRICTED CASH

As at November 30, 2020, the Company had a $Nil (November 30, 2019 - $672,663 (US$506,179)) deposit certificate which earned interest at 0.35% per annum and matured and renewed monthly.  The deposit certificate was assigned as security to City National Bank for a revolving bank loan (Note 16).

5.ACQUISITION OF MAJESCO ENTERTAINMENT COMPANY

On January 9, 2018, the Company acquired 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company issued 66,667 common shares with a value of $415,000 and is required to pay cash consideration of up to US$1,000,000.  During the year ended November 30, 2020, the Company settled the remaining balance of $632,061 (US$500,000) previously included in accounts payable (Note 20) (2019 - $664,405 (US$500,000)).

In connection with the acquisition of Majesco, the Company agreed to pay a finder’s fee of 5% of the total purchase price for a total fee of $97,809 (US$75,000).  As at November 30, 2020, the agent forgave the remaining US$25,000 resulting in $nil (November 30, 2019 - $33,223 (US$25,000)) being included in accounts payable.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

6.RECEIVABLES

	2020	2019
	$	$
Accounts receivable	10,360	25,299
Sales tax receivable	227,699	14,293
Other receivables	-	658,769

	238,059	698,361

Other receivables as at November 30, 2019 included the Company’s insurance claim for certain legal bills in relation to a lawsuit.

7.PREPAIDS

As at November 30, 2020, prepaids includes $370,432 (US$285,714) (November 30, 2019 - $208,066 (US$156,570)) for a marketing campaign that is being expensed over the term of the campaign.

8.LOANS RECEIVABLE

Current amounts

As at November 30, 2020, the current loans receivable including accrued interest is as follows:

	Waterproof	Participant Games	Installment Entertainment	Total
	$	$	$	$
Balance November 30, 2018	104,552	199,806	126,937	431,295
Reclassified as long-term	-	(199,806)	(126,937)	(326,743)
Accrued interest income	8,137	-	-	8,137
Repayments received	(17,807)	-	-	(17,807)

Balance November 30, 2019	94,882	-	-	94,882
Accrued interest income	416	-	-	416
Repayments received	(95,298)	-	-	(95,298)

Balance November 30, 2020	-	-	-	-

During fiscal 2016, the Company entered into a revolving credit facility agreement with Waterproof and advanced $100,000 to Waterproof.  The revolving credit facility was unsecured, bore interest at 8% per annum and was due on July 21, 2017.  If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate.  Interest was payable on the first business day of each month.  As at November 30, 2020, the Company had accrued interest receivable of $nil (November 30, 2019 - $11,651).  The Company received payment in full in December 2019.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

8.LOANS RECEIVABLE (continued)

Long-term amounts

Loans receivable are classified as long-term when management has determined that they will not be receiving payment on these loans within the next twelve months.  As at November 30, 2020, the long-term loans receivable including accrued interest are as follows:

	Participant Games	Installment Entertainment	Total
	$	$	$
Balance November 30, 2018	-	-	-
Reclassified from current	199,806	126,937	326,743
Accrued interest income	32,120	20,405	52,525
Expected credit loss	(115,963)	(29,468)	(145,431)

Balance November 30, 2019	115,963	117,874	233,837
Accrued interest income	37,391	23,755	61,146
Expected credit loss	(86,026)	(98,855)	(184,881)

Balance November 30, 2020	67,328	42,774	110,102

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of $150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018.  As at November 30, 2020, the Company has accrued interest receivable of $119,317 (November 30, 2019 - $81,926) and has recorded an allowance for credit loss of $201,989 (November 30, 2019 - $115,963), on a cumulative basis, as the note remains unpaid.

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of $100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018.  The loan was convertible into shares, at any time prior to April 21, 2018.  As at November 30, 2020, the Company has accrued interest receivable of $71,097 (November 30, 2019 - $47,342) and has recorded an allowance for credit loss of $128,323 (November 30, 2019 - $29,468), on a cumulative basis, as the note remains unpaid.

9.LICENSES

Four licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $4,880,639.  During the year ended November 30, 2020, the Company wrote-off one license with an unamortized balance of $330,276 (year ended November 30, 2019 – one license with an unamortized balance $717,125).  The remaining two licenses held at November 30, 2020 are being amortized over the term of the corresponding agreements ranging from three to four years.

During the year ended November 30, 2020, amortization, included in cost of sales, amounted to $596,882 (2019 - $1,819,596; 2018 – $603,718).  The cumulative currency translation adjustment at November 30, 2020 was $101,718 (November 30, 2019 - $100,636).

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

9.LICENSES (continued)

The following table is a reconciliation of the licenses:

	2020	2019
	$	$
Balance, beginning of year	1,840,836	4,382,598
Amortization	(596,882)	(1,819,596)
Write-offs	(330,276)	(717,125)
Currency translation adjustment	1,082	(5,041)

Balance, end of year	914,760	1,840,836

10.INVESTMENT IN ASSOCIATES

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

The following table is a reconciliation of the investment in Waterproof as an equity investment:

	2020	2019	2018
	$	$	$
Balance, beginning of year	-	397,629	509,857
Share of profit (loss) of equity investment	-	195,726	(119,654)
Currency translation adjustment	-	(6,081)	7,426
Derecognition to investment in equity instruments (Note 11)	-	(587,274)	-

Balance, end of year	-	-	397,629

The following table summarizes Waterproof’s revenue, expenses and losses for the comparative years:

2018
$
Revenue	4,999,395
Cost of sales	(3,951,861)
Expenses	(1,291,786)

Loss for the year	(244,252)

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

10.INVESTMENT IN ASSOCIATES (continued)

Household Pests

The Company held a 50% interest in Household Pests Holdings Inc. (“Household Pests”) and accounted for its investment as a joint operation as the Company did not have the ability to control the key operating activities of the entity.

During the year ended November 30, 2017, Household Pests entered into a letter of understanding with Household Pests, LLC in connection with the development, financing, production and exploitation of the proposed animated feature film currently entitled Household Pests (the “Film”).  Additionally, Household Pests entered in to an option agreement with Pigmental, LLC (“Owner”) with respect to the purchase of all rights, titles, and interests in the Animation Work Purchase Agreement dated as of July 2, 2014 by and between Sergio Animation Studios, S.L. and the Owner for a sum of US$625,000.  During the year ended November 30, 2017, the Company paid $125,500 (US$100,000) as acquisition costs and incurred $181,872 in deferred costs.

As at November 30, 2018, Household Pests let the options lapse and as such, management wrote-off its $310,484 investment in Household Pests.

11.INVESTMENT IN EQUITY INSTRUMENTS

Until February 28, 2019, the Company accounted for the investment in Waterproof (Note 10) using the equity method of accounting resulting in a carrying value of $587,274 at March 1, 2019, however, the Company no longer exerts significant influence over Waterproof’s operating activities resulting in the investment being reclassified as FVTPL.

The fair value as at March 1, 2019 was determined to be $1,649,362 resulting in a gain of $1,062,088 on derecognition from the equity accounting carrying value.

As at November 30, 2020, the value of Waterproof’s common shares was estimated to be $3,845,598 (2019 - $1,551,324) resulting in an unrealized gain on equity instruments of $2,383,004 (2019 - $953,961).  The cumulative currency translation adjustment as at November 30, 2020 was $(78,640) (2019 - $10,089).

The following table is a reconciliation of the investment in Waterproof:

	2020	2019
	$	$
Balance, beginning of year	1,551,324	-
Recognition from investment in associates (Note 10)	-	587,274
Change in fair value	2,383,004	953,961
Currency translation adjustment	(88,730)	10,089

Balance, end of year	3,845,598	1,551,324

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

12.EQUIPMENT

	Computer Equipment	Vehicles	Total
	$	$	$
Cost:
At November 30, 2018	-	-	-
Additions	125,143	-	125,143
Net exchange differences	(277)	-	(277)
At November 30, 2019	124,866	-	124,866
Additions	-	56,436	56,436
Net exchange differences	(3,043)	(293)	(3,336)
At November 30, 2020	121,823	56,143	177,966

Depreciation:
At November 30, 2018	1,553	-	1,553
Net exchange differences	8	-	8
At November 30, 2019	1,561	-	1,561
Additions	37,417	-	37,417
Net exchange differences	(1,365)	-	(1,365)
At November 30, 2020	37,613	-	37,613

Net book value:
At November 30, 2019	123,305	-	123,305
At November 30, 2020	84,210	56,143	140,353

No depreciation was taken on the vehicle as it was purchased at the end of the fiscal year and not available for use.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

13.INTANGIBLE ASSETS

	Video Game Catalogues	Platform Coding	Brands	Total
	$	$	$	$
Cost:
At November 30, 2018	1,589,258	-	105,286	1,694,544
Additions - paid or accrued	133,356	-	-	133,356
Net exchange differences	(7,053)	-	5,013	(2,040)
At November 30, 2019	1,715,561	-	110,299	1,825,860
Additions - paid or accrued	-	4,464,885	-	4,464,885
Dispositions	(208,659)	-	(111,454)	(320,113)
Net exchange differences	(40,598)	(153,981)	1,155	(193,424)
At November 30, 2020	1,466,304	4,310,904	-	5,777,208

Amortization:
At November 30, 2018	17,722	-	-	17,722
Additions	100,202	-	-	100,202
Net exchange differences	(23)	-	-	(23)
At November 30, 2019	117,901	-	-	117,901
Additions	101,350	-	-	101,350
Net exchange differences	(6,469)	-	-	(6,469)
At November 30, 2020	212,782	-	-	212,782

Net book value:
At November 30, 2019	1,597,660	-	110,299	1,707,959
At November 30, 2020	1,253,522	4,310,904	-	5,564,426

As at November 30, 2020, included in video game catalogues is $nil (November 30, 2019 - $212,625) of development costs which the Company has not begun amortizing.

Brands pertained to Majesco Entertainment which were disposed of at August 31, 2020. (Note 20)

During the year ended November 30, 2020, the Company acquired platform coding for a cash payment of $4,464,885 (US$3,325,000) which is currently under development and not yet subject to amortization.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

14.GOODWILL

Goodwill of $3,356,355 was acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco.  As at November 30, 2020, the goodwill was disposed of upon the deconsolidation of the Majesco operations (Note 20).  The currency translation adjustment as at November 30, 2020 was $nil (November 30, 2019 - $226,193).

15.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2020	2019
	$	$
Accounts payable	1,116,088	2,845,308
Accrued liabilities	154,958	821,014
Payroll taxes payable	13,406	474
Sales tax payable	-	2,911
Payable on Majesco acquisition (Note 5)	-	697,674

	1,284,452	4,367,381

During the year ended November 30, 2020, the Company issued 100,317 (2019 – 159,873; 2018 – 81,937) common shares valued at $306,620 (2019 - $634,175; 2018 - $449,291) to settle accounts payable of $346,000 (2019 - $535,688; $595,045) resulting in a gain of $39,380 (2019 – loss of $98,487; 2018 – gain of $145,764) which is included in gain (loss) on settlement of debt.

During the year ended November 30, 2020, the Company issued 12,402 units valued at $26,130 to convert interest on the convertible debentures included in accounts payable (Notes 17 and 19).

16.LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Related party	Third party	Credit Facility	Bank Loan	Total
	$	$	$	$	$
Balance, November 30, 2018	172,203	12,000	750,000	-	934,203
Advance	-	150,000	-	662,933	812,933
Repayment - cash	(172,203)	(137,000)	-	-	(309,203)

Balance, November 30, 2019	-	25,000	750,000	662,933	1,437,933
Advance	-	-	-	1,535	1,535
Repayment - cash	-	-	(110,707)	(664,468)	(775,175)
Repayment - shares	-	(25,000)	-	-	(25,000)

Balance, November 30, 2020	-	-	639,293	-	639,293

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

16.LOANS PAYABLE (continued)

Related party loans

Related party loans consisted of amounts advanced by directors or companies controlled by them.  Several of the loans were secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 8.0% per annum.  As at November 30, 2019, all loans have been paid in full.  As at November 30, 2020, interest of $nil (2019 - $39,747) remains outstanding and is included in accounts payable and accrued liabilities.

Third party loans

Third party loans included loans secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 14.4% per annum.  As at November 30, 2019, the amount outstanding was due on demand and incurred interest of 14.4% per annum.  During the year ended November 30, 2020, the Company issued 6,911 common shares valued at $25,347 to settle the $25,000 loan outstanding resulting in a loss of $348. Interest of $nil (2019 - $2,192) remains outstanding and is included in accounts payable and accrued liabilities.

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

In November 2019, the new lender signed a Forebearance Agreement which extended the maturity date of the loan to November 30, 2020 and required the Company to make quarterly payments of $250,000 commencing on March 31, 2020 until the principal and interest on the loan have been paid in full.  In accordance with the Forebarance Agreement, the Company issued 215,000 treasury shares of the Company as security for the loan which will be transferred to the lender upon any default of the loan.  Additionally, the new lender released the Waterproof POA and amended their general security agreement to exclude the Company’s investment in Waterproof.  In March 2020, the new lender provided an extension allowing the delay of the quarterly payments to commence June 30, 2020.

During the year ended November 30, 2020, the Company repaid a further $500,000 for this loan of which $110,707 has been applied to the principal and $389,293 has been applied to the outstanding interest.  Interest of $7,062 (2019 - $289,282) remains outstanding and is included in accounts payable and accrued liabilities at November 30, 2020.

In February 2021, the new lender agreed to accept the 215,000 treasury shares held as security as full and final payment of the Forbearance Agreement (Note 29).

Bank loan

In May 2019, the Company entered into a revolving note for US$500,000 with City National Bank which bore interest at 2.35% per annum and was secured by a deposit certificate of US$500,000 (Note 4).  As at November 30, 2020, the Company had repaid this loan in full.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

17.CONVERTIBLE DEBENTURES

	Liability component	Equity component	Total
	$	$	$
Balance, November 30, 2018	-	-	-
Cash received	2,930,477	595,991	3,526,468
Deferred income tax liability	-	(160,917)	(160,917)
Interest expense and accretion	259,885	-	259,885
Settlement of convertible debentures	(1,795,455)	(244,890)	(2,040,345)
Reallocation of interest to accounts payable	(25,156)	-	(25,156)
Currency translation adjustment	18,651	-	18,651

Balance, November 30, 2019	1,388,402	190,184	1,578,586
Interest expense and accretion	83,140	-	83,140
Settlement of convertible debentures	(961,186)	(134,198)	(1,095,384)
Reallocation of interest to accounts payable	(21,079)	-	(21,079)
Currency translation adjustment	42,242	-	42,242

Balance, November 30, 2020	531,519	55,986	587,505

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

For accounting purposes, the convertible debentures are separated into their liability and equity components by first valuing the liability component.  The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the convertible debentures assuming a 12% discount rate, which was the estimated rate for a similar debenture without a conversion feature.  The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the convertible debentures at the time of issuance.  As the Company has excess tax assets to offset the deferred tax liability, which was created from the book to tax difference in value of the convertible debentures, the deferred tax liability was reversed, resulting in a deferred tax recovery of $160,917 during the year ended November 30, 2019

During the year ended November 30, 2020, debentures of $961,186 (US$681,980) (2019 - $1,795,455 (US$1,133,761) were converted into 515,000 (2019 – 1,000,167) units of the Company of which $nil (2019 – $30,779) was allocated to reserves relating to the value of the warrants issued.  As a result, the Company transferred $134,198 (2019 – $244,890) from reserves to share capital representing the proportionate balance of the equity component.

Interest and accretion expense for the year ended November 30, 2020 was $83,140 (2019 - $259,885).

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

18.LONG-TERM DEBT

Third party
$
Balance, November 30, 2019	-
Advances	51,936

Balance, November 30, 2020	51,936
Current portion	8,991
Long-term portion	42,945

During the year ended November 30, 2020, the Company entered into a Conditional Sales Contract for the purchase of a vehicle.  The agreement bears interest of 6.99%, requires 60 monthly payments of $1,028, and is secured by a vehicle with a net book value of $56,143 (Note 12).

The principal payments required under the long-term debt for the next four fiscal years are as follows:

2022$9,640

202310,336

202411,082

202511,887

19.SHARE CAPITAL AND RESERVES

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

20,000,000

Issued share capital

Common shares

The Company had the following share issuances during the year ended November 30, 2020:

a)On January 22, 2020, the Company issued 57,125 common shares valued at $148,198 to settle debt of $190,706 (Note 15) resulting in a gain of $42,508 which is included in gain (loss) on debt settlements.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

b)On January 22, 2020, the Company issued 11,764 common shares valued at $39,615 to a consultant of the Company for public relations services provided to the Company of which $33,058 of services were rendered during the year ended November 30, 2019 and was included in commitment to issue shares.

c)On April 27, 2020, the Company issued 50,103 common shares valued at $183,769 to settle debt of $180,294 (Notes 15 and 16) resulting in a loss of $3,476 which is included in gain (loss) on debt settlements.

d)On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for USD$1.88 per common share with a maturity date of June 9, 2025.  In connection with these offerings, the Company paid legal fees of $409,200 (US$305,761), agent fees of $428,256 (US$320,000), and issued 213,333 agent warrants with a value of $338,558 and an exercise price of US$1.88 per common share with a maturity date of June 4, 2025.

e)On July 29, 2020, the Company issued 29,536 common shares valued at $60,000 to a consultant of the Company for advisory services provided to the Company.

f)On September 16, 2020, the Company issued 250,001 common shares valued at $482,272 in relation to the vesting of 250,001 restricted share units.  As a result, the Company transferred $482,272 representing the fair value of the vested RSUs from reserves to share capital.

g)On November 17, 2020, the Company issued 84,375 common shares valued at $176,769 to a consultant of the Company for services provided to the Company.

h)During the year ended November 30, 2020, the Company issued the following for exercised stock options, warrants, and conversions:

•issued 515,000 units on the conversion of $961,186 (US$681,980) worth of net convertible debentures (Note 17) and 12,402 units on the conversion of $26,130 (US$18,605) worth of interest on the convertible debentures.  As a result, the Company transferred $134,198 from reserves to share capital representing the proportionate balance of the equity component.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2021.

•issued 493,111 common shares for total proceeds of $1,111,476 in connection with the exercise of 493,111 share purchase warrants at US$1.75 per warrant of which $104,139 was received during the year ended November 30, 2019.  As a result, the Company transferred $28,056 representing the fair value of the exercised warrants from reserves to share capital.

•issued 573,171 common shares for total proceeds of $907,036 in connection with the exercise of 573,171 share purchase warrants at US$1.20 per warrant.

•received $574,457 for the exercise of 367,084 share purchase warrants with an exercise price of US$1.20 and an expiry date of August 30, 2020 which is included in commitment to issue shares.  In December 2020, the shares were issued (Note 29).

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

•issued 53,505 common shares for total proceeds of $196,427 in connection with the exercise of 53,505 stock options at US$2.55 per option.  As a result, the Company transferred $144,245 representing the fair value of the exercised options from reserves to share capital.

The Company had the following share issuances during the year ended November 30, 2019:

a)On February 28, 2019, the Company issued 113,334 common shares valued at $391,013 to settle debt of $335,792 resulting in a loss of $55,221 which is included in loss on debt settlements.

b)On April 30, 2019, the Company issued 46,539 common shares valued at $243,162 to settle debt of $199,896 resulting in a loss of $43,266 which is included in loss on debt settlements.

c)On April 30, 2019, the Company issued 17,222 common shares valued at $73,980 to various consultants of the Company for consulting and public relations services provided to the Company.

d)During the year ended November 30, 2019, the Company issued the following for exercised warrants and conversions:

•issued 158,291 common shares valued at $368,617 in connection to the exercise of 158,291 share purchase warrants with an exercise price of US$1.75 per warrant.

•issued 1,000,167 units on the conversion of $1,795,455 (US$1,133,761) worth of net convertible debentures (Note 17).  As a result, the Company transferred $244,890 from reserves to share capital representing the proportionate balance of the unamortized equity component.  Additionally, the Company allocated $30,779 to reserves representing the value of the warrants issued.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2021.

The Company had the following share issuances during the year ended November 30, 2018:

a)On January 9, 2018, the Company issued 66,667 common shares valued at $415,000 pursuant to the December 12, 2017 share purchase agreement for Majesco (Note 5).

b)On August 9, 2018, a reverse acquisition transaction was completed whereby LBIX issued 1,288,497 common shares valued at $4,277,319 in exchange for all of the issued and outstanding shares of Liquid Canada (Note 3). Warrants held by Liquid Canada were transferred to the Company as part of the Arrangement valued at $96,303.

c)On October 15, 2018, the Company completed a brokered private placement which consisted of the issuance of 800,000 units at a price of US$4.00 per unit for gross proceeds of $4,157,760 (US$3,200,000).  Each unit consisted of one common share and one share purchase warrant exercisable for a three-year period at an exercise price of US$5.00 per warrant.  The Company incurred agents’ fees of $410,218, legal fees of $36,353, issued 10,000 common shares valued at $41,531 to an agent, and issued 8,000 agents warrants valued at $24,774 in connection with the closing of this private placement.

d)On October 15, 2018 the Company issued 888,000 common shares valued at $4,880,639 for licenses (Note 9).

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

e)On October 15, 2018, the Company issued 113,764 common shares valued at $623,771 to settle debt of $833,487 resulting in a gain of $209,716 which is included in gain on debt settlements and issued 28,451 common shares valued at $156,000 for a commitment to issue shares.

f)On October 15, 2018, the Company issued 268,000 common shares valued at $1,469,456 for the purchase of video games in connection with two separate purchase agreements (Note 13).

g)During the year ended November 30, 2018, the Company issued the following for exercised warrants and conversions:

•issued 51,148 common shares in connection with the exercise of share purchase warrants for proceeds of $154,320.  As a result, the Company transferred $23,854 representing the fair value of the exercised share purchase warrants from reserves to share capital.

•issued 1,837 common shares in connection with the exercise of 1,837 agents’ warrants at $1.25 per warrant for proceeds of $2,296.  As a result, the Company transferred $2,985 representing the fair value of the exercised share purchase warrants from reserves to share capital.

Preferred shares

As at November 30, 2020, 2019, and 2018, no preferred shares were issued and outstanding.

Treasury shares

On November 27, 2019, the Company issued 215,000 common shares into treasury as security against a loan in accordance with a Forbearance Agreement (Note 16).  In February 2021, the Company transferred these shares to the lender as full and final payment of the Forbearance Agreement (Note 29).

Profit (loss) per share

	Year ended November 30,
	2020	2019	2018
	$	$	$
Basic and diluted loss per share attributable to the Company from continuing operations	(0.66)	(1.77)	(3.16)
Basic and diluted loss per share attributable to the Company	(0.79)	(1.78)	(3.14)
Basic and diluted loss per share attributable to the non-controlling interest	(0.23)	(0.01)	0.02
Weighted average number of common shares outstanding	7,845,300	4,255,297	2,397,117

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

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

Following the Arrangement, the Company does not have a formal stock option plan.  The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods but generally vest immediately on grant. Options granted generally have a life of five years.

During fiscal 2018 and in connection with the Arrangement, the Company granted 117,000 stock options, with a total fair value of $236,345, to former option holders of LBIX of which 89,000 stock options vest 25% on grant date, 25% on October 2, 2018, 25% on January 2, 2019, and 25% on April 2, 2019.  Of the total fair value granted, $96,303 was considered to be part of the cost of acquisition of LBIX (Note 3).  During the year ended November 30, 2020, the Company recorded share-based compensation of $Nil (2019 -$36,781; 2018 - $111,135) in relation to these options.

During the year ended November 30, 2019, the Company granted 461,500 stock options with a total fair value of $1,136,731 that vested immediately on grant.

During the year ended November 30, 2020, the Company granted 550,000 stock options with a total fair value of $1,011,582 that vested immediately on grant.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	2020	2019	2018
Risk-free interest rate	0.47%	1.82%	2.09%
Dividend yield	Nil	nil	Nil
Expected life	5.0 years	5.0 years	0.94 years
Volatility	103%	92%	127%
Weighted average fair value per option	$1.79	$2.46	$2.08

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

Stock option transactions are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
		$
Balance, November 30, 2017	220,000	3.75
Cancelled – Plan of Arrangement	(220,000)	3.75
Granted	117,000	17.24 (US$13.30)
Balance, November 30, 2018	117,000	17.24 (US$13.30)
Granted	461,500	3.31 (US$2.55)
Cancelled	(117,000)	17.24 (US$13.30)
Balance, November 30, 2019	461,500	3.39 (US$2.55)
Granted	550,000	3.31 (US$2.55)
Exercised	(53,505)	3.31 (US$2.55)

Balance, November 30, 2020	957,995	3.31 (US$2.55)

A summary of the share options outstanding and exercisable at November 30, 2020 is as follows:

Number of Stock Options	Exercise Price	Expiry Date
$
407,995	3.31 (US$2.55)	February 28, 2024
25,000	3.31 (US$2.55)	January 8, 2025
25,000	3.31 (US$2.55)	February 13, 2025
25,000	3.31 (US$2.55)	March 10, 2025
25,000	3.33 (US$2.57)	April 13, 2025
450,000	3.31 (US$2.55)	July 23, 2025
957,995

The weighted average life of share options outstanding at November 30, 2020 was 4.01 years.

Warrants

Agents’ warrants

During the year ended November 30, 2020, the Company issued 213,333 agents warrants with a total fair value of $338,558 and an exercise price of US$1.88 per warrant in connection with the private placement which closed on June 8, 2020.

During the year ended November 30, 2018, the Company issued 8,000 agents’ warrants with an exercise price of US$4.00 per warrant with a total fair value of $24,774 in connection with the October 15, 2018 private placement.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Agents’ warrants (continued)

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the warrants granted:

	2020	2019	2018
Risk-free interest rate	0.48%	-	2.30%
Dividend yield	nil	-	Nil
Expected life	5.0 years	-	2 years
Volatility	103%	-	105%
Weighted average fair value per warrant	$1.59	-	$3.10

Agents’ warrant transactions are summarized as follows:

	Number of Agents’ Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2017	4,574	1.25
Issued	8,000	5.19 (US$4.00)
Exercised	(1,837)	1.25
Balance, November 30, 2018	10,737	4.35
Cancelled	(2,737)	1.25
Balance, November 30, 2019	8,000	5.32 (US$4.00)
Issued	213,333	2.44 (US$1.88)
Cancelled	(8,000)	5.19 (US$4.00)

Balance, November 30, 2020	213,333	2.44 (US$1.88)

A summary of the agents’ warrants outstanding and exercisable at November 30, 2020 is as follows:

Number of Agent’s Warrants	Exercise Price	Expiry Date
$
213,333	2.44 (US$1.88)	June 4, 2025
213,333

The weighted average life of agent’s warrants outstanding at November 30, 2020 was 4.52 years.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

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

During the year ended November 30, 2019, the Company issued 1,000,167 share purchase warrants with an exercise price of US$1.75 per warrant in connection with the conversion of various convertible debentures.

On October 18, 2019, the Company repriced six tranches of share purchase warrants to US$1.20.

During the year ended November 30, 2020, the Company:

•issued 527,402 share purchase warrants with an exercise price of US$1.75 per warrant in connection with the conversion of various convertible debentures;

•621,865 share purchase warrants with an exercise price of US$1.20 per warrant in connection with the exercise of the “B” share purchase warrants described under Derivative liability below; and

•1,333,334 share purchase warrants with an exercise price of US$1.88 per warrant in connection with the registered direct offering which closed in June 2020.

Share purchase warrant transactions are summarized as follows:

	Number of Share Purchase Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2017	320,946	4.36
Granted	800,000	6.65
Granted on anti-dilution clause	72,800	3.24 (USD$2.50)
Exercised	(51,148)	3.01
Balance, November 30, 2018	1,142,598	6.05
Issued	1,000,167	2.33 (US$1.75)
Exercised	(158,291)	2.33 (US$1.75)
Balance, November 30, 2019	1,984,474	1.92 (US$1.81)
Issued	2,482,601	2.18 (US$1.68)
Exercised	(1,433,366)	1.80 (US$1.39)

Balance, November 30, 2020	3,033,709	2.15 (US$1.66)

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants (continued)

A summary of the share purchase warrants outstanding and exercisable at November 30, 2020 is as follows:

Number of Share Purchase Warrants	Exercise Price	Expiry Date
$
800,000	1.56 (US$1.20)	October 15, 2021
876,167	2.27 (US$1.75)	February 26, 2021
24,208	1.56 (US$1.20)	April 6, 2022
1,333,334	2.44 (US$1.88)	June 9, 2025
3,033,709

The weighted average life of share purchase warrants outstanding at November 30, 2020 was 2.30 years.

Restricted share units (“RSUs”)

During the year ended November 30, 2020, the Company granted 1,000,001 RSUs to certain directors, officers, and consultants of the Company which vest 25% on grant (September 3, 2020) and 25% each six months thereafter.  The granted RSUs convert to common shares of the Company upon vesting, accordingly, 250,001 common shares were issued upon grant.

During the year ended November 30, 2020, the Company recorded share-based compensation expense of $905,590 in relation to the issued RSUs.  The fair value of the RSUs was measured using the value on the grant date of US$1.47 per common share.

Number of RSUs

Balance, November 30, 2017, 2018, and 2019	-
Granted	1,000,001
Vested	(250,001)

Balance, November 30, 2020	750,000

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

Derivative liability

a)On August 30, 2017, the Company completed a non-brokered private placement of 132,043 units for cash proceeds of $126,000. Each unit consisted of one “A” share purchase warrant and one “B” share purchase warrant. Each “A” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $3.00 per warrant. Each “B” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $6.00, repriced to USD$1.20 on October 18, 2019.  The warrant agreement provides an anti-dilution clause for each of the A and B warrants that, upon exercise of the warrants, will cause the Company to issue additional warrants sufficient to entitle the warrant holder to acquire 10% of the issued and outstanding common shares of the Company.  Such right is limited to one exercise of either of the A and B warrants and all of the A warrants must be exercised prior to exercising any of the class B warrants.

The anti-dilution right for the A and B share purchase warrants was valued at $126,000 as at November 30, 2017 as the acquisition price approximated fair value due to the recency of the transaction.  During the year ended November 30, 2018, certain A warrants were exercised causing the rights to expire resulting in a decrease to the liability.

During the year ended November 30, 2020, certain B warrants were exercised causing the rights to expire resulting in the elimination of the liability.

As at November 30, 2020, the rights attached to the B warrants were valued at $Nil (2019 - $1,102,277) resulting in a derivative gain of $1,102,277 for the year ended November 30, 2020 (2019 – loss of $1,001,365; 2018 - gain of $25,088).

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the revaluation of the derivative liability as at November 30, 2020, 2019 and 2018:

	2020	2019	2018
Risk-free interest rate	-	1.70%	2.16%
Dividend yield	-	Nil	Nil
Expected life	-	0.75 year	1.75 years
Volatility	-	106%	114%
Probability of exercise	-	75%	20%

b)Due to the Company changing its functional currency from the CAD to the USD during the year ended November 30, 2018, a derivative liability occurred on the date of change on the Company’s previously issued share purchase warrants with CAD exercise prices.  During the year ended November 30, 2019, the share purchase warrants with a CAD exercise price was repriced to USD resulting in the elimination of the derivative liability.

As at November 30, 2019, the Company revalued the derivative liability to $Nil and recorded a gain of $551,846 (2018 - $1,005,240).

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the revaluation of the derivative liability as at November 30, 2020, 2019, and 2018:

	2020	2019	2018
Risk-free interest rate	-	-	2.08%
Dividend yield	-	-	Nil
Expected life	-	-	2.25 years
Volatility	-	-	102%

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

20.DISCONTINUED OPERATIONS

On August 31, 2020, the Company agreed to settle $652,061 (US$500,000) payable for the Majesco acquisition (Note 5), along with $452,772 in consulting fees owed to the previous owner of Majesco, for $260,824 (US$200,000) in cash and the return of the Company’s 51% ownership of Majesco.  Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

The following is the breakdown of the discontinued operations on the statement of comprehensive loss:

	Year ended November 30,
	2020	2019	2018
	$	$	$
Sales	415,335	402,127	687,381
Cost of sales	141,815	148,249	155,031
Gross profit	273,520	253,878	532,350

Operating expenses
Consulting and director fees	12,179	113,990	131,866
Other general and administrative expenses	14,371	30,296	23,041
Management and directors salaries and fees	89,658	113,229	95,121
Marketing	-	282	-
Professional fees	30,462	87,396	50,932
	146,670	345,193	300,960

Impairment of goodwill	(2,940,739)	-	-
Write off of intangible assets	-	-	(116,352)
Loss on settlement of debt	-	-	(36,854)
	(2,940,739)	-	(153,206)

Profit (loss) before income taxes	(2,813,889)	(91,315)	78,184
Income tax expense	-	(1,659)	1,621

Profit (loss) from discontinued operations	(2,813,889)	(89,656)	76,563
Profit (loss) attributable to non-controlling interest from discontinued operations	(1,766,291)	(43,932)	37,516
Profit (loss) attributable to the Company from discontinued operations	(1,047,598)	(45,724)	39,047

The following is a breakdown of the change in cash flows for the discontinued operations:

	Year ended November 30,
	2020	2019	2020
	$	$	$
Net cash provided by (used in) operating activities	38,635	113,876	119,667
Net cash used in investing activities	-	(133,356)	11,060

Net cash flows for the year	38,635	(19,480)	130,727

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

21.RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

In November 2020, the Company signed employment agreements with Charlie Brezer, a director of the Company, and Daniel Cruz, the CFO and a director of the Company.  The agreements require total payments of $17,500 per month each.  Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.

A summary of related party loans and related transactions is included in Notes 5 and 16.  Interest expense paid or accrued to related parties during the year ended November 30, 2020 was $nil (2019 - $5,174; 2018 - $18,537).

Accounts payable and accrued liabilities at November 30, 2020 includes $27,098 (2019 - $945,940) owing to directors, officers, or to companies controlled by common directors for unpaid consulting fees, expense reimbursements, and loan interest.  Additionally, accounts payable and accrued liabilities includes $nil (2019 - $664,452) payable to a director of Majesco relating to the purchase of the Company’s 51% interest in Majesco.

During the year ended November 30, 2020, the Company received $nil (2019 - $781,395 (US$588,000)) for convertible debentures detailed in Note 17 from three directors of the Company.  In July 2019, two directors converted their debentures worth $116,990 (US$88,000) into 58,667 units of the Company.  In April 2020, the remaining director converted his debenture of $706,350 (US$500,000) and the associated accrued interest of $14,941 (US$10,576) into 340,384 units of the Company.

As at November 30, 2019, a loan was due from Waterproof, which included accrued interest receivable, amounting to $94,882.  As at November 30, 2020, the loan was repaid in full.  During the year ended November 30, 2020, the Company recorded interest income of $416 (2019 - $8,137; 2018 - $8,116) in connection to this loan receivable. (Note 8).

The following is a summary of key management personnel compensation:

	Year ended November 30,
	2020	2019	2018
	$	$	$
Management and directors salaries and fees	625,000	577,500	407,525
Management and directors salaries and fees in discontinued operations	19,000	26,000	-
Share-based compensation	1,578,456	890,418	-
Interest expense	-	5,174	18,537

	2,222,456	1,499,092	426,062

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

22.NON-CONTROLLING INTEREST

The following table presents the changes in equity attributable to the 49% non-controlling interest in Majesco:

	2020	2019
	$	$
Balance, beginning of year	1,786,401	1,838,941
Share of loss for the year	(1,766,291)	(43,932)
Foreign exchange on translation	(20,110)	(8,608)

Balance, end of year	-	1,786,401

The following table presents the non-controlling interest as at November 30, 2020 and 2019:

	2020	2019
	$	$
Assets
Current	-	33,770
Non-current	-	3,905,471
	-	3,939,241

Liabilities
Current	-	270,362
Non-current	-	23,163
	-	293,525

Net assets	-	3,645,716
Non-controlling interest	-	1,786,401

The following table presents the loss and comprehensive loss attributable to non-controlling interest:

		Year ended November 30,
	Note	2020	2019	2018
		$	$	$
Profit (loss) attributable to non-controlling interest from discontinued operations	20	(1,766,291)	(43,932)	37,516
Foreign exchange translation adjustment		(20,110)	(8,608)	116,810

Comprehensive loss attributable to non-controlling interest		(1,786,401)	(52,540)	154,326

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

23.CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as cash and shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. The Company is not subject to externally imposed capital requirements other than disclosed in Note 16.

24.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, investment in equity instruments, accounts payable and accrued liabilities, loans payable, convertible debentures, long-term debt, and derivative liability.  The fair value of receivables, loans receivable, accounts payable and accrued liabilities, loans payable, and long-term debt approximates their carrying values.  Cash and restricted cash are measured at fair value using level 1 inputs.  Convertible debentures and derivative liability are measured using level 2 inputs.  The investment in equity instruments is measured at fair value using level 3 inputs.

As at November 30, 2020, the fair value of the level 3 asset was $3,845,598 (2019 - $1,551,324) based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization.  The Company’s investment in Waterproof does not have a quoted market price on an active market and the Company has assessed the fair value of the investment based on Waterproof’s unobservable earnings.  As a result, the fair value is classified as level 3 of the fair value hierarchy.  The process of estimating the fair value of Waterproof is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at November 30, 2020, the Company had assets totaling CAD$385,416 and liabilities totalling CAD$317,679. A 10% change in the exchange rate would change other comprehensive income/loss by approximately US$5,000.  The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

24.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

b)Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at November 30, 2020 and 2019 is the carrying value of the loans receivable. The Company has allowed for an expected credit loss of $330,312 on the loans receivable as at November 30, 2020.  During the year ended November 30, 2020, the Company increased the allowance by $184,881 which is included in the consolidated statements of comprehensive loss.

c)Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  As at November 30, 2020, the loans included in loans payable and convertible debentures bear interest at rates of 14.4% and 2.0% per annum, respectively, and are due on demand.  The long-term debt bears interest at 6.99% per annum and is payable over five years.  The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at November 30, 2020, the Company had a cash balance of $704,977 to settle current financial liabilities of $2,464,255.  Additionally, as there is no assurance the convertible debentures will be converted into common shares of the Company, the Company is exposed to liquidity risk.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

25.SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	Years ended November 30,
	2020	2019	2018
	$	$	$
Supplemental non-cash disclosures
Reallocation of value of options upon exercise	144,245	-	-
Reallocation of value of warrants upon exercise	28,056	-	2,986
Reallocation of value of RSUs upon vesting	482,272	-	-
Shares issued for the acquisition of Majesco (Note 5)	-	-	415,000
Shares issued for intangible assets	-	-	1,469,456
Shares issued for licenses	-	-	4,880,639
Shares issued for debt settlements	331,967	634,175	623,771
Warrants issued for share issue costs	338,558	-	24,774
Net assets acquired on RTO (Note 3)	-	-	243,065
Shares issued for commitment to issue shares	137,197	-	156,000
Acquisition of equipment in accounts payable	-	125,143	-
Units issued for conversion of convertible debentures and associated interest	1,121,514	2,040,346	-
Accounts payable applied to convertible debentures	-	23,675	-
Derecognition of investment in associate	-	587,274	-
Loans receivable allocated to long-term	-	379,268	-
Residual value of warrants on conversion of convertible debentures	-	30,779	-
Accounts receivable applied to accounts payable	648,091	-	-

26.CONTINGENCIES

a)In January 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company for approximately $400,000 for unpaid consulting fees, US$500,000 for the unpaid cash consideration for the purchase of 51% interest in Majesco, and a payment for the difference between US$500,000 and the value of the Company’s shares issued on the purchase of the 51% interest in Majesco.  On August 31, 2020, a settlement agreement had been reached whereby the Company would pay US$200,000 and transfer the 51% interest in the common shares of Majesco back to the consultant (Note 20).  As at November 30, 2020, the Company paid $260,824 (US$200,000) in full.

b)In February 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company in relation to the issuance of a share certificate for 59,706 common shares of the Company, 32,149 of which the consultant states is owing to him and general and special damages in relation to the shares.  In May 2020, the Company settled this lawsuit for $68,937 (US$50,000).

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

27.INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2020	2019	2018
	$	$	$

Loss from continuing operations before income taxes	(5,183,411)	(7,696,577)	(7,576,796)
Profit (loss) from continuing operations before income taxes	(2,813,889)	(91,315)	78,184
Loss before income taxes	(7,997,300)	(7,787,892)	(7,498,612)
Expected income tax expense (recovery) at statutory rates	(2,159,000)	(2,103,000)	(2,025,000)
Change in statutory, foreign tax, foreign exchange rates and other	(63,000)	(44,576)	(75,379)
Permanent difference	563,000	356,000	1,439,000
Impact of deconsolidation	(23,000)	-	-
Share issue cost	(226,000)	-	(132,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(9,000)	(123,000)	-
Change in unrecognized deferred tax assets	1,917,000	1,752,000	795,000

Income tax expense (recovery)	-	(162,576)	1,621

Deferred tax expense (recovery) relating to continuing operations	-	(160,917)	-
Current income tax expense (recovery) relating to discontinued operations	-	1,659	(1,621)

The significant components of the Company’s deferred tax liability is as follows:

	2020	2019
	$	$
Deferred tax assets (liabilities)
Intangible assets	-	(23,163)
Capital loss	197,000	-
Investment in associates	(434,000)	(122,000)
Debt with accretion	-	(41,000)
Non-capital losses	237,000	163,000

Net deferred tax liability	-	(23,163)

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

27.INCOME TAXES (continued)

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	2020	Expiry Date Range	2019	Expiry Date Range	2018	Expiry Date Range
	$		$		$
Property and equipment	3,222,000	No expiry date	2,675,000	No expiry date	437,000	No expiry date
Share issue costs	865,000	2020-2024	305,000	2020-2022	414,000	2019-2022
Debt with accretion	122,000	No expiry date	-	No expiry date	-	No expiry date
Investment in associates	-	No expiry date	-	No expiry date	56,000	No expiry date
Allowable capital losses	-	No expiry date	323,000	No expiry date	11,000	No expiry date
Non-capital losses	14,609,000	2026-2040	8,194,000	2026-2039	4,503,000	2026-2038

Tax attributes are subject to review, and potential adjustment, by tax authorities.

28.SEGMENTED INFORMATION

During the years ended November 30, 2020, 2019, and 2018, the Company had two offices: a head-office in Vancouver, BC, and Majesco’s office in New York, New York.  In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis.  During the year ended November 30, 2018, the Company had two reportable operating segments:  the investment in the production of films and the investment in video games.  During the year ended November 30, 2019, the Company had one reportable operating segment: the investment in video games.  Upon the acquisition of the Platform coding (Note 13) during the year ended November 30, 2020, the Company determined it now has two reportable operating segments:  the investment in distribution of films and the investment in video games.

Revenue derived in the Company’s film and video games segments is earned from a large number of customers located throughout the world.  No one customer exceeds 5% of the Company’s sales.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

28.SEGMENTED INFORMATION (continued)

Below summarizes the Company’s reportable operating segments for year ended November 30, 2020.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	16,587	30,730	47,317
Cost of sales	(56,058)	(707,126)	(763,184)
Operating expenses	(499,144)	(127,155)	(626,299)
Discontinued operations	-	(2,813,889)	(2,813,889)
Segment profit (loss)	(538,615)	(3,617,440)	(4,156,055)

Corporate expenses:
Operating expenses			(6,918,323)
Other income			3,077,078
Foreign currency translation			(320,925)
Comprehensive loss for the year			(8,318,225)

Capital expenditures	4,464,885	-	4,897,288

Below summarizes the Company’s reportable operating segments for the year ended November 30, 2019.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	-	27,109	27,109
Cost of sales	-	(1,837,555)	(1,837,555)
Operating expenses	-	(100,202)	(100,202)
Other expenses	-	195,726	195,726
Discontinued operations	-	(89,656)	(89,656)
Segment loss	-	(1,804,578)	(1,804,578)

Corporate expenses:
Operating expenses			(5,401,320)
Other expenses			(580,335)
Tax recovery			160,917
Foreign currency translation			12,775
Comprehensive loss for the year			(7,612,541)

Capital expenditures:
Equipment	-	125,143	125,143

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

28.SEGMENTED INFORMATION (continued)

Below summarizes the Company’s reportable operating segments for the year ended November 30, 2018.

	Film	Video Games	Total
	$	$	$
Segment Information
Cost of sales	-	(603,718)	(603,718)
Operating expenses	-	(17,722)	(17,722)
Other expenses	(442,585)	-	(442,585)
Discontinued operations	-	76,563	76,563
Segment loss	(442,585)	(544,877)	(987,462)

Corporate expenses:
Operating expenses			(1,759,084)
Other expenses			(4,753,687)
Foreign currency translation			398,892
Comprehensive loss for the year			(7,101,341)

Capital expenditures:
Intangible assets	-	79,808	79,808
Goodwill	-	3,585,883	3,585,883

29.SUBSEQUENT EVENTS

a)In December 2020, the Company signed an employment agreement with a new CEO of the Company. The agreement requires total payments of $20,000 per month.  Included in the agreement is a provision for a salary increase to $30,000 per month upon the Company raising US$5 million in funding and three months written notice or salary paid in lieu of notice upon termination without just cause.

b)On December 10, 2020, the Company issued 367,084 common shares for the exercise of 367,084 share purchase warrants with an exercise price of US$1.20 for total proceeds of $574,457 which were included in commitment to issue shares at November 30, 2020.

c)On January 1, 2021, the Company granted an officer of the Company 750,715 stock options with an exercise price of US$1.90 and a term of five years.  The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023.

d)On January 1, 2021, the Company repriced 932,995 stock options with an exercise price of US$2.55 and 25,000 stock options with an exercise price of US$2.57 to US$1.90 per option.  All other terms remained unchanged.

e)On January 14, 2021, the Company granted a consultant of the Company 321,735 stock options with an exercise price of US$1.90 and a term of five years.  The options will vest as follows: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022.

f)On January 14, 2021, the Company extended the maturity date of the outstanding convertible debenture by one year to February 26, 2022.

g)On January 25, 2021, the Company issued 2,984 common shares to a consultant to settle $10,000 of outstanding accounts payable.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

29.SUBSEQUENT EVENTS (continued)

h)On January 29, 2021, the Company issued 17,907 common shares to a consultant of the Company for advisory services provided to the Company.

i)In February 2021, the Company issued 130,167 common shares for the exercise of 130,167 share purchase warrants with an exercise price of US$1.75.

j)On February 12, 2021, the Company transferred 215,000 treasury shares to a creditor as full and final payment of a Forbearance Agreement (Note 16).

k)On February 18, 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (ARSA) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  The Company disputes and denies this claim.  The action is in its earliest stages and the Company has not had the opportunity to file a response.

l)On February 12, 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of US$1.75 from February 26, 2021 to March 11, 2021 due to the investors being subject to a trading blackout.

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

4.4*	Employment Agreement dated November 1, 2020 be tween the Company and Daniel Cruz
4.5*	Employment Agreement dated November 1, 2020 between the Company and Charlie Brezer
8.1*	Subsidiaries of the Registrant
11.1	Code of Ethics, incorporated by reference from the prior filing as Exhibit 11.1 to the Annual Report on Form 20-F, filed with the SEC on June 1, 2005
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DateMarch 1, 2021

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

4.4*	Employment Agreement dated November 1, 2020 between the Company and Daniel Cruz
4.5*	Employment Agreement dated November 1, 2020 between the Company and Charlie Brezer
8.1*	Subsidiaries of the Registrant
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