Form 20-F/A
period 2020-11-30
Liquid Media Group Ltd.
filed 2021-04-15
CIK 884247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F/A

(RESTATED)

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

Page

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes      ☒ No

Restatement of Previously Issued Form 20-F

a)A review of the application of IFRS to the Company’s previously issued Cashless Warrants, being the 1,333,334 warrants issued in connection with the June 8, 2020 registered direct offering, has resulted in a restatement of the Company’s previous accounting for the Cashless Warrants.

As described in Note 19 of the restated audited consolidated financial statements for the years ended November 30, 2020, 2019, and 2018, the registered direct offering completed by the Company on June 8, 2020, resulted in the issuance of Cashless Warrants, exercisable for a period of five years from the date of issuance at an exercise price of US$1.88 per Cashless Warrant. The holders of the Cashless Warrants may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Cashless Warrant shares to the holder, in lieu of exercising the Cashless Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Cashless Warrants.  The fair value is determined by multiplying the number of Cashless Warrants to be exercised by the previous day’s volume weighted average price (“VWAP”) less the exercise price with the difference divided by the VWAP.  If a Cashless Warrant holder exercises this option, there will be variability in the number of shares issued per Cashless Warrant.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in profit or loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the Cashless Warrants are exercised, or will be extinguished upon the expiry of the outstanding Cashless Warrants, and will not result in any cash effect.

In the original accounting determination, the estimated fair value of the Warrants was recorded in equity at $nil. At initial recognition the Company should have recorded the derivative liability at $470,785, with allocated issuance costs of $103,424 recognized as professional fees. In addition, at November 30, 2020 the Company should have recorded the derivative liability at $341,163, which results in a gain on derivative liability in profit or loss for the year ended November 30, 2020 of $129,622.

b)In March 2021, the Company received invoices totaling US$159,120 from a consultant for services rendered during the year ended November 30, 2020.  As at November 30, 2020, the Company should have recorded $206,301 in accounts payable and accrued liabilities.  For the year ended November 30, 2020, the Company should have recorded $212,687 in consulting and director fees.

The following table illustrates the impact of the corrections.

	As previously reported	Adjustment	As restated
	$	$	$
As at November 30, 2020
Accounts payable and accrued liabilities	1,284,452	206,301	1,490,753
Derivative liability (long-term)	-	341,163	341,163
Share capital	29,999,645	(367,361)	29,632,284
Accumulated other comprehensive income	4,304	6,386	10,690
Deficit	(24,672,794)	(186,489)	(24,859,283)

For the year ended November 30, 2020
Consulting fees	993,215	212,687	1,205,902
Professional fees	588,039	103,424	691,463
Gain on derivative liability	1,102,277	129,622	1,231,899
Loss attributable to Liquid Media Group from continuing operations	(5,183,411)	(186,489)	(5,369,900)
Loss for the year	(7,997,300)	(186,489)	(8,183,789)
Foreign currency translation adjustment	(319,271)	6,386	(312,885)
Comprehensive loss for the year	(8,316,571)	(180,103)	(8,496,674)

Loss attributable to Shareholders of the Company	(6,231,009)	(186,489)	(6,417,498)
Comprehensive loss attributable to Shareholders of the Company	(6,530,170)	(180,103)	(6,710,273)

Basic and diluted loss per share attributable to the Company from continuing operations	(0.66)	(0.02)	(0.68)
Basic and diluted loss per share attributable to the Company	(0.79)	(0.03)	(0.82)

Cash flows used in operating activities	(6,138,396)	(73,650)	(6,212,046)
Cash flows provided by financing activities	6,120,167	73,650	6,193,817

As a result of the restatement described above, Liquid’s management has concluded that a material weakness in our internal controls over financial reporting existed during the nine-months ended August 31, 2020.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness identified in (a) above was specific to interpreting and applying a particular IFRS rule related to the recording of a complex non-cash financial instrument while the material weakness identified in (b) above was specific to management being unaware of unrecorded liabilities. Refer to Item 15 Controls and Procedures for further details.

Index

PART I

Item 1. – Identity of Directors, Senior Management and Advisers6

Item 2. – Offer Statistics and Expected Timetable6

Item 3. – Key Information6

Item 4. – Information on the Company30

Item 4A. – Unresolved Staff Comments37

Item 5. – Operating and Financial Review and Prospects37

Item 6. – Directors, Senior Management and Employees50

Item 7. – Major Shareholders and Related Party Transactions61

Item 8. – Financial Information63

Item 9. – The Offer and Listing.64

Item 10. – Additional Information.64

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.66

Item 12. – Description of Securities Other than Equity Securities.67

PART II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.67

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.67

Item 15. – Controls and Procedures.68

Item 16A. – Audit Committee Financial Expert.69

Item 16B. – Code of Ethics.69

Item 16C. – Principal Accountant Fees and Services.69

Item 16D. – Exemptions from the Listing Standards for Audit Committees.70

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.70

Item 16F. – Change in Registrant’s Certifying Accountant70

Item 16G. – Corporate Governance70

Item 16H. – Mine Safety Disclosure71

PART III

Item 17. – Financial Statements.71

Item 18. – Financial Statements.71

Item 19. – Exhibits.72

INTRODUCTION

The terms the “Company”, “LMG”, “Liquid”, “we”, “us” and “our” as used in this restated Annual Report on Form 20-F, or “Annual Report,” refer to Liquid Media Group Ltd. and its consolidated subsidiaries or predecessor entities (including Leading Brands, Inc.), except where the context requires otherwise.

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

	Fiscal Year Ended Nov. 30, 2020 ($)	Fiscal Year Ended Nov. 30, 2019 ($)	Fiscal Year Ended Nov. 30, 2018 ($)	Fiscal Year Ended Nov. 30, 2017 ($)	Fiscal Year Ended Nov. 30, 2016 ($)
Net sales / revenue from continuing operations	47,317	27,109	-	-	-
Net loss from continuing operations	(5,369,900)	(7,535,660)	(7,576,796)	(1,928,870)	(465,644)
Net income (loss) from discontinued operations	(2,813,889)	(89,656)	76,563	-	-
Net loss	(8,183,789)	(7,625,316)	(7,500,233)	(1,928,870)	(465,644)
Net loss attributable to shareholders of the Company	(6,417,498)	(7,581,384)	(7,537,749)	(1,928,870)	(465,644)
Net income (loss) attributable to non-controlling interest	(1,766,291)	(43,932)	37,516	-	-
Comprehensive loss	(8,496,674)	(7,612,541)	(7,101,341)	(1,928,870)	(465,644)
Comprehensive loss attributable to shareholders of the Company	(6,710,273)	(7,560,001)	(7,255,667)	(1,928,870)	(465,644)
Comprehensive income attributable to non-controlling interest	(1,786,401)	(52,540)	154,326	-	-
Loss per share, continuing operations	(0.68)	(1.77)	(3.16)	(0.96)	(0.25)
Loss per share, basic	(0.82)	(1.78)	(3.14)	(0.96)	(0.25)
Total assets	12,045,869	15,389,472	15,577,056	1,456,836	3,119,209
Net assets	8,991,205	7,070,316	10,077,396	(247,305)	(298,385)
Share Capital	29,632,284	21,118,940	18,032,601	2,364,400	1,081,000
Long-term debt	384,108	2,513,842	675,942	126,000	2,500,000
Cash dividends declared per common share	-	-	-	-	-
Weighted average common shares outstanding basic and diluted	7,845,300	4,255,297	2,397,117	2,001,832	1,845,237

* the comparative figures have been reclassified to account for the discontinued operations of Majesco Entertainment Company.

Exchange Rates

Exchange Rate – April 13, 2021: 1.2685

Exchange rates for the previous six months: US$1 equivalent to the following in Canadian dollars:

	March 2021	February 2021	January 2021	December 2020	November 2020	October 2020
High	1.2668	1.2828	1.2810	1.2718	1.3257	1.3349
Low	1.2455	1.2530	1.2627	1.2718	1.2965	1.3122

Average exchange rates for each of the five most recent fiscal years: US$1equivalent to the following in Canadian dollars:

	Year ended November 30, 2020	Year ended November 30, 2019	Year ended November 30, 2018	Year ended November 30, 2017	Year ended November 30, 2016
Average	1.3446	1.3290	1.2907	1.3030	1.3276

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

We have a history of operating losses and negative cash flows and may continue to incur operating losses and negative cash flows in the future. For the fiscal years ended November 30, 2020, 2019 and 2018, our operating losses were $8,576,600, $7,311,968 and $2,380,524, respectively.  These operating losses have been generated as we attempt to implement our business plan, including expanding our existing products and services, acquiring additional technology, marketing to clients and customers and otherwise growing our business. Indeed, we only began generating revenue in fiscal year 2018, due to the Company’s acquisition of its majority interest in Majesco Entertainment Company (“Majesco”) during fiscal year 2018.  However, as of November 30, 2020, we no longer hold any interests in Majesco, and we cannot assure you that our revenue will increase, or whether we will ever operate profitably. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities and continue to develop our technology, products, projects, and services. For example, we will need additional funds to add to our content library and for development costs incurred to develop new games and redevelop our retro games, for production costs incurred in connection with the development of film and television projects, costs related to our cloud-based network initiative, for licensing and distribution expenses, and for the development and launch of our online direct-to-consumer distribution platform. These efforts may prove more expensive than we currently anticipate, and we may incur significant additional costs and expenses in connection with our business development activities. In addition, our film and gaming content creation operations are relatively capital intensive, while revenue-generating opportunities depend on the availability of projects in the market. All of these costs and expenses could prevent us from achieving or maintaining profitability in future periods.

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

●In June 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for US$1.88 per common share with a maturity date of June 9, 2025 (“Cashless Warrants”).  In connection with these offerings, the Company paid legal fees of $409,200 (US$305,761), agent fees of $428,256 (US$320,000), and issued 213,333 agent warrants with a value of $338,558 and an exercise price of $1.88 per common share with a maturity date of June 4, 2025 of which $103,424 was related to the issuance of the Cashless Warrants and was expensed to professional fees.

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

●The Company issued 1,517,251 common shares for total proceeds of $3,269,603 (US$2,581,992) in connection with: (1) the exercise of 367,084 share purchase warrants at US$1.20 per warrant for proceeds of $574,457 (US$440,500) received during fiscal 2020; (2) 160,167 share purchase warrants at US$1.75 per warrant for proceeds of $356,047 (US$280,292); (3) 803,334 share purchase warrants at US$1.88 per warrant for proceeds of $1,897,802 (US$1,510,268); and (4) 186,666 agents warrants at US$1.88 per warrant for proceeds of $441,297 (US$350,932).  The Company also issued 2,984 common shares in settlement of debt totalling $10,000, 17,907 common shares for advisory services provided to the Company, 250,001 common shares for the vesting of RSUs, 121,319 common shares for the cashless exercise of 175,000 Cashless Warrants, and 270,000 units on the conversion of $506,777 (US$405,000) worth of net convertible debentures.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2022.

●The Company transferred 215,000 treasury shares to a creditor as full and final payment of its Forbearance Agreement.

●The Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 1,791,045 common shares of the Company at US$3.35 per common share for total proceeds of $7,507,801 (US$6,000,000).  In connection with this offering, the Company paid legal fees of $100,104 (US$80,000) and agent fees of $588,111 (US$470,000).

●Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (ARSA) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterproof.  The litigation is at an early stage.

●The Company extended the expiry date of 346,000 share purchase warrants with an exercise price of US$1.75 from February 26, 2021 to March 11, 2021 due the investors being subject to a trading blackout.

•In March 2021, the Company announced the signing of a distribution agreement with Atari, one of the world’s most iconic consumer brands and interactive entertainment producers.  Liquid’s video-on-demand distribution platform, SlipStream, will be made available for download on the all-new Atari VCSTM PC/console hybrid.

•In March 2021, the Company announced its plans to create the first of its kind multi-token IP platform called the Liquid Media Token Platform (“LMTP”).  Liquid is engaged in partnership discussions for platform engineering with CurrencyWorks.  The LMPT will serve to support the evolving needs of film, entertainment and gaming industry professionals, and capture opportunities to conceptualize and create content once, then monetize it in perpetuity.

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

Operating Expenses

For the year ended November 30, 2020, operating expenses increased by $2,359,211 from $5,501,522 in the year ended November 30, 2019 to $7,860,733 in the year ended November 30, 2020 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Accretion expense	Decrease of $143,980	Decreased due to the conversion of convertible debentures which decreased the balance to be accreted.
Consulting fees	Increase of $429,986

Increased due to the Company incurring a settlement in 2020 Q2 of $67,141 (US$50,000) in regards to a lawsuit initiated by a former consultant and the Company engaging additional consultants during the current year.

Management and directors salaries and fees	Increase of $56,933	Increased due to an increase of $2,500/month to two members of management in January 2020.
Marketing	Increase of $935,866	Increased due to the Company completing a digital marketing campaign which started in 2019 Q2 and commencing a new campaign in 2020 Q3. The campaigns focus is to increase awareness of the Company.
Professional fees	Decrease of $200,210

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

●The Company recorded an increase in gain on derivative liability of $1,681,418 due to the derivatives from the prior year being eliminated at the end of 2020 Q2 and a lower fair value being applied to the derivatives existing at the end of the current year.

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

B.Liquidity and Capital Resources.

Fiscal Year Ended November 30, 2020

As at November 30, 2020, the Company has current assets of $1,470,630 and current liabilities of $2,670,556, which results in a working capital deficit of $1,199,926 (2019 – working capital of $544,349).

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

Cash Flows

The table below sets forth a summary of cash flow activity and should be read in conjunction with the Company’s cash flow statements:

	Year Ended November 30,
	2020	2019
	$	$
Cash flows used in operating activities	(6,212,046)	(4,026,634)
Cash flows used in investing activities	(3,857,154)	(213,702)
Cash flows provided by financing activities	6,193,817	4,456,019
Effect of foreign exchange on cash	(7,045)	44,391
Increase (decrease) in cash during the year	(3,882,428)	260,074
Cash, beginning of period	4,587,405	4,327,331
Cash, end of period	704,977	4,587,405

The cash flow used in operating activities for year ended November 30, 2020 increased by $2,185,412 compared to the comparative year. The use of cash flows from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization and accretion, share-based compensation expense, changes in the value of derivatives, gains and losses on the settlement of debt, unrealized foreign exchange, the share of profit of its equity investment, the unrealized gains on the revaluation of equity instruments, and the write off of various items, in addition to net changes in non-cash balances relating to operations.

Cash used by investing activities for year ended November 30, 2020 increased by $3,643,452 compared to the comparative year mostly due to the Company acquiring and developing a portfolio of assets including certain streaming platforms for $4,464,885 (US$3,325,000).

Cash provided by financing activities for year ended November 30, 2020 increased by $1,737,798 compared to the comparative year mostly due to the Company closing its registered direct offering for total proceeds of $5,353,203 (US$4,000,002) and receiving funds from the exercise of options and warrants during the current period.  The comparative period included a private placement offering of unsecured convertible debentures of $3,502,793.

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

Intangible assets being developed are amortized once development is complete.

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

Legal Proceedings

As at November 30, 2020, the Company was not subject to any legal proceedings or claims.  In February 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (ARSA) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof.  The litigation is at an early stage.

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

(d)Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at November 30, 2020, the Company had a cash balance of $704,977 to settle current financial liabilities of $2,670,556.  Subsequent to the period, the Company also closed a registered direct offering raising $7,507,801 (US$6,000,000).   Management does not believe the Company is exposed to liquidity risk.

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

D.This item is not applicable.

Item 15. – Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Financial Officer, evaluated our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based on this evaluation, our management concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective, because of a material weakness in our internal control over financial reporting , as discussed below.

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

A material weakness in our internal controls is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

However, subsequently in 2021, management determined that a restatement of its previously issued audited consolidated financial statements for the year ended November 30, 2020 was necessary.  In conjunction with the restatement described above, Liquid’s management has identified a material weakness in the Company’s internal controls as at November 30, 2020.  Management did not design and implement internal controls to ensure that unique and/or complex financial instruments were presented in accordance with IFRS.  Additionally, the internal controls over unrecorded liabilities were determined to be ineffective.  Management has re-assessed the effectiveness of the Company’s internal control over financial reporting and, based on this re-evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of November 30, 2020.  The Company will implement immediately an appropriate remedial measure whereby it will retain additional accounting expertise to provide advice and guidance when the Company encounters significant or complex financial instrument issues and/or transactions.  The CFO and the Audit Committee Chair will be responsible for making the determination of when to utilize the external accounting expert.  Management will also implement further controls to ensure completeness of all liabilities at each reporting date.

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

Item 18. – Financial Statements

LIQUID MEDIA GROUP LTD.

Consolidated Financial Statements

For the years ended November 30, 2020, 2019, and 2018

(Expressed in Canadian Dollars)

Liquid Media Group Ltd.

Table of Contents

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm2

Financial Statements

Consolidated Statements of Financial Position3

Consolidated Statements of Loss4

Consolidated Statements of Comprehensive Loss6

Consolidated Statements of Cash Flows7

Consolidated Statements of Changes in Shareholders’ Equity 9

Notes to Consolidated Financial Statements11

DAVIDSON & COMPANY LLP Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Liquid Media Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Liquid Media Group Ltd. (the "Company"), as of November 30, 2020 and 2019, and the related consolidated statements of loss, comprehensive loss, cash flows, and changes in shareholders' equity for the years ended November 30, 2020, 2019, and 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2020 and 2019, and the results of its operations and its cash flows for the years ended November 30, 2020, 2019, and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Consolidated Financial Statements

As discussed in Note 29 to the consolidated financial statements, certain errors resulting in an understatement of liabilities and comprehensive loss for the year ended November 30, 2020 were discovered by the Company's management. Accordingly, the November 30, 2020 consolidated financial statements have been restated to correct the misstatement.

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

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada

Chartered Professional Accountants

April 14, 2021

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Liquid Media Group Ltd.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	November 30, 2020	November 30, 2019
		$	$
		(restated Note 29)
ASSETS

Current assets
Cash		704,977	4,587,405
Restricted cash	4	-	672,663
Receivables	6	238,059	698,361
Prepaids	7	527,594	296,352
Loans receivable	8	-	94,882
		1,470,630	6,349,663
Loans receivable	8	110,102	233,837
Licenses	9	914,760	1,840,836
Investment in equity instruments	11	3,845,598	1,551,324
Equipment	12	140,353	123,305
Intangible assets	13	5,564,426	1,707,959
Goodwill	14	-	3,582,548
		12,045,869	15,389,472

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	15,29	1,490,753	4,367,381
Loans payable	16,21	639,293	1,437,933
Convertible debentures	17,21	531,519	-
Current portion of long-term debt	18	8,991	-
		2,670,556	5,805,314
Convertible debentures	17,21	-	1,388,402
Long-term debt	18	42,945	-
Deferred income taxes	27	-	23,163
Derivative liability	19,29	341,163	1,102,277
		3,054,664	8,319,156

SHAREHOLDERS' EQUITY

Share capital	19,29	29,632,284	21,118,940
Commitment to issue shares	19	574,457	137,197
Reserves	19	3,633,057	2,166,098
Accumulated other comprehensive income	29	10,690	303,465
Accumulated deficit	29	(24,859,283)	(18,441,785)
Equity attributable to shareholders of the company		8,991,205	5,283,915
Non-controlling interest	22	-	1,786,401
		8,991,205	7,070,316
		12,045,869	15,389,472

Nature and continuance of operations (Note 1)

Contingencies (Note 26)

Subsequent events (Note 30)

Approved on behalf of the Board of Directors on April 14, 2021:

“Ronald Thomson”“Daniel Cruz”

     Director Director

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Loss

(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2020	2019	2018
		$	$	$
		(restated Note 29)

Sales		47,317	27,109	-
Cost of sales	9	763,184	1,837,555	603,718
Gross profit (loss)		(715,867)	(1,810,446)	(603,718)
Operating expenses
Accretion expense	17	67,175	211,155	-
Amortization	13	101,350	100,202	17,722
Bad debts		-	-	10,020
Consulting fees	29	1,205,902	775,916	344,003
Depreciation	12	37,417	1,553	-
Foreign exchange loss		40,691	16,833	65,612
Insurance		80,900	58,452	17,568
Interest expense	16,17,21	157,367	178,767	133,915
Investor relations, filing, and compliance fees		284,225	268,679	126,344
Management and directors salaries and fees	21	635,583	578,650	407,526
Marketing		2,102,152	1,166,286	-
Other general and administrative expenses		78,416	49,808	11,327
Professional fees	29	691,463	891,673	519,076
Research and development		430,632	-	-
Share-based compensation	19,21	1,917,172	1,173,512	111,135
Travel		30,288	30,036	12,558
		7,860,733	5,501,522	1,776,806
		(8,576,600)	(7,311,968)	(2,380,524)

Interest income	8	67,922	68,867	53,548
Share of profit (loss) of equity investment	10	-	195,726	(119,654)
Write-off of associate	10	-	-	(310,484)
Write-off of investment in films		-	-	(12,447)
Write-off of licenses	9	(330,276)	(717,125)	-
Listing expense	3	-	-	(4,130,557)
Project investigation	3	-	(192,601)	(359,590)
Derivative liability - warrants		-	-	(1,557,086)
Gain (loss) on derivative liability	19,29	1,231,899	(449,519)	1,030,328
Gain (loss) on settlement of debt	15,16	39,032	(98,487)	209,670
Unrealized gains on equity instruments	11	2,383,004	953,961	-
Allowance for credit loss	8	(184,881)	(145,431)	-
		3,206,700	(384,609)	(5,196,272)
Loss before income taxes		(5,369,900)	(7,696,577)	(7,576,796)
Deferred income tax recovery	17	-	(160,917)	-
Loss attributable to Liquid Media Group from continuing operations		(5,369,900)	(7,535,660)	(7,576,796)
Profit (loss) from discontinued operations	20	(2,813,889)	(89,656)	76,563
Loss for the year		(8,183,789)	(7,625,316)	(7,500,233)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Loss

(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2020	2019	2018
		$	$	$
		(restated Note 29)
Loss attributable to:
Shareholders of the Company		(6,417,498)	(7,581,384)	(7,537,749)
Non-controlling interest from discontinued operations	22	(1,766,291)	(43,932)	37,516
Loss for the year		(8,183,789)	(7,625,316)	(7,500,233)

Loss per common share (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended November 30,
	Note	2020	2019	2018
		$	$	$
		(restated Note 29)

Loss for the year		(8,183,789)	(7,625,316)	(7,500,233)
Other comprehensive income
Foreign currency translation adjustment		(312,885)	12,775	398,892
Comprehensive loss for the year		(8,496,674)	(7,612,541)	(7,101,341)

Comprehensive loss attributable to:
Shareholders of the company		(6,710,273)	(7,560,001)	(7,255,667)
Non-controlling interest	22	(1,786,401)	(52,540)	154,326
Comprehensive loss for the year		(8,496,674)	(7,612,541)	(7,101,341)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended November 30,
	2020	2019	2018
	$	$	$
	(restated Note 29)
Cash flows provided by (used in) operating activities
Loss from continuing operations for the year	(5,369,900)	(7,535,660)	(7,576,796)
Operating expenses of discontinued operations	38,635	113,876	119,667
Items not affecting cash:
Accretion expense	67,175	211,155	-
Accrued interest income	(61,562)	(60,662)	(49,404)
Accrued interest expense	128,171	162,152	126,360
Allowance for credit loss	184,881	145,431	-
Amortization - intangibles	101,350	100,202	17,722
Amortization - licenses	596,882	1,819,596	603,718
Depreciation	37,417	1,553	-
Bad debts	-	-	10,020
Change in value of derivatives	(1,231,899)	449,519	526,758
Commitment to issue shares	-	33,058	-
Deferred income tax recovery	-	(160,917)	-
(Gain) loss on settlement of debt	(39,032)	98,487	(172,816)
Non-cash listing expense	-	-	4,130,557
Share of (profit) loss on equity investment	-	(195,726)	119,654
Share-based compensation	1,917,172	1,173,512	111,135
Shares issued for services	243,326	73,980	-
Unrealized foreign exchange	18,045	(45,276)	(85,083)
Unrealized gains on equity instruments	(2,383,004)	(953,961)	-
Warrants issued for services	29,774	-	-
Write-off of intangible assets	-	-	116,352
Write-off of investments in associates	-	-	310,484
Write-off of investments in film	-	-	12,447
Write-off of license fees	330,276	717,125	-
Changes in non-cash working capital:
Receivables	(200,909)	(654,532)	51,889
Prepaids	(231,242)	(204,840)	172,815
Accounts payable and accrued liabilities	(387,602)	685,294	1,780,777
	(6,212,046)	(4,026,634)	326,256
Cash flows used in investing activities
Cash acquired from reverse acquisition	-	-	579,279
Cash received prior to reverse acquisition	-	-	124,561
Payment for consideration of Majesco	-	-	(196,505)
Cash disposed on sale of Majesco	(103,794)	-	-
Acquisition of equipment	(56,436)	-	-
Investment in associate	-	-	(2,339)
Investment in intangibles	(4,464,885)	-	(79,808)
Loan receivable received	83,231	10,000	-
Interest received on loans	12,067	7,807	-
Restricted cash from reverse acquisition	-	-	(574,510)
Restricted cash received	679,021	574,510	-
Purchase of restricted deposit certificate	(6,358)	(672,663)	-
Investing expenses of discontinued operations	-	(133,356)	11,060
	(3,857,154)	(213,702)	(138,262)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended November 30,
	2020	2019	2018
	$	$	$
	(restated Note 29)
Cash flows provided by financing activities
Loan proceeds	1,535	812,933	167,500
Loan repayments	(775,175)	(137,000)	(27,500)
Loan proceeds from related parties	-	-	37,582
Loan repayments to related parties	-	(172,203)	(50,500)
Long-term debt proceeds	51,936	-	-
Interest paid on loans	(463,272)	(23,260)	-
Convertible debentures received	-	3,502,793	-
Shares and warrants issued for cash	5,353,203	-	4,157,760
Share issuance costs	(763,806)	-	(446,571)
Commitment to issue shares	574,457	104,139	-
Warrants exercised and issued for cash	2,018,512	368,617	156,615
Options exercised and issued for cash	196,427	-	-
	6,193,817	4,456,019	3,994,886
Effect of foreign exchange on cash	(7,045)	44,391	90,144
Change in cash during the year	(3,882,428)	260,074	4,273,024
Cash, beginning of year	4,587,405	4,327,331	54,307
Cash, end of year	704,977	4,587,405	4,327,331

Supplemental cash-flow disclosure
Interest received	12,067	7,807	3,963
Interest paid	463,272	23,260	1,161

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

The accompanying notes are an integral part of these consolidated financial statements

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Total
		$	$	$	$	$	$	$
		(restated Note 28)			(restated Note 28)	(restated Note 28)
Balance, November 30, 2018	4,010,108	18,032,601	12,550	771,623	282,082	(10,860,401)	1,838,941	10,077,396
Shares issued to settle debt	159,873	634,175	-	-	-	-	-	634,175
Units issued for convertible debentures	1,000,167	2,040,346	-	(244,890)	-	-	-	1,795,456
Residual value of warrants issued for convertible debentures	-	(30,779)	-	30,779	-	-	-	-
Shares issued for services	17,222	73,980	-	-	-	-	-	73,980
Commitment to issue shares	-	-	137,197	-	-	-	-	137,197
Warrants exercised for cash	158,291	368,617	-	-	-	-	-	368,617
Subscriptions reclassified to payables	-	-	(12,550)	-	-	-	-	(12,550)
Share-based compensation	-	-	-	1,173,512	-	-	-	1,173,512
Convertible debenture - equity portion	-	-	-	435,074	-	-	-	435,074
Foreign exchange on translation	-	-	-	-	21,383	-	(8,608)	12,775
Loss for the year	-	-	-	-	-	(7,581,384)	(43,932)	(7,625,316)
Balance, November 30, 2019	5,345,661	21,118,940	137,197	2,166,098	303,465	(18,441,785)	1,786,401	7,070,316
Units issued for cash	2,666,672	4,882,418	-	-	-	-	-	4,882,418
Shares issued to settle debt	107,228	331,967	-	-	-	-	-	331,967
Units issued for convertible debentures and related interest	527,402	1,121,514	-	(134,198)	-	-	-	987,316
Shares issued for services	125,675	276,384	(33,058)	-	-	-	-	243,326
Shares issued for restricted share units	250,001	482,272	-	(482,272)	-	-	-	-
Share issuance costs	-	(1,072,590)	-	-	-	-	-	(1,072,590)
Commitment to issue shares	-	-	574,457	-	-	-	-	574,457
Warrants exercised for cash	1,066,282	2,150,707	(104,139)	(28,056)	-	-	-	2,018,512
Warrants issued for share issue costs	-	-	-	338,558	-	-	-	338,558
Options exercised for cash	53,505	340,672	-	(144,245)	-	-	-	196,427
Share-based compensation	-	-	-	1,917,172	-	-	-	1,917,172
Foreign exchange on translation	-	-	-	-	(292,775)	-	(20,110)	(312,885)
Loss for the year	-	-	-	-	-	(6,417,498)	(1,766,291)	(8,183,789)
Balance, November 30, 2020 (restated Note 29)	10,142,426	29,632,284	574,457	3,633,057	10,690	(24,859,283)	-	8,991,205

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at November 30, 2020, the Company has generated losses since inception and has an accumulated deficit of $24,859,283. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Subsequent to November 30, 2020, the Company closed a US$6,000,000 registered direct offering.  Management has estimated that it has have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months.

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment30%

Vehicles30%

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

November 30, 2020

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

November 30, 2020

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

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

14.GOODWILL

Goodwill of $3,356,355 was acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco.  As at November 30, 2020, the goodwill was disposed of upon the deconsolidation of the Majesco operations (Note 20).  The currency translation adjustment as at November 30, 2020 was $nil (November 30, 2019 - $226,193).

15.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2020	2019
	$	$
Accounts payable (Note 29)	1,322,389	2,845,308
Accrued liabilities	154,958	821,014
Payroll taxes payable	13,406	474
Sales tax payable	-	2,911
Payable on Majesco acquisition (Note 5)	-	697,674

	1,490,753	4,367,381

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

In February 2021, the new lender agreed to accept the 215,000 treasury shares held as security as full and final payment of the Forbearance Agreement (Note 30).

Bank loan

In May 2019, the Company entered into a revolving note for US$500,000 with City National Bank which bore interest at 2.35% per annum and was secured by a deposit certificate of US$500,000 (Note 4).  As at November 30, 2020, the Company had repaid this loan in full.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

November 30, 2020

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

d)On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for US$1.88 per common share with a maturity date of June 9, 2025 (“Cashless Warrants”).  In connection with these offerings, the Company paid legal fees of $409,200 (US$305,761), agent fees of $428,256 (US$320,000), and issued 213,333 agent warrants with a value of $338,558 and an exercise price of US$1.88 per common share with a maturity date of June 4, 2025 of which $103,424 related to the issuance of the Cashless Warrants and was expensed to professional fees.

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Treasury shares

On November 27, 2019, the Company issued 215,000 common shares into treasury as security against a loan in accordance with a Forbearance Agreement (Note 16).  In February 2021, the Company transferred these shares to the lender as full and final payment of the Forbearance Agreement (Note 30).

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

Profit (loss) per share

	Year ended November 30,
	2020	2019	2018
	$	$	$
Basic and diluted loss per share attributable to the Company from continuing operations (Note 29)	(0.68)	(1.77)	(3.16)
Basic and diluted loss per share attributable to the Company (Note 29)	(0.82)	(1.78)	(3.14)
Basic and diluted loss per share attributable to the non-controlling interest	(0.23)	(0.01)	0.02
Weighted average number of common shares outstanding	7,845,300	4,255,297	2,397,117

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

November 30, 2020

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

19.SHARE CAPITAL AND RESERVES (continued)

Derivative liability (continued)

c)On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for US$1.88 per common share with a maturity date of June 9, 2025.  The holders of the Cashless Warrants may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Cashless Warrant shares to the holder, in lieu of exercising the Cashless Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Cashless Warrants.  The fair value is determined by multiplying the number of Cashless Warrants to be exercised by the previous day’s volume weighted average price (“VWAP”) less the exercise price with the difference divided by the VWAP.  If a Cashless Warrant holder exercises this option, there will be variability in the number of shares issued per Cashless Warrant.

On initial recognition (Note 29), the Company allocated $470,785, being the fair value of the Cashless Warrants, from the proceeds of the offering included in share capital to set up the derivative liability.  As at November 30, 2020, the Company revalued the derivative liability to $341,163 and recorded a gain of $129,622.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the initial valuation and the valuation of the derivative liability as at November 30, 2020:

2020
Risk-free interest rate	0.15%
Dividend yield	Nil
Expected life	0.33 years
Volatility	94%
Discount rate	20%
Weighted average fair value per warrant	0.36

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

20.DISCONTINUED OPERATIONS (continued)

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

21.RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

In November 2020, the Company signed employment agreements with two directors of the Company.  The agreements require total payments of $17,500 per month each.  Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

d)Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at November 30, 2020, the Company had a cash balance of $704,977 to settle current financial liabilities of $2,670,556.  Subsequent to the period, the Company also closed a registered direct offering raising $7,507,801 (US$6,000,000).   The Company is exposed to liquidity risk.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

27.INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2020	2019	2018
	$	$	$

Loss from continuing operations before income taxes	(5,369,900)	(7,696,577)	(7,576,796)
Profit (loss) from continuing operations before income taxes	(2,813,889)	(91,315)	78,184
Loss before income taxes	(8,183,789)	(7,787,892)	(7,498,612)
Expected income tax expense (recovery) at statutory rates	(2,210,000)	(2,103,000)	(2,025,000)
Change in statutory, foreign tax, foreign exchange rates and other	(35,000)	(44,576)	(75,379)
Permanent difference	528,000	356,000	1,439,000
Impact of deconsolidation	(23,000)	-	-
Share issue cost	(226,000)	-	(132,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(9,000)	(123,000)	-
Change in unrecognized deferred tax assets	1,975,000	1,752,000	795,000

Income tax expense (recovery)	-	(162,576)	1,621

Deferred tax expense (recovery) relating to continuing operations	-	(160,917)	-
Current income tax expense (recovery) relating to discontinued operations	-	1,659	(1,621)

The significant components of the Company’s deferred tax liability is as follows:

	2020	2019
	$	$
Deferred tax assets (liabilities)
Intangible assets	-	(23,163)
Capital loss	197,000	-
Investment in associates	(434,000)	(122,000)
Debt with accretion	-	(41,000)
Non-capital losses	237,000	163,000

Net deferred tax liability	-	(23,163)

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

27.INCOME TAXES (continued)

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	2020	Expiry Date Range	2019	Expiry Date Range	2018	Expiry Date Range
	$		$		$
Property and equipment	3,222,000	No expiry date	2,675,000	No expiry date	437,000	No expiry date
Share issue costs	865,000	2020-2024	305,000	2020-2022	414,000	2019-2022
Debt with accretion	122,000	No expiry date	-	No expiry date	-	No expiry date
Investment in associates	-	No expiry date	-	No expiry date	56,000	No expiry date
Allowable capital losses	-	No expiry date	323,000	No expiry date	11,000	No expiry date
Non-capital losses	14,821,000	2026-2040	8,194,000	2026-2039	4,503,000	2026-2038

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

28.SEGMENTED INFORMATION (continued)

Below summarizes the Company’s reportable operating segments for year ended November 30, 2020.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	16,587	30,730	47,317
Cost of sales	(56,058)	(707,126)	(763,184)
Operating expenses	(499,144)	(127,155)	(626,299)
Discontinued operations	-	(2,813,889)	(2,813,889)
Segment profit (loss)	(538,615)	(3,617,440)	(4,156,055)

Corporate expenses:
Operating expenses			(7,234,434)
Other income			3,206,700
Foreign currency translation			(312,885)
Comprehensive loss for the year			(8,496,674)

Capital expenditures	4,464,885	-	4,464,885

Below summarizes the Company’s reportable operating segments for the year ended November 30, 2019.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	-	27,109	27,109
Cost of sales	-	(1,837,555)	(1,837,555)
Operating expenses	-	(100,202)	(100,202)
Other expenses	-	195,726	195,726
Discontinued operations	-	(89,656)	(89,656)
Segment loss	-	(1,804,578)	(1,804,578)

Corporate expenses:
Operating expenses			(5,401,320)
Other expenses			(580,335)
Tax recovery			160,917
Foreign currency translation			12,775
Comprehensive loss for the year			(7,612,541)

Capital expenditures:
Equipment	-	125,143	125,143

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

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

29.RESTATEMENT OF FINANCIAL STATEMENTS

c)A review of the application of IFRS to the Company’s previously issued Cashless Warrants has resulted in a restatement of the Company’s previous accounting for the Cashless Warrants.

As described in Note 19, the registered direct offering completed by the Company on June 8, 2020, resulted in the issuance of Cashless Warrants, exercisable for a period of five years from the date of issuance at an exercise price of US$1.88 per Cashless Warrant. The holders of the Cashless Warrants may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Cashless Warrant shares to the holder, in lieu of exercising the Cashless Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Cashless Warrants.  The fair value is determined by multiplying the number of Cashless Warrants to be exercised by the previous day’s volume weighted average price (“VWAP”) less the exercise price with the difference divided by the VWAP.  If a Cashless Warrant holder exercises this option, there will be variability in the number of shares issued per Cashless Warrant.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in profit or loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the Cashless Warrants are exercised, or will be extinguished upon the expiry of the outstanding Cashless Warrants, and will not result in any cash effect.

In the original accounting determination, the estimated fair value of the Warrants was recorded in equity at $nil. At initial recognition the Company should have recorded the derivative liability at $470,785, with allocated issuance costs of $103,424 recognized as professional fees. In addition, at November 30, 2020 the Company should have recorded the derivative liability at $341,163, which results in a gain on derivative liability in profit or loss for the year ended November 30, 2020 of $129,622.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

29.RESTATEMENT OF FINANCIAL STATEMENTS (continued)

d)In March 2021, the Company received invoices totaling US$159,120 from a consultant for services rendered during the year ended November 30, 2020.  As at November 30, 2020, the Company should have recorded $206,301 in accounts payable and accrued liabilities.  For the year ended November 30, 2020, the Company should have recorded $212,687 in consulting and director fees.

The following table illustrates the impact of the corrections.

	As previously reported	Adjustment	As restated
	$	$	$
As at November 30, 2020
Accounts payable and accrued liabilities	1,284,452	206,301	1,490,753
Derivative liability (long-term)	-	341,163	341,163
Share capital	29,999,645	(367,361)	29,632,284
Accumulated other comprehensive income	4,304	6,386	10,690
Deficit	(24,672,794)	(186,489)	(24,859,283)

For the year ended November 30, 2020
Consulting fees	993,215	212,687	1,205,902
Professional fees	588,039	103,424	691,463
Gain on derivative liability	1,102,277	129,622	1,231,899
Loss attributable to Liquid Media Group from continuing operations	(5,183,411)	(186,489)	(5,369,900)
Loss for the year	(7,997,300)	(186,489)	(8,183,789)
Foreign currency translation adjustment	(319,271)	6,386	(312,885)
Comprehensive loss for the year	(8,316,571)	(180,103)	(8,496,674)

Loss attributable to Shareholders of the Company	(6,231,009)	(186,489)	(6,417,498)
Comprehensive loss attributable to Shareholders of the Company	(6,530,170)	(180,103)	(6,710,273)

Basic and diluted loss per share attributable to the Company from continuing operations	(0.66)	(0.02)	(0.68)
Basic and diluted loss per share attributable to the Company	(0.79)	(0.03)	(0.82)

Cash flows used in operating activities	(6,138,396)	(73,650)	(6,212,046)
Cash flows provided by financing activities	6,120,167	73,650	6,193,817

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

30.SUBSEQUENT EVENTS

a)Effective January 1, 2021, the Company signed an employment agreement with a new CEO of the Company. The agreement requires total payments of $20,000 per month.  Included in the agreement is a provision for a salary increase to $30,000 per month upon the Company raising US$5 million in funding and three months written notice or salary paid in lieu of notice upon termination without just cause.  On January 1, 2021, the Company granted the new CEO of the Company 750,715 stock options with an exercise price of US$1.90 and a term of five years.  The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023.

b)On December 10, 2020, the Company issued 367,084 common shares for the exercise of 367,084 share purchase warrants with an exercise price of US$1.20 for total proceeds of $574,457 which were included in commitment to issue shares at November 30, 2020.

c)On January 1, 2021, the Company repriced 932,995 stock options with an exercise price of US$2.55 and 25,000 stock options with an exercise price of US$2.57 to US$1.90 per option.  All other terms remained unchanged.

d)On January 14, 2021, the Company granted a consultant of the Company 321,735 stock options with an exercise price of US$1.90 and a term of five years.  The options will vest as follows: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022.

e)On January 14, 2021, the Company extended the maturity date of the outstanding convertible debenture by one year to February 26, 2022.

f)On January 25, 2021, the Company issued 2,984 common shares to a consultant to settle $10,000 of outstanding accounts payable.

g)On January 29, 2021, the Company issued 17,907 common shares to a consultant of the Company for advisory services provided to the Company.

h)In February 2021, the Company issued 130,167 common shares for the exercise of 130,167 share purchase warrants with an exercise price of US$1.75.

i)On February 12, 2021, the Company transferred 215,000 treasury shares to a creditor as full and final payment of a Forbearance Agreement (Note 16).

j)On February 18, 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (ARSA) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof.  The litigation is at an early stage.

k)On February 12, 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of US$1.75 from February 26, 2021 to March 11, 2021 due to the investors being subject to a trading blackout.

l)On March 3, 2021, the Company issued 250,001 common shares valued in relation to the vesting of 250,001 restricted share units.

m)On March 11, 2021, 316,000 share purchase warrants with an exercise price of US$1.75 expired unexercised.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2020

(Expressed in Canadian Dollars)

30.SUBSEQUENT EVENTS (continued)

n)On March 22, 2021, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 1,791,045 common shares of the Company at US$3.35 per common share for total proceeds of $7,507,801 (US$6,000,000).  In connection with this offering, the Company paid legal fees of $100,104 (US$80,000) and agent fees of $588,111 (US$470,000).

o)On March 24, 2021, the Company’s registration statement restricting the Cashless Warrant holders ability to elect to cashless exercise their Cashless Warrants became effective.

p)In March 2021, the Company issued the following for exercised warrants and conversions:

a.issued 30,000 common shares for total proceeds of $66,344 in connection with the exercise of 30,000 share purchase warrants with an exercise price of US$1.75 per warrant;

b.issued 574,013 common shares for total proceeds of $1,356,095 in connection with the exercise of 574,013 share purchase warrants with an exercise price of US$1.88 per warrant;

c.issued 186,666 common shares for total proceeds of $441,297 in connection with the exercise of 186,666 agents warrants with an exercise price of US$1.88 per warrant;

d.issued 121,319 common shares in accordance with the election of 175,000 Cashless Warrants (Note 17); and

e.issued 270,000 units on the conversion of $506,777 (US$405,000) worth of net convertible debentures (Note 17).  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2022.

q)In April 2021, the Company issued 229,321 common shares for total proceeds of $541,707 in connection with the exercise of 229,321 share purchase warrants with an exercise price of US$1.88 per warrant.

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