Form 20-F/A
period 2020-11-30
Liquid Media Group Ltd.
filed 2021-08-24
CIK 884247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 2)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission File Number 0-19884

LIQUID MEDIA GROUP LTD.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

67 East 5th Avenue

Vancouver, BC V5T 1G7

(Address of Principal Executive Offices)

Andy Wilson, Chief Financial Officer

67 East 5th Avenue

Vancouver, BC V5T 1G7

Telephone: 1.416.350.5002

Email: awilson@liquidmediagroup.co

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

This Amendment No. 2 (this “Amendment No. 2”) to the Annual Report on Form 20-F for the fiscal year ended November 30, 2020, initially filed on March 3, 2021 (the “Original Filing”), and restated by Amendment No. 1 on April 15, 2021 (the “Restated Filing”) is being filed solely to (i) file Exhibit 2(d), a description of the rights of the holders of the Company’s securities that are registered under Section 12 of the Securities Exchange act of 1934, and to amend the exhibit index accordingly, (ii) file Exhibit 23.1, Consent of Davidson & Company LLP, and to amend the exhibit index accordingly, (iii) furnish the Interactive Data File disclosure with respect to the Company's restated audited consolidated financial statements for the years ended November 30, 2020, 2019 and 2018 as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included with the Restated Filing, (iv) include hyperlinks to each listed exhibit as required by Form 20-F, in accordance with Rule 105 of Regulation S-T; and (v) update the certifications of the Company's executive officers as of the date of this Amendment No. 2 in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Restated Filing and does not reflect events occurring after the date of the Restated Filing. This Amendment consists solely of the cover page, this explanatory note, the exhibit index and the exhibits filed herewith.

Pursuant to Rule 405 of Regulation S-T,the Interactive Data Files filed herewith are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Item 19. – Exhibits

Exhibit No.	Description
1.1	Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the SEC on September 24, 2007.
1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the SEC on February 3, 2010.
2(d)*	Description of Securities
4.1	Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the SEC on July 7, 2015.
4.2	Share Purchase Agreement dated September 15, 2017 between the Company and 1133438 B.C. Ltd. relating to the disposition of the Company’s subsidiaries, incorporated by reference from prior filing as Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.
4.3	Amended and Restated Arrangement Agreement dated January 14, 2018 between the Company and Liquid Canada (fka Liquid Media Group Ltd.), incorporated by reference from prior filing as Exhibit 4.3 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.
4.4	Employment Agreement dated November 1, 2020 between the Company and Daniel Cruz, incorporated by reference from prior filing as Exhibit 4.4 to the Annual Report on Form 20-F filed with the SEC on March 3, 2021
4.5	Employment Agreement dated November 1, 2020 between the Company and Charlie Brezer, incorporated by reference from prior filing as Exhibit 4.5 to the Annual Report on Form 20-F filed with the SEC on March 3, 2021
8.1	Subsidiaries of the Registrant, incorporated by reference from prior filing as Exhibit 8.1 to the Annual Report on Form 20-F filed with the SEC on March 3, 2021
11.1	Code of Ethics, incorporated by reference from the prior filing as Exhibit 11.1 to the Annual Report on Form 20-F, filed with the SEC on June 1, 2005
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, incorporated by reference from prior filing as Exhibit 12.1 to the Annual Report on Form 20-F/A filed with the SEC on April 15, 2021

12.2

Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, incorporated by reference from prior filing as Exhibit 12.2 to the Annual Report on Form 20-F/A filed with the SEC on April 15, 2021

12.3*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.4*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, incorporated by reference from prior filings as Exhibit 13.1 to the Annual Report on Form 20-F/A filed with the SEC on April 15, 2021
23.1*	Consent of Davidson & Company LLP

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on this Amendment to Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date   August 23, 2021

LIQUID MEDIA GROUP LTD.

By:	“B. Andrus Wilson”
B. Andrus Wilson,
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the SEC on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the SEC on February 3, 2010.

2(d)*	Description of Securities

4.1	Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the SEC on July 7, 2015.

4.2	Share Purchase Agreement dated September 15, 2017 between the Company and 1133438 B.C. Ltd. Relating to the disposition of the Company’s subsidiaries, incorporated by reference from prior filing as Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.

4.3	Amended and Restated Arrangement Agreement dated January 14, 2018 between the Company and Liquid Canada (fka Liquid Media Group Ltd.), incorporated by reference from prior filing as Exhibit 4.3 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.

4.4

Employment Agreement dated November 1, 2020 between the Company and Daniel Cruz, incorporated by reference from the prior filing as Exhibit 4.4 to the Annual Report on Form 20-F, filed with the SEC on March 1, 2021

4.5	Employment Agreement dated November 1, 2020 between the Company and Charlie Brezer, incorporated by reference from the prior filing as Exhibit 4.5 to the Annual Report on Form 20-F, filed with the SEC on March 1, 2021

8.1	Subsidiaries of the Registrant, incorporated by reference from the prior filing as Exhibit 8.1 to the Annual Report on Form 20-F, filed with the SEC on March 3, 2021

11.1

Code of Ethics, incorporated by reference from the prior filing as Exhibit 11.1 to the Annual Report on Form 20-F, filed with the SEC on June 1, 2005, incorporated by reference from prior filing as Exhibit 13.1 to the Annual Report on Form 20-F/A filed with the SEC on April 15, 2021

12.1

Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, incorporated by reference from the prior filing as Exhibit 12.1 to the Annual Report on Form 20-F/A, filed with the SEC on April 15, 2021

12.2

Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, incorporated by reference from the prior filing as Exhibit 12.1 to the Annual Report on Form 20-F/A, filed with the SEC on April 15, 2021

12.3*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.4*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1*	Consent of Davidson & Company LLP

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith