Form 20-F
period 2021-11-30
Liquid Media Group Ltd.
filed 2022-04-08
CIK 884247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission File Number 0-19884

LIQUID MEDIA GROUP LTD.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

67 East 5th Avenue

Vancouver, BC V5T 1G7

(Address of Principal Executive Offices)

Ronald Thomson, Chief Executive Officer

67 East 5th Avenue

Vancouver, BC V5T 1G7

Telephone: 1.416.350.5009

Email: rthomson@liquidmediagroup.co

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value	YVR	NASDAQ Stock Market
(Title of Class)	Trading Symbol	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

1.	Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,822,689 common shares (as of November 30, 2021).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

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

Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Index

PART I

PART II

PART III

INTRODUCTION

The terms the “Company”, “LMG”, “Liquid”, “we”, “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Liquid Media Group Ltd. and its consolidated subsidiaries or predecessor entities, except where the context requires otherwise.

Unless otherwise specified, all references to “dollars” or “$” in this Annual Report are expressed in US dollars or “USD$”, unless otherwise indicated, and all references to “Canadian dollars,” or “CAD$” are expressed in the currency of Canada.

Forward-Looking Statements.

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking statements concerning its expected future operations, performance, results and other developments. The words “may,” “continue,” “plan,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements included, but are not limited to, among other things:

•	Our business plan to create a business solution empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property globally;
•	Our expectations regarding market acceptance of our key solutions offerings;
•	Our intention and ability to make strategic acquisitions to grow our business; and
•	The effectiveness of steps taken to protect our intellectual property and our beliefs about non-infringement of the intellectual property of others.

Such forward-looking statements are estimates reflecting the Company’s judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under “Item 3.D. Risk Factors,” as well as general economic conditions, changing trends in the professional video entertainment production and monetization industries, pricing, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. Events may occur in the future that the Company is unable to accurately predict, or over which it has no control. If one or more of those uncertainties materialize, or if the underlying assumptions prove incorrect, actual outcomes may vary materially from those forward-looking statements included in this Annual Report.

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

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We will cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

PART I

Item 1. – Identity of Directors, Senior Management and Advisers

This item is not applicable for an Annual Report.

Item 2. – Offer Statistics and Expected Timetable

This item is not applicable for an Annual Report.

Item 3. – Key Information

A.       [Reserved]

B.       Capitalization and indebtedness.

This item is not applicable for an Annual Report.

C.       Reasons for the offer and use of proceeds.

This item is not applicable for an Annual Report.

D.       Risk factors.

Investing in our securities involves a high degree of risk, including those described below. Before making an investment decision, you should carefully consider the risks described below, together with the risks and other information included in any document that we file from time to time with the SEC. If any of the events described below or in any such other document that we file with the SEC occur or the risks described herein or therein materialize, our business, financial condition, results of operations, cash flow and prospects could be materially adversely affected. In addition, risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

Risk Related to Our Business and Our Industry

We have a history of operating losses and negative cash flow, and we may never achieve profitability.

We have a history of operating losses and negative cash flows and may continue to incur operating losses and negative cash flows in the future. For the fiscal years ended November 30, 2021, 2020 and 2019, our operating losses were $12,779,371, $6,109,385 and $5,739,808, respectively. These operating losses have been generated as we attempt to implement our business plan, including expanding our existing services and solutions, acquiring synergistic businesses and additional technology, marketing to clients and customers and otherwise growing our business. We anticipate that our operating expenses will increase substantially in the foreseeable future as we complete acquisitions in furtherance of our business objectives to enable professional video creators to take their content from inception through the entire process to monetization.

Our limited operating history and our evolving business make it difficult to evaluate our results of operations and prospects.

Our limited operating history and evolving business make the prediction of our future results of operations difficult. You should consider our business and prospects in light of the risks, uncertainties and challenges that we will face to assist independent IP creators to package, finance, deliver and monetize their professional video IP globally. Previously, we had significant focus on the gaming industry and on developing and expanding our services, solutions and operations in that sector. We wrote off our investment in the gaming industry during fiscal year ended November 30, 2021.

We require additional financing to sustain and expand our operations, including providing working capital to our recent acquisitions, and we may not be able to obtain financing on acceptable terms, or at all, which would have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

We have limited capital, and we do not currently generate sufficient cash from our business to fund our operations. Our independent public accounting firm’s report on our financial statements as of and for the year ended November 30, 2021, includes a going-concern qualification, which expresses doubt about our ability to continue as a going concern. Our ability to operate profitably is dependent upon, among other things, obtaining financing, developing our services and solutions and otherwise implementing our business plan. We will require additional capital to fund operations, including operations of our recently acquired subsidiaries, to pursue our growth strategy. Historically, we have raised capital for our operations and acquisitions through equity financings and intend to seek future financing through the capital markets. As a result, shareholders may experience significant dilution of their ownership interests, and the per share value of our common shares could decline.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay strategic acquisitions and other opportunities, investments, or projects, and, even if we are ultimately able to subsequently secure financing, such opportunities, investments or projects may not still be available to us on favorable terms or at all. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of acquisitions and implementation of our business plan. Any of these actions could delay or otherwise inhibit our growth, weaken our ability to effectively compete in our industry, and otherwise have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

We may not be able to successfully implement our business plan.

Our business plan is to create a business solution empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property globally. While we believe that the market of independent content creators is large enough to implement our business plan, there is no guarantee that there will be a sufficient market to utilize our services or that our services will be profitable. Our ability to serve independent content creators will rely, in large part, our ability to identity and acquire companies which will be successful in implementing our business plan.

Our business depends on the finding and distributing film and TV content and is subject to intense competition.

Our ability to operate successfully depends upon our ability to identify independent film and TV content creators in order to package, finance, deliver their production content. Poor performance of, disruption in the creation of production content, or our inability to identity a sufficient number of independent IP creators to produce video content could hurt our business and results of operations.

The potential growth of our business will depend upon our ability to consummate strategic acquisitions, including our ability to identify suitable candidates. Acquisitions we pursue could result in operating and other difficulties relating to integration of new businesses into our existing business, dilution to our shareholders and other consequences harmful to our business.

We have engaged in strategic transactions, including with respect to acquisitions of technology, content, distribution and other assets relating to our business objectives, and as part of our growth strategy. In addition, we intend to continue to pursue strategic acquisitions of businesses, intellectual property and other assets that are complementary to our existing business and may expand our employee base, our content portfolio or the breadth of our service and solutions offerings. Our ability to grow through future acquisitions will depend on the availability of, and our ability to identify, suitable acquisition and investment opportunities at an acceptable cost, our ability to compete effectively to attract those opportunities, the availability of financing to complete acquisitions, and to quickly and efficiently integrate those acquisition into our business. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits in a timely manner or to the extent anticipated or at all. Integration of a new company’s operations, assets and personnel into ours will require significant attention from our management, and the diversion of our management’s attention away from our business and any difficulties encountered in the integration process could harm our ability to manage our business. Future acquisitions will also expose us to potential risks, including risks associated with any acquired liabilities, the integration of new operations, technologies and personnel, unforeseen or hidden liabilities and unanticipated, information security vulnerabilities, the diversion of resources from our existing business, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of the acquisitions, potential adverse tax and accounting effects, challenges relating to entering markets in which we may have limited or no prior experience and in which competitors may have a stronger market position, and potential loss of, or harm to, our relationships with employees, customers, consumers and suppliers as a result of integration of new businesses.

The industry in which we operate is intensely competitive. If we are not able to effectively compete, including because customers and consumers prefer competitors’ properties or services over our own, our operating results could suffer.

We operate in a highly competitive industry, characterized by pressure to innovate, seek new properties to develop and distribute. We compete against others in obtaining content for our business. Our competitors range from large established production companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the world. Some of our competitors have longer operating histories, better distribution channels, large customer bases, stronger brand recognition, exclusive rights to certain content and much greater financial, marketing and other resources, which may enable them to obtain more favorable terms from third parties, adopt more aggressive pricing and devote more resources to the development of their businesses. If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to gain market share, earn revenue or become profitable.

The global COVID-19 pandemic may negatively affect our business, financial condition, results of operations, cash flow and prospects, and these impacts may persist for an extended period of time or become more pronounced.

The spread of COVID-19 and the recent developments surrounding the global pandemic, including governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic, may have negative impacts on our business. The extent to which the pandemic impacts our business, financial condition, results of operations, cash flow and prospects, including the duration and magnitude of such effects, will depend on numerous evolving factors that we may not be able to accurately predict or assess, including the duration and scope of the pandemic; its impact on global and regional economies and economic activity, including the duration and magnitude of its impact on unemployment rates and consumer spending; and its short- and longer-term impact on consumer behavior and levels of consumer confidence. A reduction in consumer spending as a result of any of the foregoing may result in reduced demand for our services and solutions, which may have an adverse effect on our business, financial condition, results of operations, cash flow and prospects.

The third parties with which we do business, including those that license or provide content to us, have had their operations altered or temporarily suspended. To the extent the resulting economic disruption is severe, we could see some of our third-party providers go out of business, resulting in supply constraints and increased costs or delays to our services and solutions. Such production pauses may cause us to, among other things, temporarily have less new content available in future periods, which could negatively impact consumer demand for our services, as well as retention of our existing customers. Temporary production pauses or permanent shutdowns in production could result in content asset impairments or other charges and will change the timing and amount of cash flows associated with production activity.

Our ability to grow our company may also be harmed by COVID-19. For example, the impact of COVID-19 on the financial markets may make it more difficult for us to secure financing necessary to finance our existing operations and pursue potential strategic acquisitions or other opportunities to grow our business, and after the pandemic subsides, any such acquisitions or other opportunities may no longer be available, including because such opportunities have been pursued by our competitors or because such opportunities may be too costly or time-consuming for us to pursue at that time. In addition, as a result of the risks described above, we may be required to raise additional capital, and our access to and the cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects, and the outlook for the industries that we serve as a whole. Further, the impact of COVID-19 on the financial markets, including its negative impact on the price of our common shares, and our business may adversely affect our ability to raise funds through equity financings, including the terms of, and the willingness of investors to participate in, any such equity financings. See “Security breaches involving sensitive and proprietary information could adversely affect our business” below for a discussion of the impact of COVID-19 on our security protocols and the risks associated therewith. The COVID-19 pandemic has accelerated many of the trends in the industry, including those changes related to evolving consumer behaviors surrounding the ways in which consumers access and, in the future, expect to access content. If we are unable to rapidly grow or evolve our business in order to respond to those changes, whether due to our inability to secure financing for acquisitions or otherwise, we may be unable to attract and retain customers and otherwise effectively compete in our industry, and our business, financial condition, results of operations, cash flow and prospects could be adversely affected.

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

Fluctuations in the value of the U.S. dollar or the Canadian dollar can be expected to affect our business. During 2021 and continuing into 2022, the U.S. dollar has remained strong in comparison to the Canadian dollar. As of November 30, 2021, the exchange rate was one Canadian dollar to US$0.7805. A continued strong U.S. dollar relative to the Canadian dollar may create attractive business opportunities with third parties in the U.S. with which we currently do, or, in the future, may do, business. We cannot predict future changes in these exchange rates, and any future weakening of the U.S. dollar relative to the Canadian dollar may make our business less attractive to those U.S.-based third parties and less competitive with U.S.-based companies in our industry.

Also, the revenue we received at and for the year ended November 30, 2021, was denominated in U.S. dollars, while most of our operating expenses are incurred in Canadian dollars. In preparing our financial statements, certain financial information is required to be translated from Canadian dollars to U.S. Dollars. If the Canadian dollar strengthens against the U.S. dollar, such currency translation could adversely affect our expensed, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

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

Our executive officers are responsible for our management functions and are responsible for strategic identification and development, financing and other critical functions. Our future success depends significantly on their continued service and performance and the expansion of our management team. The departure, death, disability or other extended loss of services of any member of our management team, particularly with little or no notice, could cause delays on projects, frustrate our growth prospects and could have an adverse impact on our client and industry relationships, our project exploration and development programs, other aspects of our business and our financial condition, results of operations, cash flow and prospects.

Our success, growth prospects, and ability to capitalize on market opportunities also depend to a significant extent on our ability to identify, hire, motivate and retain qualified managerial personnel, including additional senior members of management, and creative and technical personnel in a competitive job market. We expect competition for personnel with the specialized creative and technical skills needed to create and operate our services and solutions will continue to intensify in the future. Our competitors may be able to offer a work environment with higher compensation or more opportunities to work with cutting-edge technology than we can. Any new personnel we hire may not be or become as productive as we expect, and we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to retain our key personnel or appropriately match skill sets with our needs, we would be required to expend significant time and financial resources to identify and hire new qualified personnel and to transfer significant internal historical knowledge, which might significantly delay or prevent our growth and the achievement of our business objectives.

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

It is difficult to predict how existing laws, as well as new laws to which we may become subject, will be applied to our business. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, our operations could be temporarily or indefinitely suspended, and we may be forced to implement changes to our business model or other aspects of our operations. This may require us to expend substantial resources or to modify our services and solutions, which would harm our business, financial condition, results of operations, cash flow and prospects. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, results of operations, cash flow and prospects.

Risks Related to Intellectual Property and Personal and Proprietary Information

We depend on protection afforded by trademarks and copyrights to protect our intellectual property.

We have prepared two confirmatory assignments for recordation with the US Patent and Trademark Office and hold certain copyrights relating to certain significant properties, services and solutions, and, as part of our growth strategy, we expect to continue to pursue the registration of and acquire intellectual property rights, including trademarks and copyrights, for properties, services and solutions we develop and to license intellectual property from third parties for use in our business. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights and regard such protection as critical to our success. The contractual arrangements and other steps we have taken to protect our intellectual property are expensive and time-consuming and may not result in intellectual property registrations or may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others. Existing trade secret, copyright and trademark laws offer only limited protection and do not account for common law claims. Furthermore, the monitoring and enforcement against the unauthorized use of our intellectual property rights, including those rights licensed to us by third parties, could entail significant expenses and could prove difficult or impossible. For example, if litigation is necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others, any litigation of that nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources. If we fail to maintain, protect and enhance our intellectual property rights, our business, financial condition, results of operations, cash flow and prospects may be harmed.

In addition, the laws of countries in which we may choose to market our properties, services and solutions may afford little or no effective protection of our owned or licensed intellectual property. If we lose some or all of our intellectual property rights, or if any intellectual property rights that we may develop or acquire in the future prove to be deficient, our business may be materially adversely affected.

Intellectual property claims may increase our costs or require us to cease selling affected properties, services and solutions, which could adversely affect our business, financial condition, results of operations, cash flow and prospects.

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our properties, services and solutions do not violate the intellectual property rights of others, it is possible that third parties may still allege infringement. These claims and any litigation resulting from these claims may be time-consuming and costly to defend, divert management attention, and result in damage awards payable by us. They could also prevent us from selling the affected property, service or solution or require us to redesign the affected property, service or solution to avoid infringement or obtain a license for future sales of the affected property, service or solution or prevent us from utilizing important technologies, ideas or formats.

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

Third parties with which we do business receive, store and process personal information and other data of consumers of our content. As we implement our growth strategy, we may receive, store and process such personal information and consumer data in connection with the provision of our services and solutions. There are numerous federal, state and local laws around the world regarding privacy and data protection and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, including but not limited to Regulation (EU) 2016/679 (also known as the General Data Protection Regulation or GDPR) and the California Consumer Privacy Act of 2018 (also known as the CCPA). The scope of privacy and data protection laws is constantly evolving, the laws are subject to differing interpretations, and there may be inconsistencies between jurisdictions or conflicts with other rules or codes of conduct to which we are subject or agree to comply. Although we strive to comply with applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, and notwithstanding the views of third parties with which we do business that they comply with such laws, policies, legal obligations and industry codes of conduct, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, our practices or the practices of third parties with which we do business. The costs of compliance with these laws, policies, legal obligations and codes may be significant and may increase in the future. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, including under applicable security protocols, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers to lose trust in us, which could have an adverse effect on our reputation and business, including our relationships with third parties with whom we do business. Additionally, if third parties we work with, such as customers, vendors or developers, violate applicable laws or our policies, such violations may also put our customers’ information at risk and could in turn have an adverse effect on our business.

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

Security breaches involving sensitive and proprietary information could adversely affect our business.

A breach, whether physical, electronic or otherwise, of the systems on which our sensitive data are stored could lead to damage or piracy of our intellectual property. In addition, certain parties with whom we do business are given access to our sensitive and proprietary information in order to provide services and support our team, and certain third parties also license or otherwise provide us with rights to use their intellectual property. These third parties or our own employees may misappropriate our information or the third-party intellectual property used in our business and engage in unauthorized use of it. If we are subject to data security breaches, we may suffer a loss in sales, increased costs arising from the restoration or implementation of additional security measures, litigation or other legal action and reputational damage, which could materially and adversely affect our business, financial condition, results of operations, cash flow and prospects. Any theft and/or unauthorized use or publication of our or third parties’ intellectual property, including trade secrets, and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of our services and solutions and could adversely affect our relationships with third parties that may be critical to our future success. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and also due to the expanding use of technology-based products and services by us and consumers of our services and solutions. In the wake of COVID-19, these risks may be more likely to materialize and may be more severe if they occur, as our workforce as well as the workforces of the third parties with whom we have business relationships spend a significant amount of time working from home, where data networks may be less secure. The safeguards we have in place or may implement in the future may not prevent all unauthorized infiltrations or breaches, and we may suffer losses related to a security breach in the future, which losses may be material.

Risks Related to Our Common Shares

If we do not satisfy the Nasdaq Capital Market continued listing requirements, our Common Shares could be delisted.

The listing of our Common Shares on the Nasdaq Stock Market (“Nasdaq”) is contingent on our compliance with the Nasdaq’s conditions for continued listing. On March 1, 2022, we received notice from Nasdaq indicating that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. Under the notice, we are afforded 180 days, or until August 29, 2022, to regain compliance or we may be subject to delisting. In the event our Common Shares are no longer listed for trading on the Nasdaq, our trading volume and share price may decrease and we may experience difficulties in raising capital which could materially affect our operations and financial results. Further, delisting from the Nasdaq could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. Finally, delisting could make it harder for us to raise capital and sell securities.

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

The market price for our common shares may be highly volatile. In addition, the market price of our common shares may fluctuate significantly in response to several factors, many of which we cannot control, including:

●	variations in our financial results or those of companies that are perceived to be similar to us;
●	actions by us or our competitors, such as sales initiatives, acquisitions or restructurings;
●	additions or departures of key management personnel;
●	legal proceedings involving us;
●	changes in our capitalization, including future issuances of our common shares or the incurrence of indebtedness;
●	changes in market valuations of companies similar to ours;
●	the prospects of the industry in which we operate;
●	actions by our shareholders;
●	speculation or reports by the press or investment community with respect to us or our industry in general;
●	general economic, market and political conditions; and
●	other risks, uncertainties and factors described under the caption “Risk Factors” in this Annual Report on Form 20-F.

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

During fiscal year ended November 30, 2021, we identified a material weakness in our internal control over financial reporting because management did not design and implement internal controls to ensure an effective review process over period end financial disclosure and reporting. . Furthermore, our management concluded that, as of November 30, 2021, our disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting.

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

In order to maintain our current status as a foreign private issuer, if more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the U.S., we must not have any of the following: (1) a majority of our executive officers or directors being U.S. citizens or residents, (2) more than 50% of our assets being located in the U.S., or (3) our business being principally administered in the U.S. If we were to lose our foreign private issuer status:

●	we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD, the Section 16 disclosure and short swing-profit rules and the requirement to file proxy solicitation materials on Schedule 14A or 14C in connection with meetings of our shareholders;
●	we would be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;
●	we would be subject to additional restrictions on offers and sales of securities outside the U.S., including in Canada; and
●	we would lose the ability to rely upon certain exemptions from the Nasdaq corporate governance requirements that are available to foreign private issuers.

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

The tests for determining PFIC status are applied annually. We have not determined if we are a PFIC for our current, prior and future taxable years. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time. If we do become a PFIC, U.S. shareholders who hold common shares during any period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made timely QEF or mark-to-market elections or certain other elections. We do not currently intend to prepare or provide the information that would enable our common shareholders to make a QEF election.

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

We are incorporated in British Columbia, Canada, and all but one of our directors and officers live in Canada, and some of the Company’s assets are in Canada; therefore, investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

We are a company incorporated under the laws of British Columbia. Currently, all but one of our directors and officers are residents of Canada and some our assets and operations are located outside of the U.S. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the U.S., including actions predicated upon the civil liability provisions of the U.S. federal securities laws. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., we and our insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. There is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or our insiders predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or our insiders predicated upon the U.S. federal and state securities laws. Therefore, our shareholders in the U.S. may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and other similar legal complaints.

Item 4. – Information on the Company

A.	History and development of the Company

1.	The legal name of the Company is “Liquid Media Group Ltd.”

2.	The Company was incorporated under the Company Act (British Columbia) on February 4, 1986 under the name “2060 Investments Ltd.” On May 21, 1986, the Company changed its name to “Camfrey Resources Ltd.” On March 16, 1993, the Company changed its name to “Brio Industries Inc.,” and on October 25, 1999, the Company changed its name to Leading Brands, Inc. On August 10, 2018, the Company changed its name to “Liquid Media Group Ltd.”

On August 9, 2018, the Company consummated a business combination with Liquid Media Group (Canada) Ltd. (“Liquid Canada”) by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of the Company. As part of the Arrangement, on August 10, 2018, the Company changed its name to Liquid Media Group Ltd. and Liquid Canada changed its name to Liquid Media Group (Canada) Ltd. At the time of completion of the Arrangement, the Company had 1,848,980 common shares issued and outstanding which included 1,288,497 common shares issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of the Company was changed to “YVR”.

3.	The Company is a corporation incorporated under the laws of the province of British Columbia, Canada, and is governed by the Business Corporations Act (British Columbia). The head office of the Company is located at 67 East 5th Avenue, Vancouver, BC, V5T 1G7; Tel: 416-350-5009.

4.	During the Company’s fiscal year ended November 30, 2021, the Company realized several material changes to both its organizational structure as well as the nature of its business.

(a)	Ronald Thomson was appointed as Chief Executive Officer as of January 1, 2021. The Company entered into an employment agreement with Mr. Thomson whereby he would be paid $20,000 per month, with a provision that his compensation would retroactively increase to $30,000 per month upon the Company raising US$5 Million, which was accomplished.

(b)	In January 2021, the Company granted a consultant of the Company 321,735 stock options to a consultant, which options are exercisable at a price of $1.90 for a term of five years and subject to the following vesting provisions: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022.

(c)	In January 2021, the Company repriced 932,995 stock options with an exercise price of $2.55 per share and 25,000 stock options with an exercise price of $2.57 per share to $1.90 per share. All other terms remained unchanged.

(d)	In January 2021, the Company extended the maturity date of the outstanding convertible debenture by one year to February 26, 2022.

(e)	In February 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of $1.75 from February 26, 2021 to March 11, 2021 due the investors being subject to a trading blackout.

(f)	In February 2021, Waterproof commenced an action against the Company in which Waterproof claimed that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (“ARSA”) with the Company. On October 22, 2022, the Company announced that via its wholly-owned subsidiary Liquid Canada, it had entered into a definitive settlement agreement with three shareholders of Waterproof terminating litigation among them in respect of the Company’s interest in Waterproof. See Item 8 -Legal Proceedings.

(g)	In March 2021, the Company’s SEC registration statement registering common shares that may be issued upon the exercise of outstanding warrants became effective.

(h)	In April 2021, the Company announced the appointment of Mr. Andy Wilson as CFO in place of Daniel Cruz, who stepped down as CFO.

Completed Acquisitions during the year-ended November 30, 2021

(a)	On September 22, 2021, the Company acquired 100% of the issued and outstanding shares of IndieFlix Group, Inc. (“IndieFlix”) in accordance with an Agreement and Plan of Merger (“IndieFlix Agreement”) and, in connection with the merger, former noteholders of IndieFlix agreed to extinguish IndieFlix debt in exchange for common shares of the Company. As consideration for the extinguishment of debt, the Company issued 499,996 common shares at closing and may issue up to 2,000,000 in additional common shares of the Company to the former noteholders of IndieFlix upon IndieFlix achieving total cumulative revenue of $64,868,466 before the seventh anniversary of the closing date as follows (“IndieFlix Transaction”):

•	500,000 common shares upon IndieFlix achieving revenue of $4,521,630 (“IndieFlix First Milepost”) (499,996 common shares issued);

•	500,000 common shares upon IndieFlix achieving revenue of $13,766,432 (“IndieFlix Second Milepost”);
•	500,000 common shares upon IndieFlix achieving revenue of $31,496,648 (“IndieFlix Third Milepost”); and
•	500,000, or such lesser number based on a pro rata amount of IndieFlix’s revenue recognized relative to the IndieFlix Fourth Milepost, common shares upon IndieFlix achieving revenue of $64,868,466 (“Fourth Milepost”).

Proposed Acquisition – Letter of Intent

(a)	In June 2021, the Company entered into a Letter of Intent with Filmdab, Inc., operating as Filmocracy (“Filmocracy”) for the Company to acquire 100% of the issued and outstanding shares of Filmocracy by issuing up to 1,250,000 common shares of the Company to the shareholders of Filmocracy. 25% of the consideration shares will be issued to the shareholders of Filmocracy on closing of the proposed transaction while the remainder will be issued based on Filmocracy achieving certain revenue targets over a six year period. Filmocracy is a B2B2C film and festival streaming platform.

Financings/Share Issuances

(a)	In January 2021, the Company issued 2,984 common shares valued at $6,953 to a consultant to settle $7,851 of outstanding accounts payable, resulting in a gain of $898 which is included in gain on debt settlements.

(b)	In January 2021, the Company issued 17,907 common shares valued at $46,948 to a consultant of the Company for advisory services provided to the Company.

(c)	In February 2021, the Company transferred 215,000 treasury shares valued at $479,450 to a creditor as full and final payment of a Forbearance Agreement.

(d)	In March 2021, the Company issued 250,001 common shares valued at $372,376 in relation to the vesting of 250,001 restricted share units.

(e)	In March 2021, the Company closed a registered direct offering, under its F-3 registration statement, by issuing 1,791,045 common shares of the Company at $3.35 per common share for total proceeds of $6,000,000. In connection with this offering, the Company paid legal fees of $69,095, agent fees of $470,000, and filing fees of $15,950.

(f)	In June 2021, the Company issued 39,894 common shares valued at $75,000 to a consultant for consulting services previously received.

(g)	In September 2021, the Company issued 237,501 common shares valued at $349,127 in relation to the vesting of 237,501 restricted share units.

(h)	In August 2021, the Company announced it had entered into an At-The-Market Agreement (“ATM Agreement”) which allows the Company to sell up to $6,051,342 of common shares of the Company. No shares under the ATM Agreement will be offered or sold in Canada.

(i)	In September 2021, the Company closed a sale of common shares under the ATM Agreement through the issuance of 437,365 common shares at $2.09 per common share for gross proceeds of $915,230.

(j)	In September 2021, the Company closed the agreement to acquire IndieFlix and issued 499,996 common shares.

(k)	During the year ended November 30, 2021, the Company issued the following for exercised stock options, warrants, and conversions:

•	issued 367,084 common shares for total proceeds of $440,501 in connection with the exercise of 367,084 share purchase warrants at $1.20 per warrant of which $440,501 was received during the year ended November 30, 2020.

•	issued 430,167 common shares for total proceeds of $752,793 in connection with the exercise of 430,167 share purchase warrants at $1.75 per warrant. As a result, the Company transferred $2,953 representing the fair value of the exercised warrants from reserves to share capital.

•	issued 990,000 common shares for total proceeds of $1,861,200 in connection with the exercise of 990,000 share purchase warrants at $1.88 per warrant. As a result, the Company transferred $221,353 representing the fair value of the exercised warrants from reserves to share capital.

•	issued 121,319 common shares valued at $423,503 in accordance with the exercise of 175,000 Cashless Warrants. As a result, the Company transferred $423,503 representing the fair value of the Cashless Warrants from derivative liabilities to share capital.

•	issued 270,000 units on the conversion of $405,000 worth of net convertible debentures. As a result, the Company transferred $49,966 from reserves to share capital representing the proportionate balance of the equity component. Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for $1.75 up to February 26, 2022.

•	issued 10,000 common shares for total proceeds to $19,000 in connection with the exercise of 10,000 stock options at $1.90 per option. As a result, the Company transferred $19,561 representing the fair value of the exercised options from reserves to share capital.

Subsequent to the year ended November 30, 2021, the Company realized several material changes to both its organizational structure as well as the nature of its business:

(a)	On December 14, 2021, the Company acquired 100% of the issued and outstanding shares of iGEMS in accordance with an Agreement and Plan of Merger (“iGEMS Agreement”). As consideration, the Company will issue up to 850,000 common shares of the Company to the former shareholders of iGEMS upon iGEMS achieving total cumulative revenue of $9,413,550 before the sixth anniversary of the closing date as follows (“iGEMS Transaction”):

•	212,500 common shares on closing of the agreement (issued subsequently);

•	212,500 common shares upon iGEMS achieving revenue of $473,577 (“iGEMS First Milepost”);
•	212,500 common shares upon iGEMS achieving revenue of $2,401,384 (“iGEMS Second Milepost”);
•	212,500, or such lesser number based on a pro rata amount of iGEMS revenue recognized relative to the iGEMS Third Milepost, common shares upon iGEMS achieving revenue of $9,413,550 (“iGEMS Third Milepost”).

(b)	On March 7, 2022, the Company acquired 100% of the issued and outstanding shares of DCU (“DCU Shares”), in accordance with a Securities Exchange Agreement (“DCU SEA”), for common shares of the Company which are scheduled to be paid out to DCU shareholders across specific performance milestones in three tranches (“DCU Transaction”) as follows:

a)	On closing of the SEA – 3,000,000 common shares (“Issuer Consideration Shares”) (issued subsequently) of Liquid;

b)	Issuer Additional Shares.

•	Upon DCU achieving cumulative consolidated revenues of $4,750,000 before the fifth anniversary of the closing date (“DCU First Milepost”) – greater of: (i) 750,000 common shares of Liquid and (ii) 3,750,000 divided by a per share price of the greater of $1.25 or the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the First Milepost.

•	Upon DCU achieving cumulative consolidated revenues of $10,287,000 (“DCU Second Milepost”) after the DCU First Milepost but before the fifth anniversary of the closing date; – the greater of (i) 3,750,000 divided by (a) the greater of $1.25 or (b) the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the DCU First Milepost; and (ii) 5,625,000, less (A) 3,000,000 and (B) the number of Issuer Additional Shares issued on achievement of the First Milepost .

For additional clarification, the minimum aggregate total (i) Issuer Consideration Shares and (ii) Issuer Additional Shares issuable in connection with the achievement of both the First Milepost and Second Milepost is 5,625,000.

c)	The Company expended nil, $43,303 and $93,962 on the purchase of property, plant and equipment during the fiscal years ended November 30, 2021, 2020 and 2019, respectively.

d)	The Company expended $3,695,673, through the acquisition of IndieFlix, and $3,325,000 on the purchase of intangible assets during the fiscal year ended November 30, 2021, and 2020, respectively. The Company also expended $100,000 on the purchase of intangible assets for Majesco, its discontinued operation, during the fiscal year ended November 30, 2019.

e)	There have been no indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

f)	The SEC maintains an internet site at http://www.sec.gov that contains reports and other information regarding companies, including the Company, that file electronically with the SEC. The Company's website is https://liquidmediagroup.co/.

B.	Business overview

Liquid is a business solutions company empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property (IP) globally. Liquid’s four stage end-to-end solution will enable professional video creators to take their content from inception through the entire process to monetization. Liquid’s platform is expected to leverage sophisticated artificial intelligence (AI) and big data analytics technology, informed process structuring, financial risk reduction and funding, production best practices, together with monetization expertise to ensure recoupment and profitability of IP across diverse distribution. This will be accomplished through existing assets, recently completed acquisition of IndieFlix, iGEMS, and DCU, the proposed acquisition of Filmocracy, future acquisitions, and strategic partnerships including distribution agreements announced with Insight TV and dotstudioPRO, which bring total audience reach to nearly a billion households worldwide. In addition to its operations, the Company operates its business through direct and indirect subsidiaries of Liquid Canada, Liquid Media Production Funding Ltd. (“Liquid Production Funding”), Liquid Media Group (US), Inc. (“Liquid US”), IndieFlix., iGems and DCU.

Previously, significant portions of the Company’s business consisted of aggregating mature gaming and film production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution, and also exploitation of perceived opportunities in the gaming industry. With the adoption of its new business plan, the Company has decided to no longer pursue the gaming content industry and will focus on a business solution empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property globally.

In May 2021, the Company entered into a memorandum of understanding with InSightTV (“InSight”) following extensive discussions toward a content partnership, leveraging Insight’s 400M+ household reach in 53 countries. Under the proposed alliance, Insight, the leading millennial-focused global channel and content producer, will distribute select library content of the Company across their global distribution network. The companies would collaborate on the development of a new FAST (Free Advertising Supported TV) channel.

Over its five-year history, Insight has expanded to operate six separate UHD (ultra-high definition) and HD linear channels across four continents, entering into partnerships with the world’s leading satellite and IP distribution providers to deliver content globally. It is anticipated that this alliance would further support the Company’s mission and vision, adding another series of opportunities for the Company’s IP creators, extending the content's lifecycle and expanding the Company’s audience in Europe as well as new markets overseas.

In October 2021, the Company entered into a strategic partnership with Slated, Inc. (“Slated”), further enhancing the Company’s analytic and optimization capabilities and four-phase solution engine, which is designed to drive sustainable growth for independent IP owners and producers.

Further strengthening the critical first phase of the Company’s solution engine, the Company and Slated are partnering to bring objective analysis to producers and other creative professionals using data analytics to measure the strength of a production’s talent and producing team, the quality of the script or screener and to optimize the potential for financial returns. Additionally, Slated will be offering its newly launched Screening Analysis virtual test screening service, which helps filmmakers optimize their films in post-production and match completed films to the right distributors.

In November 2021, the Company announced its project intake procedures following an increase in demand for the Company’s four-phase solution engine to help drive content from inception through monetization. The boost in submissions follows the Company’s industry launch, star-studded “Big Splash'' gala and multiple panel presentations at the Toronto International Film Festival. These activities generated media coverage for the Company, including stories, coverage and interviews via Deadline Hollywood, Playback, Just Jared, E-Talk News, ET Canada, CTV’s “The Social” (Canada’s #1 daytime TV show), The Globe and Mail, People Magazine, Film Daily, Benzinga and more.

The Company’s project submission portal is now the principal way for all producers and content creators seeking to work with the Company to submit projects for financing, distribution and monetization. Whether a project is in the early stages and requires predictive analysis or production financing (Phases I and II) or is more advanced and needs digital asset management, distribution and monetization or discoverability (Phases III and IV), the submission portal enables each project to be matched to the appropriate phase of the Company’s solution engine.

In addition to its project submission portal, the Company has implemented its Phase I intelligence and analysis services portal, in partnership with Slated. The analysis service portal will help the Company determine which early-stage projects is ready to advance to Phase II and which projects need additional development or significant improvement before the Company can consider taking them on. Projects that are ready for Phase I will receive preferential pricing for the analysis bundle, which combines professional reviews of a screenplay, documentary script or screener with data science, then delivers detailed notes and financial projections. Projects that are further along in the production lifecycle will be directed to our Phase III and IV services.”

The critically important first phase of the Company’s solution engine determines the strength of a project’s team, analyzes the potential of scripts and screenplays, conducts virtual test screenings for narratives and documentaries, and provides financial analysis. The full analysis process combines data analytics and professional review. A confidential project page is created for each production and its creative team, then shared with the Company’s executives and project parties. Ultimately, this complete roadmap shows producers where their projects need to go, with key elements including:

Script reviews - undertaken by industry veterans who have read hundreds of scripts for agencies, management companies and production companies – including Creative Artists Agency, United Talent Agency, Paradigm Talent Agency, Universal, Paramount, Columbia Pictures, Warner Brothers, Metro-Goldwyn-Mayer, Walt Disney Pictures, 20th Century Fox, DreamWorks, Lionsgate and more.

Screening analysis - offering filmmakers and documentary producers early insight into how their production could fare with festivals, sales companies, distributors, audiences and critics. Team members have a proven track record in recommending independent gems that went on to secure financing, packaging, sales and distribution as well as audience and critical acclaim after receiving high script and screening scores through the methodology the Company has adopted. Reviewers include those that have won Emmys for producing, written TV shows for major streamers and worked at almost every major studio.

Financial analysis - providing a statistical-based projection for each project by analyzing performance factors of more than 13,000 released films. Numbers are run like the big studios, then filmmakers and producers can make adjustments based on how combinations of talent and financial plans will impact their production, ultimately understanding how much revenue they could make.

This film slate will also be the first opportunity for the Company to unveil its professional blockchain approach, designed to enable independent producers to participate in the benefits of blockchain including community engagement and owner-controlled distribution and monetization opportunities of blockchain technology. In development with Eluvio Content Fabric (“Eluvio”), this approach leverages tokenization and NFTs as value-adds for filmmakers across the content lifecycle.

These films are the first to successfully complete the first two phases of the Company’s four-phase solution engine, which is designed to drive quality programming to the finish line and to screens around the world from any stage of the production process. The Company is working with Eluvio to build a framework for independent content creators utilizing Eluvio’s global blockchain network for video, to support the evolving needs of independent producers and help them leverage transformative opportunities.”

The Eluvio is an advanced, open protocol blockchain network purpose-built for owner-controlled storage, distribution, and monetization of digital content at scale. It provides live and file-based content publishing, transcoding, packaging, sequencing, dynamic and static distribution, and minting of derivative NFTs, all backed by blockchain contracts providing proof of ownership and access control. Eluvio also provides publishers with the ability for their consumers to create secure and easy-to-use digital media wallets that can act as a digital vault and enable collectors to seamlessly purchase NFTs via credit cards or cryptocurrencies.

Eluvio’s blockchain platform is also notable for its low environmental impact. Through a novel compositional and just-in-time protocol, Eluvio does not make file copies and dramatically reduces the storage, network requirements, and latencies of traditional digital distribution systems; Eluvio’s blockchain avoids the computational energy consumption, and costs, of proof-of-work blockchains through its efficient proof-of-authority consensus and seamless combination of on and off chain transactions.

Eluvio is transforming the management, distribution, and economics of premium digital content. Eluvio is a utility blockchain network for owner-controlled storage, distribution, and monetization of digital content at scale. It provides live and file-based content publishing, transcoding, packaging, sequencing, and dynamic and static distribution, and minting of derivative NFTs for all ranges of content experiences. Customers of Eluvio include FOX, MGM Studios, SONY Pictures, and others. Eluvio LIVE, powered by the Eluvio, provides ticketed streaming events and media marketplaces from global artists including the Black Eyed Peas, Rita Ora, and others. Eluvio is led by Emmy Award-winning technologists, Michelle Munson and Serban Simu, founders and inventors of Aspera, a pioneer in digital video transport technology that was acquired by IBM, and a core team of innovators. Based in Berkeley, California, Eluvio has received numerous industry awards including the prestigious 2020 Engineering Excellence Award by the Hollywood.

In January 2022, the Company announced the launch of its first blockchain film streaming with a slate of digital panel presentations during the hybrid 2022 Sundance Film Festival (“Sundance”). Sundance is the largest and one of the most prestigious annual independent film festival in the United States.

Hosted via the Eluvio-Liquid Media blockchain framework, the original documentary film “Angst,” will be streamed on-demand for a limited time via Eluvio’s and the Company’s next-generation supply chain, following the festival. This global screening and NFT event will engage with global audiences. It will also provide blockchain-based community access to Angst's “Creative Coping Toolkit,” which is designed to open up conversation and provide resources to help address mental health challenges in our communities.

To introduce the “Angst” streaming, the Company hosted a virtual panel conversation during Sundance, during which IndieFlix CEO Scilla Andreen discussed the documentary and its impact, and explained the important contents of the Angst toolkit, which purchasers will access via NFT Tokens.

In tandem, the Company hosted a panel in partnership with DEADLINE during Sundance, addressing the future of entertainment on the Blockchain, NFTs for the entertainment industry, and the possibilities this technology brings to independent producers. Key panelists include Eluvio founder and CEO Michelle Munson, Greenfish.io Managing Director Tracie Mitchell, IndieFlix CEO Scilla Andreen, and Ron Thomson, the Company’s CEO.

IndieFlix Group, Inc.

On September 22, 2021, the Company acquired IndieFlix which is a global subscription video-on-demand streaming service focused on content with a purpose. IndieFlix has evolved its initial offering, by expanding into the “Live” social impact space, and transforming into an ‘edutainment’ company with a foundation to further support its mission and vision. CEO and Co-founder Scilla Andreen is an award-winning Producer, Director, Costume Designer and author. IndieFlix will play an important role in stage four of the Company’s business solution engine as the Company supports independents towards IP monetization in a shifting landscape. In recent years, IndieFlix expanded, adding B2B to their foundational B2C service, and is now established in distributing social impact-based film programming and curriculum to an array of audiences and markets - including corporate, government, education and others worldwide.

Per the acquisition agreement, the Company acquired 100% of the outstanding shares of an paid off certain promissory notes of IndieFlix for up to 2,500,000 common shares of the Company to be issued as follows: (i) 500,000 common shares on closing of the agreement (499,996 issued); (ii) 500,000 common shares upon IndieFlix achieving cumulative revenue of $4,521,630 between the closing date and the seventh anniversary of the closing date (“First Milepost”); (iii) 500,000 common shares upon IndieFlix achieving cumulative revenue of $9,244,802 between the First Milepost and the seventh anniversary of the closing date (“Second Milepost”); (iv) 500,000 common shares upon IndieFlix achieving cumulative revenue of $17,730,216 between the Second Milepost and the seventh anniversary of the closing date (“Third Milepost”); and (v) 500,000, or such lesser number based on a pro rata amount of IndieFlix’s revenue recognized relative to the Fourth Milepost, upon IndieFlix achieving cumulative revenue of $33,371,818 between the Third Milepost and the seventh anniversary of the closing date (“Fourth Milepost”).

IndieFlix aims to make life better through the power and enjoyment of film, driving community, conversation and change. Through their On-Demand Streaming and LiveTV channels, IndieFlix showcases classic and contemporary features, shorts and documentaries from around the world, in an Aladdin’s Cave of thought-provoking well-known and off-the-radar content. IndieFlix works directly with young up-and-coming to seasoned film makers to give them wide distribution where they are paid for every minute watched.

IndieFlix Education makes and distributes social impact films that address common individual and societal issues, from anxiety to social media addiction, cyber-bullying and school and workplace sexual harassment. These films cover difficult topics, but include empowering strategies and practical tips on how to move forward. IndieFlix screens their films in actual and virtual community environments, with moderated discussion and Q&A, so that reflection and learning can be grounded after each screening.

IndieFlix Festivals hosts virtual Independent Film Festivals around the world, from showcasing all films and events in the program, to handling ticket sales and streaming the films and discussion live or on- demand.

The IndieFlix Foundation is a 501c3 that operates at arms-length from IndieFlix and supports the making of education films, as well as support to provide free screenings and access to underserved communities.

In October 2021, the Company announced a partnership between the IndieFlix Foundation, the California Department of Education (“CDE”), the Department of Health Care Services’ (DHCS) CalHOPE program, and Blue Shield of California’s BlueSky initiative. IndieFlix will provide all execution and fulfillment services under the agreement and will receive all revenue net of a 5% fee retained by IndieFlix Foundation. The partnership, announced by CDE State Superintendent of Public Instruction Tony Thurmond, focuses on IndieFlix’s edutainment content and centers around the film “Angst: Building Resilience.” The film-based mental health support program and accompanying easy-to-use curriculum is available to all public middle and high schools across the state of California in a new effort to help address the increasing mental health challenges faced by students.

The goal of Angst is to raise awareness, connect students with support, and provide hope and coping strategies. The film features interviews with children and young adults discussing the impact anxiety has had on their lives during the pandemic. Angst also features a special interview with Michael Phelps, who has courageously shared his own mental health challenges and helped catapult the important conversation into the mainstream. The IndieFlix original film, produced by IndieFlix CEO Scilla Andreen and producer Karin Gornick, commenced screening in mid-October. It is ultimately expected to reach more than three million students across the state in 2021–22.

iGEMS TV, Inc.

On December 14, 2021, the Company acquired iGEMS which provides a comprehensive content recommendation engine and adds another key asset in stage IV of the Company’s four-phase business engine, a solution to help professional film, television and video creators/producers outside the major studio system achieve sustainable growth.

Per the acquisition agreement, the Company acquired 100% of the outstanding shares of iGEMS for up to 850,000 common shares of the Company to be issued as follows: (i) 212,500 common shares on closing of the agreement (issued); (ii) 212,500 common shares upon iGEMS achieving cumulative revenue of $473,577 between the closing date and the sixth anniversary of the closing date (“First Milepost”); (iii) 500,000 common shares upon iGEMS achieving cumulative revenue of $1,927,087 between the First Milepost and the sixth anniversary of the closing date (“Second Milepost”); and (iv) 212,500, or such lesser number based on a pro rata amount of iGEMS revenue recognized relative to the Third Milepost, upon iGEMS achieving cumulative revenue of $7,012,166 between the Third Milepost and the sixth anniversary of the closing date (“Third Milepost”).

iGEMS uses a unique blend of machine learning anchored by human curation to help audiences discover engaging movies, TV series and TV programs to watch, and shows them where they can be viewed. This includes traditional genres, trending carousels and recommendations for programming not found in the massive libraries of the larger streaming platforms. Additionally, movie and TV collections are curated by a trusted guide especially for iGEMS users, and they recommend iGEMS on Filmocracy as well as titles playing exclusively on niche platforms, including projects still on the film festival circuit.

The iGEMS platform offers advanced search tools, allowing users to search by genre, category, emoji or mood. Audiences can select multiple age and genre categories to find the right fit for their movie and series binge. Viewers can also have dashboards with profiles to track their watchlists, ratings and reviews, while sharing with other fans.

In 2020, iGEMSpro was introduced as a solution for filmmakers, film festivals and industry professionals, offering educational resources, courses, industry reports and aggregated news, video and podcast content. iGEMS’s Film Festival Mastery course helps filmmakers navigate the film festival circuit; and iGEMS’s the Mine provides an ongoing blog report, taking a deeper dive into the independent film sector.

The iGEMSpro Directory was just recently launched, providing filmmakers with sales opportunities, and serves as a platform of discovery for acquisitions executives, as well as festival programmers. Highlights from the Directory will be tracked and eventually find their way to the film fans on the iGEMS side.

With the growing volume of movie and TV series options, and the explosion of digital streaming platforms, iGEMS has created a comprehensive recommendation engine on the market. Human curation, word of mouth and machine learning combine to help audiences discover what to watch, and where they can find it. They put out a weekly newsletter with iGEMSelections, sent to over 5,000 subscribers. iGEMSpro provides resources to the independent film space, aggregating news articles, podcasts and videos, while providing reports, affiliate discounts and online courses to support independent filmmakers. The iGEMSpro Directory is a sales platform for independent films to generate sales in the international marketplace.

Digital Cinema United Holdings Ltd.

On February 11, 2022, the Company entered into a definitive agreement to acquire DCU. Under the terms of the definitive agreement, the Company will acquire DCU for $11.25 Million, payable in common shares of the Company, which are scheduled to be paid out to DCU investors as follows:

a.	On closing – 3,000,000 common shares (“Issuer Consideration Shares”) (issued subsequently) of Liquid;

b.	Issuer Additional Shares.

•	Upon DCU achieving cumulative consolidated revenues of $4,750,000 before the fifth anniversary of the closing date (“DCU First Milepost”) – greater of: (i) 750,000 common shares of Liquid and (ii) 3,750,000 divided by a per share price of the greater of $1.25 or the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the First Milepost.
•	Upon DCU achieving cumulative consolidated revenues of $10,287,000 (“DCU Second Milepost”) after the DCU First Milepost but before the fifth anniversary of the closing date; – the greater of (i) 3,750,000 divided by (a) the greater of $1.25 or (b) the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the DCU First Milepost;and (ii) 5,625,000, less (A) 3,000,000 and (B) the number of Issuer Additional Shares issued on achievement of the First Milepost.

In the event of an adverse delisting event which is required by, or is a result of the failure of the Company to meet the continued listing requirements of, the exchange on which the Company’s common shares are listed, the DCU shareholders will be entitled to re-acquire the DCU Shares from the Company. The consideration to be paid by the DCU Shareholders to the Company for the re-acquisition of such DCU Shares will be equal to (i) the Issuer Consideration Shares and Issuer Additional Shares, if any, paid to the DCU Shareholders; and (ii) a cash payment equal to the aggregate total amount invested or advanced by the Company in or to DCU plus interest.

The closing occurred on March 7, 2022, and the DCU acquisition will drive phase III of the Company’s four-phase business solution engine spanning the end-to-end creative process from inception to monetization.

DCU is a global provider of technical content services for theatrical, home entertainment, and digital distribution platforms, with operations in Los Angeles, London, Malta, Prague, and South Africa. DCU supports the distribution of content for Hollywood majors, independent studios, event cinema distributors, and renowned producers and content owners worldwide through DCP Production and DCP Delivery services of feature films and movie trailers to all cinemas in North America, Europe, Middle East, Africa, Australia, and New Zealand. DCU also provides International Servicing with Localization worldwide and direct delivery to Video-On-Demand (VOD) streaming platforms. DCU operates TPN (Trusted Partner Network) certified facilities across all of its regions.

DCU’s supply chain provides technical services and solutions that bring picture and audio to life in any environment, from movie theaters, airplanes and broadcast television all the way through to streaming and other VOD platforms. The creation of file formats, quality control, mastering, packaging and delivery, distribution and metadata management are some of the key areas in which DCU excels and helps content owners get their life’s work to audiences around the world. The collaborative process between DCU and its clients allows producers and sales companies to take comfort in knowing their projects are in capable hands, trusted by over 700 distributors worldwide.

DCU will continue to provide its popular digital end-to-end supply chain services and tools to over 700 clients across North America, Latin America, Australia, New Zealand, Europe, the Middle East, and Africa. In parallel, DCU will play an important role in stage III of the Company’s business solution engine, which covers integrated digital asset management of content for IP owners and creators of all sizes.

In production services, DCU works with IP owners and producers to create the primary content source files that act as the fundamental backbone for the global deliverables of distribution.

The next stage in the technology supply chain covers global servicing, as DCU collaborates with international sales agents to ensure delivery schedules comply with distributor expectations before starting the process of asset creation for delivery. DCU provides Digital Cinema Package (DCP) versioning with full localization, home video materials, broadcast deliverables, and all digital distribution files complying with up-to-date specification sheets for all different content platforms. The DCP file format is the name given to the collection of digital files sent to a cinema or streaming platform.

DCU distribution leverages a trusted global network featuring eDelivery to handle distribution across 40+ countries in North America, Latin America, Australia, New Zealand, Europe, the Middle East and Africa. This link in the supply chain enables studios, mini-majors and majors, to consolidate distribution across various territories via a widespread network while simultaneously bringing local DCP service solutions to independent distributors from within each territory.

The final piece of DCU’s content supply chain is comprised of digital and downstream distribution services. DCU’s home entertainment division has authored, encoded, and delivered thousands of DVD, Blu-ray, and VOD titles for clients to major retail chains as well as iTunes, Amazon, Google Play, Hulu, and many other digital platforms.

Projektor

Projektor, formerly Reelhouse is an online video community that provides filmmakers complete control to self-distribute content directly to their viewers. Filmmakers access the latest monetization, social, and showcasing features, which in turn engage viewers in what Projektor is setting as the new standard for online viewing experiences.

Projektor’s distribution platform connects viewers and creators directly, unlocking unprecedented film experiences.

Rather than a traditional retailer treating and delivering film as a commodity, Projektor specializes in the future needs of the digital film consumer by providing a customizable service for filmmakers. Interactive components, creator posts, physical/digital merchandising, extras etc. can all be controlled and bundled in various ways by the film creators themselves.

Such features not only create a more compelling storytelling experience, but also allows the filmmaker to increase the value of both EST and VOD in addition to unlocking new monetization streams. As the vibrant destination site of endless filmmakers distributing their work within this marketplace, Projektor’s viewer community allows for a meaningful discovery network.

Slipstream

Slipstream is the Company’s Subscription Video on Demand (“SVOD”) service offering over 400 adventure Outdoor Films. The Slipstream site includes hundreds of action sports films with categories such as surfing, snow sports, rock climbing, kayaking, mountain biking, running, environmental documentaries and festival winners.

Slipstream allows viewers access to a growing library of adventure films curated to their taste on mobile, tablet, PC and Smart TV. Films are categorized by interest, including Surfing, Snow sports, Rock Climbing, Kayaking, Mountain Biking, Running, Environmental Documentaries and Festival Winners. Slipstream also features ‘top film picks’ playlists from leaders in the outdoor space like Hazel Findlay, Semi Rad, Seb Montaz, JJ Wessels and Xavier de le Rue.

Letter of Intent – Filmocracy, Inc.

On June 7, 2021, the Company entered into a Letter of Intent with Filmocracy for the Company to acquire 100% of the issued and outstanding shares of Filmocracy by issuing up to 1,250,000 common shares of the Company to the shareholders of Filmocracy. 25% of the consideration shares will be issued to the shareholders of Filmocracy on closing of the proposed transaction while the remainder will be issued based on Filmocracy achieving certain revenue targets over a six year period (“Filmocracy Transaction”). The Company and Filmocracy are currently negotiating the terms for the definitive agreement.

In connection with the proposed Filmocracy Transaction, on September 17, 2021, and subsequently extended on December 17, 2021 and February 15, 2022, the Company entered into an agreement with Filmocracy for $608,735 whereby the Company will advance $608,735 to Filmocracy as follows: (1) $244,292 upon the date of the agreement (advanced September 21, 2021); (2) $190,594 on the first month anniversary (advanced October 25, 2021); and (3) $173,849 on the second month anniversary (not yet advanced). The agreement bears interest at 6% per annum, is due on the earlier of April 30, 2022 or 30 days following the termination of the Filmocracy Transaction, and is secured by a general security agreement over certain assets. In the event that the proposed transaction does not close, all amounts outstanding shall bear interest at 24% per annum. No assurance can be given that the Company will be able to complete the Filmocracy Transaction.

Seasonality

The Company’s operating results for any period are subject to cyclical or season fluctuations and dependent on factors such as the number and timing of film and television programs delivered, the budgets and financing cycles of broadcasters, overall demand for content, general advertising revenues and retail cycles associated with consumer spending activity, and the timing and level of success achieved by merchandise licensed and royalties paid in respect thereof, none of which can be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods

The Company makes no statements concerning its competitive position.

C.       Organizational structure

The following is a list of the Company’s significant subsidiaries as of November 30, 2021:

●	Liquid Media Group (Canada) Ltd.
-	Incorporated in British Columbia, Canada;
-	100% owned by the Company.
●	Liquid Media Production Funding Ltd.
-	Incorporated in Ontario, Canada;
-	100% owned by the Company.
●	Liquid Media Group (US), Inc.
-	Incorporated in Delaware
-	100% owned by the Company
●	IndieFlix Group, Inc.
-	Incorporated in Delaware
-	100% owned by Liquid Media Group (US), Inc.
●	Race Doc, LLC
-	Washington limited liability company
-	100% owned by IndieFlix Group, Inc.

D.       Property, plant and equipment

The Company’s head office is located at 67 East 5th Avenue, Vancouver, BC, V6M 4E1.

Item 4A. – Unresolved Staff Comments

None.

Item 5. – Operating and Financial Review and Prospects

A.	Operating results.

Information regarding the Company’s operating results for the years ended November 30, 2021 and 2020, is incorporated by reference to the Company’s Management’s Discussion and Analysis incorporated by reference to Exhibits 15.2 and 15.3.

B.	Liquidity and capital resources.

Information regarding the Company’s liquidity and capital resources for the years ended November 30, 2021 and 2020, is incorporated by reference to the Company’s Management’s Discussion and Analysis incorporated by reference to Exhibits 15.2 and 15.3.

C.	Research and development, patents and licenses, etc.

The Company does not have a formal research and development program, however, the Company has incurred research and development costs on its acquired streaming platforms during fiscal 2021 and 2020 by working with existing staff and outside consultants, where appropriate.

We have prepared two confirmatory assignments for recordation with the US Patent and Trademark Office for the Reelhouse Trademark.

D.	Trend Information.

The Company is unaware of any known trends, uncertainties, demand, comment or events that are reasonably likely to have a material effect on the Company.

E.	Critical Accounting Estimates

Critical Accounting Policies

The Company’s annual financial statements have been prepared in accordance with IFRS. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in Note 2 Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: foreign currency translation, financial instruments, investment in associates, investment in content, equipment, intangible assets, leases, goodwill, impairment of non-financial assets, business combinations, discontinued operations, derivative liability, convertible debentures, share capital, share-based compensation, revenue recognition, royalties and licenses, and income taxes.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and all of its entities is the USD. The functional currency of Waterproof was the Canadian dollar (“CAD”). The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

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

For the years presented, the Company did not record an expected credit loss on its accounts receivable; however, an accumulated expected credit loss was recorded on its loans receivable as at November 30, 2021 and 2020.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) amortized cost. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, loans payable, and long-term debt are classified as amortized cost liabilities and carried on the statement of financial position at amortized cost. Derivative liability is measured at FVTPL.

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

Investment in content

Investment in content is accounted for as an intangible asset and represents the unamortized costs of programs that have been acquired, developed, produced and/or distributed by the Company. Investment in content is classified into the following three categories: content in production, released content, and acquired content. For content in production and released content, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods and net of equity investment by third parties that acquire participation rights. For acquired content, capitalized costs consist of minimum guarantee payments paid to the producer to acquire distribution rights.

Development costs represent expenditures made on content prior to production which are expensed when incurred.

The valuation of investment in content, including acquired rights, is reviewed quarterly and any portion of the unamortized amount that appears not to be recoverable from future net revenues is recognized as accelerated amortization within direct operating expenses during the period the loss becomes evident.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Assets under construction are not depreciated until available for their intended use.

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment	30%
Vehicles	30%

Intangible assets

The Company has intangible assets from acquisitions and development of gaming content and films. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues	15 years
Platform coding	3 years
Brands	indefinite
Distribution libraries	10 years

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

Development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•	the development costs can be measured reliably;
•	the project is technically and commercially feasible;

•	the Company intends to and has sufficient resources to complete the project;
•	the Company has the ability to use or sell the asset, and
•	the asset will generate probable future economic benefits.

Intangible assets being developed are amortized once development is complete.

Video game catalogues

The video game catalogues are made up of a diverse variety of games, ranging in age and popularity. The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represented management’s view of the expected period over which the Company expected to receive benefits from the acquired gaming content packaged as catalogues.

Platform coding

The platform coding acquired by the Company is currently under development and is not yet subject to amortization.

Brand

Through the acquisition of Majesco, the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life. The brand was written off during the year ended November 30, 2020 when the Company disposed of its investment in Majesco.

Distribution libraries

Through the acquisition of IndieFlix, the Company acquired distribution libraries. These assets are carried at cost, including amounts of purchase price allocations upon acquisitions. The useful life of 10 years represents management’s view of the expected period over which the Company expects benefits from the acquired distribution libraries.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

Goodwill

Goodwill is deemed to have an indefinite life and is not amortized but is subject to, at a minimum, annual impairment tests. The Company assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Impairment is tested at the CGU level by comparing the fair value of a CGU with its carrying amount including goodwill. If the carrying amount of the CGU exceeds its fair value, goodwill of the CGU is considered impaired and the second step of the test is performed to determine the amount of impairment loss, if any.

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

Discontinued operations

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

•	represents a separate majour line of business or geographic area of operations;
•	is part of a single coordinated plan to dispose of a separate majour line of business or geographic area of operations; or
•	is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of comprehensive loss is re-presented as if the operation had been discontinued from the start of the comparative year.

Derivative liability

Share purchase warrants outstanding during the year ended November 30, 2019 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria. Additionally, the contingent consideration due from the acquisition of IndieFlix during the year ended November 30, 2021 also did not meet the “fixed-for-fixed” criteria because the number of common shares of the Company to be issued varies depending on the revenue to be achieved by IndieFlix over the term of the agreement. As a result, the Company was required to separately account for the warrants and the contingent consideration as derivative instrument liabilities recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to loss. Changes in fair value are recognized as gain/loss on derivative liability until the warrants are exercised or expire and the common shares issued under the contingent consideration obligation have been fully settled.

Convertible debentures

The Company’s convertible debenture was classified as a liability, less the portion relating to the conversion feature which is classified as a component of equity. As a result, the recorded liability to repay the convertible notes was lower than its face value. The liability was initially recorded at fair value and subsequently at amortized cost using the effective interest rate method; the liability was accreted to the face value over the term of the convertible debenture.

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

Revenue recognition

Revenue is recognized when the performance obligations have been achieved and the goods or services have been transferred to the customer, which are normally:

•	persuasive evidence of a contractual arrangement exists;
•	the program is complete;
•	the contractual delivery arrangements have been satisfied;
•	the customer has access to the licensed content and has the contractual right to broadcast or stream the content;

•	the fee is fixed or determinable;
•	collection of the fee is reasonably assured; and
•	the costs incurred or to be incurred in respect of the contractual arrangement can be measured reliably.

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

Streaming services

Revenue from streaming services are recognized as revenue when the services have been provided and control of the deliverable has been transferred to the customer. The streaming services allows independent film makers to monetize their films on the Company’s streaming platforms. For a portion of the streaming services, the Company earns a percentage of the sales charged by the filmmakers which is collected by third party payments providers. The Company reports revenues related to these sales net of the fees paid to the filmmakers and payment providers.

Subscription fees

Revenue from streaming subscription fees are recognized as revenue when the services have been provided and control of the deliverable has been transferred to the customer. Revenue collected prior to it being earned is recorded as deferred revenue and recognized over the term of the subscription.

Film distribution fees

Revenue from film distribution fees are recognized as revenue when the films have been provided and control of the deliverable has been transferred to the customer. Revenue collected prior to it being earned is recorded as deferred revenue and recognized when the film title has been delivered or activated.

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

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company, areas of experience, and principal business activities performed outside the Company:

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Joshua Jackson Woodland Hills, CA USA	Mr. Jackson has been the Chair of the Company since July 2018, prior to which he had the same roles with Liquid Canada since January 2014. Mr. Jackson is an actor, producer and director with over 20 years’ experience in the film industry. Mr. Jackson has won several awards and nominations for his film and television work, including a Genie for best actor and a “Screen Actors Guild” award. He has starred in Golden Globe winning show “The Affair”, “Dawson’s Creek” and “Fringe” with J.J Abrams as Director/Producer. As a 23-year member of the Screen Actors Guild and a 13 year member of the Directors Guild of America, Mr. Jackson has significant experience and a large network in the Hollywood business community.

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Charles Brezer Vancouver, BC Canada	Mr. Brezer has been a director of the Company since July 2018, prior to which he was a director of Liquid Canada since October 2015. Mr. Brezer also serves as President of the Company. Mr. Brezer is an entrepreneur and businessman with over fifteen years of business experience. Mr. Brezer has experience in taking businesses from infancy to concept development to commercial growth. Mr. Brezer has completed the Canadian Securities Course.
Ronald Thomson Toronto, Ontario Canada	Mr. Thomson has been the Chief Executive Officer of the Company since January 1, 2021 and a director since January 14, 2021. Mr. Thomson is the president of global business development firm Cameron Thomson Group Ltd. based in Toronto, London, Lake Como, Los Angeles and Taipei. He is recognized as a leading entrepreneur in the media/entertainment and IT industry. He is also CEO of wireless content provider WirelesStudios Inc., a wholly-owned subsidiary of Cameron Thomson, and the founder of Cameron Thomson Group, WirelesStudios, Cyphertech Systems Inc., Audiotrack Watermark Solutions Corp., and the annual Como Forum on Media Content. In addition, Mr. Thomson serves as CEO of global filmed entertainment powerhouse CT Asia Entertainment & Culture Ltd., based in Taiwan.
Stephen Jackson Vancouver, BC Canada	Mr. Jackson has been a director of the Company since July 2018. Mr. Jackson acts as corporate counsel at Northland Properties Corporation and advises on a wide range of corporate, real estate, labour and commercial matters. Previously, he was a principal at Forstrom Jackson from 1999 where he advised clients on commercial and particularly securities matters in Canada, the USA, and other jurisdictions. He was called to the bar of B.C. in 1989 and has also been called to the bar of Yukon. He has acted as a director and officer of a number of public companies in Canada and the USA.
Nancy Basi Vancouver, BC Canada	Ms. Basi is Executive Director of the Media & Entertainment Centre (VMEC) for the Vancouver Economic Commission, where she works strategically to grow and support the screen-based entertainment industries for the City of Vancouver and surrounding areas. Included in her portfolio are features, series, visual efforts and animation, games and virtual/augmented reality. With her move to the VMEC in 2011, Ms. Basi brought her 20 years of experience in the feature film, television and commercial industry in physical production, visual effects and animation. Clients included Walt Disney Studios, Columbia Pictures, Warner Bros., 20th Century Fox, Nike and Mercedes. Ms. Basis currently serves on the Executive Board of Women in Animation (WIM) Vancouver Chapter and as Vice President of the VRARA Vancouver Chapter (Virtual Reality/Augmented Reality Association), and is a member of numerous digital entertainment societies and member-based organizations.

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Andy Wilson Toronto, Ontario Canada	Mr. Wilson has been the CFO of the Company since April 26, 2021. Mr. Wilson is a senior strategy development and implementation executive with extensive experience in finance, investment banking and mergers & acquisitions, corporate boards and operating management. He is also Associate Director of Cameron Thomson Group and CFO of Electric Panda Entertainment and was previously CFO of Nice Media Studios and President/Co-Founder of YTW Growth Capital. Mr. Wilson also has served as a director and audit committee member of a number of public companies in Canada and as Senior Vice President, Mergers & Acquisitions of a Canadian integrated investment banking firm
Donna M. Moroney Vancouver, BC Canada	Ms. Moroney has been Corporate Secretary of the Company since November 12, 2019. She has over 30 years of extensive experience in regulatory and corporate compliance in both Canada and the United States, and as a senior officer for various public companies, and has instructed and provided training in regulatory compliance. As President and owner of Wiklow Corporate Services Inc. since 2008, she assists companies in the resource, financial and technology sectors in maintaining the securities and exchange demands on public companies, as well as keeping them up-to-date on relevant issues, policies and working practices. Ms. Moroney assists companies reporting in the U.S. in preparing registration statements, quarterly and annual financial filings and other various facets of meeting U.S. securities requirements.

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

The compensation program is designed to:

●	promote an ownership mentality among key leadership and the Board of Directors;
●	enhance the overall performance of the Company; and
●	recognize and reward individual performance and responsibility.

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

(c)	each individual who would have satisfied the criteria under paragraph (b) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

(collectively the “Named Executive Officers” or “NEOs”).

NEO Name and Principal Position	Fiscal Year	Salary ($)	Share- based awards ($)(1)	Option- based awards (2) ($)	Non-equity Incentive plan compensation		All Other Compen- sation ($)(8)	Pension Value ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Ronald Thomson (3) CEO and Director	2021 2020 2019	264,689 N/A N/A	Nil N/A N/A	123,097 N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil N/A N/A	Nil N/A N/A	387,786 N/A N/A
Andy Wilson (4) CFO	2021 2020 2019	97,796 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil N/A N/A	Nil N/A N/A	97,796 N/A N/A
Charlie Brezer President and Director	2021 2020 2019	166,565(5) 153,999 (5) 109,759 (5)	275,783 108,107 Nil	17,455(9) 163,655 280,574	Nil Nil Nil	Nil Nil Nil	1,182 4,483 4,505	Nil Nil Nil	460,985 430,244 394,838

Daniel Cruz (6) Former CFO	2021 2020 2019	96,482 (7) 153,999 (7) 109,759 (7)	136,788 108,107 Nil	21,050 (9) 163,655 280,574	Nil Nil Nil	Nil Nil Nil	1,182 4,483 4,505	Nil Nil Nil	255,502 430,244 394,838
Joshua Jackson Director	2021 2020 2019	Nil Nil) Nil)	275,783 108,107 Nil	8,211 (9) 163,655 21,511	Nil Nil Nil	Nil Nil Nil	4,787 4,483 4,505	Nil Nil Nil	288,781 276,245 26,016
(1)	Represents RSUs vested during the years ended November 30, 2021 and 2020, based on the closing price of shares on the dates of vesting of $1.47 per share, $1.86 per share, and $1.89 per share.
(2)	The value of option awards reflects the grant date fair value for the option awards that vested in the 2021, 2020 and 2019 fiscal years. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model.
(3)	Mr. Thomson was appointed as CEO on January 1, 2021 and as a director on January 14, 2021.
(4)	Mr. Wilson was appointed as CFO on April 26, 2021.
(5)	Mr. Brezer charged consulting fees from Ispani Holdings Inc., a company controlled by Mr. Brezer until December 31, 2019. Effective January 1, 2020, Mr. Brezer was paid as an employee of the Company.
(6)	Mr. Cruz resigned as CFO on April 26, 2021 and as a director on May 31, 2021.
(7)	Mr. Cruz charged consulting fees from Wawel Den Inc., a company controlled by Mr. Cruz until December 31, 2019. Effective January 1, 2020, Mr. Cruz was paid as an employee of the Company.
(8)	During fiscal 2019 and 2020, Mr. Cruz, Mr. Brezer, and Mr. Jackson were paid CAD$6,000 each for directors’ fees. During fiscal 2021 Mr. Cruz and Mr. Brezer received directors fees of CAD$2,000 and Mr. Jackson received directors fees of $6,000.
(9)	During fiscal 2021, no options were granted; however, options granted in fiscal 2019 and 2020 were repriced from $2.55 to $1.90.

In January 2018, the Company entered into formal consulting agreements with Wawel Den Inc., a company controlled by Mr. Cruz, and Ispani Holdings Inc., a company controlled by Mr. Brezer, which expired on December 31, 2018. In January 2019, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into which expired on December 31, 2019. In May 2019, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into. On December 31, 2019, the agreements with Wawel Den Inc. and Ispani Holdings Inc. were terminated.

In November 2020, the Company entered into employment agreements with Charlie Brezer, President and a director of the Company, and Daniel Cruz, the former CFO and former director of the Company. The agreements require total payments of CAD$17,500 each per month. Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause. In April 2021, the employment agreement with Mr. Cruz was cancelled and replaced with a consulting agreement with the same terms.

In January 2021, the Company signed an employment agreement with Ronald Thomson, CEO of the Company. The agreement requires payments of CAD$20,000 per month. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding, which was achieved.

Outstanding Option-Based Awards for Named Executive Officers

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at November 30, 2021:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ronald Thomson	643,470	1.90	Jan. 1, 2026	Nil	Nil	N/A	N/A
Andy Wilson	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Daniel Cruz	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Charlie Brezer	N/A	N/A	N/A	N/A	73,541	$91,190	N/A
Joshua Jackson	N/A	N/A	N/A	N/A	73,541	$91,190	N/A
(1)	Based on closing price of shares on November 30, 2021 of $1.24 per share.

Option Exercises During the Most Recently Completed Fiscal Year

During fiscal 2021, after Mr. Cruz had resigned as CFO, he exercised 10,000 options with an exercise price of $1.90 and expiry of February 28, 2024.

Option Repricing

Effective January 1, 2021, the Company repriced 882,995 stock options with an exercise price of $2.55 per share and 25,000 stock options with an exercise price of $2.57 per share to US$1.90 per share. All other terms remained unchanged.

Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share awards which vested during the year ended November 30, 2021, and the value of non-equity incentive plan compensation earned during the year ended November 30, 2021 for each Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Ronald Thomson	Nil	Nil	Nil
Andy Wilson	Nil	Nil	Nil
Daniel Cruz	Nil	275,783 (4)	N/A
Charlie Brezer	Nil	275,783	N/A
Joshua Jackson	Nil	275,783	N/A
(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2021. If the option was not-in-the-money then a NIL value was assigned.
(2)	RSUs vested during the year ended November 30, 2021, based on the closing price of shares on the date of vesting of $1.86 per share and $1.89 per share.
(3)	The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2021.
(4)	Mr. Cruz received 73,542 common shares valued at $138,994 after he had resigned as CFO.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

In November 2020, the Company entered into employment agreements with Charlie Brezer, President and a director of the Company, and Daniel Cruz, the former CFO and former director of the Company. The agreements require total payments of CAD$17,500 each per month. Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause. In April 2021, the employment agreement with Mr. Cruz was cancelled and replaced with a consulting agreement with the same terms.

In January 2021, the Company signed an employment agreement with Ronald Thomson, CEO of the Company. The agreement requires payments of CAD$20,000 per month. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding, which was achieved.

Director Compensation

Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company’s most recently completed fiscal year ended November 30, 2021:

Director Name	Fees Earned ($)	Share-based Awards ($)(1)	Option-Based Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Stephen Jackson	4,787	28,125	4,608	Nil	Nil	37,520
Nancy Basi	4,787	28,125	2,144	Nil	Nil	35,056
(1)	Represents RSUs vested during the year ended November 30, 2021, based on the closing price of shares on the dates of vesting of $1.86 per share, and $1.89 per share.
(2)	The value of option awards reflects the grant date fair value of option based awards in the 2021 fiscal year. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model.
(3)	During fiscal 2021, no options were granted; however, options granted in fiscal 2019 and 2020 were repriced from $2.55 to $1.90.

Outstanding Option-Based Awards for Directors

Options for the purchase of common shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in “Option-Based Awards”.

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at November 30, 2021:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Stephen Jackson	N/A	N/A	N/A	N/A	7,500	9,300	N/A
Nancy Basi	N/A	N/A	N/A	N/A	7,500	9,300	N/A
(1)	Based on closing price of shares on November 30, 2021 of $1.24 per share.

No stock options were exercised by the directors during the most recently completed fiscal year.

Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended November 30, 2021, and the value of non-equity incentive plan compensation earned during the year ended November 30, 2021 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Stephen Jackson	Nil	28,125	N/A
Nancy Basi	Nil	28,125	N/A
(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2020. If the option was not-in-the-money then a NIL value was assigned.
(2)	RSUs vested during the year ended November 30, 2021, based on the closing price of shares on the date of vesting of $1.86 per share and $1.89 per share.
(3)	The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2021.

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

Board Practices

1.	The Company’s Board of Directors consists of five directors and is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three-year terms of office. Any director whose term has expired is eligible for re-election subject to Board approval.

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

Three of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ronald Thomson is not independent as he is Chief Executive Officer of the Company and Charlie Brezer is not independent as he is President of the Company.

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

As of November 30, 2021, the executive officers of Liquid Media Group Ltd. are:

Ronald Thomson	Chief Executive Officer, Director
Charlie Brezer	President, Director
Andy Wilson	Chief Financial Officer
Donna Moroney	Corporate Secretary

Employees

Following are the number of employees of the Company and its subsidiaries for the past three fiscal years as at the end of each fiscal year:

	November 30, 2021	November 30, 2020	November 30, 2019
Canada	5	2	0
United States	21	2	2

Share ownership

Options to purchase common shares from the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the Board of Directors.

As of November 30, 2021, the Company had 1,755,445 issued and outstanding options, with a weighted average exercise price of $1.90.

Of the stock options granted, 1,004,730 were fully vested and available for exercise as of November 30, 2021.

The following table provides share ownership information with respect to the directors and officers listed in “Item 6 – Directors, Senior Management and Employees” above, as at March 31, 2022.

Name	# Shares (1)	No. of Common shares under Options Granted	No. of Common shares under Share Purchase Warrants
Joshua Jackson	934,075 4.87%	125,000 (2)	Nil
Charles Brezer	130,151 >1%	107,995 (3) 125,000 (2)	Nil
Ronald Thomson	Nil	750,715 (4)	Nil
Stephen Jackson	30,000 >1%	50,000 (3) 5,000 (2)	Nil
Nancy Basi	22,500 >1%	25,000 (5) 5,000 (2)	Nil
Andy Wilson	Nil	Nil	Nil
Donna M. Moroney	7,500 >1%	5,000 (2)	Nil
(1)	The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the direct knowledge of the management of the Company and has been furnished by the respective director or officer. Percentages of ownership are based on 16,035,189 common shares of the Company issued and outstanding as at March 31, 2022.
(2)	Stock options exercisable at $1.90 per share, expiring on July 23, 2025.
(3)	Stock options exercisable at $1.90 per share, expiring on February 28, 2024.
(4)	Stock options exercisable at $1.90 per share, expiring on January 1, 2026.
(5)	Stock options exercisable at $1.90 per share, expiring on January 8, 2025.

Further information regarding stock options with respect to the directors and officers may be found in the sections above, titled “Outstanding Option-Based Awards for Named Executive Officers” and “Outstanding Awards for Directors.”

There are no other arrangements involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A.	Major shareholders

As at March 31, 2022, the Company had 19,199,146 common shares without par value issued and outstanding.

1.	Following are the shareholders that are the beneficial owners of 5% or more of the Company’s voting securities, as of March 31, 2022:

(a)

Shareholder	Number of Shares	Percentage of Issued Capital
Joshua Jackson	1,059,075	5.48%
Diamond Platinum Holdings Limited	1,050,000	5.47%

(1)	Includes 934,075 common shares currently held and 125,000 stock options exercisable into 125,000 common shares.

(b)	To the best of the Company's knowledge, there has been no significant change in the percentage ownership held by any major shareholders during the past three fiscal years.

(c)	The Company’s major shareholders do not have different voting rights than other shareholders.

2.	The Company’s register of 61 registered shareholders showed that as of May 31, 2021, 7,495,135 of the Company’s common shares, or 51,34%, were held by 20 registered shareholders residing in the United States. The register includes Cede and Co., an American depository holding shares on behalf of beneficial shareholders.

3.	To the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, any foreign government, or by any other natural or legal persons.

4.	To the Company’s knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in “street form”.

B.	Related party transactions

1.	The Company has not at any time during the period since the beginning of the last fiscal year to November 30, 2021, been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

In November 2020, the Company signed employment agreements with Charlie Brezer, President a director of the Company, and Daniel Cruz, the former CFO and a director of the Company. The agreements require total payments of CAD$17,500 each per month. Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause. In April 2021, the employment agreement with Mr. Cruz was cancelled and replaced with a consulting agreement with the same terms.

In January 2021, the Company signed an employment agreement with Ronald Thomson, the CEO of the Company. The agreement requires payments of CAD$20,000 per month. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding (achieved).

During the year ended November 30, 2021, the Company entered into the following transactions with related parties:

a)	Incurred management and directors salaries and fees of $167,747 (2020 - $158,482) and share-based compensation of $227,312 (2020 - $368,836) to Charlie Brezer. As at November 30, 2021, Mr. Brezer owed the Company $2,215 (2020 – was owed $6,667) which was included in accounts payable and accrued liabilities

b)	Incurred management and directors salaries and fees of $97,664 (2020 - $158,482) and share-based compensation of $166,537 (2020 - $368,836) to Daniel Cruz. As at November 30, 2021, $133,779 (November 30, 2020 - $6,340) was included in accounts payable and accrued liabilities as owing to Mr. Cruz.

c)	Incurred management and directors salaries and fees of $264,689 (2020 - $nil) and share-based compensation of $628,834 (2020 - $nil) to Ronald Thomson and rent of $26,407 (2020 - $nil) to Cameron Thomson Group Ltd. a company Mr. Thomson is a director and shareholder of.

d)	Incurred management salaries and fees of $nil (2020 - $132,838) to Jesse Sutton and Zift Interactive (“Zift”), a company controlled by Jesse Sutton, the director of Majesco, and salaries of $nil (2020 - $19,000) which is included in discontinued operations. On August 31, 2020, the Company agreed to settle a lawsuit with Mr. Sutton whereby Mr. Sutton agreed to settle $500,000 payable for the acquisition of Majesco, along with $347,186 in consulting fees owed to Mr. Sutton, for $200,000 in cash and the return of the 51% ownership of Majesco.

e)	Incurred directors fees of $4,787 (2020 - $4,483) and share-based compensation of $218,069 (2020 - $368,836) to Joshua Jackson, Chairman and a director of the Company. As at November 30, 2021, $9,213 (2020 - $4,463) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

f)	Incurred directors fees of $4,787 (2020 - $4,483) and share-based compensation of $26,010 (2020 - $27,407) to Stephen Jackson, a director of the Company. As at November 30, 2021, Mr. Jackson owed the Company $1,304 (2020 – was owed $1,728) which was included in accounts payable and accrued liabilities.

g)	Incurred directors fees of $4,787 (2020 - $4,483) and share-based compensation of $23,546 (2020 - $61,418) to Nancy Basi, a director of the Company. As at November 30, 2021, $1,470 (2020 - $1,703) was included in accounts payable and accrued liabilities as owing to Ms. Basi.

h)	Incurred management and directors salaries and fees of $97,796 (2020 - $nil) to Andy Wilson, the new CFO of the Company. As at November 30, 2021, $51,704 (2020 - $nil) was included in accounts payable and accrued liabilities as owing to Mr. Wilson.

i)	Incurred management and directors salaries and fees of $46,722 (2020 - $nil) to Scilla Andreen, a director of IndieFlix. As at November 30, 2021, $82,839 (2020 - $nil) was included in accounts payable and accrued liabilities as owing to Ms. Andreen.

j)	Earned interest income of $nil (2020 – $416) from a loan receivable issued to Waterproof. The loan receivable was received in full during the year ended November 30, 2020.

k)	Earned sales of $331,756 (2020 – $nil) from IndieFlix Foundation, a company Ms. Andreen is a director of. As at November 30, 2021, IndieFlix Foundation owed the Company $308,631 (2020 - $nil) which is included in receivables.

l)	Paid royalties, included in cost of sales, of $171,003 (2020 - $nil) to Angst, LLC, an entity managed by IndieFlix, and received royalty income of $9,241 (2020 - $nil). At November 30, 2021, $184,627 2020 - $nil) was included in accounts payable and accrued liabilities as owing Angst, LLC.

m)	Paid royalties, included in cost of sales, of $38,112 (2020 - $nil) to LIKE, LLC, an entity managed by IndieFlix. At November 30, 2021, LIKE, LLC owed the Company $49,566 (2020 - $nil) which is included in receivables.

n)	Paid royalties, included in cost of sales, of $30,855 (2020 - $nil) to Bully Factor, LLC, an entity managed by IndieFlix. At November 30, 2021, Bully Factor, LLC owed the Company $41,656 (2020 - $nil) which is included in receivables.

Summary of key management personnel compensation:

	For the year ended November 30,
	2021	2020
	$	$
Management and directors salaries and fees	688,979	463,251
Management and directors salaries and fees in discontinued operations	-	19,000
Share-based compensation	1,290,308	1,195,333
	1,979,287	1,677,584

These expenditures were measured by amounts agreed upon by the transacting parties.

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

Legal Proceedings

As at November 30, 2021, the Company was not subject to any legal proceedings or claims.

In February 2021, Waterproof commenced an action against the Company in which the Plaintiff claimed that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (“ARSA”) with the Company. As a result, Waterproof claimed that it had the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA. In March 2021, the Company filed a response disputing the claim.

In October 2021, the Company entered into a definitive settlement agreement (the “Settlement Agreement”) with three shareholders (the “Waterproof Shareholders”) of Waterproof terminating litigation among them in respect of the Company’s interest in Waterproof (the “Claim”). Pursuant to the Settlement Agreement, the Company agreed to transfer its interest in Waterproof to or for the benefit of the Waterproof Shareholders in consideration of a cash payment of CAD$825,000 to the Company, and the Waterproof Shareholders agreed to dismiss the Claim on a without cost basis. The Agreement also included customary mutual releases.

Dividend Distributions

We have never declared or paid cash dividends on our common shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.

B.	Significant Changes

Subsequent to the year ended November 30, 2021, the Company entered into definitive agreements and completed the acquisitions of iGEMS and DCU, as more particularly described in Item 4.A. History and Development of the Company herein.

Item 9. – The Offer and Listing

A.	Offer and listing details.

This item is not applicable for an Annual Report.

B.	Plan of Distribution

This item is not applicable for an Annual Report.

C.	Markets

The Company’s common shares have been listed on the Nasdaq Capital Market of the NASDAQ stock market since August 3, 1993. Our ticker symbol is YVR.

D.	Selling Shareholders

This item is not applicable for an Annual Report.

E.	Dilution

This item is not applicable for an Annual Report.

F.	Expense of the Issue

This item is not applicable for an Annual Report.

Item 10. – Additional Information

A.	Share capital

This item is not applicable for an Annual Report.

B.	Memorandum and articles of association

The Notice of Articles relating to the consolidation of the Company’s common shares and the increase in authorized share capital that were filed with the British Columbia Registry Services on February 1, 2010 were filed on a Form 6-K on February 3, 2010.

All other information required by this “Item 10.B” is contained in Exhibit 2(d) incorporated by reference.

C.	Material contracts

(i)	Employment Agreements dated November 1, 2020 between the Company and each of Charlie Brezer, President and a director of the Company, and Daniel Cruz, the former CFO and former director of the Company. The agreements require total payments of CAD$17,500 each per month. Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause. In April 2021, the employment agreement with Mr. Cruz was cancelled and replaced with a consulting agreement with the same terms.

(ii)	Employment Agreement dated January 1, 2021 between the Company and Ronald Thomson, CEO and a director of the Company, whereby Mr. Thomson would be paid CAD$20,000 per month, with a provision that his compensation would increase to CAD$30,000 per month upon the Company raising US$5 Million, which was accomplished.

(iii)	Sales Agreement dated August 24, 2021 (the “ATM Agreement”) between the Company and Virtu Americas LLC as agent (the “Sales Agent”), pursuant to which the Company may elect to sell, from time to time through the Sales Agent, ordinary shares, no par value per share of the Company, having an aggregate offering price of up to $6,051,342.

(iv)	Agreement and Plan of Merger dated September 1, 2021 and Amendment to Agreement and Plan of Merger dated September 15, 2021 by and among IndieFlix, the Company and LMG Merger Sub, Inc., a Delaware corporation and a wholly-owned or indirect wholly-owned subsidiary of the Company.

(v)	Agreement and Plan of Merger dated December 4, 2021 among the Company, Liquid Media Merger Sub 3, Inc., a Delaware corporation and a wholly-owned or indirect wholly-owned subsidiary of the Company, and iGEMS.

(vi)	Securities Exchange Agreement dated February 9, 2022 between the Company and DCU shareholders to acquire all of the outstanding equity shares of DCU in exchange for the Company's common shares.

D.	Exchange controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to U.S. residents, however, may be subject to withholding tax.

E.	Taxation

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

In addition, Canada may tax capital gains realized by an individual resident in the United States on the disposition of shares of a Canadian corporation if the following conditions are met:

●	the individual was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition of shares; and
●	the individual owned the shares when he ceased to be resident in Canada.

Holders of common shares of the Company should seek independent advice from their own professional tax advisers with respect to the income tax consequences arising from the holding of common shares of the Company.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition and disposition of the common shares. This summary applies only to U.S. Holders who hold common shares as capital assets (generally, property held for investment).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership, or disposition of common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the U.S.;
•	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders. For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the acquisition, ownership or disposition of common shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the common shares pursuant to the acquisition, ownership or disposition of common shares.

Transactions Not Addressed. This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the securities (whether or not any such transactions are undertaken in connection with the purchase of the securities), other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of common shares and the ownership and disposition of such common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership, or disposition of common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership, or disposition of the common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of common shares.

Distributions on Common Shares

As stated above, we have never paid a dividend and have no intention of paying a dividend. Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will be reported to them as a dividend. Dividends received on the common shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or another qualifying income tax treaty with the United States that includes an exchange of information program which the U.S. Treasury Department has determined is satisfactory for these purposes, or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the common shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares.

PFIC Status of the Company

The Company has not performed an analysis of whether or not it was or will be deemed a PFIC for its prior and current taxable years. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the ownership of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which product passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares are made.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

•	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years or the U.S. Holder’s holding period for the common shares) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares:
•	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and
•	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to common shares U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year and the Company may not provide this statement, in which case a QEF Election cannot be made. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if the stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of common shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F.	Dividends and paying agents

This item is not applicable for an Annual Report.

G.	Statement by experts

This item is not applicable for an Annual Report.

H.	Documents on display

Copies of documents concerning the Company, which are referred to in this Annual Report, are available for inspection at the head office of the Company located at 67 East 5th Avenue, Vancouver, BC, V5T 1G7.

I.	Subsidiary Information

This item is not applicable for an Annual Report.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

(a)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at November 30, 2021, the Company had assets totaling CAD$1,237,451 and liabilities totalling CAD$768,677. A 10% change in the exchange rate would change comprehensive income/loss by approximately $37,000. The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in large Canadian and United States financial institutions. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at November 30, 2021 is the carrying value of the receivables and loans receivable. The Company has allowed for an expected credit loss of $356,070 on the loans receivable as at November 30, 2021. During the year ended November 30, 2021, the Company increased the allowance by $101,085 which is included in the consolidated statements of comprehensive loss.

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

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at November 30, 2021, the Company had a cash balance of $4,305,461 to settle current financial liabilities of $2,252,635. The Company is exposed to liquidity risk.

Item 12. – Description of Securities Other than Equity Securities

This item is not applicable for an Annual Report, except for “Item 12.D.3” and “Item 12.D.4.” The Company does not have securities represented by American Depositary Receipts.

PART II

Item 13. – Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	There were no modifications to the instruments defining the rights of holders of any class of registered securities during the fiscal year ended November 30, 2021.

B.	There were no modifications or qualification of rights evidenced by any class of registered securities by issuing or modifying any other class of securities.

C.	This item is not applicable.

D.	There has been no change of trustee or paying agent for any registered securities.

E.	This item is not applicable.

Item 15. – Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based on this evaluation, our management concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective, because of a material weakness in our internal control over financial reporting, as discussed below.

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

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of November 30, 2021. Our management’s evaluation of our internal control over financial reporting was based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of November 30, 2021, because management did not design and implement internal controls to ensure an effective review process over period end financial disclosure and reporting. The Company will implement immediately an appropriate remedial measure whereby new review procedures will be established by the CFO.

The Company will continue to monitor and evaluate the effectiveness of its internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

Limitations on Effectiveness of Controls

The Company does not expect that its disclosure controls or its internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit a non-accelerated filer, such as the Company, to provide only management’s report in this Annual Report.

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

Item 16B. – Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Company’s directors, officers and employees. A copy of this Code of Ethics was filed with the SEC on June 1, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at 67 East 5th Avenue, Vancouver, BC V5T 1G7 or electronically to info@liquidmediagroup.co.

There were no amendments or waivers to the Code of Ethics during the most recently completed fiscal year.

Item 16C. – Principal Accountant Fees and Services.

The Company’s independent auditor for the fiscal year ended November 30, 2021, and November 30, 2020, was Davidson & Company LLP, Chartered Professional Accountants.

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

The aggregate fees billed by the Company’s external auditors during each of the last two fiscal years for audit fees are as follows:

Fiscal Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
November 30, 2021	$110,817	Nil	Nil	$62.505
November 30, 2020	$111,402	Nil	Nil	$78,172

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. – Change in Registrant’s Certifying Accountant.

None.

Item 16G. – Corporate Governance.

The Company is a foreign private issuer, and our common shares are listed on NASDAQ Stock Market. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the NASDAQ Marketplace Rules. The Company is following its home country practice on the following matters and is disclosing significant differences between its home corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. Set forth below is a summary of such differences.

Shareholder Approval Requirements

NASDAQ Marketplace Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Company does not follow this NASDAQ Marketplace Rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with British Columbia corporate and securities laws which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its undertaking.

In addition, Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans, as well as with respect to the sale of our securities at a discount to their market value to an officer, director, employee or consultant. We do not follow this NASDAQ Marketplace Rule. Instead, and in accordance with the NASDAQ exemption, we comply with British Columbia corporate and securities laws which do not require shareholder approval of equity compensation plans or allows discount to market offerings of securities unless otherwise indicated in the articles of the Company.

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

Item 16H. – Mine Safety Disclosure.

Not applicable.

Item 16I. – Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. – Financial Statements

Not applicable.

Item 18. – Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Report of Independent Registered Public Accounting Firm (Davidson & Company LLP, Vancouver, British Columbia; PCAOB ID #731)

Consolidated Statements of Financial Position

Consolidated Statements of Loss and Comprehensive Loss

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Shareholders’ Equity

Notes to the Consolidated Financial Statements

LIQUID MEDIA GROUP LTD.

Consolidated Financial Statements

For the years ended November 30, 2021, 2020, and 2019

(Expressed in United States Dollars)

Liquid Media Group Ltd.

Table of Contents

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Liquid Media Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Liquid Media Group Ltd. (the “Company”), as of November 30, 2021, November 30, 2020 and December 1, 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended November 30, 2021, 2020, and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2021, November 30, 2020, and December 1, 2019, and the results of its operations and its cash flows for the years ended November 30, 2021, 2020, and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has generated losses since inception and the continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing; these issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Presentation Currency

As discussed in Note 2 to the consolidated financial statements, during the year ended November 30, 2021, the Company retroactively changed its presentation currency from the Canadian dollar to the U.S. dollar.

Basis for Opinion

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of IndieFlix Group, Inc.

As described in Note 2 and 3 to the financial statements, the Company entered into an agreement to acquire a 100% interest in IndieFlix Group, Inc. (“Indieflix”) for total consideration of up to 2,500,000 common shares of the Company, to be issued pursuant to the achievement of certain revenue milestones by Indieflix. The transaction has been accounted for as a business combination under IFRS 3 – Business Combinations. Management estimates the fair value of acquired intangible assets and fair value of contingent consideration included in the provisional purchase price.

The principal considerations for our determination that performing procedures relating to the provisional purchase price fair value assessments is a critical audit matter includes significant judgments, estimates and assumptions including projected cash flows of Indieflix operations, growth rates, and discount rates within the methodology utilized to measure the fair value of the related assets and liabilities acquired and consideration paid. Further, there is significant auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the aforementioned matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others:

•	evaluating the reasonableness of management’s assessment as a business combination;
•	assessing the valuation of assets acquired and liabilities assumed on the date of acquisition;
•	assessing the fair value estimate of acquired intangible assets by assessing reasonability of key inputs, including among other items, future cash flow forecasts, growth rates, and discount rates with the assistance of a fair value specialist; and
•	assessing the reasonability of contingent consideration shares expected to vest, and assessing the sensitivity of inputs impacting their fair value estimate with the assistance of a fair value specialist.

Impairment assessment of intangible assets, licenses and goodwill

As described in Notes 2, 8, 13, and 15 to the financial statements, the Company recorded impairments to the Company’s intangible assets and licenses of $0.49 million and $4.21 million, respectively. Management assesses whether any indication of impairment exists at the end of each reporting period with respect to finite life intangible assets and licenses and assesses the recoverable amount of the cash generating unit (“CGU”) to which goodwill is attributed to, which has been identified as the Indieflix CGU, on an annual basis, or more frequently if events or circumstances indicate that the asset might be impaired. If such an indication of impairment exists, the recoverable amount of the intangible asset or licenses is estimated in order to determine the extent of the impairment (if any).

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of intangible assets and licenses and assessing the recoverable amount of the Indieflix CGU is a critical audit matter includes significant judgments by management in assessing whether there were indicators of impairment, including among other items, expected future utilization of licenses and internal and external factors impacting intangible assets, including but not limited to technical feasibility and intent and ability to utilize the intangible asset for economic benefit. Further, there is significant auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the aforementioned matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others:

•	evaluating the reasonableness of management’s assessment of indicators of impairment with respect to the intangible assets and licenses;
•	evaluating models estimating the recoverable amount of licenses and intangibles, which was considered to be nominal; and
•	evaluating the estimated recoverable amount of the Indieflix CGU, which included assessing for changes to the underlying assumptions to the acquisition date fair value of acquired intangibles utilized in the year-end estimate, which was determined to not have materially changed.

We have served as the Company’s auditor since 2019.

/s/ Davidson & Company LLP

Chartered Professional Accountants
Vancouver, Canada
April 7, 2022

Liquid Media Group Ltd.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

			November 30,	December 1,
	Note	2021	2020	2019
		$	$	$
			(restated Note 2)	(restated Note 2)
ASSETS

Current assets
Cash		4,305,461	543,749	3,452,022
Receivables	4,24	778,505	183,615	523,327
Prepaids	5	50,644	406,932	223,005
Advances for acquisitions	32,33	1,702,882	—	—
Loans receivable	6	—	—	71,399
Total current assets		6,837,492	1,134,296	4,775,932
Restricted cash	7	53,937	—	506,179
Loans receivable	6	—	84,923	175,962
Licenses	8	—	705,555	1,385,229
Investment in equity instruments	10	—	2,966,110	1,167,371
Investment in content	11	40,984	—	—
Equipment	12	30,312	108,254	92,787
Intangible assets	13	3,636,078	4,291,842	1,285,239
Right-of-use assets	14	133,984	—	—
Goodwill	15	833,493	—	2,695,867
Total assets		11,566,280	9,290,980	11,578,387

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	16,24	2,001,732	1,149,818	3,285,334
Corporate income taxes payable	30	5,206	—	—
Deferred revenue	17	183,994	—	—
Loans payable	18	—	493,087	1,082,045
Convertible debentures	19,24	—	409,960	—
Current portion of long-term debt	20	—	6,935	—
Current portion of lease liability	14	61,703	—	—
Current liabilities		2,252,635	2,059,800	4,367,379
Convertible debentures	19,24	—	—	1,044,772
Long-term debt	20	158,265	33,124	—
Lease liability	14	73,472	—	—
Deferred income taxes	3,30	763,120	—	17,430
Derivative liability	3,21	1,277,200	263,139	829,463
Liabilities		4,524,692	2,356,063	6,259,044

SHAREHOLDERS' EQUITY

Share capital	21	35,102,920	22,435,363	16,164,479
Commitment to issue shares	21	—	440,501	103,750
Reserves	21	3,400,835	2,741,849	1,624,525
Accumulated deficit		(31,462,167)	(18,682,796)	(13,984,650)
Equity attributable to shareholders of the Company		7,041,588	6,934,917	3,908,104
Non-controlling interest	25	—	—	1,411,239
Total Equity		7,041,588	6,934,917	5,319,343
Total equity and liabilities		11,566,280	9,290,980	11,578,387

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

 Nature and continuance of operations (Note 1)

Contingencies (Note 29)

Proposed transactions (Note 32)

Subsequent events (Note 33)

Approved on behalf of the Board of Directors on April 5, 2022:

“Ronald Thomson”	“Joshua Jackson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

			Year ended November 30,
	Note	2021	2020	2019
		$	$	$
			(restated Note 2)	(restated Note 2)
Sales	24	767,790	35,487	20,427
Cost of sales	8,13,24	771,545	568,712	1,380,872
Gross profit (loss)		(3,755)	(533,225)	(1,360,445)
Operating expenses
Accretion expense	19,20	10,067	51,520	158,736
Amortization	13,14	86,115	75,397	75,397
Consulting fees		838,699	899,619	597,309
Depreciation	12	32,476	27,836	1,175
Foreign exchange loss		53,728	31,674	12,941
Insurance		66,517	60,178	43,987
Interest expense	18,20,24	23,600	116,842	134,515
Investor relations, filing, and compliance fees		167,441	209,335	201,932
Management and directors salaries and fees	24	717,579	470,936	421,071
Marketing		696,777	1,587,526	877,165
Other general and administrative expenses	24	144,160	58,602	37,438
Professional fees		992,322	513,529	669,769
Research and development		308,305	326,930	—
Share-based compensation	21,24	1,674,322	1,447,476	891,099
Salaries and benefits	24	291,908	—	869
Travel		26,139	22,783	22,647
Total operating expenses		6,130,155	5,900,183	4,146,050
Loss before other income (expenses)		(6,133,910)	(6,433,408)	(5,506,495)
Other income (expenses)
Interest income	6,32,33	42,468	50,537	51,832
Royalty income	23	9,241	—	—
Share of profit of equity investment	9	—	—	147,049
Write-off of licenses	8	(492,751)	(250,581)	(542,290)
Project investigation		—	—	(143,718)
Impairment of intangible assets	13	(4,214,445)	—	—
Gain (loss) on derivative liability	3,21	210,436	918,102	(338,719)
Gain (loss) on settlement of debt	16,18	38,258	30,473	(74,168)
Loss on disposal of equipment	12	(45,466)	—	—
Loss on disposal of investment	10	(3,438,560)	—	—
Unrealized gains on equity instruments	10	1,139,133	1,798,739	721,384
Allowance for credit loss	6	(101,085)	(142,159)	(109,437)
Write-off of accounts payable	16	199,545	—	—
Total other income (expenses)		(6,653,226)	2,405,111	(288,067)
Loss before income taxes		(12,787,136)	(4,028,297)	(5,794,562)
Deferred income tax recovery	19,30	(12,971)	—	(122,201)
Income tax expense	30	5,206	—	—
Loss attributable to Liquid Media Group from continuing operations		(12,779,371)	(4,028,297)	(5,672,361)
Loss from discontinued operations	22	—	(2,081,088)	(67,447)
Loss for the year		(12,779,371)	(6,109,385)	(5,739,808)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

			Year ended November 30,
	Note	2021	2020	2019
		$	$	$
			(restated Note 2)	(restated Note 2)
Loss attributable to:
Shareholders of the Company		(12,779,371)	(4,698,146)	(5,706,759)
Non-controlling interest from discontinued operations	25	—	(1,411,239)	(33,049)
Loss for the year		(12,779,371)	(6,109,385)	(5,739,808)

Loss per common share (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Year ended November 30,
	2021	2020	2019
	$	$	$
		(restated Note 2)	(restated Note 2)
Cash flows provided by (used in) operating activities
Loss from continuing operations for the year	(12,779,371)	(4,028,297)	(5,672,361)
Operating expenses of discontinued operations	—	79,179	56,760
Items not affecting cash:
Accretion expense	10,067	51,520	158,736
Accrued interest income	(41,382)	96,399	(45,653)
Accrued interest expense	3,323	(46,153)	122,005
Accrued income taxes	5,206	—	—
Allowance for credit loss	101,085	142,159	109,437
Amortization - intangibles	136,992	75,397	75,397
Amortization - licenses	213,015	444,519	1,367,318
Amortization – right-of-use asset	10,718	—	—
Depreciation	32,476	27,836	1,175
Change in value of derivatives	(210,436)	(918,102)	338,719
Commitment to issue shares	—	—	25,000
Deferred income tax recovery	(12,971)	—	(122,201)
Impairment of intangible assets	4,214,445	—	—
Interest on lease liability	771	—	—
(Gain) loss on settlement of debt	(38,258)	(30,473)	74,168
Loss on disposal of equipment	45,466	—	—
Loss on disposal of investment	3,438,560	—	—
Share of (profit) loss on equity investment	—	—	(147,049)
Share-based compensation	1,674,322	1,447,476	891,099
Shares issued for services	46,948	184,910	55,514
Unrealized foreign exchange	1,782	(26)	(42,450)
Unrealized gains on equity instruments	(1,139,133)	(1,785,885)	(721,384)
Write-off of license fees	492,751	250,581	542,290
Write-off of old accounts payable	199,545	—	—
Changes in non-cash working capital:
Receivables	(406,612)	(140,222)	(490,370)
Inventory	105	—	—
Prepaids	364,623	(183,927)	(263,405)
Accounts payable and accrued liabilities	130,430	(640,756)	626,675
Deferred revenue	(67,441)	—	—
Cash flows from (used in) operating activities	(3,572,974)	(4,973,865)	(3,060,580)

The accompanying notes are an integral part of these consolidated financial statements

Liquid Media Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Year ended November 30,
	2021	2020	2019
	$	$	$
		(restated Note 2)	(restated Note 2)
Cash flows provided by (used in) investing activities
Cash acquired on purchase of IndieFlix	21,076	—	—
Cash disposed on sale of Majesco	—	(79,590)	—
Acquisition of equipment	—	(43,303)	—
Investment in content	(40,984)	—	—
Investment in intangibles	—	(3,340,426)	—
Proceeds on disposal of equity instruments	666,683	—	—
Loan receivable received	—	64,196	8,558
Interest received on loans	—	9,307	5,007
Advances for acquisitions	(2,182,694)	—	—
Restricted cash received	—	510,879	431,917
Purchase of restricted deposit certificates	(53,937)	(4,700)	(506,179)
Investing expenses of discontinued operations	—	—	(100,000)
Cash flows from (used in) investing activities	(1,589,856)	(2,883,637)	(160,697)

Cash flows provided by (used in) financing activities
Loan proceeds	—	1,143	612,215
Loan repayments	—	(585,388)	(104,197)
Loan repayments to related parties	—	—	(129,463)
Long-term debt proceeds	—	40,059	—
Long-term debt repayments	(37,343)	—	—
Interest paid on loans	(2,716)	—	(17,446)
Convertible debentures received	—	—	2,660,000
Lease payments	(10,298)	—	—
Shares and warrants issued for cash	6,915,230	4,000,002	—
Share issuance costs	(573,351)	(548,481)	—
Commitment to issue shares	—	440,501	78,750
Warrants exercised and issued for cash	2,613,993	1,472,000	277,010
Options exercised and issued for cash	19,000	136,438	—
Cash flows from (used in) financing activities	8,924,515	4,956,274	3,376,869
Effect of foreign exchange on cash	27	(7,045)	43,143
Change in cash during the year	3,761,712	(2,908,273)	198,735
Cash, beginning of year	543,749	3,452,022	3,253,287
Cash, end of year	4,305,461	543,749	3,452,022

Supplemental cash-flow disclosure
Interest received	—	12,067	5,007
Interest paid	2,569	304,924	17,446

Supplemental disclosure with respect to cash flows (Note 28)

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

	Shares	Amount	Commitment to Issue Shares	Reserves	Deficit	Non-controlling interest	Total
		$	$	$	$	$	$
Balance, November 30, 2018 (restated Note 2)	4,010,108	13,834,828	10,000	564,960	(8,277,891)	1,444,288	7,576,185
Shares issued to settle debt	159,873	478,091	—	—	—	—	478,091
Units issued for convertible debentures	1,000,167	1,542,229	—	(185,122)	—	—	1,357,107
Residual value of warrants issued for convertible debentures	—	(23,193)	—	23,193	—	—	—
Shares issued for services	17,222	55,514	—	—	—	—	55,514
Commitment to issue shares	—	—	103,750	—	—	—	103,750
Warrants exercised for cash	158,291	277,010	—	—	—	—	277,010
Subscriptions reclassified to payables	—	—	(10,000)	—	—	—	(10,000)
Share-based compensation	—	—	—	891,099	—	—	891,099
Convertible debenture - equity portion	—	—	—	330,395	—	—	330,395
Loss for the year	—	—	—	—	(5,706,759)	(33,049)	(5,739,808)
Balance, November 30, 2019 (restated Note 2)	5,345,661	16,164,479	103,750	1,624,525	(13,984,650)	1,411,239	5,319,343
Units issued for cash	2,666,672	3,648,224	—	—	—	—	3,648,224
Shares issued to settle debt	107,228	243,306	—	—	—	—	243,306
Units issued for convertible debentures and related interest	527,402	795,891	—	(95,306)	—	—	700,585
Shares issued for services	125,675	209,910	(25,000)	—	—	—	184,910
Shares issued for restricted share units	250,001	367,501	—	(367,501)	—	—	—
Share issuance costs	—	(801,457)	—	—	—	—	(801,457)
Commitment to issue shares	—	—	440,501	—	—	—	440,501
Warrants exercised for cash	1,066,282	1,570,990	(78,750)	(20,240)	—	—	1,472,000
Warrants issued for share issue costs	—	—	—	252,976	—	—	252,976
Options exercised for cash	53,505	236,519	—	(100,081)	—	—	136,438
Subscriptions reclassified to payables	—	—	—	—	—	—	—
Share-based compensation	—	—	—	1,447,476	—	—	1,447,476
Loss for the year	—	—	—	—	(4,698,146)	(1,411,239)	(6,109,385)
Balance, November 30, 2020 (restated Note 2)	10,142,426	22,435,363	440,501	2,741,849	(18,682,796)	—	6,934,917

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

	Shares	Amount	Commitment to Issue Shares	Reserves	Deficit	Non-controlling interes	Total
		$	$	$	$	$	$
Balance, November 30, 2020 (restated Note 2)	10,142,426	22,435,363	440,501	2,741,849	(18,682,796)	—	6,934,917
Shares issued pursuant to acquisition of IndieFlix	499,996	799,994	—	—	—	—	799,994
Shares issued for cash	2,228,410	6,915,230	—	—	—	—	6,915,230
Shares issued to settle debt	257,878	561,403	—	—	—	—	561,403
Units issued for convertible debentures and related interest	270,000	454,967	—	(49,967)	—	—	405,000
Shares issued for services	17,907	46,948	—	—	—	—	46,948
Shares issued for restricted share units	487,502	721,502	—	(721,502)	—	—	—
Shares issued for cashless warrant exercise	121,319	423,503	—	—	—	—	423,503
Share issuance costs	—	(573,351)	—	—	—	—	(573,351)
Warrants exercised for cash	1,787,251	3,278,800	(440,501)	(224,306)	—	—	2,613,993
Options exercised for cash	10,000	38,561	—	(19,561)	—	—	19,000
Share-based compensation	—	—	—	1,674,322	—	—	1,674,322
Loss for the year	—	—	—	—	(12,779,371)	—	(12,779,371)
Balance, November 30, 2021	15,822,689	35,102,920	—	3,400,835	(31,462,167)	—	7,041,588

The accompanying notes are an integral part of these consolidated financial statements.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

1.    NATURE AND CONTINUANCE OF OPERATIONS

Liquid Media Group Ltd. (“Liquid” or the “Company”) is a business solutions company empowering independent film and TV content creators to package, finance, deliver and monetize their professional video intellectual property globally. The head office of the Company is 67 East 5th Avenue, Vancouver, BC, V5T 1G7 and the registered records office of the Company is Suite 400, 725 Granville Street, PO Box 10325, Vancouver, BC, V7Y 1G5. The Company’s common shares are listed on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

On September 22, 2021, the Company acquired 100% of the shares of IndieFlix Group, Inc. (“IndieFlix”). IndieFlix is a Delaware corporation that has a global ‘edutainment’ streaming service that creates, promotes, and supports social impact films. (Note 3).

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at November 30, 2021, the Company has generated losses since inception and has an accumulated deficit of $31,462,167. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management has estimated that it does not have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern within one year of the approval of these financial statements. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

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

Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for certain financial assets and liabilities, including derivative instruments that are measured at fair value. The consolidated financial statements are presented in United States dollars unless otherwise noted.

As at November 30, 2021, the Company changed its accounting policy to present its results in United States dollars instead of Canadian dollars as done previously. This accounting change has been applied retrospectively in preparing these financial statements; as such, all comparative figures have been restated to reflect this change.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

	Incorporation	Percentage owned
		2021	2020	2019
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	100%	100%	100%
Companies owned by Liquid Canada:
Majesco Entertainment Company (“Majesco)	USA	0%	0%	51%
Liquid Media Production Funding Ltd. (“Liquid Production Funding”)	Canada	100%	0%	0%
Liquid Media Group (US) Inc. (“Liquid US”)	USA	100%	0%	0%
Liquid Media Merger Sub 2, Inc. (“Liquid Merger Sub 2”)	USA	100%	0%	0%
Liquid Media Merger Sub 3, Inc. (“Liquid Merger Sub 3”)	USA	100%	0%	0%
IndieFlix Group, Inc. (“IndieFlix”)	USA	100%	0%	0%
Companies controlled by IndieFlix:
RACE, LLC	USA	100%	0%	0%

On January 9, 2018, Liquid Canada acquired 51% of the shares of Majesco, a Nevada corporation. Majesco is a provider of video game products primarily for the mass-market consumer. The Company deconsolidated Majesco as of August 31, 2020 as control was lost (Note 22).

On August 13, 2021 the Company incorporated Liquid US. On October 20, 2021 the Company incorporated Liquid Merger Sub 2 and Liquid Merger Sub 3. On November 30, 2021, the Company incorporated Liquid Production Funding.

On August 27, 2021, the Company incorporated Liquid Media Merger Sub, Inc. which was amalgamated with IndieFlix on September 22, 2021 (Note 3).

On September 22, 2021, the Company acquired 100% of the shares of IndieFlix, a Delaware corporation (Note 3).

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates. Significant estimates and judgements made by management in the preparation of these consolidated financial statements are outlined below.

Uncertainty of COVID-19 pandemic

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, initially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our services and solutions and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time which is beneficial to the Company’s operations. As countries continue to re-open from the pandemic, it is possible that screen time will decrease which may adversely affect the Company; however, it also leads to an increase in film and TV content being produced as film and TV producers are able to travel and continue operations leading to an increase in content available for the Company to package, finance, deliver, and monetize. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

Functional currency

The functional currency of the Company and its subsidiaries is the United States dollar; however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change.

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company’s control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. The Company had considered its ownership position in Waterproof Studios Inc. (“Waterproof”) and determined it did not have the ability to influence the key operating activities of the entity. Accordingly, the Company accounted for its investment under fair value through profit or loss (Note 10) up to the disposal date of October 18, 2021. The Company has also assessed that control of Majesco was lost as of August 31, 2020 (Note 22).

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Use of estimates (continued)

Determination of Cash Generating Units (“CGUs”)

CGUs are the lowest level within an entity at which goodwill is monitored for internal management purposes which is not higher than an operating segment. The Company has assessed that each acquired entity is a separate CGU.

Valuation of share-based compensation and derivatives

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments, excluding contingent consideration. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of contingent consideration

The Company uses a probability scenario based approached for valuation of share-based contingent consideration. Under the probability scenario based approach, management calculates the probability that the contingent shares will be issued under a low case, base case, and high case scenario. Changes in the probabilities can materially affect the fair value estimate and the Company’s earnings and equity reserves.

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

Estimation of expected credit loss

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

Valuation of right-of-use asset and lease liability

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include: determining the contract term and determining the interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and all of its entities is the USD. The functional currency of Waterproof was the Canadian dollar (“CAD”). The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

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

For the years presented, the Company did not record an expected credit loss on its accounts receivable; however, an accumulated expected credit loss was recorded on its loans receivable as at November 30, 2021 and 2020.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Financial instruments (continued)

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) amortized cost. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, loans payable, and long-term debt are classified as amortized cost liabilities and carried on the statement of financial position at amortized cost. Derivative liability is measured at FVTPL.

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

Investment in content

Investment in content is accounted for as an intangible asset and represents the unamortized costs of programs that have been acquired, developed, produced and/or distributed by the Company. Investment in content is classified into the following three categories: content in production, released content, and acquired content. For content in production and released content, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods and net of equity investment by third parties that acquire participation rights. For acquired content, capitalized costs consist of minimum guarantee payments paid to the producer to acquire distribution rights.

Development costs represent expenditures made on content prior to production which are expensed when incurred.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Investment in content (continued)

The valuation of investment in content, including acquired rights, is reviewed quarterly and any portion of the unamortized amount that appears not to be recoverable from future net revenues is recognized as accelerated amortization within direct operating expenses during the period the loss becomes evident.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Assets under construction are not depreciated until available for their intended use.

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment	30%
Vehicles	30%

Intangible assets

The Company has intangible assets from acquisitions and development of gaming content and films. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues (years)	15
Platform coding (years)	3
Brands	indefinite
Distribution libraries (years)	10

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

Development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•	the development costs can be measured reliably;
•	the project is technically and commercially feasible;
•	the Company intends to and has sufficient resources to complete the project;
•	the Company has the ability to use or sell the asset, and
•	the asset will generate probable future economic benefits.

Intangible assets being developed are amortized once development is complete.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Intangible assets (continued)

Video game catalogues

The video game catalogues are made up of a diverse variety of games, ranging in age and popularity. The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represented management’s view of the expected period over which the Company expected to receive benefits from the acquired gaming content packaged as catalogues.

Platform coding

The platform coding acquired by the Company is currently under development and is not yet subject to amortization.

Brand

Through the acquisition of Majesco, the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life. The brand was written off during the year ended November 30, 2020 when the Company disposed of its investment in Majesco.

Distribution libraries

Through the acquisition of IndieFlix, the Company acquired distribution libraries. These assets are carried at cost, including amounts of purchase price allocations upon acquisitions. The useful life of 10 years represents management’s view of the expected period over which the Company expects benefits from the acquired distribution libraries.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Leases (continued)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

Goodwill

Goodwill is deemed to have an indefinite life and is not amortized but is subject to, at a minimum, annual impairment tests. The Company assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Impairment is tested at the CGU level by comparing the fair value of a CGU with its carrying amount including goodwill. If the carrying amount of the CGU exceeds its fair value, goodwill of the CGU is considered impaired and the second step of the test is performed to determine the amount of impairment loss, if any.

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Impairment of non-financial assets (continued)

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

Discontinued operations

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

•	represents a separate majour line of business or geographic area of operations;
•	is part of a single coordinated plan to dispose of a separate majour line of business or geographic area of operations; or
•	is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of comprehensive loss is re-presented as if the operation had been discontinued from the start of the comparative year.

Derivative liability

Share purchase warrants outstanding during the year ended November 30, 2019 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria. Additionally, the contingent consideration due from the acquisition of IndieFlix (Note 3) during the year ended November 30, 2021 also did not meet the “fixed-for-fixed” criteria because the number of common shares of the Company to be issued varies depending on the revenue to be achieved by IndieFlix over the term of the agreement. As a result, the Company was required to separately account for the warrants and the contingent consideration as derivative instrument liabilities recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to loss. Changes in fair value are recognized as gain/loss on derivative liability until the warrants are exercised or expire and the common shares issued under the contingent consideration obligation have been fully settled.

Convertible debentures

The Company’s convertible debenture was classified as a liability, less the portion relating to the conversion feature which is classified as a component of equity. As a result, the recorded liability to repay the convertible notes was lower than its face value. The liability was initially recorded at fair value and subsequently at amortized cost using the effective interest rate method; the liability was accreted to the face value over the term of the convertible debenture.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

2.    Significant Accounting Policies (continued)

Share-based compensation (continued)

The Company may grant Restricted Share Units (RSUs) to directors, officers, employees, and consultants. The fair value of the RSUs are estimated using the value on the grant date and are recognized as an expense over the vesting period. As the RSUs are redeemed and common shares are issued, the amount previously recognized in reserves is recorded as an increase to share capital.

Revenue recognition

Revenue is recognized when the performance obligations have been achieved and the goods or services have been transferred to the customer, which are normally:

•	persuasive evidence of a contractual arrangement exists;
•	the program is complete;
•	the contractual delivery arrangements have been satisfied;
•	the customer has access to the licensed content and has the contractual right to broadcast or stream the content;
•	the fee is fixed or determinable;
•	collection of the fee is reasonably assured; and
•	the costs incurred or to be incurred in respect of the contractual arrangement can be measured reliably.

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

Streaming services

Revenue from streaming services are recognized as revenue when the services have been provided and control of the deliverable has been transferred to the customer. The streaming services allows independent film makers to monetize their films on the Company’s streaming platforms. For a portion of the streaming services, the Company earns a percentage of the sales charged by the filmmakers which is collected by third party payments providers. The Company reports revenues related to these sales net of the fees paid to the filmmakers and payment providers.

Subscription fees

Revenue from streaming subscription fees are recognized as revenue when the services have been provided and control of the deliverable has been transferred to the customer. Revenue collected prior to it being earned is recorded as deferred revenue and recognized over the term of the subscription.

Film distribution fees

Revenue from film distribution fees are recognized as revenue when the films have been provided and control of the deliverable has been transferred to the customer. Revenue collected prior to it being earned is recorded as deferred revenue and recognized when the film title has been delivered or activated.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

3.     ACQUISITION OF INDIEFLIX GROUP, INC.

On September 22, 2021, the Company acquired 100% of the issued and outstanding shares of IndieFlix in accordance with an Agreement and Plan of Merger (“IndieFlix Agreement”) and, in connection with the merger, former noteholders of IndieFlix agreed to extinguish IndieFlix debt in exchange for common shares of the Company. As consideration for the extinguishment of debt, the Company issued 499,996 common shares at closing and may issue up to 2,000,000 in additional common shares of the Company to the former noteholders of IndieFlix upon IndieFlix achieving total cumulative revenue of $64,868,466 before the seventh anniversary of the closing date as follows (“IndieFlix Transaction”):

•	500,000 common shares upon IndieFlix achieving revenue of $4,521,630 (“IndieFlix First Milepost”);
•	500,000 common shares upon IndieFlix achieving revenue of $13,766,432 (“IndieFlix Second Milepost”);
•	500,000 common shares upon IndieFlix achieving revenue of $31,496,648 (“IndieFlix Third Milepost”); and
•	500,000, or such lesser number based on a pro rata amount of IndieFlix’s revenue recognized relative to the IndieFlix Fourth Milepost, common shares upon IndieFlix achieving revenue of $64,868,466 (“Fourth Milepost”).

Upon closing of the IndieFlix Agreement, Liquid Merger Sub was amalgamated with IndieFlix with the surviving entity retaining the name IndieFlix Group, Inc.

In connection with the IndieFlix Transaction, on May 10, 2021, the Company entered into a non-revolving credit facility with IndieFlix for $499,880 which was advanced as follows: (1) $102,852 upon the date of the promissory note (advanced May 10, 2021); (2) $173,043 on the first month anniversary (advanced June 10, 2021); and (3) $223,985 on the second month anniversary (advanced July 9, 2021). The promissory note bore interest at 6% per annum, was due on the earlier of December 31, 2021 or the closing of the IndieFlix Transaction, and was secured by a general security agreement over certain assets. As the note was considered an advance on acquisition, the Company re-assumed the advance on the closing of the IndieFlix Transaction on September 22, 2021.

On September 22, 2021, the 2,000,000 common shares to be issued (“IndieFlix Contingent Consideration”) was valued to be $1,648,000. On November 30, 2021, the IndieFlix Contingent Consideration was revalued to $1,277,200 resulting in a gain on derivative liability of $370,800. The IndieFlix Contingent Consideration was calculated by multiplying the closing share price of the Company’s shares on the date of acquisition by the following weighted average expected number of shares to vest calculated using a probability scenario based approach:

	November 30, 2021	September 22, 2021
Weighted average expected number of shares to vest
Low Case	150,000	150,000
Base Case	600,000	600,000
High Case	280,000	280,000
Expected number of shares to vest	1,030,000	1,030,000
Liquid share price	$1.24	$1.60

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

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

3.     ACQUISITION OF INDIEFLIX GROUP, INC. (continued)

Total
$
Consideration:
Common shares	799,994
IndieFlix Contingent Consideration	1,648,000
Total unadjusted purchase price	2,447,994
Cash acquired	(21,076)
Total purchase price, net of cash acquired	2,426,918

Allocated as follows:
Accounts receivable	188,278
Inventory	105
Prepaids	8,335
Right-of-use asset	144,702
Accounts payable	(606,560)
Deferred revenue	(251,435)
Lease liability	(144,702)
Loans payable	(508,255)
Long-term debt	(156,625)
Intangible assets – distribution libraries	3,695,673
Goodwill	833,493
Deferred income taxes	(776,091)
Total	2,426,918

The purchase price allocation for the IndieFlix Transaction reflects various fair value estimates and analyses, which are subject to change within the respective measurement periods. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at each acquisition date during the measurement periods. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements, and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

The Company determined the estimated fair value of the acquired working capital, and identifiable intangible assets and goodwill after review and consideration of relevant information including discounted cash flow analyses, market data and management’s estimates.

For leases acquired, the Company measured the lease liability at the present value of the remaining lease payments, as if the acquired lease were a new lease at the acquisition date. The Company measured the right-of-use asset at the same amount as the lease liability, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms.

IndieFlix’s distribution libraries represent identifiable intangible assets acquired in the amounts of $3,695,673, which was determined to have a finite useful life of 10 years.

The fair value of the acquired assets and liabilities are provisional pending receipt of the final valuations for those assets and liabilities.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

4.     RECEIVABLES

	2021	2020
	$	$
Accounts receivable	512,041	7,991
Sales tax receivable	266,464	175,624
Receivables	778,505	183,615

5.     PREPAIDS

As at November 30, 2021, prepaids includes $nil (2020 - $285,714) for a marketing campaign that is being expensed over the term of the campaign.

6.     LOANS RECEIVABLE

Current amounts

Loans receivable are classified as current when management has determined that there is reasonable assurance they will receive payment on these loans within the next twelve months. As at November 30, 2021, the current loans receivable including accrued interest are as follows:

Waterproof
$
Balance, November 30, 2019	71,399
Accrued interest income	316
Repayments received	(71,715)
Balance, November 30, 2020 and 2021	—

Waterproof Studios Inc.

During fiscal 2016, the Company entered into a revolving credit facility agreement with Waterproof and advanced CAD$100,000 to Waterproof. The revolving credit facility was unsecured, bore interest at 8% per annum and was due on July 21, 2017. If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate. Interest was payable on the first business day of each month. The Company received $71,715 (CAD$95,298) in December 2019 as full and final payment of the loan. During the year ended November 30, 2020, the Company recorded interest of $316 in relation to this loan.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

6.     LOANS RECEIVABLE (continued)

Long-term amounts

Loans receivable are classified as long-term when management has determined that they will not be receiving payment on these loans within the next twelve months. As at November 30, 2021, the long-term loans receivable including accrued interest are as follows:

	Participant Games	Installment Entertainment	Total
	$	$	$
Balance November 30, 2019	87,262	88,700	175,962
Accrued interest income	27,837	17,685	45,522
Expected credit loss	(66,001)	(76,158)	(142,159)
Net exchange differences	2,833	2,765	5,598
Balance November 30, 2020	51,931	32,992	84,923
Accrued interest income	7,912	5,027	12,939
Expected credit loss	(61,814)	(39,271)	(101,085)
Net exchange differences	1,971	1,252	3,223
Balance, November 30, 2021	—	—	—

Participant Games

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of CAD$150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018. As at November 30, 2021, the Company has accrued interest receivable of $127,114 (2020 - $92,030) and has recorded an allowance for credit loss of $244,369 (2020 - $155,794), on a cumulative basis, as the note remains unpaid.

Instalment Entertainment

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of CAD$100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018. The loan was convertible into shares, at any time prior to April 21, 2018. As at November 30, 2021, the Company has accrued interest receivable of $77,077 (2020 - $54,838) and has recorded an allowance for credit loss of $155,247 (2020 - $98,976), on a cumulative basis, as the note remains unpaid.

7.     RESTRICTED CASH

As at November 30, 2021, the Company had two Guaranteed Investment Certificates (“GICs”) totaling $53,937 (2020 - $nil ; 2019 - $nil ) which earn interest at 0.45% and 0.10% per annum and renew annually on September 28 and July 8, respectively. The GICs have been assigned as security to the Royal Bank of Canada.

As at November 30, 2021, the Company had a $nil (2020 - $nil; 2019 - $506,179) deposit certificate which earned interest at 0.35% per annum and matured and renewed monthly. The deposit certificate was assigned as security to City National Bank for a revolving bank loan (Note 18).

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

8.     LICENSES

Four licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $3,756,360. During the three months ended February 29, 2020, the Company wrote-off one license with an unamortized balance of $250,581. During the year ended November 30, 2020, the Company acquired one additional license for $15,426. During the year ended November 30, 2021, the Company wrote-off the remaining three licenses which had an unamortized balance of $705,555 as there was no expected future use and the recoverable amount was considered to be nominal.

During the year ended November 30, 2021, amortization, included in cost of sales, amounted to $213,015 (2020 - $444,519; 2019 – $1,367,318).

The following table is a reconciliation of the licenses:

	2021	2020
	$	$
Balance, beginning of year	705,555	1,385,229
Additions	—	15,180
Amortization	(213,015)	(444,519)
Write-offs	(492,751)	(250,581)
Net exchange differences	211	246
Balance, end of year	—	705,555

9.     INVESTMENT IN ASSOCIATES

Waterproof

On April 15, 2015, the Company acquired a 49% interest in Waterproof by paying $386,179 (CAD$475,000) and issuing 100,000 common shares with a fair value of $101,627. The Company also issued 40,000 common shares as a finder’s fee with a fair value of $46,650 (CAD$50,000) during the year ended November 30, 2015.

The Company owns 49% of Waterproof and previously held significant influence over the investment causing the Company to account for its investment using the equity method. As at March 1, 2019, the Company no longer had the ability to exert significant influence over Waterproof’s operating activities due to ongoing disputes, therefore causing the Company to reclassify the investment as FVTPL (Note 10).

The following table is a reconciliation of the investment in Waterproof as an equity investment:

	2021	2020	2019
	$	$	$
Balance, beginning of year	—	—	298,938
Share of profit (loss) of equity investment	—	—	147,049
Derecognition to investment in equity instruments (Note 10)	—	—	(445,987)

Balance, end of year	—	—	—

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

10.  INVESTMENT IN EQUITY INSTRUMENTS

Until February 28, 2019, the Company accounted for the investment in Waterproof using the equity method of accounting resulting in a carrying value of $445,987. At March 1, 2019, however, the Company no longer exerted significant influence over Waterproof’s operating activities resulting in the investment being reclassified as FVTPL.

The fair value as at March 1, 2019 was determined to be $1,252,525 resulting in a gain of $806,538 on derecognition from the equity accounting carrying value.

On October 18, 2021, the Company settled a lawsuit with the other shareholders of Waterproof whereby the Company transferred its 49% interest in Waterproof to the other shareholders for $666,683 (CAD$825,000) resulting in the Company recording a loss on disposal of investment of $3,438,560 (Note 29).

As at October 18, 2021, the value of Waterproof’s common shares was estimated to be $4,105,243 (November 30, 2020 - $2,966,110) resulting in an unrealized gain on equity instruments of $1,139,133 (November 30, 2020 - $1,798,739; November 30, 2019 - $721,384).

The following table is a reconciliation of the investment in Waterproof:

	2021	2020
	$	$
Balance, beginning of year	2,966,110	1,167,371
Change in fair value	1,139,133	1,798,739
Disposal of investment	(4,105,243)	—
Balance, end of year	—	2,966,110

11.  INVESTMENT IN CONTENT

As at November 30, 2021, the investment in content represents the unamortized costs of film content in production.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

12.  EQUIPMENT

	Computer Equipment	Vehicles	Total
	$	$	$
Cost
At November 30, 2019	93,962	—	93,962
Additions	—	43,303	43,303
At November 30, 2020	93,962	43,303	137,265
Disposals	(93,962)	—	(93,962)
At November 30, 2021	—	43,303	43,303

Depreciation:
At November 30, 2019	1,175	—	1,175
Additions	27,836	—	27,836
At November 30, 2020	29,011	—	29,011
Additions	19,485	12,991	32,476
Disposals	(48,496)	—	(48,496)
At November 30, 2021	—	12,991	12,991

Net book value:
At November 30, 2020	64,951	43,303	108,254
At November 30, 2021	—	30,312	30,312

No depreciation was taken on the vehicle during the year ended November 30, 2020 as it was purchased at the end of the fiscal year and not available for use. In December 2021, the Company disposed of the vehicle to the former CFO of the Company.

During the year ended November 30, 2021, the Company disposed of its computer equipment for no proceeds resulting in a loss on disposal of equipment of $45,466.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

13.  INTANGIBLE ASSETS

	Video Game Catalogues	Platform Codin	g	Brands	Distribution Libraries	Total
	$	$		$	$	$
Cost:
At November 30, 2019	1,290,960	—		83,000	—	1,373,960
Additions - paid or accrued	—	3,325,000		—	—	3,325,000
Write-offs	(160,000)	—		(83,000)	—	(243,000)
At November 30, 2020	1,130,960	3,325,000		—	—	4,455,960
Additions – acquisition of IndieFlix (Note 3)	—	—		—	3,695,673	3,695,673
Impairments	(890,445)	(3,324,000)		—	—	(4,214,445)
At November 30, 2021	240,515	1,000		—	3,695,673	3,937,188

Amortization:
At November 30, 2019	88,721	—		—	—	88,721
Additions	75,397	—		—	—	75,397
At November 30, 2020	164,118	—		—	—	164,118
Additions	75,397	—		—	61,595	136,992
At November 30, 2021	239,515	—		—	61,595	301,110

Net book value:
At November 30, 2020	966,842	3,325,000		—	—	4,291,842
At November 30, 2021	1,000	1,000		—	3,634,078	3,636,078

Brands pertained to Majesco Entertainment which were disposed of at August 31, 2020 (Note 22).

During the year ended November 30, 2020, the Company acquired platform coding for a cash payment of $3,325,000 (CAD$4,464,885) which is currently under development and not yet subject to amortization.

During the year ended November 30, 2021, the Company acquired distribution libraries valued at $3,695,673 on the acquisition of IndieFlix (Note 3).

During the year ended November 30, 2021, the Company determined that the video game catalogues and platform coding should be impaired resulting in the Company recognizing an impairment of intangible assets of $4,214,445.

Amortization of the distribution libraries is included in cost of sales.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

14.  RIGHT-OF-USE- ASSET AND LEASE LIABILITY

Right-of-Use Asset

Office Space
$
Cost:
At November 30, 2020	—
Additions - acquisition of IndieFlix (Note 3)	144,702
At November 30, 2021	144,702

Amortization:
At November 30, 2020	—
Additions	10,718
At November 30, 2021	10,718

Net book value:
At November 30, 2021	—
At November 30, 2021	133,984

Amortization of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Lease Liability

2021
$
Balance, beginning of year	—
Additions (Note 3)	144,702
Lease payments	(10,298)
Interest expense	771
135,175
Less: current portion	(61,703)
Balance, end of year	73,472

The lease liability was discounted at a discount rate of 3.25%.

The minimum lease payments in respect of the lease liability and the effect of discounting are as follows:

2021
$
Undiscounted minimum lease payments:	-
December 1, 2021 – November 30, 2022	65,187
December 1, 2022 – November 30, 2023	69,093
December 1, 2023 – November 30, 2024	5,785
Total	140,065
Effect of discounting	(4,890)
Total present value of lease liabilities	135,175
Less: current portion	(61,703)
Balance, end of year	73,472

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

15.  GOODWILL

Goodwill of $833,493 was acquired during the year ended November 30, 2021 pursuant to the acquisition of IndieFlix (Note 3).

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. At November 30, 2021, the Company performed its impairment review of goodwill by comparing each cost center’s fair value to the net book value including goodwill. The Company has determined that it has one cost center: IndieFlix. The fair value of the cost center was determined by management based on a valuation using the income approach. The income approach uses future projections of cash flows from the cost center and includes, among other estimates, projections of future revenue and operating expenses, market supply and demand, projected capital spending and an assumption of the weighted average cost of capital. Management’s evaluation of fair values includes analysis based on the future cash flows generated by the underlying assets, estimated trends and other relevant determinants of fair value for these assets. Management has determined that no events have occurred subsequent to the date of the assessment that would require a further impairment review of goodwill.

16.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2021	2020
	$	$
Accounts payable	1,625,418	1,019,959
Accrued liabilities	242,601	119,519
Wages payable	102,079	—
Payroll taxes payable	31,634	10,340
Accounts payable and accrued liabilities	2,001,732	1,149,818

During the year ended November 30, 2021, the Company issued 42,878 (2020 – 100,317; 2019 – 159,873) common shares valued at $81,953 (2020 - $255,742; 2019 – $478,091) to settle accounts payable of $82,851 (2020 - $225,516; 2019 - $532,716) resulting in a gain of $898 (2020 – $30,696; 2019 - $74,168) which is included in gain (loss) on settlement of debt. Additionally, the Company wrote off aged accounts payable of $199,545.

During the year ended November 30, 2021, the Company transferred 215,000 treasury shares to a creditor as full and final payment of a Forbearance Agreement which included the settlement of $18,481 of interest included in accounts payable (Notes 18 and 21).

17.  DEFERRED REVENUE

A summary of the deferred revenue is as follows:

2021
$
Film distribution	179,196
Streaming subscriptions	4,798
183,994

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

18.  LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Third party	Credit Facility	Bank Loan	Total
	$	$	$	$
Balance, November 30, 2019	18,813	564,375	498,857	1,082,045
Advance	—	—	1,143	1,143
Repayment - cash	—	(85,388)	(500,000)	(585,388)
Repayment - shares	(17,790)	—	—	(17,790)
Net exchange differences	(1,023)	14,100	—	13,077
Balance, November 30, 2020	—	493,087	—	493,087
Repayment - shares	—	(498,329)	—	(498,329)
Net exchange differences	—	5,242	—	5,242
Balance, November 30, 2021	—	—	—	—

Third party loans

Third party loans included loans secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 14.4% per annum. As at November 30, 2019, the amount outstanding was due on demand and incurred interest of 14.4% per annum. During the year ended November 30, 2020, the Company issued 6,911 common shares valued at $18,037 to settle the $17,790 loan outstanding resulting in a loss of $247.

Credit facility

In fiscal 2016 a CAD$2,500,000 Credit facility was secured by assets of the Company under a general security agreement with a due date of November 30, 2018 and an interest rate of 14.4% per annum. A fee of CAD$60,000 was settled through the issuance of shares during the year ended November 30, 2017. The Company repaid CAD$1,750,000 of principal and CAD$147,945 of interest during the year ended November 30, 2017.

In June 2018, a new lender acquired the remaining $563,850 (CAD$750,000) loan and under new terms, the loan was due on August 20, 2018. The new lender obtained a Limited Power of Attorney over the Company’s 49% interest in Waterproof (“Waterproof POA”). In December 2018, the lender registered a general security agreement over all the Company’s current and future assets.

In November 2019, the new lender signed a Forebearance Agreement which extended the maturity date of the loan to November 30, 2020 and required the Company to make quarterly payments of CAD$250,000 commencing on March 31, 2020 until the principal and interest on the loan have been paid in full. In accordance with the Forbearance Agreement, the Company issued 215,000 treasury shares of the Company as security for the loan which will be transferred to the lender upon any default of the loan. Additionally, the new lender released the Waterproof POA and amended their general security agreement to exclude the Company’s investment in Waterproof. In March 2020, the new lender provided an extension allowing the delay of the quarterly payments to commence June 30, 2020.

During the year ended November 30, 2020, the Company repaid a further $385,650 (CAD$500,000) for this loan of which $85,388 (CAD$110,707) was applied to the principal and $300,262 (CAD$389,293) was applied to the outstanding interest. As at November 30, 2020, interest of $5,447 remained outstanding and was included in accounts payable and accrued liabilities.

In February 2021, the new lender agreed to accept the 215,000 treasury shares held as security as full and final payment of the Forbearance Agreement (Note 21). Accordingly, the transfer of the 215,000 treasury shares resulted in a gain on debt settlement of $37,359 as the treasury shares were valued at $479,450 on the date of issuance to settle the outstanding principal of $498,329 and interest of $18,481.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

18.  LOANS PAYABLE (continued)

Bank loan

In May 2019, the Company entered into a revolving note for $500,000 with City National Bank which bore interest at 2.35% per annum and was secured by a deposit certificate of $500,000 (Note 7). As at November 30, 2020, the Company had repaid this loan in full.

19.  CONVERTIBLE DEBENTURES

	Liability component	Equity component	Total
	$	$	$
Balance, November 30, 2019	1,044,772	145,273	1,190,045
Interest expense and accretion	63,427	—	63,427
Conversion of convertible debentures	(681,980)	(95,306)	(777,286)
Reallocation of interest to accounts payable	(16,259)	—	(16,259)
Balance, November 30, 2020	409,960	49,967	459,927
Interest expense and accretion	8,427	—	8,427
Conversion of convertible debentures	(401,677)	(49,967)	(451,644)
Reallocation of interest to accounts payable	(16,710)	—	(16,710)
Balance, November 30, 2021	—	—	—

On February 28, 2019, the Company closed its private placement offering of unsecured convertible debentures raising $2,678,000. Each debenture matured two years from closing, bore interest at 2% per annum, and was convertible into units at a price of $1.50 per unit. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for $1.75 up to February 28, 2021. In January 2021, the Company agreed to extend the maturity date and associated warrant expiry date for one debenture holder by one year.

For accounting purposes, the convertible debentures are separated into their liability and equity components by first valuing the liability component. The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the convertible debentures assuming a 12% discount rate, which was the estimated rate for a similar debenture without a conversion feature. The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the convertible debentures at the time of issuance. As the Company has excess tax assets to offset the deferred tax liability, which was created from the book to tax difference in value of the convertible debentures, the deferred tax liability was reversed, resulting in a deferred tax recovery of $122,201 during the year ended November 30, 2019.

During the year ended November 30, 2021, debentures of $401,677 (2020 - $681,980; 2019 - $1,133,761) were converted into 270,000 (2020 – 527,402; 2019 – 1,000,167) units of the Company of which $nil (2020 - $nil; 2019 – $23,193) was allocated to reserves relating to the value of the warrants issued. As a result, the Company transferred $49,967 (2020 - $95,306; 2019 – $185,122) from reserves to share capital representing the proportionate balance of the equity component.

Interest and accretion expense for the year ended November 30, 2021 was $8,427 (2020 - $63,427; 2019 - $158,736).

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

20.  LONG-TERM DEBT

	Third party	SBA Loan	Third party
	$		$
Balance, November 30, 2019	—	—	—
Advances	40,059	—	40,059
Balance, November 30, 2020 (current and long-term)	40,059	—	40,059
Acquired on acquisition of IndieFlix (Note 3)	—	156,625	156,625
Payments	(42,775)	—	(42,775)
Interest expense and accretion	2,716	1,640	4,356
Balance, November 30, 2021	—	158,265	158,265
Current portion	—	—	—
Long-term portion	—	158,265	158,265

Third party

During the year ended November 30, 2020, the Company entered into a Conditional Sales Contract for the purchase of a vehicle. The agreement bears interest of 6.99%, requires 60 monthly payments of CAD$1,028, and was secured by a vehicle with a net book value of $30,312 (November 30, 2020 - $43,303) (Note 12). As at November 30, 2020, $6,935 of the loan was presented as current.

SBA loan

In June 2020, IndieFlix obtained a $150,000 U.S. Small Business Administration (“SBA”) loan which increased to $200,000 upon receiving a further $50,000 in July 2020. The SBA loan bears interest at 3.75% from the date of the advance and requires monthly payments of $1,023 commencing 24 months from the date of the first advance. The balance of principal and interest will be repayable over 30 years from the date of the first advance. The SBA loan is secured by a continuing security interest in all of IndieFlix’s current and future assets.

The loan is being accreting to its face value at an effective rate of 6.25% over the term of the loan.

On March 17, 2022, SBA provided an additional six month deferment for IndieFlix’s SBA Loan where the first payment has been deferred to 30 months from the date of the first advance from 24 months.

21.  SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue 100,000,000 common shares without par value.

The Company is authorized to issue the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000

20,000,000

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Issued share capital

Common shares

The Company had the following share issuances during the year ended November 30, 2021:

a)	On January 25, 2021, the Company issued 2,984 common shares valued at $6,953 to a consultant to settle $7,851 of outstanding accounts payable resulting in a gain of $898 which is included in gain on debt settlements (Note 16).

b)	On January 29, 2021, the Company issued 17,907 common shares valued at $46,948 to a consultant of the Company for advisory services provided to the Company.

c)	On February 12, 2021, the Company transferred 215,000 treasury shares valued at $479,450 to a creditor as full and final payment of a Forbearance Agreement (Note 18).

d)	On March 3, 2021, the Company issued 250,001 common shares valued at $372,376 in relation to the vesting of 250,001 restricted share units. As a result, the Company transferred $372,376 representing the fair value of the vested RSUs from reserves to share capital.

e)	On March 22, 2021, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 1,791,045 common shares of the Company at $3.35 per common share for total proceeds of $6,000,000. In connection with this offering, the Company paid legal fees of $69,095, agent fees of $470,000, and filing fees of $15,950.

f)	On June 9, 2021, the Company issued 39,894 common shares valued at $75,000 to a consultant for consulting services rendered during the year ended November 30, 2020 which was included in accounts payable (Note 16).

g)	On September 3, 2021, the Company issued 237,501 common shares valued at $349,127 in relation to the vesting of 237,501 restricted share units. As a result, the Company transferred $349,127 representing the fair value of the vested RSUs from reserves to share capital.

h)	On September 7, 2021 the Company closed a sale of common shares under its At-The-Market Agreement (“ATM Agreement”) through the issuance of 437,365 common shares at $2.09 per common share for gross proceeds of $915,230. The Company’s ATM Agreement allows the Company to distribute up to $6,051,342 of common shares of the Company.

i)	On September 22, 2021, the Company issued 499,996 common shares valued at $799,994 for the acquisition of 100% of the outstanding shares of IndieFlix (Note 3).

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

j)	During the year ended November 30, 2021, the Company issued the following for exercised stock options, warrants, and conversions:
•	issued 367,084 common shares for total proceeds of $440,501 in connection with the exercise of 367,084 share purchase warrants at $1.20 per warrant of which $440,501 was received during the year ended November 30, 2020.

•	issued 430,167 common shares for total proceeds of $752,793 in connection with the exercise of 430,167 share purchase warrants at $1.75 per warrant. As a result, the Company transferred $2,953 representing the fair value of the exercised warrants from reserves to share capital.

•	issued 990,000 common shares for total proceeds of $1,861,200 in connection with the exercise of 990,000 share purchase warrants at $1.88 per warrant. As a result, the Company transferred $221,353 representing the fair value of the exercised warrants from reserves to share capital.

•	issued 121,319 common shares valued at $423,503 in accordance with the exercise of 175,000 Cashless Warrants. As a result, the Company transferred $423,503 representing the fair value of the Cashless Warrants from derivative liabilities to share capital.

•	issued 270,000 units on the conversion of $405,000 worth of net convertible debentures. As a result, the Company transferred $49,966 from reserves to share capital representing the proportionate balance of the equity component. Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for $1.75 up to February 26, 2022 (Note 19).

•	issued 10,000 common shares for total proceeds to $19,000 in connection with the exercise of 10,000 stock options at $1.90 per option. As a result, the Company transferred $19,561 representing the fair value of the exercised options from reserves to share capital.

The Company had the following share issuances during the year ended November 30, 2020:

a)	On January 22, 2020, the Company issued 57,125 common shares valued at $112,537 to settle debt of $145,483 resulting in a gain of $32,946 which is included in gain on debt settlements.

b)	On January 22, 2020, the Company issued 11,764 common shares valued at $30,000 to a consultant of the Company for public relations services provided to the Company of which $25,000 of services were rendered during the year ended November 30, 2019 and was included in commitment to issue shares.

c)	On April 27, 2020, the Company issued 50,103 common shares valued at $130,769 to settle debt of $128,296 resulting in a loss of $2,473 which is included in gain on debt settlements.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

d)	On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at $1.50 per common share for total proceeds of $4,000,002. Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for $1.88 per common share with a maturity date of June 9, 2025 (“Cashless Warrants”). In connection with these offerings, the Company paid legal fees of $305,761, agent fees of $320,000, and issued 213,333 agent warrants with a value of $252,976 and an exercise price of $1.88 per common share with a maturity date of June 4, 2025 of which $77,280 related to the issuance of the Cashless Warrants and was expensed to professional fees.

e)	On July 29, 2020, the Company issued 29,536 common shares valued at $44,910 to a consultant of the Company for advisory services provided to the Company.

f)	On September 16, 2020, the Company issued 250,001 common shares valued at $367,501 in relation to the vesting of 250,001 restricted share units. As a result, the Company transferred $367,501 representing the fair value of the vested RSUs from reserves to share capital.

g)	On November 17, 2020, the Company issued 84,375 common shares valued at $135,000 to a consultant of the Company for services provided to the Company.

h)	During the year ended November 30, 2020, the Company issued the following for exercised stock options, warrants, and conversions:
•	issued 515,000 units on the conversion of $681,980 worth of net convertible debentures and 12,402 units on the conversion of $18,605 worth of interest on the convertible debentures. As a result, the Company transferred $95,306 from reserves to share capital representing the proportionate balance of the equity component. Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for $1.75 up to February 26, 2021.

•	issued 493,111 common shares for total proceeds of $862,944 in connection with the exercise of 493,111 share purchase warrants at $1.75 per warrant of which $78,750 was received during the year ended November 30, 2019. As a result, the Company transferred $20,240 representing the fair value of the exercised warrants from reserves to share capital.

•	issued 573,171 common shares for total proceeds of $687,805 in connection with the exercise of 573,171 share purchase warrants at $1.20 per warrant.

•	received $440,501 for the exercise of 367,084 share purchase warrants with an exercise price of $1.20 and an expiry date of August 30, 2020 which is included in commitment to issue shares. In December 2020, the shares were issued.

•	issued 53,505 common shares for total proceeds of $136,438 in connection with the exercise of 53,505 stock options at $2.55 per option. As a result, the Company transferred $100,081 representing the fair value of the exercised options from reserves to share capital.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

The Company had the following share issuances during the year ended November 30, 2019:

a)	On February 28, 2019, the Company issued 113,334 common shares valued at $296,935 to settle debt of $255,000 resulting in a loss of $41,935 which is included in loss on debt settlements.

b)	On April 30, 2019, the Company issued 46,539 common shares valued at $181,156 to settle debt of $148,923 resulting in a loss of $32,233 which is included in loss on debt settlements.

c)	On April 30, 2019, the Company issued 17,222 common shares valued at $55,514 to various consultants of the Company for consulting and public relations services provided to the Company.

d)	During the year ended November 30, 2019, the Company issued the following for exercised warrants and conversions:
•	issued 158,291 common shares for total proceeds of $277,010 in connection to the exercise of 158,291 share purchase warrants with an exercise price of $1.75 per warrant.

•	issued 1,000,167 units on the conversion of $1,357,107 worth of net convertible debentures (Note 19). As a result, the Company transferred $185,122 from reserves to share capital representing the proportionate balance of the unamortized equity component. Additionally, the Company allocated $23,193 to reserves representing the value of the warrants issued. Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for $1.75 up to February 26, 2021.

Preferred shares

As at November 30, 2021, 2020, and 2019 no preferred shares were issued and outstanding.

Treasury shares

On November 27, 2019, the Company issued 215,000 common shares into treasury as security against a loan in accordance with a Forbearance Agreement (Note 18). In February 2021, the Company transferred these shares to the lender as full and final payment of the Forbearance Agreement.

Profit (loss) per share

	Year ended November 30,
	2021	2020	2019
	$	$	$
Basic and diluted loss per share attributable to the Company from continuing operations	(0.94)	(0.51)	(1.33)
Basic and diluted loss per share attributable to the Company	(0.94)	(0.60)	(1.34)
Basic and diluted loss per share attributable to the non-controlling interest	—	(0.18)	(0.01)
Weighted average number of common shares outstanding	13,629,121	7,845,300	4,255,297

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Stock options

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

During the year ended November 30, 2019, the Company granted 461,500 stock options with a total fair value of $863,234 that vested immediately on grant.

During the year ended November 30, 2020, the Company granted 550,000 stock options with a total fair value of $753,467 that vested immediately on grant.

On January 1, 2021, the Company granted an officer of the Company 750,715 stock options with a total fair value of $861,681, an exercise price of $1.90, and a term of five years. The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023. During the year ended November 30, 2021, the Company recorded share-based compensation of $628,834 in relation to these options.

On January 14, 2021, the Company granted a consultant of the Company 321,735 stock options with a total fair value of $408,202, an exercise price of $1.90, and a term of five years. The options will vest as follows: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022. During the year ended November 30, 2021, the Company recorded share-based compensation of $351,984 in relation to these options.

On January 1, 2021, the Company repriced 932,995 stock options with an exercise price of $2.55 and 25,000 stock options with an exercise price of $2.57 to $1.90 per option. All other terms remained unchanged. During the year ended November 30, 2021, the Company recorded share-based compensation of $71,617 in relation to this repricing.

In accordance with a Termination and Mutual Release Agreement entered into with a consultant of the Company effective April 14, 2021, the Company and a consultant agreed to modify the expiry date of 50,000 options outstanding from July 23, 2025 to May 14, 2022.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	2021	2020	2019
Risk-free interest rate	0.41%	0.47%	1.82%
Dividend yield	nil	Nil	nil
Expected life	5.0 years	5.0 years	5.0 years
Volatility	105%	103%	92%
Weighted average fair value per option	$1.18	$1.37	$1.87

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

Stock option transactions are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Share Price on Exercise
		$	$
Balance, November 30, 2019	461,500	$2.55	—
Granted	550,000	$2.55	—
Exercised	(53,505)	$2.55	—
Balance, November 30, 2020	957,995	$2.55	—
Granted	1,072,450	$1.90	—
Exercised	(10,000)	$1.90	$2.00
Cancelled	(265,000)	$1.90	—
Balance, November 30, 2021	1,755,445	$1.90	—

A summary of the stock options outstanding and exercisable at November 30, 2021 is as follows:

Number Outstanding	Number Exercisable	Exercise Price	Expiry Date
		$
50,000	50,000	$1.90	May 14, 2022
257,995	257,995	$1.90	February 28, 2024
25,000	25,000	$1.90	January 8, 2025
25,000	25,000	$1.90	February 13, 2025
25,000	25,000	$1.90	March 10, 2025
25,000	25,000	$1.90	April 13, 2025
275,000	275,000	$1.90	July 23, 2025
750,715	107,245	$1.90	January 1, 2026
321,735	214,490	$1.90	January 14, 2026
1,755,445	1,004,730

The weighted average life of share options outstanding at November 30, 2021 was 3.61 years and 3.24 years for exercisable options.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Warrants

Agents’ warrants

During the year ended November 30, 2020, the Company issued 213,333 agents warrants with a total fair value of $252,976 and an exercise price of $1.88 per warrant in connection with the private placement which closed on June 8, 2020.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the warrants granted:

	2021	2020	2019
Risk-free interest rate	-	0.48%	-
Dividend yield	-	nil	-
Expected life	-	5.0 years	-
Volatility	-	103%	-
Weighted average fair value per warrant	-	$1.19	-

Agents’ warrant transactions are summarized as follows:

	Number of Agents’ Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2019	8,000	$4.00
Issued	213,333	$1.88
Cancelled	(8,000)	$4.00
Balance, November 30, 2020	213,333	$1.88
Exercised	(186,666)	$1.88
Balance, November 30, 2021	26,667	$1.88

A summary of the agents’ warrants outstanding and exercisable at November 30, 2021 is as follows:

Number Outstanding	Exercise Price	Expiry Date
	$
26,667	$1.88	June 4, 2025
26,667

The weighted average life of agent’s warrants outstanding at November 30, 2021 was 3.52 years.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants

During the year ended November 30, 2019, the Company issued 1,000,167 share purchase warrants with an exercise price of $1.75 per warrant in connection with the conversion of various convertible debentures.

On October 18, 2019, the Company repriced six tranches of share purchase warrants to $1.20.

During the year ended November 30, 2020, the Company:

•	issued 527,402 share purchase warrants with an exercise price of $1.75 per warrant in connection with the conversion of various convertible debentures;
•	issued 621,865 share purchase warrants with an exercise price of $1.20 per warrant in connection with the exercise of the “B” share purchase warrants described under Derivative liability below; and
•	issued 1,333,334 share purchase warrants with an exercise price of $1.88 per warrant in connection with the registered direct offering which closed in June 2020.

On February 12, 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of $1.75 from February 26, 2021 to March 11, 2021 due to the investors being subject to a trading blackout.

During the year ended November 30, 2021, the Company issued 270,000 share purchase warrants with an exercise price of $1.75 per warrant in connection with the conversion of a convertible debenture (Note 19).

Share purchase warrant transactions are summarized as follows:

	Number of Share Purchase Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2019	1,984,474	$1.81
Issued	2,482,601	$1.68
Exercised	(1,433,366)	$1.39
Balance, November 30, 2020	3,033,709	$1.66
Issued	270,000	$1.75
Exercised	(1,408,501)	$1.84
Expired	(1,516,000)	$1.46
Balance, November 30, 2021	379,208	$1.84

A summary of the share purchase warrants outstanding and exercisable at November 30, 2021 is as follows:

Number Outstanding	Exercise Price	Expiry Date
	$
24,208	$1.20	April 6, 2022
355,000	$1.88	June 9, 2025
379,208

The weighted average life of share purchase warrants outstanding at November 30, 2021 was 3.33 years.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Restricted share units (“RSUs”)

During the year ended November 30, 2020, the Company granted 1,000,001 RSUs to certain directors, officers, and consultants of the Company which vest 25% on grant (September 3, 2020) and 25% each six months thereafter. The granted RSUs convert to common shares of the Company upon vesting, accordingly, 250,001 common shares were issued upon grant.

During the year ended November 30, 2021, the Company recorded share-based compensation expense of $621,866 (2020 - $694,010) in relation to the issued RSUs. The fair value of the RSUs was measured using the value on the grant date of $1.47 per common share.

Number of RSUs

Balance, November 30, 2019	-
Granted	1,000,001
Vested	(250,001)
Balance, November 30, 2020	750,000
Vested	(487,502)
Cancelled	(98,541)
Balance, November 30, 2021	163,957

Derivative liability

a)	On August 30, 2017, the Company completed a non-brokered private placement of 132,043 units for cash proceeds of CAD$126,000. Each unit consisted of one “A” share purchase warrant and one “B” share purchase warrant. Each “A” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of CAD$3.00 per warrant. Each “B” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of CAD$6.00, repriced to $1.20 on October 18, 2019. The warrant agreement provides an anti-dilution clause for each of the A and B warrants that, upon exercise of the warrants, will cause the Company to issue additional warrants sufficient to entitle the warrant holder to acquire 10% of the issued and outstanding common shares of the Company. Such right is limited to one exercise of either of the A and B warrants and all of the A warrants must be exercised prior to exercising any of the class B warrants.

The anti-dilution right for the A and B share purchase warrants was valued at CAD$126,000 as at November 30, 2017 as the acquisition price approximated fair value due to the recency of the transaction. During the year ended November 30, 2018, certain A warrants were exercised causing the rights to expire resulting in a decrease to the liability.

During the year ended November 30, 2020, certain B warrants were exercised causing the rights to expire resulting in the elimination of the liability.

As at November 30, 2020, the rights attached to the B warrants were valued at $nil (2019 - $nil) resulting in a derivative gain of $829,463 for the year ended November 30, 2020 (2019 – loss of $753,597).

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

21.  SHARE CAPITAL AND RESERVES (continued)

Derivative liability (continued)

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the revaluation of the derivative liability as at November 30, 2021, 2020 and 2019:

	2021	2020	2019
Risk-free interest rate	-	-	1.70%
Dividend yield	-	-	Nil
Expected life	-	-	0.75 year
Volatility	-	-	106%
Probability of exercise	-	-	75%

b)	Due to the Company changing its functional currency from the CAD to the USD during the year ended November 30, 2018, a derivative liability occurred on the date of change on the Company’s previously issued share purchase warrants with CAD exercise prices. During the year ended November 30, 2019, the share purchase warrants with a CAD exercise price was repriced to USD resulting in the elimination of the derivative liability.

As at November 30, 2019, the Company revalued the derivative liability to $nil and recorded a gain of $414,878.

c)	On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at $1.50 per common share for total proceeds of $4,000,002. Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for $1.88 per common share with a maturity date of June 9, 2025. The holders of the Cashless Warrants may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Cashless Warrant shares to the holder, in lieu of exercising the Cashless Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Cashless Warrants. The fair value is determined by multiplying the number of Cashless Warrants to be exercised by the previous day’s volume weighted average price (“VWAP”) less the exercise price with the difference divided by the VWAP. If a Cashless Warrant holder exercises this option, there will be variability in the number of shares issued per Cashless Warrant.

On initial recognition, the Company allocated $351,779, being the fair value of the Cashless Warrants, from the proceeds of the offering included in share capital to set up the derivative liability. On March 24, 2021, the Company’s registration statement restricting the Cashless Warrant holders ability to elect to cashless exercise their Cashless Warrants became effective resulting in the Company revaluing the derivative liability to $nil (2020 - $263,139) and recording a loss of $160,364 (2020 - gain of $88,639).

On March 24, 2021, the Company revalued the derivative liability to $3,226,693 using the following Black Scholes assumptions: risk –free rate of $0.10%, dividend yield of nil, expected life of 0.01 years, and volatility of $150%. The Company transferred $423,503 from derivative liability to share capital in connection with the exercise of 175,000 Cashless Warrants on March 24, 2021 and reversed the remaining derivative liability on the expiry of the cashless exercise feature.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

22.  DISCONTINUED OPERATIONS

On January 9, 2018, the Company acquired 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company issued 66,667 common shares with a value of $33,333 and was required to pay cash consideration of up to $1,000,000. On August 31, 2020, the Company agreed to settle the remaining balance of $500,000 previously included in accounts payable, along with $347,186 in consulting fees owed to the previous owner of Majesco, for $200,000 in cash and the return of the Company’s 51% ownership of Majesco. Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

The following is the breakdown of the discontinued operations on the statement of comprehensive loss:

		Year ended November 30,
		2020		2019
		$		$
Sales		304,522		302,066
Cost of sales		104,981		111,555
Gross profit (loss)		199,541		190,511

Operating expenses
Consulting and director fees		9,000		85,500
Other general and administrative expenses		10,609		22,793
Management and directors salaries and fees		66,328		85,203
Marketing		-		213
Professional fees		22,201		65,503
	108,138		259,212

Other income (expenses)
Impairment of goodwill		(2,172,491)		-
	(2,172,491)		-

Profit (loss) before income taxes		(2,081,088)		(68,701)
Income tax expense (recovery)		-		(1,254)

Profit (loss) from discontinued operations		(2,081,088)		(67,447)
Profit (loss) attributable to non-controlling interest from discontinued operations		(1,411,239)		(33,049)
Profit (loss) attributable to the Company from discontinued operations		(669,849)		(34,398)

The following is a breakdown of the change in cash flows for the discontinued operations:

	Year ended November 30,
	2020	2019
	$	$
Net cash provided by operating activities	79,179	56,760
Net cash used in investing activities	-	(100,000)
Net cash flows for the year	79,179	(43,240)

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

23.  ROYALTY INCOME

IndieFlix earns royalty income from its participating net profit rights in three separate US Limited Liability Companies (“LLC”) for which IndieFlix acts as a manager.

The Company has recognized $9,241 of royalty income during the year ended November 30, 2021.

24.  RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

In November 2020, the Company signed employment agreements with two directors of the Company. The agreements require total payments of CAD$17,500 each per month. Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause. In April 2021, one of the agreements was terminated and replaced with a consulting agreement with the same terms.

In January 2021, the Company signed an employment agreement with the new CEO of the Company. The agreement requires payments of CAD$20,000 per month. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding (achieved).

Accounts payable and accrued liabilities at November 30, 2021 includes $275,486 (2020 - $20,901) owing to directors, officers, and a former director for unpaid directors fees, salaries, consulting fees, expense reimbursements, and loan interest.

In April 2020, a director converted his debenture of $500,000 and the associated accrued interest of $10,576 into 340,384 units of the Company (Note 19).

During the year ended November 30, 2021, the Company recorded interest income of $nil (2020 - $316; 2019 - $6,122) relating to a loan due from Waterproof which was repaid in full in during the year ended November 30, 2020 (Note 6).

During the year ended November 30, 2021, the Company incurred rent, included in other general and admin expenses, of $26,407 (2020 - $nil ; 2019 - $nil ) to a company with a director in common.

During the year ended November 30, 2021, the Company recorded revenue of $331,756 (2020 - $nil ; 2019 - $nil ) to a company with a director in common with IndieFlix. As at November 30, 2021, the Company had a receivable of $308,631 from this company.

During the year ended November 30, 2021, the Company recorded royalties, included in cost of sales, of $239,970 (2020 - $nil ; 2019 - $nil ) to three LLC’s for which IndieFlix acts as a manager and received royalty income of $9,241 (2020 - $nil ) from one of these LLCs. Additionally, as at November 30, 2021, the Company had a payable of $184,627 to one of these LLC’s for unpaid royalties and a receivable of $91,222 from two of these LLC’s for recoupment of costs incurred on their behalves.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

24.  RELATED PARTY TRANSACTIONS (continued)

The following is a summary of key management personnel compensation:

	For the year ended November 30,
	2021	2020	2019
	$	$	$
Management and directors salaries and fees	688,979	463,251	421,071
Management and directors salaries and fees in discontinued operations	-	19,000	26,000
Share-based compensation	1,290,308	1,195,333	676,184
Interest expense	-	-	3,880
key management personnel compensation	1,979,287	1,677,584	1,127,135

25.  NON-CONTROLLING INTEREST

The following table presents the changes in equity attributable to the 49% non-controlling interest in Majesco:

	2021	2020
	$	$
Balance, beginning of year	-	1,411,239
Share of loss for the year	-	(1,411,239)
Balance, end of year	-	-

The following table presents the loss and comprehensive loss attributable to non-controlling interest:

		For the year ended November 30,
	Note	2021	2020	2019
		$	$	$
Loss attributable to non-controlling interest from discontinued operations	22	-	(1,411,239)	(33,049)

26.  CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as components of shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. There were no changes to the Company’s capital management during the year. The Company is not subject to externally imposed capital requirements.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

27.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, accounts payable, loans payable, and long-term debt. The fair value of receivables, loans receivable, accounts payable and accrued liabilities, and loans payable approximates their carrying values. Long-term debt has been valued using a valuation methodology on initial recognition. Cash and restricted cash is measured at fair value using level 1 inputs. The derivative liability for the warrants is measured using level 2 inputs. The investment in equity instruments and the derivative liability for the contingent consideration was measured at fair value using level 3 inputs.

As at November 30, 2021, the fair value of the level 3 equity instruments was $nil (2020 - $2,966,110) based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization. The Company’s investment in Waterproof did not have a quoted market price on an active market and the Company assessed the fair value of the investment based on Waterproof’s unobservable earnings. As a result, the fair value was classified as level 3 of the fair value hierarchy. The process of estimating the fair value of Waterproof was based on inherent measurement uncertainties and was based on techniques and assumptions that emphasize both qualitative and quantitative information. There was no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

As at November 30, 2021, the fair value of the level 3 derivative liability was $1,277,200 (2020 - $nil 0) based on management’s estimate of probabilities on the likelihood of IndieFlix achieving the projected revenue targets and the Company issuing the resulting common shares to the former noteholders of IndieFlix. Management the assessed the probabilities on a low case, base case, and high case scenario with a 20%, 60%, and 20% probability, respectively, of occurring to determine a weighted average number of expected common shares to be issued. The Company’s investment in IndieFlix did not have a quoted market price on an active market and the Company assessed the fair value of the investment based on IndieFlix’s unobservable expected earnings. As a result, the fair value was classified as level 3 of the fair value hierarchy. The process of estimating the fair value of the contingent consideration was based on inherent measurement uncertainties and was based on techniques and assumptions that emphasize both qualitative and quantitative information. As at November 30, 2021, a 10% change in the number of expected common shares to be issued or a 10% change in the Company’s share price would change comprehensive income (loss) by approximately $128,000.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

27.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at November 30, 2021, the Company had assets totaling CAD$1,237,451 and liabilities totalling CAD$768,677. A 10% change in the exchange rate would change comprehensive income (loss) by approximately $37,000. The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in large Canadian and United States financial institutions. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at November 30, 2021 is the carrying value of the receivables and loans receivable. The Company has allowed for an expected credit loss of $356,070 on the loans receivable as at November 30, 2021. During the year ended November 30, 2021, the Company increased the allowance by $101,085 which is included in the consolidated statements of comprehensive loss.

b)	Interest rate risk

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

c)	Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at November 30, 2021, the Company had a cash balance of $4,305,461 to settle current financial liabilities of $2,252,635. The Company is exposed to liquidity risk.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

28.  SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	Years ended November 30,
	2021	2020	2019
	$	$	$
Supplemental non-cash disclosures
Reallocation of value of options upon exercise	19,561	100,080	-
Reallocation of value of warrants upon exercise	224,306	20,240	-
Reallocation of value of RSUs upon vesting	721,502	367,502	-
Shares issued for the acquisition of IndieFlix (Note 3)	799,994	-	-
Shares issued for debt settlements	561,403	243,306	478,091
Warrants issued for share issue costs	-	252,976	-
Shares issued for commitment to issue shares	440,501	103,750	-
Shares issued for Cashless Warrants	423,503	-	-
Acquisition of equipment in accounts payable	-	-	93,962
Units issued for conversion of convertible debentures and associated interest	454,967	795,891	1,542,229
Accounts payable applied to convertible debentures	-	-	18,000
Derecognition of investment in associate	-	-	445,987
Loans receivable allocated to long-term	-	-	285,399
Acquisition advances eliminated on acquisition of subsidiary (Note 3)	508,255	-	-
Residual value of warrants on conversion of convertible debentures	-	-	23,193
Accounts receivable applied to accounts payable	-	470,061	-

29.  CONTINGENCIES

a)	On February 18, 2021, Waterproof commenced an action against the Company in which the Plaintiff claimed that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (“ARSA”) with the Company. As a result, Waterproof claimed that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA. In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof. On October 18, 2021, the Company agreed to settle the lawsuit for receipt of $666,683 (CAD$825,000) in exchange for the Company’s 49% interest in Waterproof and resignation of the Company’s representatives from Waterproof’s Board of Directors (Note 10).

b)	On December 1, 2021, a consultant commenced an action against the Company in which the Plaintiff claims that the Company is in breach of contract and owes the consultant 175,000 common shares of the Company and $500,000, or alternatively, 250,000 common shares of the Company valued at $500,000. The Plaintiff is also requesting a judgement for costs, interest, and special damages. In December 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims for which the Plaintiff filed a Reply. The litigation is at an early stage.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

30.  INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021	2020	2019
	$	$	$

Loss from continuing operations before income taxes	(12,779,371)	(4,028,297)	(5,672,361)
Profit (loss) from continuing operations before income taxes	-	(2,081,088)	(67,447)
Loss before income taxes	(12,779,371)	(6,109,385)	(5,739,808)
Expected income tax expense (recovery) at statutory rates	(3,450,000)	(1,650,000)	(1,550,000)
Change in statutory, foreign tax, foreign exchange rates and other	(61,765)	(25,000)	(41,455)
Permanent difference	430,000	398,000	243,000
Impact of subsidiary and investment acquisitions and disposals	1,111,000	(17,000)	-
Share issue cost	(155,000)	(168,000)	-
Adjustment to prior years provision versus statutory tax returns	(108,000)	(7,000)	(93,000)
Change in unrecognized deferred tax assets	2,226,000	1,469,000	1,318,000
Income tax expense (recovery)	(7,765)	-	(123,455)

Deferred tax expense (recovery) relating to continuing operations	(12,971)	-	(122,201)
Current income tax expense relating to continuing operations	5,206	-	-
Current income tax expense (recovery) relating to discontinued operations	-	-	(1,254)

The significant components of the Company’s deferred tax liability is as follows:

	2021	2020	2019
	$	$	$
Deferred tax assets (liabilities)
Intangible assets	(763,120)	-	(17,430)
Capital loss	-	147,000	-
Investment in associates	-	(335,000)	(92,000)
Debt with accretion	-	-	(31,000)
Non-capital losses	-	188,000	123,000
Net deferred tax liability	(763,120)	-	(17,430)

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

30.  INCOME TAXES (continued)

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	2021	Expiry Date Range	2020	Expiry Date Range	2019	Expiry Date Range
	$		$		$
Property and equipment	7,983,000	No expiry date	2,485,000	No expiry date	2,013,000	No expiry date
Share issue costs	419,000	2022-2025	667,000	2020-2024	230,000	2020-2022
Debt with accretion	-	No expiry date	94,000	No expiry date	-	No expiry date
Derivative liability	1,277,000	No expiry date	-	No expiry date	-	No expiry date
Allowable capital losses	437,000	No expiry date	-	No expiry date	243,000	No expiry date
Non-capital losses	15,625,000	2026-2041	11,431,000	2026-2040	6,166,000	2026-2039

Tax attributes are subject to review, and potential adjustment, by tax authorities.

31.  SEGMENTED INFORMATION

During the years ended November 30, 2020 and 2019, the Company had two offices: a head-office in Vancouver, BC, and Majesco’s office in New York, New York. During the year ended November 30, 2021, the Company had three offices: a head office in Vancouver, BC, a satellite office in Toronto, ON, and IndieFlix’s office in Seattle, Washington. In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis. Upon the acquisition of the Platform coding during the year ended November 30, 2020, the Company determined it has two reportable operating segments: the investment in film and television entertainment and the investment in video games.

Revenue derived in the Company’s film and television entertainment and video games segments is earned from a large number of customers located throughout the world but mostly located in the United States of America. During the year ended November 30, 2021, one customer accounted for 43% of the Company’s sales.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

31.  SEGMENTED INFORMATION (continued)

Below summarizes the Company’s reportable operating segments for year ended November 30, 2021.

	Film and Television Entertainment	Video Games	Total
	$	$	$
Segment Information
Revenue	761,009	6,781	767,790
Cost of sales	(532,210)	(239,335)	(771,545)
Operating expenses	(464,044)	(145,813)	(609,857)
Other income (expenses)	(3,324,000)	(1,383,196)	(4,707,196)
Tax recovery	7,765	-	7,765
Segment profit (loss)	(3,551,480)	(1,761,563)	(5,313,043)

Corporate expenses:
Operating expenses			(5,520,298)
Other income (expenses)			(1,946,030)
Comprehensive loss for the year			(12,779,371)

Capital expenditures	-	-	-

Below summarizes the Company’s reportable operating segments for the year ended November 30, 2020.

	Film and Television Entertainment	Video Games	Total
	$	$	$
Segment Information
Revenue	12,409	23,078	35,487
Cost of sales	(41,435)	(527,277)	(568,712)
Operating expenses	(378,988)	(95,869)	(474,857)
Discontinued operations	-	(2,081,088)	(2,081,088)
Segment profit (loss)	(408,014)	(2,681,156)	(3,089,170)

Corporate expenses:
Operating expenses			(5,425,326)
Other income (expenses)			2,405,111
Comprehensive loss for the year			(6,109,385)

Capital expenditures	3,325,000	-	3,325,000

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

31.  SEGMENTED INFORMATION (continued)

Below summarizes the Company’s reportable operating segments for the year ended November 30, 2019.

	Film and Television Entertainment	Video Games	Total
	$	$	$
Segment Information
Revenue	-	20,427	20,427
Cost of sales	-	(1,380,872)	(1,380,872)
Operating expenses	-	(75,397)	(75,397)
Other income (expenses)	-	147,049	147,049
Discontinued operations	-	(67,447)	(67,447)
Segment profit (loss)	-	(1,356,240)	(1,356,240)

Corporate expenses:
Operating expenses			(4,070,653)
Other income (expenses)			(435,116)
Tax recovery			122,201
Comprehensive loss for the year			(5,739,808)

Capital expenditures	-	-	-

32.  PROPOSED TRANSACTION

a)	On June 7, 2021, the Company entered into a Letter of Intent with Filmdab, Inc., operating as Filmocracy (“Filmocracy”) for the Company to acquire 100% of the issued and outstanding shares of Filmocracy by issuing up to 1,250,000 common shares of the Company to the shareholders of Filmocracy. 25% of the consideration shares will be issued to the shareholders of Filmocracy on closing of the proposed transaction while the remainder will be issued based on Filmocracy achieving certain revenue targets over a six year period (“Filmocracy Transaction”). The Company and Filmocracy are currently negotiating the terms for the definitive agreement.

In connection with the proposed Filmocracy Transaction, on September 17, 2021, and subsequently extended on December 17, 2021, February 15, 2022, and March 31, 2022, the Company entered into an agreement with Filmocracy for $608,735 whereby the Company will advance $608,735 to Filmocracy as follows: (1) $244,292 upon the date of the agreement (advanced September 21, 2021); (2) $190,594 on the first month anniversary (advanced October 25, 2021); and (3) $173,849 on the second month anniversary (not yet advanced). The agreement bears interest at 6% per annum, is due on the earlier of April 30, 2022 or 30 days following the termination of the Filmocracy Transaction, and is secured by a general security agreement over certain assets. In the event that the proposed transaction does not close, all amounts outstanding shall bear interest at 24% per annum. As at November 30, 2021, the Company has accrued $3,930 of interest income in connection with this advance for acquisition.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

33.  SUBSEQUENT EVENTS

The Company had the following subsequent events, not disclosed elsewhere in these financial statements:

a)	On December 14, 2021, the Company acquired 100% of the issued and outstanding shares of iGEMS TV, Inc. (“IGEMS”) in accordance with an Agreement and Plan of Merger (“iGEMS Agreement”). As consideration, the Company will issue up to 850,000 common shares of the Company to the former shareholders of iGEMS upon iGEMS achieving total cumulative revenue of $9,412,830 before the sixth anniversary of the closing date as follows (“iGEMS Transaction”):
•	212,500 common shares on closing of the agreement (issued subsequently);
•	212,500 common shares upon iGEMS achieving revenue of $473,577 (“iGEMS First Milepost”);
•	212,500 common shares upon iGEMS achieving revenue of $2,400,664 (“iGEMS Second Milepost”);
•	212,500, or such lesser number based on a pro rata amount of iGEMS revenue recognized relative to the iGEMS Third Milepost, common shares upon iGEMS achieving revenue of $9,412,830 (“iGEMS Third Milepost”).

Upon closing of the iGEMS Agreement, Liquid Merger Sub 3 was amalgamated with iGEMS with the surviving entity retaining the name iGEMS TV, Inc.

In connection with the iGEMS Transaction, on June 25, 2021, the Company entered into an agreement with iGEMS for $100,000 which was advanced as follows: (1) $40,000 upon the date of the agreement (advanced June 28, 2021); (2) $33,000 on the first month anniversary (advanced August 3, 2021); and (3) $27,000 on the second month anniversary (advanced September 7, 2021). The agreement bore interest at 6% per annum and was due on the earlier of December 31, 2021 or 30 days following the termination of the iGEMS Transaction. The agreement was secured by a general security agreement over certain assets. As the advance was considered an advance on acquisition, the Company re-assumed the advance on the closing of the iGEMS Transaction on December 14, 2021. As at November 30, 2021, the Company had accrued $2,076 of interest income in connection with this advance. ..

The acquisition will be accounted for using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess consideration given over the fair value of the net assets acquired will be recorded as goodwill.

As at December 31, 2021, iGEMS had net liabilities of $79,894 excluding any intangibles or goodwill to be recognized pursuant to the acquisition. The initial accounting for the acquisition was not complete by the issuance date of these consolidated financial statements.

b)	On March 3, 2022, the Company issued 163,957 common shares in relation to the vesting of 163,957 restricted share units.

Liquid Media Group Ltd.

Notes to Consolidated Financial Statements

November 30, 2021

(Expressed in United States Dollars)

33.  SUBSEQUENT EVENTS (continued)

c)	On March 7, 2022, the Company acquired 100% of the issued and outstanding shares of Digital Cinema United Holding Ltd. (“DCU”) (“DCU Shares”), in accordance with a Securities Exchange Agreement (“DCU SEA”), for common shares of the Company which are scheduled to be paid out to DCU shareholders across specific performance milestones in three tranches (“DCU Transaction”) as follows:
•	On closing of the SEA – 3,000,000 common shares(“Issuer Consideration Shares”) (issued subsequently) of Liquid;
•	Issuer Additional Shares:
o	Upon DCU achieving cumulative consolidated revenues of $4,750,000 before the fifth anniversary of the closing date (“DCU First Milepost”) – greater of (i) 750,000 common shares of Liquid and (ii) 3,750,000 divided by a per share price of the greater of $1.25 or the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the First Milepost.
o	Upon DCU achieving cumulative consolidated revenues of $10,287,000 (“DCU Second Milepost”) after the DCU First Milepost but before the fifth anniversary of the closing date; - the greater of (i) 3,750,000 divided by (A) the greater of $1.25 or (B) the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the DCU First Milepost; and (ii) 5,625,000, less (A) 3,000,000 and (B) the number of Issuer Additional Shares issued on achievement of the First Milepost.

For additional clarification, the minimum aggregate total (i) Issuer Consideration Shares and (ii) Issuer Additional Shares issuable in connection with the achievement of both the First Milepost and Second Milepost is 5,625,000.

Included in the DCU SEA is a buyback right that entitles the DCU shareholders to acquire the DCU Shares from the Company should the Company’s shares be delisted for more than 180 days for the following consideration:

•	all shares of the Company issued to the DCU shareholders;
•	any cash advanced to DCU by the Company; and
•	interest on each amount of cash advanced at a rate of 6%, compounded annually in arrears.

In connection with the DCU Transaction, on August 31, 2021, the Company entered into an agreement with DCU whereby the Company advanced $1,147,928 to DCU as follows: (1) $573,964 upon the date of the agreement (advanced September 1, 2021); and (2) $573,964 on the first month anniversary (advanced October 4, 2021). The advances bore interest at 6% per annum and was due on the earlier of (1) February 28, 2022; (2) the termination of the letter of intent entered into between the Company and DCU on June 7, 2021; or (3) the closing of the DCU Transaction. The agreement was secured by a pledge over all of the shares held in DCU (“Pledge Agreement”). As the funds were considered an advance on acquisition, the Company re-assumed the advance on the closing of the DCU Transaction on March 8, 2022. As at November 30, 2021, the Company has accrued $14,062 of interest income in connection with this advance.

The acquisition will be accounted for using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess consideration given over the fair value of the net assets acquired will be recorded as goodwill.

The initial accounting for the acquisition was not complete by the issuance date of these consolidated financial statements.

Item 19. – Exhibits

Exhibit No.	Description
1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the SEC on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the SEC on February 3, 2010.

2(d)	Description of Securities. Incorporated by reference to Amendment No. 2 to Form 20-F for the year ended November 30, 2020, filed with the SEC on August 24, 2021

4.1	Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the SEC on July 7, 2015.

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

4.4

Employment Agreement dated November 1, 2020, between the Company and Daniel Cruz, incorporated by reference from prior filing as Exhibit 4.4 to the Annual Report on Form 20-F filed with the SEC on March 3, 202.

4.5

Employment Agreement dated November 1, 2020, between the Company and Charlie Brezer, President and a director of the Company. Incorporated by reference from prior filing as Exhibit 4.5 to the Annual Report on Form 20-F filed with the SEC on March 3, 2021.

4.6*	Form of Consulting Agreement dated April, 2021 between the Company and Daniel Cruz, former CFO and director of the Company.

4.7*	Form of Employment Agreement dated January 1, 2021, between the Company and Ronald Thomson, CEO and a director of the Company.

4.8

Sales Agreement dated August 24, 2021 between the Company and Virtu Americas LLC as agent (the “Sales Agent”), pursuant to which the Company may elect to sell, from time to time through the Sales Agent, ordinary shares, no par value per share of the Company, having an aggregate offering price of up to $6,051,342. Incorporated by reference to Exhibit 10.1 on Form 6-K filed with the SEC on August 24, 2021.

4.9*	Agreement and Plan of Merger dated September 1, 2021 and Amendment to Agreement and Plan of Merger dated September 15, 2021 by and among IndieFlix Group, Inc., the Company and LMG Merger Sub, a Delaware corporation and a wholly-owned or indirect wholly-owned subsidiary of the Company.

73

4.10*	Agreement and Plan of Merger dated December 4, 2021 among the Company, Liquid Media Merger Sub 3 and iGEMS TV Inc.

4.11*	Securities Exchange Agreement dated February 9, 2022, between the Company and DCU shareholders to acquire all of the outstanding equity shares of DCU in exchange for the Company's common shares.

8.1*	Subsidiaries of the Registrant

11.1	Code of Ethics, incorporated by reference from the prior filing as Exhibit 11.1 to the Annual Report on Form 20-F, filed with the SEC on June 1, 2005.

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certifications of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Davidson & Co. LLP Chartered Professional Accountants

15.2*	Management’s Discussion and Analysis for the years ended November 30, 2021

15.3*	Management’s Discussion and Analysis for the years ended November 30, 2020

101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*Filed herewith.

74

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date April 7, 2022

LIQUID MEDIA GROUP LTD.

By:	“Ronald Thomson”
Ronald Thomson,
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, incorporated by reference from prior filing as Exhibit 3.1 to the Form F-3, filed with the SEC on September 24, 2007.

1.2	Notice of Articles, incorporated by reference from prior filing as Exhibits 99.1 and 99.2 to the Form 6-K filed with the SEC on February 3, 2010.

2.(d)	Description of Securities, incorporated by reference to Amendment No. 2 to Form 20-F for the year ended November 30, 2020, filed with the SEC on August 24, 2021.

4.1	Further Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the SEC on July 7, 2015.

4.2

Share Purchase Agreement dated September 15, 2017 between the Company and 1133438 B.C. Ltd. Relating to the disposition of the Company’s subsidiaries, incorporated by reference from prior filing as Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.

4.3

Amended and Restated Arrangement Agreement dated January 14, 2018, between the Company and Liquid Canada (fka Liquid Media Group Ltd.), incorporated by reference from prior filing as Exhibit 4.3 to the Annual Report on Form 20-F filed with the SEC on June 1, 2018.

4.4

Employment Agreement dated November 1, 2020, between the Company and Daniel Cruz, incorporated by reference from prior filing as Exhibit 4.4 to the Annual Report on Form 20-F filed with the SEC on March 3, 2021.

4.5

Employment Agreement dated November 1, 2020 between the Company and Charlie Brezer, President and a director of the Company, incorporated by reference from prior filing as Exhibit 4.5 to the Annual Report on Form 20-F filed with the SEC on March 3, 2021.

4.6*	Form of Consulting Agreement dated April, 2021 between the Company and Daniel Cruz, former CFO and director of the Company.

4.7*	Form of Employment Agreement dated January 1, 2021, between the Company and Ronald Thomson, CEO and a director of the Company.

4.8

Sales Agreement dated August 24, 2021, between the Company and Virtu Americas LLC as agent (the “Sales Agent”), pursuant to which the Company may elect to sell, from time to time through the Sales Agent, ordinary shares, no par value per share of the Company, having an aggregate offering price of up to $6,051,342. Incorporated by reference to Exhibit 10.1 on Form 6-K filed with the SEC on August 24, 2021.

4.9*

Agreement and Plan of Merger dated September 1, 2021, and Amendment to Agreement and Plan of Merger dated September 15, 2021 by and among IndieFlix, the Company and LMG Merger Sub, a Delaware corporation and a wholly-owned or indirect wholly-owned subsidiary of the Company.

4.10*	Agreement and Plan of Merger dated December 4, 2021 among the Company, Liquid Media Merger Sub 3 and iGEMS TV Inc.

4.11*	Securities Exchange Agreement dated February 9, 2022, between the Company and DCU shareholders to acquire all of the outstanding equity shares of DCU in exchange for the Company's common shares.

8.1*	Subsidiaries of the Registrant

11.1	Code of Ethics, incorporated by reference from the prior filing as Exhibit 11.1 to the Annual Report of Form 20-F, filed with the SEC on June 1, 2005

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certifications of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Davidson & Co. LLP Chartered Professional Accountants

15.2*	Management’s Discussion and Analysis for the years ended November 30, 2021

15.3*	Management’s Discussion and Analysis for the years ended November 30, 2020

101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*Filed herewith